Form 20-F
period 2001-12-31
CORPORACION DURANGO SA DE CV/
filed 2002-06-12
CIK 925262

      As filed with the Securities and Exchange Commission on June 12, 2002
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

             [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                   (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR

              [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         Commission File Number: 1-13148

                        Corporacion Durango, S.A. de C.V.
           (formerly known as Grupo Industrial Durango, S.A. de C.V.)
             (Exact name of Registrant as specified in its charter)

                               Corporation Durango
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)

                            Torre Corporativa Durango
                                   Potasio 150
                                Ciudad Industrial
                         Durango, Durango, Mexico 34220
                               +52 (618) 814-1658
                                       and
                               +52 (618) 814-2799
          (Address and telephone number of principal executive offices)

        ---------------------------------------------------------------
 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                Title of each class:                              Name of each exchange on which registered
                                -------------------                               -----------------------------------------
     Series A Common Stock, without par value ("Series A Shares")                          New York Stock Exchange*
     Ordinary Participation Certificates ("CPOs"), each representing one Series            New York Stock Exchange*
     A Share American Depositary Shares ("ADSs"), each representing two CPOs               New York Stock Exchange
     13 1/8% Senior Notes due 2006 ("2006 notes")                                          New York Stock Exchange
     13 1/2% Senior Notes due 2008 ("2008 notes")                                          New York Stock Exchange

     _______________
     * Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the United States Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 94,072,122 Series A Shares, without par value
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]        No [_]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [_] Item 18 [X]

================================================================================

                                  INTRODUCTION

     In this annual report, the "Company," "we," "us" and "our" refer to Corporacion Durango, S.A. de C.V. and its consolidated subsidiaries, as the context may require. We are a corporation organized under the laws of the United Mexican States ("Mexico").

Presentation of Financial Information

     We report our financial statements in Mexican Pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 21 to our audited combined and consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of our combined and consolidated net income and total shareholders' equity as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001. We have a fiscal year end of December 31.

     Our company is the result of the merger on October 8, 2001 of Corporacion Durango, S.A. de C.V., or CODUSA, into Grupo Industrial Durango, S.A. de C.V., or GIDUSA. GIDUSA, being the surviving entity, was subsequently renamed Corporacion Durango, S.A. de C.V. Prior to March 2000, CODUSA and GIDUSA were affiliated companies, which were under the common ownership and control of the Rincon family. In March 2000, CODUSA acquired the Rincon family's ownership interest in GIDUSA and as a result, from this date forward through the date of the GIDUSA merger, GIDUSA was a majority owned subsidiary of Corporacion Durango S.A. de C.V.

     The financial statements included herein reflect the following:

     . Combined assets and liabilities and results of operations of CODUSA and GIDUSA as of and for each of the years ended December 31, 1998 and 1999 due to the common ownership and control discussed above.

     . Consolidated assets and liabilities and results of operations of CODUSA, which includes GIDUSA, as of and for each of the years ended December 31, 2000 and 2001.

     For accounting purposes, the GIDUSA merger was reflected on a historical cost basis in a manner similar to a pooling of interest under which the there was no change in the existing assets and liabilities and results of operations of both entities. The minority interest in CODUSA's consolidated financial statements prior to the GIDUSA merger reflected the shareholding in GIDUSA not owned by CODUSA. This minority interest was eliminated upon the merger.

     Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, our audited combined and consolidated financial statements are reported in period-end Pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Consequently, under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin and those of our foreign subsidiaries, are restated using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), or the NCPI. Inventories are restated at current replacement costs while fixed assets of non-Mexican origin are restated by the inflation of the country of origin prior to translation to Pesos at the period-end exchange rate. The effects of inflation accounting under Mexican GAAP, other than the restatement of fixed assets of non-Mexican origin, have not been reversed in the reconciliation to U.S. GAAP.

     We use Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" which prescribes the methodology for the translation and recognition of inflation of the financial information of foreign subsidiaries. Therefore, the Peso amounts of our revenues and expenses of our U.S. based subsidiaries may be impacted by the foreign exchange rate fluctuations and inflation rates in the U.S. For a detailed discussion of Mexican GAAP inflation methodologies, see Note 3 to our audited financial statements.

     Except as otherwise indicated, financial data for all periods throughout this annual report have been restated in constant Pesos as of December 31, 2001. The Peso/U.S. Dollar exchange rate at December 31, 2001 was Ps 9.1695 = US$1.00. Any discrepancies between the amounts listed and their totals in the tables included in this annual report are due to rounding.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular statements about our plans, strategies and prospects under the captions "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company." You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors" in "Item 3. Key Information" as well as any cautionary language in this annual report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this annual report could have a material adverse effect on our business, financial condition, and results of operations. The forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

     .    our substantial debt and significant debt service obligations;

     . developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental liabilities;

     .    the competitive nature of the industries in which we are operating;

     . changes in the U.S. Dollar-Peso exchange rate, interest rates and other domestic, and international market and industry conditions;

     .    the cyclicality of the paper and packaging industries; and

     .    our ability to keep key personnel required to operate our business.

     We do not intend to update or otherwise revise the forward-looking statements herein to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forward-looking statements are shown to be in error, except as may be required under applicable securities laws.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

      Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

      Not applicable.

Item 3.   Key Information.

Selected Combined and Consolidated Financial Data

     The following table sets forth our selected combined and consolidated financial data for each of the periods presented. The data does not represent all of our financial information. You should read this information together with the audited annual combined and consolidated financial statements as of December 31, 2000 and 2001 and for the three years ended December 31, 2001 appearing elsewhere in this annual report and the information under "Presentation of Financial Information" and "Item 5. Operating and Financial Review and Prospects."

     The selected combined and consolidated income statement information for the fiscal years ended December 31, 1999, 2000 and 2001, and the selected consolidated balance sheet information as of December 31, 2000 and 2001, have been derived from the combined and consolidated financial statements that were audited by PricewaterhouseCoopers, our independent public accountants, as indicated in their report included elsewhere herein. The selected combined income statement information for the fiscal years ended December 31, 1997 and 1998, and the selected combined balance sheet information as of December 31, 1997, 1998 and 1999, have been derived from combined financial statements which are not included in this annual report.

     Our audited combined and consolidated financial statements were prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. Note 21 to our audited combined and consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to such financial statements. In addition, Note 21 to our audited combined and consolidated financial statements contains a reconciliation to U.S. GAAP of our combined and consolidated net income and total shareholders' equity as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001.

     Except as otherwise noted, all information presented herein is presented in December 31, 2001 constant Pesos. The Peso/U.S. Dollar exchange rate at December 31, 2001 was Ps 9.1695 = US$1.00.

                                                                        As of and for the Year Ended December 31,
                                            ---------------------------------------------------------------------------------------
                                               1997(1)             1998        1999          2000           2001         2001
                                               -------             ----        ----          ----           ----         ----
                                                       (millions of constant Pesos restated as                           (millions
                                                         of December 31, 2001, except ratios)                            of US$)(2)

Combined and Consolidated Statement
  of Income Data:
Mexican GAAP:
Net sales ...............................   Ps   5,155.3     Ps   6,220.8  Ps   8,339.2  Ps   9,631.6  Ps   11,774.9  US   $1,050.4
Cost of sales ...........................        3,706.9          4,610.2       6,283.2       9,667.5        7,976.7          869.9
                                            ------------     ------------  ------------  ------------  -------------  -------------
  Gross profit ..........................        1,448.4          1,610.6       2,056.0       2,107.4        1,654.9          180.5
Selling, general and administrative
  expenses ..............................          364.7            436.9         656.6         741.3          671.9           73.3
                                            ------------     ------------  ------------  ------------  -------------  -------------
Operating income ........................        1,083.7          1,173.7       1,399.4       1,366.1          982.9          107.2
Other income (expense) ..................         (188.6)          (218.8)        (84.1)        (17.1)         (36.4)          (4.0)
Financing cost (result):
  Interest expense ......................         (829.0)          (887.1)       (935.4)     (1,018.9)      (1,005.1)        (109.6)
  Interest income .......................          153.2            118.6         110.6         114.9           62.1            6.8
  Foreign exchange (gain) loss, net .....         (189.2)        (1,185.6)        314.5         (96.1)         296.5           32.3
  Loss (gain) from monetary position
                                                   758.0            857.5         758.8         566.1          291.7           31.8
                                            ------------     ------------  ------------  ------------  -------------  -------------
Total financing cost (result) ...........         (107.0)        (1,096.6)        248.4        (434.1)        (354.8)         (38.7)
  Amortization of negative
  goodwill(3) ...........................          427.8          3,535.5          85.0       1,327.6          425.0           46.3
                                            ------------     ------------  ------------  ------------  -------------  -------------
Income  before  income tax and asset
  taxes, employee profit sharing,
  deferred income tax, tax loss
  carryforwards, special items and
  minority interest .....................        1,215.9          3,393.8       1,648.7       2,242.5        1,016.7          110.9

Provisions for:
  Income and asset taxes....................         (0.8)        (15.9)     (173.6)     (271.7)      (219.0)      (23.9)
  Employee profit sharing...................        (13.8)        (12.1)       (6.1)       (7.2)        (4.5)       (0.5)
  Tax loss carry-forwards...................           --           7.2         7.2          --           --          --
  Deferred income tax.......................           --            --          --      (351.0)       257.4        28.1
Special items...............................                                                          (271.1)      (29.6)
                                                             ----------  ----------  ----------   ----------  ----------
Net income before minority interest.........      1,201.3       3,373.0     1,476.2     1,612.7        779.6        85.0
Minority interest...........................          2.6         (11.5)      472.0       161.2          3.8         0.4
                                               ----------    ----------  ----------  ----------   ----------  ----------
Net income..................................   Ps 1,198.7    Ps 3,384.5  Ps 1,004.2  Ps 1,451.5     Ps 775.8    US$ 84.6
                                               ==========    ==========  ==========  ==========   ==========  ==========
Basic and diluted earnings per share........     Ps 12.74      Ps 35.98    Ps 10.67    Ps 15.43      Ps 8.25     US$0.90
Weighted-average number of shares
  outstanding...............................    9,072,122    94,072,122  94,072,122  94,072,122   94,072,122  94,072,122
U.S. GAAP: (4)(5)
Net sales...................................                 Ps 6,506.4  Ps 8,506.2 Ps 12,114.5   Ps 9,631.6  US$1,050.4
Operating income............................                    1,163.2     1,737.2     1,455.7        937.0       102.2
Income (loss) before income and
  asset taxes and minority interest.........                     (233.4)    1,972.3       909.4        539.6        58.8
Net income (loss)...........................                      (86.6)    1,353.7         9.6        226.5        24.7
Basic and diluted earnings per share(6).....                      (0.92)      14.39        0.10         2.41        0.26
Weighted-average number of shares
  outstanding...............................                 94,072,122  94,072,122  94,072,122   94,072,122  94,072,122
Combined and Consolidated Balance
  Sheet Data
Mexican GAAP:
Cash and temporary investments..............     Ps 713.8    Ps 1,203.8    Ps 869.2    Ps 746.1     Ps 469.4    US$ 51.2
Total current assets........................      2,829.0       3,992.9     5,356.4     5,136.9      3,947.3       430.5
Property, plant & equipment, net............     11,141.6      15,991.4    16,081.0    16,240.9     15,247.9     1,662.9
Total assets................................     14,559.0      20,384.8    21,859.8    21,889.0     19,694.5     2,147.8
Short-term debt, including current
  portion of long-term debt.................         56.5         636.8     1,009.9       785.5        561.8        61.3
Long-term debt..............................      6,084.9       7,982.3     7,006.4     7,090.5      6,807.6       742.4
Capital stock (1)...........................      3,934.1       3,938.9     4,004.8     2,196.5      4,420.5       482.1
Total minority shareholders' equity.........        118.1         132.6     2,413.4     1,423.4         39.6         4.4
Total majority shareholders' equity.........      6,395.8       9,520.7     7,133.3     6,129.0      7,187.5       783.9
                                               ----------    ----------  ----------  ----------   ----------  ----------
Total shareholders' equity
  (net assets)..............................      6,513.9       9,653.3     9,546.7     7,552.4      7,227.1       788.2
U.S. GAAP: (4)(5)
Total assets................................                   17,184.9    18,607.5    19,072.0     17,771.2     1,938.1
Total shareholders' equity
  (net assets)..............................                    1,778.0     2,535.8     2,624.8      3,824.2       417.1
Other Financial Data:
Mexican GAAP:
EBITDA (7)..................................      1,391.0       1,477.8     1,975.6     2,052.2      1,527.0       166.5
Resources  generated by operating
  activities ...............................      1,175.6       1,467.5     1,430.6     1,282.7        865.9        94.4
Resources generated by (used in)
  financing activities......................       (223.5)      1,199.2      (385.1)    1,770.5       (615.4)      (67.1)
Resources used in investing
  activities................................     (1,161.7)     (2,176.7)   (1,380.1)   (3,176.2)      (527.2)      (57.5)
Capital expenditures........................        225.2         996.9       167.8     1,019.8        327.6        35.7
EBITDA to interest expense .................          1.7x          1.7x        2.1x        2.0x         1.5x        1.5x
Total Debt to EBITDA........................          4.4x          5.8x        4.1x        3.8x         4.8x        4.8x
Ratio of earnings to fixed
  charges (8)...............................          2.5x          4.8x        2.7x        3.2x         1.7x        1.7x

U.S. GAAP: (4)(5)
Cash flow provided by operating
  activities ...............................                   Ps 702.9    Ps 768.9    Ps 652.2   Ps 1,151.1    US$125.5
Cash flow provided by (used in)
  financing activities .....................                    2,057.0      (297.7)      308.0       (934.7)     (101.9)
Cash flow used in investing
  activities ...............................                   (2,407.2)   (1,552.3)   (1,196.3)      (478.5)      (52.2)
Ratio of earnings to fixed
  charges (8) ..............................                        0.7(9)      3.1         1.8          1.5         1.5

____________

(1) The 1997 income statement data include results of operations of the McKinley Paper Company and certain related companies (the "McKinley Group") from the period from October 22, 1997, the date of the acquisition thereof, to December 31, 1997. The balance sheet data as of December 31, 1997 include the assets and liabilities of the McKinley Group.
(2) U.S. Dollar amounts shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Pesos, as a matter of arithmetic computation only, at an exchange rate of Ps 9.156 per U.S. Dollar, the interbank free market exchange rate as reported by the Mexican Central Bank as of December 31, 2000. Translations herein should not be construed as a representation that the Peso amounts have been or could be converted into U.S. Dollars at the foregoing or any other rate.
(3) Negative goodwill arose in the acquisition of four forest product companies located in the northern state of Chihuahua in July 1996. Such negative goodwill was fully amortized by year-end 1997. In 1997, the company recorded negative goodwill in the acquisition of the McKinley Group. Such negative goodwill was fully amortized by year-end 1998. In 1999, the company recorded negative goodwill in the acquisition of the Durango Paper Company. Such negative goodwill was fully amortized by year-end 2001. In 2000, the company recorded negative goodwill in the acquisition of 59% of GIDUSA by CODUSA. Such negative goodwill was fully amortized by year-end 2000.
(4) Amounts of sales and long-term debt under U.S. GAAP do not differ materially from these amounts under Mexican GAAP. See Note 21 to our audited combined and consolidated financial statements.
(5) The difference between net income under U.S. GAAP and Mexican GAAP primarily reflects differing accounting treatment for reversal of loss on fixed assets, capitalized financing costs, debt issuance costs, negative goodwill, deferred income tax, employees' statutory profit sharing and the effects of inflation on fixed assets. See "Item 5. Operating and Financial Review and Prospects - Differences Between Mexican GAAP and U.S. GAAP" and Note 21 to our audited consolidated financial statements. As of January 1, 2000, Bulletin D-4 is effective in Mexico. This Bulletin governs the treatment of deferred taxes, similar to that of Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes." See Note 3(n) to our audited consolidated financial statements.
(6) See note 21 to our audited combined and consolidated financial statements.
(7) EBITDA is defined as consolidated net income plus consolidated interest expense, income and asset taxes, depreciation and amortization expenses and all other non-cash items reducing consolidated net income, less all non-cash items increasing consolidated net income; or, alternatively, EBITDA is equal to operating income plus depreciation and amortization plus interest income plus other cash income less other cash expenses. EBITDA is not a measure of financial condition or performance under either Mexican GAAP or U.S. GAAP and should not be considered as a substitute for those measures under either Mexican GAAP or U.S. GAAP. In addition, all companies do not calculate EBITDA in a uniform manner, therefore our EBITDA calculations may not be comparable to those of other companies. The table below shows the calculation of our EBITDA for each of the periods presented:

                                                       Year Ended December 31,
                                  ----------------------------------------------------------------
                                        1997        1998         1999        2000          2001
                                        ----        ----         ----        ----          ----
     Operating income ...........   Ps 1,083.7  Ps 1,173.7   Ps 1,399.4   Ps 1,366.1     Ps 982.9
     Depreciation and
     amortization ...............        333.5       345.4        481.7        520.8        453.7
     Interest income ............        153.2       118.6        110.5        114.9         62.1
     Other income (expense) .....       (188.6)     (218.8)       (84.1)       (17.1)       (36.4)
     Other non-cash items* ......          9.2        58.9         68.1         67.5         64.7
                                    ----------  ----------   ----------   ----------   ----------
     EBITDA                         Ps 1,391.0  Ps 1,477.8   Ps 1,975.6   Ps 2,052.2   Ps 1,527.0
                                    ==========  ==========   ==========   ==========   ==========

         * Other non-cash items includes allowance for doubtful accounts, inventory obsolescence reserve and seniority premiums.

     (8) Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes divided by fixed charges. Earnings for this purpose consist of earnings before provision for income tax and asset tax plus fixed charges. Fixed charges for this purpose consist of interest expenses plus the portion of rental expenses deemed to represent interest expense under operating lease agreements and the capitalization of deferred costs related to the issuance of bonds during the period.

     (9) Under U.S. GAAP, earnings for the year ended December 31, 1998 were insufficient to cover fixed charges by the amount of Ps 233.4 million.

Dividends

     Please see "Dividend Policy" in "Item 8. Financial Information."

Exchange Rate Information

     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate as reported by the Federal Reserve Bank of New York, for the purchase of U.S. Dollars, expressed in nominal Pesos per U.S. Dollar.

                                             Noon Buying Rate(1)
                             -----------------------------------------------
                                                                     Period
                                                                     ------
                               High        Low        Average(2)      End
                               ----        ---        ----------      ---
Year ended December 31,
-----------------------
1997                         Ps 8.410    Ps 7.717      Ps 7.917     Ps 8.070
1998                           10.630       8.040         9.152        9.901
1999                           10.600       9.243         9.563        9.480
2000                           10.087       9.188         9.475        9.618
2001                            9.972       9.027         9.341        9.156

                                          Noon Buying Rate(1)
                             -----------------------------------------------
                                                                    Period
                                                                    ------
                               High        Low           Average(3)   End
                               ----        ---           ----------   ---
Month Ended
-----------
December 31, 2001            Ps 9.245    Ps 9.090      Ps 9.165     Ps 9.156
January 31, 2002                9.250       9.095         9.164        9.152
February 28, 2002               9.170       9.048         9.106        9.130
March 31, 2002                  9.114       9.001         9.064        9.001
April 30, 2002                  9.375       9.002         9.165        9.375
May 31, 2002                    9.713       9.408         9.510        9.653
June 1 through June 7           9.770       9.641         9.722        9.735

_________
(1)  Source: Federal Reserve Bank of New York.
(2)  Average of month-end rates.
(3)  Average of daily rates.

Risk Factors

     We are subject to various risks resulting from changing economic, political, industry and business and financial conditions that may affect our results of operation or financial condition. These risks are described below.

Risks Relating to our Business and the Paper and Packaging Industry in General

     We have substantial debt, so we may not be able to make payments on our debt securities.

     At December 31, 2001, we had Ps 7,369.4 million (US$803.7 million) of total debt, 100% of which was denominated in U.S. Dollars. In addition, our indenture will permit us to incur substantial additional debt to make acquisitions, subject to specified limitations.

     Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt securities or to refinance existing indebtedness before it becomes due, and may have important consequences for our operations, including:

     . our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

     . if we cannot refinance our existing indebtedness on a timely basis, we would have to use cash flow from operations for the payment of principal and interest on our debt, thus reducing the funds available to us for other purposes, including expansion through acquisitions and our internal growth; and

     . our substantial indebtedness may hinder our ability to adjust to rapidly changing market conditions and could make us more vulnerable in the event of a downturn in general economic conditions or our business.

     We may be unable to generate sufficient cash to service our debt.

     Our ability to make scheduled interest payments or to refinance our obligations with respect to our indebtedness will depend on the financial and operating performance of our subsidiaries. This performance, in turn, is subject to prevailing economic conditions in Mexico and the United States and to financial, business and other factors beyond our control, including but not limited to, fluctuations in international prices of our products as well as conditions in the paper and packaging industry conditions. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to delay future acquisitions and capital expenditures, sales of material assets or operations, obtaining additional capital or restructuring our debt. Our operating performance, cash flow, and capital resources may not always be sufficient for payment of our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any transaction or how soon any transaction could be completed.

     We are vulnerable to cyclicality and fluctuations in pricing.

     Our business is affected by trends in international prices and demand for paper. Prices for containerboard and industrial paper and, to a lesser extent, converted products such as corrugated containers and multi-wall sacks and bags have historically been subject to cyclical fluctuations. Pricing is affected not only by demand for packaging and paper products, which correlates with real economic growth, but also by current inventory levels of customers. In addition, the packaging and paper industries are highly capital intensive and the impact of new production facilities may result in supply/demand imbalances.

     We are vulnerable to increases in inflation.

     Our profitability may be negatively affected by increases in inflation. Our Peso-based labor costs and raw material costs increase as a result of inflation in Mexico. If, as in the past three years, we are unable to pass on the increased costs of our inputs to our customers, the real prices of our products will not keep pace with inflation. As a result, our operating income will decline unless we have a comparable increase in our sales volume to offset the decline in real prices of our products.

     Our operations may be adversely affected by increases in the price of raw materials.

     The cost of our supply of recycled fiber and pulp is directly affected by trends in international and domestic prices of old corrugated container, or OCC, and old newsprint, or ONP, material and virgin pulp, which stem from market fluctuations caused by factors beyond our control. Generally, demand and prices for these raw materials vary directly with demand and prices for finished paper. In addition, the cost of OCC in Mexico is affected both by the inflation and exchange rates. We might not be able to recoup any future increases in the costs of raw materials through increases in sales prices for our products, which would adversely affect our operating income.

     We are vulnerable to competition from international paper producers with substantial resources.

     We currently face increasing competition from non-Mexican producers due in part to significantly enhanced market access for imported products. Many of our competitors are large international paper producers with substantial resources at their disposal. We try to maintain our prices below U.S. prices and in the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the gradual elimination of tariffs and generally low prices for paper and packaging products in the United States over the last three years, competition from imports has increased and may increase further. Increased competition from imports may have a material adverse effect on our company by driving down our prices and decreasing our revenues.

     We may make significant acquisitions in the future which, if unsuccessful, may adversely affect our operating results.

     We have made significant acquisitions in the past and may make significant acquisitions in the future to continue our growth. Most recently, we acquired Durango Paper Company for Ps 1,154.2 million (US$119.9 million) in 1999 and Grupo Pipsamex for Ps 962.8 million (US$105.0 million) in 1998. Although these acquisitions have generally been successful, acquisitions involve a number of risks, including:

     .    failure of the acquired businesses to achieve expected results;

     . potential inability to retain or hire key personnel of the acquired businesses;

     . potential inability to reduce financial inefficiencies affecting those businesses;

     .    unanticipated events or liabilities;

     . potential disruption of our business as management works to integrate new acquisitions;

     . customer dissatisfaction or performance problems as a result of integration challenges at the acquired businesses; and

     .    antitrust considerations.

     If we are unable to integrate or successfully manage the companies we have acquired, or the businesses that we may acquire in the future, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

     In the past we have funded our acquisitions with funds from operating cash flows, bank financings, seller financings, and debt offerings in the capital markets. If we finance our acquisitions through the issuance of debt or bank financings, we may have to agree to financial covenants that limit our operational and financial flexibility. In addition, under our indentures we or our subsidiaries may issue secured debt to finance our acquisitions, subject to certain conditions and, accordingly, the notes issued under our indentures would rank junior to this secured debt.

     We may encounter difficulties in managing our growth.

     Our recent growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage future growth, we must continue to implement and improve our operational and financial systems, and must expand, integrate, train, and manage our expanded employee base. If we continue to expand successfully, we may encounter unexpected difficulties in managing the expansion of our operations as our systems and controls may be inadequate to support our expanded operations. Any inability to manage growth effectively could have a materially adverse effect on our business, results of operations and financial condition.

     Our operations may be restricted by covenants in our loan agreements.

     We are party to certain loan agreements and indentures which have negative covenants and other restrictions that will limit our ability and the ability of our restricted subsidiaries to:

     .   incur additional debt;

     . pay dividends, acquire shares of stock, make payments on subordinated debt or make investments;

     .   make distributions from subsidiaries;

     .   issue or sell capital stock of subsidiaries;

     .   issue guarantees;

     .   sell or exchange assets;

     .   enter into sale and lease-back transactions;

     .   enter into transactions with shareholders and affiliates;

     .   create liens; and

     .   effect mergers.

     We may be adversely affected by the imposition and enforcement of more stringent environmental and safety requirements.

     We are subject to strict environmental regulations in Mexico and in the United States. Changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could adversely affect us. Our Mexican operations are supervised by the Ministry of the Environment and Natural Resources and Fisheries (Secretaria del Medio Ambiente, Recursos Naturales y Pesca) and our U.S. operations are supervised by the Environmental Protection Agency, or EPA, and other federal, state and local regulatory agencies. These agencies are responsible for the implementation of pollution control laws and regulations and could take action against us by shutting down plants, revoking licenses, imposing fines or obligating us to clean up waste produced by us, if we fail to comply with their environmental regulations. It is also possible that the relevant governmental agencies could issue additional regulations, could seek a more stringent interpretation of existing regulations or could exercise stricter enforcement actions that would require us to spend additional funds on environmental matters.

     In addition, the enactment of new environmental laws or regulations in Mexico or the United States may cause us to spend additional funds, which may be material, in order to comply with the new laws or regulations. For example, in 1998, the EPA enacted new regulations relating to air and water emissions, commonly known as the Cluster Rules, from factories in the pulp and paper industry. Our Durango Paper Company operations in St. Marys, Georgia will be required to comply with these more stringent regulations as they are implemented over the next few years. Compliance with the Cluster Rules will require modifications at our paper mill in St. Marys, Georgia and will cause us to incur significant capital expenditures and additional operating expenses as the modifications are implemented and the new equipment is put into service.

     Our principal shareholders own 92.8% of our shares and may take actions not in your interest as a holder of our shares or debt securities.

     We are controlled by the Rincon family, which directly and indirectly owns 92.8% of our outstanding voting stock. As a result, the Rincon family has the power to elect all of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. The interests of the Rincon family as shareholders may differ from your interests. See "Item 7. Major Shareholders and Related Party Transactions."

     If we lose key members of our management team and are unable to attract other qualified personnel, our business could be adversely affected.

     Our success largely depends on the continuing contributions of our management team. Our managers have been with our company for an average of 17 years and have successfully implemented our past strategic acquisitions. In particular, our chief executive officer, chief operations officer, and chief financial officer have been with our company since the founding of GIDUSA. The loss of key personnel or our potential inability to attract and retain other qualified managers could adversely affect us.

Risks Relating to Mexico

     Economic and Political Developments in Mexico May Adversely Affect Our Business.

     We are a Mexican company with a substantial part of our operations and assets in Mexico. As a result, our business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates and political developments in Mexico.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities, in general, and on us, in particular, and on market conditions, prices, and returns on Mexican securities, including the our securities.

     Mexico Has Experienced Adverse Economic Conditions.

     Mexico's gross domestic product, or GDP, increased 3.7% in 1999 and 6.9% in 2000; however, GDP contracted by an estimated 0.3% in 2001. During 2001, GDP growth fell short of Mexican government estimates due primarily to a decrease in exports to the U.S. resulting from the recession in the U.S. economy and a 4.6% appreciation of the Peso against the U.S. Dollar. Inflation in 1999, 2000 and 2001 was 12.3%, 8.9% and 4.4%, respectively.

     If the Mexican recession continues or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected for the following reasons:

     . demand for our products may decline because our customers that sell products in the Mexican market may be adversely affected as a result of the recession and may further reduce their consumption of our products; and

     . our costs may increase because 85% of our cost of production in Mexico is payable in Pesos and could increase as a result of inflation.

     Our profitability may be adversely affected by currency fluctuations.

     As of December 31, 2001, we had Ps 6,807.6 million (US$742.4 million) of outstanding long-term debt, excluding current portion, 100% of which was denominated in U.S. Dollars. We are exposed to a Peso devaluation risk. The Peso has devalued substantially against the U.S. Dollar in the past and may devalue significantly in the future. The value of the Peso, based on the representative rate, the exchange rate which is calculated and published by the Mexican Central Bank, declined by 61% against the U.S. Dollar during 1994, by an additional 54% during 1995 and continued to weaken between 1995 and 1998. A devaluation of the Peso would negatively affect our results of operations by increasing our cost of borrowing since the Peso cost of interest payments on our U.S. Dollar indebtedness would increase.

     In 2001, the Peso appreciated against the U.S. Dollar. An appreciation of the Peso against the U.S. Dollar generally results in our receiving fewer Pesos for our U.S. Dollar sales, but our U.S. Dollar-based costs decrease. An appreciation of the Peso against the U.S. Dollar will negatively affect us because it will result in intensified competition from U.S. Dollar denominated imports as the Peso prices of these imports decrease, and may reduce the profitability of our exports because we may not be able to pass along our increased Peso denominated costs to our customers through price increases that keep pace with inflation.

     Since approximately 41% of our sales are denominated in U.S. Dollars and a majority of the remainder of our sales are linked to movements in the value of the U.S. Dollar, we do not currently engage in hedging activities to protect operations and future obligations in foreign currencies. Declines in the value of the Peso relative to the U.S. Dollar could temporarily adversely affect our ability to meet our U.S. Dollar denominated obligations, increase our interest expense and operating costs, and negatively affect the value of Mexican securities such as ours.

     We may not be able to make payments in U.S. Dollars.

     The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or other currencies, and vice versa. However, in the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the Mexican government has responded by restricting the ability of Mexican or foreign persons or entities to convert Pesos to foreign currencies generally, and U.S. Dollars in particular. The Mexican government may institute a restrictive currency exchange control policy in the future. Any restrictive currency exchange control policy could prevent or restrict our access to U.S. Dollars to meet our U.S. Dollar obligations, and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Mexican economy.

     The price of our shares and ADSs may be affected by economic developments in other emerging market countries.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In the past, economic crises in Asia, Russia, Brazil and other emerging markets adversely affected the Mexican economy, and thus, future economic developments in Mexico and other emerging markets, such as Argentina, as well as low growth in the United States, could adversely affect the Mexican economy in future periods.

     In 1997 and 1998, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of a sharp drop in Asian securities markets and by the economic crises in Russia and in Brazil. In 2001, Argentina defaulted on its public debt, and in December 2001 the then President of Argentina, Fernando de la Rua, was forced to resign from office. The prices of Argentine debt securities and the level of the Merval Stock Exchange Index declined significantly and there have been political demonstrations in Argentina, which present a risk of civil unrest. The administration of Argentina's current president, Eduardo Duhalde, has taken measures in an effort to revive the economy of Argentina, including the devaluation of the Argentine peso, and to maintain the solvency of the banking system, including the conversion of U.S. Dollar balances in bank accounts into Argentine pesos at the devalued rate. Although the events in Argentina have not had a material effect on the Mexican economy, to the extent that the Argentine government is unsuccessful in preventing future economic decline, this crisis may adversely affect the price of our securities. The market value of our shares and ADSs could be adversely affected by events elsewhere, especially in emerging market countries.

     Because our accounting standards are different from those in other countries, investors may find it difficult to accurately assess our business and financial operations.

     We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP as further discussed in
Note 21 to our audited financial statements. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries. In addition, as a foreign registrant, the preparation of U.S. GAAP information is only performed on an annual basis.

     Judgments of Mexican courts enforcing our obligation under our debt securities would be payable only in Pesos.

     If proceedings were brought in Mexico seeking to enforce our obligations under our debt securities, we would not be required to discharge our obligations in a currency other than Pesos. Under the Mexican Monetary Law, an obligation to pay amounts denominated in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date of payment. This rate is currently determined daily by the Mexican Central Bank and published in the Mexican Official Gazette of the Federation.

     If we were declared bankrupt, you would find it difficult to collect payment on our debt securities.

     If we were declared bankrupt by a Mexican court or if we were subject to a reorganization proceeding in a Mexican court, our obligations under our debt securities:

     . would be converted into Pesos at the exchange rate prevailing at the time of a declaration of bankruptcy or reorganization and from Pesos into inflation indexed units at the conversion rate prevailing at that time;

     . would be dependent upon the outcome of the bankruptcy or reorganization proceedings and payment, if any, would occur at the time claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient; and

     .   would cease to accrue interest.

Item 4.  Information on the Company.

Organization

     We are a corporation operating under the laws of Mexico. We were incorporated on January 22, 1982 in Mexico. However, some of our underlying operating companies have been in existence since 1975. Our corporate existence under our corporate charter continues until January 21, 2081, but it is extendible by a resolution approved by the majority of our shareholders. We are 92.8% owned by members of the Rincon family, which has been involved in the pulp, paper and converting industry for over 20 years.

     Our legal name is "Corporacion Durango, S.A. de C.V." Our principal executive offices are located at Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34220, and our telephone numbers are +52 (618) 814-1658 and + 52 (618) 814-2799).

     Our agent for service of process in the United States is Durango Paper Company, 1000 Osborne Street, St. Marys, Georgia 31558.

History and Development of the Company

     Our company is the result of the merger on October 8, 2001 of Corporacion Durango, S.A. de C.V., or CODUSA, into Grupo Industrial Durango, S.A. de C.V., or GIDUSA. GIDUSA, the surviving entity, was subsequently renamed Corporacion Durango, S.A. de C.V. Prior to the GIDUSA merger, CODUSA owned Grupo Pipsamex and Durango Paper Company, as well as 59% of the outstanding stock of GIDUSA and the Rincon family, as a group, owned all of CODUSA's issued and outstanding equity interests and, directly and indirectly, owned 87% of the capital stock of GIDUSA.

     We were formed in 1975 from the combination of a forest products transportation company and a regional wholesaler of building products. Since our formation, we have pursued a strategy of forward integration, implemented by both acquisitions and internal expansion, to attain our present position as Mexico's largest producer, in terms of capacity, of corrugated containers, containerboard and industrial paper.

Business Overview

     We are a vertically integrated producer with an extensive distribution network that links our strategically located facilities with our customers. These factors, as well as our investment in state-of-the-art manufacturing technology and our easy access to raw materials as a result of being Mexico's only producer of unbleached virgin kraft pulp and largest paper recycler, allow us to be one of the industry's lowest cost producers. In 2001, our total sales volume was 1.6 million short tons.

     We produce and supply paper to our converting facilities which in turn manufacture packaging products. Our products include:

     . paper: containerboard (linerboard, corrugating medium and multi-wall paper), kraft paper, newsprint, uncoated free sheet and coated bleached board;

     . packaging: corrugated containers, multi-wall sacks and bags, and molded pulp products; and

     .   other: plywood and particleboard.

     In Mexico, we are the sole domestic producer of newsprint with a 70% market share in 2001, and we are the leading producer of corrugated containers with an estimated 40% market share in 2001, based on information published by the National Chamber for the Pulp and Paper Industry.

     We are a rapidly growing paper company supplying companies in the maquiladora sector, as well as the traditional Mexican export sector. The Mexican export sector, including maquiladoras, has grown at a 15.4% compounded annual growth rate from January 1, 1994, the date on which NAFTA took effect, through the end of 2001. Our sales have grown at a 12.4% compound annual growth rate during the same period. We believe we are the leading domestic producer of corrugated containers used by the traditional Mexican export sector with an estimated 70% market share in 2001. The remaining needs of the sector are substantially supplied by other Mexican producers. We also believe we are the leading producer of corrugated containers for the maquiladora sector with an estimated 80% market share of domestic production in 2001, which accounted for an estimated 30% of this sector's total packaging requirements in 2001.

     Our customers in the United States and Mexico include many of the largest industrial, construction, consumer, agricultural, and media companies such as Nestle, Pepsico, Chrysler Corporation, Sara Lee, Kimberly-Clark, Smurfit Stone, Sweetheart Cups, Westvaco, Vitro, Cementos Apasco, Paccess-Nike, El Universal, Reforma, Quik-crete Concrete and Chiquita.

     Our revenues were Ps 9,631.6 million (US$1,050.4 million) in 2001. In 2001, approximately 41.3% of our sales were made in U.S. Dollars, with the balance primarily U.S. Dollar linked. In 2001, 66% of our total sales were made in Mexico and 34% were made in and into the United States. Our EBITDA was Ps 1,527.0 million (US$166.5 million) in 2001.

     We sell our products to a broad range of Mexican and United States manufacturers of consumable and durable goods, including the maquiladora sector and Mexico's major exporters. In Mexico, we produce corrugated containers, containerboard and kraft paper, molded pulp egg cartons and forest products, multi-wall sacks and bags and newsprint. In the United States, we produce coated bleached board, linerboard, bleached kraft paper, kraft paper, and corrugated containers. Our U.S. operations allow us to expand our geographic presence and market reach to continue to increase our strategic position within the NAFTA region. Our U.S. operations also fill a demand for higher quality products to be supplied into Mexico.

Subsidiaries and Operating Divisions

                               Corporate Structure

     The following is our corporate structure.

                                    [CHART]

     We are comprised of various operating divisions which are distinguished by product type as follows:

     .   paper:               Pamex
                              Grupo Pipsamex
                              Durango McKinley Paper Company
                              Durango Paper Company

     .   packaging:           Titan
                              McKinley Container

     .   other:               Ponderosa

     Our operating divisions interact with each other to comprise a vertically integrated unit. This integration enables us to limit purchases from external suppliers and reduce costs. Our operating divisions are:

     . Pamex. Our Pamex division is the largest containerboard manufacturer in Latin America. In 2001, approximately 87% of the 500,000 short tons of linerboard, corrugating medium and unbleached kraft paper produced by Pamex was used to supply our Titan division. The remainder of its production was sold to third party manufacturers in Mexico and the United States.

     . Grupo Pipsamex. Grupo Pipsamex is Mexico's sole domestic newsprint manufacturer and one of Mexico's leading bond paper manufacturers. In 2001, Grupo Pipsamex produced 267,500 short tons of newsprint and 92,000 short tons of uncoated free sheet. Grupo Pipsamex's sales are predominantly to the Mexican market with the balance primarily sold to the United States.

     . Durango McKinley Paper Company. Durango McKinley Paper Company is a state-of-the-art recycled linerboard manufacturer strategically located in the southwestern United States to supply our packaging operations in the United States and northern Mexico and to serve the growing maquiladora region. Durango McKinley Paper Company is a significant collector of old corrugated container, or OCC, material, which is processed to create recycled fiber. In 2001, approximately 85% of the paper needs of our packaging operations in Dallas and Houston, TX were supplied by Durango McKinley Paper Company.

     . Durango Paper Company. Durango Paper Company is a fully integrated paper producer operating in the southeastern United States. In addition to operating six wood yards, Durango Paper Company produced 66,000 short tons of kraft paper and 230,000 short tons of coated paper in 2001, as well as a wide range of other paper products on three paper machines.

     . Titan. Our Titan division, including the McKinley Container operations, is one of the largest integrated paper-based packaging manufacturers in Latin America. Titan's 2001 production of 668,000 short tons consisted of corrugated containers, multi-wall sacks and bags, and molded pulp egg cartons. Pamex supplies approximately 88% of Titan's domestic containerboard requirements, with the balance, higher grade containerboard, supplied primarily by Durango McKinley Paper Company and Durango Paper Company. Waste material generated in production of corrugated containers is sold back to Pamex for recycling and to produce pulp. Titan's sales are primarily to Mexico and the maquiladora sector.

     . Ponderosa. Ponderosa, Mexico's largest forest-based building products manufacturer, markets its products throughout the NAFTA region. In 2001, Ponderosa produced 29,000 short tons of particleboard and 12,000 short tons of plywood. In 2001, Ponderosa supplied 80% of Pamex's wood requirements for the production of virgin pulp. In January 2001, Ponderosa closed its plywood facility at the Chihuahua Mill. Between January and December 2001, Ponderosa shut down its particleboard facility at the Chihuahua Mill in order to complete a project increasing this facility's capacity by 68,000 short tons.

     Our operating divisions interact with each other through inter-company sales as follows. Ponderosa sells wood chips and pine logs to Pamex for the production of virgin pulp. Pamex sells containerboard to Titan for the production of corrugated boxes and multi-wall sacks. Durango McKinley Paper Company sells OCC and ONP to Pamex for the production of recycled fiber and sells containerboard to Titan for the production of corrugated containers.

     Titan sells its waste to Pamex for the production of recycled fiber. Durango Paper Company sells bleached pulp to Grupo Pipsamex for the production of uncoated free sheet. Grupo Pipsamex purchases paper tubes and corrugated containers from Pamex and Titan, respectively.

Our Competitive Strengths

     We believe our competitive strengths are:

     . We are a vertically integrated low cost producer of paper and packaging products with state-of-the-art manufacturing technology. As the largest forest management company and largest wastepaper collection company in Mexico, we are able to supply the majority of our raw material requirements, including 85% of our containerboard requirements, which allows us to substantially reduce raw material costs and to mitigate the impact of volatile pulp and commodity paper prices. We have made substantial investments in technology in each of our product lines. In our paper segment, we have invested in technologies that allow us to:

         .    produce higher grades of paper;

         .    produce pulp with a lower volume of lower cost chemicals;

         . change our raw material mix to include a higher percentage of recycled fiber and less virgin pulp, and use lower cost and quality recycled fiber without affecting the quality of the paper we produce; and

         .    increase the yield of recycled fiber per ton of raw material.

         In our packaging segment, we have invested in state-of-the-art printing presses that allow us to:

         . produce a higher volume of packaging products through the elimination of bottlenecks in our production processes;

         .    offer our customers a wider variety of products; and

         .    reduce our costs for raw materials, particularly ink.

         In our other products segment, we have invested in the latest technology at our refurbished particleboard plant in Chihuahua which allows us to produce wider grades of higher quality particleboard on our continuous press while reducing the amount of raw materials and chemicals required for each ton produced. In addition, we have recently expanded our collection of domestic OCC material in order to reduce our purchases of higher priced imported OCC material. Finally, we have substantially reduced headcount through our program of plant rationalization and our renegotiation of the collective bargaining agreement for our Atenquique mill.

     . We have dominant market positions in the rapidly growing markets we serve. We are the largest paper producer in Mexico, whose GDP growth in 2002 is estimated to be approximately 1.5% according to the Mexican government. We expect demand for paper products to grow by 1.5 times domestic GDP growth through 2005. In Mexico, we are the sole domestic producer of newsprint and the leading producer of corrugated containers used by the Mexican export sector. We are also the leading domestic supplier of corrugated containers to factories within the Mexican-U.S. border region, which is where most of the maquiladoras are located and one of the most rapidly growing economic regions in North America with a projected annual growth rate of 10% per year for five years, according to the Ministry of Economy (Secretaria de Economia).

     . We have an experienced management team with a proven successful track record. Our senior management has an average of over 20 years of experience in the integrated paper industry, the majority of which is with
          us. We have grown our business from a small paper manufacturer with sales of US$2.0 million in 1980 to one of the leading integrated paper producers in the NAFTA region with sales of US$1,050.4 million in 2001. Our historical growth has been achieved internally through the expansion and increased efficiency of existing facilities and externally through selective acquisitions of complementary, but underperforming companies.

     . Substantially all of our revenues are U.S. Dollar denominated or linked. In 2001, approximately 41.3% of our sales were made in U.S. Dollars and the majority of the remainder of our sales were U.S. Dollar linked. In addition, the high percentage of U.S. Dollar denominated or linked revenues acts as a natural hedge for our debt which is 100% U.S. Dollar denominated.

     . Our strategically located facilities are linked with our customers by our extensive distribution network. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time of our products. Our individual facilities are linked with our customers by our extensive distribution system, which consists of approximately 500 trailer trucks owned by us and approximately 3,000 additional trailer trucks owned by independent operators who provide services principally to us. Our distribution network is highly efficient and the proximity of our assets to major centers enables our truck fleet to haul freight in both directions, thus lowering transportation costs. The close proximity of our facilities to the maquiladora sector makes our products attractive to customers due to their low shipping costs.

     . We have a diverse product portfolio which mitigates the impact of the paper industry's cyclicality. Our production, distribution and sale of different paper grades and paper products gives us the flexibility to mitigate the impact of cyclicality occurring in the market such that when one of our products is in a downward cycle, we can shift production, distribution and sales to focus on other products, assuming sufficient market demand. For example, in the case of Grupo Pipsamex, we have switched some production capacity from newsprint to bond paper due to recent increases in bond paper demand and prices which have outpaced increases in newsprint demand and prices.

Our Business Strategy

     Our business strategy is to strengthen our position as one of the leading integrated paper and packaging companies in Latin America, as well as to continue our growth as a leading integrated paper producer in the NAFTA region. To implement our strategy, we expect to:

     . Increase our cash flow through enhanced efficiency and shifts to higher margin products. We intend to continue to improve the efficiency and productivity of our operations by either upgrading or replacing our existing machinery, which we believe will result in a reduction of bottlenecks. Through the use of improved technology, we intend to increase the yield and quality of pulp that can be produced from OCC material and old newsprint, or ONP, and increase the percentage of recycled pulp that can be used in the production of our finished products while maintaining our existing level of quality. We also intend to continue expanding our collection of domestic OCC material to further reduce our reliance on more expensive imported OCC material. We will continue to shift our marketing efforts toward high margin products such as bleached board, niche paper and specialty packaging. For example, we have recently entered into paper supply agreements with Sweetheart Cup Company Inc. and The Fonda Group, Inc. to provide up to 100,000 short tons per year of solid bleached sulfate board.

     . Strengthen our leadership position in regional markets and increase our market share in the United States. By maintaining high capacity utilization and continuing to offer competitively priced, high quality paper and packaging products, accompanied by outstanding customer service, we believe we will solidify our role as a dominant producer in Mexico and the maquiladora sector. In addition, we have experienced a large increase in our sales to the U.S. since the adoption of NAFTA. Our aggregate sales to the maquiladora and traditional Mexican export sectors have grown at a 12.4% compound annual rate since 1994. Our recent cross-border acquisitions have illustrated our strategy of leveraging the trade opportunities opened by the adoption of NAFTA, and we expect the continuing integration of our Mexican and U.S. operations to provide us with operating efficiencies as well. We continue to increase our U.S. market share as a result of our acquisitions. Our U.S. operations will also allow us to supply higher quality products demanded in Mexico.

     . Reduce our financial leverage through the application of cash flow from operations and the proceeds from asset divestitures and reduce our cost of capital through fiscally sound financing activities. We intend to continue to our practice of maximizing internally generated cash flows and to use our cash flow from operations and the proceeds from asset sales to reduce our outstanding indebtedness. We expect to increase our cash flow from operation through the application of our tax-loss carryforwards and reductions in the level of our accounts receivables and inventory. We also intend to dispose of up to US$100 million of non-strategic assets. In addition to our efforts to reduce our financial leverage, we are currently restructuring our outstanding debt in an effort to create a more efficient capital structure. We will continue to seek to lower our cost of capital to ensure the greatest possible return on our strategic investments. We believe that a low cost of capital will facilitate our internal growth in a cost-effective manner in the future.

     . Continue to expand our core businesses through internal growth. We expect to continue to grow internally by selectively expanding current production facilities and installing additional equipment in order to reduce bottlenecks and increase capacity.

Our Products

General

     Our main product groups are:

     . Paper--containerboard (linerboard and corrugating medium), kraft paper (bleached and unbleached), newsprint, uncoated free sheet (bond, envelope, book stock, miscellaneous free sheet), and coated bleached board (solid bleached sulfite, folding boxboard, blister pack, double coated bleached board)

     . Packaging--corrugated containers, multi-wall sacks and bags, and molded pulp products

     .   Other--plywood and particleboard

     Our total capacity by product, number of mills and plants, and actual production and shipments for the periods indicated, is as follows:

                     Production (in thousands of short tons)

                                             Current Annual
                                                Installed                    December 31,
                                          -----------------------    -----------------------------
                   Product Type           Capacity   Mills/Plants      1999       2000       2001
                   ------------           --------   ------------      ----       ----       ----
           Paper
           Containerboard ..............    800.0          6           797.0      809.4      710.8
           Newsprint ...................    297.0          2           272.0      276.8      267.5
           Uncoated free sheet .........    143.0          1            90.0      106.0       91.6
           Kraft paper (1) .............    250.0          1              --      105.6       66.1
           Coated bleached board (1) ...    220.0          2(2)           --      273.6      230.3
                                          -------        ------      -------    -------    -------
               Total Paper .............  1,710.0         12         1,159.0    1,571.5    1,366.3
           Packaging
           Corrugated containers .......    712.0         19           568.0      599.3      543.2
           Multi-wall sacks and bags ...     77.0          3            52.8       99.8       69.7
           Molded pulp products and
              others ...................     40.0          4            33.0       73.3       55.1
                                          -------        ---         -------    -------    -------

                                             Current Annual
                                                Installed                      December 31,
                                          ------------------------     ---------------------------
                Product Type              Capacity    Mills/Plants       1999      2000      2001
                ------------              --------    ------------       ----      ----      ----
            Total Packaging ..........       829.0         26            653.8     772.4     668.0
            Other products ...........       246.0          3            174.0     165.6      41.6
                                           -------         --          -------   -------   -------
            Total Production .........     2,785.0         41          1,986.8   2,509.5   2,075.9
                                           =======         ==          =======   =======   =======

________
(1) We did not produce any kraft paper or coated bleached board prior to acquiring Durango Paper Company in December 1999.
(2)  One of these mills can also produce kraft paper.

                     Shipments (in thousands of short tons)

                                                             December 31,
                                                     ---------------------------
                        Product Type                   1999      2000      2001
                        ------------                 -------   -------   -------
            Paper:
            Containerboard .......................     270.0     262.9     243.5
            Newsprint ............................     276.6     280.8     264.7
            Uncoated free sheet ..................      91.5     103.4     111.0
            Kraft paper/(1)/ .....................        --      96.6      63.8
            Coated Bleached Board/(1)/ ...........        --     249.2     228.8
                                                     -------   -------   -------
               Total Paper .......................     638.1     993.0     911.8
            Packaging:
            Corrugated containers ................     567.5     594.5     545.0
            Multi-wall sacks and bags ............      50.7     101.4      70.4
            Molded pulp products and others ......      32.0      73.1      53.9
                                                     -------   -------   -------
               Total Packaging ...................     650.2     769.0     669.3
            Other ................................     173.0     158.4      49.7
                                                     -------   -------   -------
                     Total Shipments .............   1,461.3   1,920.4   1,630.8
                                                     =======   =======   =======

________
(1) We did not ship any kraft paper coated bleached board prior to acquiring Durango Paper Company in December 1999.

     Paper Products

     Below is a description of our paper products and their usage.

Product Type                             Product Description and Usage

Containerboard .............     We produce linerboard and corrugating medium,
                                 white-top and mottled white linerboard and paper, high-performance linerboard. Our products are used by corrugated container manufacturers in the production of a wide variety of corrugated containers.

Kraft ......................     paper We produce bleached and unbleached kraft
                                 paper. Our products are used by paper bag converters to produce sacks, multi-wall sacks and bags, golden envelope grades, wet strength paper, and fluro-carbon treated board.

Newsprint ..................     We produce standard, peach and improved
                                 newsprint. Our products are used by newspaper and magazine publishers and advertisers for newspapers, books, advertisements, and magazines.

Uncoated free sheet ........     We produce bond, forms, tablet, envelope, copy,
                                 and book stock and
                                 miscellaneous free sheet. Our products are used by consumer goods and office supplies producers for printing and writing paper, office supplies, and educational books.

Coated bleached board .......    We produce solid bleached sulfite, folding
                                 boxboard, blister pack, and double coated bleached board. Our products are used by packaging companies in specialty packaging applications including cosmetics, pharmaceuticals, blister pack for vacuum packaging, specialty poster board and disposable cups and plates. On March 22, 2002, we entered into long term paper supply agreements with Sweetheart Cup Company Inc. and
                                 The Fonda Group, Inc. under which we are committed to sell up to an aggregate of 100,000 short tons per year of solid bleached sulfate board in each of the next five years.

     We are able to produce a wide variety of paper products, in terms of weight and resistance, and we can use virgin and recycled fiber as raw material in different proportions to achieve the characteristics required by our customers. We sell our linerboard and kraft paper in rolls of varying widths depending on the capacity of the converting machinery on which it will be used.

     Packaging Products

     Below is a brief description of our packaging products and their usage.

Product Type                            Product Description and Usage

Corrugated containers .......    We produce corrugated containers manufactured
                                 from containerboard in converting plants. Our products are used by consumer, industrial and agricultural goods producers to ship products including home appliances, electronics, spare parts, grocery products, produce, books, tobacco and furniture.

Multi-wall sacks and bags ...    We produce flat, expandable, glued, sewn and
                                 laminated bags. Our products are used by cement, powdered foods and chemicals manufacturers for delivery of cement, flour, powdered food, chemical products, gypsum and lime products.

Molded pulp products ........    We produce molded pulp products from recycled
                                 newsprint and other similar papers dyed in different colors and printed at our facilities.
                                 Our products are used by egg packaging
                                 companies and in the electronics industry.

     We produce a wide range of corrugated containers depending on the product to be shipped, its size and weight and the distance the product is to be shipped. Our multi-wall sacks and bags are high-resistance containers that are designed to be used reliably in adverse conditions of filling, handling, transportation, warehousing and distribution. The bags we manufacture are made from paper produced from virgin pulp which gives our bags their superior strength.

     Other Products

     Below is a description of our other products and their usage.

Product Type                          Product Description and Usage

Particleboard ...............    We produce thermalfused melamine panels. Our
                                 products are used in the construction and furniture industry for raw particle, shelving, and stepping.

Plywood .....................    We produce ponderosa pine plywood, hardwood
                                 plywood and medium density overlay, and
                                 specialty plywood. Our products are used in the construction industry in Mexico and the United
                                 States. Other uses are signs, doors, concrete pouring, and toys.

     Demand in the Mexican forest products industry is driven primarily by the Mexican construction and furniture industries. Following a decline in construction activity after the December 1994 devaluation of the Peso, as well as continuing budget austerity in the public sector, demand for our other products declined sharply in 1995 and has subsequently remained essentially flat.

Customers

     We primarily sell our products in Mexico and the United States. In 2001, 66% of our total sales were made in Mexico and 34% were made in and into the United States.

     Our major customers in Mexico and the United States include:

Paper                       Packaging                            Other Products

Mexico                      Mexico                               Mexico
El Universal                Vitro                                Grupo GEA
Excelsior                   Cementos Apasco                      Grupo Cambel
Grupo Multimedios           Nestle                               Durart
Novedades                   Kimberly-Clark                       Grupo Frid
Reforma                     Sara Lee
El Norte                    Gamesa and Sabritas (PepsiCo.)
                            Chrysler Corporation
                            Chiquita

United States               United States                        United States
Westvaco                    Quik-crete Concrete                  Sol Building
Paccess-Nike                CKS Packaging                        Tech. Products
Field Container
Fonda
Sweetheart Cups
Smurfit Stone

Sales and Marketing

     In 2001, sales to our 10 largest customers accounted for approximately 8.6% of our net sales. However, none of our customers accounted for a material amount of our revenues. On March 22, 2002, we entered into long-term paper supply agreements with Sweetheart Cup Company Inc. and The Fonda Group, Inc. Had these agreements been in effect in 2001, they would have represented approximately 6-7% of our net sales. We do not believe that the loss of any single customer would have a material adverse effect on our business.

     Our sales and marketing staff are responsible for identifying and developing markets as well as notifying our research and development staff of customer product requirements. We sell our products through our direct sales force at our Mexican offices located in Mexico City, Guadalajara and Monterrey, Mexico, and our U.S. offices located in Albuquerque, NM, Dallas, TX, and St. Marys, GA. As of December 31, 2001, we had approximately 62 employees involved in direct sales.

     We make substantially all of our sales directly to our clients. We only use brokers in limited circumstances.

     Our sales strategy involves targeting niche markets, such as the maquiladora sector, Mexican export markets and lightweight markets. To date, the limited competition in Mexico and our competitive pricing policy has resulted in pricing not becoming a dominant factor while customer service and product differentiation become the primary elements of our sales effort. A core element of our sales strategy is to establish long-term customer relationships by ensuring that we satisfy our customers' specific requirements. The customized service we provide and the strategic relationships we have developed ensure we retain our existing customers while attracting new ones.

     To support our direct sales efforts and to actively promote our products, we engage in a variety of marketing activities. These activities include regular meetings with our entire sales force and educational seminars and social outings with clients.

     Customer service is an important factor in maintaining and gaining market share and clients. We deliver products to our customers in a manner that addresses individual technical specifications, delivery methods, timing constraints and other customer specific requirements. Our sales force has established customer complaint procedures and undergoes customer retention reviews to ensure that the level of our service is maintained and constantly improved. Our advertising and promotional campaigns are carried out in specialized industry publications and industry shows.

     With respect to corrugated containers, by engaging in sales on both sides of the Mexican-U.S. border, we continuously evaluate the pricing levels for our products in both the U.S. and Mexican markets. While pricing is generally negotiated on a yearly basis, our contracts normally include price adjustment provisions to compensate for market movements as published in reputable trade publications.

Raw Materials

     We believe we have a flexible raw material mix. The principal raw materials used in our production processes are recycled fiber and virgin pulp. Recycled fiber is obtained by processing OCC material, ONP material, magazines and office waste paper material. We also use virgin pulp, which is made by processing wood chips, in the production of 100% virgin kraft paper and we mix virgin pulp with recycled fiber to produce a variety of semi-recycled grades of other packaging and paper products. In the case of newsprint and printing grades, we produce a high quality product with a high content of post-consumed recycled fiber.

Recycled Fiber

     Our business is affected by trends in international and domestic prices of OCC and ONP material. In Mexico, the price differential between domestic and imported OCC material fluctuates in Peso terms, due to demand and currency fluctuations, and at any given time we may supply ourselves from either market, depending on the then current price differential. Approximately 70% of the fiber we use in our Mexican operations is recycled and approximately 62% of our recycled fiber is imported.

     We have progressively reduced our use of imported OCC material for papermaking, from over 47% in 1995 to approximately 27% in 2001, due to a greater availability of domestic OCC material, an increase in our collection efforts and because yields from recycled fiber have increased. We believe that we are the largest collector of recycled fiber in Mexico. As part of our strategy in Mexico, we have been increasing the capacity of our collection centers for OCC and ONP material in order to reduce the imports of these two important raw materials, and consequently, to reduce costs. Our initiatives to shift our supply sources for recycled fiber and strengthen our domestic collection efforts will help to achieve our goal of maintaining low raw material costs.

     In the United States, the St. Marys mill uses only virgin pulp and our McKinley mill uses only recycled fiber. Our recycling centers in Albuquerque and Phoenix provide 34% of our fiber requirements in the United States and we obtain the balance of our recycled fiber requirements in the open market.

Pulp

     We are Mexico's sole producer of unbleached kraft pulp and we are currently able to produce 220,000 short tons of unbleached pulp per year, which is more than sufficient to supply our internal requirements for virgin kraft pulp. We are also able to produce 79,000 short tons per year of chemical thermo mechanical pulp, 79,000 short tons per year of thermo mechanical pulp, 79,000 short tons per year of sugar cane bagasse pulp, 319,000 short tons per year of deinked pulp, and 400,000 short tons per year of bleached soft and hardwood pulp in the United States.

     In Mexico, we buy our wood, the raw material from which we produce virgin kraft pulp, from small property owners and ejidos, which are small plots of land granted by the Mexican government to small groups of land workers. The wood is purchased from sellers located in the states of Durango, Jalisco, Oaxaca and Michoacan. In total we have access to approximately 600,000 hectares of forestry land. Recently, the Mexican government has made significant changes to the ejido system in order to increase productivity. The changes have restructured the ejido system to allow large private investors to co-invest with small owners or to lease properties on a long-term basis. We have traditionally managed our supply of forest resources through direct negotiations with landowners. In general, we believe that our existing wood supply arrangements are sufficient to provide for our currently anticipated rates of consumption for the foreseeable future. We have a strong presence in the Mexican forestry sector that allows us to effectively source our wood supply. In the United States, we buy our wood chips from a single supplier, Gilman Building Products, based on a long term supply contract that expires in December 2004.

Water

     Other than at our Atenquique and Mexpape pulp and paper mills, which use treated river water, we obtain our water requirements for both our Mexican and U.S. operations from wells located at our production facilities. We believe that our water supply is sufficient for all existing and contemplated activities.

     Our McKinley mill is one of only three "zero-effluent" paper mills in the world. Water is initially obtained from wells, and after using it in the papermaking process, it is then treated and recycled through the plant. Accordingly, the ongoing water supply requirements at our McKinley mill are significantly less than for conventional paper mills.

     Our Pronal Mill has a water treatment system that processes water used in the papermaking process. The effluent of the Pronal Mill is used to irrigate 500 hectares of agricultural land.

Energy

     Our Atenquique mill has the ability to generate its own power from on-site power plants and does so depending on prices. One of our Pamex mills generates its own power from an on-site power plant, while the other Pamex mills purchase all of their power from the Comision Federal de Electricidad, the Mexican state-owned electric company. Some of our mills generate a portion of the power needed in our pulp mills: the Mexpape mill generates 90% of its power, the Centauro paper mill generates about 40% of its power and the Pronal mill generates about 30% of its power, while the balance is purchased from the Mexican state-owned electric company. Our other Mexican plants purchase all their power from the Mexican state-owned electric company. The contracts for power supply signed with the Mexican state-owned electric company are the standard contracts used for all Mexican companies and there is no specific termination date for the contracts.

     In the United States, our McKinley mill is supplied 100% by a rural electric cooperative at formula prices under a long-term contract. Durango Paper Company is supplied by its own generators (70%) and a regional electric utility at favorable rates (30%). Our U.S. converting facilities purchase power from local utilities.

Distribution and Supply of our Products

     Our distribution network is one of the most extensive and most efficient delivery systems within the Mexican paper and packaging industry. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time for our products. We distribute and deliver our products from our plants as well as from several warehouses strategically located throughout Mexico. In the United States, we deliver our products from our plants located in Prewitt, New Mexico, St. Marys, Georgia and Dallas and Houston, Texas, and from warehouses located throughout the United States, including in Los Angeles, Philadelphia, Baltimore, Cleveland, Las Vegas and New Jersey. We consider that an effective delivery time ranges from 1 to 5 days from the date of the purchase order to the delivery of the product to our customer. We are able to adjust deliveries of our products through the use of a just-in-time system, offering same day deliveries, at the request of our customers.

     We currently own approximately 500 trailer trucks and have access to approximately 3,000 additional trailer trucks owned by independent operators who provide services principally to us. We use our trucks to transport wood from forests to our production facilities. We also use our trucks and trucks operated by independent operators to ship finished products to our customers in Mexico and in the United States. The independent operators benefit from their relationship with us because they can frequently haul our finished goods to industrial centers and raw material in the form of recycled fiber to our plants on a single round trip. This also reduces our shipping costs.

     Among our products, containerboard, industrial paper, newsprint and printing grades, which are transported in large rolls, can be economically shipped over long distances. Corrugated containers and bags have a much smaller economic shipping radius because their low density results in a relatively high transport cost per ton compared to paper. Consequently, our broad network of container and bag plants, located near major industrial centers around Mexico, is an important factor in the timely and economic delivery of our packaging products to both local and national customers.

     We rely heavily on our distribution and supply system to obtain raw materials for our strategically located network of production facilities and to deliver our products to customers. We believe that the reach and efficiency of our distribution and supply system are important to our customers, and we believe customer loyalty depends as much on service and quality as on price.

     We also use railroads for the transportation of raw materials to our production facilities and finished products to our customers. We operate a short line railroad in St. Marys, Georgia with approximately 13 miles of track, used as a secondary railway line to connect to the primary rail network, that hauls approximately 12,000 carloads of freight per year. Its rolling stocks include three engines and 60 lumber flatcars. We leased 153 railcars in connection with our acquisition of Durango Paper Company. Inbound raw material shipments of 40 and more cars carry wood chips, pulpwood, processing chemical and coal into our plant every day.

Our Competition

     In Mexico we compete with a number of Mexican paper producers and small packaging companies and with major foreign integrated paper producers, who are primarily importers from the United States. In addition, as an integrated paper producer, we compete not only with other integrated paper producers, but also with companies that produce only paper or converted products. Many of our foreign competitors have greater financial resources than we do. In the United States, we compete with major international integrated paper producers. We compete primarily on customer service, product quality differentiation and price.

     Constant review and benchmarking of competitive factors is necessary to remain competitive in our industry. We monitor the paper industry through market publications, and through our participation in many industry-related events. While pricing is normally negotiated on an annual basis for the majority of our products, our contracts normally include price adjustment provisions to compensate for market movements as published in reputable trade publications.

     We serve approximately 40% of the containerboard market, 70% of the newsprint market, and 13% of the uncoated free sheet market in Mexico, according to the National Chamber for the Pulp and Paper Industry. In addition, we believe we also serve 40% of the packaging market.

     We produce, distribute and sell different paper grades and paper products, which we believe gives us, unlike our Mexican competitors, the flexibility to avoid the impact of cyclically occurring in the market. We can increase paper production for export opportunities, as conditions warrant, such as changes in raw material prices, without interrupting a steady supply of paper to our internal converting operations and our existing customers. While the phased reduction in Mexican tariffs under NAFTA may increase our competition from U.S. producers of containerboard and industrial paper, we are not aware of any plans by domestic or foreign producers to construct additional production capacity in Mexico.

Environmental Matters

     Our Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Under this law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of the Environment and Natural Resources.

     In 1988, we agreed with Mexican environmental regulatory authorities on what would constitute compliance and we proceeded to implement a compliance plan. Today, our paper mills are in compliance with general standards established by law and with specific standards promulgated by the Mexican regulatory authorities. In 1995, we purchased approximately 26% of Planta Ecologica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo Leon. The venture processes and recycles water used by plants in the industrial park where our Titan paper mill is located. Our paper mills are subject to periodic environmental audits by the Ministry of the Environment and Natural Resources. We have frequently been recognized for our environmental record and our role in implementing modern forest management techniques. However, there can be no assurance that relevant authorities will continue to find our environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, we could incur material compliance costs.

     Our U.S. operations are subject to federal, state, and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"), and Resource Conservation and Recovery Act ("RCRA"), has required us to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

     We are committed to protecting the health and welfare of our employees, the public, and the environment and we strive to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, we intend to use state-of-the-art technology for our air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

     Future expenditures for environmental control facilities will depend on new laws and regulations and other changes in legal requirements and agency interpretations, as well as technological advances. We expect the trend toward more stringent environmental regulation to continue for the foreseeable future. The trend in interpretation and application of existing regulations by regulatory authorities also appears to be toward increasing stringency, particularly under RCRA with respect to solid wastes generated at kraft paper mills. Given these uncertainties, we currently estimate that capital expenditures for environmental purposes at our U.S. operations during the year 2002 will be approximately US$1.8 million.

     On April 15, 1998, the U.S. Environmental Protection Agency issued extensive regulations governing air and water emissions from the pulp and paper industry, known as the Cluster Rules. Compliance with various phases of the Cluster Rules will be required at intervals over the next few years. According to the EPA, the technology standards in the Cluster Rules will cut the industry's toxic air pollutant emissions by almost 60% from current levels and virtually eliminate all dioxin discharged from pulp, paper, and paperboard mills into rivers and other surface waters. The Cluster Rules also provide incentives for individual mills to adopt technologies that will lead to further reductions in toxic pollutant discharges. The estimated capital expenditures disclosed above consist primarily of expenditures needed to comply with the Cluster Rules. Based upon our interpretation of the Cluster Rules as issued, compliance with the rule will require modifications at the Durango Paper Company Mill in St. Marys, Georgia. Some of these modifications can be included in modernization projects that will provide us with economic benefits. Excluding these investments, during 2000 we incurred approximately US$33.8 million toward Cluster Rules compliance. No further investments were required in 2001 with respect to our Cluster Rules compliance project. At present, we are in compliance with the Cluster Rules, excluding expenditures related to discontinued operations. For the secondary compliance deadline of April 15, 2005, we expect expenditures between US$6.2 million and US$11.6 million.

     New water effluent quality standards for unbleached paper mills were not included in the Phase I Cluster Rule as promulgated. There is no timeline for the promulgation of these standards. Also not included in the Phase I Cluster Rule was the proposed Maximum Achievable Control Technology ("MACT") II Standard for the control of hazardous air pollutant emissions from pulp and paper mill combustion sources. The timeline for final promulgation of the MACT II Standard for the control of hazardous air pollutant emissions is uncertain at this time pending resolution of substantive issues raised during the public comment period and as subsequently addressed by industry stakeholder groups. Because of the uncertainty as to when the rules will be finalized and what the rules will require, it is not possible to estimate future expenditures at this time.

     In addition to these capital expenditures, we incur significant ongoing maintenance costs to maintain compliance with environmental regulation. We do not believe that these capital expenditures or maintenance costs will have a material adverse effect on our earnings. In addition, expenditures for environmental compliance should not have a material impact on our competitive position, because other companies are also subject to these regulations.

Insurance

     We carry "all risk" insurance policies for each of our facilities. These policies cover our property, plant, equipment, raw materials, finished products and inventory at levels customary with market practice.

Paper and Packaging Industry Overview

     There are four major groups of paper products produced by the paper industry:

     . packaging paper, which includes linerboard, corrugating medium, kraft paper, and tubing and folding cartons;

     . printing and writing paper, which includes newsprint, bond paper, business and writing forms and other papers used for photocopying and commercial printing;

     .    sanitary paper; and

     .    specialty paper.

     We produce packaging, printing, writing and specialty paper.

Mexican Paper Industry

     Volume. Based on installed capacity, Mexico's paper industry is the second largest in Latin America. According to the 2001 annual report of the Mexican National Chamber for the Pulp and Paper Industry, the total size of Mexico's paper industry in 2001, based on "apparent demand," was 5.9 million short tons including temporary imports. Mexican production is distributed among 64 plants. Apparent demand consists of domestic production, as reported by manufacturers, plus imports, minus exports. Mexico's apparent demand in 2001 was broken down as follows:

                                     [CHART]

Packaging Paper                55%
Printing and Writing Paper     27%
Specialty Paper                 5%
Sanitary Paper                 13%

     Apparent demand is a concept similar to consumption, but does not reflect increases and reductions in inventories by customers. Apparent demand may not match consumption in any given year; however, over a period of years, the two measures should tend to approximate one another.

     Over the past decade, levels of apparent demand for paper have fluctuated according to changes in gross domestic product. Thus, as gross domestic product increases, apparent demand also increases. Changes in Mexican paper demand have historically amounted to 1-2 times the change in gross domestic product for a given year.

                             Mexican Apparent Demand
                             for the Paper Industry
          (all figures in thousands of short tons, except percentages)

                                                                                                 %
                         Aggregate                                Apparent         %            GDP
                         ---------                                --------         -            ---
Year                     Production    Imports      Exports        Demand       Change        Change
----                     ----------    -------      -------        ------       ------        ------
1997 ..................     3,848        1,127        209           4,766        15.6%          6.8%
1998 ..................     4,044        1,267        253           5,057         6.1%          4.8%
1999 ..................     4,177        1,540        247           5,471         8.2%          3.7%
2000 ..................     4,296        1,785        227           5,854         7.0%          6.9%
2001 ..................     4,203        1,884        228           5,858         0.1%         (0.3)%

Source: 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

     From 1997 to 2000, growth in apparent demand for the paper industry has outpaced gross domestic product growth. Mexican apparent demand remained flat in 2001 reflecting the contraction of GDP by 0.3% The tables below show the resulting individual levels of demand for packaging, newsprint and bond paper from 1997 to 2001.

     The dominant portion of the total market for paper products is the market for packaging paper. The table below shows Mexican apparent demand from 1997 to 2001 for packaging paper in short tons. In 2001, packaging paper accounted for 58% of Mexico's total paper production and 55% of apparent demand for paper.

                   Mexican Apparent Demand for Packaging Paper
          (all figures in thousands of short tons, except percentages)

                         Aggregate                                Apparent        %
                         ---------                                --------        -
Year                     Production    Imports      Exports        Demand       Change
----                     ----------    -------      -------        ------       ------
1997 ..................     2,154          494         72           2,576        12.1 %
1998 ..................     2,307          583         65           2,825         9.7 %
1999 ..................     2,389          691         91           2,989         5.8 %
2000 ..................     2,464          790         67           3,187         6.6%
2001 ..................     2,420          869         73           3,216         0.9%

----------
Source: 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

     Apparent demand for packaging paper increased by 12.1% in 1997, 9.7% in 1998, 5.8% in 1999 and 6.6% in 2000, reflecting economic growth throughout North America. During 2001, Mexican apparent demand remained flat reflecting the 0.3% contraction of GDP.

     The tables below show Mexican apparent demand in short tons from 1997 to 2001 for newsprint and printing and writing paper, which accounted for approximately 27% of total apparent demand for paper in Mexico in 2001.

                      Mexican Apparent Demand for Newsprint
          (all figures in thousands of short tons, except percentages)

                                Aggregate                                      Apparent
                                ---------                                      --------
Year                            Production      Imports         Exports         Demand         % Change
----                            ----------      -------         -------         ------         --------
1997 ........................      315            119              34            400            23.1 %
1998 ........................      343            117              70            390            (2.5)%
1999 ........................      272            190              33            429            10.0 %
2000 ........................      281            193              28            446             4.0%
2001 ........................      263            210              23            450             0.9%

----------
Source: 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

     Apparent demand for newsprint represents 29% of the total apparent demand for printing and writing paper. The increase of 23.1% in 1997 reflected the rebound in the overall Mexican economy. Following a 2.5% decline in 1998, apparent demand for newsprint increased 10.0% in 1999 and 4.0% in 2000 due to continued low prices and growth in the Mexican economy. During 2001, Mexican apparent demand remained flat reflecting the 0.3% contraction of GDP.

             Mexican Apparent Demand for Printing and Writing Paper (all figures in thousands of short tons, except percentages)

                                Aggregate                                      Apparent
                                ---------                                      --------
Year                            Production      Imports         Exports         Demand         % Change
----                            ----------      -------         -------         ------         --------
1997 ........................      694            291              17             969           21.8%
1998 ........................      683            295              27             951           (1.8)%
1999 ........................      770            327              27           1,070           12.5%
2000 ........................      759            393              19           1,132            5.7%
2001 ........................      729            410              15           1,121           (1.0)%

----------
Source: 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

     Apparent demand for printing and writing paper is influenced by economic growth. The increase in apparent demand of 21.8% in 1997 reflected economic growth in Mexico as well as lower paper prices throughout North America. In 1998, apparent demand remained relatively constant, but in 1999 and 2000, the printing and writing paper market experienced a 12.5% and a 5.7% increase in apparent demand, respectively, due to continued low prices and growth in the Mexican economy. During 2001, Mexican apparent demand for printing and writing papers declined by 1.0%, reflecting the 0.3% contraction of GDP.

     Pricing. In the past three years, prices for Mexican paper and packaging products have been influenced by a combination of factors, including:

     .   growth of the Mexican economy and demand for packaging;

     .   prevailing inflation rates in Mexico;

     .   U.S. paper price levels;

     .   prevailing international prices for paper and packaging; and

     .   fluctuations in the Peso/U.S. Dollar exchange rate.

     Containerboard and industrial paper are commodities priced in relation to international paper, recycled fiber and pulp prices. Because the paper industry is highly capital intensive, prices may also be affected by industry capacity utilization rates and by additions of new capacity.

     The prices of corrugated containers and multi-wall sacks and bags in Mexico are affected by prevailing prices of containerboard and industrial paper, as well as the following factors:

     .   resistance specifications;

     .   quality control;

     .   customer service;

     .   printing and graphics specifications;

     .   volume of production runs; and

     . proximity to customers and industrial centers (due to the transportation cost of converted products).

     Prices for newsprint also tend to follow trends in international markets, and are affected by factors such as supply and demand. Prevailing international prices for paper and packaging, as well as U.S. price levels, declined sharply during late 1995 and remained weak until the first half of 1999. In the second half of 1999, newsprint prices recovered somewhat; however, in the second half of 2001, newsprint prices began a decline that continued through February 2002.

     Over the last three years, Mexican corrugated container prices have tended to be approximately 15% lower than U.S. prices, while prices for Mexican containerboard and industrial paper have tended to be approximately 10-15% lower than U.S. prices. We believe that these price differentials provide some protection against competition from imports of these products. However, there can be no assurances as to any future price levels for our products or future price differentials, if any, between Mexican and U.S. paper and packaging products.

     Under NAFTA, tariffs and other barriers will gradually disappear. Since January 1, 1999, the tariff on newsprint has been 0%. Mexico maintained a protective tariff on corrugated containers of 5% through the end of 2000, which was eliminated in 2001. Multi-wall sacks and bags were protected by a 3% tariff in 2000. This tariff declined to 2% in 2001 and is scheduled to decline 1% per year to 0% in 2003. All tariffs are scheduled to be eliminated by the year 2003. As a result, the elimination of tariffs has had the effect of shortening the lag time between price changes in the U.S. and Mexican packaging and paper industries.

     For a description of the impact of prices on our results of operations, see "Item 5. Operating and Financial Review and Prospects."

North American Paper and Packaging Industry

     Since mid-1995, the North American paper and packaging industry has experienced a prolonged down cycle characterized by continued price pressures, excess capacity and the inability of many industry participants to earn satisfactory returns on capital.

     Industry consolidation has continued with Weyerhaeuser's acquisition of Willamette, Temple-Inland's acquisition of Gaylord Container, and the merger of Westvaco and Mead completed in the past year. This follows the earlier large combinations of International Paper with Champion International, Georgia-Pacific with Fort James and Jefferson Smurfit Corp. with Stone Container.

     Capacity expansion plans have been reduced to their lowest levels in over 20 years, with a 1.5% decline in 2001, a 0.3% decline in total industry capacity planned for 2002 and a 0.4% increase scheduled for 2003. In addition, large amounts of capacity have been permanently closed in the years 2001-2002 in the following major grades:

     .   Containerboard: 2.2 million short tons

     .   Uncoated Paper: 1.0 million short tons

     .   Newsprint:      538,000 short tons

     In 2001, average prices for U.S. linerboard declined by $23 per short ton and newsprint prices increased by $16 per short ton. Historically, price changes in Mexico have tended to lag price movements in the U.S. by a few months. More recently, price increases have been announced by most major producers for linerboard and uncoated paper.

     The following graphs show the evolution of representative supply, demand, operating rates and price series per short ton of containerboard, uncoated freesheet and newsprint in the United States from the 1980s through 2001. Historically, U.S. prices have served as the benchmark for prices in Mexico.

--------------------------------------------------------------------------------
U.S. Containerboard Supply, Demand, Operating Rates, 1980-2001
Year-over-Year % Change                                        Operating Rates %
--------------------------------------------------------------------------------


                                    [GRAPH]

--------------------------------------------------------------------------------
Source:  AF&PA (American Forest & Paper Association), Morgan Stanley Research.

--------------------------------------------------------------------------------
U.S. Uncoated Freesheet Demand, Supply, Operating Rates, 1980-2001
Year-over-Year % Change                                        Operating Rates %
--------------------------------------------------------------------------------


                                    [GRAPH]


--------------------------------------------------------------------------------
Source:  AF&PA (American Forest & Paper Association), Morgan Stanley Research.

--------------------------------------------------------------------------------
North American Newsprint Supply, Demand, Operating Rates 1981-2001
Year-over-Year % Change                                        Operating Rates %
--------------------------------------------------------------------------------


                                    [GRAPH]


--------------------------------------------------------------------------------
Source: AF&PA (American Forest & Paper Association), Canadian Pulp and Paper Association, Morgan Stanley Research.


Property, Plant and Equipment

     The table below sets forth information regarding the identity, location, products and capacity of our production facilities:

     The table below sets forth information regarding the identity, location, products and capacity of our production facilities:

                                            short tons per year
                                            -------------------
Paper:.                                          1,710,000
Containerboard
Centauro Mill, (Durango)                           264,000
Atenquique Mill (Jalisco)                          132,000
McKinley Mill, (New Mexico, U.S.) (1)              200,000
Monterrey Mill (Nuevo Leon)                        137,000
Guadalajara Mill (Jalisco)                          40,000
Texcoco Mill (Edo. de Mexico)                       27,000
                                                 ---------
     Total                                         800,000
Newsprint

Pronal Mill (San Luis Potosi)                      160,000
Tuxtepec Mill (Oaxaca)                             137,000
                                                 ---------
     Total                                         297,000
Uncoated Free Sheet

Mexpape Mill (Veracruz)                            143,000
                                                 ---------
     Total                                         143,000

                                               short tons per year
                                               -------------------
Coated Bleached Board
St. Marys Mill (Georgia, U.S.)                   220,000
                                               ---------
     Total                                       220,000
Kraft Paper Board
St. Marys Mill (Georgia, U.S.)                   200,000
Tuxtepec Mill (Oaxaca)                            50,000
                                               ---------
     Total                                       250,000
                                               =========

Pulp:                                          1,176,000
Bleached Soft & Hardwood Pulp

St. Marys Mill (Georgia, U.S.)                   400,000
                                               ---------
         Total                                   400,000
Unbleached Softwood Pulp

Centauro Mill, (Durango)                         110,000
Atenquique Mill (Jalisco)                        110,000
                                               ---------
         Total                                   220,000
Bleached Chemical Thermomecanical Pulp
Fidusa Pulp Mill (Durango)                        79,000
                                               ---------
         Total                                    79,000
Thermomecanical Pulp (TMP)

Tuxtepec Pulp Mill (Oaxaca)                       79,000
                                               ---------
         Total                                    79,000
Bleached Bagasse Pulp

Mexpape Pulp Mill (Veracruz)                      79,000
                                               ---------
         Total                                    79,000
Bleached Deinking Pulp

Pronal DIP Mill (San Luis Potosi)                154,000
Tuxtepec DIP Mill (Oaxaca)                        79,000
Mexpape DIPHB Mill (Veracruz)                     86,000
                                               ---------
         Total                                   319,000
                                               =========

Packaging:                                       829,000
Corrugated containers
Mexicali Plant (Baja California Norte)(1)         26,000
Chihuahua Plant (Chihuahua)                       29,000
Monterrey Centro Plant (Nuevo Leon)               33,000
CartonPack (Nuevo Leon)(1)                        44,000
Monterrey Plant (Nuevo Leon)                      44,000
Culiacan Plant (Sinaloa)(1)                       22,000
Guadalajara Plant (Jalisco)                       50,000
Guadalajara Ceosa Plant (Jalisco)                 20,000
Guadalajara San Sebastian Plant (Jalisco)         22,000
Queretaro Plant (Queretaro)                       33,000
Atenpack Juarez Plant (DF)                        33,000
Atenpack Tultitlan Plant (Edo. de Mexico)         55,000
Titan Tlalnepantla Plant (Edo. De Mexico)         55,000
Eyemsa Izcalli Plant (Edo. de Mexico)             40,000
Eyemsa Tlalnepantla Plant (Edo. De Mexico)        33,000

Eyemsa Tapachula Plant (Chiapas)                  44,000
Eyemsa Tepatitlan Plant (Jalisco)                 50,000
McKinley Dallas Plant (Texas, U.S.)               46,000
McKinley Houston Plant (Texas, U.S.)              33,000
                                               --------
         Total                                   712,000

Multi-wall Sacks & Bags

                                               short tons per year
                                               -------------------
Cd. Guzman Plant (Jalisco)                        22,000
Tula Plant (Hidalgo)                              22,000
Apasco Plant (Edo. de Mexico)                     33,000
                                               ---------
         Total                                    77,000
Molded Pulp Packaging
Titan Apodaca Mill (Nuevo Leon.)                  21,500
Titan Guadalajara Mill (Jalisco)                   7,500
Titan Hermosillo Mill (Sonora) (1)                 7,500
Titan Monterrey Mill (Nuevo Leon.)                 3,500
                                               ---------
         Total                                    40,000
                                               =========


Other:                                           246,000
Particleboard Chihuahua Mill (Chihuahua)         200,000
Particleboard Durango Mill (Durango)             17,000
Plywood Durango Mill (Durango)                    29,000
                                               ---------
         Total                                   246,000
                                               =========

____________

(1)   Leased facility.

       We are expanding our packaging operations in Dallas, Texas. We are installing a new state-of-the-art converter in Dallas that will increase the capacity of our McKinley Container division to 120 thousand short tons and will allow McKinley Container to manufacture specialty packaging products.

       In addition to our facilities described above, our headquarters are located in Durango, Mexico, approximately 900 kilometers (560 miles) north of Mexico City. We maintain sales offices in Mexico City, Guadalajara, Jalisco and Monterrey, Nuevo Leon and representative offices in Albuquerque, New Mexico, in Dallas and Rio Grande, Texas, and St. Marys, Georgia. Our various production facilities in Mexico are located in the states of Durango, Nuevo Leon, Jalisco, Baja California, Sonora, Estado de Mexico, Hidalgo, Queretaro, Sinaloa, Chihuahua and Chiapas, as well as in Mexico City. In the United States, we operate facilities in the states of New Mexico, Texas, Arizona and Georgia. We own our headquarters and all of our operating facilities, except as noted in the table above.

Item 5.  Operating and Financial Review and Prospects.

General

       You should read this discussion in conjunction with our audited combined and consolidated financial statements and the notes thereto and other financial information included elsewhere in this annual report.

         Overview

       Our company is the result of the merger on October 8, 2001 of Corporacion Durango, S.A. de C.V., or CODUSA, into Grupo Industrial Durango, S.A. de C.V., or GIDUSA. GIDUSA, being the surviving entity, was subsequently renamed Corporacion Durango, S.A. de C.V. Prior to March 2000, CODUSA and GIDUSA were affiliated companies, which were under the common ownership and control of the Rincon family. In March 2000, CODUSA acquired the Rincon family's ownership interest in GIDUSA and as a result, from this date forward through the date of the GIDUSA merger, GIDUSA was a majority owned subsidiary of CODUSA.

       The financial statements included herein reflect the following:

       . Combined assets and liabilities and results of operations of CODUSA and GIDUSA as of and for each of the years ended December 31, 1998 and 1999 due to the common ownership and control discussed above.

       . Consolidated assets and liabilities and results of operations of CODUSA, which includes GIDUSA, as of and for each of the years ended December 31, 2000 and 2001.

       For accounting purposes, the GIDUSA merger was reflected on a historical cost basis in a manner similar to a pooling of interest under which the there was no change in the existing assets and liabilities and results of operations of both entities. The minority interest in CODUSA's consolidated financial statements prior to the GIDUSA merger reflected the shareholding in GIDUSA not owned by CODUSA. This minority interest was eliminated upon the merger.

       Except as otherwise indicated, financial data for all periods throughout this section have been restated in constant Pesos as of December 31, 2001. The Peso/U.S. Dollar exchange rate at December 31, 2001 was Ps 9.1695 = US$1.00.

       The GIDUSA Merger

       The shareholders of CODUSA and GIDUSA approved the GIDUSA merger on October 8, 2001. Although not consummated until the expiration of three months after registration with the Public Registry of Commerce of Mexico's Federal District (Registro Publico de Comercio del Distrito Federal), the GIDUSA merger took effect for accounting purposes as of October 8, 2001. The GIDUSA merger was accounted for on a historical basis similar to a pooling of interests. With the prior approval of the Foreign Relations Ministry of Mexico, our name change became effective on February 12, 2002 when GIDUSA's bylaws (estatutos sociales) were amended and registered with the Public Registry of Commerce.

       We merged with CODUSA in order to:

       .  make GIDUSA a larger NAFTA company with greater critical mass;

       . permit the use of Grupo Pipsamex's net operating losses to offset future income of our Mexican subsidiaries in our consolidated taxes;

       .  provide a higher level of financial flexibility to the company;

       . concentrate 76% of CODUSA's debt at the holding company level, thereby making GIDUSA's debt pari passu with CODUSA's other debt; and

       .  simplify our finances, operations and administration.

       Prior to the GIDUSA merger, CODUSA owned Grupo Pipsamex and Durango Paper Company, as well as 59% of the outstanding stock of GIDUSA and the Rincon family, as a group, owned all of CODUSA's issued and outstanding equity interests and, directly and indirectly, owned 87% of the capital stock of GIDUSA.

       The valuations of GIDUSA and CODUSA were calculated based on a 5.1 times the estimated operating income plus depreciation and amortization of each company. As of June 30, 2001, GIDUSA's total consolidated assets were Ps 12,138.7 million and for the last four fiscal quarters prior to the GIDUSA merger, GIDUSA's consolidated net sales were Ps 5,655.1 million, GIDUSA's consolidated net income was Ps 924.0 million and GIDUSA's consolidated operating income plus depreciation and amortization was Ps 1,271.7 million. As of June 30, 2001, the total consolidated assets of CODUSA (which include those of GIDUSA) were Ps 20,187.7 million, and for the last four fiscal quarters prior to the GIDUSA merger, CODUSA's consolidated net sales were Ps 10,772.8 million, CODUSA's consolidated net income was 1,799.9 million and CODUSA's consolidated operating income plus depreciation and amortization was 1,681.3 million.

       In connection with the Merger, each of the outstanding shares of our Series A Common Stock owned by CODUSA were canceled and we issued an aggregate of 72,257,202 shares of our Series A Common Stock to the members of the Rincon family as consideration for their shares of CODUSA stock. Following the GIDUSA merger, we have 94,072,122 outstanding shares of capital stock and the Rincon family owns, directly and indirectly, 92.8% of the company.

       Recent Developments

       On March 22, 2002, our subsidiary, Durango Georgia Paper Company, entered into long term paper supply agreements with Sweetheart Cup Company Inc. and The Fonda Group, Inc. On March 25, 2002, the Sweetheart Cup Company Inc. merged with and into The Fonda Group, Inc., and the successor company was renamed Sweetheart Cup Company Inc. Under the Sweetheart paper supply agreement, Durango Georgia Paper Company is obligated to supply a minimum of 35,000 short tons of solid bleached sulfate board to Sweetheart during each of the next five years and the parties have agreed to use their commercially reasonable efforts to increase the volume purchased and sold under the agreement to 60,000 short tons per year. Under the Fonda paper supply agreement, Durango Georgia Paper Company is obligated to supply a minimum of 40,000 short tons of solid bleached sulfate board to Fonda during each of the next five years. Sweetheart and Fonda are obligated to pay the price that we agree with Sweetheart and Fonda each month represents the market price for the type, grade, weight and thickness of the board ordered by Sweetheart and Fonda, subject to certain rebates that will be applied as a credit against future purchases. We anticipate that these agreements will allow us to fill substantially all of our unused capacity at Durango Georgia Paper Company's St. Marys Mill.

       In April 2002, we reorganized certain of our subsidiaries as follows:

       . McKinley Container, L.P. and MCC II, Inc. merged with and into McKinley Container Company;

       . McKinley Container Company merged with and into Durango McKinley Paper Company; and

       . Durango Georgia Sales Company merged with and into Durango McKinley Paper Company.

       On May 2, 2002, our subsidiary, Durango McKinley Paper Company entered into a credit agreement with Bank of Albuquerque. We borrowed US$24 million as a term loan under this facility to refinance Durango Paper Company's Bank of America facility. Principal on the term loan is payable in 24 quarterly installments beginning in August 2002 and the term loan bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque credit agreement are secured by the accounts, inventory and equipment of Durango McKinley Paper Company and the real property of Durango McKinley Paper Company located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc.

       On May 28, 2002, we issued three notes in exchange for notes issued by Durango Paper Company in connection with our acquisition of Durango Paper Company. These notes were in the same principal amount as the notes refinanced and were on identical terms, except that they are not guaranteed or subordinated.

       On June 10, 2002, we commenced a cash tender offer for any and all of our outstanding 12 5/8% notes due 2003. The principal amount outstanding of our 2003 notes is US$121.7 million. The tender offer is not conditioned upon any minimum tender of the 2003 notes, but is subject to several conditions, including the receipt by us of proceeds from the issuance of long-term debt securities in an amount sufficient to fund the tender offer.

       Effects of DPC Acquisition and Disposition of Eastman and Sky Divisions

       Our results of operations for 1999 and 2000 were significantly influenced by the growth in our revenues and cost of sales resulting from the acquisition of Durango Paper Company in December 1999. Our results of operations for 2001 were influenced to a lesser extent by the reduction of our revenues and cost of sales resulting from the disposition of the Eastman and Sky divisions of Durango Paper Company in May and June 2001, respectively. It is therefore difficult to compare our levels of net sales and cost of sales between these periods since this acquisition has had a significant impact on our results of operations.

       Primarily as a result of the acquisition of Durango Paper Company, the capacity of our paper segment increased approximately 32.6% from 1,290 thousand short tons to 1,710 thousand short tons and our production increased approximately 17.9% during the last three years from 1,159.0 thousand short tons in 1999 to 1,366.3 thousand short tons in 2001. However, our operating margin has decreased throughout the three-year period as a result of integrating Durango Paper Company into our operations and the market downturn in Mexico and the United States that began in the fall of 2000 and continued through 2001.

       As part of our strategy to reduce the indebtedness we incurred in connection with the acquisition of Durango Paper Company, we sold substantially all of the converting assets of Durango Paper Company consisting of the Eastman and Sky divisions for Ps 269.6 million (US$29.4 million), which resulted in a loss of Ps 113.2 million (US$12.3 million). As a result of these dispositions, the capacity of our packaging segment was reduced by 7% to 829 thousand short tons. In 2000, these divisions had shipments of 85.4 thousand short tons and accounted for net sales of Ps 974.0 million and an operating loss of Ps 4.2 million.

       Sales

       We produce paper, packaging and other products in Mexico and the United States. In 2001, paper and packaging products accounted for approximately 97.7% of our total sales. In 2001, we sold approximately 66.0% of our paper and packaging products in Mexico and the remaining 34.0% in the United States. In 2001, approximately 24.0% of our total packaging sales were to companies in Mexico that primarily export their products, including exporters located in the border region, maquiladoras located outside of the border region and other Mexican exporters. Approximately 41.3% of our sales were made in U.S. Dollars during 2001 with the balance primarily U.S. Dollar-linked.

       In 2001, orders were reduced as compared to 2000 as a result of weak economies in Mexico and the United States. In addition, the strong Peso affected domestic profitability and Mexico's export competitiveness. As a result, our paper and packaging shipments declined in 2001 by 10.3%. During 2001, we had approximately 128.3 thousand of market-related down time in our paper and packaging segment as we matched production to customer orders and reduced our inventories.

       We expect sales of our products to remain stagnant in the first half of 2002, and expect an improvement in sales in the second half of 2002.

       Pricing

       From 1998 through 2001, the pricing of our products has been influenced by a number of factors, including:

       . international prices for paper and packaging products, which are significantly influenced by industry capacity utilization rates and by significant increases in capacity in the industry;

       . demand for packaging products as a result of the level of growth of the Mexican and U.S. economies;

       . fluctuations in the exchange rate between the Peso and the U.S. Dollar; and

       . economic conditions in each of Mexico and the United States including prevailing inflation rates.

       Paper products, excluding newsprint. The paper industry is cyclical, with demand closely correlated with overall economic activity. Prices for our paper products primarily reflect international paper prices. From 1997 through June 1999, international prices for paper products were low compared to the prior four years. However, from June 1999 through December 2000, international prices for paper products recovered, the benefits of which were felt in Mexico. However, in 2001, prices remained at the same levels and the industry was unable to implement expected price increases, primarily because of the slowing of the economies in Mexico and the United States, exacerbated by the events of September 11.

       Prices for paper products in Mexico are lower than prices in the United States as a result of strong international competition in the form of paper and packaging imports. We compete with U.S. and Mexican producers in both the United States and Mexico.

       As a result of our production flexibility resulting from our vertical integration, we have been able to maintain a higher level of operating income during the down cycle in international paper prices than we could have achieved without vertical integration. When prices for paper products are low, we use virtually all of our paper production in our converting operations because finished products, like packaging, earn higher margins. During down cycles, our sales and cost of sales are reduced, but the overall impact on our operating income is small. During periods of higher international paper prices, we purchase paper for use in our converting operations from small Mexican paper producers at favorable rates. This allows us to export a significant portion of our higher-quality paper production and take advantage of the increased margins available from sales of our paper products outside of Mexico.

     Packaging products. In general, the prices of our packaging products fluctuate in accordance with international prices. Prices for corrugated containers in Mexico have historically tended to be approximately 15% below corrugated container prices in the United States and prices for Mexican containerboard have tended to be 10% to 15% lower than in the United States. In the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the complete elimination of tariffs and generally low prices for packaging products in the United States over the last three years and the appreciation of the Peso during 1999 and 2001, competition in Mexico from imports has increased. Our prices for packaging products over the last three years have declined in the face of competition from imports.

     Newsprint. The overall global newsprint pricing environment during 1998 and 1999 was depressed by oversupply resulting in low capacity utilization and operating margins worldwide. This environment, coupled with the elimination of tariffs effective January 1, 1999, has significantly reduced newsprint prices in Mexico. Although global prices for newsprint began to rise at the end of 1999, our prices for newsprint remained flat in 2000 and 2001. Since our acquisition of Grupo Pipsamex at the end of 1998, we have been the only producer of newsprint in Mexico.

     Cost of Production

     Historically, costs of production in Mexico have been incurred in Pesos, and consist primarily of raw materials, labor, energy and depreciation costs. Approximately 15% of our costs and operating expenses in Mexico are denominated in U.S. Dollars, primarily the cost of imported old corrugated containers, or OCC, and old newsprint, or ONP, which are the primary raw materials used in our paper making activities.

     The table below shows the percentage of our total cost of production represented by each of the elements of our cost of production for the periods indicated:

                                                Year Ended December 31,
                                             ---------------------------
                                              1999       2000      2001
                                              ----       ----      ----
Raw materials...........................      57.0%     54.0%      51.0%
Labor...................................       9.0       12.0      13.0
Energy..................................      11.0       11.0      12.0
Depreciation............................       4.0       3.0        4.0
Other...................................      19.0       20.0      20.0
                                             -----      -----     -----
                                             100.0%     100.0%    100.0%

     The cost of virgin pulp, OCC and ONP, the primary raw materials used in the production of our paper products, is significantly affected by international prices for those products, which vary depending upon the supply and demand for finished paper. Changes in the Peso/U.S. Dollar exchange rate also affect our cost of importing OCC and ONP into Mexico. Mexican OCC or ONP prices tend to follow price movements in the United States, but are generally lower because Mexican OCC or ONP is lower in quality. We have made substantial investments to improve production, technology and domestic collection efforts, which have resulted in greater efficiency, increased yields of recyclable waste paper and higher collections of Mexican OCC and ONP, all of which result in reduced costs.

     Our energy cost represents approximately 13% of our cost of production. In particular, our paper mills are run primarily by electricity. We purchase 60% of the electricity needs of our Mexican operations from Comision Federal de Electricidad, the Mexican state-owned electric company, under long term contracts and we produce the remainder at our own power plants. These long term contracts guarantee the supply of electricity at prices that have historically increased by the Mexican inflation rate. In the United States, our McKinley mill is supplied 100% by a rural electric cooperative at formula prices under a long-term contract. Durango Paper Company is supplied by its own generators (70%) and a regional electric utility at favorable rates (30%). Our U.S. converting facilities purchase power from local utilities. See "Raw Materials--Energy" in "Item 4. Information on the Company."

     Inflation

     The table below shows Mexican inflation according to the NCPI and our gain from monetary position for the periods indicated:

                                                Year Ended December 31,
                                    --------------------------------------------
                                          1999           2000            2001
                                          ----           ----            ----
                                     (in thousands of constant Pesos restated at December 31, 2001, except percentages)

Inflation......................          12.3%           8.9%            4.4%
Gain from monetary position....        Ps 758,769     Ps 566,054      Ps 291,651

     Generally, these levels of inflation have resulted in lower real prices for our products since we have not been able to increase prices in line with increases in inflation. High levels of inflation in 1999 and 2000 also resulted in higher Peso-based labor and raw material costs. As a result, during 1999 and 2000 operating margins and net income were negatively affected.

     In addition, a component of our "Financing Cost" includes our gain or loss from monetary position which refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain from monetary position results from holding net monetary liabilities during periods of inflation as the purchasing power represented by nominal Peso liabilities declines over time. Accordingly, since our monetary liabilities, including debt and other payables, exceeded our monetary assets, including cash, temporary investments and accounts receivable, in 1999, 2000 and 2001 we recorded a gain from monetary position for those periods. These gains had a non-cash benefit on our income statement.

     Exchange Rates

     The table below shows the appreciation and depreciation of the Mexican Peso against the U.S. Dollar and the period-end exchange rates for the periods indicated:

                                                                     Year Ended December 31,
                                                                  ----------------------------
                                                                   1999        2000       2001
                                                                   ----        ----       ----
Peso depreciation (appreciation) against the U.S.
Dollar(1).....................................................    (4.0%)       1.2%      (4.6%)

Mexican inflation (based on changes in NCPI)(1)...............     12.3%       8.9%       4.4%

United States inflation (based on changes in CPI)(1)..........     2.7%        3.4%       1.6%

Inflation differential (Mexican vs. U.S.)(2)..................     9.6%        5.5%       2.8%

Change in relative value of the Peso to the U.S. Dollar(2)....    12.3%       (3.9%)      7.2%
Dollar(2)

____________________

(1) The relevant rates and their indices used to calculate the percentages in the table were as follows:

                                                        NCPI      CPI     Exchange Rate
                                                        ----      ---     -------------
     December 31, 1999.............................    308.92    168.3       9.4986
     December 31, 2000.............................    336.60    174.0       9.6098
     December 31, 2001.............................    351.42    176.7       9.1695

(2)    Compounded.

     In 1999, the Peso appreciated against the U.S. Dollar. An appreciation of the Peso against the U.S. Dollar generally results in our receiving fewer Pesos for our U.S. Dollar sales but our U.S. Dollar-based costs decrease. Appreciation of the Peso against the U.S. Dollar negatively affects us because we have not passed along our increased costs through price increases that keep pace with inflation. In addition, we face intensified competition from U.S. Dollar-denominated imports, which become cheaper in Peso terms.

     In 2000, the Peso fluctuated, primarily appreciating throughout the year. However, in November and December, the Peso depreciated against the U.S. Dollar resulting in a depreciation of 1.2% for the year. Depreciation of the Peso against the U.S. Dollar generally results in our receiving more Pesos for our U.S. Dollar sales but our U.S. Dollar-based costs increase. Depreciation of the Peso affects our results of operations by increasing our cost of borrowing since the Peso cost of interest payments on our U.S. Dollar indebtedness increases and a foreign exchange loss is recognized on the outstanding U.S. Dollar denominated indebtedness. However, depreciation generally benefits Mexican traditional exports and maquiladora exports.

     In 2001, the Peso appreciated against the U.S. Dollar with the effects described above.

     The impact of exchange rate and inflation fluctuations on our interest expense and interest income are reflected in the "Interest Expense" and "Interest Income" components of "Financing Cost." In addition, we record a foreign exchange gain or loss with respect to U.S. Dollar-denominated monetary assets or liabilities of our Mexican subsidiaries when the Peso appreciates or depreciates in relation to the U.S. Dollar. Our U.S. Dollar-denominated monetary liabilities, which consist mainly of our U.S. Dollar-denominated indebtedness for borrowed money, exceed our U.S. Dollar-denominated monetary assets, which principally consist of U.S. Dollar bank deposits. As a result, we have recorded a foreign exchange loss during each period in which the Peso depreciated in relation to the U.S. Dollar and a foreign exchange gain for each period in which the Peso appreciated in relation to the U.S. Dollar. Foreign exchange gains have a non-cash benefit on our income statement; however, because these gains are pre-tax items on our income statement, these gains increase our taxable income under Mexican tax regulations. Foreign exchange losses are recorded as non-cash losses on our income statement; however, because these losses are pre-tax items on our income statement, these losses reduce our taxable income under Mexican tax regulations.

     Capacity Utilization

     Our operations have high fixed costs. Accordingly, to obtain low unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate. We operated at an average capacity utilization of approximately 92.0% in 1999, 91.0% in 2000 and 75.0% in 2001. The decline in our capacity utilization rate in 2001 was due to a decrease in sales of paper and packaging, as a result of the downturn of the economy in both Mexico and the U.S., and our decision to reduce inventory.

     Segment Reporting

     We manage our business on a product basis. Our reportable segments are:

     . Packaging: this segment includes the manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags. This segment includes the operating results of Titan in Mexico and the U.S.

     . Paper: this segment includes the manufacturing and selling of kraft paper, containerboard (linerboard, corrugating medium and multi-wall paper), newsprint, uncoated free sheet and coated bleached board and paper, made from natural and recycled fibers. This segment includes the operating results of Pamex, Grupo Pipsamex, Durango McKinley Paper Company and Durango Paper Company.

     . Other products: this segment includes the manufacturing and selling of particleboard and plywood. This segment includes the operating results of Ponderosa.

     The following table shows our total sales, intersegment sales, sales to third parties, operating income and operating income before depreciation and amortization by segment:

                                                              As of December 31, 2001
                              ------------------------------------------------------------------------------------
                                          (in thousands of constant Pesos restated as of December 31, 2001)
                                                                                                     Operating
                                                                                                   income before
                                                 Intersegment        Sales to        Operating   depreciation and
                                Total sales         Sales         third parties       income      amortization
                                ------------    -------------     -------------    ------------  -----------------
Packaging................       Ps 4,402,146    Ps     84,359     Ps  4,317,787    Ps   533,390    Ps   636,401
Paper....................          8,744,847        3,651,914         5,092,933         411,122         746,102
Other....................            262,841           41,945           220,896          38,435          54,151
Eliminations.............         (3,778,218)      (3,778,218)               --              --              --
                              ------------------------------------------------------------------------------------
    Consolidated Total...       Ps 9,631,616    Ps          0     Ps  9,631,616    Ps   982,947    Ps 1,436,654
                                ============    =============     =============    ============    ============

                                                              As of December 31, 2000
                               -----------------------------------------------------------------------------------
                                         (in thousands of constant Pesos restated as of December 31, 2001)
                                                                                                     Operating
                                                                                                   income before
                                                 Intersegment        Sales to        Operating    depreciation and
                                Total sales         Sales         third parties       income        amortization
                                ------------    -------------     -------------    ------------  -----------------
Packaging................      Ps  5,581,738    Ps     87,014     Ps  5,494,724    Ps   710,181    Ps   822,287
Paper....................         10,373,488        4,619,207         5,754,281         609,317         985,910
Other....................            580,539           54,677           525,862          46,613          78,762
Eliminations.............         (4,760,898)      (4,760,898)               --              --              --
                              ------------------------------------------------------------------------------------
    Consolidated Total...      Ps 11,774,867    Ps          0     Ps 11,774,867    Ps 1,366,111    Ps 1,886,959
                               =============    =============     =============    ============    ============

                                                              As of December 31, 1999
                               -----------------------------------------------------------------------------------
                                         (in thousands of constant Pesos restated as of December 31, 2001)
                                                                                                     Operating
                                                                                                   income before
                                                  Intersegment      Sales to         Operating    depreciation and
                                 Total sales         sales        third parties        Income       amortization
                                ------------    -------------     -------------    ------------  -----------------
Packaging................      Ps  4,324,171    Ps       59,058   Ps  4,265,113    Ps   670,095    Ps   781,365
Paper....................          7,657,982          4,236,194       3,421,788         625,150         958,538
Other....................            712,495             60,186         652,309         104,140         141,180
Eliminations.............         (4,355,438)        (4,355,438)             --              --              --
                              ------------------------------------------------------------------------------------
    Consolidated Total...      Ps  8,339,210    Ps            0   Ps  8,339,210    Ps 1,399,385    Ps 1,881,083
                               =============    ===============   =============    ============    ============

         The following is our geographic segment sales information for the periods indicated.

                                                             As of December 31, 2001
                                      ---------------------------------------------------------------------
                                               1999                      2000                       2001
                                      -------------------   -------------------------    ------------------
                                         (in thousands of constant Pesos restated as of December 31, 2001)
  Mexico...........................      Ps 10,965,261             Ps 11,505,608               Ps 9,850,389
  United States....................          1,729,387                 5,030,157                  3,559,445
  Eliminations.....................         (4,355,438)               (4,760,898)                (3,778,218)
                                         -------------             -------------               ------------
    Consolidated Total.............      Ps  8,339,210             Ps 11,774,867               Ps 9,631,616
                                         =============             =============               ============

Results of Operations

     Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

     Net Sales

     Net sales decreased by 18.2% to Ps 9,631.6 million in 2001 from Ps 11,774.9 million in 2000. Approximately 77.5% of this decrease was due to a 15.1% decrease in shipments to 1,630.8 thousand short tons in 2001 from 1,920.4 thousand short tons in 2000. In addition, average unit paper prices decreased 3.6% and average unit packaging prices decreased 9.7%, accounting for the remainder of the decrease in net sales for the period.

     Net sales from our paper segment decreased by 11.5% to Ps 5,092.9 million in 2001 from Ps 5,754.3 million for 2000. Approximately 71.1% of this decrease was due to an 8.2% decrease in paper shipments to 911.8 thousand short tons for 2001 from 993.0 thousand short tons in 2000. Our lower shipments were primarily due to the market downturn in Mexico and in the United States and the appreciation of the Peso, which resulted in lower shipments for all our paper products, other than uncoated free sheet. In addition, average unit paper prices declined by 3.6%, accounting for the remainder of the decrease in net sales from our paper segment.

     Net sales from our packaging segment decreased by 21.4% to Ps 4,317.8 million in 2001 from Ps 5,494.7 in 2000. Approximately 60.5% of this decrease was due to a 13.0% decrease in packaging shipments, primarily of corrugated containers, to 669.3 thousand short tons for 2001 from 769.0 thousand short tons in 2000. Excluding the Sky and Eastman divisions of Durango Paper Company which were disposed of in 2001, packaging shipments decreased by 6.9% to 636.5 thousand short tons in 2001 from 683.6 thousand short tons in 2000. This decrease was mainly due to lower demand from the Mexican export and maquiladora sectors, and the Peso appreciation relative to the U.S. dollar. In addition, average unit packaging prices declined 9.7%, accounting for the remainder of the decrease in net sales from our packaging segment.

     Net sales from our other segment decreased by 58.0% to Ps 220.9 million in 2001 from Ps 525.9 million in 2000. This decrease was due to a 68.6% decrease in shipments to 49.7 thousand short tons in 2001 from 158.4 thousand short tons in 2000, offset by a 33.9% increase in average unit prices for our other products. Our lower shipments were mainly due to the temporary closure of one of our mills to upgrade the mill to produce higher quality and higher priced products.

     Cost of Sales

     Cost of sales decreased by 17.5% to Ps 7,976.7 million in 2001 from Ps 9,667.5 million in 2000. This decrease was primarily due to lower shipments and lower costs in raw materials. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 18% of our raw material costs in 2001, decreased by 21% in nominal U.S. Dollar terms to US$115 per short ton from US$145 per short ton. Lower raw material prices were partially offset by increases in our energy and labor costs. Our energy cost, which represents approximately 12% of our cost of production, increased 2.9% primarily as a result of higher oil prices in Mexico. Our labor cost, which represents approximately 13% of our cost of production, increased 10.4% on a unit cost basis as a result of the reduction in our shipments.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 9.4% to Ps 671.9 million in 2001 from Ps 741.3 million in 2000 due to our cost cutting initiatives, which consist of, among other things, simplifying our management structure, capturing synergies in the operation of our subsidiaries in the same segments and combining the sales forces of our subsidiaries. The implementation of our cost cutting initiatives was aided by the GIDUSA merger.

 Operating Income

     Operating income decreased by 28.1% to Ps 982.9 million in 2001 from Ps 1,366.1 million in 2000. This decrease was primarily due to lower sales during the period.

     Operating income in our paper segment decreased by 32.5% to Ps 411.1 million in 2001 from Ps 609.3 million in 2000 primarily as a result of lower net sales and our reduced operating margin in the paper segment.

     Operating income in our packaging segment decreased by 24.9% to Ps 533.4 million in 2001 from Ps 710.2 million in 2000, primarily as a result of lower net sales, particularly of corrugated containers.

     Operating income in our other segment decreased by 17.5% to Ps 38.4 million from Ps 46.6 million, primarily as a result of the temporary closure of one of our mills, partially offset by increased average prices for our other products.

     Operating income as a percentage of net sales decreased to 10.2% in 2001 from 11.6% in 2000. This decline was a result of a decrease in shipments and higher energy and labor costs during the period, which were partially offset by a decrease in OCC and ONP prices. Operating margins of our paper segment decreased to 8.1% in 2001 from 10.6% in 2000 and operating margins in our packaging segment declined to 12.4% in 2001 from 12.9% in 2000.

     Other Expense

     Other expense increased by 113.0% to Ps 36.4 million in 2001 from Ps 17.1 million in 2000, primarily due to the write-off in 2001 of an intangible pension asset of Grupo Pipsamex as a result of the reduction of the number of its employees in 1999 and 2000.

     Amortization of Negative Goodwill

     The amortization of negative goodwill was Ps 425.0 million in 2001 and Ps 1,327.6 million in 2000. In 2001, the amortization of negative goodwill related to the acquisition of Durango Paper Company. In 2000, Ps 1,019.9 million of amortization of negative goodwill was related to the acquisition of Durango Paper Company and the remaining Ps 307.7 million of amortization of negative goodwill was related to our acquisition of 59% of GIDUSA.

     Financing Cost

     Financing cost decreased by 18.3% to Ps 354.8 million in 2001 from Ps 434.1 million in 2000. Interest expense decreased by 1.4% to Ps 1,005.1 million in 2001 from Ps 1,018.9 million in 2000. This decrease resulted primarily from a lower average interest rate. Interest income decreased by 46.0% to Ps 62.1 million in 2001 from Ps 114.9 million in 2000. Interest income decreased because of lower average cash balances and lower interest rates in 2001. Foreign exchange results experienced a gain of Ps 296.5 million in 2001 as compared to a loss of Ps 96.1 million in 2000. This foreign exchange gain resulted from a 4.6% appreciation of the Peso in 2001 as compared to a 1.2% depreciation of the Peso in 2000. Gain from monetary position decreased by 48.5% to Ps 291.7 million in 2001 to Ps 566.1 million in 2000. This decrease reflected a decline in the inflation rate between 2000 and 2001.

     Provisions for Employee Profit Sharing and Income and Asset Taxes

     Provisions for employee profit sharing and income and asset taxes, net of tax loss carry forwards, were a benefit of Ps 34.0 million in 2001 from an expense of Ps 629.8 million in 2000. This benefit resulted primarily from provisions for deferred income taxes, which were a benefit of Ps 257.4 million in 2001 as compared to an expense of Ps 351.0 million in 2000 as a result of a reduction of temporary differences mainly in inventories and property, plant and equipment. Provisions for deferred income taxes resulted from our application of Bulletin D-4 issued by the Mexican Institute of Public Accountants, which was adopted effective January 1, 2000 and requires the recognition of deferred taxes under the full liability method that does not represent any cash charges whereas in the past, we used a partial liability method. Consequently, our historical effective income tax rates may not be indicative of future effective tax rates.

     Special Items

     We recorded a special items loss of Ps 271.1 million in 2001 primarily consisting of an expense of Ps 147.4 million relating to severance costs at our Atenquique Mill resulting from our decision to hire fewer employees at this mill following its temporary closure in 2001 and a loss of Ps 113.2 million on our sale of the Sky and Eastman divisions of Durango Paper Company.

     Net Income Before Minority Interest

     Net income before minority interest decreased by 51.7% to Ps 779.6 million in 2001 from Ps 1,612.7 million in 2000. This decrease was a result of the decreases in operating income and amortization of negative goodwill, partially offset by the decrease in financing costs and the gain in deferred income tax.

     Minority Interest

     Minority interest decreased to an expense of Ps 3.8 million in 2001 from an expense of Ps 161.2 million in 2000. This decrease resulted primarily from the extinguishment of the minority interest in GIDUSA as a result of the GIDUSA merger.

     Net Income

     Net income decreased by 46.6% to Ps 775.8 million in 2001 from Ps 1,451.5 million in 2000. This decrease resulted from the factors described above.

     Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

     Net Sales

     Net sales increased by 41.2% to Ps 11,774.9 million in 2000 from Ps 8,339.2 million in 1999. Approximately 76.2% of this increase was due to a 31.4% increase in shipments to 1,920.4 thousand short tons in December 31, 2000 from 1,461.3 thousand short tons in 1999. In addition, average unit paper prices increased by 8.1% and average unit packaging prices increased by 8.9% accounting for the remainder of the increase in net sales for the period.

     Net sales from our paper segment increased by 68.2% to Ps 5,754.3 million in 2000 from Ps 3,421.8 million for 1999. Approximately 81.6% of this increase was due to a 55.6% increase in paper shipments to 993.0 thousand short tons for 2000 from 638.1 thousand short tons in 1999. The increase in paper shipments reflects the acquisition of Durango Paper Company in December 1999, which added
345.8 thousand short tons of bleached board and kraft paper to our product mix during 2000. Shipments from our existing operations to third parties increased by 2.0% during the period. In addition, average unit paper prices increased 8.1%, accounting for the remainder of the increase in net sales from our paper segment.

     Net sales from our packaging segment increased by 28.8% to Ps 5,494.7 million in 2000 from Ps 4,265.1 in 1999, primarily as a result of our acquisition of Durango Paper Company. Approximately 63.4% of this increase was due to an 18.3% increase in shipments to 769.0 thousand short tons for 2000 from
650.2 thousand short tons in 1999. In addition, average unit packaging prices increased 8.9%, accounting for the remainder of the increase in net sales from our packaging segment.

     Cost of Sales

     Cost of sales increased by 53.9% to Ps 9,667.5 million in 2000 from Ps 6,283.2 million in 1999. This increase was primarily due to the acquisition of Durango Paper Company, which has a substantially higher operating cost structure than our existing paper segment. This increase was partially offset by a slight decline in the cost of sales in our packaging segment. Our average OCC and ONP prices remained relatively flat during the period.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 12.9% to Ps 741.3 million in 2000 from Ps 656.6 million in 1999. This increase was due to the integration of Durango Paper Company into our company. As a result of higher marketing and freight expenses, Durango Paper Company has had historically higher selling, general and administrative expenses as a percentage of net sales relative to our existing operations.

     Operating Income

     Operating income decreased by 2.4% to Ps 1,366.1 million in 2000 from Ps 1,399.4 million in 1999. This decrease was primarily due to a 55.2% decrease in our other segment operating income to Ps 46.6 in 2000 from Ps 104.1 million in 1999 and a 2.5% decrease in our paper segment operating income to Ps 609.3 million in 2000 from Ps 625.2 million in 1999, which more than offset a 6.0% increase in our packaging segment operating income to Ps 710.2 million in 2000 from Ps 670.1 million in 1999. This decline in operating income is a result of the factors described above.

     Operating income as a percentage of net sales decreased to 11.6% in 2000 from 16.8% in 1999. This decline was a result of the integration of Durango Paper Company, with substantially lower operating margins than our existing operations, which resulted in a decline in the operating margins of our paper segment to 10.6% in 2000 from 18.3% in 1999. In addition, operating margins in the packaging segment declined to 12.9% in 2000 from 15.7% in 1999 as a result of the integration of Durango Paper Company, which had lower operating margins than our existing operations.

     Other Income (Expense)

     Other expenses decreased by 79.7% to Ps 17.1 million in 2000 from Ps 84.1 million in 1999. This decrease resulted from a decrease in amortization of pre-operating expense of our paper mills.

     Amortization of Negative Goodwill

     In 2000, the amortization of negative goodwill was Ps 1,327.6 million as a result of the acquisition of Durango Paper Company and our acquisition of 59% of GIDUSA. In 1999, the amortization of negative goodwill was Ps 85.0 million related to our acquisition of Durango Paper Company in December 1999.

     Financing Cost

     Financing cost was a gain of Ps 434.1 million in 2000 as compared to an expense of Ps 248.4 million in 1999. Interest expense increased by 8.9% to Ps 1,018.9 million in 2000 from Ps 935.4 million in 1999. This increase resulted primarily from the impact of the additional debt incurred for the acquisition of Durango Paper Company in December 1999. Interest income increased by 3.9% to Ps
114.9 million in 2000 from Ps 110.6 million in 1999. Interest income increased because of higher average cash balances and higher interest rates in 2000. Foreign exchange results were a loss of Ps 96.1 million in 2000 as compared to a gain of Ps 314.5 million in 1999. This foreign exchange loss resulted from a 1.2% depreciation of the Peso in 2000 as compared to a 4.0% appreciation of the Peso in 1999. Gain from monetary position decreased by 25.4% to Ps 566.1 million in 2000 from Ps 758.8 million in 1999. This decrease reflected a decline in the inflation rate between 1999 and 2000.

     Provisions for Employee Profit Sharing and Income and Asset Taxes

     Provisions for employee profit sharing and income and asset taxes, net of tax loss carry forwards, increased to Ps 629.8 million in 2000 from Ps 172.4 million in 1999. This increase resulted primarily from provisions for deferred income taxes which were Ps 351.0 million in 2000 as compared to no deferred income taxes in 1999. Provisions for deferred income taxes resulted from our application of Bulletin D-4 issued by the Mexican Institute of Public Accountants, which was adopted effective January 1, 2000 and requires the recognition of deferred taxes under the full liability method that does not represent any cash charges whereas in the past, we used a partial liability method. Consequently, our historical effective income tax rates may not be indicative of future effective tax rates.

     Net Income Before Minority Interest

     Net income before minority interest increased 9.2% to Ps 1,612.7 million in 2000 from Ps 1,476.2 million in 1999. This increase was a result of the increase in amortization of negative goodwill and operating income and the decrease in financing costs which offset increases in the provisions for employee profit sharing and income and asset taxes.

     Minority Interest

     Minority interest decreased to an expense of Ps 161.2 million in 2000 as compared to an expense of Ps 472.0 million in 1999. This decrease resulted primarily from CODUSA's acquisition of 59% of GIDUSA, resulting in 41% of GIDUSA's shares being accounted for as a minority interest in our combined results.

     Net Income

     Net income increased 44.5% to Ps 1,451.5 million in 2000 from Ps 1,004.2 million in 1999. This increase resulted from the factors described above.

Liquidity and Capital Resources

     Sources and Uses of Cash

     Our principal sources of liquidity have historically consisted of net cash generated by our operating activities, corporate borrowings under working capital facilities, issuances of debt and equity contributions. Our management believes the funding available to it from these and other sources will be sufficient to satisfy our working capital and debt service requirements for the foreseeable future.

     As of December 31, 2001, we had cash and temporary investments totaling Ps
469.4 million. We invest our cash balances primarily in short-term Peso-denominated and in U.S. Dollar instruments issued by major U.S. and Mexican banks.

     Net resources generated from operating activities was Ps 865.9 million in 2001. In 2001, we had a decrease in inventories of Ps 913.5 million because our shipments were higher than our production during the period, and a decrease in accounts receivable of Ps 58.9 million as a result of a decrease of 18.2% in net sales. We had a decrease in other accounts payable and accrued expenses of Ps
672.2 million, which corresponded to our decrease in inventory, and an increase in other assets of Ps 59.5 million mainly due to an increase in refundable taxes and prepaid expenses.

     Net resources generated from operating activities was Ps 1,282.7 million in 2000. In 2000, we had a decrease in accounts receivable of Ps 173.0 million primarily due to the effects of the initial amount restatement, a decrease in other accounts payable and accrued expenses of Ps 64.0 million primarily due to a reduction in notes payable, an increase of inventories of Ps 63.1 million and an increase in other assets of Ps 12.4 million.

     Net resources used in investing activities was Ps 527.2 million in 2001. For the year ended December 31, 2001, our net additions to property, plant and equipment were Ps 327.6 million primarily attributable to our capital expenditures for 2001. During April and May 2001, we received proceeds in the amount of Ps 269.6 million (US$29.4 million) from the sale of the converting facilities in the United States of the Sky and Eastman divisions of our subsidiary, Durango Paper Company. We used these proceeds to reduce the outstanding amount of the Bank of America loan to Durango Paper Company. In addition, we recorded an increase in other assets of Ps 193.4 million, primarily consisting of debt issuance costs, and our minority interest decreased by Ps 6.3 million.

     Net resources used in investing activities was Ps 3,176.2 million in 2000. For the year ended December 31, 2000, our investment in subsidiaries increased by Ps 2,041.0 million attributable to CODUSA's acquisition of 59% of GIDUSA, our net additions to property, plant and equipment were Ps 1,019.8 million primarily attributable to our capital expenditures for 2000, and we recorded an increase in other assets of Ps 115.4 million, primarily consisting of debt issuance costs.

     Net resources used in financing activities was Ps 615.4 million in 2001. For the year ended December 31, 2001, we incurred bank loans of Ps 2,433.0 million and paid bank loans of Ps 2,939.6 million. In addition, our net long-term debt decreased by Ps 108.9 million as a result of the effect of the initial amount restatement.

     Net resources generated in financing activities was Ps 1,770.5 million in 2000. For the year ended December 31, 2000, we generated Ps 2,041.0 million of paid in capital as a result of CODUSA's acquisition of 59% of GIDUSA. We repaid bank loans in the amount of Ps 145.0 million and the amount of our outstanding bank loans decreased by Ps 115.3 million as a result of the effect of the initial amount restatement. In addition, our net long-term debt decreased by Ps
10.3 million as a result of the effect of the initial amount restatement.

     The overall interest rates on our indebtedness were 11.9% in 2000 and 10.4% in 2001. In recent years, we have attempted to increase the stability of our balance sheet by lengthening the maturity of our debt obligations, in keeping with the long useful life of most of our fixed assets.

     Because a large proportion of our sales are priced in U.S. Dollars, or are priced in a manner linked to the value of the U.S. Dollar, we generally do not hedge our exposure to movements in foreign currency.

     Indebtedness

     As of December 31, 2001, our total debt was Ps 7,369.4 million (US$803.7 million), consisting of Ps 561.8 million (US$61.3 million) in short-term debt, including the current portion of long term-debt, and Ps 6,807.6 million (US$742.4 million) in long-term debt.

     The following table sets forth the maturity profile of our indebtedness as of December 31, 2001:

                             2002         2003       2004       2005        2006       2007     Thereafter     Total
                             ----         ----       ----       ----        ----       ----     ----------     -----
Ps million
Bank debt and notes ...... Ps 520.5   Ps 1,731.2    Ps 747.8   Ps 720.7  Ps 2,903.4    Ps 136.1  Ps 320.1   Ps 7,079.8
Capital leases ...........     41.3         39.2        45.8       39.9        33.0        80.2      10.2        289.6
                           --------   ----------    --------   --------  ----------    --------  --------   ----------
Total .................... Ps 561.8   Ps 1,770.4    Ps 793.6   Ps 760.6  Ps 2,936.4    Ps 216.3  Ps 330.3   Ps 7,369.4
                           ========   ==========    ========   ========  ==========    ========  ========   ==========

US$ million
Bank debt and notes ......  US$56.8     US$188.8     US$81.5    US$78.6    US$316.6     US$14.8   US$34.9     US$772.0
Capital leases ...........      4.5          4.3         5.0        4.4         3.6         8.8       1.1         31.7
                            -------     --------     -------    -------    --------     -------   -------     --------
Total ....................  US$61.3     US$193.1     US$86.5    US$83.0    US$320.2     US$23.6   US$36.0     US$803.7
                            =======     ========     =======    =======    ========     =======   =======     ========

     Our Euro Commercial Paper Program. As of December 31, 2001, we had one series of notes outstanding under our Euro Commercial Paper program in an aggregate amount of Ps 45.8 million (US$5.0 million). These notes bear interest at the rate of 8.9% and are due during 2002. Our Euro Commercial Paper was issued under an Issuing and Paying Agency Agreement, dated as of October 4, 2001, among us and JPMorgan Chase Bank and JPMorgan Chase Bank, London Branch. We are permitted to issue notes with aggregate principal amount outstanding at any given time up to Ps 917.0 million (US$100.0 million) under this agreement.

     Our Notes. As of December 31, 2001, we had outstanding Ps 1,116.0 million (US$121.7 million) aggregate principal amount of our 12 5/8% Senior Notes due 2003. The 2003 notes were issued under an indenture dated as of July 25, 1996, between us and JPMorgan Chase Bank. The 2003 notes mature on August 1, 2003 and pay interest semiannually. We originally issued 2003 notes in an aggregate principal amount of US$250.0 million. In August 2001, we exchanged US$128.3 million of our 2003 notes for US$121.7 million of our 13 1/8% Senior Notes due 2006 and US$10.4 million of our 13 1/2% Senior Notes due 2008. In connection with this exchange, we obtained the consent of the holders of our 2003 notes to the elimination of the restrictive covenants contained in the indenture governing the 2003 notes.

     As of December 31, 2001, we had outstanding Ps 2,766.8 million (US$301.7 million) aggregate principal amount of our 13 1/8% Senior Notes due 2006. The 2006 notes were issued under an indenture dated as of February

5, 2001, between us and JPMorgan Chase Bank. The 2006 notes mature on August 1, 2006 and pay interest semiannually. We issued US$180 million aggregate principal amount of our 2006 notes in February 2001 and used the proceeds thereof to, among other things, repurchase all of our outstanding 12% Senior Notes due 2001. In August, 2001, we issued an additional US$121.7 million aggregate principal amount of our 2006 notes in exchange for US$118.2 million of our 2003 notes as described above.

     As of December 31, 2001, we had outstanding Ps 95.0 million (US$10.4 million) aggregate principal amount of our 13 1/2% Senior Notes due 2008. The 2008 notes were issued under an indenture dated as of September 13, 2001, between us and JPMorgan Chase Bank. The 2008 notes mature on August 1, 2008 and pay interest semiannually. We issued US$10.4 million aggregate principal amount of our 2008 notes in August, 2001 in exchange for US$10.1 million of our 2003 notes as described above.

     As of December 31, 2001, Durango Paper Company, one of our subsidiaries, had outstanding Ps 442.7 million (US$48.3 million) aggregate principal amount under three notes issued by in connection with our acquisition of Durango Paper Company. The first of these notes in the principal amount of Ps 276.8 million (US$30.2 million) was issued to HG Estate, LLC and St. Marys Railroad Corporation, was due in 2004 and bore interest at a rate of 10% per annum payable semiannually. The second of these notes in the principal amount of Ps
55.0 million (US$6.0 million) was issued to HG Estate, LLC, was due in 2003 and bore interest at a rate of 13.0% per annum payable semiannually. The interest rate on this note increased by 0.5% on each interest payment date until maturity. The last of these notes in the principal amount of Ps 111.0 million (US$12.1 million) was issued to HG Estate, LLC, was due in 2002 and bore interest at a rate of 10% per annum payable semiannually. Each of these notes was guaranteed by the company and was subordinated to Durango Paper Company's Bank of America facility. Each of these notes was refinanced on May 28, 2002. See "--Recent Developments."

     Our Bank Debt. As of December 31, 2001, we had Ps 2,903.0 million (US$316.6 million) of bank debt. Our material bank loans are described below.

     We have a bank loan from Banco Nacional de Mexico, S.A., in the aggregate principal amount of Ps 861.9 million (US$94.0 million). This loan is payable in 10 quarterly installments beginning in March 2003, bears interest at a rate of LIBOR + 2.8% payable quarterly and is guaranteed by certain of our subsidiaries.

     We have a Ps 183.4 million (US$20.0 million) loan from JPMorgan Chase Bank which matures in 2002 and bears interest at a rate of LIBOR + 1.5% payable semiannually.

     We have Ps 268.9 million (US$29.3 million) of indebtedness owed to California Commerce Bank under three loan agreements. The largest of these loans in the amount of Ps 137.5 million (US$15.0 million) is payable in eight quarterly installments beginning in August 2002, bears interest at a rate of LIBOR + 3.25% and is guaranteed by Industrias Centauro. One of these loans in the principal amount of Ps 107.1 million (US$11.7 million) bears interest at a rate of LIBOR + 2.75%, matures in 2003 and is guaranteed by Industrias Centauro. The last of these loans in the principal amount of Ps 24.3 million (US$2.7 million) bears interest at a rate of California Commerce Bank Reference Rate + 1.00%, matures in 2002 and is guaranteed by Industrias Centauro.

     Durango Paper Company, one of our subsidiaries, and its subsidiaries had Ps
217.1 million (US$23.9 million) of indebtedness to Bank of America, as part of a Ps 159.8 million (US$17.4 million) revolving and Ps 57.3 million (US$6.3 million) term facility. Principal on the term loan was payable in installments in 2002 and 2003 and the term loan bore interest at a rate of LIBOR + 3.5%. The revolver matured in 2004 and bore interest at a rate of LIBOR + 3%. The Bank of America facility was secured by a pledge of substantially all of the physical assets of the Durango Paper Company. The revolving and term loan facility was refinanced on May 2, 2002. See "--Recent Developments."

     Our subsidiary, Grupo Pipsamex, has a bank loan from Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, in an aggregate principal amount of Ps
733.6 million (US$80.0 million). This loan is payable in 14 semiannual installments beginning in July 2002 and bears interest at a rate of LIBOR + 7% payable semiannually. This loan is secured by a first priority security interest in all of the assets of Grupo Pipsamex and its subsidiaries.

     Our subsidiary, Fabrica Mexicana de Papel, has a bank loan from Bancomext in the amount of Ps 141.2 million (US$15.4 million). This loan is payable in 14 semiannual installments beginning in March 2003 and bears interest at a rate of LIBOR + 6.5% payable semiannually (plus such additional amounts as are necessary for Bancomext to receive interest at such rate after the payment of its income taxes). This loan is secured by a second priority security interest in all of the assets of Fabrica Mexicana de Papel and is guaranteed by us. In addition, Fabrica Mexicana de Papel has a mortgage loan from Bancomext in an aggregate principal amount of Ps 27.5 million (US$3.0 million) that bears interest at a rate of LIBOR + 3.53%. The mortgage loan matures in 2005 and is secured by a third priority security interest in certain assets of Fabrica Mexicana de Papel and is guaranteed by us.

     Our Capital Leases. As of December 31, 2001, our future minimum lease payments under our capital leases was Ps 289.6 million (US$31.7 million). Our material capital leases are described below:

     We have entered into a financial lease agreement with Arrendadora Bank of America, S.A. for the acquisition of certain machinery. We have issued promissory notes in respect of the future minimum lease payments under this financial lease agreement in an aggregate principal amount of Ps 221.5 million (US$24.2 million) which mature between February 2005 and August 2007. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge on the leased machinery. We have sub-leased the machinery to certain of our subsidiaries.

     Empaques de Carton Titan, S.A. de C.V., one of our subsidiaries, has entered into a financial lease agreement with GE Capital Leasing for the acquisition of machinery. Empaques de Carton Titan has issued promissory notes in respect of the future minimum lease payments under this financial lease agreement in an aggregate principal amount of Ps 63.4 million (US$6.9 million) which are payable in 28 quarterly installments with the final payment due in October 2008. The promissory notes bear interest at a rate of LIBOR + 3.25%. The loan is secured by a pledge on the leased machinery and is guaranteed by us.

     Restrictive Covenants and Available Credit. The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of the company and its subsidiaries to:

     .   incur additional indebtedness;

     .   incur liens;

     .   issue guarantees;

     .   issue or sell capital stock of subsidiaries;

     .   pay dividends or make certain other restricted payments;

     .   consummate certain asset sales;

     .   enter into certain transactions with affiliates, or

     . merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

     We must maintain minimum debt service, minimum net worth and maximum leverage ratios under the Banamex credit agreement and the JPMorgan Chase Bank credit agreement. In addition, Durango McKinley Paper Company must maintain minimum debt service, minimum net worth and maximum leverage ratios under the Bank of Albuquerque credit agreement. A failure to comply with the restrictions contained in these credit agreements could lead to an event of default, which could result in an acceleration of such indebtedness. Such an acceleration may also constitute an event of default under the indentures governing our 2003 notes, our 2006 notes and our 2008 notes.

     The credit agreements and indentures governing our 2006 notes and 2008 notes also require prepayments of the indebtedness from the proceeds from certain asset sales, insurance, and incurrence of certain indebtedness. The above covenants, together with our highly leveraged position, could restrict corporate activities, including our ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities. We believe the likelihood of our breaching the debt covenants in 2002 is remote absent any material adverse event affecting the U.S. economy or the Mexican economy as a whole. We also believe that if a material adverse event would affect us, our lenders would provide us waivers if necessary. However, our expectations of future operating results and continued compliance with our debt covenants cannot be assured and we cannot control our lenders' or noteholders' actions. If our debt is placed in default, we would experience a material adverse impact on our financial condition.

     We believe that cash generated by our operating activities together with the proceeds of refinancing transactions will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. In the event that we are unsuccessful in refinancing our indebtedness, the cash generated by our operating activities may not be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs during the next twelve months or thereafter. Our future operating performance and our ability to service or refinance our 2003 notes, 2006 notes and 2008 notes and to service, extend or refinance our credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

     Tax-Loss Carryforwards

     At December 31, 2001, the Mexican subsidiaries of the company had recorded tax-loss carryforwards of Ps 1,954.5 million and Durango International, Inc. had recorded tax-loss carryforwards of Ps 101.5 million (US$11.1 million). The tax-loss carryforwards of Durango International, Inc. can be used for tax purposes to offset its future income and expire in 2003 and 2004. The tax-loss carryforwards of the Mexican subsidiaries can be used for tax purposes to offset the future income of the Mexican subsidiaries generating such tax-loss carryforwards. To the extent that the Mexican tax-loss carryforwards cannot be used by the Mexican subsidiaries, 60% of such tax-loss carryforwards can be used to offset the company's future consolidated income. The tax-loss carryforwards of the Mexican subsidiaries expire as set forth in the table below:

Year of expiration                                     Amount
------------------                                     ------
                                        (millions of constant Pesos restated
                                              as of December 31, 2001)
2004 ...................................           Ps  230.1
2005 ...................................               618.8
2006 ...................................               215.7
2007 ...................................               154.2
2008 ...................................               126.2
2009 and thereafter ....................               609.5
                                                 -----------
                                                   Ps1,954.5
                                                 ===========

     Capital Commitments

     The following table sets forth our capital commitments, other than our indebtedness, as of December 31, 2001:


                                               2002       2003      2004       2005       2006       2007    Thereafter   Total
                                               ----       ----      ----       ----       ----       ----    ----------   -----
Ps million
Operating leases ..........................  Ps 55.1     Ps 36.9   Ps 29.5    Ps32.4    Ps16.8      Ps16.8    Ps 70.7   Ps   258.2
Unconditional purchase
obligations ...............................    184.3       184.3     184.3      43.1      43.1        43.1      215.5        897.7
                                             -------     -------   -------    ------    ------      ------    -------   ----------
Total .....................................  Ps239.4     Ps221.2   Ps213.8    Ps75.5    Ps59.9      Ps59.9    Ps286.2   Ps 1,155.9
                                             =======     =======   =======    ======    ======      ======    =======   ==========

                                                 2002       2003      2004       2005       2006       2007    Thereafter   Total
                                                 ----       ----      ----       ----       ----       ----    ----------   -----
US$ million
Operating leases .............................  US$6.1     US$4.0     US$3.2    US$3.5     US$1.8     US$1.8     US$7.7     US$28.2
Unconditional purchase
obligations ..................................    20.1       20.1       20.1       4.7        4.7        4.7       23.5        97.9
                                               -------    -------    -------    ------     ------     ------    -------    --------
Total ........................................ US$26.1    US$24.1    US$23.3    US$8.2     US$6.5     US$6.5    US$31.2    US$126.1
                                               =======    =======    =======    ======     ======     ======    =======    ========

     Our subsidiaries lease certain equipment under noncancelable operating leases. Estimated future minimum lease payments under noncancelable operating leases as of December 31, 2002 are included in operating leases the table above.

     On June 1, 2001, Durango Paper Company entered into an agreement under which we are obligated to purchase a minimum volume of wood chips at specified prices directly from specific sawmills. Minimum volumes are subject to annual adjustment effective January 1 each year and prices are adjusted semi-annually effective January 1 and July 1, based on market prices in the relevant market area. The term of this agreement is three years and this agreement is automatically renewable for a period of three years unless terminated by either party. Estimated future minimum payments under this agreement are included in unconditional purchase obligations the table above.

     On December 17, 1997, Durango Paper Company entered into an agreement under which we are obligated to purchase approximately 180,000 short tons of sludge pressing services per year for US$18.00 per short ton. This agreement expires in 2012. Future minimum payments under this agreement are included in unconditional purchase obligations the table above.

     On December 17, 1997, Durango Paper Company entered into an agreement under which we are obligated to purchase 72 million pounds of steam per month for US$1.78 per thousand pounds. This agreement expires in 2012. Future minimum payments under this agreement are included in unconditional purchase obligations the table above.

Capital Expenditures

     We have instituted a capital investment program to help our overall operations and have implemented a series of measures to improve efficiency and to increase capacity at our paper mills. In addition, we have made capital expenditures to bring our plants into proper compliance with environmental regulations with the latest technology.

     The following table sets forth our capital expenditures for the periods indicated and sets forth our capital expenditures and capital commitments for environmental matters:

                                                        Years Ended December 31,
                               --------------------------------------------------------------------------
                                                                           2002              2003
                                  1999         2000          2001       (Estimated)      (Estimated)
                                  ----         ----          ----       -----------      -----------
                                                         (in millions of US$)
     Capital Expenditures
     (other than
     environmental) ............  US$15.8      US$67.0      US$33.6         US$33.7         US$33.2
     Environmental .............      2.5         44.2          2.1             1.8             1.6
                                  -------     --------      -------         -------         -------
     Total .....................  US$18.3     US$111.2      US$35.7         US$35.5         US$34.8
                                  =======     ========      =======         =======         =======

                                                     Years Ended December 31,
                               --------------------------------------------------------------------------
                                                                           2002              2003
                                  1999         2000          2001       (Estimated)      (Estimated)
                                  ----         ----          ----       -----------      -----------
                                     (in millions of constant Pesos restated at December 31, 2001)
     Capital Expenditures
     (other than
     environmental) ...........  Ps 144.8       Ps 614.2   Ps 308.2        Ps 303.8        Ps 299.3
     Environmental ............      23.0          405.6       19.4            16.3            14.5
                                 --------     ----------   --------        --------        --------
     Total ....................  Ps 167.8     Ps 1,019.8   Ps 327.6        Ps 320.1        Ps 313.8
                                 ========     ==========   ========        ========        ========

     In 1999, our capital expenditures related primarily to upgrades at the Titan packaging box plants (US$7.9 million) and upgrades at our paper mills (US$1.4 million) and in our particleboard plants (US$1.1 million). In addition, in 1999 we acquired Durango Paper Company for Ps 1,154.2 million (US$119.9 million).

     In 2000, our environmental capital expenditures related primarily to compliance with U.S. environmental "cluster rules" at Durango Georgia Paper Company (US$33.8 million). For a description of the "cluster rules," see "Environmental Matters" in "Item 4. Information on the Company." In addition, we made an investment in the de-inking plant for our newsprint business (US$18.8 million), upgraded our Centauro and Atenquique paper mills (US$ 13.8 million), acquired a packaging box plant (US$8.6 million) and made an energy power upgrade at Durango Paper Company (US$5.0 million).

     In 2001, our capital expenditures related primarily to improving efficiencies at Durango Paper Company (US$12.4 million). In addition, we acquired a packaging box plant (US$2.7 million ), invested in de-inking technology for our newsprint business (US$2.9 million), invested in upgrades at our Centauro and Atenquique paper mills (US$5.5 million) and acquired the Titan packaging box plants (US$8.3 million).

     In 2002, we anticipate that our capital expenditures will concentrate on technology upgrades in our paper segment, de-bottlenecking projects and cost reduction projects.

     In 2003, we anticipate that our capital expenditures will concentrate on technology upgrades in our paper segment, de-bottlenecking projects and cost reduction projects.

     We have capital expenditure commitments in 2005 of US$8.5 million for environmental issues.

     We expect to finance our capital expenditure plan with internally generated cash and supplier financing. No assurance can be given that we will be able to meet our capital expenditure budget.

Critical Accounting Policies

     We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout "Item 5. Operating and Financial Review and Prospects." where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Note 3 to the consolidated financial statements. Note that our preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

     Allowance for doubtful accounts

     We have attempted to reserve for expected credit losses based on our past experience with similar accounts receivable and believe our reserves to be adequate. It is possible, however, that the accuracy of our estimation process could be materially impacted as the composition of this pool of accounts receivable changes over time. We continually review and refine the estimation process to make it as reactive to these changes as possible; however, we cannot guarantee that we will be able to accurately estimate credit losses on these accounts receivable.

     Deferred taxes

     As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves our estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as allowance for doubtful accounts, deferred assets, inventories, property, machinery and equipment, accrued expenses and tax loss carryforwards, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

     Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

     Depreciation and amortization

     Fixed assets and intangible assets are assigned useful lives, which impacts the annual depreciation and amortization expense. The assignment of useful lives involves significant judgments and the use of estimates. Changes in technology or changes in intended use of these assets may cause the estimated useful life to change.

     Pension plans, seniority premiums and indemnities

     The determination of our obligation and expense for pension plans, seniority premiums and indemnities are dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 12 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

     Negative goodwill

     Negative goodwill is amortized under the straight-line method over a period not to exceed two years, which in our opinion, approximates the period in which the acquired subsidiaries are integrated into the company. The period that it takes an acquired subsidiary to be integrated into the company involves significant judgments and the use of estimates.

Differences between Mexican GAAP and U.S. GAAP

     Our combined and consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in respects from U.S. GAAP. The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are reversal of loss on fixed assets, capitalized financing costs, debt issuance costs, negative goodwill, deferred income tax, employees' statutory profit sharing, and the effects of inflation on fixed assets. Each of these differences affects both net income and shareholders' equity. Net income under U.S. GAAP was Ps 1,353.7 million, Ps 9.6 million and Ps 226.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. See Note 21 to our combined and consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

     Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purpose.

     New Accounting Pronouncements under Mexican GAAP

     In 2001, we adopted Bulletin B-4, "Comprehensive Income," issued by the Mexican Institute of Public Accountants (the "MIPA"). This Bulletin sets forth new guidelines for reporting and disclosing comprehensive income and its components. Based on Bulletin B-4, comprehensive income includes net income of the year and other items which, in accordance with other bulletins, are recorded directly in shareholders' equity and are not contributions, reductions, or distributions of capital. The adoption of Bulletin B-4 did not have any effect on our results of operations or financial condition.

     Effective January 1, 2001, we adopted Bulletin C-2, "Financial Instruments," issued by the MIPA, which imposes new rules for accounting for financial instruments. It requires recognizing such instruments as assets or liabilities and recorded at their market value. The most important effect of the adoption of this pronouncement relates to the accounting of the "Equity Swap" transactions in the company's balance sheet. See Note 11 to the audited financial statements.

     In November 2001, the MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments," which supersedes existing Bulletin C-9, "Liabilities," and Bulletin C-12, "Contingencies and Commitments." Bulletin C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the Company's immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

     In December 2001, the MIPA issued Bulletin C-8, "Intangible Assets," which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

     New Accounting Pronouncements under U.S. GAAP

     In 2001, we adopted SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133," issued by the Financial Accounting Standards Board (the "FASB"), which defers the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to fiscal years beginning after June 15, 2000. SFAS 133 establishes a new model for the accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. Management believes that the adoption of this statement has not had a significant impact on the company's financial position or results of operations.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations," which supersedes APB Opinion No. 16, "Business Combinations," and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respects of business combinations. Management is currently evaluation the impact that the adoption of SFAS 141 will have on the consolidated financial statements.

     Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material impact on the consolidated financial statements.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002." SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees.

Board of Directors and Executive Officers

     Our board of directors is responsible for the management of our business. Our by-laws (estatutos sociales) provide that the board of directors will consist of the number of directors and alternate directors elected by our shareholders at the annual ordinary general meeting, each of whom is elected for a term of one year.

     Pursuant to our by-laws, alternate directors are appointed by our shareholders to serve on the board of directors in place of directors who are unable to attend meetings. If a member of our board is absent from a meeting, one of our alternate directors is called to serve as a director for such meeting in the order provided by the shareholders. If the shareholders do not provide an order, the alternate director is chosen by the board. Even when alternate directors are not substituting for a director, they are invited to attend all board meetings.

     Our board of directors includes 10 directors, of whom four are independent directors, and 10 alternate directors.

     Our executive officers are appointed by the board of directors and serve until their successors have been appointed and take office.

     The table below sets forth the members of our board of directors and our executive officers:

   Name                                     Current Title                                    Since
   ----                                     -------------                                    -----
Directors:
Miguel Rincon                       Chairman of the Board and Chief Executive Officer        1982
Jose Antonio Rincon                 Vice-Chairman and Chief Operating Officer                1982
Mayela Rincon de Velasco            Vice-President and Chief Financial Officer               1982
Jesus Rincon                        Director                                                 1998
Wilfrido Rincon                     Director                                                 1999
Ignacio Rincon                      Director                                                 1999
Angel Del Palacio*                  Director                                                 2001
Alfonso Fernandez De Castro*        Director                                                 2001
Buenaventura G. Saravia*            Director                                                 2001
Roberto Isaac Hernandez*            Director                                                 2001

Alternate Directors:

Prudencio Calderon                  Alternate Director                                       2001
                                    and U.S. Managing Director                               1997
Jesus Romo Carrasco                 Alternate Director                                       2001
                                    and Controller                                           1988
Martin Rincon Arredondo             Alternate Director                                       2001
                                    and Commercial Manager-Grupo Pipsamex                    1999
Arturo Diaz Medina                  Alternate Director                                       2001
                                    and Financial Manager                                    1998
Gustavo Peyro Medina                Alternate Director                                       2001
                                    and Audit and IT Manager                                 1996

----------
* Independent Directors

Raul Catano A.               Alternate Director                                2001
                             and General Manager-Titan Central Division        1993
Victor Manuel Sanchez        Alternate Director                                2001
                             and Financial Manager-Titan Group                 1993
Juan Montufar C.             Alternate Director                                2001
                             General Manager-Industrias Centauro               1995
Javier Bermea G.             Alternate Director                                2001
                             General Manager-Titan North Division              1993
Ignacio Parra Rivera         Alternate Director                                2001
                             and General Manager-Titan West Division           2001
Executive Officers:

Gustavo Peyro Medina         Audit and IT Manager                              1996
Arturo Diaz Medina           Financial Manager                                 1998
Jesus Romo Carrasco          Controller                                        1988
Gabriel Villegas             Secretary of the Board and General Counsel        1987

     Miguel Rincon, Jose A. Rincon, Jesus Rincon, Ignacio Rincon, Wilfrido Rincon, Mayela Rincon de Velasco and Martin Rincon are siblings.

     Miguel Rincon has been Chairman of the Board and Chief Executive Officer of our company since 1982. He has been an active member of a number of organizations in Mexico related to our industry, such as the National Chamber for the Pulp and Paper Industry, the Por Mexico Group, an association of business leaders from all sectors, and the National Commission on Commercial Agriculture (Comision Nacional Agropecuaria y Comercial). He currently serves on a number of corporate boards in the United States and Mexico, including Banamex, one of the largest Mexican banks, and Banco JPMorgan Chase, S.A.

     Jose Antonio Rincon has been Vice-Chairman and Chief Operating Officer of our company since 1982. Since 1988, he has been a member of the National Chamber for the Pulp and Paper Industry and is currently the President. From 1990 to 1998, he served as director of Banco Santander, S.A.

     Mayela Rincon de Velasco has been Vice-President and Chief Financial Officer of our company since 1982. From 1987 to 1994, she worked as a professor of international finance in the Durango State University (Universidad Juarez del Estado de Durango). She is a member of the Association of Public Accountants (Colegio de Contadores Publicos). She is also a member of the philanthropic board of the General Hospital of Durango (Hospital General de Durango).

     Jesus Rincon has been a director of our company since 1987. Since 1997, he has worked as the general manager of Porteadores de Durango as well as the general manager of Ponderosa. From 1995 to 1997, he served as the development manager of our company. He is an active member of the National Association of Particleboard Manufacturers and the Forest Industry Association.

     Wilfrido Rincon has been a director of our company since 1987. Since 1998, he has been the general manager of the paper division of Pamex. From 1997 to 1998, he served as general manager of Ponderosa. From 1994 to 1996 he worked as development manager of our company. He also serves as president of the National Chamber of the Forestry Industry and vice-president of National Chamber for the Pulp and Paper Industry. He is an active member of the National Council for Forestry (Consejo Consultivo Forestal Nacional).

     Ignacio Rincon has been a director of our company since 1987. Since 1999, he has been the general manager of Empresas Titan. From 1998 to 1999, he worked as the marketing manager of Empresas Titan. From 1994 to 1997, he worked as the planning manager of our company. He is currently an active member of the Association of Technicians in Pulp and Paper (Asociacion de Tecnicos de la Celulosa y del Papel).

     Gustavo Peyro Medina was Manager of the Controller and Audit Department of our company from 1992 to 1999. He has also been Audit and IT manager of our company since 1996. From 1985 to 1989 he was professor at Durango State University (Universidad Juarez del Estado de Durango). Since 1983 he has been an active member of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos) and also of the Association of Public Accountants (Colegio de Contadores Publicos). He is an active member of the Institute of Internal Auditors, Inc.

     Arturo Diaz Medina has been the Finance and Planning Managing Director of our company since 1998. He had been involved in other finance and operation positions from 1994 to 1998 in two of our paper mills. Prior to joining our company he was head of the finance and commercial areas of an auto parts company based in Durango, Mexico. Since 1990 he has been an active member of the Association of Public Accountants (Colegio de Contadores Publicos).

     Jesus Romo has been the Controller of our company since 1998. He is a professor of accounting and statistics at Durango State University (Universidad Juarez del Estado de Durango). Since 1978 he has been an active member of the Association of Public Accountants (Colegio de Contadores Publicos). He has an MBA from the Monterrey Institute of Technology (ITESM). He is currently a professor of accounting and statistics at Durango State University (Universidad Juarez del Estado de Durango).

     Gabriel Villegas has been Secretary of the Board and Legal Counsel of our company since 1987. As Legal Counsel he was involved in corporate and labor matters of our company. In 1993 he was appointed General Counsel and has participated in every share or asset acquisition made by us, in the issuance of shares and debt both in Mexico and in the United States, and in the preparation and execution of financial and other material agreements. He served as member of the Legal Committee of the National Chamber for the Pulp and Paper Industry.

Independent Members of the Board

     Alfonso Fernandez de Castro is one of the most experienced entrepreneurs in the Mexican Forest Industry. He is the founder and General Manager of Grupo Forestal Alfa, one of the principal companies in the Mexican forest industry.

     Buenaventura G. Saravia is a cattle breed entrepreneur and the General Manager of Empresas la Punta, one of the principal exporters of cattle from Mexico to the United States. He has a bachelors degree in business from the Monterrey Institute of Technology (ITESM).

     Angel Del Palacio is a services sector entrepreneur and the General Manager of several automobile dealerships in the north of Mexico. He has a bachelors degree in business and an MBA from the Monterrey Institute of Technology (ITESM).

     Roberto Isaac Hernandez is a services sector entrepreneur and the General Manager of a chain of gas stations and supermarkets in the north of Mexico. He has a bachelors degree in economics from the Monterrey Institute of Technology (ITESM) and an MBA from the Notre Dame University in France.

Statutory Auditor

     Under our by-laws in accordance with Mexican law, our annual shareholders' meeting has to elect at least one statutory auditor (comisario) and a corresponding alternate statutory auditor. The primary role of a statutory auditor is to report to our shareholders at the annual ordinary general meeting of shareholders regarding the accuracy of the financial information presented to our shareholders by our board of directors. Subject to terms and conditions, a statutory auditor is also authorized (i) to call ordinary or extraordinary general meetings, (ii) to place items on the agenda for meetings of shareholders or our board of directors, (iii) to attend meetings of shareholders and of our board of directors and (iv) generally to inspect the affairs of the company. Since 2000, the statutory auditor has been Raul Guerra Rodriguez and the alternate statutory auditor is Carlos Orozco Renteria.

Compensation of Directors and Officers

     Directors receive no compensation in their capacity as directors and there are no service contracts providing for benefits upon termination of employment of any of our directors. The aggregate amount of compensation paid by us to our officers during 2001 was Ps 15.0 million. In 2002, we expect that the aggregate amount of compensation paid to this group will total approximately Ps
15.8 million.

     Each subsidiary pays performance-based cash bonuses to its management. The amount of the bonus is determined by a formula which weighs various factors, including the performance of the operating subsidiary measured in terms of earnings, market share and sales volume targets and the individual performance of the manager. The bonus varies for each manager depending on the above factors.

     We have established a bonus plan for the key management of the company and its subsidiaries. For this purpose, a trust controlled by members of the Rincon family was established in 1994 to purchase 100,000 of our Series A shares, representing approximately 0.1% of the total number of our Series A shares outstanding. In 1995 and 1997, some individuals received a share-based bonus of our Series A shares pursuant to this plan. After five years, each individual can elect to retain the shares or can exercise the option to sell the shares in the open market. The holders of our 1995 assignment of shares under this plan elected to retain 8,775 shares and to sell 41,216 shares. The holders of the 15,572 shares that we assigned in 1997 under this plan will make their election this year. The exercise price will be the higher of the book value of the shares or the market price of the shares at the time the options are exercised. The other terms of the options will be established by the controlling committee of the trust at the time the options are exercised.

Audit Committee

     The audit committee recommends the external auditors of the company to our board of directors, suggests the terms and conditions of the auditors' service, supervises the auditors' work, acts as intermediate between our board of directors and the auditors, guaranties the independence of the auditors, reviews the working plan, communications and audit reports and informs our board of directors of its results, submits to our board of directors the financial information basis, reviews such financial information and its issuance process, contributes in the determination of the general outline of the internal control system and evaluates its effectiveness, supports our board of directors in the evaluation and coordination of the annual internal audit programs, coordinates the internal, external and statutory auditing work, and verifies the compliance with such statutes and regulations as are applicable to the company.

     The audit committee acts and adopts any resolution by majority vote. In case of conflict of interest, the members with conflicts do not participate. The committee has such powers specifically granted by the shareholders and participates in such studies, advisement, and additional matters submitted to it by our board of directors.

     The audit committee informs the board of directors of its activities at least twice a year or at any other time that the audit committee deems appropriate or becomes aware of any acts or facts material to the company.

     The audit committee does not delegate any of its powers to anyone, but may request advice from experts to adequately resolve such matters submitted to it and, additionally, the president of the audit committee may invite such experts and officers involved with the audit committee's activities.

     The audit committee members are Alfonso Fernandez de Castro, Roberto Isaac
H. and Mayela Rincon de Velasco.

Remuneration Committee

     The remuneration committee recommends designations of our director general and principal officers, suggests evaluation criteria in accordance with the general outlines of our board of directors and analyzes and submits to our board of directors the structures and remuneration of our principal officers.

     The remuneration committee acts and adopts any resolution by majority vote. In case of conflict of interest, the members with conflicts do not participate. The committee has such powers specifically granted by the shareholders and participates in such studies, advisement, and additional matters submitted to it by our board of directors.

     The remuneration committee informs the board of directors of its activities at least twice a year or at any other time that the remuneration committee deems appropriate or becomes aware of any acts or facts material to the company.

     The remuneration committee does not delegate any of its powers to anyone, but may request advice from experts to resolve adequately such matters submitted to the remuneration committee and, additionally, the president of the remuneration committee may invite such experts and officers involved with the remuneration committee's activities.

     The remuneration committee members are Angel del Palacio E., Buenaventura
G. Saravia and Mayela Rincon de Velasco.

Our Employees

     At December 31, 2001, we had approximately 9,715 employees (8,478 in Mexico and 1,237 in the United States) and approximately 65% of our work force was unionized. We have not experienced any work stoppages in our facilities or those of our subsidiaries, other than a strike at our Atenquique mill which lasted nine days in July 1998 and which was resolved by contract renegotiations. We currently have good relations with our employees at all our facilities.

     On April 26, 2001, we temporarily shut down one of the Pamex mills in Atenquique. We took this step in order to modify the plant's expensive and non-productive labor contract which had caused us to have twice the labor cost per ton at that plant than at our other similar linerboard mills in Mexico. We successfully renegotiated the union agreement and restarted the mill during the fourth quarter of 2001.

     The table below shows the number of our employees in Mexico and the United States in each of the past three years:

                                                Year Ended December 31,
                                               -------------------------
                                                1999     2000      2001
                                               ------   ------    ------
           Mexico (1) .......................   9,654    9,526     8,478
           United States ....................   1,969    1,894     1,237
                                               ------   ------    ------
           Total ............................  11,623   11,420     9,715
                                               ======   ======    ======

----------
(1) Includes 1,308, 1,106 and 1,580 temporary employees in the years ended December 31, 1999, 2000 and 2001, respectively.

Item 7.  Major Shareholders and Related Party Transactions.

General

     We have a single class of common stock, represented by the Series A Shares. The shareholders who are presently part of our management (the "Management Shareholders") currently own, directly, and indirectly through their ownership in Administradora Corporativa y Mercantil, approximately 92.8% of the issued and outstanding Series A Shares and have the power to elect substantially all directors and control the Company. In early 2001, the Management Shareholders voted to elect ten directors of which four are independent directors and ten alternate directors. The election of these directors was ratified in 2002.

     Our total authorized and issued share capital as of December 31, 2001 consisted of Ps 1,412.2 million. Currently, we have authorized and issued 94,072,122 Series A shares, with no par value and having one vote per share.

The following table sets forth current information with respect to the beneficial ownership of our common stock as of June 10, 2002 by:

     . each person known by us to beneficially own more than 5%, in the aggregate, of the outstanding shares of our common stock; and

     .    all board members and executive officers as a group.

                                                                                  Amount and
                                                                                  Nature of              Percentage
Beneficial Owner                                                              Beneficial Ownership   of Outstanding Stock
----------------                                                              --------------------   --------------------
Miguel Rincon                                                                      25,289,940               26.9%
Jose Antonio Rincon                                                                14,452,281               15.4%
Jesus Rincon                                                                       14,450,462               15.4%
Wilfrido Rincon                                                                     6,503,148                6.9%
Ignacio Rincon                                                                      6,503,148                6.9%
Martin Rincon                                                                       5,058,223                5.4%
Administradora Corporativa y Mercantil, S.A. de C.V. (ACM) (1)                     15,068,000               16.1%
Total of members of board of directors and executive officers as a group           87,325,202               92.8%

--------
(1) ACM is owned 100% by the Rincon family.

Related Party Transactions

     GIDUSA merged with CODUSA on October 8, 2001. Prior to the GIDUSA merger, CODUSA owned Grupo Pipsamex and Durango Paper Company, as well as 59% of the outstanding stock of GIDUSA and the Rincon family, as a group, owned all of CODUSA's issued and outstanding equity interests and, directly and indirectly, owned 87% of the capital stock of GIDUSA. In connection with the Merger, each of the outstanding shares of our Series A Common Stock owned by CODUSA were canceled and we issued an aggregate of 72,257,202 shares of our Series A Common Stock to the members of the Rincon family as consideration for their equity interests in CODUSA. Following the GIDUSA merger, we have 94,072,122 outstanding shares of capital stock and the Rincon family owns, directly and indirectly, 92.8% of the company.

     The valuations of GIDUSA and CODUSA were calculated based on a 5.1 times the estimated operating income plus depreciation and amortization of each company. As of June 30, 2001, GIDUSA's total consolidated assets were Ps 12,138.7 million and for the last four fiscal quarters prior to the GIDUSA merger, GIDUSA's consolidated net sales were Ps 5,655.1 million, GIDUSA's consolidated net income was Ps 924.0 million and GIDUSA's consolidated operating income plus depreciation and amortization was Ps 1,271.7 million. As of June 30, 2001, the total consolidated assets of CODUSA (which include those of GIDUSA) were Ps 20,187.7 million, and for the last four fiscal quarters prior to the GIDUSA merger, CODUSA's consolidated net sales were Ps 10,772.8 million, CODUSA's consolidated net income was 1,799.9 million and CODUSA's consolidated operating income plus depreciation and amortization was 1,681.3 million.

     From time to time, we enter into arm's length transactions with Lineas Aereas Ejecutivas de Durango, S.A. de C.V. and Administradora Corporativa y Mercantil, S.A. de C.V., both owned and controlled by the Rincon family, which are not considered as material transactions.

Item 8.  Financial Information.

     See Item 18. Financial Statements.

Legal Proceedings

     We are party to various legal proceedings in the ordinary course of our business. We do not expect any proceeding, if determined adversely against us, individually or in the aggregate, to have a material adverse effect on the results of our operations or on our financial condition.

Dividend Policy

     We do not intend to pay dividends on our capital stock, including the Series A Shares. We have not paid any dividends in the past five years. The declaration, amount and payment of dividends are determined by a majority vote of the shareholders, including holders of the Series A Shares, at our annual ordinary shareholders' meeting, generally on the recommendation of the board of directors, and will depend on our results of operations, financial condition, cash requirements, the ability of our subsidiaries to pay cash dividends to us, future prospects and other factors deemed relevant by our shareholders. Our ability to declare and pay dividends is presently restricted under the terms of our long-term notes, which mature in 2003, 2006 and 2008.

Significant Changes

     No significant change has occurred since the date of the audited consolidated financial statements included in the annual report.

Item 9.  The Offer and Listing.

     The Series A Shares are listed on the Mexican Stock Exchange. Since July 21, 1994, our American Depositary Shares ("ADSs") have been listed on the New York Stock Exchange. The ADSs are issued by The Bank of New York, as depositary (the "Depositary"). Each ADS represents two CPOs issued by NAFIN as trustee (the "CPO Trustee") for a Mexican trust (the "CPO Trust"). Each CPO represents a financial interest in one Series A Share held in the CPO Trust. The ADSs are also quoted through the Stock Exchange Automated Quotation System ("SEAQ International") of the London Stock Exchange.

     It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. persons.

Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operation in the early 1900s and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation, the shares of which are held by 27 brokerage firms. The firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated system called "Sistema Electronico de Negociacion de Transacciones, Registro y Asignacion" (Electronic Exchange System for Registered or Assigned Transactions, or "SENTRA"), between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Trades in securities listed on the Mexican Stock Exchange may, subject to certain requirements, also be effected off the Mexican Stock Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Mexican Stock Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. Under current regulations, such suspension procedures do not apply to securities, such as the Series A Shares, that are directly or indirectly (for example, through ADSs) quoted on a stock exchange or market quotation system outside Mexico.

     Settlement takes place two business days after a transaction involving the purchase or sale of shares is completed on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the National Banking and Securities Commission of Mexico (Comision Nacional Bancaria y de Valores), or CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores ("Indeval"), a privately-owned central securities depositary that acts as a clearinghouse, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, thereby eliminating the need for physical transfer of securities.

     The Mexican Stock Exchange is one of Latin America's two largest exchanges by market capitalization, but it remains relatively small and illiquid compared to major world markets. In December 2001, the five largest traded equity issues (measured by market capitalization) represented approximately 40% of the total value of equity issues traded on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by approximately 46 institutional investors. There is no formal over-the-counter market for securities in Mexico.

     Holders of ADSs have no voting rights with respect to the underlying CPOs or Series A Shares. Voting rights with respect to the Series A Shares held in the CPO Trust will be exercised by the CPO Trustee, which is required to vote the underlying Series A Shares in the same manner as the majority of the Series A Shares that are not so held and that are voted at the relevant shareholders' meeting.

     Our ADSs were listed on the New York Stock Exchange on July 21, 1994. The following table sets forth the annual high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for our five most recent financial years:

                                                High           Low
                                                ----           ---

                1997                          Ps 69.00    Ps 51.20
                1998                             30.00       22.00
                1999                             58.00       38.00
                2000                             48.00       31.00
                2001                             24.00       24.00

     The following table shows the annual high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for our five most recent financial years:

                                                High            Low
                                                ----            ---

                1997                          US$17.750   US$12.000
                1998                              5.500       4.060
                1999                             11.875       7.000
                2000                              6.063       5.938
                2001                               5.55        5.15

     The following table sets forth the quarterly high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for our two most recent full financial years and for the first quarter of 2002:

                                                High           Low
                                                ----           ---

                2000

                 First Quarter                Ps 60.00    Ps 47.00
                 Second Quarter                  51.00       38.00
                 Third Quarter                   48.00       33.00
                 Fourth Quarter                  48.00       31.00

                2001

                 First Quarter                   50.00       29.00
                 Second Quarter                  24.00       24.00
                 Third Quarter                   26.25       26.25
                 Fourth Quarter                  24.00       24.00

                2002

                 First Quarter                   24.00       24.00

     The following table shows the quarterly high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for our two most recent full financial years and for the first quarter of 2002:

                                                        High              Low
                                                        ----              ---
                              2000

                              First Quarter        US$13.250         US$9.250
                              Second Quarter           9.500            9.375
                              Third Quarter            6.875            6.750
                              Fourth Quarter           6.063            5.938

                              2001

                              First Quarter            6.203            6.109
                              Second Quarter           6.200            4.670
                              Third Quarter            5.500            5.050
                              Fourth Quarter           5.700            5.100

                              2002

                              First Quarter            5.350            5.160

     The following table sets forth the monthly high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for the most recent six months:

                                                        High              Low
                                                        ----              ---

                              May 2002              Ps 19.50         Ps 19.50
                              April 2002               24.00            24.00
                              March 2002               23.50            23.50
                              February 2002            24.00            24.00
                              January 2002             24.00            24.00
                              December 2001            24.00            24.00

     The following table shows the monthly high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for the most recent six months:

                                                        High              Low
                                                        ----              ---

                              May 2002               US$5.15          US$3.85
                              April 2002                5.23             5.06
                              March 2002                5.35             5.16
                              February 2002             5.33             5.20
                              January 2002              5.32             5.13
                              December 2001             5.55             5.15


Item 10. Additional Information.

Limitations Affecting ADS Holders

     Holders of ADSs and CPOs have no voting rights with respect to the underlying Series A Shares. Voting rights with respect to the Series A Shares held in the CPO Trust are exercised by the CPO Trustee, which is required to vote the underlying Series A Shares in the same manner as the majority of the Series A Shares that are not so held and that are voted at the relevant meeting.

     Mexican law places certain restrictions on non-Mexican ownership of the common stock of Mexican companies. Our by-laws prohibit ownership of Series A Shares by foreign investors. Any acquisition of Series A Shares in violation of such provision would be null and void under Mexican law and such Series A Shares would be canceled and our share capital accordingly reduced. Non-Mexican nationals may, however, hold financial interests in shares through the CPOs issued under the CPO Trust.

     Whenever a shareholders' meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw from the Company and receive an amount equal to the book value of its shares (in accordance with our latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved. Because the CPO Trustee is required to vote the Series A Shares held in the CPO Trust in the same manner as the holders of a majority of the Series A Shares that are not held in the CPO Trust and that are voted at the relevant meeting, appraisal rights will not be available to holders of CPOs or ADSs.

Exchange Controls

     The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or other currencies, and vice versa. However, prior to 1991 some forms of exchange control were in effect, and there can be no assurance that the Mexican government will not reinstate a restrictive exchange control policy in the future. The imposition of such a policy in the future might impair our ability to obtain or transfer U.S. Dollars in respect of any interest and principal payments due on our indebtedness, and it could also have a material adverse effect on our business and financial condition.


Mexican Income Taxation

     The following is a description of the material Mexican income tax consequences of the purchasing, owning and disposing of Series A Shares, ADSs, CPOs, 2006 notes and 2008 notes. The tax treatment of a holder of the Series A Shares, the Series A Shares represented by ADSs and CPOs, the 2006 notes or the 2008 notes may vary depending upon the particular situation of the holder.

     The following summary of the principal consequences under Mexican law, as currently in effect, and of the Treaty (defined below) is limited to an investment in Series A Shares, CPOs, ADSs, 2006 notes or 2008 notes by a holder who is not a resident of Mexico and who will not hold Series A Shares, CPOs, ADSs, 2006 notes or 2008 notes or a beneficial interest therein in connection with a permanent establishment (establecimiento permanente) in Mexico, or a Foreign Holder. For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary requirements to be considered a Mexican resident for tax purposes as described below is deemed to be a Foreign Holder. For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her home in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if (i) it was incorporated under Mexican law, or (ii) it has its main management or its principal administrative office located in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment of a non-resident will be required to pay taxes in Mexico with respect to income attributable to such permanent establishment in accordance with applicable law.

     This summary is based upon the federal tax laws, regulations and treaty obligations of Mexico as in effect on the date of this annual report, which are subject to change. Such tax laws, their regulations and treaty obligations of Mexico are also subject to various interpretations, and the Ministry of Finance and Public Credit or the Mexican competent courts could later disagree with the explanations or conclusions set out below. The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico. Prospective purchasers of Series A Shares, CPOs, ADSs, 2006 notes or 2008 notes are urged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of Series A Shares, Series A Shares represented by ADSs and CPOs, 2006 notes or 2008 notes including, in particular, the effect of any foreign, state or local tax laws.

     The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Income Taxes and accompanying protocol (the "Treaty") that generally became effective on January 1, 1994. In general, the Treaty does not have adverse effects on holders of ADSs, Series A Shares, CPOs, 2006 notes or 2008 notes.

     The United States and Mexico have also entered into an agreement that regulates the exchange of information regarding tax matters.

Series A Shares, ADSs, CPOs

Taxation of Dividends

     Under Mexico's Income Tax Law, or the Income Tax Law, dividends, either in cash or in kind, paid with respect to Series A Shares underlying the CPOs and ADSs to a Foreign Holder will not be subject to any withholding tax.

     On the other hand, Mexican companies paying dividends with profits that have not yet been subject to the corporate income tax, are obligated to pay a tax of 35% of the amount resulting from the increase to the amount of the dividend multiplied by a factor of 1.5385, as if the distributed profits would have been a profit after the payment of the tax. Such tax rate will decrease 1% in each of the subsequent years of 2003, 2004 and 2005, to a minimum rate of 32%, while the applicable factor will be 1.5152 during 2003, 1.4925 during 2004 and 1.4706 as of 2005.

     However, Mexican companies will not be subject to any income tax in addition to the corporate tax as long as the amount maintained in its after tax profits account (cuenta de utilidad fiscal neta, or CUFIN) exceeds or equals the dividend payment to be made.

     In addition, up to December 31, 2001, Mexican companies were authorized to defer a portion of their taxes, case in which a company was obligated to maintain a reinvested after tax profits account (cuenta de utilidad fiscal neta reinvertida, or CUFINRE). In this regard, companies that had elected to defer their income taxes are required to pay such deferred taxes when distributing their profits that were partially taxed; therefore, any dividend coming from their CUFINRE balances will be taxed by applying a rate of 3% (in case those profits were obtained during 1999) or of 5% (in case those profits were obtained during 2000 and 2001) to the amount of distributed dividends already grossed-up by the 1.5385 factor.

     Mexican companies that maintain a CUFINRE account set up under the provisions in full force and effect during the tax years prior to 2002, must first exhaust the balance in their CUFINRE account before they can utilize CUFIN balances.

Disposition of Series A Shares, ADSs and CPOs

     The sale or other disposition of shares or securities that represent the ownership of assets by nonresidents are subject to income taxation in Mexico as long as (i) they are issued by a Mexican resident, or (ii) the accounting value of said shares or securities comes, in more than 50%, from immovable property located in Mexico.

     However, deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican taxation. The sale or other disposition of ADSs by a Foreign Holder will not be subject to Mexican tax.

     The sale or other disposition of Series A Shares or CPOs by a Foreign Holder will be:

     . Subject to Mexican income tax assessed at the rate of 25% on the total amount of the transaction, without any deduction. The purchaser of Series A Shares is obligated to withhold the tax only if he is a Mexican resident or has a permanent establishment in Mexico; in any other cases, the Foreign Holder will be obligated to pay the tax directly to the Mexican tax authorities; or

     . Subject to Mexican income tax assessed at the optional rate of 35% on the gains obtained (if any) as long as the Foreign Holder (i) has a representative in Mexico that meets certain requirements, and is appointed before the actual sale or disposition takes place, (ii) is not a resident of a country considered as a tax haven or of a country with territorial taxation system in terms of the provisions of the Income Tax Law, and (iii) files an audited opinion of the transaction prepared by a public accountant "authorized" for such purposes with the Mexican Ministry of Finance and Public Credit. In this case, the Foreign Holder will be obligated to pay the tax through the appointed representative to the Mexican tax authorities. Such tax rate will decrease 1% in each of the subsequent years of 2003, 2004 and 2005, to a minimum rate of 32%; or

     . Exempt from Mexican income tax as long as (i) the transaction is carried out through the Mexican Stock Exchange, (ii) the Foreign Holder is an individual, and (iii) the income from the sale or other disposition would have been exempt if obtained by a Mexican resident individual; or

     . Exempt from Mexican income tax as long as (i) the transaction is carried out through the Mexican Stock Exchange, (ii) the Foreign Holder is a legal entity, and (iii) the income from the sale or other disposition would have been exempt if obtained by a Mexican resident individual. This exemption is granted by general administrative rules issued by the Ministry of Finance and Public Credit (Resolucion Miscelanea Fiscal para 2002), in full force and effect up to February 28, 2003. If this exemption ceases to be applicable because of expiration or modification (which may occur at any point in time without retroactive effects), then this sale or disposition will be taxed (i) at the rate of 5% on the total transaction amount, without any deduction, or (ii) at the optional rate of 20% on the gains; in either case, the financial intermediary will be obligated to withhold the tax.

     However, under the Treaty, a Foreign Holder that is eligible to claim the benefits of the Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Series A Shares or CPOs, so long as such Foreign Holder did not own, directly or indirectly, 25% or more of the outstanding shares of the Company (including those represented by ADSs) within the 12-month period preceding such sale or other disposition.

Estate and Gift Taxes

     A Foreign Holder will not be liable in Mexico for estate, gift, inheritance or similar taxes with respect to its holdings of Series A Shares, CPOs or ADSs; provided, however, that gifts or any gratuitous transfers of Series A Shares or CPOs may in certain circumstances result in the imposition of a Mexican federal income tax upon the recipient. There are no Mexican stamp, issue, registration or similar taxes payable by a Foreign Holder with respect to the Series A Shares, CPOs or ADSs.

2006 Notes and 2008 Notes

Taxation of Interest

     Under the Income Tax Law, payments of interest made by the company in respect of the 2006 notes or the 2008 notes will be subject to Mexican withholding taxes assessed at the following rates:

     .    4.9% if such payments are made to Foreign Holders to the extent that
          (i) the 2006 notes or the 2008 notes were placed through banks or brokerage houses in a country with which Mexico has in force a treaty for the avoidance of double taxation (which currently includes the United States of America); (ii) the 2006 notes or the 2008 notes are registered with the special section (seccion especial) of the National Registry of Securities (Registro Nacional de Valores) or NSR, maintained by the CNBV; (iii) the regulations issued by the Ministry of Finance and Public Credit regarding information requirements are complied with; and (iv) the effective beneficiaries, whether acting directly or indirectly, jointly with related parties or severally, receiving more than 5% of interest paid under the 2006 notes or the 2008 notes are not (x) shareholders of the company holding 10% or more of the company's voting stock, directly or indirectly, jointly with related parties or severally or (y) corporations or other entities, 20% or more of the stock of which is owned, directly or indirectly, jointly or severally, by persons related to the company; or

     . 10% if such payments are made to Foreign Holders and the 2006 notes or the 2008 notes were registered with the Special Section of the NSR and placed through banks or brokerage houses (i) in a country with which Mexico has a treaty for the avoidance of double taxation but the company does not comply with the regulations issued by the Ministry of Finance and Public Credit regarding information requirements or (ii) in a country with which Mexico does not have a treaty for the avoidance of double taxation; or

     . 35% if (i) the 2006 notes or the 2008 notes were not registered with the Special Section of the NSR; or (ii) are not placed through banks or brokerage houses; or (iii) in any event, if more than a 5% of the aggregate amount of interest paid under the Notes is made to any of the related parties to the company described in paragraphs (x) or (y) of item above. Such rate will decrease 1% in each of the subsequent years of 2003, 2004 and 2005, to a minimum rate of 32%.

     Payments of interest on the 2006 notes or the 2008 notes are expected to be subject to a 4.9% withholding tax since the conditions specified above are expected to be satisfied. If those conditions are not satisfied or would cease to be satisfied, withholding taxes may be higher.

     The company has agreed, subject to exceptions, to pay any additional amounts as may be necessary so that after making all required deductions or withholdings, including those applicable to additional sums payable under this provision, the net amount received by holders or other beneficial owners of the 2006 notes or the 2008 notes will not be less than the amounts as would have been received by them had no such withholding or deduction been required in respect of withholding taxes that may apply in connection with interest payments on the 2006 notes or the 2008 notes.

     Payments of interest made by the company with respect to the 2006 notes or the 2008 notes to non-resident pension or retirement funds will be exempt from Mexican taxes, provided that any such fund (i) is duly organized pursuant to the laws of its country of origin, (ii) is the beneficial owner of the interest payments, (iii) is exempt from income tax in such country, and (iv) is registered with the Ministry of Finance and Public Credit for that purpose.

Taxation of Principal

     Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payment of principal made by the company with respect to the 2006 notes or the 2008 notes.

Taxation on Dispositions

     Capital gains resulting from the sale or other disposition of the 2006 notes or the 2008 notes by a Foreign Holder are not taxable in Mexico. However, the purchase of the 2006 notes or the 2008 notes by a Foreign Holder below par value may be subject to Mexican taxes at a rate of 10% assessed on the difference between such par value (plus any accrued benefits that have not been subject to Mexican withholding taxes) and the purchase price paid for the 2006 notes or the 2008 notes.

Transfer Taxes, etc.

     A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings, nor will it be liable for Mexican stamp, registration or similar taxes. United States Federal Income Taxation

     The following is a description of the material U.S. federal income tax consequences of owning and disposing of Series A Shares, ADSs, 2006 notes or 2008 notes. This description addresses only the United States federal income tax considerations of holders that will hold Series A Shares, ADSs, 2006 note or 2008 notes as capital assets. This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations (proposed and final) issued under the Code, and administrative and judicial interpretations of the Code and regulations, each as in effect and available as of the date of this annual report.

     These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of the Series A Shares, ADSs, 2006 notes or 2008 notes, as the case may be. These income tax laws and regulations are also subject to various interpretations, and the U.S. Internal Revenue Service (the "IRS") or the U.S. courts could later disagree with the explanations or conclusions set out below.

     This description does not address all of the tax consequences that may be relevant to a holder. This description does not address, except as stated below, any of the tax consequences to:

     . holders that may be subject to special tax treatment, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, grantor trusts or dealers or traders in securities or currencies,

     . persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar, and

     . persons that will hold Series A Shares, ADSs, 2006 notes or 2008 notes as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction for U.S. federal income tax purposes.

     For purposes of this description, a U.S. Holder is a beneficial owner of Series A Shares, ADSs, 2006 notes or 2008 notes who for U.S. federal income tax purposes is:

     . a citizen or resident of the United States, including some former citizens or residents of the United States;

     . a corporation or partnership created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

     . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     . a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

     In general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes. A partner of a partnership, member in a limited liability company that is treated as a partnership for U.S. federal income tax purposes, and other owners of a pass-through entity that holds Series A Shares, ADSs, 2006 or 2008 notes should consult its own tax advisor as to such consequences.

     A non-U.S. Holder is a beneficial owner of the Series A Shares, ADSs, 2006 or 2008 notes, other than a U.S. Holder.

ADSs

     This description is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The United States Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the sourcing rules described below for United States foreign tax credit purposes could be affected by future actions that may be taken by the United States Treasury Department.

     This description does not address, except as stated below, any of the tax consequences to persons that received Series A Shares or ADSs as compensation for the performance of services, persons that will hold Series A Shares or ADSs or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of the Company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Series A Shares or ADSs.

Ownership of ADSs in General

     For United States federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Series A Shares represented by such ADSs.

Distributions

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," the gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of Series A Shares distributed pro rata to all shareholders of the Company, including holders of
ADSs) with respect to Series A Shares or ADSs, before reduction for any Mexican taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution by the company exceeds the company's current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the Series A Shares or ADSs and thereafter as capital gain. The company does not maintain calculations of the company's earnings and profits under United States federal income tax principles.

     Any such dividend paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the U.S. Dollar value of the Pesos on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Dividends received by a U.S. Holder with respect to Series A Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the company generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income."

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder of Series A Shares or ADSs generally will not be subject to United States federal income or withholding tax on dividends received on Series A Shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange of Series A Shares or ADSs

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize gain or loss on the sale or exchange of Series A Shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the Series A Shares or ADSs. Such gain or loss generally will be capital gain or loss. Currently, in the case of a noncorporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such U.S. Holder's holding period for such Series A Shares or ADSs exceeds one year and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of Series A Shares to a U.S. Holder will be the U.S. Dollar value of any Peso-denominated purchase price determined on the date of purchase. If the Series A Shares are treated as traded on an "established securities market," a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such Series A Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. Dollars to Pesos and the immediate use of that currency to purchase Series A Shares generally will not result in taxable gain or loss for a U.S. Holder.

     With respect to the sale or exchange of Series A Shares, the amount realized generally will be the U.S. Dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Series A Shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder of Series A Shares or ADSs generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such Series A Shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

     A Non-United States corporation will be classified as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

     Based on certain estimates of the company's gross income and gross assets and the nature of the company's business, the company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2002. The company's status in future years will depend on the company's assets and activities in those years. The company has no reason to believe that its assets or activities will change in a manner that would cause the company to be classified as a PFIC. If the company were a PFIC, a U.S. Holder of Series A Shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Series A Shares or ADSs.

     If the company were a PFIC, a U.S. Holder of Series A Shares or ADSs could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Series A Shares or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if the company were treated as a PFIC.

2006 notes and 2008 notes

     With respect to holders of 2006 notes or 2008 notes, the following discussion does not address the tax consequences to purchasers of notes that acquire such notes at a bond premium or market discount in relation to the initial issuance price of the 2006 notes or the 2008 notes.

Interest

     Interest paid on the 2006 notes and 2008 notes, including any additional amounts and any generally contingent interest, that is qualified stated interest (as defined below) will be includible in a U.S. Holder's gross income as ordinary interest income in accordance with the U.S. Holder's usual method of tax accounting for U.S. federal income tax purposes. Qualified stated interest is stated interest that is unconditionally payable at least annually at a fixed rate over the entire term of the applicable note. Notwithstanding the foregoing, any U.S. Holder (whether a cash or accrual method taxpayer) of a 2006 note or 2008 note with "original issue discount" exceeding a certain de minimus amount will be required to include all original issue discount in income as it accrues, in advance of some or all related cash payments. The amount of original issue discount on a note is the excess of the stated redemption price at maturity over its issue price. Generally, the issue price of each 2006 note and 2008 note will be the first price at which a substantial amount of such series of notes is issued for money (other than sales to bond house, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). A note's stated redemption price at maturity is the sum of all payments provided by the applicable note other than the qualified stated interest. The amount of income taxable to a U.S. Holder will include the amount of all Mexican taxes withheld by the comapny in respect thereof. Thus, a U.S. Holder may be required to report income attributable to the 2006 notes and 2008 notes in an amount greater than the cash it receives in respect of payments on its 2006 notes and 2008 notes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such U.S. Holder's United States federal income tax liability, subject to generally applicable limitations and conditions, or at the election of such U.S. Holder, for deduction in computing such U.S. Holder's taxable income. In addition, interest on the 2006 notes and 2008 notes (including any original issue discount, as described below) will be treated as foreign source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on the 2006 notes and 2008 notes generally will constitute passive income, or, in the case of certain U.S. Holders, financial services income, unless such interest is subject to withholding tax at a rate of 5% or more, in which case such interest will constitute high withholding tax interest. The rules relating to foreign tax credits and the timing thereof are extremely complex and U.S. Holders should consult their own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situation.

     Subject to the discussion below under the caption "U.S. Backup Withholding Tax and Information Reporting," payments of interest on the 2006 notes and 2008 notes (including any original issue discount, as described below) to a non-U.S. Holder generally will not be subject to U.S. federal income tax unless the interest income is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

Payments of Principal; Dispositions

     Upon the sale, exchange, redemption, retirement at maturity or other disposition of a 2006 note or a 2008 note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest or accrued market discount, which will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder (increased for accrued original issue discount, if any), less any principal payment received by such U.S. Holder. Gain or loss realized by a U.S. Holder on the sale, redemption or other disposition of the notes generally will be long-term capital gain or loss if, at the time of the disposition, the notes have been held for more than one year. Gain realized by a U.S. Holder generally will be treated as from sources within the United States for United States foreign tax credit purposes. The deductibility of any capital losses is subject to limitations.

     Subject to the discussion below under "U.S. Backup Withholding Tax and Information Reporting," any gain realized by a Non-U.S. Holder upon the sale, exchange or retirement of notes generally will not be subject to U.S. federal income or withholding tax, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale, exchange or retirement and certain other conditions are met.

U.S. Backup Withholding Tax and Information Reporting

     U.S. backup withholding tax and information reporting requirements generally will apply to certain payments to certain noncorporate holders that are U.S. Holders. Information reporting generally will apply to payments of principal of, and interest on, a note and to proceeds of the sale or redemption of 2006 note or 2008 note, and to payments of dividends on, and to proceeds from the sale or redemption of, Series A Shares or ADSs, in each case, made within the United States to a holder (other than an exempt recipient, including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). A payor will be required to withhold from any such payments within the United States to a U.S. Holder (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. The backup withholding tax rate is 30% for years 2002 and 2003 and will be 29% for years 2004 and 2005 and 28% for 2006 and thereafter. Payments within the United States to a non-U.S. Holder will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge, or a reason to know, that such certification is incorrect. In the case of such payments within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

THE ABOVE DESCRIPTION OF MEXICAN INCOME TAXATION AND UNITED STATES FEDERAL INCOME TAXATION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SERIES A SHARES, ADSs, 2006 NOTES OR 2008 NOTES. PROSPECTIVE PURCHASERS OF SHARES, ADSs, 2006 NOTES OR 2008 NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us, including this annual report and the exhibits hereto, at the Securities and Exchange Commission's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at one of the Securities and Exchange Commission's public reference facilities in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference facilities. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

     Set forth below is a summary of the material provisions of our bylaws (estatutos sociales) and applicable Mexican law. This description does not purport to be complete and is qualified by reference to Mexican law and to the bylaws of the company, a copy of which is filed as Exhibit 1.1 hereto.

Registration and Transfer

     The Series A Shares are evidenced by share certificates in registered form. Stockholders of the company may hold their Series A Shares in the form of physical certificates or indirectly through institutions that have an account with Indeval. Accounts may be maintained at Indeval by brokers, banks or other entities approved by the CNBV (collectively, "Indeval Participants").

Voting Rights

     Each of the shares of the company entitles the holder thereof to one vote at any general meeting of the stockholders of the company. Currently, only Series A Shares are outstanding.

     General stockholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Ley General de Sociedades Mercantiles (the "Mexican Companies Law"), including amendments to the bylaws, anticipated dissolution, merger and transformation from one type of company to another and increases or decreases affecting the fixed portion of the capital stock. General meetings called to consider all other matters, including increases and decreases affecting the variable portion of the company's capital stock, are ordinary meetings. An annual ordinary general meeting must be held at least once a year, within four months after the end of the preceding fiscal year.

     The annual ordinary general meeting of stockholders is held to consider the approval of the annual report of the Board of Directors of the company and for companies in which the company has an investment that exceeds 20% of the company's net worth, including the approval of the financial statements for the preceding fiscal year, the election of directors and the statutory auditor and the allocation of the profits, if any, from the preceding year.

     The quorum for an ordinary general meeting convened at the first call is at least 50% of all outstanding shares and action may be taken by holders of a majority of all such shares present at such meeting. If a quorum is not present, a subsequent meeting may be called at which a quorum shall exist regardless of the number of shares present, and action may be taken by a majority of the shares present at such meeting. The quorum for an extraordinary general meeting convened at the first call is 75% of all outstanding shares. If a quorum is not present, a subsequent meeting may be called at which 50% of all outstanding shares constitutes a quorum. Whether on first or subsequent call, actions at an extraordinary general meeting may be taken only by holders of at least 50% of the outstanding shares.

     Stockholders' meetings may be called by:

     .   the Board of Directors or the statutory auditor;

     . stockholders representing at least 33% of the outstanding shares (including the Series A Shares) by requesting the Board of Directors or the statutory auditor to issue such a call;

     . a Mexican court in the event the Board of Directors or the statutory auditor do not comply with a valid request of the stockholders described above; and

     . any stockholder when no meeting has been held for two consecutive years or when any of the following matters has not been dealt with at such a meeting:

         . the annual report of the Board of Directors regarding the company's financial statements;

         .    the appointment of directors and the statutory auditor; or

         .    the compensation of the company's directors and statutory auditor.

     Notices of meetings must be published in a newspaper of general circulation in Mexico City at least 15 days prior to a meeting. Only stockholders who have either deposited their shares at the offices of the company or are holding certificates issued by Indeval, an Indeval Participant or a Mexican bank and present a receipt from any such institution indicating ownership by such person will be admitted as such to stockholders' meetings. A stockholder may be represented by an attorney-in-fact who holds a duly granted proxy or a power-of-attorney.

Dividends

     At the annual ordinary meeting of stockholders, the Board of Directors submits the financial statements of the company for the previous fiscal year, together with a report thereon by the Board, to the stockholders for approval. The stockholders, once they have approved the financial statements, determine the allocation of the company's distributable earnings for the preceding year. Five percent of the company's net income must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company's then current capital stock. As of June 10, 2002, the company's legal reserve was Ps 193.3 million. Allocation to the legal reserve is determined without reference to inflation adjustment under Mexican GAAP. Thereafter, the remainder of net income is allocated as determined by the stockholders' meeting and may be distributed as dividends. All shares which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Shares which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution.

Liquidation Rights

     Upon dissolution of the company, one or more liquidators must be appointed by an extraordinary general meeting of the stockholders to wind up its affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidating distribution in the same manner as they would in a dividend distribution.

Changes in Share Capital

     The fixed portion of the company's capital stock may be increased or decreased at an extraordinary general meeting of stockholders. The variable portion of the company's capital stock may be increased or decreased in the same manner and on the terms authorized by an ordinary stockholders' meeting. Capital increases and decreases must be inscribed in the company's book of capital variations.

Pre-Emptive Rights

     In the event of a capital increase, a holder of issued and outstanding shares has a preferential right to subscribe for a sufficient number of shares to maintain the holder's existing proportional holdings of shares. Pre-emptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Official Gazette of the Federation (Diario Oficial de la Federacion) and in a newspaper of general circulation in Mexico City. Under Mexican law, pre-emptive rights cannot be represented by an instrument that is negotiable separately from the corresponding share.

Repurchase Obligation

     In accordance with the company's bylaws, and as prescribed by the CNBV, the majority stockholders of the company are obligated to make a public offer for the purchase of stock of the minority stockholders in the event that the listing of stock of the company with the Mexican Stock Exchange is cancelled, either by resolution of the company or by an order of the CNBV. The price at which the stock must be purchased by the majority stockholder is the greater of:

     . the average quotation price for the 30 days prior to the date of the offer; or

     . the book value, as reflected in the last report filed with the CNBV and the Mexican Stock Exchange.

     The majority stockholders are not bound to make such public offer if the cancellation of the listing is adopted by resolution of all the stockholders of the company. This provision, contained in the company's bylaws may not be amended without the consent of holders of at least 95% of the capital stock of the company and the prior approval of the CNBV.

Other Provisions

     Variable Capital and Withdrawal Rights. Pursuant to the company's bylaws, the company's capital stock must consist of fixed capital and may have, in addition thereto, variable capital. Currently, the company's outstanding capital stock consists of fixed capital in the amount of Ps 699.7 million and variable capital in the amount of Ps 712.5 million.

     The outstanding variable portion of the company's capital stock may be fully or partially withdrawn by the stockholders. The minimum fixed portion of the company's capital stock specified in the company's bylaws cannot be withdrawn. A stockholder who wishes to effect a total or partial withdrawal of its shares must notify the company in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of any fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year. Because the fixed capital cannot be withdrawn, requests for withdrawals are satisfied only to the extent of the available variable capital and in the order in which they are received. Requests which are received simultaneously would be satisfied pro rata to the extent of the available variable capital.

     Reimbursement of withdrawn shares is made at the lesser of:

     . 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective; and

     . the book value per share as calculated from the company's financial statements (as approved at the annual ordinary general meeting) for the fiscal year at the end of which the withdrawal becomes effective.

Any such amount to be paid by the company becomes due on the day following the annual ordinary general meeting referred to above.

     Right of Dissenting Stockholders to Tender Their Shares. The Mexican Companies Law provides that upon the adoption at an extraordinary general meeting of stockholders of resolutions approving changes in the company's business purpose, nationality or its form of corporate organization, dissenting stockholders acquire the right to withdraw from a Mexican company and to compel the company to "reimburse" their shares, subject to the fulfillment of certain terms and conditions. The amount of the reimbursement is determined by the proportion of the tendered shares to the net worth of the company as set forth in the financial statements approved at the then most recent stockholders' meeting. Dissenting stockholders must perfect their withdrawal rights by making a request to this effect within 15 days following the date on which the meeting adopting the relevant resolution adjourns. Holders of CPOs, who cannot vote, will not be entitled to this right. See "--Limitations Affecting ADS Holders."

     Restrictions on Foreign Investment. The bylaws provide that Series A Shares may only be acquired by Mexican investors and that Series A Shares shall at all times represent at least 51% of the company's capital stock. The bylaws also provide that Series B Shares may be acquired either by Mexican or non-Mexican investors and that Series B Shares shall in no event represent no more than 49% of the capital stock of the company.

     Forfeiture of Shares. As required by Mexican law, the bylaws of the company provide that "any non-Mexican that at the moment of incorporation of the company or at any subsequent time acquires an interest or participation in the capital stock of the company, shall be considered by virtue of such acquisition, as a Mexican national with respect to such interest or participation, and it shall be deemed that such non-Mexican agrees not to invoke the protection of its government under the penalty, in case it does not comply with such agreement, of losing such interest or participation to the benefit of the Mexican Nation." Under this provision a non-Mexican stockholder of the company is deemed to have agreed not to ask such stockholder's government to interpose a diplomatic claim against the Mexican government with respect to the stockholder's rights as a stockholder. If the stockholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of any Mexican corporation admitting non-Mexican stockholders.

     Duration. The company's existence under the bylaws continues until 99 years from the date of the company's incorporation and can be extended by resolution of an extraordinary general meeting of stockholders.

     Conflict of Interest. A stockholder that votes on a business transaction in which its interest conflicts with that of the company may be liable for losses and damages only if the transaction would not have been approved without its vote. Additionally, a member of the Board of Directors or of any committee whose interests shall conflict with those of the company must disclose the conflict to the other members of the Board or the respective committee and abstain from any deliberation or vote in connection therewith. Failure by a Director or member to comply with such obligations may result in such Director or member being liable for damages and losses.

     Purchase by theCcompany of its Shares. The company may purchase its shares (including Series A Shares) for cancellation pursuant to a decision of its extraordinary general meeting of stockholders. The company may also repurchase Series A Shares on the Mexican Stock Exchange at the then prevailing market price in accordance with the provisions of Article 14 Bis 3 of the Securities Market Law (Ley del Mercado de Valores). Any such repurchase must be approved by the Board of Directors. Upon any such repurchase, the share capital of the company would be reduced accordingly.

     Purchase of Shares by Subsidiaries of the Company. Companies or other entities controlled by the company may not purchase, directly or indirectly, shares of the company's capital stock or shares of companies or entities that are stockholders of the company.

Material Contracts

     On October 8, 2001, GIDUSA merged with CODUSA pursuant to a merger agreement. Prior to the GIDUSA merger, CODUSA owned 59% of the outstanding stock of GIDUSA. In connection with the Merger, each of the outstanding shares of our Series A Common Stock owned by CODUSA were canceled and we issued an aggregate of 72,257,202 shares of our Series A Common Stock to the members of the Rincon family as consideration for their equity interests in CODUSA.

     The valuations of GIDUSA and CODUSA were calculated based on a 5.1 times the estimated operating income plus depreciation and amortization of each company. As of June 30, 2001, GIDUSA's total consolidated assets were Ps 12,138.7 million and for the last four fiscal quarters prior to the GIDUSA merger, GIDUSA's consolidated net sales were Ps 5,655.1 million, GIDUSA's consolidated net income was Ps 924.0 million and GIDUSA's consolidated operating income plus depreciation and amortization was Ps 1,271.7 million. As of June 30, 2001, the total consolidated assets of CODUSA (which include those of GIDUSA) were Ps 20,187.7 million, and for the last four fiscal quarters prior to the GIDUSA merger, CODUSA's consolidated net sales were Ps 10,772.8 million, CODUSA's consolidated net income was 1,799.9 million and CODUSA's consolidated operating income plus depreciation and amortization was 1,681.3 million.

     On March 22, 2002, our subsidiary, Durango Georgia Paper Company, entered into long term paper supply agreements with Sweetheart Cup Company Inc. and The Fonda Group, Inc. On March 25, 2002, the Sweetheart Cup Company Inc. merged with and into The Fonda Group, Inc., and the successor company was renamed Sweetheart Cup Company Inc. Under the Sweetheart paper supply agreement, Durango Georgia Paper Company is obligated to supply a minimum of 35,000 short tons of solid bleached sulfate board to Sweetheart during each of the next five years and the parties have agreed to use their commercially reasonable efforts to increase the volume purchased and sold under the agreement to 60,000 short tons per year. Under the Fonda paper supply agreement, Durango Georgia Paper Company is obligated to supply a minimum of 40,000 short tons of solid bleached sulfate board to Fonda during each of the next five years. Sweetheart and Fonda are obligated to pay the price that we agree with Sweetheart and Fonda each month represents the market price for the type, grade, weight and thickness of the board ordered by Sweetheart and Fonda, subject to certain rebates which will be applied as a credit against future purchases.

     After the initial terms, each of these paper supply agreements will continue in force from year to year unless either party provides notice to the other six months prior to the end of the current term that it intends to terminate the paper supply agreement. Prior to the termination of their initial terms, each of the paper supply agreements may be terminated by Sweetheart or
Fonda:

     . on one year's prior notice if any other manufacturer of board succeeds to all or substantially all of Sweetheart or Fonda's respective assets; or

     . on 90 days prior notice if we sell our interest in the St. Marys, Georgia paper mill to a competitor of Sweetheart or Fonda.

     In December 1999, we acquired the Gilman Pulp and Paper Group for Ps 1,154.2 million (US$119.9 million) from HG Estate LLC pursuant to a stock purchase agreement, among HG Estate LLC, St. Marys Railroad Corporation, W.O. Corporation, and Durango Paper Company.

     On April 27, 2001, one of Durango Paper Company's subsidiaries, Durango Georgia Converting LLC, sold substantially all of the assets of its Sky Division to TST Impreso, Inc. pursuant to an asset purchase agreement, dated April 5, 2001. Pursuant to the asset purchase agreement, TST paid Durango Converting approximately US$10.7 million in cash, plus a purchase price adjustment of US$0.8 million, and issued an unsecured promissory note to Durango Converting in the principal amount of US$0.3 million and a secured promissory note to Durango Converting in the principal amount of US$0.6 million. As part of the transaction, Durango Converting and TST also entered into a five year supply agreement under which Durango Converting or its affiliates will supply approximately 36,000 short tons of paper per year to TST and approximately 50% of TST's annual box requirements.

     On June 1, 2001, Durango Converting sold substantially all of the assets of its Eastman Division to Stone Container Corporation pursuant to an asset purchase agreement, dated May 16, 2001. Pursuant to the asset purchase agreement, Stone Corporation paid Durango Converting US$15.6 million, plus a purchase price adjustment of US$1.4 million, as consideration for the assets of the Eastman Division. As part of the transaction, Durango Converting and Stone Container Corporation also entered into a transition services agreement and a three year paper supply agreement.

Enforceability of Civil Liabilities

     We are a corporation organized under the laws of Mexico. In addition, most of our directors, officers and controlling persons, as well as experts named in this annual report reside outside the United States, and all or a substantial portion of their assets and the assets of our company are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of White & Case S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in terms for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

Item 11.  Quantitative and Qualitative Disclosure about Market Risk.

     We periodically review our exposure to risks arising from fluctuations in interest rates and foreign exchange and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We have not entered into market risk sensitive instruments for speculative purposes. See Note 11 to our audited financial statements.

     Interest Rate Risk

     We face primary market risk exposure mostly due to interest rate risk. Of our long-term interest-bearing debt at December 31, 2001, 64.9% was fixed rate and 35.1% was variable rate. Substantially all of our long-term debt is denominated in U.S. Dollars. As a result, depreciation of the Peso will result in increases in our interest expense in Peso terms. Variable rate long-term debt denominated in U.S. Dollars bears interest at rates tied to the London interbank offered rate, or "LIBOR", the rate that banks in the London interbank market offer for U.S. Dollar deposits of varying maturities. Although we have from time to time entered into a derivatives contract for the purpose of hedging interest rate risk on this long-term debt, we had no open contracts at December 31, 2001.

     The following table summarizes our debt obligations, which include capital market bonds, bank loans and leases, and derivative instruments held by us at December 31, 2001. The table presents payment obligations in thousands of Pesos by maturity date and the related weighted-average interest rates. U.S. Dollar denominated liabilities and notional amounts have been converted to Pesos based on the exchange rate at December 31, 2001, which was US$1.00=Ps 9.1695.

Liabilities
-----------
(Thousands of Pesos)             2002       2003        2004       2005        2006      Thereafter     Total     Fair Value
                                 ----       ----        ----       ----        ----      ----------     -----     ----------
Long-Term Debt
Fixed Rate:
  US$-denominated                        1,171,037    276,758    110,951    2,766,832       95,024    4,420,602    4,155,079
  Weighted average                           12.73%     12.76%     13.02%       13.14%       13.50%
  interest rate
Variable Rate:
  US$-denominated                          599,399    516,796    649,685      169,549      451,588    2,387,017    2,593,384
  Weighted average                            5.70%      5.81%      6.11%        6.98%        6.95%
  interest rate

Short-Term Debt
Fixed Rate:
  US$-denominated              45,848                                                                    45,848       45,848
  Weighted average              12.69%
  interest rate
Variable Rate:
  US$-denominated             515,978                                                                   515,978      515,978
  Weighted average               5.61%
  interest rate
                              -------    ---------    -------    -------    ---------      -------    ---------    ---------
Total Debt                    561,826    1,770,436    793,554    760,636    2,936,381      546,612    7,369,445    7,310,289

     Foreign Currency Exchange Rate Risk

     Since substantially all of our long-term interest-bearing debt is denominated in U.S. Dollars, the interest expense varies with exchange rate movements between the Peso and the U.S. Dollar. We have not entered into any derivative contracts to limit our exposure to exchange rate fluctuations. Although prices for our products in Mexico are quoted in Pesos, prices are linked to U.S. Dollars. We believe that this link mitigates in part the effect of exchange rate fluctuations between the U.S. Dollar and the Peso. However, because the majority of our costs of production are paid in Pesos, in periods in which the Peso appreciates against the U.S. Dollar, our operating margins are reduced.

     The table set forth above summarizes our debt obligations which are sensitive to foreign currency exchange rates at December 31, 2001. The table presents principal payment obligations in thousands of Pesos by maturity date for U.S. Dollar-denominated debt.

     Equity Derivative Contract

     During 1997, we entered into equity share swap transactions relating to our American Depositary Shares (ADS) with a major U.S. bank at an average price of $11.79 per ADS. We pay a rate of LIBOR plus 2% semiannually on the swaps and recognize gains or losses to the extent that the gain or loss in ADS price is above or below the initial purchase price. At December 31, 2001, we recognized a loss of Ps 20.2 million due to the drop in the per share price of our ADSs from US$6.06 per ADS at December 31, 2000 to US$5.15 per ADS at December 31, 2001.

     We recorded the carrying value of the swap transactions of Ps 66.3 million at December 31, 2000 and Ps 68.3 million at December 31, 2001 on our balance sheet as a liability under derivative instruments. At December 31, 2001, the swap agreements had a notional amount of Ps 52.9 million, a weighted average price paid of US$11.79 per ADS and a weighted average price received of US$5.15 per ADS.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.


                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.  [Reserved].

Item 16.  [Reserved].

                                    PART III

Item 17.  Financial Statements.

       Not applicable.

Item 18.  Financial Statements.

       See pages F-1 to F-49, incorporated herein by reference.

Item 19.  Exhibits.

Documents filed as exhibits to this annual report:

1.1 Bylaws of Corporacion Durango, S.A. de C.V., as amended (English translation)
2.1 Indenture, dated as of July 25, 1996, between the company and The Chase Manhattan Bank, relating to the 2003 notes (incorporated by reference to Exhibit 4.2 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
2.2 Form of Indenture between the CODUSA and The Chase Manhattan Bank, relating to the 2006 notes (incorporated by reference from Registration Statement No. 333-13082 on Form F-1 filed on January 19, 2001)
2.3 Supplemental Indenture, dated as of October 8, 2001, among CODUSA, GIDUSA and The Chase Manhattan Bank, relating to the assumption by the company of CODUSA's obligations under the 2006 notes and the indenture for the 2006 notes

2.4 Form of Indenture relating to the 2008 notes between CODUSA and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.1 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
2.5 Supplemental Indenture, dated as of October 8, 2001, among CODUSA, GIDUSA and The Chase Manhattan Bank, relating to the assumption by the company of CODUSA's obligations under the 2008 notes and the indenture for the 2008 notes
2.6 Form of Amended and Restated Pledge Agreement between the company and The Chase Manhattan Bank relating to the pledge of 2006 intercompany note issued by GIDUSA TO CODUSA (incorporated by reference to Exhibit 4.4 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
2.7 Form of Amended and Restated Unsubordinated Promissory Note issued by GIDUSA to CODUSA (incorporated by reference to Exhibit 4.5 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
2.8 Form of Pledge Agreement between the company and The Chase Manhattan Bank relating to the pledge of the 2008 intercompany note issued by GIDUSA to CODUSA (incorporated by reference to Exhibit 4.6 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
2.9 Form of Unsubordinated Promissory Note issued by GIDUSA to CODUSA (incorporated by reference to Exhibit 4.8 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
2.10 Form of Deposit Agreement among the company, The Bank of New York and owners and beneficial owners of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipts (incorporated by reference to Exhibit 4.3 to the company's registration statement No. 33-80148 on Form F-1 filed on June 10, 1994
2.11 Trust Agreement, dated November 24, 1989 between Nacional Financiera, S.N.C, as grantor, and Nacional Financiera, S.N.C., Trust Department, as CPO trustee, together with an English translation (incorporated by reference to Exhibit 4.4 to the company's registration statement No. 33-80148 on Form F-1 filed on June 10, 1994
2.12 Public Deed with respect to the CPOs, together with an English translation (incorporated by reference to Exhibit 4.5 to the company's registration statement No. 33-80148 on Form F-1 filed on June 10, 1999
4.1 Asset Purchase Agreement, dated as of April 27, 2001, between Durango Georgia Converting LLC and TST Impreso, Inc., relating to the sale of the assets of Sky division converting facilities (incorporated by reference to Exhibit 10.2 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
4.2 Asset Purchase Agreement, dated as of June 1, 2001, between Durango Georgia Converting LLC and Stone Container Corporation, relating to the sale of the assets of its Eastman division converting facilities (incorporated by reference to Exhibit 10.3 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
4.3 Purchase Agreement, dated as of July 31, 2000, between Celulosa Avicola de Tepatitlan, S.A. de C.V. and Envases y Empaques de Mexico, S.A. de C.V., relating to the purchase of mill in Jalisco, Mexico (English translation) (incorporated by reference to Exhibit 10.4 to the company's registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)
4.4 Merger Agreement, dated October 8, 2001, between Corporacion Durango, S.A. de C.V. and Grupo Industrial Durango, S.A. de C.V. (English translation)
6 Earnings per share. Included in Note 3p to the audited combined and consolidated financial statements
7 Ratio of earnings to fixed charges. Included in footnote 8 to the "Selected Combined and Consolidated Financial Data" included in "Item 3. Key Information"
8      List of Subsidiaries.

                          INDEX TO FINANCIAL STATEMENTS

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES

             INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
            as of December 31, 2000 and 2001 and for the years ended
                        December 31, 1999, 2000 and 2001

                                                                                                          Page
                                                                                                          ----
Report of independent accountants ....................................................................    F-2
Consolidated balance sheets as of December 31, 2000 and 2001 .........................................    F-3
Combined and consolidated statements of income for the years ended December 31, 1999, 2000
   and 2001 ..........................................................................................    F-4
Combined and consolidated statements of changes in financial position for the years ended
   December 31, 1999, 2000 and 2001 ..................................................................    F-5
Combined and consolidated statements of changes in shareholders' equity for the years ended
   December 31, 1999, 2000 and 2001 ..................................................................    F-6
Notes to combined and consolidated financial statements ..............................................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

Mexico, D. F., April 15, 2002,

To the Board of Directors and Shareholders of Corporacion Durango, S.A. de C.V.:

   We have audited the accompanying consolidated balance sheets of Corporacion Durango, S.A. de C.V. and subsidiaries (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries), as of December 31, 2000 and 2001 and the related combined and consolidated statements of income, of changes in shareholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2001 which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As mentioned in Note 1 to the financial statements, at the General Extraordinary Shareholders' Meeting held on October 8, 2001, the shareholders approved the merger of Corporacion Durango, S.A. de C.V. ("CODUSA") into its subsidiary Grupo Industrial Durango, S.A. de C.V. ("GIDUSA"). The merger was effective for financial purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporacion Durango, S.A. de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of all of the outstanding shares in CODUSA for shares in GIDUSA, whose name was changed on the same date to Corporacion Durango, S.A. de C.V. As a result of this merger, the financial statements for the years ended December 31, 2000 and 2001 are presented on a consolidated basis. Prior to March 2000, CODUSA and GIDUSA were under common ownership and control of the Rincon family. Therefore, the financial statements for the year ended December 31, 1999 are presented on a combined basis, combining the accounts of CODUSA and its subsidiaries and GIDUSA and its subsidiaries.

   In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporacion Durango, S.A. de C.V. and subsidiaries (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries), as of December 31, 2000 and 2001 and the combined and consolidated results of their operations, the changes in their shareholders' equity and the changes in their financial position for each of the three years in the period ended December 31,2001, in conformity with accounting principles generally accepted in Mexico.

   Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of combined and consolidated net income for the years ended December 31, 1999, 2000 and 2001 and the determination of consolidated shareholders' equity as of December 31, 2000 and 2001, to the extent summarized in Note 21 to the combined and consolidated financial statement.

PRICEWATERHOUSECOOPERS

Rafael Maya Urosa
Public Accountant

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

                          CONSOLIDATED BALANCE SHEETS
                       AS OF DECEMBER 31, 2000 AND 2001
                             (Notes 1, 2, 3 and 4)
    (Thousands of constant Mexican Pesos restated as of December 31, 2001)

                                                                                                     U.S. Dollars
                                                                                December 31,         (thousands)
-                                                                         ------------------------  --------------
ASSETS                                                                        2000         2001          2001
------                                                                    -----------  -----------  --------------
CURRENT ASSETS:
Cash and temporary investments........................................... $   746,137  $   469,444  US $    51,196
Accounts receivable, net (Note 6)........................................   2,073,012    2,074,813         226,273
Taxes recoverable........................................................      41,458       28,045           3,059
Inventories, net (Note 7)................................................   2,263,810    1,350,338         147,264
Prepaids.................................................................      12,436       24,620           2,685
                                                                          -----------  -----------  --------------
Total current assets.....................................................   5,136,853    3,947,260         430,477
PROPERTY, PLANT AND EQUIPMENT, net (Note 8)..............................  16,240,941   15,247,932       1,662,897
OTHER ASSETS (Note 9)....................................................     511,201      499,352          54,458
                                                                          -----------  -----------  --------------
Total assets............................................................. $21,888,995  $19,694,544   US$ 2,147,832
                                                                          ===========  ===========  ==============
LIABILITIES
-----------
CURRENT LIABILITIES:
Bank loans (Note 10)..................................................... $   542,415  $   278,362   US$    30,357
Interest payable.........................................................     360,516      285,433          31,129
Current portion of long-term debt (Note 10)..............................     243,060      283,464          30,914
Trade accounts payable...................................................   1,547,178    1,113,011         121,381
Notes payable............................................................      27,207       34,630           3,777
Accrued liabilities and other payables...................................     601,020      429,671          46,859
Employee profit sharing..................................................       7,561        8,534             931
                                                                          -----------  -----------  --------------
Total current liabilities................................................   3,328,957    2,433,105         265,348
                                                                          -----------  -----------  --------------
LONG TERM LIABILITIES:
Long-term debt (Note 10).................................................   7,090,510    6,807,619         742,420
Notes payable............................................................      45,181       80,420           8,770
Derivative instruments (Note 11b)........................................      66,268       68,266           7,445
Deferred tax (Note 16)...................................................   3,091,386    2,842,691         310,016
Other liabilities........................................................      61,558       14,086           1,536
Pension plans and seniority premiums (Note 12)...........................     227,792      221,232          24,127
                                                                          -----------  -----------  --------------
Total long-term liabilities..............................................  10,582,695   10,034,314       1,094,314
                                                                          -----------  -----------  --------------
Total liabilities........................................................  13,911,652   12,467,419       1,359,662
                                                                          -----------  -----------  --------------
Negative goodwill (Note 4)...............................................     424,979
                                                                          -----------  -----------  --------------
Contingencies and commitments (Note 13)..................................
                                                                          -----------  -----------  --------------

SHAREHOLDERS' EQUITY
--------------------
CONTRIBUTED CAPITAL
Capital stock (Note 14)
Nominal..................................................................   1,901,816    1,412,214         154,012
Restatement..............................................................     294,687    3,008,284         328,075
                                                                          -----------  -----------  --------------
                                                                            2,196,503    4,420,498         482,087
                                                                          -----------  -----------  --------------
Additional paid-in capital...............................................     (46,439)   1,203,185         131,216
                                                                          -----------  -----------  --------------
Retained earnings (Note 15)..............................................   4,462,910    8,977,774         979,091
                                                                          -----------  -----------  --------------
Deficit from restatement.................................................     (21,956)  (4,463,783)       (486,808)
                                                                          -----------  -----------  --------------
Adjustment for additional pension liability related to seniority premiums     (11,975)    (133,262)        (14,533)
                                                                          -----------  -----------  --------------
Deferred tax (Note 3n)...................................................    (465,906)  (2,803,458)       (305,737)
                                                                          -----------  -----------  --------------
Cumulative translation adjustment of foreign subsidiaries................      15,883      (13,426)         (1,464)
                                                                          -----------  -----------  --------------
Total majority interest..................................................   6,129,020    7,187,528         783,852
Total minority interest..................................................   1,423,344       39,597           4,318
                                                                          -----------  -----------  --------------
Total shareholders' equity...............................................   7,552,364    7,227,125         788,170
                                                                          -----------  -----------  --------------
Total liabilities and shareholders' equity............................... $21,888,995  $19,694,544   US$ 2,147,832
                                                                          ===========  ===========  ==============

  The accompanying notes are an integral part of these financial statements.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

                COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                             (Notes 1, 2, 3 and 4)

    (Thousands of constant Mexican Pesos restated as of December 31, 2001)


                                                                                          U.S. Dollars
                                                                                          (thousands)
                                                                                          ------------
                                                        1999         2000        2001         2001
                                                     ----------  -----------  ----------  ------------
Net sales........................................... $8,339,210  $11,774,867  $9,631,616  US$1,050,397
Costs of sales......................................  6,283,212    9,667,479   7,976,734       869,920
                                                     ----------  -----------  ----------  ------------
Gross profit........................................  2,055,998    2,107,388   1,654,882       180,477
Selling, general and administrative expenses........    656,613      741,277     671,935        73,279
                                                     ----------  -----------  ----------  ------------
Operating income....................................  1,399,385    1,366,111     982,947       107,198
                                                     ----------  -----------  ----------  ------------
Other expense, net..................................    (84,107)     (17,087)    (36,395)       (3,969)
                                                     ----------  -----------  ----------  ------------
Financing cost (income):
Interest expense....................................    935,419    1,018,897   1,005,057       109,609
Interest income.....................................   (110,558)    (114,882)    (62,090)       (6,771)
Foreign exchange (gain) loss, net...................   (314,488)      96,148    (296,473)      (32,333)
Gain from monetary position.........................   (758,769)    (566,054)   (291,651)      (31,807)
                                                     ----------  -----------  ----------  ------------
                                                       (248,396)     434,109     354,843        38,698
                                                     ----------  -----------  ----------  ------------
Amortization of negative goodwill (Note 4)..........     84,997    1,327,601     424,979        46,347
                                                     ----------  -----------  ----------  ------------

Income before provisions for income and asset taxes,
  employee profit sharing, deferred income tax, tax
  loss carryforwards, special items and minority
  interests.........................................  1,648,671    2,242,516   1,016,688       110,878
                                                     ----------  -----------  ----------  ------------
Current income and asset taxes (Note 16)............   (173,592)    (271,668)   (218,960)      (23,879)
Employee profit sharing.............................     (6,058)      (7,187)     (4,466)         (487)

Deferred income tax (Note 16).......................                (350,958)    257,419        28,073
                                                     ----------  -----------  ----------  ------------
                                                       (179,650)    (629,813)     33,993         3,707
Utilization of tax loss carryforwards...............      7,220
                                                     ----------  -----------  ----------  ------------
Income before special items and minority interest...  1,476,241    1,612,703   1,050,681       114,585
Special items (Note 18).............................                            (271,057)      (29,561)
                                                     ----------  -----------  ----------  ------------
Net income before minority interest.................  1,476,241    1,612,703     779,624        85,024
Minority interest...................................    472,038      161,180       3,811           416
                                                     ----------  -----------  ----------  ------------
Net income.......................................... $1,004,203  $ 1,451,523  $  775,813  US$   84,608
                                                     ==========  ===========  ==========  ============
Basic and diluted income per share ................. $    10.68  $     15.43  $     8.25  US$     0.90
                                                     ==========  ===========  ==========  ============
Weighted average shares outstanding ('000s) ........     94,072       94,072      94,072        94,072
                                                     ==========  ===========  ==========  ============

    The accompanying notes are integral part of these financial statements.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

    COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                             (Notes 1, 2, 3 and 4)

    (Thousands of constant Mexican Pesos restated as of December 31, 2001)



                                      Capital stock                      Retained earnings (Note 15):
                                 -----------------------  Additional  ----------------------------------     Deficit
                                                           Paid in      Legal                  Current        from
                                   Nominal   Restatement   capital     reserve   Prior year     year       restatement
                                 ----------  -----------  ----------  --------  -----------  -----------  ------------
Combined balances as of January
 1, 1999........................ $  524,883  $ 1,909,287  $  716,824  $ 94,310  $ 1,578,260  $ 3,339,187  ($   986,246)
Increase in capital.............      2,157          684
Increase in legal reserve.......                                        13,516                   (13,516)
Appropriation of 1998 net income                                                  3,325,671   (3,325,671)
Gain on operations on own shares                              42,962
Comprehensive loss..............                                                               1,004,203    (1,096,143)
                                 ----------  -----------  ----------  --------  -----------  -----------  ------------
Combined balances as of
 December 31, 1999.............. $  527,040  $ 1,909,971  $  759,786  $107,826  $ 4,903,931  $ 1,004,203  ($ 2,082,389)
Paid-in capital.................  1,844,847      196,167
Appropriation of 1999 net income                                                    352,815     (352,815)
Loss on operations on own shares                             (46,439)
Comprehensive income............                                                               1,451,523      (505,609)
Cancellation of GIDUSA
 shareholders' equity...........   (470,071)  (1,811,451)   (759,786)  (98,293)  (2,254,892)    (651,388)    2,566,042
                                 ----------  -----------  ----------  --------  -----------  -----------  ------------
Consolidated balances as of
 December 31, 2000..............  1,901,816      294,687     (46,439)    9,533    3,001,854    1,451,523       (21,956)
Appropriation of 2000 net income                                                    398,099     (398,099)
Effects of merger...............   (489,602)   2,713,597   1,249,624   169,583    4,622,892   (1,053,424)   (3,523,483)
Comprehensive loss..............                                                                 775,813      (918,344)
                                 ----------  -----------  ----------  --------  -----------  -----------  ------------
Consolidated balances as of
 December 31, 2001.............. $1,412,214  $ 3,008,284  $1,203,185  $179,116  $ 8,022,845  $   775,813  ($ 4,463,783)
                                 ==========  ===========  ==========  ========  ===========  ===========  ============

                                    Adjustment
                                  for additional                  Cumulative
                                 pension liability               translation
                                    related to                    adjustment     Total                      Total
                                     seniority       Deferred     of foreign    Majority     Minority   shareholders'
                                     premiums       income tax   subsidiaries   interest     interest      equity
                                 ----------------- ------------  ------------ -----------  -----------  -------------
Combined balances as of January
 1, 1999........................     $              $              $  2,348   $ 7,178,853  $ 2,474,487   $ 9,653,340
Increase in capital.............                                                    2,841          775         3,616
Increase in legal reserve.......
Appropriation of 1998 net income
Gain on operations on own shares                                                   42,962       29,978        72,940
Comprehensive loss..............                                        602       (91,338)     (91,806)     (183,144)
                                    ----------     ------------   ---------   -----------  -----------   -----------
Combined balances as of
 December 31, 1999..............                                   $  2,950   $ 7,133,318  $ 2,413,434   $ 9,546,752
Paid-in capital.................                                                2,041,014                  2,041,014
Appropriation of 1999 net income
Loss on operations on own shares                                                  (46,439)     (32,406)      (78,845)
Comprehensive income............       (11,975)        (465,906)     10,576       478,609    1,457,425     1,936,034
Cancellation of GIDUSA
 shareholders' equity...........                                      2,357    (3,477,482)  (2,415,109)   (5,892,591)
                                    ----------     ------------   ---------   -----------  -----------   -----------
Consolidated balances as of
 December 31, 2000..............       (11,975)        (465,906)     15,883     6,129,020    1,423,344     7,552,364
Appropriation of 2000 net income
Effects of merger...............                     (2,337,552)    (10,519)    1,341,116   (1,387,558)      (46,442)
Comprehensive loss..............      (121,287)                     (18,790)     (282,608)       3,811      (278,797)
                                    ----------     ------------   ---------   -----------  -----------   -----------
Consolidated balances as of
 December 31, 2001..............    ($ 133,262)    ($ 2,803,458)  ($ 13,426)  $ 7,187,528  $    39,597   $ 7,227,125
                                    ==========     ============   =========   ===========  ===========   ===========

    The accompanying notes are integral part of these financial statements.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
             FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                             (Notes 1, 2, 3 and 4)

    (Thousands of constant Mexican Pesos restated as of December 31, 2001)

                                                                                             U.S. Dollars
                                                                                             (thousands)
                                                                                             ------------
                                                          1999         2000         2001         2001
                                                      -----------  -----------  -----------  ------------
Operating activities:
Net income before minority interest.................. $ 1,476,241  $ 1,612,703  $   779,624  US$  85,024
Items recognized in net income not (generating)
  requiring the use of resources:
Depreciation and amortization........................     481,698      520,848      453,707       49,480
Amortization of negative goodwill....................     (84,997)  (1,327,601)    (424,979)     (46,347)
Deferred income tax..................................                  350,957     (257,419)     (28,073)
Other................................................     107,924       92,288       74,315        8,105
                                                      -----------  -----------  -----------  -----------
                                                        1,980,866    1,249,195      625,248       68,189
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, net......    (155,139)     173,043       58,896        6,423
(Increase) decrease in inventories...................    (603,886)     (63,135)     913,472       99,621
(Increase) in other assets...........................     (16,063)     (12,409)     (59,468)      (6,485)
Increase (decrease) in other accounts payable and
  accrued expenses...................................     224,863      (64,038)    (672,203)     (73,309)
                                                      -----------  -----------  -----------  -----------
Resources generated by operating activities..........   1,430,641    1,282,656      865,945       94,439
                                                      -----------  -----------  -----------  -----------

Financing activities:
Bank loans...........................................     125,833     (115,258)   2,433,027      265,339
Payment of bank loans................................    (476,759)    (145,029)  (2,939,567)    (320,581)
Long-term debt, net..................................     (55,656)     (10,256)    (108,862)     (11,872)
Paid in capital......................................       3,311    2,041,013
Derivative instruments...............................      18,144
                                                      -----------  -----------  -----------  -----------
Resources (used in) generated by financing activities    (385,127)   1,770,470     (615,402)     (67,114)
                                                      -----------  -----------  -----------  -----------

Investing activities:
Additions to property, plant and equipment, net......    (167,809)  (1,019,780)    (327,569)     (35,724)
Investment in subsidiaries...........................  (1,154,256)  (2,041,013)
Decrease in minority interest........................      (6,479)                   (6,297)        (687)
Other assets.........................................     (51,569)    (115,420)    (193,370)     (21,088)
                                                      -----------  -----------  -----------  -----------
Resources used in investing activities...............  (1,380,113)  (3,176,213)    (527,236)     (57,499)
                                                      -----------  -----------  -----------  -----------
Decrease in cash and temporary investments...........    (334,599)    (123,087)    (276,693)     (30,174)
Cash and temporary investments at the beginning of
  the year...........................................   1,203,823      869,224      746,137       81,372
                                                      -----------  -----------  -----------  -----------
Cash and temporary investments at the end of the
  year............................................... $   869,224  $   746,137  $   469,444  US$  51,198
                                                      ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1999, 2000 and 2001

NOTE 1--ENTITY AND NATURE OF BUSINESS:

   The consolidated financial statements as of December 31, 2001 referred to herein reflect the accounts of Corporacion Durango, S.A. de C.V. ("CODUSA") and its subsidiaries, which arose from the merger of Grupo Industrial Durango, S.A. de C.V. ("GIDUSA") and its subsidiaries and Corporacion Durango, S.A. de C.V. and its subsidiaries (collectively, the "Company"). The Company is primarily engaged in the manufacturing and selling of packaging (corrugated container, molded pulp, and multi-wall sacks and bags), paper (kraft and semikraft paper and paper to be used in the manufacturing of newspaper, books and magazines) and other business products (plywood, particleboard and lumber) in Mexico and in the United States of America ("U.S.").

   The following transactions have occurred over the last two years:

      a. In March 2000, CODUSA acquired 46,892,700 Series "A" shares of GIDUSA in different transactions over the Bolsa Mexicana de Valores (Mexican Stock Exchange), at prices ranging between $60.39 and $62.64 Mexican Pesos per share.

      b. As a result of the acquisition of Series "A" shares mentioned above, CODUSA and its affiliated companies held approximately 87% of Series "A" shares of GIDUSA, with the remaining shares available in the public market. As of December 31, 2000, the Rincon family held 59% and 100% of the outstanding shares of GIDUSA and CODUSA, respectively.

      c. At the General Extraordinary Shareholders Meeting held on October 8, 2001, the shareholders of CODUSA approved the merger of CODUSA into its subsidiary, GIDUSA. The merger was effective for financial purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporacion Durango, S.A. de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of shares in CODUSA for shares in GIDUSA. As a result of the merger, the Company recorded a net decrease in shareholders' equity of $46,442 and issued 72,257,378 common nominative shares without par value. As of December 31, 2001, the total number of shares outstanding was 94,072,122.

      d. As a result of this merger, the financial statements for the years ended December 31, 2000 and 2001 are presented on a consolidated basis. Prior to March 2000, CODUSA and GIDUSA were under common ownership and control of the Rincon family. Therefore, the financial statements for the year ended December 31, 1999 are presented on a combined basis, combining the accounts of CODUSA and its subsidiaries and GIDUSA and its subsidiaries. The minority interest in CODUSA's consolidated financial statements prior to the merger reflected the shareholding in GIDUSA not owned by CODUSA. This minority interest was eliminated upon the merger.

NOTE 2--BASIS OF PRESENTATION:

      a.  Monetary unit

          Amounts in the consolidated financial statements and footnotes thereto are stated in thousands of Mexican Pesos (except for shares and per share amounts) as are the records of the Company, in conformity with corresponding laws. In these financial statements, references to "$" are to Mexican Pesos and references to "US$" are to U.S. Dollars.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

      b.  Basis of presentation

          The combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). Additionally, Bulletin A-8, "Supplementary Application of International Accounting Standards" states that where Mexican GAAP does not provide guidance, International Accounting Standards must be applied. A reconciliation from Mexican GAAP to Generally Accepted Accounting principles in the United States of America. ("U.S. GAAP") is included in Note 21.

      c.  Basis of consolidation

          All significant inter-company accounts and transactions have been eliminated in the consolidation.

          The consolidation was based on the audited individual financial statements of the individual subsidiaries. The consolidated financial statements include the assets, liabilities and results of the subsidiaries in which the Company holds over 50% of common stock and exercises control over operating and financial activities.

   The reportable segments and principal subsidiaries within those segments, along with their main activities are the following:

  Packaging

   Manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags.

   Empaques de Carton Titan, S.A. de C.V. and subsidiaries
   McKinley Container Company

  Paper

   Manufacturing and selling of kraft and semikraft paper and paper to be used in the manufacturing of newspapers, books and magazines.

   Compania Papelera de Atenquique, S.A. de C.V. and subsidiaries
   (formerly Compania Industrial de Atenquique, S.A. de C.V. and subsidiaries). Industrias Centauro, S.A. de C.V.
   Grupo Pipsamex, S.A. de C.V. and subsidiaries
   Durango Paper Company and subsidiaries
   McKinley Paper Company
   Durango International, Inc.

  Other businesses

   Manufacturing and selling of plywood and particleboard.

   Ponderosa Industrial de Mexico, S.A. de C.V.

NOTE 3--ACCOUNTING POLICIES:

   A summary of the Company's significant accounting polices is as follows:

      a.  Use of estimates

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


          The preparation of the financial statements in conformity with Mexican GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting years. Actual results may differ from these estimates.

      b.  Recognition of the effects of inflation

          The Company's consolidated financial statements have been prepared in accordance with Bulletin B-10, "Effects of Inflation on Financial Information", and its amendments. Bulletin B-10 requires restatement of all financial statement items to Mexican Pesos of the most current purchasing power.

       For comparative purposes, the consolidated financial statements presented herein have been restated to Mexican Pesos as of December 31, 2001, as follows:

      . The financial statements as of December 31, 2000 and for the years ended December 31, 1999 and 2000 of Mexican holding companies and subsidiaries have been restated to Mexican Pesos as of December 31, 2001 by applying to the year-end balances of constant Mexican Pesos as of December 31, 2000 an inflation factor of 1.044. The inflation factor is derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico (the Central Bank of Mexico).

      . The financial statements as of December 31, 2000 and for the years ended December 31, 1999 and 2000 of foreign subsidiaries have been restated to Mexican Pesos as of December 31, 2001, by applying to the year-end foreign currency balances the General Consumer Price Index ("GCPI") of the foreign country in which the subsidiary operates and then applying the exchange rate as of December 31, 2001.

          The following items are the result of the recognition of the effects of inflation on the financial information:

             i.  Financing cost:

                 Represents the cost (result) of financing in periods of
              inflation, consisting of net interest costs, net exchange gains or losses and gains or losses from monetary position. Gain (loss) from monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities at the beginning of each month. If monetary liabilities exceed monetary assets, there is a gain from monetary position. Conversely, if monetary liabilities are less than monetary assets, there is a resulting loss from monetary position.

                 Foreign exchange gains or losses are calculated by translating assets and liabilities denominated in foreign currencies at the exchange rates in effect at each balance sheet date and are credited or charged to income.

             ii.  Deficit from restatement:

                 Effective January 1, 1997, the balance in the excess (deficit)
              from the restatement account is restated by applying the NCPI and is increased or decreased to the extent that the specific index restatement of non-monetary assets is greater, or less, than the increase attributable to inflation as measured by the NCPI.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

             iii.  Restatement of non-monetary assets:

             . Property, plant, equipment and depreciation are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are restated by applying factors derived from the GCPI of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance sheet date (i.e. "Specific Index" method). Historical cost is the replacement cost as determined by independent appraisers as of December 31, 1996.

             . Depreciation is calculated based on the assets' estimated useful lives and production capacity according to the estimates made by management.

             . Inventories are valued at average cost, which does not exceed market value. The average cost approximates the last purchase price or production cost.

             . Cost of sales is determined on the estimated replacement value of the inventory as of the date on which sales were made.

             iv.  Restatement of shareholders' equity:

                 The capital stock, retained earnings, additional
              paid-in-capital and comprehensive income accounts include the effect from restatement, determined by applying the NCPI factor from the date when capital was contributed and from the year in which the results were determined, respectively. The restatements represent the amounts required to maintain the contributions and accumulated results in constant Mexican Pesos as of December 31, 2001.

             v.  Statement of changes in financial position:

                 Bulletin B-12, "Statement of Changes in Financial Position"
              ("Bulletin B-12), addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican Pesos as of the latest balance sheet date. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balances of the balance sheets in constant Mexican Pesos, excluding the effect from holding non-monetary assets. Bulletin B-12 also requires that monetary position and foreign exchange gains (losses) be excluded from non-cash items in the determination of resources provided by (used in) operating activities.

      c.  Translation of foreign subsidiaries

          The translation of foreign subsidiaries is in accordance with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" ("Bulletin B-15"). In accordance with Bulletin B-15, the Company translates the financial statements of subsidiaries under the "foreign entity method" applying the following procedures:

      . Foreign subsidiaries apply the restatement provisions of Bulletin B-10 and its amendments using the GCPI, which reflects the changes in the purchasing power of the monetary unit of the country in which the subsidiary operates.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


      . After the financial statements of the foreign subsidiary are restated to constant purchasing power, all assets and liabilities are translated to Mexican Pesos by applying the exchange rate in effect as of the balance sheet date. Income and expenses are translated using the exchange rate as of the balance sheet date for the reporting period.

      . The translation effects are recorded as part of shareholders' equity in the cumulative translation adjustment of foreign subsidiaries.

      d.  Temporary investments

          Short-term investments consist of marketable securities with maturities of less than 3 months and are carried at market value. Unrealized gains (losses) are included in income.

      e.  Investment in affiliated companies

          Investments in shares of affiliated companies in which the percentage of ownership is less than 10% are recorded at cost and restated in constant Mexican Pesos with December 31, 2001 purchasing power by applying factors derived from the NCPI.

      f.  Property, plant and equipment

          Property, plant and equipment are recorded at their acquisition cost, and are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin which are restated by applying factors derived from the GCPI of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance sheet date.

          Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

          The integral cost of financing attributable to assets under construction is capitalized. Capitalized integral financing costs include interest costs, gain from monetary position and foreign exchange gains or losses and are determined by reference to the Company's interest cost of outstanding borrowings directly attributable to the construction of assets. The integral cost capitalized in 2000 and 2001 was $1,937 and $31,070 respectively.

      g.  Depreciation

      Depreciation of property, plant and equipment is based upon the restated carrying value of the assets and calculated by the method of units produced, based on their useful lives and the estimated production capacity as shown below:

                                                  Years
                                                  -----
                         Buildings............... 25-50
                         Machinery and equipment. 23-40
                         Office equipment........  5-10
                         Transportation equipment   1-5
                         Computer equipment......   1-3

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

      h.  Debt issuance cost

          During 2001, the Company capitalized debt issuance cost amounting to $237,940 ($32,363 during 2000). Debt issuance cost is amortized over the period outstanding term of the debt on a straight-line basis, which does not materially differ from the interest method.

          For the year ended December 31, 2001, the Company wrote off expenses related to the Yankee Bond issuance with maturities in 2001 and 2003 of $13,114 and $19,707, respectively. The outstanding amount of the 2001 Yankee Bonds and $1,169,108 (US$128.3 million) of the 2003 Yankee Bonds were extinguished in 2001.

      i.  Goodwill and negative goodwill

          Acquired companies are recorded at their restated value; goodwill is the difference between the fair value of the net assets of the acquired company and the purchase price paid. If the purchase price paid exceeds the fair value of the net assets acquired, the excess is recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase price paid, the excess is recorded as negative goodwill. Both goodwill and negative goodwill are restated by applying factors derived from the NCPI and amortized under the straight-line method over a period not to exceed two years, which, in management's opinion approximates the period in which the acquired subsidiaries are integrated into the Company. (See Note 4).

      j.  Pension plans, seniority premiums and indemnities

          In accordance with Mexican Federal Labor Law, the Company's Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, "Labor Obligations", the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age.

          The cost of the employee retirement plans (pensions and seniority premiums), both formal and informal, is recognized as expense in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method.

          In accordance with Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, are charged to income in the year in which they become payable.

          A defined contribution pension plan has been established for the U.S. subsidiaries covering all employees who meet certain eligibility requirements. The benefits of such plan are based mainly on the employee's years of service and compensation.

      k.  Payments for retirements and terminations

      Payments for retirements and terminations are charged to income in the period in which they occur.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

      l.  Derivative financial instruments

          Effective on January 1, 2001, the Company adopted the guidelines of amended Bulletin C-2, "Financial Instruments" ("Bulletin C-2"), which gives new guidelines for the recognition and disclosure of derivative financial instruments. Bulletin C-2 requires, for instruments not designated as a hedge, the recognition of asset or liability derived from the difference between acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income. Upon adoption, the most significant effect of this new accounting bulletin was for the accounting of equity swap share ("Equity Swap") transactions, which the Company undertakes with respect to its own American Depositary Receipts as further discussed below.

          Derivative financial instruments are used by the Company primarily to manage its (i) interest rate risk and (ii) foreign exchange rate risk. Interest rate swaps are employed to achieve the Company's interest rate objectives. The interest differential to be paid or received under the related interest rate swap agreement is recognized over the life of the related contract and is included in interest expense or income. At December 31, 2000 and 2001, the Company had no open contracts.

          Additionally, the Company entered into several Equity Swap transactions with respect to its own American Depositary Receipts. The difference between the fair value and the acquisition cost of those shares (including purchase expenses and premiums or discounts) as well as financing cost was recorded directly to shareholders' equity through December 31, 2000. As a result of the adoption of Bulletin C-2, during 2001, the Company recorded $20,156 in the statement of income.

      m.  Revenue recognition

          Sales are recognized upon delivery of products and customer acceptance. Revenues are recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be measured reliably.

      n.  Income tax and employee statutory profit sharing

      The Company recognizes deferred income tax through the comprehensive asset and liability method, which consists in determining said tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities at the date of the financial statements. Beginning on January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing." The accrued effect of this accounting change, effective January 1, 2000, originated a net increase in the deferred tax liability in the amount of ($465,906) and a reduction of shareholders' equity of the same amount. Employee statutory profit sharing is determined at a 10% rate on the taxable income of the companies, adjusted accordingly to the provisions of the Mexican income tax law.

      o.  Foreign currency transactions

      Transactions denominated in foreign currency are recorded in Mexican Pesos at the exchange rate in effect at the date they are consummated. Assets and liabilities receivable and payable in foreign currency are translated into Mexican Pesos at the exchange rate in effect as of the balance sheet date. Exchange differences resulting from such translations are recognized in income for the year.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

      p.  Earnings per share

      Earnings per share computations are based on the net income attributable to the majority interest divided by the weighted average number of shares outstanding. Due to the merger mentioned in Note 1, the computation for the three years ended December 31, 2001 was based on the number of shares outstanding after the merger. The number of outstanding shares as of December 31, 1999, 2000 and 2001 is 94,072,122.

      q.  Long-lived assets

      The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

      r.  Segment reporting

      In August 1997, the International Accounting Standards Committee issued revised IAS No. 14, "Segment Reporting" ("IAS 14"), which is applicable to Mexican companies under Bulletin A-8. IAS 14, which is effective for years beginning after June 30, 1998, requires that companies look to their internal organizational structure and internal reporting system for the purpose of identifying segments. (See Note 17).

      s.  Comprehensive income

      As of January 1, 2001, Bulletin B-4, "Comprehensive Income", entered into effect. This bulletin requires that the various components of shareholders' equity resulting from non-owner transactions be shown in the statement of changes in shareholders' equity under the item of comprehensive income. Therefore, in order for the various items within the statement of changes in shareholders' equity to be comparable, said statement was restructured for prior years.

      t.  Convenience translation

      U.S. Dollar amounts shown in the combined and consolidated financial statement have been included solely for the convenience of the reader and are translated from Mexican Pesos, as a matter of arithmetic computation only, at an exchange rate of $9.1695 per U.S. Dollar, the interbank free market exchange rate reported by the Banco de Mexico as of December 31, 2001. Translation herein should not be construed as a representation that the Mexican Peso amounts have been or could be converted into U.S. Dollars at the foregoing or any other rate.

NOTE 4--ACQUISITIONS:

      a. In December 1999, the Company acquired Gilman Paper Company and affiliated companies, its converting plants and the assets of St. Mary's Railroad LLC (now known as Durango Paper Company). The acquisition totaled $1,154.2 million (US$119.9 million) and the negative goodwill amounted to $1,529,924 (US$158.9 million). This acquisition was financed with bank loans for an amount of $818.2 million (US$85.0 million) and a note payable to the seller for $235.8 million (US$24.5 million) and $100.2 million(US$10.4 million) was paid in cash. The amortization of negative goodwill for the years ended December 31, 1999, 2000 and 2001 was $84,997 and $1,019,948 and
   $424,979, respectively.

      On August 1, 2000, the Company reached a favorable purchase price adjustment settlement with the seller for US$6 million ($56.3 million). The Company received US$3 million ($28.2 million) in cash and a reduction to its note to the seller of US$3 million ($28.2 million).

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango,m S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


      b. In March 2000, the Company acquired from the Rincon family its 59% ownership interest in GIDUSA resulting in negative goodwill in the amount of $307,653, which was amortized fully in 2000.

NOTE 5--FOREIGN CURRENCY POSITION:

   As of December 31, the Mexican Peso to the U.S. Dollar, French Franc and Danish Kroner exchange rate was as follows:

                                U.S.   French Danish
                               Dollars Francs Kroners
                          -    ------- ------ -------
                          2000 9.6098  6.9535 7.9158
                          2001 9.1695  7.2808 8.2720

   As of December 31, 2000 and 2001 the Company had the following foreign currency monetary assets and liabilities:

                                       As of December 31, 2000
                                  --------------------------------
                                     U.S.        French    Danish
                                    Dollars      Francs    Kroners
                                  -----------  ---------  --------
                                             (thousands)
            Assets...............  US$105,637   FF         DK
            Current liabilities..     236,103     10,985       866
            Long-term liabilities     694,397      9,793       805
                                  -----------  ---------  --------
                                      930,500     20,778     1,671
                                  -----------  ---------  --------
            Net monetary position (US$824,863) (FF20,778) (DK1,671)
                                  ===========  =========  ========

                                       As of December 31, 2001
                                  --------------------------------
                                     U.S.        French    Danish
                                    Dollars      Francs    Kroners
                                  -----------  ---------  --------
                                             (thousands)
            Assets...............  US$ 90,007   FF           DK
                                  -----------  ---------  --------
            Current liabilities..     168,683      8,014       395
            Long-term liabilities     737,960     12,687
                                  -----------  ---------  --------
                                      906,643     20,701       395
                                  -----------  ---------  --------
            Net monetary position (US$816,636) (FF20,701)   (DK395)
                                  ===========  =========  ========

   The Company's foreign currency transactions were as follows:

                                                  Year ended December 31
                                         ----------------------------------------
                                             1999          2000          2001
                                         ------------  ------------  ------------
                                                        (thousands)
Sales...................................  US$ 236,866   US$ 558,867   US$ 433,802
Interest income.........................        1,096         3,145         2,558
Purchase of fixed assets and inventories     (236,503)     (581,333)     (456,771)
Interest expense........................      (76,722)      (95,333)     (111,876)
Other...................................       (4,328)      (11,753)      (17,831)
                                         ------------  ------------  ------------
                                         (US$  79,591) (US$ 126,407) (US$ 150,118)
                                         ============  ============  ============

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   Additionally, as of December 31, 2000 and 2001, the Company had non-monetary assets of foreign origin, amounting to US$925 million and US$1,072 million, respectively.

NOTE 6--ACCOUNTS RECEIVABLE:

   Accounts receivable consist of the following:

                                                    December 31,
                                                ---------------------
                                                   2000       2001
                                                ---------- ----------
          Trade................................ $2,012,261 $2,055,659
          Other................................    188,654    153,955
                                                ---------- ----------
                                                 2,200,915  2,209,614
          Less--Allowance for doubtful accounts    127,903    134,801
                                                ---------- ----------
                                                $2,073,012 $2,074,813
                                                ========== ==========

NOTE 7--INVENTORIES:

   Inventories consist of the following:

                                                  December 31,
                                              ---------------------
                                                 2000       2001
                                              ---------- ----------
             Finished products............... $  607,935 $  225,120
             Work in process.................     55,092     32,584
             Raw materials...................    558,630    415,579
             Direct material and spare parts.    394,439    404,339
             Molds and dies, net.............     49,524     65,407
             Merchandise in transit..........    513,282    173,244
             Advanced payment to suppliers...     84,426     71,227
             Other...........................     41,533      7,471
                                              ---------- ----------
                                               2,304,861  1,394,971
             Less--Allowance for obsolescence     41,051     44,633
                                              ---------- ----------
                                              $2,263,810 $1,350,338
                                              ========== ==========

NOTE 8--PROPERTY, PLANT AND EQUIPMENT:

   Property, plant and equipment consist of the following:

                                                            December 31,
                                                       -----------------------
                                                          2000        2001
                                                       ----------- -----------
  Land................................................ $ 1,049,861 $ 1,068,325
  Buildings...........................................   3,740,150   3,976,575
  Machinery and equipment.............................  23,515,633  22,205,699
  Transportation equipment, data-processing equipment,
    furniture and other...............................   1,692,483   1,787,723
  Construction in progress............................     474,756     344,580
                                                       ----------- -----------
                                                        30,472,883  29,382,902
  Less--Accumulated depreciation......................  14,231,942  14,134,970
                                                       ----------- -----------
                                                       $16,240,941 $15,247,932
                                                       =========== ===========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango,m S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $464,441, $507,414 and $423,092, respectively.

NOTE 9--OTHER ASSETS:

   Other assets consist of the following:

                                                           December 31,
                                                         -----------------
                                                           2000     2001
                                                         -------- --------
     Investment in shares of affiliated companies....... $ 32,545 $ 38,479
     Intangible pension assets--labor obligation Mexican
       subsidiaries.....................................  151,095   78,966
     Debt issuance costs................................   93,255  270,706
     Prepaid pension cost--foreign subsidiaries.........  102,503   29,177
     Other..............................................  131,803   82,024
                                                         -------- --------
                                                         $511,201 $499,352
                                                         ======== ========

   Total amortization expense was $42,871, $38,234 and $85,592 for 1999, 2000 and 2001, respectively. Total amortization expense includes amortization of debt issuance cost totaling $25,614, $24,800 and $54,977 for 1999, 2000 and 2001, respectively.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

NOTE 10--DEBT:

      a.  Short-term bank loans as of December 31, were comprised of:

                                                                                December 31,
                                                                              -----------------
                                                                                2000     2001
                                                                              -------- --------
Euro Commercial Paper for US$5 million, maturing in May 2002,
  bearing interest at 8.9% per annum......................................... $     -- $ 45,848

Bank loan for US$12 million with California Commerce Bank
  payable in a lump sum and maturing on January 5, 2001,
  bearing interest at LIBOR plus 1.65% per annum............................. $120,392       --

Bank loan for US$3 million with California Commerce Bank
  payable in a lump sum and maturing on March 5, 2001,
  bearing interest at LIBOR plus 1.65% per annum.............................   27,934       --

Bank loan for US$3 million with Bancomext, S.N.C.
  payable in a lump sum and maturing on April 25, 2001,
  bearing interest at LIBOR plus 3.52% per annum.............................   30,097       --

Bank loan for US$35 million with Bank of America
  payable in a lump sum and maturing on January 31, 2001,
  bearing interest at LIBOR plus 3% per annum................................  325,907       --

Bank loan for US$3.1 million with Mifel payable in a lump sum and maturing on May 30, 2002, bearing interest at LIBOR plus 4.8926% per annum.
  Outstanding amount as of December 31, 2001 was US$0.8 million..............   31,363    7,291

Bank loan for US$35 million with Bank of America payable in a lump sum and maturing on January 2004, bearing interest at LIBOR plus 3.0% per annum.
  Outstanding amount as of December 31, 2001 was US$17.4 million.............       --  159,785

Bank loan for US$15 million with Bank of America payable in a lump sum and maturing in January 2004, bearing interest at LIBOR plus 3.5% per annum.
  Outstanding amount as of December 31, 2001 was US$6.2 million..............       --   57,306

Other short-term loan debt...................................................    6,722    8,132
                                                                              -------- --------
                                                                              $542,415 $278,362
                                                                              ======== ========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


      b.  Long-term debt as of December 31, was comprised of:
                                                                                                     December 31,
                                                                                                 ---------------------
                                                                                                    2000       2001
                                                                                                 ---------- ----------
Bonds for US$150 million, registered with the Securities and Exchange Commission ("Yankee
  Bonds"), with Chase Manhattan Bank acting as trustee, payable in a lump sum and maturing on July 15, 2001, bearing interest at a fixed rate (12% per annum), payable semiannually.
  This loan was repaid during 2001.............................................................. $1,504,894 $       --

Yankee Bonds for US$250 million, with The Bank of New York acting as trustee, payable in a lump sum and maturing on August 1, 2003, bearing interest at a fixed rate (12.625% per annum), payable semiannually. As of December 31, 2001 the outstanding amount was
  US$121.7 million..............................................................................  2,508,158 $1,116,020

Yankee Bonds for US$301.7 million, with The Chase Manhattan Bank acting as trustee, payable in a lump sum and maturing on August 1, 2006, bearing interest at a fixed rate
  (13.125% per annum), payable semiannually.....................................................         --  2,766,832

Yankee Bonds for US$10.4 million, with The Chase Manhattan Bank acting as trustee, payable in a lump sum and maturing on August 1, 2008, bearing interest at fixed rate (13.5% per
  annum), payable semiannually..................................................................         --     95,024

Bank loan for US$50 million with the Chase Manhattan Bank payable in five semiannual installments beginning on December 5, 2000, bearing interest at LIBOR plus 1.50% per annum, payable semiannually. Outstanding amount as of December 31, 2001 was US$20
  million.......................................................................................    401,305    183,390

Bank loan for US$22 million with Banamex payable in a lump sum and maturing in June 2001, bearing interest at 10.20% per annum, payable semiannually. This loan was repaid during
  2001..........................................................................................    220,717         --

Bank loan for US$11.7 million with California Commerce Bank payable in a lump sum and
  maturing in January 2003, bearing interest at LIBOR plus 2.75% per annum......................         --    107,100

Bank loan for US$35 million with Bank of America payable in a lump sum and maturing in
  January 2004, bearing interest at LIBOR plus 3.0% per annum. This loan was repaid during
  2001. This loan was repaid during 2001........................................................    325,907         --

Bank loan for US$15 million with Bank of America payable in a lump sum and maturing in
  January 2004, bearing interest at LIBOR plus 3.5% per annum. . This loan was repaid during
  2001..........................................................................................    139,674         --

Financial lease agreement for the acquisition of machinery for US$1.5 million with Bank of
  America maturing on February 2005, bearing interest at LIBOR plus 3.5% per annum.
  Outstanding amount as of December 31, 2001 was US$1.2 million.................................     15,234     11,293

Financial lease agreement for the acquisition of machinery for US$5.6 million with
  Bankamerica maturing on February 2005 and August 2007, bearing interest at LIBOR plus
  3.5% per annum. During 2001, the Company increased the amount of the financial lease by
  US$17.3 million. Outstanding amount as of December 31, 2001 was US$22.9 million (1)...........     56,226    210,208

Financial lease agreement for the acquisition of machinery for US$1.5 million with GE Capital
  Leasing maturing in May 2002, bearing interest at LIBOR plus 3.25% per annum (1)..............     14,720         --

Financial lease agreement for the acquisition of machinery for US$6.9 million with GE Capital
  Leasing maturing in October 2008, bearing interest at LIBOR plus 3.25% per annual (1).........         --     63,432

Bank loan for US$9 million ($9.5 million Euros) with Commerze Bank, payable in a lump sum
  and maturing in January 2010, bearing interest at Eurolibor plus 1.15% per annum..............         --     82,922

--------
(1)The leased machinery has been pledged as collateral.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


                                                                                       December 31,
                                                                                   ---------------------
                                                                                      2000       2001
                                                                                   ---------- ----------
Bank loan for US$72 million with Banamex payable in a lump sum and maturing in
  May 2005, bearing interest at LIBOR plus 1.95% per annum........................    722,348         --

Bank loan for US$94 million with Banamex payable in quarterly installments from
  March 2003 through June 2005, bearing interest at LIBOR plus 2.80% per annum....         --    861,934

Bank loan for US$80 million with Bancomext, S.N.C. payable in 14 semiannual installments beginning July 2002, bearing interest at LIBOR plus 7.0% per annum,
  collateralized with machinery and equipment.....................................    802,610    733,559

Bank loan for US$15 million with California Commerce Bank payable in a lump sum
  and maturing in May 2004, bearing interest LIBOR plus 3.25% per annum...........         --    137,543

Subordinated promissory note for US$24.5 million to HG Estate maturing on
  December 17, 2004, bearing interest at 10% per annum, payable semiannually.
  Outstanding amount as of December 31, 2001 was US$30.2 million..................    228,135    276,758

Notes payable for US$18.1 million to HG Estate maturing in April, 2003 and
  December 2002, US$12.1 million bearing interest at 10.0% per annum and US$6.1
  million bearing interest at 12.5% per annum.....................................    168,541    165,968

Bank loan for US$15.4 million, with Bancomext, S.N.C. payable in 14 semiannually installments maturating on September 2009, bearing interest at LIBOR plus 6.5%
  per annum.......................................................................    154,503    141,211

Other long-term debt..............................................................     70,598    137,889
                                                                                   ---------- ----------
                                                                                    7,333,570  7,091,083

Current portion of long-term debt.................................................    243,060    283,464
                                                                                   ---------- ----------
                                                                                   $7,090,510 $6,807,619
                                                                                   ========== ==========

   As of December 31, 2001, the maturities of the long-term debt were as follows:

                       Year ended December 31   Amount
                       ---------------------- ----------
                        2003................. $1,770,436
                        2004.................    793,554
                        2005.................    760,636
                        2006.................  2,936,381
                        2007 and thereafter..    546,612
                                              ----------
                                              $6,807,619
                                              ==========

   The Yankee Bonds, bank loans and financial lease agreements contain covenants, obligations and restrictions with which the Company and/or its subsidiaries must comply, mainly in respect of contracting other credit lines, payment of dividends and decrease in capital stock, restrictions in transactions with related parties and the maintenance of certain financial ratios. As of December 31, 2001, the Company and its subsidiaries were in compliance with their financial covenants.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


      c. The Company has a Euro Commercial Paper Program of US$100 million, of which, as of December 31, 2001, US$5 million had been utilized.

      d.  The following is an analysis of the leased property:

                                              As of December 31,
                                              ------------------
                                                2000      2001
                                              --------  --------
               Machinery and equipment....... $272,052  $382,690
               Less: Accumulated depreciation  (40,648)  (23,200)
                                              --------  --------
                                              $231,404  $359,490
                                              ========  ========

   As of December 31, 2001, the future minimum lease payments and the present value of the future minimum lease payments were as follows:

                Year ended December 31                  Amount
                ----------------------                 --------
                2002.................................. $ 58,029
                2003..................................   50,344
                2004..................................   55,059
                2005..................................   47,088
                2006 and thereafter...................  123,783
                                                       --------
                                                        334,303
                Less--Amount representing interest....   49,370
                                                       --------
                Present value of minimum lease payment $284,933
                                                       ========

NOTE 11--FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL TRANSACTIONS:

      a. The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

      As of December 31, 2000 and 2001, the carrying amount of cash and temporary investments, accounts receivable, trade accounts payable and accrued liabilities and other accounts payable approximate their fair value because of their short maturity. The net carrying value of accounts receivable represents the cash flow expected to be received by the Company.

      As of December 31, 2000 and 2001, the carrying amount of short-term debt approximates its fair value due to the variable rate used in such instruments and its short-maturity term.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

   As of December 31, the estimated fair values of the Company's long-term debt are as follows:

                                                   2000                  2001
                                           --------------------- ---------------------
                                            Carrying              Carrying
                                             amount   Fair value   amount   Fair value
                                           ---------- ---------- ---------- ----------
Yankee Bonds (1).......................... $4,013,052 $3,921,671 $3,977,876 $3,712,353

Variable debt (2):
Libor plus 1.5% notes.....................    401,305    373,487
Libor plus 1.65% notes....................    381,239    380,186
Libor plus 1.90% notes....................    300,979    300,840
Libor plus 2.00% notes....................     40,130     40,149
Libor plus 3.0% notes.....................    325,907    385,325
Libor plus 3.5% notes.....................    139,674    165,139
Libor plus 5.0% notes.....................    154,503    182,665
Libor plus 7.0% notes.....................    802,610    751,796    733,559    839,852
Financial lease agreements bearing
  interest LIBOR plus 2.5% and 3.5%.......     86,180     86,180    284,933    284,933
Libor plus 6.0% notes.....................                          141,211    141,211
Libor plus 3.0% and 3.5% notes............                          137,543    137,543
Libor plus 2.8% notes.....................                          861,934    861,934
Libor plus 2.75% notes....................                          107,100    107,100
Eurolibor plus 1.15% notes................                           82,922     82,922
Subordinated promissory note bearing
  interest at 10%.........................    228,135    228,141    276,758    276,758

Other notes bearing interest at 10% to 12%    168,541    168,545    165,968    165,968
Bank loan bearing interest at 10.15%......    220,717    220,717
Other debt................................     70,598     72,831    137,889    137,889
                                           ---------- ---------- ---------- ----------
                                           $7,333,570 $7,277,672 $6,907,693 $6,748,463
                                           ========== ========== ========== ==========

--------
(1)The fair value of the Yankee Bonds is estimated based on quoted market prices.

(2)Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of the existing debt.

      b. As of December 31, the estimated fair value of the Company's financial derivatives is as follows:

                                      2000             2001
                                ---------------- ----------------
                                Carrying  Fair   Carrying  Fair
                                 amount   value   amount   value
                                -------- ------- -------- -------
               (1)  Equity Swap $66,268  $66,268 $68,266  $68,266
                                =======  ======= =======  =======

       -
   (1) The Company entered into several equity swaps with respect to its American Depositary Receipts ("ADRs"). The carrying value of these contracts is as follows:

                                                        December 31,
                                                    --------------------
                                                       2000       2001
                                                    ---------  ---------
       Loss from valuation of financial instruments ($ 67,121) ($ 67,374)
       --Financial cost for period.................   (10,672)   (10,576)
       --Financial cost from prior periods.........   (27,624)   (37,499)
       --Accumulated financial cost paid...........    39,149     47,183
                                                    ---------  ---------
                                                    ($ 66,268) ($ 68,266)
                                                    =========  =========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   Balances of ($66,268) as of December 31, 2000 and of ($68,266) as of December 31, 2001 were recorded in long-term liabilities as derivative instruments, with a corresponding adjustment to shareholders' equity and income statement in 2000 and 2001, respectively. (See note 3l)

   The fair value of the equity swaps are estimated based on its quoted market price.

  Concentration of credit risk

   The financial instruments which potentially are subject to a concentration of credit risk are principally cash and temporary investments and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.

NOTE 12--PENSION PLANS AND SENIORITY PREMIUMS:

      a. The valuation of labor obligations for retirement pensions and seniority premiums covers all Mexican employees. The principal financial data related to these obligations is as follows:

                                                                     December 31,
                                                                 -------------------
                                                                    2000      2001
                                                                 ---------  --------
Current benefit obligation...................................... $ 228,194  $167,646
Plan assets.....................................................      (402)
                                                                 ---------  --------
Net current liability........................................... $ 227,792  $167,646
                                                                 =========  ========
Projected benefit obligation.................................... $ 297,720  $200,521
Unamortized transition asset....................................  (189,495)  (92,533)
Unamortized differences in assumptions and experience adjustment   (52,303)  (21,207)
Plan assets.....................................................      (402)
                                                                 ---------  --------
Projected net liability.........................................    55,520    86,781
Additional minimum liability....................................   172,272    80,865
                                                                 ---------  --------
Labor obligations............................................... $ 227,792  $167,646
                                                                 =========  ========
Intangible pension asset-labor obligation.......................   151,095    78,966
                                                                 =========  ========
Amortization period (years):
Transition asset................................................      18.5      18.5
Experience adjustment...........................................        24        24

   The net cost for the year consisted of the following:

                                                   December 31,
                                              -----------------------
                                               1999    2000    2001
                                              ------- ------- -------
           Service cost...................... $15,470 $14,753 $ 8,960
           Amortization of prior service cost  18,909  17,636   8,344
           Financial cost for the year.......  15,984  13,930   9,470
                                              ------- ------- -------
                                              $50,363 $46,319 $26,774
                                              ======= ======= =======

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   Prior service costs (transition liability), plan amendment costs and actuarial losses are recorded through charges to income using straight-line method over the average remaining service life over which employees are expected to receive the benefits.

   During 2001, due to labor contract terminations of the subsidiaries Compania Papelera de Atenquique, S.A. de C.V. and Ponderosa Industrial de Mexico, S.A. de C.V., cash severance payments were made amounting to $162,695.

   The following actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans and seniority premiums (excluding inflation effects):

                                            December 31,
                                           -------------
                                           1999 2000 2001
                                           ---- ---- ----
                      Discount rate.......  5%   5%   5%
                      Salary increase rate  2%   2%   2%

      b. The subsidiaries in the U.S. have established the following employee benefits: a 401 (k) retirement savings plan, money purchase and defined benefit plans, health insurance plan, disability plan, and life insurance plan. For the years ended December 31, 1999, 2000 and 2001, total expenses related to these plans were $1,449 (US$158), $90,218 (US$9,839) and $99,507
   (US$10,852), respectively.

   The principal financial data and significant assumptions related to the defined benefit obligation plans related to foreign subsidiaries are as follows:

                                                  December 31,
                                             ---------------------
                                                2000        2001
                                             ----------  ---------
             Projected benefit obligation...  $ 433,402  $ 446,678
             Plan assets....................   (456,211)  (393,092)
             Unrecognized net loss..........    (47,683)  (121,287)
             Unrecognized prior service cost    (32,011)   (29,177)
             Additional minimum liability...               150,464
                                             ----------  ---------
             Net pension (asset) liability.. ($ 102,503) $  53,586
                                             ==========  =========

   The additional minimum liability has been offset by an intangible asset amounting to $29,177 to the extent of previously unrecognized prior service costs. The remaining amount of $121,287 was recorded as a component of shareholders' equity.

   The net cost for the year consisted of the following:

        Service cost................................... $ 7,774 $ 7,348
        Interest cost..................................  30,725  30,987
        Amortization of unrecognized prior service cost   2,373   2,459
                                                        ------- -------
                                                        $40,871 $40,794
                                                        ======= =======

   The expected return on plan assets was $45,176 and $39,234 for the years ended December 31, 2000 and 2001, respectively.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   The actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans of foreign subsidiaries as follows:

                                                               December 31,
                                                               ----------
                                                               2000   2001
                                                               ----   ----
     Expected long-term rate of return of plan assets......... 9.00%  9.00%
     Weighted average discount rate for year end funded status
       of all benefits costs.................................. 7.25%  7.25%

NOTE 13--CONTINGENCIES AND COMMITMENTS:

   The Company has the following contingencies and commitments:

      I.  Contingencies:

          a. The Company is contingently liable for indemnities payable to employees in case of dismissal under certain circumstances as provided by the Mexican Federal Labor Law. As of December 31, 2001, no obligations were recognized in the financial statements.

          b. The Company may be subject to a contingent liability for additional taxes resulting from reviews of the tax returns filed by the Company should its interpretation criteria differ from that of the Mexican tax authorities.

          c. The Company has initiated an injunction against the Mexican tax authorities regarding the methodology used to determine its employee statutory profit sharing. Management does not believe that any liabilities relating to this injunction are likely to have a material adverse effect on the Company's consolidated financial condition or result of operations.

      II.  Commitments:

          a. As of December 31, 2001, the Mexican subsidiaries lease certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $36,981, $58,164 and $70,793 for the years ended December 1999, 2000 and 2001, respectively.

   As of December 31, 2001 estimated future minimum lease payments under noncancelable operating leases were as follows:

2002............... $ 36,435
2003...............   20,702
2004...............   16,189
2005...............   12,796
2006...............    9,800
2007 and thereafter   39,124
                    --------
Total.............. $135,046
                    ========

          b. As of December 31, 2001 the U.S. subsidiaries lease certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $12,850, $25,988 and $23,340 for the years ended December 1999, 2000 and 2001, respectively.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   As of December 31, 2001 estimated future minimum lease payments under noncancelable operating leases were as follows:

2002............... $ 18,679
2003...............   16,220
2004...............   13,314
2005...............   19,568
2006...............    6,987
2007 and thereafter   48,479
                    --------
Total.............. $123,247
                    ========

          c. Pursuant to the Durango Paper Company Purchase Agreement (the "Purchase Agreement"), which was executed in conjunction with the acquisition of the Gilman Paper Company (See Note 4), liabilities with respect to environmental matters arising prior to the closing date are the responsibility of the seller, except for the first US$1.6 million of indemnified onsite location environmental losses (as defined) and except for the commitment related to the cluster rules (U.S. environmental standards that are to be complied with by the Company), which originally amounted to approximately US$32 million of which the seller paid US$10.1 million prior to December 17, 1999 (closing date). The remaining amount of the commitment is guaranteed by Durango Paper Company, with the seller providing financing in the amount of US$18.4 million, to be repaid US$12.7 million in 2002 and the balance in 2003, and an additional US$3.9 million to be financed by suppliers.

          d. The Company has entered into a three-year commitment beginning on June 1, 2001(automatically renewable for a period of three years unless terminated by either party to the agreement) to obtain a minimum amount of wood chips at specified prices directly from specific sawmills (the "Supply Agreement"). Pursuant to the Supply Agreement, the minimum amounts and prices have been established for the year ended December 31, 2001 as follows: approximately 494,000 standard short tons at a price defined in the Supply Agreement and to be shipped at the rate of approximately 9,500 tons per week. Minimum volumes are subject to annual adjustments effective January 1 of each year and semiannual price adjustments effective January 1 and July 1 of each year based on market prices in the relevant market area. The commitment for 2002 has not yet been determined.

          e. The Company entered into two contracts: one for the acquisition of sludge pressing services and another for steam services. The steam services commitment is to purchase approximately 72 million pounds of steam on a monthly basis at a price of US$1.78 per thousand pounds (approximately US$1.5 million per year). The sludge pressing services commitment is to purchase approximately 180,000 tons of sludge pressing services per year at a price of US$18.00 per ton (approximately US$3.2 million per year). These commitments expire in the year 2012.

          f. In April 2001, the subsidiary company Durango Georgia Converting LLC ("DGC") sold the assets of its "Sky" division to TST Impreso Inc. ("TST"). TST paid the amount of US$11.6 million, subject to a purchase price adjustment. As a part of this transaction, DGC and TST entered into a five year agreement, under which DGC or its affiliated companies will supply paper and boxes to TST.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

          g. In June 2001, DGC sold the assets of its "Eastman" division to Stone Corporation ("SC"). SC paid the amount of US$15.6 million, subject to a purchase price adjustment. As a part of this transaction, DGC and SC entered into a three year agreement, under which DGC will supply paper to SC.

          h. At December 31, 2001, the Company holds the rights to various water wells, which can be revoked if the Company does not comply with certain requirements established by the Federal Mexican Government.

          i. On March 22, 2002, Durango Georgia Paper Company, entered into agreements with Sweetheart Cup Company Inc. and The Fonda Group, Inc. to supply up to 100,000 tons of paper per year over each of the next five years. Under the paper supply agreements, Sweetheart and Fonda will pay market price for the type, grade, weight and thickness of the board ordered by them, subject to certain rebates which will be applied as a credit against future purchases.

NOTE 14--CAPITAL STOCK:

   As of December 31, 2001, the nominal capital stock amounted $1,412,214, and the fixed minimum portion without a right to withdrawal is $699,714, represented by 46,610,100 common nominative Series "A" shares without par value. The variable portion of capital stock amounted $712,500, represented by 47,462,022 common nominative Series "A" shares without par value.

NOTE 15--RETAINED EARNINGS:

          a. In Mexico, income for the year is subject to legal requirements which provide that 5% of income for each year be allocated to increasing the legal reserve, until this reserve reaches the equivalent of one-fifth of the amount of paid-in capital stock.

          b.  Dividend tax regime:

          Dividends paid will be free of income tax if paid out of the Net Taxable Income Account ("CUFIN"). A 35% rate will be paid on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by a factor of 1.5385. The applicable tax will be payable by the Company, and it may be credited against income tax that the Company is subject to in the following three fiscal years. Dividends paid will not be subject to any tax withholding.

          c. Under Mexican corporate law, the Company is not permitted to declare or pay dividends if the dividends from its subsidiaries are not received first. Additionally, neither the Company nor its subsidiaries is permitted to declare or pay dividends as a result of the negative covenants established in the debt instruments placed in the Mexican and international markets.

NOTE 16--PROVISION FOR INCOME AND ASSET TAXES:

   The income tax ("ISR") provision at December 31, is comprised as follows.

                                 1999       2000        2001
                              ---------  ----------  ---------
                 ISR current. ($150,794) ($ 244,871) ($195,027)
                 Asset taxes.   (22,798)    (26,797)   (23,933)
                 ISR deferred        --    (350,958)   257,419
                              ---------  ----------  ---------
                              ($173,592) ($ 622,626)  $ 38,459
                              =========  ==========  =========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   As of December 31, 2000 and 2001, the main components of the deferred income tax are as follows:

                                                 2000         2001
                                             -----------  -----------
          Inventories....................... $   906,561  $   (52,286)
          Property, plant and equipment, net  12,038,810   11,367,773
          Liability provisions..............    (881,016)    (444,325)
          Tax loss carryforwards............  (2,657,715)  (2,055,954)
          Deferred assets...................     266,997      358,876
                                             -----------  -----------
                                               9,673,637    9,174,084
          Income tax rate...................          35%          35%
                                             -----------  -----------
          Deferred income tax...............   3,385,773    3,210,929
          Recoverable tax on assets.........     294,387      368,238
                                             -----------  -----------
          Income tax payable................ $ 3,091,386  $ 2,842,691
                                             ===========  ===========

   Of the deferred income tax recorded as of December 31, 2000 and 2001, $6,979 and $20,858, respectively, was recorded directly to the restatement of non-monetary assets within shareholders' equity as it resulted from temporary differences generated by non-monetary items, principally inventories and property, plant and equipment.

   As of December 31, 2001, the Company had tax loss carryforwards in the approximate amount of $1,954,456, which are subject to an additional NCPI restatement and may reduce future years' taxable income for income tax purposes as shown below:

                         Year of expiration    Amount
                         ------------------  ----------
                         2004............... $  230,063
                         2005...............    618,772
                         2006...............    215,701
                         2007...............    154,176
                         2008...............    126,253
                         2009 and thereafter    609,491
                                             ----------
                                             $1,954,456
                                             ==========

   As of December 31, 2001, the foreign subsidiaries' tax loss carryforwards amounted to $101,498 and expire in 2003 and 2004.

   Asset tax is calculated at a rate of 1.8% on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such years. As of December 31, 2001, the asset tax carryforwards totaled $368,238.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

   The reconciliation between the statutory and effective income tax rate is shown below:

                                                          December 31,
                                                          ------------
                                                           2000   2001
                                                          -----  -----
                                                                %
        ISR at the statutory rate........................  35.0   35.0
        Increase (decrease) in effective ISR rate due to:
        Purchases........................................  (4.2)  23.0
        Depreciation.....................................   0.4    0.0
        Net effect of the comprehensive financing cost...   0.9   (1.4)
        Reserves.........................................   0.7   (0.4)
        Non-deductible expenses..........................   0.8    1.3
        Goodwill......................................... (21.9) (19.9)
        Tax loss carryforwards...........................  (2.8) (26.0)
        Loss in fixed assets sold........................   2.8   11.8
        Other............................................   0.0    6.0
                                                          -----  -----
        Effective income tax rate........................  11.7   29.4
                                                          =====  =====

   As a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate (35%) will be reduced annually to a nominal rate of 32% in 2005. Consequently, the effect of this gradual decrease in the income tax rate is estimated to reduce the deferred income tax liabilities by approximately $241,983 in 2002.

   The Company is authorized by the Ministry of Finance and Public Credit to file income tax returns on a consolidated basis with some of its Mexican subsidiaries. Effective January 1, 1999, as a result of a change in the income tax law, consolidated taxable income or loss methodology have changed, the most significant modifications are the following:

  . Recognizing the proportional taxable income or loss of subsidiaries to the extent of taking the ownership percentage of the holding company in the subsidiaries and multiplying the amount by a factor of 0.60. Controlled companies with prior years tax loss carryforwards shall be considered at the total percentage of direct or indirect equity participation share.

  . Eliminating the concept of effective control of subsidiaries. Companies in which a direct or indirect equity interest of less than 50% is held should not be included in the consolidated tax return.

  . The tax losses of the Company and its subsidiaries, which originated individually, and which cannot be offset under the tax terms in effect, must be added to income or deducted from the consolidated tax loss in the year in which the rights expire.

NOTE 17--FINANCIAL INFORMATION BY BUSINESS SEGMENTS:

   Reportable segments are those that are based on the Company's method of internal reporting.

   The Company is managed on a product basis and its reportable segments are as follows:

  Packaging

   Manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


  Paper

   Manufacturing and selling of kraft and semikraft paper and paper to be used in the manufacturing of newspapers, books and magazines.

  Other business

   Manufacturing and selling of plywood and particleboard.

   Prices between segments are based on market prices. Management evaluates each business segment according to its operating results.

   The accounting policies of the segments are the same as those described in
Note 3.

   For the years ended December 31, 1999, 2000 and 2001, the financial information by business segments is as follows:

                                                      Operating
                                                        income
                                                        before
                                                     depreciation Depreciation
               Sales to    Intersegment                  and          and      Operating
             third parties    sales     Total Sales  amortization amortization  income
             ------------- ------------ -----------  ------------ ------------ ----------
1999
Packaging...  $ 4,265,113  $    59,058  $ 4,324,171   $  781,365    $111,270   $  670,095
Paper.......    3,421,788    4,236,194    7,657,982      958,538     333,388      625,150
Other.......      652,309       60,186      712,495      141,180      37,040      104,140
Eliminations                (4,355,438)  (4,355,438)
              -----------  -----------  -----------   ----------    --------   ----------
              $ 8,339,210  $        --  $ 8,339,210   $1,881,083    $481,698   $1,399,385
              ===========  ===========  ===========   ==========    ========   ==========
2000
Packaging...  $ 5,494,724  $    87,014  $ 5,581,738   $  822,287    $112,106   $  710,181
Paper.......    5,754,281    4,619,207   10,373,488      985,910     376,593      609,317
Other.......      525,862       54,677      580,539       78,762      32,149       46,613
Eliminations                (4,760,898)  (4,760,898)
              -----------  -----------  -----------   ----------    --------   ----------
              $11,774,867  $        --  $11,774,867   $1,886,959    $520,848   $1,366,111
              ===========  ===========  ===========   ==========    ========   ==========
2001
Packaging...  $ 4,317,787  $    84,359  $ 4,402,146   $  636,401    $103,011   $  533,390
Paper.......    5,092,933    3,651,914    8,744,847      746,102     334,980      411,122
Other.......      220,896       41,945      262,841       54,151      15,716       38,435
Eliminations                (3,778,218)  (3,778,218)
              -----------  -----------  -----------   ----------    --------   ----------
              $ 9,631,616  $        --  $ 9,631,616   $1,436,654    $453,707   $  982,947
              ===========  ===========  ===========   ==========    ========   ==========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

   As of December 31, segment information related to assets, liabilities and additions to property, plant, and equipment is as follows:

                                                        Additions
                                                       to property,
                                            Segment     plant and
                          Segment assets  liabilities   equipment
             -            -------------- ------------  ------------
             1999
             Packaging...  $ 19,620,602  $ 10,510,893   $   90,099
             Paper.......    27,743,509     8,148,562       79,455
             Other.......     1,266,956       326,121       14,302
             Eliminations   (26,771,281)   (6,672,542)
                           ------------  ------------   ----------
                           $ 21,859,786  $ 12,313,034   $  183,856
                           ============  ============   ==========
             2000
             Packaging...  $ 17,317,189  $ 11,768,722   $  198,383
             Paper.......    31,004,288    11,574,152      867,325
             Other.......     1,624,089     1,034,910        9,148
             Eliminations   (28,056,571)  (10,041,155)          --
                           ------------  ------------   ----------
                           $ 21,888,995  $ 14,336,629   $1,074,856
                           ============  ============   ==========
             2001
             Packaging...  $ 20,519,620  $ 11,853,303   $  389,586
             Paper.......    20,622,332     7,867,003      295,860
             Other.......     1,552,274       976,347      138,977
             Eliminations   (22,999,682)   (8,229,234)          --
                           ------------  ------------   ----------
                           $ 19,694,544  $ 12,467,419   $  824,423
                           ============  ============   ==========

   Geographical segment information is as follows:

                                                  Segment
                                                   fixed
                                    Net sales     assets
                                   -----------  -----------
                     1999
                     Mexico....... $10,965,261  $12,748,365
                     United States   1,729,387    3,332,589
                     Eliminations.  (4,355,438)
                                   -----------  -----------
                                   $ 8,339,210  $16,080,954
                                   ===========  ===========
                     2000
                     Mexico....... $11,505,608  $12,648,952
                     United States   5,030,157    3,591,989
                     Eliminations.  (4,760,898)
                                   -----------  -----------
                                   $11,774,867  $16,240,941
                                   ===========  ===========
                     2001
                     Mexico....... $ 9,850,389  $11,818,925
                     United States   3,559,445    3,429,007
                     Eliminations.  (3,778,218)          --
                                   -----------  -----------
                                   $ 9,631,616  $15,247,932
                                   ===========  ===========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   The last financial information shown is useful in the making of decisions by the Company's management.

NOTE 18--SPECIAL ITEMS:

   As of December 31, 2001, special items are as follows:

Severance Compania Papelera de Atenquique, S.A. de C.V. (1)..................... $147,416
Severance Ponderosa Industrial de Mexico, S.A. de C.V. (Plywood plant) (1)......   10,451
Net loss on sale of certain non-strategic assets (Sky and Eastman divisions) (2)  113,190
                                                                                 --------
Total special items............................................................. $271,057
                                                                                 ========

--------
(1)Early in 2001, the Company entered into negotiations with its unions, with the objective of canceling labor contracts still in effect after approximately 50 years regarding the operations of Compania Papelera de Atenquique, S.A. de C.V. and Ponderosa Industrial de Mexico, S.A. de C.V. After a few months of negotiations, such contracts were terminated and the number of workers was reduced.

(2)In April and May 2001, certain non-strategic assets (the Sky and Eastman divisions) of Durango Georgia Paper Company (a subsidiary of DPC) were sold, generating a loss as the book value under Mexican GAAP was higher than the price for which they were sold.

NOTE 19--NEW ACCOUNTING STANDARDS:

   In November 2001, the MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the Company's immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

   In addition, in December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


NOTE 20--SUBSEQUENT EVENTS:

a. With the objective of optimizing financing and operating resources, the management of the Company decided to merge some of its subsidiaries as follows:

       1. On April 25, 2002, the merger of MCC II Inc. with and into McKinley Container Company was authorized with the latter as the surviving entity.

       2. On April 25, 2002, the merger of McKinley Container L.P. with and into McKinley Container Company was authorized with the latter as the surviving entity.

       3. On April 25, 2002, the merger of McKinley Container Company with and into Durango McKinley Paper Company was authorized with the latter as the surviving entity.

       4. On April 26, 2002, the merger of Durango Georgia Sales Company with and into Durango McKinley Paper Company was authorized with the latter as the surviving entity.

NOTE 21--RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP

   The Company's combined and consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP combined and consolidated financial statements include the effects of inflation as provided for under Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

   The principal differences between Mexican GAAP and U.S. GAAP, other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on combined and consolidated net income and shareholders' equity. Reconciling items are presented net of any gain or loss from monetary position.

   Reconciliation of combined and consolidated net income:

                                                               Years ended December 31,
                                                          ----------------------------------
                                                             1999         2000        2001
                                                     -    ----------  -----------  ---------
Net income under Mexican GAAP.......................      $1,004,203  $ 1,451,523  $ 775,813
Deferred income taxes............................... i       492,803     (269,217)  (288,671)
Deferred employee profit sharing.................... i       108,385      (47,072)    14,003
Employee benefits................................... ii        3,265           --         --
Purchase accounting adjustments:                     iii
   .  Amortization of negative goodwill.............         (95,394)  (1,406,571)  (424,979)
   .  Depreciation..................................         145,780      193,013    157,739
   .  Other reserves................................         121,963           --         --
Reversal of loss on sale of fixed assets............ iv           --           --    116,572
Effect of fifth amendment to Bulletin B-10.......... v       (44,389)     (65,198)   (58,714)
Loss on extinguishment of Yankee Bonds.............. vi           --           --     14,267
Debt issuance costs................................. vii          --           --    (74,526)
Capitalized financing costs......................... viii         --           --     24,513
Effect of Bulletin B-15 on prior years.............. ix       13,724       71,593         --
Equity Swaps........................................ x        72,940      (78,845)        --
Effect of U.S. GAAP adjustments on minority interest xi     (469,550)     160,328     (1,166)
                                                          ----------  -----------  ---------
U.S. GAAP net income before extraordinary items.....      $1,353,730  $     9,554  $ 254,851
Extraordinary loss--Extinguishment of
  debt, net of taxes................................              --           --    (28,348)
                                                          ----------  -----------  ---------
U.S. GAAP net income................................      $1,353,730  $     9,554  $ 226,503
                                                          ==========  ===========  =========
U.S. GAAP income per share before
  extraordinary loss ...............................      $    14.40  $      0.10  $    2.71
                                                          ==========  ===========  =========
Extraordinary loss - Extinguishment of debt,
  net of taxes .....................................      $       --  $        --  $   (0.30)
                                                          ==========  ===========  =========
U.S. GAAP basic and diluted income per share .......      $    14.40  $      0.10  $    2.41
                                                          ==========  ===========  =========
Weighted average shares outstanding (000's) ........          94,072       94,072     94,072
                                                          ==========  ===========  =========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   Reconciliation of combined and consolidated shareholders' equity:

                                                              Year ended December 31,
                                                       -------------------------------------
                                                           1999         2000         2001
                                                       -----------  -----------  -----------
Total shareholders' equity corresponding to
  majority interest under Mexican GAAP...........      $ 7,133,318  $ 6,129,020  $ 7,187,528
Deferred income taxes............................ i     (2,122,254)     405,008       52,993
Deferred employee profit sharing................. i       (894,474)    (941,546)    (927,543)
Purchase accounting adjustments:                  iii
   .  Accumulated negative goodwill..............       (4,624,538)  (5,644,412)  (6,069,392)
   .  Accumulated depreciation...................          258,667      451,681      609,420
Reversal of loss on sale of fixed assets......... iv            --           --      116,572
Effect of fifth amendment to Bulletin B-10:       v
   .  Fixed assets...............................        1,581,517    2,449,349    4,077,597
   .  Fixed assets accumulated depreciation......         (158,371)    (523,097)  (1,149,198)
Repurchase of Yankee Bonds:                       vi
   .  Loss on extinguishment of Yankee Bonds.....               --           --      (30,498)
   .  Accumulated amortization...................               --           --        1,153
Debt issuance cost:                               vii
   .  Reversal of capitalized debt issuance cost.               --           --      (80,017)
   .  Accumulated amortization...................               --           --        5,491
Capitalized financing costs:                      viii
   .  Capitalized financing cost.................               --           --       25,036
   .  Accumulated depreciation...................               --           --         (523)
Effect of restatement of prior year amounts
  per Bulletin B-15.............................. ix       184,371      152,084           --
Effect of U.S. GAAP adjustments on
 minority interest............................... xi     1,177,558      146,760        5,537
                                                       -----------  -----------  -----------
Total U.S. GAAP shareholders' equity.............      $ 2,535,794  $ 2,624,847  $ 3,824,156
                                                       ===========  ===========  ===========

   Provided below is an analysis of the changes in shareholders' equity under U.S. GAAP:

                                                        Year ended December 31
                                                        ----------------------
                                                           2000        2001
                                                        ----------  ----------
Balance at beginning of the year...................     $2,535,794  $2,624,847
Net income under U.S. GAAP.........................          9,554     226,503
Deficit from restatement...........................       (503,666)   (939,202)
Adjustment for additional pension liability
  related to seniority premiums....................        (11,975)   (121,287)
Cumulative translation adjustment..................         10,576     (18,790)
Effect of Bulletin B-15 on prior years.............        (24,910)   (209,834)
Capital contributions as a result of acquisition
  of GIDUSA........................................ iii     41,171          --
Effects of reorganization as a result of the merger
  with CODUSA......................................             --   1,341,116
Minority interest..................................             --    (140,057)
Effect of Fifth Amendment of Bulletin B-10.........        568,303   1,060,860
                                                        ----------  ----------
Balance at end of the year.........................     $2,624,847  $3,824,156
                                                        ==========  ==========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


  Comprehensive income

   Comprehensive income under Mexican GAAP is as follows:

                                                Years ended December 31
                                         ------------------------------------
                                             1999        2000         2001
                                         -----------  ----------  -----------
 Mexican GAAP net income................ $ 1,004,203  $1,451,523  $   775,813
                                         -----------  ----------  -----------
 Other comprehensive income (loss), net:
 Other comprehensive loss...............  (1,095,541)   (972,914)  (1,058,421)
 Cancellation of GIDUSA shareholders'
   equity upon acquisition..............          --   2,568,399           --
 Cancellation of CODUSA shareholders'
   equity upon merger...................          --          --   (5,871,554)
                                         -----------  ----------  -----------
                                          (1,095,541)  1,595,485   (6,929,975)
                                         -----------  ----------  -----------
 Comprehensive income (loss)............ $   (91,338) $3,047,008  $(6,154,162)
                                         ===========  ==========  ===========
 Accumulated comprehensive loss......... $(2,079,439) $ (483,954) $(7,413,929)
                                         ===========  ==========  ===========

   The components of other accumulated comprehensive loss are as follows as of December 31, 1999, 2000 and 2001:

                                                    Adjustment for                    Loss
                                                  additional pension              from holding     Other
                                                 liability related to Cumulative      non       accumulated
                              Effect of adoption      seniority       translation   monetary   comprehensive
                               of Bulletin D-4         premiums       adjustment   assets (1)      loss
                              ------------------ -------------------- ----------- ------------ -------------
Balance at December 31, 1998.    $                    $                $  2,348   $  (986,246)  $  (983,898)

Current period changes.......                                               602    (1,096,143)   (1,095,541)
                                 -----------          ---------        --------   -----------   -----------
Balances at December 31, 1999    $                    $                $  2,950   $(2,082,389)  $(2,079,439)
Current period changes.......       (465,906)           (11,975)         10,576      (505,609)     (972,914)
Cancellation of GIDUSA
  shareholders' equity upon
  acquisition................                                             2,357     2,566,042     2,568,399
                                 -----------          ---------        --------   -----------   -----------

Balances at December 31, 2000    $  (465,906)         $ (11,975)       $ 15,883   $   (21,956)  $  (483,954)

Current period changes.......                          (121,287)        (18,790)     (918,344)   (1,058,421)
Cancellation of CODUSA
  shareholders' equity upon
  merger.....................     (2,337,552)                           (10,519)   (3,523,483)   (5,871,554)
                                 -----------          ---------        --------   -----------   -----------
Balances at December 31, 2001    $(2,803,458)         $(133,262)       $(13,426)  $(4,463,783)  $(7,413,929)
                                 ===========          =========        ========   ===========   ===========

--------
(1)For 2000 and 2001, loss from holding non monetary assets includes deferred tax effect of $6,979 and $20,858, respectively, as a result of the adoption of Bulletin D-4.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

          i.  Deferred income tax and employee profit sharing

             Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS No. 109"), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which, in management's opinion, are more likely than not to be realized). The subsequent realization of this benefit does not affect the income tax provision.

             Temporary differences under FAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Bulletin D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or loss.

   The significant components of income and asset tax expense under U.S. GAAP were as follows:

                                                Year ended December 31,
                                             -----------------------------
                                                1999       2000     2001
                                             ----------  -------- --------
    Income and asset tax expense (benefit):

    Current

       Domestic.............................  $ 167,855  $273,613 $218,960
                                             ----------  -------- --------

    Deferred

       Domestic.............................   (520,660)  562,112   61,484
       Foreign..............................     27,857    59,762     (650)
                                             ----------  -------- --------
                                               (492,803)  621,874   60,834
                                             ----------  -------- --------
    Income and asset tax (benefit) provision ($ 324,948) $895,487 $279,794
                                             ==========  ======== ========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

   The income tax and profit sharing effects of significant items comprising the Company's net deferred income tax and profit sharing assets and liabilities under U.S. GAAP are as follows:

                                                                       2001
                                                       ------------------------------------
                                                       SFAS No. 109 SFAS No. 109
                                                        applied to    applied
                                             Total       Mexican      Foreign
                                             2000      subsidiaries subsidiaries    Total
                                          -----------  ------------ ------------ ----------
Deferred income tax liabilities (assets):
Inventories.............................. $   513,894   $  368,424   $      --   $  368,424
Inventory Rule 106.......................    (338,488)    (405,635)         --     (405,635)
Property, plant and equipment............   2,970,047    3,082,896     144,016    3,226,912
Other assets.............................      63,860       45,200          --       45,200
Reserves.................................    (103,311)     (74,947)         --      (74,947)
Equity Swaps.............................     (23,194)     (23,893)         --      (23,893)
Other....................................     (28,435)      (4,739)     (3,925)      (8,664)
Asset tax credits........................    (304,349)    (344,573)    (35,284)    (379,857)
Tax loss carryforwards...................  (1,007,343)    (669,938)   (182,247)    (852,185)
                                          -----------   ----------   ---------   ----------
                                            1,742,681    1,972,795     (77,440)   1,895,355
Valuation Allowance......................   1,001,447      894,343          --      894,343
                                          -----------   ----------   ---------   ----------

Total net deferred income tax liabilities $ 2,744,128   $2,867,138   $ (77,440)  $2,789,698
                                          ===========   ==========   =========   ==========

                                                              December 31
                                                         --------------------
                                                           2000       2001
                                                         --------  ----------
  Deferred employee profit sharing liabilities (assets):

  Inventory............................................. $142,130  $   95,966
  Inventory Rule 106....................................  (96,711)   (115,896)
  Property, plant and equipment.........................  944,865   1,013,867
  Other assets..........................................    8,837       2,287
  Allowance for doubtful accounts.......................  (26,552)    (26,298)
  Exchange rate fluctuations............................  (24,088)    (41,029)
  Equity Swaps..........................................   (6,935)     (1,354)
  Tax loss carryforward.................................       --    (243,481)
                                                         --------  ----------
                                                          941,546     684,062
  Valuation allowance...................................       --     243,481
                                                         --------  ----------
  Total net deferred employee profit sharing liability.. $941,546  $  927,543
                                                         ========  ==========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

   The deferred income tax and profit sharing classification in the condensed balance sheet as of December 31, 2000 and 2001 is as follows:

                                              December 31, 2000
                                      --------------------------------
                                                  Deferred
                                       Deferred    Profit
                                      Income Tax  Sharing      Total
                                      ----------  --------  ----------
        Deferred income tax (assets)
        Current...................... $ (154,939) $(26,553) $ (181,492)
        Long term....................   (310,246)  (31,024)   (341,270)
                                      ----------  --------  ----------
                                        (465,185)  (57,577)   (522,762)
        Deferred income tax liability
        Current...................... $  175,407  $ 45,419  $  220,826
        Long term....................  3,033,906   953,704   3,987,610
                                      ----------  --------  ----------
                                       3,209,313   999,123   4,208,436
                                      ----------  --------  ----------

        Deferred income tax, net..... $2,744,128  $941,546  $3,685,674
                                      ==========  ========  ==========

                                              December 31, 2001
                                    -------------------------------------
                                     Deferred      Deferred
                                    Income Tax  Profit Sharing    Total
                                    ----------  -------------- ----------
      Deferred income tax (assets)
      Current...................... $ (144,715)   $  (46,229)  $ (190,944)
      Long term....................   (337,699)      (42,383)    (380,082)
                                    ----------    ----------   ----------
                                      (482,414)      (88,612)    (571,026)
      Deferred income tax liability
      Current...................... $       --    $       --   $       --
      Long term....................  3,272,112     1,016,155    4,288,267
                                    ----------    ----------   ----------
                                     3,272,112     1,016,155    4,288,267
                                    ----------    ----------   ----------

      Deferred income tax, net..... $2,789,698    $  927,543   $3,717,241
                                    ==========    ==========   ==========

   Under U.S. GAAP, employee profit sharing is recorded as an operating expense.

   For the years ended December 31, 2000 and 2001, the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:

                                              Mexican      U.S.
                                               GAAP        GAAP     Difference
                                             ---------- ---------- -----------
Deferred tax liability:
At December 31, 1999........................ $       -- $2,122,254 ($2,122,254)
                                             ---------- ---------- -----------

Adoption of Bulletin D-4 in January 1, 2000. $2,803,458 $2,122,254  $  681,204

At December 31, 2000:
   Reported under Bulletin B-15.............  3,091,386  2,744,128     347,258
   Effect of Bulletin B-15..................     57,750         --      57,750
                                             ---------- ---------- -----------
   Index for effects of inflation in Mexico.  3,149,136  2,744,128     405,008
                                             ---------- ---------- -----------

Net change.................................. $  345,678 $  621,874  $ (276,196)
                                             ========== ========== ===========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


                                                Mexican
                                                 GAAP     U.S. GAAP  Difference
                                              ----------  ---------- ----------
 Deferred tax liability:
 At December 31, 2000:
    Index for effects of inflation in Mexico. $3,149,136  $2,744,128 $ 405,008
    Effect of Bulletin B-15 on prior years...    (57,750)         --   (57,750)
                                              ----------  ---------- ---------
    Reported under Bulletin B-15.............  3,091,386   2,744,128   347,258

 At December 31, 2001........................  2,842,691   2,789,698    52,993
                                              ----------  ---------- ---------
 Net change.................................. $ (248,695) $   45,570 $(294,265)

 Reclassification made to extraordinary item.         --      15,264   (15,264)
                                              ----------  ---------- ---------
                                              $ (248,695) $   60,834 $(309,529)
                                              ==========  ========== =========

   The net change in the deferred tax liabilities during 2000 and 2001 was allocated to the following components:

                                                Mexican     U.S.
                                                 GAAP       GAAP   Difference
                                               ---------  -------- ----------
   Deferred tax liability in 2000:
   Deferred tax expense....................... $ 350,958  $621,874 $(270,916)
   Effect of Bulletin B-15 on prior years.....    11,816        --    11,816
   Monetary gain on initial balance...........  (217,962)       --  (217,962)
   Monetary loss on current period change.....   207,845        --   207,845
                                               ---------  -------- ---------
                                               $ 352,657  $621,874 $(269,217)
   Gain from holding non-monetary assets......    (6,979)       --    (6,979)
                                               ---------  -------- ---------
                                               $ 345,678  $621,874 $(276,196)
                                               =========  ======== =========

                                                Mexican     U.S.
                                                 GAAP       GAAP   Difference
                                               ---------  -------- ----------
   Deferred tax liability in 2001:
   Deferred tax expense....................... $(257,419) $ 45,570 $(302,989)
   Monetary gain on initial balance...........   (74,984)            (74,984)
   Monetary loss on current period change.....   104,566        --   104,566
   Reclassification made to extraordinary item        --    15,264   (15,264)
                                               ---------  -------- ---------
                                               $(227,837) $ 60,834 $(288,671)
   Gain from holding non-monetary assets......   (20,858)       --   (20,858)
                                               ---------  -------- ---------
                                               $(248,695) $ 60,834 $(309,529)
                                               =========  ======== =========

          ii.  Employee benefits

             Liabilities and costs related to pension plans and seniority premiums are recorded under Mexican GAAP according to Bulletin D-3 (Revised), "Labor Liabilities", as described in Note 3 j. Under U.S. GAAP, the requirements of SFAS No. 87, "Employers' Accounting for Pensions", as amended by SFAS No. 132, "Employees Disclosures about Pensions and Other Postretirement Benefits", for recording liabilities and costs relating to pension plans and seniority premiums using actuarial computations are similar to those of Bulletin D-3.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   The following sets forth the changes in benefit obligations, and the funded status of such plans for 2000 and 2001, reconciled with the amounts reported in the consolidated balance sheets under U.S. GAAP.

             a)  Mexican subsidiaries

                                                       December 31
                                                  --------------------
                                                     2000       2001
                                                  ---------  ---------
Change in benefit obligation:
Projected benefit obligation, beginning of year.. $ 324,542  $ 346,684
Service cost.....................................    15,133      8,960
Interest cost....................................    14,021      9,470
Actuarial loss...................................    17,832      8,344
Benefits paid....................................   (24,844)  (171,038)
                                                  ---------  ---------
Projected benefit obligations, end of year....... $ 346,684  $ 202,420
                                                  =========  =========
Unfunded liability...............................   346,684    202,420
                                                  ---------  ---------
Plan assets...................................... $    (402) $      --
Unrecognized transition obligation and other.....  (269,522)  (113,740)
                                                  ---------  ---------
Net pension liability............................ $  76,760  $  88,680
                                                  =========  =========
Amounts recognized in balance sheets:
Accrued benefit liability........................ $ 227,792  $ 167,646
Intangible pension asset--labor obligations......   151,032     78,966
                                                  ---------  ---------
Net amount recognized under U.S. and Mexican GAAP $  76,760  $  88,680
                                                  =========  =========

   There were no plan assets during 2001.

             b)  Foreign subsidiaries

                                                      December 31,
                                                  -------------------
                                                    2000       2001
                                                  --------  ---------
Change in projected benefit obligation:
Obligation at beginning of year.................. $382,249  $ 433,403
Service cost.....................................    7,774      7,348
Interest cost....................................   30,725     30,987
Benefit payments.................................  (26,864)   (29,001)
Plan amendment...................................   34,380         --
Actuarial (gain) loss............................    5,139       (327)
Assumption change................................       --      4,268
                                                  --------  ---------
Obligation at end of year........................ $433,403  $ 446,678
                                                  ========  =========
Change in plan assets:
Market value of assets at beginning of year...... $514,065  $ 456,211
Actual return on plan assets.....................  (30,990)   (34,118)
Benefit payments.................................  (26,864)   (29,001)
                                                  --------  ---------
Market value of assets at end of year............ $456,211  $ 393,092
                                                  ========  =========
Funded status
Funded status at end of the year................. $ 22,808  $ (53,586)
Unrecognized net loss (gain).....................   47,688    121,287
Unrecognized prior service cost..................   32,007     29,177
                                                  --------  ---------
Prepaid pension cost asset at end of the year....  102,503     96,878
Additional minimum liability.....................       --   (150,464)
                                                  --------  ---------
Net amount recognized under U.S. and Mexican GAAP $102,503  $ (53,586)
                                                  ========  =========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   The Company has no post-retirement health care insurance or other cost-employment benefit plans, other than the pension plans mentioned above.

          iii.  Acquisitions

             As discussed in Note 3 i for various acquisitions completed in 1998 and 1999, under Mexican GAAP, the Company has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill is being amortized into income over the period in which the Company expects to integrate these operations into the Company.

             Under U.S. GAAP, these acquisitions have been accounted for under the purchase method and, consequently, the purchase price has been allocated to assets acquired and liabilities assumed based on the relative fair values. As a result under U.S. GAAP, negative goodwill was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets). The results of operations of the acquired companies have been included in the combined results for periods subsequent to the acquisitions.

             Additionally, U.S. GAAP allows the recognition of termination costs and the effect of conforming the accounting policies of the acquired companies as liabilities assumed at the acquisition date. Such costs are considered components of the net investments.

             Under Mexican GAAP, post acquisition adjustments should be recognized directly to income as incurred.

             Supplemental unaudited pro forma results of operations on a Mexican GAAP basis as though the Durango Paper Company acquisition had occurred on January 1, 1999 are as follows:

                               For the year ended
                                December 31,1999
                               ------------------
Net sales.....................      $304,759
Operating income..............      $ 15,133
Net income....................      $ 95,949

  Acquisition of GIDUSA by CODUSA

   As disclosed in Note 1, in 2000, the Rincon family contributed $ 2,041,014 to CODUSA which was used by CODUSA for the acquisition of the 59% interest in GIDUSA previously held directly by the Rincon family. Under Mexican GAAP, these transactions were accounted for as a capital contribution and subsequent acquisition, resulting in negative goodwill of $ 307,653 which was fully amortized in 2000. Accordingly, in the statement of shareholders' equity under Mexican GAAP, the capital contribution and acquisition of GIDUSA are presented separately. Under U.S. GAAP, this has been accounted for as a transaction of two entities under common control and, consequently, purchase accounting would not apply. Under U.S. GAAP, the difference between the purchase price paid for the 59% interest and the historical book value of the Rincon family's interest in GIDUSA on a U.S. GAAP basis would be reflected as a capital contribution of $ 41,171 and presented as one line item in the statement of shareholders' equity.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


          iv.  Reversal of loss on sale of fixed assets

             As disclosed in Note 18, during 2001 the Company sold certain non-strategic assets (the Sky and Eastman divisions). The U.S. GAAP carrying value of the fixed assets sold in such divisions was different from the carrying value recorded under Mexican GAAP due to differences in the application of purchase accounting. As a result, the Company reversed the additional loss recognized under Mexican GAAP. Additionally, under Mexican GAAP, special items are presented as a separate line item in the income statement before minority interest, whereas, for U.S. GAAP purposes special items are presented as a part of operating income. Therefore, for U.S. GAAP purposes, the Company reclassified special items to operating income after giving effect to the reversal of the loss on sale of fixed assets.

          v.  Effect of fifth amendment to Bulletin B-10 (Modified)

             As mentioned in Note 2, the Company elected, as a result of the adoption of the Fifth Amendment to Bulletin B-10 (Modified), to restate its non-monetary assets of foreign origin based on the change of the Mexican Peso against foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate. This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under U.S. GAAP, these assets, which are used in Mexico, would be adjusted by the Mexican NCPI and depreciation would be calculated on this basis.

          vi.  Loss on extinguishment of Yankee Bonds

             In February 2001, the Company extinguished US$150 million Yankee Bonds maturing in 2001 ("2001 Yankee Bonds") prior to their maturity. Under Mexican GAAP, the Company capitalized the consent fee totaling $30,498 paid to the bondholders of the 2001 Yankee Bonds, and is amortizing such amount over the term of the new US$180 million Yankee Bonds maturing in 2006 ("2006 Yankee Bond"), which were issued simultaneously. Under Mexican GAAP, for the year ended December 31, 2001 amortization of the debt issuance cost of the 2006 Yankee Bond totaled $14,579. In addition, the Company wrote-off $14,267 of unamortized debt issuance cost related to the 2001 Yankee Bonds. Under U.S. GAAP, this consent fee and the write-off of unamortized debt issuance cost would be recognized in earnings immediately and considered as part of the cost of extinguishing the 2001 Yankee Bonds. Under U.S. GAAP, the loss on extinguishment of the 2001 Yankee Bonds (which includes the consent fee) would have totaled $28,348, net of a related tax benefit of $15,264, and would have been reflected as an extraordinary item in the consolidated income statement. Under U.S. GAAP, for the year ended December 31, 2001 amortization of the debt issuance cost of the 2006 Yankee Bond totaled $13,425.

          vii.  Debt issuance cost

             In August 2001, the Company exchanged US$138.7 million of its US$250 million Yankee Bonds maturing in 2003 ("2003 Yankee Bonds") for an additional US$128.3 million of its 2006 Yankee Bonds and US$10.4 million of its Yankee Bonds maturing in 2008 ("2008 Yankee Bonds"). Under Mexican GAAP, the Company capitalized $99,724 of fees and expenses, excluding consent fees, incurred in connection with the exchange offering as debt issuance cost and for the year ended December 31, 2001, amortization of the debt issuance cost, excluding consent fees, of the 2006 and 2008 Yankee Bonds totaled $6,783. In addition, the Company wrote-off $19,707 representing the unamortized debt issuance cost of the 2003 Yankee Bonds.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


             Under U.S. GAAP, debt issuance cost, excluding consent fees, relating to the exchange offering would be expensed since the terms of the 2006 and 2008 Yankee Bonds are not considered substantially different from the 2003 Yankee Bonds. Furthermore, the unamortized portion of the original 2003 Yankee Bonds, which totaled $1,292 for the year ended December 31, 2001, would be amortized over the new term of the 2006 and 2008 Yankee Bonds.

          viii.  Capitalized financing costs

             Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Capitalized financing costs includes interest costs, gains or losses from monetary position and foreign exchange losses.

             U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico's, acceptable practice is to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. Dollar or other stable currency debt. U.S. GAAP does not allow the capitalization of foreign exchange losses.

          ix.  Effect of Bulletin B-15 on restatement to constant currency

             As disclosed in Note 3, the Company adopted Bulletin B-15 during 1997. Bulletin B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet presented (December 31, 2001). Under U.S. GAAP, the primary financial statements should be presented in the same constant reporting currency for all periods. Prior to the adoption of Bulletin B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments were considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Bulletin B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate balances to December 31, 2001 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income and shareholders' equity.

                                                                                     1999         2000
                                                                                 -----------  -----------
Combined and consolidated net income:
As previously reported, indexed for effects of inflation in Mexico.............. $ 1,017,927  $ 1,523,116
As reported under Bulletin B-15.................................................  (1,004,203)  (1,451,523)
                                                                                 -----------  -----------
                                                                                 $    13,724  $    71,593
                                                                                 ===========  ===========
Combined and consolidated shareholders' equity:
As previously reported, indexed for effects of inflation in Mexico.............. $ 9,731,123  $ 7,704,448
As reported under Bulletin B-15.................................................  (9,546,752)  (7,552,364)
                                                                                 -----------  -----------
                                                                                 $   184,371  $   152,084
                                                                                 ===========  ===========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

   The following tables present the Company's condensed balance sheets as of December 31, 2000 and 2001 and statements of income for the three years ended December 31, 1999, 2000 and 2001, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2001 constant Mexican Pesos, using the Mexican NCPI factor:

CONDENSED BALANCE SHEETS:

                                                       At December 31,
                                                   -----------------------
                                                      2000        2001
-                                                  ----------- -----------
                     ASSETS
Current assets:
Cash and cash equivalents......................... $   762,210 $   469,444
Accounts receivable, net..........................   2,107,953   2,074,813
Inventories, net..................................   2,307,613   1,350,338
Deferred income tax and employee profit sharing...     181,492     190,944
Other.............................................      54,477      52,664
                                                   ----------- -----------
Total current assets..............................   5,413,745   4,138,203
Property, plant and equipment.....................  12,794,709  12,857,445
Deferred income tax and employee profit sharing...     341,270     380,082
Other assets......................................     522,298     395,481
                                                   ----------- -----------
Total assets...................................... $19,072,022 $17,771,211
                                                   =========== ===========
      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short term debt, notes payable and current
  portion of long-term debt....................... $   812,874 $   561,826
Accrued liabilities and other payables............   2,590,212   1,871,279
Deferred income tax and employee profit sharing...     220,826          --
                                                   ----------- -----------

Total current liabilities.........................   3,623,912   2,433,105
                                                   ----------- -----------
Long-term debt....................................   7,157,275   6,807,619
Seniority premiums................................     227,792     221,232
Deferred income tax and employee profit sharing...   3,987,610   4,288,267
Other.............................................     174,001     162,772
                                                   ----------- -----------
Total long-term liabilities.......................  11,546,678  11,479,890
                                                   ----------- -----------
Total liabilities.................................  15,170,590  13,912,995
                                                   ----------- -----------
Minority interest.................................   1,276,585      34,060
                                                   ----------- -----------
Shareholders' equity..............................   2,624,847   3,824,156
                                                   ----------- -----------
Total liabilities and shareholders' equity........ $19,072,022 $17,771,211
                                                   =========== ===========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001

CONDENSED STATEMENTS OF INCOME:

                                                                             Years ended December 31,
                                                                       -----------------------------------
                                                                          1999         2000        2001
                                                                       ----------  -----------  ----------
Net sales............................................................. $8,506,243  $12,114,489  $9,631,616
Cost of sales.........................................................  6,434,469    9,976,952   7,976,734
                                                                       ----------  -----------  ----------
Gross profit..........................................................  2,071,774    2,137,537   1,654,882
Selling, general and administrative expenses..........................    334,548      681,808     563,374
Severance and gain on sale of non-strategic assets....................         --           --     154,484
                                                                       ----------  -----------  ----------
Operating income......................................................  1,737,226    1,455,729     937,024
                                                                       ----------  -----------  ----------
Financing cost:
Interest expense......................................................    863,674    1,108,279   1,040,803
Interest income.......................................................   (110,791)    (116,452)    (62,090)
Foreign loss (gain), net..............................................   (314,488)      96,148    (296,473)
Gain from monetary position...........................................   (758,769)    (557,565)   (321,233)
                                                                       ----------  -----------  ----------
                                                                         (320,374)     530,410     361,007
                                                                       ----------  -----------  ----------
Other expense, net....................................................    (85,297)     (15,892)    (36,395)
                                                                       ----------  -----------  ----------
Income before provision, minority interest and special item...........  1,972,303      909,427     539,622
Provision for:
Income and asset tax (benefit) expense................................   (324,948)     895,487     279,794
Minority interest.....................................................   (943,521)      (4,386)     (4,977)
                                                                       ----------  -----------  ----------
Net income before special item........................................ $1,353,730  $     9,554  $  254,851
Special item:
Extinguishment of debt, net...........................................         --           --     (28,348)
                                                                       ----------  -----------  ----------
Net income............................................................ $1,353,730  $     9,554  $  226,503
                                                                       ==========  ===========  ==========

          x.  Equity Swap agreements

             As described in Note 11 b, the Company has entered into "Equity Share Swap Transactions" (collectively, "Equity Swaps") with financial institutions, with respect to its American Depository Receipts ("ADR's") at prices ranging from US$10.4489 to US$14.2813. The Equity Swaps have notional amounts of US$6.06 and US$5.15 at December 31, 2000 and 2001, respectively, bearing interest at LIBOR plus 2.95% payable semiannually and are due in 2002 and 2003. Under Mexican GAAP, the Company has recorded the fair value of the Equity Swaps on the balance sheet, with a corresponding adjustment to shareholders' equity through December 31, 2000. Upon adoption of Bulletin C-2, under Mexican GAAP, effective January 1, 2001, the Company recorded the fair value of the Equity Swaps with a corresponding adjustment to the income for the period. Under U.S. GAAP, the fair value of the Equity Swaps is recorded in income for the period.

          xi.  Minority Interest

             Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component of shareholders' equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in shareholders' equity.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


SUPPLEMENTAL U.S. GAAP DISCLOSURES

  Cash flow information

   Under U.S. GAAP, pursuant to SFAS 95, "Statement of Cash Flows", a statement of cash flow is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. SFAS 95 establishes specific presentation requirements and additional disclosures, but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (the "SEC"), the effect of inflation restatements and foreign exchange gains and losses on cash flow has been included in a separate line after cash flows from financing activities.

   The U.S. GAAP statements of cash flow for the years ended December 31, 1999, 2000 and 2001 are as follows:

                                                                                             Years ended December 31,
                                                                                      -------------------------------------
                                                                                          1999         2000         2001
                                                                                      -----------  -----------  -----------
Operating activities:
U.S. GAAP Net income before extraordinary item....................................... $ 1,353,730  $     9,554  $   254,851
Adjustment to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization........................................................     338,670      337,931      295,968
Minority interest....................................................................     941,588        4,386        4,976
Deferred income taxes................................................................    (492,803)     621,875       60,834
Deferred employee profit sharing.....................................................    (108,385)      47,072      (14,003)
Allowance for doubtful accounts......................................................      75,693       40,258       35,335
Inventory obsolescence allowance.....................................................       2,862        1,021        8,905
Employee benefits....................................................................      (3,265)          --
Gain on monetary position............................................................    (758,769)    (557,565)    (321,233)
Accrued interest.....................................................................        (357)          --           --
Equity Swap..........................................................................     (72,940)      78,845           (2)
Loss (gain) on sale of non-strategic assets..........................................          --        5,194      (78,336)
Unrealized foreign exchange loss, net................................................     181,394      104,762      214,618
Other................................................................................      (3,645)      25,049       74,315
                                                                                      -----------  -----------  -----------
                                                                                        1,453,773      718,382      536,228
Changes in operating assets and liabilities:
   Accounts receivable, net..........................................................    (854,083)    (933,581)    (333,250)
   Inventories, net..................................................................    (606,731)    (263,831)     904,567
   Prepaid expenses..................................................................     (16,799)     (50,479)     (69,246)
   Other liabilities.................................................................     792,730    1,181,663      122,864
                                                                                      -----------  -----------  -----------
Cash flow provided by operating activities before extraordinary items:...............     768,890      652,154    1,161,163
                                                                                      -----------  -----------  -----------
Extraordinary Item...................................................................          --           --      (28,348)
Cash flow provided by operating activities:..........................................     768,890      652,154    1,132,815
                                                                                      -----------  -----------  -----------
Financing activities:
Bank loans...........................................................................     177,514      457,025    2,218,409
Payments of long-term debt...........................................................    (475,232)    (125,514)  (2,939,567)
Payment of debt issuance cost........................................................          --      (23,519)    (213,519)
                                                                                      -----------  -----------  -----------
Cash flow provided by (used in) financing activities.................................    (297,718)     307,992     (934,677)
                                                                                      -----------  -----------  -----------
Investing activities:
Acquisitions of fixed assets.........................................................    (202,235)  (1,108,089)    (848,936)
Proceeds from sale of non-strategic assets...........................................          --        6,202      267,957
Investments in subsidiaries..........................................................  (1,295,319)          --       (6,297)
Acquisitions of minority interest....................................................     (51,563)          --           --
Other assets.........................................................................      (3,168)     (94,460)     108,756
Cash flow used in investing activities...............................................  (1,552,285)  (1,196,347)    (478,520)
Effect of inflation and exchange rate changes on cash and cash equivalents...........     767,753      107,948      (12,384)
Net increase (decrease) in cash and cash equivalents.................................    (313,360)    (128,253)    (292,766)
Cash and cash equivalents at beginning of year.......................................   1,203,823      890,463      762,210
                                                                                      -----------  -----------  -----------
Cash and cash equivalents at end of year............................................. $   890,463  $   762,210  $   469,444
                                                                                      ===========  ===========  ===========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


  Supplemental cash flow disclosures:

                                               Years ended December 31
                                              --------------------------
                                                1999     2000     2001
                                              -------- -------- --------
        Cash paid during the year for:
        Interest, net of capitalized interest $762,589 $882,003 $882,682
        Income and asset tax.................  154,536  132,252  228,948
                                              ======== ======== ========

   In 1999, a non-cash transaction related to the issuance of common shares for the acquisition of minority interest amounted to $3,627.

  Supplemental balance sheet information

  .   Accrued liabilities and other current payables:

      Included within accrued liabilities and other current payables as of December 31, 2000 and 2001 are customers' advances ($160 and $128, respectively) and accrued freight costs ($22,528 and $37,354, respectively).

  .   Segment disclosures:

      The Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes guidelines for the way that public enterprises report information about operating segments in financial statements. This statement also established guidelines for related disclosures about products and services, geographic areas, and major customers. See Note 17 for the Company's segment disclosures in accordance with IAS 14 and SFAS 131.

  .   Valuation and qualifying accounts:

   The following table presents the rollforward of the allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001:

                                           Years ended December 31
                                       -------------------------------
                                          1999       2000       2001
                                       ---------  ---------  ---------
Balance at the beginning of the period ($ 93,054) ($126,572) ($127,903)
Effects of inflation..................     7,202     11,644      4,458
Increase in the allowance.............   (75,693)   (40,258)   (35,335)
Write-offs............................    34,973     27,283     23,979
                                       ---------  ---------  ---------
Balance at the end of the period...... ($126,572) ($127,903) ($134,801)
                                       =========  =========  =========

   The following table presents the rollforward of the inventory obsolescence allowance for the years ended December 31, 1999, 2000 and 2001:

                                          Years ended December 31
                                       ----------------------------
                                         1999      2000      2001
                                       --------  --------  --------
Balance at the beginning of the period ($57,319) ($49,354) ($41,051)
Effects of inflation..................    6,348     3,887     1,730
Increase in the allowance.............   (2,862)   (1,021)   (8,905)
Write-offs............................    4,479     5,437     3,593
                                       --------  --------  --------
Balance at the end of the period...... ($49,354) ($41,051) ($44,633)
                                       ========  ========  ========

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


  Risks and uncertainties

  .   Environmental matters

          a)  Mexican subsidiaries

      The Company's Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General del Equilibrio Ecologico y la Proteccion al Ambiente) and the rules published thereunder (the "Ecological Law"). In accordance with the Ecological Law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of Natural Resources, Environment and Fishing (Secretaria del Medio Ambiente, Recursos Naturales y Pesca), which has broad discretion in carrying out its statutory mandate.

      In 1998, the Company agreed with Mexican environmental regulatory authorities to bring its paper plants into compliance with wastewater discharge regulations. The Company has since instituted new procedures, and management believes the Company is currently in compliance with both the general standard established under the Ecological Law and with specific standards promulgated by the regulatory authorities. However, there can be no assurance that relevant authorities will continue finding the Company's environmental procedures adequate, or that more stringent environmental laws will not be enacted in the future.

          b)  Foreign subsidiaries

      As disclosed in Note 4, the Company acquired Durango Paper Company ("DPC") in December 1999. DPC's past and present operations include activities which are subject to federal, state and local environmental regulations and requirements, particularly relating to air and water quality. DPC may face a potential environmental liability as a result of violations of permit terms and similar authorizations that may have occurred from time to time at its facilities. The Company may face potential liability for response or remediation costs at various sites with respect to which DPC has received notice that it may be a potentially responsible party, as well as contamination of certain of the DPC owned properties, concerning hazardous substance contamination.

      The Company is responsible for environmental liabilities arising after the closing date of the Purchase and Sale Agreement related to the acquisition of DPC.

  New accounting pronouncements

U.S. GAAP--New Accounting pronouncements

   In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"), which supersedes APB Opinion No. 16, "Business Combinations", and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect to business combinations. Management is currently evaluating the impact that the adoption of SFAS 141 will have on the consolidated financial statements.

              CORPORACION DURANGO, S.A. de C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 1999, 2000 and 2001


   Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that the adoption of SFAS 142 will have on the consolidated financial statements.

   In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends the reporting of a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.

                               -----------------

                                   SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      CORPORACION DURANGO, S.A. DE C.V.


                                      By: /s/ Gabriel Villegas
                                          --------------------------------------
                                          Name:  Gabriel Villegas
                                          Title: Secretary

Date: June 11, 2002