Form 20-F/A
period 2001-12-31
CORPORACION DURANGO SA DE CV/
filed 2002-06-13
CIK 925262

      As filed with the Securities and Exchange Commission on June 13, 2002
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F/A


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


                                                                        As of and for the Year Ended December 31,
                                            ---------------------------------------------------------------------------------------
                                               1997(1)             1998        1999          2000           2001         2001
                                               -------             ----        ----          ----           ----         ----
                                               (millions of constant Pesos restated as of December 31, 2001, except      (millions
                                                                    ratios and per share data)                           of US$)(2)

Combined and Consolidated Statement
  of Income Data:
Mexican GAAP:
Net sales ...............................   Ps   5,155.3     Ps   6,220.8  Ps   8,339.2  Ps  11,774.9  Ps    9,631.6  US   $1,050.4
Cost of sales ...........................        3,706.9          4,610.2       6,283.2       9,667.5        7,976.7          869.9
                                            ------------     ------------  ------------  ------------  -------------  -------------
  Gross profit ..........................        1,448.4          1,610.6       2,056.0       2,107.4        1,654.9          180.5
Selling, general and administrative
  expenses ..............................          364.7            436.9         656.6         741.3          671.9           73.3
                                            ------------     ------------  ------------  ------------  -------------  -------------
Operating income ........................        1,083.7          1,173.7       1,399.4       1,366.1          982.9          107.2
Other income (expense) ..................         (188.6)          (218.8)        (84.1)        (17.1)         (36.4)          (4.0)
Financing cost (result):
  Interest expense ......................         (829.0)          (887.1)       (935.4)     (1,018.9)      (1,005.1)        (109.6)
  Interest income .......................          153.2            118.6         110.6         114.9           62.1            6.8
  Foreign exchange (gain) loss, net .....         (189.2)        (1,185.6)        314.5         (96.1)         296.5           32.3
  Loss (gain) from monetary position
                                                   758.0            857.5         758.8         566.1          291.7           31.8
                                            ------------     ------------  ------------  ------------  -------------  -------------
Total financing cost (result) ...........         (107.0)        (1,096.6)        248.4        (434.1)        (354.8)         (38.7)
  Amortization of negative
  goodwill(3) ...........................          427.8          3,535.5          85.0       1,327.6          425.0           46.3
                                            ------------     ------------  ------------  ------------  -------------  -------------
Income  before  income tax and asset
  taxes, employee profit sharing,
  deferred income tax, tax loss
  carryforwards, special items and
  minority interest .....................        1,215.9          3,393.8       1,648.7       2,242.5        1,016.7          110.9

Provisions for:
  Income and asset taxes....................         (0.8)        (15.9)     (173.6)     (271.7)      (219.0)      (23.9)
  Employee profit sharing...................        (13.8)        (12.1)       (6.1)       (7.2)        (4.5)       (0.5)
  Tax loss carry-forwards...................           --           7.2         7.2          --           --          --
  Deferred income tax.......................           --            --          --      (351.0)       257.4        28.1
Special items...............................           --            --          --          --       (271.1)      (29.6)
                                               ----------    ----------  ----------  ----------   ----------  ----------
Net income before minority interest.........      1,201.3       3,373.0     1,476.2     1,612.7        779.6        85.0
Minority interest...........................          2.6         (11.5)      472.0       161.2          3.8         0.4
                                               ----------    ----------  ----------  ----------   ----------  ----------
Net income..................................   Ps 1,198.7    Ps 3,384.5  Ps 1,004.2  Ps 1,451.5     Ps 775.8    US$ 84.6
                                               ==========    ==========  ==========  ==========   ==========  ==========
Basic and diluted earnings per share........     Ps 12.74      Ps 35.98    Ps 10.67    Ps 15.43      Ps 8.25     US$0.90
Weighted-average number of shares
  outstanding...............................   94,072,122    94,072,122  94,072,122  94,072,122   94,072,122  94,072,122
U.S. GAAP: (4)(5)
Net sales...................................                 Ps 6,506.4  Ps 8,506.2 Ps 12,114.5   Ps 9,631.6  US$1,050.4
Operating income............................                    1,163.2     1,737.2     1,455.7        937.0       102.2
Income (loss) before income and
  asset taxes and minority interest.........                     (233.4)    1,972.3       909.4        539.6        58.8
Net income (loss)...........................                      (86.6)    1,353.7         9.6        226.5        24.7
Basic and diluted earnings per share(6).....                      (0.92)      14.39        0.10         2.41        0.26
Weighted-average number of shares
  outstanding...............................                 94,072,122  94,072,122  94,072,122   94,072,122  94,072,122
Combined and Consolidated Balance
  Sheet Data
Mexican GAAP:
Cash and temporary investments..............     Ps 713.8    Ps 1,203.8    Ps 869.2    Ps 746.1     Ps 469.4    US$ 51.2
Total current assets........................      2,829.0       3,992.9     5,356.4     5,136.9      3,947.3       430.5
Property, plant & equipment, net............     11,141.6      15,991.4    16,081.0    16,240.9     15,247.9     1,662.9
Total assets................................     14,559.0      20,384.8    21,859.8    21,889.0     19,694.5     2,147.8
Short-term debt, including current
  portion of long-term debt.................         56.5         636.8     1,009.9       785.5        561.8        61.3
Long-term debt..............................      6,084.9       7,982.3     7,006.4     7,090.5      6,807.6       742.4
Capital stock (1)...........................      3,934.1       3,938.9     4,004.8     2,196.5      4,420.5       482.1
Total minority shareholders' equity.........        118.1         132.6     2,413.4     1,423.4         39.6         4.4
Total majority shareholders' equity.........      6,395.8       9,520.7     7,133.3     6,129.0      7,187.5       783.9
                                               ----------    ----------  ----------  ----------   ----------  ----------
Total shareholders' equity
  (net assets)..............................      6,513.9       9,653.3     9,546.7     7,552.4      7,227.1       788.2
U.S. GAAP: (4)(5)
Total assets................................                   17,184.9    18,607.5    19,072.0     17,771.2     1,938.1
Total shareholders' equity
  (net assets)..............................                    1,778.0     2,535.8     2,624.8      3,824.2       417.1
Other Financial Data:
Mexican GAAP:
EBITDA (7)..................................      1,391.0       1,477.8     1,975.6     2,052.2      1,527.0       166.5
Resources  generated by operating
  activities ...............................      1,175.6       1,467.5     1,430.6     1,282.7        865.9        94.4
Resources generated by (used in)
  financing activities......................       (223.5)      1,199.2      (385.1)    1,770.5       (615.4)      (67.1)
Resources used in investing
  activities................................     (1,161.7)     (2,176.7)   (1,380.1)   (3,176.2)      (527.2)      (57.5)
Capital expenditures........................        225.2         996.9       167.8     1,019.8        327.6        35.7
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
Ratio of earnings to fixed
  charges (8) ..............................                        0.7(9)x     3.1x        1.8x         1.5x        1.5x

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

Interest


     Interest paid on the 2006 notes and 2008 notes, including any additional amounts and any generally contingent interest, that is qualified stated interest (as defined below) will be includible in a U.S. Holder's gross income as ordinary interest income in accordance with the U.S. Holder's usual method of tax accounting for U.S. federal income tax purposes. Qualified stated interest is stated interest that is unconditionally payable at least annually at a fixed rate over the entire term of the applicable note. Notwithstanding the foregoing, any U.S. Holder (whether a cash or accrual method taxpayer) of a 2006 note or 2008 note with "original issue discount" exceeding a certain de minimus amount will be required to include all original issue discount in income as it accrues, in advance of some or all related cash payments. The amount of original issue discount on a note is the excess of the stated redemption price at maturity over its issue price. Generally, the issue price of each 2006 note and 2008 note will be the first price at which a substantial amount of such series of notes is issued for money (other than sales to bond house, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). A note's stated redemption price at maturity is the sum of all payments provided by the applicable note other than the qualified stated interest. The amount of income taxable to a U.S. Holder will include the amount of all Mexican taxes withheld by the company in respect thereof. Thus, a U.S. Holder may be required to report income attributable to the 2006 notes and 2008 notes in an amount greater than the cash it receives in respect of payments on its 2006 notes and 2008 notes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such U.S. Holder's United States federal income tax liability, subject to generally applicable limitations and conditions, or at the election of such U.S. Holder, for deduction in computing such U.S. Holder's taxable income. In addition, interest on the 2006 notes and 2008 notes (including any original issue discount, as described below) will be treated as foreign source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on the 2006 notes and 2008 notes generally will constitute passive income, or, in the case of certain U.S. Holders, financial services income, unless such interest is subject to withholding tax at a rate of 5% or more, in which case such interest will constitute high withholding tax interest. The rules relating to foreign tax credits and the timing thereof are extremely complex and U.S. Holders should consult their own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situation.


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


     Purchase by the company of its Shares. The company may purchase its shares (including Series A Shares) for cancellation pursuant to a decision of its extraordinary general meeting of stockholders. The company may also repurchase Series A Shares on the Mexican Stock Exchange at the then prevailing market price in accordance with the provisions of Article 14 Bis 3 of the Securities Market Law (Ley del Mercado de Valores). Any such repurchase must be approved by the Board of Directors. Upon any such repurchase, the share capital of the company would be reduced accordingly.


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


Date: June 13, 2002