Form 20-F
period 2002-12-31
CORPORACION DURANGO SA DE CV/
filed 2003-07-02
CIK 925262

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-13148

Corporación Durango, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Durango Corporation

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Torre Corporativa Durango
Potasio 150
Ciudad Industrial
Durango, Durango, Mexico 34220
+52 (618) 814-1658
and
+52 (618) 814-2799

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Series A Common Stock, without par value (“Series A Shares”)	New York Stock Exchange*
Ordinary Participation Certificates (“CPOs”), each representing one Series A Share	New York Stock Exchange*
American Depositary Shares (“ADSs”), each representing two CPOs	New York Stock Exchange
13 1/8% Senior Notes due 2006 (“2006 notes”)	New York Stock Exchange
13 1/2% Senior Notes due 2008 (“2008 notes”)	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the United States Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 91,832,122 Series A Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17   ☐   Item 18   ☒

Presentation of Financial Information
INTRODUCTION
Special Note Regarding Forward-Looking Statements
PART I
Item 1. Identity of Directors, Senior Management and Advisors.
Item 2. Offer Statistics and Expected Timetable.
Item 3. Key Information.
Selected Combined and Consolidated Financial Data
Dividends
Exchange Rate Information
Risk Factors
Item 4. Information on the Company.
Organization
Significant Developments During 2002 and Recent Developments
Business Overview
Item 5. Operating and Financial Review and Prospects.
General
Liquidity and Capital Resources
Item 6. Directors, Senior Management and Employees.
Item 7. Major Shareholders and Related Party Transactions.
Item 8. Financial Information.
Item 9. The Offer and Listing.
Item 10. Additional Information.
Item 11. Quantitative and Qualitative Disclosure about Market Risk.
Item 12. Description of Securities Other than Equity Securities.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. Controls and Procedures.
Item 16. [Reserved].
PART III
Item 17. Financial Statements.
Item 18. Financial Statements.
Item 19. Exhibits.
SIGNATURES
EX-2.4 Second Supplemental Indenture 2006 Notes
EX-2.7 Second Supplemental Indenture 2008 Notes
EX-2.8 Form of Indenture - JP Morgan Chase
EX-2.9 First Supplemental Indenture - 2009 Notes
EX-2.17 Instrument of Resignation
EX-2.18 Forbearance Agreement
EX-4.1 Securities Purchase Agreement
EX-4.2 Asset Purchase Agreement
EX-4.3 Amendment of Asset Purchase Agreement
EX-8 List of Subsidiaries

INTRODUCTION

     In this annual report, the “Company,” “we,” “us” and “our” refer to Corporación Durango, S.A. de C.V. and its consolidated subsidiaries, as the context may require. Unless the context otherwise indicates, the terms “our notes” and “the notes” refer collectively to our 12 5/8% Senior Notes due 2003, our 13 1/8% Senior Notes due 2006, our 13 1/2% Senior Notes due 2008 and our 13 3/4% Senior Notes due 2009 issued under our indentures, and the notes issued under our Euro Commercial Paper Program. We are a corporation organized under the laws of the United Mexican States (“Mexico”).

Presentation of Financial Information

     We report our financial statements in Mexican Pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 21 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of our consolidated net income and total shareholders’ equity as of December 31, 2001 and 2002 and for the three years ended December 31, 2000, 2001 and 2002. We have a fiscal year end of December 31.

     Our Company is the result of the merger on October 8, 2001 of Corporación Durango, S.A. de C.V., or CODUSA, into Grupo Industrial Durango, S.A. de C.V., or GIDUSA. GIDUSA, being the surviving entity, was subsequently renamed Corporación Durango, S.A. de C.V. Prior to March 2000, CODUSA and GIDUSA were affiliated companies under the common ownership and control of the Rincón family. In March 2000, CODUSA acquired the Rincón family’s ownership interest in GIDUSA and as a result, from this date until the date of the GIDUSA merger, GIDUSA was a majority-owned subsidiary of Corporación Durango S.A. de C.V.

     The financial statements included herein reflect the following:

•	Combined assets and liabilities and results of operations of CODUSA and GIDUSA as of and for each of the years ended December 31, 1998 and 1999 due to the common ownership and control discussed above.

•	Consolidated assets and liabilities and results of operations of CODUSA, which includes GIDUSA, as of and for each of the years ended December 31, 2000, 2001 and 2002.

•	Consolidated assets and liabilities and results of operations of Compañía Papelera de Atenquique, S.A. de C.V. and its subsidiary as of and for each of the years ended December 31, 2000, 2001 and 2002.

•	Assets and liabilities and results of operations of Industrias Centauro, S.A. de C.V. as of and for each of the years ended December 31, 2000, 2001 and 2002.

     For accounting purposes, the GIDUSA merger was reflected on a historical cost basis in a manner similar to a pooling of interest under which there was no change in the existing assets and liabilities and results of operations of both entities. The minority interest in CODUSA’s consolidated financial statements prior to the GIDUSA merger reflected the shareholding in GIDUSA not owned by CODUSA. This minority interest was eliminated upon the merger.

     Pursuant to Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos), our audited combined and consolidated financial statements are reported in period-end Pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Consequently, under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin and those of our foreign subsidiaries, are restated using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), or the NCPI. Inventories are restated at current replacement costs while fixed assets of non-Mexican origin are restated by the inflation of the country of origin prior to translation to Pesos at the period-end exchange rate. The effects of inflation accounting under Mexican GAAP, other than the restatement of fixed assets of non-Mexican origin, have not been reversed in the reconciliation to U.S. GAAP.

     We use Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations,” which prescribes the methodology for the translation and recognition of inflation of the financial information of foreign subsidiaries. Therefore, the Peso amounts of our revenues and expenses of our U.S. based subsidiaries may be impacted by the foreign exchange rate fluctuations and inflation rates in the U.S. For a detailed discussion of Mexican GAAP inflation methodologies, see Note 3 to our audited consolidated financial statements.

     Except as otherwise indicated, financial data for all periods throughout this annual report have been restated in constant Pesos as of December 31, 2002. The Peso/U.S. Dollar exchange rate at December 31, 2002 was Ps 10.4393 = US$1.00. Any discrepancies between the amounts listed and their totals in the tables included in this annual report are due to rounding.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular statements about our plans, strategies and prospects under the captions “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company.” You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed below in the section captioned “Risk Factors” in “Item 3. Key Information” as well as any cautionary language in this annual report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this annual report could have a material adverse effect on our business, financial condition, and results of operations. The forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

•	our current liquidity crisis and the restructuring negotiations with our creditors;

•	our substantial debt and significant debt service obligations;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental liabilities;

•	the competitive nature of the industries in which we are operating;

•	changes in the U.S. Dollar-Peso exchange rate, interest rates and other domestic and international market and industry conditions;

•	the cyclicality of the paper and packaging industries; and

•	our ability to keep key personnel required to operate our business.

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

Item 3. Key Information.

Selected Combined and Consolidated Financial Data

     The following table sets forth our selected combined and consolidated financial data for each of the periods presented. The data does not represent all of our financial information. You should read this information together with the audited annual consolidated financial statements as of December 31, 2001 and 2002 and for the three years ended December 31, 2000, 2001 and 2002 appearing elsewhere in this annual report and the information under “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

     The selected consolidated income statement information for the fiscal years ended December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet information as of December 31, 2001 and 2002, have been derived from the consolidated financial statements that were audited by PricewaterhouseCoopers, our independent public accountants, as indicated in their report included elsewhere herein. The selected combined income statement information for the fiscal years ended December 31, 1998 and 1999, and the selected combined and consolidated balance sheet information as of December 31, 1998, 1999 and 2000, have been derived from the combined and consolidated financial statements which are not included in this annual report.

     Our audited consolidated financial statements were prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 21 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to such financial statements. In addition, Note 21 to our audited consolidated financial statements contains a reconciliation to U.S. GAAP of our consolidated net income and total shareholders’ equity as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

     Except as otherwise noted, all information presented herein is presented in constant Pesos as of December 31, 2002. The Peso/U.S. Dollar exchange rate at December 31, 2002 was Ps 10.4393 = US$1.00.

	As of and for the Year Ended December 31,

	1998		1999		2000		2001		2002

	(millions of constant Pesos restated as of December 31, 2002,
	except per share amounts and ratios)
Combined and Consolidated
Statement of Income Data:
Mexican GAAP:
Net sales	Ps	6,686.3	Ps	8,963.1	Ps	12,921.9	Ps	10,532.4	Ps	8,498.2
Cost of sales		4,974.4		6,775.8		10,652.1		8,770.7		7,243.0

Gross profit		1,711.9		2,187.3		2,269.7		1,761.7		1,255.2
Selling, general and administrative expenses		467.2		700.2		803.3		728.1		611.3

Operating income		1,244.8		1,487.1		1,466.5		1,033.6		644.0
Other expense		(231.1)		(90.0)		(16.4)		(40.3)		(46.5)
Financing cost (result):
Interest expense		(937.9)		(989.9)		(1,091.7)		(1,077.7)		(1,088.7)
Interest income		125.5		117.1		123.6		66.9		39.2
Foreign exchange (gain) loss, net		(1,253.1)		332.4		(101.6)		313.4		(1,049.8)
Gain from monetary position		906.4		802.1		600.6		310.0		415.2

Total financing cost (result)		(1,159.2)		261.7		(469.1)		(387.4)		(1,684.2)
Special Items		––		––		––		––		(1,451.4)
Amortization of negative goodwill(1)		3,737.0		99.1		1,513.9		495.3		––

	As of and for the Year Ended December 31,

	1998		1999		2000		2001		2002

	(millions of constant Pesos restated as of December 31, 2002,
	except per share amounts and ratios)
Income (loss) before provisions for income and asset taxes, employee profit sharing, deferred income tax, extraordinary items, impairment loss and minority interest		3,591.5		1,757.9		2,494.9		1,101.2		(2,538.2)
Provisions for:
Income and asset taxes		(17.1)		(177.2)		(289.9)		(235.8)		(114.4)
Employee profit sharing		(12.8)		(6.4)		(7.6)		(4.7)		(1.0)
Tax loss carry-forwards		7.6		7.6		––		––		––
Deferred income tax		––		––		(387.5)		267.3		667.3
Impairment loss		––		––		––		––		(1,556.5)
Extraordinary items		––		––		––		(298.6)		––

Net income (loss) before minority interest		3,569.2		1,574.3		1,809.9		829.3		(3,542.8)
Minority interest		(12.1)		500.7		175.3		4.0		3.1

Net income (loss)	Ps	3,581.3	Ps	1,073.7	Ps	1,634.6	Ps	825.3	Ps	(3,545.9)

Basic and diluted earnings per share	Ps	38.07	Ps	11.41	Ps	17.38	Ps	8.77	Ps	(38.20)
Weighted-average number of shares outstanding		94,072,122		94,072,122		94,072,122		94,072,122		92,828,029
U.S. GAAP: (2)(3)
Net sales	Ps	6,877.3	Ps	8,991.0	Ps	9,141.9	Ps	7,828.7		7,075.7
Operating income		1,229.5		1,836.2		1,443.2		1,114.1		56.9
Income (loss) before, provisions for income and asset taxes, minority interest, special items and discontinued operations		(246.7)		2,084.7		973.1		848.0		(1,487.8)
Net income (loss)		(91.5)		1,430.9		10.1		239.4		(2,122.8)
Basic and diluted earnings per share (4)		(0.97)		15.21		0.11		2.54		(22.86)
Combined and Consolidated Balance Sheet Data
Mexican GAAP:
Cash and temporary investments	Ps	1,274.4	Ps	937.6	Ps	811.2	Ps	508.9	Ps	255.7
Total current assets		4,243.7		5,793.8		5,563.3		4,255.6		3,537.5
Property, plant & equipment, net		17,065.6		17,359.8		17,556.3		16,489.0		13,063.7
Total assets		21,734.4		23,607.8		23,675.5		21,277.5		17,312.7
Short-term debt, including current portion of long-term debt		673.0		1,156.2		868.6		617.4		7,576.3
Long-term debt		8,437.1		7,438.0		7,588.2		7,243.7		1,083.4
Capital stock		4,163.3		4,233.3		2,321.7		4,672.5		4,672.5
Total minority shareholders’ equity		140.2		2,614.9		1,504.5		41.9		68.4
Total majority shareholders’ equity		10,238.1		7,639.9		6,632.0		7,834.8		4,361.9
Total shareholders’ equity (net assets)		10,378.3		10,254.9		8,083.2		7,876.7		4,430.3
U.S. GAAP: (2)(3)
Total assets		18,164.4		19,668.1		20,159.1		18,784.2		16,865.3
Total shareholders’ equity (net assets)		1,879.3		2,860.3		2,774.4		4,056.7		1,048.7
Other Financial Data:
Mexican GAAP:
Adjusted EBITDA (5)		1,614.7		2,002.4		2,031.2		1,525.9		1,119.4

	As of and for the Year Ended December 31,

	1998	1999	2000	2001	2002

	(millions of constant Pesos restated as of December 31, 2002,
	except per share amounts and ratios)
Resources generated by operating activities	1,558.2	1,654.3	1,356.8	906.2	(137.6)
Resources generated by (used in) financing activities	1,267.5	(407.1)	1,875.0	(650.5)	735.7
Resources used in investing activities	(2,311.7)	(1,584.0)	(3,358.3)	(558.0)	(851.3)
Capital expenditures	(1,064.7)	(177.4)	(1,092.1)	(345.6)	(305.3)
Adjusted EBITDA to interest expense	1.7x	2.0x	1.9x	1.4x	1.0x
Total Debt to Adjusted EBITDA	5.6x	4.3x	4.2x	5.2x	7.7x
Ratio of earnings loss to fixed charges (6)	4.8x	2.7x	3.2x	1.7x	(2.7)x
U.S. GAAP: (2)(3)
Cash flow provided by operating activities	743.0	812.7	689.3	1,197.4	374.6
Cash flow provided by (used in) financing activities	2,174.2	(314.7)	325.5	(988.0)	1,320.0
Cash flow used in investing activities	(2,544.4)	(1,640.8)	(1,264.5)	505.8	1,393.0
Ratio of earnings (loss) to fixed charges (6)	0.7x	3.1x	1.8x	1.5x	(1.0)x

(1)	In 1999, the Company recorded negative goodwill in the acquisition of the Durango Paper Company. Such negative goodwill was fully amortized by year-end 2001. In 2000, the Company recorded negative goodwill in the acquisition of 59% of GIDUSA by CODUSA. Such negative goodwill was fully amortized by year-end 2000.

(2)	Amounts of sales and long-term debt under U.S. GAAP do not differ materially from these amounts under Mexican GAAP. See Note 21 to our audited consolidated financial statements.

(3)	The difference between net income under U.S. GAAP and Mexican GAAP primarily reflects differing accounting treatment for reversal of loss on fixed assets, capitalized financing costs, debt issuance costs, negative goodwill, deferred income tax, employees’ statutory profit sharing and the effects of inflation on fixed assets. See “Item 5. Operating and Financial Review and Prospects — Differences Between Mexican GAAP and U.S. GAAP” and Note 21 to our audited consolidated financial statements. As of January 1, 2000, Bulletin D-4 is effective in Mexico. This Bulletin governs the treatment of deferred taxes, similar to that of Statement of Financial Accounting Standards Board No. 109, “Accounting for Income Taxes”. See Note 3(p) to our audited consolidated financial statements.

(4)	See Note 21 to our audited consolidated financial statements.

(5)	As used herein, we define “Adjusted EBITDA” as operating income plus depreciation and amortization. The Company believes that Adjusted EBITDA is an additional measure of operating performance, although it should be noted that Adjusted EBITDA is not a measure of financial condition or performance under U.S. GAAP or Mexican GAAP and should not be considered as a substitute for those measures under U.S. GAAP or Mexican GAAP. Adjusted EBITDA is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments. Companies do not calculate Adjusted EBITDA in a uniform manner. Our Adjusted EBITDA calculations may not be comparable to those of other companies. Presented below is a reconciliation of Adjusted EBITDA to operating income under Mexican GAAP, which is the most directly comparable financial measure calculated and presented in accordance with Mexican GAAP.

	Year Ended December 31,

	1998		1999		2000		2001		2002

Operating income	Ps	1,244.8	Ps	1,487.1	Ps	1,466.5	Ps	1,033.6	Ps	644.0
Depreciation and amortization		369.9		515.3		564.7		492.3		475.4
Adjusted EBITDA	Ps	1,614.7	Ps	2,002.4	Ps	2,031.2	Ps	1,525.9	Ps	1,119.4

(6)	Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes divided by fixed charges. Earnings for this purpose consist of earnings before provision for income tax and asset tax plus fixed charges. Fixed charges for this purpose consist of interest expenses plus the portion of rental expenses deemed to represent interest expense under operating lease agreements and the capitalization of deferred costs related to the issuance of bonds during the period.

Dividends

     Please see “Dividend Policy” in “Item 8. Financial Information.”

Exchange Rate Information

     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate as reported by the Federal Reserve Bank of New York, for the purchase of U.S. Dollars, expressed in nominal Pesos per U.S. Dollar.

	Noon Buying Rate(1)

							Period
	High		Low		Average(2)		End

Year ended December 31,
1998	Ps	10.630	Ps	8.040	Ps	9.152	Ps	9.901
1999		10.600		9.243		9.563		9.480
2000		10.087		9.188		9.475		9.618
2001		9.972		9.027		9.341		9.156
2002		10.423		9.000		9.668		10.425

	Noon Buying Rate(1)

							Period
	High		Low		Average(3)		End

Month Ended
December 31, 2002	Ps	10.423	Ps	10.103	Ps	10.225	Ps	10.425
January 31, 2003		10.978		10.321		10.622		10.902
February 28, 2003		11.064		10.774		10.946		11.029
March 31, 2003		11.235		10.661		10.909		10.782
April 30, 2003		10.770		10.308		10.589		10.308
May 31, 2003		10.424		10.113		10.253		10.340

(1)	Source: Federal Reserve Bank of New York.

(2)	Average of month-end rates.

(3)	Average of daily rates.

     On June 27, 2003, the noon buying rate was Ps 10.430 per U.S. Dollar.

Risk Factors

     We are subject to various risks resulting from changing economic, political, industry and business and financial conditions that may affect our results of operations or financial condition. These risks are described below.

Risks Relating to our Business and the Paper and Packaging Industry in General

     We have insufficient liquidity to repay our debt obligations. If the debt restructuring negotiations with our creditors are not successful, we may not be able to pay all or a portion of the principal or interest on our unsecured debt and our operations may be adversely affected.

     In recent years, we have incurred substantial indebtedness to finance our Company’s growth and operations. As of December 31, 2002, we had consolidated indebtedness of approximately Ps 8,659.7 million (US$829.5 million) and shareholders’ equity, including a minority interest in our consolidated subsidiaries, of Ps 4,430.3 million (US$424.4 million). Since November 2002, we have been in default on payments of principal and interest under our unsecured indebtedness. See “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

     In December 2002, we retained financial advisors to advise us in evaluating debt-restructuring alternatives to implement a long-term solution to our capital structure and debt service requirements. We also began discussions with our bank creditors and the holders of our notes. In April 2003, we presented our unsecured creditors with debt restructuring and forbearance proposals. Holders of approximately 97% of the total outstanding principal amount of our notes due 2003, 2006, 2008 and 2009 and certain bank creditors agreed to forbear exercising their rights and remedies in connection with our existing defaults. Such forbearance terminates on June 30, 2002, and we have not received any indication that such creditors will extend the period of forbearance. Our debt restructuring proposal is currently the focus of our ongoing negotiations with these and our other unsecured creditors. See “Item 4. Information on the Company-Significant Developments During 2002 and Recent Developments.”

     During this time, Standard & Poor’s Investment Advisory Services, (“Standard & Poor’s”) has lowered our foreign and local currency corporate ratings to their lowest rating of “D,” and Moody’s Investors Service (“Moody’s”) lowered all ratings on our existing notes to their second lowest rating of “Ca.” These negative credit ratings and downgrades have further restricted our sources for short-term financing, thereby impeding our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has adversely affected the terms of our trade payables. For additional information regarding our credit ratings, see “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

     If our current liquidity crisis continues, our ability to undertake important activities may be impaired, including:

•	our ability to adjust to rapidly changing market conditions, thus making us more vulnerable in the event the downturn in general economic conditions or our business continues;

•	our ability to attract and retain key employees;

•	our ability to maintain relationships with key suppliers;

•	our ability to enter into long-term contracts with customers;

•	our ability to undertake capital expenditures;

•	our ability to maintain a positive image to regulators, investors, lenders or credit rating agencies; or

•	our ability to maintain and improve our enterprise value.

     We believe that we are not likely to find outside sources of financing to fund the payments due on our unsecured debt. Therefore, we will probably not be able to cure the existing defaults under the agreements governing our debt obligations unless the negotiations with our creditors are successful. Since we do not have sufficient liquidity to repay our obligations on our debt instruments, and given the depressed value of paper production facility assets generally, it is likely that our unsecured creditors and our shareholders would incur a significant loss if our restructuring negotiations are unsuccessful. Even if we successfully consummate a debt restructuring, we will continue to be highly leveraged and will need to increase our cash flow to meet our payment obligations under any additional indebtedness.

     Our insufficient liquidity could severely impact our ability to continue as a going concern.

     Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. However, our independent auditors have stated in their most recent report that, due to our liquidity crisis, there is uncertainty about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not successful in consummating a debt restructuring, in generating sufficient cash from operating activities to meet our financial obligations and to make essential capital expenditures, or in obtaining outside sources of funding, we may be forced to sell assets in addition to the planned divestitures described in this annual report. Furthermore, our inability to successfully restructure our debt would materially and adversely affect our financial condition and continuing operations and would likely cause us to seek bankruptcy court protection. If we are required to liquidate our operations, the holders of our debt and our shareholders will likely incur a significant loss.

     If the debt restructuring negotiations with our creditors are not successful, we face a substantial risk of Mexican reorganization-related proceedings.

     If we remain in default on our obligations, including our notes, some or all of our creditors will have the option of taking legal action against us, including instituting an involuntary reorganization proceeding in Mexico. Further, we may choose to institute a voluntary reorganization proceeding under Mexican law. We cannot predict the duration of any such restructuring under the new Mexican Law of Commercial Reorganizations (Ley de Concursos Mercantiles), as the statutory provisions governing such proceedings remain largely untested. A reorganization proceeding would likely result in significant changes to our existing obligations that could include the cancellation or rescheduling of all or part of those obligations. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new customer relationships, to continue to collect payments for our products and services or to obtain any type of funding or financing would likely be materially adversely affected. We believe that any such adverse effects would be exacerbated if the reorganization proceeding were protracted.

     If we were declared bankrupt, our creditors would find it difficult to collect payment on our unsecured debt instruments.

     If we were declared bankrupt by a Mexican court, or if we were subject to a reorganization proceeding in a Mexican court, our obligations under our debt securities:

•	would be converted into Pesos at the exchange rate prevailing at the time of a declaration of bankruptcy or reorganization and from Pesos into inflation indexed units (UDIs) at the conversion rate prevailing at that time;

•	would be dependent upon the outcome of the bankruptcy or reorganization proceedings and payment, if any, would occur at the same time as claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient; and

•	would cease to accrue interest.

     There can be no assurance that our unsecured creditors would receive any meaningful recovery from a bankruptcy or reorganization proceeding.

     We have been notified by the New York Stock Exchange that the average trading price of our ADSs and their distribution do not meet the New York Stock Exchange’s continued listing requirements.

     On February 13, 2003, we were notified by the New York Stock Exchange that the average trading price of our ADSs and their distribution did not meet the New York Stock Exchange’s continued listing requirements. We have notified the New York Stock Exchange of our intention to achieve compliance in a timely manner and are currently evaluating appropriate alternatives. In order to maintain compliance, the average trading price of our ADSs must equal or exceed U.S.$1.00 for a minimum of 30 trading days on or before August 13, 2003. Although we are focused on maintaining our New York Stock Exchange listing, we cannot assure you that we will be able to achieve compliance by the dates set by the New York Stock Exchange to avoid delisting. Delisting from the New York Stock Exchange would have an adverse effect on the liquidity of our ADSs and on our ability to raise capital through the issuance of ADSs or securities convertible into ADSs.

     We may be unable to realize the value of our planned divestitures in time to repay our creditors.

     We are currently in the initial stages of negotiations to divest our Company of certain assets with the goal of increasing our production efficiency, improving our liquidity condition and repaying overdue amounts on our outstanding indebtedness. If we are unable to attract purchasers for these non-strategic assets, we may be forced to delay the sale of all or a portion of these assets. We cannot assure you that we will be able to realize the value of these assets before our creditors exercise their rights to accelerate our debt obligations.

     We are currently involved in litigation that, if decided adversely to us, could materially adversely affect our financial condition, cash flows and results of operations.

     We are currently involved in a lawsuit relating to our nonpayment of amounts alleged due under promissory notes issued to HG Estate, LLC in connection with the acquisition of our former subsidiary, Durango Paper Company. We have filed a statement of claims in arbitration, among other things, challenging the validity of these promissory notes. In addition, we are involved in a lawsuit relating to our failure to pay outstanding obligations under our Euro Commercial Paper Program. We intend to vigorously defend against these lawsuits, but the results of these proceedings cannot be predicted. Adverse outcomes for our Company in either of these matters could require significant expenditures and could have a material adverse effect on our financial condition, cash flows and results of operations. See “Item 8. Financial Information-Legal Proceedings.”

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

     Our profitability may be adversely affected by increases in inflation. Our Peso-based labor costs and raw material costs increase as a result of inflation in Mexico. If, as in the past four years, we are unable to pass on the increased costs of our inputs to our customers, the real prices of our products will not keep pace with inflation. As a result, our operating income will continue to decline unless we have a comparable increase in our sales volume to offset the decline in real prices of our products.

     Our operations may be adversely affected by increases in the price of raw materials.

     The cost of our supply of recycled fiber and pulp is directly affected by trends in international and domestic prices of old corrugated container, or OCC, and old newsprint, or ONP, material and virgin pulp, which stem from market fluctuations caused by factors beyond our control. Generally, demand and prices for these raw materials vary directly with demand and prices for finished paper. In addition, the cost of OCC in Mexico is affected both by inflation and exchange rates. We might not be able to recoup any future increases in the costs of raw materials through increases in sales prices for our products, which would adversely affect our operating income.

     We are vulnerable to competition from international paper producers with substantial resources.

     We currently face increasing competition from non-Mexican producers due in part to significantly enhanced market access for imported products. Many of our competitors are large international paper producers with substan-

tial resources at their disposal. We try to maintain our prices below U.S. prices and in the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the gradual elimination of tariffs and generally low prices for paper and packaging products in the United States over the last four years, competition from imports has increased and may increase further. Increased competition from imports may have a material adverse effect on our Company by driving down our prices and decreasing our revenues.

     Our operations may be restricted by covenants in our debt agreements.

     We are, or in connection with our debt restructuring may become, party to debt agreements which have negative covenants and other restrictions that will limit our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	pay dividends, acquire shares of stock, make payments on subordinated debt or make investments;

•	make distributions from subsidiaries;

•	issue or sell capital stock of subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into sale and lease-back transactions;

•	enter into transactions with shareholders and affiliates;

•	create liens; and

•	effect mergers.

     We may be adversely affected by the imposition and enforcement of more stringent environmental and safety requirements.

     We are subject to strict environmental regulations in Mexico and in the United States. Changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could adversely affect us. Our Mexican operations are supervised by the Mexican Ministry of the Environment, Natural Resources and Fisheries (Secretaría del Medio Ambiente, Recursos Naturales y Pesca) and our U.S. operations are supervised by the U.S. Environmental Protection Agency and other federal, state and local regulatory agencies. These agencies are responsible for the implementation of pollution control laws and regulations and could take action against us by shutting down plants, revoking licenses, imposing fines or obligating us to clean up waste that we produced, if we fail to comply with their environmental regulations. It is also possible that the relevant governmental agencies could issue additional regulations, could seek a more stringent interpretation of existing regulations or could exercise stricter enforcement actions that would require us to spend additional funds on environmental matters. In addition, the enactment of new environmental laws or regulations in Mexico or the United States may cause us to spend additional funds, which may be material, in order to comply with the new laws or regulations.

     Our principal shareholders own 95.1% of our shares and may take actions not in the interest of other holders of our shares or debt securities.

     We are controlled by the Rincón family, which directly and indirectly owns 95.1% of our outstanding voting stock. As a result, the Rincón family has the power to elect all of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. The interests of the Rincón family as shareholders may differ from the interests of other holders of our shares or debt securities. See “Item 7. Major Shareholders and Related Party Transactions.”

     If we lose key members of our management team and are unable to attract other qualified personnel, our business could be adversely affected.

     Our success largely depends on the continuing contributions of our management team. Our managers have been with our Company for an average of 18 years and have implemented our past strategic acquisitions. In particular, our chief executive officer, chief operations officer, and chief financial officer have been with our Company since the founding of GIDUSA. The loss of key personnel or our potential inability to attract and retain other qualified managers could adversely affect us.

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

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities, in general, and on us, in particular, and on market conditions, prices, and returns on Mexican securities, including our securities.

     Mexico has experienced adverse economic conditions.

     Mexico’s gross domestic product, or GDP decreased by 0.3% in 2001. In 2002, GDP increased by an estimated 0.9%. During 2002, GDP growth fell short of Mexican government estimates due primarily to a decrease in exports to the U.S. resulting from the recession in the U.S. economy and a 13.8% depreciation of the Peso against the U.S. Dollar. Inflation in 2000, 2001 and 2002 was 8.9%, 4.4% and 5.7%, respectively.

     If the Mexican recession continues or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected for the following reasons:

•	our customers may reduce their consumption of our products; and

•	our costs may increase because approximately 85% of our cost of production in Mexico is payable in Pesos.

     Our profitability may be adversely affected by currency fluctuations.

     The Peso has devalued substantially against the U.S. Dollar in the past and may devalue significantly in the future. The value of the Peso, based on the exchange rate, which is calculated and published by the Mexican Central Bank (Banco de México), declined by 61% against the U.S. Dollar during 1994, by an additional 54% during 1995 and continued to weaken between 1995 and 1998. Despite stabilization of the Peso/U.S. Dollar exchange rate between 1999 and 2001, the Peso devalued a further 13.8% during 2002. Any devaluation of the Peso negatively affects our results of operations by increasing our U.S. Dollar-based costs, including our cost of borrowing, since the Peso cost of interest payments on our U.S. Dollar indebtedness would increase.

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

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In the past, economic crises in Asia, Russia, Brazil and other emerging markets adversely affected the Mexican economy, and thus, future economic developments in Mexico and other emerging markets, such as Argentina, as well as low growth in the United States, could adversely affect the Mexican economy in future periods.

     In 1998, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of a sharp drop in Asian securities markets and the economic crises in Russia and Brazil. In 2001, Argentina defaulted on its public debt, and prices of Argentine debt securities and the level of the Merval Stock Exchange Index declined significantly. As a result of these economic crises there were political demonstrations and civil unrest in Argentina. In 2002, the devaluation of the Argentine peso created pressures on the price system that prompted inflation to rebound, after several years of price stability and price deflation, giving rise to hyperinflationary episodes over the course of the year.

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

     We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP as further discussed in Note 21 to our audited consolidated financial statements. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries. In addition, as a foreign registrant, the preparation of U.S. GAAP information is only performed on an annual basis.

     Judgments of Mexican courts enforcing our obligation under our debt securities would be payable only in Pesos.

     If proceedings were brought in Mexico seeking to enforce our obligations under our debt securities, we would not be required to discharge our obligations in a currency other than Pesos. Under the Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), an obligation to pay amounts denominated in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date of payment. This rate is currently determined daily by the Mexican Central Bank and published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación).

Item 4. Information on the Company.

Organization

     Our Company is the result of the merger on October 8, 2001 of Corporación Durango, S.A. de C.V., or CODUSA, into Grupo Industrial Durango, S.A. de C.V., or GIDUSA. GIDUSA, the surviving entity, was subsequently renamed Corporación Durango, S.A. de C.V.

     We were incorporated on January 22, 1982 in Mexico. However, some of our underlying operating companies have been in existence since 1975. Since our formation, we have pursued a strategy of forward integration, imple-

mented by both acquisitions and internal expansion, to attain our present position as one of Mexico’s largest producers, in terms of capacity, of corrugated containers, containerboard and industrial paper. We are 95.1% owned by members of the Rincón family, which has been involved in the pulp, paper and converting industry for over 20 years.

     We are a limited liability company (sociedad anónima de capital variable) operating under the laws of Mexico. Our principal executive offices are located at Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34220, and our telephone numbers are +52 (618) 814-1658 and +52 (618) 814-2799.

     Our agent for service of process in the United States is Durango McKinley Paper Company, 5605 N. MacArthur Blvd., Suite 360, Irving, Texas 75035, Attention: Prudencio Calderón.

Significant Developments During 2002 and Recent Developments

     For the past two years, our Company has been severely affected by a combination of economic factors, including a slowdown of the U.S. and international economies, a Peso devaluation of approximately 13.8% during 2002, a significant drop in the international price of paper during 2002, a drastic reduction in the demand for manufactured products requiring the goods supplied by our Company and the entry of imported products into the Mexican market. The industry’s initial stage of recovery did not materialize and the divestiture initiatives of non-strategic assets previously disclosed in our 2001 annual report did not occur as anticipated. These negative economic events lead to a significant reduction in the generation of cash flow by our Company during the second half of 2002 and our current liquidity crisis. Our independent auditors have stated in their most recent report that due to our liquidity condition, there is uncertainty as to our ability to continue to operate as a going concern.

     In October 2002, we sold our subsidiary Durango Paper Company and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., a related party, for an aggregate amount of US$100,000. Pursuant to the terms of this transaction, we have the option to repurchase all of the capital stock of Durango Paper Company and the promissory notes for US$100,000 plus LIBOR + 4% at any time prior to October 7, 2012. In November 2002 Durango Paper Company filed a voluntary reorganization proceeding under Chapter 11 of the U.S. Bankruptcy Code. This sale gave rise to an aggregate loss of Ps 1,451.4 million, which was considered as a special item in the income statement (see Note 17 to our audited consolidated financial statements).

     In November 2002, we defaulted on payments of principal and interest under our unsecured indebtedness. In December 2002, we retained financial advisors to advise us in evaluating debt-restructuring alternatives to implement a long-term solution to our capital structure and debt service requirements. We also began discussions with our bank creditors and the holders of our notes. In April 2003, we presented our unsecured creditors with debt restructuring and forbearance proposals. Holders of approximately 97% of the total outstanding principal amount of our notes due 2003, 2006, 2008 and 2009 and certain bank creditors agreed to forbear exercising their rights and remedies in connection with our existing defaults. We paid a forbearance fee of approximately US$14 million to such creditors for their forbearance. Such forbearance terminates on June 30, 2002, and we have not received any indication that such creditors will extend the period of forbearance. Our debt restructuring proposal is currently the focus of our ongoing negotiations with these and our other unsecured creditors.

     On February 27, 2003, our subsidiary, Empaques de Cartón Titán, S.A. de CV., sold the assets of its molded pulp division for approximately Ps 589.1 million, generating a profit in 2003 of Ps 316.1 million. The assets sold included certain accounts receivable and the buyer assumed certain trade accounts payable related to the production and sale of molded products.

     In light of our failure to make payments on our existing notes, Standard & Poor’s lowered our foreign and local currency corporate ratings to their lowest rating of “D,” and Moody’s took action to lower all ratings on our existing notes to their second lowest rating of “Ca.”

Business Overview

     We are a vertically integrated producer with an extensive distribution network that links our strategically located facilities with our customers. These factors, as well as our investment in state-of-the-art manufacturing technology and our access to raw materials as Mexico’s only producer of unbleached virgin kraft pulp and one of the largest paper recyclers, allow us to be one of the industry’s lowest cost producers. In 2002, our total sales volume was 1.5 million short tons.

     We produce and supply paper to our converting facilities which in turn manufacture packaging products. Our products include:

•	paper: containerboard (linerboard, corrugating medium and multi-wall paper), kraft paper, newsprint and uncoated free sheet;

•	packaging: corrugated containers and multi-wall sacks and bags; and

•	other: plywood and particleboard.

     In Mexico, we are the sole domestic producer of newsprint with a 56% market share in 2002, and we are a leading producer of corrugated containers with an estimated 35% market share in 2002, based on information published by the Mexican National Chamber for the Pulp and Paper Industry (Cámara Nacional de las Industrias de la Celulosa y del Papel).

     We are a strategically-focused paper company, supplying companies in the maquiladora sector, as well as the traditional Mexican export sector. Our sales have grown at a 9.4% compound annual growth rate during the same period. We believe we are the leading domestic producer of corrugated containers used by the traditional Mexican export sector . The remaining needs of the sector are substantially supplied by other Mexican producers.

     We sell our products to a broad range of Mexican and United States manufacturers of consumable and durable goods, including the maquiladora sector and Mexico’s major exporters. Our customers in the United States and Mexico include many of the largest industrial, construction, consumer, agricultural, and media companies such as Nestlé, Pepsico, Chrysler Corporation, Sara Lee, Kimberly-Clark, Smurfit Stone, Vitro, Cementos Apasco, Paccess-Nike, El Universal, Reforma, Quik-crete Concrete and Chiquita. In Mexico, we produce corrugated containers, containerboard and kraft paper, forest products, multi-wall sacks and bags and newsprint. In the United States, we produce, linerboard and corrugated containers. Our U.S. operations allow us to fill a demand for higher quality products to be supplied into Mexico.

     Our revenues were Ps 8,498.2 million in 2002. In 2002, approximately 37% of our sales were made in U.S. Dollars, with the balance primarily U.S. Dollar linked. In 2002, 69% of our total sales were made in Mexico and 31% were made in and into the United States. Our adjusted EBITDA was Ps 1,119.4 million in 2002.

Subsidiaries and Operating Divisions

Corporate Structure

(1) 41.97% is controlled through Compañía Papelera de Atenquique. (2) 27.21% is controlled through Empaques de Cartón Titán.

     We are comprised of various operating divisions which are distinguished by product type as follows:

•	paper:	Pamex Grupo Pipsamex Durango McKinley Paper Company

•	packaging:	Titán Durango McKinley Paper Company

•	other:	Ponderosa

     Our operating divisions interact with each other to comprise a vertically integrated unit. This integration enables us to limit purchases from external suppliers and reduce costs. Our operating divisions are:

•	Pamex. Our Pamex division is one of the largest containerboard manufacturers in Latin America. In 2002, approximately 78% of the 600,000 short tons of linerboard, corrugating medium and unbleached kraft paper shipped by Pamex was used to supply our Titán division. The remainder of its production was sold to third party manufacturers in Mexico and the United States.

•	Grupo Pipsamex. Grupo Pipsamex is Mexico’s sole domestic newsprint manufacturer and one of Mexico’s leading bond paper manufacturers. In 2002, Grupo Pipsamex shipped 197,000 short tons of newsprint and 117,000 short tons of uncoated free sheet. Grupo Pipsamex’s sales are predominantly to the Mexican market with the balance primarily sold to the United States.

•	Durango McKinley Paper Company. Durango McKinley Paper Company is a state-of-the-art recycled linerboard manufacturer strategically located in the southwestern United States to supply our packaging operations in the United States and northern Mexico and to serve the maquiladora region. Durango McKinley Paper Company is a significant collector of old corrugated container, or OCC, material, which is processed to create recycled fiber. In 2002, approximately 57% of the paper needs of our packaging operations in Dallas and Houston, TX were supplied by Durango McKinley Paper Company.

•	Titán. Our Titán division, which includes the Durango McKinley Paper Company (f/k/a McKinley Container) operations, is a large integrated paper-based packaging manufacturer. Titán’s 2002 shipments of 670,000 short tons consisted of corrugated containers, multi-wall sacks and bags, and molded pulp egg cartons. On February 27, 2003, Titán sold the assets of its molded carton division, representing approximately 25% of its total assets. Pamex supplies approximately 88% of Titán’s domestic containerboard requirements, with the balance, higher grade containerboard, supplied primarily by Durango McKinley Paper Company. Waste material generated in production of corrugated containers is sold back to Pamex for recycling and to produce pulp. Titán’s sales are primarily to Mexico and the maquiladora sector.

•	Ponderosa. Ponderosa, Mexico’s largest forest-based building products manufacturer, markets its products throughout the NAFTA region. In 2002, Ponderosa produced 82,000 short tons of particleboard and 10,000 short tons of plywood. In 2002, Ponderosa supplied 80% of Pamex’s wood requirements for the production of virgin pulp.

     Our operating divisions interact with each other through inter-company sales as follows. Ponderosa sells wood chips and pine logs to Pamex for the production of virgin pulp. Pamex sells containerboard to Titán for the production of corrugated boxes and multi-wall sacks. Durango McKinley Paper Company sells OCC and ONP to Pamex for the production of recycled fiber and sells containerboard to Titán for the production of corrugated containers. Titán sells its waste to Pamex for the production of recycled fiber. Grupo Pipsamex purchases paper tubes and corrugated containers from Pamex and Titán, respectively.

Our Competitive Strengths

     We believe our competitive strengths are:

•	We are a vertically integrated low cost producer of paper and packaging products with state-of-the-art manufacturing technology. As the largest forest management company and largest wastepaper collection company in Mexico, we are able to supply the majority of our raw material requirements. We have made substantial investments in technology in each of our product lines. In our paper segment, we have invested in technologies that allow us to:

•	produce higher grades of paper;

•	produce pulp with a lower volume of lower cost chemicals;

•	change our raw material mix to include a higher percentage of recycled fiber and less virgin pulp, and use lower cost and quality recycled fiber without affecting the quality of the paper we produce; and

•	increase the yield of recycled fiber per ton of raw material.

In our packaging segment, we have invested in state-of-the-art printing presses that allow us to:

•	produce a higher volume of packaging products through the elimination of bottlenecks in our production processes;

•	offer our customers a wider variety of products; and

•	reduce our costs for printing ink.

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

•	We have dominant market positions in the rapidly growing markets we serve. We are one of the largest paper producers in Mexico, whose GDP growth in 2003 is estimated to be approximately 1.8% according to the Mexican government. We expect demand for paper products to grow by 1.5 times domestic GDP growth through 2006. In Mexico, we are the sole domestic producer of newsprint and the leading producer of corrugated containers used by the Mexican export sector.

•	We have an experienced management team with a proven successful track record. Our senior management has an average of over 20 years of experience in the integrated paper industry, the majority of which is with us. We have grown our business from a small paper manufacturer with sales of US$2.1 million in 1980 to one of the leading integrated paper producers in Mexico.

•	Our strategically located facilities are linked with our customers by our extensive distribution network. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time of our products. Our individual facilities are linked with our customers by our extensive distribution system, which consists of approximately 150 trailer trucks owned by us and approximately 1,500 additional trailer trucks owned by independent operators who provide services principally to us. Our distribution network is highly efficient and the proximity of our assets to major centers enables our truck fleet to haul freight in both directions, thus lowering transportation costs. The close proximity of our facilities to the maquiladora sector makes our products attractive to customers due to their low shipping costs.

•	We have a diverse product portfolio which mitigates the impact of the paper industry’s cyclicality. Our production, distribution and sale of different paper grades and paper products gives us the flexibility to mitigate the impact of cyclicality occurring in the market such that when one of our products is in a downward cycle, we can shift production, distribution and sales to focus on other products, assuming sufficient market demand. For example, in the case of Grupo Pipsamex, we have switched some production capacity from newsprint to bond paper due to recent increases in bond paper demand and prices which have outpaced increases in newsprint demand and prices.

Our Business Strategy

     Our business strategy is to strengthen our position as one of the leading integrated paper and packaging companies in Latin America, as well as to continue our growth as a leading integrated paper producer. To implement our strategy, we expect to:

•	Restructure our debt obligations and capital structure. We will continue to engage in debt restructuring negotiations with our creditors in an effort to create a more efficient capital structure. We will negotiate to lower our interest payment obligations and extend the maturity dates of a substantial portion of our indebtedness to more closely align our debt service obligations with our current and projected cash flows and packaging products.

•	Increase our cash flow through enhanced efficiency and shifts to higher margin products. We intend to continue to improve the efficiency and productivity of our operations by either upgrading or replacing our existing machinery, which we believe will result in a reduction of bottlenecks. Through the use of improved technology, we intend to increase the yield and quality of pulp that can be produced from OCC material and old newsprint, or ONP, and increase the percentage of recycled pulp that can be used in the production of our finished products while maintaining our existing level of quality. We also intend to continue expanding our collection of domestic OCC material to further reduce our reliance on more expensive imported OCC material. We will continue to shift our marketing efforts toward high margin products such as niche paper and specialty packaging.

•	Reduce our financial leverage through the application of cash flow from operations and the proceeds from asset divestitures and reduce our cost of capital through fiscally sound financing activities. We intend to continue our practice of maximizing internally generated cash flows and to use our cash flow from operations and the proceeds from asset sales to reduce our outstanding indebtedness. We expect to increase our cash flow from operation through reductions in the level of our accounts receivables and inventory. We will continue to seek to lower our cost of capital to ensure the highest possible return on our strategic investments. We believe that a low cost of capital will facilitate our internal growth in a cost-effective manner in the future.

•	Strengthen our leadership position in regional markets. By maintaining high capacity utilization and continuing to offer competitively priced, high quality paper and packaging products, accompanied by outstanding customer service, we believe we will solidify our role as a dominant producer in Mexico and the maquiladora sector.

Our Products

General

     Our main product groups are:

•	Paper—containerboard (linerboard and corrugating medium), kraft paper (unbleached), newsprint and uncoated free sheet (bond, envelope, book stock, miscellaneous free sheet),

•	Packaging—corrugated containers and multi-wall sacks and bags,

•	Other—plywood and particleboard

     Our total capacity by product, number of mills and plants, and actual production and shipments for the periods indicated, is as follows:

Production (in thousands of short tons)

	Current Annual
	Installed		December 31,

Product Type	Capacity	Mills/Plants	2000	2001	2002

Paper:
Containerboard	815.0	6	809.4	710.8	831.4
Newsprint(1)	472.0	4	382.4	333.6	273.5
Uncoated free sheet	143.0	1	106.0	91.6	145.5
Coated bleached board(1)	137.5	1	273.6	230.3	137.5

Total Paper	1,567.5	12	1,571.5	1,366.3	1,387.8
Packaging:
Corrugated containers	871.0	19	599.3	543.2	581.9
Multi-wall sacks and bags	66.0	3	99.8	69.7	44.6
Molded pulp products and others(2)	40.0	4	73.3	55.1	41.0

Total Packaging	977.0	26	772.4	668.0	667.6
Other products	246.0	3	165.6	41.6	97.6

Total Production	2,790.5	41	2,509.5	2,075.9	2,152.4

(1)	In October 2002, we sold all of our interest in Durango Paper Company, significantly reducing our production of kraft paper and eliminating our production of coated bleached board. Newsprint includes kraft paper from Tuxtepec Mill.

(2)	In February 2003, our subsidiary, Empaques de Cartón Titán, S.A. de C.V., sold the assets of its molded pulp division, representing substantially all of our molded pulp production capacity.

Shipments (in thousands of short tons)

	December 31,

Product Type	2000	2001	2002

Paper:
Containerboard	262.9	243.5	273.6
Newsprint(1)(2)	377.4	328.5	254.5
Uncoated free sheet	103.4	111.0	117.0
Coated bleached board(1)	249.2	228.8	136.2

Total Paper	993.0	911.8	781.3
Packaging:
Corrugated containers	594.5	545.0	586.3
Multi-wall sacks and bags	101.4	70.4	45.5
Molded pulp products and others(3)	73.1	53.9	38.2

Total Packaging	769.0	669.3	670.0
Other products	158.4	49.7	91.5

Total Shipments	1,920.4	1,630.8	1,542.8

(1)	In October 2002, we sold all of our interest in Durango Paper Company, significantly reducing our production of kraft paper and eliminating our production of coated bleached board.

(2)	This line item includes kraft paper from our Tuxtepec Mill.

(3)	In February 2003, our subsidiary, Empaques de Cartón Titán, S.A. de C.V., sold the assets of its molded pulp division, representing substantially all of our molded pulp production capacity.

     Paper Products

     Below is a description of our paper products and their usage.

Product Type	Product Description and Usage

Containerboard	We produce linerboard and corrugating medium, white-top and mottled white linerboard and paper, high-performance linerboard. Our products are used by corrugated container manufacturers in the production of a wide variety of corrugated containers.

Kraft paper	We produce unbleached kraft paper. Our products are used by paper bag converters to produce sacks, multi-wall sacks and bags, golden envelope grades, wet strength paper, and fluro-carbon treated board.

Newsprint	We produce standard, peach and improved newsprint. Our products are used by newspaper and magazine publishers and advertisers for newspapers, books, advertisements, and magazines.

Uncoated free sheet	We produce bond, forms, tablet, envelope, copy, and book stock and miscellaneous free sheet. Our products are used by consumer goods and office supplies producers for printing and writing paper, office supplies, and educational books.

     We are able to produce a wide variety of paper products, in terms of weight and resistance, and we can use virgin and recycled fiber as raw material in different proportions to achieve the characteristics required by our customers. We sell our linerboard and kraft paper in rolls of varying widths depending on the capacity of the converting machinery on which it will be used.

     Packaging Products

     Below is a brief description of our packaging products and their usage.

Product Type	Product Description and Usage

Corrugated containers	We produce corrugated containers manufactured from containerboard in converting plants. Our products are used by consumer, industrial and agricultural goods producers to ship products including home appliances, electronics, spare parts, grocery products, produce, books, tobacco and furniture.

Multi-wall sacks and bags	We produce flat, expandable, glued, sewn and laminated bags. Our products are used by cement, powdered foods and chemicals manufacturers for delivery of cement, flour, powdered food, chemical products, gypsum and lime products.

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

     Other Products

     Below is a description of our other products and their usage.

Product Type	Product Description and Usage

Particleboard	We produce thermalfused melamine panels. Our products are used in the construction and furniture industry for raw particle, shelving, and stepping.

Plywood	We produce ponderosa pine plywood, hardwood plywood and medium density overlay, and specialty plywood. Our products are used in the construction industry in Mexico and the United States. Other uses are signs, doors, concrete pouring, and toys.

     Demand in the Mexican forest products industry is driven primarily by the Mexican construction and furniture industries. Following a decline in construction activity after the December 1994 devaluation of the Peso, as well as continuing budget austerity in the public sector, demand for our other products declined sharply in 1995 and has subsequently remained severely depressed.

Customers

     We primarily sell our products in Mexico and the United States. In 2002, 69% of our total sales were made in Mexico and 31% were made in and into the United States.

     Our major customers in Mexico and the United States include:

Paper	Packaging	Other Products

Mexico:	Mexico:	Mexico:
El Universal	Vitro	Grupo GEA
Excélsior	Cementos Apasco	Grupo Cambel
Grupo Multimedios	Nestlé	Durart
Novedades	Kimberly-Clark	Grupo Frid
Reforma	Sara Lee
El Norte	Gamesa and Sabritas (PepsiCo.)
Chrysler Corporation
Chiquita

United States:	United States:	United States:
Paccess-Nike	Quik-crete Concrete	Sol Building
Field Container	CKS Packaging	Tech. Products
Smurfit Stone
Box USA

Sales and Marketing

     In 2002, sales to our 10 largest customers accounted for approximately 8.1% of our net sales. However, none of our customers accounted for a material amount of our revenues. We do not believe that the loss of any single customer would have a material adverse effect on our business.

     Our sales and marketing staff are responsible for identifying and developing markets as well as notifying our research and development staff of customer product requirements. We sell our products through our direct sales force at our Mexican offices located in Mexico City, Guadalajara and Monterrey, Mexico, and our U.S. offices located in Albuquerque, NM and Dallas, TX. As of December 31, 2002, we had approximately 52 employees involved in direct sales.

     We make substantially all of our sales directly to our clients. We use brokers only in limited circumstances.

     Our sales strategy involves targeting niche markets, such as the maquiladora sector, growing manufacturing regions in central and southern Mexico, Mexican export markets and lightweight markets. To date, the limited competition in Mexico and our competitive pricing policy has resulted in pricing not becoming a dominant factor while customer service and product differentiation become the primary elements of our sales effort. A core element of our sales strategy is to establish long-term customer relationships by ensuring that we satisfy our customers’ specific requirements. The customized service we provide and the strategic relationships we have developed ensure we retain our existing customers while attracting new ones. Over the past 2 years, changes in Mexican tax law have reduced the number of manufacturers in the maquiladora sector of Mexico, reducing the aggregate productive capacity of the region. To enable us to maintain the advantages of strategically located facilities, we continue to update our distribution network to accommodate the trends of our important manufacturing customers.

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

     Recycled Fiber

     Our business is affected by trends in international and domestic prices of OCC and ONP material. In Mexico, the price differential between domestic and imported OCC and ONP material fluctuates in Peso terms, due to demand and currency fluctuations, and at any given time we may supply ourselves from either market, depending on the then current price differential. Approximately 78% of the fiber we use in our Mexican operations is recycled and approximately 48% of our recycled fiber is imported.

     We believe that we are one of the largest collectors of recycled fiber in Mexico. As part of our strategy in Mexico, we have been increasing the capacity of our collection centers for OCC and ONP material in order to reduce the imports of these two important raw materials, and consequently, to reduce costs. Our initiatives to shift our supply sources for recycled fiber and strengthen our domestic collection efforts will help to achieve our goal of maintaining low raw material costs.

     In the United States, our McKinley mill uses only recycled fiber. Our recycling centers in Albuquerque and Phoenix provide approximately 34% of our fiber requirements in the United States and we obtain the balance of our recycled fiber requirements in the open market.

     Pulp

     We are Mexico’s sole producer of unbleached kraft pulp and we are currently able to produce 220,000 short tons of unbleached pulp per year, which is more than sufficient to supply our internal requirements for virgin kraft pulp. We are also able to produce 79,000 short tons per year of chemical thermo mechanical pulp, 79,000 short tons per year of thermo mechanical pulp, 79,000 short tons per year of sugar cane bagasse pulp, 319,000 short tons per year of deinked pulp.

     In Mexico, we buy our wood, the raw material from which we produce virgin kraft pulp, from small property owners and ejidos, which are small plots of land granted by the Mexican government to small groups of land workers. The wood is purchased from sellers located in the states of Durango, Jalisco, Oaxaca and Michoacán. In total we have access to approximately 600,000 hectares of forestry land. Recently, the Mexican government has made significant changes to the ejido system in order to increase productivity. The changes have restructured the ejido system to allow large private investors to co-invest with small owners or to lease properties on a long-term basis. We have traditionally managed our supply of forest resources through direct negotiations with landowners. In general, we believe that our existing wood supply arrangements are sufficient to provide for our currently anticipated rates of consumption for the foreseeable future. We also have a strong presence in the Mexican forestry sector that allows us to effectively source our wood supply.

     Water

     Other than at our Atenquique and Mexpape pulp and paper mills, which use treated river water, we obtain our water requirements for both our Mexican and U.S. operations from wells located at our production facilities. We believe that our water supply is sufficient for all existing and contemplated activities.

     Our McKinley mill is one of only three “zero-effluent” paper mills in the world. Water is initially obtained from wells, and after using it in the papermaking process, it is then treated and recycled through the plant. Accordingly, the ongoing water supply requirements at our McKinley mill are significantly less than for conventional paper mills.

     Our Pronal Mill has a water treatment system that processes water used in the papermaking process. The effluent of the Pronal Mill is used to irrigate 500 hectares of agricultural land.

     Energy

     Our Atenquique mill has the ability to generate its own power from on-site power plants and does so depending on prices. One of our Pamex mills generates its own power from an on-site power plant, while the other Pamex mills purchase all of their power from the Comisión Federal de Electricidad, the Mexican state-owned electric company. Some of our mills generate a portion of the power needed in our pulp mills: the Mexpape mill generates 90% of its power, the Centauro paper mill generates about 40% of its power and the Pronal mill generates about 30% of its power, while the balance is purchased from the Mexican state-owned electric company. Our other Mexican plants purchase all their power from the Mexican state-owned electric company. The contracts for power supply signed with the Mexican state-owned electric company are the standard contracts used for all Mexican companies and there is no specific termination date for the contracts.

     In the United States, our McKinley mill is supplied 100% by a rural electric cooperative at formula prices under a long-term contract. Our U.S. converting facilities purchase power from local utilities.

Distribution and Supply of our Products

     Our distribution network is one of the most extensive and most efficient delivery systems within the Mexican paper and packaging industry. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time for our products. We distribute and deliver our products from our plants as well as from several warehouses strategically located throughout Mexico. In the United States, we deliver our products from our plants located in Prewitt, New Mexico and Dallas and Houston, Texas, and from warehouses located throughout the United States, including Los Angeles, Philadelphia, Baltimore, Cleveland, Las Vegas and New Jersey. We consider that an effective delivery time ranges from 1 to 5 days from the date of the purchase order to the delivery of the product to our customer. We are able to adjust deliveries of our products through the use of a just-in-time system, offering same day deliveries, at the request of our customers.

     We currently own approximately 150 trailer trucks and have access to approximately 1,500 additional trailer trucks owned by independent operators who provide services principally to us. We use our trucks to transport wood from forests to our production facilities. We also use our trucks and trucks operated by independent operators to ship finished products to our customers in Mexico and in the United States. The independent operators benefit from their relationship with us because they can frequently haul our finished goods to industrial centers and raw material in the form of recycled fiber to our plants on a single round trip. This also reduces our shipping costs.

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

Our Competition

     In Mexico, we compete with a number of Mexican paper producers and small packaging companies and with major foreign integrated paper producers, who are primarily importers from the United States. In addition, as an integrated paper producer, we compete not only with other integrated paper producers, but also with companies that produce only paper or converted products. Many of our foreign competitors have greater financial resources than we do. In the United States, we compete with major international integrated paper producers. We compete primarily on customer service, product quality differentiation and price.

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

     We serve approximately 35% of the containerboard market, 56% of the newsprint market, and 10% of the uncoated free sheet market in Mexico, according to the Mexican National Chamber for the Pulp and Paper Industry. In addition, we serve 35% of the packaging market.

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

Environmental Matters

     Our Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General del Equilibrio Ecológico y de Protección al Ambiente) and the rules and regulations published under this law. Under this law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of the Environment and Natural Resources.

     In 1988, we agreed with Mexican environmental regulatory authorities on what would constitute compliance and we proceeded to implement a compliance plan. Today, our paper mills are in compliance with general standards established by law and with specific standards promulgated by the Mexican regulatory authorities. In 1995, we purchased approximately 26% of Planta Ecológica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture processes and recycles water used by plants in the industrial park where our Titán paper mill is located. Our paper mills are subject to periodic environmental audits by the Ministry of the Environment and Natural Resources. We have frequently been recognized for our environmental record and our role in implementing modern forest management techniques. However, there can be no assurance that relevant authorities will continue to find our environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, we could incur material compliance costs.

     Our U.S. operations are subject to federal, state, and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 (“CERCLA”), and Resource Conservation and Recovery Act (“RCRA”), has required us to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

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

Insurance

     We carry “all risk” insurance policies for each of our facilities. These policies cover our property, plant, equipment, raw materials, finished products and inventory at levels customary with market practice.

Paper and Packaging Industry Overview

     There are four major groups of paper products produced by the paper industry:

•	packaging paper, which includes linerboard, corrugating medium, kraft paper, and tubing and folding cartons;

•	printing and writing paper, which includes newsprint, bond paper, business and writing forms and other papers used for photocopying and commercial printing;

•	sanitary paper; and

•	specialty paper.

     We produce packaging, printing, writing and specialty paper.

Mexican Paper Industry

     Volume. Based on installed capacity, Mexico’s paper industry is the second largest in Latin America. According to the 2002 annual report of the Mexican National Chamber for the Pulp and Paper Industry, the total size of Mexico’s paper industry in 2002, based on “apparent demand,” was 6.2 million short tons including temporary imports. Mexican production is distributed among 57 plants. Apparent demand consists of domestic production, as reported by manufacturers, plus imports, minus exports. Mexico’s apparent demand in 2002 was broken down as follows:

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

Mexican Apparent Demand
for the Paper Industry
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%	% GDP
Year	Production	Imports	Exports	Demand	Change	Change

1998	4,044	1,267	253	5,057	6.1%	4.8%
1999	4,184	1,540	254	5,471	8.2%	3.7%
2000	4,296	1,785	227	5,854	7.0%	6.6%
2001	4,272	1,884	237	5,919	0.1%	(0.3)%
2002	4,451	1,997	227	6,221	5.1%	0.9%

Source: 2002 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.

     From 1998 to 2002, growth in apparent demand for the paper industry has outpaced gross domestic product growth. Mexican apparent demand increased in 2002 reflecting the expansion of GDP by 0.9%. The tables below show the resulting individual levels of demand for packaging, newsprint and bond paper from 1998 to 2002.

     The dominant portion of the total market for paper products is the market for packaging paper. The table below shows Mexican apparent demand from 1998 to 2002 for packaging paper in short tons. In 2002, packaging paper accounted for 60% of Mexico’s total paper production and 56% of apparent demand for paper.

Mexican Apparent Demand for Packaging Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent
Year	Production	Imports	Exports	Demand	% Change

1998	2,307	557	65	2,820	9.3%
1999	2,389	676	91	2,974	5.5%
2000	2,464	795	67	3,192	7.3%
2001	2,478	878	73	3,283	2.9%
2002	2,622	928	68	3,482	6.1%

Source: 2002 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.

     Mexican apparent demand for packaging paper increased 9.3% in 1998, 5.5% in 1999, 7.3% in 2000 and 2.9% in 2001, reflecting economic growth throughout North America. During 2002, Mexican apparent demand increased, reflecting the 0.9% expansion of GDP.

     The tables below show Mexican apparent demand in short tons from 1998 to 2002 for newsprint and printing and writing paper, which accounted for approximately 26% of total apparent demand for paper in Mexico in 2002.

Mexican Apparent Demand for Newsprint
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent
Year	Production	Imports	Exports	Demand	% Change

1998	343	117	70	390	(2.5)%
1999	272	190	33	429	10.0%
2000	281	193	28	446	4.0%
2001	263	210	23	450	0.9%
2002	217	214	—	431	(4.3)%

Source: 2002 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.

     Mexican apparent demand for newsprint represents 27% of the total apparent demand for printing and writing paper. Following a 2.5% decline in 1998, apparent demand for newsprint increased 10.0% in 1999 and 4.0% in 2000 due to continued low prices and growth in the Mexican economy. During 2001, Mexican apparent demand remained flat reflecting the 0.3% contraction of GDP. During 2002, Mexican apparent demand decreased by 4.3% slow down of the Mexican economy.

Mexican Apparent Demand for Printing and Writing Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent
Year	Production	Imports	Exports	Demand	% Change

1998	683	266	27	921	(4.9)%
1999	770	319	27	1,062	15.2%
2000	759	371	19	1,111	4.6%
2001	726	388	15	1,099	(1.1)%
2002	769	409	22	1,156	5.2%

Source: 2002 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.

     Mexican apparent demand for printing and writing paper is influenced by economic growth. In 1998, apparent demand decreased by 4.9%, but in 1999 and 2000, the printing and writing paper market experienced a 15.2% and a 4.6% increase in apparent demand, respectively, due to continued low prices and growth in the Mexican economy. During 2001, Mexican apparent demand for printing and writing papers declined by 1.1%, reflecting the 0.3% contraction of GDP. During 2002, Mexican apparent demand increased by 5.2%, reflecting the 0.9% expansion of GDP.

     Pricing. In the past three years, prices for Mexican paper and packaging products have been influenced by a combination of factors, including:

•	growth of the Mexican economy and demand for packaging;

•	prevailing inflation rates in Mexico;

•	U.S. paper price levels;

•	prevailing international prices for paper and packaging; and

•	fluctuations in the Peso/U.S. Dollar exchange rate.

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

     The prices of corrugated containers and multi-wall sacks and bags in Mexico are affected by prevailing prices of containerboard and industrial paper, as well as the following factors:

•	resistance specifications;

•	quality control;

•	customer service;

•	printing and graphics specifications;

•	volume of production runs; and

•	proximity to customers and industrial centers (due to the transportation cost of converted products).

     Prices for newsprint also tend to follow trends in international markets, and are affected by factors such as supply and demand. Prevailing international prices for paper and packaging, as well as U.S. price levels, declined sharply during late 1995 and remained weak until the first half of 1999. In the second half of 1999, newsprint prices recovered somewhat; however, in the second half of 2001, newsprint prices began a decline that continues through to the present. During 2002, prices for newsprint declined by 19.7%.

     Over the last three years, Mexican corrugated container prices have tended to be approximately 15% lower than U.S. prices, while prices for Mexican containerboard and industrial paper have tended to be approximately 23% lower than U.S. prices. We believe that these price differentials provide some protection against competition from imports of these products. However, there can be no assurances as to any future price levels for our products or future price differentials, if any, between Mexican and U.S. paper and packaging products.

     Under NAFTA, tariffs and other barriers will gradually disappear. Since January 1, 1999, the tariff on newsprint has been 0%. Mexico maintained a protective tariff on corrugated containers of 5% through the end of 2000, which was eliminated in 2001. Multi-wall sacks and bags were protected by a 3% tariff in 2000. This tariff declined to 0% in 2003. Most of Mexico’s tariffs were eliminated in 2003. As a result, the elimination of tariffs has had the effect of shortening the lag time between price changes in the U.S. and Mexican packaging and paper industries.

     For a description of the impact of prices on our results of operations, see “Item 5. Operating and Financial Review and Prospects.”

North American Paper and Packaging Industry

     Since mid-1995, the North American paper and packaging industry has experienced a prolonged down cycle characterized by continued price pressures, excess capacity and the inability of many industry participants to earn satisfactory returns on capital. To maintain reasonable capacity utilization, U.S. paper producers have generally maintained high export levels over the past three years, including in the exports to Mexico. These exports have increased supply in the Mexican market and kept pressure on Mexican paper prices during 2002.

     To counteract these effects, significant industry consolidation has occurred over recent years, including Weyerhaeuser’s acquisition of Willamette, Temple-Inland’s acquisition of Gaylord Container, and the merger of Westvaco and Mead. This follows the earlier large combinations of International Paper with Champion International, Georgia-Pacific with Fort James, and Jefferson Smurfit Corp. with Stone Container.

     Capacity expansion plans have been reduced to their lowest levels in over 20 years, with a 0.5% decline in 2002. In addition, large amounts of capacity have been permanently closed in the years 2001–2002 in the following major grades:

•	Containerboard: 2.2 million short tons

•	Uncoated Paper: 1.0 million short tons

•	Newsprint: 538,000 short tons

     In 2002, average prices for U.S. linerboard declined by US$18 per short ton and newsprint prices decreased by US$104 per short ton. Historically, price changes in Mexico have tended to lag behind price movements in the U.S. by a few months.

     The following graphs show the evolution of the price per short ton of containerboard, uncoated freesheet and newsprint in the United States from the 1980s through 2002. Historically, U.S. prices have served as the benchmark for prices in Mexico.

U.S. Prices for Containerboard
(prices per short ton for 42-pound, U.S. Eastern)

U.S. Prices for Uncoated Free Sheet
(prices per short ton for No. 4, 20-pound Cut Size)

U.S. Prices for Newsprint
(prices per short ton for 30-pound, U.S. Eastern)

Property, Plant and Equipment

     The table below sets forth information regarding the identity, location, products and capacity of our production facilities:

short tons per year

Paper:	1,567,500
Containerboard
Centauro Mill, (Durango)	264,000
Atenquique Mill (Jalisco)	132,000
McKinley Mill, (New Mexico, U.S.) (1)	200,000
Monterrey Mill (Nuevo León)	137,000
Guadalajara Mill (Jalisco)	55,000
Texcoco Mill (Edo. de México)	27,000

Total	815,000
Newsprint
Pronal Mill (San Luis Potosí)	160,000
Tuxtepec Mill (Oaxaca)	137,000

Total	297,000
Uncoated Free Sheet
Mexpape Mill (Veracruz)	143,000

Total	143,000
Coated Bleached Board
St. Marys Mill (Georgia, U.S.) (2)	137,500

Total	137,500
Kraft Paper Board

short tons per year

St. Marys Mill (Georgia, U.S.) (2)	125,000

Tuxtepec Mill (Oaxaca)	50,000

Total	175,000

Pulp:	1,026,000
Bleached Soft & Hardwood Pulp
St. Marys Mill (Georgia, U.S.) (2)	250,000

Total	250,000
Unbleached Softwood Pulp
Centauro Mill, (Durango)	110,000
Atenquique Mill (Jalisco)	110,000

Total	220,000
Bleached Chemical Thermomecanical Pulp
Fidusa Pulp Mill (Durango) (3)	79,000

Total	79,000
Thermomecanical Pulp (TMP)
Tuxtepec Pulp Mill (Oaxaca)	79,000

Total	79,000
Bleached Bagasse Pulp
Mexpape Pulp Mill (Veracruz)	79,000

Total	79,000
Bleached Deinking Pulp
Pronal DIP Mill (San Luis Potosi)	154,000
Tuxtepec DIP Mill (Oaxaca)	79,000
Mexpape DIPHB Mill (Veracruz)	86,000

Total	319,000

Packaging:	977,000
Corrugated containers
Mexicali Plant (Baja California Norte)(1)	39,000
Chihuahua Plant (Chihuahua)	37,000
Monterrey Centro Plant (Nuevo León)	52,000
CartonPack (Nuevo León)	59,000
Monterrey Plant (Nuevo León)	56,000
Culiacán Plant (Sinaloa)	39,000
Guadalajara Plant (Jalisco)	52,000
Guadalajara Ceosa Plant (Jalisco)	39,000
Guadalajara San Sebastián Plant (Jalisco)	16,000
Querétaro Plant (Querétaro)	47,000
Atenpack Juárez Plant (DF)	51,000
Atenpack Tultitlan Plant (Edo. de México)	52,000
Titán Tlalnepantla Plant (Edo. de México)	58,000
Eyemsa Izcalli Plant (Edo. de México)	47,000
Eyemsa Tlalnepantla Plant (Edo. de México)	46,000
Eyemsa Tapachula Plant (Chiapas)	52,000
Eyemsa Tepatitlán Plant (Jalisco)	50,000
Durango McKinley Paper Dallas Plant (Texas, U.S.)	46,000
Durango McKinley Paper Houston Plant (Texas, U.S.)	33,000

Total	871,000
Multi-wall Sacks & Bags
Cd. Guzmán Plant (Jalisco)	22,000
Tula Plant (Hidalgo)	22,000
Apasco Plant (Edo. de México)	22,000

short tons per year

Total	66,000
Molded pulp packaging(4)
Titán Apodaca Mill (Nuevo León.)	21,500
Titán Guadalajara Mill (Jalisco)	7,500
Titán Hermosillo Mill (Sonora)	7,500
Titán Monterrey Mill (Nuevo León.)	3,500

Total	40,000

Other:	246,000
Particleboard Chihuahua Mill (Chihuahua)	200,000
Particleboard Durango Mill (Durango)(3)	17,000
Plywood Durango Mill (Durango)	29,000

Total	246,000

(1)	Leased facility.

(2)	These facilities were sold in October 2002 and their installed capacity is included herein for the period prior to August 15, 2002.

(3)	These facilities are not currently in operation.

(4)	These facilities were sold in February 2003.

     In 2002, we installed a new state-of-the-art converter in Dallas that has increased the capacity of our Durango McKinley Paper Company’s container division from 79 thousand short tons to 120 thousand short tons in early 2003 to enable Durango McKinley Paper Company’s to manufacture specialty packaging products.

     In addition to our facilities described above, our headquarters are located in Durango, Mexico, approximately 900 kilometers (560 miles) north of Mexico City. We maintain sales offices in Mexico City, Guadalajara, Jalisco and Monterrey, Nuevo León and representative offices in Albuquerque, New Mexico and in Dallas and Rio Grande, Texas. Our various production facilities in Mexico are located in the states of Durango, Nuevo León, Jalisco, Baja California, Sonora, Estado de México, Hidalgo, Querétaro, Sinaloa, Chihuahua and Chiapas, as well as in Mexico City. In the United States, we operate facilities in the states of New Mexico, Texas and Arizona. We own our headquarters and all of our operating facilities, except as noted in the table above.

Item 5. Operating and Financial Review and Prospects.

General

     You should read this discussion in conjunction with our audited consolidated financial statements and the notes thereto and other financial information included elsewhere in this annual report.

Overview

     Our Company is the result of the merger on October 8, 2001 of Corporación Durango, S.A. de C.V., or CODUSA, into Grupo Industrial Durango, S.A. de C.V., or GIDUSA. GIDUSA, being the surviving entity, was subsequently renamed Corporación Durango, S.A. de C.V. Prior to March 2000, CODUSA and GIDUSA were affiliated companies under the common ownership and control of the Rincón family. In March 2000, CODUSA acquired the Rincón family’s ownership interest in GIDUSA and as a result, from this date until the date of the GIDUSA merger, GIDUSA was a majority-owned subsidiary of Corporación Durango S.A. de C.V.

     The financial statements included herein reflect the following:

•	Combined assets and liabilities and results of operations of CODUSA and GIDUSA as of and for each of the years ended December 31, 1998 and 1999 due to the common ownership and control discussed above.

•	Consolidated assets and liabilities and results of operations of CODUSA, which includes GIDUSA, as of and for each of the years ended December 31, 2000, 2001 and 2002.

•	Consolidated assets and liabilities and results of operations of Compañia Papelera de Atenquique, S.A. de C.V. and its subsidiary as of and for each of the years ended December 31, 2000, 2001 and 2002.

•	Assets and liabilities and results of operations of Industrias Centacero, S.A. de C.V. as of and for each of the years ended December 31, 2000, 2001 and 2002.

     For accounting purposes, the GIDUSA merger was reflected on a historical cost basis in a manner similar to a pooling of interest under which there was no change in the existing assets and liabilities and results of operations of both entities. The minority interest in CODUSA’s consolidated financial statements prior to the GIDUSA merger reflected the shareholding in GIDUSA not owned by CODUSA. This minority interest was eliminated upon the merger.

     Except as otherwise indicated, financial data for all periods throughout this section have been restated in constant Pesos as of December 31, 2002. The Peso/U.S. Dollar exchange rate at December 31, 2002 was Ps 10.4393=US$1.00.

     Effect of Durango Paper Company Acquisition and Disposition

     In October 2002, we sold our subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., a related party, for an aggregate amount of US$100,000. This sale gave rise to an aggregate loss of Ps 1,451.4 million, which was considered as a special item in our income statement. See “Item 7. Majority Shareholders and Related Party Transactions-Related Party Transactions.”

     Recent Developments

     On February 27, 2003, our subsidiary, Empaques de Cartón Titán, S.A. de C.V., sold the assets of its molded pulp division for approximately Ps 589.1 million, generating a profit in 2003 of Ps 316.1 million. The assets sold included certain accounts receivable and the buyer assumed certain trade accounts payable related to the production and sale of molded products.

     Sales

     We produce paper, packaging and other products in Mexico and the United States. In 2002, paper and packaging products accounted for approximately 96.9% of our total sales. In 2002, we sold approximately 68.4% of our paper and packaging products in Mexico and the remaining 31.6% in the United States. In 2002, approximately 20.0% of our total packaging sales were to companies in Mexico that primarily export their products, including exporters located in the border region, maquiladoras located outside of the border region and other Mexican exporters. Approximately 37.1% of our sales were made in U.S. Dollars during 2002 with the balance primarily U.S. Dollar-linked.

     We expect sales of our products to remain stagnant in the first half of 2003, and expect an improvement in sales in the second half of 2003.

     Pricing

     From 1998 through 2002, the pricing of our products has been influenced by a number of factors, including:

•	international prices for paper and packaging products, which are significantly influenced by industry capacity utilization rates and by significant increases in capacity in the industry;

•	demand for packaging products as a result of the level of growth of the Mexican and U.S. economies;

•	fluctuations in the exchange rate between the Peso and the U.S. Dollar; and

•	economic conditions in each of Mexico and the United States including prevailing inflation rates.

     Paper products, excluding newsprint. The paper industry is cyclical, with demand closely correlated with overall economic activity. Prices for our paper products primarily reflect international paper prices. From 1997 through June 1999, international prices for paper products were low compared to the prior four years. From June 1999 through December 2000, international prices for paper products recovered, the benefits of which were felt in Mexico. In 2001, prices remained flat and in 2002 prices declined drastically, and the industry was unable to implement expected price increases, primarily because of the slowing of the economies in Mexico and the United States.

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

     Packaging products. In general, the prices of our packaging products fluctuate in accordance with international prices. Prices for corrugated containers in Mexico have historically tended to be approximately 15% below corrugated container prices in the United States and prices for Mexican containerboard have tended to be 10% to 15% lower than in the United States. In the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the complete elimination of tariffs and generally low prices for packaging products in the United States over the last three years, competition in Mexico from imports has increased. Our prices for packaging products over the last three years have declined in the face of competition from imports.

     Newsprint. The overall global newsprint pricing environment during 1998 and 1999 was depressed by oversupply resulting in low capacity utilization and operating margins worldwide. This environment, coupled with the elimination of tariffs effective January 1, 1999, has significantly reduced newsprint prices in Mexico. Although global prices for newsprint began to rise at the end of 1999, our prices for newsprint remained flat in 2000 and 2001 and have decreased in 2002. Since our acquisition of Grupo Pipsamex at the end of 1998, we have been the only producer of newsprint in Mexico.

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

     The table below shows the percentage of our total cost of production represented by each of the elements of our cost of production for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

Raw materials	54%	51%	55%
Labor	12	13	12
Energy	11	12	12
Depreciation	3	4	4
Other	20	20	17

	100%	100%	100%

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

     Our energy cost represents approximately 12% of our cost of production. In particular, our paper mills are run primarily by electricity. We purchase 60% of the electricity needs of our Mexican operations from the Federal Electricity Commission (Comisión Federal de Electricidad), the Mexican state-owned electric company, under long-term contracts and we produce the remainder at our own power plants. These long-term contracts guarantee the supply of electricity at prices that have historically increased by the Mexican inflation rate. In the United States, our McKinley mill is supplied 100% by a rural electric cooperative at formula prices under a long-term contract. Our U.S. converting facilities purchase power from local utilities. See “Raw Materials-Energy” in “Item 4. Information on the Company.”

     Inflation

     The table below shows Mexican inflation according to the NCPI and our gain from monetary position for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

	(in thousands of constant Pesos restated at December 31,
	2002, except percentages)
Inflation	8.9%	4.4%	5.7%
Gain from monetary position	Ps 600,596	Ps $310,005	Ps $415,172

     Generally, these levels of inflation have resulted in lower real prices for our products since we have not been able to increase prices in line with increases in inflation. Elevated levels of inflation in 2002 also resulted in higher Peso-based labor and raw material costs. As a result, during 2002 operating margins and net income were negatively affected.

     In addition, a component of our “Financing Cost” includes our gain or loss from monetary position which refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain from monetary position results from holding net monetary liabilities during periods of inflation as the purchasing power represented by nominal Peso liabilities declines over time. Accordingly, since our monetary liabilities, including debt and other payables, exceeded our monetary assets, including cash, temporary investments and accounts receivable, in 2000, 2001 and 2002 we recorded a gain from monetary position for those periods. These gains had a non-cash benefit on our income statement.

     Exchange Rates

     The table below shows the appreciation and depreciation of the Mexican Peso against the U.S. Dollar and the period-end exchange rates for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

Peso depreciation (appreciation) against the U.S. Dollar(1)	1.2%	(4.6%)	13.8%
Mexican inflation (based on changes in NCPI)(1)	8.9%	4.4%	5.7%
United States inflation (based on changes in CPI)(1)	3.4%	1.6%	2.4%
Inflation differential (Mexican vs. U.S.)(2)	5.5%	2.8%	3.2%
Change in relative value of the Peso to the U.S. Dollar(2)	3.9%	7.2%	(10.3%)

(1)	The relevant rates and their indices used to calculate the percentages in the table were as follows:

	NCPI	CPI	Exchange Rate

December 31, 2000	93.2	174.0	9.6098
December 31, 2001	97.4	176.7	9.1695
December 31, 2002	102.9	180.9	10.4393

(2)	Compounded.

     In 2000, the Peso fluctuated, primarily appreciating throughout the year. However, in November and December, the Peso depreciated against the U.S. Dollar resulting in a depreciation of 1.2% for the year. In 2001, the Peso appreciated by 4.6% against the U.S. Dollar. In 2002, the Peso depreciated 13.8% against the U.S. Dollar. Depreciation of the Peso against the U.S. Dollar generally results in our receiving more Pesos for our U.S. Dollar sales but our U.S. Dollar-based costs increase. Depreciation of the Peso affects our results of operations by increasing our cost of borrowing since the Peso cost of interest payments on our U.S. Dollar indebtedness increases and a foreign exchange loss is recognized on the outstanding U.S. Dollar denominated indebtedness. However, depreciation generally benefits Mexican traditional exports and maquiladora exports.

     The impact of exchange rate and inflation fluctuations on our interest expense and interest income are reflected in the “Interest Expense” and “Interest Income” components of “Financing Cost.” In addition, we record a foreign exchange gain or loss with respect to U.S. Dollar-denominated monetary assets or liabilities of our Mexican subsidiaries when the Peso appreciates or depreciates in relation to the U.S. Dollar. Our U.S. Dollar-denominated monetary liabilities, which consist mainly of our U.S. Dollar-denominated indebtedness for borrowed money, exceed our U.S. Dollar-denominated monetary assets, which principally consist of U.S. Dollar bank deposits. As a result, we have recorded a foreign exchange loss during each period in which the Peso depreciated in relation to the U.S. Dollar and a foreign exchange gain for each period in which the Peso appreciated in relation to the U.S. Dollar. Foreign exchange gains have a non-cash benefit on our income statement; however, because these gains are pre-tax items on our income statement, these gains increase our taxable income under Mexican tax regulations. Foreign exchange losses are recorded as non-cash losses on our income statement; however, because these losses are pre-tax items on our income statement, these losses reduce our taxable income under Mexican tax regulations.

     Capacity Utilization

     Our operations have high fixed costs. Accordingly, to obtain low unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate. We operated at an average capacity utilization of approximately 91.0% in 2000, 75.0% in 2001 and 77.0% in 2002. The increase in our capacity utilization rate in 2002 was due to an increase in production of paper and other products.

     Segment Reporting

     We manage our business on a product basis. Our reportable segments are:

•	Packaging: this segment includes the manufacturing and selling of corrugated containers, molded pulp and multi-wall sacks and bags. This segment includes the operating results of Titán in Mexico and Durango McKinley Paper Company’s packaging operations in the U.S. We sold our molded pulp operations in February 2003.

•	Paper: this segment includes the manufacturing and selling of kraft paper, containerboard (linerboard, corrugating medium and multi-wall paper), newsprint, uncoated free sheet and paper, made from natural and recycled fibers. This segment includes the operating results of Pamex and Grupo Pipsamex in Mexico and Durango Paper Company and Durango McKinley Paper Company’s paper operations in the United States. We sold Durango Paper Company in October 2002.

•	Other products: this segment includes the manufacturing and selling of particleboard and plywood. This segment includes the operating results of Ponderosa.

     The following table shows our total sales, intersegment sales, sales to third parties, operating income and operating income before depreciation and amortization by segment:

	As of December 31, 2002

	(in thousands of constant Pesos restated as of December 31, 2002)
			Intersegment		Sales to		Operating		Adjusted
	Total sales		Sales		third parties		income		EBITDA(1)

Packaging	Ps	4,144,022	Ps	89,934	Ps	4,054,088	Ps	584,497	Ps	699,030
Paper		6,858,581		2,680,473		4,178,108		23,257		366,164
Other		309,834		43,825		266,009		36,223		54,212
Eliminations		(2,814,232)		(2,814,232)		—		—		—

Consolidated Total	Ps	8,498,205	Ps	—	Ps	8,498,205	Ps	643,977	Ps	1,119,406

	As of December 31, 2001

	(in thousands of constant Pesos restated as of December 31, 2002)
			Intersegment		Sales to		Operating		Adjusted
	Total sales		Sales		third parties		income		EBITDA(1)

Packaging	Ps	4,737,008	Ps	90,645	Ps	4,646,363	Ps	564,441	Ps	674,132
Paper		9,544,829		3,892,285		5,652,544		428,539		794,524
Other		277,823		44,335		233,488		40,625		57,237
Eliminations		(4,027,265)		(4,027,265)		—		—		—

Consolidated Total	Ps	10,532,395	Ps	—	Ps	10,532,395	Ps	1,033,605	Ps	1,525,893

	As of December 31, 2000

	(in thousands of constant Pesos restated as of December 31, 2002)
			Intersegment		Sales to		Operating		Adjusted
	Total sales		Sales		third parties		Income		EBITDA(1)

Packaging	Ps	6,051,728	Ps	93,821	Ps	5,957,907	Ps	749,955	Ps	870,556
Paper		11,358,633		4,950,502		6,408,131		667,249		1,077,350
Other		613,626		57,793		555,833		49,270		83,251
Eliminations		(5,102,116)		(5,102,116)		—		—		—

Consolidated Total	Ps	12,921,871	Ps	—	Ps	12,921,871	Ps	1,466,474	Ps	2,031,157

(1)	As used herein, we define “Adjusted EBITDA” as operating income plus depreciation and amortization. The Company believes that Adjusted EBITDA is an additional measure of operating performance, although it should be noted that Adjusted EBITDA is not a measure of financial condition or performance under U.S. and Mexican GAAP and should not be considered as a substitute for those measures under U.S. and Mexican GAAP. Adjusted EBITDA is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments. Companies do not calculate Adjusted EBITDA in a uniform manner. Our Adjusted EBITDA calculations may not be comparable to those of other companies. Presented below is a reconciliation of Adjusted EBITDA to operating income under Mexican GAAP, which is the most directly comparable financial measure calculated and presented in accordance with Mexican GAAP.

	Year Ended December 31,

	1998		1999		2000		2001		2002

Operating income	Ps	1,244.8	Ps	1,487.1	Ps	1,466.5	Ps	1,033.6	Ps	644.0
Depreciation and amortization		369.9		515.3		564.7		492.3		475.4
EBITDA	Ps	1,614.7	Ps	2,002.4	Ps	2,031.2	Ps	1,525.9	Ps	1,119.4

     The following is our geographic segment sales information for the periods indicated .

	As of December 31, 2002

	2000		2001		2002

	(in thousands of constant Pesos restated as of December 31, 2002)
Mexico	Ps	12,161,342	Ps	10,411,858	Ps	8,257,034
United States		5,862,645		4,147,802		3,055,403
Eliminations		(5,102,116)		(4,027,265)		(2,814,232)

Consolidated Total	Ps	12,921,871	Ps	10,532,395	Ps	8,498,205

Results of Operations

     Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Net Sales

     Net sales decreased by 19.3% from Ps 10,532.4 million in 2001 to Ps 8,498.2 million in 2002. This decrease was due to a 14.7% decrease in the average pricing of our finished product, when compared to 2001. The decrease in net sales is also due to the sale of our former subsidiary, Durango Paper Company in October 2002 and a 5.4% decrease in shipments in 2002 as compared to 2001.

     Net sales from our paper segment decreased by 26.1% from Ps 5,652.5 million in 2001 to Ps 4,178.1 million in 2002. Approximately 54.9% of this decrease was due to a 14.3% decrease in paper shipments from 911.8 thousand short tons in 2001 to 781.3 thousand short tons in 2002. Our lower shipments were due primarily to the market downturn in Mexico and the United States and to the sale of our former subsidiary, Durango Paper Company in October 2002. Excluding Durango Paper Company which was sold in 2002, paper shipments decreased by 5.3% from 636.5 thousand short tons in 2001 to 670.0 thousand short tons in 2002. In addition, the decrease in net sales was due to a decline of 13.7% in average unit paper prices.

     Net sales from our packaging segment decreased by 12.7% from Ps 4,646.4 in 2001 to Ps 4,054.1 million in 2002. This decrease was due mainly to a decrease in the average unit packaging prices, which declined by 12.9%. Packaging shipments increased from 669.3 thousand short tons in 2001 to 670.0 thousand short tons in 2002.

     Net sales from our other segment increased by 13.9% from Ps 233.5 million in 2001 to Ps 266.0 million in 2002. This increase was due to a 84.2% increase in shipments from 49.7 thousand short tons in 2001 to 91.5 thousand short tons in 2002, offset by a 38.1% decrease in average unit prices for our other products. Our increase in shipments was due mainly to the commencement of operations at our refurbished particleboard production facilities in Chihuahua in January 2002.

     Cost of Sales

     Cost of sales decreased by 17.4% from Ps 8,770.7 million in 2001 to Ps 7,243.0 million in 2002. This decrease was due primarily to lower shipments of paper products and improved use of raw materials, which offset the higher unit costs we paid for the principal inputs in our production process. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 22% of our cost of sales in 2002, increased in nominal U.S. Dollar terms from US$115 per short ton to US$120 per short ton. Our energy cost, which represents approximately 12% of our cost of production, decreased by 8%, despite the higher unit costs we paid for energy, primarily as a result of greater efficiency in our operations. Our labor cost, which represents approximately 12% of our cost of production, decreased by 14% on a unit cost basis, attributable to the savings achieved by the sale of our former subsidiary, Durango Paper Company in October 2002.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 16.1% from Ps 728.1 million in 2001 to Ps 611.3 million in 2002 due primarily to the sale of our former subsidiary, Durango Paper Company in October 2002. In addition, this decrease was a result of our cost cutting initiatives, which consist of, among other things, simplifying our management structure, capturing synergies in the operation of our subsidiaries in the same segments and combining the sales forces of our subsidiaries.

     Operating Income

     Operating income decreased by 37.7% from Ps 1,033.6 million in 2001 to Ps 644.0 million in 2002. This decrease was due primarily to lower prices for our finished products.

     Operating income in our paper segment decreased by 94.6% from Ps 428.5 million in 2001 to Ps 23.3 million in 2002 primarily as a result of lower net sales and our reduced operating margin in the paper segment.

     Operating income in our packaging segment increased by 3.6% from Ps 564.4 million in 2001 to Ps 584.5 million in 2002 primarily as a result of lower raw materials costs in packaging production.

     Operating income in our other segment decreased by 10.8% from Ps 40.6 million in 2001 to Ps 36.2 million in 2002 primarily as a result of lower average prices for our other products.

     Operating margin decreased from 9.8% in 2001 to 7.6% in 2002. This decline was a result of a decrease in shipments and lower average unit prices during the period. The operating margin of our paper segment decreased from 7.6% in 2001 to 0.6% in 2002 and the operating margin of our packaging segment increased from 12.1% in 2001 to 14.4% in 2002.

     Other Expense

     Other expense increased by 15.4% from Ps 40.3 million in 2001 to Ps 46.5 million in 2002, due primarily to losses in certain fixed asset sales.

     Financing Cost

     Financing cost increased by 334.8% from Ps 387.4 million in 2001 to Ps 1,684.2 million in 2002 due mainly to foreign exchange results. Interest expense increased by 1.0% from Ps 1,077.7 million in 2001 to Ps 1,088.7 million in 2002. This increase resulted primarily from a higher average interest rate paid by the Company. Interest income decreased by 41.5% from Ps 66.9 million in 2001 to Ps 39.2 million in 2002. Interest income decreased because of lower average cash balances and lower interest rates available on the Company’s deposits in 2002. Foreign exchange results experienced a loss of Ps 1,049.8 million in 2002 as compared to a gain of Ps 313.4 million in 2001. This foreign exchange loss resulted from a 13.8% depreciation of the Peso in 2002 as compared to a 4.6% appreciation of the Peso in 2001. Gain from monetary position increased by 33.9% from Ps 310.0 million in 2001 to Ps 415.2 million in 2002. This increase reflected an increase in the inflation rate from 13.7% in 2001 to 5.7% in 2002.

     Special Items

     We recorded a special items loss of Ps 1,451.4 million in 2002 relating to the sale of our former subsidiary, Durango Paper Company.

     Impairment Loss

     We recorded an impairment loss of Ps 1,556.5 million for the fixed assets of certain of our subsidiaries, which are not recoverable with the cash generated during the useful lives of the assets evaluated.

     Amortization of Negative Goodwill

     In 2002, we did not have any amortization of negative goodwill. In 2001, we recorded amortization of negative goodwill of Ps 495.3 million, all of which related to the acquisition of Durango Paper Company.

     Provisions for Employee Profit Sharing and Income and Asset Taxes

     Provisions for employee profit sharing and income and asset taxes, net of tax loss carry forwards, increased from a benefit of Ps 26.8 million in 2001 to a benefit of Ps 551.9 million in 2002. This increase is attributable primarily to provisions for deferred income taxes, which rose from a benefit of Ps 267.3 million in 2001 to a benefit of Ps 667.3 million in 2002 as a result of a reduction of temporary differences in inventories and property, plant and equipment, a reduction in the tax rate and the increase in tax loss carry forwards. Provisions for deferred income taxes were recorded in accordance with Bulletin D-4 issued by the Mexican Institute of Public Accountants, which was adopted effective January 1, 2000. The adopted Bulletin D-4 requires the recognition of deferred taxes under the full liability method that does not represent any cash charges. In the past, we used a partial liability method. Consequently, our historical effective income tax rates may not be indicative of future effective tax rates.

     Net Income Before Minority Interest

     Net income before minority interest was a loss of Ps 3,542.8 million in 2002 as compared to a gain of Ps 829.3 million in 2001.

     Minority Interest

     Minority interest decreased to an expense of Ps 3.1 million in 2002 from an expense of Ps 4.0 million in 2001.

     Net Income (Loss)

     Net loss was Ps 3,545.9 million in 2002 as compared to a net income of Ps 825.3 million in 2001.

     Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

     Net Sales

     Net sales decreased by 18.5% from Ps 12,921.9 million in 2000 to Ps 10,532.4 million in 2001. Approximately 77.5% of this decrease was due to a 15.1% decrease in shipments to 1,630.8 thousand short tons in 2001 from 1,920.5 thousand short tons in 2000.

     Net sales from our paper segment decreased by 11.8% from Ps 6,408.1 million in 2000 to Ps 5,652.5 million in 2001. Approximately 71.1% of this decrease was due to an 8.2% decrease in paper shipments from 993.0 thousand short tons in 2000 to 911.8 thousand short tons in 2001. Our lower shipments were due primarily to the market downturn in Mexico and in the United States and the appreciation of the Peso, which resulted in lower shipments for all our paper products, other than uncoated free sheet. In addition, the decrease in net sales was due to a decline in average unit paper prices of 3.9%.

     Net sales from our packaging segment decreased by 22.0% from Ps 5,957.9 million in 2000 to Ps 4,646.4 million in 2001. Approximately 60.5% of this decrease was due to a 13% decrease in packaging shipments, primarily of corrugated containers from 769.0 thousand short tons in 2000 to 669.3 thousand short tons in 2001. Excluding the Sky and Eastman divisions of Durango Paper Company which were disposed of in 2001, packaging shipments decreased by 6.9% from 683.6 thousand short tons in 2000 to 636.5 thousand short tons in 2001. This decrease was due mainly to lower demand from the Mexican export and maquiladora sectors, and the Peso appreciation relative to the U.S. dollar. In addition, the decrease in net sales was due to a decline of 10.4% in average unit packaging prices.

     Net sales from our other segment decreased by 58.0% from Ps 555.8 million in 2000 to Ps 233.5 million in 2001. This decrease was due to a 68.6% decrease in shipments from 158.4 thousand short tons in 2000 to 49.7 thousand short tons in 2001, offset by a 34% increase in average unit prices for our other products. Our lower shipments were due mainly to the temporary closure of one of our mills to upgrade the mill to produce higher quality and higher priced products.

     Cost of Sales

     Cost of sales decreased by 17.7% from Ps 10,652.1 million in 2000 to Ps 8,770.7 million in 2001. This decrease was due primarily to lower shipments and lower costs in raw materials. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 18% of our raw material costs in 2001, decreased by 21% in nominal U.S. Dollar terms from US$145 per short ton to US$115 per short ton. Lower raw material prices were partially offset by increases in our energy and labor costs. Our energy cost, which represents approximately 12% of our cost of production, increased 2.9% primarily as a result of higher oil prices in Mexico. Our labor cost, which represents approximately 13% of our cost of production, increased 10.4% on a unit cost basis as a result of the reduction in our shipments.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 9.4% from Ps 803.3 million in 2000 to Ps 728.1 million in 2001 due to our cost cutting initiatives, which consist of, among other things, simplifying our management structure, capturing synergies in the operation of our subsidiaries in the same segments and combining the sales forces of our subsidiaries. The implementation of our cost cutting initiatives was aided by the GIDUSA merger.

     Operating Income

     Operating income decreased by 29.5% from Ps 1,466.5 million in 2000 to Ps 1,033.6 million in 2001. This decrease was due primarily to lower sales during the period.

     Operating income in our paper segment decreased by 35.8% from Ps 667.2 million in 2000 to Ps 428.5 million in 2001 primarily as a result of lower net sales and our reduced operating margin in the paper segment.

     Operating income in our packaging segment decreased by 24.7% from Ps 750.0 million in 2000 to Ps 564.4 million in 2001 primarily as a result of lower net sales, particularly of corrugated containers.

     Operating income in our other segment decreased by 17.5% from Ps 69.3 million in 2001 to Ps 40.6 million in 2002 primarily as a result of the temporary closure of one of our mills, partially offset by increased average prices for our other products.

     Operating income as a percentage of net sales decreased from 11.3% in 2000 to 9.8% in 2001. This decline was a result of a decrease in shipments and higher energy and labor costs during the period, which were partially offset by a decrease in OCC and ONP prices. The operating margin of our paper segment decreased from 10.4% in 2000 to 7.6% in 2001 and the operating margin in our packaging segment declined from 12.6% in 2000 to 12.1% in 2001.

     Other Expense

     Other expense increased by 146.0% from Ps 16.4 million in 2000 to Ps 40.3 million in 2001, due primarily to the write-off in 2001 of an intangible pension asset of Grupo Pipsamex as a result of the reduction of the number of its employees in 1999 and 2000.

     Financing Cost

     Financing cost decreased by 17.4% from Ps 469.1 million in 2000 to Ps 387.4 million in 2001. Interest expense decreased by 1.3% from Ps 1,091.7 million in 2000 to Ps 1,077.7 million in 2001. This decrease resulted primarily from a lower average interest rate. Interest income decreased by 45.9% from Ps 123.6 million in 2000 to Ps 66.9 million in 2001. Interest income decreased because of lower average cash balances and lower interest rates in 2001. Foreign exchange results experienced a gain of Ps 313.4 million in 2001 as compared to a loss of Ps 101.6 million in 2000. This foreign exchange gain resulted from a 4.6% appreciation of the Peso in 2001 as compared to a 1.2% depreciation of the Peso in 2000. Gain from monetary position decreased by 48.4% from Ps 600.6 million in 2000 to Ps 310.0 million in 2001. This decrease reflected a decline in the inflation rate between 2000 and 2001.

     Extraordinary Items

     We recorded a extraordinary items loss of Ps 298.6 million in 2001 primarily consisting of an expense of Ps 157.1 million relating to severance costs at our Atenquique Mill resulting from our decision to hire fewer employees at this mill following its temporary closure in 2001 and a loss of Ps 130.4 million on our sale of the Sky and Eastman divisions of Durango Paper Company.

     Amortization of Negative Goodwill

     The amortization of negative goodwill was Ps 495.3 million in 2001 and Ps 1,513.9 million in 2000. In 2001, the amortization of negative goodwill related to the acquisition of Durango Paper Company. In 2000, Ps 1,188.7 million of amortization of negative goodwill was related to the acquisition of Durango Paper Company and the remaining Ps 325.3 million of amortization of negative goodwill was related to our acquisition of 59% of GIDUSA.

     Provisions for Employee Profit Sharing and Income and Asset Taxes

     Provisions for employee profit sharing and income and asset taxes, net of tax loss carry forwards, increased from an expense of Ps 685.0 million in 2000 to a benefit of Ps 26.8 million in 2001. This increase is attributable primarily to provisions for deferred income taxes, which rose from an expense of Ps 387.5 million in 2000 to a benefit of Ps 267.3 million in 2001 as a result of a reduction of temporary differences in inventories and property, plant and equipment. Provisions for deferred income taxes were recorded in accordance with Bulletin D-4 issued by the Mexican Institute of Public Accountants, which was adopted effective January 1, 2000. The adopted Bulletin D-4 requires the recognition of deferred taxes under the full liability method that does not represent any cash charges. In the past, we used a partial liability method. Consequently, our historical effective income tax rates may not be indicative of future effective tax rates.

     Net Income Before Minority Interest

     Net income before minority interest decreased by 54.2% from Ps 1,809.9 million in 2000 to Ps 829.3 million in 2001. This decrease was a result of the decreases in operating income and amortization of negative goodwill, partially offset by the decrease in financing costs and the gain in deferred income tax.

     Minority Interest

     Minority interest decreased from an expense of Ps 175.3 million in 2000 to an expense of Ps 4.0 million in 2001. This decrease resulted primarily from the extinguishment of the minority interest in GIDUSA as a result of the GIDUSA merger.

     Net Income

     Net income decreased by 49.5% from Ps 1,634.6 million in 2000 to Ps 825.3 million in 2001. This decrease resulted from the factors described above.

Liquidity and Capital Resources

     Sources and Uses of Cash

     Our principal sources of liquidity have historically consisted of net cash generated by our operating activities, corporate borrowings under working capital facilities and issuances of debt. As a result of the factors described below, we have not generated sufficient cash flows from these sources to satisfy our debt service requirements:

•	the economic slow-down in the U.S. and Mexico, which has resulted in lower than forecasted sales volume;

•	a drastic reduction in the demand for manufactured products requiring the goods supplied by the Company;

•	a significant drop in international paper prices over the year; and

•	the global downturn in the paper industry, which has restricted our access to the capital markets.

     In addition, our liquidity has been materially and adversely affected in 2002 by the devaluation of the Peso and a significant delay in the implementation of our planned divestiture of certain non-strategic assets.

     Since we have not made the required payments on our notes within the payment grace period, as of June 30, 2003, the trustee or the holders of at least 25% of the principal amount of each series of our notes due 2003, 2006, 2008 and 2009 have the right to accelerate the outstanding principal and interest on our notes due 2003, 2006, 2008 and 2009, thereby requiring the immediate repayment of the entire principal amount. If our notes due 2003, 2006, 2008 and 2009 are accelerated, we will not be able to pay the accelerated amount of US$505.3 million, and our noteholders may have the option to take legal action against us, including instituting a concurso mercantil in Mexico. Additionally, we may choose to institute a voluntary reorganization proceeding under Mexican law. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities be classified as current liabilities. We have classified our notes due 2003, 2006, 2008 and 2009 as current liabilities as of December 31, 2002.

     Our management believes that the funding available to us from our existing sources will not be sufficient to satisfy our working capital and debt service requirements for the foreseeable future, unless we are successful in implementing a debt restructuring plan to lower our debt service obligations to more closely align the payments with our cash flow and extend the maturities of our notes due 2003, 2006, 2008 and 2009. See “Item 4. Information on the Company-Significant Developments During 2002 and Recent Developments” for a discussion of our proposed restructuring.

     As of December 31, 2002 and December 31, 2001, we had cash and temporary investments totaling Ps 255.7 million and Ps 508.9 million, respectively, which represents a decrease of 49.8% during the period, primarily due to a reduction in operating income. We invest our cash balances primarily in short-term Peso-denominated and in U.S. Dollar instruments issued by major U.S. and Mexican banks.

     Net resources used by operating activities was Ps 137.6 million in 2002. In 2002, we had an increase in inventories of Ps 372.9 million because our shipments were lower than our production during the period, and an increase in accounts receivable of Ps 40.2 million as a result of a decrease of 19.3% in net sales. We had an increase in other accounts payable and accrued expenses of Ps 870.2 million, which corresponded to an increase in inventory, accrued interest and an increase in other assets of Ps 5.9 million, due mainly to an increase in refundable taxes and prepaid expenses.

     Net resources generated by operating activities was Ps 906.1 million in 2001. In 2001, we had a decrease in inventories of Ps 965.5 million because our shipments were higher than our production during the period, and a decrease in accounts receivable of Ps 62.3 million as a result of a decrease of 15.1% in net sales. We had a decrease in other accounts payable and accrued expenses of Ps 696.2 million, which corresponded to our decrease in inventory, and an increase in other assets of Ps 62.9 million, due mainly to an increase in refundable taxes and prepaid expenses and restructuring costs.

     Net resources used in investing activities was Ps 851.3 million in 2002. For the year ended December 31, 2002, our net additions to property, plant and equipment were Ps 305.3 million, primarily attributable to our capital expenditures for 2002. In addition, we recorded an increase in other assets of Ps 364.7 million, primarily consisting of debt issuance cost and a loss of Ps 204.8 million in the investment in our subsidiaries, due to our sale of Durango Paper Company.

     Net resources used in investing activities was Ps 558.0 million in 2001. For the year ended December 31, 2001, our net additions to property, plant and equipment were Ps 345.6 million primarily attributable to our capital expenditures for 2001. In addition, we recorded an increase in other assets of Ps 205.7 million, primarily consisting of debt issuance costs, and our minority interest decreased by Ps 6.7 million.

     Net resources generated in financing activities was Ps 735.7 million in 2002. For the year ended December 31, 2002, we incurred bank loans of Ps 3,157.6 million and paid bank loans of Ps 2,358.9 million. In addition, our net long-term debt decreased by Ps 62.9 million as a result of the effect of the initial amount restatement.

     Net resources used in financing activities was Ps 650.5 million in 2001. For the year ended December 31, 2001, we incurred bank loans of Ps 2,571.7 million and paid bank loans of Ps 3,107.1 million. In addition, our net long-term debt decreased by Ps 115.1 million as a result of the effect of the initial amount restatement.

     The overall interest rates on our indebtedness were 10.9% in 2002 and 10.4% in 2001.

     Because a proportion of our sales are priced in U.S. Dollars, or are priced in a manner linked to the value of the U.S. Dollar, we generally do not hedge our exposure to movements in foreign currency.

     Indebtedness

     As of December 31, 2002, our total debt was Ps 8,659.7 million (US$829.5 million), consisting of Ps 7,576.3 million (US$725.7 million) in short-term debt, including the current portion of long-term debt, and Ps 1,083.4 million (US$103.8 million) in long-term debt.

     The following table sets forth the maturity profile of our indebtedness as of December 31, 2002:

	2003		2004		2005		2006		2007		Thereafter		Total

Ps million
Bank debt and notes	Ps	7,451.8	Ps	158.9	Ps	158.4	Ps	158.4	Ps	157.8	Ps	263.7	Ps	8,349.1
Capital leases		124.5		73.2		57.8		16.6		16.6		22		310.6

Total	Ps	7,576.3	Ps	232.1	Ps	216.2	Ps	175.0	Ps	174.4	Ps	285.7	Ps	8,659.7

     As a result of the acceleration rights arising out of our failure to make timely payments on scheduled principal and interest, US$487.1 million of our outstanding notes has been reclassified as short-term debt.

     Our Notes. As of December 31, 2002, we had one series of notes outstanding under our Euro Commercial Paper Program in an aggregate amount of US$5.0 million. On February 12, 2003, we failed to make the principal payment due. The overdue amounts are currently the subject of a litigation action with the holders of these notes. (See “Item 8. Financial Information–Legal Proceedings.”) Notes under our Euro Commercial Paper Program are issued under an Issuing and Paying Agency Agreement, dated as of October 4, 2001, among us and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) and JPMorgan Chase Bank, London Branch (f/k/a Chase Manhattan Bank, London Branch). As of June 30, 2003, the total amount in default on these notes is US$5.0 million.

     As of December 31, 2002, we had outstanding US$18.2 million aggregate principal amount of our 12 5/8% Senior Notes due 2003. The 2003 notes were issued under an indenture dated as of July 25, 1996, between us, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank). The 2003 notes mature on August 1, 2003 and pay interest semiannually. In August 2001, we exchanged US$128.3 million of our 2003 notes for US$121.7 million of our 13 1/8% Senior Notes due 2006 and US$10.4 million of our 13 1/2% Senior Notes due 2008. In connection with this exchange, we obtained the consent of the holders of our 2003 notes to the elimination of the restrictive covenants contained in the indenture governing the 2003 notes. As of June 30, 2003, the total amount in default on these notes is US$2.2 million.

     As of December 31, 2002, we had outstanding US$301.7 million aggregate principal amount of our 13 1/8% Senior Notes due 2006. The 2006 notes were issued under an indenture dated as of February 5, 2001, between us, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), as amended and supplemented. The 2006 notes mature on August 1, 2006 and pay interest semiannually. Payments due on the 2006 notes are guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Empaques de Cartón Titán, S.A. de C.V., Compañía Papelera de Atenquique, S.A. de C.V., Ponderosa Industrial de México, S.A. de C.V. and Industrias Centauro, S.A. de C.V. We issued US$180 million aggregate principal amount of our 2006 notes in February 2001 and used the proceeds thereof to, among other things, repurchase all of our outstanding 12% Senior Notes due 2001. In August 2001, we issued an additional US$121.7 million aggregate principal amount of our 2006 notes in exchange for US$118.2 million of our 2003 notes as described above. As of June 30, 2003, the total amount in default on these notes is US$38.2 million.

     As of December 31, 2002, we had outstanding US$10.4 million aggregate principal amount of our 13 1/2% Senior Notes due 2008. The 2008 notes were issued under an indenture dated as of September 13, 2001, between us, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), as amended and supplemented. The 2008 notes mature on August 1, 2008 and pay interest semiannually. Payments due on the 2008 notes are guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Empaques de Cartón Titán, S.A. de C.V., Compañía Papelera de Atenquique, S.A. de C.V., Ponderosa Industrial de México, S.A. de C.V. and Industrias Centauro, S.A. de C.V. We issued US$10.4 million aggregate principal amount of our 2008 notes in August 2001 in exchange for US$10.1 million of our 2003 notes as described above. As of June 30, 2003, the total amount in default on these notes is US$1.3 million.

     As of December 31, 2002, we had outstanding US$175.0 million aggregate principal amount of our 13 3/4% Senior Notes due 2009. The 2009 notes were issued under an indenture dated as of June 24, 2002, between us,

Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank, as amended and supplemented. The 2009 notes mature on July 15, 2009 and pay interest semiannually. Payments due on the 2009 notes are guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Empaques de Cartón Titán, S.A. de C.V., Compañía Papelera de Atenquique, S.A. de C.V., Ponderosa Industrial de México, S.A. de C.V. and Industrias Centauro, S.A. de C.V. We issued US$175.0 million aggregate principal amount of our 2009 notes in July 2002 and used the proceeds thereof to, among other things, repurchase US$103.5 million of our outstanding 12 5/8% Senior Notes due 2003. As of June 30, 2003, the total amount in default on these notes is US$26.3 million.

     As of December 31, 2002, we had outstanding US$48.1 million aggregate principal amount under three promissory notes issued in exchange for subordinated promissory notes issued by Durango Paper Company in connection with our acquisition of Gilman Paper Company. These notes were issued in the same principal amounts as the notes refinanced and are on identical terms, except that they are not guaranteed or subordinated. The first of these notes, which has a principal amount of US$30.0 million, was issued to HG Estate, LLC and St. Marys Railroad Corporation, matures on December 17, 2004 and bears interest at a rate of 10% per annum payable semiannually. The second of these notes, which has a principal amount of US$6.0 million, was issued to HG Estate, LLC, and was due in April 2003 and bears interest at a rate of 13.0% per annum payable semiannually. The interest rate on this note increased by 0.5% on each interest payment date until maturity. The principal of this note was not paid on maturity. The last of these notes has a principal amount of US$12.1 million, was issued to HG Estate LLC, was due in December 2002 and bore interest at a rate of 10% per annum payable semiannually. The principal of this note was not paid on maturity. As of June 30, 2003, the total amount in default on these notes is US$27.3 million. We are currently engaged in arbitration challenging the validity of these three promissory notes.

     For a description of the payment defaults on our notes, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

     Our Bank Debt. As of December 31, 2002, we had outstanding Ps 2,519.4 million (US$241.3 million) of bank debt. As a result of the acceleration rights arising out of our failure to make timely payments on scheduled principal and interest, Ps 719.2 million (US$68.9 million) of our outstanding bank debt has been reclassified as short-term debt. Our material bank loans are described below.

     We have a bank loan with Banco Nacional de México, S.A. (“Banamex”), in the aggregate principal amount of Ps 981.3 million (US$94 million). This loan is payable in 10 quarterly installments beginning in June 2002, bears interest at a rate of LIBOR + 2.8% payable quarterly and is guaranteed by certain of our subsidiaries. As of December 31, 2002, Ps 786.4 million (US$75.3 million) of this loan was outstanding. As of June 30, 2003, the total amount in default is Ps 223.4 million (US$21.4 million). Banamex has agreed to a forbearance until June 30, 2003.

     We have a Ps 522.0 million (US$50.0 million) loan with JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), payable in five semiannual installments beginning on December 5, 2000, bearing interest at a rate of LIBOR + 1.5%. As of December 31, 2002, Ps 104.4 million (US$10.0 million) of this loan was outstanding. Payments due on this bank loan are guaranteed, jointly and severally, on an unsecured basis by our subsidiaries, Empaques de Cartón Titán, S.A. de C.V., Compañía Papelera de Atenquique, S.A. de C.V., Ponderosa Industrial de México, S.A. de C.V. and Industrias Centauro, S.A. de C.V. As of June 30, 2003 the total amount in default is Ps 112.2 million (US$10.0 million).

     We have Ps 252.4 million (US$24.2 million) of indebtedness owed to California Commerce Bank under two loan agreements. Both loans are guaranteed by our subsidiary, Industrias Centauro, S.A. de C.V. The first of these loans in the amount of Ps 130.5 million (US$12.5 million) is payable in eight quarterly installments beginning in August 2002 and bears interest at a rate of LIBOR + 3.25%. The second of these loans in the principal amount of Ps 121.9 million (US$11.7 million) bears interest at a rate of LIBOR + 2.75% and matured in January 2003. As of June 30, 2003, the total amount in default is Ps 162.5 million (US$15.6 million). California Commerce Bank has agreed to a forbearance until June 30, 2003.

     We guaranteed a bank loan from Bank of America, N.A. to our former subsidiary, Durango Georgia Receivables Company, in an aggregate principal amount of Ps 177.5 million (US$17.0 million), as of December 31, 2002. This loan is payable in monthly installments beginning in August 2002, and bears interest at a rate of LIBOR

+ 3.0%. Payments due on this bank loan are also guaranteed, jointly and severally, by our subsidiaries, Empaques de Cartón Titán, S.A. de C.V., Compañía Papelera de Atenquique, S.A. de C.V., Ponderosa Industrial de México, S.A. de C.V. and Industrias Centauro, S.A. de C.V. As of June 30, 2003, the total amount in default is Ps 187.9 million (US$18.0 million).

     We guaranteed a bank loan from Commerze Bank to our subsidiary, Ponderosa Industrial de México, S.A. de C.V., in the amount of US$11.2 million, denominated in Euros. This loan is payable in semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%

     Our subsidiary, Durango McKinley Paper Company has a US$22 million term loan and a US$10.5 million letter of credit with the Bank of Albuquerque. This was used to refinance a facility which our former subsidiary, Durango Paper Company, had with the Bank of America. The principal on the new term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque credit agreement are secured by the accounts, inventory and equipment of Durango McKinley Paper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc.

     Our subsidiary, Grupo Pipsamex, S.A. de C.V., has a bank loan from Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in an aggregate principal amount of Ps 775.5 million (US$74.3 million). This loan is payable in 14 semiannual installments beginning in July 2002 and bears interest at a rate of LIBOR + 7% payable semiannually. This loan is secured by a first priority security interest in all of the assets of Grupo Pipsamex and its subsidiaries. Bancomext has agreed to extend the maturity of any pending installments for a period of 180 days from April 28, 2003.

     Our subsidiary, Fabrica Mexicana de Papel, S.A. de C.V., has a bank loan from Bancomext in the amount of Ps 160.8 million (US$15.4 million). This loan is payable in 14 semiannual installments beginning in March 2003 and bears interest at a rate of LIBOR + 6.5% payable semiannually (plus such additional amounts as are necessary for Bancomext to receive interest at such rate after the payment of its income taxes). This loan is secured by a second priority security interest in all of the assets of Fabrica Mexicana de Papel, S.A. de C.V. and is guaranteed by us. In addition, Fabrica Mexicana de Papel has a mortgage loan from Bancomext in an aggregate principal amount of Ps 31.3 million (US$3.0 million) that bears interest at a rate of LIBOR + 3.53%. The mortgage loan matures in October 2003 and is secured by a third priority security interest in certain assets of Fabrica Mexicana de Papel and is guaranteed by us. Bancomext has agreed to extend the maturity of any pending installments on both facilities for a period of 180 days from April 28, 2003.

     Our subsidiary, Compañía Papelera de Atenquique, S.A. de C.V., has a bank loan from Nacional Financiera, S.N.C. in the amount of Ps 3.5 million (US$0.3 million). This loan is payable in 96 quarterly installments beginning in August 1981 and bears interest at a rate of LIBOR + 0.8125% This loan is secured by a first priority security interest in certain equipment and fixtures.

     Our subsidiary, Grupo Pipsamex, S.A. de C.V., guaranteed a letter of credit issued by Bank of America, N.A., in the aggregate principal amount of Ps 26.1 million (US$2.5 million). This letter of credit was issued on August 17, 2001 to Durango Georgia Paper Company for the benefit of Lumberman’s Underwriting Alliance and was drawn on December 13, 2002. As of December 31, 2002, Ps 26.1 million (US$2.5 million) of this indebtedness was outstanding.

     We guaranteed a letter of credit issued by JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), in the aggregate principal amount of Ps 32.5 million (US$3.1 million). This letter of credit was issued to Durango Georgia Paper Company (f/k/a Gilman Paper Company) for the benefit of Pitney Bowes Credit Corporation and was drawn on April 19, 2000. As of December 31, 2002, Ps 25.0 million (US$2.4 million) of this indebtedness was outstanding.

     We guaranteed a letter of credit with JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), in the aggregate principal amount of Ps 27.3 million (US$2.6 million). This letter of credit was issued to Durango Georgia Paper Company (f/k/a Gilman Paper Company) for the benefit of SunTrust Leasing Corporation and was drawn on April 19, 2000. As of December 31, 2002, Ps 27.3 million (US$2.6 million) of this indebtedness was outstanding.

     For a description of the payment defaults on our bank debt, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

     Our Capital Leases. As of December 31, 2002, our aggregate future minimum lease payments under our capital leases was Ps 310.6 million (US$29.8 million). Our material capital leases are described below:

     We have entered into financial lease agreements with Arrendadora Bank of America, S.A. for the acquisition of certain machinery. We have issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of Ps 213.4 million (US$20.4 million) which mature between February and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by the leased machinery. We have sub-leased the machinery to certain of our subsidiaries.

     Empaques de Cartón Titán, S.A. de C.V., one of our subsidiaries, has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Empaques de Cartón Titán has issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of Ps 97.2 million (US$9.3 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The loan is secured by a pledge on the leased machinery and is guaranteed by our Company.

     Restrictive Covenants and Available Credit. The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of the Company and its subsidiaries to:

•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell capital stock of subsidiaries;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales;

•	enter into certain transactions with affiliates, or

•	merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

     We must maintain minimum debt service, minimum net worth and maximum leverage ratios under the Banamex credit agreement, the JPMorgan Chase Bank credit agreement and the Bank of Albuquerque credit agreement. Our failure to comply with the restrictions contained in these credit agreements constitutes an event of default, which could result in an acceleration of such indebtedness. Such acceleration may also constitute an additional event of default under the indentures governing our 2003 notes, 2006 notes, 2008 notes and 2009 notes.

     The indentures governing our 2006 notes, 2008 notes and 2009 notes also require prepayments of the indebtedness from the proceeds from certain asset sales, insurance, and incurrence of certain indebtedness. The above covenants, together with our highly leveraged position, could restrict corporate activities, including our ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities.

     On October 31, 2002, December 23, 2002 and January 16, 2003, Standard & Poor’s lowered our foreign and local currency corporate ratings to “B,” “CC” and “SD,” respectively. On February 4, 2003, Standard & Poor’s lowered our foreign and local currency corporate ratings to “D.” “D” is Standard & Poor’s lowest rating category out of 22 and signifies a payment default.

     On June 3, 2002 and December 23, 2002, Moody’s Investors Service lowered all ratings on our existing notes to a rating of “B3” and “Caa3”, respectively. On January 21, 2003, Moody’s again lowered all ratings on existing notes to a rating of “Ca”. “Ca” is the 2nd-lowest rating category out of 22 and describes obligations which Moody’s believes are speculative to a high degree and which are often in default or have other marked shortcomings. In light of our continued failure to make the payments on the existing notes, we expect Moody’s to further downgrade its ratings of our existing notes in the near future.

     As a result of these negative credit ratings and downgrades, our access to sources for short-term financing has been further restricted, thus impeding our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has adversely affected the terms of our trade payables and ability to obtain new customers.

     Assuming we are able to restructure our debt obligations with our bank creditors and bondholders, we believe that cash generated by our operating activities together with the proceeds of refinancing transactions will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. In the event that we are unsuccessful in restructuring our indebtedness, the cash generated by our operating activities may not be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs during the next twelve months or thereafter. Our future operating performance and our ability to service or refinance our 2003 notes, 2006 notes, 2008 notes and 2009 notes and to service, extend or refinance our credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

     Tax-Loss Carryforwards

     At December 31, 2002, the Mexican subsidiaries of the Company had recorded tax-loss carryforwards of Ps 4,999.4 million (US$478.9) and Durango International, Inc. had recorded tax-loss carryforwards of Ps 47.0 million (US$4.5 million). The tax-loss carryforwards of the Mexican subsidiaries can be used for tax purposes to offset the future income of the Mexican subsidiaries generating such tax-loss carryforwards. The tax-loss carryforwards of the Mexican subsidiaries expire as set forth in the table below:

Year of expiration	Amount

	(millions of constant Pesos restated as of
	December 31, 2002)
2004	Ps	235.8
2005		604.8
2006		221.4
2007		158.2
2008		129.5
2009 and thereafter		3,649.7

	Ps	4,999.4

     Capital Commitments

     The following table sets forth our capital commitments, other than our indebtedness, as of December 31, 2002:

	2003		2004		2005		2006		2007		Thereafter		Total

Ps million
Operating leases	Ps	36.8	Ps	15.3	Ps	12.0	Ps	8.8	Ps	8.7	Ps	26.7	Ps	108.3

Total	Ps	36.8	Ps	15.3	Ps	12.0	Ps	8.8	Ps	8.7	Ps	26.7	Ps	108.3

     Our subsidiaries lease certain equipment under noncancelable operating leases. Estimated future minimum lease payments under noncancelable operating leases as of December 31, 2003 are included in operating leases the table above.

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

     The following table sets forth our capital expenditures for the periods indicated and sets forth our capital expenditures and capital commitments for environmental matters:

	Years Ended December 31

							2003		2004
	2000		2001		2002		Estimated		Estimated

	(in millions of Pesos)
Capital Expenditures (other than environmental)	Ps	675.5	Ps	325.3	Ps	296.9	Ps	116.9	Ps	116.9
Environmental		445.6		20.3		8.4		8.4		8.4

Total	Ps	1,121.1	Ps	345.6	Ps	305.3	Ps	125.3	Ps	125.3

     In 2003, we anticipate that our capital expenditures will concentrate on technology upgrades in our paper segment, de-bottlenecking projects and cost reduction projects.

     We expect to finance our capital expenditure plan with internally generated cash and supplier financing. No assurance can be given that we will be able to meet our capital expenditure budget.

Critical Accounting Policies

     In response to the SEC’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we identified the most critical accounting principles that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout “Item 5. Operating and Financial Review and Prospects.” where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Note 3 to the consolidated financial statements. Note that our preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

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

     Property, plant and equipment

     Fixed assets and intangible assets are assigned useful lives, which impacts the annual depreciation and amortization expense. The assignment of useful lives involves significant judgments and the use of estimates. Changes in technology or changes in intended use of these assets may cause the estimated useful life to change.

     We also evaluate the carrying value property, plant and equipment to be held and used and any assets to be disposed of when events or circumstances suggest that the carrying value may not be recoverable, such as plant temporary shut downs or permanent closures. Such reviews have been necessary in recent years. Impairment losses for equipment held and used are recorded when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as the Company’s internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation, nevertheless, actual future results may differ. Should an impairment exist, the amount of the loss is then quantified by comparing the carrying amount of the assets to the weighted discounted cash flows. For assets to be disposed of, the Company assesses whether machinery or equipment can be used at other facilities and if not, estimates the proceeds to be realized upon sale of the assets. The Company has recorded impairment losses related to certain unused assets and such losses may potentially occur in the future.

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

Differences between Mexican GAAP and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in respects from U.S. GAAP. The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are reversal of loss on fixed assets and sale of subsidiaries, capitalized financing costs, debt issuance costs, negative goodwill, deferred income tax, employees’ statutory profit sharing, the effects of inflation on fixed assets. Each of these differences affects both net income and shareholders’ equity. Net income (loss) under U.S. GAAP was Ps 10.1 million, Ps 239.4 million and Ps 2,122.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. See Note 21 to our consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

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

     New Accounting Pronouncements under Mexican GAAP

     In November 2001, the MIPA issued revised Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Bulletin C-9”), which supersedes existing Bulleting C-9, “Liabilites” and Bulletin C-12, “Contingencies and Commitments”. Bulletin C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments.

     Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statement, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contract services and goods that exceed the Company’s immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

     In addition, in December 2001, the MIPA issued Bulletin C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

     New Accounting Pronouncements under U.S. GAAP

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

     In July 2002, FASB issued Statement No. 146, “Accounting for Cost Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Tax Force Issue No. 94-3” Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including of Certain Cost Incurred in a Restructuring) (“EITF 94-3”),”. The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to exit plan. SFAS 146 also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the financial statements.

     In July 2002, the FASB issues SFAS No. 147, “Acquisitions of Certain Financial Institutions” (“SFAS 147”). This Statement amends SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions,” and FASB Interpretation No. 9, applying APB Opinions No. 16 and 17 “When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method”, by removing acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9. SFAS 147 requires that such transactions be accounted for in accordance with FASB Statements No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, acquisitions within the scope of this statement are no longer required to recognize any excess of the fair value of liabilities assumed over the fair value of intangible and identifiable intangible assets acquired as an un identifiable intangible asset. This statement also amends FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lives Assets,” to include in its scope long-term customer-relationship intangible assets of financial institutions. Accordingly, such intangible assets are subject to the same recoverability test and impairment loss recognition required for other long-lived assets that are held and used. This statement is effective for transactions entered into on or after October 1, 2002. Management is currently evaluating the impact that the adoption of SFAS 147 will have on the consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transaction and Disclosure-an amendment to FAS 123” (“SFAS 148”). SFAS 148 continues to permit entities to apply the intrinsic method of APB 25, “Accounting for Stock Issued to Employees,” however, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 148 provides three transition methods for companies who chose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. Management is currently evaluating the impact that the adoption of SFAS 148 will have on the consolidated financial statement.

     In May 2003, the FASB issues SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”)” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs that relate to forward purchases or sales of when-issued securities or other securities that do not yet exist should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB No. 5, 57, and 107 and rescission of Interpretation No. 34).” FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45’s provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. Management is currently evaluating the impact that the adoption of FIN 45 will have on the consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period and it applies to nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

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

     Pursuant to our by-laws, alternate directors may be appointed by our shareholders to serve on the board of directors in place of directors who are unable to attend meetings. If a member of our board is absent from a meeting, one of our alternate directors is called to serve as a director for such meeting in the order provided by the shareholders. If the shareholders do not provide an order, the alternate director is chosen by the board. Even when alternate directors are not substituting for a director, they are invited to attend all board meetings.

     Our board of directors includes 11 directors, of whom four are independent directors. No alternate directors were elected by our shareholders at the most recent ordinary general meeting.

     Our executive officers are appointed by the board of directors and serve until their successors have been appointed and take office.

     The table below sets forth the members of our board of directors and our executive officers:

Name	Current Title	Since

Directors:

Miguel Rincón	Chairman of the Board and Chief Executive Officer	1982
José Antonio Rincón	Vice-Chairman and Chief Operating Officer	1982
Mayela Rincón de Velasco	Vice-President and Chief Financial Officer	1982
Jesús Rincón	Director	1987
Wilfrido Rincón	Director	1987

Name	Current Title	Since

Ignacio Rincón	Director	1987
Angel Del Palacio*	Director	2001
Alfonso Fernández De Castro*	Director	2001
Buenaventura G. Saravia*	Director	2001
Roberto Isaac Hernández*	Director	2001
Martín Rincón Arredondo	Director	2003

Other Officers:

Prudencio Calderón	U.S. Managing Director	1997
Jesús Romo Carrasco	Controller	1988
Arturo Díaz Medina	Financial Manager	1998
Gustavo Peyro Medina	Audit and IT Manager	1996
Raúl Cataño A	General Manager-Titán Central Division	1993
Victor Manuel Sánchez	Financial Manager-Titán Group	1993
Juan Montufar C	General Manager-Industrias Centauro	1995
Javier Bermea G	General Manager-Titán North Division	1993
Ignacio Parra Rivera	General Manager-Titán West Division	2001

Executive Officers:

Gustavo Peyro Medina	Audit and IT Manager	1996
Arturo Díaz Medina	Financial Manager	1998
Jesús Romo Carrasco	Controller	1988
Gabriel Villegas	Secretary of the Board and General Counsel	1987

     Miguel Rincón, José A. Rincón, Jesús Rincón, Ignacio Rincón, Wilfrido Rincón, Mayela Rincón de Velasco and Martín Rincón are siblings.

     Miguel Rincón has been Chairman of the Board and Chief Executive Officer of our Company since 1982. He has been an active member of a number of organizations in Mexico related to our industry, such as the Mexican National Chamber for the Pulp and Paper Industry, the Por México Group, an association of business leaders from all sectors, and the National Commission on Commercial Agriculture (Comisión Nacional Agropecuaria y Comercial). He currently serves on a number of corporate boards in the United States and Mexico, including Banamex, one of the largest Mexican banks, and Banco JPMorgan Chase, S.A.

     José Antonio Rincón has been Vice-Chairman and Chief Operating Officer of our Company since 1982. Since 1988, he has been a member of the Mexican National Chamber for the Pulp and Paper Industry and is currently the President. From 1990 to 1998, he served as director of Banco Santander, S.A.

     Mayela Rincón de Velasco has been Vice-President and Chief Financial Officer of our Company since 1982. From 1987 to 1994, she worked as a professor of international finance in the Durango State University (Universidad Juárez del Estado de Durango). She is a member of the Association of Public Accountants (Colegio de Contadores Públicos). She is also a member of the philanthropic board of the General Hospital of Durango (Hospital General de Durango).

     Jesús Rincón has been a Director of our Company since 1987. Since 1997, he has worked as the general manager of Porteadores de Durango as well as the general manager of Ponderosa. From 1995 to 1997, he served as the development manager of our Company. He is an active member of the National Association of Particleboard Manufacturers and the Forest Industry Association.

*	Independent Directors

     Wilfrido Rincón has been a Director of our Company since 1987. Since 1998, he has been the general manager of the paper division of Pamex. From 1997 to 1998, he served as general manager of Ponderosa. From 1994 to 1996 he worked as development manager of our Company. He also serves as president of the Mexican National Chamber of the Forestry Industry (Consejo Consultivo Forestal Nacional) and vice-president of Mexican National Chamber for the Pulp and Paper Industry. He is an active member of the National Council for Forestry.

     Ignacio Rincón has been a Director of our Company since 1987. Since 1999, he has been the general manager of Empresas Titán. From 1998 to 1999, he worked as the marketing manager of Empresas Titán. From 1994 to 1997, he worked as the planning manager of our Company. He is currently an active member of the Association of Technicians in Pulp and Paper (Asociación de Técnicos de la Celulosa y del Papel).

     Gustavo Peyro Medina was Manager of the Controller and Audit Department of our Company from 1992 to 1999. He has also been Audit and IT Manager of our Company since 1996. From 1985 to 1989 he was professor at Durango State University (Universidad Juarez del Estado de Durango). Since 1983 he has been an active member of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos) and also of the Association of Public Accountants (Colegio de Contadores Públicos). He is an active member of the Institute of Internal Auditors, Inc.

     Arturo Díaz Medina has been the Finance and Planning Managing Director of our Company since 1998. He had been involved in other finance and operation positions from 1994 to 1998 in two of our paper mills. Prior to joining our Company he was head of the finance and commercial areas of an auto parts Company based in Durango, Mexico. Since 1990 he has been an active member of the Association of Public Accountants (Colegio de Contadores Públicos).

     Jesús Romo has been the Controller of our Company since 1998. He is a professor of accounting and statistics at Durango State University (Universidad Juarez del Estado de Durango). Since 1978 he has been an active member of the Association of Public Accountants (Colegio de Contadores Públicos). He has an MBA from the Monterrey Institute of Technology (ITESM). He is currently a professor of accounting and statistics at Durango State University (Universidad Juárez del Estado de Durango).

     Gabriel Villegas has been Secretary of the Board and Legal Counsel of our Company since 1987. As Legal Counsel he was involved in corporate and labor matters of our Company. In 1993 he was appointed General Counsel and has participated in every share or asset acquisition made by us, in the issuance of shares and debt both in Mexico and in the United States, and in the preparation and execution of financial and other material agreements. He served as member of the Legal Committee of the Mexican National Chamber for the Pulp and Paper Industry.

Independent Members of the Board

     Alfonso Fernández de Castro is one of the most experienced entrepreneurs in the Mexican forest industry. He is the founder and general manager of Grupo Forestal Alfa, one of the principal companies in the Mexican forest industry.

     Buenaventura G. Saravia is an entrepreneur in the cattle breeding industry and the general manager of Empresas la Punta, one of the principal exporters of cattle from Mexico to the United States. He has a bachelors degree in business from the Monterrey Institute of Technology (ITESM).

     Ángel Del Palacio is an entrepreneur in the services sector and the general manager of several automobile dealerships in the north of Mexico. He has a bachelors degree in business and an MBA from the Monterrey Institute of Technology (ITESM).

     Roberto Isaac Hernández is an entrepreneur in the services sector and the general manager of a chain of gas stations and supermarkets in the north of Mexico. He has a bachelors degree in economics from the Monterrey Institute of Technology (ITESM) and an MBA from the Notre Dame University in France.

Statutory Auditor

     Under our by-laws in accordance with Mexican law, our annual shareholders’ meeting has to elect at least one statutory auditor (comisario) and a corresponding alternate statutory auditor. The primary role of a statutory auditor is to report to our shareholders at the annual ordinary general meeting of shareholders regarding the accuracy of the financial information presented to our shareholders by our board of directors. Subject to terms and conditions, a statutory auditor is also authorized (i) to call ordinary or extraordinary general meetings, (ii) to place items on the agenda for meetings of shareholders or our board of directors, (iii) to attend meetings of shareholders and of our board of directors and (iv) generally to inspect the affairs of the Company. Since 2000, the statutory auditor has been Raúl Guerra Rodríguez and the alternate statutory auditor is Carlos Orozco Rentería.

Compensation of Directors and Officers

     Directors receive no compensation in their capacity as directors and there are no service contracts providing for benefits upon termination of employment of any of our directors. The aggregate amount of compensation paid by us to our officers during 2002 was Ps 18.2 million. In 2003, we expect that the aggregate amount of compensation paid to this group will total approximately Ps 19.0 million.

     Each subsidiary pays performance-based cash bonuses to its management. The amount of the bonus is determined by a formula which weighs various factors, including the performance of the operating subsidiary measured in terms of earnings, market share and sales volume targets and the individual performance of the manager. The bonus varies for each manager depending on the above factors.

     We have established a bonus plan for the key management of the Company and its subsidiaries. For this purpose, a trust controlled by members of the Rincón family was established in 1994 to purchase 100,000 of our Series A shares, representing approximately 0.1% of the total number of our Series A shares outstanding. In 1995 and 1997, some individuals received a share-based bonus of our Series A shares pursuant to this plan. After five years, each individual can elect to retain the shares or can exercise the option to sell the shares in the open market. The holders of our 1995 assignment of shares under this plan elected to retain 8,775 shares and to sell 41,216 shares. The holders of the 15,572 shares that we assigned in 1997 under this plan will make their election this year. The exercise price will be the higher of the book value of the shares or the market price of the shares at the time the options are exercised. The other terms of the options will be established by the controlling committee of the trust at the time the options are exercised.

Audit Committee

     The audit committee recommends the external auditors of the Company to our board of directors, suggests the terms and conditions of the auditors’ service, supervises the auditors’ work, acts as intermediate between our board of directors and the auditors, guaranties the independence of the auditors, reviews the working plan, communications and audit reports and informs our board of directors of its results, submits to our board of directors the financial information basis, reviews such financial information and its issuance process, contributes in the determination of the general outline of the internal control system and evaluates its effectiveness, supports our board of directors in the evaluation and coordination of the annual internal audit programs, coordinates the internal, external and statutory auditing work, and verifies the compliance with such statutes and regulations as are applicable to the Company.

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

     The audit committee does not delegate any of its powers to anyone, but may request advice from experts to adequately resolve such matters submitted to it and, additionally, the president of the audit committee may invite such experts and officers involved with the audit committee’s activities.

     The audit committee members are Alfonso Fernández de Castro, Roberto Isaac H. and Mayela Rincón de Velasco.

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

     The remuneration committee does not delegate any of its powers to anyone, but may request advice from experts to resolve adequately such matters submitted to the remuneration committee and, additionally, the president of the remuneration committee may invite such experts and officers involved with the remuneration committee’s activities.

     The remuneration committee members are Ángel del Palacio E., Buenaventura G. Saravia and Mayela Rincón de Velasco.

Our Employees

     At December 31, 2002, we had approximately 8,835 employees (8,493 in Mexico and 342 in the United States) and approximately 66% our work force was unionized. We have not experienced any work stoppages in our facilities or those of our subsidiaries, other than a strike at our Atenquique mill which lasted nine days in July 1998 and which was resolved by contract renegotiations. We currently have good relations with our employees at all our facilities.

     The table below shows the number of our employees in Mexico and the United States in each of the past three years:

	Year Ended December 31,

	2000	2001	2002

Mexico (1)	9,526	8,478	8,493
United States	1,894	1,237	342

Total	11,420	9,715	8,835

(1)	Includes 1,106, 1,580 and 1,124 temporary employees in the years ended December 31, 2000, 2001 and 2002, respectively.

Item 7. Major Shareholders and Related Party Transactions.

General

     We have a single class of common stock, represented by the Series A Shares. The shareholders who are presently part of our management (the “Management Shareholders”) currently own, directly, and indirectly through their ownership in Administradora Corporativa y Mercantil, approximately 95.1% of the issued and outstanding Series A Shares and have the power to elect substantially all directors and control the Company. In April 2003, the Management Shareholders voted to elect eleven directors, of which four are independent directors.

     Our total authorized and issued share capital as of December 31, 2002 consisted of Ps 1,412.2 million. On June 30, 2003, our capital was reduced to Ps 1,378.6 million as a result of the repurchase of 2,240,000 shares as treasury shares. Currently, we have authorized and issued 91,832,122 Series A shares, with no par value and having one vote per share.

     The following table sets forth current information with respect to the beneficial ownership of our common stock as of June 15, 2003 by:

•	each person known by us to beneficially own more than 5%, in the aggregate, of the outstanding shares of our common stock; and

•	all board members and executive officers as a group.

	Amount and
	Nature of	Percentage
Beneficial Owner	Beneficial Ownership	of Outstanding Stock

Miguel Rincón	25,291,559	27.5%
José Antonio Rincón	14,453,225	15.7%
Jesús Rincón	14,451,406	15.7%
Wilfrido Rincón	6,503,597	7.1%
Ignacio Rincón	6,503,553	7.1%
Martin Rincón	5,058,538	5.5%
Administradora Corporativa y Mercantil, S.A. de C.V. (ACM) (1)	15,068,000	16.4%
Total of members of board of directors and executive officers as a group	87,329,878	95.1%

(1)	ACM is owned 100% by the Rincón family.

Related Party Transactions

     For reasons described in detail in this annual report, on October 7, 2002, we sold our subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., a related party, for an aggregate amount of US$100,000. This sale gave rise to an aggregate loss of Ps 1,451.4 million (US$139.0 million). Pursuant to the terms of this transaction, we have the option to repurchase all of the capital stock of Durango Paper Company and the promissory notes for US$100,000 plus LIBOR + 4% at any time on or prior to October 7, 2012.

     From time to time, we enter into arm’s length transactions with Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. and Administradora Corporativa y Mercantil, S.A. de C.V., both owned and controlled by the Rincón family, which are not considered as material transactions.

Item 8. Financial Information.

     See Item 18. Financial Statements.

Legal Proceedings

     We are party to various legal proceedings in the ordinary course of our business. We do not expect any of these proceedings, if determined adversely to us, individually or in the aggregate, to have a material adverse effect on the results of our operations or on our financial condition.

     In addition, we are party to the following recent and significant lawsuits:

HG Estate, LLC v. Corporación Durango, Case No. 02 Civ. 10059 (CSH), Southern District of New York

     On December 19, 2002, HG Estate, LLC filed a complaint against our Company seeking to enforce payment on certain promissory notes issued by our Company on May 28, 2002. Such promissory notes replaced certain promissory notes issued by our former subsidiary, Durango Paper Company, (and guaranteed by our Company) in connection with the Stock Purchase Agreement dated December 9, 1999, by and among Durango Paper Company, W.O. Corporation, HG Estate, LLC and St. Marys Railroad Corporation. As part of the complaint, HG Estate, LLC asserted a claim for indemnification in respect of certain lease payments under an indemnification agreement entered into by our Company and HG Estate, LLC in connection with the Stock Purchase Agreement. The complaint seeks damages of approximately US$53 million. We have submitted a statement of claims in arbitration against HG Estate, LLC challenging the validity of the promissory notes. In January 2003, we filed a motion to stay the litigation pending resolution of the arbitration. This motion is pending before the court.

Compass Income Master Fund, Inc. et al. v. Corporación Durango, S.A. de C.V., Index No.: 600621/03, Supreme Court of the State of New York, County of New York.

     On February 25, 2003, Compass Income Master Fund, Inc., Compass Renta Fija America Latina F.I.I. and Interbank Overseas, Ltd. filed a complaint against our Company seeking to enforce payment on certain promissory notes issued under the Company’s Euro Commercial Paper Program, in an aggregate principal amount of US$3.5 million plus statutory interest at a rate of 9% from February 13, 2003. If the motion to stay is denied, our Company will vigorously defend these claims.

Dividend Policy

     We do not intend to pay dividends on our capital stock, including the Series A Shares. We have not paid any dividends in the past five years. The declaration, amount and payment of dividends are determined by a majority vote of the shareholders, including holders of the Series A Shares, at our annual ordinary shareholders’ meeting, generally on the recommendation of the board of directors, and will depend on our results of operations, financial condition, cash requirements, the ability of our subsidiaries to pay cash dividends to us, future prospects and other factors deemed relevant by our shareholders. Our ability to declare and pay dividends is presently restricted under the terms of our 2006, 2008 and 2009 notes.

Significant Changes

     Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in the annual report.

Item 9. The Offer and Listing.

     The Series A Shares are listed on the Mexican Stock Exchange. Since July 21, 1994, our American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange. The ADSs are issued by The Bank of New York, as depositary (the “Depositary”). Each ADS represents two CPOs issued by NAFIN as trustee (the “CPO Trustee”) for a Mexican trust (the “CPO Trust”). Each CPO represents a financial interest in one Series A Share held in the CPO Trust.

     It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. persons.

     On February 13, 2003, we were notified by the New York Stock Exchange that the average trading price of our ADSs and their distribution did not meet the New York Stock Exchange’s continued listing requirements. We have notified the New York Stock Exchange of our intention to achieve compliance in a timely manner and are currently evaluating appropriate alternatives. In order to maintain compliance, the average trading price of our ADSs must equal or exceed U.S.$1.00 for a minimum of 30 trading days on or before August 13, 2003. The minimum distribution requirements must be met on or before February 13, 2004.

Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operation in the early 1900s and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation, the shares of which are held by 27 brokerage firms. The firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated system known as the Electronic Exchange System for Registered or Assigned Transactions (Sistema Electrónico de Negociación de Transacciones, Registro y Asignación, or “SENTRA”), between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Trades in securities listed on the Mexican Stock Exchange may, subject to certain requirements, also be effected off the Mexican Stock Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Mexican Stock Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. Under current regulations, such suspension procedures do not apply to securities, such as the Series A Shares, that are directly or indirectly (for example, through ADSs) quoted on a stock exchange or market quotation system outside Mexico.

     Settlement takes place two business days after a transaction involving the purchase or sale of shares is completed on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores, or “CNBV”). Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (“Indeval”), a privately-owned central securities depositary that acts as a clearinghouse, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, thereby eliminating the need for physical transfer of securities.

     The Mexican Stock Exchange is one of Latin America’s two largest exchanges by market capitalization, but it remains relatively small and illiquid compared to major world markets. In December 2002, the five largest traded equity issues (measured by market capitalization) represented approximately 38% of the total value of equity issues traded on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by approximately 46 institutional investors. There is no formal over-the-counter market for securities in Mexico.

     The following table sets forth the annual high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for our five most recent financial years:

	High		Low

1998	Ps	30.00	Ps	22.00
1999		58.00		38.00
2000		48.00		31.00
2001		24.00		24.00
2002		14.00		14.00

     The following table shows the annual high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for our five most recent financial years:

	High		Low

1997	US$	17.75	US$	12.00

	High	Low

1998	5.50	4.06
1999	11.88	7.00
2000	6.06	5.94
2001	5.55	5.15
2002	5.55	1.01

     The following table sets forth the quarterly high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for our two most recent full financial years and for the first quarter of 2003:

	High		Low

2001
First Quarter	US$	50.00	US$	29.00
Second Quarter		24.00		24.00
Third Quarter		26.25		26.25
Fourth Quarter		24.00		24.00
2002
First Quarter		23.50		23.50
Second Quarter		24.00		16.58
Third Quarter		16.58		14.00
Fourth Quarter		14.00		14.00
2003
First Quarter		14.00		3.00

     The following table shows the quarterly high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for our two most recent full financial years and for the first quarter of 2003:

	High		Low

2001
First Quarter	US$	6.20	US$	6.11
Second Quarter		6.20		4.67
Third Quarter		5.50		5.05
Fourth Quarter		5.70		5.10

First Quarter		5.350		5.160
Second Quarter		5.28		1.40
Third Quarter		2.98		2.20
Fourth Quarter		2.31		1.15
2003
First Quarter		1.34		0.36

     The following table sets forth the monthly high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for the most recent six months:

	High		Low

May 2003	Ps	4.00	Ps	3.00
April 2003		3.00		3.00
March 2003		14.00		6.00
February 2003		14.00		14.00
January 2003		14.00		14.00
December 2002		14.00		14.00

     The following table shows the monthly high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for the most recent six months:

	High		Low

May 2003	US$	1.35	US$	0.44
April 2003		0.60		0.40
March 2003		0.62		0.36
February 2003		0.63		0.45
January 2003		1.34		0.51
December 2002		1.80		1.15

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

     Whenever a shareholders’ meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw from the Company and receive an amount equal to the book value of its shares (in accordance with our latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved. Because the CPO Trustee is required to vote the Series A Shares held in the CPO Trust in the same manner as the holders of a majority of the Series A Shares that are not held in the CPO Trust and that are voted at the relevant meeting, appraisal rights will not be available to holders of CPOs or ADSs.

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

Mexican Income Taxation

     The following is a description of the material Mexican income tax consequences of the purchasing, owning and disposing of Series A Shares, ADSs and CPOs. The tax treatment of a holder of the Series A Shares, ADSs and CPOs may vary depending upon the particular situation of the holder.

     The following summary of the principal consequences under Mexican law, as currently in effect, and of the Treaty (defined below) is limited to an investment in Series A Shares, CPOs and ADSs by a holder who is not a resident of Mexico and who will not hold Series A Shares, CPOs and ADSs or a beneficial interest therein in connection with a permanent establishment (establecimiento permanente) in Mexico (a “Foreign Holder”). For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary requirements to be considered a Mexican resident for tax purposes as described below is deemed to be a Foreign Holder. For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her home in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if (i) it was incorporated under Mexican law, or (ii) it has its main management or its principal administrative office located in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment of a non-resident will be required to pay taxes in Mexico with respect to income attributable to such permanent establishment in accordance with applicable law.

     This summary is based upon the federal tax laws, regulations and treaty obligations of Mexico as in effect on June 30, 2003, which are subject to change. Such tax laws, their regulations and treaty obligations of Mexico are also subject to various interpretations, and the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican competent courts may disagree with the explanations or conclusions set out below. The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico. Prospective purchasers of Series A Shares, CPOs and ADSs are urged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of the Series A Shares, ADSs and CPOs, including, in particular, the effect of any foreign, state or local tax laws.

     The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Income Taxes and accompanying protocol (the “Treaty”) that generally became effective on January 1, 1994. In general, the Treaty does not have adverse effects on holders of ADSs, Series A Shares and CPOs.

     The United States and Mexico have also entered into an agreement that regulates the exchange of information regarding tax matters.

Series A Shares, ADSs, CPOs

     Taxation of Dividends

     Under the Mexican Income Tax Law (Ley del Impuestos Sobre la Renta), dividends, either in cash or in kind, paid with respect to Series A Shares underlying the CPOs and ADSs to a Foreign Holder will not be subject to any withholding tax.

     On the other hand, Mexican companies paying dividends with profits that have not yet been subject to the corporate income tax, are obligated to pay a tax of 35% of the amount resulting from the increase to the amount of the dividend multiplied by a factor of 1.5385, as if the distributed profits would have been a profit after the payment of the tax. Such tax rate will decrease by 1% in each of the subsequent years of 2003, 2004 and 2005, to a minimum rate of 32%, while the applicable factor will be 1.5152 during 2003, 1.4925 during 2004 and 1.4706 as of 2005.

     However, Mexican companies will not be subject to any income tax in addition to the corporate tax as long as the amount maintained in its after tax profits account (cuenta de utilidad fiscal neta, or CUFIN) exceeds or equals the dividend payment to be made.

     In addition, until December 31, 2001, Mexican companies were authorized to defer a portion of their taxes, in which case a company was obligated to maintain a reinvested after tax profits account (cuenta de utilidad fiscal neta reinvertida, or CUFINRE). In this regard, companies that had elected to defer their income taxes are required to pay such deferred taxes when distributing their profits that were partially taxed; therefore, any dividend coming from their CUFINRE balances will be taxed by applying a rate of 3% (in case those profits were obtained during 1999) or of 5% (in case those profits were obtained during 2000 and 2001) to the amount of distributed dividends already grossed-up by the 1.5385 factor.

     Mexican companies that maintain a CUFINRE account set up under the provisions in full force and effect during the tax years prior to 2002, must first exhaust the balance in their CUFINRE account before they can utilize CUFIN balances.

     Disposition of Series A Shares, ADSs and CPOs

     The sale or other disposition of shares or securities that represent the ownership of assets by nonresidents are subject to income taxation in Mexico as long as (i) they are issued by a Mexican resident, or (ii) more than 50% of the accounting value of such shares or securities comes from immovable property located in Mexico.

     However, deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican taxation. The sale or other disposition of ADSs by a Foreign Holder will not be subject to Mexican tax.

     The sale or other disposition of Series A Shares or CPOs by a Foreign Holder will be:

•	Subject to Mexican income tax assessed at the rate of 25% on the total amount of the transaction, without any deduction. The purchaser of Series A Shares is obligated to withhold the tax only if he is a Mexican resident or has a permanent establishment in Mexico; in any other cases, the Foreign Holder will be obligated to pay the tax directly to the Mexican tax authorities; or

•	Subject to Mexican income tax assessed at the optional rate of 35% on the gains obtained (if any) as long as the Foreign Holder (i) has a representative in Mexico that meets certain requirements, and is appointed before the actual sale or disposition takes place, (ii) is not a resident of a country considered as a tax haven or of a country with territorial taxation system in terms of the provisions of the Income Tax Law, and (iii) files an audited opinion of the transaction prepared by a public accountant “authorized” for such purposes with the Mexican Ministry of Finance and Public Credit. In this case, the Foreign Holder will be obligated to pay the tax through the appointed representative to the Mexican tax authorities. Such tax rate will decrease 1% in each of the subsequent years of 2003, 2004 and 2005, to a minimum rate of 32%; or

•	Exempt from Mexican income tax as long as (i) the transaction is carried out through the Mexican Stock Exchange, (ii) the Foreign Holder is an individual, and (iii) the income from the sale or other disposition would have been exempt if obtained by a Mexican resident individual.

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

United States Federal Income Taxation

     The following is a description of the material U.S. federal income tax consequences of owning and disposing of Series A Shares, CPOs or ADSs. This description addresses only the United States federal income tax considerations of holders that will hold Series A Shares, CPOs or ADSs as capital assets. This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations (temporary, proposed and final) issued under the Code, and administrative and judicial interpretations of the Code and regulations, each as in effect and available as of June 30, 2003.

     These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of the Series A Shares, CPOs or ADSs as the case may be. These income tax laws and regulations are also subject to various interpretations, and the U.S. Internal Revenue Service (the “IRS”) or the U.S. courts could later disagree with the explanations or conclusions set out below.

     This description does not address all of the tax consequences that may be relevant to a holder. This description does not address, except as stated below, any of the tax consequences to:

•	holders that may be subject to special tax treatment, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, grantor trusts or dealers or traders in securities or currencies,

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar, and

•	persons that will hold Series A Shares, CPOs or ADSs as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction for U.S. federal income tax purposes.

     For purposes of this description, a U.S. Holder is a beneficial owner of Series A Shares, CPOs or ADSs who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States, including some former citizens or residents of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

     In general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes. A partner of a partnership, member in a limited liability company that is treated as a partnership for U.S. federal income tax purposes, and other owners of a pass-through entity that holds Series A Shares, CPOs or ADSs should consult its own tax advisor as to such consequences.

     A non-U.S. Holder is a beneficial owner of the Series A Shares, CPOs or ADSs, other than a U.S. Holder.

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

     This description does not address, except as stated below, any of the tax consequences to persons that received Series A Shares, CPOs or ADSs as compensation for the performance of services, persons that will hold Series A Shares, CPOs or ADSs or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of the Company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Series A Shares CPOs or ADSs.

Ownership of CPOs or ADSs in General

     For United States federal income tax purposes, a holder of CPOs or ADSs generally will be treated as the owner of the Series A Shares represented by such CPOs or ADSs.

     Distributions

     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of Series A Shares, CPOs or ADSs distributed pro rata to all shareholders of the Company, including holders of CPOs or ADSs) with respect to Series A Shares, CPOs or ADSs, before reduction for any Mexican taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” with respect to dividends received in taxable years after December 31, 2002, individuals who are U.S. Holders will be taxed on such distributions at the lower rates applicable to long-term capital gains. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the Series A Shares, CPOs or ADSs and thereafter as capital gain. The Company does not maintain calculations of the Company’s earnings and profits under United States federal income tax principles.

     Any such dividend paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the U.S. Dollar value of the Pesos on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Dividends received by a U.S. Holder with respect to Series A Shares, CPOs or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.”

     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of Series A Shares, CPOs or ADSs generally will not be subject to United States federal income or withholding tax on dividends received on Series A Shares, CPOs or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

     Sale or Exchange of Series A Shares or ADSs

     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize gain or loss on the sale or exchange of Series A Shares, CPOs or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the Series A Shares, CPOs or ADSs. Such gain or loss generally will be capital gain or loss. Currently, in the case of a noncorporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than with respect to taxable years of the U.S. Holder that begin after December 31, 2002, certain dividends) if such U.S. Holder’s holding period for such Series A Shares, CPOs or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of Series A Shares to a U.S. Holder will be the U.S. Dollar value of any Peso-denominated purchase price determined on the date of purchase. If the Series A Shares are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such Series A Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. Dollars to Pesos and the immediate use of that currency to purchase Series A Shares generally will not result in taxable gain or loss for a U.S. Holder.

     With respect to the sale or exchange of Series A Shares, the amount realized generally will be the U.S. Dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Series A Shares are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of Series A Shares, CPOs or ADSs generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such Series A Shares, CPOs or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

     Passive Foreign Investment Company Considerations

     A Non-United States corporation will be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

     Based on certain estimates of the Company’s gross income and gross assets and the nature of the Company’s business, the Company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2002. The Company’s status in future years will depend on the Company’s assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause the Company to be classified as a PFIC. If the Company were a PFIC, a U.S. Holder of Series A Shares, CPOs or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including, with respect to dividends received in taxable years after December 31, 2002, the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Series A Shares, CPOs or ADSs.

     If the Company were a PFIC, a U.S. Holder of Series A Shares, CPOs or ADSs could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Series A Shares, CPOs or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if the Company were treated as a PFIC.

U.S. Backup Withholding Tax and Information Reporting

     U.S. backup withholding tax and information reporting requirements generally will apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Series A Shares, CPOs or ADSs, in each case, made within the United States to a holder of Series A Shares, CPOs or ADSs (other than an exempt recipient, including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any such payments within the United States to a holder (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. The backup withholding tax rate was 30% for the year 2002 and is 28% for years 2003 through 2010. In the case of such payments within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

THE ABOVE DESCRIPTION OF MEXICAN INCOME TAXATION AND UNITED STATES FEDERAL INCOME TAXATION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SERIES A SHARES, CPOs OR ADSs. PROSPECTIVE PURCHASERS OF SERIES A SHARES, CPOs OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us, including this annual report and the exhibits hereto, at the Securities and Exchange Commission’s public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at one of the Securities and Exchange Commission’s public reference facilities in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference facilities. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

     Set forth below is a summary of the material provisions of our bylaws (estatutos sociales) and applicable Mexican law. This description does not purport to be complete and is qualified by reference to Mexican law and to the bylaws of the Company, incorporated by reference herein.

     Registration and Transfer

     The Series A Shares are evidenced by share certificates in registered form. Stockholders of the Company may hold their Series A Shares in the form of physical certificates or indirectly through institutions that have an account with Indeval. Accounts may be maintained at Indeval by brokers, banks or other entities approved by the CNBV (collectively, “Indeval Participants”).

     Voting Rights

     Each of the shares of the Company entitles the holder thereof to one vote at any general meeting of the stockholders of the Company. Currently, only Series A Shares are outstanding.

     General stockholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law (Ley General de Sociedades Mercantiles), including amendments to the bylaws, anticipated dissolution, merger and transformation from one type of company to another and increases or decreases affecting the fixed portion of the capital stock. General meetings called to consider all other matters, including increases and decreases affecting the variable portion of the Company’s capital stock, are ordinary meetings. An annual ordinary general meeting must be held at least once a year, within four months after the end of the preceding fiscal year.

     The annual ordinary general meeting of stockholders is held to consider the approval of the annual report of the Board of Directors of the Company and for companies in which the Company has an investment that exceeds 20% of the Company’s net worth, including the approval of the financial statements for the preceding fiscal year, the election of directors and the statutory auditor and the allocation of the profits, if any, from the preceding year.

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

     Stockholders’ meetings may be called by:

•	the Board of Directors or the statutory auditor;

•	stockholders representing at least 10% of the outstanding shares (including the Series A Shares) by requesting the Board of Directors or the statutory auditor to issue such a call;

•	a Mexican court in the event the Board of Directors or the statutory auditor do not comply with a valid request of the stockholders described above; and

•	any stockholder when no meeting has been held for two consecutive years or when any of the following matters has not been dealt with at such a meeting:

•	the annual report of the Board of Directors regarding the Company’s financial statements;

•	the appointment of directors and the statutory auditor; or

•	the compensation of the Company’s directors and statutory auditor.

     Notices of meetings must be published in a newspaper of general circulation in Mexico City at least 15 days prior to a meeting. Only stockholders who have either deposited their shares at the offices of the Company or are holding certificates issued by Indeval, an Indeval Participant or a Mexican bank and present a receipt from any such institution indicating ownership by such person will be admitted as such to stockholders’ meetings. A stockholder may be represented by an attorney-in-fact who holds a duly granted proxy or a power-of-attorney.

     Dividends

     At the annual ordinary meeting of stockholders, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with a report thereon by the Board, to the stockholders for approval. The stockholders, once they have approved the financial statements, determine the allocation of the Company’s distributable earnings for the preceding year. Five percent of the Company’s net income must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the Company’s then current capital stock. As of June 10, 2002, the Company’s legal reserve was Ps 193.3 million. Allocation to the legal reserve is determined without reference to inflation adjustment under Mexican GAAP. Thereafter, the remainder of net income is allocated as determined by the stockholders’ meeting and may be distributed as dividends. All shares which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Shares which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution.

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

     Changes in Share Capital

     The fixed portion of the Company’s capital stock may be increased or decreased at an extraordinary general meeting of stockholders. The variable portion of the Company’s capital stock may be increased or decreased in the same manner and on the terms authorized by an ordinary stockholders’ meeting, unless such increase or decrease is derived from the repurchase of the Company’s own shares which are converted into treasury shares and, subsequent to such repurchase, sold in the public market, in which case a Board of Directors resolution authorizing such action will be sufficient. Capital increases and decreases must be inscribed in the Company’s book of capital variations.

     Pre-Emptive Rights

     In the event of a capital increase, a holder of issued and outstanding shares has a preferential right to subscribe for a sufficient number of shares to maintain the holder’s existing proportional holdings of shares. Pre-emptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Official Gazette of the Federation (Diario Oficial de la Federación) and in a newspaper of general circulation in Mexico City. Under Mexican law, pre-emptive rights cannot be represented by an instrument that is negotiable separately from the corresponding share.

     Repurchase Obligation

     In accordance with the Company’s bylaws, and as prescribed by the CNBV, the majority stockholders of the Company are obligated to make a public offer for the purchase of stock of the minority stockholders in the event that the listing of stock of the Company with the Mexican Stock Exchange is cancelled, either by resolution of the Company or by an order of the CNBV. The price at which the stock must be purchased by the majority stockholder is the greater of:

•	the average quotation price for the 30 days prior to the date of the offer; or

•	the book value, as reflected in the last report filed with the CNBV and the Mexican Stock Exchange.

     The majority stockholders are not bound to make such public offer if the cancellation of the listing is adopted by resolution of all the stockholders of the Company. This provision, contained in the Company’s bylaws may not be amended without the consent of holders of at least 95% of the capital stock of the Company and the prior approval of the CNBV.

     Other Provisions

     Variable Capital and Withdrawal Rights. Pursuant to the Company’s bylaws, the Company’s capital stock must consist of fixed capital and may have, in addition thereto, variable capital. Currently, the Company’s outstanding capital stock consists of fixed capital in the amount of Ps 699.7 million and variable capital in the amount of Ps 678.9 million.

     The outstanding variable portion of the Company’s capital stock may be fully or partially withdrawn by the stockholders. The minimum fixed portion of the Company’s capital stock specified in the Company’s bylaws cannot be withdrawn. A stockholder who wishes to effect a total or partial withdrawal of its shares must notify the Company in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of any fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year. Because the fixed capital cannot be withdrawn, requests for withdrawals are satisfied only to the extent of the available variable capital and in the order in which they are received. Requests which are received simultaneously would be satisfied pro rata to the extent of the available variable capital.

     Reimbursement of withdrawn shares is made at the lesser of:

•	95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective; and

•	the book value per share as calculated from the Company’s financial statements (as approved at the annual ordinary general meeting) for the fiscal year at the end of which the withdrawal becomes effective.

Any such amount to be paid by the Company becomes due on the day following the annual ordinary general meeting referred to above.

     Right of Dissenting Stockholders to Tender Their Shares. The Mexican Companies Law provides that upon the adoption at an extraordinary general meeting of stockholders of resolutions approving changes in the Company’s business purpose, nationality or its form of corporate organization, dissenting stockholders acquire the right to withdraw from a Mexican company and to compel the Company to “reimburse” their shares, subject to the fulfillment of certain terms and conditions. The amount of the reimbursement is determined by the proportion of the tendered shares to the net worth of the Company as set forth in the financial statements approved at the then most recent stockholders’ meeting. Dissenting stockholders must perfect their withdrawal rights by making a request to this effect within 15 days following the date on which the meeting adopting the relevant resolution adjourns. Holders of CPOs, who cannot vote, will not be entitled to this right. See “—Limitations Affecting ADS Holders.”

     Restrictions on Foreign Investment. The bylaws provide that Series A Shares may only be acquired by Mexican investors and that Series A Shares shall at all times represent at least 51% of the Company’s capital stock. The bylaws also provide that Series B Shares may be acquired either by Mexican or non-Mexican investors and that Series B Shares shall in no event represent no more than 49% of the capital stock of the Company.

     Forfeiture of Shares. As required by Mexican law, the bylaws of the Company provide that “any non-Mexican that at the moment of incorporation of the Company or at any subsequent time acquires an interest or participation in the capital stock of the Company shall be considered by virtue of such acquisition, as a Mexican national with respect to such interest or participation, and it shall be deemed that such non-Mexican agrees not to invoke the protection of its government under the penalty, in case it does not comply with such agreement, of losing such interest or participation to the benefit of the Mexican Nation.” Under this provision a non-Mexican stockholder of the Company is deemed to have agreed not to ask such stockholder’s government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder. If the stockholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of any Mexican corporation admitting non-Mexican stockholders.

     Duration. The Company’s existence under the bylaws continues until 99 years from the date of the Company’s incorporation and can be extended by resolution of an extraordinary general meeting of stockholders.

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

     Purchase of Shares by Subsidiaries of the Company. Companies or other entities controlled by the Company may not purchase, directly or indirectly, shares of the Company’s capital stock or shares of companies or entities that are stockholders of the Company.

Material Contracts

     On September 30, 2002, we entered into an assignment of claims whereby Durango Paper Company assigned to us all of its claims against HG Estate, LLC arising out of a stock purchase agreement among HG Estate, LLC, St. Marys Railroad Corporation, W.O. Corporation and Durango Paper Company.

     On October 7, 2002, we entered into a securities purchase agreement whereby we sold all of our shares of Durango Paper Company, a holding company that directly and indirectly held 100% of the ownership interests of Durango Georgia Paper Company, Durango Georgia Receivables Company, Durango Georgia Converting Corporation, Durango Georgia Converting LLC and St. Marys Railroad, and certain promissory notes with an aggregate principal amount of US$128.8 million to Operadora Omega Internacional, S.A. de C.V., a related party, for an aggregate of US$100,000. This gave rise to an aggregate loss of Ps 1,451.4 million. Under the agreement, we have the option to repurchase all of the capital stock of Durango Paper Company and the notes for US$100,000 plus LIBOR + 4% at any time on or prior to October 7, 2012.

     On February 27, 2003, our subsidiary, Empaques de Cartón Titán, S.A. de C.V., sold the assets of its molded pulp division for approximately Ps 589.1 million, generating a profit in 2003 of Ps 316.1 million. The assets sold included certain accounts receivable and the buyer assumed certain trade accounts payable related to the production and sale of molded products.

Enforceability of Civil Liabilities

     We are a limited liability company (sociedad anónima de capital variable) organized under the laws of Mexico. In addition, most of our directors, officers and controlling persons, as well as experts named in this annual report reside outside the United States, and all or a substantial portion of their assets and the assets of our Company are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. The Company has been advised by Mexican counsel, White & Case S.C., that there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in terms for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

Item 11. Quantitative and Qualitative Disclosure about Market Risk.

     We periodically review our exposure to risks arising from fluctuations in interest rates and foreign exchange and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We have not entered into market risk sensitive instruments for speculative purposes. See Note 11 to our audited consolidated financial statements.

     Interest Rate Risk

     We face primary market risk exposure mostly due to interest rate risk. Of our long-term interest-bearing debt at December 31, 2002, 68.3% was fixed rate and 31.7% was variable rate. Substantially all of our long-term debt is denominated in U.S. Dollars. As a result, depreciation of the Peso will result in increases in our interest expense in Peso terms. Variable rate long-term debt denominated in U.S. Dollars bears interest at rates tied to the London interbank offered rate, or ‘‘LIBOR’’, the rate that banks in the London interbank market offer for U.S. Dollar deposits of varying maturities. Although we have from time to time entered into a derivatives contract for the purpose of hedging interest rate risk on this long-term debt, we had no open contracts at December 31, 2002.

     The table below summarizes our debt obligations, which include notes, bank loans and leases, at December 31, 2002. The table presents payment obligations in thousands of Pesos by maturity date and the related weighted-average interest rates. U.S. Dollar denominated liabilities and notional amounts have been converted to Pesos based on the exchange rate at December 31, 2002, which was US$1.00=Ps 10.4393.

     Our notes and bank loans contain covenants, obligations and restrictions with which we and/or our subsidiaries must comply, mainly in respect of incurring other indebtedness, paying dividends and making other distributions, engaging in transactions with related parties and the maintenance of certain financial ratios, as well as paying interest and principal when due. During November and December 2002, we failed to comply with the payment of interest and principal on certain bank loans and were consequently in default with respect to such obligations. According to the terms of the governing agreements, the holders of such indebtedness may accelerate the entire amount of principal of such debt. Therefore, according to Bulletin C-9, such indebtedness has been classified as short-term debt.

Liabilities
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value(1)
(Thousands of Pesos)
Long-Term Debt
Fixed Rate:
US$-denominated	––	––	––	––	––	––	––	––
Weighted average interest rate Variable Rate:
US$-denominated	––	232,118	216,247	174,968	174,364	285,675	1,083,372	1,083,372
Weighted average interest rate		7.09%	7.20%	7.25%	7.33%	7.33%
Short-Term Debt
Fixed Rate:
US$-denominated	5,914,219	––	––	––	––	––	5,914,219	––
Weighted average interest rate	13.32%
Variable Rate:
US$-denominated	1,662,127	––	––	––	––	––	1,662,127	––
Weighted average interest rate	6.99%

Total Debt	7,576,346	232,118	216,247	174,968	174,364	285,675	8,659,718	1,083,372

(1)	As of December 2002, due to the financial situation of the Company, the comparable market information required to determine the estimated fair value of long-term debt was not attainable. As such, the Company was not able to calculate a reasonable estimate of the fair value of the Company’s long-term debt at December 31, 2002.

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

     The table set forth above summarizes our debt obligations which are sensitive to foreign currency exchange rates at December 31, 2002. The table presents principal payment obligations in thousands of Pesos by maturity date for U.S. Dollar-denominated debt.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     As discussed under “Item 4. Information on the Company–Significant Developments During 2002 and Recent Developments”, on November 29, 2002, we suspended payment of principal and interest on our unsecured debt instruments. In December 2002, we retained financial advisors to advise us in evaluating debt-restructuring alternatives and the sale of non-strategic assets to implement a long-term solution to our capital structure and debt service requirements and began discussions with our bank creditors and bondholders. As of June 30, 2003, holders of approximately US$598 million of our debt, have agreed to forbear from taking any action or commencing any proceeding to enforce their rights or remedies until June 30, 2003.

     The Company currently has the following payment defaults under the following indebtedness:

     Notes issued under an issuing and paying agency agreement, dated October 4, 2001, among our Company, JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) and JPMorgan Chase Bank, London Branch (f/k/a Chase Manhattan Bank, London Branch). As of June 30, 2003, principal in the amount of US$5.0 million is in default.

     Notes issued under an indenture, dated July 25, 1996, among our Company, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), as amended and supplemented. As of June 30, 2003, interest of US$2.2 million is in default.

     Notes issued under an indenture, dated February 5, 2001, among our Company, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), as amended and supplemented. As of June 30, 2003, interest is US$38.2 million is in default.

     Notes issued under an indenture, dated September 13, 2001, among our Company, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), as amended and supplemented. As of June 30, 2003, interest is US$1.3 million is in default.

     Notes issued under an indenture, dated June 24, 2002, among our Company, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), as amended and supplemented. As of June 30, 2003, interest in the amount of US$26.3 million is in default.

     A promissory note issued on May 28, 2002 to HG Estate, LLC and St. Marys Railroad Corporation in exchange for a subordinated promissory note issued by Durango Paper Company in connection with our acquisition of Durango Paper Company. As of June 30, 2003, interest in the amount of US$5.9 million is in default. We are currently engaged in arbitration with HG Estate, LLC challenging the validity of this note.

     A promissory note issued on May 28, 2002 to HG Estate, LLC in exchange for a subordinated promissory note issued by Durango Paper Company in connection with our acquisition of Durango Paper Company. As of June 30, 2003, the total amount of principal and interest in default is US$6.9 million. We are currently engaged in arbitration with HG Estate, LLC challenging the validity of this note.

     A promissory note issued on May 28, 2002 to HG Estate, LLC in exchange for a subordinated promissory note issued by Durango Paper Company in connection with our acquisition of Durango Paper Company. As of June 30, 2003, the total amount of principal and interest in default is US$14.5 million. We are currently engaged in arbitration with HG Estate, LLC challenging the validity of this note.

     A promissory note issued on July 22, 2002 to Banamex by our Company (f/k/a Grupo Industrial Durango, S.A. de C.V.). As of June 30, 2003, the total amount of principal and interest in default is US$5.9 million.

     A bank loan made under a credit agreement dated May 25, 2001 between our Company (f/k/a Grupo Industrial Durango, S.A. de C.V.) and Banamex. As of June 30, 2003, the total amount of principal and interest in default is US$21.4 million.

     A bank loan made under a trade finance facility agreement, dated December 17, 1997, between our Company (f/k/a Grupo Industrial Durango, S.A. de C.V.) and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank). As of June 30, 2003, the total amount of principal and interest in default is US$10.7 million.

     A bank loan made under a business loan agreement, dated January 4, 2001, between our Company (f/k/a Grupo Industrial Durango, S.A. de C.V.) and California Commerce Bank. As of June 30, 2003, the total amount of principal and interest in default is US$3.0 million.

     A bank loan made under a business loan agreement, dated May 18, 2001, between our Company (f/k/a Grupo Industrial Durango, S.A. de C.V.) and California Commerce Bank. As of June 30, 2003, the total amount of principal and interest in default is US$12.6 million.

     A guaranty of a bank loan made to our former subsidiary, Durango Georgia Receivables Company. As of June 30, 2003, the total amount of principal and interest in default is U.S. $18.0 million.

     A bank loan made under a credit agreement, dated May 22, 2002, between our subsidiary, Durango McKinley Paper Company and the Bank of Albuquerque and guaranteed by our subsidiary Durango International, Inc. As of June 30, 2003, principal in the amount of US$22 million is in default.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     Evaluation of Disclosure Controls and Procedures

     An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15 (c) and 15d-15(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of a date which was within 90 days of this annual report (the “Evaluation Date”), was carried out by the Company under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

     Change in Internal Controls

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken, including corrective actions with regard to significant deficiencies and material weakness.

Item 16. [Reserved].

     Not applicable.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See pages F-1 to F-75, incorporated herein by reference.

Item 19. Exhibits.

Documents filed as exhibits to this annual report:

1.1	Bylaws of the Company., as amended (English translation) (incorporated by reference to Exhibit 1.1 to the Company’s annual report on Form 20-F filed on June 12, 2002)

2.1	Indenture, dated as of July 25, 1996, between the Company, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the 2003 notes (incorporated by reference to Exhibit 4.2 to the Company’s registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)

2.2	Form of Indenture between CODUSA, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the 2006 notes (incorporated by reference from Registration Statement No. 333-13082 on Form F-1 filed on January 19, 2001)

2.3	First Supplemental Indenture, dated as of October 8, 2001, among CODUSA, GIDUSA, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the assumption by the Company of CODUSA’s obligations under the 2006 notes and the indenture for the 2006 notes (incorporated by reference to Exhibit 2.3 to the Company’s annual report on Form 20-F filed on June 12, 2002)

2.4	Second Supplemental Indenture, dated as of June 24, 2002 among the Company, certain of the Company’s subsidiaries, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank, relating to the guarantee by certain of our subsidiaries of the 2006 notes

2.5	Form of Indenture between CODUSA, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the 2008 notes (incorporated by reference to Exhibit 4.1 to the Company’s registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)

2.6	First Supplemental Indenture, dated as of October 8, 2001, among CODUSA, GIDUSA, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the assumption by the Company of CODUSA’s obligations under the 2008 notes and the indenture for the 2008 notes (incorporated by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F filed on June 12, 2002)

2.7	Second Supplemental Indenture, dated as of June 24, 2002 among the Company, certain of the Company’s subsidiaries, Wells Fargo Bank Minnesota, National Association and JP Morgan Chase Bank, relating to the guarantee by certain of our subsidiaries of the 2008 notes

2.8	Form of Indenture between the Company, Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank, relating to the 2009 notes

2.9	First Supplemental Indenture, dated as of June 24, 2002, relating to the guarantee by certain of our subsidiaries of the 2009 notes

2.10	Form of Amended and Restated Pledge Agreement between the Company and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the pledge of 2006 intercompany note issued by GIDUSA TO CODUSA (incorporated by reference to Exhibit 4.4 to the Company’s registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)

2.11	Form of Amended and Restated Unsubordinated Promissory Note issued by GIDUSA to CODUSA (incorporated by reference to Exhibit 4.5 to the Company’s registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)

2.12	Form of Pledge Agreement between the Company and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the pledge of the 2008 intercompany note issued by GIDUSA to CODUSA (incorporated by reference to Exhibit 4.6 to the Company’s registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)

2.13	Form of Unsubordinated Promissory Note issued by GIDUSA to CODUSA (incorporated by reference to Exhibit 4.8 to the Company’s registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)

2.14	Form of Deposit Agreement among the Company, The Bank of New York and owners and beneficial owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts (incorporated by reference to Exhibit 4.3 to the Company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.15	Trust Agreement, dated November 24, 1989, between Nacional Financiera, S.N.C., as grantor, and Nacional Financiera, S.N.C., Trust Department, as CPO trustee, together with an English translation (incorporated by reference to Exhibit 4.4 to the Company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.16	Public Deed with respect to the CPOs, together with an English translation (incorporated by reference to Exhibit 4.5 to the Company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.17	Instrumental of Resignation, Appointment and Acceptance, dated as of February 5, 2003, among the Company Wells Fargo Bank Minnesota, National Association and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the replacement of the trustee for the Company’s 2003, 2006, 2008 and 2009 notes

2.18	Forbearance Agreement, dated as of April 7, 2003, by and among the Company, certain holders of the Company’s notes and Bingham McCutchen, LLP, as initial paying agent

4.1	Securities Purchase Agreement, dated as of October 7, 2002, between the Company and Operadora Omega Internacional, S.A. de C.V., relating to the sale of 100% of the total issued and outstanding capital stock and certain promissory notes of Durango Paper Company

4.2	Asset Purchase Agreement, dated as of February 3, 2003, among the Company, Empaques de Cartón Titán, S.A. de C.V. and Empaques Moldeados de América Tecnologías, S.R.L. de C.V., relating to the sale of assets of the Company’s molded pulp division

4.3	Amendment No. 1, dated February 28, 2003, to the Asset Purchase Agreement, dated as of February 3, 2003, among the Company, Empaques de Cartón Titán, S.A. de C.V. and Empaques Moldeados de América Tecnologías, S.R.L. de C.V., relating to the sale of assets of the Company’s molded pulp division

4.4	Purchase Agreement, dated as of July 31, 2000, between Celulosa Avicola de Tepatitlan, S.A. de C.V. and Envases y Empaques de México, S.A. de C.V., relating to the purchase of mill in Jalisco, Mexico (English translation) (incorporated by reference to Exhibit 10.4 to the Company’s registration statement No. 333-64506 on Form F-4 filed on July 30, 2001)

4.5	Merger Agreement, dated October 8, 2001, between Corporación Durango, S.A. de C.V. and Grupo Industrial Durango, S.A. de C.V. (English translation) (incorporated by reference to Exhibit 4.4 to the Company’s annual report on Form 20-F filed on June 12, 2002)

8	List of Subsidiaries

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORACIÓN DURANGO, S.A. DE C.V.

By:	/s/ Gabriel Villegas

Name: Gabriel Villegas
Title: Secretary

Date: June 30, 2003

Certification of the Principal Executive Officer
Pursuant to 15 U.S.C. 78m(a) or 78o(d)
(Section 302 of the Sarbanes-Oxley Act of 2002)

I, Miguel Rincón, the Chairman and Chief Executive Officer of Corporación Durango, S.A. de C.V. (the “Company”), certify that:

(1)	I have reviewed this annual report on Form 20-F of the Company;

(2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

(4)	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5)	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

(6)	The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Miguel Rincón

Miguel Rincón
Corporación Durango, S.A. de C.V.
Chairman and Chief Executive Officer
June 30, 2003

Certification of the Principal Financial Officer
Pursuant to 15 U.S.C. 78m(a) or 78o(d)
(Section 302 of the Sarbanes-Oxley Act of 2002)

I, Mayela Rincón de Velasco, the Vice President and Chief Financial Officer of Corporación Durango, S.A. de C.V. (the “Company”), certify that:

(1)	I have reviewed this annual report on Form 20-F of the Company;

(2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

(4)	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5)	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

(6)	The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Mayela Rincón de Velasco

Mayela Rincón de Velasco
Corporación Durango, S.A. de C.V.
Vice President and Chief Financial Officer
June 30, 2003

Certification of the Principal Executive Officer
Pursuant to 18 U.S.C. 1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

I, Miguel Rincón, the Chairman and Chief Executive Officer of Corporación Durango, S.A. de C.V. (the “Company”) certify that to the best of my knowledge, based upon a review of the Annual Report on Form 20-F for the period ended December 31, 2002 of the Company (the “Report”):

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Miguel Rincón

Miguel Rincón
Corporación Durango, S.A. de C.V.
Chairman and Chief Executive Officer
June 30, 2003

Certification of the Principal Financial Officer
Pursuant to 18 U.S.C. 1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

I, Mayela Rincón de Velasco, the Vice President and Chief Financial Officer of Corporación Durango, S.A. de C.V. (the “Company”) certify that to the best of my knowledge, based upon a review of the Annual Report on Form 20-F for the period ended December 31, 2002 of the Company (the “Report”):

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mayela Rincón de Velasco

Mayela Rincón de Velasco
Corporación Durango, S.A. de C.V.
Vice President and Chief Financial Officer
June 30, 2003

INDEX TO FINANCIAL STATEMENTS
CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     As of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002

Page

Report of independent accountants	F2 to F-4
Consolidated balance sheets as of December 31, 2001 and 2002	F-5
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F-6
Consolidated statements of changes in shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002	F-7
Consolidated statements of changes in financial position for the years ended December 31, 2000, 2001 and 2002	F-8
Notes to consolidated financial statements	F-9 to F-75

COMPAÑIA PAPELERA DE ATENQUIQUE, S.A. DE C.V. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     As of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002

Report of independent accountants
Consolidated balance sheets as of December 31, 2001 and 2002
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002
Consolidated statements of changes in shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002
Consolidated statements of changes in financial position for the years ended December 31, 2000, 2001 and 2002
Notes to consolidated financial statements

INDUSTRIAS CENTAURO, S.A. DE C.V.

INDEX TO FINANCIAL STATEMENTS

     As of December 31, 2001 and 2002 and for the years ended December 31, 2000,

Report of independent accountants
Consolidated balance sheets as of December 31, 2001 and 2002
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002
Consolidated statements of changes in shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002
Consolidated statements of changes in financial position for the years ended December 31, 2000, 2001 and 2002
Notes to consolidated financial statements

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico, D. F., April 25, 2003

To the Board of Directors and Shareholders of Corporación Durango, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Corporación Durango, S.A. de C.V. and subsidiaries (formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries), as of December 31, 2001 and 2002 and the related consolidated statements of income, of changes in shareholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2002, which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporación Durango, S. A. de C. V. and subsidiaries (formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries), as of December 31, 2001 and 2002 and the consolidated results of their operations, the changes in their shareholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

1.	The accompanying financial statements have been prepared considering the Company as a going concern, which assumes that assets will be realized and liabilities will be settled with in the normal course of business operations. As mentioned in Note 10, the Company has significant bank loans and bondholder debt, which requires, aside from compliance with a number of financial ratios, compliance with prompt payment upon maturity of principal and interest. As a result of both internal and external market and economic factors, in the last quarter of fiscal year 2002, the Company experienced a significant reduction in cash flow, which resulted in the inability to pay principal and interest in the case of certain obligations that matured in November and December 2002. As a result of these factors, the Company reclassified several bank loans as short-term debt as the Company was in default with its bank creditors and bondholders. The Company’s current financial situation raises substantial doubt about its ability to continue as a going concern.

As a consequence, the Company shows negative working capital at December 31, 2002, amounting to $5,932,855 thousand, and a net loss of $3,545,923 thousand in the period ended December 31, 2002. Due to the above-mentioned financial and operating deterioration, the Company’s ability to continue operating as a going concern will depend on management’s ability to generate profits, obtain waivers from its creditors and/or renegotiate the bank and bond debts or obtain new financing. The accompanying financial statements include no adjustment pertaining to the recoverability and classification of the amounts recorded as assets and the amounts and classification of the liabilities that may become necessary in the event that the Company is unable to continue in operation as a going concern.

2.	As mentioned in Note 1 iii, the Company’s Management sold the shares of Durango Paper Co. to Operadora Omega, S.A de C.V. (related party) in October 2002, with the effects mentioned in that Note.

3.	As mentioned in Note 1 to the financial statements, at the General Extraordinary Shareholders’ Meeting held on October 8, 2001, the shareholders approved the merger of Corporación Durango, S.A. de C.V. (“CODUSA”) into its subsidiary Grupo Industrial Durango, S.A. de C.V. (“GIDUSA”). The merger was effective for financial purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporación Durango, S.A de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of all of the outstanding shares in CODUSA for shares in GIDUSA, whose name was changed on the same date to Corporación Durango, S.A. de C.V.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United Sates of America would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity as of December 31, 2001 and 2002, to the extent summarized in Note 21 to the consolidated financial statement.

PricewaterhouseCoopers

Rafael Maya Urosa
Public Accountant

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002
(Notes 1, 2, 3 and 4)
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

	2001	2002

ASSETS
CURRENT ASSETS:
Cash and temporary investments	$508,894	$255,711
Accounts receivable, net (Note 6)	2,230,610	1,937,042
Taxes recoverable	29,688	38,797
Inventories, net (Note 7)	1,459,597	1,277,433
Prepaids	26,850	28,551

Total current assets	4,255,639	3,537,534
PROPERTY, PLANT AND EQUIPMENT, net (Note 8)	16,488,984	13,063,711
OTHER ASSETS (Note 9)	532,908	711,429

Total assets	$21,277,531	$17,312,674

LIABILITIES
CURRENT LIABILITIES:
Bank loans (Note 10)	$317,775	$7,292,875
Interest payable	302,083	453,057
Current portion of long-term debt (Note 10)	299,621	283,471
Trade accounts payable	1,218,333	899,471
Notes payable	36,739	49,624
Accrued liabilities and other payables	468,876	489,551
Employee profit sharing	9,020	2,340

Total current liabilities	2,652,447	9,470,389

LONG TERM LIABILITIES:
Long-term debt (Note 10)	7,243,673	1,083,372
Notes payable	86,363	136,932
Derivative instruments (Note 11b)	72,157	—
Deferred tax (Note 15)	3,090,368	2,009,274
Other liabilities	16,199	—
Pension plans and seniority premiums (Note 12)	239,654	182,409

Total long-term liabilities	10,748,414	3,411,987

Total liabilities	13,400,861	12,882,376

Contingencies and commitments (Note 13)	—	—

SHAREHOLDERS’ EQUITY
CONTRIBUTED CAPITAL
Capital stock (Note 14)
Nominal	1,412,214	1,412,214
Restatement	3,260,252	3,260,252

	4,672,466	4,672,466

Additional paid-in capital	1,271,766	1,222,835

Retained earnings (Note 14)	9,494,771	5,948,848

Deficit from restatement	(4,485,883)	(4,384,180)

Adjustment for additional pension liability related to seniority premiums	(140,858)	(140,858)

Deferred income tax (Note 3n)	(2,963,255)	(2,963,255)

Cumulative translation adjustment of foreign subsidiaries	(14,191)	6,024

Total majority interest	7,834,816	4,361,880
Total minority interest	41,854	68,418

Total shareholders’ equity	7,876,670	4,430,298

Total liabilities and shareholders’ equity	$21,277,531	$17,312,674

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2, 3 and 4)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	2000	2001	2002

NET SALES	$12,921,871	$10,532,395	$8,498,205
COSTS OF SALES	10,652,130	8,770,658	7,242,966

Gross profit	2,269,741	1,761,737	1,255,239
Selling, general and administrative expenses	803,267	728,132	611,262

OPERATING INCOME	1,466,474	1,033,605	643,977

Other expense, net	(16,386)	(40,309)	(46,506)

FINANCING COST (INCOME):
Interest expense	1,091,732	1,077,654	1,088,703
Interest income	(123,629)	(66,897)	(39,165)
Foreign exchange loss (gain), net	101,628	(313,372)	1,049,835
Gain from monetary position	(600,596)	(310,005)	(415,172)

	469,135	387,380	1,684,201

Amortization of negative goodwill (Note 4)	1,513,928	495,297	—

Special items (Note 17)	—	—	(1,451,431)

Income (loss) before provisions for income and asset taxes, Employee Profit sharing, deferred income tax, extraordinary items, impairment loss and minority interests	2,494,881	1,101,213	(2,538,161)

Current income and asset taxes (Note 15)	(289,875)	(235,819)	(114,382)
Employee profit sharing	(7,596)	(4,720)	(1,041)
Deferred income tax (loss) benefit (Note 15)	(387,519)	267,291	667,294

	(684,990)	26,752	551,871
Income (loss) before extraordinary items, impairment loss and minority interest	1,809,891	1,127,965	(1,986,290)
Impairment loss (Note 8)	—	—	(1,556,511)
Extraordinary items (Note 18)	—	(298,638)	—

Net income (loss) before minority interest	1,809,891	829,327	(3,542,801)
Minority interest	175,318	4,029	3,122

Net income (loss)	$1,634,573	$825,298	$(3,545,923)

Basic and diluted income (loss) per share	$17.38	$8.77	$(38.20)

Weighted average shares outstanding (000’s)	94,072	94,072	92,828

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2, 3 and 4)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

				Retained earnings (Note 15):
	Capital stock
			Additional
			Paid in	Legal	Prior	Current	Deficit from
	Nominal	Restatement	capital	reserve	year	year	restatement

Combined balances as of January 1, 2000	$527,040	$2,048,881	$803,093	$113,972	$5,183,455	$1,073,662	($2,113,279)
Paid in capital	1,844,847	312,504
Appropriation of 1999 net income					372,925	(372,925)
Loss on operations on own shares			(49,087)
Comprehensive income						1,634,573	(524,999)
Cancellation of GIDUSA shareholders’ equity	(470,071)	(1,941,498)	(803,092)	(103,896)	(2,383,420)	(700,737)	2,668,444

Consolidated balances as of December 31, 2000	1,901,816	419,887	(49,086)	10,076	3,172,960	1,634,573	30,166
Appropriation of 2000 net income					420,791	(420,791)
Effects of merger	(489,602)	2,840,365	1,320,852	179,249	4,886,397	(1,213,782)	(3,545,359)
Comprehensive loss						825,298	(970,690)

Consolidated balances as of December 31, 2001	1,412,214	3,260,252	1,271,766	189,325	8,480,148	825,298	(4,485,883)
Appropriation of 2001 net income				40,424	784,874	(825,298)
Swaps cancellation			(48,931)
Comprehensive loss						(3,545,923)	101,703

Consolidated balances as of December 31, 2002	$1,412,214	$3,260,252	$1,222,835	$229,749	$9,265,022	($3,545,923)	($4,384,180)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Adjustment		Cumulative
	for additional		translation
	pension liability		adjustment	Total		Total
	related to senio-	Deferred	of foreign	Majority	Minority	shareholders'
	irity premiums	income tax	subsidiaries	interest	interest	equity

Combined balances as of January 1, 2000	$—	$—	$3,118	$7,639,942	$2,614,927	$10,254,869
Paid in capital				2,157,351		2,157,351
Appropriation of 1999 net income				—		—
Loss on operations on own shares				(49,087)	(34,095)	(83,182)
Comprehensive income	(12,658)	(492,463)	11,179	615,632	1,535,768	2,151,400
Cancellation of GIDUSA shareholders’ equity			2,491	(3,731,779)	(2,552,770)	(6,284,549)

Consolidated balances as of December 31, 2000	(12,658)	(492,463)	16,788	6,632,059	1,563,830	8,195,889
Appropriation of 2000 net income
Effects of merger		(2,470,792)	(11,118)	1,496,210	(1,526,004)	(29,794)
Comprehensive loss	(128,200)		(19,861)	(293,453)	4,028	(289,425)

Consolidated balances as of December 31, 2001	(140,858)	(2,963,255)	(14,191)	7,834,816	41,854	7,876,670
Appropriation of 2001 net income				—		—
Swaps cancellation				(48,931)		(48,931)
Comprehensive loss			20,215	(3,424,005)	26,564	(3,397,441)

Consolidated balances as of December 31, 2002	($140,858)	($2,963,255)	$6,024	$4,361,880	$68,418	$4,430,298

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2, 3 and 4)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	2000	2001	2002

OPERATING ACTIVITIES:
Net income (loss) before minority interest	$1,809,891	$829,327	$(3,542,801)
Items recognized in net income not (generating) requiring the use of resources:
Depreciation and amortization	564,683	492,288	475,429
Amortization of negative goodwill	(1,513,928)	(495,297)	—
Deferred income tax	387,519	(267,291)	(667,294)
Special items (Note 17)	—	—	1,451,431
Impairment loss (Note 8)	—	—	1,556,511
Other	97,548	78,376	137,869

	1,345,713	637,403	(588,855)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	173,854	62,253	(40,220)
(Increase) decrease in inventories	(67,274)	965,540	(372,889)
Increase in other assets	(13,116)	(62,858)	(5,890)
Increase (decrease) in other accounts payable and accrued expenses	(82,369)	(696,186)	870,233

Resources generated by (used in) operating activities	1,356,808	906,152	(137,621)

FINANCING ACTIVITIES:
Bank loans	(130,094)	2,571,709	3,157,591
Payment of bank loans	(145,029)	(3,107,122)	(2,358,942)
Long-term debt, net	(10,841)	(115,067)	(62,912)
Paid in capital	2,160,999	—	—

Resources generated by (used in) financing activities	1,875,035	(650,480)	735,737

INVESTING ACTIVITIES:
Additions to property, plant and equipment, net	(1,092,054)	(345,591)	(305,255)
Increase (decrease) in minority interest	—	(6,656)	23,430
Investment in subsidiaries	(2,160,999)	—	(204,770)
Other assets	(105,248)	(205,717)	(364,704)

Resources used in investing activities	(3,358,301)	(557,964)	(851,299)

Decrease in cash and temporary investments	(126,458)	(302,292)	(253,183)
CASH AND TEMPORARY INVESTMENTS AT THE BEGINNING OF THE YEAR	937,644	811,186	508,894

CASH AND TEMPORARY INVESTMENTS AT THE END OF THE YEAR	$811,186	$508,894	$255,711

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 1 — ENTITY AND NATURE OF BUSINESS:

i.	Entity

The consolidated financial statements as of December 31, 2002 referred to herein reflect the accounts of Corporación Durango, S.A. de C.V. (“CODUSA”) and its subsidiaries, which arose from the merger of Grupo Industrial Durango, S.A. de C.V. (“GIDUSA”) and its subsidiaries and Corporación Durango, S.A. de C.V. and its subsidiaries (collectively, the “Company”). The Company is primarily engaged in the manufacturing and selling of packaging (corrugated container, molded pulp, and multi-wall sacks and bags), paper (kraft and semikraft paper and paper to be used in the manufacturing of newspaper, books and magazines) and other business products (plywood, particleboard and lumber) in Mexico and in the United States of America (“U.S.”).

The following transactions have occurred over the last three years:

a.	In March 2000, CODUSA acquired 46,892,700 Series “A” shares of GIDUSA in different transactions over the Bolsa Mexicana de Valores (Mexican Stock Exchange), at prices ranging between $63.83 and $66.21 Mexican Pesos per share.

b.	As a result of the acquisition of Series “A” shares mentioned above, CODUSA and its affiliated companies held approximately 87% of Series “A” shares of GIDUSA, with the remaining shares available in the public market. As of December 31, 2000, the Rincón family held 59% and 100% of the outstanding shares of GIDUSA and CODUSA, respectively.

c.	At the General Extraordinary Shareholders Meeting held on October 8, 2001, the shareholders of CODUSA approved the merger of CODUSA into its subsidiary, GIDUSA. The merger was effective for financial purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporación Durango, S.A. de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of shares in CODUSA for shares in GIDUSA. As a result of the merger, the Company recorded a net decrease in shareholders’ equity of $49,089 and issued 72,257,378 common nominative shares without par value. As of December 31, 2001 the total number of shares outstanding was 94,072,122. In May 2002, the Company repurchased 2,240,000 shares as treasury shares.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

d.	As a result of this merger, the financial statements for the years ended December 31, 2000, 2001 and 2002 are presented on a consolidated basis. The minority interest in CODUSA’s consolidated financial statements prior to the merger reflected the shareholding in GIDUSA not owned by CODUSA. This minority interest was eliminated upon the merger.

ii.	Current status of the Company

In order to expand its production plant and continue to consolidate as a leader in the paper industry throughout Mexico and Latin America, the company and its subsidiaries have contracted significant financing from banks in Mexico and abroad, mainly in the U.S. Additionally, on different dates it placed certain debt bonds on the New York securities market. Both types of financing were realized in U.S. dollars. However, in 2002, the Company and its subsidiaries were severely affected by a combination of economic factors, such as the slowdown of the U.S. and the international economies, a significant drop in the world price of paper, a drastic reduction in the demand for manufactured products requiring the goods supplied by the Company, an increase in the cost of raw materials, electric power, gas and labor, and the entry of imported products into the Mexican market.

The above-mentioned negative economic events led to a significant reduction in the generation of cash flow for the Company and its subsidiaries during the last quarter of fiscal year 2002, and the Company was unable to cover the payment of interest and capital on certain debts maturing in November and December 2002, which meant that it was unable to comply with certain obligations imposed by the banks and bondholders in order to maintain the maturity terms of the capital. Said loans and debt bonds have been classified as short term (see Note 10 e), resulting in negative working capital and serious doubts as to the ability of the Company to continue in operation as a going concern.

As a result of the foregoing, the Company began a financial restructuring process in November 2002, by holding discussions with the banks and bondholders in an effort to agree on a debt refinancing plan and the sale of non-strategic assets.

In April 2003, the Company signed a “Forbearance Agreement”; most of the creditors have agreed to continue productive financial discussions regarding the terms of the recapitalization of the Company.

The Company’s expectation is that its financial structure will be enforced after the restructuring plan.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

iii.	Sale of Durango Paper Company

In August 2002, Durango Paper Company (“DPC”) had a boiler explosion at one of its plants located in Georgia, which made it necessary to suspend operations and gave rise to significant losses. Additionally, at the date of the accident, the Company did not have insurance coverage for such an event. As such, the Company was exposed to the entire loss relating to the incident.

In October 2002, the Company sold its investment in Durango Paper Co. to Operadora Omega Internacional, S.A. de C.V. (related company).

The sale was made for an aggregate amount of $1,016 (US$100,000), allocated US$50,000 for the purchase of the capital stock and US$50,000 for the purchase of certain promissory notes due to the Company. This sale gave rise to an aggregate loss of $1,451,431, which was considered as a special item in the statement of income (see Note 17).

NOTE 2 — BASIS OF PRESENTATION:

a.	Monetary unit

Amounts in the consolidated financial statements and footnotes thereto are stated in thousands of Mexican Pesos (except for shares and per share amounts), as are the records of the Company, in conformity with corresponding laws. In these financial statements, references to “$” are to Mexican Pesos and references to “US$” are to U.S. Dollars.

b.	Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). Additionally, Bulletin A-8, “Supplementary Application of International Accounting Standards” states that where Mexican GAAP does not provide guidance, International Accounting Standards must be applied. A reconciliation from Mexican GAAP to Generally Accepted Accounting Principles in the United States of America. (“U.S. GAAP”) is included in Note 21.

c.	Basis of consolidation

All significant inter-company accounts and transactions have been eliminated in consolidation.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

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

The reportable segments and principal subsidiaries within those segments, along with their main activities are the following:

Packaging

Manufacturing and selling of corrugated containers, molded pulp and multi-wall sacks and bags.

Empaques de Cartón Titán, S.A. de C.V. and subsidiaries (see Note 20)
Durango McKinley Paper Company

Paper

Manufacturing and selling of kraft and semikraft paper made with virgin pulp and/or recycled paper.

Compañía Papelera de Atenquique, S.A. de C.V. and subsidiaries (formerly Compañía Industrial de Atenquique, S.A. de C.V. and subsidiaries)
Industrias Centauro, S.A. de C.V.
Grupo Pipsamex, S.A. de C.V. and subsidiaries
Durango McKinley Paper Company
Durango International, Inc.

Other businesses

Manufacturing and selling of plywood and particleboard.

Ponderosa Industrial de México, S.A. de C.V.

NOTE 3 — ACCOUNTING POLICIES:

A summary of the Company’s significant accounting polices is as follows:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

a.	Use of estimates

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

The Company’s consolidated financial statements have been prepared in accordance with Bulletin B-10, “Effects of Inflation on Financial Information”, and its amendments. Bulletin B-10 requires restatement of all financial statement items to Mexican Pesos of the most current purchasing power.

For comparative purposes, the consolidated financial statements presented herein have been restated to Mexican Pesos as of December 31, 2002, as follows:

1.	The financial statements as of December 31, 2001 and for the years ended December 31, 2000 and 2001 of Mexican holding companies and subsidiaries have been restated to Mexican Pesos as of December 31, 2002 by applying to the year-end balances of constant Mexican Pesos as of December 31, 2001 an inflation factor of 1.057. The inflation factor is derived from the National Consumer Price Index (“NCPI”), published by Banco de México (the Central Bank of México).

2.	The financial statements as of December 31, 2001 and for the years ended December 31, 2000 and 2001 of foreign subsidiaries have been restated to Mexican Pesos as of December 31, 2002, by applying to the year-end foreign currency balances the General Consumer Price Index (“GCPI”) of the foreign country in which the subsidiary operates and then applying the exchange rate as of December 31, 2002.

Statement of changes in financial position:

Bulletin B-12, “Statement of Changes in Financial Position” (“Bulletin B-12”), addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican Pesos as of the latest balance sheet date. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balances of the balance sheets in constant Mexican Pesos, excluding the effect from holding non-monetary assets. Bulletin B-12 also requires that monetary position and foreign exchange gains (losses) be excluded

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

from non-cash items in the determination of resources provided by (used in) operating activities.

c.	Translation of foreign subsidiaries

The translation of foreign subsidiaries is in accordance with Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” (“Bulletin B-15”). In accordance with Bulletin B-15, the Company translates the financial statements of subsidiaries under the “foreign entity method” applying the following procedures:

•	Foreign subsidiaries apply the restatement provisions of Bulletin B-10 and its amendments using the GCPI, which reflects the changes in the purchasing power of the monetary unit of the country in which the subsidiary operates.

•	After the financial statements of the foreign subsidiary are restated to constant purchasing power, all assets and liabilities are translated to Mexican Pesos by applying the exchange rate in effect as of the balance sheet date. Income and expenses are translated using the exchange rate as of the balance sheet date for the reporting period.

•	The translation effects are recorded as part of shareholders’ equity in the cumulative translation adjustment of foreign subsidiaries.

d.	Temporary investments

Short-term investments consist of marketable securities with maturities of less than 3 months and are carried at market value. Unrealized gains (losses) are included in the income statement.

e.	Inventories

Inventories are valued at average cost, which does not exceed market value. The average cost approximates the last purchase price or production cost.

f.	Cost of sales

Cost of sales is determined on the estimated replacement value of the inventory as of the date on which sales were made.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

g.	Investment in affiliated companies

Investments in shares of affiliated companies in which the percentage of ownership is less than 10% are recorded at cost and restated in constant Mexican Pesos with December 31, 2002 purchasing power by applying factor derived from the NCPI.

h.	Property, plant and equipment

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

The integral cost of financing attributable to assets under construction is capitalized. Capitalized integral financing costs include interest costs, gain from monetary position and foreign exchange gains or losses and are determined by reference to the Company’s interest cost of outstanding borrowings directly attributable to the construction of assets. The integral cost capitalized in 2001 was $32,841; during 2002, the Company did not record any amount in relation to integral financing costs.

i.	Depreciation

Depreciation of property, plant and equipment is based upon the restated carrying value of the assets and calculated by the method of units produced, based on their useful lives and the estimated production capacity as shown below:

Years

Buildings	25-50
Machinery and equipment	23-40
Office equipment	5-10
Transportation equipment	1-5
Computer equipment	1-3

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

j.	Debt issuance cost

During 2002, the Company capitalized debt issuance cost amounting to $215,888 ($251,503 during 2001). Debt issuance cost is amortized over the outstanding term of the debt on a straight-line basis, which does not materially differ from the interest method. In 2002, the Company amortized $121,293 ($58,111 in 2001) in relation to debt issuance costs.

For the year ended December 31, 2001, the Company wrote off debt issuance costs related to the Yankee Bond issuance with maturities in 2001 and 2003 of $13,861 and $20,830, respectively. The outstanding amount of the 2001 Yankee Bonds and $1,235,747 (US$128.3 million) of the 2003 Yankee Bonds, were extinguished in 2001.

k.	Goodwill and negative goodwill

Acquired companies are recorded at their restated value; goodwill is the difference between the fair value of the net assets of the acquired company and the purchase price paid. If the purchase price paid exceeds the fair value of the net assets acquired, the excess is recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase price paid, the excess is recorded as negative goodwill. Both goodwill and negative goodwill are restated by applying factors derived from the NCPI and amortized under the straight-line method over a period not to exceed two years, which, in management’s opinion approximates the period in which the acquired subsidiaries are integrated into the Company (see Note 4).

l.	Pension plans, seniority premiums and indemnities

In accordance with Mexican Federal Labor Law, the Company’s Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, “Labor Obligations”, the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age.

The cost of the employee retirement plans (pensions and seniority premiums), both formal and informal, is recognized as expense in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

In accordance with Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, are charged to income in the year in which they become payable.

A defined contribution pension plan has been established for the U.S. subsidiaries covering all employees who meet certain eligibility requirements. The benefits of this plan are based mainly on the employee’s years of service and compensation.

m.	Payments for retirements and terminations

Payments for retirements and terminations are charged to income in the period in which they occur.

n.	Derivative financial instruments

Effective on January 1, 2001, the Company adopted the guidelines of amended Bulletin C-2, “Financial Instruments” (“Bulletin C-2”), which gives new guidelines for the recognition and disclosure of derivative financial instruments. Bulletin C-2 requires, for instruments not designated as a hedge, the recognition of asset or liability derived from the difference between acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income. Upon adoption, the most significant effect of this new accounting bulletin was for the accounting of equity swap share (“Equity Swap”) transactions, which the Company undertakes with respect to its own American Depositary Receipts as further discussed below.

Derivative financial instruments are used by the Company primarily to manage its (i) interest rate risk and (ii) foreign exchange rate risk. Interest rate swaps are employed to achieve the Company’s interest rate objectives.

The interest differential to be paid or received under the related interest rate swap agreements is recognized over the life of the related contract and is included in interest expense or income. At December 2001 and 2002, the Company had no open contracts.

Additionally, the Company entered into several Equity Swap transactions with respect to its own American Depositary Receipts. The difference between the fair value and the acquisition cost of those shares (including purchase expenses and premiums or discounts) as well as financing cost was recorded directly to shareholders’ equity through December 31, 2000. As a result of the adoption of Bulletin C-2, during 2001, the Company recorded $21,305 in the statement of income.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The contract for these financial instruments matured in May 2002. As a result, The Company recognized a charge to income and equity for $8,204 and $78,758, respectively and a liability for $70,554 for the year ended December 31, 2002.

o.	Revenue recognition

Sales are recognized upon delivery of products and customer acceptance. Revenues are recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be measured reliably.

p.	Income tax and employee statutory profit sharing

The Company recognized deferred income tax through the comprehensive asset and liability method, which consists in determining said tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities at the date of the financial statements. Beginning on January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4, “Accounting Treatment of Income Tax”, Tax on Assets and Employee Statutory Profit Sharing”. The accrued effect of this accounting change, effective January 1, 2000, originated a net increase in the deferred tax liability in the amount of $492,463 and a reduction of shareholders’ equity of the same amount. Employee’s statutory profit sharing is determined at a 10% rate on the taxable income of the companies, adjusted according to the previous of the Mexican income tax law.

q.	Foreign currency transactions

Transactions denominated in foreign currency are recorded in Mexican Pesos at the exchange rate in effect at the date they are consummated. Assets and liabilities in foreign currency are translated into Mexican Pesos at the exchange rate in effect as of the balance sheet date. Exchange differences resulting from such translations are recognized in income for the year.

r.	Earnings per share

Earnings per share computations are based on the net income attributable to the majority interest divided by the weighted average number of shares outstanding. Due to the merger mentioned in Note 1, the computation for the two years ended December 31, 2001 was based on the number of shares outstanding after the merger. The number of shares outstanding as of December 31, 2000 and 2001 was 94,072,122.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Due to the repurchase of shares as treasury shares mentioned in Note 1, the computation for the year ended December 31, 2002 was based on the weighted average number of shares outstanding during fiscal year 2002. The number of shares outstanding as of December 31, 2002 was 92,828,029.

s.	Long-lived assets

The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long- lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

During 2002, the Company evaluated the value of its long-lived assets, which was determined with cash flow generated during the useful lives of the assets evaluated, which extends from 10 to 15 years after 2003. As a result, the Company recorded $1,556,511 as an impairment loss for fixed assets (see Note 8).

t.	Shareholders’ equity:

The capital stock, retained earnings, additional paid-in-capital and comprehensive income accounts include the effect from restatement, determined by applying the NCPI factor from the date when capital was contributed and from the year in which the results were determined. The restatements represent the amounts required to maintain the contributions and accumulated results in constant Mexican Pesos as of December 31, 2002.

u.	Segment reporting

In August 1997, the International Accounting Standards Committee issued revised IAS No. 14, “Segment Reporting” (“IAS 14”), which is applicable to Mexican companies under Bulletin A-8. IAS 14, is effective for years beginning after June 30, 1998. This standard requires companies to identify within the internal organizational structure and internal reporting system qualifying segments to be reported separately (see Note 16).

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

v.	Comprehensive income

As of January 1, 2001, Bulletin B-4, “Comprehensive Income”, entered into effect. This bulletin requires that the various components of shareholders’ equity resulting from non-owner transactions be shown in the statement of changes in shareholders’ equity under the item of comprehensive income. Therefore, in order for the various items within the statement of changes in shareholders’ equity to be comparable, said statement was adjusted for prior years.

NOTE 4 — ACQUISITIONS:

a.	In December 1999, the Company acquired Gilman Paper Company and affiliated companies, its converting plants and the assets of St. Mary’s Railroad LLC (now known as Durango Paper Company). The acquisition totaled $1,219.9 million (US$119.9 million) and the negative goodwill amounted to $1,617,130 (US$158.9 million). This acquisition was financed with bank loans for an amount of $864.8 million (US$85.0 million) and a note payable to the seller for $249.2 million (US$24.5 million) and $105.9 million (US$10.4 million) was paid in cash. The amortization of negative goodwill for the years ended December 31, 2000, 2001 and 2002 was $1,078,085, $449,203 and $nil, respectively. On August 1, 2000, the Company reached a favorable purchase price adjustment settlement with the seller for US$6 million ($59.5 million). The Company received US$3 million ($29.8million) in cash and a reduction to its note to the seller of US$3 million ($29.8 million).

b.	In March 2000, the Company acquired from the Rincón family its 59% ownership interest in GIDUSA resulting in negative goodwill in the amount of $325,189, which was amortized fully in 2000.

NOTE 5 — FOREIGN CURRENCY POSITION:

As of December 31, the Mexican Peso to the U.S. Dollar exchange rate was as follows:

2001	$9.1695
2002	$10.4393

As of December 31, 2001 and 2002 the Company had the following foreign currency monetary assets and liabilities:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Thousands of U.S. Dollars

	2001		2002

Assets	US$	90,007	US$	52,851

Current liabilities		168,683		796,841
Long-term liabilities		737,960		128,908

Liabilities		906,643		925,749

Net monetary position	US$	(816,636)	US$	(872,898)

The Company’s foreign currency transactions were as follows:

	Year ended December 31

	2000		2001		2002

	Thousands of U.S. Dollars

Sales	US$	558,867	US$	433,802	US$	302,174
Interest income		3,145		2,558		613
Purchase of fixed assets and inventories		(581,333)		(456,771)		(337,821)
Interest expense		(95,333)		(111,876)		(81,441)
Other		(11,753)		(17,831)		(20,978)

	US$	(126,407)	US$	(150,118)	US$	(137,453)

Additionally, as of December 31, 2001 and 2002, the Company had non-monetary assets of foreign origin, amounting to US$1,072 million and US$800 million, respectively.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 6 — ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	December 31,

	2001	2002

Trade	$2,207,881	$1,831,084
Other	166,445	238,016

	2,374,326	2,069,100
Less — Allowance for doubtful accounts	143,716	132,058

	$2,230,610	$1,937,042

NOTE 7 — INVENTORIES:

Inventories consist of the following:

	December 31,

	2001	2002

Finished products	$249,370	$320,574
Work-in-process	34,881	29,487
Raw materials	448,891	327,809
Direct material and spare parts	438,178	348,976
Molds and dies, net	69,135	70,866
Merchandise in transit	183,456	147,652
Advanced payment to suppliers	75,287	56,314
Other	7,576	16,648

	1,506,774	1,318,326
Less — Allowance for obsolescence	47,177	40,893

	$1,459,597	$1,277,433

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following:

	December 31,

	2001	2002

Land	$1,134,604	$1,095,484
Buildings	4,264,728	3,828,640
Machinery and equipment	24,102,080	19,588,078
Transportation equipment, data-processing equipment, furniture and other	1,906,989	1,790,855
Construction-in-progress	369,375	227,175

	31,777,776	26,530,232
Less – Accumulated depreciation	15,288,792	11,910,010

	16,488,984	14,620,222
Less – Impairment loss	—	1,556,511

	$16,488,984	$13,063,711

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $536,337, $459,374 and $460,862, respectively.

The Company tested certain long-lived assets for recoverability in 2002 in response to significant adverse changes in business climate occurring during the year (see Notes 1 ii and 3 s).

As of December 31, 2002, the Company recorded a $1,556,511 impairment loss for the fixed assets of a number of subsidiaries. The deferred income tax effect for this reserve resulted in a benefit of $498,084.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 9 — OTHER ASSETS:

Other assets consist of the following:

	December 31,

	2001	2002

Investment in shares of affiliated companies	$40,672	$43,235
Intangible pension assets – labor obligation Mexican subsidiaries	83,467	74,286
Debt issuance costs	286,136	383,445
Prepaid pension cost – foreign subsidiaries	34,005	—
Other	88,628	210,463

	$532,908	$711,429

Total amortization expense was $40,413, $91,025 and $135,860 for 2000, 2001 and 2002, respectively. Total amortization expense includes amortization of debt issuance cost totaling $26,214, $58,111 and $121,293 for 2000, 2001 and 2002, respectively.

NOTE 10 — DEBT:

a.	Short-term debt as of December 31, were comprised of:

	December 31,

	2001	2002

Euro Commercial Paper for US$5 million, maturing on February 12, 2003, bearing interest at 9.75% per annum.	—	$52,197
Senior Notes for US$250 million, with The Bank of New York acting as trustee, payable in a lump sum and maturing on August 1, 2003, bearing interest at a fixed rate 12.625% per annum, payable semiannually. As of December 31, 2002 the outstanding amount was US$18.2 million.	—	190,308

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

	2001	2002

Senior Notes for US$301.7 million, with Wells Fargo Bank Minnesota, N.A. acting as trustee, payable in a lump sum and maturing on August 1, 2006, bearing interest at a fixed rate of 13.125% per annum, payable semiannually (see point e). (1)	—	3,149,986
Euro Commercial Paper for US$5 million, maturing in May 2002, bearing interest at 8.9% per annum.	48,461	—
Senior Notes for US$10.4 million, with Wells Fargo Bank Minnesota, N.A. acting as trustee, payable in a lump sum and maturing on August 1, 2008, bearing interest at fixed rate of 13.5% per annum, payable semiannually (see point e) (1).	—	108,182
Senior Notes for US$175 million, with Wells Fargo Bank Minnesota acting as trustee, payable in a lump sum and maturing on July 15, 2009, bearing interest at a fixed rate of 13.75% per annum, payable semiannually (see point e) (1).	—	1,826,878
Bank loan for US$50 million with The Chase Manhattan Bank payable in five semiannual installments beginning on December 5, 2000, bearing interest at LIBOR plus 1.50% per annum, payable semiannually. Outstanding amount as of December 31, 2002 was US$10 million (1).	—	104,393
Bank loan for US$3.1 million with Mifel, payable in a lump sum and maturing on May 30, 2002, bearing interest at LIBOR plus 4.8926% per annum. Outstanding amount as of December 31, 2001 was US$0.8 million.	7,707	—

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

	2001	2002

Bank loan for US$94 million with Banamex payable in quarterly installments from March 2003 through June 2005, bearing interest at LIBOR plus 2.80% per annum Outstanding amount as of December 31, 2002 was US$75.3 million (see point e).	—	786,451
Bank loan for US$35 million with Bank of America payable in a lump sum and maturing on January 2004, bearing interest at LIBOR plus 3.0% per annum. Outstanding amount as of December 31, 2001 was US$17.4 million.	186,223	—
Bank loan for US$15 million with Bank of America payable in a lump sum and maturing in January 2004, bearing interest at LIBOR plus 3.5% per annum. Outstanding amount as of December 31, 2001 was US$6.2 million.	66,788	—
Subordinated promissory note for US$24.5 million to HG Estate maturing on December 17, 2004, bearing interest at 10% per annum, payable semiannually. Outstanding amount as of December 31, 2002 was US$30.2 million, which includes capitalized interest (see point e and Note 13 I.e.).	—	313,159
Notes payable for US$18.1 million to HG Estate maturing in April 2003 and December 2002, US$12.1 million bearing interest at 10.0% per annum and US$6.0 million bearing interest at 13% per annum (see Note 13 I.e.).	—	188,952
Bank loan for US$11.7 million with California Commerce Bank payable in a lump sum and maturing in January 2003 bearing interest at LIBOR plus 2.75% per annum.	—	121,931

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		December 31,

		2001	2002

	Bank loan for US$7.3 million with Banamex payable in a lump sum and maturing in June 2005, bearing interest at a fixed rate of 4.86% per annum. Outstanding amount as of December 31, 2002 was US$5.1 million (see point e).	—	53,240
	Bank loan for US$15 million with California Commerce Bank payable in a lump sum and maturing in May 2004, bearing interest at LIBOR plus 3.25% per annum. Outstanding amount as of December 31, 2002 was US$12.5 million (see point e).	—	130,492
	Bank loan for US$24 million with Bank of Albuquerque payable quarterly maturing on May 15, 2008, bearing interest at LIBOR plus 2.75% Outstanding amount as of December 31, 2002 was US$22 million (see point e).	—	229,664
	Bank loan for US$3 million with Bancomext S.N.C. payable in a lump sum and maturing in October 2003, bearing interest at LIBOR plus 3.53%.	—	31,318
	Other short-term debt	8,596	5,724

		$317,775	$7,292,875

b.	Long-term debt as of December 31, was comprised of:

	Senior Notes for US$250 million with JP Morgan Chase Bank acting as trustee, payable in a lump sum and maturing on August 1, 2003, bearing interest at a fixed rate of 12.625% per annum, payable semiannually. As of December 31, 2001 the outstanding amount was US$121.7 million During 2002, US$103.5 million was paid on these notes.	$1,179,633	$—

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

	2001	2002

Senior Notes for US$301.7 million, with JP Morgan Chase Bank acting as trustee, payable in a lump sum and maturing on August 1, 2006, bearing interest at a fixed rate of 13.125% per annum, payable semiannually (see point e).	2,924,541	—
Senior Notes for US$10.4 million, with JP Morgan Chase Bank acting as trustee, payable in a lump sum and maturing on August 1, 2008, bearing interest at fixed rate of 13.5% per annum, payable semiannually (see point e).	100,441	—
Bank loan for US$50 million with the Chase Manhattan Bank payable in five semiannual installments beginning on December 5, 2000, bearing interest at LIBOR plus 1.50% per annum, payable semiannually. Outstanding amount as of December 31, 2001 was US$20 million During 2002, US$10 million was paid on this loan (see point e).	193,843	—
Bank loan for US$11.7 million with California Commerce Bank payable in a lump sum and maturing in January 2003, bearing interest at LIBOR plus 2.75% per annum.	113,205	—
Financial lease agreement for the acquisition of machinery for US$3.1 million with Bank of America maturing on February 2005, bearing interest at LIBOR plus 3.5% per annum Outstanding amount as of December 31, 2002 was US$0.9 million. (2)	11,937	9,583
Financial lease agreement for the acquisition of machinery for US$29.3 million with BankAmerica maturing on February 2005 and August 2005, bearing interest at LIBOR plus 3.5% per annum. Outstanding amount as of December 31, 2002 was US$19.5 million. (2)	222,189	203,856

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

	2001	2002

Financial lease agreement for the acquisition of machinery for US$10.0 million with GE Capital Leasing maturing in October 2008 and April 2009, bearing interest at LIBOR plus 3.25% per annum. Outstanding amount as of December 31, 2002 was US$9.3 million (2).	67,048	97,184
Bank loan for $9.5 million Euros with Commerze Bank, maturing from January 2003 to January 2010, bearing interest at Eurolibor plus 1.15% per annum. Outstanding amount as of December 31, 2002 was US$11.2 million (2).	87,649	116,479
Bank loan for US$94 million with Banamex payable in quarterly installments from March 2003 through June 2005, bearing interest at LIBOR plus 2.80% per annum. Outstanding amount as of December 31, 2001 was US$94.0 million During 2002, US$18.7 was paid on this loan (see point e).	911,064	—
Bank loan for US$80 million with Bancomext, S.N.C. payable in 14 semiannual installments beginning July 2002, bearing interest at LIBOR plus 7.0% per annum, collaterized with machinery and equipment. Outstanding amount as of December 31, 2002 was US$74.3 million.	775,372	775,491
Bank loan for US$15 million with California Commerce Bank payable in a lump sum and maturing in May 2004, bearing interest LIBOR plus 3.25% per annum. Outstanding amount as of December 31, 2001 was US$15.0 million. During 2002, US$2.5 million was paid on the loan (see point e).	145,383	—

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

	2001	2002

Subordinated promissory note for US$24.5 million to HG Estate maturing on December 17, 2004, bearing interest at 10% per annum, payable semiannually. Outstanding amount as of December 31, 2001 was US$30.2 million (see point e and Note 13 I.e.).	322,551	—
Notes payable for US$18.1 million to HG Estate maturing in April 2003 and December 2002, US$12.1 million bearing interest at 10.0% per annum and US$6.0 million bearing interest at 12.5% per annum.	193,429	—
Bank loan for US$15.4 million, with Bancomext, S.N.C. payable in 14 semiannually installments maturating on September 2009, bearing interest at LIBOR plus 6.5% per annum. Outstanding amount as of December 31, 2002 was US$15.4 million	149,260	160,765
Other long-term debt	145,749	3,485

	7,543,294	1,366,843
Current portion of long-term debt	299,621	283,471

	$7,243,673	$1,083,372

(1)	Payments on the notes are guaranteed, jointly and severally on an unsecured basis by our subsidiaries, Empaques de Cartón Titán, S.A. de C.V., Compañia Papelera de Atenquique, S.A. de C.V., Ponderosa Industrial de Mexico, S.A. de C.V. and Industrias Centauro, S.A. de C.V.

(2)	The leased machinery has been pledged as collateral.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

c.	As of December 31, 2002, the maturities of the long-term debt were as follows:

Year ended
December 31	Amount

2004	$232,118
2005	216,247
2006	174,968
2007	174,364
2008 and thereafter	285,675

$1,083,372

The Company had Euro Commercial Paper Program of US$100 million, of which, as of December 31, 2001, US$5 million had been utilized. As of December 31, 2002 this amount had been fully paid.

d.	The following is an analysis of the capital leases:

	As of December 31,

	2001	2002

Machinery and equipment	$404,503	$406,279
Less: Accumulated depreciation	(24,522)	(34,936)

	$379,981	$371,343

As of December 31, 2002, the future minimum lease payments and the present value of the future minimum lease payments were as follows:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Year ended
December 31	Amount

2003	$130,467
2004	76,221
2005	60,004
2006	16,561
20027	16,561
2008 and thereafter	21,954

321,768
Less — interest	11,145

Present value of minimum lease payments	$310,623

e.	Short-term debt reclassification

The Senior Notes and bank loans contain covenants, obligations and restrictions with which the Company and/or its subsidiaries must comply, mainly in respect of contracting other credit lines, payment of dividends and decrease in capital stock, restrictions in transactions with related parties and the maintenance of certain financial ratios, as well as compliance with prompt payment of interest and principal upon each maturity. During November and December 2002, the Company failed to comply with the payment of interest and principal maturing on certain bank loans. As a result, the Company was in default with respect to such obligations. According to the terms of certain of the Company’s debt instruments, the banks and bondholders may demand in advance, the immediate payment of principal and interest outstanding on the loans and bonds in default. Therefore, according to Bulletin C-9, the principal amount of these loans and bonds have been classified as short-term debt.

NOTE 11 — FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL TRANSACTIONS:

a.	The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

As of December 31, 2001 and 2002, the carrying amount of cash and temporary investments, accounts receivable, trade accounts payable and accrued liabilities and other accounts payable approximate their fair value because of their short maturity. The net carrying value of accounts receivable represents the cash flow expected to be received by the Company.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

As of December 31, 2001 and 2002, the carrying amount of short-term debt approximates its fair value due to the variable rate used in such instruments and its short-term maturity.

As of December 31, the estimated fair values of the Company’s long-term debt, including senior notes, are as follows:

	2001		2002

	Carrying		Carrying
	amount	Fair value	amount	Fair value

Notes classified as a short-term (1)	$4,204,615	$3,923,957	$5,275,354	$1,604,606

Variable debt:
Libor plus 1.5%	193,843	193,843	—	—
Libor plus 7.0% notes (2)	775,372	887,724	775,491	—
Financial lease agreements bearing interest LIBOR plus 2.5% and 3.5% (2)	301,174	301,174	310,623	—
Libor plus 6.0% notes (2)	149,260	149,260	160,765	—
Libor plus 3.0% and 3.5%	145,383	145,383	—	—
Libor plus 2.8% notes	911,064	911,064	—	—
Libor plus 2.75% notes	113,205	113,205	—	—
Eurolibor plus 1.15% notes	87,649	87,649	—	—
Notes payable (2)	—	—	116,479	—
Subordinated promissory note bearing interest at 10%	322,551	322,551	—	—
Other notes bearing interest at 10% to 12%	193,429	193,429	—	—
Other debt (2)	145,749	145,749	3,485	—

	$7,543,294	$7,374,988	$1,366,843	$—

(1)	The fair value of the Notes is estimated based on quoted market prices.

(2)	As of December 2002, due to the financial situation of the Company, the comparable market information required to determine the estimated fair value of long-tem debt was not attainable. As such, the Company was not able to calculate a reasonable estimate of the fair value of the Company’s long-term debt at December 31, 2002.

b.	As of December 31, 2001, the estimated fair value of the Company’s financial derivatives was as follows:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Carrying	Fair
	amount	value

Equity Swap (1)	$72,157	$72,157

(1)	The Company entered into several equity swaps with respect to its American Depositary Receipts (“ADRs”). The carrying value of these contracts at December 31, 2001 is as follows:

Loss from valuation of financial instruments	($71,214)
- Financial cost for period	(11,179)
- Financial cost from prior periods	(39,636)
- Accumulated financial cost paid	49,872

$(72,157)

The balance of ($72,157) as of December 31, 2001 was recorded in long-term liabilities as derivative instruments, with a corresponding charge to shareholders’ equity and the income statement (see Note 3 n).

The equity swap matured in May 2002, therefore the Company had no outstanding swaps at December 31, 2002.

The fair value of the equity swaps is estimated based on their quoted market price.

Concentration of credit risk

The financial instruments which potentially are subject to a concentration of credit risk are principally cash and temporary investments and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 12 — PENSION PLANS AND SENIORITY PREMIUMS:

a.	The valuation of labor obligations for retirement pensions and seniority premiums covers all Mexican employees. The principal financial data related to these obligations is as follows:

	December 31,

	2001	2002

Current benefit obligation	$177,202	$179,760
Plan assets	—	—

Net current liability	$177,202	$179,760

Projected benefit obligation	$211,951	$217,098
Unamortized transition asset	(97,807)	(89,472)
Unamortized differences in assumptions and experience adjustment	(22,416)	(24,090)
Plan assets	—	—

Projected net liability	91,728	103,536
Additional minimum liability	85,474	76,224

Labor obligations	$177,202	$179,760

Intangible pension asset-labor obligation	$83,467	$74,286

Amortization period (years):
Transition asset	18.5	18.5
Experience adjustment	24	24

The net cost for the year consisted of the following:

	December 31,

	2000	2001	2002

Service cost	$15,594	$9,471	$9,174
Amortization of prior service cost	18,642	8,820	10,344
Financial cost for the year	14,724	10,010	9,040

	$48,960	$28,301	$28,558

Prior service costs (transition liability), plan amendment costs and actuarial losses are recorded through charges to income using the straight-line method over the average remaining service life over which employees are expected to receive the benefits.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

During 2001, due to labor contract terminations of the subsidiaries Compañía Papelera de Atenquique, S.A. de C.V. and Ponderosa Insustrial de Mexico, S.A. de C.V., cash severance payments were made amounting to $171,969.

During 2002, due to labor contract terminations, cash severance payments were made amounting to $11,936.

The following actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans and seniority premiums (excluding inflation effects):

	December 31,

	2000	2001	2002

Discount rate	5%	5%	5%
Salary increase rate	2%	2%	2%

b.	The subsidiaries in the U.S. have established the following employee benefits: a 401 (k) retirement savings plan, money purchase and defined benefit plans, health insurance plan, disability plan, and life insurance plan. For the years ended December 31, 2000, 2001 and 2002, total expenses related to these plans were $95,360 (US$9,839), $115,972 (US$10,852) and $45,818 (US$4,389), respectively.

The principal financial data and significant assumptions related to the defined benefit obligation plans related to foreign subsidiaries are as follows:

	December 31,

	2001	2002

Projected benefit obligation	$520,586	$—
Plan assets	(458,134)	—
Unrecognized net loss	(141,355)	—
Unrecognized prior service cost	(34,005)	—
Additional minimum liability	175,360	—

Net pension (asset) liability	$62,452	$—

CORPORACIÓN DURANGO,
S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The additional minimum liability has been offset by an intangible asset amounting to $34,005 to the extent of previously unrecognized prior service cost. The remaining amount of $141,358 was recorded as a component of shareholder’s equity.

The net cost for the year consisted of the following:

		December 31,

	2000	2001	2002

Service cost	$9,060	$8,564	$—
Interest cost	35,809	36,114	—
Amortization of unrecognized prior service cost	2,765	2,866	—

	$47,634	$47,544	$—

The expected return on plan assets was $52,652 and $45,727 for the years ended December 31, 2000 and 2001, respectively.

The actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans of foreign subsidiaries as follows:

	December 31,

	2001	2002

Expected long-term rate of return on plan assets	9.00%	9.00%
Weighted average discount rate for year-end funded status of all benefits costs	7.25%	7.25%

NOTE 13 — CONTINGENCIES AND COMMITMENTS:

The Company has the following contingencies and commitments:

I.	Contingencies:

a.	The Company is contingently liable for indemnities payable to employees in case of dismissal under certain circumstances as provided by the Mexican Federal Labor Law. As of December 31, 2002, no obligations were recognized in the financial statements.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

b.	The Company may be subject to a contingent liability for additional taxes resulting from reviews of the tax returns filed by the Company, if its interpretation criteria differs from that of the Mexican tax authorities.

c.	The Company has initiated an injunction against the Mexican tax authorities regarding the methodology used to determine its employee statutory profit sharing. Management does not believe that any liabilities relating to this injunction are likely to have a material adverse effect on the Company’s consolidated financial condition or result of operations.

d.	As of the date of issuance of these financial statements, the Company has a lawsuit initiated by Compass Income Master Fund, Inc. due to the failure of payment of principal and interest on the Euro Commercial Paper, which matured February 12, 2003. The amount of the suit is US$3.5 million.

e.	The Company has a lawsuit against it initiated by HG Estate for approximately US$48.0 million due to the failure of payment of principal and interest, which matured in December 2002.

The Company considers that the final resolution for these situations will not have any material impact on its financial conditions or results of operations.

II.	Going Concern:

As mentioned in Note 1.ii, there is an uncertainty about the ability of the Company to continue in operation as a going concern.

III.	Gain Contingency:

Corporación Durango filed a counterclaim against HG Estate for US$85 million due to discrepancies in the calculation of the value of the fixed assets of Durango Paper Company. This claim is pending resolution. As part of the DPC sale agreement, the benefit of this claim remains in Corporación Durango.

IV.	Commitments:

a.	As of December 31, 2002, the Mexican subsidiaries leased certain equipment under non-cancelable operating leases. Rental expense under these leases was approximately $61,479, $74,828 and $57,439 for the years ended December 2000, 2001 and 2002, respectively.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

As of December 31, 2002 estimated future minimum lease payments under non-cancelable operating leases were as follows:

2003	$36,371
2004	15,115
2005	11,852
2006	8,675
2007	8,675
2008 and thereafter	26,694

Total	$107,382

b.     As of December 31, 2002, McKinley Paper Co. (a U.S. subsidiary) leased certain equipment under non-cancelable operating leases. Rental expense under these leases was approximately $27,469, $27,202 and $21,990 for the years ended December 2000, 2001 and 2002, respectively.

As of December 31, 2002 estimated future minimum lease payments under non-cancelable operating leases were as follows:

Amount
2003	$4,625
2004	2,234
2005	1,785
2006	971
2007	355
2008 and thereafter	—

Total	$9,970

V.	Guarantees

The Company is the guarantor for a bank loan and capital lease agreements held by a related party amounting to US$22.7 million.

NOTE 14 — CAPITAL STOCK AND RETAINED EARNINGS:

As of December 31, 2002, the nominal capital stock amounted to $1,412,214, and the fixed minimum portion without a right to withdrawal was $699,714, represented by 46,610,100 common nominative Series “A” shares without par value. The variable portion of capital stock

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

amounted to $712,500, represented by 47,462,022 common nominative Series “A” shares without par value.

a.	In Mexico, income for the year is subject to legal requirements, which provide that 5% of income for each year be allocated to increasing the legal reserve, until this reserve reaches the equivalent of one-fifth of the amount of paid-in capital stock.

b.	Dividend tax regime:

Dividends paid will be free of income tax if paid out of the Net Taxable Income Account (“CUFIN”). A 34% rate will be paid in 2003 on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by a factor of 1.5152 in 2003. The applicable tax will be payable by the Company, and it may be credited against income tax that the Company is subject to in the following three fiscal years. Dividends paid will not be subject to any tax withholding.

c.	Under Mexican corporate law, the Company is not permitted to declare or pay dividends if the dividends from its subsidiaries are not received first. Additionally, neither the Company nor its subsidiaries is permitted to declare or pay dividends as a result of the negative covenants established in the debt instruments placed in the Mexican and international markets.

NOTE 15 — PROVISION FOR INCOME AND ASSET TAXES:

The income tax (“ISR”) provision at December 31, is comprised as follows.

	2000	2001	2002

Current ISR	$(261,551)	$(210,522)	$(5,751)
Asset tax	(28,324)	(25,297)	(108,631)
Deferred ISR	(387,519)	267,291	667,294

	$(677,394)	$31,472	$552,912

As of December 31, 2002 and 2001, the main components of deferred income tax are as follows:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	2001	2002

Inventories	($54,456)	$98,388
Property, plant and equipment, net	12,277,843	9,706,261
Liability provisions	(469,651)	(517,007)
Tax loss carryforwards	(2,184,152)	(3,228,147)
Deferred assets	379,332	433,268

	9,948,916	6,492,763
Income tax rate	35%	32%

Deferred income tax	3,482,121	2,077,684
Recoverable tax on assets	(391,753)	(68,410)

Income tax payable	$3,090,368	$2,009,274

Company management made a fully reserve of certain amounts pertaining to asset tax recoverable and unamortized tax losses in the calculation for deferred taxes, in light of the fact that there is no certainty as to whether said amounts can be compensated or offset within the terms established by law.

Of the deferred income tax recorded as of December 31, 2001, and 2002, $22,108 and $145,398, was recorded directly to the restatement of non-monetary assets within shareholders’ equity as it resulted from temporary differences generated by non-monetary items, principally inventories and property, plant and equipment.

As of December 31, 2002, the Company had tax loss carryforwards in the approximate amount of $4,999,436, which are subject to an additional NCPI restatement and may reduce future years’ taxable income for income tax purposes as shown below:

Year of
expiration	Amount

2004	$235,792
2005	604,751
2006	221,374
2007	158,237
2008	129,576
2009 and thereafter	3,649,706

$4,999,436

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

As of December 31, 2002, the foreign subsidiaries’ tax loss carryforwards amounted to $47,391.

Asset tax is calculated at a rate of 1.8% on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such years. As of December 31, 2002, the asset tax carryforwards totaled $377,374.

The reconciliation between the real and effective income tax rate is shown below:

		December 31,

	2000	2001	2002

	%

ISR at the statutory rate	35.0	35.0	(35.0)
Increase (decrease) in effective ISR rate due to:
Purchases	(4.2)	23.0	8.3
Depreciation	0.4	—	2.2
Net effect of the comprehensive financing cost	0.9	(1.4)	9.0
Reserves	0.7	(0.4)	—
Non deductible expenses	0.8	1.3	(0.3)
Goodwill	(21.9)	(19.9)	—
Tax loss carryforwards	(2.8)	(26.0)	—
Loss in fixed assets sold	2.8	11.8	—
Change of statutory income tax rate	—	—	(1.5)
Other	—	6.0	3.8

Effective income tax rate	11.7	29.4	(13.5)

As a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate (35%) will be reduced annually to a nominal rate of 32% in 2005. Consequently, the effect of this gradual decrease in the income tax rate is estimated to reduce the deferred income tax liabilities by approximately $194,783 in 2002.

The Company is authorized by the Ministry of Finance and Public Credit to file income tax returns on a consolidated basis with some of its Mexican subsidiaries. Effective January 1, 1999, as a result of a change in the income tax law, consolidated taxable income or loss methodology has changed; the most significant modifications are the following:

•	Recognizing the proportional taxable income or loss of subsidiaries to the extent of taking the ownership percentage of the holding company in the subsidiaries and multiplying the amount

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

by a factor of 0.60. Controlled companies with prior year tax loss carryforwards shall be considered at the total percentage of direct or indirect equity participation share.

•	Eliminating the concept of effective control of subsidiaries. Companies in which a direct or indirect equity interest of less than 50% is held should not be included in the consolidated tax return.

•	The tax losses of the Company and its subsidiaries, which originated individually, and which cannot be offset under the tax terms in effect, must be added to income or deducted from the consolidated tax loss in the year in which the rights expire.

The Employee’ Profit Sharing is calculated by applying the rate 10% over the ISR (IT) base, in accordance with the special rules set-forth in the income tax law.

NOTE 16 — FINANCIAL INFORMATION BY BUSINESS SEGMENTS:

Reportable segments are those that are based on the Company’s method of internal reporting.

The Company is managed on a product basis and its reportable segments are as follows:

Packaging -

Manufacturing and selling of corrugated containers, molded pulp and multi-wall sacks and bags.

Paper -

Manufacturing and selling of kraft and semikraft paper made of virgin pulp or recycled paper.

Other business -

Manufacturing and selling of plywood and particleboard.

Prices between segments are based on market prices. Management evaluates each business segment according to its operating results.

The accounting policies of the segments are the same as those described in Note 3.

For the years ended December 31, 2000, 2001 and 2002, the financial information by business segments is as follows:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

				Operating
				Income			Additions
				before			to property,
	Sales to	Inter-		depreciation and	Depreciation	Operating	plant and
2000	third parties	segment sales	Total Sales	amortization and	amortization	income	equipment

Packaging	$5,957,907	$93,821	$6,051,728	$870,556	$120,601	$749,955	$210,933
Paper	6,408,131	4,950,502	11,358,633	1,077,350	410,101	667,249	960,903
Other	555,833	57,793	613,626	83,251	33,981	49,270	9,670
Eliminations	—	(5,102,116)	(5,102,116)	—	—	—	—

	$12,921,871	$—	$12,921,871	$2,031,157	$564,683	$1,466,474	$1,181,506

2001
Packaging	$4,646,363	$90,645	$4,737,008	$674,132	$109,691	$564,441	$412,067
Paper	5,652,544	3,892,285	9,544,829	794,524	365,985	428,539	326,717
Other	233,488	44,335	277,823	57,237	16,612	40,625	146,899
Eliminations	—	(4,027,265)	(4,027,265)	—	—	—	—

	$10,532,395	$—	$10,532,395	$1,525,893	$492,288	$1,033,605	$885,683

2002
Packaging	$4,054,088	$89,934	$4,144,022	$699,030	$114,533	$584,497	$141,673
Paper	4,178,108	2,680,473	6,858,581	366,164	342,907	23,257	208,581
Other	266,009	43,825	309,834	54,212	17,989	36,223	91,112
Eliminations	—	(2,814,232)	(2,814,232)	—	—	—	—

	$8,498,205	$—	$8,498,205	$1,119,406	$475,429	$643,977	$441,366

As of December 31, segment information related to assets and liabilities is as follows:

	Segment	Segment
2000	assets	liabilities

Packaging	$18,407,451	$12,471,284
Paper	33,661,532	12,802,381
Other	1,716,652	1,093,893
Eliminations	(30,110,163)	(10,838,185)

	$23,675,472	$15,529,373

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Segment	Segment
2001	assets	liabilities

Packaging	$21,749,083	$12,546,430
Paper	22,452,085	8,585,588
Other	1,640,754	1,032,000
Eliminations	(24,564,391)	(8,763,157)

	$21,277,531	$13,400,861

2002

Packaging	$19,508,582	$14,713,514
Paper	17,299,822	6,568,550
Other	1,743,006	1,290,250
Eliminations	(21,238,736)	(9,689,938)

	$17,312,674	$12,882,376

Geographical segment information is as follows:

	Segment

	Net	fixed
2000	sales	assets

Mexico	$12,161,342	$13,369,846
United States	5,862,645	4,186,460
Eliminations	(5,102,116)

	$12,921,871	$17,556,306

2001

Mexico	$10,411,858	$12,492,604
United States	4,147,802	3,996,380
Eliminations	(4,027,265)

	$10,532,395	$16,488,984

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Segment

		Net	fixed
2002		sales	assets

	Mexico	$8,257,034	$12,178,153
	United States	3,055,403	885,558
	Eliminations	(2,814,232)

		$8,498,205	$13,063,711

The last financial information shown is useful in the making of decisions by the Company’s management.

NOTE 17 — SPECIAL ITEMS:

As of December 31, 2002, special items are as follows.

Loss on sale of subsidiary Durango Paper Company (Note 1 iii.)	$1,451,431

Total special items	$1,451,431

NOTE 18 — EXTRAORDINARY ITEMS:

As of December 31, 2001, extraordinary items are as follows:

Severance Compañía Papelera de Atenquique, S.A. de C.V. (1)	$157,104
Severance Ponderosa Industrial de México, S.A. de C.V. (Plywood plant) (1)	11,137
Net loss on sale of certain non-strategic assets (Sky and Eastman) (2)	130,397

Total extraordinary items	$298,638

(1)	Early in 2001, the Company entered into negotiations with its unions, with the objective of canceling labor contracts still in effect after approximately 50 years regarding the operations of Compañía Papelera de Atenquique, S.A. de C.V. and Ponderosa Industrial de México, S.A. de C.V. After a few months of negotiations, such contracts were terminated and the number of workers was reduced.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

(2)	In April and May 2001, certain non-strategic assets (the Sky and Eastman divisions) of Durango Georgia Paper Company (a subsidiary of DPC) were sold, generating a loss as the book value under Mexican GAAP was higher than the price for which they were sold.

NOTE 19 — NEW ACCOUNTING STANDARDS:

In November 2001, the MIPA issued revised Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Bulletin C-9”), which supersedes existing Bulletin C-9, “Liabilities” and Bulletin C-12, “Contingencies and Commitments”. Bulletin C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments.

Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the Company’s immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In addition, in December 2001, the MIPA issued Bulletin C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit, Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1,

CORPORACIÓN DURANGO,
S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

NOTE 20 — SUBSEQUENT EVENTS:

On February 27, 2003 Empaques de Carton Titan, S. A. de C. V., a Company subsidiary, sold the assets of its molded pulp division for approximately US$53,657 ($589,140 Mexican pesos). As a result, the Company recognized a gain on sale in 2003 of $316,057.

Additionally, according to the purchase agreement, Empaques de Carton Titan, S.A. de C.V. transferred to the buyer some accounts receivable and trade accounts payable, in order to continue with the production and selling of molded products.

NOTE 21 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP, other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Reconciliation of consolidated net income:

		Years ended December 31,

		2000	2001	2002

Net income (loss) under Mexican GAAP		$1,634,573	$825,298	$(3,545,923)
Deferred income taxes	i	(284,561)	(305,125)	(608,994)
Deferred employee profit sharing	i	(49,755)	14,801	(46,426)
Purchase accounting adjustments:	iii
· Amortization of negative goodwill		(1,486,746)	(449,203)	—
· Depreciation		204,015	166,730	150,934
Reversal of loss on sale of fixed assets	iv	—	123,216	—
Effect of fifth amendment to Bulletin B-10	v	(68,914)	(62,060)	(61,604)
Loss on extinguishment of Yankee Bonds	vi	—	15,080	14,155
Debt issuance costs	vii	—	(78,774)	(2,630)
Capitalized financing costs	viii	—	25,910	31,200
Effect of Bulletin B-15 on prior years	ix	(24,651)	(5,264)	—
Adjustment to fixed asset impairment	x	—	—	747,085
Adjustment to loss on sale of subsidiary	xi	—	—	1,357,562
Equity swaps	xii	(83,339)	—	(48,931)
Deferred start up and research and development costs	xiii	—	—	(100,654)
Effect of U.S. GAAP adjustments on minority interest	xiv	169,465	(1,231)	(8,586)

U.S. GAAP net income (loss) before extraordinary items		$10,087	$269,378	$(2,122,812)
Extraordinary loss — Extinguishment of debt, net of taxes		—	(29,963)	—

U.S. GAAP net income (loss)		$10,087	$239,415	$(2,122,812)

U.S. GAAP income (loss) per share before extraordinary loss		$0.11	$2.86	$(22.87)

Extraordinary loss — Extinguishment at debt, net of taxes		$—	$(0.32)	$—

U.S. GAAP basic and diluted income (loss) per share		$0.11	$2.54	$(22.87)

Weighted average shares outstanding (000‘s)		94,072	94,072	92,828

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Reconciliation of consolidated shareholders’ equity:

		Years ended December 31,

		2000	2001	2002

Total shareholders’ equity corresponding to majority interest under Mexican GAAP		$6,632,059	$7,834,816	$4,361,880
Deferred income taxes	i	428,069	56,013	(927,526)
Deferred employee profit sharing	i	(995,214)	(980,413)	(1,026,839)
Purchase accounting adjustments:	iii
· Accumulated negative goodwill		(5,966,143)	(6,415,346)	(4,625,752)
· Accumulated depreciation		477,427	644,157	723,247
Reversal of loss on sale of fixed assets	iv	—	123,216	—
Effect of fifth amendment to Bulletin B-10:	v
· Fixed assets		2,588,962	4,310,020	3,546,353
· Fixed assets accumulated depreciation		(552,914)	(1,214,702)	(1,382,818)
Repurchase of Yankee Bonds:	vi
· Loss on extinguishment of Yankee Bonds		—	(32,236)	(32,236)
· Accumulated amortization		—	1,219	15,374
Debt issuance cost:	vii
· Reversal of capitalized debt issuance cost		—	(84,578)	(110,324)
· Accumulated amortization		—	5,804	28,920
Capitalized financing costs:	viii
· Capitalized financing cost		—	26,463	58,245
· Accumulated depreciation		—	(553)	(1,135)
Effect of restatement of prior year amounts per Bulletin B-15	ix	(52,346)	(237,599)	—
Adjustment to fixed asset impairment	x	—	—	747,085
Adjustment to loss on sale of subsidiary	xi	—	—	(236,973)
Deferred start up and research and development costs	xiii	—	—	(100,654)
Effect of U.S. GAAP adjustments on minority interest	xiv	169,714	20,443	11,856

Total U.S. GAAP shareholders’ equity		$2,729,614	$4,056,724	$1,048,703

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Provided below is an analysis of the changes in shareholders’ equity under U.S. GAAP:

	Years ended December 31,

	2001	2002

Balance at beginning of the year	$2,729,614	$4,056,724
Net income (loss) under U.S. GAAP	239,415	(2,122,812)
(Deficit) from restatement	(991,548)	(358,487)
Adjustment for additional pension liability related to seniority premiums	(128,200)	—
Cumulative translation adjustment	(19,861)	20,215
Effect of Bulletin B-15 on prior years	(242,196)	323,242
Effects of reorganization as a result of the merger with CODUSA	1,496,210	—
Minority interest	(148,040)	—
Effect of Fifth Amendment of Bulletin B-10	1,121,330	(870,179)

Balance at end of the year	$4,056,724	$1,048,703

Comprehensive income

Comprehensive income under Mexican GAAP is as follows:

	Years ended December 31,

	2000	2001	2002

Mexican GAAP net income	$1,634,573	$825,298	$(3,545,923)

Other comprehensive income (loss), net:
Other comprehensive loss	(1,018,941)	(1,118,751)	121,918
Cancellation of GIDUSA of shareholders’ equity upon acquisition	2,670,935	—	—
Cancellation of CODUSA shareholders’ equity upon merger	—	(6,027,269)	—

	1,651,994	(7,146,020)	121,918

Comprehensive income (loss)	$3,286,567	$(6,320,722)	$(3,424,005)

Accumulated comprehensive loss	$(458,167)	$(7,604,187)	$(7,482,269)

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The components of other accumulated comprehensive loss is as follows as of December 31, 2000, 2001 and 2002:

		Adjustment for		(Loss) from	Other
	Effect of	additional pension	Cumulative	holding	accumulated
	adoption of	liability related to	translation	non monetary	comprehensive
	Bulletin D-4	seniority premiums	adjustment	assets (1)	loss

Balance at January 1, 2000			$3,118	($2,113,279)	($2,110,161)
Current period changes	($492,463)	($12,658)	11,179	(524,999)	(1,018,941)
Cancellation of GIDUSA shareholders ´ equity upon acquisition	—	—	2,491	2,668,444	2,670,935

Balances at December 31, 2000	(492,463)	(12,658)	16,788	30,166	(458,167)
Current period changes	—	(128,200)	(19,861)	(970,690)	(1,118,751)
Cancellation of CODUSA shareholders ´ equity upon merger	(2,470,792)	—	(11,118)	(3,545,359)	(6,027,269)

Balances at December 31,2001	(2,963,255)	(140,858)	(14,191)	(4,485,883)	(7,604,187)
Current period charges	—	—	20,215	101,703	121,918

Balances at December 31,2002	($2,963,255)	($140,858)	$6,024	($4,384,180)	($7,482,269)

(1)	For 2000, 2001 and 2002, the loss from holding non-monetary assets includes deferred tax effect of $6,979, $22,108 and ($145,398), respectively, as a result of the adoption of Bulletin D-4.

i.     Deferred income tax and employee profit sharing

Statement of Financial Accounting Standards No. 109 “Accounting For Income Taxes” (“SFAS No. 109”) requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which in management’s opinion, are more likely than not that they are not expected to be realized). The subsequent realization of this benefit does not affect the income tax provision.

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

The significant components of income and asset tax expense under U.S. GAAP were as follows:

	Years ended December 31,

	2000	2001	2002

Income and asset tax expense (benefit):
Current
Domestic	$285,037	$224,956	$114,382

Deferred
Domestic	594,152	64,989	(78,941)
Foreign	(114,539)	23,961	68,186

	479,613	88,950	(10,755)

Income and asset tax provision	$764,650	$313,906	$103,627

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The income tax and profit sharing effects of significant items comprising the Company’s net deferred income tax and profit sharing assets and liabilities under U.S. GAAP are as follows:

		2002

		SFAS No. 109	SFAS No. 109
		applied to	applied to
	Total	Mexican	Foreign
	2001	Subsidiaries	Subsidiaries	Total

Deferred income tax liabilities (assets):
Inventories	$389,424	$421,381	$—	$421,381
Inventory Rule 106	(428,756)	(365,840)	—	(365,840)
Property, plant and equipment	3,410,846	2,991,696	4,220	2,995,916
Other assets	47,777	50,288	438	50,726
Reserves	(79,219)	(138,184)	(113)	(138,297)
Equity swaps	(25,255)	—	—	—
Other	(9,157)	(7,717)	(19,368)	(27,085)
Asset tax credits	(401,509)	(388,669)	—	(388,669)
Tax loss carryforwards	(900,759)	(1,640,852)	—	(1,640,852)

	2,003,392	922,103	(14,823)	907,280
Valuation Allowance	945,319	2,029,521	—	2,029,521

Total net deferred income tax liabilities	$2,948,711	$2,951,624	$(14,823)	$2,936,801

	December 31,

	2001	2002

Deferred employee profit sharing liabilities (assets):
Inventory	$101,436	$127,691
Inventory Rule 106	(122,502)	(110,861)
Property, plant and equipment	1,071,657	1,008,277
Other assets	2,417	(5,129)
Allowance for doubtful accounts	(27,797)	(44,212)
Exchange rate fluctuations	(43,368)	51,073
Equity swaps	(1,430)	—

Total net deferred employee profit sharing liability	$980,413	$1,026,839

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The deferred income tax and profit sharing classification in the condensed balance sheet as of December 31, 2001 and 2002 is as follows:

	December 31, 2001

	Deferred	Deferred
	Income Tax	Profit Sharing	Total

Deferred income tax (assets)
Current	($152,963)	($48,863)	($201,826)
Long term	(356,948)	(44,799)	(401,747)

	(509,911)	(93,662)	(603,573)
Deferred income tax liability
Current	—	—	—
Long term	3,458,622	1,074,075	4,532,697

	3,458,622	1,074,075	4,532,697

Deferred income tax, net	$2,948,711	$980,413	$3,929,124

	December 31, 2002

	Deferred	Deferred
	Income Tax	Profit Sharing	Total

Deferred income tax (assets)
Current	$(531,222)	$(155,073)	$(686,295)
Long term	—	—	—

	(531,222)	(155,073)	(686,295)
Deferred income tax liability
Current	$421,381	$127,691	$549,072
Long term	3,046,642	1,054,221	4,100,863

	3,468,023	1,181,912	4,649,935

Deferred income tax, net	$2,936,801	$1,026,839	$3,963,640

Under U.S. GAAP, employee profit sharing is recorded as an operating expense.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

For the year ended December 31, 2001 and 2002, the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability:
At December 31, 2000	$3,267,656	$2,900,543	$367,113

At December 31, 2001:
Reported under Bulletin B-15	$3,090,368	$2,948,711	$141,657
Effect of Bulletin B-15	(85,644)	—	(85,644)

Index for effects of inflation in Mexico	3,004,724	2,948,711	56,013

Net change	(262,932)	48,168	(311,100)
Reclassification made to extraordinary item	—	16,134	(16,134)

	$(262,932)	$64,302	$(327,234)

At December 31, 2001:
Index for effects of inflation in Mexico	$3,004,724	$2,948,711	$56,013
Effect of Bulletin B-15 on prior years	85,644	—	85,644

Reported under Bulletin B-15	3,090,368	2,948,711	(141,657)
At December 31, 2002	2,009,274	2,936,801	(927,527)

Net change	(1,081,094)	(11,910)	(1,069,184)
DPC Deferred income tax liability (1)	605,588	—	605,588

	$(475,506)	$(11,910)	$(463,596)

(1)	Deferred tax effect on the sale of DPC included in discontinued operations

The net change in the deferred tax liabilities during 2001 and 2002 was allocated to the following components:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability in 2001:
Deferred tax expense	$(267,291)	$48,168	$(315,459)
Effect of Bulletin B-15 on prior years	(4,801)	—	(4,801)
Monetary gain on initial balance	(79,257)	—	(79,257)
Monetary loss on current period change	110,525	—	110,525
Reclassification made to extraordinary item	—	16,134	(16,134)

	$(240,824)	$64,302	$(305,126)
Gain from holding non-monetary assets	(22,108)	—	(22,108)

	$(262,932)	$64,302	$(327,234)

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability in 2002:
Deferred tax expense	$(667,294)	$(11,910)	$(655,384)
Monetary gain on initial balance	(93,997)	—	(93,997)
Monetary loss on current period change	140,387	—	140,387

	$(620,904)	$(11,910)	$(608,994)
Gain from holding non-monetary assets	145,398	—	145,398

	$(475,506)	$(11,910)	$(463,596)

ii Employee benefits

Liabilities and costs related to pension plans and seniority premiums are recorded under Mexican GAAP according to Bulletin D-3 (Revised), “Labor Liabilities”, as described in Note 3.l. Under U.S. GAAP, the requirements of SFAS No. 87, “Employers’ Accounting for Pensions”, as amended by SFAS, No. 132 “Employees Disclosures about Pensions and Other Postretirement Benefits”, for recording liabilities and costs relating to pension plans and seniority premiums using actuarial computations are similar to those of Bulletin D-3.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The following sets forth the changes in benefit obligations, and the funded status of such plans for 2001 and 2002 reconciled with the amounts reported in the consolidated balance sheets under U.S. GAAP.

a)	Mexican subsidiaries December 31

	2001	2002

Accumulated benefit obligation	$177,202		$179,760
Change in benefit obligation:
Projected benefit obligation, beginning of year	366,445		213,958
Service cost	9,471		9,174
Interest cost	10,010		10,344
Actuarial loss	8,820		(2,042)
Benefits paid	(180,787)		(14,336)

Projected benefit obligations, end of year	$213,958		$217,098

Unfunded liability	$213,958		$217,098

Plan assets	$—	$
Unrecognized transition obligation and other	(120,223)		(113,562)

Net pension liability	$97,735		$103,536

	December 31

	2001	2002

Amounts recognized in balance sheets:
Accrued benefit liability	$177,202	$179,760
Intangible pension asset — labor obligations	83,467	76,224

Net amount recognized under U.S. and Mexican GAAP	$93,735	$103,536

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

There were no plan assets during 2001.

		December 31

		2001	2002

b)	Foreign subsidiaries
	Change in projected benefit obligation:
	Obligation at beginning of year	$433,403	$—
	Service cost	7,767	—
	Interest cost	32,754	—
	Benefit payments	(30,654)	—
	Plan amendment	—	—
	Actuarial (gain) loss	(346)	—
	Assumption change	4,511	—

	Obligation at end of year	$447,435	$—

	Change in plan assets:
	Market value of assets at beginning of year	482,215	—
	Actual return on plan assets	(36,063)	—
	Benefit payments	(30,654)	—

	Market value of assets at end of year	415,498	—

	Funded status Funded status at end of the year	(56,640)	—
	Unrecognized net loss (gain)	128,200	—
	Unrecognized prior service cost	30,840	—

	Prepaid pension cost asset at end of the year	102,400	—
	Additional minimum liability	(159,040)	—

	Net amount recognized under U.S. and Mexican GAAP	$(56,640)	$—

The defined benefit plans for the foreign subsidiaries were included within DPC, which was sold in October 2002 (see Note 1 iii).

The Company has no post-retirement health care insurance or other cost-employment benefit plans, other than the pensions plans mentioned above.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

iii.     Acquisitions

As discussed in Note 3.k, for various acquisitions realized in 1998 and 1999, under Mexican GAAP, the Company has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill is being amortized into income, over the period in which the Company expects to integrate these operations into the Company.

Under U.S. GAAP, these acquisitions have been accounted for under the purchase method and consequently, the purchase price has been allocated to assets acquired and liabilities assumed based on the relative fair values. As a result under U.S. GAAP, negative goodwill was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets). The results of operations of the acquired companies have been included in the combined results for periods subsequent to the acquisitions.

Additionally, U.S. GAAP allows the recognition of termination costs and the effect of conforming the accounting policies of the acquired companies as liabilities assumed at the acquisition date. Such costs are considered components of the net investments.

Under Mexican GAAP, post acquisition adjustments should be recognized directly to income as incurred.

Acquisition of GIDUSA by CODUSA

As disclosed in Note 1, in 2000, the Rincon family contributed $2,157,351 to CODUSA, which was used by CODUSA for the acquisition of the 59% interest in GIDUSA previously held directly by the Rincon family. Under Mexican GAAP, these transactions were accounted for as a capital contribution and subsequent acquisition, resulting in negative goodwill of $325,189 which was fully amortized in 2000. Accordingly, in the statement of shareholders’ equity under Mexican GAAP, the capital contribution, and acquisition of GIDUSA are presented separately. Under U.S. GAAP, this has been accounted for as a transaction of two entities under common control and consequently, purchase accounting would not apply. Under U.S. GAAP, the difference between the purchase price paid for the 59% interest and the historical book value of the Rincon family’s interest in GIDUSA on a U.S. GAAP basis would be reflected as a capital contribution of $43,518 and presented as one line item in the statement of shareholders’ equity.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

iv.     Reversal of loss on sale of fixed assets

As disclosed in Note 18, “Extraordinary Items”, during 2001 the Company sold, certain non-strategic assets (the Sky and Eastman divisions). The U.S. GAAP carrying value of the fixed assets sold in such divisions were different to the carrying value recorded under Mexican GAAP due to differences in the application of purchase accounting. As a result, the Company reversed the additional loss recognized under Mexican GAAP. Additionally, under Mexican GAAP, extraordinary items are presented as a separate line item in the income statement before minority interest, whereas, for U.S. GAAP purposes these expenses are presented as a part of operating income. Therefore, for U.S. GAAP purposes, the Company reclassified extraordinary items to operating income after given effect to the reversal of the loss on sale of fixed assets.

v.     Effect of fifth amendment to Bulletin B-10 (Modified)

As mentioned in Note 2, the Company elected, as a result of the adoption of the Fifth Amendment to Bulletin B-10 (Modified), to restate its non-monetary assets of foreign origin based on the change of the Mexican peso against the foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate.

This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under U.S. GAAP, these assets, which are used in Mexico, are adjusted by the Mexican NCPI and depreciation is calculated using the adjusted basis.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

vi.     Loss on extinguishment of Yankee Bonds

In February 2001, the Company extinguished early its US$150 million Yankee Bonds maturing in 2001 (“2001 Yankee Bonds”). Under Mexican GAAP, the Company capitalized the consent fee totaling $32,236 paid to the bondholders of the 2001 Yankee Bonds, and is amortizing such amount over the term of the new US$180 million Yankee Bonds maturing in 2006 (“2006 Yankee Bond”), which were issued simultaneously. Under Mexican GAAP, for the years ended December 31, 2001 and 2002 amortization of the debt issuance cost of the 2006 Yankee Bond totaled $15,410 and $29,701. In addition, the Company wrote-off $15,080 of unamortized debt issuance cost related to the 2001Yankee Bonds. Under U.S. GAAP, this consent fee and the write-off of unamortized debt issuance cost would be recognized in earnings immediately and considered as part of the cost of extinguishing the 2001 Yankee Bonds. Under U.S. GAAP, the loss on extinguishment of the 2001 Yankee Bonds (which includes the consent fee) would have totaled $29,963, net of related tax benefit of $16,134 and would have been reflected as an extraordinary item in the consolidated income statement. Under U.S. GAAP, for the years ended December 31, 2001 and 2002 amortization of the debt issuance cost 2006 Yankee Bond totaled $14,190 and $15,481.

vii.     Debt issuance cost

In August 2001, the Company exchanged US$138.7 million of its US$250 million Yankee Bonds maturing in 2003 (“2003 Yankee Bonds”) for an additional US$128.3 million 2006 Yankee Bonds and US$10.4 million Yankee Bonds maturing in 2008 (“2008 Yankee Bonds”). Under Mexican GAAP, the Company capitalized $105,408 of fees and expenses, excluding consent fees, incurred in connection with the exchange offering as debt issuance cost. During 2001 and 2002, the company amortized $7,170 and $25,327 in relation to these costs. In addition, the Company wrote-off $20,830 representing the unamortized debt issuance cost of the 2003 Yankee Bonds.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Under U.S. GAAP, debt issuance cost, excluding consent fees, relating to the exchange offering would be expensed since the terms of the 2006 and 2008 Yankee Bonds are not considered substantially different from the 2003 Yankee Bonds. Furthermore, the unamortized portion of original 2003 Yankee bonds, which totaled $1,366 and $4,098 for the years ended December 31, 2001 and 2002, would be amortized over the new term of the 2006 and 2008 Yankee Bonds.

In September 2002, the Company initiated the process to register the 2009 Senior Notes. Under Mexican GAAP, the Company capitalized $25,746 of fees and expenses.

Under U.S.GAAP those expenses were charged to operations in the condensed statements of income, as the Company could not complete the registration process.

viii.     Capitalized financing costs

Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Capitalized financing costs include interest costs, gains or losses from monetary position and foreign exchange losses.

U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. U.S. GAAP does not allow the capitalization of foreign exchange losses.

ix.     Effect of Bulletin B-15 on restatement to constant currency

As disclosed in Note 3, the Company adopted Bulletin B-15, during 1997. Bulletin B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet (December 31, 2002). Under U.S. GAAP, the primary financial statements should be presented in the same reporting constant currency for all periods. Prior to the adoption of Bulletin B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments were considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Bulletin B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate balances to December 31, 2002 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income and shareholders’ equity.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31

	2000	2001

Consolidated net income:
As previously reported indexed for effects of inflation in Mexico	$1,609,922	$820,034
As reported under Bulletin B-15	(1,634,573)	(825,298)

	$(24,651)	$(5,264)

Consolidated shareholders’ equity:
As previously reported indexed for effects of inflation in Mexico	$8,143,543	$7,639,071
As reported under Bulletin B-15	(8,195,889)	(7,876,670)

	$(52,346)	$(237,599)

The following tables present the Company’s condensed balance sheets as of December 31, 2001 and 2002 and statements of income for the three years ended December 31, 2000, 2001 and 2002, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2002 constant pesos, using the Mexican NCPI factor:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

CONDENSED BALANCE SHEETS:

	At December 31,

	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$496,202	$255,711
Accounts receivable, net	2,193,078	1,937,042
Inventories, net	1,427,307	1,277,433
Deferred income tax and employee profit sharing	201,826	686,295
Other	55,667	67,348

Total current assets	4,374,080	4,223,829
Property, plant and equipment	13,590,320	12,128,938
Deferred income tax and employee profit sharing	401,747	—
Other assets	418,024	512,508

Total assets	$18,784,171	$16,865,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt, notes payable and current portion of long-term debt	$593,850	$7,576,346
Accrued liabilities and other payable	1,977,942	2,131,015
Deferred income tax and employee profit sharing	—	549,072

Total current liabilities	2,571,792	10,256,433

Long-term debt	7,195,653	1,220,304
Seniority premiums	233,842	182,409
Deferred income tax and employee profit sharing	4,532,697	4,100,863
Other	172,051	—

Total long-term liabilities	12,134,243	5,503,576

Total liabilities	14,706,035	15,760,009

Minority interest	21,412	56,563

Shareholders’ equity	4,056,724	1,048,703

Total liabilities and shareholders’ equity	$18,784,171	$16,865,275

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

CONDENSED STATEMENTS OF INCOME:

	Years ended December 31,

	2000	2001	2002

Net sales	$9,141,912	$7,828,715	$7,075,707
Cost of sales	7,133,399	6,087,210	5,607,243

Gross profit	2,008,513	1,741,505	1,468,464
Selling, general and administrative expenses	565,342	459,823	1,317,713
Severances and loss on sale of non- strategic assets	—	167,561	93,869

Operating income	1,443,171	1,114,121	56,882

Financing cost:
Interest expense	1,021,177	953,176	968,447
Interest income	(109,897)	(65,503)	(38,909)
Foreign loss (gain), net	101,628	(313,372)	1,049,835
Gain from monetary position	(562,070)	(319,485)	(426,797)

	450,838	254,816	1,552,576

Other (expense) income, net	(19,260)	(11,325)	8,443

Income (loss) before provisions for income and asset taxes, minority interest, special items and discontinued operations	973,073	847,980	(1,487,251)
Provision for:
Income and asset tax expense	764,650	313,906	103,627
Minority interest	(4,634)	(5,260)	(11,708)

Net income (loss) before special items and discontinued operations	$203,789	528,814	(1,602,586)
Special items:
Extinguishment of debt, net	—	(29,964)	—
Discontinued operations	(193,702)	(259,435)	(520,226)

Net income (loss)	$10,087	$239,415	$(2,122,802)

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

x.     Adjustment to fixed asset impairment

For U.S. GAAP purposes, beginning on January 1, 2002, the Company follows SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

For the year ended December 31, 2001, the Company followed SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”). SFAS 144 and 121 provide criteria for when and in what circumstances an impairment loss (write-down) should be recorded and the manner in which the write-down should be measured. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS 144 and 121, the impairment criteria is met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. If it is determined that an asset is impaired, it is written down to its fair value, if available or the present value (discounted) of expected future cash flows.

The Company tested certain long-lived assets for recoverability in 2002 in response to significant adverse changes in business climate occurring during the year (see Note 1 ii). Under U.S. GAAP, certain assets being evaluated for recoverability had lower book values than under Mexican GAAP and negative goodwill from acquisition has been reduced the US GAAP carrying value of the assets. As such, in 2002, the impairment charge recorded under Mexican GAAP was greater than the impairment charge calculated under U.S. GAAP. As a result, the Company recognized an adjustment of $747,085 to U.S. GAAP net income. In 2002, the expense relates primarily to machinery and equipment.

xi.     Adjustment to loss on sale of subsidiary

In October 2002, the Company sold the shares of Durango Paper Co. (DPC) to Operadora Omega, S.A. de C.V. (affiliated company). Historically, under US GAAP the carrying value of such subsidiary was different to the carrying value recorded under Mexican GAAP due to deferred income taxes, negative goodwill and the reversal of loss on sale of fixed assets. As such, the Company reversed the amount of the U.S. GAAP accumulative prior period adjustments relating to DPC. In accordance with SFAS No. 144, “Accounting for the Impairment or disposal of Long-Lived Assets”, the sale of this component of the Company has been presented as discontinued operations in the condensed statement of income.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

xii.     Equity Swap agreements

As described in Note 11.b, the Company has entered into “Equity Share Swap Transactions” (collectively, “Equity Swaps”) with financial institutions, with respect to its American Depository Receipts (“ADR’s”) at prices ranging from US$10.4489 to US$14.2813. The Equity Swaps have notional amounts of US$11.88, US$6.06 and US$5.15 at December 31, 2000, 2001 and 2002, respectively, bearing interest at LIBOR plus 2.95% payable semiannually and was due in 2002. Under Mexican GAAP, the Company has recorded the fair value of the Equity Swaps on the balance sheet, with a corresponding adjustment to shareholders’ equity through December 31, 2000.

Upon adoption of Bulletin C-2, under Mexican GAAP, effective January 1, 2001, the Company recorded the fair value of the Equity Swap with a corresponding adjustment to the income for the period. Under U.S. GAAP, the fair value of the Equity Swaps is recorded in income for the period. The Equity Swaps matured in May 2002, therefore the Company had no outstanding swaps at December 31, 2002.

xiii.     Deferred start up and research and development costs

In 2002, under Mexican GAAP the Company deferred certain costs in relation to the reconstruction of a manufacturing plant (Ponderosa Industrial de México, S.A. de C.V.) and the development of a new paper manufacturing process. Under U.S. GAAP, SFAS No. 2, “Accounting for Research and Development Costs” and SOP 98-5, “Reporting on the Costs of Start-up Activities” require that the Company expense the start up and research and development costs as incurred. As such, at December 31, 2002 the start up and research and development costs have been included in the calculation of net income under U.S. GAAP.

xiv.     Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within shareholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in shareholders’ equity.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

SUPPLEMENTAL U.S. GAAP DISCLOSURES

Cash flow information

Under U.S. GAAP, pursuant to SFAS 95, “Statement of Cash Flows”, a statement of cash flow is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. SFAS 95 establishes specific presentation requirements and additional disclosures, but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (the “SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flow has been included in a separate line after cash flows from financing activities.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The U.S. GAAP statements of cash flow for the year ended December 31, 2000, 2001 and 2002 are as follows:

	Years ended December 31,

	2000	2001	2002

Operating activities:
U.S. GAAP Net income before extraordinary item	$10,087	$269,378	$(2,122,812)
Adjustment to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	357,193	312,838	324,495
Minority interest	4,636	5,260	11,708
Deferred income taxes	657,323	64,303	(11,910)
Deferred employee profit sharing	49,755	(14,801)	46,426
Allowance for doubtful accounts	42,553	37,350	12,360
Inventory obsolescence allowance	1,080	9,412	3,446
Fixed asset impairment	—	—	809,426
Gain on monetary position	(589,348)	(339,542)	(461,565)
Equity Swap	83,339	—	48,931
Loss (gain) on sale of non-strategic assets	5,490	(82,802)	50,219
Unrealized foreign exchange loss, net	110,734	226,851	1,062,089
Other	26,477	78,552	137,869

	759,319	566,799	(89,316)
Changes in operating assets and liabilities:
Accounts receivable, net	(986,795)	(352,246)	(813,369)
Inventories, net	(278,870)	956,128	(449,241)
Prepaid expenses	(53,356)	(73,193)	(23,422)
Other liabilities	1,249,017	129,869	1,749,954

Cash flow provided by operating activities before extraordinary items:	689,315	1,227,357	374,606

Extraordinary Item	—	(29,964)	—
Cash flow provided by operating activities:	689,315	1,197,393	374,606

Financing activities:
Bank loans	483,075	2,344,858	3,727,042
Payments of long-term debt	(132,668)	(3,107,122)	(2,358,942)
Payment for debt issuance cost	(24,859)	(225,690)	(48,116)

Cash flow provided by (used in) financing activities	325,548	(987,954)	1,319,984

Investing activities:
Acquisitions of fixed assets	(1,171,250)	(897,325)	(450,865)
Proceeds from sale of non-strategic assets	6,556	283,230	96,986
Investments in subsidiaries	—	(6,656)	(718,368)
Acquisitions of minority interest			23,430
Other assets	(99,845)	114,955	(344,188)

Cash flow used in investing activities	(1,264,539)	(505,796)	(1,393,005)

Effect of inflation and exchange rate changes on cash and cash equivalents	106,210	(13,091)	(542,076)
Net decrease in cash and cash equivalents	(143,466)	(309,448)	(240,491)
Cash and cash equivalents at beginning of year	949,116	805,650	496,202

Cash and cash equivalents at end of year	$805,650	$496,202	$255,711

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Supplemental cash flow disclosures:

	Years ended December 31,

	2000	2001	2002

Cash paid during the year for:
Interest, net of capitalized interest	$932,277	$932,995	$773,064
Income and asset tax	$139,790	$241,998	$188,332

Supplemental balance sheet information

•	Accrued liabilities and other current payables:

Included within accrued liabilities and other current payables as of December 31, 2001 and 2002 are customers’ advances ($135 and $2,434, respectively) and accrued freight costs ($39,483 and $23,487, respectively).

•	Segment disclosures:

The Company adopted SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 establishes guidelines for the way that public enterprises report information about operating segments in the financial statements. This statement also established guidelines for related disclosures about products and services, geographic areas, and major customers. See Note 16 for the Company’s segment disclosures in accordance with IAS 14 and SFAS 131.

•	Valuation and qualifying accounts:

The following table presents the rollforward of the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Years ended December 31,

	2000	2001	2002

Balance at the beginning of the period	$(133,787)	$(135,194)	($143,716)
Effects of inflation	12,308	3,481	8,915
Increase in the allowance	(42,553)	(37,350)	(12,360)
Write-offs	28,838	25,347	15,103

Balance at the end of the period	$(135,194)	$(143,716)	$(132,058)

The following table presents the rollforward of the inventory obsolescence allowance for the years ended December 31, 2000, 2001 and 2002:

	Years ended December 31,

	2000	2001	2002

Balance at the beginning of the period	$(52,167)	$(43,390)	($47,177)
Effects of inflation	4,108	1,828	2,543
Increase in the allowance	(1,080)	(9,412)	(3,446)
Write-offs	5,749	3,797	7,187

Balance at the end of the period	$(43,390)	$(47,177)	$(40,893)

Risks and uncertainties

•	Environmental matters

a)	Mexican subsidiaries

The Company’s Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) and the rules published there under (the “Ecological Law”). In accordance with the Ecological Law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of Natural Resources, Environment and Fishing (Secretaría del Medio Ambiente, Recursos Naturales y Pesca), which has broad discretion in carrying out its statutory mandate.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

In 1998, the Company agreed with Mexican environmental regulatory authorities to bring its paper plants into compliance with wastewater discharge regulations. The Company has since instituted new procedures, and management believes the Company is currently in compliance with both the general standard established under the Ecological Law and with specific standards promulgated by the regulatory authorities. However, there can be no assurance that relevant authorities will continue finding the Company’ environmental procedures adequate, or that more stringent environmental laws will not be enacted in the future.

New accounting pronouncements

U.S. GAAP — New Accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal year beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force (“EITF”) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring” (“EITF 94-3”). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date of commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statement.

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

In July 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions” (“SFAS 147”). This Statement amends SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions”, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 “When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method” by removing acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9. SFAS 147 requires that such transactions be accounted for in accordance with FASB Statements No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”. As such, acquisitions within the scope of this statement are no longer required to recognize any excess of the fair value of liabilities assumed over the fair value of intangible and identifiable intangible assets acquired as an unidentifiable intangible asset.

This statement also amends FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to include in its scope long-term customer-relationship intangible assets of financial institutions. Accordingly, such intangible assets are subject to the same recoverability test and impairment loss recognition required for other long-lived assets that are held and used. This statement is effective for transactions entered into on or after October 1, 2002. Management is currently evaluating the impact that the adoption of SFAS 147 will have on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transaction and Disclosure- an amendment of FAS 123” (“SFAS 148”). SFAS 148 continues to permit entities to apply the intrinsic method of APB 25, “Accounting for Stock Issued to Employees”, however, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS 123, “Accounting for Stock-Based Compensation” SFAS 148 provides three transition methods for companies who chose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. Management is currently evaluating the impact that the adoption of SFAS 148 will have on the consolidated financial statement.

In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS 149 that relate to Statement 133 implementation issued that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs that relate to forward

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34).” FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45’s provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. Management is currently evaluating the impact that the adoption of FIN 45 will have on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.