Form 20-F/A
period 2002-12-31
CORPORACION DURANGO SA DE CV/
filed 2003-07-15
CIK 925262

The following items were the subject of a Form 12b-25 and are included herein: Item 8
Item 18

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

PART I

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

	(millions of constant Pesos restated as of December 31, 2002,
	except per share amounts and ratios)
Combined and Consolidated
Statement of Income Data:
Mexican GAAP:
Net sales	Ps	6,686.3	Ps	8,963.1	Ps	12,921.9	Ps	10,532.4	Ps	8,498.2
Cost of sales		4,974.4		6,775.8		10,652.1		8,770.7		7,243.0

Gross profit		1,711.9		2,187.3		2,269.7		1,761.7		1,255.2
Selling, general and administrative expenses		467.2		700.2		803.3		728.1		611.3

Operating income		1,244.8		1,487.1		1,466.5		1,033.6		644.0
Other expense		(231.1)		(90.0)		(16.4)		(40.3)		(46.5)
Financing cost (result):
Interest expense		(937.9)		(989.9)		(1,091.7)		(1,077.7)		(1,088.7)
Interest income		125.5		117.1		123.6		66.9		39.2
Foreign exchange (gain) loss, net		(1,253.1)		332.4		(101.6)		313.4		(1,049.8)
Gain from monetary position		906.4		802.1		600.6		310.0		415.2

Total financing cost (result)		(1,159.2)		261.7		(469.1)		(387.4)		(1,684.2)
Special Items		––		––		––		––		(1,451.4)
Amortization of negative goodwill(1)		3,737.0		99.1		1,513.9		495.3		––

	As of and for the Year Ended December 31,

	1998		1999		2000		2001		2002

	(millions of constant Pesos restated as of December 31, 2002,
	except per share amounts and ratios)
Income (loss) before provisions for income and asset taxes, employee profit sharing, deferred income tax, extraordinary items, impairment loss and minority interest		3,591.5		1,757.9		2,494.9		1,101.2		(2,538.2)
Provisions for:
Income and asset taxes		(17.1)		(177.2)		(289.9)		(235.8)		(114.4)
Employee profit sharing		(12.8)		(6.4)		(7.6)		(4.7)		(1.0)
Tax loss carry-forwards		7.6		7.6		––		––		––
Deferred income tax		––		––		(387.5)		267.3		667.3
Impairment loss		––		––		––		––		(1,556.5)
Extraordinary items		––		––		––		(298.6)		––

Net income (loss) before minority interest		3,569.2		1,574.3		1,809.9		829.3		(3,542.8)
Minority interest		(12.1)		500.7		175.3		4.0		3.1

Net income (loss)	Ps	3,581.3	Ps	1,073.7	Ps	1,634.6	Ps	825.3	Ps	(3,545.9)

Basic and diluted earnings per share	Ps	38.07	Ps	11.41	Ps	17.38	Ps	8.77	Ps	(38.20)
Weighted-average number of shares outstanding		94,072,122		94,072,122		94,072,122		94,072,122		92,828,029
U.S. GAAP: (2)(3)
Net sales	Ps	6,877.3	Ps	8,991.0	Ps	9,141.9	Ps	7,828.7		7,075.7
Operating income		1,229.5		1,836.2		1,443.2		1,114.1		56.9
Income (loss) before, provisions for income and asset taxes, minority interest, special items and discontinued operations		(246.7)		2,084.7		973.1		848.0		(1,487.8)
Net income (loss)		(91.5)		1,430.9		10.1		239.4		(2,122.8)
Basic and diluted earnings per share (4)		(0.97)		15.21		0.11		2.54		(22.86)
Combined and Consolidated Balance Sheet Data
Mexican GAAP:
Cash and temporary investments	Ps	1,274.4	Ps	937.6	Ps	811.2	Ps	508.9	Ps	255.7
Total current assets		4,243.7		5,793.8		5,563.3		4,255.6		3,537.5
Property, plant & equipment, net		17,065.6		17,359.8		17,556.3		16,489.0		13,063.7
Total assets		21,734.4		23,607.8		23,675.5		21,277.5		17,312.7
Short-term debt, including current portion of long-term debt		673.0		1,156.2		868.6		617.4		7,576.3
Long-term debt		8,437.1		7,438.0		7,588.2		7,243.7		1,083.4
Capital stock		4,163.3		4,233.3		2,321.7		4,672.5		4,672.5
Total minority shareholders’ equity		140.2		2,614.9		1,504.5		41.9		68.4
Total majority shareholders’ equity		10,238.1		7,639.9		6,632.0		7,834.8		4,361.9
Total shareholders’ equity (net assets)		10,378.3		10,254.9		8,083.2		7,876.7		4,430.3
U.S. GAAP: (2)(3)
Total assets		18,164.4		19,668.1		20,159.1		18,784.2		16,865.3
Total shareholders’ equity (net assets)		1,879.3		2,860.3		2,774.4		4,056.7		1,048.7
Other Financial Data:
Mexican GAAP:
Adjusted EBITDA (5)		1,614.7		2,002.4		2,031.2		1,525.9		1,119.4

	As of and for the Year Ended December 31,

	1998	1999	2000	2001	2002

	(millions of constant Pesos restated as of December 31, 2002,
	except per share amounts and ratios)
Resources generated by operating activities	1,558.2	1,654.3	1,356.8	906.2	(137.6)
Resources generated by (used in) financing activities	1,267.5	(407.1)	1,875.0	(650.5)	735.7
Resources used in investing activities	(2,311.7)	(1,584.0)	(3,358.3)	(558.0)	(851.3)
Capital expenditures	(1,064.7)	(177.4)	(1,092.1)	(345.6)	(305.3)
Adjusted EBITDA to interest expense	1.7x	2.0x	1.9x	1.4x	1.0x
Total Debt to Adjusted EBITDA	5.6x	4.3x	4.2x	5.2x	7.7x
Ratio of earnings loss to fixed charges (6)	4.8x	2.7x	2.0x	1.7x	(0.4)x
U.S. GAAP: (2)(3)
Cash flow provided by operating activities	743.0	812.7	689.3	1,197.4	374.6
Cash flow provided by (used in) financing activities	2,174.2	(314.7)	325.5	(988.0)	1,320.0
Cash flow used in investing activities	(2,544.4)	(1,640.8)	(1,264.5)	505.8	1,393.0
Ratio of earnings (loss) to fixed charges (6)	0.7x	3.1x	1.8x	1.5x	(1.0)x

(1)	In 1999, the Company recorded negative goodwill in the acquisition of the Durango Paper Company. Such negative goodwill was fully amortized by year-end 2001. In 2000, the Company recorded negative goodwill in the acquisition of 59% of GIDUSA by CODUSA. Such negative goodwill was fully amortized by year-end 2000.

(2)	Amounts of sales and long-term debt under U.S. GAAP do not differ materially from these amounts under Mexican GAAP. See Note 21 to our audited consolidated financial statements.

(3)	The difference between net income under U.S. GAAP and Mexican GAAP primarily reflects differing accounting treatment for reversal of loss on fixed assets, capitalized financing costs, debt issuance costs, negative goodwill, deferred income tax, employees’ statutory profit sharing and the effects of inflation on fixed assets. See “Item 5. Operating and Financial Review and Prospects — Differences Between Mexican GAAP and U.S. GAAP” and Note 21 to our audited consolidated financial statements. As of January 1, 2000, Bulletin D-4 is effective in Mexico. This Bulletin governs the treatment of deferred taxes, similar to that of Statement of Financial Accounting Standards Board No. 109, “Accounting for Income Taxes”. See Note 3(p) to our audited consolidated financial statements.

(4)	See Note 21 to our audited consolidated financial statements.

(5)	As used herein, we define “Adjusted EBITDA” as operating income plus depreciation and amortization. The Company believes that Adjusted EBITDA is an additional measure of operating performance, although it should be noted that Adjusted EBITDA is not a measure of financial condition or performance under U.S. GAAP or Mexican GAAP and should not be considered as a substitute for those measures under U.S. GAAP or Mexican GAAP. Adjusted EBITDA is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments. Companies do not calculate Adjusted EBITDA in a uniform manner. Our Adjusted EBITDA calculations may not be comparable to those of other companies. Presented below is a reconciliation of Adjusted EBITDA to operating income under Mexican GAAP, which is the most directly comparable financial measure calculated and presented in accordance with Mexican GAAP.

	Year Ended December 31,

	1998		1999		2000		2001		2002

Operating income	Ps	1,244.8	Ps	1,487.1	Ps	1,466.5	Ps	1,033.6	Ps	644.0
Depreciation and amortization		369.9		515.3		564.7		492.3		475.4
Adjusted EBITDA	Ps	1,614.7	Ps	2,002.4	Ps	2,031.2	Ps	1,525.9	Ps	1,119.4

(6)	Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes divided by fixed charges. Earnings for this purpose consist of earnings before provision for income tax and asset tax plus fixed charges. Fixed charges for this purpose consist of interest expenses plus the portion of rental expenses deemed to represent interest expense under operating lease agreements and the capitalization of deferred costs related to the issuance of bonds during the period.

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

PART III

Item 18. Financial Statements.

     See pages F-1 to F-177, incorporated herein by reference.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORACIÓN DURANGO, S.A. DE C.V.

By:	/s/ Gabriel Villegas

Name: Gabriel Villegas
Title: Secretary

Date: July 15, 2003

Certification of the Principal Executive Officer
Pursuant to 15 U.S.C. 78m(a) or 78o(d)
(Section 302 of the Sarbanes-Oxley Act of 2002)

I, Miguel Rincón, the Chairman and Chief Executive Officer of Corporación Durango, S.A. de C.V. (the “Company”), certify that:

(1)	I have reviewed this annual report on Form 20-F/A of the Company;

(2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

(4)	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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
July 15, 2003

Certification of the Principal Financial Officer
Pursuant to 15 U.S.C. 78m(a) or 78o(d)
(Section 302 of the Sarbanes-Oxley Act of 2002)

I, Mayela Rincón de Velasco, the Vice President and Chief Financial Officer of Corporación Durango, S.A. de C.V. (the “Company”), certify that:

(1)	I have reviewed this annual report on Form 20-F/A of the Company;

(2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

(4)	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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
July 15, 2003

Certification of the Principal Executive Officer
Pursuant to 18 U.S.C. 1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

I, Miguel Rincón, the Chairman and Chief Executive Officer of Corporación Durango, S.A. de C.V. (the “Company”) certify that to the best of my knowledge, based upon a review of the annual report on Form 20-F/A for the period ended December 31, 2002 of the Company (the “Report”):

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Miguel Rincón

Miguel Rincón
Corporación Durango, S.A. de C.V.
Chairman and Chief Executive Officer
July 15, 2003

Certification of the Principal Financial Officer
Pursuant to 18 U.S.C. 1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

I, Mayela Rincón de Velasco, the Vice President and Chief Financial Officer of Corporación Durango, S.A. de C.V. (the “Company”) certify that to the best of my knowledge, based upon a review of the annual report on Form 20-F/A for the period ended December 31, 2002 of the Company (the “Report”):

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
July 15, 2003

INDEX TO FINANCIAL STATEMENTS
CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     As of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002

Page

Report of independent accountants	F-2 to F-4
Consolidated balance sheets as of December 31, 2001 and 2002	F-5
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F-6
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002	F-7
Consolidated statements of changes in financial position for the years ended December 31, 2000, 2001 and 2002	F-8
Notes to consolidated financial statements	F-9 to F-88

COMPAÑIA PAPELERA DE ATENQUIQUE, S.A. DE C.V. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     As of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002

Report of independent accountants	F-89 to F-90
Consolidated balance sheets as of December 31, 2001 and 2002	F-91
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F-92
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002	F-93
Consolidated statements of changes in financial position for the years ended December 31, 2000, 2001 and 2002	F-94
Notes to consolidated financial statements	F-95 to F-129

INDUSTRIAS CENTAURO, S.A. DE C.V.

INDEX TO FINANCIAL STATEMENTS

     As of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002

Report of independent accountants	F-131 to F-132
Balance sheets as of December 31, 2001 and 2002	F-133
Statement of income for the years ended December 31, 2000, 2001 and 2002	F-134
Statement of changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002	F-135
Statement of changes in financial position for the years ended December 31, 2000, 2001 and 2002	F-136
Notes to financial statements	F-137 to F-177

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

(1)	Deferred tax effect on the sale of DPC included in discontinued operations

The net change in the deferred tax liabilities during 2001 and 2002 was allocated to the following components:

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES
(formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2000, 2001 AND 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability in 2001:
Deferred tax expense	$(267,291)	$48,168	$(315,459)
Effect of Bulletin B-15 on prior years	(4,801)	—	(4,801)
Monetary gain on initial balance	(79,257)	—	(79,257)
Monetary loss on current period change	110,525	—	110,525
Reclassification made to extraordinary item	—	16,134	(16,134)

	$(240,824)	$64,302	$(305,126)
Gain from holding non-monetary assets	(22,108)	—	(22,108)

	$(262,932)	$64,302	$(327,234)

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability in 2002:
Deferred tax expense	$(667,294)	$(11,910)	$(655,384)
Monetary gain on initial balance	(93,997)	—	(93,997)
Monetary loss on current period change	140,387	—	140,387

	$(620,904)	$(11,910)	$(608,994)
Loss from holding non-monetary assets	145,398	—	145,398

	$(475,506)	$(11,910)	$(463,596)

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

NOTE 22 — GUARANTOR FINANCIAL INFORMATION

On June 24, 2002, the Company issued US$175 million in 13 3/4% Senior Notes due 2009. These notes are guaranteed, jointly and severally, on an unsecured basis by certain wholly owned and non-wholly owned subsidiaries of the Company. Additionally, upon the issuance of the Notes, the initial subsidiary Guarantors will also equally and ratably guarantee the 2006 and 2008 Notes (see Note 10).

Presented below is condensed consolidating financial information as of December 31, 2000 and 2001 and for the three years ended December 31, 2001 for (i) the parent Company, (ii) non-wholly owned combined guarantor subsidiaries, (iii) wholly owned guarantor subsidiaries, (iv) the combined non-guarantor subsidiaries, (v) eliminations and, (vi) the Company’s consolidated totals.

Where applicable the equity method has been used by the parent Company and guarantors with respect to their investments in certain subsidiaries for the respective periods presented. The Company has not presented separate financial statements for the wholly owned guarantor subsidiaries since management has determined that such information is not material to investors. The Company has presented separate financial statements the non-wholly owned subsidiaries. Other disclosures concerning the guarantor subsidiaries were not included because the management has determined that such information is not material to investors.

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non-Guarantor
	Parent	Non-Wholly owned	Wholly owned	Subsidiaries	Eliminations	Consolidated

Cash and temporary investments	$1,864	$525	$41,048	$212,274	$—	$255,711
Due from related parties	5,821,284	436,321	949,357	625,292	(7,832,254)	—
Other current assets	14,376	359,566	1,570,507	1,452,609	(115,235)	3,281,823
Investment in subsidiaries	6,599,039	—	337,101	—	(6,936,140)	—
Investment in affiliate	—	134,929	—	—	(134,929)	—
Property, plant and equipment, net	433,275	3,146,339	4,227,694	5,256,403	—	13,063,711
Other assets	724,950	38,667	224,781	58,166	(335,135)	711,429

Total assets	13,594,788	4,116,347	7,350,488	7,604,744	(15,353,693)	17,312,674
Due to related parties	1,577,680	1,193,177	4,799,768	262,337	(7,832,962)	—
Total other short-term liabilities	7,555,528	281,448	422,749	1,313,809	(103,145)	9,470,389
Total long-term liabilities	99,700	824,147	1,352,095	1,471,180	(335,135)	3,411,987

Total liabilities	9,232,908	2,298,772	6,574,612	3,047,326	(8,271,242)	12,882,376
Capital stock	4,672,466	4,125,496	1,651,522	3,208,835	(8,985,853)	4,672,466
Additional paid-in capital	1,222,835	—	—	—	—	1,222,835
Accumulated (deficit) retained earnings	(1,533,421)	(2,307,924)	(1,007,332)	1,729,649	1,585,607	(1,533,421)

Total majority interest	4,361,880	1,817,572	644,190	4,938,484	(7,400,246)	4,361,880
Total minority interest	—	3	131,686	(381,066)	317,795	68,418

Total shareholders’ equity	$4,361,880	$1,817,575	$775,876	$4,557,418	$(7,082,451)	$4,430,298

Total liabilities and shareholders’ equity	$13,594,788	$4,116,347	$7,350,488	$7,604,744	$(15,353,693)	$17,312,674

						—
Total majority interest	4,361,880	1,817,572	644,190	4,938,484	(7,400,246)	4,361,880
U.S. GAAP ADJUSTMENTS						—
Deferred income taxes	(484,107)	(264,408)	(526,310)	347,299	—	(927,526)
Deferred employee profit sharing	—	(381,859)	(520,401)	(124,579)	—	(1,026,839)
Purchase accounting adjustments:		—	—	—	—
* Accumulated negative goodwill	(1,719,166)	—	395,730	(2,906,586)	(395,730)	(4,625,752)
* Accumulated depreciation	297,725	—	(867)	425,522	867	723,247
Effect of fifth Amendment of Bulletin B-10:		—	—	—	—
* Fixed assets	56,564	530,838	648,088	2,310,863	—	3,546,353
* Fixed assets accumulated depreciation	(4,822)	96,465	185,327	(1,659,788)	—	(1,382,818)
Repurchase of Yankee Bonds:		—	—	—	—
* Loss on extinguishment of Yankee Bonds	(32,236)	—	—	—	—	(32,236)
* Accumulated amortization	15,374	—	—	—	—	15,374
Debt issuance cost:		—	—	—	—
* Reserval of capitalized debt issuance cost	(110,324)	—	—	—	—	(110,324)
* Accumulated amortization	5,491	—	—	—	—	5,491
Capitalization of financing cost:		—	—	—
* Capitalization of financing cost	—	—	—	58,245	—	58,245
* Accumulated amortization	—	—	—	(1,135)	—	(1,135)
Adjustment to fixed asset impairment	—	—	—	747,085	—	747,085
Adjustment to loss on sale of subsidiary	(236,973)	—	—	—	—	(236,973)
Deferred start up and research and development costs	—	(14,267)	(65,998)	(20,389)	—	(100,654)
Investment in subsidiaries	(1,100,703)	—	(89,347)	—	1,213,479	23,429
Effect of U.S. GAAP adjustments on minority interest	—	—	6	11,850	—	11,856

Total U.S. GAAP adjustment	(3,313,177)	(33,231)	26,228	(811,613)	818,616	(3,313,177)

Total U.S. GAAP stockholders’ equity	$1,048,703	$1,784,341	$670,418	$4,126,871	$(6,581,630)	$1,048,703

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non-Guarantor
	Parent	Non-Wholly owned	Wholly owned	Subsidiaries	Eliminations	Consolidated

Net sales	$—	$1,501,458	$3,916,167	$5,038,133	$(1,957,553)	$8,498,205
Total cost and operating expenses	11,400	1,320,579	3,345,827	3,237,037	(60,615)	7,854,228
Operating income	(11,400)	180,879	570,340	1,801,096	(1,896,938)	643,977
Other expense, net	40,085	(25,628)	(15,929)	(4,093)	(40,941)	(46,506)
Financing cost (income)	191,770	186,308	972,665	329,719	3,739	1,684,201
Special Items	(1,451,431)	—	—	—	—	(1,451,431)
Benefit (provision) for taxes	391,368	241,736	248,516	(329,749)	—	551,871
Income before special items and minority interest	(1,223,148)	210,679	(169,738)	1,137,535	(1,941,618)	(1,986,290)
Investment in subsidiaries	(2,322,775)	(46,255)	(43,247)	—	2,412,277	—
Extraordinary items	—	(338,010)	(158,595)	(1,071,073)	11,167	(1,556,511)
Net income before minority interest	(3,545,923)	(173,586)	(371,580)	66,462	481,826	(3,542,801)
Minority interest	—	(1)	57,570	(62,714)	2,023	(3,122)

Net income	$(3,545,923)	$(173,587)	$(314,010)	$3,748	$483,849	$(3,545,923)

U.S. GAAP ADJUSTMENTS
Deferred income taxes	(501,041)	(145,619)	512,303	(608,710)	134,073	(608,994)
Deferred employee profit sharing	—	(15,979)	216,458	(257,510)	10,605	(46,426)
Purchase accounting adjustments:	—	—	—	—	—	—
* Depreciation	44,600	—	—	106,334	—	150,934
Effect of fifth Amendment of Bulletin B-10	(1,329)	25,645	(4,349)	(39,798)	(41,773)	(61,604)
Loss on repurchase of Yankee Bonds	14,155	—	—	—	—	14,155
Debt issuance cost	(2,630)	—	—	—	—	(2,630)
Capitalization of financing cost	—	—	—	31,200	—	31,200
Equity swaps	—	—	—	(48,931)	—	(48,931)
Adjustment to fixed asset impairment	—	—	—	747,085	—	747,085
Adjustment to loss on sale of subsidiary	1,357,562		—	—		1,357,562
Adjustment to loss on sale of an affiliate company		84,666			(84,666)	—
Deferred start up and research and development costs	—	(14,267)	(65,998)	(20,389)	—	(100,654)
Equity swaps	(48,931)	—	—	48,931	—	—
Investment in subsidiaries	560,725	—	—	—	(560,725)	—
Equity in earnings of affiliate	—	—	(32,152)	—	32,152	—
Effect of U.S.GAAP adjustments on minority interest	—	—	(10,256)	1,670	—	(8,586)

Total U.S. GAAP adjustment	1,423,111	(65,554)	616,006	(40,118)	(510,334)	1,423,111

Net income (loss) for the year under U.S. GAAP	$(2,122,812)	$(239,141)	$301,996	$(36,370)	$(26,485)	$(2,122,812)

CONDENSED CONSOLIDATING STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2002 (Thousands of
constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non-Guarantor
	Parent	Non-wholly owned	Wholly-owned	Subsidiaries	Eliminations	Consolidated

Operating activities:
Net income before minority interest	$(3,545,923)	$(173,586)	$(371,580)	$66,462	$481,826	$(3,542,801)
Adjustments to reconciliate net income before minority interest to the net cash provided by operating activities	3,448,619	250,324	119,956	1,439,770	(2,304,723)	2,953,946
Net changes in operating assets and liabilities	72,508	(70,765)	(672,737)	(698,593)	1,820,821	451,234
Resources generated by (using in) operating activities	(24,796)	5,973	(924,361)	807,639	(2,076)	(137,621)
Financing activities:
Bank loans and Long-term debt, net	1,287,512	(805)	24,357	(512,415)	—	798,649
Other financing activities	—	—	(926)	(64,062)	2,076	(62,912)

Resources (used in) generated by financing activities	1,287,512	(805)	23,431	(576,477)	2,076	735,737
Investing activities:
Additions to property, plant and equipment, net	—	(7,902)	65,724	(363,076)	—	(305,254)
Investment in subsidiaries	(1,243,103)	—	1,024,887	13,446	—	(204,770)
Other financing activities	(343,603)	—	(160,915)	163,243	—	(341,275)

Resources (used in) generated by investing activities	(1,586,706)	(7,902)	929,696	(186,387)	—	(851,299)
Decrease in cash and temporary investments	(323,990)	(2,734)	28,766	44,775	—	(253,183)
Cash and temporary investments at the beginning of the year	325,854	3,259	12,282	167,499	—	508,894

Cash and temporary investments at the end of the year	$1,864	$525	$41,048	$212,274	$—	$255,711

CORPORACION DURANGO, S.A. DE C.V.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW
Year ended December 31, 2002
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non-Guarantor
	Parent	Non-wholly owned	Wholly owned	Subsidiaries	Eliminations	Consolidated

Operating activities:
U.S. GAAP net (loss) income	$(2,122,812)	$(239,141)	$301,996	$(36,370)	$(26,485)	$(2,122,812)
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	86,152	108,234	108,425	21,684	—	324,495
Deferred income taxes	36,498	(96,101)	(761,083)	808,776	—	(11,910)
Deferred employee profit sharing	—	15,978	(216,458)	246,906	—	46,426
Others	4,489,099	370,708	173,728	(5,190,193)	1,831,143	1,674,485
Adjustments to reconcile net income to net cash provided by operating activities	4,611,749	398,820	(695,388)	(4,112,828)	1,831,143	2,033,496
Net change in operating assets and liabilities	(916,809)	(31,350)	1,435,007	1,779,656	(1,802,582)	463,922

Cash flow (using in) provided by operating activities	1,572,128	128,329	1,041,615	(2,369,542)	2,076	374,606
Financing activities:
Short-term bank borrowings — net	2,117,784	—	57,211	1,552,047	—	3,727,042
Payments of long-term debt	(1,781,903)	(1,170)	(31,182)	(544,687)	—	(2,358,942)
Payment for debt issuance cost	—	—	—	(48,116)	—	(48,116)
Other provided by (used in) financing activities	—	—	(1,456,872)	1,458,948	(2,076)	—

Cash flow provided by (used in) financing activities	335,881	(1,170)	(1,430,843)	2,418,192	(2,076)	1,319,984

Investing activities:
Proceeds from sales of non-strategic assets	—	121	30,269	66,596	—	96,986
Acquisitions of fixed assets	—	(7,808)	(238,365)	(204,691)	—	(450,864)
Other investing activities — net	(2,158,955)	14,267	617,906	487,656	—	(1,039,126)

Cash flow (used in) provided by investing activities	(2,158,955)	6,580	409,810	349,561	—	(1,393,004)

Effect of inflation and exchange rate changes on cash and equivalents	(73,044)	(136,473)	8,184	(340,744)	—	(542,077)
Net (decrease) increase in cash and cash equivalents	(323,990)	(2,734)	28,766	57,467	—	(240,491)
Cash and cash equivalents at the beginning of the year	325,854	3,260	12,282	154,806	—	496,202

Cash and cash equivalents at the end of the year	$1,864	$526	41,048	212,273	$—	$255,711

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 31, 2001
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non-Guarantor
	Parent	Non-Wholly owned	Wholly owned	Subsidiaries	Eliminations	Consolidated

Cash and temporary investments	$325,854	$3,259	$12,282	$167,499	$—	$508,894
Due from related parties	5,457,127	305,256	28,386	188,653	(5,979,422)	—
Other current assets	161,324	380,164	1,700,736	1,929,662	(425,141)	3,746,745
Investment in subsidiaries	7,948,394	—	1,326,857	—	(9,275,251)	—
Investment in affiliate	—	535,319	—	—	(535,319)	—
Property, plant and equipment, net	401,795	3,624,806	4,055,991	8,406,392	—	16,488,984
Other assets	294,419	28,160	119,830	105,541	(15,042)	532,908

Total assets	$14,588,913	$4,876,964	$7,244,082	$10,797,747	$(16,230,175)	$21,277,531

Due to related parties	298,280	1,111,989	4,365,734	271,503	(6,047,506)	—
Total other short-term liabilities	607,348	279,697	392,720	1,561,305	(188,623)	2,652,447
Total long-term liabilities	5,848,469	1,083,226	1,489,110	2,511,086	(183,477)	10,748,414

Total liabilities	6,754,097	2,474,912	6,247,564	4,343,894	(6,419,606)	13,400,861
Capital stock	4,672,466	4,125,496	1,652,448	3,288,943	(9,066,887)	4,672,466
Additional paid-in capital	1,271,767	—	—	—	—	1,271,767
Accumulated (deficit) retained earnings	1,890,583	(1,723,448)	(804,066)	3,288,216	(760,702)	1,890,583

Total majority interest	7,834,816	2,402,048	848,382	6,577,159	(9,827,589)	7,834,816
Total minority interest	—	4	148,136	(123,306)	17,020	41,854

Total shareholders’ equity	7,834,816	2,402,052	996,518	6,453,853	(9,810,569)	7,876,670

Total liabilities and shareholders’ equity	$14,588,913	$4,876,964	$7,244,082	$10,797,747	$(16,230,175)	$21,277,531

Total majority interest	$7,834,816	$2,402,048	$848,382	$6,577,159	$(9,827,589)	$7,834,816
U.S. GAAP ADJUSTMENTS
Deferred income taxes	2,692	(102,164)	(357,403)	512,888	—	56,013
Deferred employee profit sharing	—	(365,881)	(736,859)	122,327	—	(980,413)
Purchase accounting adjustments:
* Accumulated negative goodwill	(1,719,166)	—	395,730	(4,696,180)	(395,730)	(6,415,346)
* Accumulated depreciation	253,125	—	—	391,032	—	644,157
* Reversal of loss on fixed assets	—	—	—	123,216	—	123,216
Effect of fifth Amendment of Bulletin B-10:
* Fixed assets	113,400	583,845	1,263,790	2,348,985	—	4,310,020
* Fixed assets accumulated depreciation	(5,363)	(58,279)	(149,625)	(1,001,435)	—	(1,214,702)
Repurchase of Yankee Bonds:
* Loss on extinguishment of Yankee Bonds	(32,236)	—	—	—	—	(32,236)
* Accumulated amortization	1,219	—	—	—	—	1,219
Debt issuance cost:
* Reserval of capitalized debt issuance cost	(84,578)	—	—	—	—	(84,578)
* Accumulated amortization	5,804	—	—	—	—	5,804
Capitalization of financing cost:
* Capitalization of financing cost	—	—	—	26,463	—	26,463
* Accumulated amortization	—	—	—	(553)	—	(553)
Effect of restatement of prior year amounts per Bulletin B-15	—	—	—	(237,599)	—	(237,599)
Investment in subsidiaries	(2,312,989)	—	—	—	2,312,989	—
Equity in earnings of affiliate	—	(84,666)	—	—	84,666	—
Effect of U.S. GAAP adjustments on minority interest	—	—	10,262	10,181	—	20,443

Total U.S. GAAP adjustment	(3,778,092)	(27,145)	425,895	(2,400,675)	2,001,925	(3,778,092)

Total U.S. GAAP shareholders’ equity	$4,056,724	$2,374,903	$1,274,277	$4,176,484	$(7,825,664)	$4,056,724

CONDENSED CONSOLIDATING INCOME STATEMENT

As of December 31, 2001
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non-Guarantor
	Parent	Non-Wholly owned	Wholly owned	Subsidiaries	Eliminations	Consolidated

Net sales	$—	$1,311,222	$3,968,557	$5,981,378	$(728,762)	$10,532,395
Total cost and operating expenses	(98,771)	1,095,876	3,441,549	4,443,565	616,571	9,498,790
Operating income	98,771	215,346	527,008	1,537,813	(1,345,333)	1,033,605
Other expense, net	70,032	(25,726)	7,273	(45,520)	(46,368)	(40,309)
Financing cost (income)	(619,071)	(34,033)	723,322	295,859	21,303	387,380
Amortization of negative goodwill	—	—	—	495,297	—	495,297
Benefit (provision) for taxes	(208,079)	61,394	117,103	56,334	—	26,752
Investment in subsidiaries	249,532	—	146,053	(476,601)	81,016	—
Equity income of affiliated company	—	36,754	—	—	(36,754)	—
Special items	—	(157,934)	—	(140,704)	—	(298,638)
Net income before minority interest	829,327	163,867	74,115	1,130,760	(1,368,742)	829,327
Minority interest	—	—	18,528	(24,695)	2,138	(4,029)

Net income	$829,327	$163,867	$92,643	$1,106,065	$(1,366,604)	$825,298

U.S. GAAP ADJUSTMENTS
Deferred income taxes	(34,491)	19,357	(50,251)	(211,092)	(28,648)	(305,125)
Deferred employee profit sharing	—	48,854	45,259	(53,423)	(25,889)	14,801
Purchase accounting adjustments:
* Amortization of negative goodwill	—	—	—	(449,203)	—	(449,203)
* Depreciation	44,601	—	—	122,129	—	166,730
Reversal of loss on fixed assets	—	—	—	123,216	—	123,216
Effect of fifth Amendment of Bulletin B-10	(1,792)	2,694	2,421	(52,572)	(12,811)	(62,060)
Loss on repurchase of Yankee Bonds	15,080	—	—	—	—	15,080
Debt issuance cost	(78,774)	—	—	—	—	(78,774)
Capitalization of financing cost	—	—	—	25,910	—	25,910
Effect of restatement of prior year amounts per Bulletin B-15				(5,264)		(5,264)
Investment in subsidiaries	(504,573)	—	—	—	504,573	—
Equity income of affiliated company	—	20,878	—	—	(20,878)	—
Effect of U.S.GAAP adjustments on minority interest	—	—	(1,091)	(140)	—	(1,231)

Total U.S. GAAP adjustment	(559,949)	91,783	(3,662)	(500,439)	416,347	(555,920)

U.S. GAAP net (loss) income before extraordinary items	269,378	255,650	88,981	605,626	(950,257)	269,378
Extraordinary loss — Extinguishment of debt, net of taxes	(29,963)	—	—	—	—	(29,963)

U.S. GAAP net (loss) income	$239,415	$255,650	$88,981	$605,626	$(950,257)	$239,415

CONDENSED CONSOLIDATING STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2001
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor Subsidiaries
				Non-Guarantor
	Parent	Non-wholly Owned	Wholly-owned	Subsidiaries	Eliminations	Consolidated

Operating activities:
Net income before minority interest	$829,327	$163,867	$74,115	$1,130,760	$(1,368,742)	$829,327
Adjustments to reconciliate net income before minority interest to the net cash provided by operating activities	(77,262)	(38,703)	(18,457)	(278,881)	221,379	(191,924)
Net changes in operating assets and liabilities:	(440,553)	(98,527)	262,507	630,855	(85,533)	268,749

Resources generated by operating activities	311,512	26,637	318,165	1,482,734	(1,232,896)	906,152
Financing activities:
Bank loans and Long-term debt, net	114,538	(128,482)	85,079	(721,615)	—	(650,480)
Other financing activities	—	(1,216)	—	—	1,216	—

Resources generated by (using in) financing activities	114,538	(129,698)	85,079	(721,615)	1,216	(650,480)
Investing activities:
Additions to property, plant and equipment, net	(109,843)	104,714	(326,517)	(13,945)	—	(345,591)
Investment in subsidiaries	1,092,860	—	(85,002)	—	(1,007,858)	—
Other investment activities	(1,130,366)	—	—	(1,321,545)	2,239,538	(212,373)

Resources generated by (using in) investing activities	(147,349)	104,714	(411,519)	(1,335,490)	1,231,680	(557,964)
Increase (decrease) in cash and temporary investments	278,701	1,653	(8,275)	(574,371)	—	(302,292)
Cash and temporary investments at the beginning of the year	47,153	1,606	20,557	741,870	—	811,186

Cash and temporary investments at the end of the year	$325,854	$3,259	$12,282	$167,499	$—	$508,894

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

Year ended December 31, 2001
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non-Guarantor
	Parent	Non-Wholly owned	Wholly owned	Subsidiaries	Eliminations	Consolidated

Operating activities:
U.S. GAAP Net income before extraordinary item	$269,378	$255,650	$88,981	$605,626	$(950,257)	$269,378
Adjustment to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	(35,744)	88,527	116,721	143,334	—	312,838
Deferred income taxes	125,311	(86,670)	(106,365)	132,028	—	64,304
Deferred employee profit sharing	—	(48,854)	(45,259)	79,312	—	(14,801)
Others	94,646	(110,511)	(139,034)	356,510	(266,531)	(64,920)
Adjustments to reconcile net income to net cash provided by operating activities	184,213	(157,508)	(173,937)	711,184	(266,531)	297,421
Cash flow provided by operating activities before	(469,645)	(733)	647,676	1,006,683	(523,423)	660,558
extraordinary items Extraordinary item	(29,964)	—	—	—	—	(29,964)
Net change in operating assets and liabilities	(499,609)	(733)	647,676	1,006,683	(523,423)	630,594

Cash flow provided by (using in) operating activities	(46,018)	97,409	562,720	2,323,493	(1,740,211)	1,197,393
Financing activities:
Short-term bank borrowings — Net	661,054	—	136,796	1,547,008	—	2,344,858
Payments of long term debt	(692,523)	(124,060)	(4,284)	(2,286,255)	—	(3,107,122)
Payment for debt issuance cost	—	—	—	(225,690)	—	(225,690)
Other provided by (used in) financing activities	—	(1,216)	—	—	1,216	—

Cash flow provided by (used in) financing activities	(31,469)	(125,276)	132,512	(964,937)	1,216	(987,954)

Investing activities:
Proceeds from sales of non-strategic assets	—	181,744	70,950	30,536	—	283,230
Acquisitions of fixed assets	(109,843)	(57,361)	(374,729)	(355,392)	—	(897,325)
Other investing activities — Net	65,444	—	(85,000)	(1,611,140)	1,738,995	108,299

Cash flow (used in) provided by investing activities	(44,399)	124,383	(388,779)	(1,935,996)	1,738,995	(505,796)
Effect of inflation and exchange rate changes on cash and cash equivalents	400,587	(94,863)	(314,728)	(4,087)	—	(13,091)
Net increase (decrease) in cash and cash equivalents	278,701	1,653	(8,275)	(581,527)	—	(309,448)
Cash and cash equivalents at beginning of year	47,153	1,606	20,557	736,334	—	805,650

Cash and cash equivalents at end of year	$325,854	$3,259	$12,282	$154,807	$—	$496,202

CONDENSED CONSOLIDATING INCOME STATEMENT

As of December 31, 2000
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non - Guarantor
	Parent	Non-Wholly owned	Wholly owned	Subsidiaries	Eliminations	Consolidated

Net sales	$—	$1,768,702	$4,954,495	$7,559,677	$(1,361,003)	$12,921,871
Total cost and operating expenses	6	1,619,020	4,070,301	4,396,172	1,369,898	11,455,397
Operating income	(6)	149,682	884,194	3,163,505	(2,730,901)	1,466,474
Other income (expense), net	306,323	(70,551)	(400,034)	145,486	2,390	(16,386)
Financing cost (income)	28,048	2,630	562,612	(146,392)	22,237	469,135
Amortization of negative goodwill	—	—	—	1,513,928	—	1,513,928
Benefit (provision) for taxes	4,390	(130,120)	(171,595)	(387,665)	—	(684,990)
Investment in subsidiaries	1,527,232	—	51,233	(2,606,758)	1,028,293	—
Equity income of affiliated company	—	(120,564)	—	—	120,564	—
Net income before minority interest	1,809,891	(174,183)	(198,814)	1,974,888	(1,601,891)	1,809,891
Minority interest	—	—	(104,075)	431,296	(151,903)	175,318

Net income	$1,809,891	$(174,183)	$(94,739)	$1,543,592	$(1,449,988)	$1,634,573

U.S. GAAP ADJUSTMENTS
Deferred income taxes	4,390	(85,677)	(631,510)	428,236	—	(284,561)
Deferred employee profit sharing	—	(22,448)	(228,169)	200,862	—	(49,755)
Purchase accounting adjustments:	—	—	—	—	—	—
* Amortization of negative goodwill	(325,267)	—	395,730	(1,161,479)	(395,730)	(1,486,746)
* Depreciation	—	—	—	204,015	—	204,015
Effect of fifth Amendment of Bulletin B-10	—	(1,785)	(8,554)	(58,575)	—	(68,914)
Effect of Bulletin B-15 on prior years	—	—	—	(24,651)	—	(24,651)
Equity swaps	—	—	—	(83,339)	—	(83,339)
Investment in subsidiaries	(1,478,927)	—	—	(12,944)	1,491,871	—
Equity income of affiliated company	—	(13,095)	—	—	13,095	—
Effect of U.S.GAAP adjustments on minority interest	—	—	9,981	159,484	—	169,465

Total U.S. GAAP adjustment	(1,799,804)	(123,005)	(462,522)	(348,391)	1,109,236	(1,624,486)

Net income (loss) for the year under U.S. GAAP	$10,087	$(297,188)	$(557,261)	$1,195,201	$(340,752)	$10,087

CONDENSED CONSOLIDATING STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2000
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non-Guarantor
	Parent	Non-wholly owned	Wholly-owned	Subsidiaries	Eliminations	Consolidated

Operating activities:
Net income before minority interest	$1,809,891	$(174,183)	$(198,814)	$1,974,888	$(1,601,891)	$1,809,891
Adjustments to reconciliate net income before minority interest to the net cash provided by operating activities	(1,674,219)	371,502	47,424	(322,062)	1,113,177	(464,178)
Net changes in operating assets and liabilities	111,302	(4,889)	910,700	(128,507)	(877,511)	11,095

Resources generated by operating activities	246,974	192,430	759,310	1,524,319	(1,366,225)	1,356,808
Financing activities:
Bank loans and Long-term debt, net	—	(10,807)	(64,262)	(210,895)	—	(285,964)
Other financing activities	1,415,837	(2,929)	—	2,160,999	(1,412,908)	2,160,999

Resources generated by (using in) financing	1,415,837	(13,736)	(64,262)	1,950,104	(1,412,908)	1,875,035
Investing activities:
Additions to property, plant and equipment, net	—	(177,290)	36,860	(951,624)	—	(1,092,054)
Investment in subsidiaries	(1,615,795)	—	(728,040)	(2,596,297)	2,779,133	(2,160,999)
Other investment activities	(14,052)	—	—	(91,196)	—	(105,248)

Resources generated by (using in) investing activities	(1,629,847)	(177,290)	(691,180)	(3,639,117)	2,779,133	(3,358,301)
Increase (decrease) in cash and temporary investments	32,964	1,404	3,868	(164,694)	—	(126,458)
Cash and temporary investments at the beginning of the year	14,189	202	16,689	906,564	—	937,644

Cash and temporary investments at the end of the year	$47,153	$1,606	$20,557	$741,870	$—	$811,186

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

Year ended December 31, 2000
(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Guarantor subsidiaries
				Non - Guarantor
	Parent	Non-Wholly owned	Wholly owned	Subsidiaries	Eliminations	Consolidated

Operating activities:
U.S. GAAP Net income	$10,087	$(297,188)	$(557,261)	$1,195,201	$(340,752)	$10,087
Adjustment to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	(46,059)	116,618	72,864	213,770	—	357,193
Deferred income taxes	19,014	208,147	509,999	(79,837)	—	657,323
Deferred employee profit sharing	(44,598)	22,445	228,169	(156,261)	—	49,755
Other	87,574	94,058	(686,564)	(1,458,810)	1,648,703	(315,039)
Adjustments to reconcile net income to net cash provided by operating activities	15,931	441,268	124,468	(1,481,138)	1,648,703	749,232
Net change in operating assets and liabilities	159,152	136,295	1,528,334	(1,016,274)	(877,511)	(70,004)

Cash flow provided by (using in) operating activities	185,170	280,375	1,095,541	(1,302,211)	430,440	689,315
Financing activities:		—
Short-term bank borrowings — Net	—	5,880	(3,962)	481,157	—	483,075
Payments of long term debt	(11,301)	(548)	(33,959)	(86,860)	—	(132,668)
Payment for debt issuance cost	—	—	—	(24,859)	—	(24,859)
Other provided by (used in) financing activities	1,415,837	(2,929)	—	—	(1,412,908)	—

		—	—	—		—
Cash flow provided by (used in) financing activities	1,404,536	2,403	(37,921)	369,438	(1,412,908)	325,548
Investing activities:
Proceeds from sales of non-strategic assets	—	45,932	228	38,680	(1,256,090)	(1,171,250)
Acquisitions of fixed assets	—	(231,660)	(7,419)	245,635	—	6,556
Other investing activities — Net	(1,524,570)	—	(728,040)	(85,793)	2,238,558	(99,845)

Cash flow (used in) provided by investing activities	(1,524,570)	(185,728)	(735,231)	198,522	982,468	(1,264,539)
Effect of inflation and exchange rate changes on cash	(32,172)	(95,649)	(318,521)	552,552	—	106,210
Net increase (decrease) in cash and cash equivalents	32,964	1,401	3,868	(181,699)	—	(143,466)
Cash and cash equivalents at beginning of year	14,189	205	16,689	918,033	—	949,116

Cash and cash equivalents at end of year	$47,153	$1,606	$20,557	$736,334	$—	$805,650

COMPAÑIA PAPELERA DE ATENQUIQUE,
S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000, 2001 AND 2002

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDARY
(subsidiary of Corporación Durango, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000, 2001 AND 2002

INDEX

Table of Contents	Page

Report of independent accountants	1 and 2
Financial statements:
Consolidated balance sheets as of December 31, 2001 and 2002	3
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	4
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002	5
Consolidated statements of changes in financial position for the years ended December 31, 2000, 2001 and 2002	6
Notes to the consolidated financial statements	7 to 36

REPORT OF INDEPENDENT ACCOUNTANTS

Guadalajara, Jal., March 8, 2003

To the Board of Directors and Shareholders of
Compañía Papelera de Atenquique, S. A. de C. V.
(formerly Compañía Industrial de Atenquique, S. A. de C. V.)

We have audited the accompanying consolidated balance sheets of Compañía Papelera de Atenquique, S. A. de C. V. and subsidiary (formerly Compañía Industrial de Atenquique, S. A. de C. V. and subsidiaries), as of December 31, 2001 and 2002 and the related consolidated statements of income, of changes in shareholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2002, which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía Papelera de Atenquique, S. A. de C. V. and subsidiary (formerly Compañía Industrial de Atenquique, S. A. de C. V. and subsidiary), as of December 31, 2001 and 2002 and the consolidated results of their operations, the changes in their shareholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 1 to the financial statements, from April to September 2001, the Company suspended its operations due to a labor conflict. All the expenses related to the severance payments paid to employees, suspension and restarting of the operations are presented as a special item in the income statements. Due to this all personnel was liquidated, and during September, 2001 the Company hired part of this personnel, restarting operations in that date. Severance amounted $103,648 net of $31,549 regarding to seniority premiums cancellation, and suspending cost and operation restarting amounted $54,286. These amounts are shown in the statements of income as a special item. Derived from mentioned, during 2001, the Company operated just seven months.

As mentioned in Note 11 the Company guarantees an issuance of debt of Corporación Durango, S. A. de C. V. “CODUSA” (holding company). Nevertheless, as mentioned in Note 1 b. CODUSA is in default with some covenants.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the Unites States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of the consolidated net income for each of the three year’s in the period ended December 31, 2002 and the determination of the consolidated shareholders’ equity as of December 31, 2002 and 2001, to the extent summarized in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers

C.P.C. José Luis Franco Murayama
Public Accountant

(2)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

BALANCE SHEET AS OF DECEMBER 31, 2001 AND 2002
(Notes 1, 2 and 3)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

ASSETS	2001	2002

CURRENT ASSETS:
Cash	$481	$1
Accounts receivable, net (Note 5)	9,124	43,006
Related parties (Note 14)	77,854	83,780
Inventories, net (Note 6)	49,806	41,029
Taxes recoverable	165	646
Prepaid	709	578

Total current assets	138,139	169,040
INVESTMENT IN AFFIILIATED COMPANY
(Note 7)	535,319	134,929
PROPERTY, PLANT AND EQUIPMENT — Net
(Note 8)	1,132,426	1,136,462
OTHER ASSETS	18,356	24,375

Total assets	$1,824,240	$1,464,806

	December 31,

LIABILITIES	2001	2002

CURRENT LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current portion of long-term debt (Note 9)	$1,056	$1,137
Bank overdraft	2,362	—
Trade accounts payable	42,625	78,412
Related parties (Note 14)	332,418	215,252
Value added tax	—	14,884
Accrued liabilities and other payables	20,292	112,377

Total current liabilities	398,753	422,062

LONG-TERM LIABILITIES
Long-term debt (Note 9)	3,235	2,348
Deferred income tax (Notes 3 and 13)	308,916	273,080
Pension plan and seniority premium (Note 10)	177	366

Total long-term liabilities	312,328	275,794

Total liabilities	711,081	697,856

Contingencies and commitments (Note 11)	—	—

CONTRIBUTED CAPITAL:
Capital stock (Note 12)	2,018,224	2,018,224

Retained earnings (Note 12)	(20,659)	(31,066)

Deficit from restatement	(510,270)	(846,071)

Deferred income tax	(374,140)	(374,140)

Total majority interest	1,113,155	766,947

Total minority interest	4	3

Total shareholders’ equity	1,113,159	766,950

Total liabilities and shareholders’ equity	$1,824,240	$1,464,806

The accompanying notes are an integral part of these consolidated financial statements.

(3)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2 and 3)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	2000	2001	2002

NET SALES	$631,530	$245,384	$527,827
COST OF SALES	(568,022)	(221,580)	(432,130)

Gross profit	63,508	23,804	95,697
SELLING,GENERAL AND ADMINISTRATIVE EXPENSES	(47,344)	(13,666)	(26,157)

OPERATING INCOME	16,164	10,138	69,540

Other expenses — Net	(23,632)	(5,032)	(7,127)

FINANCING COST (INCOME):
Interest expense — Net	(46,097)	(28,552)	(51,011)
Foreign exchange loss (gain) — Net	516	1,308	(40,584)
Gain from monetary position	14,901	9,577	16,546

	(30,680)	(17,667)	(75,049)

Loss before provisions for deferred income and asset tax, employee profit sharing	(38,148)	(12,561)	(12,636)

Provisions for:
Asset tax (Note 13)	—	(721)	(26)
Employee profit sharing (Note 13)	(40)	—	—
Deferred income tax (Note 13)	(16,179)	88,673	48,511

	(16,219)	87,952	48,485

(Loss) income before equity method and special item	(54,367)	75,391	35,849

Equity method (Note 7)	(120,563)	36,754	(46,255)

(Loss) income before special items	(174,930)	112,145	(10,406)

Special item for suspending plant’s operations and personnel lay-offs	—	(157,934)	—

Loss before minority interest	(174,930)	(45,789)	(10,406)

Minority interest	—	—	(1)

Net loss	($174,930)	($45,789)	($10,407)

The accompanying notes are an integral part of these consolidated financial tatements.

(4)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2 and 3)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		Retained earnings (Notes 12)

	Capital
	stock	Legal	Prior	Current	Deficit from
	(Note 12)	reserve	years	year	restatement

Balances as of January 1, 2000	$2,023,841	$27,234	$121,294	$51,957	($307,091)
Appropriation of 1999 net loss			51,957	(51,957)
Paid in capital	(2,151)		(160)		664
Minority interest
Comprehensive loss (Note 16)				(174,931)	(41,062)

Balance as of December 31, 2000	2,021,690	27,234	173,091	(174,931)	(347,489)
Appropriation of 2000 net income			(174,931)	174,931
Paid in capital	(3,466)	(14)	(250)		1,925
Comprehensive loss (Note 16)				(45,789)	(164,706)

Balances as of December 31, 2001	2,018,224	27,220	(2,090)	(45,789)	(510,270)
Appropriation of 2001 net loss			(45,789)	45,789
Comprehensive loss (Note 16)				(10,407)	(335,801)

Balances as of December 31, 2002	$2,018,224	$27,220	($47,879)	($10,407)	($846,071)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Total			Total
	Deferred	Majority	Minority	stockholder's
	income tax	interest	interest	equity

Balances as of January 1, 2000	$	$1,917,235	$7	$1,917,242
Appropriation of 1999 net loss
Paid in capital		(1,647)		(1,647)
Minority interest			(3)	(3)
Comprehensive loss (Note 16)	(374,729)	(590,722)		(590,722)

Balance as of December 31, 2000	(374,729)	1,324,866	4	1,324,870
Appropriation of 2000 net income
Paid in capital	589	(1,216)		(1,216)
Comprehensive loss (Note 16)		(210,495)		(210,495)

Balances as of December 31, 2001	(374,140)	1,113,155	4	1,113,159
Appropriation of 2001 net loss
Comprehensive loss (Note 16)		(346,208)	(1)	(346,209)

Balances as of December 31, 2002	($374,140)	$766,947	$3	$766,950

The accompanying notes are an integral part of these consolidated financial statements.

(5)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2 and 3)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

OPERATING ACTIVITIES:	2000	2001	2002

Net (loss) income before special items	($174,930)	$112,145	($10,407)
Items recognized in net income (loss) not requiring (generating) the use of resources:
Depreciation and amortization	51,024	31,310	41,052
Provision for seniority premiums and pensions, net	5,685	(28,857)	189
Equity method	120,563	(36,754)	46,255
Deferred income tax	16,179	(88,673)	(48,511)

	18,521	(10,829)	28,578
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses, net	7,677	59,521	(34,232)
Inventories	3,188	35,342	8,638
Other accounts payable and accrued expenses	21,678	52,610	35,642
Related parties — net	(2,951)	2,092	(18,340)
Other assets	—	(4,305)	(13,871)

Resources generated by operating activities	48,113	134,431	6,415

Special item:
Suspension of plant’s operations an personnel lay-offs	—	(157,934)	—

	48,113	(23,503)	6,415

FINANCING ACTIVITIES:
Bank loans	(1,023)	(1,227)	(805)
Paid in capital	(1,647)	(1,216)	—
Minority interest	(3)	—	—

Resources used in financing activities	(2,673)	(2,443)	(805)

INVESTING ACTIVITIES:
(Disposal) acquisition of property and equipment, net	(45,083)	26,003	(6,090)

Resources (used in) generated by investing activities	(45,083)	26,003	(6,090)

Increase (decrease) in cash	357	57	(480)
Cash at the beginning of the year	67	424	481

Cash at the end of the year	$424	$481	$1

The accompanying notes are an integral part of these financial statements.

(6)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 1 — ENTITY AND NATURE OF BUSINESS:

a.	Entity

Compañía Papelera de Atenquique, S.A. de C.V.(“COPASA”), is a subsidiary of Corporación Durango, S.A. de C.V., and owns 99.446% of stock of Forestal de Jalisco, S.A. de C.V. The main activity of COPASA and its subsidiary (collectively, the “Company ”)is the exploitation and transformation of forest products and manufacture and selling of Kraft and semikraft paper.

Early in 2001,the Company entered into negotiations with the union representing its employees, with the objective of terminating labor contracts still in effect after approximately 50 years. After a few months of negotiations, such contracts were terminated and the number of workers was reduced. As a result, the Company suspended operations from April 2001 to September 2001 and had severance payments and fixed cost amounting to $157,933. Such cost are shown in the income statements under the caption special item.

At the General Extraordinary Shareholders Meeting held on September 28, 2001, the shareholders of the Company approved the change of legal name from Compañía Industrial de Atenquique, S.A. de C.V. to Compañia Papelera de Atenquique, S.A. de C.V.

b.	Current status of the Holding Company (CODUSA)

In order to expand its production plant and continue to consolidate as a leader in the paper industry throughout Mexico and Latin America, Corporación Durango, S. A. de C. V., (CODUSA) and its subsidiaries have contracted significant financing from banks in Mexico and abroad, mainly in the U.S. Additionally, in different dates it placed certain debt bonds on the New York securities market. Both types of financing were realized in U.S. dollars. However, in 2002, CODUSA was severely affected by a combination of economic factors, such as the slowdown of the U.S. and the international economy, a significant drop in the world price of paper, a drastic reduction in the demand for manufactured products requiring the goods supplied by the companies of the Group, an increase in the cost of raw materials, electric power, gas and labor, and the entry of imported products into the Mexican market.

(7)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The above-mentioned negative economic events lead to a significant reduction in the generation of cash flow for CODUSA during the last quarter of fiscal year 2002, and CODUSA was unable to cover the payment of interest and capital on certain debts maturing in November and December 2002, which meant that it was unable to comply with certain obligations imposed by the banks and bondholders in order to maintain the maturity terms of the capital. Said loans and debt bonds have been classified as short term. Resulting in negative working capital and serious doubts as to the ability of CODUSA to continue in operation as a going concern.

As a result of the foregoing, CODUSA began a financial restructuring process in November 2002, by holding discussions with the banks and bondholders in an effort to agree on a debt refinancing plan and the sale of non-strategic assets.

In April 2003, CODUSA signed a “Forbearance Agreement”, most of the creditors have agreed to continue productive financial discussions regarding the terms of the recapitalization of the Company’s financial structure.

CODUSA’S expectation is that its financial structure will be enforced after the restructuring plan.

NOTE 2 — BASIS OF PRESENTATION AND CONSOLIDATION:

a.	Monetary Unit

Amounts in the consolidated financial statements and footnotes thereto are stated in thousands of Mexican Pesos (except for shares and per share amounts), as are the records of the Company, in conformity with corresponding laws. In these financial statements, references to “$” are to Mexican Pesos and references to “US$” are to U.S. Dollars.

b.	Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). Additionally, Bulletin A-8, “Supplementary Application of International Accounting Standards” states that where Mexican GAAP does not provide guidance, International Accounting Standards must be applied. A reconciliation from Mexican GAAP to Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) is included in Note 16.

(8)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

c.	Basis of consolidation

All significant inter-company accounts and transactions have been eliminated in the consolidation.

The consolidation was based on the audited financial statements of the individual subsidiary. The consolidated financial statements include the assets, liabilities and results of the subsidiary, in which the Company holds over 50% of common stock and exercises control over operating and financial activities.

NOTE 3 — ACCOUNTING POLICIES:

A summary of the Company’s significant accounting polices are as follows:

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

The Company’s consolidated financial statements have been prepared in accordance with integrated Bulletin B-10, “Effects of Inflation on Financial Information” and its amendments. Bulletin B-10 requires restatement of all financial statement items to Mexican Pesos of the most current purchasing power.

For comparative purposes, the consolidated financial statements presented herein have been restated to Mexican Pesos as of December 31, 2002 as follows:

1.	The financial statements as of December 31, 2001 have been restated to Mexican Pesos as of December 31, 2002 by applying to the year-end balances of constant Mexican Pesos as each period and inflation factor of 1.057, which is derived from the National Consumer Price Index (“NCPI”), published by Banco de México (the Central Bank of México).

(9)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Statement of changes in financial position

Bulletin B-12, “Statement of Changes in Financial Position” (Bulletin B-12), addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican Pesos as of the latest balance sheet date. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balances of the balance sheets in constant Mexican Pesos, excluding the effect from holding non-monetary assets. Bulletin B-12 also requires that monetary position and foreign exchange gains (losses) be excluded from non-cash items in the determination of resources provided by (used in) operating activities.

c.	Inventories

Inventories are valued at average cost, which does not exceed market value. The average cost approximates the last purchase price or production cost.

d.	Cost of sales

Cost of sales is determined on the estimated replacement value of the inventory as of the date on which sales were made.

e.	Investment in affiliated company

Investments in shares of affiliated company in which the percentage of ownership is less than 50% are valued using the equity method. According to this method, acquisition cost is modified proportionally to the changes after the date of acquisition in shareholders ‘equity accounts of the issuing companies. (Note 7)

f.	Property, plant and equipment

Property, plant and equipment are recorded at their acquisition cost, and are restated by applying factors derived from the NCPI to the historical cost, except machinery and equipment of foreign origin (GCPI) which are restated by applying factors derived from the general index of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance sheet date.

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Recurring maintenance and repairs expenditures are charged to operating expenses as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

The integral cost of financing attributable to assets under construction is capitalized. Capitalized integral financing cost include interest cost, gain from monetary position and foreign exchange gains or losses and are determined by the reference to the Company’s interest cost of outstanding borrowings directly attributable to the construction of assets. During 2000, 2001 and 2002 the Company did not capitalize any interest.

g.	Depreciation

Depreciation of property, plant and equipment is based upon the restated carrying value of the assets and calculated by the method of unit produced, based in their useful lives and the estimated production capacity as shown below:

Years

Buildings	25-50
Machinery and equipment	23-40
Office equipment	5-10
Transportation equipment	1-5
Computer equipment	1-3

h.	Pension plans, seniority premiums and indemnities

In accordance with Mexican Federal Labor Law, the Company’s employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3 “Labor Obligations”, the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with the necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age.

The cost of the employee retirement plans (seniority premiums), both formal and informal, is recognized as expense in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method.

(11)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

In accordance with Mexican Federal Labor Law, other compensations, based on length of service, to which employees may be entitled in the event of dismissal or death, are charged to income in year in which become payable.

i.	Payments for retirements and terminations

Payments for retirements and terminations are charged to income in the period in which they occur.

j.	Revenue recognition

Sales are recognized upon delivery of products and customer acceptance. Revenues are recognized only when the Company has transferred to the buyer the risks and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be measured reliably.

k.	Income tax and employee statutory profit sharing

The Company recognized deferred income tax through the comprehensive asset and liability method, which consists in determining said tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities at the date of the financial statements. Beginning on January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4, “Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing”. The accrued effect of this accounting change, effective January 1, 2000, originated a net increase in the deferred tax liability in the amount of $374,729 and a reduction of shareholders’ equity of the same amount. Employee’s statutory profit sharing is determined at a 10% rate on the taxable income of the companies, adjusted accordingly to the previous of the Mexican income tax law.

l.	Foreign currency transactions

Transactions denominated in foreign currency are recorded in Mexican Pesos at the exchange rate in effect at the date they are consummated. Assets and liabilities in foreign currency are translated into Mexican Pesos at the exchange rate in effect as of the balance sheet date. Exchange differences resulting from such translations are recognized in income for the year.

(12)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

m.	Shareholders’ equity

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

n.	Comprehensive income

As of January 1, 2001, Bulletin B-4 “Comprehensive Income”, entered into effect. This bulletin requires that the various components of shareholders’ equity resulting from non-owner transactions be shown in the statement of changes in shareholders’ equity under the item of comprehensive income (loss).

NOTE 4 — FOREIGN CURRENCY POSITION:

As of December 31, the Mexican Pesos to the U.S. Dollar exchange rate was as follows:

2001	$9.1695
2002	$10.4393

As of December 31, 2001 and 2002 the Company had the following foreign currency monetary assets and liabilities:

	Thousands of U.S. Dollars

	2001		2002

Assets	US$	1,747	US$	2,915

Short-term liabilities		(649)		(33,447)
Long-term liabilities		(334)		(334)

		(983)		(33,781)

Net monetary position	US$	764	(US$	30,866)

(13)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The Company’s foreign currency transactions were as follows:

	Year ended December 31

	2000		2001		2002

	Thousands of U.S. Dollars

Sales	US$	438	US$	206	US$	2,867
Purchases		(1,886)		(321)		(12,256)
Purchases of fixed assets		(1,410)		(691)		—
Interest expense		(144)		(36)		(4,163)
Loans payments		(26)		(78)		(109)
Other		(117)		(131)		(5)

	(US$	3,145)	(US$	1,051)	(US$	13,666)

NOTE 5 — ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	2001	2002

Trade	$5,750	$40,907
Other	4,361	3,033

	10,111	43,940
Less — Allowance for doubtful accounts	987	934

	$9,124	$43,006

NOTE 6 — INVENTORIES:

Inventories consist of the following:

	2001	2002

Finished products	$7,489	$5,564
Raw materials	18,488	9,234
Direct material and spare parts	16,357	16,322
Merchandise in transit	2,135	5,216
Advances to suppliers	5,446	4,797

	49,915	41,133
Less — Allowance for obsolescence	109	104

	$49,806	$41,029

(14)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 7 — INVESTMENT IN AFFILIATED COMPANY:

The Company holds a 41.97% in Envases y Empaques de México, S.A. de C.V.; summarized financial information for the Company’s equity-basis investment was as follows:

	2000	2001	2002

Income statement information:
Revenues	$1,825,796	$1,591,010	$1,586,107
Operating income (loss)	312,843	213,794	397,272
Net income (loss)	(288,127)	87,917	(137,082)
Financial position information:
Current assets	$1,182,910	$892,658	$789,709
Long-term assets	3,086,042	2,893,198	1,157,498
Current liabilities	626,919	588,489	1,306,069
Long-term liabilities	2,147,767	1,922,007	327,572
Equity	1,494,266	1,275,360	313,566

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following:

	December 31

	2001	2002

Land	$228,072	$228,072
Buildings	587,153	587,153
Machinery and equipment	1,518,331	1,572,840
Transportation equipment, computer, furniture and other	394,198	455,209
Construction in process	951	4,146

	2,728,705	2,847,420
Less — Accumulated depreciation	(1,596,279)	(1,710,958)

	$1,132,426	$1,136,462

Depreciation for the years ended December 31, 2000, 2001 and 2002 was $38,946, $19,181 and $37,983, respectively.

In 2001, the Company sold its secondary fiber treatment plan to Arrendadora Bank of America, S.A. for the amount of $35,629:revenue and cost of this sale are recognized in income for the year. The net loss generated in such transaction amounted to $1,217 and is included in other expenses. This plant was reacquired through a financial lease agreement by Corporation Durango, S.A. de C.V., who in turn sublease it to COPASA.

(15)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 9 — DEBT:

	December 31,

	2001	2002

Bank loan for US$786 with Nacional Financiera, S.A. (NAFINSA). Variable interest rate at LIBOR plus 0.8125% up to 1.25%. The loan will be repaid in 52 quarterly installments from January 1995, thorough 2006. Balance as of December 31, is US$443 and US$334 in 2001 and 2002, respectively. This loan is collateralized with the machinery and equipment acquired with this credit, collateral provided by Corporación Durango, S. A. de C. V	$4,291	$3,485

Short-term debt as of December 31,	1,056	1,137

Long-term debt as of December 31,	$3,235	$2,348

NOTE 10 — PENSION PLANS AND SENIORITY PREMIUM:

The valuation of labor obligations for seniority premiums covers all employees and is generally based on length of service, age of the employee and remuneration at the date of dismissal.

In early 2001,the Company entered into negotiations with the union representing its employees, with the objective of terminating labor contracts still in effect after approximately 50 years regarding its operations. After a few months of negotiations, such contracts were terminated.

In connection with the negotiation mentioned above, all the employees were legally terminated. As a consequence of this settlement, all the employees, accumulated benefits under the previous plan were extinguished. As of December 31, 2000, the portion of the projected benefit obligation based on the expected future compensation levels of the terminated employees was $99,853. The Company also had an unrecognized net obligation of $68,304 that was treated as unrecognized prior service cost. The remaining expected future years of service associated with those employees present at the date of transition was completely eliminated due to the legal termination of employees. Accordingly, the total amount of the previous unrecognized net obligation was amortized and the pension liability extinguished.

The Company paid termination benefits to its employees, and recognized a net loss of $103,648, which includes a gain related to the contractual pension obligation extinguishment amounting to $31,549.

(16)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

After this settlement, the Company rehired some of the previous terminated personnel and established a new pension plan for all the eligible employees.

The valuation of labor obligations for retirement pensions and seniority premiums covers all employees. The principal financial data related to these obligations is as follows:

	December 31,

	2001	2002

Current benefit obligation	$30	$45

Net current liability	$30	$45

Projected benefit obligation	$222	$248
Unamortized transition asset	(45)	(43)
Unamortized differences in assumption and experience adjustment	—	161

Projected net liability	$177	$366

	December 31,

	2001	2002

Amortization period (years):
Transition asset	19	19
Rate pondered of discount	5%	5%

The net cost for the year consisted of the following:

	December 31,

	2000	2001	2002

Service cost	$174	$173	$192
Amortization of prior service cost	—	2	3
Financial cost for the year	2	2	3
Amortization per annual	—	—	(9)

	$176	$177	$189

Prior service cost (transition liability) and actuarial losses are recorded through charges to income using straight-line method over the average remaining service life over which employees are expected to receive the benefits.

(17)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The following actuarial assumption were used to determine the present value of accumulated plan benefits for pension plans and seniority premiums (excluding inflation effects):

	December 31,

	2000	2001	2002

Discount rate	5%	5%	5%
Salary increase rate	5%	5%	5%

NOTE 11 — CONTINGENCIES AND COMMITMENTS:

The company has the following contingencies and commitments:

I.	Contingencies:

a.	The Company is contingently liable for indemnities payable to employees in case of dismissal under certain circumstances as provided by the Mexican Federal Labor Law. As of December 31, 2002, no obligations were recognized in the financial statements.

b.	The Company may be subject to a contingent liability for additional taxes resulting from reviews of the tax returns filed by the Company, if its interpretation criteria differs from that of the Mexican tax authorities.

The Company considers that the final resolution for these situation will not have any material impact on its financial condition or results of operations.

c.	As of December 31, 2002 labor suits existed, derived from personnel liquidation on September, 2001. These suits are in process and the contingency is estimated for $7,000 approximately. As considered this amount not material, this amount was not recorded.

II.	Commitments:

a.	The Company guarantee the Corporación Durango, S. A. de C. V. (Holding Company) financing obtained with Banamex, S. A. for U.S.$75,336.

b.	The Company guarantees the payment of principal and interest and other amounts if any, of certain loans of its parent “CODUSA”.

(18)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

At December 31, 2002 such loans were in default and in the process to be restructured by CODUSA.

As of December 31, 2002, the aggregate outstanding amount of these loans was US$487.1 million.

NOTE 12 — CAPITAL STOCK AND RETAINED EARNINGS:

As of December 31, 2002, the nominal capital stock amounted to $398,107, and the fixed minimum portion without a right to withdrawal was $100, represented by 100,000 common nominative shares without par value. The variable portion of capital stock amounted to $398,007 represented by 1,710,711 nominative shares without par value.

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

c.	Under Mexican corporate law, the Company is not permitted to declare or pay dividends if the dividends from its subsidiaries are not received first. Additionally, neither the Company nor its subsidiaries is permitted to declare or pay dividends as a result of the negative covenants established in the debt instruments placed in the Mexican and international markets.

d.	On August 2001, the Company reimbursed shares originated a decrease in capital for $1,216.

NOTE 13 — PROVISION FOR INCOME AND ASSET TAXES:

The income tax (“ISR”) provision at December 31, is comprised as follows:

	2000	2001	2002

Asset taxes	$—	($721)	($26)
Employee profit sharing	(40)	—	—
Deferred income tax	(16,179)	88,673	48,511

	($16,219)	$87,952	$48,485

(19)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

As of December 31, 2002 and 2001, the main components of deferred income tax are as follow:

	2001	2002

Inventories	$21,772	$14,950
Property, plant and equipment — net	1,007,920	958,800
Deferred asset	18,356	24,375
Advances from customers	(154,646)	(103,501)
Tax loss carry-forwards	(4,123)	(32,516)
Estimate for asset valuation	(987)	(934)
Other	(5,048)	(6,371)

	883,244	854,803
Income tax rate	35%	32%

Deferred income tax	309,135	273,537
Recoverable asset tax	(219)	(457)

Income tax payable	$308,916	$273,080

Of the deferred income tax recorded as of December 31, 2001 and 2002 $1,016 and $1,822, was recorded directly to the restatement of non-monetary assets within shareholders’ equity as it resulted from temporary differences generated by non-monetary items, principally inventories and property, plant and equipment.

As of December 31, 2002, the Company had tax loss carryforwards in the approximate amount of $31,914, which are subject to an additional NCPI restatement and may reduce future years’ taxable income for income tax purposes as shown below:

Year of expiration	Amount

2005	$2,557
2009	987
2011	93
2012	28,277

$31,914

(20)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Asset tax is calculated at a rate of 1.8% on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such years. As of December 31, 2002, the asset tax carryforwards totaled $457.

The reconciliation between the statutory and effective income tax is shown below:

	December 31,

	2000	2001	2002

	%	%	%
ISR at the statutory rate	35.00	35.00	(35.00)
Increase (decrease) in effective ISR rate due to:
Net effect of the comprehensive financing cost	(10.50)	(1.90)	48.28
Non-deductible expenses	(2.88)	(0.19)	(27.76)
Inflation effects	13.76	1.37	7.24
Other	(25.16)	31.48	80.86
Change of statutory tax rate	—	—	(7.76)

Effective income tax rate	10.22	65.76	65.86

As a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate (35%) will be reduced annually to a nominal rate of 32% in 2005. Consequently, the effect of this gradual decrease in the income tax rate is estimated to reduce the deferred income tax liability by approximately $25,644 in 2002.

The holding of the Company is authorized by the Ministry of Finance and Public Credit to file Income Tax returns on a consolidated basis with some of its Mexican subsidiaries.

The employee’s profit sharing is calculated by applying the rate 10% over the ISR bases in accordance with the special rules set-forth in the income tax law.

NOTE 14 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

     a.     Balances as of December 31, 2001 and 2002 are as follows:

(21)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	2001	2002

Recoverable:
Envases y Empaques de México, S. A. de C. V	$47,087	$28,002
Empaques de Cartón Titán, S. A. de C. V	14,357	21,513
Cartonpack, S. A. de C. V	8,938	17,144
Ponderosa Industrial de México, S. A. de C. V	438	686
Productora Nacional de Papel, S. A. de C. V	—	4,013
Empaques de Cartón Titán Monterrey, S. A. de C. V	—	933
Cajas y Corrugados de Chihuahua, S. A. de C. V	—	2,803
Fabrica Mexicana de Papel, S. A. de C. V	—	8,210
Others	7,034	476

	$77,854	$83,780

Payable:
Corporación Durango, S. A. de C. V	$164,800	$182,811
Industrias Centauro, S. A. de C. V	165,805	25,654
Durango Mc Kinley Paper, Co.	—	6,382
Porteadores de Durango, S. A. de C. V	—	405
Others	1,813	—

	$332,418	$215,252

b.	Figures include the following transactions with related parties:

	2000	2001	2002

Revenues:
Sales	$533,668	$219,117	$429,892
Rents	12,888	13,372	12,869
Interest	1,253	1,303	1,265
Others	—	—	23,546

	$547,809	$233,792	$467,572

Expenses:
Interest	$56,020	$40,739	$61,999
Rent	—	1,979	4,277
Purchases	89,138	20,954	139,808
Administrative services paid	13,912	16,121	7,833
Others	7,549	6,659	2,055

	$166,619	$86,452	$215,972

NOTE 15 — NEW ACCOUNTING STANDARDS:

In November 2001, the MIPA issued revised Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“Bulletin C-9”), which supersedes existing Bulletin C-9,

(22)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

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

NOTE 16 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP:

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

(23)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The principal differences between Mexican GAAP and U.S. GAAP, other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

Reconciliation of consolidated net loss:

		Years ended December 31,

		2000	2001	2002

Net loss under Mexican GAAP		($174,930)	($45,789)	($10,407)
Deferred income taxes	i	(36,915)	(9,290)	(11,546)
Deferred employee profit sharing	i	(12,624)	22,965	(5,374)
Effect of fifth amendment to Bulletin B-10	ii	(18,130)	(10,118)	(16,128)
Deferred start-up and research and development	iii	—	—	(14,267)
Equity income of affiliated company	iv	(13,097)	20,878	84,666

U.S. GAAP net income (loss)		($255,696)	($21,354)	$26,944

Reconciliation of consolidated stockholders’ equity:

		Years ended December 31,

		2000	2001	2002

Total shereholders’ equity corresponding to majority interest under Mexican GAAP		$1,324,866	$1,113,155	$766,947
Deferred income taxes	i	(256,243)	(264,518)	(264,146)
Deferred employee profit sharing	i	(192,735)	(169,770)	(175,144)
Effect of fifth amendment of Bulletin B-10:	ii
• Fixed assets		1,289,070	1,405,148	1,292,032
• Fixed assets accumulated depreciation		(572,487)	(640,221)	(561,345)
Deferred start-up and research and Development cost	iii	—	—	(14,267)
Investment in affiliate company	iv	(155,652)	(84,666)	—

Total U.S. GAAP shareholders’ equity		$1,436,819	$1,359,128	$1,044,077

(24)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Provided below is an analysis of the changes in shareholders’ equity under U.S. GAAP:

	Year ended December 31

	2001	2002

Balance at beginning of the year	$1,436,819	$1,359,128
Paid in capital	(1,216)	—
Net income (loss) under U.S. GAAP	(21,354)	26,944
Deficit from restatement	(113,583)	(323,883)
Effect of Fifth Amendment of Bulletin B-10	58,462	(18,112)

Balance at end of the year	$1,359,128	$1,044,077

Comprehensive loss

Comprehensive loss under Mexican GAAP is as follows:

	Years ended December 31

	2000	2001	2002

Mexican GAAP net loss	($174,930)	($45,789)	($10,407)

Other comprehensive loss	(415,791)	(164,706)	(335,801)
Paid in capital	664	2,514	—

	(415,127)	(162,192)	(335,801)

Comprehensive loss	($590,057)	($207,981)	($346,208)

Accumulated comprehensive loss	($722,221)	($884,413)	($1,220,211)

(25)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The components of other accumulated comprehensive loss is as follows as of December 31, 2000, 2001 and 2002:

		(Loss)	Other
	Effect of	from holding	accumulated
	adoption of	non monetary	comprehensive
	Bulletin D-4	assets (1)	loss

Balance at January 1, 2000	$—	($307,091)	($307,091)
Paid in capital	—	664	664
Current period changes	(374,729)	(41,062)	(415,791)

Balances at December 31, 2000	(374,729)	(347,489)	(722,218)
Paid in capital	589	1,925	2,514
Current period changes	—	(164,706)	(164,706)

Balances at December 31, 2001	(374,140)	(510,270)	(884,410)
Current period changes	—	(335,801)	(335,801)

Balances at December 31,2002	($374,140)	($846,071)	($1,220,211)

(1)	For 2000, 2001 and 2002 the loss from holding non-monetary assets includes deferred tax effect of Bulletin D-4 of $11,384, $1,014 and $11,920, respectively, as a result of the adoption.

i.     Deferred income tax and employee profit sharing

Statement of Financial Accounting Standards No. 109 “Accounting For Income Taxes” (“SFAS No.109”) requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which in management’s opinion, are more likely than not that they are not expected to be realized). The subsequent realization of this benefit does not affect the income tax provision.

(26)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Temporary differences under FAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Bulletin D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including monetary gains or losses are allocated between tax provision, deficit from restatement monetary gain or loss.

The significant components of income and asset tax expense under U.S. GAAP were as follows:

	Year ended December 31,

Income and asset tax expense (benefit):	2000	2001	2002

Current	$—	$721	$26

Deferred	48,314	(80,320)	(36,210)

Income and asset tax provision	$48,314	($79,599)	($36,184)

The income tax and profit sharing effects of significant items comprising the Company’s net deferred income tax and profit sharing assets and liabilities under U.S. GAAP are as follows:

	December 31,

	2001	2002

Deferred income tax liabilities (assets):
Inventories	$17,432	$14,577
Inventory Rule 106	(8,613)	(7,416)
Property, plant and equipment	620,747	559,273
Other assets	6,424	8,044
Allowance for doubtful accountant	(346)	—
Provisions	(60,320)	(37,253)
Asset tax credits	(479)	—
Tax loss carryforwards	(1,411)	—

Total net deferred income tax liabilities	$573,434	$537,225

(27)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

Deferred employee's profit sharing liabilities (assets):	2001	2002

Inventory	$4,981	$4,487
Inventory Rule 106	(2,461)	(2,317)
Property, plant and equipment	186,032	181,271
Other assets	1,836	2,437
Allowance for doubtful account	(98)	—
Provisions	(20,390)	(14,706)
Exchange rate fluctuations	(130)	3,971

Total net deferred employee profit sharing liability	$169,770	$175,143

The deferred income tax and profit sharing classification in the condensed balance sheet as of December 31, 2001 and 2002 is as follow:

		December 31, 2001

	Deferred	Deferred
	income tax	profit sharing	Total

Deferred income tax (assets) Current	($68,933)	($22,949)	($91,882)
Long term	(1,890)	—	(1,890)

	(70,823)	(22,949)	(93,772)
Deferred income tax liability Current	17,087	4,981	22,068
Long term	627,171	187,738	814,909

	644,258	192,719	836,977

Deferred income tax, Net	$573,435	$169,770	$743,205

(28)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

		December 31, 2002

	Deferred	Deferred
	income tax	profit sharing	Total

Deferred income tax (assets)
Current	($37,253)	($14,706)	($51,959)
Long term	—	—	—

	(37,253)	(14,706)	(51,959)
Deferred income tax liability
Current	7,161	2,170	9,331
Long term	567,317	187,679	754,996

	574,478	189,849	764,327

Deferred income tax, net	$537,225	$175,143	$712,368

Under U.S. GAAP, employee profit sharing is recorded as an operating expense.

For the year ended December 31, 2001 and 2002, the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability:
At December 31, 2000	$397,512	$653,755	($256,243)
At December 31, 2001	$308,916	$573,435	($264,519)

Net change	($88,596)	($80,320)	($8,276)

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability:
At December 31, 2001	$308,916	$573,435	$	(264,519)
At December 31, 2002	273,080	537,225		(264,145)

Net change	($35,836)	($36,210)		($374)

(29)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The net change in the deferred tax liabilities during 2001 and 2002 was allocated to the following components:

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability in 2001:
Deferred tax expense	($88,672)	($80,320)	($8,352)
Monetary gain on initial balance	(16,690)	—	(16,690)
Monetary loss on current period change	15,752	—	15,752

	(89,610)	(80,320)	(9,290)
Loss from holding non-monetary assets	1,014	—	1,014

	($88,596)	($80,320)	($8,276)

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability in 2002:
Deferred tax expense	($48,511)	($36,210)	($12,301)
Monetary gain on initial balance	(14,506)	—	(14,506)
Monetary loss on current period change	15,261	—	15,261

	(47,756)	(36,210)	(11,546)
Loss from holding non-monetary assets	(11,920)	—	(11,920)

	$(35,836)	($36,210)	($374)

ii.     Effect of fifth amendment to Bulletin B-10 (Modified)

As mentioned in Note 2, the Company elected, as a result of the adoption of the Fifth Amendment to Bulletin B-10 (Modified), to restate its non-monetary assets of foreign origin based on the change of the Mexican peso against the foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate.

This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under U.S. GAAP, these assets, which are used in Mexico, are adjusted by the Mexican NCPI and depreciation is calculated using the adjusted basis. iii. Deferred star up and research and development costs.

(30)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

In 2002, under Mexican GAAP the Company deferred certain costs in relation to the reconstruction of a manufacturing plant (Ponderosa Industrial de México, S. A. de C. V.) and the development of a new paper manufacturing process. Under U.S. GAAP SFAS No. 2, “Accounting for Research and Development Costs” and SOP 98-5, “Reporting on the Costs of Start-up Activities” require that the Company expense the start up and research and development costs as incurred. As such, at December 31, 2002 the start up and reserve and development costs have been included in the calculation of net income under U.S. GAAP.

The following tables present the Company’s condensed balance sheets as of December 31, 2001 and 2002 and statements of income for the three years ended December 31, 2000, 2001 and 2002, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2002 constant pesos, using the Mexican NCPI factor:

iv.     Equity in Earnings of Affiliates

The Company’s net investment in Envases y Empaques de Mexico under U.S. GAAP differs from that recorded under Mexican GAAP due to the method of accounting of the fifth amendment of Bulletin B-10 and the deferred income taxes of its interest in Centauro.

During the year Envases y Empaques de Mexico sold its interest in Centauro. The U.S. GAAP carrying value of such interest was different to the carrying value recorded under Mexican GAAP due to the difference mentioned in the preceding paragraph. As a result the Company recognized a gain due to the reversal of the U.S. GAAP adjustments.

	December 31,

	2001	2002

Investment in Envases y Empaques de Mexico:
Mexican GAAP	$535,319	$134,929
U.S. GAAP	450,653	219,595

Adjustment	$84,666	($84,666)

	Year ended December 31,

	2000	2001	2002

Net income (loss) under Mexican GAAP	($120,563)	$36,754	($46,255)
Net income under US GAAP	(133,660)	57,632	38,411

Adjustment	($13,097)	$20,878	$84,666

(31)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

CONDENSED BALANCE SHEETS:	At December 31,

ASSETS	2001	2002

Current assets:
Cash and cash equivalents	$481	$1
Accounts receivable, net	9,289	43,006
Related Parties	77,854	83,780
Inventories, net	49,806	41,029
Deferred income tax and employee profit sharing	91,882	51,959
Other	709	1,224

Total current assets	230,021	220,999
Property, plant and equipment	1,897,354	1,867,149
Investments in associates	450,652	134,929
Deferred income tax and employee profit sharing	1,890	—
Other assets	18,355	10,108

Total assets	$2,598,272	$2,233,185

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Short-term debt, notes payable and current portion of long-term debt	$1,056	$1,137
Bank overdraft	2,362	—
Related Parties	332,418	215,252
Accrued liabilities and other payable	62,915	205,673
Deferred income tax and employee profit sharing	22,068	9,331

Total current liabilities	420,819	431,393

Long-term debt	3,235	2,348
Seniority premiums	177	368
Deferred income tax and employee profit sharing	814,909	754,996

Total long-term liabilities	818,321	757,712

Total liabilities	1,239,140	1,189,105

Minority interest	4	—

Shareholders’ equity	1,359,128	1,044,080

Total liabilities and shareholders’ equity	$2,598,272	$2,233,185

(32)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Years ended December 31,

CONDENSED STATEMENTS OF INCOME:	2000	2001	2002

Net sales	$631,530	$253,616	$527,827
Cost of sales	568,022	221,580	432,130

Gross profit	63,508	32,036	95,697
Selling, general and administrative expenses	78,137	166,983	61,928

Operating income	(14,629)	(134,947)	33,769

Financing cost:
Interest expense	46,099	28,553	51,011
Foreign loss (gain) — net	(516)	(1,307)	40,582
Gain from monetary position	(10,122)	(8,639)	(17,300)

	35,461	18,607	74,293

Other (expense) income, net	(23,632)	(5,031)	(7,127)
Equity income of affiliated Company	(133,660)	57,632	38,411

	(157,292)	52,601	31,284

Income (loss) before provision for income and asset taxes, minority interest, special items and discontinued operations	(207,382)	(100,953)	(9,240)

Provision for:
Income and asset tax expense	48,314	(79,599)	(36,184)

Net income (loss)	($255,696)	($21,354)	$26,944

(33)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

SUPPLEMENTAL U.S. — GAAP DISCLOSURES

Cash flow information

Under U.S. GAAP, pursuant to SFAS 95, “Statement of Cash Flows”, a statement of cash flow is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. SFAS 95 establishes specific presentation requirements and additional disclosures, but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (the “SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flow has been included in separate line after cash flows from financing activities.

The U.S. GAAP statements of cash flow for the year ended December 31, 2000, 2001 and 2002 are as follows:

(34)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Years ended December, 31,

	2000	2001	2002

Operating activities:
U.S. GAAP Net loss	($255,696)	($21,354)	$26,944
Adjustment to reconcile net income to net cash flow provided by operating activities:
Depreciation and amortization	69,152	41,427	41,052
Deferred income taxes	48,314	(80,321)	(36,210)
Deferred employee profit sharing	12,624	(22,965)	5,374
Allowance for doubtful accounts	1	—	44
Inventory obsolescence allowance	56	1,310	—
Gain on monetary position	(10,122)	(8,639)	(17,300)
Gain on sale of fixed assets	294	1,141	(47)
Equity income of affiliated Company	133,659	(57,632)	(38,411)
Unrealized foreign exchange loss, net	3,576	2,637	9,030

	1,858	(144,396)	(9,524)
Changes in operating assets and liabilities:
Accounts receivable, net	(45,564)	41,540	(42,468)
Inventories, net	3,270	34,031	8,638
Prepaid expenses	—	(4,305)	(13,833)
Other liabilities	55,002	74,664	66,298

Cash flow provided by (used in) operating activities:	14,566	1,534	(9,111)

Financing activities:
Payments of long-term debt	(549)	(764)	(1,170)
Minority interest	(3)	—	(1)
Paid in capital	(1,647)	(1,216)	—

Cash flow used in financing activities	(2,199)	(1,980)	(1,171)

Investing activities:
Acquisitions of fixed assets	(56,124)	(11,810)	(5,652)
Proceeds from sale of non-strategic assets	722	36,069	72
Other assets	—	—	14,267

Cash flow used in investing activities	(55,402)	24,259	8,687

Effect of inflation and exchange rate changes on cash and cash equivalents	43,393	(23,756)	17,107
Net increase (decrease) in cash and cash equivalents	358	57	(480)
Cash and cash equivalents at beginning of year	64	424	481

Cash and cash equivalents at end of year	$422	$481	$1

(35)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Years ended December, 31,

Supplemental cash flow disclosures:
	2000	2001	2002

Cash paid during the year for:
Interest, net of capitalized interest	$411	$355	$172
Income and asset tax	318	589	878

Supplemental balance sheet information:

•	Inventories

Included in inventories are $5,447 and $4,757 of advances to suppliers that were reclassified for US GAAP purposes to other accounts receivable.

•	Accrued liabilities and other current payables:

Included within accrued liabilities and other current payables as of December 31, 2001 and 2002 are customers’ advances ($74 and $86, respectively) and accrued freight costs ($472 and $832, respectively).

The following table presents the rollforward of the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002:

	Years ended December, 31

	2000	2001	2002

Balance at the beginning of the period	($1,318)	($1,031)	($988)
Effects of inflation	116	43	54
Increase in the allowance	(1)	—	—
Write-offs	172	—	—

Balance at the end of the period	($1,031)	($988)	($934)

(36)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The following table presents the rollforward of the inventory obsolescence allowance for the years ended December 31, 2000, 2001 and 2002:

	Years ended December, 31

	2000	2001	2002

Balance at the beginning of the period	($113)	($117)	($110)
Effects of inflation	8	5	50
Increase in the allowance	(56)	(1,310)	(44)
Write-offs	44	1,312	—

Balance at the end of the period	($117)	($110)	($104)

Risks and uncertainties

•	Environmental matters

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

(37)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

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

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force (“EITF”) Issue 94-3,“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring” (“EITF 94-3”). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date of commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statement.

(38)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

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

(39)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

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

(40)

COMPAÑIA PAPELERA DE ATENQUIQUE, S. A. DE C. V. AND SUBSIDIARY
(subsidiary of Corporación Durango, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

_ _ _ _ _ _ _ _ _ _

(41)

INDUSTRIAS CENTAURO, S. A. DE C. V.
(subsidiary of Corporación Durango, S. A. de C. V.)

FINANCIAL STATEMENTS

DECEMBER 31, 2000, 2001 AND 2002

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, April 8, 2003

To the Board of Directors and Shareholders of
Industrias Centauro, S. A. de C. V.:

We have audited the accompanying balance sheets of Industrias Centauro, S. A. de C. V., as of December 31, 2001 and 2002 and the related statements of income, of changes in shareholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2002, which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industrias Centauro, S. A. de C. V., as of December 31, 2001 and 2002 and the results of their operations, the changes in their shareholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

(F-1)

As mentioned in Note 11 the Company guarantees an “issuance of debt” of its holding Company “Corporación Durango, S.A. de C.V. (CODUSA)”. Nevertheless, as mentioned in (Note 1 b) CODUSA is in default with some covenants.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the Unites States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of the net income for each of the three years in the period ended December 31, 2002 and the determination of the shareholders’ equity as of December 31, 2001 and 2002, to the extent summarized in Note 16. to the financial statements.

PricewaterhouseCoopers

Alberto Gutiérrez Hinojosa
Public Accountant

(F-2)

INDUSTRIAS CENTAURO, S. A. DE C. V.
(subsidiary of Corporación Durango, S.A. de C.V.)

BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2002
(Notes 1, 2 and 3)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

	2001	2002

ASSETS
CURRENT ASSETS:
Cash and temporary investments	$2,779	$524
Accounts receivable, net (Note 5)	75,072	56,561
Related parties (Note 14)	227,402	352,541
Taxes recoverable	14,493	11,235
Inventories, net (Note 6)	230,796	206,511

Total current assets	550,542	627,372
PROPERTY, PLANT AND EQUIPMENT, net (Note 7)	2,492,380	2,009,877
OTHER ASSETS (Note 8)	9,803	14,292

Total assets	$3,052,725	$2,651,541

LIABILITIES
CURRENT LIABILITIES:
Trade accounts payable	$79,271	$55,448
Related parties (Note 14)	884,323	977,925
Accrued liabilities and other payables	26,828	17,332
Employee profit sharing	898	904
Income tax payable	1,613	954

Total current liabilities	992,933	1,052,563

LONG TERM LIABILITIES:
Deferred tax (Notes 3; and 13)	769,369	546,862
Pension plans and seniority premiums (Note 10)	1,530	1,491
Total liabilities	1,763,832	1,600,916

Contingencies and btments (Note 11)	—	—

SHAREHOLDERS’ EQUITY
CONTRIBUTED CAPITAL
Capital stock (Note 12)
Nominal	868,435	868,435
Restatement	1,238,837	1,238,837

	2,107,272	2,107,272

Retained earnings (Note 12)	331,736	168,556
Deficit from restatement	(524,439)	(599,527)
Deferred income tax	(625,676)	(625,676)

Total shareholders’ equity	1,288,893	1,050,625

Total liabilities and shareholders’ equity	$3,052,725	$2,651,541

The accompanying notes are an integral part of these financial statements.

(F-3)

INDUSTRIAS CENTAURO, S. A. DE C. V.
(subsidiary of Corporación Durango, S.A. de C.V.)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2 and 3)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	2000	2001	2002

NET SALES	$1,137,172	$1,057,607	$973,631
COST OF SALES	896,659	745,124	757,369

Gross profit	240,513	312,483	216,262
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	106,993	107,275	104,923

OPERATING INCOME	133,520	205,208	111,339

Other expense, net	46,918	20,694	18,501

Financing cost (income):
Interest expense	50,047	53,196	67,887
Interest income	(9,949)	(20,402)	(34,622)
Foreign exchange loss (gain), net	14,613	(48,885)	112,216
Gain from monetary position	(82,759)	(35,609)	(34,222)

	(28,048)	(51,700)	111,259

Income (loss) before provisions for income taxes and employee profit sharing	114,650	236,214	(18,421)

Provision for income tax, employee profit sharing and impairments:
Current Income tax (Note 13)	—	(1,647)	—
Employee profit sharing (Note 13)	—	(916)	(956)
Deferred income tax (loss) benefit (Note 13)	(113,900)	(23,995)	194,207

	(113,900)	(26,558)	193,251

Impairment loss (Note 3)	—	—	(338,010)

Net income (loss)	$750	$209,656	($163,180)

The accompanying notes are integral part of these financial statements.

(F-4)

INDUSTRIAS CENTAURO, S. A. DE C. V.
(subsidiary of Corporación Durango, S.A. de C.V.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2 and 3)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

			Retained earnings (Note 12):
	Capital stock (Note 12)							Total
			Legal	Prior	Current	Deficit from	Deferred	shareholders'
	Nominal	Restatement	reserve	year	year	restatement	income tax	equity

Balances as of January 1, 2000	$869,594	$1,239,969	$10,827	($120,648)	$231,151	($228,477)		$2,002,416
Paid in capital	(1,159)	(1,132)						(2,291)
Appropriation of 1999 net income				231,151	(231,151)			—
Comprehensive loss (Note 16)					750	(85,357)	($625,676)	(710,283)

Balances as of December 31, 2000	868,435	1,238,837	10,827	110,503	750	(313,834)	(625,676)	1,289,842
Appropriation of 2000 net income				750	(750)			—
Comprehensive loss (Note 16)					209,656	(210,605)		(949)

Balances as of December 31, 2001	868,435	1,238,837	10,827	111,253	209,656	(524,439)	(625,676)	1,288,893
Appropriation of 2001 net income				209,656	(209,656)			—
Comprehensive loss (Note 16)					(163,180)	(75,088)		(238,268)

Balances as of December 31, 2002	$868,435	$1,238,837	$10,827	$320,909	($163,180)	($599,527)	($625,676)	$1,050,625

The accompanying notes are integral part of these financial statements.

(F-5)

INDUSTRIAS CENTAURO, S. A. DE C. V.
(subsidiary of Corporación Durango, S.A. de C.V.)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2 and 4)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	2000	2001	2002

OPERATING ACTIVITIES:
Net income (loss)	$750	$209,656	($163,180)
Items recognized in net income not (generating) requiring the use of resources:
Depreciation and amortization	63,809	59,912	67,182
Impairment loss			338,010
Others	337	363	355
Deferred income tax	113,900	23,995	(194,207)

	178,796	293,926	48,160
Changes in operating assets and liabilities:
Decrease in accounts receivable, net	54,792	14,871	18,511
(Increase) decrease in inventories	23,316	(2,112)	24,285
(Increase) in other assets	(6,386)	(10,702)	(4,489)
Increase (decrease) in other accounts payable and accrued expenses	31,818	(82,720)	(55,372)
Decrease in related parties, net	(138,020)	(163,123)	(31,537)

Resources generated by (used in) operating activities	144,316	50,140	(442)

FINANCING ACTIVITIES:
Bank loans	(9,784)	(127,254)	—
Decrease in capital	(1,278)		—

Resources used in financing activities	(11,062)	(127,254)	—

INVESTING ACTIVITIES:
Net decrease (additions) to property, plant and equipment, net	(132,210)	78,711	(1,813)

Resources (used in) generated by investing activities	(132,210)	78,711	(1,813)

Increase (decrease) in cash and temporary investments	1,044	1,597	(2,255)
CASH AND TEMPORARY INVESTMENTS AT THE BEGINNING OF THE YEAR	138	1,182	2,779

CASH AND TEMPORARY INVESTMENTS AT THE END OF THE YEAR	$1,182	$2,779	$524

The accompanying notes are an integral part of these financial statements.

(F-6)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 1 — ENTITY AND NATURE OF BUSINESS:

a. Entity

Industrias Centauro, S. A. de C. V. (The Company) is a subsidiary of Empaques de Cartón Titan, S. A. de C. V. and its main activity is the manufacturing and selling of Kraft paper and semi Kraft paper.

During 2002, Empaques de Cartón Titán, S. A. de C. V. sold to Corporación Durango, S.A. de C.V. (CODUSA), 71.494 shares of Industrias Centrauro, S. A. de C. V., represented by 8,378,308 Series “A” shares, and 373,399,784 Series “B” shares, which were ordinary, nominative without par value. Since the date of this operation, the Company is a subsidiary of CODUSA.

At the General Extraordinary Shareholders Meeting held on June 13, 2000, the shareholders of the Company approved the change in legal name from Celulosa y Papel de Mexico, S.A. de C.V. to Industrias Centauro, S.A. de C.V.

b. Current status of the Holding Company (CODUSA)

In order to expand its production plant and continue to consolidate as a leader in the paper industry throughout Mexico and Latin America, CODUSA and its subsidiaries have contracted significant financing from banks in Mexico and abroad, mainly in the U.S. Additionally, in different dates it placed certain debt bonds on the New York securities market. Both types of financing were realized in U.S. dollars. However, in 2002, CODUSA was severely affected by a combination of economic factors, such as the slowdown of the U.S. and the international economy, a significant drop in the world price of paper, a drastic reduction in the demand for manufactured products requiring the goods supplied by the Companies of the Group, an increase in the cost of raw materials, electric power, gas and labor, and the entry of imported products into the Mexican market.

The above-mentioned negative economic events lead to a significant reduction in the generation of cash flow for CODUSA during the last quarter of fiscal year 2002, and CODUSA was unable to cover the payment of interest and capital on certain debts maturing in November and December 2002, which meant that it was unable to comply with certain obligations imposed by the banks and bondholders in order to maintain the maturity terms of the capital.

(F-7)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Said loans and debt bonds have been classified as short term, resulting in negative working capital and serious doubts as to the ability of CODUSA to continue in operation as a going concern.

As a result of the foregoing, CODUSA began a financial restructuring process in November 2002, by holding discussions with the banks and bondholders in an effort to agree on a debt refinancing plan and the sale of non-strategic assets.

In April 2003, CODUSA signed a “Forbearance Agreement”; most of the creditors have agreed to continue productive financial discussions regarding the terms of the recapitalization of CODUSA.

CODUSA’S expectation is that its financial structure will be enforced after the restructuring plan.

NOTE 2 — BASIS OF PRESENTATION:

a. Monetary unit

Amounts in the financial statements and footnotes thereto are stated in thousands of Mexican Pesos (except for shares and per share amounts), as are the records of the Company, in conformity with corresponding laws. In these financial statements, references to “$” are to Mexican Pesos and references to “US$” are to U.S. Dollars.

b. Basis of presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). Additionally, Bulletin A-8, “Supplementary Application of International Accounting Standards” states that where Mexican GAAP does not provide guidance, International Accounting Standards must be applied. A reconciliation from Mexican GAAP to Generally Accepted Accounting Principles in the United States of America. (“US GAAP”) is included in Note 16.

(F-8)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 3 — ACCOUNTING POLICIES:

A summary of the Company’s significant accounting polices are as follows:

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

The Company’s financial statements have been prepared in accordance with Bulletin B-10, “Effects of Inflation on Financial Information” and its amendments. Bulletin B-10 requires restatement of all financial statement items to Mexican Pesos of the most current purchasing power.

For comparative purposes, the financial statements presented herein have been restated to Mexican Pesos as of December 31, 2002, by applying to the year-end balances of constant Mexican Pesos of each period an inflation (5.7%) derived from the National Consumer Price Index (“NCPI”), published by Banco de México (the Central Bank of Mexico).

Statement of changes in financial position. Bulletin B-12, “Statement of Changes in Financial Position” Bulletin B-12, addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican Pesos as of the latest balance sheet date. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balances of the balance sheets in constant Mexican Pesos, excluding the effect from holding non-monetary assets. Bulletin B-12 also requires that monetary position and foreign exchange gains (losses) be excluded from non-cash items in the determination of resources provided by (used in) operating activities.

c.	Inventories

Inventories are valued at average cost, which does not exceed market value. The average cost approximates the last purchase price or production cost.

(F-9)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Cost of sales is determined on the estimated replacement value of the inventory as of the date on which sales were made.

d.	Property, plant and equipment

Property, plant and equipment are recorded at their acquisition cost, and are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin (GCPI) which are restated by applying factors derived from the general index of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance sheet date.

Recurring maintenance and repairs expenditures are charged to operating expenses as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

The integral cost of financing attributable to assets under construction is capitalized. Capitalized integral financing cost include interest cost, gain from monetary position and foreign exchange gains or losses and are determined by the reference to the Company’s interest cost of outstanding borrowings directly attributable to the construction of assets. During 2000, 2001 and 2002 the Company did not capitalize any interest.

e.	Depreciation

Depreciation of property, plant and equipment is based upon the restated carrying value of the assets and calculated by the method of units produced, based on their useful lives and the estimated production capacity as shown below:

Years

Buildings	25-50
Machinery and equipment	23-40
Office equipment	5-10
Transportation equipment	1-5
Computer equipment	1-3

(F-10)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

f.	Pension plans, seniority premiums and indemnities

In accordance with Mexican Federal Labor Law, the Company’s employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, “Labor Obligations”, the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age.

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

g.	Payments for retirements and terminations

Payments for retirements and terminations are charged to income in the period in which they occur.

h.	Revenue recognition

Sales are recognized upon delivery of products and customer acceptance. Revenues are recognized only when the Company has transferred to the buyer the risks and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be measured reliably.

i.	Deferred income tax and employee statutory profit sharing

The Company recognized deferred income tax through the comprehensive asset and liability method, which consists in determining said tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities at

(F-11)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

the date of the financial statements. Beginning on January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4, “Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing”. The accrued effect of this accounting change, effective January 1, 2000, originated a net increase in the deferred tax liability in the amount OF $625,676 and a reduction of shareholders’ equity of the same amount Employee’s statutory profit sharing is determined at a 10% rate on the taxable income of the companies, adjusted accordingly to the previous of the Mexican income tax law.

j.	Foreign currency transactions

Transactions denominated in foreign currency are recorded in Mexican Pesos at the exchange rate in effect at the date they are consummated. Assets and liabilities in foreign currency are translated into Mexican Pesos at the exchange rate in effect as of the balance sheet date. Exchange differences resulting from such translations are recognized in income for the year.

k.	Long-lived assets

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

During 2002, the Company evaluated the value of its long-lived assets, which was determined with expected future cash flow generated during the useful lives of the assets evaluated, which extends from 10 to 15 years after 2003. As a result, the Company recorded $329,220 as an impairment loss for fixed assets (see Note 7).

l.	Shareholders’ equity and retained earnings

The capital stock, retained earnings, additional paid-in-capital and comprehensive income accounts include the effect from restatement, determined by applying the NCPI factor from the date when capital was contribute and from the year in which the results were determined. The restatements represent the amounts required to maintain the contributions and accumulated results in constant Mexican Pesos as of December 31, 2002.

(F-12)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

m.	Comprehensive income

As of January 1, 2001, Bulletin B-4 “Comprehensive Income”, entered into effect. This bulletin requires that the various components of shareholders’ equity resulting from non-owner transactions be shown in the statement of changes in shareholders’ equity under the item of comprehensive income (loss).

NOTE 4 — FOREIGN CURRENCY POSITION:

As of December 31, the Mexican Peso to the U.S. Dollar, exchange rate was as follows:

2001	$9.1695
2002	$10.4393

As of April 8, 2003, the date of issuance of these financial statements, the exchange rate was of $10.6896 Mexican Pesos per U.S. Dollar.

As of December 31, 2001 and 2002 the Company had the following foreign currency monetary assets and liabilities:

	Thousands of U.S. Dollars

	2001		2001

Assets	US$	2,186	US$	1,087
Liabilities		(1,340)		(1,234)

Net monetary position	US$	846	US$	(147)

(F-13)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The Company’s foreign currency transactions were as follows:

	Year ended December 31

	2000		2001		2002

	Thousands of U.S. Dollars
Sales	US$	5,005	US$	2,838	US$	1,387
Purchase of fixed assets and inventories		(9,789)		(3,353)		(2,354)
Interest expense		(1,037)		(566)		—

	US$	(5,821)	US$	(1,081)	US$	(967)

NOTE 5 — ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

	December 31,

	2001	2002

Trade	$75,680	$57,982
Other	2,498	371

	78,178	58,353
Less — Allowance for doubtful accounts	3,106	1,792

	$75,072	$56,561

NOTE 6 — INVENTORIES:

Inventories consist of the following:

(F-14)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31,

	2001	2002

Finished products	$3,978	$3,962
Raw materials	39,296	24,103
Direct material and spare parts	52,928	52,685
Merchandise in transit	126,763	118,979
Advanced payment to suppliers	12,519	11,218

	235,484	210,947
Less — Allowance for obsolescence	4,688	4,436

	$230,796	$206,511

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following:

	December 31,

	2001	2002

Land	$104,651	$104,590
Buildings	612,389	612,030
Machinery and equipment	2,823,218	2,760,199
Transportation equipment, data-processing equipment, furniture and other	297,645	300,976
Construction-in-progress	2,941	4,751

	3,840,844	3,782,546
Less — Accumulated depreciation	1,348,464	1,443,449
Less – Impairment loss	—	329,220

	$2,492,380	$2,009,877

(1)  As of December 31, 2002, the company recorded a $338,010 impairment reserve for the fixed assets of a number of subsidiaries which, according to company calculations, are not recoverable

(F-15)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

with the cash generated during the useful lives of the assets evaluated, which extends from 10 to 15 years after 2003. The deferred income tax effect for this reserve was $108,163.

The procedure for determining the effect of impairment of a fixed asset was as follows:

The projected cash flow was determined for the remaining useful lives of the fixed assets, which was compared to the value of the assets at December 31, 2002. A discount rate was applied to the projected cash flow, determined considering company risk factors and debt level, among others, and was compared to the book value at the balance sheet date.

If the value of the cash flow exceeded the value of the assets, no additional calculations were made. Otherwise, in the case of the companies at which the cash flow was less than the value of the fixed assets, an impairment effect was determined.

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $63,809, $59,912 and $50,695, respectively.

CODUSA tested certain long-lived assets for recoverability in 2002 in response to significant adverse changes in business climate occurring during the year (see Note 1 b and 3 k).

As of December 31, 2002, the Company recorded $338,010 impairment loss for the fixed assets. The deferred income tax effect for this reserve resulted in a benefit of $108,163.

NOTE 8 — OTHER ASSETS:

Other assets consist of the following:

	December 31,

	2001	2002

Other investments	$2,636	$2,494
Prepaid expenses	6,756	11,614
Intangible pension asset — labor obligation	411	184

	$9,803	$14,292

(F-16)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 9 — FINANCIAL INSTRUMENTS:

a.	As of December 31, 2001 and 2002, the carrying amount of cash and temporary investments, accounts receivable, trade accounts payable and accrued liabilities and other accounts payable approximate their fair value because of their short maturity. The net carrying value of accounts receivables represent the cash flow expected to be received by the Company.

b.	The financial instruments which potentially are subject to a concentration of credit risk are principally cash and temporary investments and trade account receivable. The Company deposits and invests its excess cash in recognized financial institutions. There were no customers exceeding 10% of the net sales for any of the period presented.

(F-17)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 10 — PENSION PLANS AND SENIORITY PREMIUMS:

a.	The valuation of labor obligations for retirement pensions and seniority premiums covers all employees. The principal financial data related to these obligations is as follows:

	December 31,

	2001	2002

Current benefit obligation	$1,530	$1,491

Net current liability	$1,530	$1,491

Projected benefit obligation	$1,974	$1,890
Unamortized transition asset	(1,155)	(1,023)
Unamortized differences in assumptions and experience adjustment	253	440

Projected net liability	1,072	1,307
Additional minimum liability	458	184

Intangible pension asset — labor obligation	$1,530	$1,491

	December 31,

	2001	2002

Amortization period (years):
Transition asset	22	21
Experience adjustment	26	25

(F-18)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The net cost for the year consisted of the following:

	December 31,

	2000	2001	2002

Service cost	$205	$237	$238
Amortization of prior service cost	60	40	29
Financial cost for the year	72	86	88

	$337	$363	$355

Prior service cost (transition liability) and actuarial losses are recorded through charges to income using straight-line method over the average remaining service life over which employees are expected to receive the benefits.

The following actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans and seniority premiums (excluding inflation effects):

	December 31,

	2000	2001	2002

Discount rate	5%	5%	5%
Salary increase rate	5%	5%	5%

NOTE 11 — CONTINGENCIES AND COMMITMENTS:

The company has the following contingencies and commitments:

I.	Contingencies:

a.	The Company is contingently liable for indemnities payable to employees in case of dismissal under certain circumstances as provided by the Mexican Federal Labor Law. As of December 31, 2001 and 2002, no obligations were recognized in the financial statements.

(F-19)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

b.	The Company may be subject to a contingent liability for additional taxes resulting from reviews of the tax returns filed by the Company, if its interpretation criteria differs from that of the Mexican tax authorities.

c.	The Company guarantees the Senior Notes issued by its holding company for US$175 million, which have a maturity on July 15, 2009, payable semiannually, bearing interest at 13.75% per annum.

The Company considers that the final resolution for these situations will not have any material impact on its financial conditions or results of operations.

II.	Commitments:

a.	As of December 31, 2001, the Company leases certain equipment under non-cancelable operating leases with its parent. CODUSA Rental expense under these leases was approximately US$912 for the years ended December 31, 2001.

As of December 31, 2001, estimated future minimum lease payments under non-cancelable operating leases were as follows:

2002	US$	2,449
2003		2,449
2004		2,449
2005		2,449
2006		2,449
2007		1,943

	US$	14,188

b.	The Company guarantees the payment of principal and interest and other amounts if any, of certain loans of its parent “CODUSA”.

At December 31,2002 such loans were in default and in the process to be restructured by CODUSA.

(F-20)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

As of December 31, 2002, the aggregate outstanding amount of these loans was US$487.1 million.

NOTE 12 — CAPITAL STOCK AND RETAINED EARNINGS:

As of December 31, 2002 the nominal capital stock amounted to $78,455 and represents the fixed minimum portion without a right to withdrawal consisting of 8,623,800 Series “A” common shares, entitled, with no par value, totally subscribed and paid. The variable portion of capital stock amounted to $789,980 represented by 540,800,195 Series “B” common and entitled shares.

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

c.	Under Mexican corporate law, the Company is not permitted to declare or pay dividends if the dividends from its subsidiaries are not received first. Additionally, neither the Company nor its subsidiaries are permitted to declare or pay dividends as a result of the negative covenants established in the debt instruments placed in the Mexican and international markets.

d.	On July 4, 2000 and August, 2000, the Board of Directors approved the reduction of the variable portion of the Company’s capital stock by $402,636 and $390,962 Series “B” common shares, respectively.

(F-21)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 13 — INCOME TAX, EMPLOYEE’S STATUTORY PROFIT SHARING AND ASSET TAXES:

The income tax (“ISR”) provision at December 31, 2000, 2001 and 2002 is comprised as follows:

	2000	2001	2002

ISR current	$(40,153)	$(43,557)	$—
ISR deferred	(113,900)	(23,995)	194,207
Employees’ statutory profit sharing	—	(916)	(956)
Loss carryforwards	40,153	41,910	—

	$(113,900)	$(26,558)	$193,251

As of December 31, 2001 and 2002, the main components of the deferred income tax are as follows:

	2001	2002

Inventories	$230,796	$206,883
Property, plant and equipment, net	1,968,603	1,533,459
Other assets	7,012	11,798
Liability provisions	(4,635)	(39,281)

	2,201,776	1,712,859
Income tax rate	35%	32%

Deferred income tax	770,622	548,115
Recoverable tax on assets	1,253	1,253

Income tax payable	$769,369	$546,862

Of the deferred income tax recorded as of December 31, 2001 and 2002, $2,246 and $2,365, respectively, were recorded directly to the restatement of non-monetary assets within shareholders’ equity as it resulted from temporary differences generated by non-monetary items, principally inventories and property, plant and equipment.

(F-22)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

During the years ended December 31, 2000, and 2001, the Company amortized tax loss carryforwards amounting to $114,723 and $119,743, respectively and obtained a benefit it of $40,153 and $41,910, respectively.

As of December 31, 2002 the Company had tax loss carryforwards in the approximate amount of $35,998, which are subject to an additional NCPI restatement and may reduce future years’ taxable income for income tax purposes. This tax loss was generated in 2002 and expires in 2012.

Asset tax is calculated at a rate of 1.8% on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such years. As of December 31, 2002, this item amounts $1,253.

The reconciliation between the statutory and effective income tax rate is shown below.

	December 31,

	2000	2001	2002

	%	%	%
ISR at the statutory rate	35.00	35.00	(35.00)
Increase (decrease) in effective ISR rate due to:
Net effect of the comprehensive financing cost	(35.46)	(0.88)	2.36
Non-deductible expenses	2.51	0.97	72.58
Change of statutory tax rate	—	—	(31.53)
Other	97.48	(24.19)	56.41

Effective income tax rate	99.53	10.90	64.82

As a result of the amendments to the Income Tax Law approved on January 1,2002,beginning in 2003,the Income Tax rate (35%)will be reduced annually to a nominal rate of 32% in 2005. Consequently, the effect of this gradual decrease in the income tax rate is estimated to reduce the deferred income tax liability by approximately $51,386 in 2002.

(F-23)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The holding of the Company is authorized by the Ministry of Finance and Public Credit to file income tax returns on a consolidated basis with some of its Mexican subsidiaries.

The Employee’s Profit Sharing is calculated by applying the rate 10% over the ISR (IR) bases in accordance with the special rules set-forth in the income tax law.

NOTE 14 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

a.	Balances as of December 31, 2001 and 2002 are as follows:

	December 31,

	2001	2002

Accounts receivable:
Envases y Empaques de México, S. A. de C. V	$54,805	$91,426
Papelera Heda, S. A. de C. V	42,617	74,588
Empaques de Cartón Titán, S. A. de C. V		95,380
Compañía Pepelera de Atenquique, S. A. de C. V	61,013	26,043
Others	68,967	65,104

	$227,402	$352,541

	December 31,

	2001	2002

Accounts payable:
Corporación Durango, S. A. de C. V	$843,127	$889,391
Mckinley Paper Company, Co.	35,776	27,502
Others	5,420	61,032

	$884,323	$977,925

(1)  The Company frequently engages in transactions including sales of raw materials and purchases of energy with affiliated companies.

(F-24)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

(2)  Intercompany financing arrangements are being organized centrally by the Company’s parent, Corporacion Durango, S.A. de C.V. These arrangements comprise cash pooling arrangements and, the lending and borrowing of funds.

(3)  The companies listed above are direct and/or indirect subsidiaries of the Company’s parent, Corporación Durango, S.A de C.V.

b.	Figures include the following transactions with related parties:

	Year ended
	December 31,

	2000	2001	2002

Revenues:
Sales	$664,892	$881,164	$821,345
Services	5,840	9,795	9,016
Sales of material	12,029	—	—
Lending	1,102	5,561	1,907
Interest	1,391	14,966	32,291
Others	—	88,103	28,027

	$685,254	$999,589	$892,586

	Year ended
	December 31,

	2000	2001	2002

Expenses:
Purchases	$105,726	$381,988	$270,072
Interest	61,059	50,820	65,514
Property, plant and equipment	—	48,858	—
Services	5,694	6,825	6,498
Others	43,266	105,817	58,726

	$215,745	$594,308	$400,810

(F-25)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

NOTE 15 — NEW ACCOUNTING STANDARDS:

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

Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the Company’s immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its financial statements.

(F-26)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

In addition, in December 2001, the MIPA issued Bulletin C-8, “Intangible Assets” (“Bulletin C-8”), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit, Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its financial statements.

NOTE 16 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP:

The Company’s financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP financial statements include the effects of inflation as provided for under Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP, other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on net income and shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

Reconciliation of net income (loss):

		Years ended December 31,

		2000	2001	2002

Net income (loss) under Mexican GAAP		$750	$209,656	($163,180)
Deferred income taxes	i	(48,766)	28,649	(134,073)
Deferred employee profit sharing	i	(9,821)	25,888	(10,605)
Effect of fifth amendment to Bulletin B-10	ii	16,344	12,810	41,773

Net income (loss) under U.S. GAAP		($41,493)	$277,003	($266,085)

(F-27)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Reconciliation shareholders’ equity:

		Years ended December 31,

		2000	2001	2002

Total shareholders’ equity under Mexican GAAP		$1,289,842	$1,288,893	$1,050,625
Deferred income taxes	i	131,459	162,353	(262)
Deferred employee profit sharing	i	(221,999)	(196,110)	(206,715)
Effect of fifth amendment of Bulletin B-10:	ii
•Fixed assets		(1,024,289)	(821,304)	(761,194)
•Fixed assets accumulated depreciation		612,726	581,943	657,810

Total shareholders’ equity under U.S. GAAP		$787,739	$1,015,775	$740,264

Provided below is an analysis of the changes in shareholders’ equity under U.S. GAAP:

	Year ended December 31,

	2001	2002

Balance at beginning of the year	$787,739	$1,015,775
Net income (loss) under U.S. GAAP	277,003	(252,509)
Deficit from restatement	(208,359)	(103,629)
Effect of Fifth Amendment of Bulletin B-10	159,392	94,203

Balance at end of the year	$1,015,775	$753,840

(F-28)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Comprehensive loss

Comprehensive loss under Mexican GAAP is as follows:

	Years ended December 31

	2000	2001	2002

Net income (loss) under Mexican GAAP	$750	$209,656	($163,180)

Other comprehensive loss, net:
Other Comprehensive loss	(711,033)	(210,605)	(75,088)

Comprehensive loss	($710,283)	($949)	($238,268)

Other accumulated comprehensive loss	($939,510)	($1,150,115)	($1,225,203)

The components of other accumulated comprehensive loss as of December 31, 2000, 2001 and 2002 is as follows:

		(Loss) from	Other
	Effect of	holding non	accumulated
	adoptions of	monetary	comprehensive
	Bulletin D-4	assets (1)	loss

Balance at January 1, 2000	$—	($228,477)	($228,477)
Current period changes	(625,676)	(85,357)	(711,033)

Balances at December 31, 2000	(625,676)	(313,834)	(939,510)
Current period changes	—	(210,605)	(210,605)

Balances at December 31, 2001	(625,676)	(524,439)	(1,150,115)
Current period changes	—	(75,088)	(75,088)

Balances at December 31, 2002	($625,676)	($599,527)	($1,225,203)

(F-29)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

(1)	For 2000, 2001 and 2002, the loss from holding non-monetary assets includes deferred tax effect of $8,081, $2,245 and ($28,543), respectively, as a result of the adoption of Bulletin D-4.

i.     Deferred income tax and employee profit sharing

Statement of Financial Accounting Standards No. 109 “Accounting For Income Taxes” (“SFAS No. 109”) requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carry forwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carry forwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which in management’s opinion, are more likely than not that they are not expected to be realized). The subsequent realization of this benefit does not affect the income tax provision.

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

(F-30)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The significant components of income and asset tax expense benefit under U.S. GAAP were as follows:

	Year ended December 31,

	2000	2001	2002

Income and asset tax expense (benefit):
Current	$—	$1,645	$—
Deferred	159,833	(6,349)	59,891

Income and asset tax provision	$159,833	($4,704)	$59,891

The income tax and profit sharing effects of significant items comprising the Company’s net deferred income tax and profit sharing assets and liabilities under U.S. GAAP are as follows:

	Total	Total
	2001	2002

Deferred income tax liabilities (assets):
Inventories	$80,778	$68,271
Property, plant and equipment	592,253	476,043
Other assets	2,214	3,833
Allowance for Doubtful Accounts	(1,087)	(1,023)
Provisions	(63,915)	—
Asset tax credits	(3,228)	—

Total net deferred income tax liabilities	$607,015	$547,124

(F-31)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31

	2001	2002

Deferred employee profit sharing liabilities (assets):
Inventory	$23,080	$20,688
Property, plant and equipment	212,572	180,544
Other assets	633	1,161
Allowance for doubtful accounts	(311)	—
Provisions	(18,262)	(310)
Exchange rate fluctuations	(21,602)	4,632

Total net deferred employee profit sharing liability	$196,110	$206,715

The deferred income tax and profit sharing classification in the condensed balance sheet as of December 31, 2001 and 2002 is as follow:

	December 31, 2001

	Deferred	Deferred
	income tax	profit sharing	Total

Deferred income tax (assets)
Current	($65,001)	($18,573)	($83,574)
Long term	(3,229)		(3,229)

	(68,230)	(18,573)	(86,803)
Deferred income tax liability
Current	80,778	23,080	103,858
Long term	594,467	191,603	786,070

	675,245	214,683	889,928

Deferred income tax, Net	$607,015	$196,110	$803,125

(F-32)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	December 31, 2002

	Deferred	Deferred
	income tax	profit sharing	Total

Deferred income tax (assets)
Current	($1,023)	($310)	($1,333)
Long term	—	—	—

	(1,023)	(310)	(1,333)
Deferred income tax liability
Current	68,271	20,688	88,959
Long term	479,876	186,336	666,212

	548,147	207,024	755,171

Deferred income tax, Net	$547,124	$206,714	$753,838

Under U.S. GAAP, employee profit sharing is recorded as an operating expense.

For the year ended December 31, 2001 and 2002, the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:

(F-33)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability:
At December 31, 2000	$744,824	$613,364	$131,460
At December 31, 2001:	769,369	607,015	162,354

Net change	$24,545	($6,349)	$30,894

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability:
At December 31, 2001	$769,369	$607,015	$162,354
At December 31, 2002	546,862	547,124	(262)

Net change	($222,507)	($59,891)	($162,616)

The net change in the deferred tax liabilities during 2001 and 2002 was allocated to the following components:

	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax liability in 2001:
Deferred tax expense	$23,996	($6,349)	$30,345
Monetary gain on initial balance	(31,866)	—	(31,866)
Monetary loss on current period change	30,170	—	30,170

	22,300	(6,349)	28,649
Loss from holding non-monetary assets	2,245	—	2,245

	$24,545	($6,349)	$30,894

(F-34)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Deferred tax liability in 2002:	Mexican	U.S.
	GAAP	GAAP	Difference

Deferred tax expense	($194,207)	$59,891	($134,316)
Monetary gain on initial balance	(38,940)	—	(38,940)
Monetary loss on current period change	39,183	—	39,183

	(193,964)	59,891	(134,073)
Gain from holding non-monetary assets	(28,543)	—	(28,543)

	($222,507)	$59,891	($162,616)

ii.     Effect of fifth amendment to Bulletin B-10 (Modified)

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

Additionally, as described in Note 3k, during the year the Company recognized an impairment of certain long-lived assets. The U.S. GAAP carrying value of the fixed assets impaired was different to the carrying value recorded under Mexican GAAP due to the effect of the Fifth Amendment to Bulletin B-10. As a result the Company reversed the additional loss recognized under Mexican GAAP.

The following tables present the Company’s condensed balance sheets as of December 31, 2001 and 2002 and statements of income for the three years ended December 31, 2000, 2001 and 2002, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2002 constant pesos, using the Mexican NCPI factor:

(F-35)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

CONDENSED BALANCE SHEETS:

	At December 31,

Assets	2001	2002

Current assets:
Cash and cash equivalents	$2,779	$524
Accounts receivable	75,072	56,561
Related Parties	227,402	352,541
Inventories	218,277	206,511
Deferred income tax and employee profit sharing	83,574	1,333
Other	27,012	11,235

Total current assets	634,116	628,705
Property, plant and equipment	2,253,019	1,906,493
Deferred income tax and employee profit sharing	3,229	—
Other assets	9,804	14,292

Total assets	$2,900,168	$2,549,490

(F-36)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 – (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	At December 31,

	2001	2002

Liabilities and stockholders’ equity
Current liabilities:
Related Parties	$884,323	$977,925
Accrued liabilities and other payable	108,610	74,638
Deferred income tax and employee profit sharing	103,858	88,959

Total current liabilities	1,096,791	1,141,522

Long-term debt
Seniority premiums	1,531	1,491
Deferred income tax and employee profit sharing	786,071	666,213

Total long-term liabilities	787,602	667,704

Total liabilities	1,884,393	1,809,226

Stockholders’ equity	1,015,775	740,264

Total liabilities and stockholders’ equity	$2,900,168	$2,549,490

(F-37)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

CONDENSED STATEMENTS OF INCOME:

	Years ended December 31,

	2000	2001	2002

Net sales	$1,137,172	$1,057,607	$973,631
Cost of sales	896,659	745,124	757,369

Gross profit	240,513	312,483	216,262
Selling, general and administrative expenses	100,471	69,491	412,721

Operating income (loss)	140,042	242,992	(196,459)

Financing cost:
Interest expense	50,048	53,197	67,887
Interest income	(9,950)	(20,402)	(34,622)
Foreign loss (gain), net	14,612	(48,885)	112,216
Gain from monetary position	(79,927)	(33,913)	(34,465)

	(25,217)	(50,003)	111,016

Other expense, net	(46,917)	(20,696)	(18,501)

Income (loss) before provision and minority interest	118,342	272,299	(325,976)
Provision for:
Income and asset tax (benefit) expense	159,833	(4,704)	59,891

Net income (loss)	$(41,491)	$277,003	$(266,085)

(F-38)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

SUPPLEMENTAL U.S.-GAAP DISCLOSURES

Cash flow information

Under U.S. GAAP, pursuant to SFAS 95, “Statement of Cash Flows”, a statement of cash flow is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements.

Based on requirements of the Securities and Exchange Commission (the “SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flow has been included in separate line item, cash flows from financing activities.

The U.S. GAAP statements of cash flow for the year ended December 31, 2000, 2001 and 2002 are as follows:

(F-39)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

	Years ended December, 31

Operating activities:	2000	2001	2002

U.S. GAAP Net (loss) income	$(41,491)	$277,003	$(266,085)
Adjustment to reconcile net (loss) income to net cash flow provided by operating activities:
Depreciation and amortization	47,466	47,101	67,182
Deferred income taxes	159,833	(6,349)	(59,891)
Deferred employee profit sharing	9,821	(25,889)	10,605
Inventory obsolescence allowance		4,069	—
Gain on monetary position	(79,927)	(33,913)	(34,465)
Gain on sale of fixed assets	30,167	7,389	40
Unrealized foreign exchange loss, net	10,333	1,619	113,454
Impairment loss	—	—	338,010
Seniority premiums	336	364	355

	136,538	271,394	169,205
Changes in operating assets and liabilities:
Accounts receivable, net	(28,417)	(34,492)	(4,181)
Inventories, net	23,316	(6,182)	24,285
Affiliates, net	—	—	42,966
Prepaid expenses	—	—	(4,489)
Other liabilities	134,377	(134,846)	(108,567)

Cash flow provided by operating activities:	265,814	95,874	119,219

Financing activities:
Bank loans	5,880	—	—
Payments of long-term debt	—	(123,296)	—
Paid in Capital	(1,279)	—	—

Cash flow (used in) provided by financing activities	4,601	(123,296)	—

Investing activities:
Acquisitions of fixed assets	(130,457)	(45,551)	(2,157)
Proceeds from sale of fixed assets	128	145,676	49

Cash flow provided by (used in) investing activities	(130,329)	100,125	(2,108)

(F-40)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Effect of inflation and exchange rate changes on cash and cash equivalents	(139,042)	(71,105)	(119,366)
Net increase (decrease) in cash and cash equivalents	1,044	1,598	(2,255)
Cash and cash equivalents at beginning of year	138	1,182	2,779

Cash and cash equivalents at end of year	$1,182	$2,780	$524

(F-41)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

Supplemental cash flow disclosures:

	Years ended December 31

	2000	2001	2002

Cash paid during the year for:
Income and asset tax	$1,359	$948	$20,204

Supplemental balance sheet information

•	Inventories

Included in inventories are $12,519 and $11,219 of advances to suppliers that were reclassified for US GAAP purposes to other accounts receivable.

•	Accrued liabilities and other current payables:

Included within accrued liabilities and other payables as of December 31, 2001 and 2002 are accrued freight costs ($1,541 and $0., respectively).

•	Valuation and qualifying accounts:

The following table presents the rollforward of the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002:

	Years ended December 31

	2000	2001	2002

Balance at the beginning of the period	$(3,532)	$(3,242)	$(3,106)
Effects of inflation	290	136	168
Increase in the allowance	—	—	—
Write-offs	—	—	1,146

Balance at the end of the period	$(3,242)	$(3,106)	$(1,792)

(F-42)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

The following table presents the rollforward of the inventory obsolescence allowance for the years ended December 31, 2000, 2001 and 2002:

	Years ended December 31

	2000	2001	2002

Balance at the beginning of the period	$(703)	$(646)	$(4,688)
Effects of inflation	57	27	252
Increase in the allowance		(4,069)	—
Write-offs	—	—	—

Balance at the end of the period	$(646)	$(4,688)	$(4,436)

Risks and uncertainties

•	Environmental matters

The Company’s Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General el Equilibrio Ecológico y la Protección al Ambiente) and the rules published hereunder (the “Ecological Law”). In accordance with the Ecological Law, Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of Natural Resources, Environment and Fishing (Secretaría del Medio Ambiente, Recursos Naturales y Pesca), which has broad discretion in carrying out its statutory mandate.

In 1998, the Company agreed with Mexican environmental regulatory authorities to bring its paper plants into compliance with wastewater discharge regulations. The Company has since instituted new procedures, and management believes the Company is currently in compliance with both the general standard established under the Ecological Law and with specific standards promulgated by the regulatory authorities. However, there can be no assurance that relevant authorities will continue finding the Company ´s environmental procedures adequate, or that more stringent environmental laws will not be enacted in the future.

(F-43)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

New accounting pronouncements

US GAAP — New Accounting pronouncements

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

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force (“EITF”) Issue94-3,“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring” (“EITF 94-3”). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date of commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statement.

(F-44)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

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

(F-45)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

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

(F-46)

INDUSTRIAS CENTAURO, S. A. DE C. V.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002 — (Continued)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)

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

(F-47)