Form 20-F
period 2003-12-31
CORPORACION DURANGO SA DE CV
filed 2004-07-15
CIK 925262

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-13148

Corporación Durango, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Durango Corporation
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Torre Corporativa Durango
Potasio 150
Ciudad Industrial
Durango, Durango, Mexico 34220
+52 (618) 814-1658
and
+52 (618) 814-2799

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class:	registered:
Series A Common Stock, without par value, or Series A Shares	New York Stock Exchange*
Ordinary Participation Certificates, or CPOs, each representing one Series A Share	New York Stock Exchange*
American Depositary Shares, or ADSs, each representing two CPOs	New York Stock Exchange
131/8% Senior Notes due 2006, or the 2006 notes	New York Stock Exchange
13½% Senior Notes due 2008, or the 2008 notes	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the United States Securities and Exchange Commission.

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

INTRODUCTION

     In this annual report, the “company,” “we,” “us” and “our” refer to Corporación Durango, S.A. de C.V. and its consolidated subsidiaries, as the context may require. Unless the context otherwise indicates, the terms “our notes” and “the notes” refer collectively to our 12 5/8% Senior Notes due 2003, or the 2003 notes, the 2006 notes, the 2008 notes and our 13 ¾% Senior Notes due 2009, or the 2009 notes, issued under our indentures, and the notes issued under our Euro Commercial Paper Program. We are a corporation organized under the laws of the United Mexican States, or Mexico.

Presentation of Financial Information

     We report our financial statements in pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 24 and 25 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003. We have a fiscal year end of December 31.

     Our company is the result of the merger on October 8, 2001 of Corporación Durango, S.A. de C.V., or CODUSA, into Grupo Industrial Durango, S.A. de C.V., or GIDUSA. GIDUSA, being the surviving entity, was subsequently renamed Corporación Durango, S.A. de C.V. Prior to October 8, 2001, GIDUSA was a majority-owned subsidiary of CODUSA.

     The financial statements included herein reflect the following:

•	Consolidated assets and liabilities and results of operations of CODUSA, which includes GIDUSA, as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003.

•	Assets and liabilities and results of operations of Compañía Papelera de Atenquique, S.A. de C.V., or Atenquique, and assets and liabilities and results of operations of Industrias Centauro, S.A. de C.V., or Centauro, as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003.

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

     Pursuant to Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos), or MIPA, our audited consolidated financial statements are reported in period-end pesos to adjust for the effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Consequently, under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin and those of our non-Mexican subsidiaries, are restated using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), or the NCPI. Inventories are restated at current replacement costs while fixed assets of non-Mexican origin are restated by the inflation of the country of origin prior to translation to pesos at the period-end exchange rate.

     We use Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations,” which prescribes the methodology for the translation and recognition of inflation of the financial information of non-Mexican subsidiaries. Therefore, the peso amounts of our revenues and expenses of our U.S. based subsidiaries may be impacted by the foreign exchange rate fluctuations and inflation rates in the United States.

     Except as otherwise indicated, financial data for all periods throughout this annual report have been restated in constant pesos as of December 31, 2003. The noon buying rate as reported by the Federal Reserve Bank of New York, for the purchase of dollars, expressed in nominal pesos per dollar at December 31, 2003 was Ps 11.24 = US$1.00. Any discrepancies between the amounts listed and their totals in the tables included in this annual report are due to rounding.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular statements about our plans, strategies and prospects under the captions “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on Our Company.” You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed below under the caption “Item 3. Key Information—Risk Factors,” as well as any cautionary language in this annual report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

     You should be aware that the occurrence of the events described in these risk factors and elsewhere could have a material adverse effect on our business, financial condition and results of operations. The forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

•	our current liquidity crisis and the restructuring negotiations with our creditors;

•	our substantial debt and significant debt service obligations;

•	the actions and decisions of creditors of our company and of other third parties with interests in our May 18, 2004 voluntary filing for concurso mercantil (commercial reorganization) under the Mexican Law of Commercial Reorganizations (Ley de Concursos Mercantiles), which we refer to as the LCR, with the First Federal District Court in Durango, Mexico, and the May 20, 2004 voluntary petition filed by our foreign representative, Gabriel Villegas Salazar, under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York commencing a case ancillary to the concurso mercantil proceeding, which we refer to as the 304 Proceeding;

•	the effects of the concurso mercantil proceeding and the 304 Proceeding on our liquidity and results of operations;

•	the instructions, orders and decisions of the First Federal District Court in Durango, Mexico and the United States Bankruptcy Court for the Southern District of New York and other effects of legal and administrative proceedings, settlements, investigations and claims related to the concurso mercantil proceeding and the 304 Proceeding;

•	the ability of our company to obtain and maintain normal terms with vendors and service providers and to maintain contracts that are critical to our operations;

•	the duration of the concurso mercantil proceedings;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental liabilities;

•	the competitive nature of the industries in which we are operating;

•	changes in the dollar-peso exchange rate, interest rates and other domestic and international market and industry conditions;

•	the cyclicality of the paper and packaging industries;

•	our ability to keep key personnel required to operate our business;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

•	interest rate levels; and

•	the value of our assets in a potential liquidation, including trade receivables, prepaid expenses, property, plant and equipment and deferred charges.

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

Item 3. Key Information.

Selected Combined and Consolidated Financial Data

     The following table set forth selected combined and consolidated financial information for our company and its consolidated subsidiaries at the dates and for each of the periods presented. The data does not represent all of our financial information. You should read this information together with, and this information is qualified in its entirety by reference to, our audited consolidated financial statements at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, including the notes thereto. The financial information at December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000, have been derived from audited combined and consolidated financial statements that are not included in this annual report.

     The audited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Notes 24 and 25 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003.

     Mexican GAAP requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant pesos as of December 31, 2003, unless otherwise noted. Although the restatement of nominal peso amounts into constant peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” pesos are to pesos that have not been adjusted for inflation.

     Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that due to our liquidity condition, among other factors, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

     Except as otherwise noted, the following information is presented in constant pesos as of December 31, 2003.

	At and for the year ended December 31,
	2003		2002		2001		2000		1999
			(in millions of constant pesos, except per share data)
Statement of Income Data:
Mexican GAAP:
Net sales	Ps	6,831.0	Ps	8,124.5	Ps	10,775.3	Ps	13,061.4	Ps	8,080.6
Cost of sales		5,957.3		7,057.9		9,065.8		10,906.4		6,115.3

Gross profit		873.7		1,066.6		1,709.5		2,154.9		1,965.2
Selling, general and administrative expenses		567.3		570.0		691.4		751.7		624.8

Income from operations		306.4		496.6		1,018.1		1,403.2		1,340.5
Net comprehensive financing cost (result):
Interest expense		(1,186.2)		(1,130.6)		(1,118.5)		(1,121.2)		(1,023.1)
Interest income		42.4		40.3		70.2		129.6		120.6
Exchange (gain) loss, net		(821.4)		(998.2)		328.0		(105.7)		343.3
Monetary position gain		367.0		406.7		309.8		609.5		814.8

Total net comprehensive financing cost (result)		(1,598.2)		(1,681.9)		(410.4)		(487.8)		255.7
Other income (expense)		(1,511.2)		(3,127.0)		476.4		1,619.3		10.3

Income (loss) from continuing operations before income taxes and employee statutory profit sharing		(2,803.0)		(4,312.2)		1,084.0		2,534.7		1,606.4
Income tax benefit (expense)		(0.2)		677.2		(48.6)		(661.8)		(179.8)
Employee statutory profit sharing expense		(1.7)		(1.1)		(4.9)		(7.9)		(5.4)

Income (loss) from continuing operations		(2,804.9)		(3,636.1)		1,030.6		1,865.0		1,421.2
Discontinued operations		(549.2)		(102.9)		152.9		81.3		224.2
Extraordinary loss		—		—		(317.9)		—		—

Consolidated net income (loss)	Ps	(3,354.2)	Ps	(3,738.9)	Ps	865.5	Ps	1,946.3	Ps	1,645.4

Basic and diluted earnings per share (1)	Ps	(36.03)	Ps	(39.78)	Ps	9.16	Ps	18.72	Ps	11.95
Basic and diluted earnings per share from continuing operations	Ps	(30.18)	Ps	(38.65)	Ps	10.96	Ps	19.83	Ps	15.11
Weighted-average number of shares outstanding		92,942,916		94,072,122		94,072,122		94,072,122		94,072,122
U.S. GAAP: (2) (3)
Net sales	Ps	6,831.0	Ps	6,511.0	Ps	7,600.9	Ps	9,504.8	Ps	9,347.9
Operating (loss) income		(105.6)		(109.6)		1,116.2		1,500.5		1,909.1
Income (loss) before provisions for income and asset taxes, minority interest, special items and discontinued operations		(2,143.1)		(1,590.1)		349.1		1,011.7		2,167.5
Net income		(2,219.9)		(2,207.1)		248.9		10.5		1,487.7
Basic and diluted earnings per share (4)		(23.88)		(23.46)		2.64		0.11		15.81
Basic and diluted earnings per share from continuing operations		(22.88)		(18.04)		2.84		10.75		23.04
Balance Sheet Data:
Mexican GAAP:
Cash and temporary investments	Ps	650.0	Ps	237.6	Ps	537.2	Ps	855.6	Ps	977.5

	At and for the year ended December 31,
	2003		2002		2001		2000		1999
			(in millions of constant pesos, except per share data)
Total current assets		3,665.9		3,699.6		4,475.8		5,866.4		6,104.7
Property, plant & equipment, net		11,341.1		12,030.5		15,766.1		16,904.6		16,568.8
Total assets		15,957.7		18,073.1		22,404.9		24,947.0		24,852.7
Short-term debt, including current portion of long-term debt		8,656.5		7,874.0		652.6		918.4		1,247.6
Long-term debt		399.4		1,021.4		7,469.8		7,943.1		7,753.1
Capital stock		4,742.3		4,858.0		4,858.0		2,414.0		4,401.6
Total majority stockholders’ equity		1,533.0		4,568.0		8,291.6		6,989.9		8,004.6
Total minority stockholders’ equity		67.8		71.1		43.5		1,662.4		2,757.9
Total stockholders’ equity (net assets)		1,600.8		4,639.2		8,335.2		8,652.3		10,762.5
U.S. GAAP: (2)
Total assets	Ps	15,129.6	Ps	17,565.1	Ps	19,529.9	Ps	20,959.4	Ps	20,448.9
Total stockholders’ equity (net assets)		(1,192.5)		1,090.3		4,217.8		2,884.5		2,973.9
Other Financial Data:
Mexican GAAP:
Resources generated by (used in) operating activities	Ps	(441.9)	Ps	(157.6)	Ps	1,029.1	Ps	1,500.4	Ps	1,644.4
Resources generated by (used in) financing activities		(55.8)		848.7		(550.0)		1,945.8		(423.3)
Resources generated by (used in) investing activities		910.1		(990.6)		(797.6)		(3,568.1)		(1,723.5)
Capital expenditures		(106.7)		(459.6)		(846.6)		(1,192.1)		(184.4)
U.S. GAAP: (5)
Cash flow provided by (used in) operating activities	Ps	(314.1)	Ps	389.5	Ps	1,244.9	Ps	716.7	Ps	845.0
Cash flow provided by (used in) financing activities		(406.0)		1,372.4		(1,027.2)		338.4		(327.2)
Cash flow provided by (used in) investing activities		910.1		(1,448.3)		(525.9)		(1,314.7)		(1,705.9)

(1)	See note 3 to our audited consolidated financial statements.

(2)	Amounts of sales and long-term debt under U.S. GAAP do not differ materially from these amounts under Mexican GAAP. See notes 24 and 25 to our consolidated financial statements.

(3)	The difference between net income (loss) under U.S. GAAP and Mexican GAAP primarily reflects differing accounting treatment for negative goodwill, deferred income tax, employees’ statutory profit sharing and the effects of inflation on fixed assets. See notes 24 and 25 to our audited consolidated financial statements.

(4)	See notes 24 and 25 to our audited consolidated financial statements.

(5)	Amounts stated in historical pesos.

Dividends

     Please see “Item 8. Financial Information — Dividend Policy.”

Exchange Rate Information

     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate as reported by the Federal Reserve Bank of New York, for the purchase of dollars, expressed in nominal pesos per dollar.

	Noon Buying Rate
							Period
Year ended December 31,	High		Low		Average(1)		End
1999	Ps	10.60	Ps	9.24	Ps	9.56	Ps	9.48
2000		10.09		9.19		9.48		9.62
2001		9.97		9.03		9.34		9.16
2002		10.42		9.00		9.67		10.43
2003		11.41		10.11		10.79		11.24

	Noon Buying Rate
							Period
Month Ended	High		Low		Average(2)		End
January 31, 2004	Ps	11.10	Ps	10.81	Ps	10.92	Ps	11.01
February 28, 2004		11.25		10.91		11.03		11.06
March 31, 2004		11.23		10.92		11.01		11.18
April 30, 2004		11.43		11.16		11.27		11.40
May 2004		11.64		11.38		11.52		11.41
June 2004		11.53		11.30		11.39		11.53
July 2004 (through July 14)		11.54		11.46		11.49		11.47

(1)	Average of month-end rates.

(2)	Average of daily rates.

Source: Federal Reserve Bank of New York.

On July 14, 2004, the noon buying rate was Ps 11.47 per US$1.00.

Risk Factors

     We are subject to various risks resulting from changing economic, political, industry and business and financial conditions that may affect our results of operations or financial condition. These risks are described below.

Risk Factors Relating to the Our Liquidity Crisis and Concurso Mercantil

We have insufficient liquidity to repay our debt obligations. If our company does not complete a successful financial reorganization, we will not be able to pay the principal or interest on our unsecured debt, including our notes, and our operations are likely to be adversely affected.

     In recent years, we have incurred substantial indebtedness to finance our growth and operations. As of December 31, 2003, we had consolidated indebtedness of approximately Ps 9,197.2 million (US$818.5 million). We have not made any principal or interest payments on any of our unsecured debt since November 29, 2002. On May 18, 2004, we filed a voluntary petition for concurso mercantil under the LCR with the First Federal District Court in Durango, Mexico. For a discussion of the LCR and concurso mercantil proceedings, see “Item 4. Information on Our Company—Mexican Law of Commercial Reorganizations.”

     Our failure to pay principal and interest on our unsecured debt has restricted our sources for short-term financing, thereby impeding our ability to finance our operations. Furthermore, the negative publicity surrounding these failures and our filing for concurso mercantil have adversely affected the terms of our trade payables.

     If our current liquidity crisis continues, our ability to undertake important activities will be impaired, including:

•	our ability to maintain relationships with key suppliers;

•	our ability to enter into long-term contracts with customers;

•	our ability to attract and retain key employees;

•	our ability to adjust to rapidly changing market conditions, thus making us more vulnerable in the event the downturn in general economic conditions or our business continues;

•	our ability to present a positive image to regulators, investors, lenders or credit rating agencies;

•	our ability to undertake capital expenditures; or

•	our ability to maintain and improve our enterprise value.

     We believe that we are not likely to find a source of financing to fund the payments due on our unsecured debt and therefore we will not be able to cure the existing events of default under the indentures and other instruments governing our debt obligations if our company does not complete a successful financial reorganization. The events of default give our unsecured creditors the right to accelerate our repayment obligations on our unsecured debt representing 85% of our indebtedness. Since we do not have enough funds to repay these obligations, it is likely that each of these creditors would incur a significant loss if our company does not complete a successful financial reorganization. In our opinion, the recovery that would be received by these creditors in a liquidation scenario would very likely be materially less than they would receive under a financial reorganization.

     Even if we successfully complete a financial reorganization, we will continue to be highly leveraged and will need to increase our cash flow to meet our payment obligations under our existing indebtedness.

The Mexican Law of Commercial Reorganizations may not be as favorable to holders of our notes or ADSs as the U.S. Bankruptcy Code.

     Mexican reorganization law is based on the largely untested LCR enacted in May 2000, which provides for two different phases in the proceedings: conciliation and bankruptcy/liquidation (quiebra). For a description of the LCR, see “Item 4. Information on Our Company—Mexican Law of Commercial Reorganizations.” Once the concurso mercantil is declared and becomes effective, and after the appointment of a conciliator, the conciliation phase begins. The conciliation phase may last up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy/liquidation (quiebra) phase does not have a specific term within which it must be concluded. Holders of our notes are required to file proofs of claims in Spanish against our estate in the First Federal District Court in Durango, Mexico. Upon the court’s recognition of holders of our notes as a creditor of ours, claim of holders of our notes would be unsecured and ranked with equal right to payment with all other unsecured claims filed against our estate.

     We cannot predict the duration of the concurso mercantil proceeding, as the statutory provisions governing such proceedings remain largely untested, or the ability of creditors under our unsecured debt to influence the outcome of such proceedings. The concurso mercantil proceeding in Mexico will likely result in significant changes to our existing obligations, including our unsecured debt, that could include the cancellation of part of those obligations or the rescheduling of all of those obligations. During the pendency of the concurso mercantil proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new customer relationships, to continue to collect payments for our products or to obtain any type of funding or financing may be materially adversely affected. We believe that any such adverse effects would be exacerbated if the concurso mercantil proceeding is protracted. Creditors under our unsecured debt and holders of our ADSs may receive little or no meaningful recovery in the concurso mercantil proceeding if a restructuring of our debt is not approved within the conciliation period.

Our unsecured creditors may find it difficult to realize any meaningful recovery on our indebtedness.

     Upon the court’s decision to declare the concurso mercantil, which is still pending as of the date hereof, our obligations under our unsecured debt obligations:

•	will be converted into pesos at the exchange rate prevailing on the day our company is declared in concurso mercantil and from pesos into inflation indexed units (Unidades de Inversión), or UDIs, at the conversion rate prevailing at that time;

•	will be dependent upon the outcome of the concurso mercantil proceeding and payment, if any, would occur at the same time as claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient; and

•	will cease to accrue interest.

     There can be no assurance that our unsecured creditors or stockholders will receive any meaningful recovery in the concurso mercantil proceeding if a restructuring of our debt is not approved within the conciliation period.

If a financial reorganization is not consummated, we face a substantial risk of liquidation.

     Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. However, our independent auditors have stated in their most recent report that, due to our liquidity crisis, among other factors, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not successful in consummating a financial reorganization, in generating sufficient cash from operating activities to meet our financial obligations and to make essential capital expenditures, or in obtaining outside sources of funding, we will be forced to sell assets. If we need to dispose of assets, particularly during the current global downturn in the paper and packaging industry, we will be unable to realize the book value of those assets upon liquidation. If we are unable to successfully restructure our debt, we might be unable to continue our operations and may be required to liquidate our entire operations. If we are required to liquidate our operations, the holders of our notes and ADSs will likely incur a significant loss and the overall recovery on our notes and ADSs will very likely be materially less than what creditors and stockholders would receive if a financial reorganization were consummated.

If our ADSs, the 2006 notes and the 2008 notes are delisted from the New York Stock Exchange, there may be an adverse effect on the liquidity of our ADSs, 2006 notes and 2008 notes and on our ability to raise capital.

     On May 25, 2004, following our filing of concurso mercantil, the New York Stock Exchange announced the trading of our company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. At such time the New York Stock Exchange applied to the United States Securities and Exchange Commission to delist the ADSs, the 2006 notes and the 2008 notes. Delisting from the New York Stock Exchange would have an adverse effect on the liquidity of our ADSs, 2006 notes and 2008 notes and on our ability to raise capital through the issuance of ADSs or securities convertible into ADSs.

Risks Related the Paper and Packaging Industry and Our Business

Our operations are and will continue to be restricted by covenants in our debt agreements.

     We are party to debt agreements which have negative covenants and other restrictions that will limit our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	pay dividends, acquire shares of stock of our company or certain of our subsidiaries, make payments on subordinated debt or make investments;

•	make distributions from our subsidiaries;

•	issue or sell capital stock of our company or certain of our subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into sale and lease-back transactions;

•	enter into transactions with stockholders and affiliates of our company;

•	create liens on assets of our company or certain of our subsidiaries; and

•	effect mergers.

We are vulnerable to cyclicality and fluctuations in pricing.

     Our business is affected by trends in international prices and demand for paper and packaging products. Prices for containerboard and, to a lesser extent, converted products such as corrugated containers and multi-wall sacks and bags have historically been subject to cyclical fluctuations. Pricing is affected not only by demand for paper and packaging products, which correlates with real economic growth, but also by current inventory levels of customers. In addition, the paper and packaging industries are highly capital intensive and the impact of new production facilities may result in imbalances between supply and demand. Any decrease in demand or increase in supply could adversely affect the prices of our products and our net sales revenue.

We are vulnerable to competition from international paper producers with substantial resources.

     We face increasing competition in Mexico from Mexican and non-Mexican producers of paper and packaging due in part to significantly enhanced market access for imported products. Many of our competitors are large international paper producers with substantial resources at their disposal. We try to maintain our prices in Mexico at levels below those of imports from the Unites States and in the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the gradual elimination of tariffs and generally low prices for paper and packaging products in the United States over the last four years, competition from imports has increased and may increase further. We face substantial competition in the United States from a variety of producers of paper and packaging products. Many of our foreign competitors are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company. We anticipate that we may experience increasingly intense competition from international producers of paper and packaging products, both in Mexico and in the United States where we sell these products. Increased competition from imports may have a material adverse effect on our company by driving down our prices and decreasing our revenues. Actions by our competitors, including any future increases in their capacity, may make it increasingly difficult for us to maintain our domestic market share in paper and packaging products.

Our operations may be adversely affected by increases in the price of raw materials.

     The cost of our supply of recycled fiber is directly affected by trends in international and domestic prices of old corrugated containers, or OCC, and old newsprint, or ONP, which stem from market fluctuations caused by factors beyond our control. Generally, demand and prices for finished paper vary directly with demand and prices for these raw materials. In addition, the cost of OCC in Mexico is affected both by inflation and exchange rates. We might not be able to recoup any future increases in the costs of raw materials through increases in sales prices for our products, which would adversely affect our operating income.

We may be adversely affected by the imposition and enforcement of more stringent environmental and safety requirements.

     We are subject to strict environmental regulations in Mexico and in the United States. Changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could adversely affect us. Our Mexican operations are supervised by the Mexican Ministry of the Environment and Natural Resources (Secretaria del Medio Ambiente y Recursos Naturales) and our U.S. operations are supervised by the U.S. Environmental Protection Agency and other federal, state and local regulatory agencies. These agencies are responsible for the implementation of pollution control laws and regulations and could take action against us by shutting down plants, revoking licenses, imposing fines or obligating us to clean up waste that we produced, if we fail to comply with environmental regulations. It is also possible that the relevant governmental agencies could issue additional regulations, could seek a more stringent interpretation of existing regulations or could exercise stricter enforcement actions that would require us to spend additional funds on environmental matters. In addition, the enactment of new environmental laws or regulations in Mexico or the United States may cause us to spend additional funds, which may be material, in order to comply with the new laws or regulations.

If we lose key members of our management team and are unable to attract other qualified personnel, our business could be adversely affected.

     Our success largely depends on the continuing contributions of our management team. Our managers have been with our company for an average of 19 years and have implemented our past strategic acquisitions. In particular, our chief executive officer, chief operations officer, and chief financial officer have been with our company since the founding of GIDUSA. The loss of key personnel or our potential inability to attract and retain other qualified managers could adversely affect us.

Our principal stockholders own 95.1% of our shares and may take actions not in the interest of other holders of our shares or debt securities.

     We are controlled by the Rincón family, which directly and indirectly owns 95.1% of our outstanding voting stock. See “Item 7. Major Stockholders and Related Party Transactions.” As a result, the Rincón family has the power to elect all of our directors and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. The interests of the Rincón family as stockholders may differ from the interests of other holders of our shares or debt securities.

We are currently involved in litigation that, if decided adversely to us, could materially adversely affect our financial condition.

     We are currently involved in a lawsuit relating to our nonpayment of amounts alleged due under promissory notes issued to HG Estate, LLC in connection with the acquisition of our former subsidiary, Durango Paper Company. We have filed a statement of claims in arbitration, among other things, challenging the validity of these promissory notes. We are involved in a lawsuit relating to our failure to pay outstanding obligations under our Euro Commercial Paper Program. In addition, we are involved in a lawsuit by the creditors of our former subsidiary, Durango Georgia Paper Company, relating to certain transfers, guarantees and claims. This action is currently pending in the Durango Georgia Paper Company bankruptcy proceeding. We are also involved in a lawsuit by the Mexican government through its National Water Commission (Comisión Nacional del Agua) against our former subsidiary, Productora Nacional de Papel, S.A. de C.V., or Pronal, relating to water consumption during the calendar year 2000. We intend to vigorously defend against these lawsuits, but the results of these proceedings cannot be predicted. Adverse outcomes for our company in either of these matters could require significant expenditures and could have a material adverse effect on our financial condition. We have only reserved against the HG Estate claims and the Euro Commercial Paper Program litigation. See “Item 8. Financial Information — Legal Proceedings.”

Because our accounting standards are different from those in other countries, investors may find it difficult to accurately assess our business and financial operations.

     We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP as further discussed in notes 24 and 25 to our audited consolidated financial statements. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries.

     A principal objective of the securities laws of Mexico is to promote full and fair disclosure of all material corporate information. The Series A Shares are listed on the Mexican Stock Exchange and, as a listed Mexican company, we are required to report quarterly financial information to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or CNBV. We file English translations of these filings with the United States Securities and Exchange Commission on Form 6-Ks. However, there may be less publicly available information about issuers of securities listed on the Mexican Stock Exchange, including our company, than would be regularly published by or about U.S. companies subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Risks Relating to Mexico

Economic and political developments in Mexico may adversely affect our business.

     We are a Mexican company with a substantial part of our operations and assets in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deteriorations in economic conditions that have had a negative impact on our company. There can be no assurances that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results of operations.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities, in general, and on us, in particular, and on market conditions, prices, and returns on Mexican securities, including our Series A Shares and our debt securities.

     Although the government of Mexico has pursued policies of economic liberalization and deregulation in the Mexican economy in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or a general market failure, the Mexican government could reverse its economic policies of liberalization. Since we are a competitive provider of paper and packaging products in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican markets would restrict our ability to expand our market share. We do not have and do not intend to obtain political risk insurance.

Downturns in the Mexican economy adversely affect us.

     The majority of our customers are Mexican companies or individuals and a substantial part of our operations and our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Paper and packaging prices in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. If the Mexican economy continues to experience a slow rate of growth, our business, financial condition and results of operations may be adversely affected because our customers may reduce their consumption of our products.

Currency devaluations may impair our ability to service our debt and adversely affect our profitability.

     The peso has devalued substantially against the dollar in the past and may devalue significantly in the future. The value of the peso, based on the exchange rate calculated and published by the Mexican Central Bank (Banco de México), declined by 61% against the dollar during 1994, by an additional 54% during 1995 and continued to weaken between 1995 and 1998. Despite stabilization of the peso/dollar exchange rate between 1999 and 2001, the peso devalued a further 13.8% during 2002. In 2003, the peso devalued by 7.6%.

     Changes in the value of the peso relative to the dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. Devaluation of the peso relative to the dollar adversely affects our results of operations by increasing our dollar-based costs, including our cost of borrowing, since the peso cost of interest payments on our dollar-denominated indebtedness increases. For example, our net loss in 2002 as compared to 2001 increased by Ps 4,604.4 million partially due to our exchange loss of Ps 998.2 million in 2002 which we incurred as a result of the 13.8% currency devaluation of the peso against the dollar in 2002. Similarly, the 7.6% currency devaluation of the peso against the dollar that occurred in 2003 generated an exchange loss of Ps 821.4 million which was one of the factors leading to our net loss of Ps 3,354.2 million in 2003. Substantially all of our indebtedness is denominated in dollars, while a majority of our revenues and operating expenses are denominated in pesos. We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for our company.

An increase in inflation may increase our operating costs but not our revenues.

     During most of the 1980s, 1991, and 1995 through 1998, Mexico experienced periods of very high levels of inflation. Inflation has led to high interest rates, devaluations of the peso and, during the 1980s, substantial government controls over exchange rates and prices. Inflation in Mexico, as measured by changes in the NCPI, as provided by Banco de México, was 4.4% in 2001, 5.7% in 2002, and 4.0% in 2003.

     In 2003, the Mexican inflation rate hit its lowest levels in over 30 years. We cannot give any assurance that the Mexican inflation rate will continue to decrease or maintain its current level for any significant period of time. Our profitability may be adversely affected by increases in inflation. High levels of inflation would cause our operating costs to increase because approximately 80% of our cost of goods sold and selling, general and administrative expenses are payable in pesos and generally are based on short-term contracts, which may be subject to inflationary pressures. However, the prices that we charge for our products are generally denominated in dollars or are dollar-linked and may not increase at the same rate as our costs because the prices that we charge our customers for products are either fixed by long-term contract or effectively limited by the competitive nature of the markets in which we operate. If, as in the past four years, we are unable to pass on the increased costs of our inputs to our customers, the real prices of our products will not keep pace with inflation. As a result, our operating income may decline unless we have a comparable increase in our sales volume to offset the decline in real prices of our products.

Exchange controls may impair our ability to obtain dollars to make dollar-denominated payments.

     The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos into dollars or other currencies, and vice versa. However, in the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the Mexican government has responded by restricting the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and dollars in particular. The Mexican government may institute a restrictive currency exchange control policy in the future. Any restrictive currency exchange control policy could prevent or restrict our access to dollars to meet our dollar-denominated obligations, including our debt obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Mexican economy.

The price of our Series A Shares, ADSs, notes and other debt securities may be affected by economic developments in other emerging market countries.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In the past, economic crises in Asia, Russia, Brazil and other emerging markets adversely affected the Mexican economy, and thus, future economic developments in Mexico and other emerging markets, as well as low growth in the United States, could adversely affect the Mexican economy in future periods.

     In 1998, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of a sharp drop in Asian securities markets and the economic crises in Russia and Brazil. In 2001, Argentina defaulted on its public debt, and prices of Argentine debt securities and the level of the Merval Stock Exchange Index declined significantly. As a result of these economic crises, there were political demonstrations and civil unrest in Argentina. In 2002, the devaluation of the Argentine peso created pressures on the price system that prompted inflation to rebound, after several years of price stability and price deflation, giving rise to hyperinflationary episodes over the course of the year.

     Although the events in Argentina have not had a material effect on the Mexican economy, to the extent that the Argentine government is unsuccessful in preventing future economic decline, this crisis may adversely affect the price of our securities. The market value of our Series A Shares, ADSs, notes and other debt securities could be adversely affected by events elsewhere, especially in emerging market countries.

Item 4. Information on Our Company.

History and Development of Our Company

     We were incorporated on January 22, 1982. However, some of our underlying operating companies have been in existence since 1975. We were formed in 1975 from the combination of a forest products transportation company and a regional wholesaler of building products. Between 1987 and 2000 we pursued a strategy of vertical integration, implemented by both acquisitions and internal expansion, to attain our present position as Mexico’s largest producer, in terms of capacity, of containerboard and corrugated containers, based on information published by the Mexican National Chamber for the Pulp and Paper Industry (Cámara Nacional de la Industria de la Celulosa y el Papel), or the Mexican National Chamber for the Pulp and Paper Industry.

     On October 8, 2001, our company, which was then named Grupo Industrial Durango, S.A. de C.V., merged with Corporación Durango, S.A. de C.V., or CODUSA. Our company, the surviving entity, was subsequently renamed Corporación Durango, S.A. de C.V. Prior to the merger, CODUSA owned 59% of our capital stock and all of the outstanding capital stock of Grupo Pipsamex, S.A. de C.V., or Grupo Pipsamex, and Durango Paper Company. In connection with the merger, shares of our company were issued to members of the Rincón family in exchange for their shares of CODUSA.

     We are a corporation (sociedad anónima de capital variable) operating under the laws of Mexico. Our corporate domicile and principal executive offices are located at Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34220, and our telephone numbers are +52 (618) 814-1658 and +52 (618) 829-1000.

     Our agent for service of process in the United States is Durango McKinley Paper Company, 700 Sam Houston Rd., Mesquite, Texas 75149, Attention: Prudencio Calderón.

Significant Developments During 2003 and Recent Developments

Defaults, Negotiations with Creditors and Concurso Mercantil

     In November 2002, we defaulted on payments of principal and interest under our unsecured indebtedness. In December 2002, we retained financial advisors to advise us in evaluating debt-restructuring alternatives to implement a long-term solution to our capital structure and debt service requirements. We also began discussions with our bank creditors and certain holders of our debt securities.

     In light of our failure to make payments on our existing notes, on January 21, 2003, Moody’s took action to lower the ratings on our existing notes to their second lowest rating of “Ca.” On February 4, 2003, Standard & Poor’s lowered our foreign and local currency corporate ratings to their lowest rating of “D.” Moody’s and Standard & Poors have ceased rating our company and its debt securities.

     On April 7, 2003, we entered into a forbearance agreement with the Steering Group of an Ad Hoc Bondholders Committee. In connection with this forbearance agreement, we paid a forbearance fee of US$12 million. Holders of approximately US$493 million of our notes agreed to join the forbearance agreement. The forbearance agreement expired on June 30, 2003.

     On April 30, 2004, we entered into a plan support agreement with certain bank creditors and holders of our notes holding an aggregate of 55% of the outstanding principal amount of our unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of our company and the participating creditors. These obligations were not met by the agreed dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

     On May 18, 2004, we filed a voluntary petition for concurso mercantil under the LCR with the First Federal District Court in Durango, Mexico. On May 20, 2004, our foreign representative, Gabriel Villegas Salazar, commenced the 304 Proceeding on our behalf. The concurso mercantil proceeding in Mexico is administered under the voluntary petition (Solicitud de Concurso Mercantil Presentada por el Propio Comerciante), Case No. 3/2004. The 304 Proceeding is administered under case caption “In re: Petition of Gabriel Villegas Salazar, as Foreign Representative of Corporación Durango, S.A. de C.V., Debtor in Foreign Proceeding,” Case No.: 04-13487(RDD). None of our subsidiaries have filed for concurso mercantil or other bankruptcy protection.

     On May 25, 2004, following our filing for concurso mercantil, the New York Stock Exchange announced the trading of our company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. At such time the New York Stock Exchange applied to the United States Securities and Exchange Commission to delist the ADSs, the 2006 notes and the 2008 notes. Delisting from the New York Stock Exchange would have an adverse effect on the liquidity of our ADSs, 2006 notes and 2008 notes and on our ability to raise capital through the issuance of ADSs or securities convertible into ADSs.

Operations and Asset Dispositions

     In February 2003, we commenced operation of a new converter in Dallas with a capacity of 100 thousand short tons. This converter enables Durango McKinley Paper Company to manufacture specialty packaging products. Following the commencement of operations of this converter, Durango McKinley Paper Company closed its Houston facility.

     On February 27, 2003, our subsidiary, Empaques de Cartón Titán, S.A. de CV., or Titán, sold the assets of its molded pulp division, representing approximately 7.0% of Titán’s total assets, for approximately US$53.7 million. As a result of this sale, our company no longer produces molded pulp products.

     On November 14, 2003, Grupo Pipsamex sold its subsidiary, Pronal, for approximately US$28.0 million. Pronal’s principal asset was a paper mill located in San Luis Potosí, Mexico.

     On November 25, 2003, Grupo Pipsamex sold its warehouse in Mexico City for US$11.5 million. As part of the sale, Grupo Pipsamex reserved the right to use a potion of the warehouse representing approximately 1/3 of the entire property for a period of five years at no cost.

     On June 3, 2004, our subsidiary, Ponderosa, entered into an asset sale agreement with a Mexican company, under which Ponderosa agreed to sell its particleboard plant in Chihuahua for US$22.5 million (Ps 252.8 million). This sale is subject to customary closing conditions, including the approval of the Mexican antitrust authority. Upon the closing of this sale, the capacity of our other segment will be reduced by 272 thousand short tons to 72 thousand short tons.

Business Overview

     We are a vertically integrated producer of paper and packaging products with a distribution network that links our strategically located facilities with our customers. We believe that these factors, as well as our investment in modern manufacturing technology and our access to raw materials as Mexico’s only producer of unbleached virgin kraft pulp and one of Mexico’s largest users of recycled paper, based on information published by the Mexican National Chamber for the Pulp and Paper Industry, allow us to be one of the industry’s lowest cost producers. In 2003, our total sales volume was 1.2 million short tons.

     We are a strategically-focused paper company, supplying companies in the maquiladora sector, as well as the traditional Mexican export sector. We produce and supply paper to our converting facilities which in turn manufacture packaging products. Our products include:

•	Paper: containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet;

•	Packaging: corrugated containers and multi-wall sacks and bags; and

•	Other: plywood and particleboard.

     In Mexico, we are the largest domestic producer of newsprint with an estimated 35.8% market share in 2003, based on information published by the Mexican National Chamber for the Pulp and Paper Industry.

     We sell our products to a broad range of Mexican and United States manufacturers of consumable and durable goods, including the maquiladora sector and Mexico’s major exporters. Our customers in the United States and Mexico include many of the largest industrial, construction, consumer, agricultural, and media companies such as Nestlé, Pepsico, Sara Lee, Kimberly-Clark, Smurfit Stone, Vitro and El Universal. In Mexico, we produce containerboard, corrugated containers, multi-wall sacks and bags, newsprint, uncoated free sheet, particleboard and plywood. In the United States, we produce containerboard and corrugated containers.

     Our revenues were Ps 6,831.0 million in 2003. In 2003, approximately 27.3% of our sales were made in dollars, with the balance primarily dollar-linked. In 2003, 81.3% of our total sales were made in Mexico and 18.7% were made in and into the United States.

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

     We produce packaging paper and printing and writing paper.

North American Paper and Packaging Industry

     Since mid-1995, the North American paper and packaging industry has experienced a prolonged down-cycle characterized by continued price pressures, excess capacity and the inability of many industry participants to earn satisfactory returns on capital. To maintain reasonable capacity utilization, U.S. paper producers have generally maintained high export levels over the past three years, including in the exports to Mexico. These exports have increased supply in the Mexican market and kept pressure on Mexican paper prices during 2003.

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

Mexican Paper Industry

Apparent Demand for Paper

     Based on installed capacity, Mexico’s paper industry is the second largest in Latin America, according to the 2003 annual report of the Mexican National Chamber for the Pulp and Paper Industry. The total size of Mexico’s paper industry in 2003, based on “apparent demand,” was 6,391 million short tons including temporary imports, according to the 2003 annual report of the Mexican National Chamber for the Pulp and Paper Industry. Mexican production is distributed among 64 plants. Apparent demand consists of domestic production, as reported by manufacturers, plus imports, minus exports.

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

Mexican Apparent Demand
for the Paper Industry
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%	% GDP
Year	Production	Imports	Exports	Demand	Change	Change
1999	4,184	1,540	254	5,471	8.2%	3.7%
2000	4,296	1,785	227	5,854	7.0%	6.6%
2001	4,272	1,884	237	5,919	1.1%	(0.3)%
2002	4,451	1,997	227	6,221	5.1%	0.9%
2003	4,497	2,090	197	6,391	2.7%	(1.2)%

     Source: 2003 Annual Report, Mexican National Chamber for the Pulp and Paper Industry

     The dominant portion of the total market for paper products is the market for packaging paper. The table below shows Mexican apparent demand from 1999 to 2003 for packaging paper in short tons. In 2003, packaging paper accounted for 59% of Mexico’s total paper production and 56% of apparent demand for paper.

Mexican Apparent Demand for Packaging Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
1999	2,389	676	91	2,974	5.5%
2000	2,464	795	67	3,192	7.3%
2001	2,478	878	73	3,283	2.9%
2002	2,622	928	68	3,482	6.1%
2003	2,645	955	54	3,546	1.8%

Source: 2003 Annual Report, Mexican National Chamber for the Pulp and Paper Industry

     The table below show Mexican apparent demand in short tons from 1999 to 2003 for newsprint in short tons. In 2003, newsprint accounted for 5% of Mexico’s total paper production and 7% of apparent demand for paper.

Mexican Apparent Demand for Newsprint
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
1999	272	190	33	429	10.0%
2000	281	193	28	446	4.0%
2001	263	210	23	450	0.9%
2002	217	214	—	431	(4.3)%
2003	213	235	3	445	3.3%

Source: 2003 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.

     The table below show Mexican apparent demand in short tons from 1999 to 2003 for printing and writing paper. In 2003, printing and writing paper accounted for 17% of Mexico’s total paper production and 19% of apparent demand for paper.

Mexican Apparent Demand for Printing and Writing Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
1999	770	319	27	1,062	15.2%
2000	759	371	19	1,111	4.6%
2001	726	388	15	1,099	(1.1)%
2002	769	409	22	1,156	5.2%
2003	763	448	11	1,200	3.8%

Source: 2003 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.

Pricing

     In the past three years, prices for Mexican paper and packaging products have been influenced by a combination of factors, including:

•	the rate of growth of the Mexican economy and the demand for packaging;

•	prevailing inflation rates in Mexico;

•	U.S. paper price levels;

•	prevailing international prices for paper and packaging; and

•	fluctuations in the peso/dollar exchange rate.

     Containerboard and newsprint are commodities priced in relation to international prices for paper, recycled fiber and pulp. Because the paper industry is highly capital intensive, prices may also be affected by industry capacity utilization rates, by additions of new capacity and by plant closures.

     The prices of corrugated containers and multi-wall sacks and bags in Mexico are affected by prevailing prices of containerboard, as well as the following factors:

•	resistance specifications;

•	quality control;

•	customer service;

•	printing and graphics specifications;

•	volume of production runs; and

•	proximity to customers and industrial centers (due to the transportation cost of converted products).

     Prevailing international prices for paper and packaging, as well as U.S. price levels, declined sharply during late 1995 and remained weak until the first half of 1999. In the second half of 1999, newsprint prices recovered somewhat; however, in the second half of 2001, newsprint prices began a decline and during 2002, prices for newsprint declined by 19.7%. In 2003, prices for newsprint recovered by 8.4%.

     Prices for corrugated containers in Mexico have historically tended to be approximately 15% below corrugated container prices in the United States and prices for Mexican containerboard have tended to be 10% to 15% lower than in the United States. In the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the complete elimination of tariffs and generally low prices for packaging products in the United States over the last three years, competition in Mexico from imports has increased. Our prices for containerboard and packaging products over the last three years have declined in the face of competition from imports.

     Under NAFTA, most of Mexico’s tariffs were eliminated in 2003. Since January 1, 1999, the tariff on newsprint has been 0%. Mexico maintained a protective tariff on corrugated containers of 5% through the end of 2000, which was eliminated in 2001. Multi-wall sacks and bags were protected by a 3% tariff in 2000, but this tariff declined to 0% in 2003. As a result, the elimination of tariffs has had the effect of shortening the lag time between price changes in the U.S. and Mexican packaging and paper industries.

Subsidiaries and Operating Divisions

Organizational Structure

(1)	19.80% is controlled through Titán.

(2)	4.92% is controlled through Titán.

     We are comprised of various operating divisions which are distinguished by product type as follows:

•	Paper: Grupo Durango, Grupo Pipsamex and Durango McKinley Paper Company

•	Packaging: Titán and Durango McKinley Paper Company

•	Other: Ponderosa

     Our operating divisions interact with each other to comprise a vertically integrated unit. This integration enables us to limit purchases from external suppliers and reduce costs. Our operating divisions are:

•	Grupo Durango. The Grupo Durango division (formerly Pamex) produces containerboard. In 2003, approximately 80% of the 516 thousand short tons of linerboard and corrugating medium shipped by Grupo Durango was used to supply our Titán division. The remainder of its production was sold to third party manufacturers in Mexico and the United States.

•	Grupo Pipsamex. Grupo Pipsamex produces newsprint and bond paper. In 2003, Grupo Pipsamex shipped 131 thousand short tons of newsprint and 124 thousand short tons of uncoated free sheet. Grupo Pipsamex’s sales are predominantly to the Mexican market with the balance primarily sold in the United States.

•	Durango McKinley. Durango McKinley Paper Company is a recycled linerboard manufacturer strategically located in the southwestern United States that supplies our packaging operations in the United States and northern Mexico and serves the maquiladora region. Durango McKinley Paper Company is a significant collector of OCC material, which is processed to create recycled fiber. In 2003, approximately 23% of the paper needs of our packaging operations in Texas were supplied by Durango McKinley Paper Company.

•	Titán. Our Titán division, which includes the packaging operations of Durango McKinley Paper Company, is a large paper-based packaging manufacturer. Titán’s 2003 shipments of 652 thousand short tons consisted of corrugated containers and multi-wall sacks and bags. Grupo Durango supplies approximately 75% of Titán’s containerboard requirements, with the balance consisting of higher grade containerboard, supplied primarily by Durango McKinley Paper Company. Waste material generated in production of corrugated containers is sold back to Grupo Durango for recycling and to produce pulp. Titán’s sales are primarily to Mexico and the export sector.

•	Ponderosa. Ponderosa Industrial de México, S.A. de C.V., or Ponderosa, a forest-based building products manufacturer, markets its products throughout the NAFTA region. In 2003, Ponderosa’s continuing operations shipped 11 thousand short tons of plywood.

     Our operating divisions interact with each other through inter-company sales as follows. Grupo Durango sells containerboard to Titán for the production of corrugated containers and multi-wall sacks. Titán sells its waste to Grupo Durango for the production of recycled fiber. Grupo Pipsamex purchases some corrugated containers from Titán. Grupo Pipsamex sells OCC and ONP to Grupo Durango for the production of recycled paper.

Our Products

General

     Our main product groups are:

•	Paper—containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet (bond, book stock, miscellaneous free sheet);

•	Packaging—corrugated containers and multi-wall sacks and bags; and

•	Other—plywood and particleboard.

     The total capacity of our continuing operations by product and number of mills and plants as of December 31, 2003, and our actual production for the periods indicated, is as follows:

			Production at December 31,
	Installed Capacity at	Mills/
Product Type	December 31, 2003	Plants	2003	2002	2001
	(in thousands of short tons per year)		(in thousands of short tons)
Paper:
Containerboard	815.0	6	859.9	831.4	710.8
Newsprint	200.0	1	131.0	125.4	169.7
Uncoated free sheet	143.0	1	143.5	145.5	108.3
Kraft paper (1)	—	—	—	56.8	66.1
Coated bleached board (1)	—	—	—	137.5	230.3

Total Paper	1,158.0	8	1,134.3	1,296.5	1,285.1
Packaging:
Corrugated containers	892.0	18	627.6	581.9	543.2
Multi-wall sacks and bags	66.0	3	36.9	44.6	69.4
Paper tubes	0.0	0	1.4	4.3	2.9

Total Packaging	958.0	21	666.0	630.9	615.5
Other products	58.0	3	10.2	15.4	25.6

Total Production	2,174.0	32	1,810.5	1,942.8	1,926.2

(1)	In October 2002, we sold all of our interest in Durango Paper Company, eliminating our production of kraft paper and our production of coated bleached board.

     The total sales volume of our continuing operations to third-parties and net sales by product for the periods indicated is as follows:

	December 31,
Product Type	2003			2002			2001
	Sales volume	Net Sales		Sales volume	Net Sales		Sales	Net Sales
							volume
		(in million			(in million		(in	(in million
	(in thousands	of constant		(in thousands	of constant		thousands of	of constant
	of short tons)	pesos)		of short tons)	pesos)		short tons)	pesos)
Paper:
Containerboard	312.7	Ps	1,545.3	273.6	Ps	1,570.0	243.5	Ps	1,583.4
Newsprint	130.8		646.5	127.4		731.0	264.7		1,721.0
Uncoated free sheet	124.4		615.1	117.0		671.4	128.2		834.0
Kraft paper (1)	—		—	57.2		328.5	63.8		415.1
Coated bleached board (1)	—		—	136.2		781.4	228.8		1,487.9

Total Paper	567.9		2,806.9	711.4		4,082.2	929.0		6,041.4

Packaging:
Corrugated containers	615.6		3,645.7	586.3		3,562.1	545.0		4,058.5
Multi-wall sacks and bags	35.9		294.0	45.5		379.4	70.4		524.0
Paper tubes	0.4		2.9	1.0		7.1	1.1		7.9

Total Packaging	652.0		3,942.6	632.8		3,948.6	616.5		4,590.4
Other products	10.8		81.6	15.9		93.7	24.3		143.5

Total sales volume	1,230.7	Ps	6,831.0	1,360.1	Ps	8,124.5	1,569.8	Ps	10,775.3

(1)	In October 2002, we sold all of our interest in Durango Paper Company, eliminating our production of kraft paper and our production of coated bleached board.

Paper Products

     Below is a description of our paper products and their usage.

Product Type	Product Description and Usage
Containerboard	We produce linerboard and corrugating medium, white-top and mottled white linerboard and paper, and high-performance linerboard. Our products are used by corrugated container manufacturers in the production of a wide variety of corrugated containers.

Newsprint	We produce standard, peach and improved newsprint. Our products are used by newspaper and magazine publishers and advertisers for newspapers, books, advertisements, and magazines.

Uncoated free sheet	We produce bond, forms, tablet, copy, and book stock and miscellaneous free sheet. Our products are used by consumer goods and office supplies producers for printing and writing paper, office supplies, and educational books.

     We are able to produce a wide variety of paper products, in terms of weight and resistance, and we can use virgin and recycled fiber as raw material in different proportions to achieve the characteristics required by our customers. We sell our linerboard in rolls of varying widths depending on the capacity of the converting machinery on which it will be used.

Packaging Products

     Below is a brief description of our packaging products and their usage.

Product Type	Product Description and Usage
Corrugated containers	We produce corrugated containers manufactured in converting plants from containerboard. Our products are used by consumer, industrial and agricultural goods producers to ship products including home appliances, electronics, spare parts, grocery products, produce, books, tobacco and furniture.

Multi-wall sacks and bags	We produce flat, expandable, glued, sewn and laminated bags. Our products are used by cement, powdered foods and chemicals manufacturers for delivery of cement, flour, powdered food, chemical products, gypsum and lime products.

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

Other Products

     Below is a description of our other products and their usage.

Product Type	Description and Usage
Particleboard	We produce thermalfused melamine panels. Our products are used in the construction and furniture industry for raw particle, shelving and stepping.

Plywood	We produce ponderosa pine plywood, hardwood plywood and medium density overlay, and specialty plywood. Our products are used in the construction industry in Mexico and the United States. Other uses are signs, doors, concrete pouring, and toys.

     Demand in the Mexican forest products industry is driven primarily by the Mexican construction and furniture industries. Demand for our other products declined sharply in 2001 and has subsequently remained depressed.

Customers

     We primarily sell our products in Mexico and the United States. In 2003, 81.3% of our total sales were made in Mexico and 18.7% were made in and into the United States.

     Our major customers in Mexico and the United States include:

Paper	Packaging	Other Products
Mexico:	Mexico:	Mexico:
El Universal	Vitro	Grupo GAMA
O.E.M.	Allen	Grupo Cambel
Grupo Multimedios	Nestlé	Maderichi
Novedades	Kimberly-Clark	Contructora Barahona
Grupo Reforma	Sara Lee
Los Debates	Gamesa and Sabritas (PepsiCo.)
Comisión Nacional de Libros	Grupo GIS
de Texto Gratulto	Herdez
MEAD

United States:	United States:	United States:
Smurfit Stone	Russell Athletic	Interstate
Box USA	Sara Lee	Hutting
Weyerhauser	Victor Pkg – Dallas	Continental Inc.
Corru Kraft	Iris	Weyerhauser
Independent	Bronco Packaging	Boise
Malena Produce

Sales and Marketing

     In 2003, sales to our 10 largest customers accounted for approximately 13% of our net sales. None of our customers accounted for a material amount of our revenues. We do not believe that the loss of any single customer would have a material adverse effect on our business.

     Our sales and marketing staff are responsible for identifying and developing markets as well as notifying our research and development staff of customer product requirements. We sell our products through our direct sales force at our Mexican offices located in Mexico City, Guadalajara and Monterrey, Mexico, and our U.S. offices located in Albuquerque, New Mexico and Dallas, Texas. As of December 31, 2003, we had approximately 52 employees involved in direct sales. We make substantially all of our sales directly to our clients. We use brokers only in limited circumstances.

     Our sales strategy involves targeting niche markets, such as the maquiladora sector, growing manufacturing regions in central and southern Mexico, Mexican export markets and lightweight markets. A core element of our sales strategy is to establish long-term customer relationships by ensuring that we satisfy our customers’ specific requirements. The customized service we provide and the strategic relationships we have developed ensure we retain our existing customers while attracting new ones. Over the past three years, changes in Mexican tax law have reduced the number of manufacturers in the maquiladora sector of Mexico, reducing the aggregate productive capacity of the region. However, many of these manufacturers have relocated their operations to more centralized locations in Mexico and are now permanently established in the market. To enable us to maintain the advantages of strategically located facilities, we continue to update our distribution network to accommodate the trends of our important manufacturing customers.

     To support our direct sales efforts and to actively promote our products, we engage in a variety of marketing activities. These activities include regular meetings with our entire sales force and educational seminars and social outings with customers.

     Customer service is an important factor in maintaining and gaining market share and customers. We deliver products to our customers in a manner that addresses individual technical specifications, delivery methods, timing constraints and other customer specific requirements. Our sales force has established customer complaint procedures and undergoes customer retention reviews to ensure that the level of our service is maintained and constantly improved. Our advertising and promotional campaigns are carried out in specialized industry publications and industry trade shows.

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

Raw Materials

     We believe we have a flexible raw material mix. The principal raw materials used in our production processes are recycled fiber and virgin pulp. Recycled fiber is obtained by processing OCC material, ONP material, magazines and office waste paper material. We also use virgin pulp, which is made by processing wood chips, which we mix with recycled fiber to produce a variety of semi-recycled grades of other packaging and paper products. In the case of newsprint and printing grades, we produce a high quality product with a high content of recycled fiber.

Recycled Fiber

     Our business is affected by trends in international and domestic prices of OCC and ONP material. In Mexico, the price differential between domestic and imported OCC and ONP material fluctuates in peso terms, due to demand and currency fluctuations, and at any given time we may supply ourselves from either market, depending on the then current price differential. In 2003, approximately 92% of the fiber we used in our Mexican operations was recycled and approximately 37% of this recycled fiber was imported from third party producers.

     In the United States, our McKinley mill uses only recycled fiber. In 2003, our recycling centers in Albuquerque, Phoenix and El Paso provided approximately 43% of our fiber requirements in the United States and we obtained the balance of our recycled fiber requirements in the open market.

Pulp

     We are Mexico’s sole producer of unbleached kraft pulp and we are currently able to produce 110,000 short tons of unbleached kraft pulp per year, which is more than sufficient to supply our internal requirements for virgin kraft pulp. We are also able to produce 79,000 short tons per year of chemical thermo-mechanical pulp, 79,000 short tons per year of thermo-mechanical pulp, 79,000 short tons per year of sugar cane bagasse pulp, and 165,000 short tons per year of deinked pulp.

     In Mexico, we buy our wood, the raw material from which we produce virgin kraft pulp, from small property owners and ejidos, which are small plots of land granted by the Mexican government to small groups of land workers. The wood is purchased from sellers located in the states of Durango, Jalisco, Oaxaca and Michoacán. In total we have access to approximately 600,000 hectares of forestry land. In 2002, the Mexican government made significant changes to the ejido system in order to increase productivity. The changes have restructured the ejido system to allow large private investors to co-invest with small owners or to lease properties on a long-term basis. We have traditionally managed our supply of resources through direct negotiations with landowners. In general, we believe that our existing wood supply arrangements are sufficient to provide for our currently anticipated rates of consumption for the foreseeable future. We also have a strong presence in the Mexican forestry sector that allows us to effectively source our wood supply.

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

Electric Power

     Atenquique generates its own electric power from an on-site power plant, while the other Grupo Durango mills purchase all of their electric power from the Comisión Federal de Electricidad, the Mexican state-owned electric company. Some of our mills generate a portion of the power needed in our pulp mills: the Mexpape mill generates 50% of its electric power, the Centauro paper mill generates approximately 20% of its electric power, while the balance is purchased from the Mexican state-owned electric company. Our other Mexican plants purchase all their electric power from the Mexican state-owned electric company. The contracts for electric power supply signed with the Mexican state-owned electric company are the standard contracts used for all Mexican companies and there is no specific termination date for the contracts.

     In the United States, a rural electric cooperative supplies 100% of the electric power used by our McKinley mill at formula prices under a long-term contract. Our U.S. converting facilities purchase electric power from local utilities.

Distribution and Supply of our Products

     Our distribution network is an extensive and efficient delivery system within the Mexican paper and packaging industry. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time for our products. We distribute and deliver our products from our plants as well as from several warehouses strategically located throughout Mexico. In the United States, we deliver our products from our plants located in Prewitt, New Mexico and Dallas and Houston, Texas. We are able to deliver our products to our customers within one to five days from the date of the purchase order. We are able to adjust deliveries of our products through the use of a just-in-time system, offering same day deliveries, at the request of our customers.

     We currently own approximately 76 trailer trucks and have access to approximately 1,500 additional trailer trucks owned by independent operators who provide services principally to us. We use our trucks to transport wood from forests to our production facilities, and we also use our trucks, and trucks operated by independent operators, to ship finished products to our customers in Mexico and in the United States. The independent operators benefit from their relationship with us because they can frequently haul our finished goods to industrial centers and raw material in the form of recycled fiber to our plants on a single round trip. This also reduces our shipping costs.

     Among our products, containerboard, newsprint and printing grades, which are transported in large rolls, can be economically shipped over long distances. Corrugated containers and bags have a much smaller economic shipping radius because their low density results in a relatively high transport cost per ton compared to paper. Consequently, our broad network of container and bag plants, located near major industrial centers around Mexico, is an important factor in the timely and economic delivery of our packaging products to both local and national customers.

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

Our Competition

     In Mexico, we compete with a number of Mexican paper producers and packaging producers and with major non-Mexican integrated paper and packaging producers, who are primarily importers from the United States. In addition, as an integrated paper and packaging producer, we compete not only with other integrated paper and packaging producers, but also with companies that produce only paper, converted products, or packaging. Many of our non-Mexican competitors have greater financial resources than we do. We compete primarily on customer service, product quality differentiation and price.

     In the United States, we compete with a number of paper producers and packaging producers, including Boise Cascade Corp., Smurfit Corp., Stone Container Corp., International Paper, Abitibi Consolidated, Inc., Packaging Corporation of America, Bowater Incorporated, and Weyerhaeuser Company, many of whom have greater financial resources than we do.

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

     We produce, distribute and sell different paper grades and paper products, which we believe gives us, unlike our Mexican competitors, the flexibility to avoid the impact of cyclically occurring in the market. We can increase paper production for export opportunities, as conditions warrant, such as changes in raw material prices, without interrupting a steady supply of paper to our internal converting operations and our existing customers. While the phased reduction in Mexican tariffs under NAFTA may increase our competition from U.S. producers of containerboard, we are not aware of any plans by domestic or foreign producers to construct additional production capacity in Mexico.

     In 2003, approximately 66% of our net sales of paper to third parties were to customers in Mexico and approximately 34% of our net sales of paper to third parties were to customers in the United States. In 2003, approximately 87% of our net sales of packaging products to third parties were to customers in Mexico; and approximately 13% of our net sales of packaging products to third parties were to customers in the United States. In 2003, approximately 7% of our net sales of packaging products were to companies in Mexico that primarily export their products, including exporters located in the border region, maquiladoras located outside of the border region and other Mexican exporters.

Environmental Matters

     Our Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General del Equilibrio Ecológico y de Protección al Ambiente) and the rules and regulations published under this law. Under this law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

     In 1988, we agreed with Mexican environmental regulatory authorities on a compliance plan which we proceeded to implement. Today, our paper mills are in compliance with general standards established by law and with specific standards promulgated by the Mexican regulatory authorities. In 1995, we purchased approximately 26% of Planta Ecológica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture processes and recycles water used by plants in the industrial park where our Monterrey paper mill is located. Our paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environment and Natural Resources. We have frequently been recognized for our environmental record and our role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find our environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, we could incur material compliance costs.

     Our U.S. operations are subject to federal, state, and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, or CERCLA, and Resource Conservation and Recovery Act, or RCRA, has required us to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

     We are committed to protecting the health and welfare of our employees, the public, and the environment and we strive to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, we intend to use modern technology for our air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

Mexican Law of Commercial Reorganizations

     On May 12, 2000, the LCR replaced the Mexican Law of Bankruptcy and Suspension of Payments (Ley de Quiebras y Suspensión de Pagos), which had been in effect since 1943, as Mexico’s reorganization regime. To date, the LCR has been largely untested, thus the manner in which it will be interpreted by Mexican courts and the impact it will have on the rights of debtors and creditors is uncertain.

     Under the LCR, a debtor that fails to satisfy generally its debt payment obligations may be found insolvent and potentially subject to a reorganization proceeding under the LCR. An insolvency declaration may be requested by the debtor if either of the following situations are present, or by two or more of its creditors, or the public prosecutor, if both of the following conditions are met. An entity filing a voluntary petition will be deemed to be insolvent if at least one of the following conditions is met:

•	it fails to pay one or more creditors holding debt past due in excess of thirty days, and such past due debt represents 35% or more of all of the debtor’s liabilities as of the date of filing the request for concurso mercantil under the LCR; or

•	the debtor’s liquid assets, namely, short-term cash, securities, deposits or accounts receivable (realizable in less than 90 days) are not sufficient to pay at least 80% of its past due debt as of the date of the filing.

     The determination of a debtor’s solvency or insolvency is made by a judge based largely upon an insolvency report made by an examiner (visitador) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Institute Federal de Especialistas de Concursos Mercantiles), which we refer to as the Institute, after the petition for concurso mercantil is filed.

     When the judge declares the effectiveness of the concurso mercantil, unless the debtor requests a bankruptcy declaration, a conciliator is appointed and the conciliation phase begins. In the conciliation phase the judge:

•	orders the suspension of the payment of the debtor’s liabilities incurred before the proceedings began, except those deemed necessary for the debtor to continue its ordinary operations;

•	sets the retroaction date;

•	starts the creditor recognition process; and

•	orders that all attachment orders and enforcement proceedings against the debtor’s assets be suspended, except for certain labor and fiscal indebtedness.

     The conciliator arranges for the debtor and its recognized creditors to engage in negotiations to restructure and rehabilitate the insolvent company in accordance with the LCR. If a restructuring agreement is reached, it is presented before the judge for approval and the proceeding is terminated with the rehabilitation of the debtor. Any agreement among the creditors in the conciliation phase requires the support of the creditors of the debtor holding more than 50% of the aggregate of the recognized amount of debt of all the recognized unsecured creditors.

     During the conciliation phase, the debtor continues to manage its affairs under the supervision and oversight of the conciliator, subject to certain restrictions. Removal of the debtor’s management at the request of the conciliator is provided for in certain circumstances, in which case the conciliator assumes management. The conciliator may request that the debtor’s operations be terminated, in whole or in part, temporarily or permanently. At the request of third parties, assets owned by such third parties in the possession of the debtor may be segregated from the proceedings. Monetary obligations of the debtor denominated in Mexican currency are accelerated and are converted into investment units (Unidades de Inversion), an accounting unit linked to the peso and the inflation rate in Mexico. Monetary obligations also stop bearing interest, except in the case of ordinary interest bearing debts secured with real estate collateral (in which case interest accrues up to the value of the collateral). Monetary obligations denominated in a currency other than pesos, are converted into pesos and then converted into investment units, except in the case of secured debt.

     The conciliation phase has an initial duration of up to 185 days and may be renewed for two 90-day periods, subject to certain requirements. If the conciliation phase is not successful, a bankruptcy declaration is entered. A bankruptcy declaration may also be entered at any time during the conciliation phase at the request of the debtor or the conciliator. Should the conciliator request a bankruptcy declaration, we would have the opportunity to oppose such a request.

     During the bankruptcy phase, the debtor’s business and its assets are liquidated and the proceeds used to pay recognized creditors. The First Federal District Court in Durango, Mexico will appoint a receiver for this purpose, who also replaces the debtor’s management. The receiver will administer the assets of the debtor and take the necessary measures for their preservation, pending realization. The receiver sells the debtor’s assets, mainly through public auction. Bankruptcy payment to creditors with the liquidation proceeds is made in accordance with the LCR rules regarding ranking and priority. The proceeds are paid in accordance with the receiver’s proposal, subject to the judge’s approval. A bankruptcy judgment:

•	suspends the rights and obligations of the bankrupt company, pending liquidation and payment to recognized creditors;

•	obligates the bankrupt company, its officers and managers to turn the possession and management of the assets and rights of the company over to the receiver, except for those considered by the LCR as non-sellable and non-attachable assets;

•	orders all third parties which at such time are holding failed company assets to deliver them to the receiver, unless such assets have been attached and are to be executed upon in order to comply with a non-appealable judgment that originated prior to the declaration of concurso mercantil; and

•	enjoins debtors of the failed company from paying their debts without prior authorization.

     As of July 15, 2004, the voluntary petition filed by our company to request the concurso mercantil had not yet been declared effective by the First Federal District Court in Durango, Mexico.

     If we enter into a conciliation phase, we may not reach an agreement with our creditors. Creditors holding more than 50% in amount of the total recognized unsecured debt must agree to the terms of the conciliation. Pursuant to the LCR, any such restructuring agreement is required to treat all unsecured creditors not signing the agreement at least equal to the most favored unsecured creditors that represent at least 30% of such class.

     Since the LCR has been recently enacted and its provisions affecting debtors’ and creditors’ fights have not been fully tested in court, we cannot predict whether the actual implementation of the above structural and procedural descriptions of the LCR by the Mexican courts will be consistent with our interpretation of the statute.

Insurance

     We carry “all risk” insurance policies for each of our facilities. These policies cover our property, plant, equipment, raw materials, finished products and inventory at levels customary with market practice.

Property, Plant and Equipment

     The table below sets forth information regarding the identity, location, products and capacity of our production facilities as of December 31, 2003:

short tons per year
Paper:
Containerboard
Centauro Mill (Durango)	264,000
Atenquique Mill (Jalisco)	132,000
McKinley Mill (New Mexico, U.S.) (1)	200,000
Monterrey Mill (Nuevo León)	137,000
Guadalajara Mill (Jalisco)	55,000
Texcoco Mill (Edo. de México) (2)	27,000

Total	815,000
Newsprint
Tuxtepec Mill (Oaxaca) (3)	200,000

Uncoated Free Sheet
Mexpape Mill (Veracruz)	143,000

1,158,000

Pulp:
Unbleached Softwood Pulp
Atenquique Mill (Jalisco)	110,000

Bleached Chemical Thermomecanical Pulp
Pipsamex Pulp Mill (Durango) (2)	79,000

Thermomecanical Pulp (TMP)
Tuxtepec Pulp Mill (Oaxaca)	79,000

Bleached Bagasse Pulp
Mexpape Pulp Mill (Veracruz) (2)	79,000

short tons per year
Bleached Deinking Pulp
Tuxtepec DIP Mill (Oaxaca)	79,000
Mexpape DIPHB Mill (Veracruz)	86,000

Total	165,000

512,000

Packaging:
Corrugated containers
Mexicali Plant (Baja California Norte) (1)	39,000
Chihuahua Plant (Chihuahua)	37,000
Monterrey Centro Plant (Nuevo León)	52,000
CartonPack (Nuevo León)	59,000
Monterrey Plant (Nuevo León)	56,000
Culiacán Plant (Sinaloa)	39,000
Guadalajara Plant (Jalisco)	52,000
Guadalajara Ceosa Plant (Jalisco)	39,000
Guadalajara San Sebastián Plant (Jalisco)	16,000
Querétaro Plant (Querétaro)	47,000
Atenpack Juárez Plant (DF)	51,000
Atenpack Tultitlan Plant (Edo. de México)	52,000
Titán Tlalnepantla Plant (Edo. de México)	58,000
Eyemsa Izcalli Plant (Edo. de México)	47,000
Eyemsa Tlalnepantla Plant (Edo. de México)	46,000
Eyemsa Tapachula Plant (Chiapas)	52,000
Eyemsa Tepatitlán Plant (Jalisco)	50,000
Durango McKinley Paper Dallas Plant (Texas, U.S.)	100,000

Total	892,000
Multi-wall Sacks & Bags
Cd. Guzmán Plant (Jalisco)	22,000
Tula Plant (Hidalgo)	22,000
Apasco Plant (Edo. de México) (2)	22,000

Total	66,000

958,000

Other:
Particleboard Chihuahua Mill (Chihuahua) (4)	200,000
Plywood Anahuac Mill (Chihuahua) (2)	26,000
Particleboard Durango Mill (Durango) (2)	17,000
Plywood Durango Mill (Durango)	15,000

Total	258,000

(1)	Leased facility.

(2)	These facilities are not currently in operation.

(3)	This mill has the ability to produce 50,000 short tons of kraft paper per year on one of its newsprint machines.

(4)	These facilities are being held for sale and the operations of these facilities are classified as discontinued operations.

     In 2003:

•	we rehabilitated a second machine in the Tuxtepec Mill and commenced operation of this machine, increasing this mill’s capacity from 137,000 short tons per year to 200,000 short tons per year;

•	we commenced operations on a new converting machine at our Dallas, Texas plant, increasing the capacity of this plant from 46,000 short tons per year to 100,000 short tons per year, and closed our corrugated container plan in Houston, Texas, eliminating capacity of 33,000 short tons per year; and

•	we permanently closed our unbleached softwood pulp mill at the Centauro Mill in Durango, Mexico. This mill had a production capacity of 110,000 short tons per year.

     In addition to our facilities described above, our headquarters are located in Durango, Mexico, approximately 900 kilometers (560 miles) north of Mexico City. We maintain sales offices in Mexico City, Guadalajara, Jalisco and Monterrey, Nuevo León and representative offices in Dallas, Texas. Our various production facilities in Mexico are located in the states of Durango, Nuevo León, Jalisco, Baja California, Sonora, Estado de México, Hidalgo, Querétaro, Sinaloa, Chihuahua and Chiapas, as well as in Mexico City. In the United States, we operate facilities in the states of New Mexico, Texas and Arizona. We own our headquarters and all of our operating facilities, except as noted in the table above.

Item 5. Operating and Financial Review and Prospects.

General

     The discussion and analysis of our financial condition and results of operations has been organized to present the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting estimates;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of 2003 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2003, 2002 and 2001;

•	a discussion of our liquidity and capital resources, including our liquidity crisis, our working capital at December 31, 2003 and 2002, our changes in financial position for the years ended December 31, 2003, 2002 and 2001, and our short-term and long-term indebtedness;

•	a discussion of our capital expenditures and our contractual commitments; and

•	a qualitative and quantitative discussion of market risks that we face.

Overview

     We are a vertically integrated producer of paper and packaging products with an extensive distribution network that links our strategically located facilities with our customers. We believe that these factors, as well as our investment in modern manufacturing technology and our access to raw materials as Mexico’s only producer of unbleached virgin kraft pulp and one of Mexico’s largest users of recycled paper, based on information published by the Mexican National Chamber for the Pulp and Paper Industry, allow us to be one of the industry’s lowest cost producers.

     Our results of operations have been influenced and will continue to be influenced by a variety of factors, including:

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness, which affects our net financial expenses;

•	the substantial reduction in our production capacity and product offerings as a result of the disposition of Durango Paper Company, Pronal and the molded pulp division of Titán, and our proposed disposition of our Chihuahua particleboard plant;

•	the Mexican and U.S. market prices of corrugated containers, containerboard and newsprint, which significantly affect our net revenue;

•	the level of production capacity in the United States and Mexico for the products that we sell and our capacity utilization rate, which significantly affects the cost of producing our products and may lead to the impairment of our assets;

•	the Mexican and U.S. market prices of OCC and ONP, the principal raw materials in our paper manufacturing operations, which significantly affects the cost of producing our products;

•	the growth rate of Mexican GDP and U.S. GDP, which affects the demand for our products, and consequently our sales volume;

•	the exchange rate of the peso against the dollar, which affects our net sales in pesos and our financing costs;

•	inflation rates in Mexico; and

•	our ability to use our net operating loss carryforwards.

     Our financial condition and liquidity is and will be influenced by a variety of factors, including:

•	our ability to extend the average maturity of our loans and debt securities through a financial reorganization;

•	our ability to generate cash flows from our operations;

•	prevailing domestic and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our inability to borrow funds from Mexican and international financial institutions or to sell our debt securities in the Mexican and international securities markets, primarily as a result of our defaults on our unsecured indebtedness; and

•	our capital expenditure requirements, which consist primarily of major maintenance of our operating facilities.

Financial Presentation and Accounting Policies

Consolidated Financial Statements

     We have prepared our consolidated financial statements at December 31, 2003 and 2002 and for the three years ended December 31, 2003 in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Notes 24 and 25 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003.

     Our company is the result of the merger on October 8, 2001 of Corporación Durango, S.A. de C.V., or CODUSA, into Grupo Industrial Durango, S.A. de C.V., or GIDUSA. GIDUSA, the surviving entity, was subsequently renamed Corporación Durango, S.A. de C.V. Prior to October 8, 2001, GIDUSA was a majority owned subsidiary of CODUSA.

     For accounting purposes, the GIDUSA merger took effect as of October 8, 2001 and was reflected on a historical cost basis in a manner similar to a pooling of interests under which there was no change in the existing assets and liabilities and results of operations of both entities. The minority interest in Colusa’s consolidated financial statements prior to the GIDUSA merger reflected the shareholding in GIDUSA not owned by CODUSA. This minority interest was eliminated upon the merger. With the prior approval of the Foreign Relations Ministry of Mexico, our name change became effective on February 12, 2002 when GIDUSA’s bylaws (estatutos sociales) were amended and registered with the Public Registry of Commerce.

     Our financial statements reflect the consolidated assets and liabilities and results of operations of CODUSA, which includes GIDUSA, as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2003.

Business Segments

     We manage our business and report our results on a product basis in three segments. Our reportable segments are:

•	Paper – This segment includes our production and sale of containerboard (linerboard and corrugating medium), newsprint, kraft paper, uncoated free sheet and coated bleached board. This segment includes the operating results of Grupo Durango and Grupo Pipsamex in Mexico and Durango Paper Company and Durango McKinley Paper Company’s paper operations in the United States. We sold Durango Paper Company in October 2002 and no longer produce kraft paper and coated bleached board.

•	Packaging – This segment includes the manufacturing and selling of corrugated containers, multi-wall sacks and bags and paper tubes. This segment includes the operating results of Titán in Mexico and Durango McKinley Paper Company’s packaging operations in the U.S. We sold our paper tube manufacturing operation to Tubos y Especialidades de México, S.A. de C.V., a related party, in April 2003 for Ps 2.0 million. As a result, we no longer produce paper tubes.

•	Other – This segment includes the manufacturing and selling of plywood and particleboard.

     In 2003, paper products accounted for 41.1% of our total sales; packaging products accounted for 57.7% of our total sales and other products accounted for the remaining 1.2% of our total sales.

Discontinued Operations

     In connection with our financial and operating restructuring, during 2003 we authorized the discontinuation and/or sale of some subsidiaries or significant assets. The related assets, liabilities and operating results are presented in our financial statements as discontinued operations. Discontinued operations are (1) the molded pulp division of Titán, which we sold on February 27, 2003, (2) Pronal, which we sold on November 14, 2003, and (3) the Chihuahua particleboard plants of Ponderosa.

Critical Accounting Estimates

     We have identified the most critical accounting estimates that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting estimates under Mexican GAAP.

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

     We also evaluate the carrying value property, plant and equipment to be held and used and any assets to be disposed of when events or circumstances suggest that the carrying value may not be recoverable, such as plant temporary shut downs or permanent closures. Such reviews have been necessary in recent years. Impairment losses for equipment held and used are recorded when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. The estimates of undiscounted cash flows take into consideration expectations of future macroeconomic conditions as well as our company’s internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk that we have considered in our valuation, nevertheless, actual future results may differ. Should an impairment exist, the amount of the loss is then quantified by comparing the carrying amount of the assets to the weighted discounted cash flows. For assets to be disposed of, our company assesses whether machinery or equipment can be used at other facilities and if not, estimates the proceeds to be realized upon sale of the assets. Our company has recorded impairment losses related to certain unused assets and such losses may potentially occur in the future.

Pension plans, seniority premiums and indemnities

     The determination of our obligation amid expense for pension plans, seniority premiums and indemnities are dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 12 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

Negative goodwill

     Negative goodwill is amortized under the straight-line method over a period not to exceed two years, which in our opinion, approximates the period in which the acquired subsidiaries are integrated into our company. The period that it takes an acquired subsidiary to be integrated into our company involves significant judgments and the use of estimates.

Principal Factors Affecting Our Results of Operations

Our Liquidity Crisis

     At December 31, 2003, our total outstanding indebtedness on a consolidated basis was Ps 9,197.2 million. As a result of our substantial indebtedness, our company incurred interest expenses of Ps 1,186.2 million in 2003, Ps 1,130.6 million in 2002 and Ps 1,118.5 million in 2001. In addition, because substantially all of this indebtedness is denominated in dollars and the peso has depreciated significantly against the dollar during 2003 and 2002, our company incurred foreign exchange losses of Ps 821.4 million in 2003 and Ps 998.2 million in 2002. These interest expenses and foreign exchange losses were substantial factors in our net losses for 2003 and 2002.

     In addition, as a result of our declining operating results during the past two years, we were not able to generate sufficient resources to pay the principal and interest that has come due under our unsecured indebtedness since November 29, 2002. As a result of our negative credit ratings and downgrades, our access to sources for short-term financing has been severely restricted, thus impeding our ability to finance our operations. Furthermore, the negative publicity surrounding the downgrades and our liquidity crisis has adversely affected the terms of our trade payables and ability to obtain new customers. For a further discussion of our liquidity crisis, see “Liquidity and Capital Resources — Our Liquidity Crisis.”

Disposition of Certain of Our Operations

     Our results of operations have been affected during the last three years by our disposition of some of our operations. As a result of these dispositions, our net sales, gross profit and operating income have decreased significantly and we have recorded significant other expenses, net losses of discontinued operations and an extraordinary loss.

Disposition of Eastman and Sky Divisions of Durango Paper Company

     As part of our strategy to reduce the indebtedness we incurred in connection with the acquisition of Durango Paper Company, we sold substantially all of the converting assets of Durango Paper Company consisting of the Eastman and Sky divisions for Ps 330.4 million (US$29.4 million), which resulted in a loss of Ps 138.2 million (US$12.3 million). This loss was recorded as an extraordinary loss in our statement of operations for 2001. As a result of these dispositions, the capacity of our packaging segment was reduced by 180 thousand short tons.

Disposition of Durango Paper Company

     In August 2002, our subsidiary Durango Paper Company suffered a boiler explosion at one of its plants located in St. Marys Georgia, which resulted in the suspension of operations and the generation of significant losses. Additionally, at the date of the accident, we did not have sufficient insurance coverage for such an event and were exposed to the entire loss relating to the incident. In October 2002, we sold Durango Paper Company and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., a related party. The sale was made for an aggregate amount of US$100,000, allocated US$50,000 for the purchase of the capital stock and US$50,000 for the purchase of certain promissory notes due to our company with an aggregate principal amount of US$128.8 million. As a result of this sale, the capacity of our paper segment was reduced by 420 thousand short tons and we ceased producing kraft paper and coated bleached board.

     This sale gave rise to an aggregate loss of Ps 1,509.1 million, which is included in other expenses in our statement of operations for 2002. Prior to this sale, we had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically a loan agreement with the Bank of America, N.A. and certain letters of credit, in an aggregate principal amount of US$25.2 million (Ps 283.2 million). In 2003, the creditors of these obligations called these guarantees. As a result, we recorded a charge to the statement of operations of Ps 262.2 million (US$23.6 million), which is included in other expenses in 2003 and corresponds to the principal amount of these obligations at the date these obligations were transferred to our company.

Disposition of Molded Pulp Division

     On February 27, 2003, our subsidiary, Titán, sold the assets of its molded pulp division for approximately US$53.7 million (Ps 603.4 million), resulting in a gain of Ps 335.0 million, which is included in the net loss of discontinued operations in the statement of operations for 2003. Pursuant to the asset purchase agreement, Titán transferred to the buyer some accounts receivable and trade accounts payable, in order to enable the buyer to continue with the production and selling of molded products. As a result of this sale, the capacity of our packaging segment was reduced by 40 thousand short tons and we ceased producing molded pulp products.

Disposition of Pronal

     On November 14, 2003, our subsidiary, Grupo Pipsamex, sold its subsidiary, Pronal, for US$28.0 million (Ps 314.6 million), resulting in a loss of Ps 447.5 million, which is included in the net loss of discontinued operations in the statement of operations for 2003. As a result of this sale, the capacity of our paper segment was reduced by 160 thousand short tons and we ceased being the sole Mexican producer of newsprint.

     A portion of the proceeds of this sale is pledged to Banco Nacional de Comercio Exterior S.N.C., or Bancomext, under the terms of our loan agreements with Bancomext. We must use these proceeds to repay a portion of the principal amount outstanding under this loan agreement or reinvest these proceeds in capital assets of Grupo Pipsamex. As a result, a portion of the proceeds of this sale is included in our balance sheet as restricted cash.

Disposition of Mexico City Warehouse

     On November 25, 2003, our subsidiary, Grupo Pipsamex, sold a warehouse located in Mexico City for US$11.5 million (Ps 129.2 million). As part of the sale, Grupo Pipsamex reserved the right to use a portion of the warehouse representing approximately one third of the entire property for a period of five years at no cost. This sale generated a loss of Ps 193.9 million, which is recorded in other expenses in our statement of operations for 2003.

     A portion of the proceeds of this sale is pledged to Bancomext under the terms of our loan agreements with Bancomext. We must use these proceeds to repay a portion of the principal amount outstanding under this loan agreement or reinvest these proceeds in capital assets of Grupo Pipsamex. As a result, a portion of the proceeds of this sale is included in our balance sheet as restricted cash.

Disposition of Chihuahua Particleboard Operations

     During 2003, our management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. Based on the negotiations with the potential buyer, we reduced the book value of the net assets to be sold by Ps 351.3 million, which reduction is included in the net loss of discontinued operations in the statement of operations for 2003.

     On June 3, 2004, our subsidiary, Ponderosa, entered into an asset sale agreement with a Mexican company, under which Ponderosa agreed to sell its particleboard plant in Chihuahua for US$22.5 million (Ps 252.8 million). This sale is subject to customary closing conditions, including the approval of the Mexican antitrust authority. Upon the closing of this sale, the capacity of our other segment will be reduced by 272 thousand short tons to 72 thousand short tons.

Pricing of Our Products

     The pricing of our products is influenced by a number of factors, including:

•	industry capacity utilization and significant increases in capacity in the industry;

•	recycled fiber prices;

•	demand for packaging products as a result of the level of growth of the Mexican and U.S. economies;

•	fluctuations in the exchange rate between the peso and the dollar; and

•	prevailing inflation rates.

     Containerboard. Prices for containerboard primarily reflect international paper prices. From 1998 through June 1999, international prices for containerboard were low compared to the prior four years. From June 1999 through December 2000, international prices for containerboard recovered. In 2001, prices remained flat and in 2002 prices declined drastically and the industry was unable to implement expected price increases, primarily because of the slowing of the economies in Mexico and the United States. In 2003 prices continued to be depressed due to the slow economic recovery in the United States and Mexico.

     Prices for Mexican containerboard have historically tended to be approximately 10% to 15% lower than in the United States. In the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the complete elimination of tariffs and generally low prices for containerboard in the United States over the last three years, competition in Mexico from imports has increased.

     Over the last three years, our prices for Mexican containerboard have tended to be approximately 20% lower than U.S. prices. Prices for containerboard in Mexico are lower than prices in the United States as a result of strong international competition in the form of imports of containerboard and packaging products. We compete with U.S. and Mexican producers in both the United States and Mexico.

     Newsprint. The overall global newsprint pricing environment during 1999 was depressed by oversupply resulting in low capacity utilization and operating margins worldwide. This environment, coupled with the elimination of tariffs effective January 1, 1999, has significantly reduced newsprint prices in Mexico. Although global prices for newsprint began to rise at the end of 1999, our prices for newsprint remained flat in 2000 and 2001 and have decreased in 2002. In 2003 our prices for newsprint increased. We were the only producer of newsprint in Mexico from the end of 1998, when we acquired Grupo Pipsamex, until November 2003, when we sold Pronal.

     Packaging products. In general, the prices of our packaging products fluctuate in accordance with international prices. Prices for corrugated containers in Mexico have historically tended to be approximately 15% below corrugated container prices in the United States. In the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the complete elimination of tariffs and generally low prices for packaging products in the United States over the last three years, competition in Mexico from imports has increased. Our prices for packaging products over the last three years have declined in the face of competition from imports.

Cyclicality Affecting the Paper and Packaging Industry, Capacity Utilization and Pricing

     Global consumption of containerboard and newsprint has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased capacity utilization rates and international market prices for our paper products, leading to increased operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates and international selling prices, leading to declining operating margins.

     We expect that these cyclical trends in international selling prices and operating margins relating to global capacity shortfalls and additions will likely persist in the future, principally due to the continuing impact of four general factors:

•	cyclical trends in general business and economic activity produce swings in demand for paper and packaging products;

•	during periods of reduced demand, the high fixed cost structure of the capital intensive paper industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;

•	significant capacity additions, whether through plant expansion or construction, can take two to three years to implement and are therefore necessarily based upon estimates of future demand; and

•	as competition in paper and packaging products is generally focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale but construction of plants high capacity may result in significant increases in capacity that can outstrip demand growth.

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

     Capacity expansion plans in the North American paper and packaging industry have been reduced to their lowest levels in over 20 years. In addition, large amounts of capacity have been permanently closed since the beginning of 2001.

Capacity Utilization

     Our operations have high fixed costs. Accordingly, to obtain low unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

     The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
Containerboard	100%	100%	89%
Newsprint	86%	58%	90%
Corrugated containers	70%	67%	76%
Multi-wall sacks and bags	56%	68%	90%

     We recorded impairment losses for our long-lived assets of Ps 604.8 million during 2003 and Ps 1,569.5 million during 2002 in other expenses in our statement of operations and reserved these amounts against the value of our property, plant and equipment on our balance sheet. The deferred income tax effect for this reserve resulted in a benefit of Ps 193.5 during 2003 and Ps 502.3 during 2002, which was recorded in income tax expenses (benefit) in our statement of operations.

     In addition, we reviewed the fair value less disposal cost of the long-lived assets for which management has committed to a plan of disposal, principally Ponderosa’s particleboard plant in 2002 and 2003 and Pronal’s assets in 2002, and recorded impairment losses for these assets of Ps 101.0 million during 2003 and Ps 351.3 million during 2002 in loss on discontinued operations in our statement of operations. The deferred income tax effect for this reserve resulted in a benefit of Ps 32.3 during 2003 and Ps 112.4 during 2002, which was recorded in loss on discontinued operations in our statement of operations.

     Until December 31, 2003, Mexican GAAP required the calculation of impairment of long-lived assets by comparing the unamortized carrying amount of the asset to the undiscounted future expected cash flows to be generated by the assets, without interest charges. Under these rules, if the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss was recognized for the difference between the fair value and carrying value of the assets.

     In March 2003, the MIPA issued Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal,” or Bulletin C-15, whose adoption is mandatory for fiscal years beginning on or after January 1, 2004. Bulletin C-15 establishes new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. These new rules require the calculation of impairment of long-lived assets by comparing the unamortized carrying amount of the asset to the greater of the net selling price of a cash-generating unit and the net present value of future expected net cash flows. Because the net present value of estimated future net cash flows from the use of certain of our assets is less than their book value as of December 31, 2003, we estimate that the adoption of Bulletin C-15 as of January 1, 2004 will result in impairment of these assets, reducing their value by approximately Ps 914.1 million and reducing our deferred income tax liability by Ps 292.5 million, with a net charge to our statement of operations of Ps 621.6 million.

Effects of Fluctuations in Raw Materials Prices

     Fluctuations in the market price of OCC and ONP, which are the primary raw materials used in our paper making activities have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our paper and packaging products. In addition, our cost of goods sold is significantly affected by energy costs.

Recycled Fiber Costs

     OCC and ONP are the primary raw materials used in the production of our paper products. In 2003, OCC and ONP represented approximately 45% of the total cost of goods sold of our paper segment and approximately 31% of our consolidated cost of goods sold. The cost of OCC and ONP varies in accordance with international market prices, which fluctuate depending upon the supply of OCC and ONP and the demand for finished paper. Mexican OCC or ONP prices tend to follow price movements in the United States, but are generally lower because Mexican OCC or ONP is lower in quality.

     We believe that we are one of Mexico’s largest users of recycled paper and operate recycling centers in the United States in Albuquerque and Phoenix. In 2003, approximately 43% of the OCC and ONP used in our United States paper production were collected by our recycling centers. We purchase the remainder of our OCC and ONP requirements in the open market.

     Because the primary raw material of our packaging segment is containerboard produced by our paper segment or other paper producers with cost structures similar to ours, fluctuations in the international market price of OCC and ONP result in similar fluctuations in the cost of the primary raw materials of the packaging segment.

     We attempt to revise the prices for our products, which are generally denominated in dollars or are dollar-linked, to reflect changes in the international market prices of these products, which in turn reflect fluctuations in the international market prices of OCC and ONP. However, as a result of the current imbalance between supply of and demand for paper and packaging products, during 2002 and 2003 we were not able to successfully pass through the increased prices of OCC and ONP to our customers.

     The international market price of OCC and ONP has fluctuated significantly in the past, and we expect that it will continue to do so in the future. The international market price of OCC and ONP has been subject to significant upward pressures during the past several years as a result of significantly increased demand for OCC and ONP in Asia, particularly China. Significant increases in the price of OCC and ONP and, consequently, the cost of producing our products, reduces our gross margins and negatively affects our results of operations to the extent that we are unable to pass all of these increased costs on to our customers and could result in reduced sales volumes of our products. Conversely, significant decreases in the price of OCC and ONP and, consequently, the cost of producing our products, would likely increase our gross margins and our results of operations and could result in increased sales volumes if this lower cost leads us to lower our prices. We do not currently hedge our exposure to changes in the prices of OCC and ONP.

Energy Costs

     Our energy cost represents approximately 18% of our cost of production. In particular, our paper mills consume significant amounts of electric power. We purchase approximately 60% of the electric power needs of our Mexican operations from the Federal Electricity Commission (Comisión Federal de Electricidad), the Mexican state-owned electric company, under long-term contracts and we produce the remainder at our own power plants. These long-term contracts guarantee the supply of electric power at prices that have historically increased by the Mexican inflation rate. In the United States, our McKinley mill is supplied 100% by a rural electric cooperative at formula prices under a long-term contract. Our U.S. converting facilities purchase electric power from local utilities.

Mexican and United States Demand for Our Products

     We produce paper and packaging products in Mexico and the United States. In 2003, paper products accounted for 41.1% of our total sales and packaging products accounted for 57.7% of our total sales.

     The following is our geographic segment sales information for the periods indicated.

	Year Ended December 31,
	2003		2002		2001
	(in million of constant pesos)
Mexico	Ps	7,426.6	Ps	7,670.0	Ps	9,879.1
United States		2,051.1		3,350.4		4,548.7
Eliminations		(2,646.7)		(2,896.0)		(3,652.5)

Total	Ps	6,831.0	Ps	8,124.5	Ps	10,775.3

     In 2003:

•	approximately 66% of our net sales of paper to third parties was to customers in Mexico;

•	approximately 34% of our net sales of paper to third parties was to customers in the United States;

•	approximately 87% of our net sales of packaging products to third parties was to customers in Mexico; and

•	approximately 13% of our net sales of packaging products to third parties was to customers in the United States.

     In 2003, approximately 7% of our net sales of packaging products was to companies in Mexico that primarily export their products, including exporters located in the border region, maquiladoras located outside of the border region and other Mexican exporters.

     As a Mexican company with most of our operations in Mexico, we are significantly affected by economic conditions in Mexico. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Mexico’s GDP because our products are used in the packaging of a wide range of consumer, agricultural, manufacturing and industrial products.

     In addition, because a significant portion of our operations are in the United States and a large portion of our packaging products are used in Mexico to packaged consumer, agricultural, manufacturing and industrial products destined for the United States, our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the United States’ GDP.

     Mexican GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Our management believes that economic growth in Mexico would positively affect our future net sales and results of operations. However, a continued recession in Mexico would likely reduce our future net sales and have negative impacts on our results of operations.

Effects of Fluctuations in Exchange Rates between the Peso and the Dollar

     Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the peso against the dollar because:

•	a substantial portion of our net sales are denominated in dollars or linked to dollars;

•	we have significant amounts of dollar-denominated liabilities that require us to make principal and interest payments in dollars;

•	the operations of our subsidiary, Durango McKinley Paper Company, are conducted in the United States; and

•	our costs for some of our raw materials, principally imports of OCC and OPP to Mexico and certain chemicals required in our production processes, are incurred in dollars or are dollar-linked.

     Approximately 27% of our sales were made in dollars during 2003 with the balance primarily dollar-linked. Historically, costs of production in Mexico have been incurred in pesos, although substantially all of the costs and expenses of Durango McKinley Paper Company are incurred in dollars. During 2003, 20% of our consolidated cost of goods sold was incurred in dollars or was dollar-linked. The primary dollar costs of our Mexican operations are incurred for imports of OCC and ONP. Fluctuations in the peso affect the cost of imported OCC and ONP and other dollar-linked or imported raw materials. The peso appreciated by 4.6% against the dollar in 2001, depreciated by 13.8% against the dollar in 2002 and depreciated by 7.6% against the dollar in 2003.

     Depreciation of the peso against the dollar generally results in our receiving more pesos for our dollar sales but our dollar-based costs increase. The net effect on our operating is generally positive because the percentage of our net sales denominated in dollars or dollar-linked is significantly higher than the percentage of our costs and expenses that are denominated in dollars or dollar-linked. In addition, depreciation of the pesos against the dollar generally benefits Mexican traditional exporters and maquiladora exporters that consume our packaging products.

     Conversely, appreciation of the peso against the dollar generally results in our receiving fewer pesos for our dollar sales but our dollar-based costs decrease. The net effect on our operating income is generally negative because the percentage of our net sales denominated in dollars or dollar-linked is significantly higher than the percentage of our costs and expenses that are denominated in dollars or dollar-linked. In addition, appreciation of the pesos against the dollar generally reduces the sales of Mexican traditional exporters and maquiladora exporters that consume our packaging products.

     At December 31, 2003, substantially all of our indebtedness was denominated in dollars. As a result, when the peso depreciates against the dollar:

•	the interest costs on our dollar-denominated indebtedness in pesos increases, which negatively affects our results of operations;

•	the amount of our dollar-denominated indebtedness in pesos increases, and our total liabilities in pesos increase; and

•	our financial expenses increase as a result of foreign exchange losses that we must record.

For example, the 13.8% devaluation of the peso in 2002 and the 7.6% devaluation of the peso in 2003 substantially increased our financial expenses and were substantial factors in our net losses for those years.

     Conversely, when the peso appreciates against the dollar:

•	the interest costs on our dollar-denominated indebtedness in pesos decreases, which positively affects our results of operations;

•	the amount of our dollar-denominated indebtedness in pesos decreases, and our total liabilities in pesos decrease; and

•	our financial expenses tend to decrease as a result of foreign exchange gains that we must record.

     We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for our company.

Effects of Inflation

     Our results of operations and financial condition have been, and will continue to be, affected by the rate of inflation in Mexico because:

•	most of our costs and expenses are incurred in pesos in Mexico and are subject to inflationary pressures while most of our sales are denominated in dollars or are dollar-linked and are made at prices set by reference to international market prices; and

•	our monetary assets and liabilities are restated to give effect to the rate of Mexican inflation, as expressed by the NCPI, and as a result we record monetary position gains and losses that depend on our net monetary asset (liability) position and the rate of Mexican inflation.

     A component of our net comprehensive financing cost includes our gain or loss from monetary position, which refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain from monetary position results from holding net monetary liabilities during periods of inflation as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities, including debt and other payables, exceeded our monetary assets, including cash, temporary investments and accounts receivable, in 2001, 2002 and 2003 we recorded a gain from monetary position for those periods.

     The table below shows Mexican inflation according to the NCPI and our gain from monetary position for the periods indicated:

	Year Ended December 31,
	2003		2002		2001
	(in millions of constant pesos, except percentages)
Inflation		4.0%		5.7%		4.4%
Gain from monetary position	Ps	367.0	Ps	406.7	Ps	309.8

Effect of Taxes on Our Income

     In accordance with Mexican tax law, we are subject to federal income tax, tax on assets and employee statutory profit sharing.

Income Taxes and Employee Statutory Profit Sharing

     The income tax rate was 35% in 2002 and 2001 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. Mexican income taxes take into consideration the taxable and deductible effects of inflation. Like other Mexican companies, we are required by law to pay our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments). Prior to 2002, the payment of employee statutory profit sharing was deductible in certain instances. This deduction was completely eliminated in 2002. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability.

Asset Taxes

     Taxes on assets are calculated by applying a rate of 1.8% on the net average of the majority of our restated assets less certain liabilities and is payable only to the extent that it exceeds income tax payable for the applicable period. If in any year the asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which income taxes exceeded asset taxes in the three preceding years and any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the following ten years. The asset taxes paid that are expected to be recoverable are recorded as an advance payment of income taxes and decrease the deferred income tax liability on our balance sheet.

Tax Loss Carryforwards and Recoverable Asset Taxes

     Tax loss carryforwards and recoverable asset taxes for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized may be recovered subject to certain conditions. Due to a deterioration in the circumstances used to assess the realization of the benefit of tax loss carryforwards and recovery of tax on assets paid, the valuation allowance for benefit of tax loss carryforwards and recoverable tax on assets was increased by Ps 546.9 million in 2003 and Ps 965.8 million in 2002 and charged to results of operations.

     Restated amounts as of December 31, 2003 and expiration dates are:

	Tax Loss		Recoverable
Year of expiration	Carryforwards		Asset Taxes
	(millions of constant pesos)
2004	Ps	484.1	Ps	48.7
2005		221.4		13.1
2006		169.4		26.3
2007		99.8		26.1
2008		147.3		25.3
2009		100.8		19.8
2010		112.2		23.9
2011		128.0		22.2
2012		1,950.8		58.1
2013		1,415.4		53.0

Total	Ps	4,829.3	Ps	316.3

Tax Disputes

     We have initiated a proceeding requesting an injunction against the Mexican tax authorities regarding the methodology used to determine our employee statutory profit sharing liability.

     We have initiated a proceeding requesting an injunction against the Mexican tax authorities with respect to the assessment against our company of Ps 17.6 million with respect to the Substitutive Tax of the Wage Credit. We have asserted in this action that the assessment of the Substitutive Tax of the Wage Credit is unconstitutional. Management believes that the outcome of this proceeding will be favorable to our company, which represents a contingent asset of Ps 12,196.

     Additional taxes payable could arise in transactions with nonresident related parties if the tax authority, during a review, believes that the prices and amounts used by our company are not similar to those used with or between independent parties in comparable transactions. Price studies prepared by independent third parties are used to compare market prices.

Recent Developments

First Quarter Results

     Our results for the first quarter of 2004 are presented, and our results for the first quarter of 2003 have been restated, in constant pesos as of March 31, 2004. The noon buying rate as reported by the Federal Reserve Bank of New York, for the purchase of dollars, expressed in nominal pesos per dollar at March 31, 2004 was Ps 11.18 = US$1.00 and inflation for the first quarter of 2004 as measured by the NCPI was 1.56%.

     Net sales increased by 3.9% during the first quarter of 2004 to Ps 1,718.9 million compared to Ps 1,655.1 million during the first quarter of 2003. Sales volume of our products increased by 9% during the first quarter of 2004 compared to the first quarter of 2003; however, average prices for our products declined by 4% during the first quarter of 2004 compared to the first quarter of 2003. Our gross margin decreased to 10.1% during the first quarter of 2004 compared to 12.7% during the first quarter of 2003 and our operating margin decreased to 3.4% during the first quarter of 2004 compared to 4.7% during the first quarter of 2003.

     Net comprehensive financing costs decreased by 78.9% during the first quarter of 2004 compared to the first quarter of 2003, principally as a result of our Ps 63.9 million foreign exchange gain during the first quarter of 2004 compared to our Ps 327.1 million foreign exchange loss during the first quarter of 2003.

     We recorded a Ps 918.0 million impairment loss during the first quarter of 2004, which was partially offset by the tax effects of this impairment, which were included in our Ps 265.7 million deferred income tax benefit recorded in the first quarter of 2004.

     Principally as a result of these factors, we recorded a net loss of Ps 708.5 million during the first quarter of 2004 compared to a net loss of Ps 194.3 million during the first quarter of 2003.

Plan Support Agreement

     On April 30, 2004, we entered into a plan support agreement with certain bank creditors and holders of our existing notes holding an aggregate of 55% of the outstanding principal amount of our unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of our company and the participating creditors. These obligations were not met by the agreed dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

Concurso Mercantil and 304 Proceeding

     On May 18, 2004, we filed a voluntary petition for concurso mercantil under the LCR with the First Federal District Court in Durango, Mexico. As of the date hereof, the court has not yet been declared the concurso mercantil effective. For a discussion of the LCR and concurso mercantil proceedings, see “Item 4. Information on Our Company—Mexican Law of Commercial Reorganizations.”

     On May 20, 2004, our foreign representative, Gabriel Villegas Salazar, filed the 304 Proceeding with the United States Bankruptcy Court for the Southern District of New York, commencing a case in the United States ancillary to the concurso mercantil proceeding currently underway in Durango, Mexico. The 304 Proceeding is being administered under the case caption “In re: Petition of Gabriel Villegas Salazar, as foreign representative of Corporación Durango, S.A. de C.V., Debtor in Foreign Proceeding.”

     Pursuant to sections 105(a) and 304(b) of the United States Bankruptcy Code and in furtherance of the concurso mercantil proceeding, on June 4, 2004, the United States Bankruptcy Court for the Southern District of New York entered a preliminary injunction preliminarily enjoining the commencement or continuation of any action against our company, its officers and directors, and four of our operating subsidiaries, Titán, Centauro, Atenquique, and Ponderosa. At a hearing on June 30, 2004, the United States Bankruptcy Court for the Southern District of New York extended the preliminary injunction through and including August 16, 2004.

Disposition of Chihuahua Particleboard Operations

     On June 3, 2004, our subsidiary, Ponderosa, entered into an asset sale agreement with a Mexican company, under which Ponderosa agreed to sell its particleboard plant in Chihuahua for US$22.5 million (Ps 252.8 million). This sale is subject to customary closing conditions, including the approval of the Mexican antitrust authority. Upon the closing of this sale, the capacity of our other segment will be reduced by 272 thousand short tons to 72 thousand short tons.

Results of Operations

     The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Mexican GAAP. The discussion of the results of our business segments is based upon financial information reported for each of the three segments of our business, as detailed in note 22 to our consolidated financial statements.

     In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, except as the context otherwise indicates.

     The following table sets forth consolidated financial information for each of the three years ended December 31, 2003.

	Year Ended December 31,
	2003		2002		2001
	(in millions of constant pesos)
Net sales	Ps	6,831.0	Ps	8,124.5	Ps	10,775.3
Cost of sales		5,957.3		7,057.9		9,065.8

Gross profit		873.7		1,066.6		1,709.5
Selling, general and administrative expenses		567.3		570.0		691.4

Operating income		306.4		496.6		1,018.1
Net comprehensive financing cost:
Interest expense		(1,186.2)		(1,130.6)		(1,118.5)
Interest income		42.4		40.3		70.2
Foreign exchange gain (loss)		(821.4)		(998.2)		328.0
Monetary position gain		367.0		406.7		309.8

		(1,598.2)		(1,681.9)		(410.4)
Other income (expense), net		(1,511.2)		(3,127.0)		476.4

Income (loss) from continuing operations before income taxes and employee statutory profit sharing		(2,803.0)		(4,312.2)		1,084.0
Income tax benefit (expense)		(0.2)		677.2		(48.6)
Employee statutory profit sharing expense		(1.7)		(1.1)		(4.9)

		(2,804.9)		(3,636.1)		1,030.6
Discontinued operations		(549.2)		(102.9)		152.9
Extraordinary loss		—		—		(317.9)

Consolidated net income (loss)	Ps	(3,354.2)	Ps	(3,738.9)	Ps	865.5

     The following table sets forth consolidated financial information for our business segments for each of the three years ended December 31, 2003.

	Year Ended December 31,
	2003		2002		2001
	(in millions of constant pesos, except percentages)
Paper
Sales to third parties	Ps	2,806.9	Ps	4,082.2	Ps	6,041.4
Intersegment sales		2,497.2		2,756.9		3,511.2
Total sales		5,304.1		6,839.1		9,552.6
Operating income		(109.6)		2.5		439.1
Operating margin (%)		(3.9)%		0.1%		7.3%
Depreciation and amortization		265.9		334.3		354.9
Packaging
Sales to third parties	Ps	3,942.6	Ps	3,948.6	Ps	4,590.4
Intersegment sales		133.3		93.5		95.1
Total sales		4,075.9		4,042.1		4,685.6
Operating income		430.4		495.1		485.2
Operating margin (%)		10.9%		12.5%		10.6%
Depreciation and amortization		119.6		113.4		114.5
Other
Sales to third parties	Ps	81.6	Ps	93.7	Ps	143.5
Intersegment sales		16.1		45.6		46.1
Total sales		97.7		139.2		189.6
Operating income		(14.5)		(0.9)		93.7
Operating margin (%)		(17.8)%		(1.0)%		65.3%
Depreciation and amortization		11.0		10.1		17.3

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net Sales

     Net sales decreased by 15.9% in 2003 due to:

•	the 31.2% decrease of net sales to third parties of our paper segment;

•	the 12.9% decrease of net sales to third parties of our other segment; and

•	the 0.2% decrease of net sales to third parties of our packaging segment.

     Net sales to third parties of our packaging segment decreased by 0.2% in 2003, primarily as a result of a 22.5% decrease in net sales to third parties of multi-wall sacks and bags, principally due to a 21.1% decline in sales volumes as a result of our closure of a plant in Apasco. The effect of this decrease was partially offset by a 2.3% increase in net sales to third parties of corrugated containers, due to a 5.0% increase in sales volumes. This increase in sales volumes was partially offset by a 2.6% decrease in our average price of corrugated containers.

     Net sales to third parties of our paper segment decreased by 31.2% in 2003, primarily due to:

•	the elimination of our kraft paper and coated bleach board operations as a result of our sale of Durango Paper Company;

•	a 12.2% increase in net sales to third parties of newsprint, principally due to a 9.3% increase in our average sales price for newsprint and a 2.7% increase in our sales volume of newsprint; and

• a 3.9% decrease in net sales to third parties of uncoated free sheet, principally due to a 9.7% decline in our average sales price for uncoated free sheet, which was partially offset by a 6.4% increase in our sales volume of uncoated free sheet.

     Net sales to third parties of our other segment decreased by 12.9% in 2003, primarily due to a 32.0% decrease in sales volumes of our other products. The decrease in sales volume was partially offset by a 28.0% increase in our average price for our other products.

Cost of Sales

     Cost of sales decreased by 15.6% in 2003, primarily due to lower sales volumes of paper products and improved use of raw materials, which offset the higher unit costs we paid for the principal inputs in our production process. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 31% of our cost of sales in 2003, increased in nominal dollar terms from US$120 per short ton in 2002 to US$124 per short ton in 2003. Our energy cost, which represents approximately 18% of our cost of production, increased by 15% despite the higher unit costs we paid for energy, primarily as a result of greater efficiency in our operations. Our labor cost, which represents approximately 11% of our cost of production, decreased by 21% on a unit cost basis, primarily as a result of our sale of Durango Paper Company in October 2002.

Gross Profit and Gross Margin

     Gross profit decreased by 18.1% in 2003, primarily as a result of the decline in our net sales. Gross margin decreased to 12.8% in 2003 compared to 13.1% in 2002.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 0.5% in 2003; however, because we were not able to reduce these expenses at the same rate as the decline in our net sales, selling, general and administrative expenses as a percentage of our net sales increased to 8.3% in 2003 compared to 7.0% in 2002.

Operating Income

     Operating income decreased by 38.3% in 2003, primarily as a result of the 18.1% decline in our gross profit that principally resulted from our declining net sales. Operating margin decreased to 4.5% in 2003 compared to 6.1% in 2002.

     Operating loss in our paper segment was Ps 109.6 million compared to operating income of Ps 2.5 million in 2002, primarily as a result of this segment’s lower net sales and reduced operating margin as a result of the decline in average sales prices of our paper products. Operating margin in our paper segment decreased to (3.9)% in 2003 compared to 0.1% in 2002.

     Operating income in our packaging segment decreased by 13.1%, primarily as a result of a decline in the average prices of our packaging products. Operating margin in our packaging segment decreased to 10.9% in 2003 compared to 12.5% in 2002.

     Operating loss in our other segment decreased to Ps 14.5 million in 2003 from Ps 0.9 million in 2002, primarily as a result of lower net sales of our other products. Operating margin in our other segment decreased to (17.8)% in 2003 compared to (1.0)% in 2002.

Net Comprehensive Financing Cost

     Net comprehensive financing cost decreased by 5.0%, primarily due to the 17.7% decrease in foreign exchange loss resulting from the reduction of the depreciation of the peso against the dollar to 7.6% in 2003 from 13.8% in 2002. This effect was partially offset by:

•	a 4.9% increase in interest expense, primarily as a result of an increase in the average interest rate for our debt obligations; and

•	a 9.8% decrease in gain from monetary position, primarily as a result of the reduction of the rate of inflation in Mexico to 4.0% in 2003 from 5.7% in 2002.

Other Expense, Net

     Other expense, net was Ps 1,511.2 million in 2003 compared to Ps 3,127.0 million in 2002. In 2003, other expense, net arose primarily as a result of:

•	a Ps 604.8 million expense recorded as a result of the impairment of long-lived assets at our five of our mills and plants.

•	a Ps 315.1 million expense recorded as a result of our assumption of the Bank of America, N.A. loan agreement and the JPMorgan letters of credit relating to the call of our guarantees of these instruments following the defaults on these instruments by Durango Georgia Receivables Company and Durango Paper Company, respectively.

•	a Ps 272.9 million expense reflecting the expenses we incurred in 2003 related to the restructuring of our indebtedness, including our payment of US$12.0 million in fees related to certain forbearance agreements.

•	a Ps 199.7 million expense reflecting our loss on the sale of property, plant and equipment, principally the sale of Grupo Pipsamex’s warehouse in Mexico City.

     In 2002, other expense, net arose primarily as a result of:

•	a Ps 1,569.5 million expense recorded as a result of the impairment of long-lived assets at our nine of our mills and plants.

•	a Ps 1,509.1 million expense reflecting our loss on the sale of Durango Paper Company.

Income Tax Expense

     Income tax expense was a cost of Ps 0.2 million in 2003 as compared to a benefit of Ps 677.2 million in 2002. Our effective tax rate decreased to 0.0% in 2003 from 15.7% in 2002 to due mainly to a change in the valuation allowance for recoverable tax on assets and benefit of tax loss carryforwards.

Discontinued Operations, net

     Discontinued operations, net was a loss of Ps 549.2 million in 2003 compared to a loss of Ps 102.9 million in 2002. In 2003 and 2002, our discontinued operations were:

•	the operations of our molded pulp division, which we sold for US$53.7 million on February 27, 2003;

•	the operations of Pronal, which we sold for US$28 million on November 14, 2003; and

•	the operations of our Chihuahua particleboard mill, which were held for sale at December 31, 2003.

     In 2003, discontinued operations, net was composed of:

•	a Ps 563.9 million loss incurred by our discontinued operations, including a Ps 351.3 million impairment charge assessed against the Chihuahua particleboard mill;

•	a Ps 447.5 million loss recorded on the sale of Pronal;

•	a Ps 335.0 million gain recorded on the sale of our molded pulp division; and

• a Ps 127.2 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations.

     In 2002, discontinued operations, net was composed of:

•	a Ps 11.4 million loss incurred by our discontinued operations, primarily as a result of the Ps 159.3 million net comprehensive financing cost incurred by our discontinued operations and the Ps 101.0 million impairment charge assessed against our Pronal mill, which exceeded the Ps 162.1 million operating income and the Ps 86.8 million other income of our discontinued operations; and

•	a Ps 91.5 million income tax and employee statutory profit sharing expense incurred by our discontinued operations.

Consolidated Net Loss

     Net loss decreased by 10.3% in 2003. Net loss as a percentage of net sales increased to 49.1% in 2003 compared to 46.0% in 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Net Sales

     Net sales decreased by 24.6% in 2002 due to:

•	the 32.4% decrease of net sales to third parties of our paper segment;

•	the 14.0% decrease of net sales to third parties of our packaging segment; and

•	the 34.7% decrease of net sales to third parties of our other segment.

     Net sales to third parties of our packaging segment decreased by 14.0% in 2002, primarily as a result of:

•	a 2.8% decrease in net sales to third parties of corrugated containers, principally due to a 9.6% decline in our average sales price for corrugated containers, which was partially offset by a 7.6% increase in our sales volume of corrugated containers; and

•	a 49.7% decrease in net sales to third parties of multi-wall sacks and bags, principally due to a 35.3% decrease in our sales volume of multi-wall sacks and bags as a result of the sale of the assets comprising the Eastman and Sky divisions of Durango Paper Company in 2001 and a 22.2% decrease in our average sales price for multi-wall sacks and bags.

     Net sales to third parties of our paper segment decreased by 32.4% in 2002, primarily due to:

•	a 26.2% decrease in net sales to third parties of newsprint, principally due to a 51.8% decline in our sales volume of newsprint as a result of the market downturn in Mexico, partially offset by a 53.3% increase in our average sales price for newsprint;

•	a 47.5% decrease in net sales to third parties of coated bleached board, principally due to (1) a 40.5% decline in our sales volume of coated bleached board as a result of the market downturn in the United States as well as our sale of Durango Paper Company in October 2002, and (2) an 11.8% decrease in our average sales price for coated bleached board; and

• an 11.2% decrease in net sales to third parties of uncoated free sheet, principally due to a 8.8% decline in our sales volume of uncoated free sheet as a result of the market downturn in Mexico, and a 2.6% decline our average sales price for uncoated free sheet.

     Net sales to third parties of our other segment decreased by 34.7% in 2002, primarily due to a 34.6% decrease in sales volume.

Cost of Sales

     Cost of sales decreased by 22.1% in 2002, primarily due to lower sales volumes of paper and packaging products and improved use of raw materials, which offset the higher unit costs we paid for the principal inputs in our production process. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 22% of our cost of sales in 2002, increased in nominal dollar terms from US$115 per short ton to US$120 per short ton. Our energy cost, which represents approximately 12% of our cost of production, decreased by 8%, despite the higher unit costs we paid for energy, primarily as a result of greater efficiency in our operations. Our labor cost, which represents approximately 12% of our cost of production, decreased by 14% on a unit cost basis, attributable to the savings achieved by the sale of Durango Paper Company in October 2002.

Gross Profit and Gross Margin

     Gross profit decreased by 37.6% in 2002, primarily as a result of the decline in our net sales. Gross margin decreased to 13.1% in 2002 compared to 15.9% in 2001.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 17.6% in 2002, primarily due to the sale of Durango Paper Company in October 2002. In addition, this decrease was a result of our cost cutting initiatives, which consist of, among other things, simplifying our management structure, capturing synergies in the operation of our subsidiaries in the same segments and combining the sales forces of our subsidiaries. However, because we were not able to reduce these expenses at the same rate as the decline in our net sales, selling, general and administrative expenses as a percentage of our net sales increased to 7.0% in 2002 compared to 6.4% in 2001.

Operating Income

     Operating income decreased by 51.2% in 2002, primarily as a result of the 37.6% decline in our gross profit that principally resulted from our declining net sales. The effects of our declining gross profit was partially offset by the reduction in our selling, general and administrative expenses. Operating margin decreased to 6.1% in 2002 from 9.4% in 2001.

     Operating income of our paper segment decreased by 99.4% in 2002, primarily as a result of this segment’s lower net sales and reduced operating margin primarily as a result of a lower average unit price. The operating margin of our paper segment declined to 0.1% in 2002 from 7.3% in 2001.

     Operating income of our packaging segment increased by 2.0% in 2002 primarily as a result of lower raw materials costs in packaging production. The operating margin of our packaging segment increased to 12.5% in 2002 from 10.6% in 2001.

     Operating loss in our other segment was Ps 0.9 million in 2002 as compared to operating income of Ps 93.7 million in 2001. This change was primarily a result of the decline in net sales of our other products. The operating margin of our other segment was (1.0)% in 2002 as compared to 65.3% in 2001.

Financing Cost

     Financing cost increased by 309.8% in 2002, primarily due to foreign exchange results. Foreign exchange results experienced a loss of Ps 998.2 million in 2002 as compared to a gain of Ps 328.0 million in 2001. The foreign exchange loss in 2002 resulted from a 13.8% depreciation of the peso in 2002, whereas the foreign exchange gain in 2001 resulted from a 4.6% appreciation of the peso in 2001.

Other Income (Expense), Net

     Other expense, net was Ps 3,127.0 million in 2002 compared to other income, net of Ps 476.4 million in 2001. In 2002, other expense, net arose primarily as a result of:

•	a Ps 1,569.5 million expense recorded as a result of the impairment of long-lived assets at our nine of our mills and plants.

•	a Ps 1,509.1 million expense reflecting our loss on the sale of Durango Paper Company.

     In 2001, other income, net arose primarily as a result of:

•	the amortization of Ps 543.2 million of negative goodwill related to our acquisition of the Durango Paper Company.

•	a Ps 30.6 million expense reflecting our loss on the sale of property, plant and equipment.

Income Tax Expense

     Income tax expense was a benefit of Ps 677.2 million in 2002 as compared to a cost of Ps 48.6 million in 2001. This change resulted from (1) an increase in deferred income tax benefits to Ps 792.1 million in 2002 compared to Ps 194.8 million in 2001 as a result of a reduction of temporary difference in inventories and property, plant and equipment, a reduction in the tax rate and an increase in tax loss carryforwards, and (2) a 52.8% decrease in current income tax expenses as a result of a reduction in temporary differences in inventory and property, plant and equipment, a reduction in the applicable tax rate and an increase in tax loss carryforwards.

Discontinued Operations, net

     Discontinued operations, net was a loss of Ps 102.9 million in 2002 compared to a gain of Ps 152.9 million in 2001. In 2002 and 2001, our discontinued operations were the operations of our molded pulp division, the operations of Pronal and the operations of our Chihuahua particleboard mill.

     In 2002, discontinued operations, net was composed of:

•	a Ps 11.4 million loss incurred by our discontinued operations, primarily as a result of the Ps 159.3 million net comprehensive financing cost incurred by our discontinued operations and the Ps 101.0 million impairment charge assessed against our Pronal plant, which exceeded the Ps 162.1 million operating income and the Ps 86.8 million other income of our discontinued operations; and

•	a Ps 91.5 million income tax and employee statutory profit sharing expense incurred by our discontinued operations.

     In 2001, discontinued operations, net was composed of:

•	income of Ps 77.2 million incurred by our discontinued operations, primarily as a result of the Ps 53.3 million operating income and the Ps 88.1 million other income of our discontinued operations, partially offset by the Ps 64.2 million net comprehensive financing cost incurred by our discontinued operations; and

•	a Ps 75.7 million income tax and employee statutory profit sharing expense incurred by our discontinued operations.

Extraordinary Loss

     In 2001, we recorded an extraordinary loss of Ps 317.9 million composed of:

•	a Ps 174.9 million loss reflecting employee severance costs related to the cancellation of certain collective bargaining agreements and the termination of certain employees of Atenquique and Ponderosa.

•	a Ps 143.0 million loss on the sale of the assets comprising the Eastman and Sky divisions of Durango Paper Company.

Consolidated Net Income (Loss)

     Net loss was Ps 3,738.9 million in 2002 as compared to a net income of Ps 865.5 million in 2001.

Liquidity and Capital Resources

     Our principal cash requirements consist of the following:

•	working capital requirements;

•	the servicing of our indebtedness; and

•	capital expenditures related to investments in operations, major maintenance and expansion of plant facilities.

     Our principal sources of liquidity have historically consisted of:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

Our Liquidity Crisis

     As a result of the factors described below, we did not generate sufficient cash flows from our operations to make a total of US$52.2 million of principal or a total of US$34.7 million of interest payments that were due on our unsecured indebtedness during 2002. In 2003, we did not pay a total of US$78.7 million of principal or a total of US$77.3 million of interest that was due on our unsecured indebtedness. In 2004, we have not made any principal payments or interest payments that have become due on our unsecured indebtedness prior to the date of this annual report, other than the payment of our reimbursement obligation to the Bank of America, N.A. related to a letter of credit that had been drawn for US$1.6 million.

     At December 31, 2003 and December 31, 2002, we had cash and temporary investments totaling Ps 650.0 million and Ps 237.6 million, respectively. At December 31, 2003, we had restricted cash totaling Ps 157.5 million. We had no restricted cash at December 31, 2002.

     Our liquidity crisis has been caused by, among other things:

•	the substantial capital expenditures required to expand our production capacity, which has resulted in a substantial debt service burden and led to our default on our unsecured indebtedness, which has restricted our access to the capital markets;

•	the economic slow-down in the U.S. and Mexico, which has resulted in a reduction in the demand for manufactured products requiring the goods supplied by our company;

•	a significant drop in international market prices for paper and packaging products over the past several years;

•	the significant increase in raw material costs and other production costs;

•	the devaluation of the peso against the dollar in 2002 and 2003; and

•	a significant delay in the implementation of our planned divestiture of certain non-strategic assets.

     The table below presents our cash flow from operations and our debt service obligations:

	At and for the year		At and for the year		At and for the year
	ended		ended		ended
	December 31		December 31,		December 31,
	2003		2002		2001
	(in millions of constant pesos, except ratios)
Resources (used in) provided by:
Operating activities	Ps	(441.9)	Ps	(157.6)	Ps	1,029.1
Financing activities		(55.8)		848.7		(550.0)
Investing activities		910.1		(990.6)		(797.6)
Debt service obligations (1)
Outstanding debt under our 2006 notes, 2008 notes and 2009 notes (2)		771.6		592.3		266.5
Outstanding unsecured bank debt (3)		42.6		84.6		214.0
Outstanding other unsecured debt (4)		69.2		171.8		395.6
Outstanding secured debt		95.5		99.7		117.7
Other debt service obligations		207.4		182.2		124.7
Total debt service obligations		1,186.2		1,130.6		1,118.5
Unrestricted cash and temporary investments available		650.0		237.6		537.2
Ratio of current assets to current liabilities		0.32		0.37		1.59

(1)	Includes scheduled payments of interest.

(2)	Our interest payment obligation on our debt under our 2006 notes, 2008 notes and 2009 notes is US$67.2 million per year. Fluctuations are the result of changes in the exchange rate.

(3)	Our interest payment obligation on our unsecured bank debt is US$3.7 million per year. Fluctuations are the result of changes in the exchange rate.

(4)	Our interest payment obligation on our other unsecured debt is US$6.0 million per year. Fluctuations are the result of changes in the exchange rate.

     On October 31, 2002, December 23, 2002 and January 16, 2003, Standard & Poor’s lowered our foreign and local currency corporate ratings to “B,” “CC” and “SD,” respectively. On February 4, 2003, Standard & Poor’s lowered our foreign and local currency corporate ratings to “D.” “D” is Standard & Poor’s lowest rating category out of 22 and signifies a payment default. On June 3, 2002 and December 23, 2002, Moody’s Investors Service lowered all ratings on our existing notes to a rating of “B3” and “Caa3”, respectively. On January 21, 2003, Moody’s again lowered all ratings on existing notes to a rating of “Ca”. “Ca” is the 2nd-lowest rating category out of 22 and describes obligations which Moody’s believes are speculative to a high degree and which are often in default or have other marked shortcomings. These rating agencies have ceased rating our company and our debt instruments.

     As a result of the negative credit ratings and downgrades, and the cessation of these ratings agencies’ coverage of our company and its debt instruments, our access to sources for short-term financing has been severely restricted, thus impeding our ability to finance our operations. Furthermore, the negative publicity surrounding the downgrades has adversely affected the terms of our trade payables and ability to obtain new customers.

     Assuming we are able to restructure our indebtedness to our unsecured creditors, we believe that cash generated by our operating activities will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. Our future operating performance and our ability to service our existing debt are subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

     In the event that we are unsuccessful in restructuring our indebtedness to our unsecured creditors, the cash generated by our operating activities will not be sufficient to meet our anticipated debt service requirements, capital expenditures and working capital needs during the next twelve months or thereafter. As we have not made principal or interest payments on our unsecured debt since November 29, 2002, the creditors under our existing notes have the right to accelerate our existing notes, Banco Nacional de México, S.A., or Banamex, JPMorgan Chase Bank, Bank of America, N.A., Banc of America Securities Limited, Deutsche Bank AG and California Commerce Bank each have the right to accelerate the indebtedness under their respective debt instruments, and HG Estate, LLC has the right to accelerate the indebtedness under the 10% promissory note due December 17, 2004, thereby requiring the immediate repayment of their entire principal amount. In addition, unsecured debt in the aggregate principal amount of US$97.8 million is past due. The creditors under some of this unsecured debt have instituted legal proceedings against our company to collect the past due amounts and accelerate other amounts. See “Item 8. Financial Information — Legal Proceedings.” If our unsecured debt that is not yet due is accelerated, we would not be able to pay the overdue interest as of July 15, 2004 of US$301.9 million or the accelerated principal amount of US$697.5 million.

Working Capital

     We had consolidated negative working capital of Ps 7,881.8 million and Ps 6,181.2 million at December 31, 2003 and 2002, respectively. Our working capital deficit principally reflects the classification of our unsecured debt as short term as a result of our defaults on this debt.

     Our consolidated current assets decreased by Ps 33.8 million to Ps 3,665.9 million at December 31, 2003 from Ps 3,699.6 million at December 31, 2002. The decrease in our consolidated current assets was primarily due to:

•	a Ps 305.6 million decrease in the current assets of our discontinued operations, principally as a result of the sale of our molded products division and Pronal; and

•	a Ps 177.0 million decrease in due from related parties, principally due to the provision made on our balance sheet for the amounts due to our company from Administradora Corporativa y Mercantil, S.A. de C.V., Durango Paper Company and Durango Georgia Receivables Company.

The effects of these decreases in our consolidated current assets was partially offset by (1) a Ps 412.3 million increase in our cash and temporary investments, and (2) a Ps 92.1 million increase in trade accounts receivable, net principally as a result of a 133.3% increase in recoverable taxes as a result of our payment of income tax installments in excess of the amounts due, and a 78.8% increase in other trade accounts receivable.

     Our consolidated current liabilities increased by Ps 1,666.9 million to Ps 11,547.7 million at December 31, 2003 compared to Ps 9,880.8 million at December 31, 2002. The increase in our consolidated current liabilities was largely due to (1) a Ps 939.7 million increase in our short-term debt as a result of the reclassification of certain debt owed by our company to Bancomext, and (2) a Ps 918.5 million increase in our accrued interest as a result of our failure to pay interest payments due on our unsecured indebtedness during 2003. The effects of these increases was partially offset by a Ps 157.3 million decrease in the current portion of long-term debt, and a Ps 127.4 million decrease in current liabilities of discontinued operations, principally as a result of the sale of our molded products division and Pronal.

Changes in Financial Position

Net Resources Generated (Used) by Operating Activities

     Net resources used by operating activities was Ps 441.9 million in 2003 and Ps 157.6 million in 2002, and net resources generated by operating activities was Ps 1,029.1 million in 2001. The significant factors that led to the use of net resources from operating activities in 2003 were (1) our consolidated net loss, net of items that not requiring or generating resources of Ps 1,245.5 million; (2) the net loss of Ps 178.7 million by discontinued operations, net of items not requiring the use of resources; (3) a Ps 90.4 million increase in trade accounts receivable, net principally as a result of the increase in recoverable taxes; and (4) a Ps 81.6 million decrease in other, net resulting from an increase in deferred income of Grupo Pipsamex.

The effects of these items were partially offset by:

•	a Ps 918.5 million increase in interest payable as a result of our failure to pay interest payments due on our unsecured indebtedness during 2003;

•	a Ps 86.2 million increase in trade accounts payable resulting from our decision to delay payments to certain of our trade creditors and provide fewer days of credit in order to conserve our cash resources;

•	a Ps 75.3 million decrease in liabilities of discontinued operations principally resulting from the sale of our molded products division and Pronal; and

•	a Ps 48.3 million decrease in inventories resulting from a decrease in spare parts and finished products.

     The significant factors that led to the use of net resources from operating activities in 2002 were (1) our consolidated net loss, net of items that not requiring or generating resources of Ps 525.2 million; (2) a Ps 353.8 million decrease in trade accounts payable resulting from the sale of Durango Paper Company; (3) a Ps 155.6 million increase in assets of discontinued operations principally resulting from an increase in accounts receivable of Grupo Pipsamex; and (4) a Ps 113.5 million decrease in liabilities of discontinued operations.

The effects of these items were partially offset by:

•	a Ps 451.8 million decrease in trade accounts receivable, net resulting from the sale of Durango Paper Company;

•	a Ps 244.3 million decrease in inventories resulting from the sale of Durango Paper Company;

•	a Ps 158.8 million increase in interest payable as a result of our failure to pay interest payments due on our unsecured indebtedness after November 29, 2002; and

•	the net income of Ps 129.6 million of discontinued operations, net of items not requiring the use of resources.

     The significant factors that led to the generation of net resources from operating activities in 2001 were (1) our consolidated net income, net of items that not requiring or generating resources of Ps 866.4 million; (2) a Ps 933.0 million decrease in inventories principally resulting from a reduction in our finished procucts inventory and merchandise in transit; (3) a Ps 131.2 million decrease in assets of discontinued operations principally resulting from an increase in inventories of Grupo Pipsamex; and (4) the net income of Ps 114.9 million of discontinued operations, net of items not requiring the use of resources.

The effects of these items were partially offset by:

•	a Ps 350.5 million decrease in trade accounts payable primarily resulting from increased trade accounts payable of Grupo Pipsamex;

•	a Ps 317.9 million of non-cash extraordinary items; and

•	a Ps 163.7 million decrease in accrued expenses and taxes.

Net Resources Used in Financing Activities

     Financing activities used net resources of Ps 55.8 million in 2003, provided net resources of Ps 848.7 million in 2002, and used net resources of Ps 550.0 million in 2001. In 2003, net resources used by financing activities on a consolidated basis primarily consisted of leases and some secured debt payments.

     In 2002, net resources generated by financing investing activities on a consolidated basis primarily consisted of our incurrence of:

•	the 2009 notes in an aggregate principal amount of US$175.0 million (Ps 1,966.5 million);

•	US$22.0 million (Ps 247.2 million) of indebtedness under the Bank of America, N.A. loan agreement; and

•	US$24.0 million (Ps 269.7 million) of indebtedness under the Bank of Albuquerque loan agreement.

     In 2002, in addition to scheduled amortizations under our outstanding debt:

•	we repurchased US$103.5 million (Ps 1,162.8 million) of our 12 5/8% Senior Notes due 2003;

•	we prepaid US$19.6 million (Ps 220.2 million) of our outstanding debt to Banamex; and

•	we prepaid US$3.9 million (Ps 43.8 million) of our outstanding debt to California Commerce Bank.

     In 2001, net resources generated by financing activities on a consolidated basis primarily consisted of our incurrence of the 2006 notes in an aggregate principal amount of US$ 180.0 million (Ps 2,022.7 million);

     In 2001, in addition to scheduled amortizations under our outstanding debt:

•	we repurchased US$150.0 million (Ps 1,685.6 million) of our 12% Senior Notes due 2001;

•	we prepaid US$22.0 million (Ps 247.2 million) of our outstanding debt to Banamex; and

•	we prepaid US$8.0 million (Ps 89.9 million) of our outstanding debt to JPMorgan Chase.

Net Resources Used in Investing Activities

     Investing activities generated net resources of Ps 910.1 million in 2003, and used net resources of Ps 990.6 million in 2002, and Ps 797.6 million in 2001. In 2003, net resources generated by investing activities on a consolidated basis primarily consisted of (1) Ps. 924.6 million received as proceeds from the sale of our molded products division and Pronal, and (2) Ps 231.1 million received as proceeds from the sale of property, plant and equipment, primarily Grupo Pipsamex’s Mexico City warehouse. The effects of these transactions were partially offset by the restrictions placed on Ps 157.5 million of the proceeds of the sales of Pronal and Grupo Pipsamex’s Mexico City warehouse and our acquisition of machinery and equipment for Ps 106.7 million.

     In 2002, net resources used in investing activities on a consolidated basis primarily consisted of our acquisition of machinery and equipment for Ps 459.6 million, our acquisition of other assets for Ps 379.4 million, and our investment of Ps 212.9 million in our subsidiaries, due to our sale of Durango Paper Company.

     In 2001, net resources used in investing activities on a consolidated basis primarily consisted of our acquisition of machinery and equipment for Ps 846.6 million and our acquisition of other assets for Ps 261.5 million. The effects of these transactions were partially offset by receipt of Ps 310.6 million as proceeds from the sale of property, plant and equipment, primarily the assets comprising the Eastman and Sky divisions of Durango Paper Company.

Indebtedness

     At December 31, 2003, our total outstanding indebtedness on a consolidated basis was Ps 9,197.2 million, consisting of Ps 8,686.7 million of short-term indebtedness (or 94.4% of our total indebtedness), including current portion of long-term indebtedness, and Ps 510.5 million of long-term indebtedness (or 5.6% of our total indebtedness).

     On a consolidated basis, our indebtedness at December 31, 2003 consisted of foreign currency-denominated indebtedness of Ps 9,197.2 million. The weighted average interest rate on our indebtedness was 10.8% in 2003, 10.9% in 2002 and 10.4% in 2001.

Short-Term Indebtedness

     We have not made the payments of principal or interest on our unsecured debt since November 29, 2002. As a result, an aggregate principal amount of US$ 604.9 million (Ps 6,797.8 million) of our unsecured debt was past due on December 31, 2003 and has been recorded as short-term indebtedness as of December 31, 2003.

     As a result of our interest payment defaults, the creditors under our unsecured debt that is not past due have had the right to accelerate the outstanding principal on this unsecured debt, thereby requiring the immediate repayment of the entire principal amount. In these circumstances, Mexican GAAP requires that these liabilities be classified as current liabilities. As a result, we have classified the aggregate principal amount of US$117.8 million (Ps 1,324.2 million) of this unsecured debt as short-term indebtedness as of December 31, 2003.

     We have not made the interest payments on our existing notes since November 29, 2002. As a result, the trustee or the holders of at least 25% of the principal amount of each series of our existing notes have had the right to accelerate the outstanding principal on our these existing notes, thereby requiring the immediate repayment of the entire principal amount. In these circumstances, Mexican GAAP requires that these liabilities be classified as current liabilities. As a result, we have classified the aggregate principal amount of US$487.1 million (Ps 5,473.6 million) of our existing notes as short-term indebtedness as of December 31, 2003.

Long-Term Indebtedness

     The following table sets forth selected information with respect to certain of our principal outstanding long-term debt instruments at December 31, 2003.

Outstanding
Principal Amount at
Instrument	December 31, 2003		Final Maturity
ECP Note	US$	5.0 million	February 2003
2003 Notes	US$	18.2 million	August 2003
2006 Notes	US$	301.7 million	August 2006
2008 Notes	US$	10.4 million	August 2008
2009 Notes	US$	175.0 million	July 2009
10% HG Estate Note	US$	30.0 million	December 2004
13% HG Estate Note	US$	6.0 million	April 2003
10% HG Estate Note	US$	12.1 million	December 2002
Banamex Loan	US$	75.3 million	September 2004
Banamex Promissory Note	US$	5.1 million	December 2002
First California Commerce Bank Loan	US$	11.7 million	January 2003
Second California Commerce Bank Loan	US$	12.5 million	May 2004
JPMorgan Chase Loan	US$	10.0 million	December 2002
Bank of America, N.A. Loan Agreement Guarantee	US$	17.0 million	December 2002
First JPMorgan Chase Letter of Credit	US$	2.6 million	April 2000
Second JPMorgan Chase Letter of Credit	US$	2.4 million	April 2000
Bank of America, N.A. Letter of Credit	US$	1.7 million	December 2003
Bancomext Loan	US$	62.9 million	January 2009
Bancomext Fabrica Mexicana Loan	US$	10.8 million	September 2009
Bank of Albuquerque Loan	US$	18.0 million	May 2008
Commerzbank Loan		€10.0 million	January 2010
NAFIN Loan	Ps	2.5 million	May 2005
Arrendadora Bank of America, N.A. Leases	US$	9.1 million	August 2005
GE Capital Leasing Leases	US$	8.3 million	April 2009

Our Notes

     ECP Note. As of December 31, 2003, we had one series of notes outstanding under our Euro Commercial Paper Program in an aggregate amount of US$5.0 million (Ps 56.2 million). On February 12, 2003, we failed to make the principal payment due. The overdue amounts are currently the subject of a litigation action with the holders of these notes. See “Item 8. Financial Information — Legal Proceedings.” Notes under our Euro Commercial Paper Program are issued under an Issuing and Paying Agency Agreement, dated as of October 4, 2001, among us, JPMorgan Chase Bank and JPMorgan Chase Bank, London Branch.

     2003 Notes. As of December 31, 2003, we had outstanding US$18.2 million (Ps 204.9 million) aggregate principal amount of our 2003 notes. The 2003 notes were issued under an indenture, dated as of July 25, 1996, between us and Wells Fargo Bank, National Association, as amended and supplemented. In August 2001, we issued US$121.7 million of our 2006 notes and US$10.4 million of our 2008 notes in exchange for US$128.3 million of our outstanding 2003 notes. In connection with this exchange, we obtained the consent of the holders of our 2003 notes to the elimination of the restrictive covenants contained in the indenture governing the 2003 notes. The 2003 notes matured on August 1, 2003 and have not been paid.

     2006 Notes. As of December 31, 2003, we had outstanding US$301.7 million (Ps 3,390.7 million) aggregate principal amount of our 2006 notes. The 2006 notes were issued under an indenture, dated as of February 5,2001, between us and Wells Fargo Bank, National Association, as amended and supplemented. The 2006 notes mature on August 1, 2006 and pay interest semiannually. We issued US$180 million aggregate principal amount of our 2006 notes in February 2001 and used the proceeds thereof to, among other things, repurchase all of our outstanding 12% Senior Notes due 2001. In August 2001, we issued an additional US$121.7 million aggregate principal amount of our 2006 notes in exchange for US$118.2 million of our 2003 notes as described above. On June 24, 2002, payments due on the 2006 notes were guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Titán, Atenquique, Ponderosa and Centauro. We have not made interest payments on the 2006 notes since

November 29, 2002. As of December 31, 2003, the aggregate amount of due and unpaid interest of the 2006 notes was US$56.2 million (Ps 631.5 million). As a result, the 2006 notes are in default.

     2008 Notes. As of December 31, 2003, we had outstanding US$10.4 million (Ps 116.5 million) aggregate principal amount of our 2008 notes. The 2008 notes were issued under an indenture, dated as of September 13, 2001, between us and Wells Fargo Bank, National Association, as amended and supplemented. The 2008 notes mature on August 1, 2008 and pay interest semiannually. We issued US$10.4 million aggregate principal amount of our 2008 notes in August 2001 in exchange for US$10.1 million of our 2003 notes as described above. On June 24, 2002, payments due on the 2008 notes were guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Titán, Atenquique, Ponderosa and Centauro. We have not made interest payments on the 2008 notes since November 29, 2002. As of December 31, 2003, the aggregate amount of due and unpaid interest of the 2008 notes was US$2.0 million (Ps 22.5 million). As a result, the 2008 notes are in default.

     2009 Notes. As of December 31, 2003, we had outstanding US$175.0 million (Ps 1,966.5 million) aggregate principal amount of our 2009 notes. The 2009 notes were issued under an indenture, dated as of June 24, 2002, between us and Wells Fargo Bank, National Association, as amended and supplemented. The 2009 notes mature on July 15, 2009 and pay interest semiannually. We issued US$175.0 million aggregate principal amount of our 2009 notes in June 2002 and used the proceeds thereof to, among other things, repurchase US$103.5 million of our outstanding 2003 notes. Payments due on the 2009 notes were initially guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Titán, Atenquique, Ponderosa and Centauro. We have not made interest payments on the 2009 notes. As of December 31, 2003, the aggregate amount of due and unpaid interest of the 2009 notes was US$36.6 million (Ps 411.3 million). As a result, the 2009 notes are in default.

     HG Estate Notes. As of December 31, 2003, we had outstanding US$48.1 million (Ps 540.5 million) aggregate principal amount under three promissory notes issued in exchange for subordinated promissory notes issued by Durango Paper Company in connection with our acquisition of Gilman Paper Company. These notes were issued in the same principal amounts as the notes refinanced and are on identical terms, except that they are not guaranteed or subordinated.

     The first of these notes, in the principal amount of US$30.0 million (Ps 337.1 million), was issued to HG Estate, LLC and St. Marys Railroad Corporation, matures on December 17, 2004 and bears interest at a rate of 10% per annum payable semiannually. We have not made interest payments on this note since November 29, 2002. As of December 31, 2003, the aggregate amount of due and unpaid interest of this note was US$4.6 million (Ps 51.7 million). As a result, this note is in default.

     The second of these notes, in the principal amount of US$6.0 million (Ps 67.4 million) and was issued to HG Estate, LLC. This note bears interest at a rate of 13.0% per annum payable semiannually. This note matured in April 2003 and has not been paid. As of December 31, 2003, the aggregate amount of due and unpaid interest of this note was US$0.9 million (Ps 10.1 million).

     The last of these notes has a principal amount of US$12.1 million (Ps 136.0 million) and was issued to HG Estate, LLC. This note bears interest at a rate of 10% per annum payable semiannually. This note matured in December 2002 and has not been paid. As of December 31, 2003, the aggregate amount of due and unpaid interest of this note was US$1.9 million (Ps 21.4 million). We are currently engaged in arbitration challenging the validity of these three promissory notes. See “Item 8. Financial Information — Legal Proceedings.”

     For a description of the payment defaults on our notes, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Our Unsecured Bank Debt and Guarantees

     Banamex Loan. We borrowed an aggregate principal amount of US$94 million (Ps 1,056.3 million) from Banamex under a loan agreement. This loan is payable in 10 quarterly installments beginning in June 2002 and bears interest at a rate of LIBOR + 2.8% payable quarterly. Payments due under this loan were initially guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Titán, Atenquique, Ponderosa and Centauro. As of

December 31, 2003, the outstanding principal amount under this loan was US$75.3 million (Ps 846.6 million). We have not made principal or interest payments under this loan since November 29, 2002. As of December 31, 2003, the aggregate amount of due and unpaid principal under this loan was US$31.9 million (Ps 358.5 million) and the aggregate amount of due and unpaid interest under this loan was US$4.2 million (Ps 47.2 million). As a result, this loan is in default.

     Banamex Note. We borrowed an aggregate principal amount of US$7.3 million (Ps 82.0 million) from Banamex under a promissory note. This promissory note matured in December 2002 and bears interest at a rate of 5.2% per annum payable semi-annually. Payments due under this promissory note were initially guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Titán, Atenquique, Ponderosa and Centauro. As of December 31, 2003, the outstanding principal amount under this promissory note was US$5.1 million (Ps 57.3 million). We have not made principal or interest payments under this promissory note since November 29, 2002. As of December 31, 2003, the aggregate amount of due and unpaid interest under this promissory note was US$0.4 million (Ps 4.5 million). As a result, this promissory note is in default.

     California Commerce Bank Loans. We borrowed an aggregate principal amount of US$26.7 million (Ps 299.8 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of US$11.7 million (Ps 131.3 million) bears interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and has not been paid. The second California Commerce Bank loan agreement in the amount of US$15.0 million (Ps 168.6 million) bears interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and has not been paid. We have not made principal or interest payments under the California Commerce Bank loan agreements since November 29, 2002. Our obligations under both California Commerce Bank loan agreements were initially guaranteed by our subsidiary, Centauro. As of December 31, 2003, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was US$16.7 million (Ps 187.4 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was US$1.3 million (Ps 14.3 million).

     JPMorgan Chase Loan. We borrowed an aggregate principal amount of US$50.0 million (Ps 561.9 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement is payable in five semiannual installments beginning in December 2000 and bears interest at a rate of LIBOR + 1.5% payable quarterly. On June 24, 2002, our obligations under this loan were guaranteed, jointly and severally on an unsecured basis, by our subsidiaries, Titán, Atenquique, Ponderosa and Centauro. As of December 31, 2003, the outstanding principal amount under this loan was US$10.0 million (Ps 112.4 million). This loan matured in December 2002 and was not paid. As of December 31, 2003, the aggregate amount of due and unpaid interest under this loan was US$0.5 million (Ps 5.6 million).

     Bank of America, N.A. Loan. Our former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of US$22.0 million (Ps 247.2 million) from Bank of America, N.A. under a loan agreement. This loan is payable in five monthly installments beginning in August 2002, and bears interest at a rate of LIBOR + 3.0%. We guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called our guarantee in February 2003. As a result, the obligations under this loan have been recorded as indebtedness of our company in our financial statements. As of December 31, 2003, the aggregate amount of due and unpaid principal under this loan was US$17.0 million (Ps 191.0 million) and the aggregate amount of due and unpaid interest under this loan was US$0.9 million (Ps 10.1 million). As a result, our guarantee of the obligations under this loan is in default.

     First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of US$2.6 million (Ps 29.4 million) for the benefit of our former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. We guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called our guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit has been recorded as indebtedness of our company in our financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bear interest at a rate of 7.25% per annum. As of December 31, 2003, the aggregate amount of due and unpaid principal under this reimbursement obligation was US$2.6 million (Ps 29.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was US$0.1 million (Ps 1.1 million). As a result, our guarantee of the reimbursement obligations under this letter of credit is in default.

     Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of US$3.1 million (Ps 34.8 million) for the benefit of our former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. We guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called our guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit has been recorded as indebtedness of our company in our financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bear interest at a rate of 7.25% per annum. As of December 31, 2003, the aggregate amount of due and unpaid principal under this reimbursement obligation was US$2.4 million (Ps 26.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was US$0.1 million (Ps 1.1 million). As a result, our guarantee of the reimbursement obligations under this letter of credit is in default.

     Bank of America, N.A. Letter of Credit. Bank of America, N.A. issued a letter of credit to Lumberman’s Underwriting Alliance in the aggregate principal amount of US$2.5 million (Ps 28.1 million) for the benefit of our former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on December 31, 2002. Our subsidiary, Grupo Pipsamex, guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called our guarantee on February 25, 2003. As a result, the reimbursement obligation under this letter of credit has been recorded as indebtedness of our company in our financial statements. As of December 31, 2003, the aggregate amount of due and unpaid principal under this reimbursement obligation was US$1.7 million (Ps 18.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was US$0.2 million (Ps 2.2 million). We reimbursed Bank of America, N.A. for its payment of this letter of credit on March 31, 2004.

Our Secured Bank Debt

     Bancomext Loans. Our subsidiary, Grupo Pipsamex, borrowed an aggregate principal amount of US$80.0 million (Ps 899.0 million) from Bancomext under a loan agreement. This loan is payable in 14 semiannual installments beginning in July 2002 and bears interest at a rate of LIBOR + 7% payable semiannually. This loan is secured by a first priority security interest in all of the assets of Grupo Pipsamex and its subsidiaries. As of December 31, 2003, the aggregate amount of due and unpaid principal under this loan agreement was US$5.7 million (Ps 64.2 million) and the aggregate amount of due and unpaid interest under this loan agreement was US$0.7 million (Ps 7.9 million). We are negotiating the restructuring of this loan with Bancomext. As of December 31, 2003, the aggregate principal amount outstanding under this loan agreement was US$62.9 million (Ps 706.3 million). As of December 31, 2003, the aggregate amount of due and unpaid principal was US$5.7 million (Ps 64.2 million) and the aggregate amount of due and unpaid interest was US$0.7 million (Ps 7.9 million).

     Our subsidiary, Fábrica Mexicana de Papel, S.A. de C.V., borrowed an aggregate principal amount of US$15.4 million (Ps 173.1 million) from Bancomext under a loan agreement. This loan is payable in 14 semiannual installments beginning in March 2003 and bears interest at a rate of LIBOR + 6.5% payable semiannually (plus such additional amounts as are necessary for Bancomext to receive interest at such rate after the payment of its income taxes). This loan is secured by a second priority security interest in all of the assets of Fábrica Mexicana de Papel, S.A. de C.V. and is guaranteed by CODUSA. We are negotiating the restructuring of this loan with Bancomext. As of December 31, 2003, the aggregate principal amount outstanding under this loan agreement was US$10.8 million (Ps 121.2 million).

     Bank of Albuquerque Loan. Our subsidiary, Durango McKinley Paper Company, borrowed an aggregate principal amount of US$24.0 million (Ps 269.7 million) from the Bank of Albuquerque under a loan agreement. In addition, the Bank of Albuquerque has issued letter of credits in an aggregate amount of US$10.5 million (Ps 118.0 million) under this loan agreement. This loan agreement was used to refinance a credit facility that our former subsidiary, Durango Paper Company, had with the Bank of America, N.A. The principal on the term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque loan agreement are secured by the accounts, inventory and equipment of Durango McKinley Paper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc. As of December 31, 2003, the aggregate principal amount outstanding under this loan agreement was US$18.0 million (Ps 202.3 million).

     Commerzbank Loan. Our subsidiary, Ponderosa, borrowed an aggregate principal amount of €10.7 million (Ps 107.9 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H., or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2003, the aggregate principal amount outstanding under this loan was €10.0 million (Ps 141.4 million).

     NAFIN Loan. Our subsidiary, Atenquique, borrowed an aggregate principal amount of Ps 8.8 million (US$0.8 million) from Nacional Financiera, S.N.C., or NAFIN, under a loan agreement. This loan is payable in 96 quarterly installments beginning in August 1981 and bears interest at a rate of LIBOR+ 0.8125%. This loan is secured by a first priority security interest in certain equipment and fixtures of Atenquique. As of December 31, 2003, the aggregate principal amount outstanding under this loan agreement was Ps 2.5 million (US$0.2 million).

     For a description of the payment defaults on our bank debt, see “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

Our Capital Leases

     Arrendadora Bank of America, N.A. Leases. We have entered into financial lease agreements with Arrendadora Bank of America, S.A. for the acquisition of certain machinery. We issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of US$17.3 million (Ps 194.7 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. We have sub-leased the machinery to certain of our subsidiaries. As of December 31, 2003, the aggregate principal amount outstanding under these promissory notes was US$9.1 million (Ps 101.7 million).

     GE Capital Leasing Leases. Our subsidiary, Titán, has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of US$9.3 million (Ps 104.5 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of December 31, 2003, the aggregate principal amount outstanding under these promissory notes was US$8.3 million (Ps 93.0 million).

Restrictive Covenants and Available Credit

     The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of our company and most of our subsidiaries to:

•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell capital stock of subsidiaries;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales;

•	enter into certain transactions with affiliates, or

•	merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

     The indentures governing our 2006 notes, 2008 notes and 2009 notes also require prepayments of the indebtedness from the proceeds from certain asset sales, insurance, and incurrence of certain indebtedness. Our failure to comply with the restrictions contained in these indentures constitutes an event of default, which could result in an acceleration of such indebtedness. Such acceleration may also constitute an additional event of default under some of our unsecured debt.

     We must maintain minimum debt service, minimum net worth and maximum leverage ratios under the Banamex loan agreement, the JPMorgan Chase Bank loan agreement and the Bank of Albuquerque loan agreement. Our failure to comply with the restrictions contained in these loan agreements constitutes an event of default, which could result in an acceleration of such indebtedness. Such acceleration may also constitute an additional event of default under the indentures governing our 2003 notes, 2006 notes, 2008 notes and 2009 notes.

     The above covenants, together with our highly leveraged position, have restricted, and will continue to restrict, our corporate activities, including our ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities.

Off-Balance Sheet Arrangements

     We have not entered into any transactions, agreements or other contractual arrangements to which an entity unconsolidated with our company is a party, under which we have:

•	any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002), or FIN 45, as it may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

•	a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

•	any obligation under a derivative instrument that is both indexed to our stock and classified in our stockholders’ equity, or not reflected, in our statement of financial position; or

•	any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as it may be modified or supplemented, in an unconsolidated entity that is held by, and material to, our company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, our company.

Contractual Commitments and Capital Expenditures

Contractual Commitments

     The following table summarizes significant contractual obligations and commitments at December 31, 2003 that have an impact on our liquidity:

	2004		2005		2006		2007		2008		Thereafter		Total
Ps million
Indebtedness	Ps	8,611.6	Ps	88.1	Ps	90.5	Ps	89.9	Ps	67.4	Ps	55.0	Ps	9,002.5
Capital leases		75.1		60.3		17.8		17.8		17.8		5.8		194.7
Operating leases		23.6		18.7		18.7		18.7		13.2		63.4		156.3
Purchase obligations (1)		3.0		3.0		3.0		3.0		3.0		53.0		68.0

Total contractual obligations	Ps	8,713.3	Ps	170.1	Ps	130.0	Ps	129.4	Ps	101.4	Ps	177.2	Ps	9,421.5

(1)	Consists of purchase commitments for electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2003.

     Our subsidiaries lease certain equipment under noncancelable operating leases. Estimated future minimum lease payments under noncancelable operating leases as of December 31, 2003 are included in operating leases in the table above.

Capital Expenditures

     Our capital expenditures on property, plant and equipment were Ps 106.7 million in 2003, Ps 459.6 million in 2002 and Ps 846.6 million in 2001. Our principal capital expenditures projects during 2001 through 2003 included:

•	Ps 115.9 million for the installation of deinking equipment at Fábrica Mexicana de Papel, S.A. de C.V.’s plant, which was completed in 2001;

•	Ps 320.0 million for the expansion of Titán’s corrugating plant in Tepatitlan, Jalisco, which was completed in 2002;

•	Ps 249.5 million for the installation of a new particleboard press at one of Ponderosa’s plant, which was completed in 2002; and

•	Ps 146.5 million for the installation of Durango McKinley Paper Company’s BHS corrugating plant in Dallas, Texas, which was completed in 2003.

     We have instituted a capital investment program to help our overall operations and have implemented a series of measures to improve efficiency and to increase capacity at our paper mills. In addition, we have made capital expenditures to bring our plants into proper compliance with environmental regulations with the latest technology. However, as a result of our liquidity crisis, we have been required to reduce the scope of our planned capital expenditures.

     The following table sets forth our capital expenditures for the periods indicated and sets forth our capital expenditures and capital commitments for environmental matters:

			Years Ended December 31,
							2004		2005
	2001		2002		2003		Estimated		Estimated
			(in millions of constant pesos)
Capital expenditures (other than environmental)	Ps	825.5	Ps	450.9	Ps	101.4	Ps	126.8	Ps	126.8
Environmental capital expenditures		21.1		8.7		5.3		8.0		8.8

Total	Ps	846.6	Ps	459.6	Ps	106.7	Ps	134.8	Ps	134.8

     Our loan agreements and the indentures governing our debt securities contain significant restrictions on our ability to make capital expenditures. We currently are budgeting total capital expenditures of approximately Ps 134.8 million for 2004 and Ps 134.8 million for 2005. Our principal capital expenditures for 2004 consist of maintenance projects, efficiency enhancement projects and cost reduction projects.

     We expect to finance our capital expenditure plan with internally generated cash and supplier financing. No assurance can be given that we will be able to meet our capital expenditure budget.

Differences between Mexican GAAP and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP. For more information about the differences between Mexican GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, see notes 24 and 25 to our consolidated financial statements. It should be noted that our reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Reconocimiento de los Efectos de la Inflacion en la Informacion Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP, since the application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

     Our board of directors is responsible for the management of our business. Our bylaws (estatutos sociales) provide that the board of directors will consist of the number of directors and alternate directors elected by our stockholders at the annual ordinary general meeting, each of whom is elected for a term of one year.

     Pursuant to our bylaws, alternate directors may be appointed by our stockholders to serve on the board of directors in place of directors who are unable to attend meetings. If a member of our board is absent from a meeting, a specific alternate director is called to serve as a director for such meeting. Even when alternate directors are not substituting for a director, they are invited to attend all board meetings.

     Our board of directors includes 11 directors, of whom four are independent directors. No alternate directors were elected by our stockholders at the most recent ordinary general meeting.

     The table below sets forth the members of our board of directors:

Name	Current Title	Since
Miguel Rincón(1)	Chairman of the Board of Directors and Chief Executive Officer	1982
José Antonio Rincón(1)	Vice-Chairman of the Board of Directors and Chief Operating Officer	1982

Name	Current Title	Since
Mayela Rincón de Velasco(1)	Director, Vice President and Chief Financial Officer	1982
Jesús Rincón(1)	Director	1987
Wilfrido Rincón(1)	Director	1987
Ignacio Rincón(1)	Director	1987
Ángel Del Palacio	Director	2001
Alfonso Fernández De Castro	Director	2001
Buenaventura G. Saravia	Director	2001
Roberto Isaac Hernández	Director	2001
Martín Rincón(1)	Director	2003

(1)	Miguel Rincón, José A. Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martin Rincón and Mayela Rincón de Velasco are siblings.

     The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors. The business address of each of our current directors is Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, 34220 Durango, Mexico.

     Miguel Rincón has been Chairman of the Board of Directors and Chief Executive Officer of our company since 1982. He has been an active member of a number of organizations in Mexico related to our industry, such as the Mexican National Chamber for the Pulp and Paper Industry, the Por México Group, an association of business leaders from all sectors, and the National Commission on Commercial Agriculture (Comisión Nacional Agropecuaría Comercial). He currently serves on a number of corporate boards in Mexico, including Banamex and El Universal Compañía Periodística Nacional, S.A. de C.V.

     Jose Antonio Rincón has been Vice-Chairman of the Board of Directors and Chief Operating Officer of our company since 1982. Since 1988, he has been a member of the Mexican National Chamber for the Pulp and Paper Industry and he was its President from 2002 to 2003. From 1990 to 1998, he served as director of Banco Santander, S.A. He is currently the president of Sector Privado Empresarial de Durango, A.C.

     Mayela Rincón de Velasco has been a Director, Vice-President and Chief Financial Officer of our company since 1982. From 1987 to 1994, she worked as a professor of international finance in the Durango State University (Universidad Juárez del Estado de Durango). She is an active member of MIPA and the Association of Public Accountants (Colegio de Contadores Públicos de Durango, A.C.). She is also a member of the philanthropic board of the General Hospital of Durango (Hospital General de Durango).

     Jesús Rincón has been a Director of our company since 1987. Since 1997, he has been the general manager of Porteadores de Durango as well as the general manager of Ponderosa. From 1995 to 1997, he served as the development manager of our company. He is an active member of the Mexican National Association of Particleboard Manufacturers (Asociación Nacional de Productores de Tableros y Aglomerados) and the Mexican Forest Industry Association (Asociación Mexicana de la Industria Forestal).

     Wilfrido Rincón has been a Director of our company since 1987. Since 2002, he has been the general manager of the paper division of Grupo Durango and is currently the logistics managing director for domestic and imported raw materials for our company. From 1997 to 1998, he served as general manager of Ponderosa S.A. From 1994 to 1996 he worked as development manager of our company. He also serves as president of the Mexican National Chamber of the Forestry Industry (Consejo Consultivo Forestal Nacional) and vice-president of the Mexican National Chamber for the Pulp and Paper Industry. He is an active member of the Mexican National Association for Forestry (Asociación Nacional de Forestales).

     Ignacio Rincón has been a Director of our company since 1987. Since 1999, he has been the general manager of Titán. From 1998 to 1999, he worked as the marketing manager of Titán. From 1994 to 1997, he worked as the planning manager of our company. He is currently an active member of the Association of Technicians in Pulp and Paper (Asociación de Técnicos de la Celulosa y del Papel).

     Martín Rincón has been a Director of our company since 1987. Since 2002, he has been the general manager of Grupo Pipsamex. From 1997 to 1998, he was the finance manager of McKinley Paper Company and was the supply manager of Grupo Durango from 1995 to 1997. In 1999, he was the Vice President of the Mexican National

Chamber for the Pulp and Paper Industry. He is currently a member of the council of directors of the Mexican National Association of Paper Distributors (Asociación Nacional de Distribuidores de Papel) and of the Mexican National Book Association (Asociación Nacional de el Libro).

Independent Members of the Board

     Ángel Del Palacio is an entrepreneur in the services sector and the general manager of several automobile dealerships in the north of Mexico. He has a bachelors degree in business and an MBA from the Monterrey Institute of Technology (ITESM).

     Alfonso Fernández de Castro is an entrepreneur in the Mexican forest industry. He is the founder and general manager of Grupo Forestal Alfa, one of the principal companies in the Mexican forest industry.

     Buenaventura G. Saravia is an entrepreneur in the cattle breeding industry and the general manager of Empresas la Punta one of the principal exporters of cattle from Mexico to the United States. He has a bachelors degree in business from the Monterrey Institute of Technology (ITESM).

     Roberto Isaac Hernández is an entrepreneur in the services sector and the general manager of a chain of gas stations and supermarkets in the north of Mexico. He has a bachelors degree in economics from the Monterrey Institute of Technology (ITESM) and an MBA from the Notre Dame University in France.

Executive Officers

     Our executive officers are appointed by the board of directors and serve until their successors have been appointed and take office.

     The table below sets forth our executive officers:

Name	Current Title	Since
Miguel Rincón(1)	Chief Executive Officer	1982
José Antonio Rincón(1)	Chief Operating Officer	1982
Mayela Rincón de Velasco(1)	Chief Financial Officer	1982
Gustavo Peyro Medina	Audit and IT Manager	1996
Arturo Díaz Medina	Finance and Planning Managing Director	1998
Jesús Romo Carrasco	Controller	1988
Gabriel Villegas Salazar	Secretary of the Board and General Counsel	1987

(1)	Miguel Rincón, José Antonio Rincón and Mayela Rincón de Velasco are siblings.

     The following is a summary of the business experience and areas of expertise of our current officers. Information regarding current officers who are also directors is provided above. Except as otherwise set forth below, the business address of each of our current officers is Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, Mexico 34220.

     Gustavo Peyro Medina was Manager of the Controller and Audit Department of our company from 1992 to 1999. He has also been Audit and IT Manager of our company since 1996. From 1985 to 1989 he was a professor at Durango State University (Universidad Juárez del Estado de Durango). Since 1983 he has been an active member of the MIPA and also of the Association of Public Accountants (Colegio de Contadores Públicos de Durango, A.C.). He is an active member of the Institute of Internal Auditors, Inc.

     Arturo Díaz Medina has been the Finance and Planning Managing Director of our company since 1998. He had held other finance and operation positions from 1994 to 1998 in two of our paper mills. Prior to joining our company, he was head of the finance and commercial areas of an auto parts company based in Durango, Mexico.

Since 1990 he has been an active member of the Association of Public Accountants (Colegio de Contadores Públicos de Durango, A.C.).

     Jesús Romo has been the Controller of our company since 1998. He is a professor of accounting and statistics at Durango State University (Universidad Juárez del Estado de Durango). Since 1978, he has been an active member of the Association of Public Accountants (Colegio de Contadores Públicos de Durango, A.C.). He has an MBA from the Monterrey Institute of Technology (ITESM).

     Gabriel Villegas Salazar has been Secretary of the Board and Legal Counsel of our company since 1987. In 1993 he was appointed General Counsel. He served as member of the Legal Committee of the Mexican National Chamber for the Pulp and Paper Industry from 1989 to 1996 and has studied American law at the Iberoamericana University coordinated by the Georgetown University Law Center. Mr. Villegas’ business address is World Trade Center, Montecito 38, Piso 22, Oficina 15, Col. Napoles, 03810, Mexico D.F.

Compensation of Directors and Officers

     Directors receive no compensation in their capacity as directors and there are no service contracts providing for benefits upon termination of employment of any of our directors. The aggregate amount of compensation paid by us to our officers during 2003 was Ps 20.4 million. In 2004, we expect that the aggregate amount of compensation paid to this group will total approximately Ps 21.0 million.

     Each subsidiary pays performance-based cash bonuses to its management. The amount of the bonus is determined by a formula that weighs various factors, including the performance of the operating subsidiary measured in terms of earnings, market share and sales volume targets and the individual performance of the manager. The bonus varies for each manager depending on the above factors.

Statutory Auditor

     Under our bylaws in accordance with Mexican law, our annual stockholders’ meeting has to elect at least one statutory auditor (comisario) and a corresponding alternate statutory auditor. The primary role of a statutory auditor is to report to our stockholders at the annual ordinary general meeting of stockholders regarding the accuracy of the financial information presented to our stockholders by our board of directors. Subject to terms and conditions, a statutory auditor is also authorized:

•	to call ordinary or extraordinary general meetings;

•	to place items on the agenda for meetings of stockholders or our board of directors;

•	to attend meetings of stockholders and of our board of directors; and

•	generally to inspect the affairs of our company.

Since 2000, the statutory auditor has been Raúl Guerra Rodríguez and since 2003 the alternate statutory auditor has been Héctor Ortiz Rosales.

Audit Committee

     Our audit committee recommends the external auditors of our company to our board of directors, suggests the terms and conditions of the auditors’ service, supervises the auditors’ work, acts as intermediate between our board of directors and the auditors, guaranties the independence of the auditors, reviews the working plan, communications and audit reports and informs our board of directors of its results, submits to our board of directors the financial information basis, reviews such financial information and its issuance process, contributes in the determination of the general outline of the internal control system and evaluates its effectiveness, supports our board of directors in the evaluation and coordination of the annual internal audit programs, coordinates the internal, external and statutory auditing work, and verifies the compliance with such statutes and regulations as are applicable to our company.

     Our audit committee acts and adopts any resolution by majority vote. In case of conflict of interest, the members with conflicts do not participate. The committee has such powers specifically granted by the stockholders and participates in such studies, advisement, and additional matters submitted to it by our board of directors.

     Our audit committee informs the board of directors of its activities at least twice a year or at any other time that the audit committee deems appropriate or becomes aware of any acts or facts material to our company.

     Our audit committee does not delegate any of its powers to anyone, but may request advice from experts to adequately resolve such matters submitted to it and, additionally, the president of the audit committee may invite such experts and officers involved with the audit committee’s activities.

     The member of our audit committee are Alfonso Fernández de Castro, Roberto Isaac Hernandez and Mayela Rincón de Velasco.

Remuneration Committee

     Our remuneration committee recommends designations of our principal officers, suggests evaluation criteria in accordance with the general outlines of our board of directors and analyzes and submits to our board of directors the structures and remuneration of our principal officers.

     Our remuneration committee acts and adopts any resolution by majority vote. In case of conflict of interest, the members with conflicts do not participate. The committee has such powers specifically granted by the stockholders and participates in such studies, advisement, and additional matters submitted to it by our board of directors.

     Our remuneration committee informs the board of directors of its activities at least twice a year or at any other time that the remuneration committee deems appropriate or becomes aware of any acts or facts material to our company.

     Our remuneration committee does not delegate any of its powers to anyone, but may request advice from experts to resolve adequately such matters submitted to the remuneration committee and, additionally, the president of the remuneration committee may invite such experts and officers involved with the remuneration committee’s activities.

     The members of our remuneration committee are Ángel del Palacio E., Buenaventura G. Saravia and Mayela Rincón de Velasco.

Employees

     At December 31, 2003, we had 7,587 employees (7,283 in Mexico and 304 in the United States) and approximately 67% our work force was unionized. We have not experienced any work stoppages in our facilities or those of our subsidiaries, other than a strike at our Atenquique mill which lasted nine days in July 1998 and which was resolved by contract renegotiations. We currently have good relations with our employees at all our facilities.

     The table below shows the number of our employees in Mexico and the United States in each of the past three years:

	Year Ended December 31
	2003	2002	2001
Mexico (1)	7,283	8,493	8,478
United States	304	342	1,237

Total	7,587	8,835	9,715

(1)	Includes 1,580, 1,124 and 1,453 temporary employees in the years ended December 31, 2001, 2002 and 2003, respectively.

Item 7. Major Stockholders and Related Party Transactions.

Major Stockholders

     We have a single class of common stock, represented by the Series A Shares. The stockholders who are presently part of our management currently own, directly, and indirectly through their ownership in Administradora Corporativa y Mercantil, S.A. de C.V. approximately 95.1% of the issued and outstanding Series A Shares and have the power to elect all directors and control our company. On April 30, 2004, our stockholders voted to elect 11 directors, of which four are independent directors.

     Our total authorized and issued share capital as of December 31, 2003 consisted of Ps 1,378.6 million, represented by 91,832,122 Series A Shares, with no par value. Each Series A Share is entitled to one vote at each meeting of our stockholders.

     The following table sets forth current information with respect to the beneficial ownership of our common stock as of July 15, 2004 by:

•	each person known by us to beneficially own more than 5%, in the aggregate, of the outstanding shares of our common stock; and

•	all board members and executive officers as a group.

	Amount and
	Nature of	Percentage of
Beneficial Owner	Beneficial Ownership	Outstanding Stock
Miguel Rincón	25,291,559	27.5%
José Antonio Rincón	14,453,225	15.7
Jesús Rincón	14,451,406	15.7
Wilfrido Rincón	6,503,597	7.1
Ignacio Rincón	6,503,553	7.1
Martin Rincón	5,058,538	5.5
Administradora Corporativa y Mercantil, S.A. de CV. (ACM) (1)	15,068,000	16.4
Banamex (2)	15,068,000	16.4
Total of members of board of directors and executive officers as a group	87,329,878	95.1%

(1)	ACM is wholly owned by the Rincón family. No individual member of the Rincón family has the power to vote or dispose the shares owned by ACM.

(2)	The Series A Shares owned by ACM are pledged to Banamex as security for the obligations of ACM under a loan agreement between Banamex and ACM. ACM is currently in default under the loan agreement and Banamex has the right to accelerate the full amount of the outstanding principal under the loan agreement and to seek to enforce its pledge over the Series A Shares held by ACM.

Related Party Transactions

     On October 7, 2002, we sold our subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., or Operadora Omega. At the time of this transaction, all of the capital stock of Operadora Omega was owned by members of the Rincón family. The sale was made for an aggregate amount of US$100,000, allocated US$50,000 for the purchase of the capital stock and US$50,000 for the purchase of certain promissory notes due to our company with an aggregate principal amount of US$128.8 million.

     Prior to this sale, we had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement, the JPMorgan letters of credit, in an aggregate principal amount of US$25.2 million (Ps 283.2 million). In 2003, the creditors of these obligations called these guarantees. As a result, we recorded Ps 253.4 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.

     From time to time, Administradora Corporativa y Mercantil, S.A. de C.V., or ACM, a company owned and controlled by the Rincón family, borrows funds from our company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was Ps 175.3 million at December 31, 2003. These loans bear interest at a rate of 15% per annum and mature on May 17, 2006. Because ACM’s only source of funds is dividends of our company or loans extended by our company, our liquidity crisis has placed ACM’s ability to repay our company in doubt. As a result, in 2003 we recorded an allowance for doubtful accounts in the full amount of the obligations of ACM to our company.

     We obtain flight services from Líneas Aéreas Ejecutivas de Durango, S.A. de C.V., or Líneas Aéreas, a company owned and controlled by the Rincón family. In 2003 Líneas Aéreas borrowed Ps 14.0 million from our company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006.

     On May 16, 2003, we sold the paper tube manufacturing business of Papelera Heda, S.A. de C.V., now a division of Atenquique, to Tubos y Especialidades de México, S.A. de C.V., or Tubos y Especialidades. All of the capital stock of Tubos y Especialidades is owned by certain members of the Rincón family. The sale was made for an aggregate amount of Ps 2.1 million. We purchase paper tubes from Tubos y Especialidades de México. During the year ended December 31, 2003, we purchased products from Tubos y Especialidades de México with an aggregate purchase price of Ps 7.1 million.

     During 2003, our subsidiaries, Centauro and Porteadores de Durango, S.A. de C.V., sold 74 trailer trucks to Transportes Modernos de México, S.A. de C.V., or Transportes Modernos. All of the capital stock of Transportes Modernos is owned by certain members of the Rincón family. The sale was made for an aggregate amount of Ps 9.0 million. We continue to us these trailer trucks to transport wood from forests to our production facilities and to ship finished products to our customers in Mexico. During the year ended December 31, 2003, we paid Transportes Modernos Ps 42.3 million for the use of these trucks.

Item 8. Financial Information.

     See “Item 18. Financial Statements.”

Legal Proceedings

     We are party to the following significant lawsuits:

Voluntary Concurso Mercantil petition (Solicitud de Concurso Mercantil Presentada por el Propio Comerciante), Case No. 3/2004

     On May 18, 2004, we filed a voluntary petition for concurso mercantil under the LCR with the First Federal District Court in Durango, Mexico. As of the date hereof, the court has not yet been declared the concurso mercantil effective. For a discussion of the LCR and concurso mercantil proceedings, see “Item 4. Information on Our Company—Mexican Law of Commercial Reorganizations.”

In re: Petition of Gabriel Villegas Salazar, as Foreign Representative of Corporación Durango, S.A. de C.V., Debtor in Foreign Proceeding, Case No.: 04-13487(RDD).

     On May 20, 2004, our foreign representative, Gabriel Villegas Salazar, filed the 304 Proceeding with the United States Bankruptcy Court for the Southern District of New York, commencing a case in the United States ancillary to the concurso mercantil proceeding currently underway in Durango, Mexico. The 304 Proceeding is being administered under the case caption “In re: Petition of Gabriel Villegas Salazar, as foreign representative of Corporación Durango, S.A. de C.V., Debtor in Foreign Proceeding.”

     Pursuant to sections 105(a) and 304(b) of the United States Bankruptcy Code and in furtherance of the concurso mercantil proceeding, on June 4, 2004, the United States Bankruptcy Court for the Southern District of New York entered a preliminary injunction preliminarily enjoining the commencement or continuation of any action against our company, its officers and directors, and four of our operating subsidiaries, Titán, Centauro, Atenquique, and Ponderosa. At a hearing on June 30, 2004, the United States Bankruptcy Court for the Southern District of New York extended the preliminary injunction through and including August 16, 2004.

HG Estate, LLC v. Corporación Durango, S.A. de C.V., United States District Court, Southern District of New York, Case No. 02 CV 10059 (CSH)

     On December 19, 2002, HG Estate, LLC filed a complaint in the Southern District of New York seeking to accelerate and enforce the HG Estate notes. HG Estate, LLC also asserted a claim for indemnification pursuant to an indemnification agreement entered into by our company and HG Estate, LLC in connection with and contemporaneously to a stock purchase agreement dated December 9, 1999, by and among Durango Paper Company, HG Estate, LLC St. Marys Railroad Corporation and W.O. Corporation. HG Estate, LLC alleges damages of approximately US$53 million. We have submitted a statement of claims in arbitration against HG Estate, LLC challenging the validity of the HG Estate notes. On January 7, 2003, we filed a motion to stay this litigation pending completion of the arbitration. On January 22, 2003, HG Estate, LLC filed a motion to stay or dismiss the arbitration proceeding. On July 21, 2003, the court granted our motion. Accordingly, this litigation has been stayed while the arbitration proceeds.

Compass Income Master Fund, Inc. et al. v. Corporación Durango, S.A. de C.V., Index No.: 600621/03, Supreme Court of the State of New York, County of New York.

     On February 25, 2003, Compass Income Master Fund, Inc., Compass Renta Fija America Latina F.I.I. and Interbank Overseas, Ltd. filed suit against our company in New York state court for breach of contract seeking payment of US$3.5 million, plus interest at 9% per annum from February 13, 2003. The plaintiffs’ breach of contract action is based upon commercial paper we issued on or about August 13, 2002. We deny the plaintiffs’ claim and are vigorously defending this action. Currently, the parties are engaged in discovery.

Comisión Nacional del Agua v. Productora Nacional de Papel, S.A. de C.V.

     On December 16, 2003, the Mexican government through the National Water Commission (Comisión Nacional del Agua) made demand upon Pronal, a former subsidiary of Grupo Pipsamex, for payment of Ps 159 million (US$14.5 million) for water consumed during the calendar years 2000 and 2001. On March 4, 2004, Pronal filed a declaratory action with the Mexican Federal Tribunal (Tribunal Fiscal de la Federación) asking that the court find that Pronal is not liable for any amounts to the National Water Commission and that, as a result, the demand be nullified. In the event Pronal is unsuccessful in having the demand nullified and required to pay the National Water Commission, Pronal could seek to assert indemnification rights against Grupo Pipsamex under the terms of the Stock Purchase Agreement executed on November 14, 2003, pursuant to which Grupo Pipsamex, as seller, agreed to indemnify Pronal and the buyer for certain debts. In addition, in the event Pronal is unable to recover in full from Grupo Pipsamex, Pronal could also made demand against Corporacion Durango under the guaranty dated November 14, 2003.

The Official Committee of Unsecured Creditors of Durango Georgia Paper Company, et al. v. Corporación Durango, S.A. de C.V., et al, United States Bankruptcy Court, Southern District of Georgia, Adv. No. 04-2070

     On April 2, 2004, The Official Committee of Unsecured Creditors in the chapter 11 cases of Durango Georgia Paper Company, Durango Georgia Converting Corp. and Durango Georgia Converting, LLC, which we refer to as the Durango Georgia Entities, commenced an adversary proceeding in the Durango Georgia Entities’ chapter 11 cases, which we refer to as the Durango Georgia Action, by filing a complaint which seeks: (1) recovery of alleged fraudulent and preferential transfers from the Durango Georgia Entities to CODUSA; (2) damages for fraudulent representations and breach of oral and written guaranty in connection with CODUSA’s alleged agreement to guarantee the debts of the Durango Georgia Entities; (3) estoppel; (4) equitable subordination of CODUSA’s claims against the Durango Georgia Entities; (5) substantive consolidation of CODUSA and the Durango Georgia Entities;

and (6) a determination that the Durango Georgia Entities are the alter-ego of CODUSA. We deny any liability on these claims and intend to vigorously defend the Durango Georgia Action.

Tax Litigation

     We have initiated a proceeding requesting an injunction against the Mexican tax authorities regarding the methodology used to determine our employee statutory profit sharing liability.

     We have initiated a proceeding requesting an injunction against the Mexican tax authorities with respect to the assessment against our company of Ps 16.7 million with respect to the Substitutive Tax of the Wage Credit. We have asserted in this action that the assessment of the Substitutive Tax of the Wage Credit is unconstitutional. Management believes that the outcome of this proceeding will be favorable to our company, which represents a contingent asset of Ps 12,196.

     In addition, we are party to various legal proceedings in the ordinary course of our business. We do not expect any of these proceedings, if determined adversely to us, individually or in the aggregate, to have a material adverse effect on the results of our operations or on our financial condition.

Dividend Policy

     We do not intend to pay dividends on our capital stock, including the Series A Shares. We have not paid any dividends in the past five years. The declaration, amount and payment of dividends are determined by a majority vote of the stockholders, including holders of the Series A Shares, at our annual ordinary stockholders’ meeting, generally on the recommendation of the board of directors, and will depend on our results of operations, financial condition, cash requirements, the ability of our subsidiaries to pay cash dividends to us, future prospects and other factors deemed relevant by our stockholders. Our ability to declare and pay dividends is currently restricted under the terms of our 2003 notes, 2006 notes, 2008 notes and 2009 notes.

Significant Changes

     Other than as otherwise disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in the annual report.

Item 9. The Offer and Listing.

General

     The Series A Shares are listed on the Mexican Stock Exchange. Since July 21, 1994, our American Depositary Shares, or ADSs, have been listed on the New York Stock Exchange. The ADSs are issued by The Bank of New York, as depositary. Each ADS represents two CPOs issued by NAFIN, as trustee of the CPO Trust. Each CPO represents a financial interest in one Series A Share held in the CPO Trust.

     It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. persons.

     On February 13, 2003, we were notified by the New York Stock Exchange that the distribution of our ADSs did not meet the New York Stock Exchange’s continued listing requirements. We notified the New York Stock Exchange of our intention to achieve compliance.

     On May 25, 2004, following our filing of concurso mercantil, the New York Stock Exchange announced the trading of our company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. At such time the New York Stock Exchange applied to the Securities and Exchange Commission to delist the ADSs, the 2006 notes and the 2008 notes. Delisting from the New York Stock Exchange would have an adverse effect on the liquidity of our ADSs, the 2006 notes and the 2008 notes and on our ability to raise capital through the issuance of ADSs or securities convertible into ADSs.

Trading on the Mexican Stock Exchange and New York Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operation in the early 1900s and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation, the shares of which are held by 27 brokerage firms. The firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated system known as the Electronic Exchange System for Registered or Assigned Transactions (Sistema Electrónico de Negociación de Transacciones, Registro y Asignación), or SENTRA, between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Trades in securities listed on the Mexican Stock Exchange may, subject to certain requirements, also be effected off the Mexican Stock Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Mexican Stock Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. Under current regulations, such suspension procedures do not apply to securities, such as the Series A Shares, that are directly or indirectly (for example, through ADSs) quoted on a stock exchange or market quotation system outside Mexico.

     Settlement takes place two business days after a transaction involving the purchase or sale of shares is completed on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V. (Institución para el Depósito de Valores), or Indeval, a privately-owned central securities depositary that acts as a clearinghouse, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, thereby eliminating the need for physical transfer of securities.

     The Mexican Stock Exchange is one of Latin America’s two largest exchanges by market capitalization, but it remains relatively small and illiquid compared to major world markets. In December 2003, the five largest traded equity issues (measured by market capitalization) represented approximately 48% of the total value of equity issues traded on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by approximately 50 institutional investors. There is no formal over-the-counter market for securities in Mexico.

     Holders of ADSs have no voting rights with respect to the underlying CPOs or Series A Shares. Voting rights with respect to the Series A Shares held in the CPO Trust will be exercised by the CPO Trustee, which is required to vote the underlying Series A Shares in the same manner as the majority of the Series A Shares that are not so held and that are voted at the relevant stockholders’ meeting.

     Our ADSs were listed on the New York Stock Exchange on July 21, 1994. The tables below set forth the high and low closing sales prices (in nominal pesos) for our Series A Shares on the Mexican Stock Exchange and the high and low closing sales prices for the ADSs on the New York Stock Exchange for the periods indicated.

	Mexican Stock Exchange				New York Stock Exchange
	Pesos per Series A Share				Dollars per ADS
	High		Low		High		Low
1999	Ps	58.00	Ps	38.00	US$	11.88	US$	7.00
2000		48.00		31.00		6.06		5.94
2001		24.00		24.00		5.55		5.15
2002		14.00		14.00		5.55		1.01
2003		10.70		3.00		1.70		0.40

	Mexican Stock Exchange				New York Stock Exchange
	Pesos per Series A Share				Dollars per ADS
	High		Low		High			Low
2002
First Quarter	Ps	23.50	Ps	23.50	US$	5.35		US$	5.16
Second Quarter		24.00		16.58		5.28			1.40
Third Quarter		16.58		14.00		2.98			2.20
Fourth Quarter		14.00		14.00		2.31			1.15
2003
First Quarter		14.00		3.00		1.34			0.40
Second Quarter		5.80		3.00		1.60			0.44
Third Quarter		6.30		5.80		1.50			0.80
Fourth Quarter		10.70		16.30		1.70			0.97
2004
First Quarter		19.98		11.80		3.85			1.55
Second Quarter		14.50		10.98		2.40	(1)		0.95	(1)

(1)	Through May 25, 2004.

Source: Mexican Stock Exchange; New York Stock Exchange.

	Mexican Stock Exchange				New York Stock Exchange
	Pesos per Series A Share				Dollars per ADS
	High		Low		High			Low
January 2004	Ps	19.50	Ps	11.80	US$	3.85		US$	1.55
February 2004		19.98		19.00		3.25			2.20
March 2004		18.00		14.50		2.40			2.30
April 2004		14.50		13.95		2.40			2.00
May 2004		13.95		10.98		1.91	(1)		0.95	(1)
June 2004		10.98		10.98
July 2004 (through July 14)		10.98		10.98

(1)	Through May 25, 2004.

Source: Mexican Stock Exchange; New York Stock Exchange.

     On July 14, 2004, the closing sales price of our Series A Shares on the Mexican Stock Exchange was Ps 10.98 per share. Trading of our ADSs on the New York Stock Exchange has been suspended since May 25, 2004.

Item 10. Additional Information.

Organizational Documents

     Set forth below is a summary of the material provisions of our bylaws (estatutos sociales) and applicable Mexican law. This description does not purport to be complete and is qualified by reference to Mexican law and to the bylaws of our company, incorporated by reference herein.

Registration and Transfer

     The Series A Shares are evidenced by share certificates in registered form. Our stockholders may hold their Series A Shares in the form of physical certificates or indirectly through institutions that have an account with Indeval. Accounts may be maintained at Indeval by brokers, banks or other entities approved by the CNBV. We maintain a stock registry of stockholders who have either deposited their shares at our offices or are holding certificates issued by Indeval, an institution with an account at Indeval or a Mexican bank. Any person that presents a receipt from any such institution indicating ownership by such person will be admitted to our stockholders’ meetings.

Voting Rights

     Each of our shares entitles the holder thereof to one vote at any general meeting of our stockholders. Currently, only Series A Shares are outstanding.

     General stockholders’ meetings may be ordinary meeting or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law (Ley General de Sociedades Mercantiles), including:

•	amendments to our bylaws;

•	anticipated dissolution of our company;

•	merger and transformation of our company from one type of company to another; and

•	increases or decreases affecting the fixed portion of our capital stock.

General meetings called to consider all other matters, including increases and decreases affecting the variable portion of our capital stock, are ordinary meetings. An annual ordinary general meeting must be held at least once a year, within four months after the end of the preceding fiscal year.

     The annual ordinary general meeting of stockholders is held to consider the approval of the annual report of our board of directors and for companies in which we have an investment that exceeds 20% of our net worth, including the approval of the financial statements for the preceding fiscal year, the election of directors and our statutory auditor and the allocation of our profits, if any, from the preceding year.

     The quorum for an ordinary general meeting convened on the first call is at least 50% of all outstanding shares and action may be taken by holders of a majority of the shares represented at such meeting. If a quorum is not present, a subsequent meeting may be called at which a quorum shall exist regardless of the number of shares present, and action may be taken by a majority of the shares represented at such meeting. The quorum for an extraordinary general meeting convened on the first call is 75% of all outstanding shares. If a quorum is not present, a subsequent meeting may be called at which 50% of all outstanding shares constitute a quorum. Whether on first or subsequent call, actions at an extraordinary general meeting may be taken only by holders of a majority of the outstanding shares.

     Stockholders’ meetings may be called by:

•	our board of directors;

•	our statutory auditor;

•	stockholders representing at least 10% of our outstanding shares by requesting our board of directors or our statutory auditor to issue such a call;

•	a Mexican court in the event our board of directors or our statutory auditor do not comply with a valid request of our stockholders; and

•	any stockholder when no meeting has been held for two consecutive years or when any of the following matters has not been dealt with at such a meeting:

•	the annual report of our board of directors regarding our financial statements;

•	the appointment of directors and our statutory auditor; or

•	the compensation of our directors and statutory auditor.

     Notices of meetings must be published in a newspaper of major circulation in the city of Durango, Mexico at least 15 days prior to a meeting. Only stockholders who have either (1) deposited their shares at our offices, or (2) are holding certificates issued by Indeval, an institution with an account at Indeval or a Mexican bank and present a receipt from such institution indicating ownership by such person will be admitted as such to stockholders’ meetings. A stockholder may be represented by an attorney-in-fact who holds a duly granted proxy or a power-of-attorney.

Dividends

     At the annual ordinary meeting of stockholders, our board of directors submits our financial statements for the previous fiscal year, together with a report thereon from our board of directors, to the stockholders for approval. The stockholders, after they have approved the financial statements, determine the allocation of our distributable earnings for the preceding year. Five percent of our net income must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our then current capital stock. As of April 30, 2004, our legal reserve was Ps 193.3 million. Allocation to the legal reserve is determined without reference to inflation adjustment under Mexican GAAP. Thereafter, the remainder of our net income is allocated as determined by the stockholders’ meeting and may be distributed as dividends. All shares which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Shares which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution.

     We have not paid any dividends in the past five years. The declaration, amount and payment of dividends will depend on our results of operations, financial condition, cash requirements, the ability of our subsidiaries to pay cash dividends to us, future prospects and other factors deemed relevant by our stockholders. Our ability to declare and pay dividends is currently restricted under the terms of our 2006 notes, 2208 notes and 2009 notes.

Liquidation Rights

     Upon our dissolution, one or more liquidators must be appointed by an extraordinary general meeting of our stockholders to wind up our affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Changes in Share Capital

     The fixed portion of our capital stock may be increased or decreased at an extraordinary general meeting of stockholders. The variable portion of our capital stock may be increased or decreased in the manner and on the terms authorized by an ordinary stockholders’ meeting, unless such increase or decrease is derived from our repurchase of our shares for treasury and, subsequent to such repurchase, such shares are sold in the public market, in which case resolution of our board of directors authorizing such action would be sufficient. Capital increases and decreases must be inscribed in our book of capital variations.

Pre-Emptive Rights

     In the event of a capital increase, a holder of issued and outstanding shares of our capital stock has a preferential right to subscribe for a sufficient number of shares to maintain such holder’s existing proportional holdings of shares. Pre-emptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Official Gazette of the State of Durango (Periodico Oficial de la Estado de Durango) and in a

newspaper of major circulation in the city of Durango, Mexico. Under Mexican law, pre-emptive rights cannot be represented by an instrument that is negotiable separately from the corresponding share.

Repurchase Obligation

     In accordance with our bylaws, and as prescribed by the CNBV, the our majority stockholders are obligated to make a public offer for the purchase of stock held by our minority stockholders in the event that the listing of our stock with the Mexican Stock Exchange is cancelled either by resolution of our company or by an order of the CNBV. The price at which the stock must be purchased by our majority stockholders is the greater of:

•	the average quotation price for the 30 days prior to the date of the offer; or

•	the book value, as reflected in the last report filed with the CNBV and the Mexican Stock Exchange.

     The majority stockholders are not bound to make such public offer if the cancellation of the listing is adopted by resolution of all of our stockholders. This provision, contained in our bylaws may not be amended without the consent of holders of at least 95% of our capital stock and the prior approval of the CNBV.

Other Provisions

     Variable Capital and Withdrawal Rights. The outstanding variable portion of our capital stock may be fully or partially withdrawn by our stockholders. The minimum fixed portion of our capital stock specified in our bylaws cannot be withdrawn. A stockholder who wishes to effect a total or partial withdrawal of its shares must notify us in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of any fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year. Because our fixed capital cannot be withdrawn, requests for withdrawals are satisfied only to the extent of our available variable capital and in the order in which they are received. Requests which are received simultaneously would be satisfied pro rata to the extent of our available variable capital.

     Reimbursement of withdrawn shares is made at the lesser of:

•	95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective; and

•	the book value per share as calculated from our financial statements (as approved at the annual ordinary general meeting) for the fiscal year at the end of which the withdrawal becomes effective.

Any such amount to be paid by us becomes due on the day following the annual ordinary general meeting referred to above.

     Right of Dissenting Stockholders to Tender Their Shares. The Mexican Companies Law provides that upon the adoption at an extraordinary general meeting of stockholders of resolutions approving changes in our company’s business purpose, nationality or its form of corporate organization, dissenting stockholders acquire the right to withdraw from a Mexican company and to compel such company to “reimburse” their shares, subject to the fulfillment of certain terms and conditions. The amount of the reimbursement is determined by the proportion of the tendered shares to the net worth of such company as set forth in the financial statements approved at the then most recent stockholders’ meeting. Dissenting stockholders must perfect their withdrawal rights by making a request to this effect within 15 days following the date on which the meeting adopting the relevant resolution adjourns. Holders of CPOs, who cannot vote, are not entitled to this right.

     Restrictions on Foreign Investment. The bylaws provide that Series A Shares may only be acquired by Mexican investors and that Series A Shares shall at all times represent at least 51% of our company’s capital stock. The bylaws also provide that Series B Shares may be acquired either by Mexican or non-Mexican investors and that Series B Shares shall in no event represent no more than 49% of the capital stock of our company.

     Forfeiture of Shares. As required by Mexican law, our bylaws provide that “every non-Mexican that at the moment of incorporation of the company or at any subsequent time acquires an interest or participation in the capital stock of the company, shall be considered by virtue of such acquisition, as a Mexican national with respect to such interest or participation, and it shall be deemed that such non-Mexican shall agree not to invoke the protection of its government under the penalty, in case it does not comply with such agreement, of losing such interest or participation to the benefit of the Mexican Nation.” Under this provision, a non-Mexican stockholder of our company is deemed to have agreed not to ask such stockholder’s government to impose a diplomatic claim against the Mexican government with respect to such stockholder’s rights as a stockholder. If the stockholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of any Mexican corporation admitting non-Mexican stockholders.

     Duration. Our existence under our bylaws continue until 99 years from the date of our incorporation and can be extended by resolution of an extraordinary general meeting of stockholders.

     Conflict of Interest. A stockholder of our company that votes on a business transaction in which its interest conflicts with that of our company may be liable for losses and damages only if the transaction would not have been approved without its vote. Additionally, a member of our board of directors or of any committee thereof whose interests conflict with those of our company must disclose the conflict to the other members of our board or directors or the respective committee and abstain from any deliberation or vote in connection therewith. Failure by a director or member of the respective committee to comply with such obligations may result in such director or member being liable for damages and losses.

     Purchase by our company of its Shares. In accordance with the provisions of Article 14 Bis 3 of the Mexican Securities Market Law (Ley del Mercado de Valores), we may purchase our shares for cancellation pursuant to a decision of an extraordinary general meeting of stockholders. An ordinary general meeting of stockholders may authorize, for any fiscal year, the repurchase of our shares for cancellation or for treasury, specifying the maximum amount of funds available, provided that the total amount of funds authorized for such purpose cannot exceed the retained earnings of our company. Upon any repurchase of our shares, our share capital would be reduced accordingly.

     Shares Without Voting Rights. With the prior consent of the CNBV, we can issue shares without voting rights or restricted voting rights, and with restrictions to other corporate rights in addition to those restrictions set forth in Article 113 of the Mexican Companies Law. Any issuance of shares, other than common shares, must not exceed 25% of our issued and outstanding capital stock, unless issued with the prior approval of the CNBV. For calculation of the percentage, shares (or the corresponding CPOs) with restrictions on voting based on the nationality of the related holders, will not be considered. We do not currently have shares without voting rights, bur the voting rights of our shares deposited in the CPO Trust are limited.

     Purchase of Shares by Subsidiaries of our Company. Companies or other entities controlled by us may not purchase, directly or indirectly, shares of our capital stock or shares of companies or entities that are our stockholders.

Material Contracts

     Our company has not entered into any other material contracts other than those entered into in the ordinary course of business or those disclosed elsewhere within this Form 20-F.

     For a brief discussion of certain terms of our significant debt agreements, see “Item 5. Operating and Financial Review and Prospects — Indebtedness” and for a discussion of other transactions and agreements with our affiliates and associated companies, see “Item 7. Major Stockholders and Related Party Transactions — Related Party Transactions”

Exchange Controls

     The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos into dollars or other currencies, and vice versa. However, in the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the Mexican government has responded by restricting the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and dollars in particular. The Mexican government may institute a restrictive currency exchange control policy in the future. Any restrictive currency exchange control policy could prevent or restrict our access to dollars to meet our dollar-denominated obligations, including our debt obligations, when and if issued, and could also have a material adverse effect on our business, financial condition and results of operations.

Mexican Income Taxation

     The following is a description of the material Mexican income tax consequences of the purchasing, owning and disposing of Series A Shares, ADSs and CPOs. The tax treatment of a holder of the Series A Shares, the Series A Shares represented by ADSs and CPOs may vary depending upon the particular situation of the holder.

     The following summary of the principal consequences under Mexican law, as currently in effect, and of the Treaty (defined below) is limited to an investment in Series A Shares, CPOs and ADSs by a holder who is not a resident of Mexico and who will not hold Series A Shares, CPOs and ADSs or a beneficial interest therein in connection with a permanent establishment (establecimiento permanente) in Mexico, or Foreign Holder. For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary requirements to be considered a Mexican resident for tax purposes as described below is deemed to be a Foreign Holder. For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her home in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if (i) it was incorporated under Mexican law, or (ii) it has its main management or its principal administrative office located in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment of a non-resident will be required to pay taxes in Mexico with respect to income attributable to such permanent establishment in accordance with applicable law.

     This summary is based upon the federal tax laws, regulations and treaty obligations of Mexico as in effect on July 15, 2004, which are subject to change. Such tax laws, their regulations and treaty obligations of Mexico are also subject to various interpretations, and the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican competent courts could later disagree with the explanations or conclusions set out below. The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico. Prospective purchasers of Series A Shares, CPOs and ADSs are urged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of Series A Shares, Series A Shares represented by ADSs and CPOs, 2006 notes or 2008 notes including, in particular, the effect of any foreign, state or local tax laws.

     The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Income Taxes and accompanying protocol, or the Treaty, that generally became effective on January 1, 1994. In general, the Treaty does not have adverse effects on holders of ADSs, Series A Shares and CPOs.

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

     On the other hand, during 2003 Mexican companies paying dividends with profits that have not yet been subject to the corporate income tax, are obligated to pay a tax of 34% of the amount resulting from the increase to the amount of the dividend multiplied by a factor of 1.5152, as if the distributed profits would have been a profit after the payment of the tax. Such tax rate will decrease 1% in each of the subsequent years of 2004 and 2005, to a minimum rate of 32%, while the applicable factor will be 1.4925 during 2004 and 1.4706 as of 2005.

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

     The sale or other disposition of Series A Shares or CPOs by a Foreign Holder will be:

•	Subject to Mexican income tax assessed at the rate of 25% on the total amount of the transaction, without any deduction. The purchaser of Series A Shares is obligated to withhold the tax only if he is a Mexican resident or has a permanent establishment in Mexico; in any other cases, the Foreign Holder will be obligated to pay the tax directly to the Mexican tax authorities; or

•	Subject to Mexican income tax assessed at the optional rate of 34% on the gains obtained (if any) as long as the Foreign Holder (i) has a representative in Mexico that meets certain requirements, and is appointed before the actual sale or disposition takes place, (ii) is not a resident of a country considered as a tax haven or of a country with territorial taxation system in terms of the provisions of the Income Tax Law, and (iii) files an audited opinion of the transaction prepared by a public accountant “authorized” for such purposes with the Mexican Ministry of Finance and Public Credit. In this case, the Foreign Holder will be obligated to pay the tax through the appointed representative to the Mexican tax authorities. Such tax rate will decrease 1% in each of the subsequent years of 2004 and 2005, to a minimum rate of 32%; or

•	Exempt from Mexican income tax as long as (i) the transaction is carried out through the Mexican Stock Exchange, (ii) the Foreign Holder is an individual, and (iii) the income from the sale or other disposition would have been exempt if obtained by a Mexican resident individual.

     However, under the Treaty, a Foreign Holder that is eligible to claim the benefits of the Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Series A Shares or CPOs, so long as such Foreign Holder did not own, directly or indirectly, 25% or more of the outstanding shares of our company (including those represented by ADSs) within the 12-month period preceding such sale or other disposition.

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

United States Federal Income Taxation

     The following is a description of the material U.S. federal income tax consequences of owning and disposing of Series A Shares, CPOs or ADSs. This description addresses only the United States federal income tax considerations of holders that will hold Series A Shares, CPOs or ADSs as capital assets. This description is based on the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury Regulations (temporary, proposed and final) issued under the Code, and administrative and judicial interpretations of the Code and regulations, each as in effect and available as of July 15, 2004.

     These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of the Series A Shares, CPOs or ADSs as the case may be. These income tax laws and regulations are also subject to various interpretations, and the U.S. Internal Revenue Service, or the IRS, or the U.S. courts could later disagree with the explanations or conclusions set out below.

     This description does not address all of the tax consequences that may be relevant to a holder. This description does not address, except as stated below, any of the tax consequences to:

•	holders that may be subject to special tax treatment, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, grantor trusts or dealers or traders in securities or currencies,

•	persons whose functional currency for U.S. federal income tax purposes is not the dollar, and

•	persons that will hold Series A Shares, CPOs or ADSs as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction for U.S. federal income tax purposes.

     This description does not address, except as stated below, any of the tax consequences to persons that received Series A Shares CPOs or ADSs as compensation for the performance of services, persons that will hold Series A Shares CPOs or ADSs or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of our company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Series A Shares CPOs or ADSs.

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

     In general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes. Such an entity, a partner of a partnership, a member in a limited liability company that is treated as a partnership for U.S. federal income tax purposes, and other owners of a pass-through entity that holds Series A Shares, CPOs or ADSs should consult its own tax advisor as to such consequences.

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

Distributions

     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution by our company of cash or property (other than certain distributions, if any, of Series A Shares, CPOs or ADSs distributed pro rata to all stockholders of our company, including holders of CPOs or ADSs) with respect to Series A Shares, CPOs or ADSs, before reduction for any Mexican taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of our company as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2008, (i.e., gains from the sale of capital assets held for more than one year). Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the Series A Shares, CPOs or ADSs and thereafter as capital gain. Our company does not maintain calculations of our company’s earnings and profits under United States federal income tax principles.

     Any such dividend paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the dollar value of the pesos on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Dividends received by a U.S. Holder with respect to Series A Shares, CPOs or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.”

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

Sale or Exchange of Series A Shares or ADSs

     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize gain or loss on the sale or exchange of Series A Shares, CPOs or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the Series A Shares, CPOs or ADSs. Such gain or loss generally will be capital gain or loss. Currently, in the case of a noncorporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such Series A Shares, CPOs or ADSs exceeds one year (i.e., long-term capital gains). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of Series A Shares to a U.S. Holder will be the dollar value of any peso-denominated purchase price determined on the date of purchase. If the Series A Shares are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such Series A Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of dollars to pesos and the immediate use of that currency to purchase Series A Shares generally will not result in taxable gain or loss for a U.S. Holder.

     With respect to the sale or exchange of Series A Shares, the amount realized generally will be the dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Series A Shares are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Passive Foreign Investment Company Considerations

     A Non-United States corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

     Based on certain estimates of our company’s gross income and gross assets and the nature of our company’s business, our company believes that it will not be classified as a PFIC for the taxable year ended December 31,

2003. Our company’s status in future years will depend on our company’s assets and activities in those years. Our company has no reason to believe that its assets or activities will change in a manner that would cause our company to be classified as a PFIC, but there can be no assurance that our company will not be considered a PFIC for any taxable year. If our company were a PFIC, a U.S. Holder of Series A Shares, CPOs or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Series A Shares, CPOs or ADSs.

     If our company were a PFIC, a U.S. Holder of Series A Shares, CPOs or ADSs could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Series A Shares, CPOs or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if our company were treated as a PFIC.

U.S. Backup Withholding Tax and Information Reporting

     U.S. backup withholding tax and information reporting requirements generally will apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Series A Shares, CPOs or ADSs, in each case, made within the United States to a holder of Series A Shares, CPOs or ADSs (other than an exempt recipient, including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any such payments within the United States to a holder (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010. In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

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

Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us, including this annual report and the exhibits hereto, at the United States Securities and Exchange Commission’s public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at one of the United States Securities and Exchange Commission’s public reference facilities in New York, New York and Chicago, Illinois. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference facilities. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

Enforceability of Civil Liabilities

     We are a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. In addition, most of our directors, officers and controlling persons, as well as experts named in this annual report reside outside the United States, and all or a substantial portion of their assets and the assets of our company are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Our company has been advised by Mexican counsel, Javier Perez Rocha, that there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in terms for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

Item 11. Quantitative and Qualitative Disclosure about Market Risk.

     We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices. We periodically review our exposure to risks arising from fluctuations in interest rates and foreign exchange and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We have not entered into market risk sensitive instruments for speculative purposes. See note 11 to our audited consolidated financial statements.

Interest Rate Risk

     We face primary market risk exposure due to interest rate risk. All of our long-term interest-bearing debt at December 31, 2003 was variable rate. Substantially all of our long-term debt is denominated in dollars. As a result, depreciation of the peso will result in increases in our interest expense in peso terms. Variable rate long-term debt denominated in dollars bears interest at rates tied to the London interbank offered rate, or LIBOR, the rate that banks in the London interbank market offer for dollar deposits of varying maturities. Although we have from time to time entered into a derivative contracts for the purpose of hedging interest rate risk on this long-term debt, we had no open contracts at December 31, 2003.

     Our notes and bank loans contain covenants, obligations and restrictions with which we and/or our subsidiaries must comply, mainly in respect of incurring other indebtedness, paying dividends and making other distributions, engaging in transactions with related parties and the maintenance of certain financial ratios, as well as paying interest and principal when due. Since November 29, 2002, we have failed to pay interest and principal on our unsecured notes and bank loans and were consequently in default with respect to such obligations. According to the terms of the governing agreements, the holders of such indebtedness may accelerate the entire amount of principal of such debt. Therefore, according to Bulletin C-9, such indebtedness has been classified as short-term debt.

     The table below summarizes our debt obligations, which include notes, bank loans and leases, at December 31, 2003. The table presents payment obligations in millions of pesos by maturity date and the related weighted-average interest rates. Dollar-denominated liabilities and notional amounts have been converted to pesos based on the exchange rate at December 31, 2003, which was Ps 11.24 = US 1.00.

Liabilities	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value(1)
				(millions of constant pesos)
Long-Term Debt
Variable Rate:
US$-denominated	—	148.4	108.3	107.7	85.2	61.0	510.7
Weighted average interest rate		4.65%	4.64%	4.63%	4.64%	4.41%	4.61%
Short-Term Debt
Fixed Rate:
US$- denominated	6,407.1	—	—	—	—	—	6,407.1
Weighted average interest rate	12.89%						12.89%
Variable Rate:
US$- denominated	2,279.4	—	—	—	—	—	2,279.4
Weighted average interest rate	5.29%						5.29%

(1)	As of December 2003, due to the financial situation of our company, the comparable market information required to determine the estimated fair value of long-term debt was not attainable. As such, we were not able to calculate a reasonable estimate of the fair value of our long-term debt at December 31, 2003.

Foreign Currency Exchange Rate Risk

     Since substantially all of our long-term interest-bearing debt is denominated in dollars, the interest expense varies with exchange rate movements between the peso and the dollar. We have not entered into any derivative contracts to limit our exposure to exchange rate fluctuations. Although prices for our products in Mexico are quoted in pesos, prices are linked to dollars. We believe that this link mitigates in part the effect of exchange rate fluctuations between the dollar and the peso. However, because the majority of our costs of production are paid in pesos, in periods in which the peso appreciates against the dollar, our operating margins are reduced.

     The table set forth above summarizes our debt obligations that are sensitive to foreign currency exchange rates at December 31, 2003. The table presents principal payment obligations in millions of pesos by maturity date for dollar-denominated debt.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     As discussed under “Item 4. Information on Our Company — Significant Developments During 2003 and 2004 and Recent Developments”, on November 29, 2002, we suspended payment of principal and interest on our unsecured debt instruments. As of July 15, 2004, our creditors have the right to require immediate payment on Ps 7,025.6 million (US$673.0 million) of our indebtedness. In an ongoing arbitration proceeding, have challenged the validity of the three notes issued to HG Estate, LLC which, in the aggregate, represent Ps 501.9 million (US$48.1 million) of our outstanding indebtedness. Our notes, which accounted for 70.6% of our long-term debt before they were reclassified as a short-term liability, require annual debt service payments of Ps 714.2 million (US$68.4 million), including additional amounts required to be paid in connection with withholding taxes.

     In December 2002, we retained financial advisors to advise us in evaluating debt-restructuring alternatives and the sale of non-strategic assets to implement a long-term solution to our capital structure and debt service requirements and began discussions with our bank creditors and bondholders.

     Our company currently is in default on payments of principal and/or interest under the following indebtedness:

     Notes issued under an issuing and paying agency agreement, dated as of October 4, 2001, among our company, JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) and JPMorgan Chase Bank, London Branch (f/k/a Chase Manhattan Bank, London Branch). The US$5.0 million in principal amount of the notes issued under this Issuing and Paying Agency Agreement matured on February 12, 2003. As of July 15, 2004, the total unpaid principal is US$5.0 million.

     Notes issued under an indenture, dated as of July 25, 1996, among our company and Wells Fargo Bank, National Association, as amended and supplemented. The US$18.2 million in outstanding principal amount of the notes issued under this indenture matured on August 1, 2003. As of July 15, 2004, the total accrued and unpaid interest on the 2003 notes was US$4.5 million.

     Notes issued under an indenture, dated as of February 5, 2001, among our company and Wells Fargo Bank, National Association, as amended and supplemented. The US$301.7 million in principal amount of the notes issued under this indenture mature on August 1, 2006. As of July 15, 2004, the total accrued and unpaid interest on the 2006 notes was US$77.6 million.

     Notes issued under an indenture, dated as of September 13, 2001, among our company and Wells Fargo Bank, National Association, as amended and supplemented. The US$10.4 million in principal amount of the notes issued under this indenture mature on August 1, 2008. As of July 15, 2004, the total accrued and unpaid interest on the 2008 notes was US$2.7 million.

     Notes issued under an indenture, dated as of June 24, 2002, among our company and Wells Fargo Bank, National Association, as amended and supplemented. The US$175.0 million in principal amount of the notes issued under this indenture mature on August 1, 2009. As of July 15, 2004, the total accrued and unpaid interest on the 2009 notes was US$49.6 million.

     A promissory note issued on May 28, 2002 to HG Estate, LLC and St. Marys Railroad Corporation in exchange for a subordinated promissory note issued by Durango Paper Company in connection with our acquisition of Durango Paper Company. The US$30.0 million principal amount of this note matures on December 17, 2004. As of July 15, 2004, the total accrued and unpaid interest on this note was US$7.5 million. We are currently engaged in arbitration with HG Estate, LLC challenging the validity of this note.

     A promissory note issued on May 28, 2002 to HG Estate, LLC in exchange for a subordinated promissory note issued by Durango Paper Company in connection with our acquisition of Durango Paper Company. The US$6.0 million principal amount of this note matured on April 1, 2003. As of July 15, 2004, the total principal amount in default was US$6.0 million and the total accrued and unpaid interest on this note was US$1.6 million. We are currently engaged in arbitration with HG Estate, LLC challenging the validity of this note.

     A promissory note issued on May 28, 2002 to HG Estate, LLC in exchange for a subordinated promissory note issued by Durango Paper Company in connection with our acquisition of Durango Paper Company. The US$12.1 million principal amount on this note matured on December 17, 2002. As of July 15, 2004, the total principal amount in default was US$12.1 million and the total accrued and unpaid interest on this note was US$3.0 million. We are currently engaged in arbitration with HG Estate, LLC challenging the validity of this note.

     A bank loan issued under a credit agreement, dated as of May 25, 2001, between our company (f/k/a Grupo Industrial Durango, S.A. de C.V.) and Banamex. As of July 15, 2004, the total principal amount in default was US$75.3 million and the total accrued and unpaid interest was US$23.5 million.

     A promissory note issued on July 22, 2002 to Banamex by our company (f/k/a Grupo Industrial Durango, S.A. de C.V.). The US$5.1 million principal amount on this note matured on December 10, 2002. As of July 15, 2004, the total principal amount in default was US$5.1 million and the total accrued and unpaid interest was US$1.7 million.

     A bank loan issued under a business loan agreement, dated as of January 4, 2001, between our company (f/k/a Grupo Industrial Durango, S.A. de C.V.) and California Commerce Bank. As of July 15, 2004, the total principal amount in default was US$11.7 million and the total accrued and unpaid interest was US$1.8 million.

     A bank loan issued under a business loan agreement, dated as of May 18, 2001, between our company (f/k/a Grupo Industrial Durango, S.A. de C.V.) and California Commerce Bank. As of July 15, 2004, the total principal amount in default was US$12.5 million and the total accrued and unpaid interest was US$2.0 million.

     A bank loan issued under a trade finance facility agreement, dated as of December 17, 1997, between our company (f/k/a Grupo Industrial Durango, S.A. de C.V.), JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), Deutsche Bank AG and Banc of America Securities Limited. As of July 15, 2004, the total principal amount in default was US$10.0 million and the total accrued and unpaid interest was US$1.9 million.

     A bank loan issued under a loan agreement, dated as of July 26, 2002, between Durango Georgia Receivables Company, our company and Bank of America, N.A. We guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called our guarantee in February 2003. As a result, our guarantee of the obligations under this loan is in default. As of July 15, 2004, the total principal amount in default was US$17.0 million and the total accrued and unpaid interest was US$2.3 million.

     A letter of credit issued by JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) to SunTrust Leasing Corporation for the benefit of our former subsidiary, Durango Georgia Paper Company, in the aggregate principal amount of US$2.6 million (Ps 29.4 million). This letter of credit was drawn on April 19, 2000. We guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called our guarantee on January 15, 2003. As a result, our guarantee of the reimbursement obligations under this letter of credit is in default. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bear interest at a rate of 7.25% per annum. As of July 15, 2004, the aggregate amount of due and unpaid principal under this reimbursement obligation was US$2.6 million (Ps 29.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was US$0.1 million (Ps 1.1 million).

     A letter of credit issued by JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) to Pitney Bowes Credit Corporation for the benefit of our former subsidiary, Durango Georgia Paper Company, in the aggregate principal amount of US$3.1 million (Ps 34.8 million). This letter of credit was drawn on April 19, 2000. We guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called our guarantee on January 15, 2003. As a result, our guarantee of the reimbursement obligations under this letter of credit is in default. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bear interest at a rate of 7.25% per annum. As of July 15, 2004, the aggregate amount of due and unpaid principal under this reimbursement obligation was US$2.4 million (Ps 26.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was US$0.1 million (Ps 1.1 million).

     A bank loan issued under a loan agreement, dated as of December 17, 1999, between Grupo Pipsamex, our subsidiary, and Bancomext. This loan is secured by a first priority security interest in all of the assets of Grupo Pipsamex and its subsidiaries. As of December 31, 2003, the aggregate principal amount outstanding under this loan agreement was US$62.9 million (Ps 706.3 million). As of July 15, 2004, the total principal amount in default is US$11.4 million and the total accrued and unpaid interest is US$3.6 million.

     A bank loan issued under a loan agreement, dated as of December 17, 1999, between Fábrica Mexicana de Papel, S.A. de C.V., our subsidiary, and Bancomext. This loan is secured by a second priority security interest in all of the assets of Fábrica Mexicana de Papel, S.A. de C.V. and is guaranteed by CODUSA. As of December 31, 2003, the aggregate principal amount outstanding under this loan agreement was US$10.8 million (Ps 121.2 million). As of July 15, 2004, the total principal amount in default is US$1.1 million and the total accrued and unpaid interest is US$0.4 million.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Wells Fargo Bank, National Association (f/k/a Wells Fargo Bank Minnesota, National Association) replaced JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) as trustee for our company’s 2003 notes, 2006 notes, 2008 notes and 2009 notes under the terms of the instrument of resignation, appointment and acceptance, dated February 5, 2003. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) continues to act as security registrar and paying agent for our company’s 2003 notes, 2006 notes, 2008 notes and 2009 notes. Wells Fargo Bank, National Association’s business address is Wells Fargo Bank, National Association, MAC N9303-120, Sixth and Marquette, Minneapolis, Minnesota 55479, Attention: Corporate Trust Services.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

     As of December 31, 2003, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2003, our disclosure controls and procedures are effective in providing reasonable assurance that information relating to us that is required to be included in our periodic filings with the United States Securities and Exchange Commission is recorded, processed, summarized and reported as and when required. In connection with the preparation of this annual report on Form 20-F, it has come to the attention of our Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures should be modified to provide for earlier submission of our financial statements to the independent registered public accounting firms reviewing these financial statements in order to permit them to timely complete their review of our financial statements. We are undertaking measures to ensure that this modification to our disclosure controls and procedures is made during our current fiscal year. There has been no change in our internal control over financial reporting during the last fiscal year that has materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

Change in Internal Controls Over Financial Reporting

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken, including corrective actions with regard to significant deficiencies and material weakness.

Item 16. [Reserved].

     Not applicable.

Item 16A. Audit Committee Financial Expert.

     The audit committee members are Alfonso Fernández de Castro, Roberto Isaac Hernandez and Mayela Rincón de Velasco. Our Board of Directors has determined that Mayela Rincón de Velasco is our “audit committee financial expert” within the meaning of applicable law.

Item 16B. Code of Ethics.

     We have adopted a Code of Conduct and Business Ethics Policy that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all our directors, other officers and employees. This Code of Conduct and Business Ethics Policy can be found at our website, www.corpdgo.com.mx.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

     The following table summarizes the aggregate fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, or DTT, and other member firms of DTT, collectively, the DTT Member Firms, for the fiscal year ended December 31, 2003 and the aggregate fees billed to us by our prior principal accounting firm, PricewaterhouseCoopers, for the fiscal year ended December 31, 2002:

	At and for the year ended December 31,
	2003		2002
	(in millions of constant pesos)
Audit Fees	Ps	10.024	Ps	7.563
Audit Related Fees		—		—
Tax Fees		0.719		0.978
Other Fees		—		6.180

Total Fees	Ps	10.743	Ps	14.721

     Audit fees and audit-related fees. Audit fees in the above table, which include all audit-related fees, for the year ended December 31, 2003 are the aggregate fees billed or expected to be billed by DTT Member Firms in connection with the audit of our annual financial statements and regulatory audits. Audit fees in the above table, which include all audit-related fees, for the year ended December 31, 2002 are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements, financial accounting and reporting consultations. Additionally, the audit fees include review of our company’s annual financial statements and our company’s annual report to be filed with the United States Securities and Exchange Commission and the CNBV.

     Tax Fees. Tax fees in the above table for the year ended December 31, 2003 are fees billed or expected to be billed by DTT Member Firms for tax consultations and tax return preparation for our U.S. subsidiaries. Tax fees in the above table for the year ended December 31, 2002 are fees billed by PricewaterhouseCoopers for tax return preparation, assistance to obtain government approval for amounts included in tax filings such as value-added tax return assistance and requests for technical advice from taxing authorities.

     Other Fees. Other fees in the above table for the year ended December 31, 2002 are fees billed by PricewaterhouseCoopers for non-audit services related to the financial restructuring of our company. As a percentage of total fees billed to our company, other fees represent 42.0% for 2002.

Audit Committee’s Pre-Approval Policy and Procedures

     Our audit committee is charged with the responsibility of pre-approving all audit and non-audit services provided to us and our subsidiaries by our independent auditor and any other auditing firm. In performing this duty, the audit committee is guided by the following pre-approval policies and procedures:

•	the audit committee must pre-approve services performed by our independent auditor for us or our subsidiaries, which may include audit, review, attest and non-audit services permitted under applicable law, such as the rules and regulations of the United States Securities and Exchange Commission, the Public Company Accounting Oversight Board and any other regulatory or self-regulatory body, collectively, the covered services;

•	the audit committee must pre-approve all covered services provided by other firms besides our independent auditor to the extent our independent auditor expressly relies on the audit report of these other firms in preparing its own audit report; and

•	the audit committee may delegate its authority to pre-approve the covered services to one or more members of the audit committee.

     In considering whether to grant approval, the audit committee considers the nature and scope of the service as proposed in light of applicable law, as well as the principles and other guidance of the United States Securities and Exchange Commission and the Public Company Accounting Oversight Board with respect to auditor independence. The audit committee also considers whether the overall level of non-audit services is compatible with the independence of the independent auditor. In general, predictable and recurring services are approved by the audit committee on an annual basis at or about the start of each fiscal year.

     While our policies and procedures acknowledge the de minimus exception granted by United States Securities and Exchange Commission regulations, which allows certain services to be exempt from pre-approval, we do not normally rely on this exception. Our chief financial officer is responsible for bringing to the audit committee’s attention any instance in which services may have been provided without prior approval. Substantially all of the above fees paid to Galaz, Yamazaki, Ruiz Urquiza, S.C. and PricewaterhouseCoopers were subject to our pre-approval policies and procedures.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See pages F-1 to F-119, incorporated herein by reference.

Item 19. Exhibits.

Documents filed as exhibits to this annual report:

1.1	Bylaws of our company, as amended (English translation)

2.1	Form of Indenture between CODUSA and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the 2006 notes (incorporated by reference from Registration Statement No. 333-13082 on Form F-1 filed on January 19, 2001)

2.2	First Supplemental Indenture, dated as of October 8, 2001, among CODUSA, GIDUSA and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the assumption by our company of CODUSA’s obligations under the 2006 notes and the indenture for the 2006 notes

(incorporated by reference to Exhibit 2.3 to our company’s annual report on Form 20-F filed on June 12, 2002)
2.3	Second Supplemental Indenture, dated as of June 24, 2002 among our company, certain of our company’s subsidiaries and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the guarantee by certain of our subsidiaries of the 2006 notes (incorporated by reference to Exhibit 2.4 to our company’s annual report on Form 20-F filed on June 30, 2003)

2.4	Form of Indenture between CODUSA and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the 2009 notes (incorporated by reference to Exhibit 2.8 to our company’s annual report on Form 20-F filed on June 30, 2003)

2.5	First Supplemental Indenture, dated as of June 24, 2002, among our company, certain of our company’s subsidiaries and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the guarantee by certain of our subsidiaries of the 2009 notes (incorporated by reference to Exhibit 2.9 to our company’s annual report on Form 20-F filed on June 30, 2003)

2.6	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument, other than the 2006 notes and the 2009 notes, does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the United States Securities and Exchange Commission upon request.

2.7	Form of Deposit Agreement among our company, The Bank of New York and owners and beneficial owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.8	Trust Agreement, dated November 24, 1989, between NAFIN, as grantor, and NAFIN, Trust Department, as CPO trustee, together with an English translation (incorporated by reference to Exhibit 4.4 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.9	Public Deed with respect to the CPOs, together with an English translation (incorporated by reference to Exhibit 4.5 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.10	Instrument of Resignation, Appointment and Acceptance, dated as of February 5, 2003, among our company, Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A.) and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the replacement of the trustee for our company’s 2003 notes, 2006 notes, 2008 notes and 2009 notes (incorporated by reference to Exhibit 2.17 to our company’s annual report on Form 20-F filed on June 30, 2003)

4.1	Securities Purchase Agreement, dated as of October 7, 2002, between our company and Operadora Omega Internacional, S.A. de C.V., relating to the sale of 100% of the total issued and outstanding capital stock and certain promissory notes of Durango Paper Company (incorporated by reference to Exhibit 4.1 to our company’s annual report on Form 20-F filed on June 30, 2003)

4.2	Asset Purchase Agreement, dated as of February 3, 2003, among our company, Titán and Empaques Moldeados de América Tecnologías, S.R.L. de C.V., relating to the sale of assets of our company’s molded pulp division (incorporated by reference to Exhibit 4.2 to our company’s annual report on Form 20-F filed on June 30, 2003)

4.3	Amendment No. 1, dated February 28, 2003, to the Asset Purchase Agreement, dated as of February 3, 2003, among our company, Titán and Empaques Moldeados de América Tecnologías, S.R.L. de C.V., relating to the sale of assets of our company’s molded pulp division (incorporated by reference to Exhibit 4.3 to our company’s annual report on Form 20-F filed on June 30, 2003)

8	List of Subsidiaries

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

(1) To be filed by amendment.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORACIÓN DURANGO, S.A. DE C.V.

By:	/s/ Mayela Rincón de Velasco

Name: Mayela Rincón de Velasco
Title: Chief Financial Officer

Date: July 15, 2004

CORPORACIÓN DURANGO, S.A. DE C.V. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003

COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.

as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003

INDUSTRIAS CENTAURO, S.A. DE C.V.

as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003

EXPLANATORY NOTE

We have not included the reports of the independent registered public accounting firms with respect to the financial statements of (i) Corporación Durango, S.A. de C.V as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, (ii) Industrias Centauro, S.A. de C.V. as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 and, (iii) Compania Papelera de Atenquique, S.A. de CV. as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 as the independent registered public accounting firms that will provide such reports have not completed their respective reviews of these financial statements. We believe that no material changes to these financial statements will be required as a result of such reviews and anticipate that such reviews will be concluded in the near future. We intend to file an amendment to this annual report on Form 20-F, which will include such report, as soon as practicable.

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Corporación Durango, S. A. de C. V.

[INTENTIONALLY LEFT BLANK]

[INTENTIONALLY LEFT BLANK]

Corporación Durango, S. A. de C. V. and Subsidiaries

Consolidated balance sheets
As of December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

Assets

	2003		2002
Current assets:
Cash and temporary investments	Ps.	649,955	Ps.	237,614
Trade accounts receivable – Net		1,798,935		1,706,823
Due from related parties		14,283		191,307
Inventories – Net		1,095,710		1,143,981
Prepaid expenses		22,791		30,080
Current assets of discontinued operations		84,190		389,830

Total current assets		3,665,864		3,699,635
Restricted cash		157,504
Property, plant and equipment – Net		11,341,126		12,030,512
Other assets – Net		540,333		640,006
Noncurrent assets of discontinued operations		252,847		1,702,993

Total	Ps.	15,957,674	Ps.	18,073,146

(continued)

See accompanying notes to consolidated financial statements.

Liabilities and stockholders’ equity

	2003		2002
Current liabilities:
Short-term debt	Ps.	8,535,163	Ps.	7,595,462
Current portion of long-term debt		121,290		278,577
Notes payable		52,095		52,226
Accrued interest		1,387,990		469,532
Trade accounts payable		910,329		824,178
Due to related parties				5,590
Accrued expenses and taxes other than income taxes		453,717		440,737
Employee statutory profit sharing		2,412		2,433
Current liabilities of discontinued operations		84,676		212,058

Total current liabilities		11,547,672		9,880,793

Long-term liabilities:
Long-term debt		399,423		1,021,426
Long-term notes payable		101,206		145,871
Deferred income taxes		1,918,847		1,753,282
Employee retirement obligations		199,467		166,112
Long-term liabilities of discontinued operations		190,246		466,494

Total long-term liabilities		2,809,189		3,553,185

Total liabilities		14,356,861		13,433,978

Commitments and contingencies
Stockholders’ equity:
Common stock		4,742,288		4,857,963
Treasury stock				(115,675)
Additional paid-in capital		1,387,056		1,387,056
Retained earnings		2,466,882		6,136,985
Insufficiency in restated stockholders’ equity		(4,160,313)		(4,558,231)
Additional liability for employee retirement obligations				(146,450)
Cumulative initial effect of deferred income taxes		(3,080,896)		(3,080,896)
Cumulative translation adjustment of foreign subsidiaries		178,020		87,283

Majority stockholders’ equity		1,533,037		4,568,035
Minority stockholders’ equity in consolidated subsidiaries		67,776		71,133

Total stockholders’ equity		1,600,813		4,639,168

Total	Ps.	15,957,674	Ps.	18,073,146

(concluded)

Corporación Durango, S. A. de C. V. and Subsidiaries

Consolidated statements of operations
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003, except per share amounts)

	2003		2002		2001
Net sales	Ps.	6,831,028	Ps.	8,124,497	Ps.	10,775,303
Cost of sales		5,957,305		7,057,911		9,065,847

Gross profit		873,723		1,066,586		1,709,456
Selling, general and administrative expenses		567,343		569,960		691,403

Income from operations		306,380		496,626		1,018,053
Net comprehensive financing cost:
Interest expense		(1,186,232)		(1,130,646)		(1,118,520)
Interest income		42,428		40,336		70,227
Exchange gain (loss)		(821,389)		(998,232)		328,015
Monetary position gain		367,014		406,673		309,842

		(1,598,179)		(1,681,869)		(410,436)
Other income (expenses) – Net		(1,511,189)		(3,126,962)		476,430

Income (loss) from continuing operations before income taxes and employee statutory profit sharing		(2,802,988)		(4,312,205)		1,084,047
Income tax benefit (expense)		(216)		677,223		(48,557)
Employee statutory profit sharing expense		(1,733)		(1,082)		(4,908)

Income (loss) from continuing operations		(2,804,937)		(3,636,064)		1,030,582
Discontinued operations		(549,235)		(102,860)		152,868
Extraordinary loss						(317,947)

Consolidated net income (loss)	Ps.	(3,354,172)	Ps.	(3,738,924)	Ps.	865,503

(Continued)

	2003		2002		2001
Net income (loss):
Majority interest	Ps.	(3,348,336)	Ps.	(3,742,169)	Ps.	861,314
Minority interest		(5,836)		3,245		4,189

Consolidated net income (loss)	Ps.	(3,354,172)	Ps.	(3,738,924)	Ps.	865,503

Basic and diluted net income (loss) per share of:
Continuing operations	Ps.	(30.12)	Ps.	(38.69)	Ps.	10.91
Discontinued operations		(5.91)		(1.09)		1.63
Extraordinary loss						(3.38)

Basic and diluted net income (loss) per share	Ps.	(36.03)	Ps.	(39.78)	Ps.	9.16

Weighted average shares outstanding		92,942,916		94,072,122		94,072,122

(Concluded)

See accompanying notes to consolidated financial statements.

Corporación Durango, S. A. de C. V. and Subsidiaries

Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

									Insufficiency
			Treasury		Additional Paid-in				in Restated
	Common Stock		Stock		Capital		Retained Earnings		Stockholders’ Equity
Balances as of January 1, 2001	Ps.	2,413,876	Ps.		Ps.	(51,035)	Ps.	5,013,057	Ps.	(24,128)
Effects of merger		2,444,087				1,373,290		4,004,783		(3,630,618)
Comprehensive loss								861,314		(1,009,226)

Balances as of December 31, 2001		4,857,963				1,322,255		9,879,154		(4,663,972)
Cancellation of swaps				(115,675)		64,801
Comprehensive loss								(3,742,169)		105,741

Balances as of December 31, 2002		4,857,963		(115,675)		1,387,056		6,136,985		(4,558,231)
Reduction of common stock		(115,675)		115,675
Transfer of additional liability of employee retirement obligations								(146,450)
Allowance for accounts receivable due from shareholders								(175,317)
Comprehensive loss								(3,348,336)		397,918

Balances as of December 31, 2003	Ps.	4,742,288	Ps.		Ps.	1,387,056	Ps.	2,466,882	Ps.	(4,160,313)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Additional Liability				Cumulative		Minority
	for Employee		Cumulative Initial		Translation		Stockholders’ Equity
	Retirement		Effect of Deferred		Adjustment of		in Consolidated		Total Stockholders’
	Obligations		Income Taxes		Foreign Subsidiaries		Subsidiaries		Equity
Balances as of January 1, 2001	Ps.	(13,160)	Ps.	(512,014)	Ps.	13,264	Ps.	1,564,204	Ps.	8,404,064
Effects of merger				(2,568,882)		(11,559)		(1,524,875)		86,226
Comprehensive loss		(133,290)				121,874		4,188		(155,140)

Balances as of December 31, 2001		(146,450)		(3,080,896)		123,579		43,517		8,335,150
Cancellation of swaps										50,874
Comprehensive loss						(36,296)		27,616		(3,645,108)

Balances as of December 31, 2002		(146,450)		(3,080,896)		87,283		71,133		4,639,168
Reduction of common stock Transfer of additional liability of employee retirement obligations		146,450
Allowance for accounts receivable due from shareholders										(175,317)
Comprehensive loss						90,737		(3,357)		(2,863,038)

Balances as of December 31, 2003	Ps.		Ps.	(3,080,896)	Ps.	178,020	Ps.	67,776	Ps.	1,600,813

See accompanying notes to consolidated financial statements.

Corporación Durango, S. A. de C. V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

	2003		2002		2001
Operating activities:
Consolidated income (loss) from continuing operations	Ps.	(2,804,937)	Ps.	(3,636,064)	Ps.	1,030,582
Items that did not require (generate) resources:
Depreciation and amortization		396,462		457,828		486,686
Amortization of debt issuance costs and other financing costs		92,503		123,633		60,417
Loss on sale of property, plant and equipment		199,664		29,540		30,637
Impairment of long-lived assets		604,752		1,569,532
Loss on operations of Durango Paper Company		315,091		1,509,053
Deferred income tax		(71,892)		(792,114)		(194,795)
Negative goodwill amortization						(543,206)
Other		22,829		213,436		(3,931)

		(1,245,528)		(525,156)		866,390
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable – Net		(90,405)		451,812		6,522
Inventories – Net		48,271		244,317		933,029
Prepaid expenses		7,289		(12,096)		(65,552)
Increase (decrease) in:
Trade accounts payable		86,151		(353,832)		(350,481)
Accrued interest		918,458		158,831		(85,506)
Accrued expenses and taxes other than income taxes		12,959		(41,443)		(163,666)
Other – Net		(81,605)		59,473		(11,737)
Assets of discontinued operations		5,936		(155,576)		131,213
Liabilities of discontinued operations		75,308		(113,511)		(28,008)

Net resources generated by (used in) operating activities before discontinued operations and extraordinary loss		(263,116)		(287,181)		1,232,204
Discontinued operations, net of items that did not require resources		(178,732)		129,587		114,854
Extraordinary loss						(317,947)

Net resources generated by (used in) operating activities		(441,898)		(157,594)		1,029,111

(Continued)

	2003		2002		2001
Financing activities:
Short-term and long-term debt		259,408		2,588,475		2,558,746
Payments of long-term debt		(405,978)		(1,703,525)		(3,230,584)
Translation adjustment of foreign subsidiaries		90,737		(36,296)		121,874

Net resources generated by (used in) financing activities		(55,833)		848,654		(549,964)

Investing activities:
Restricted cash		(157,504)
Acquisition of machinery and equipment		(106,719)		(459,555)		(846,649)
Sale of property, plant and equipment		231,070		61,209		310,579
Revenues from sale of discontinued operations		924,620
Investment in subsidiaries				(212,899)
Other assets		18,605		(379,382)		(261,487)

Net resources generated by (used in) investing activities		910,072		(990,627)		(797,557)

Cash and temporary investments:
Increase (decrease)		412,341		(299,567)		(318,410)
Balance at beginning of year		237,614		537,181		855,591

Balance at end of year	Ps.	649,955	Ps.	237,614	Ps.	537,181

(Concluded)

See accompanying notes to consolidated financial statements.

Corporación Durango, S. A. de C. V. and Subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

1.	Activities, significant developments and subsequent event

a.	Activities – Corporación Durango, S. A. de C. V. (“CODUSA”) and subsidiaries (the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks and bags), paper (containerboard, newsprint and bond) to be used in the manufacturing of corrugated boxes, newspaper, books and magazines, and other wood products (plywood and particleboard) in Mexico and in the United States of America.

b.	Merger – At the General Extraordinary Shareholders meeting held on October 8, 2001, the shareholders of CODUSA approved the merger of CODUSA into Grupo Industrial Durango, S. A. de C. V. (“GIDUSA”), subsidiary company. The merger was effective for financial purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporación Durango, S.A. de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of shares in CODUSA for shares in GIDUSA. As a result of the merger, the Company recorded a net increase in stockholders’ equity of Ps.86,226 and issued 72,257,378 common nominative shares without par value. For accounting purposes the merger was accounted for in a manner similar to a pooling-of-interests, and accordingly it has been reflected retroactively in the financial statements for the year ended December 31, 2001.

c.	Durango Paper Company – In August 2002, Durango Paper Company (“DPC”), then a subsidiary company, suffered a boiler explosion at one of its plants located in Georgia, which resulted in the suspension of operations and the generation of significant losses. Additionally, at the date of the accident, the Company did not have insurance coverage for such an event and was exposed to the entire loss relating to the incident. In October 2002, the Company sold its investment in DPC to Operadora Omega Internacional, S.A. de C.V., a related company. The sale was made for an aggregate amount of US$100,000, allocated US$50,000 for the purchase of the capital stock and US$50,000 for the purchase of certain accounts receivable due to the Company. This sale gave rise to an aggregate loss of Ps.1,509,053, which was included in other expenses in the statement of operations. The Company granted guarantees for a bank loan of and certain letters of credit issued by DPC amounting to US$25.2 million. In 2003 the creditors called such guarantees, and the Company has initiated negotiations to restructure these debts. Due to the above, during 2003 a charge to the statement of operations of Ps.262,185 (US$23.6 million) was recorded, which corresponds to the balance of the bank debt and letters of credit at the date the debt was transferred to the Company.

d.	Significant developments and subsequent event – In order to expand its production facilities, the Company has contracted significant financing from banks in Mexico and abroad, mainly in the U.S. Additionally, on different dates it sold bonds on the New York securities market. However, since 2002 the Company has been severely affected by a combination of economic factors, such as the slowdown of the U.S. and the international economies, a significant drop in the world price of paper, a drastic reduction in the demand for manufactured products requiring the goods supplied by the Company, an increase in the cost of raw materials, electric power, gas and labor, and the entry of imported products into the Mexican market.

The above-mentioned negative economic events led to a significant reduction in the generation of cash flow for the Company and its subsidiaries during the last quarter of 2002, and as a result since November 2002 the Company has been unable to cover the payment of interest and principal on certain debt and has not complied with certain obligations and restrictions imposed by the banks and bondholders to maintain the original maturities of the debt. As a result, a portion of the debt has been reclassified as short term, resulting in negative working capital and uncertainty as to the ability of the Company to continue as a going concern.

In November 2002, the Company initiated negotiations with the banks and bondholders in an effort to restructure its debt and consider the sale of non-strategic assets. In April 2003, the Company signed a “Forbearance Agreement” with a significant portion of its creditors, under which they agreed to continue productive financial discussions regarding the terms of the debt restructuring. This agreement expired on June 30, 2003.

On April 30, 2004, the Company and a significant portion of its bank lenders and bondholders signed a Plan Support Agreement regarding its proposed debt restructuring. Under the proposed restructuring, the Company’s unsecured creditors would exchange their existing financial debt for one or more tranches of new debt instruments, denominated the Series A, Series B, Series C and Series D Notes, to be issued in an aggregate principal amount of approximately US$715 million. In addition, participating creditors would receive an aggregate of 17% of the Company’s share equity, on a fully diluted basis. Also, the Company would make available US$43.5 million to acquire a portion of its outstanding debt at purchase prices of no more than US$650 per US$1,000 of principal.

The Series A Notes will bear annual interest at LIBOR plus 3%, payable quarterly. Principal under the Series A notes will be amortized based on the following schedule: 5% in 2005; 12.5% in 2006; 15% in 2007; 15% in 2008; 25% in 2009; and 27.5% in 2010.

The Series B Notes will bear annual interest at the rate of 7.75% until December 31, 2004, 8.75% during 2005, and 9.75% thereafter until maturity on December 31, 2010. Interest on the Series B Notes will be payable quarterly. The Series B Notes may be prepaid at the option of the Company at any time on or after December 31, 2005, without premium or penalty.

The Series C Notes will not bear interest unless certain events occur, in which case interest will accrue at the annual rate of 8% retroactively from the date of issue. The Series C Notes will mature on December 31, 2012, and will be subject to redemption at the option of the Company under certain circumstances at a discount of up to 50% of face value.

The Series D Notes will bear annual interest at the rate of 10.5%. Interest on the Series D Notes will be compounded annually and will be payable upon maturity on December 31, 2013.

Holders of the Series A and Series B Notes will receive a restructuring fee, payable on the note issue date. The notes will be guaranteed by certain of the Company’s Mexican subsidiaries and be secured by the fixed assets of the Company and such subsidiaries. The Series C Notes will also be guaranteed by the Mexican subsidiaries, which guarantee will be subordinate to the guarantee of the Series A and Series B Notes, but without being secured by the fixed assets. The Series D Notes will not be guaranteed or secured.

Under the terms of this agreement in principle, the creditors would support the Company’s overall financial restructuring through an exchange offer; in the event the exchange offer is not consummated but the Company obtains the necessary approvals from its creditors to support a consensual plan of reorganization, such plan could be filed under the United States of America’s bankruptcy rules.

e.	Reorganization process – On May 20, 2004 CODUSA announced that it has filed for “concurso mercantile” before a Mexican court, which main objective is to achieve a financial restructuring through the reorganization process based on the Mexican Businnes Reorganization Law. This process will take place at the CODUSA’s legal entity level, as a result, the operations of its subsidiaries will continue running as usual. The reorganization process allows that with the support of 51% of the creditors, the restructuring plan described above, be binding on all of CODUSA’s creditors. CODUSA anticipates that it will have the support of a sufficient percentage of votes to accomplish this goal in an expeditious manner.

2.	Basis of presentation

a.	Explanation for translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (“Mexican GAAP”). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b.	Going-concern – The accompanying consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. As indicated in the accompanying financial statements, during the years ended December 31, 2003 and 2002, the Company has incurred significant consolidated net losses and since 2001 its operating margin has substantially declined. As of December 31, 2003 and 2002 the Company has negative working capital and is experiencing severe liquidity problems. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern. As described in Note 1, since November 2002 the Company has not complied with principal and interest payments on certain debt, which as a result has been classified as short term. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and to restructure its debt. As mentioned in Note 1.d, the Company is committing significant resources to the debt restructuring efforts and has reached an agreement in principle with a significant portion of its creditors, who will support a comprehensive financial restructuring; however, there can be no assurance that the Company will be successful in its efforts.

c.	Consolidation of financial statements – The consolidated financial statements include those of CODUSA and its subsidiaries. The ownership percentage in the capital stock of the significant subsidiaries is shown below. Intercompany balances and transactions have been eliminated in these consolidated financial statements.

Group (or Company)	Ownership Percentage	Activity
Industrias Centauro, S. A. de C. V.	99%	Manufacturing of containerboard, liner and medium

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of containerboard, liner and medium

Envases y Empaques de México, S.A. de C.V.	100%	Manufacturing of corrugated boxes and multi-wall sacks

Empaques de Cartón Titán, S. A. de C. V. and subsidiary	100%	Manufacturing of corrugated boxes and multi-wall sacks

Grupo Pipsamex, S. A. de C. V. and subsidiaries	100%	Manufacturing of newsprint and bond paper

Durango McKinley Paper Company	100%	Manufacturing of containerboard, liner and medium, and corrugated boxes

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood and particleboard

d.	Translation of financial statements of foreign subsidiaries – To consolidate the financial statements of foreign subsidiaries that operate independently of the Company, the same accounting policies as those of the Company are followed, and the local currency financial statements are restated in the constant currency of the country in which they operate. Subsequently, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation adjustment of foreign entities within stockholders’ equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities, (ii) the exchange rate in effect at the date the contributions were made for common stock, (iii) the exchange rate in effect at the end of the year in which the losses were generated for accumulated deficit, and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2002 and 2001 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate of the latest year presented.

e.	Comprehensive loss – Comprehensive loss presented in the accompanying statements of changes in stockholders’ equity represents all changes in stockholders’ equity during each year except those resulting from investments by and distributions to owners, and is comprised of the net income (loss) of the year, plus other comprehensive loss items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the consolidated statements of operations. In 2003, 2002 and 2001, the other comprehensive loss items consist of the excess (insufficiency) in restated stockholders’ equity, adjustment for additional liability for employee retirement obligation, and the translation effects of foreign subsidiaries.

f.	Reclassifications – Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

3.	Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.	New accounting policies – Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-8, “Intangible Assets”, which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets; preoperating costs that are not considered development costs should be recorded as a period expense; and intangible assets considered to have indefinite useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002, will continue to be amortized according to the provisions of the former Bulletin C-8. The adoption of this new bulletin did not have significant effects on the Company’s consolidated financial position or results of operations.

Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of this new bulletin did not have significant effects on the Company’s consolidated financial position or results of operations.

b.	Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior years.

c.	Temporary investments – Temporary investments are stated at the lower of acquisition cost, plus accrued yields, or estimated net realizable value.

d.	Inventories and cost of sales – Inventories are stated at the lower of net realizable value or average cost, which is similar to the most recent purchase price or production cost. Cost of sales is stated at estimated replacement cost at the time of sale.

e.	Property, plant and equipment – Property, plant and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (“NCPI”). For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives.

Years
Buildings	25-50
Industrial machinery and equipment	23-40
Vehicles	1-5
Computers	1-3
Office furniture and equipment	5-10

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated using the NCPI.

f.	Impairment of long-lived assets in use – The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

g.	Other assets – Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over their estimated useful life. Those disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Intangible assets with indefinite lives are not amortized; however, their value is subject to impairment tests. Preoperating costs incurred after January 1, 2003 are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over three years.

h.	Financial instruments – Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of operations of the same period in which the fair value of the financial instrument is adjusted by such dividends.

i.	Derivative financial instruments – The internal control system established by the Company includes policies and procedures to manage its exposure to fluctuations in interest rates and in foreign currency exchange rates using derivative financial instruments. These instruments are traded only with authorized institutions and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation. As of December 31, 2003 and 2002, the Company did not have derivative financial instruments.

j.	Goodwill – Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized using the straight-line method over the estimated time period in which the acquired subsidiaries will become integrated to the Company. During 2003, 2002 and 2001, the Company did not record any amount in relation to goodwill, and there was no amortization of goodwill.

k.	Negative goodwill – This represents the excess of recorded value over cost of subsidiary companies and is restated using the NCPI. It is amortized using the straight-line method over the estimated time period in which the acquired subsidiaries will become integrated into the Company. During 2003 and 2002, there was no amortization of negative goodwill, and amortization in 2001 was Ps.543,206. During 2003, 2002 and 2001, the Company did not record any amount in relation to negative goodwill.

l.	Employee retirement obligations – Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

m.	Debt issuance costs – Debt issuance costs, which are included in other assets, are restated by applying the NCPI and are amortized over the outstanding term of the debt on a straight-line basis.

n.	Provisions – Provisions are recognized for obligations that result from a past event, that are likely to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

o.	Income tax, tax on assets and employee statutory profit sharing – Income tax (“ISR”) and employee statutory profit sharing (“PTU”) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

p.	Foreign currency balances and transactions – Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations, except those amounts capitalized as a component of construction cost.

q.	Excess (insufficiency) in restated stockholders’ equity – Excess (insufficiency) in restated stockholders’ equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the increase in the restated value of machinery and equipment and inventories above (below) inflation.

r.	Revenue recognition – Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders.

s.	Monetary position gain – Monetary position gain, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

t.	Net income (loss) per share – Basic income (loss) per common share is calculated by dividing net income (loss) of majority stockholders by the weighted average number of shares outstanding during the year. Diluted income (loss) per share is determined by adjusting consolidated net income (loss) and common shares on the assumption that the Company’s commitments to issue or exchange its own shares would be realized.

4.	Cash and temporary investments

	2003		2002
Cash	Ps.	233,448	Ps.	91,060
Temporary investments		416,507		146,554

	Ps.	649,955	Ps.	237,614

5.	Trade accounts receivable

	2003		2002
Trade accounts receivable	Ps.	1,757,542	Ps.	1,747,003
Recoverable taxes		93,193		39,945
Other		93,458		52,272

		1,944,193		1,839,220
Allowance for doubtful accounts		(145,258)		(132,397)

	Ps.	1,798,935	Ps.	1,706,823

6.	Inventories

	2003		2002
Finished goods	Ps.	208,927	Ps.	236,379
Production-in-process		10,803		30,717
Raw materials		327,731		311,559
Spare parts and materials for immediate consumption		243,079		305,088
Molds and dies		73,208		73,679
Other		26,758		15,754

		890,506		973,176
Allowance for obsolete inventories		(28,344)		(31,175)

		862,162		942,001
Advances to suppliers		46,007		52,488
Merchandise-in-transit		187,541		149,492

	Ps.	1,095,710	Ps.	1,143,981

7.	Restricted cash

Corresponds to US$14 million, which was provided from the resources generated by the sale of the warehouse described in Note 16 and the sale of the Company’s participation in the equity of Productora Nacional de Papel, S.A. de C.V. described in Note 18. Under the terms of a loan agreement, the Company is required to use the resources obtained for capital expenditures.

8.	Property, plant and equipment

	2003		2002
Buildings	Ps.	3,365,735	Ps.	3,624,486
Industrial machinery and equipment		17,668,631		17,654,725
Vehicles, computers, office furniture and equipment		1,192,198		1,403,723

		22,226,564		22,682,934
Accumulated depreciation and amortization		(9,523,226)		(10,418,813)
Accumulated impairment loss		(2,174,284)		(1,569,532)

		10,529,054		10,694,589
Land		765,166		1,096,667
Construction-in-progress		46,906		239,256

	Ps.	11,341,126	Ps.	12,030,512

The Company’s assets that were acquired through capital leases are as follows:

	2003		2002
Industrial machinery and equipment	Ps.	354,287	Ps.	368,352
Accumulated depreciation		(44,247)		(31,775)

	Ps.	310,040	Ps.	336,577

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was Ps.374,262, Ps.442,683 and Ps.452,125, respectively.

During 2003 and 2002, the Company reviewed the recoverable value of its long-lived assets, which was determined by the future cash flow generated over the useful lives of the corresponding assets, which extends from 20 to 35 years after 2003. As a result, the Company recorded Ps.604,752 and Ps.1,569,532 during 2003 and 2002, respectively, as an impairment loss for its long-lived assets. The deferred income tax effect for this reserve resulted in a benefit of Ps.193,521 and Ps.502,250 during 2003 and 2002, respectively.

As of December 31, 2003 and 2002 the Company has assets temporarily out of use for a net amount of Ps.92,988 and Ps.348,103, respectively.

Some loans are collateralized with the machinery and equipment acquired with those loans. Leased machinery has been pledged as collateral.

The comprehensive financing costs capitalized in 2001 were Ps.34,145; during 2003 and 2002, the Company did not capitalize any comprehensive financing costs. Unamortized capitalized comprehensive financing cost was Ps.69,349 and Ps.72,110 at December 31, 2003 and 2002, respectively.

9.	Other assets

	Intangible asset
	of employee
	retirement
	obligation		Debt issuance costs		Other		Total
Assets:
Balance as of January 1, 2003	Ps.	67,423	Ps.	616,658	Ps.	172,752	Ps.	856,833
Increase in additional liability related to seniority premiums		33,635						33,635
Write-off of debt issuance costs				(13,932)				(13,932)
Decrease in other intangible assets – Net						(4,673)		(4,673)

Balance as of December 31, 2003		101,058		602,726		168,079		871,863

Accumulated amortization:
Balance as of January 1, 2003				211,367		5,460		216,827
Amortization expense				83,147		31,556		114,703

Balance as of December 31, 2003				294,514		37,016		331,530

Net balance as of December 31, 2003	Ps.	101,058	Ps.	308,212	Ps.	131,063	Ps.	540,333

During 2002 and 2001, the Company capitalized debt issuance costs amounting to Ps.224,459 and Ps.261,487, respectively; during 2003 the Company did not capitalize any debt issuance costs. In 2003, 2002 and 2001, the Company amortized Ps.83,147, Ps.123,633 and Ps.60,417, respectively, of debt issuance costs. For the year ended December 31, 2001, the Company wrote off debt issuance costs related to the Yankee Bond issuances with maturities in 2001 and 2003 of Ps.21,657 and Ps.14,412, respectively.

10.	Short-term and long-term debt

a.	Short-term and long-term debt is summarized as follows:

	2003		2002
Continuing operations:
Short-term debt	Ps.	8,535,163	Ps.	7,595,462
Current portion of long-term debt		121,290		278,577
Long-term debt		399,423		1,021,426

		9,055,876		8,895,465

Discontinued operations:
Current portion of long-term debt		30,126		16,148
Long-term debt		111,239		104,956

		141,365		121,104

	Ps.	9,197,241	Ps.	9,016,569

b.	Total debt classified by the main classes of liabilities are as follows:

	2003		2002
Senior Notes	Ps.	5,678,562	Ps.	5,484,786
Bank loans		2,650,174		2,628,890
Notes		540,487		522,045
Financial lease agreements		194,706		322,955
Letters of credit		74,599
Euro Commercial Paper		56,186		54,269
Other long-term debt		2,527		3,624

	Ps.	9,197,241	Ps.	9,016,569

Senior Notes are comprised of four series, which mature in 2003, 2006, 2008 and 2009, with a total principal amount of US$505.3 million as of December 31, 2003; bearing interest at fixed rates that range from 12.625% to 13.75% annually. Wells Fargo Bank of Minnesota, N.A. acts as trustee.

As of December 31, 2003, bank loans amount to US$238.9 million, with The Chase Manhattan Bank, N. A., Banco Nacional de México, S.A., California Commerce Bank, Bank of Albuquerque, N.A., Bancomext, S.N.C., Bancomer, S.N.C., Bank of America, N. A. and Commerze Bank; bearing interest at LIBOR plus a margin, which ranges from 1.5% to 8%. Maturities are variable, through 2010. Some bank loans are secured by the Company’s machinery and equipment.

Notes payable for US$48.1 million to HG Estate, LLC, bearing interest at fixed rates, which range from 10% to 13% per annum, payable semiannually.

Financial lease agreements for US$17.4 million with Arrendadora Bank of America, N.A. and GE Capital Leasing; bearing interest at LIBOR plus 3.25% through 3.5% per annum. Maturities are variable through 2009. The leased machinery has been pledged as collateral.

Letters of credit for US$6.7 million with JPMorgan Chase Bank and Bank of America, N.A.

The Euro Commercial Paper’s balance of US$5 million is derived from an issuance matured in February 2003. This debt bore interest at 9.75% annually prior to maturity.

c.	The Senior Notes, bank loans and financial lease agreements contain covenants, obligations and restrictions with which CODUSA and/or its subsidiaries must comply, mainly in respect of contracting other credit lines, payment of dividends and decrease in capital stock, restrictions on transactions with related parties and the maintenance of certain financial ratios, as well as compliance with prompt payment of interest and principal upon each maturity. Since November 2002, the Company has failed to comply with the payment of interest and principal maturing on certain bank loans and notes. As a result, the Company is in default with respect to such obligations and some of these bank loans and notes have matured and not been paid. According to the terms of certain of the Company’s debt instruments, the banks and bondholders may demand in advance, the immediate payment of principal and interest outstanding on the loans and bonds in default. Therefore, the principal amount of the past due loans and notes that are in default have been classified as short-term debt.

Payments on certain debt are guaranteed, jointly and severally on an unsecured basis by the following subsidiaries, Empaques de Cartón Titán, S.A. de C.V., Compañía Papelera de Atenquique, S.A. de C.V., Ponderosa Industrial de Mexico, S.A. de C.V. and Industrias Centauro, S.A. de C.V.

d.	As of December 31, 2003, long-term debt matures as follows:

2005	Ps.	128,227
2006		88,146
2007		87,497
2008		65,022
2009		30,531

Thereafter	Ps.	399,423

e.	At December 31, 2003, minimum rental commitments under capital leases are as follows:

Total minimum lease obligations	Ps.	199,410
Unearned interest		4,704

Present value of obligations		194,706
Current portion of obligations		(75,113)

Long-term portion of capital lease obligations	Ps.	119,593

Capital lease obligations, which include a purchase option at the end of the lease term, mature as follows:

Year ending December 31,

2004	Ps.	75,113
2005		60,306
2006		17,826
2007		17,826
2008		17,826
Thereafter		5,809

	Ps.	194,706

11.	Financial instruments and derivative financial instruments

a.	Financial instruments – The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at fixed or variable rates tied to market indicators.

As of December 31, 2003 and 2002, the Company was unable to calculate a reasonable estimate of the fair value of the Company’s long-term debt, because the comparable market information required to determine the estimated fair value of long-tem debt was not attainable due to the financial situation of the Company. The fair value of the Senior Notes was estimated based on quoted market prices, as follows:

	2003				2002
	Carrying		Fair		Carrying		Fair
	Amount		Value		Amount		Value
Senior Notes	Ps.	5,678,562	Ps.	3,378,869	Ps.	5,484,786	Ps.	1,668,307

b.	Derivative financial instruments – The Company entered into several equity swaPs. with respect to its American Depositary Receipts (“ADRs”). The difference between the fair value and the acquisition cost of those shares (including purchase expenses and premiums or discounts) as well as financing cost was recorded directly to stockholders’ equity through December 31, 2000. As a result of the adoption of Bulletin C-2, during 2001, the Company recorded Ps.22,150 in the statement of operations. The fair value of the equity swaPs. is estimated based on their quoted market price, which as of December 31, 2001, was equal to its carrying amount. The equity swap matured in May 2002, and in connection the Company purchased 2,240,000 shares that were recorded as treasury stock.

c.	Concentration of credit risk – The financial instruments that potentially are subject to a concentration of credit risk are principally cash and temporary investments and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.

12.	Employee retirement obligations

México – The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method. The present values of these obligations and the rates used for the calculations are:

	2003		2002
Accumulated benefit obligation	Ps.	199,467	Ps.	166,112

Projected benefit obligation	Ps.	179,061	Ps.	200,114
Unrecognized items:
Variances for assumptions and adjustments based on experience		10,624		(23,148)
Transition asset		(91,276)		(82,292)

Net projected liability		98,409		94,674
Additional liability related to seniority premiums		101,058		71,438

	Ps.	199,467	Ps.	166,112

The rates used in the actuarial calculations, net of effects of inflation, were:

	2003	2002	2001
	%	%	%
Discount of the projected benefit obligation at present value	5%	5%	5%
Salary increase	2%	2%	2%

The amortization periods for the unamortized items are as follows:

Remaining
Years
Transition asset	18
Variances in assumptions	18

Net period cost is comprised as follows:

	2003		2002		2001
Service costs	Ps.	5,483	Ps.	8,825	Ps.	9,141
Amortization of transition asset, variances for assumptions and adjustments based on experience		8,417		10,755		9,170
Interest cost		8,929		9,399		10,407

Net period cost	Ps.	22,829	Ps.	28,979	Ps.	28,718

In connection with the reorganization process of the Company’s operations, there was a termination of administrative and operating personnel during 2003 that represented payments of Ps.59,262, which are included in other expenses in the accompanying consolidated statements of operations.

United States of America – The subsidiaries in the United States of America have established the following defined contribution plans: a 401(k) retirement savings plan, health insurance plan, disability plan, and life insurance plan, among others. For the years ended December 31, 2003, 2002 and 2001, total expenses related to these plans were Ps.34,498, Ps.47,637 and Ps.120,576, respectively.

As of December 31, 2003 and 2002, the Company did not have any defined benefits plans; therefore, during 2003 the additional liability of employee retirement obligations, which was included within stockholders’ equity, was transferred to retained earnings. The net cost for 2001 consisted of the following:

Service costs	Ps.	8,904
Amortization of transition asset		2,980
Interest cost		37,548

	Ps.	49,432

The expected return on plan assets was Ps.47,542 for 2001. The rates used in the actuarial calculations were:

Expected long-term rate of return on plan assets	9.00%
Discount rate	7.25%

13.	Stockholders’ equity

a.	Common stock shares at par value as of December 31 are comprised as follows:

	2003
	Number of	Par		Restatement
	Shares	Value		Effect		Total
Fixed capital Series A	46,610,100	Ps.	699,714	Ps.	1,707,265	Ps.	2,406,979
Variable capital Series A	45,222,022		678,873		1,656,436		2,335,309

Total shares	91,832,122	Ps.	1,378,587	Ps.	3,363,701	Ps.	4,742,288

	2002 and 2001
	Number of	Par		Restatement
	Shares	Value		Effect		Total
Fixed capital Series A	46,610,100	Ps.	699,714	Ps.	1,707,265	Ps.	2,406,979
Variable capital Series A	47,462,022		712,500		1,738,484		2,450,984

Total shares	94,072,122	Ps.	1,412,214	Ps.	3,445,749	Ps.	4,857,963

Common stock consists of common nominative Series A shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On June 30, 2003, the Board of Directors approved the cancellation of 2,240,000 treasury shares. Consequently, the variable portion of common stock was reduced by Ps.115,675 (Ps.33,627 at par value).

c.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2003 and 2002, the legal reserve, in historical pesos, was Ps.238,870.

d.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

e.	The balances of the stockholders’ equity tax accounts as of December 31, are:

	2003		2002
Contributed capital account	Ps.	3,357,271	Ps.	3,304,135
Consolidated net tax income account		1,606,671		1,617,760
Consolidated net reinvested tax income account		871,769		838,433

Total	Ps.	5,835,711	Ps.	5,760,328

As illustrated in the preceding table, the total amount of the balances of the stockholders’ equity tax accounts exceeds stockholders’ equity, according to the accompanying balance sheet.

14.	Foreign currency balances and transactions

a.	At December 31, the foreign currency monetary position is as follows:

	2003		2002
Thousands of U.S. dollars:
Monetary assets		39,219		27,483
Monetary liabilities		(929,657)		(872,633)

Monetary asset (liability) position, net		(890,438)		(845,150)

Equivalent in Mexican pesos	Ps.	(10,006,030)	Ps.	(8,822,774)
Thousands of Euros:
Monetary asset (liability) position, net		(10,346)		(10,710)

Equivalent in Mexican pesos	Ps.	(146,282)	Ps.	(116,976)

b.	Nonmonetary assets of foreign origin at December 31, 2003 are as follows:

		Foreign	Equivalent
		Currency	in Mexican
	Currency	Balance	Pesos
Inventories	U.S. dollar	13,659	Ps.	153,397
Industrial machinery and equipment
United States of America	U.S. dollar	405,252		4,553,903
Brazil	Real	184,525		717,489
Japan	Yen	4,736,765		496,412
Germany	Euro	31,865		451,317
Canada	Canadian dollar	42,480		369,731
Other				323,843

c.	The condensed financial information of the principal foreign subsidiaries as of December 31, 2003 are as follows:

	2003	2002	2001
		(In thousands of
		U.S. dollars)
United States of America
Net sales	146,646	291,700	343,919
Income from operations	4,471	(17,570)	(4,413)
Net income	(54,559)	(96,610)	(37,131)
Current assets	30,216	45,203	96,028
Total assets	115,022	132,544	298,281
Current liabilities	18,960	33,522	95,772
Total liabilities	48,204	65,183	210,458

d.	Transactions denominated in foreign currency were as follows:

	2003	2002	2001
		(In thousands of
		U.S. dollars)
Export sales	166,230	302,174	433,802
Interest expense	(96,455)	(81,441)	(111,876)
Interest income	31	613	2,558
Import purchases	(167,303)	(337,821)	(456,771)
Acquisition of machinery and equipment	(35,486)	(20,978)	(17,831)

e.	The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31				April 30,
	2003		2002		2004
U.S. dollar	Ps.	11.2372	Ps.	10.4393	Ps.	11.4068
Euros		14.1390		10.9221		13.6539

15.	Transaction and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2003		2002		2001
Interest income	Ps.	25,077	Ps.	20,954	Ps.	7,325
Sale of paper		12,131
Sale of industrial machinery and other equipment		16,194
Sale of shares				543
Sale of accounts receivable				543
Freight expenses		42,321
Flight services paid				5,316
Other income		3,193

b.	Balances receivable and payable with related parties are as follows:

	2003		2002
Due from related parties-
Administradora Corporativa y Mercantil, S.A. de C. V.	Ps.	175,317	Ps.	155,938
Durango Georgia Receivables Company		194,853		35,361
Durango Paper Company		58,569
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V.		13,992
Other		291		8

		443,022		191,307
Allowance for doubtful accounts		(428,739)

	Ps.	14,283	Ps.	191,307

Due to related parties-
Líneas Aéreas Ejecutivas de Durango, S.A. de C. V.	Ps.		Ps.	5,590

During 2003 the Company recorded an allowance for the account receivable due from Administradora Corporativa y Mercantil, S. A. de C. V. Since the Company’s shareholders own this company, this adjustment was recorded as a debit to retained earnings.

16.	Other expenses

	2003		2002		2001
Loss on sale of property, plant and equipment	Ps.	(199,664)	Ps.	(29,540)	Ps.	(30,637)
Severance payments due to reorganization		(59,262)
Restructuring expenses		(272,885)
Impairment of long-lived assets		(604,752)		(1,569,532)
Loss on operations of DPC		(315,091)		(1,509,053)
Negative goodwill						543,206
Other income (expenses)		(59,535)		(18,837)		(36,139)

	Ps.	(1,511,189)	Ps.	(3,126,962)	Ps.	476,430

On November 25, 2003, the Company sold a warehouse for US$11.5 million. As part of the sale, the Company reserved the right to use a portion of the warehouse representing approximately one third of the entire property for a period of five years at no cost. This sale generated a loss of Ps.193,891, which is presented in other expenses in the statement of operations.

As mentioned in Note 1, the Company is committing significant resources to the debt restructuring efforts, for this reason on December 2002 a group of advisors was hired to support the Company in the restructuring of its debt and in the sale of non-strategic assets. On April 7, 2003, the Company entered into a forbearance agreement with a significant portion of its creditors, and a payment of a forbearance fee of US$12 million was required. The forbearance agreement expired on June 30, 2003.

17.	Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (“ISR”) and tax on assets (“IMPAC”). ISR takes into consideration the taxable and deductible effects of inflation.

The ISR rate was 35% in 2002 and 2001 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (“PTU”) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

IMPAC is calculated by applying a rate of 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The Company incurs consolidated ISR and IMPAC with its Mexican subsidiaries in the proportion that the Company owns the voting stock of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion and the tax results of the holding company are also consolidated at 60%. Estimated payments of ISR and IMPAC of both the Company and its subsidiaries are made as if the Company did not file a consolidated tax return.

a.	ISR consists of the following:

	2003		2002		2001
Current	Ps.	(72,108)	Ps.	(114,891)	Ps.	(243,352)
Deferred		71,892		792,114		194,795

	Ps.	(216)	Ps.	677,223	Ps.	(48,557)

b.	The reconciliation of the statutory and effective ISR rates expressed as a percentage of income (loss) from continuing operations before ISR and PTU for the years ended December 31, 2003, 2002 and 2001 is:

	2003	2002	2001
Statutory rate	34.00%	35.00%	35.00%
Add (deduct) the effect of permanent differences:
Non deductible expenses	(1.30%)	(0.24%)	1.91%
Other	(14.59%)	(0.75%)	(30.64%)
Add (deduct) the effects of inflation	0.90%	(0.61%)	(1.77%)
Effect of change in statutory rate on deferred ISR	0.49%	4.70%
Change in valuation allowance for recoverable IMPAC and benefit of tax loss carryforwards	(19.51%)	(22.40%)

Effective rate	(0.01%)	15.7%	4.5%

c.	At December 31, 2003 and 2002 the main items comprising the liability balance of deferred ISR are:

	2003		2002
Deferred ISR asset (liability):
Property, plant and equipment	Ps.	2,822,829	Ps.	2,892,265
Inventories		243,904		(19,209)
Allowance for doubtful accounts		(127,578)		(39,562)
Accrued expenses		(152,243)		(55,624)
Other assets		58,458		90,146
Other, net		(8,593)		(155,853)

Deferred ISR from temporary differences		2,836,777		2,712,163
Effect of tax loss carryforwards		(1,545,386)		(1,092,446)
Recoverable tax on assets		(316,349)		(263,348)

		975,042		1,356,369
Valuation allowance for the deferred ISR asset and recoverable tax on assets		943,805		396,913

Net long-term deferred ISR liability	Ps.	1,918,847	Ps.	1,753,282

d.	Due to a deterioration in the circumstances used to assess the recovery of tax on assets paid and realization of the benefit of tax loss carryforwards, in 2003 and 2002 the valuation allowance for recoverable tax on assets and benefit of tax loss carryforwards was increased by Ps.546,892 and Ps.965,793, respectively, and charged to results of operations.

e.	At December 31, 2003 and 2002, the Company has taxable temporary and permanent differences related to deferred PTU, mainly inventories and property, plant and equipment, for which the deferred PTU liabilities were not estimated nor recorded because the Company believes that they will not reverse due to the recurring nature of the related transactions.

f.	Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been partially recognized may be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are:

Year of	Tax Loss		Recoverable
Expiration	Carryforwards		IMPAC
2004	Ps.	484,136	Ps.	48,673
2005		221,360		13,073
2006		169,449		26,274
2007		99,771		26,091
2008		147,317		25,308
2009		100,769		19,769
2010		112,249		23,857
2011		127,997		22,211
2012		1,950,845		58,092
2013		1,415,437		53,001

	Ps.	4,829,330	Ps.	316,349

g.	For the years ended December 31, 2003, 2002 and 2001, the change in excess (insufficiency) in restated stockholders’ equity, as shown in the accompanying statements of changes in stockholders’ equity, is presented net of the effect of the related deferred income tax of Ps.200,679, Ps.151,170 and Ps.22,986, respectively.

18.	Discontinued operations

In connection with the Company’s financial and operating restructuring, during 2003 the discontinuation and/or sale of some subsidiaries or significant assets was authorized. The related assets, liabilities and operating results have been presented as discontinued operations in the accompanying financial statements. Discontinued operations are as follows:

a.	On February 27, 2003, the Company sold the assets of its molded pulp division for approximately US$53.7 million, resulting in a gain of Ps.334,969, which is included in the net loss of discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2003. Additionally, according to the purchase agreement, the Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.

b.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S. A. de C. V. for US$28 million, giving rise to a loss of Ps.447,466, which is included in the net loss of discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2003.

c.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer, who is in the process of performing due diligence. Based on the ongoing negotiations with the potential buyer, the Company reduced the book value of the net assets that will be sold by Ps.351,291, which is included in the net loss of discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2003.

The recorded value of the net assets of discontinued operations consist of the following:

	2003		2002
Cash	Ps.	3,283	Ps.	33,320
Accounts receivable – Net		56,825		165,147
Inventories – Net		23,795		190,784
Prepaid expenses		287		579

Total current assets		84,190		389,830

Property, plant and equipment – Net		252,847		1,602,182
Other assets – Net				100,811

Total noncurrent assets		252,847		1,702,993

Total assets	Ps.	337,037	Ps.	2,092,823

Short-term debt and current portion of long-term debt	Ps.	30,126	Ps.	16,148
Trade accounts payable		39,202		121,657
Other accounts payable, taxes and accrued liabilities		15,348		74,253

Total current liabilities		84,676		212,058

	2003		2002
Long-term debt		111,239		104,956
Deferred income taxes		78,297		340,754
Employee retirement obligations		710		20,784

Total long-term liabilities		190,246		466,494

Total liabilities	Ps.	274,922	Ps.	678,552

Net assets of discontinued operations	Ps.	62,115	Ps.	1,414,271

The statements of operations reflect discontinued operations, which are comprised as follows:

	2003		2002		2001
Net sales	Ps.	692,722	Ps.	847,060	Ps.	391,024
Costs of sales		703,153		612,732		261,066

Gross profit		(10,431)		234,328		129,958
Operating expenses– Net		41,805		72,227		76,620

Income (loss) from operations		(52,236)		162,101		53,338
Net comprehensive financing cost		(135,282)		(159,294)		(64,220)
Other income (expenses) – Net		(25,117)		86,799		88,089
Impairment of long-lived assets		(351,291)		(100,961)

Income (loss) from discontinued operations		(563,926)		(11,355)		77,207

Revenues from sales of discontinued operations		924,620
Cost of sales of discontinued operations		1,037,117

Loss on sales of discontinued operations		(112,497)

ISR and PTU		127,188		(91,505)		75,661

Discontinued operations – Net	Ps.	(549,235)	Ps.	(102,860)	Ps.	152,868

Depreciation and amortization	Ps.	37,675	Ps.	44,030	Ps.	42,165

19.	Extraordinary loss

For the year ended December 31, 2001, this item is comprised as follows:

Employee severances	Ps.	174,921
Net loss on sale of certain non-strategic assets		143,026

	Ps.	317,947

a.	Early in 2001, the Company entered into negotiations with its unions, with the objective of canceling labor contracts still in effect after approximately 50 years, regarding the operations of Compañía Papelera de Atenquique, S.A. de C.V. and Ponderosa Industrial de México, S.A. de C.V. After a few months of negotiations, such contracts were terminated and the number of workers was reduced.

b.	In April and May 2001, certain non-strategic assets of DPC were sold, generating a loss since the carrying value of the assets was higher than the price at which they were sold.

20.	Commitments

a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. The related rental Company’s expense was approximately Ps.50,544, Ps.59,719 and Ps.77,799 for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003, estimated future minimum lease payments under non-cancelable operating leases were as follows:

Year	Amount
2004	Ps.	21,322
2005		18,671
2006		18,671
2007		18,671
Thereafter		76,764

	Ps.	154,009

b.	Durango McKinley Paper Company leases certain equipment under non-cancelable operating leases. Rental expense under these leases was approximately Ps.4,624, Ps.3,885 and Ps.2,218 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum lease commitments are Ps.2,252 due in 2004.

21.	Contingencies

a.	After the sale of DPC, Chapter 11 bankruptcy proceedings before the United States Bankruptcy Court were initiated regarding Durango Georgia Paper Company (“DGPC”), the main DPC subsidiary. Additionally, although formal notice has not been served on the Company, it is known that on April 2, 2004, the DGPC Official Committee of Unsecured Creditors filed a complaint against the Company, which seeks, among other things: (i) recovery of alleged fraudulent and preferential transfers from DGPC to the Company; (ii) damages for alleged fraudulent representations and breach of an alleged oral and written guarantee of the DGPC debt; and (iii) equitable subordination of the Company’s claims against DGPC. The Company’s management believes this claim is without merit and will defend the action.

b.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V., as described in Note 18, the Mexican National Water Commission billed the Company in the amount of Ps.157,140 related to several differences in the payments of rights for extraction and use of national water for the years 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently waiting for the court’s ruling. The Company’s management believes that the outcome will be favorable to the Company, since the tax authorities had not properly supported the differences assessed.

c.	On November 8, 2002, the Company initiated an arbitration proceeding against HG Estate LLC for US$85 million due to discrepancies in the calculation of the value of the fixed assets of DPC. Also, on December 19, 2002, HG Estate LLC filed a claim for US$50.2 million due to the failure of payment of capital and interest related to the acquisition of DPC. As of the date of issuance of these financial statements, the claim against the Company has been stayed while the arbitration proceeds.

d.	The Company was sued on February 25, 2003 by Compass Income Master Fund, Inc. due to the nonpayment of principal and interest of US$3.5 million on the Euro Commercial Paper, which matured February 12, 2003. Company’s management believes that payment of this liability will be made under the same terms and conditions reached as a result of its debt restructuring.

e.	The Company has initiated an injunction against the Mexican tax authorities regarding the methodology used to determine its employee statutory profit sharing. Management does not believe that any liabilities relating to this injunction are likely to have a material adverse effect on the Company’s consolidated financial condition or results of operations.

f.	The Company has initiated an injunction against the Mexican tax authorities regarding the unconstitutionality of the Substitutive Tax of the Wage Credit. Management believes that the outcome of this process will be favorable to the Company, which represents a contingent asset of Ps.12,196.

g.	Additional taxes payable could arise in transactions with nonresident related parties if the tax authority, during a review, believes that the prices and amounts used by the Company are not similar to those used with or between independent parties in comparable transactions.

22.	Information by industry segment and geographical area

In April 2003, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin B-5, “Financial Information by Segment”, whose adoption is mandatory as of April 2003. The information on operating segments is presented based on a management focus. In addition, general information is presented by product, geographical area and homogeneous client groups.

a.	Analytical information by operating segment of continuing operations:

2003
					Other		Total				Total
	Paper		Packaging		Segments		Segments		Eliminations		Consolidated
Sales to customers	Ps.	2,806,858	Ps.	3,942,603	Ps.	81,567	Ps.	6,831,028	Ps.		Ps.	6,831,028
Intersegment sales		2,497,232		133,334		16,119		2,646,685		(2,646,685)

Total sales		5,304,090		4,075,937		97,686		9,477,713		(2,646,685)		6,831,028
Depreciation and amortization		265,850		119,590		11,022		396,462				396,462
Income from operations		(109,553)		430,439		(14,506)		306,380				306,380
Total assets		18,475,951		24,709,451		933,989		44,119,391		(28,498,754)		15,620,637
Capital expenditures		75,267		30,917		535		106,719				106,719

2002
					Other		Total				Total
	Paper		Packaging		Segment		Segments		Eliminations		Consolidated
Sales to customers	Ps.	4,082,248	Ps.	3,948,581	Ps.	93,668	Ps.	8,124,497	Ps.		Ps.	8,124,497
Intersegment sales		2,756,895		93,505		45,565		2,895,965		(2,895,965)

Total sales		6,839,143		4,042,086		139,233		11,020,462		(2,895,965)		8,124,497
Depreciation and amortization		334,325		113,408		10,095		457,828				457,828
Income from operations		2,472		495,062		(908)		496,626				496,626
Total assets		17,008,990		20,064,711		1,082,256		38,155,957		(22,175,634)		15,980,323
Capital expenditures		217,528		147,298		94,729		459,555				459,555

2001
					Other		Total				Total
	Paper		Packaging		Segment		Segments		Eliminations		Consolidated
Sales to customers	Ps.	6,041,402	Ps.	4,590,438	Ps.	143,463	Ps.	10,775,303	Ps.		Ps.	10,775,303
Intersegment sales		3,511,238		95,135		46,088		3,652,461		(3,652,461)

Total sales		9,552,640		4,685,573		189,551		14,427,764		(3,652,461)		10,775,303
Depreciation and amortization		354,871		114,543		17,272		486,686				486,686
Income from operations		439,138		485,189		93,726		1,018,053				1,018,053
Total assets		22,729,620		22,421,624		1,173,014		46,324,258		(25,695,839)		20,628,419
Capital expenditures		265,305		428,608		152,736		846,649				846,649

b.	General information of continuing operations by product:

Net Revenues	2003		2002		2001
Packaging-
Corrugated container	Ps.	3,645,682	Ps.	3,562,111	Ps.	4,058,485
Paper sacks		294,023		379,359		524,007
Tubes		2,898		7,111		7,946
Paper-
Paper for packaging		1,545,344		1,570,035		1,583,424
Newsprint		646,461		730,963		1,721,023
Uncoated free sheet		615,053		671,402		833,990
Kraft paper				328,493		415,070
Coated bleached board				781,355		1,487,895
Other segment		81,567		93,668		143,463

Total consolidated	Ps.	6,831,028	Ps.	8,124,497	Ps.	10,775,303

c.	General segment information of continuing operations by geographical area:

2003
					Capital
	Revenues		Total Assets		Expenditures
Mexico	Ps.	7,426,589	Ps.	41,005,595	Ps.	90,235
United States of America		2,051,124		3,113,796		16,484
Intersegment eliminations		(2,646,685)		(28,498,754)

Consolidated	Ps.	6,831,028	Ps.	15,620,637	Ps.	106,719

2002
					Capital
	Revenues		Total Assets		Expenditures
Mexico	Ps.	7,670,024	Ps.	34,253,436	Ps.	301,513
United States of America		3,350,438		3,902,521		158,042
Intersegment eliminations		(2,895,965)		(22,175,634)

Consolidated	Ps.	8,124,497	Ps.	15,980,323	Ps.	459,555

2001
					Capital
	Revenues		Total Assets		Expenditures
Mexico	Ps.	9,879,093	Ps.	37,562,168	Ps.	678,508
United States of America		4,548,671		8,762,090		168,141
Intersegment eliminations		(3,652,461)		(25,695,839)

Consolidated	Ps.	10,775,303	Ps.	20,628,419	Ps.	846,649

d.	Homogeneous clients:

Annual revenues from the following client groups to which the Company sells are:

	2003		2002		2001
Food and beverage	Ps.	2,702,866	Ps.	3,418,340	Ps.	4,542,012
Agribusiness		495,813		477,323		511,369
Aviculture		244,261		249,348		292,211
Maquila sector		266,135		267,158		284,094
Cement		151,739		237,553		345,316
Lime and plaster		52,345		51,177		64,829
Editorial		1,530,000		1,609,000		1,794,000
Scholastic		228,000		179,000		207,000
Furniture manufacturers		81,567		93,668		143,463
Other		1,078,302		1,541,930		2,591,009

Total	Ps.	6,831,028	Ps.	8,124,497	Ps.	10,775,303

23.	New accounting principles

In March 2003, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal” (“C-15”), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. During 2003 and 2002 indicators of potential impairment were identified by the Company, and in conformity with the accounting principles in effect until December 31, 2003, the Company recorded the effects of this impairment, reducing the machinery’s value by approximately Ps.956,043 and Ps.1,670,493, respectively, and reducing the deferred income tax liability by Ps.305,933 and Ps.534,558, respectively, with a net charge to results of operations for those years of Ps.650,110 and Ps.1,135,935, respectively. However, since the present value of estimated future net cash flows from the use of this machinery is less than its book value as of December 31, 2003, the Company estimates that the adoption of C-15 as of January 1, 2004, will result in additional impairment of this machinery, reducing its value by approximately Ps.914,146 and reducing the deferred income tax liability by Ps.292,527, with a net charge to the statement of operations of Ps.621,619.

In May 2003, the MIPA issued Bulletin C-12, “Financial Instruments of a Debt or Equity Nature or a Combination of Both” (“C-12”), whose application is mandatory for financial statements for periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the MIPA with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders’ equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders’ equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. Since the Company has not issued any financial instruments with characteristics of both debt and equity, management believes this new accounting principle will not have any effects on its financial situation and results of operations.

24.	Differences Between Mexican GAAP and US GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income (loss), majority stockholders’ equity (deficit) and majority comprehensive income (loss) to US GAAP is presented in Note 25. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information”, of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a.	Restatement of prior year financial statements – As explained in Notes 3.b and 3.p, in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years have been restated using Mexican inflation factors, and for foreign subsidiaries and affiliated companies for prior years have been restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using inflation factors.

Additionally, all other US GAAP adjustments for prior years have been restated based upon the SEC methodology.

b.	Classification differences – Certain items require a different classification in the balance sheet or statement of operation under US GAAP. These include:

•	As explained in Note 6, under Mexican GAAP, advances to suppliers are recorded as inventories. Under US GAAP, advances to suppliers are classified as prepaid expenses.

•	The impairment of long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

•	As explained in Note 18, under Mexican GAAP, the 2002 consolidated balance sheet has been reformulated to reflect the discontinuation and/or sale of certain subsidiaries or significant assets, which are presented as discontinued operations. Under US GAAP, the 2002 condensed consolidated balance sheet has not been reformulated for such discontinued operations.

c.	Deferred start-up and research and development costs – In 2002, under Mexican GAAP the Company deferred certain costs basically in relation to the reconstruction of a manufacturing plant that suffered a fire (Ponderosa Industrial de México, S.A. de C.V.) and the development of a new paper manufacturing process. Under US GAAP, SFAS No. 2, “Accounting for Research and Development Costs” and SOP 98-5, “Reporting on the Costs of Start-up Activities”, require that the Company expense the start-up and research and development costs as incurred. As such, at December 31, 2003 and 2002, the start-up and research and development costs have been included in the calculation of net income (loss) under US GAAP.

d.	Restatement of imported fixed assets – As explained in Note 3.e, under Mexican GAAP, fixed assets of foreign origin have been restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate of the Mexican peso.

Under US GAAP, the Company applies the SEC regulations, which require that all machinery and equipment, both domestic and imported, be restated using Mexican inflation factors.

e.	Capitalization of net comprehensive financing cost – Under Mexican GAAP, the capitalization of net comprehensive financing cost (interest, exchange gain (loss) and monetary position gain) generated by loan agreements is optional, and the Company has elected to capitalize such cost only when there are specific borrowings obtained to finance the investment projects.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the comprehensive financing cost is included in the US GAAP reconciliation of the majority net income (loss) and majority stockholders’ equity (deficit). If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

f.	Deferred income taxes and employee profit sharing – The Company follows SFAS No. 109, “Accounting for Income Taxes,” for US GAAP purposes, which differs from Mexican GAAP as follows:

•	Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP deferred taxes are based on the classification of the related asset or liability.

•	Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

•	Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.

•	The US GAAP adjustments to the accounting basis of assets and liabilities generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 17).

•	Under US GAAP, in view of the going-concern uncertainty, a full valuation allowance has been provided for all deferred tax assets not assured of realization. Under Mexican GAAP, an entity-by-entity analysis of the realizability of all deferred tax assets has been performed to determine the required valuation allowance.

The tax effects of temporary differences that generated deferred tax liabilities (assets) under US GAAP are as follows:

	2003		2002
Deferred ISR (asset) liability:
Property, plant and equipment	Ps.	2,523,731	Ps.	3,114,854
Inventories		(44,457)		57,745
Allowance for doubtful accounts		(41,839)		(41,315)
Accrued expenses		(104,082)		(143,787)
Other assets		34,408		52,740
Other		24,421		13,155

Deferred ISR from temporary differences		2,392,182		3,053,392
Tax loss carryforwards		(1,545,386)		(1,705,994)
Recoverable tax on assets		(316,349)		(404,099)

		530,447		943,299
Valuation allowance		2,082,199		2,110,093

Net deferred ISR liability	Ps.	2,612,646	Ps.	3,053,392

The changes in the balance of the deferred income taxes for the year under US GAAP are as follows:

	2003		2002
Balance at beginning of the year	Ps.	3,053,392	Ps.	3,065,775
Provision for the year		(86,080)		(19,847)
Change in deferred income tax liability of discontinued operations		(354,666)		7,464

Balance at end of the year	Ps.	2,612,646	Ps.	3,053,392

The tax effects of temporary differences that generated deferred profit sharing liabilities (assets) under US GAAP are as follows:

	2003		2002
Deferred employee profit sharing (asset) liability:
Property, plant and equipment	Ps.	798,969	Ps.	1,048,306
Inventories		(13,893)		17,498
Allowance for doubtful accounts		(13,075)		(12,876)
Accrued expenses		(30,427)		(46,576)
Other assets		(3,020)		427
Other		(24,233)		60,826

		714,321		1,067,605
Valuation allowance		68,895

Net deferred employee profit sharing liability	Ps.	783,216	Ps.	1,067,605

The changes in the balance of the deferred employee profit sharing liability for the year under US GAAP are as follows:

	2003		2002
Balance at beginning of the year	Ps.	1,067,605	Ps.	1,019,336
Provision for the year		(183,994)		113,940
Change in the deferred employee profit sharing liability of discontinued operations		(100,395)		(65,671)

Balance at end of the year	Ps.	783,216	Ps.	1,067,605

The deferred income tax and profit sharing classification in the condensed consolidating balance sheet as of December 31, 2003 and 2002 is as follows:

			2003
			Employee
	Income Tax		Profit Sharing		Total
Deferred asset:
Current	Ps.	(145,921)	Ps.	(67,735)	Ps.	(213,656)
Long term		(138,468)		(46,291)		(184,759)

		(284,389)		(114,026)		(398,415)
Deferred liability:
Current		373,304		98,273		471,577
Long term		2,523,731		798,969		3,322,700

		2,897,035		897,242		3,794,277

Deferred liability, net	Ps.	2,612,646	Ps.	783,216	Ps.	3,395,862

			2002
			Employee
	Income Tax		Profit Sharing		Total
Deferred assets:
Current	Ps.	(185,102)	Ps.	(59,452)	Ps.	(244,554)
Long term		(380,364)		(118,864)		(499,228)

		(565,466)		(178,316)		(743,782)
Deferred liability:
Current		504,004		197,188		701,192
Long term		3,114,854		1,048,733		4,163,587

		3,618,858		1,245,921		4,864,779

Deferred liability, net	Ps.	3,053,392	Ps.	1,067,605	Ps.	4,120,997

g.	Employee retirement obligations – Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, “Labor Obligations”, which is substantially the same as US GAAP SFAS No. 87, “Employers’ Accounting for Pensions”.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums and pension plans.

The following sets forth the changes in benefit obligations, and the funded status of such plans for 2003 and 2002 reconciled with the amounts reported in the condensed consolidated balance sheets under US GAAP.

	2003		2002
Accumulated benefit obligation:
Continued operations	Ps.	199,467	Ps.	166,112
Discontinued operations		710		20,784

	Ps.	200,177	Ps.	186,896

Projected benefit obligation at beginning of year	Ps.	225,717	Ps.	222,452
Less projected benefit obligation of discontinued operations at beginning of year		(25,603)

		200,114		222,452
Service costs		5,483		8,825
Interest cost		8,929		9,399
Actuarial loss		(16,286)		(2,123)
Benefits paid		(19,179)		(14,905)
Net change in benefit obligation of discontinued operations				2,069

Projected benefit obligation at end of year	Ps.	179,061	Ps.	225,717

	2003		2002
Amounts recognized in the balance sheets consist of:
Unfunded liability	Ps.	179,061	Ps.	225,717
Less-
Plan assets
Unrecognized transition obligation and other		(80,652)		(118,070)

Net projected liability		98,409		107,647
Intangible asset		101,058		79,249

Liability recognized under US and Mexican GAAP	Ps.	199,467	Ps.	186,896

h.	Minority interest – Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under US GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings (losses) of consolidated subsidiaries is excluded from consolidated net income (loss).

The US GAAP adjustments shown in Note 25.a and 25.b are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income (loss) and stockholders’ equity.

i.	Acquisitions – As discussed in Note 3.k, under Mexican GAAP, the Company recorded negative goodwill that arose from various acquisitions realized in prior years, which represents the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill was amortized into income over the period in which the Company integrated these operations into the entity.

Under US GAAP, the excess of the book value of the net assets acquired over the purchase price was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets).

Additionally, US GAAP allows the recognition of termination costs and the effect of conforming the accounting policies of the acquired companies as liabilities assumed at the acquisition date. Such costs are considered components of the net investments.

j.	Reversal of loss on sale of fixed assets – As disclosed in Note 19.b, “Extraordinary loss”, during 2001 the Company sold certain non-strategic assets. The US GAAP carrying value of the assets sold differed from the carrying value recorded under Mexican GAAP due to differences in the application of purchase accounting. As a result, the Company reversed the additional loss recognized under Mexican GAAP. Further, under Mexican GAAP, special items are presented as a separate line item in the statement of operations, whereas for US GAAP purposes such items are presented as a part of operating income. Therefore, for US GAAP purposes, the Company reclassified special items to operating income after giving effect to the reversal of the loss on sale of fixed assets.

k.	Loss on extinguishment of Yankee Bonds – In February 2001, the Company prepaid its US$150 million Yankee Bonds maturing in 2001 (“2001 Yankee Bonds”). Under Mexican GAAP, the Company capitalized the consent fee totaling Ps.33,516 paid to the bondholders of the 2001 Yankee Bonds and is amortizing such amount over the term of the new US$180 million Yankee Bonds maturing in 2006 (“2006 Yankee Bond”), which were issued simultaneously. Under Mexican GAAP, for the years ended December 31, 2003, 2002 and 2001 amortization of the debt issuance cost of the 2006 Yankee Bond totaled Ps.22,897, Ps.30,880 and Ps.16,022, respectively. In addition, the Company wrote-off Ps.15,679 of unamortized debt issuance cost related to the 2001 Yankee Bonds. Under US GAAP, this consent fee and the write-off of unamortized debt issuance cost would be recognized in earnings immediately and considered as part of the cost of extinguishing the 2001 Yankee Bonds. Under US GAAP, the loss on extinguishment of the 2001 Yankee Bonds (which includes the consent fee) would have totaled Ps.47,929. Under US GAAP, for the years ended December 31, 2003, 2002 and 2001, amortization of the debt issuance cost of the 2006 Yankee Bond totaled Ps.17,999, Ps.16,096 and Ps.14,753, respectively.

l.	Debt issuance costs – In August 2001, the Company exchanged US$138.7 million of its US$250 million Yankee Bonds maturing in 2003 (“2003 Yankee Bonds”) for an additional US$128.3 million 2006 Yankee Bonds and US$10.4 million Yankee Bonds maturing in 2008 (“2008 Yankee Bonds”). Under Mexican GAAP, the Company capitalized Ps.109,593 of fees and expenses, excluding consent fees, incurred in connection with the exchange offering as debt issuance costs. During 2003, 2002 and 2001, the Company amortized Ps.28,693, Ps.26,332 and Ps.7,455, respectively, in relation to these costs. In addition, the Company wrote-off Ps.21,657 representing the unamortized debt issuance cost of the 2003 Yankee Bonds.

Under US GAAP, debt issuance costs, excluding consent fees, relating to the exchange offering would be expensed since the terms of the 2006 and 2008 Yankee Bonds are not considered substantially different from the 2003 Yankee Bonds. Furthermore, the unamortized portion of original 2003 Yankee bonds, which totaled Ps.7,102, Ps.4,261 and Ps.1,420 for the years ended December 31, 2003, 2002 and 2001, respectively, would be amortized over the new term of the 2006 and 2008 Yankee Bonds.

In September 2002, the Company initiated the process to register the 2009 Senior Notes. Under Mexican GAAP, the Company capitalized Ps.26,487 of fees and expenses. Under US GAAP those expenses were charged to operations in the condensed statement of operations, as the Company could not complete the registration process.

m.	Impairment of long-lived assets – For US GAAP purposes, beginning on January 1, 2002, the Company follows SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

For the year ended December 31, 2001, the Company followed SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. SFAS Nos. 144 and 121 provide criteria for when and under what circumstances an impairment loss (write-down) should be recorded and the manner in which the write-down should be measured. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS Nos. 144 and 121, the impairment criteria are met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. If it is determined that an asset is impaired, it is written down to its fair value.

The Company tested certain long-lived assets for recoverability in 2003 and 2002 in response to significant adverse changes in business climate occurring during these years (see Note 1.d). Under US GAAP, certain assets being evaluated for recoverability had lower book values than under Mexican GAAP and negative goodwill resulting from acquisitions has reduced the US GAAP carrying value of the assets. As such, in 2003 and 2002 the impairment charge recorded under Mexican GAAP was greater than the impairment charge calculated under US GAAP. As a result, during 2003 and 2002, the Company recognized an adjustment to US GAAP net income (loss) of Ps.256,525 and Ps.776,744, respectively. Theses expenses relate primarily to machinery and equipment.

n.	Adjustment to loss on sale of subsidiary and discontinued operations – As described in Note 1.c, in October 2002, the Company sold its shares of DPC. Additionally, as disclosed in Note 18, during 2003 the Company sold its investment in Pronal and the assets of its molded pulp division, and approved a plan to sell a particleboard plant located in Chihuahua.

Historically, under US GAAP the carrying value of such subsidiary and discontinued operations differed from the carrying value recorded under Mexican GAAP due to deferred income taxes, negative goodwill, fixed asset impairment, and the reversal of loss on sale of fixed assets. As such, the Company reversed the amount of the US GAAP cumulative prior period adjustments relating to DPC, Pronal, the molded pulp division and the particleboard plant. In accordance with SFAS No. 144, the sales of these components of the Company have been presented as discontinued operations in the condensed statement of income for all periods presented.

o.	Equity swap agreements – In prior years, the Company has entered into “Equity Share Swap Transactions” (collectively, “Equity Swaps”) with financial institutions, with respect to its American Depository Receipts (“ADRs”) at prices ranging from US$10.4489 to US$14.2813. The Equity Swaps had notional amounts of US$6.06 at December 31, 2001 bearing interest at LIBOR plus 2.95% payable semiannually and was due in 2002. Under Mexican GAAP, the Company recorded the fair value of the Equity Swaps on the balance sheet, with a corresponding adjustment to stockholders’ equity through December 31, 2000.

Upon adoption of Bulletin C-2 under Mexican GAAP effective January 1, 2001, the Company recorded the fair value of the Equity Swaps with a corresponding adjustment to the income (loss) for the period. Under US GAAP, the fair value of the Equity Swaps was recorded in income (loss) for the period. The Equity Swaps matured in May 2002; therefore, the Company had no outstanding swaps at December 31, 2003 or 2002.

p.	Statement of cash flows – Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented below excluding the effects of inflation.

q.	Summarized financial information under US GAAP – The condensed consolidated balance sheets as of December 31, 2003 and 2002, and the condensed consolidated statements of operations, changes in stockholders’ equity and cash flows for the three years ended December 31, 2003, 2002 and 2001, reflecting US GAAP adjustments, are presented below.

Condensed consolidated balance sheets:

	2003		2002
Total current assets	Ps.	3,879,520	Ps.	4,418,151
Property, plant and equipment – Net		10,183,703		12,610,456
Other assets – Net		1,066,362		536,460

Total assets	Ps.	15,129,585	Ps.	17,565,067

Current liabilities	Ps.	12,050,369	Ps.	10,739,951
Total long-term liabilities		4,213,037		5,675,969

Total liabilities		16,263,406		16,415,920
Minority interest in consolidated subsidiaries		58,687		58,811
Stockholders’ equity		(1,192,508)		1,090,336

Total liabilities and stockholders’ equity	Ps.	15,129,585	Ps.	17,565,067

Condensed consolidated statements of operations:

	2003		2002		2001
Net sales	Ps.	6,831,028	Ps.	6,510,982	Ps.	7,600,882
Cost of sales and operating expenses		6,936,659		6,620,573		6,484,643

Income (loss) from operations		(105,631)		(109,591)		1,116,239
Net comprehensive financing cost		(1,636,309)		(1,539,438)		(657,144)
Other income (expenses) – Net		(401,129)		58,888		(109,980)
Income tax benefit (expense)		13,972		(95,040)		(77,988)
Minority interest in results of consolidated subsidiaries		2,602		(12,172)		(5,469)

Income (loss) from continuing operations		(2,126,495)		(1,697,353)		265,658
Discontinued operations – Net		(93,436)		(509,737)		(16,737)

Net income (loss)	Ps.	(2,219,931)	Ps.	(2,207,090)	Ps.	248,921

Basic and diluted net income (loss) per share of:
Continuing operations	Ps.	(22.88)	Ps.	(18.04)	Ps.	2.82
Discontinued operations		(1.01)		(5.42)		(0.18)

	Ps.	(23.88)	Ps.	(23.46)	Ps.	2.64

Net income (loss)	Ps.	(2,219,931)	Ps.	(2,207,090)	Ps.	248,921
Excess (insufficiency) in restated stockholders’ equity		(11,320))		(1,277,700)		70,009
Additional liability for employee retirement obligations						(133,290)
Cumulative translation adjustment of foreign subsidiaries		123,724		357,351		(77,481)

US GAAP comprehensive income (loss)	Ps.	(2,107,527)	Ps.	(3,127,439)	Ps.	108,159

Changes in stockholders’ equity:

	2003		2002
Balance at beginning of the year	Ps.	1,090,336	Ps.	4,217,775
Net income (loss) under US GAAP		(2,219,931)		(2,207,090)
Excess (insufficiency) in restated stockholders’ equity		(11,320)		(1,277,700)
Cumulative translation adjustment of foreign subsidiaries		123,724		357,351
Allowance for accounts receivable due from shareholders		(175,317)

Balance at end of the year	Ps.	(1,192,508)	Ps.	1,090,336

     Condensed consolidated statements of cash flows:

	2003		2002		2001
Operating activities:
Income (loss) from continuing operations	Ps.	(2,126,495)	Ps.	(1,697,353)	Ps.	265,658
Items that did not require resources		1,389,634		2,114,226		309,227
Changes in operating assets and liabilities		614,166		482,342		686,782
Discontinued operations		(191,428)		(509,737)		(16,737)

Net resources generated by (used in) operating activities		(314,123)		389,478		1,244,930
Financing activities:
Short-term and long-term debt – Net		(405,978)		1,422,414		(792,526)
Other financing activities				(50,027)		(234,650)

Net resources generated by (used in) financing activities		(405,978)		1,372,387		(1,027,176)

Investing activities:
Acquisition of machinery and equipment		(106,719)		(468,764)		(932,949)
Sale of (investment in) subsidiaries		924,620		(746,887)		(6,920)
Other investments activities		92,171		(232,656)		413,993

Net resources generated by (used in) investing activities		910,072		(1,448,307)		(525,876)

Effect of inflation and exchange rate changes on cash and temporary investments		194,121		(563,596)		(13,611)

Increase (decrease) in cash and temporary investments		384,092		(250,038)		(321,733)
Balance at beginning of year		265,863		515,901		837,634

Balance at end of year	Ps.	649,955	Ps.	265,863	Ps.	515,901

Supplemental cash flow information:
Interest paid	Ps.	143,770	Ps.	803,755	Ps.	970,035
Income tax and tax on asset paid		163,774		195,809		251,605

	Ps.	307,544	Ps.	999,564	Ps.	1,221,640

25.	Reconciliation of Mexican GAAP to US GAAP

a.	Reconciliation of net income (loss) for the year

	2003		2002		2001
Net income (loss) corresponding to majority interest under Mexican GAAP	Ps.	(3,348,336)	Ps.	(3,742,169)	Ps.	861,314
Deferred income taxes		64,879		(633,171)		(300,463)
Deferred employee statutory profit sharing expense		253,268		(48,269)		15,389
Purchase accounting adjustments:
Amortization of negative goodwill						(467,036)
Depreciation		156,926		156,926		173,348
Reversal of loss on sale of discontinued operations		71,372
Reversal of loss on sale of fixed assets				(128,108)		128,108
Effect of fifth amendment to Bulletin B-10		(67,358)		(64,050)		(64,525)
Loss on extinguishment of Yankee Bonds		14,717		14,717		(32,250)
Debt issuance costs		29,962		(2,734)		(81,901)
Capitalized financing costs		11,910		32,439		26,939
Effect of Bulletin B-15 on prior years				55,472		(8,722)
Adjustment to fixed asset impairment		256,525		776,744
Adjustment to loss on sale of subsidiary		246,380		1,539,564
Equity swaps				(50,875)
Deferred start up and research and development costs		93,058		(104,650)
Effect of US GAAP adjustments on minority interest		(3,234)		(8,926)		(1,280)

US GAAP net income (loss)	Ps.	(2,219,931)	Ps.	(2,207,090)	Ps.	248,921

Under US GAAP, the monetary position effect of the statement of operations adjustments is included in each adjustment, except for the capitalization of the comprehensive financing cost, intangible assets and goodwill, which are non-monetary.

b.	Reconciliation of stockholders’ equity

	2003		2002
Total stockholders’ equity corresponding to majority interest under Mexican GAAP	Ps.	1,533,037	Ps.	4,568,035
Deferred income taxes		(693,794)		(964,344)
Deferred employee statutory profit sharing		(814,337)		(1,067,605)
Purchase accounting adjustments:
Accumulated negative goodwill		(4,090,350)		(4,809,394)
Accumulated depreciation		793,118		751,958
Effect of fifth amendment to Bulletin B-10:
Fixed assets		2,845,154		3,687,143
Fixed assets accumulated depreciation		(1,711,026)		(1,437,716)
Repurchase of Yankee Bonds:
Loss on extinguishment of Yankee Bonds		(33,516)		(33,516)
Accumulated amortization		30,701		15,984
Debt issuance costs:
Reversal of capitalized debt issuance costs		(114,704)		(114,704)
Accumulated amortization		60,030		30,068
Capitalized financing costs:
Capitalized financing costs		72,690		60,557
Accumulated depreciation		(1,402)		(1,180)
Effect of restatement of prior year amounts per Bulletin B-15				(32,987)
Adjustment to fixed asset impairment		934,393		776,744
Adjustment to loss on sale of subsidiary				(246,380)
Deferred start up and research and development costs		(11,592)		(104,650)
Effect of US GAAP adjustments on minority interest		9,089		12,323

Total US GAAP stockholders’ equity (deficit)	Ps.	(1,192,508)	Ps.	1,090,336

c.	Reconciliation of comprehensive income (loss)

	2003		2002		2001
Majority comprehensive income (loss) under Mexican GAAP	Ps.	(2,859,681)	Ps.	(3,672,724)	Ps.	(159,328)
US GAAP adjustments:
Net income (loss)		1,128,405		1,535,079		(612,393)
Translation adjustment		32,987		393,647		1,079,237
Result of holding non-monetary assets		(409,238)		(1,383,441)		(199,357)

Comprehensive income (loss)	Ps.	(2,107,527)	Ps.	(3,127,439)	Ps.	108,159

26.	Future impact of recently issued accounting standards under US GAAP not yet in effect

a.	SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”) – In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 3, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

The provisions of this Statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

b.	FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) – In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

27.	Guarantor financial information

On June 24, 2002, the Company issued US$175 million in 13 3/4 Senior Notes due 2009. These notes are guaranteed, jointly and severally, on an unsecured basis by certain wholly owned and non-wholly owned subsidiaries of the Company. Additionally, upon the issuance of the notes, the initial subsidiary guarantors also equally and ratably guaranteed the 2006 and 2008 Notes.

Presented below is condensed consolidating financial information as of December 31, 2003 and 2002 and for the three years ended December 31, 2003, 2002 and 2001 for CODUSA; non-wholly owned combined guarantor subsidiaries; wholly owned combined guarantor subsidiaries; the combined non-guarantor subsidiaries; eliminations and; the Company’s consolidated totals.

Where applicable the equity method has been used by CODUSA and guarantors with respect to their investment in certain subsidiaries for the respective periods presented. The Company has not presented separate financial statements for the wholly owned guarantor subsidiaries since management has determined that such information is not material to investors. The Company has presented separate financial statements of the non-wholly owned subsidiaries. Other disclosures concerning the guarantor subsidiaries were not included because management has determined that such information is not material to investors.

Condensed consolidating balance sheet
As of December 31, 2003

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Cash and temporary investments	Ps.	411	Ps.	1,751	Ps.	527,527	Ps.	120,266	Ps.		Ps.	649,955
Due from related parties		6,569,031		4,042,965		4,854,618		2,477,967		(17,930,298)		14,283
Other current assets		83,586		363,127		1,746,666		1,125,780		(317,533)		3,001,626
Investment in shares of subsidiaries and/or affiliated companies		6,875,417				246,028		2,299,829		(9,421,274)
Property, plant and equipment – Net		401,552		3,422,988		3,282,127		4,234,459				11,341,126
Other assets		889,726		75,027		383,230		203,049		(600,348)		950,684

Total assets	Ps.	14,819,723	Ps.	7,905,858	Ps.	11,040,196	Ps.	10,461,350	Ps.	(28,269,453)	Ps.	15,957,674

Due to related parties	Ps.	3,864,966	Ps.	4,820,656	Ps.	8,252,532	Ps.	1,216,928	Ps.	(18,155,082)	Ps.
Other current liabilities		9,379,240		453,509		473,571		1,559,178		(317,826)		11,547,672
Total long-term liabilities		42,480		933,352		1,158,209		1,275,496		(600,348)		2,809,189

Total liabilities		13,286,686		6,207,517		9,884,312		4,051,602		(19,073,256)		14,356,861

Capital stock		4,742,288		4,614,832		3,811,539		12,519,089		(20,945,460)		4,742,288
Additional paid-in capital		1,387,056				664				(664)		1,387,056
Other stockholders’ equity accounts		(4,596,307)		(2,916,491)		(2,656,319)		(6,109,341)		11,682,151		(4,596,307)

Majority stockholder’ equity		1,533,037		1,698,341		1,155,884		6,409,748		(9,492,043)		1,533,037
Minority stockholders’ equity in consolidated subsidiaries										67,776		67,776

Total stockholders’ equity		1,533,037		1,698,387		1,155,884		6,409,748		(9,196,197)		1,600,813

Total liabilities and stockholders’ equity	Ps.	14,819,723	Ps.	7,905,858	Ps.	11,040,196	Ps.	10,461,350	Ps.	(28,269,453)	Ps.	15,957,674

Majority stockholders’ equity under Mexican GAAP	Ps.	1,533,037	Ps.	1,698,341	Ps.	1,155,884	Ps.	6,409,748	Ps.	(9,263,973)	Ps.	1,533,037
US GAAP adjustments:
Deferred income taxes		(704,034)		(267,420)		66,294		211,366				(693,794)
Deferred employee profit sharing				(348,502)		(289,522)		(176,313)				(814,337)
Purchase accounting adjustments:
Accumulated negative goodwill		(1,787,416)		(90,055)		501,495		(2,302,934)		(411,440)		(4,090,350)
Accumulated depreciation		367,863		28,526		(42,852)		425,254		14,327		793,118
Effect of fifth amendment of Bulletin B-10:
Fixed assets		90,617		400,866		720,904		1,632,767				2,845,154
Fixed assets accumulated depreciation		(12,913)		93,930		113,106		(1,905,148)				(1,711,025)
Repurchase of Yankee Bonds:
Loss on extinguishment of Yankee Bonds		(33,516)										(33,516)
Accumulated amortization		30,701										30,701
Debt issuance costs:
Reversal of capitalized debt issuance costs		(114,704)										(114,704)
Accumulated amortization		60,030										60,030
Capitalization of financing cost:
Capitalization of financing cost		12,133						60,557				72,690
Accumulated amortization		(222)						(1,180)				(1,402)
Adjustment to fixed asset impairment								934,393				934,393
Deferred start-up and research and development costs				(11,592)		(68,618)		68,618				(11,592)
Investment in subsidiaries		(634,084)				(92,890)				726,974
Effect of US GAAP adjustments on minority interest						4		9,085				9,089

Total US GAAP stokholders’ equity (deficit)	Ps.	(1,192,508)	Ps.	1,504,094	Ps.	2,063,805	Ps.	5,366,213	Ps.	(8,934,112)	Ps.	(1,192,508)

Condensed consolidating statement of operations
For the year ended December 31, 2003

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Net sales	Ps.		Ps.	1,742,112	Ps.	3,736,352	Ps.	3,919,583	Ps.	(2,567,019)	Ps.	6,831,028
Cost of sales and operating expenses		5,306		1,744,040		3,368,810		4,061,826		(2,655,334)		6,524,648

Income (loss) from operations		(5,306)		(1,928)		367,542		(142,243)		88,315		306,380
Net comprehensive financing cost		(517,496)		(216,443)		(650,896)		(140,325)		(73,019)		(1,598,179)
Other income (expenses) – Net		(124,079)		(492,814)		25,255		(827,564)		(91,987)		(1,511,189)
Income tax and employee statutory profit sharing expense		233,708		163,785		168,736		(494,975)		(73,203)		(1,949)
Equity in losses of subsidiaries and/or affiliated companies		(2,978,520)		(1,756)		(109,957)		(912,723)		4,002,956

Loss from continuing operations		(3,391,693)		(549,156)		(199,320)		(2,517,830)		3,853,062		(2,804,937)
Discontinued operations – Net		43,357				(188,577)		(507,786)		103,771		(549,235)

Consolidated net loss	Ps.	(3,348,336)	Ps.	(549,156)	Ps.	(387,897)	Ps.	(3,025,616)	Ps.	3,956,833	Ps.	(3,354,172)

Net income (loss) corresponding to majority interest under Mexican GAAP	Ps.	(3,348,336)	Ps.	(549,156)	Ps.	(387,897)	Ps.	(3,024,297)	Ps.	3,961,350	Ps.	(3,348,336)
US GAAP adjustments:
Deferred income taxes		227,681		(81,296)		58,978		(140,484)				64,879
Deferred employee profit sharing				77,727		219,442		(43,901)				253,268
Purchase accounting adjustments:
Depreciation		58,320		2,900		(16,325)		98,605		13,426		156,926
Reversal of loss on sales of discontinued operations								71,372				71,372
Effect of fifth amendment to Bulletin B-10		(1,472)		4,520		(22,744)		(47,662)				(67,358)
Loss on extinguishment of Yankee Bonds		14,717										14,717
Debt issuance costs		29,962										29,962
Capitalization of financing cost		11,910										11,910
Adjustment to fixed asset impairment				25,624				230,901				256,525
Adjustment to loss on sale of subsidiary		246,380										246,380
Deferred start-up and research and development costs				3,241				89,817				93,058
Investments in subsidiaries		540,907								(540,907)
Effect of US GAAP adjustments on minority interest						787		(4,021)				(3,234)

Net loss for the year under US GAAP	Ps.	(2,219,931)	Ps.	(516,440)	Ps.	(147,759)	Ps.	(2,769,670)	Ps.	3,433,869	Ps.	(2,219,931)

Condensed consolidating statement of changes in financial position
For the year ended December 31, 2003

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Loss from continuing operations	Ps.	(3,391,693)	Ps.	(549,156)	Ps.	(199,320)	Ps.	(2,517,830)	Ps.	3,853,062	Ps.	(2,804,937)
Items that did not require (generate) resources		2,567,047		431,343		961,491		2,216,980		(4,360,863)		1,559,409
Changes in operating assets and liabilities		2,541,695		81,930		(1,251,476)		(883,514)		367,443		982,362
Discontinued operations and extraordinary loss		43,357				(654,498)		328,637		103,772		(178,732)

Net resources used in (generated by) operating activities		1,760,406		(35,883)		(1,143,803)		(855,727)		(36,586)		(441,898)

Financing activities:
Short-term and long-term debt – Net		141,333		(2,020)		(14,001)		(272,806)				(146,570)
Other financing activities								90,737				90,737

Net resources generated by (used in) financing activities		141,333		(2,020)		(14,001)		(182,069)				(55,833)

Investing activities:
Acquisition of machinery and equipment				39,836		(30,810)		(33,270)				(106,719)
Sale of (investment in) subsidiaries		(2,026,698)				1,094,841		719,986
Revenues from sale of discontinued operations						612,582		312,038				924,620
Other investing activities		123,432		(869)		(498)		(66,465)		36,586		92,171

Net resources generated by (used in) investing activities		(1,903,266)		38,967		1,676,115		932,289		36,586		910,072

Increase (decrease) in cash and temporary investments:		(1,527)		1,064		518,311		(105,507)				412,341
Balance at beginning of year		1,938		687		9,216		225,773				237,614

Balance at end of year	Ps.	411	Ps.	1,751	Ps.	527,527	Ps.	120,266	Ps.		Ps.	649,955

Condensed consolidating statements of cash flow
For the year ended December 31, 2003

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income (loss) from continuing operations	Ps.	(2,713,251)	Ps.	(516,440)	Ps.	40,818	Ps.	(2,263,203)	Ps.	3,325,581	Ps.	(2,126,495)
Items that did not require (generate) resources		2,496,225		403,411		781,238		2,353,907		(4,645,147)		1,389,634
Changes in operating assets and liabilities		1,640,136		74,253		(1,344,681)		(1,257,301)		1,501,759		614,166
Discontinued operations and extraordinary loss		493,320				(654,498)		315,941		(346,191)		(191,428)

Net resources generated by (using in) operating activities		1,916,430		(38,776)		(1,177,123)		(850,656)		(163,998)		(314,123)

Financing activities:
Short-term and logn-term debt – Net		(118,075)		(1,648)		(13,449)		(272,806)				(405,978)

Net resources generateb by (used in) financing activities		(118,075)		(1,648)		(13,449)		(272,806)				(405,978)

Investing activities:
Acquisition of machinery and equipment				(31,295)		(42,154)		(33,270)				(106,719)
Sale of (investment in) subsidiaries		(2,026,698)		211,871		1,094,841		719,986		211,871
Income for sale of discontinued operations						612,582		312,038				924,620
Other investing activities		123,432		72,783		10,294		(66,465)		(47,873)		92,171

Net resources generate by (used in) investing activities		(1,903,266)		41,488		1,675,563		932,289		163,998		910,072

Effect of inflation and exchange rate changes on cash and cash equivalents		103,384						90,737				194,121

Increase (decrease) in cash and temporary investments		(1,527)		1,064		484,991		(100,436)				384,092
Balance at beginning of year		1,938		687		42,536		220,702				265,863

Balance end of year	Ps.	411	Ps.	1,751	Ps.	527,527	Ps.	120,266	Ps.		Ps.	649,955

Condensed consolidating balance sheet
As of December 31, 2002

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Cash and temporary investments	Ps.	1,938	Ps.	687	Ps.	9,216	Ps.	225,773	Ps.		Ps.	237,614
Due from related parties		6,052,389		417,818		1,132,011		732,268		(8,143,179)		191,307
Other current assets		14,947		389,643		1,541,235		1,444,715		(119,826)		3,270,714
Investment in shares of subsidiaries and/or affiliated companies		6,894,009		140,286		350,484				(7,384,779)
Property, plant and equipment – Net		450,476		3,364,157		3,592,495		4,623,384				12,030,512
Other assets		753,730		85,239		898,799		953,670		(348,439)		2,342,999

Total assets	Ps.	14,167,489	Ps.	4,397,830	Ps.	7,524,240	Ps.	7,979,810	Ps.	(15,996,223)	Ps.	18,073,146

Due to related parties	Ps.	1,640,314	Ps.	1,221,948	Ps.	4,233,861	Ps.	158,879	Ps.	(7,239,412)	Ps.	5,590
Other current liabilities		7,855,482		304,323		1,212,886		1,514,269		(1,011,757)		9,875,203
Total long term-liabilities		103,658		921,491		1,341,151		1,535,327		(348,442)		3,553,185

Total liabilities		9,599,454		2,447,762		6,777,898		3,208,475		(8,599,611)		13,433,978

Capital stock		4,857,963		4,289,289		1,717,076		3,336,226		(9,342,591)		4,857,963
Treasury stock		(115,675)										(115,675)
Additional paid-in capital		1,387,056										1,387,056
Other stockholders’ equity accounts		(1,561,309)		2,339,221		(1,107,651)		1,831,303		1,615,569		(1,561,309)

Majority stockholders’ equity		4,568,035		1,950,068		609,425		5,167,529		(7,727,022)		4,568,035
Minority stockholders’ equity in consolidated subsidiaries						136,917		(396,194)		330,410		71,133

Total stockholders’ equity		4,568,035		1,950,068		746,342		4,771,335		(7,396,612)		4,639,168

Total liabilities and stockholders’ equity	Ps.	14,167,489	Ps.	4,397,830	Ps.	7,524,240	Ps.	7,979,810	Ps.	(15,996,223)	Ps.	18,073,146

Majority stockholders’ equity under Mexican GAAP	Ps.	4,568,035	Ps.	1,950,068	Ps.	609,425	Ps.	5,167,529	Ps.	(7,727,022)	Ps.	4,568,035
US GAAP adjustments:
Deferred income taxes		(503,321)		(286,499)		(535,611)		361,087				(964,344)
Deferred employee profit sharing				(406,657)		(531,423)		(129,525)				(1,067,605)
Purchase accounting adjustments:
Accumulated negative goodwill		(1,787,417)				411,440		(3,021,978)		(411,439)		(4,809,394)
Accumulated depreciation		309,543				(901)		442,415		901		751,958
Effect of fifth amendment of Bulletin B-10:
Fixed assets		58,806		587,662		638,068		2,402,607				3,687,143
Fixed assets accumulated depreciation		(5,013)		92,502		200,477		(1,725,682)				(1,437,716)
Repurchase of Yankee Bonds:
Loss on extinguishment of Yankee Bonds		(33,516)										(33,516)
Accumulated amortization		15,984										15,984
Debt issuance costs:
Reversal of capitalized debt issuance costs		(114,704)										(114,704)
Accumulated amortization		30,068										30,068
Capitalization of financing cost:
Capitalization of financing cost								60,557				60,557
Accumulated amortization								(1,180)				(1,180)
Effect of restatement of prior year amounts per Bulletin B-15		(32,987)						(32,987)		32,987		(32,987)
Adjustment to fixed asset impairment								776,744				776,744
Adjustment to loss on sale of subsidiary		(246,380)										(246,380)
Deferred start-up and research and development costs				(14,833)		(68,619)		(21,198)				(104,650)
Investment in subsidiaries		(1,168,762)				(92,890)				1,261,652
Effect of US GAAP adjustments on minority interest						4		12,319				12,323

Total US GAAP stockholders’ equity	Ps.	1,090,336	Ps.	1,922,243	Ps.	629,970	Ps.	4,290,708	Ps.	(6,842,921)	Ps.	1,090,336

Condensed consolidating statement of operations
For the year ended December 31, 2002

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Net sales	Ps.		Ps.	1,564,591	Ps.	3,607,396	Ps.	4,986,348	Ps.	(2,033,838)	Ps.	8,124,497
Cost of sales and operating expenses		11,853		1,380,580		3,158,770		3,138,069		(61,401)		7,627,871

Income (loss) from operations		(11,853)		184,011		448,626		1,848,279		(1,972,437)		496,626
Net comprehensive financing cost		(199,383)		(199,903)		(850,277)		(343,888)		(88,418)		(1,681,869)
Other expenses – Net		(1,467,376)		(429,245)		(106,984)		(1,080,787)		(42,570)		(3,126,962)
Income tax and employee statutory profit sharing expense		406,905		270,147		239,568		(240,479)				676,141
Equity in income (losses) of subsidiaries and/or affiliated companies		(2,470,462)		(48,092)		(44,963)				2,563,517

Loss from continuing operations		(3,742,169)		(233,082)		(314,030)		183,125		460,092		(3,636,064)
Discontinued operations – Net						(29,695)		(159,970)		86,805		(102,860)

Consolidated net income (loss)	Ps.	(3,742,169)	Ps.	(223,082)	Ps.	(343,725)	Ps.	23,155	Ps.	546,897	Ps.	(3,738,924)

Net income (loss) corresponding to majority interest under Mexican GAAP	Ps.	(3,742,169)	Ps.	(233,082)	Ps.	(343,725)	Ps.	23,155	Ps.	546,897	Ps.	(3,738,924)
US GAAP adjustments:
Deferred income taxes		(520,932)		(152,409)		537,650		(632,876)		135,396		(633,171)
Deferred employee profit sharing				(12,139)		220,577		(267,733)		11,026		(48,269)
Purchase accounting adjustments:
Depreciation		46,371						110,555				156,926
Effect of fifth amendment to Bulletin B-10		(1,381)		26,663		(4,522)		(41,378)		(43,432)		(64,050)
Reversal of loss on sale of fixed assets		(128,108)										(128,108)
Loss on extinguishment of Yankee Bonds		14,717										14,717
Debt issuance costs		(2,734)										(2,734)
Capitalization of financing cost								32,439				32,439
Equity swaps								(50,875)				(50,875)
Adjustment to fixed asset impairment								776,744				776,744
Adjustment to loss on sale of subsidiary		1,539,564										1,539,564
Adjustment to loss on sale of an affiliated company				88,027						(88,027)
Deferred start-up and research and development costs				(14,833)		(68,618)		(21,199)				(104,650)
Equity swaps		(50,875)						50,875
Effect of restatement fo prior year amounts per Bulletin B-15		55,472				(59,855)		19,258		40,597		55,472
Equity income of affiliated company		582,985				(33,428)				(549,557)
Effect of US GAAP adjustments on minority interest						(10,663)		1,737		(3,245)		(12,171)

Net income (loss) for the year under US GAAP	Ps.	(2,207,090)	Ps.	(287,773)	Ps.	237,416	Ps.	702	Ps.	49,655	Ps.	(2,207,090)

Condensed consolidating statement of changes in financial position
For the year ended December 31, 2002

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income (loss) from continuing operations	Ps.	(3,742,169)	Ps.	(223,082)	Ps.	(314,030)	Ps.	183,125	Ps.	460,092	Ps.	(3,636,064)
Items that did not require (generate) resources		3,585,529		296,363		119,105		1,541,576		(2,431,665)		3,110,908
Changes in operating assets and liabilities		131,797		(51,460)		(777,345)		(917,932)		1,852,915		237,975
Discontinued operations and extraordinary loss						(37,717)		50,804		116,500		129,587

Net resources generated by (used in) operating activities		(24,843)		21,821		(1,009,987)		857,573		(2,158)		(157,594)

Financing activities:
Short-term and long-term debt – Net		1,338,626		(1,217)		25,704		(478,163)				884,950
Other financing activities						(963)		(37,491)		2,158		(36,296)

Net resources generated by (used in) financing activities		1,338,626		(1,217)		24,741		(515,654)		2,158		848,654

Investing activities:
Acquisition of machinery and equipment				(11,512)		71,629		(519,672)				(459,555)
Sale of (investment in) subsidiaries		(1,292,454)				1,065,575		13,980				(212,899)
Other investing activities		(357,244)		(11,888)		(155,415)		206,374				(318,173)

Net resources generated by (used in) investing activities		(1,649,698)		(23,400)		981,789		(299,318)				(990,627)

Increase (decrease) in cash and temporary investments:		(335,915)		(2,796)		(3,457)		42,601				(299,567)
Balance at beginning of year		337,853		3,483		12,673		183,172				537,181

Balance at end of year	Ps.	1,938	Ps.	687	Ps.	9,216	Ps.	225,773	Ps.		Ps.	237,614

Condensed consolidating statement of cash flow
For the year ended December 31, 2002

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income (loss) from continuing operations	Ps.	(2,207,090)	Ps.	(287,773)	Ps.	273,280	Ps.	561,380	Ps.	(37,150)	Ps.	(1,697,353)
Items that did not require (generate) resources		4,851,246		463,912		(748,420)		(4,312,512)		1,860,000		2,114,226
Changes in operating assets and liabilities		(953,206)		(10,312)		1,469,692		1,883,665		(1,907,497)		482,342
Discontinued operations and extraordinary loss						(35,864)		(560,678)		86,805		(509,737)

Net resources generated by (used in) operating activities		1,690,950		165,827		958,688		(2,428,145)		2,158		389,478

Financing activities:
Short-term and long-term debt – Net		349,215		(1,124)		26,970		1,047,353				1,422,414
Other financing activities				371		(1,515,081)		1,466,841		(2,158)		(50,027)

Net resources generateb by (used in) financing activities		349,215		(753)		(1,488,111)		2,514,194		(2,158)		1,372,387

Investing activities:
Acquisition of machinery and equipment				(10,201)		(245,745)		(212,818)				(468,764)
Other investing activities		(2,244,666)		1,858		687,009		576,256				(979,543)

Net resources generated by (used in) investing activities		(2,244,666)		(8,343)		441,264		363,438				(1,448,307)

Effect of inflation and exchange rate changes on cash and temporary investment		(132,351)		(159,527)		118,020		(389,738)				(563,596)

Increase (decrease) in cash and temporary investments		(336,852)		(2,796)		29,861		59,749				(250,038)
Balance at beginning of year		338,790		3,483		12,675		160,953				515,901

Balance end of year	Ps.	1,938	Ps.	687	Ps.	42,536	Ps.	220,702	Ps.		Ps.	265,863

Condensed consolidating statement of operations
For the year ended December 31, 2001

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Net sales	Ps.		Ps.	1,352,425	Ps.	3,745,950	Ps.	6,440,346	Ps.	(763,418)	Ps.	10,775,303
Cost of sales and operating expenses		(102,692)		1,132,273		3,244,838		4,847,443		635,388		9,757,250

Income from operations		102,692		220,152		501,112		1,592,903		(1,398,806)		1,018,053
Net comprehensive financing cost		643,648		30,521		(677,479)		(320,636)		(86,490)		(410,436)
Other expenses – Net		72,812		(27,620)		(23,536)		503,079		(48,305)		476,430
Income tax and employee statutory profit sharing expense		(216,340)		71,497		74,184		17,194				(53,465)
Equity in income (losses) of subsidiaries and/or affiliated companies		258,502		38,213		151,851		(496,300)		47,734

Income from continuing operations		861,314		332,763		26,132		1,296,240		(1,485,867)		1,030,582
Discontinued operations – Net						52,738		36,408		63,722		152,868
Extraordinary loss				(164,203)				(153,744)				(317,947)

Consolidated net income	Ps.	861,314	Ps.	168,560	Ps.	78,870	Ps.	1,178,904	Ps.	(1,422,145)	Ps.	865,503

Net income (loss) corresponding to majority interest under US GAAP	Ps.	861,314	Ps.	168,560	Ps.	78,870	Ps.	1,178,904	Ps.	(1,422,145)	Ps.	865,503
US GAAP adjustments:
Deferred income taxes		(19,085)		19,237		(51,358)		(219,472)		(29,785)		(300,463)
Deferred employee profit sharing				49,314		48,536		(55,544)		(26,917)		15,389
Purchase accounting adjustments:
Amortization of negative goodwill								(467,036)				(467,036)
Depreciation		46,370						126,978				173,348
Reversal of loss on fixed assets								128,108				128,108
Effect of fifth amendment to Bulletin B-10		(1,864)		2,243		3,075		(54,659)		(13,320)		(64,525)
Loss on extinguishment of Yankee Bonds		(32,250)										(32,250)
Debt issuance costs		(81,901)										(81,901)
Capitalization of financing cost								26,939				26,939
Effect of restatement of prior year amounts per Bulletin B-15		942				19,265		(34,404)		5,475		(8,722)
Investment in subsidiaries		(524,605)								524,605
Equity income of affiliated company				21,707						(21,707)
Effect of US GAAP adjustments on minority interest						(1,134)		(146)		(4,189)		(5,469)

US GAAP net income (loss)	Ps.	248,921	Ps.	261,061	Ps.	97,254	Ps.	629,668	Ps.	(987,983)	Ps.	248,921

Condensed consolidating statements of changes in financial position
For the year ended December 31, 2001

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income from continuing operations	Ps.	861,314	Ps.	332,763	Ps.	26,132	Ps.	1,296,240	Ps.	(1,485,867)	Ps.	1,030,582
Items that did not require (generate) resources		(80,329)		(49,394)		(45,626)		(196,494)		207,651		(164,192)
Changes in operating assets and liabilities		(458,043)		(79,812)		285,892		693,122		(75,345)		365,814
Discontinued operations and extraordinary loss				(164,203)		52,737		(155,349)		63,722		(203,093)

Net resources generated by operating activities		322,942		39,354		319,135		1,637,519		(1,289,839)		1,029,111

Financing activities:
Short-term and long-term debt – Net		119,085		(133,996)		88,870		(745,797)				(671,838)
Other financing activities		—		(1,264)				121,874		1,264		121,874

Net resources generated by (used in) financing activities		119,085		(135,260)		88,870		(623,923)		1,264		(549,964)

Investing activities:
Acquisition of machinery and equipment		(114,204)		97,616		(328,225)		(501,836)				(846,649)
Sale of (investment in) subsidiaries		1,136,247				(88,377)				(1,047,870)
Other investing activities		(1,175,242)						(1,112,111)		2,336,445		49,092

Net resources generated by (used in) investing activities		(153,199)		97,616		(416,602)		(1,613,947)		1,288,575		(797,557)

Increase (decrease) in cash and temporary investments:		288,828		1,710		(8,597)		(600,351)				(318,410)
Balance at beginning of year		49,025		1,773		21,270		783,523				855,591

Balance at end of year	Ps.	337,853	Ps.	3,483	Ps.	12,673	Ps.	183,172	Ps.		Ps.	537,181

Condensed consolidating statement of cash flow
For the year ended December 31, 2001

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income (loss) from continuing operations	Ps.	248,921	Ps.	261,061	Ps.	97,253	Ps.	646,406	Ps.	(987,983)	Ps.	265,658
Items that did not require (generate) resources		192,525		(168,849)		(156,493)		714,750		(272,706)		309,227
Changes in operating assets and liabilities		(489,291)		16,756		636,608		1,071,317		(548,608)		686,782
Discontinued operations								(16,737)				(16,737)

Net resources generated by (used in) operating activities		(47,845)		108,968		577,368		2,415,736		(1,809,297)		1,244,930

Financing activities:
Short-term and long-term debt – Net		(32,719)		123,921		(115,133)		(768,595)				(792,526)
Other financing activities				(254,853)		253,589		(234,650)		1,264		(234,650)

Net resources generated by (used in) financing activities		(32,719)		(130,932)		138,456		(1,003,245)		1,264		(1,027,176)

Investing activities:
Acquisition of machinery and equipment		(114,204)		(58,731)		(390,513)		(369,501)				(932,949)
Other investing activities		68,043		176,287		(1,936)		(1,643,354)		1,808,033		407,073

Net resources generated by (used in) investing activities		(46,161)		117,556		(392,449)		(2,012,855)		1,808,033		(525,876)

Effect of inflation and exchange rate changes on cash and temporary investments		416,490		(93,882)		(331,970)		(4,249)				(13,611)

Increase (decrease) in cash and temporary investments		289,765		1,710		(8,595)		(604,613)				(321,733)
Balance at beginning of year		49,025		1,773		21,270		765,566				837,634

Balance at end of year	Ps.	338,790	Ps.	3,483	Ps.	12,675	Ps.	160,953	Ps.		Ps.	515,901

* * * * * *

Report of Independent Registered Public
Accounting firm to the Board of Directors and
Stockholders of Compañía Papelera de
Atenquique, S. A. de C. V.

[INTENTIONALLY LEFT BLANK]

[INTENTIONALLY LEFT BLANK]

Compañía Papelera de Atenquique, S. A. de C. V.
(Formerly Compañía Industrial de Atenquique, S. A. de C. V.)
(A 98% Subsidiary of Corporación Durango, S. A. de C. V.)

Balance sheets
As of December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

Assets

	2003		2002
Current assets:
Cash	Ps.	1,337	Ps.	142
Accounts receivable – Net		61,285		53,145
Due from related parties		176,946		101,646
Inventories – Net		52,661		50,513
Prepaid expenses		2,296		601

Total current assets		294,525		206,047
Investment in associated company				140,286
Property, plant and equipment – Net		1,446,323		1,274,488
Intangible asset of employee retirement obligations		42,938		45,084
Other assets – Net		17,333		25,483

Total	Ps.	1,801,119	Ps.	1,691,388

See accompanying notes to financial statements.

Compañía Papelera de Atenquique, S. A. de C. V.
(Formerly Compañía Industrial de Atenquique, S. A. de C. V.)
(A 98% Subsidiary of Corporación Durango, S. A. de C. V.)
Balance sheets
As of December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

Liabilities and stockholders’ equity

	2003		2002
Current liabilities:
Current portion of long-term debt	Ps.	1,228	Ps.	1,182
Notes payable		1,829		264
Trade accounts payable		99,162		90,614
Due to related parties		447,131		255,564
Accrued expenses and taxes, other than income taxes		144,165		134,662

Total current liabilities		693,515		482,286

Long-term liabilities:
Long-term debt		1,299		2,441
Long-term notes payable		5,672
Deferred income taxes		375,409		303,031
Employee retirement obligations		43,711		45,897

Total long-term liabilities		426,091		351,369

Total liabilities		1,119,606		833,655

Commitments and contingencies
Stockholders’ equity:
Common stock		2,098,765		2,098,358
Accumulated deficit		(199,951)		(147,560)
Insufficiency in restated stockholders’ equity		(564,831)		(668,710)
Cumulative initial effect of deferred income taxes		(424,355)		(424,355)
Receivable from sale of shares to CODUSA		(228,115)

Total stockholders’ equity		681,513		857,733

Total	Ps.	1,801,119	Ps.	1,691,388

See accompanying notes to financial statements.

Compañía Papelera de Atenquique, S. A. de C. V.
(Formerly Compañía Industrial de Atenquique, S. A. de C. V.)
(A 98% Subsidiary of Corporación Durango, S. A. de C. V.)

Statements of operations
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

	2003		2002		2001
Net sales	Ps.	628,769	Ps.	617,879	Ps.	317,076
Cost of sales		606,079		516,032		289,740

Gross profit		22,690		101,847		27,336
Selling, general and administrative expenses		37,390		33,595		20,539

Income (loss) from operations		(14,700)		68,252		6,797
Net comprehensive financing cost:
Interest expense		(79,522)		(76,499)		(50,327)
Interest income		10,885		16,574		14,508
Exchange gain (loss)		57		(42,285)		1,364
Monetary position gain		10,465		17,983		11,225

		(58,115)		(84,227)		(23,230)
Other expenses – Net		(39,225)		(58,581)		(6,105)

Loss before deferred income tax, equity in income (loss) of associated company and extraordinary item		(112,040)		(74,556)		(22,538)
Deferred income tax benefit (expense)		(14,744)		69,224		99,109

Income (loss) before equity in income (loss) of associated company		(126,784)		(5,332)		76,571
Equity in income (loss) of associated company		(1,756)		(48,092)		38,213

Income (loss) before extraordinary item		(128,540)		(53,424)		114,784
Extraordinary item						(164,203)

Net loss	Ps.	(128,540)	Ps.	(53,424)	Ps.	(49,419)

See accompanying notes to financial statements.

Compañía Papelera de Atenquique, S. A. de C. V.
(Formerly Compañía Industrial de Atenquique, S. A. de C. V.)
(A 98% Subsidiary of Corporación Durango, S. A. de C. V.)

Statements of changes in stockholders’ equity
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

									Receivable from
					Insufficiency		Cumulative Initial		Sale of		Total
					in Restated		Effect of Deferred		Shares to		Stockholders’
	Common Stock		Accumulated Deficit		Stockholders’ Equity		Income Taxes		CODUSA		Equity
Balances as of January 1, 2001	Ps.	2,101,961	Ps.	(44,443)	Ps.	(546,972)	Ps.	(424,967)	Ps.		Ps.	1,085,579
Reimbursement of paid-in capital		(3,603)		(274)		2,001		612				(1,264)
Comprehensive income				(49,419)		220,706						171,287

Balances as of December 31, 2001		2,098,358		(94,136)		(324,265)		(424,355)				1,255,602
Comprehensive loss				(53,424)		(344,445)						(397,869)

Balances as of December 31, 2002		2,098,358		(147,560)		(668,710)		(424,355)				857,733
Gain on holding and sale of investment in associated company				76,149								76,149
Net loss				(128,540)								(128,540)
Excess in restated stockholders’ equity						56,997						56,997

Comprehensive income				(52,391)		56,997						4,606
Increase due to merger		407				46,882						47,289
Receivable from sale of shares to CODUSA										(228,115)		(228,115)

Balances as of December 31, 2003	Ps.	2,098,765	Ps.	(199,951)	Ps.	(564,831)	Ps.	(424,355)	Ps.	(228,115)	Ps.	681,513

See accompanying notes to financial statements.

Compañía Papelera de Atenquique, S. A. de C. V.
(Formerly Compañía Industrial de Atenquique, S. A. de C. V.)
(A 98% subsidiary of Corporación Durango, S. A. de C. V.)

Statements of changes in financial position
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

	2003		2002		2001
Operating activities:
Income (loss) before extraordinary item	Ps.	(128,540)	Ps.	(53,424)	Ps.	114,784
Items that did not require (generate) resources:
Depreciation and amortization		49,327		45,059		34,855
(Income) loss on sale of property, plant and equipment		(2,521)		924		1,167
Employee retirement obligations		265		300		184
Impairment of long-lived assets		64,131		51,462
Deferred income taxes		14,744		(69,224)		(99,109)
Equity in loss (income) of associated company		1,756		48,092		(38,213)

		(838)		23,189		13,668
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable		18,850		(41,444)		63,340
Related parties		5,196		(9,332)		7,993
Inventories – Net		(1,682)		2,401		26,770
Prepaid expenses		(780)		136		226
Increase (decrease) in:
Trade accounts payable		(2,887)		40,812		(51,897)
Accrued expenses and taxes, other than income taxes		5,072		3,305		105,138
Other – Net		(208)		(8,695)		(21,496)

Net resources generated by (used in) operating activities before extraordinary item		22,723		10,372		143,742
Extraordinary item						(164,203)

Net resources generated by (used in) operating activities		22,723		10,372		(20,461)

(Continued)

	2003		2002		2001
Financing activities:
Payments of long-term debt and notes payable		(2,020)		(1,217)		(1,685)
Reimbursement of paid-in capital						(1,264)

Net resources used in financing activities		(2,020)		(1,217)		(2,949)

Investing activities:
Acquisition of machinery and equipment		(23,725)		(9,680)		(13,925)
Sale of property, plant and equipment		4,792		73		37,384
Other assets		(869)

Net resources generated by (used in) investing activities		(19,802)		(9,607)		23,459

Cash:
Net increase (decrease)		901		(452)		49
Cash increase due to merger		294
Balance at beginning of year		142		594		545

Balance at end of year	Ps.	1,337	Ps.	142	Ps.	594

(Concluded)

See accompanying notes to financial statements.

Compañía Papelera de Atenquique, S. A. de C. V.
(Formerly Compañía Industrial de Atenquique, S. A. de C. V.)
(A 98% subsidiary of Corporación Durango, S. A. de C. V.)

Notes to financial statements
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

1.	Activities, significant developments and subsequent event

a.	Activities – Compañía Papelera de Atenquique, S. A. de C. V. (the “Company”) is subsidiary of Corporación Durango, S. A. de C. V. (“CODUSA”). The Company’s main activity is the manufacture and sale of containerboard to be used in the manufacturing of corrugated boxes.

b.	Termination of unionized employees – Early in 2001, the Company entered into negotiations with its employees’ labor union with the objective of canceling the labor contract that had been in effect for approximately 50 years. After a few months of negotiations, such contract was terminated, and the Company was forced to suspend operations from April to September 2001. The total number of employees was significantly reduced, and severance payments and other fixed costs of Ps.164,203 were incurred. These costs were recorded as an extraordinary item in the results of 2001.

c.	Change of legal name – At the General Extraordinary Shareholders Meeting held on September 28, 2001, the shareholders of the Company approved the change of legal name from Compañía Industrial de Atenquique, S.A. de C.V. to Compañía Papelera de Atenquique, S.A. de C.V.

d.	Merger – At the General Extraordinary Shareholders Meeting held on July 1, 2003, the merger of Papelera Heda, S. A. de C. V. (“HEDA”), Papeles Guadalajara, S. A. de C. V. (“PAPELES Guadalajara”) and Forestal de Jalisco, S. A. de C. V. (“FOJASA”), into the Company was approved. HEDA and PAPELES Guadalajara were engaged in the manufacture and sale of containerboard to be used in the manufacturing of corrugated boxes, and FOJASA was engaged in the forest products industry (it was dormant at the date of the merger).

Prior to the merger, FOJASA was a subsidiary of the Company, and therefore up to December 31, 2002 the Company prepared consolidated financial statements. PAPELES Guadalajara was incorporated on July 1, 2003, as a result of a spin-off of the assets and liabilities of a containerboard production plant of Empaques de Cartón Titán, S. A. de C. V. (“TITAN”), a subsidiary of CODUSA, and on the same date of its incorporation it was merged into the Company.

e.	Sale of investment in associated company – The Company held shares representing 41.97% of the common stock of Envases y Empaques de Mexico, S. A. de C. V. (“EYEMSA”). At the General Ordinary Shareholders Meeting held on April 1, 2003, an increase in the common stock of EYEMSA of Ps. 860,000 was approved, which TITAN fully subscribed and paid, resulting in a reduction of the Company’s participation to 16.19%. This transaction resulted in a gain for the Company in the amount of Ps. 56,443. On July 1, 2003, the Company sold the shares representing its 16.19% participation in EYEMSA to CODUSA for US$20.3 million, which resulted in a gain of Ps. 19,706. As this is a transaction among enterprises under common control that did not represent a change in the entity, the aggregate gain on this transaction of Ps. 76,149 was recorded directly in retained earnings, and the selling price, which has not yet been collected, was reclassified from accounts receivable from related parties to a reduction of stockholders’ equity.

f.	Significant developments and subsequent event – In order to expand its production facilities, CODUSA and its subsidiaries (“CODUSA Group”) have contracted significant financing from banks in Mexico and abroad, mainly in the U.S. Additionally, on different dates it sold bonds on the New York securities market. However, since 2002 CODUSA Group has been severely affected by a combination of economic factors, such as the slowdown of the U.S. and the international economies, a significant drop in the world price of paper, a drastic reduction in the demand for manufactured products requiring the goods supplied by CODUSA’s subsidiaries, an increase in the cost of raw materials, electric power, gas and labor, and the entry of imported products into the Mexican market.

The above-mentioned negative economic events led to a significant reduction in the generation of cash flow for CODUSA Group during the last quarter of 2002, and as a result since November 2002 CODUSA has been unable to cover the payment of interest and principal on certain debt and has not complied with certain obligations and restrictions imposed by the banks and bondholders to maintain the original maturities of the debt. As a result, a portion of the debt has been reclassified as short term, resulting in negative working capital and uncertainty as to its ability to continue as a going concern.

In November 2002, CODUSA Group initiated negotiations with the banks and bondholders in an effort to restructure its debt and consider the sale of non-strategic assets. In April 2003, CODUSA Group signed a “Forbearance Agreement” with a significant portion of its creditors, under which they agreed to continue productive financial discussions regarding the terms of the debt restructuring. This agreement expired on June 30, 2003.

On April 30, 2004, CODUSA Group and a significant portion of its bank lenders and bondholders signed a Plan Support Agreement regarding its proposed debt restructuring. Under the proposed restructuring, CODUSA’s unsecured creditors would exchange their existing financial debt for one or more tranches of new debt instruments, denominated the Series A, Series B, Series C and Series D Notes, to be issued in an aggregate principal amount of approximately US$715 million. In addition, participating creditors would receive an aggregate of 17% of CODUSA’s share equity, on a fully diluted basis. Also, CODUSA would make available US$43.5 million to acquire a portion of its outstanding debt at purchase prices of no more than US$650 per US$1,000 of principal.

Under the terms of this agreement in principle, the creditors would support CODUSA Group’s overall financial restructuring through an exchange offer; in the event the exchange offer is not consummated but CODUSA Group obtains the necessary approvals from its creditors to support a consensual plan of reorganization, such plan could be filed under the United States of America’s bankruptcy rules.

On May 20, 2004 CODUSA announced that it has filed for “concurso mercantil” before a Mexican court, which main objective is to achieve a financial restructuring through the reorganization process based on the Mexican Business Reorganization Law. This process will take place at the CODUSA’s legal entity level, as a result, the operations of its subsidiaries will continue running as usual. The reorganization process allows that with the support of 51% of the creditors, the restructuring plan described above, be binding on all of CODUSA’s creditors. CODUSA anticipates that it will have the support of a sufficient percentage of votes to accomplish this goal in an expeditious manner.

2.	Basis of presentation

a.	Explanation for translation into English – The accompanying financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (“Mexican GAAP”). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b.	Merger – The merger with FOJASA and HEDA was accounted for in a manner similar to a pooling-of-interests, and accordingly it has been reflected retroactively in the financial statements for all periods. The assets and liabilities of PAPELES Guadalajara as of the date of the merger, and the statement of operations for the six-month period ended on December 31, 2003, are as follows:

	June 30,
	2003
Current assets	Ps.	113,501
Industrial machinery and equipment		184,609
Current liabilities		(199,726)
Long-term liabilities		(51,095)

Net assets	Ps.	47,289

	July 1 to
	December 31,
	2003
Net sales	Ps.	79,598
Cost of sales, selling, general and administrative expenses		(90,867)
Net comprehensive financing cost		(1,526)
Other income		147

Net loss	Ps.	(12,648)

c.	Going-concern – The accompanying financial statements have been prepared on the assumption that the Company will continue as a going concern. As indicated in the accompanying financial statements, during the years ended December 31, 2003, 2002 and 2001, the Company has incurred significant net losses and during 2003 had an operating loss. As of December 31, 2003, 2002 and 2001 the Company has negative working capital and as CODUSA, is experiencing severe liquidity problems. The Company is guarantor of a portion of CODUSA’s debt. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements do not include any adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and the restructuring of CODUSA Group debt. As mentioned in Note 1, CODUSA is committing significant resources to the debt restructuring efforts and has reached an agreement in principle with a significant portion of its creditors, who will support a comprehensive financial restructuring; however, there can be no assurance that CODUSA will be successful in its efforts.

d.	Comprehensive income (loss) – Comprehensive income (loss) presented in the accompanying statements of changes in stockholders’ equity represents all changes in stockholders’ equity during each year except those resulting from investments by and distributions to owners, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the statements of operations. In 2003, 2002 and 2001, the other comprehensive loss items consist of the excess (insufficiency) in restated stockholders’ equity and for the gain on holding and sale of investment in associated company.

e.	Reclassifications – Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2003.

3.	Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.	New accounting policies – Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-8, “Intangible Assets”, which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets; preoperating costs that are not considered development costs should be recorded as a period expense; and intangible assets considered to have indefinite useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002, will continue to be amortized according to the provisions of the former Bulletin C-8.

Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations.

The adoption of these new bulletins did not have significant effects on the Company’s financial position or results of operations.

b.	Recognition of the effects of inflation – The Company restates its financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the financial statements of the prior years have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior years.

c.	Inventories and cost of sales – Inventories are stated at the lower of net realizable value or average cost, which is similar to the most recent purchase price or production cost. Cost of sales is stated at estimated replacement cost at the time of sale.

d.	Investment in associated company – Until its sale in 2003, the investment in associated company was valued using the equity method.

e.	Property, plant and equipment – Property, plant and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (“NCPI”). For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives.

Years
Buildings	25-50
Industrial machinery and equipment	23-40
Vehicles	1-5
Computers	1-3
Office furniture and equipment	5-10

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated using the NCPI.

f.	Impairment of long-lived assets in use – The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

g.	Other assets – Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over their estimated useful life. Those disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Intangible assets with indefinite lives are not amortized; however, their value is subject to impairment tests. Preoperating costs incurred after January 1, 2003, are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over four years.

h.	Financial instruments – Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of operations of the same period in which the fair value of the financial instrument is adjusted by such dividends.

i.	Employee retirement obligations – Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

j.	Provisions – Provisions are recognized for obligations that result from a past event, that are likely to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

k.	Income tax, tax on assets and employee statutory profit sharing – Income tax (“ISR”) and employee statutory profit sharing (“PTU”) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

l.	Foreign currency balances and transactions – Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the statements of operations, except those amounts capitalized as a component of construction cost.

m.	Insufficiency in restated stockholders’ equity – Excess (insufficiency) in restated stockholders’ equity represents the accumulated monetary position result through the initial restatement of the financial statements and the increase in the restated value of machinery and equipment and inventories above (below) inflation.

n.	Revenue recognition – Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders.

o.	Monetary position gain – Monetary position gain, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

4.	Accounts receivable

	2003		2002
Trade accounts receivable	Ps.	61,587	Ps.	45,386
Recoverable taxes		10		6,895
Other		6,611		3,180

		68,208		55,461
Allowance for doubtful accounts		(6,923)		(2,316)

	Ps.	61,285	Ps.	53,145

5.	Inventories

	2003		2002
Finished goods	Ps.	8,276	Ps.	5,961
Production-in-process		48		223
Raw materials		13,249		16,887
Spare parts and materials for immediate consumption		14,192		16,970
Other		1,491

		37,256		40,041
Allowance for obsolete inventories		(1,680)		(30)

		35,576		40,011
Advances to suppliers		5,819		5,061
Merchandise-in-transit		11,266		5,441

	Ps.	52,661	Ps.	50,513

6.	Investment in associated company

As described in Note 1, in 2003 the Company sold its participation in EYEMSA, an associated company, which at the date of the sale was 16.19% and as of December 31, 2002 was 41.97%. The condensed balance sheet as of December 31, 2002 and the condensed statement of operations for the period from January 1 to June 30, 2003, and the years ended December 31, 2002 and 2001, of the associated company are as follows:

	2002
Balance sheet:
Total assets	Ps.	2,075,666
Total liabilities		(1,741,414)

Stockholders’ equity	Ps.	334,252

Company’s participation	Ps.	140,286

	2003		2002		2001
Statements of operations:
Income	Ps.	745,785	Ps.	1,649,099	Ps.	1,654,167
Gross profit		103,493		413,050		222,281
Net (loss) income		(10,846)		(142,526)		91,407

Company’s participation	Ps.	(1,756)	Ps.	(48,092)	Ps.	38,213

7.	Property, plant and equipment

	2003		2002
Buildings	Ps.	656,676	Ps.	656,584
Industrial machinery and equipment		2,780,490		2,133,526
Vehicles, computers, office furniture and equipment		185,139		180,932

		3,622,305		2,971,042
Accumulated depreciation and amortization		(2,317,303)		(1,899,339)
Accumulated impairment loss		(113,629)		(51,462)

		1,191,373		1,020,241
Land		253,227		249,936
Construction-in-progress		1,723		4,311

	Ps.	1,446,323	Ps.	1,274,488

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was Ps. 41,659, Ps. 41,869 and Ps. 22,444, respectively.

During 2003 and 2002, the Company reviewed the recoverable value of its long-lived assets, which was determined by the future cash flow generated over the useful lives of the corresponding assets, which extends to 22 years after 2003. As a result, the Company recorded Ps. 64,131 and Ps. 51,462 during 2003 and 2002, respectively, as an impairment loss for its long-lived assets. The deferred income tax effect for this reserve resulted in a benefit of Ps. 20,522 and Ps. 16,468 during 2003 and 2002, respectively.

As of December 31, 2003 and 2002 the Company has assets temporarily out of use for a net amount of Ps. 17,136 and Ps. 55,008, respectively.

In 2001, the Company sold its secondary fiber treatment plant to Arrendadora Bank of America, S. A. in Ps. 37,043. The proceeds and the cost of the sale were recorded in the statement of operations of 2001, resulting in a loss of Ps. 1,265, such loss was recorded in other expenses. Subsequently, CODUSA acquired the plant through a financing lease and subleased it to the Company.

8.	Long-term debt

Long-term debt relates to a loan denominated in U.S. dollars from Nacional Financiera, S. A., which bears interest based on LIBOR plus a margin in a range from 0.825% to 1.25%, to be amortized in 52 quarterly installments from January 1995 to 2006. The outstanding balance on this loan as of December 31, 2003 and 2002 is US$224 (Ps. 2,527) and US$334 (Ps. 3,623), respectively. This loan is secured with the machinery and equipment acquired with its proceeds and is guaranteed by CODUSA.

As of December 31, 2003, long-term debt matures as follows:

2005	Ps.	650
2006		649

	Ps.	1,299

9.	Financial instruments and derivative financial instruments

a.	Financial instruments – The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts of the Company’s accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at variable rates tied to market indicators.

b.	Concentration of credit risk – The financial instruments that potentially are subject to a concentration of credit risk is principally trade accounts receivable. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico. There were no customers exceeding 10% of net sales for any of the periods presented.

10.	Employee retirement obligations

The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method. The present values of these obligations and the rates used for the calculations are:

	2003		2002
Accumulated benefit obligation	Ps.	43,711	Ps.	45,897

Projected benefit obligation	Ps.	938	Ps.	796
Unrecognized items:
Variances for assumptions and adjustments based on experience		(123)		168
Transition asset		(42)		(151)

Net projected liability		773		813
Additional liability related to seniority premiums		42,938		45,084

	Ps.	43,711	Ps.	45,897

The rates used in the actuarial calculations, net of effects of inflation, were:

	2003	2002	2001
	%	%	%
Discount of the projected benefit obligation to present value	5	5	5
Salary increase	2	5	5

The amortization periods for the unamortized items are as follows:

Remaining
Years
Transition asset	18
Variances in assumptions	18

Net period cost is comprised as follows:

	2003		2002		2001
Service costs	Ps.	239	Ps.	292	Ps.	180
Amortization of transition asset, variances for assumptions and adjustments based on experience		2		4		1
Interest cost		24		4		3

Net period cost	Ps.	265	Ps.	300	Ps.	184

In connection with the reorganization process of the Company’s operations, there was a termination of administrative and operating personnel during 2003 that represented payments of Ps.1,114, which are included in other expenses in the accompanying statements of operations.

11.	Stockholders’ equity

a.	Common stock shares at par value as of December 31 are comprised as follows:

2003
	Number of	Par		Restatement
	Shares	Value		Effect		Total
Fixed capital Series A	100,000	Ps.	100	Ps.	115,786	Ps.	115,886
Variable capital Series B	2,117,642		2,118		1,980,761		1,982,879

Total shares	2,217,642	Ps.	2,218	Ps.	2,096,547	Ps.	2,098,765

2002
	Number of	Par		Restatement
	Shares	Value		Effect		Total
Fixed capital Series A	100,000	Ps.	100	Ps.	115,786	Ps.	115,886
Variable capital Series B	1,710,711		1,711		1,980,761		1,982,472

Total shares	1,810,711	Ps.	1,811	Ps.	2,096,547	Ps.	2,098,358

Common stock consists of nominative shares with a par value of one peso each. Variable capital is unlimited.

b.	On August 2001, a reimbursement of paid-in capital resulted in a reduction of shareholders’ equity in the amount of Ps..1,264.

c.	At the General Extraordinary Shareholders Meeting held on July 1, 2003, the issuance of 406,931 shares in the amount of Ps..407 was approved, increasing the variable portion of the common stock. All the aforementioned shares were distributed among the shareholders of the merged companies, ratably based on the shareholders’ equity of the merged companies as of June 30, 2003.

d.	Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2003 and 2002, the legal reserve, in historical pesos, was Ps.30,579.

e.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

f.	The balances of the stockholders’ equity tax accounts as of December 31, are:

	2003		2002
Contributed capital account	Ps.	789,864	Ps.	517,595
Net tax income account		862,386		729,837

Total	Ps.	1,652,250	Ps.	1,247,432

As illustrated in the preceding table, the total amount of the balances of the stockholders’ equity tax accounts exceeds stockholders’ equity, according to the accompanying balance sheet.

12.	Foreign currency balances and transactions

a.	At December 31, the foreign currency monetary position is as follows:

	2003		2002
Thousands of U.S. dollars:
Monetary assets		27,762		2,915
Monetary liabilities		(32,683)		(33,781)

Monetary liability position, net		(4,921)		(30,866)

Equivalent in Mexican pesos	Ps.	(55,298)	Ps.	(322,219)

b.	Nonmonetary assets of foreign origin at December 31, 2003 are as follows:

		Foreign	Equivalent
		Currency	in Mexican
	Currency	Balance	Pesos
Inventories	U.S. dollar	311	Ps.	3,497
Industrial machinery and equipment-
United States of America	U.S. dollar	34,003		382,097
Canada	Canadian dollar	29,124		253,484
Germany	Euro	1,257		17,805

c.	Transactions denominated in foreign currency were as follows:

	2003	2002	2001
		(In thousands of
		U.S. dollars)
Export sales	1,150	2,867	206
Interest income	330	279	209
Interest expense	3,244	4,163	36
Import purchases	1,389	12,531	370
Acquisition of machinery and equipment	572		691
Acquisition of spare parts and services	2,618
Other	109	134	253

d.	The exchange rates in effect at the dates of the balance sheets and of issuance of the financial statements were as follows:

	December 31				April 30,
	2003		2002		2004
U.S. dollar	Ps.	11.2372	Ps.	10.4393	Ps.	11.4068

13.	Transaction and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2003		2002		2001
Revenues:
Sales	Ps.	524,264	Ps.	507,621	Ps.	278,216
Leases		1,265		13,380		13,903
Interest income		9,163		3,938		2,159
Sale of industrial machinery and other equipment		2,066
Sale of investment in associated company		228,115
Other		1,566		28,704		8,574
Expenses:
Purchases	Ps.	41,855	Ps.	160,366	Ps.	34,318
Interest expense		71,741		73,564		48,871
Acquisition of machinery and equipment		11
Administrative services		9,792		9,083		17,702
Leases of machinery and equipment		7,476		4,447
Other expenses		6,608		2,506		7,406

b.	Balances receivable and payable with related parties are as follows:

	2003		2002
Due from related parties-
Administración Corporativa de Durango, S. A. de C. V.	Ps.	52,893	Ps.	1,560
Envases y Empaques de México, S. A. de C. V.		44,011		33,036
Empaques de Cartón Titán, S. A. de C. V.		3,593		24,164
Administradora Corporativa y Mercantil, S. A. de C. V.		10,557
CODUSA, mainly for sale of shares		267,244
Fábrica de Papel Tuxtepec, S. A. de C. V.		9,518		1,704
Fábrica Mexicana de Papel, S. A. de C. V.		10,320		11,867
Grupo Pipsamex, S. A. de C. V.		3,877		4,172
Papeles Formatodo, S. A. de C. V.		294
Ponderosa Industrial de México, S. A. de C. V.		984		713
Productora Nacional de Papel, S. A. de C. V.				3,151
Tubos y Especialidades de México, S. A. de C. V.		1,571		17,825
Cartonpack, S. A. de C. V.				2,914
Cajas y Corrugados de Chihuahua, S. A. de C. V.				495
Other		199		45

		405,061		101,646
Effect of sale of shares to CODUSA		(228,115)

	Ps.	176,946	Ps.	101,646

	2003		2002
Due to related parties-
Porteadores de Durango, S. A. de C. V.	Ps.	3	Ps.	435
Durango McKinley Paper Company		1,484		6,635
Industrias Centauro, S. A. de C. V.		445,594		104,222
Corporación Durango, S. A. de C. V.				144,075
Other		50		197

	Ps.	447,131	Ps.	255,564

The Company has current account agreements with CODUSA, Administración Corporativa de Durango, S. A. de C. V. and Industrias Centauro, S. A. de C. V. (“Centauro”). According to these agreements, the debt or credit balances bear interest at 8% and 15% on Mexican peso balances and at 3% and 13.8% on the U.S. dollar denominated balances.

On July 1, 2003, the Company and TITAN entered into a lease agreement for the building where PAPELES Guadalajara is located. The contract is for undefined time period and establishes that the rent payment will be calculated by adding 1% to the expenses incurred by TITAN related to the building.

14. Other expenses

	2003		2002		2001
Impairment of long-lived assets	Ps.	(64,131)	Ps.	(51,462)	Ps.
Recovery of federal rights		26,654
Other expenses		(1,748)		(7,119)		(6,105)

	Ps.	(39,225)	Ps.	(58,581)	Ps.	(6,105)

In May 2000, the Company initiated an injunction against a change in the Federal Law of Water Extraction Rights published in December 1999, related to the extraction an use of national water. During April 2003, the Company received a favorable ruling and recovered the federal rights paid related to these proceedings.

15.	Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (“ISR”) and tax on assets (“IMPAC”). ISR takes into consideration the taxable and deductible effects of inflation.

The ISR rate was 35% in 2002 and 2001 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (“PTU”) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

IMPAC is calculated by applying a rate of 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The Company incurs ISR and IMPAC with CODUSA in the proportion that CODUSA owns the voting stock of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that CODUSA owns of its subsidiaries during the year. The tax results of the subsidiaries are at 60% of such proportion and the tax results of the holding company are also at 60%. Estimated payments of ISR and IMPAC of both CODUSA and its subsidiaries are made as if CODUSA did not file a consolidated tax return.

a.	The reconciliation of the statutory and effective ISR rates expressed as a percentage of loss before ISR, equity in income (loss) of associated company and extraordinary item for the years ended December 31, 2003, 2002 and 2001 is:

	2003	2002	2001
Statutory rate	34.0%	35.0%	35.0%
Add (deduct) the effect of permanent differences other than inflation	(36.6%)	36.7%	386.5%
Add (deduct) the effects of inflation	(4.0%)	(14.7%)	(18.2%)
Effect of change in statutory rate on deferred ISR	4.2%	35.8%
Change in valuation allowance for recoverable IMPAC and benefit of tax loss carryforwards	(10.8%)

Effective rate	(13.2%)	92.8%	439.7%

b.	At December 31, 2003 and 2002 the main items comprising the liability balance of deferred ISR are:

	2003		2002
Deferred ISR (asset) liability:
Property, plant and equipment	Ps.	408,194	Ps.	346,355
Inventories		12,978		7,488
Allowance for doubtful accounts		(2,215)		(741)
Accrued expenses		(38,421)		(37,327)
Deferred assets		5,682		8,109
Other – net		1,336		1,425

Deferred ISR from temporary differences		387,554		325,309
Effect of tax loss carryforwards		(11,721)		(18,348)
Recoverable tax on assets		(2,343)		(3,930)

		373,490		303,031
Valuation allowance for the recoverable tax on assets		1,919

Net long-term deferred ISR liability	Ps.	375,409	Ps.	303,031

c.	Due to deterioration in the circumstances used to assess the recovery of tax on assets paid in 2003 the valuation allowance for recoverable tax on assets was increased by Ps.1,919.

d.	At December 31, 2003 and 2002, the Company has taxable temporary and permanent differences related to deferred PTU, mainly inventories and property, plant and equipment, for which the deferred PTU liabilities were neither estimated nor recorded because the Company believes that they will not reverse due to the recurring nature of the related transactions.

e.	Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been partially recognized may be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are:

Year of	Tax Loss		Recoverable
Expiration	Carryforwards		IMPAC
2009	Ps.	1,057	Ps.	40
2010				34
2011				175
2012		29,780		175
2013		5,793		1,919

	Ps.	36,630	Ps.	2,343

f.	For the years ended December 31, 2003, 2002 and 2001, the change in excess (insufficiency) in restated stockholders’ equity, as shown in the accompanying statements of changes in stockholders’ equity, is presented net of the effect of the related deferred income tax of Ps.12,415, Ps.13,664 and Ps.1,201, respectively.

16.	Commitments

a.	On June 24, 2002, CODUSA issued US$175 million in 13 3/4 Senior Notes due 2009. These notes are jointly and severally guaranteed on an unsecured basis by the Company. Additionally, upon the issuance of the notes, the Company also equally and ratably guaranteed the 2006 and 2008 Notes. The total amount guaranteed by the Company is US$487.1 million. Further, the Company is guarantor of other financing agreements for CODUSA in the amount of US$112.4 million. Since the last months of 2002, CODUSA is in default of interest and principal payments related to these financing agreements, and as described in Note 1, is currently in a restructuring process with it creditors.

b.	The Company entered into a 74-month non-cancelable machinery and equipment operating lease agreement with CODUSA starting on June 1, 2001. The related lease expense for 2003, 2002 and 2001 amounted to Ps.6,079, Ps.3,914 and Ps.1,034, respectively. Minimum lease payments under this contract as a December 31, 2003 were as follows:

Year	Amount (Thousands of U.S. dollars)
2004	595
2005	595
2006	595
2007	397

2,182

17.	Contingencies

a.	The Company has initiated an injunction against the Mexican tax authorities regarding the unconstitutionality of the Substitutive Tax of the Wage Credit. Management believes that the outcome of this process will be favorable to the Company, which represents a contingent asset of Ps.1,190.

b.	As of December 31, 2003 labor suits existed derived from the liquidation of personnel in September 2001. These suits are in process, and the contingent liability is estimated to be approximately Ps.7,000. Management believes the outcome of these labor suits will be favorable to the Company therefore, no liability has been recorded.

c.	Additional taxes payable could arise in transactions with nonresident related parties if the tax authority, during a review, believes that the prices and amounts used by the Company are not similar to those used with or between independent parties in comparable transactions.

18.	New accounting principles

In March 2003, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal” (“C-15”), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash flows, without requiring the discounting of such cash flows. However, since the present value of estimated future net cash flows from the use of this machinery is greater than its book value as of December 31, 2003, the Company estimates that the adoption of C-15 as of January 1, 2004, will not have any effects on its financial situation and results of operations.

In May 2003, the MIPA issued Bulletin C-12, “Financial Instruments of a Debt or Equity Nature or a Combination of Both” (“C-12”), whose application is mandatory for financial statements for periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the MIPA with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders’ equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders’ equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. Since the Company has not issued any financial instruments with characteristics of both debt and equity, management believes this new accounting principle will not have any effects on its financial situation and results of operations.

19.	Differences Between Mexican GAAP and US GAAP

The financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported net loss, stockholders’ equity and comprehensive income (loss) to US GAAP is presented in Note 20. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information”, of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The differences between Mexican GAAP and US GAAP included in the reconciliation that affect the financial statements of the Company are described below.

a.	Classification differences – Certain items require a different classification in the balance sheet or statement of operation under US GAAP. These include:

•	As explained in Note 5, under Mexican GAAP, advances to suppliers are recorded as inventories. Under US GAAP, advances to suppliers are classified as prepaid expenses.

•	The impairment of long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

b.	Deferred start-up and research and development costs – In 2002, under Mexican GAAP the Company deferred certain costs basically in relation to the development of a new paper manufacturing process. Under US GAAP, SFAS No. 2, “Accounting for Research and Development Costs” and SOP 98-5, “Reporting on the Costs of Start-up Activities”, require that the Company expense the start-up and research and development costs as incurred. As such, at December 31, 2003 and 2002, the start-up and research and development costs have been included in the calculation of net income (loss) under US GAAP.

c.	Restatement of imported fixed assets – As explained in Note 3.e, under Mexican GAAP, fixed assets of foreign origin have been restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate of the Mexican peso.

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission (“SEC”), which require that all machinery and equipment, both domestic and imported, be restated using Mexican inflation factors.

d.	Deferred income taxes and employee profit sharing – The Company follows SFAS No. 109, “Accounting for Income Taxes,” for US GAAP purposes, which differs from Mexican GAAP as follows:

•	Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP deferred taxes are based on the classification of the related asset or liability.

•	Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

•	Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.

•	The US GAAP adjustments to the accounting basis of assets and liabilities generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 15).

•	Under US GAAP, in view of the going-concern uncertainty, a full valuation allowance has been provided for all deferred tax assets not assured of realization.

     The tax effects of temporary differences that generated deferred tax liabilities (assets) under US GAAP are as follows:

	2003		2002
Deferred ISR (asset) liability:
Property, plant and equipment	Ps.	640,869	Ps.	609,358
Inventories		9,659		10,038
Allowance for doubtful accounts		(2,215)
Accrued expenses		(33,955)		(39,381)
Other assets		5,513		9,242
Other		(2,766)

Deferred ISR from temporary differences		617,105		589,257
Tax loss carryforwards		(11,722)		(18,348)
Recoverable tax on assets		(424)		(3,930)

		604,959		566,979
Valuation allowance		12,146		22,278

Net deferred ISR liability	Ps.	617,105	Ps.	589,257

The changes in the balance of the deferred income taxes for the year under US GAAP are as follows:

	2003		2002
Balance at beginning of the year	Ps.	589,257	Ps.	644,682
Provision for the year		29,782		(55,425)
Decrease due to merger		(1,934)

Balance at end of the year	Ps.	617,105	Ps.	589,257

The tax effects of temporary differences that generated deferred profit sharing liabilities (assets) under US GAAP are as follows:

	2003		2002
Deferred employee profit sharing (asset) liability:
Property, plant and equipment	Ps.	207,237	Ps.	197,241
Inventories		3,018		3,043
Allowance for doubtful accounts		(692)
Accrued expenses		(10,611)		(15,486)
Other assets		1,723		2,800
Other		(225)		4,137

Net deferred employee profit sharing liability	Ps.	200,450	Ps.	191,735

The changes in the balance of the deferred employee profit sharing liability for the year under US GAAP are as follows:

	2003		2002
Balance at beginning of the year	Ps.	191,735	Ps.	190,622
Provision for the year		8,715		1,113

Balance at end of the year	Ps.	200,450	Ps.	191,735

The deferred income tax and profit sharing classification in the condensed balance sheet as of December 31, 2003 and 2002 is as follows:

			2003
			Employee
	Income Tax		Profit Sharing		Total
Deferred assets:
Current	Ps.	(38,936)	Ps.	(11,528)	Ps.	(50,464)
Long term		(7,193)		(2,248)		(9,441)

		(46,129)		(13,776)		(59,905)
Deferred liability:
Current		16,852		5,266		22,118
Long term		646,382		208,960		855,342

		663,234		214,226		877,460

Deferred liability, net	Ps.	617,105	Ps.	200,450	Ps.	817,555

			2002
			Employee
	Income Tax		Profit Sharing		Total
Deferred asset:
Current	Ps.	(39,381)	Ps.	(15,486)	Ps.	(54,867)
Long term		(7,193)		(2,249)		(9,442)

		(46,574)		(17,735)		(64,309)
Deferred liability:
Current		17,231		9,428		26,659
Long term		618,600		200,042		818,642

		635,831		209,470		845,301

Deferred liability, net	Ps.	589,257	Ps.	191,735	Ps.	780,992

e.	Employee retirement obligations – Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, “Labor Obligations”, which is substantially the same as US GAAP SFAS No. 87, “Employers’ Accounting for Pensions”.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums and pension plans.

The following sets forth the changes in benefit obligations, and the funded status of such plans for 2003 and 2002 reconciled with the amounts reported in the condensed balance sheets under US GAAP.

	2003		2002
Accumulated benefit obligation	Ps.	43,711	Ps.	45,897

Projected benefit obligation at beginning of year	Ps.	796	Ps.	510
Service costs		239		292
Interest cost		24		4
Actuarial loss		56		(10)
Benefits paid		(177)

Projected benefit obligation at end of year	Ps.	938	Ps.	796

	2003		2002
Amounts recognized in the balance sheets consist of:
Unfunded liability	Ps.	938	Ps.	796
Less- Unrecognized transition obligation and other		(165)		17

Net projected liability		773		813
Intangible asset		42,938		45,084

Liability recognized under US and Mexican GAAP	Ps.	43,711	Ps.	45,897

f.	Equity in earnings of associated company – The Company’s net investment in EYEMSA under US GAAP differed from that recorded under Mexican GAAP due to the restatement of imported fixed assets and the deferred income taxes of its interest in Centauro.

During 2002, EYEMSA sold its investment in Centauro. The US GAAP carrying value of such investment was different to the carrying value recorded under Mexican GAAP due to the difference mentioned in the preceding paragraph. As a result the Company recognized a gain due to the reversal of the US GAAP adjustments.

g.	Negative goodwill – Under Mexican GAAP, CODUSA recorded negative goodwill that arose from the acquisition of TITAN realized in prior years, which represents the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill was amortized into income over the period in wich CODUSA integrated these operations into the entity.

Under US GAAP, such excess of the book value was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets) of TITAN.

As described in Note 1.b, PAPELES Guadalajara was incorporated as a result of a spin-off of TITAN and subsequently was merged into the Company; consequently, the carrying value of its long-term assets recorded under Mexican GAAP differs from the US GAAP carrying values.

h.	Statement of cash flows – Under Mexican GAAP, the Company presents a statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented below excluding the effects of inflation.

i.	Summarized financial information under US GAAP – The condensed balance sheets as of December 31, 2003 and 2002, and the condensed statements of operations, changes in stockholders’ equity and cash flows for the three years ended December 31, 2003, 2002 and 2001, reflecting US GAAP adjustments, are presented below.

Condensed balance sheets:

	2003		2002
Total current assets	Ps.	344,989	Ps.	260,915
Property, plant and equipment – Net		2,171,073		2,062,140
Other assets – Net		58,120		205,461

Total assets	Ps.	2,574,182	Ps.	2,528,516

Current liabilities	Ps.	715,633	Ps.	508,945
Total long-term liabilities		906,023		866,980

Total liabilities		1,621,656		1,375,925
Stockholders’ equity		952,526		1,152,591

Total liabilities and stockholders’ equity	Ps.	2,574,182	Ps.	2,528,516

Condensed statements of operations:

	2003		2002		2001
Net sales	Ps.	628,769	Ps.	617,879	Ps.	317,076
Cost of sales and operating expenses		(661,167)		(582,341)		(298,956)

Income (loss) from operations		(32,398)		35,538		18,120
Net comprehensive financing cost		(55,518)		(83,442)		(23,230)
Other income (expenses) – Net		(40,981)		(18,646)		53,814
Income tax benefit (expense)		(29,782)		55,425		88,560

Income (loss) before extraordinary loss		(158,679)		(11,125)		137,264
Extraordinary loss						(164,203)

Net loss	Ps.	(158,679)	Ps.	(11,125)	Ps.	(26,939)

Net loss	Ps.	(158,679)	Ps.	(11,125)	Ps.	(26,939)
Excess (insufficiency) in restated stockholders’ equity		55,308		(355,988)		(57,309)
Gain on holding and sale of investment in associated company		76,149

US GAAP comprehensive loss	Ps.	(27,222)	Ps.	(367,113)	Ps.	(84,248)

Changes in stockholders’ equity:

	2003		2002
Balance at beginning of the year	Ps.	1,152,591	Ps.	1,519,704
Net loss under US GAAP		(158,679)		(11,125)
Excess (insufficiency) in restated stockholders’ equity		55,308		(355,988)
Gain on holding and sale of investment in associated company		76,149
Increase due to merger		55,272
Receivable from sale of shares to CODUSA		(228,115)

Balance at end of the year	Ps.	952,526	Ps.	1,152,591

Condensed statements of cash flows:

	2003		2002		2001
Operating activities:
Income (loss) before extraordinary loss	Ps.	(158,679)	Ps.	(11,125)	Ps.	137,264
Items that did not require (generate) resources		154,980		11,699		(128,012)
Changes in operating assets and liabilities		23,529		29,403		159,118
Extraordinary loss						(164,203)

Net resources generated by operating activities		19,830		29,977		4,167
Financing activities:
Short-term and long-term debt – Net		(1,648)		(1,124)		(1,251)
Other financing activities				371		(1,264)

Net resources used in financing activities		(1,648)		(753)		(2,515)

Investing activities:
Acquisition of machinery and equipment		(23,725)		(8,226)		(13,925)
Other investing activities		6,444		13,983		36,262

Net resources generated by (used in) investing activities		(17,281)		5,757		22,337

Effect of inflation and exchange rate changes on cash				(35,433)		(23,940)

Increase (decrease) in cash		1,195		(452)		49
Cash increase due to merger		294
Balance at beginning of year		142		594		545

Balance at end of year	Ps.	1,337	Ps.	142	Ps.	594

Supplemental cash flow information:
Interest paid	Ps.	85	Ps.	179	Ps.	369
Income tax and tax on asset paid		400		913		612

	Ps.	485	Ps.	1,092	Ps.	981

20	Reconciliation of Mexican GAAP to US GAAP

a.	Reconciliation of net loss for the year

	2003		2002		2001
Net loss under Mexican GAAP	Ps.	(128,540)	Ps.	(53,424)	Ps.	(49,419)
Deferred income taxes		(12,441)		(13,014)		(10,549)
Deferred employee statutory profit sharing expense		(8,715)		(1,113)		22,398
Purchase accounting adjustments:
Depreciation		1,360
Effect of fifth amendment to Bulletin B-10		(13,584)		(16,768)		(11,076)
Equity in earnings of associated company				88,027		21,707
Deferred start-up and research and development costs		3,241		(14,833)

	Ps.	(158,679)	Ps.	(11,125)	Ps.	(26,939)

Under US GAAP, the monetary position effect of the statement of operations adjustments is included in each adjustment, except for intangible assets and goodwill, which are non-monetary.

b.	Reconciliation of stockholders’ equity

	2003		2002
Total stockholders’ equity under Mexican GAAP	Ps.	681,513	Ps.	857,733
Deferred income taxes		(241,695)		(286,226)
Deferred employee statutory profit sharing		(200,450)		(191,735)
Purchase accounting adjustments:
Accumulated negative goodwill		(42,223)
Accumulated depreciation		13,375
Effect of fifth amendment to Bulletin B-10:
Fixed assets		1,399,164		1,379,075
Fixed assets accumulated depreciation		(645,566)		(591,423)
Deferred start-up and research and development costs		(11,592)		(14,833)

Total US GAAP stockholders’ equity	Ps.	952,526	Ps.	1,152,591

c.	Reconciliation of comprehensive income (loss)

	2003		2002		2001
Comprehensive income (loss) under Mexican GAAP	Ps.	4,606	Ps.	(397,869)	Ps.	171,287
US GAAP adjustments:
Net income (loss)		(30,139)		42,299		22,480
Result of holding non-monetary assets		(1,689)		(11,543)		(278,015)

Comprehensive loss	Ps.	(27,222)	Ps.	(367,113)	Ps.	(84,248)

21.	Future impact of recently issued accounting standards under US GAAP not yet in effect

a.	SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” – In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 3, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

The provisions of this Statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

b.	FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) – In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

* * * * * *

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Industrias Centauro, S. A. de C. V.

[INTENTIONALLY LEFT BLANK]

[INTENTIONALLY LEFT BLANK]

Industrias Centauro, S. A. de C. V.
(A 99% Subsidiary of Corporación Durango, S. A. de C. V.)

Balance sheets
As of December 31, 2003 and 2002
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

	2003		2002
Assets
Current assets:
Cash	Ps.	414	Ps.	545
Accounts receivable – Net		104,161		70,498
Due from related parties		3,866,019		316,172
Inventories – Net		142,080		214,709
Prepaid expenses		644		177

Total current assets		4,113,318		602,101
Investment in shares		2,494		2,593
Property, plant and equipment – Net		1,976,662		2,089,669
Intangible asset of employee retirement obligations		350		191
Other assets – Net		11,911		11,888

Total	Ps.	6,104,735	Ps.	2,706,442

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	Ps.	100,728	Ps.	57,649
Due to related parties		4,373,524		966,384
Accrued expenses and taxes, other than income taxes		106,395		18,021
Income tax payable				991
Employee statutory profit sharing				940

Total current liabilities		4,580,647		1,043,985

Long-term liabilities:
Deferred income taxes		505,021		568,572
Employee retirement obligations		2,239		1,550

Total long-term liabilities		507,260		570,122

Total liabilities		5,087,907		1,614,107

Commitments and contingencies
Stockholders’ equity:
Common stock		2,516,067		2,190,931
Retained earnings (accumulated deficit)		(245,368)		175,248
Insufficiency in restated stockholders’ equity		(603,355)		(623,328)
Cumulative initial effect of deferred income taxes		(650,516)		(650,516)

Total stockholders’ equity		1,016,828		1,092,335

Total	Ps.	6,104,735	Ps.	2,706,442

See accompanying notes to financial statements.

Industrias Centauro, S. A. de C. V.
(A 99% Subsidiary of Corporación Durango, S. A. de C. V.)

Statements of operations
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

	2003		2002		2001
Net sales	Ps.	1,113,343	Ps.	946,712	Ps.	1,035,344
Cost of sales		1,050,178		787,437		774,705

Gross profit		63,165		159,275		260,639
Selling, general and administrative expenses		50,393		43,516		47,289

Income from operations		12,772		115,759		213,355
Net comprehensive financing (cost) income:
Interest expense		(475,451)		(70,582)		(55,307)
Interest income		379,618		35,996		21,211
Exchange (loss) gain		(91,123)		(116,671)		50,825
Monetary position gain		28,628		35,581		37,022

		(158,328)		(115,676)		53,751
Other expenses – Net		(453,589)		(370,664)		(21,515)

Income (loss) before income taxes and employee statutory profit sharing		(599,145)		(370,581)		245,591
Income tax benefit (expense)		178,529		201,917		(26,660)
Employee statutory profit sharing expense				(994)		(952)

Net income (loss)	Ps.	(420,616)	Ps.	(169,658)	Ps.	217,979

See accompanying notes to financial statements.

Industrias Centauro, S. A. de C. V.
(A 99% Subsidiary of Corporación Durango, S. A. de C. V.)

Statements of changes in stockholders’ equity
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

					Insufficiency		Cumulative initial
			Retained earnings		in restated		effect of deferred		Total stockholders’
	Common stock		(accumulated deficit)		stockholders’ equity		income taxes		equity
Balances as of January 1, 2001	Ps.	2,190,931	Ps.	126,927	Ps.	(326,293)	Ps.	(650,516)	Ps.	1,341,049
Comprehensive loss				217,979		(218,966)				(987)

Balances as of December 31, 2001		2,190,931		344,906		(545,259)		(650,516)		1,340,062
Comprehensive loss				(169,658)		(78,069)				(247,727)

Balances as of December 31, 2002		2,190,931		175,248		(623,328)		(650,516)		1,092,335
Increase due to merger (see Note 1.b)		325,136				(63,448)				261,688
Comprehensive loss				(420,616)		83,421				(337,195)

Balances as of December 31, 2003	Ps.	2,516,067	Ps.	(245,368)	Ps.	(603,355)	Ps.	(650,516)	Ps.	1,016,828

See accompanying notes to financial statements.

Industrias Centauro, S. A. de C. V.
(A 99% Subsidiary of Corporación Durango, S. A. de C. V.)

Statements of changes in financial position
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

	2003		2002		2001
Operating activities:
Net income (loss)	Ps.	(420,616)	Ps.	(169,658)	Ps.	217,979
Items that did not require (generate) resources:
Depreciation and amortization		60,708		69,849		62,290
Loss on sale of industrial machinery and equipment		366		20		7,682
Employee retirement obligations		128		369		376
Deferred income taxes		(178,529)		(201,917)		(18,626)
Impairment of long-lived assets		420,968		351,429

		(116,975)		50,092		269,701
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – Net		(13,360)		22,623		15,462
Inventories – Net		(75,294)		22		37,451
Prepaid expenses		(277)		6,847		(6,734)
Increase (decrease) in:
Trade accounts payable		60,074		(24,769)		(98,980)
Due to related parties – Net		20,514		(32,789)		(169,605)
Accrued expenses and taxes, other than income taxes		79,142		(10,552)		12,399
Other – Net		(12,724)		(25)		121

Net resources generated by (used in) operating activities		(58,900)		11,449		59,815

Financing activities:
Net resources used in payments of debt						(132,311)

Investing activities:
Acquisition of industrial machinery and equipment		(7,570)		(1,975)
Sale of industrial machinery and equipment		66,339		70		74,157
Other assets				(11,888)

Net resources generated by (used in) investing activities		58,769		(13,793)		74,157

Cash:
Net increase (decrease)		(131)		(2,344)		1,661
Balance at beginning of year		545		2,889		1,228

Balance at end of year	Ps.	414	Ps.	545	Ps.	2,889

See accompanying notes to financial statements.

Industrias Centauro, S. A. de C. V.
(A 99% Subsidiary of Corporación Durango, S. A. de C. V.)

Notes to financial statements
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2003)

1.	Activities, significant developments and subsequent event

a.	Activities –Industrias Centauro, S. A. de C. V. (the “Company”) is subsidiary of Corporación Durango, S. A. de C. V. (“CODUSA”). The Company’s main activity is the manufacture and sale of paper to be used in the manufacturing of corrugated boxes.

b.	Merger – On July 1, 2003, the Company’s shareholders approved the merger of Papeles Monterrey, S. A. de C. V. (“PAPELES Monterrey”) into the Company, with the Company assuming all rights and obligations of PAPELES Monterrey. PAPELES Monterrey was incorporated on July 1, 2003 as a result of a spin-off of the assets and liabilities of a containerboard production plant of Empaques de Cartón Titán, S. A. de C. V. (“TITAN”), a subsidiary of CODUSA, and on the same date of its incorporation it was merged into the Company.

c.	Change of parent company – In January 2002 TITAN, sold its 71.49% participation in the Company to CODUSA. As a result, the Company became a subsidiary of CODUSA effective that date.

d.	Significant developments and subsequent event – In order to expand its production facilities, CODUSA and its subsidiaries (“CODUSA Group”) have contracted significant financing from banks in Mexico and abroad, mainly in the U.S. Additionally, on different dates it sold bonds on the New York securities market. However, since 2002 the CODUSA Group has been severely affected by a combination of economic factors, such as the slowdown of the U.S. and the international economies, a significant drop in the world price of paper, a drastic reduction in the demand for manufactured products requiring the goods supplied by CODUSA’s subsidiaries, an increase in the cost of raw materials, electric power, gas and labor, and the entry of imported products into the Mexican market.

The above-mentioned negative economic events led to a significant reduction in the generation of cash flow for CODUSA Group during the last quarter of 2002, and as a result since November 2002 CODUSA has been unable to cover the payment of interest and principal on certain debt and has not complied with certain obligations and restrictions imposed by the banks and bondholders to maintain the original maturities of the debt. As a result, a portion of the debt has been reclassified as short term, resulting in negative working capital and uncertainty as to its ability to continue as a going concern.

In November 2002, the CODUSA Group initiated negotiations with the banks and bondholders in an effort to restructure its debt and consider the sale of non-strategic assets. In April 2003, CODUSA Group signed a “Forbearance Agreement” with a significant portion of its creditors, under which they agreed to continue productive financial discussions regarding the terms of the debt restructuring. This agreement expired on June 30, 2003.

On April 30, 2004, CODUSA Group and a significant portion of its bank lenders and bondholders signed a Plan Support Agreement regarding its proposed debt restructuring. Under the proposed restructuring, CODUSA’s unsecured creditors would exchange their existing financial debt for one or more tranches of new debt instruments, denominated the Series A, Series B, Series C and Series D Notes, to be issued in an aggregate principal amount of approximately US$715 million. In addition, participating creditors would receive an aggregate of 17% of CODUSA’s share equity, on a fully diluted basis. Also, CODUSA would make available US$43.5 million to acquire a portion of its outstanding debt at purchase prices of no more than US$650 per US$1,000 of principal.

Under the terms of this agreement in principle, the creditors would support CODUSA’s overall financial restructuring through an exchange offer; in the event the exchange offer is not consummated but CODUSA obtains the necessary approvals from its creditors to support a consensual plan of reorganization, such plan could be filed under the United States of America’s bankruptcy rules.

On May 20, 2004 CODUSA announced that it has filed for “concurso mercantil” before a Mexican court, which main objective is to achieve a financial restructuring through the reorganization process based on the Mexican Business Reorganization Law. This process will take place at the CODUSA’s legal entity level, as a result, the operations of its subsidiaries will continue running as usual. The reorganization process allows that with the support of 51% of the creditors, the restructuring plan described above, be binding on all of CODUSA’s creditors. CODUSA anticipates that it will have the support of a sufficient percentage of votes to accomplish this goal in an expeditious manner.

2.	Basis of presentation

a.	Explanation for translation into English – The accompanying financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (“Mexican GAAP”). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b.	Merger – The financial statements as of and for the year ended December 31, 2003 include the effects of the PAPELES Monterrey merger described in Note 1.b. The assets and liabilities of PAPELES Monterrey as of the date of the merger, and the statements of operations for the six-month period ended on December 31, 2003, are as follows:

	June 30,
	2003
Current assets	Ps.	247,798
Industrial machinery and equipment		200,838
Other assets		2,997
Current liabilities		(39,700)
Long-term liabilities		(150,245)

Net assets	Ps.	261,688

	July 1 to
	December 31,
	2003
Net sales	Ps.	149,567
Cost of sales, selling, general and administrative expenses		(156,343)
Net comprehensive financing income		91
Other expenses		(16,547)

Loss before income tax and employee statutory profit sharing		(23,232)
Income tax and employee statutory profit sharing		(2,446)

Net loss	Ps.	(25,678)

c.	Going-concern – The accompanying financial statements have been prepared on the assumption that the Company will continue as a going concern. As indicated in the accompanying financial statements, during the years ended December 31, 2003 and 2002, the Company has incurred significant net losses and since 2002, its operating margin has declined substantially. As of December 31, 2003 and 2002 the Company has negative working capital and as CODUSA, is experiencing severe liquidity problems. The Company is guarantor of a portion of CODUSA’s debt. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements do not include any adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and the restructuring of CODUSA Group debt. As mentioned in Note 1, CODUSA is committing significant resources to the debt restructuring efforts and has reached an agreement in principle with a significant portion of its creditors, who will support a comprehensive financial restructuring; however, there can be no assurance that CODUSA will be successful in its efforts.

d.	Comprehensive loss – Comprehensive loss presented in the accompanying statements of changes in stockholders’ equity represents all changes in stockholders’ equity during each year except those resulting from investments by and distributions to owners, and is comprised of the net (loss) income of the year, plus other comprehensive income (loss) items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the statements of operations. In 2003, 2002 and 2001, the other comprehensive loss items consist of the excess (insufficiency) in restated stockholders’ equity.

e.	Reclassifications – Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2003.

3.	Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.	New accounting policies – Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-8, “Intangible Assets”, which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets; preoperating costs that are not considered development costs should be recorded as a period expense; and intangible assets considered to have indefinite useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002, under the former Bulletin C-8 will continue to be amortized according to the provisions of that Bulletin.

Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations.

The adoption of these new bulletins did not have significant effects on the Company’s financial position or results of operations.

b.	Recognition of the effects of inflation – The Company restates its financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the financial statements of the prior years have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior years.

c.	Inventories and cost of sales – Inventories are stated at the lower of net realizable value or average cost, which is similar to the most recent purchase price or production cost. Cost of sales is stated at estimated replacement cost at the time of sale.

d.	Property, plant and equipment – Property, plant and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (“NCPI”). For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives.

Years
Buildings	25-50
Industrial machinery and equipment	23-40
Vehicles	1-5
Computers	1-3
Office furniture and equipment	5-10

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated using the NCPI.

e.	Impairment of long-lived assets in use – The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

f.	Other assets – Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over their estimated useful life. Those disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Intangible assets with indefinite lives are not amortized; however, their value is subject to impairment tests. Preoperating costs incurred after January 1, 2003, are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over four years.

g.	Financial instruments – Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of operations of the same period in which the fair value of the financial instrument is adjusted by such dividends.

h.	Employee retirement obligations – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

i.	Provisions – Provisions are recognized for obligations that result from a past event, that are likely to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

j.	Income tax, tax on assets and employee statutory profit sharing – Income tax (“ISR”) and employee statutory profit sharing (“PTU”) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

k.	Foreign currency balances and transactions – Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the statements of operations, except those amounts capitalized as a component of construction cost.

l.	Insufficiency in restated stockholders’ equity – Insufficiency in restated stockholders’ equity represents the accumulated monetary position result through the initial restatement of the financial statements and the increase in the restated value of machinery and equipment and inventories above (below) inflation, net of its related deferred ISR.

m.	Revenue recognition – Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders.

n.	Monetary position gain – Monetary position gain, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

4.	Accounts receivable

	2003		2002
Trade accounts receivable	Ps.	89,797	Ps.	60,284
Recoverable taxes		20,290		11,681
Other		803		396

		110,890		72,361
Allowance for doubtful accounts		(6,729)		(1,863)

	Ps.	104,161	Ps.	70,498

5.	Inventories

	2003		2002
Finished goods	Ps.	6,248	Ps.	4,119
Raw materials		34,309		25,060
Spare parts and materials for immediate consumption		59,590		54,777

		100,147		83,956
Allowance for obsolete inventories		(4,728)		(4,612)

		95,419		79,344
Advances to suppliers		12,628		11,663
Merchandise-in-transit		34,033		123,702

	Ps.	142,080	Ps.	214,709

6.	Property, plant and equipment

	2003		2002
Buildings	Ps.	557,087	Ps.	636,327
Industrial machinery and equipment		2,919,893		2,947,927
Vehicles, computers, office furniture and equipment		224,358		234,777

		3,701,338		3,819,031
Accumulated depreciation		(1,736,930)		(1,491,615)
Accumulated impairment loss		(102,936)		(351,429)

		1,861,472		1,975,987
Land		108,755		108,742
Construction-in-progress		6,435		4,940

	Ps.	1,976,662	Ps.	2,089,669

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was Ps.58,157, Ps.69,849 and Ps.62,290, respectively.

During 2003 and 2002, the Company reviewed the recoverable value of its long-lived assets, which was determined by the future cash flow generated over the useful lives of the corresponding assets, which extends from 20 to 35 years after 2003. As a result, the Company recorded Ps.420,968 and Ps.351,429 during 2003 and 2002, respectively, as an impairment loss for its long-lived assets. The deferred income tax effect for this reserve resulted in a benefit of Ps.134,710 and Ps.112,457 during 2003 and 2002, respectively.

As of December 31, 2002 the Company had assets temporarily out of use in the amount of Ps.235,864. Such assets were sold to an affiliated company during 2003.

During 2003, 2002 and 2001 the Company did not capitalize any comprehensive financing costs. Unamortized capitalized comprehensive financing cost was Ps.52,924 and Ps.55,183 at December 31, 2003 and 2002, respectively.

7.	Financial instruments

a.	Financial instruments – The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts of the Company’s accounts receivable and accounts payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The accounts receivable balance represents the expected cash flows to be collected by the Company.

b.	Concentration of credit risk – The financial instruments that potentially are subject to a concentration of credit risk is principally trade accounts receivable. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico. There were no customers exceeding 10% of net sales for any of the periods presented.

8.	Employee retirement obligations

In accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method. The present values of these obligations and the rates used for the calculations are:

	2003		2002
Accumulated benefit obligation	Ps.	2,239	Ps.	1,550

Projected benefit obligation	Ps.	2,612	Ps.	1,965
Unrecognized items:
Variances for assumptions and adjustments based on experience		8,423		457
Transition asset		(9,146)		(1,063)

Net projected liability		1,889		1,359
Intangible asset		350		191

	Ps.	2,239	Ps.	1,550

The rates used in the actuarial calculations, net of effects of inflation, were:

	2003	2002	2001
	%	%	%
Discount of the projected benefit obligation to present value	5	5	5
Salary increase	2	2	2

The amortization periods for the unamortized items are as follows:

Remaining
Years
Transition asset	18
Variances in assumptions and adjustments based on experience	18

Net period cost is comprised as follows:

	2003		2002		2001
Service costs	Ps.	113	Ps.	247	Ps.	246
Amortization of transition asset, variances for assumptions and adjustments based on experience		(45)		30		41
Interest cost		60		92		89

Net period cost	Ps.	128	Ps.	369	Ps.	376

In connection with the reorganization process of the Company’s operations, there was a termination of administrative and operating personnel during 2003 that represented payments of Ps.26,833, which are included in other expenses in the accompanying statement of operations.

9.	Stockholders’ equity

a.	Common stock shares at par value as of December 31 are comprised as follows:

	2003
	Number of	Par		Restatement
	Shares	Value		Effect		Total
Fixed capital Series A	245,492	Ps.	2,233	Ps.	3,401	Ps.	5,634
Variable capital Series B	815,559,656		1,191,338		1,319,095		2,510,433

Total shares	815,805,148	Ps.	1,193,571	Ps.	1,322,496	Ps.	2,516,067

	2002
	Number of	Par		Restatement
	Shares	Value		Effect		Total
Fixed capital Series A	245,492	Ps.	2,233	Ps.	3,401	Ps.	5,634
Variable capital Series B	592,979,758		866,202		1,319,095		2,185,297

Total shares	593,225,250	Ps.	868,435	Ps.	1,322,496	Ps.	2,190,931

Common stock consists of nominative shares without a par value. Variable capital is unlimited.

b.	As a consequence of the merger described in Note 1.b, at the General Extraordinary Shareholders Meeting held on July 1, 2003, the issuance of 222,579,898 shares, without par value, in the amount of Ps.325,136, was approved, increasing the variable portion of the common stock.

c.	Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2003 and 2002, the legal reserve, in historical pesos, was Ps.11,256.

d.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

e.	The balances of the stockholders’ equity tax accounts as of December 31, are:

	2003		2002
Contributed capital account	Ps.	3,010,005	Ps.	2,643,710
Net tax income account		1,085,870		623,026

Total	Ps.	4,095,875	Ps.	3,266,736

As illustrated in the preceding table, the total amount of the balances of the stockholders’ equity tax accounts exceeds stockholders’ equity, according to the accompanying balance sheets.

10.	Foreign currency balances and transactions

a.	At December 31, the foreign currency monetary position is as follows:

	2003		2002
Thousands of U.S. dollars:
Monetary assets		253,712		2,189
Monetary liabilities		(369,103)		(89,820)

Monetary liability position, net		(115,391)		(87,631)

Equivalent in Mexican pesos	Ps.	(1,296,672)	Ps.	(914,806)

b.	Nonmonetary assets of foreign origin at December 31, 2003 are as follows:

		Foreign	Equivalent
		Currency	in Mexican
	Currency	Balance	Pesos
Inventories	U.S. dollar	2,624	29,486
Industrial machinery and equipment-
United States of America	U.S. dollar	64,321	722,792
Brazil	Real	174,170	677,226
Japan	Yen	24,170	2,533
Canada	Canadian dollar	2,057	17,899

c.	Transactions denominated in foreign currency were as follows:

	2003	2002	2001
		(In thousands of
		U.S. dollars)
Export sales	1,544	4,408	5,754
Interest income	24,013
Interest expense	24,333	5,077	2,714
Import purchases	21,948	11,432	11,757
Acquisition of machinery and equipment	43		925
Services and spare parts purchases	2,663	2,354	2,109

d.	The exchange rates in effect at the dates of the balance sheets and of issuance of the financial statements were as follows:

	December 31				April 30,
	2003		2002		2004
U.S. dollar	Ps.	11.2372	Ps.	10.4393	Ps.	11.4068

11.	Transaction and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2003		2002		2001
Revenues:
Sales	Ps.	979,881	Ps.	853,952	Ps.	916,146
Administrative services		1,619		9,374		10,184
Leasing		1,250		1,983		5,781
Interest income		369,129		33,573		15,560
Other income		4,926		29,140		91,600
Sale of industrial machinery and equipment		66,281

	2003		2002		2001
Expenses:
Purchases	Ps.	256,688	Ps.	280,794	Ps.	397,153
Interest expenses		463,975		68,115		52,837
Acquisition of industrial machinery and equipment		15,845				50,797
Services		117,204		6,756		7,096
Leasing		22,976
Other expenses		24,407		61,057		110,018

b.	Balances receivable and payable with related parties are as follows:

	2003		2002
Due from related parties-
Empaques de Cartón Titán, S. A. de C. V.	Ps.	2,387,932	Ps.	48,851
Administración Corporativa de Durango, S. A. de C. V.		754,722		24,977
Compañía Papelera de Atenquique, S. A. de C. V.		445,594		104,222
Envases y Empaques de México, S. A. de C. V.		88,865		95,006
Cartonpack, S. A. de C. V.		65,021		12,472
Administradora Corporativa y Mercantil, S. A. de C. V.		46,354
Grupo Pipsamex, S. A. de C. V.		62,375
Ectsa International Corporation		11,267		13,810
Cajas y Corrugados de Chihuahua, S. A. de C. V.				6,890
Fibras de Durango, S. A. de C. V.				5,432
Other		3,889		4,512

	Ps.	3,866,019	Ps.	316,172

Due to related parties-
Corporación Durango, S. A. de C. V.	Ps.	4,334,091	Ps.	924,700
Fibras de Durango, S. A. de C. V.		14,036
Fiber Management of Texas		16,704
Porteadores de Durango, S. A. de C. V.		8,535		12,205
Durango McKinley Paper Company				28,594
Other		158		885

	Ps.	4,373,524	Ps.	966,384

In 2003, the Company entered into debt assignment agreements, through these agreements the Company assumed debt with CODUSA, denominated in Mexican pesos and U.S. dollars, originally due from TITAN and Compañía Papelera de Atenquique, S. A. de C. V., affiliated companies. The accounts payable and receivable bear interest at 15% in Mexican pesos and 13.8% in U.S. dollars.

On July 1, 2003, the Company and TITAN entered into a lease agreement for the building where PAPELES Monterrey is located. The contract is for an undefined time period and establishes that the rent payment will be calculated by adding 1% to the expenses incurred by TITAN related to the building.

12.	Other expenses

	2003		2002		2001
Impairment of long-lived assets	Ps.	420,968	Ps.	351,429	Ps.
Severance payments due to reorganization		26,833
Other expenses – Net		5,788		19,235		21,515

	Ps.	453,589	Ps.	370,664	Ps.	21,515

13.	Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (“ISR”) and tax on assets (“IMPAC”). ISR takes into consideration the taxable and deductible effects of inflation.

The ISR rate was 35% in 2002 and 2001 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (“PTU”) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

IMPAC is calculated by applying a rate of 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The Company incurs ISR and IMPAC with CODUSA in the proportion that CODUSA owns the voting stock of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that CODUSA owns of its subsidiaries during the year. The tax results of the subsidiaries are at 60% of such proportion and the tax results of the holding company are also at 60%. Estimated payments of ISR and IMPAC of both CODUSA and its subsidiaries are made as if CODUSA did not file a consolidated tax return.

a.	ISR consists of the following:

	2003		2002		2001
Current	Ps.		Ps.		Ps.	(45,286)
Deferred		178,529		201,917		18,626

	Ps.	178,529	Ps.	201,917	Ps.	(26,660)

b.	The reconciliation of the statutory and effective ISR rates expressed as a percentage of income (loss) before ISR and PTU for the years ended December 31, 2003, 2002 and 2001 is:

	2003	2002	2001
Statutory rate	34.00%	35.00%	35.00%
(Deduct) add the effect of permanent differences other than inflation	(4.69%)	18.51%	(19.24%)
Deduct the effects of inflation	(0.21%)	(6.22%)	(4.90%)
Effect of change in statutory rate on deferred ISR	0.21%	7.20%
Change in valuation allowance for recoverable IMPAC and benefit of tax loss carryforwards	0.48%

Effective rate	29.79%	54.49%	10.86%

c.	At December 31, 2003 and 2002 the main items comprising the liability balance of deferred ISR are:

	2003		2002
Deferred ISR (asset) liability:
Property, plant and equipment	Ps.	595,249	Ps.	510,188
Inventories		45,465		68,706
Allowance for doubtful accounts		(2,153)		(596)
Accrued expenses		(21,516)		(496)
Deferred assets		3,250		3,804
Other – Net		3,726		(321)

Deferred ISR from temporary differences		624,021		581,285
Effect of tax loss carryforwards		(117,697)		(11,410)
Recoverable tax on assets		(9,296)		(6,438)

		497,028		563,437
Valuation allowance for the deferred ISR asset and recoverable tax on assets		7,993		5,135

Net long-term deferred ISR liability	Ps.	505,021	Ps.	568,572

d.	Due to deterioration in the circumstances used to assess the recovery of tax on assets paid in 2003 the valuation allowance for recoverable tax on assets was increased by Ps.2,858.

e.	At December 31, 2003 and 2002, the Company has taxable temporary and permanent differences related to deferred PTU, mainly inventories and property, plant and equipment, for which the deferred PTU liabilities were neither estimated nor recorded because the Company believes that they will not reverse due to the recurring nature of the related transactions.

f.	Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been partially recognized may be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are:

Year of	Tax Loss		Recoverable
Expiration	Carryforwards		IMPAC
2004	Ps.		Ps.	6,438
2012		35,656
2013		332,147		2,858

	Ps.	367,803	Ps.	9,296

g.	For the years ended December 31, 2003, 2002 and 2001, the change in excess (insufficiency) in restated stockholders’ equity, as shown in the accompanying statements of changes in stockholders’ equity, is presented net of the effect of the related deferred income tax of Ps.61,105, Ps.31,044 and Ps.2,342, respectively.

14.	Commitments

a.	The Company entered into a 74-month non-cancelable machinery and equipment operating lease agreement with CODUSA starting on May 25, 2001. The related lease expense for 2003, 2002 and 2001 amounted to Ps.22,354, Ps.14,909 and Ps.9,193, respectively. Minimum lease payments under this contract as a December 31, 2003 were as follows:

Amount
(In thousands of
Year	U.S. dollars)
2004	2,449
2005	2,449
2006	2,449
2007	1,943

9,290

b.	On June 24, 2002, CODUSA issued US$175 million in 13 3/4 Senior Notes due 2009. These notes are jointly and severally guaranteed on an unsecured basis by the Company. Additionally, upon the issuance of the notes, the Company also equally and ratably guaranteed the 2006 and 2008 Notes. The total amount guaranteed by the Company is US$487.1 million. Further, the Company is guarantor of other financing agreements for CODUSA in the amount of US$136.6 million. Since the last months of 2002, CODUSA is in default of interest and principal payments related to these financing agreements, and as described in Note 1, is currently in a restructuring process with it creditors.

15.	Contingencies

a.	Additional taxes payable could arise in transactions with nonresident related parties if the tax authority, during a review, believes that the prices and amounts used by the Company are not similar to those used with or between independent parties in comparable transactions.

b.	The Company has initiated an injunction against the Mexican tax authorities regarding the unconstitutionality of the Substitutive Tax of the Wage Credit. Management believes that the outcome of this process will be favorable to the Company, which represents a contingent asset of Ps.1,139.

16.	New accounting principles

In March 2003, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal” (“C-15”), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash flows, without requiring the discounting of such cash flows. However, since the present value of estimated future net cash flows from the use of this machinery is greater than its book value as of December 31, 2003, the Company estimates that the adoption of C-15 as of January 1, 2004, will not have any effects on its financial situation and results of operations.

In May 2003, the MIPA issued Bulletin C-12, “Financial Instruments of a Debt or Equity Nature or a Combination of Both” (“C-12”), whose application is mandatory for financial statements for periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the MIPA with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders’ equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders’ equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. Since the Company has not issued any financial instruments with characteristics of both debt and equity, management believes this new accounting principle will not have any effects on its financial situation and results of operations.

17.	Differences Between Mexican GAAP and US GAAP

The financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the net income (loss), stockholders’ equity and comprehensive income (loss) to US GAAP is presented in Note 18. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information”, of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The differences between Mexican GAAP and US GAAP included in the reconciliation that affect the financial statements of the Company are described below.

a.	Classification differences – Certain items require a different classification in the balance sheet or statement of operation under US GAAP. These include:

•	As explained in Note 5, under Mexican GAAP, advances to suppliers are recorded as inventories. Under US GAAP, advances to suppliers are classified as prepaid expenses.

•	The impairment of long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

b.	Restatement of imported fixed assets – As explained in Note 3.d, under Mexican GAAP, fixed assets of foreign origin have been restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate of the Mexican peso.

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission (“SEC”), which require that all machinery and equipment, both domestic and imported, be restated using Mexican inflation factors.

c.	Deferred income taxes and employee profit sharing – The Company follows SFAS No. 109, “Accounting for Income Taxes,” for US GAAP purposes, which differs from Mexican GAAP as follows:

•	Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP deferred taxes are based on the classification of the related asset or liability.

•	Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the statement of operations differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

•	Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turnaround within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.

•	The US GAAP adjustments to the accounting basis of assets and liabilities generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 13).

•	Under US GAAP, in view of the going-concern uncertainty, a full valuation allowance has been provided for all deferred tax assets not assured of realization.

The tax effects of temporary differences that generated deferred tax liabilities (assets) under US GAAP are as follows:

	2003		2002
Deferred ISR (asset) liability:
Property, plant and equipment	Ps.	501,974	Ps.	494,942
Inventories		45,465		70,981
Allowance for doubtful accounts		(2,153)		(596)
Accrued expenses		(21,516)		(146)
Deferred assets		3,250		3,985
Other – Net		3,726		(321)

Deferred ISR from temporary differences		530,746		568,845
Effect of tax loss carryforwards		(117,697)		(11,410)
Recoverable tax on assets		(9,296)		(6,438)

		403,753		550,997
Valuation allowance		126,993		17,848

Net long-term deferred ISR liability	Ps.	530,746	Ps.	568,845

     The changes in the balance of the deferred income taxes for the year under US GAAP are as follows:

	2003		2002
Balance at beginning of the year	Ps.	568,845	Ps.	631,114
Provision for the year		(110,489)		(62,269)
Increase due to merger		72,390

Balance at end of the year	Ps.	530,746	Ps.	568,845

     The tax effects of temporary differences that generated deferred profit sharing liabilities (assets) under US GAAP are as follows:

	2003		2002
Deferred employee profit sharing (asset) liability:
Property, plant and equipment	Ps.	148,384	Ps.	187,712
Inventories		14,208		21,509
Allowance for doubtful accounts		(673)		(188)
Acrued expenses		(6,608)		(135)
Other assets		1,016		1,207
Other – Net		(8,275)		4,817

Net deferred employee profit sharing liability	Ps.	148,052	Ps.	214,922

The changes in the balance of the deferred employee profit sharing liability for the year under US GAAP are as follows:

	2003		2002
Balance at beginning of the year	Ps.	214,922	Ps.	203,896
Provision for the year		(86,442)		11,026
Increase due to merger		19,572

Balance at end of the year	Ps.	148,052	Ps.	214,922

The deferred income tax and profit sharing classification in the condensed balance sheet as of December 31, 2003 and 2002 is as follows:

			2003
			Employee
	Income Tax		Profit Sharing		Total
Deferred asset:
Current	Ps.	(19,943)	Ps.	(16,604)	Ps.	(36,547)
Deferred liability:
Current		45,465		15,256		60,721
Long term		505,224		149,400		654,624

		550,689		164,656		715,345

Deferred liability, net	Ps.	530,746	Ps.	148,052	Ps.	678,798

			2002
			Employee
	Income Tax		Profit Sharing		Total
Deferred assets:
Current	Ps.	(1,064)	Ps.		Ps.	(1,064)
Long term				(321)		(321)

		(1,064)		(321)		(1,385)
Deferred liability:
Current		70,982		26,324		97,306
Long term		498,927		188,919		687,846

		569,909		215,243		785,152

Deferred liability, net	Ps.	568,845	Ps.	214,922	Ps.	783,767

d.	Employee retirement obligations – Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, “Labor Obligations”, which is substantially the same as US GAAP SFAS No. 87, “Employers’ Accounting for Pensions”.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums and pension plans.

The following sets forth the changes in benefit obligations, and the funded status of such plans for 2003 and 2002 reconciled with the amounts reported in the condensed balance sheets under US GAAP.

	2003		2002
Accumulated benefit obligation:	Ps.	2,239	Ps.	1,550

Projected benefit obligation at beginning of year	Ps.	1,965	Ps.	1,114
Service costs		113		247
Interest cost		60		92
Actuarial loss		474		686
Benefits paid				(174)

Projected benefit obligations at end of year	Ps.	2,612	Ps.	1,965

Amounts recognized in the balance sheets consist of:
Unfunded liability	Ps.	2,612	Ps.	1,965
Less- Unrecognized transition obligation and other		(723)		(606)

Net projected liability		1,889		1,359
Intangible asset		350		191

Liability recognized under US and Mexican GAAP	Ps.	2,239	Ps.	1,550

e.	Negative goodwill – Under Mexican GAAP, CODUSA recorded negative goodwill that arose from the acquisition of TITAN realized in prior years, which represents the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill was amortized into income over the period in which CODUSA integrated these operations into the entity.

Under US GAAP, such excess of the book value was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets) of TITAN.

As described in Note 1.b, PAPELES Monterrey was incorporated as a result of a spin-off of TITAN and subsequently was merged into the Company; consequently, the carrying value of its long-term assets recorded under Mexican GAAP differs from the US GAAP carrying values.

f.	Impairment of long-lived assets – For US GAAP purposes, beginning on January 1, 2002, the Company follows SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

For the year ended December 31, 2001, the Company followed SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. SFAS Nos. 144 and 121 provide criteria for when and under what circumstances an impairment loss (write-down) should be recorded and the manner in which the write-down should be measured. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS Nos. 144 and 121, the impairment criteria are met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. If it is determined that an asset is impaired, it is written down to its fair value.

The Company tested certain long-lived assets for recoverability in 2003 and 2002 in response to significant adverse changes in business climate occurring during these years (see Note 1.d). Under US GAAP, certain assets being evaluated for recoverability had lower book values than under Mexican GAAP and negative goodwill resulting from acquisitions has reduced the US GAAP carrying value of the assets. As such, in 2003 the impairment charge recorded under Mexican GAAP was greater than the impairment charge calculated under US GAAP. As a result, during 2003, the Company recognized an adjustment to US GAAP net income (loss) of Ps.8,976. Theses expenses relate primarily to machinery and equipment.

g.	Statement of cash flows – Under Mexican GAAP, the Company presents a statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented below excluding the effects of inflation.

h.	Summarized financial information under US GAAP – The condensed consolidated balance sheets as of December 31, 2003 and 2002, and the condensed statements of operations, changes in stockholders’ equity and cash flows for the three years ended December 31, 2003, 2002 and 2001, reflecting US GAAP adjustments, are presented below.

Condensed balance sheets:

	2003		2002
Total current assets	Ps.	4,149,865	Ps.	653,665
Property, plant and equipment – Net		1,685,179		1,982,181
Other assets – Net		14,755		14,859

Total assets	Ps.	5,849,799	Ps.	2,650,705

	2003		2002
Current liabilities	Ps.	4,641,369	Ps.	1,186,841
Total long-term liabilities		656,862		694,212

Total liabilities		5,298,231		1,881,053
Stockholders’ equity		551,568		769,652

Total liabilities and stockholders’ equity	Ps.	5,849,799	Ps.	2,650,705

     Condensed statements of operations:

	2003		2002		2001
Net sales	Ps.	1,113,343	Ps.	1,012,284	Ps.	1,099,594
Cost of sales and operating expenses		1,389,829		1,216,543		846,955

Income (loss) from operations		(276,486)		(204,259)		252,639
Net comprehensive financing (cost) income		(159,143)		(115,422)		51,988
Other expenses – Net		(32,621)		(19,236)		(21,518)
Income tax benefit		110,489		62,269		4,891

Net income (loss)	Ps.	(357,761)	Ps.	(276,648)	Ps.	288,000

Net income loss	Ps.	(357,761)	Ps.	(276,648)	Ps.	288,000
Excess (insufficiency) in restated stockholders’ equity		(8,198)		(9,800)		(50,911)

US GAAP comprehensive income (loss)	Ps.	(365,959)	Ps.	(286,448)	Ps.	237,089

     Changes in stockholders’ equity:

	2003		2002
Balance at beginning of the year	Ps.	769,652	Ps.	1,056,100
Net loss under US GAAP		(357,761)		(276,648)
Increase due to merger		147,875
Deficit from restatement		(8,198)		(9,800)

Balance at end of the year	Ps.	551,568	Ps.	769,652

     Condensed consolidated statements of cash flows:

	2003		2002		2001
Operating activities:
Net income (loss)	Ps.	(357,761)	Ps.	(276,648)	Ps.	288,000
Items that did not require (generate) resources		248,431		452,213		(40,837)
Changes in operating assets and liabilities		50,430		(39,715)		(142,362)

Net resources generated by (used in) operating activities		(58,900)		135,850		104,801
Financing activities:
Short-term and long-term debt – Net						125,172
Other financing activities						(253,589)

Net resources used in financing activities						(128,417)

Investing activities:
Acquisition of machinery and equipment		(7,570)		(1,975)		(44,806)
Other investing activities		66,339		(12,125)		140,025

Net resources generated by (used in) investing activities		58,769		(14,100)		95,219

Effect of inflation and exchange rate changes on cash				(124,094)		(69,942)

Increase (decrease) in cash		(131)		(2,344)		1,661
Balance at beginning of year		545		2,889		1,228

Balance at end of year	Ps.	414	Ps.	545	Ps.	2,889

Supplemental cash flow information:
Interest paid	Ps.		Ps.		Ps.
Income tax and tax on asset paid		400		21,006		986

	Ps.	400	Ps.	21,006	Ps.	986

18.	Reconciliation of Mexican GAAP to US GAAP

a.	Reconciliation of net income (loss) for the year

	2003		2002		2001
Net income (loss) under Mexican GAAP	Ps.	(420,616)	Ps.	(169,658)	Ps.	217,979
Deferred income taxes		(68,855)		(139,395)		29,786
Deferred employee statutory profit sharing expense		86,442		(11,026)		26,916
Purchase accounting adjustments:
Depreciation		1,540
Effect of fifth amendment to Bulletin B-10		25,624		43,431		13,319
Adjustment to fixed asset impairment		18,104

US GAAP net income (loss)	Ps.	(357,761)	Ps.	(276,648)	Ps.	288,000

Under US GAAP, the monetary position effect of the statement of operations adjustments is included in each adjustment, except for goodwill, which is non-monetary.

b.	Reconciliation of stockholders’ equity

	2003		2002
Total stockholders’ equity under Mexican GAAP	Ps.	1,016,828	Ps.	1,092,335
Deferred income taxes		(25,725)		(273)
Deferred employee statutory profit sharing		(148,052)		(214,922)
Purchase accounting adjustments:
Accumulated negative goodwill		(47,832)
Accumulated depreciation		15,151
Effect of fifth amendment to Bulletin B-10:
Fixed assets		(998,298)		(791,413)
Fixed assets accumulated depreciation		739,496		683,925

Total US GAAP stockholders’ equity	Ps.	551,568	Ps.	769,652

c.	Reconciliation of comprehensive income (loss)

	2003		2002		2001
Comprehensive loss under
Mexican GAAP	Ps.	(337,195)	Ps.	(247,727)	Ps.	(987)
US GAAP adjustments:
Net income (loss)		62,855		(106,990)		70,021
Result of holding non-monetary assets		(91,619)		68,269		168,055

Comprehensive income (loss)	Ps.	(365,959)	Ps.	(286,448)	Ps.	237,089

19.	Future impact of recently issued accounting standards under US GAAP not yet in effect

a.	SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” – In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 3, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

The provisions of this Statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

b.	FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) – In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

* * * * * *