Form 20-F/A
period 2003-12-31
CORPORACION DURANGO SA DE CV
filed 2004-07-23
CIK 925262

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Torre Corporativa Durango
Potasio 150
Ciudad Industrial
Durango, Durango, Mexico 34220
+52 (618) 814-1658
and
+52 (618) 814-2799

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class:	registered:
Series A Common Stock, without par value, or Series A Shares	New York Stock Exchange*
Ordinary Participation Certificates, or CPOs, each representing one Series A Share	New York Stock Exchange*
American Depositary Shares, or ADSs, each representing two CPOs	New York Stock Exchange
13 1/8% Senior Notes due 2006, or the 2006 notes	New York Stock Exchange
13 1/2% Senior Notes due 2008, or the 2008 notes	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the United States Securities and Exchange Commission.

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

PART III
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
Sec 302 Chief Executive Officer Certification
Sec 302 Chief Financial Officer Certification
Sec 906 Chief Executive Officer Certification
Sec 906 Chief Financial Officer Certification

EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, or the Original Form 20-F, as filed by Corporación Durango, S.A. de C.V., or our company, with the U.S. Securities and Exchange Commission on July 15, 2004 in the following ways:

•	to include the Reports of Independent Auditors relating to the consolidated financial statements of our company, as of and for the years ended December 31, 2003, 2002 and 2001;

•	to include the Reports of Independent Auditors relating to the financial statements of Compañía Papelera de Atenquique, S.A. de C.V., as of and for the years ended December 31, 2003, 2002 and 2001;

•	to include the Reports of Independent Auditors relating to the financial statements of Industrias Centauro, S.A. de C.V., as of and for the years ended December 31, 2003, 2002 and 2001;

•	to include the certifications applicable to foreign private issuers pursuant to Rules 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; and

•	to include the certifications applicable to foreign private issuers pursuant to Rules 13a-14(b)/15d-14(b) as required by Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     This Amendment No. 1 amends and restates in their entirety Items 18 and 19 of the Original Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was filed.

PART III

Item 18. Financial Statements.

     See pages F-1 to F-125, incorporated herein by reference.

Item 19. Exhibits.

Documents filed as exhibits to this annual report:

1.1	Bylaws of our company, as amended (English translation) (incorporated by reference to Exhibit 1.1 to our company’s annual report on Form 20-F filed on July 15, 2004)

2.1	Form of Indenture between CODUSA and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the 2006 notes (incorporated by reference from Registration Statement No. 333-13082 on Form F-1 filed on January 19, 2001)

2.2	First Supplemental Indenture, dated as of October 8, 2001, among CODUSA, GIDUSA and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the assumption by our company of CODUSA’s obligations under the 2006 notes and the indenture for the 2006 notes (incorporated by reference to Exhibit 2.3 to our company’s annual report on Form 20-F filed on June 12, 2002)

2.3	Second Supplemental Indenture, dated as of June 24, 2002 among our company, certain of our company’s subsidiaries and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the guarantee by certain of our subsidiaries of the 2006 notes (incorporated by reference to Exhibit 2.4 to our company’s annual report on Form 20-F filed on June 30, 2003)

2.4	Form of Indenture between CODUSA and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the 2009 notes (incorporated by reference to Exhibit 2.8 to our company’s annual report on Form 20-F filed on June 30, 2003)

2.5	First Supplemental Indenture, dated as of June 24, 2002, among our company, certain of our company’s subsidiaries and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A., and successor in such capacity to JPMorgan Chase Bank, f/k/a The Chase Manhattan Bank), relating to the guarantee by certain of our subsidiaries of the 2009 notes (incorporated by reference to Exhibit 2.9 to our company’s annual report on Form 20-F filed on June 30, 2003)

2.6	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument, other than the 2006 notes and the 2009 notes, does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the United States Securities and Exchange Commission upon request.

2.7	Form of Deposit Agreement among our company, The Bank of New York and owners and beneficial owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.8	Trust Agreement, dated November 24, 1989, between NAFIN, as grantor, and NAFIN, Trust Department, as CPO trustee, together with an English translation (incorporated by reference to Exhibit 4.4 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.9	Public Deed with respect to the CPOs, together with an English translation (incorporated by reference to Exhibit 4.5 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)

2.10	Instrument of Resignation, Appointment and Acceptance, dated as of February 5, 2003, among our company, Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, N.A.) and JPMorgan Chase Bank (f/k/a Chase Manhattan Bank), relating to the replacement of the trustee for our company’s 2003 notes, 2006 notes, 2008 notes and 2009 notes (incorporated by reference to Exhibit 2.17 to our company’s annual report on Form 20-F filed on June 30, 2003)

4.1	Securities Purchase Agreement, dated as of October 7, 2002, between our company and Operadora Omega Internacional, S.A. de C.V., relating to the sale of 100% of the total issued and outstanding capital stock and certain promissory notes of Durango Paper Company (incorporated by reference to Exhibit 4.1 to our company’s annual report on Form 20-F filed on June 30, 2003)

4.2	Asset Purchase Agreement, dated as of February 3, 2003, among our company, Titán and Empaques Moldeados de América Tecnologías, S.R.L. de C.V., relating to the sale of assets of our company’s molded pulp division (incorporated by reference to Exhibit 4.2 to our company’s annual report on Form 20-F filed on June 30, 2003)

4.3	Amendment No. 1, dated February 28, 2003, to the Asset Purchase Agreement, dated as of February 3, 2003, among our company, Titán and Empaques Moldeados de América Tecnologías, S.R.L. de C.V., relating to the sale of assets of our company’s molded pulp division (incorporated by reference to Exhibit 4.3 to our company’s annual report on Form 20-F filed on June 30, 2003)

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our company’s annual report on Form 20-F filed on July 15, 2004)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

CORPORACIÓN DURANGO, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Chief Financial Officer

Date: July 22, 2004

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

1

Report of Independent Registered Public
Accounting Firm to the Board of Directors
and Stockholders of
Corporación Durango, S. A. de C. V.

We have audited the accompanying consolidated balance sheet of Corporación Durango, S. A. de C. V. and subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements present fairly, in all material respects, the financial position of Corporación Durango, S. A. de C. V. and subsidiaries as of December 31, 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders’ equity and net loss as of and for the year ended December 31, 2003 to the extent summarized in Note 25.

The accompanying consolidated financial statements as of December 31, 2003 and for the year then ended have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, since November 2002 the Company has failed to pay principal and interest of certain obligations, and therefore the Company reclassified most of its debt as short-term. In addition, during 2003 and 2002 the Company has incurred significant consolidated net losses, and since 2001 its operating margin has declined substantially. As of December 31, 2003 and 2002, the Company had negative working capital and is experiencing severe liquidity problems. Furthermore, as discussed in Note 23, the Company estimates that upon the adoption of Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal”, whose application is mandatory for fiscal years beginning on or after January 1, 2004, a charge to results of operations for the year 2004 of Ps.621,619, net of deferred income tax, will be required, which will additionally reduce its stockholders’ equity. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters, as well as its plan of restructuring, are described in Note 1; however, this plan has not been completed. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and to restructure its debt. The accompanying financial statements do not include any additional adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern.

The accompanying financial statements have been translated into English for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Claudia Leticia Rizo Navarro

April 30, 2004
(June 28, 2004 as to Notes 1.e, 24, 25, 26 and 27)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico, D. F., April 25, 2003, except with respect to the restatement to constant pesos as
December 31, 2003 and Note 18 as to which the date is July 13, 2004.

To the Board of Directors and Shareholders of
Corporación Durango, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of Corporación Durango, S.A. de C.V. and subsidiaries (formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries), as of December 31, 2002 and the related consolidated statements of income, of changes in shareholders’ equity and of changes in financial position for each of the two years in the period ended December 31, 2002, which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) as well as generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporación Durango, S. A. de C. V. and subsidiaries (formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries), as of December 31, 2002 and the consolidated results of their operations, the changes in their shareholders’ equity and the changes in their financial position for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United Sates of America would have affected the determination of consolidated net income (loss) for each of the two years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity as of December 31, 2002, to the extent summarized in Note 25 to the consolidated financial statements.

1.	The accompanying financial statements have been prepared considering the Company will continue as a going concern, which assumes that assets will be realized and liabilities will be settled in the normal course of business operations. As mentioned in Note 10, the Company has significant bank loans and bondholder debt, which requires, aside from compliance with a number of financial ratios, compliance with prompt payment upon maturity of capital and interest. As a result of both internal and external market and economic factors, in the last quarter of the 2002, the Company experienced a significant reduction in cash flow, which resulted in the inability to pay capital and interest related to certain obligations which matured in November and December 2002. As a result of these factors, the Company reclassified several bank loans as short-term debt as the Company was in default with its bank creditors and bondholders. The Company’s current financial situation raises substantial doubt about its ability to continue as a going concern.

As a consequence, the Company shows negative working capital at December 31, 2002, amounting to $6,181,158 thousand, and a net loss of $3,738,924 thousand in the period ended December 31, 2002. Due to the above-mentioned financial and operating deterioration, the Company’s ability to continue operating as a going concern will depend on management’s ability to generate profits, obtain waivers from its creditors and/or renegotiate the bank and bond debts or obtain new financing. The accompanying financial statements include no adjustment pertaining to the recoverability and classification of the amounts recorded as assets and the amounts and classification of the liabilities that may become necessary in the event that the Company is unable to continue in operation as a going concern. Management’s plans in this regard are mentioned in Note 1.

2.	As mentioned in Note 19.b, the Company sold the shares of Durango Paper Co. to Operadora Omega, S.A de C.V. (related party) in October 2002, with the effects mentioned in that note.

3.	As mentioned in Note 1.b, at the General Extraordinary Shareholders’ Meeting held on October 8, 2001, the shareholders approved the merger of Corporación Durango, S.A. de C.V. (“CODUSA”) into its subsidiary Grupo Industrial Durango, S.A. de C.V. (“GIDUSA”). The merger was effective for financial reporting purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporación Durango, S.A de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of all of the outstanding shares in CODUSA for shares in GIDUSA, which name was changed on the same date to Corporación Durango, S.A. de C.V.

PricewaterhouseCoopers

/s/ Rafael Maya Urosa

Rafael Maya Urosa
Public Accountant

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

Condensed consolidating balance sheet
As of December 31, 2003

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Cash and temporary investments	Ps.	411	Ps.	1,751	Ps.	527,527	Ps.	120,266	Ps.		Ps.	649,955
Due from related parties		6,569,031		4,042,965		4,854,618		2,477,967		(17,930,298)		14,283
Other current assets		83,586		363,127		1,746,666		1,125,780		(317,533)		3,001,626
Investment in shares of subsidiaries and/or affiliated companies		6,875,417				246,028		2,299,829		(9,421,274)
Property, plant and equipment – Net		401,552		3,422,988		3,282,127		4,234,459				11,341,126
Other assets		889,726		75,027		383,230		203,049		(600,348)		950,684

Total assets	Ps.	14,819,723	Ps.	7,905,858	Ps.	11,040,196	Ps.	10,461,350	Ps.	(28,269,453)	Ps.	15,957,674

Due to related parties	Ps.	3,864,966	Ps.	4,820,656	Ps.	8,252,532	Ps.	1,216,928	Ps.	(18,155,082)	Ps.
Other current liabilities		9,379,240		453,509		473,571		1,559,178		(317,826)		11,547,672
Total long-term liabilities		42,480		933,352		1,158,209		1,275,496		(600,348)		2,809,189

Total liabilities		13,286,686		6,207,517		9,884,312		4,051,602		(19,073,256)		14,356,861

Capital stock		4,742,288		4,614,832		3,811,539		12,519,089		(20,945,460)		4,742,288
Additional paid-in capital		1,387,056				664				(664)		1,387,056
Other stockholders’ equity accounts		(4,596,307)		(2,916,491)		(2,656,319)		(6,109,341)		11,682,151		(4,596,307)

Majority stockholder’ equity		1,533,037		1,698,341		1,155,884		6,409,748		(9,263,973)		1,533,037
Minority stockholders’ equity in consolidated subsidiaries										67,776		67,776

Total stockholders’ equity		1,533,037		1,698,341		1,155,884		6,409,748		(9,196,197)		1,600,813

Total liabilities and stockholders’ equity	Ps.	14,819,723	Ps.	7,905,858	Ps.	11,040,196	Ps.	10,461,350	Ps.	(28,269,453)	Ps.	15,957,674

Majority stockholders’ equity under Mexican GAAP	Ps.	1,533,037	Ps.	1,698,341	Ps.	1,155,884	Ps.	6,409,748	Ps.	(9,263,973)	Ps.	1,533,037
US GAAP adjustments:
Deferred income taxes		(704,034)		(267,420)		66,294		211,366				(693,794)
Deferred employee profit sharing				(348,502)		(289,522)		(176,313)				(814,337)
Purchase accounting adjustments:
Accumulated negative goodwill		(1,787,416)		(90,055)		501,495		(2,302,934)		(411,440)		(4,090,350)
Accumulated depreciation		367,863		28,526		(42,852)		425,254		14,327		793,118
Effect of fifth amendment of Bulletin B-10:
Fixed assets		90,617		400,866		720,904		1,632,767				2,845,154
Fixed assets accumulated depreciation		(12,913)		93,930		113,106		(1,905,148)				(1,711,025)
Repurchase of Yankee Bonds:
Loss on extinguishment of Yankee Bonds		(33,516)										(33,516)
Accumulated amortization		30,701										30,701
Debt issuance costs:
Reversal of capitalized debt issuance costs		(114,704)										(114,704)
Accumulated amortization		60,030										60,030
Capitalization of financing cost:
Capitalization of financing cost		12,133						60,557				72,690
Accumulated amortization		(222)						(1,180)				(1,402)
Adjustment to fixed asset impairment								934,393				934,393
Deferred start-up and research and development costs				(11,592)		(68,618)		68,618				(11,592)
Investment in subsidiaries		(634,084)				(92,890)				726,974
Effect of US GAAP adjustments on minority interest						4		9,085				9,089

Total US GAAP stokholders’ equity (deficit)	Ps.	(1,192,508)	Ps.	1,504,094	Ps.	2,063,805	Ps.	5,366,213	Ps.	(8,934,112)	Ps.	(1,192,508)

Condensed consolidating statement of operations
For the year ended December 31, 2003

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Net sales	Ps.		Ps.	1,742,112	Ps.	3,736,352	Ps.	3,919,583	Ps.	(2,567,019)	Ps.	6,831,028
Cost of sales and operating expenses		5,306		1,744,040		3,368,810		4,061,826		(2,655,334)		6,524,648

Income (loss) from operations		(5,306)		(1,928)		367,542		(142,243)		88,315		306,380
Net comprehensive financing cost		(517,496)		(216,443)		(650,896)		(140,325)		(73,019)		(1,598,179)
Other income (expenses) – Net		(124,079)		(492,814)		25,255		(827,564)		(91,987)		(1,511,189)
Income tax and employee statutory profit sharing expense		233,708		163,785		168,736		(494,975)		(73,203)		(1,949)
Equity in losses of subsidiaries and/or affiliated companies		(2,978,520)		(1,756)		(109,957)		(912,723)		4,002,956

Loss from continuing operations		(3,391,693)		(549,156)		(199,320)		(2,517,830)		3,853,062		(2,804,937)
Discontinued operations – Net		43,357				(188,577)		(507,786)		103,771		(549,235)

Consolidated net loss	Ps.	(3,348,336)	Ps.	(549,156)	Ps.	(387,897)	Ps.	(3,025,616)	Ps.	3,956,833	Ps.	(3,354,172)

Net income (loss) corresponding to majority interest under Mexican GAAP	Ps.	(3,348,336)	Ps.	(549,156)	Ps.	(387,897)	Ps.	(3,024,297)	Ps.	3,961,350	Ps.	(3,348,336)
US GAAP adjustments:
Deferred income taxes		227,681		(81,296)		58,978		(140,484)				64,879
Deferred employee profit sharing				77,727		219,442		(43,901)				253,268
Purchase accounting adjustments:
Depreciation		58,320		2,900		(16,325)		98,605		13,426		156,926
Reversal of loss on sales of discontinued operations								71,372				71,372
Effect of fifth amendment to Bulletin B-10		(1,472)		4,520		(22,744)		(47,662)				(67,358)
Loss on extinguishment of Yankee Bonds		14,717										14,717
Debt issuance costs		29,962										29,962
Capitalization of financing cost		11,910										11,910
Adjustment to fixed asset impairment				25,624				230,901				256,525
Adjustment to loss on sale of subsidiary		246,380										246,380
Deferred start-up and research and development costs				3,241				89,817				93,058
Investments in subsidiaries		540,907								(540,907)
Effect of US GAAP adjustments on minority interest						787		(4,021)				(3,234)

Net loss for the year under US GAAP	Ps.	(2,219,931)	Ps.	(516,440)	Ps.	(147,759)	Ps.	(2,769,670)	Ps.	3,433,869	Ps.	(2,219,931)

Condensed consolidating statement of changes in financial position
For the year ended December 31, 2003

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Loss from continuing operations	Ps.	(3,391,693)	Ps.	(549,156)	Ps.	(199,320)	Ps.	(2,517,830)	Ps.	3,853,062	Ps.	(2,804,937)
Items that did not require (generate) resources		2,567,047		431,343		961,491		2,216,980		(4,617,452)		1,559,409
Changes in operating assets and liabilities		2,541,695		81,930		(1,251,476)		(883,514)		493,727		982,362
Discontinued operations and extraordinary loss		43,357				(654,498)		328,637		103,772		(178,732)

Net resources used in (generated by) operating activities		1,760,406		(35,883)		(1,143,803)		(855,727)		(166,891)		(441,898)

Financing activities:
Short-term and long-term debt – Net		141,333		(2,020)		(14,001)		(272,806)				(146,570)
Other financing activities								90,737				90,737

Net resources generated by (used in) financing activities		141,333		(2,020)		(14,001)		(182,069)				(55,833)

Investing activities:
Acquisition of machinery and equipment				39,836		(30,810)		(33,270)		(82,475)		(106,719)
Sale of (investment in) subsidiaries		(2,026,698)				1,094,841		719,986		211,871
Revenues from sale of discontinued operations						612,582		312,038				924,620
Other investing activities		123,432		(869)		(498)		(66,465)		36,571		92,171

Net resources generated by (used in) investing activities		(1,903,266)		38,967		1,676,115		932,289		165,967		910,072

Increase (decrease) in cash and temporary investments:		(1,527)		1,064		518,311		(105,507)				412,341
Balance at beginning of year		1,938		687		9,216		225,773				237,614

Balance at end of year	Ps.	411	Ps.	1,751	Ps.	527,527	Ps.	120,266	Ps.		Ps.	649,955

Condensed consolidating statements of cash flow
For the year ended December 31, 2003

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income (loss) from continuing operations	Ps.	(2,713,251)	Ps.	(516,440)	Ps.	40,818	Ps.	(2,263,203)	Ps.	3,325,581	Ps.	(2,126,495)
Items that did not require (generate) resources		2,496,225		403,411		781,238		2,353,907		(4,645,147)		1,389,634
Changes in operating assets and liabilities		1,640,136		74,253		(1,344,681)		(1,257,301)		1,501,759		614,166
Discontinued operations and extraordinary loss		493,320				(654,498)		315,941		(346,191)		(191,428)

Net resources generated by (using in) operating activities		1,916,430		(38,776)		(1,177,123)		(850,656)		(163,998)		(314,123)

Financing activities:
Short-term and logn-term debt – Net		(118,075)		(1,648)		(13,449)		(272,806)				(405,978)

Net resources generateb by (used in) financing activities		(118,075)		(1,648)		(13,449)		(272,806)				(405,978)

Investing activities:
Acquisition of machinery and equipment				(31,295)		(42,154)		(33,270)				(106,719)
Sale of (investment in) subsidiaries		(2,026,698)				1,094,841		719,986		211,871
Income for sale of discontinued operations						612,582		312,038				924,620
Other investing activities		123,432		72,783		10,294		(66,465)		(47,873)		92,171

Net resources generate by (used in) investing activities		(1,903,266)		41,488		1,675,563		932,289		163,998		910,072

Effect of inflation and exchange rate changes on cash and cash equivalents		103,384						90,737				194,121

Increase (decrease) in cash and temporary investments		(1,527)		1,064		484,991		(100,436)				384,092
Balance at beginning of year		1,938		687		42,536		220,702				265,863

Balance end of year	Ps.	411	Ps.	1,751	Ps.	527,527	Ps.	120,266	Ps.		Ps.	649,955

Condensed consolidating balance sheet
As of December 31, 2002

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Cash and temporary investments	Ps.	1,938	Ps.	687	Ps.	9,216	Ps.	225,773	Ps.		Ps.	237,614
Due from related parties		6,052,389		417,818		1,132,011		732,268		(8,143,179)		191,307
Other current assets		14,947		389,643		1,541,235		1,444,715		(119,826)		3,270,714
Investment in shares of subsidiaries and/or affiliated companies		6,894,009		140,286		350,484				(7,384,779)
Property, plant and equipment – Net		450,476		3,364,157		3,592,495		4,623,384				12,030,512
Other assets		753,730		85,239		898,799		953,670		(348,439)		2,342,999

Total assets	Ps.	14,167,489	Ps.	4,397,830	Ps.	7,524,240	Ps.	7,979,810	Ps.	(15,996,223)	Ps.	18,073,146

Due to related parties	Ps.	1,640,314	Ps.	1,221,948	Ps.	4,233,861	Ps.	158,879	Ps.	(7,239,412)	Ps.	5,590
Other current liabilities		7,855,482		304,323		1,212,886		1,514,269		(1,011,757)		9,875,203
Total long term-liabilities		103,658		921,491		1,341,151		1,535,327		(348,442)		3,553,185

Total liabilities		9,599,454		2,447,762		6,777,898		3,208,475		(8,599,611)		13,433,978

Capital stock		4,857,963		4,289,289		1,717,076		3,336,226		(9,342,591)		4,857,963
Treasury stock		(115,675)										(115,675)
Additional paid-in capital		1,387,056										1,387,056
Other stockholders’ equity accounts		(1,561,309)		2,339,221		(1,107,651)		1,831,303		1,615,569		(1,561,309)

Majority stockholders’ equity		4,568,035		1,950,068		609,425		5,167,529		(7,727,022)		4,568,035
Minority stockholders’ equity in consolidated subsidiaries						136,917		(396,194)		330,410		71,133

Total stockholders’ equity		4,568,035		1,950,068		746,342		4,771,335		(7,396,612)		4,639,168

Total liabilities and stockholders’ equity	Ps.	14,167,489	Ps.	4,397,830	Ps.	7,524,240	Ps.	7,979,810	Ps.	(15,996,223)	Ps.	18,073,146

Majority stockholders’ equity under Mexican GAAP	Ps.	4,568,035	Ps.	1,950,068	Ps.	609,425	Ps.	5,167,529	Ps.	(7,727,022)	Ps.	4,568,035
US GAAP adjustments:
Deferred income taxes		(503,321)		(286,499)		(535,611)		361,087				(964,344)
Deferred employee profit sharing				(406,657)		(531,423)		(129,525)				(1,067,605)
Purchase accounting adjustments:
Accumulated negative goodwill		(1,787,417)				411,440		(3,021,978)		(411,439)		(4,809,394)
Accumulated depreciation		309,543				(901)		442,415		901		751,958
Effect of fifth amendment of Bulletin B-10:
Fixed assets		58,806		587,662		638,068		2,402,607				3,687,143
Fixed assets accumulated depreciation		(5,013)		92,502		200,477		(1,725,682)				(1,437,716)
Repurchase of Yankee Bonds:
Loss on extinguishment of Yankee Bonds		(33,516)										(33,516)
Accumulated amortization		15,984										15,984
Debt issuance costs:
Reversal of capitalized debt issuance costs		(114,704)										(114,704)
Accumulated amortization		30,068										30,068
Capitalization of financing cost:
Capitalization of financing cost								60,557				60,557
Accumulated amortization								(1,180)				(1,180)
Effect of restatement of prior year amounts per Bulletin B-15		(32,987)						(32,987)		32,987		(32,987)
Adjustment to fixed asset impairment								776,744				776,744
Adjustment to loss on sale of subsidiary		(246,380)										(246,380)
Deferred start-up and research and development costs				(14,833)		(68,619)		(21,198)				(104,650)
Investment in subsidiaries		(1,168,762)				(92,890)				1,261,652
Effect of US GAAP adjustments on minority interest						4		12,319				12,323

Total US GAAP stockholders’ equity	Ps.	1,090,336	Ps.	1,922,243	Ps.	629,970	Ps.	4,290,708	Ps.	(6,842,921)	Ps.	1,090,336

Condensed consolidating statement of operations
For the year ended December 31, 2002

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Net sales	Ps.		Ps.	1,564,591	Ps.	3,607,396	Ps.	4,986,348	Ps.	(2,033,838)	Ps.	8,124,497
Cost of sales and operating expenses		11,853		1,380,580		3,158,770		3,138,069		(61,401)		7,627,871

Income (loss) from operations		(11,853)		184,011		448,626		1,848,279		(1,972,437)		496,626
Net comprehensive financing cost		(199,383)		(199,903)		(850,277)		(343,888)		(88,418)		(1,681,869)
Other expenses – Net		(1,467,376)		(429,245)		(106,984)		(1,080,787)		(42,570)		(3,126,962)
Income tax and employee statutory profit sharing expense		406,905		270,147		239,568		(240,479)				676,141
Equity in income (losses) of subsidiaries and/or affiliated companies		(2,470,462)		(48,092)		(44,963)				2,563,517

Loss from continuing operations		(3,742,169)		(223,082)		(314,030)		183,125		460,092		(3,636,064)
Discontinued operations – Net						(29,695)		(159,970)		86,805		(102,860)

Consolidated net income (loss)	Ps.	(3,742,169)	Ps.	(223,082)	Ps.	(343,725)	Ps.	23,155	Ps.	546,897	Ps.	(3,738,924)

Net income (loss) corresponding to majority interest under Mexican GAAP	Ps.	(3,742,169)	Ps.	(223,082)	Ps.	(343,725)	Ps.	23,155	Ps.	546,897	Ps.	(3,738,924)
US GAAP adjustments:
Deferred income taxes		(520,932)		(152,409)		537,650		(632,876)		135,396		(633,171)
Deferred employee profit sharing				(12,139)		220,577		(267,733)		11,026		(48,269)
Purchase accounting adjustments:
Depreciation		46,371						110,555				156,926
Effect of fifth amendment to Bulletin B-10		(1,381)		26,663		(4,522)		(41,378)		(43,432)		(64,050)
Reversal of loss on sale of fixed assets		(128,108)										(128,108)
Loss on extinguishment of Yankee Bonds		14,717										14,717
Debt issuance costs		(2,734)										(2,734)
Capitalization of financing cost								32,439				32,439
Equity swaps								(50,875)				(50,875)
Adjustment to fixed asset impairment								776,744				776,744
Adjustment to loss on sale of subsidiary		1,539,564										1,539,564
Adjustment to loss on sale of an affiliated company				88,027						(88,027)
Deferred start-up and research and development costs				(14,833)		(68,618)		(21,199)				(104,650)
Equity swaps		(50,875)						50,875
Effect of restatement fo prior year amounts per Bulletin B-15		55,472				(59,855)		19,258		40,597		55,472
Equity income of affiliated company		582,985				(33,428)				(549,557)
Effect of US GAAP adjustments on minority interest						(10,663)		1,737		(3,245)		(12,171)

Net income (loss) for the year under US GAAP	Ps.	(2,207,090)	Ps.	(287,773)	Ps.	237,416	Ps.	702	Ps.	49,655	Ps.	(2,207,090)

Condensed consolidating statement of changes in financial position
For the year ended December 31, 2002

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income (loss) from continuing operations	Ps.	(3,742,169)	Ps.	(223,082)	Ps.	(314,030)	Ps.	183,125	Ps.	460,092	Ps.	(3,636,064)
Items that did not require (generate) resources		3,585,529		296,363		119,105		1,541,576		(2,431,665)		3,110,908
Changes in operating assets and liabilities		131,797		(51,460)		(777,345)		(917,932)		1,852,915		237,975
Discontinued operations and extraordinary loss						(37,717)		50,804		116,500		129,587

Net resources generated by (used in) operating activities		(24,843)		21,821		(1,009,987)		857,573		(2,158)		(157,594)

Financing activities:
Short-term and long-term debt – Net		1,338,626		(1,217)		25,704		(478,163)				884,950
Other financing activities						(963)		(37,491)		2,158		(36,296)

Net resources generated by (used in) financing activities		1,338,626		(1,217)		24,741		(515,654)		2,158		848,654

Investing activities:
Acquisition of machinery and equipment				(11,512)		71,629		(519,672)				(459,555)
Sale of (investment in) subsidiaries		(1,292,454)				1,065,575		13,980				(212,899)
Other investing activities		(357,244)		(11,888)		(155,415)		206,374				(318,173)

Net resources generated by (used in) investing activities		(1,649,698)		(23,400)		981,789		(299,318)				(990,627)

Increase (decrease) in cash and temporary investments:		(335,915)		(2,796)		(3,457)		42,601				(299,567)
Balance at beginning of year		337,853		3,483		12,673		183,172				537,181

Balance at end of year	Ps.	1,938	Ps.	687	Ps.	9,216	Ps.	225,773	Ps.		Ps.	237,614

Condensed consolidating statement of cash flow
For the year ended December 31, 2002

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income (loss) from continuing operations	Ps.	(2,207,090)	Ps.	(287,773)	Ps.	273,280	Ps.	561,380	Ps.	(37,150)	Ps.	(1,697,353)
Items that did not require (generate) resources		4,851,246		463,912		(748,420)		(4,312,512)		1,860,000		2,114,226
Changes in operating assets and liabilities		(953,206)		(10,312)		1,469,692		1,883,665		(1,907,497)		482,342
Discontinued operations and extraordinary loss						(35,864)		(560,678)		86,805		(509,737)

Net resources generated by (used in) operating activities		1,690,950		165,827		958,688		(2,428,145)		2,158		389,478

Financing activities:
Short-term and long-term debt – Net		349,215		(1,124)		26,970		1,047,353				1,422,414
Other financing activities				371		(1,515,081)		1,466,841		(2,158)		(50,027)

Net resources generateb by (used in) financing activities		349,215		(753)		(1,488,111)		2,514,194		(2,158)		1,372,387

Investing activities:
Acquisition of machinery and equipment				(10,201)		(245,745)		(212,818)				(468,764)
Other investing activities		(2,244,666)		1,858		687,009		576,256				(979,543)

Net resources generated by (used in) investing activities		(2,244,666)		(8,343)		441,264		363,438				(1,448,307)

Effect of inflation and exchange rate changes on cash and temporary investment		(132,351)		(159,527)		118,020		(389,738)				(563,596)

Increase (decrease) in cash and temporary investments		(336,852)		(2,796)		29,861		59,749				(250,038)
Balance at beginning of year		338,790		3,483		12,675		160,953				515,901

Balance end of year	Ps.	1,938	Ps.	687	Ps.	42,536	Ps.	220,702	Ps.		Ps.	265,863

Condensed consolidating statement of operations
For the year ended December 31, 2001

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Net sales	Ps.		Ps.	1,352,425	Ps.	3,745,950	Ps.	6,440,346	Ps.	(763,418)	Ps.	10,775,303
Cost of sales and operating expenses		(102,692)		1,132,273		3,244,838		4,847,443		635,388		9,757,250

Income from operations		102,692		220,152		501,112		1,592,903		(1,398,806)		1,018,053
Net comprehensive financing cost		643,648		30,521		(677,479)		(320,636)		(86,490)		(410,436)
Other expenses – Net		72,812		(27,620)		(23,536)		503,079		(48,305)		476,430
Income tax and employee statutory profit sharing expense		(216,340)		71,497		74,184		17,194				(53,465)
Equity in income (losses) of subsidiaries and/or affiliated companies		258,502		38,213		151,851		(496,300)		47,734

Income from continuing operations		861,314		332,763		26,132		1,296,240		(1,485,867)		1,030,582
Discontinued operations – Net						52,738		36,408		63,722		152,868
Extraordinary loss				(164,203)				(153,744)				(317,947)

Consolidated net income	Ps.	861,314	Ps.	168,560	Ps.	78,870	Ps.	1,178,904	Ps.	(1,422,145)	Ps.	865,503

Net income (loss) corresponding to majority interest under US GAAP	Ps.	861,314	Ps.	168,560	Ps.	78,870	Ps.	1,178,904	Ps.	(1,422,145)	Ps.	865,503
US GAAP adjustments:
Deferred income taxes		(19,085)		19,237		(51,358)		(219,472)		(29,785)		(300,463)
Deferred employee profit sharing				49,314		48,536		(55,544)		(26,917)		15,389
Purchase accounting adjustments:
Amortization of negative goodwill								(467,036)				(467,036)
Depreciation		46,370						126,978				173,348
Reversal of loss on fixed assets								128,108				128,108
Effect of fifth amendment to Bulletin B-10		(1,864)		2,243		3,075		(54,659)		(13,320)		(64,525)
Loss on extinguishment of Yankee Bonds		(32,250)										(32,250)
Debt issuance costs		(81,901)										(81,901)
Capitalization of financing cost								26,939				26,939
Effect of restatement of prior year amounts per Bulletin B-15		942				19,265		(34,404)		5,475		(8,722)
Investment in subsidiaries		(524,605)								524,605
Equity income of affiliated company				21,707						(21,707)
Effect of US GAAP adjustments on minority interest						(1,134)		(146)		(4,189)		(5,469)

US GAAP net income (loss)	Ps.	248,921	Ps.	261,061	Ps.	97,254	Ps.	629,668	Ps.	(987,983)	Ps.	248,921

Condensed consolidating statements of changes in financial position
For the year ended December 31, 2001

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		owned		owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income from continuing operations	Ps.	861,314	Ps.	332,763	Ps.	26,132	Ps.	1,296,240	Ps.	(1,485,867)	Ps.	1,030,582
Items that did not require (generate) resources		(80,329)		(49,394)		(45,626)		(196,494)		207,651		(164,192)
Changes in operating assets and liabilities		(458,043)		(79,812)		285,892		693,122		(75,345)		365,814
Discontinued operations and extraordinary loss				(164,203)		52,737		(155,349)		63,722		(203,093)

Net resources generated by operating activities		322,942		39,354		319,135		1,637,519		(1,289,839)		1,029,111

Financing activities:
Short-term and long-term debt – Net		119,085		(133,996)		88,870		(745,797)				(671,838)
Other financing activities		—		(1,264)				121,874		1,264		121,874

Net resources generated by (used in) financing activities		119,085		(135,260)		88,870		(623,923)		1,264		(549,964)

Investing activities:
Acquisition of machinery and equipment		(114,204)		97,616		(328,225)		(501,836)				(846,649)
Sale of (investment in) subsidiaries		1,136,247				(88,377)				(1,047,870)
Other investing activities		(1,175,242)						(1,112,111)		2,336,445		49,092

Net resources generated by (used in) investing activities		(153,199)		97,616		(416,602)		(1,613,947)		1,288,575		(797,557)

Increase (decrease) in cash and temporary investments:		288,828		1,710		(8,597)		(600,351)				(318,410)
Balance at beginning of year		49,025		1,773		21,270		783,523				855,591

Balance at end of year	Ps.	337,853	Ps.	3,483	Ps.	12,673	Ps.	183,172	Ps.		Ps.	537,181

Condensed consolidating statement of cash flow
For the year ended December 31, 2001

			Guarantor subsidiaries
			Non-wholly		Wholly		Non-guarantor
	CODUSA		Owned		Owned		subsidiaries		Eliminations		Consolidated
Operating activities:
Income (loss) from continuing operations	Ps.	248,921	Ps.	261,061	Ps.	97,253	Ps.	646,406	Ps.	(987,983)	Ps.	265,658
Items that did not require (generate) resources		192,525		(168,849)		(156,493)		714,750		(272,706)		309,227
Changes in operating assets and liabilities		(489,291)		16,756		636,608		1,071,317		(548,608)		686,782
Discontinued operations								(16,737)				(16,737)

Net resources generated by (used in) operating activities		(47,845)		108,968		577,368		2,415,736		(1,809,297)		1,244,930

Financing activities:
Short-term and long-term debt – Net		(32,719)		123,921		(115,133)		(768,595)				(792,526)
Other financing activities				(254,853)		253,589		(234,650)		1,264		(234,650)

Net resources generated by (used in) financing activities		(32,719)		(130,932)		138,456		(1,003,245)		1,264		(1,027,176)

Investing activities:
Acquisition of machinery and equipment		(114,204)		(58,731)		(390,513)		(369,501)				(932,949)
Other investing activities		68,043		176,287		(1,936)		(1,643,354)		1,808,033		407,073

Net resources generated by (used in) investing activities		(46,161)		117,556		(392,449)		(2,012,855)		1,808,033		(525,876)

Effect of inflation and exchange rate changes on cash and temporary investments		416,490		(93,882)		(331,970)		(4,249)				(13,611)

Increase (decrease) in cash and temporary investments		289,765		1,710		(8,595)		(604,613)				(321,733)
Balance at beginning of year		49,025		1,773		21,270		765,566				837,634

Balance at end of year	Ps.	338,790	Ps.	3,483	Ps.	12,675	Ps.	160,953	Ps.		Ps.	515,901

* * * * * *

Report of Independent Registered Public
Accounting firm to the Board of Directors and
Stockholders of Compañía Papelera de
Atenquique, S. A. de C. V.

We have audited the accompanying balance sheet of Compañía Papelera de Atenquique, S. A. de C. V., formerly Compañía Industrial de Atenquique, S. A. de C. V. (the “Company”), a 98% owned subsidiary of Corporación Durango, S. A. de C. V. (“CODUSA”), as of December 31, 2003, and the related statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements present fairly, in all material respects, the financial position of Compañía Papelera de Atenquique, S. A. de C. V. as of December 31, 2003, and the results of its operations, changes in its stockholders’ equity and changes in its financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders’ equity and net loss as of and for the year ended December 31, 2003 to the extent summarized in Note 20.

The accompanying financial statements as of December 31, 2003 and for the year then ended have been prepared assuming that the Company will continue as a going concern. As described in Note 2.c to the financial statements, during 2003, 2002 and 2001 the Company incurred significant net losses, and during 2003 had an operating loss. As of December 31, 2003 and 2002, the Company had negative working capital and, like CODUSA, is experiencing severe liquidity problems. Additionally, as mentioned in Note 16.a to the financial statements, the Company is guarantor of several financing agreements granted to CODUSA totaling US$599.5 million. Since November 2002 CODUSA has failed to comply with the payments of interest and principal related to such financing agreements and, as described in Note 1 to the financial statements, is currently in a debt restructuring process with its creditors. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans related to these matters and the description of CODUSA’s plan of restructuring are described in Note 1; however, this plan has not been completed. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and the restructuring of CODUSA’s debt. The accompanying financial statements do not include any adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern.

The accompanying financial statements have been translated into English for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Claudia Leticia Rizo Navarro

April 30, 2004
(June 28, 2004 as to Notes 1.f, 19, 20 and 21)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Guadalajara, Jal., March 8, 2003, except with respect to the restatement to constant pesos as of December 31, 2003 as to which the date is July 13, 2004.

To the Board of Directors and Shareholders of
Compañía Papelera de Atenquique, S. A. de C. V.
(formerly Compañía Industrial de Atenquique, S. A. de C. V.)

We have audited the accompanying combined balance sheet of Compañía Papelera de Atenquique, S. A. de C. V. and subsidiary (formerly Compañía Industrial de Atenquique, S. A. de C. V. and subsidiaries) and Papelera Heda, S.A. de C.V. (HEDA), (collectively, the “Company”) as of December 31, 2002 and the related combined statements of income, of changes in shareholders’ equity and of changes in financial position for each of the two years in the period ended December 31, 2002, which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) as well as generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of December 31, 2002 and the combined results of their operations, the changes in their combined shareholders’ equity and the changes in their combined financial position for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the Unites States of America. The application of the latter would have affected the determination of stockholders’ equity as of December 31, 2002 and net loss for the two years in the period ended December 31, 2002 to the extent summarized in Note 20.

As mentioned in Note 1b, from April to September 2001, the Atenquique plant suspended its operations due to a labor conflict. All related expenses consisting of severance payments paid to employees, as well as the costs of suspending and restarting the operations are presented as an extraordinary item in the accompanying income statements. As a result of the operational shutdown, all personnel was liquidated, and during September, 2001 the Company rehired part of the personnel, and restarted the operations. Severance expense amounted $107,763, net of $32,801 related to seniority premiums liability cancellation, and the cost of suspending and restarting operations amounted $56,441. Consequently, during 2001, the Atentiquique plant operated for only seven months.

As mentioned in Note 1, in 2003, the Company has experienced significant operating losses and its current liabilities have exceeded in current assets. Further, as explained in Note 16, the Company is a guarantor of several financing arrangements granted to its parent Corporacion Durango, S.A. de C.V. (CODUSA) which as further explained in Note 1, CODUSA is currently in default on such obligations. Since November 2002, CODUSA has failed to comply with the payments of interest and principal related to such financing agreements and, is currently in a debt restructuring process with its creditors. These factors, amongst others, raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on management’s ability to generate profits as well as the successful debt restructuring of CODUSA. The accompanying financial statements include no adjustment pertaining to the recoverability and classification of the amounts recorded as assets and the amounts and classification of liabilities that may become necessary in the event that the Company is unable to continue in operation as a going concern. Management’s plans in this regard are mentioned in Note 1.

As mentioned in Note 1, on July 1, 2003, HEDA, was merged into Compañía Papelera de Atenquique, S. A. de C. V. The merger of HEDA into Compañía Papelera de Atenquique, S. A. de C. V was accounted for as a transaction between entities under common control and consequently, has been reflected on a historical cost basis retroactive to the January 1, 2001.

PricewaterhouseCoopers

/s/ José Luis Franco Murayama

C.P.C. José Luis Franco Murayama
Public Accountant

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

a.	Classification differences – Certain items require a different classification in the balance sheet or statement of operation under US GAAP. These include:

•	As explained in Note 5, under Mexican GAAP, advances to suppliers are recorded as inventories. Under US GAAP, advances to suppliers are classified as prepaid expenses.

•	The impairment of long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, plant fixed cost, and employee profit sharing must be included in operating expenses under US GAAP.

b.	Deferred start-up and research and development costs – In 2002, under Mexican GAAP the Company deferred certain costs basically in relation to the development of a new paper manufacturing process. Under US GAAP, SFAS No. 2, “Accounting for Research and Development Costs” and SOP 98-5, “Reporting on the Costs of Start-up Activities”, require that the Company expense the start-up and research and development costs as incurred. As such, at December 31, 2003 and 2002, the start-up and research and development costs have been included in the calculation of net income (loss) under US GAAP.

c.	Restatement of imported fixed assets – As explained in Note 3.e, under Mexican GAAP, fixed assets of foreign origin have been restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate of the Mexican peso.

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

h.	Statement of cash flows – Under Mexican GAAP, the Company presents a statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented below excluding the effects of inflation.

i.	Summarized financial information under US GAAP – The condensed balance sheets as of December 31, 2003 and 2002, and the condensed statements of operations, changes in stockholders’ equity and cash flows for the three years ended December 31, 2003, 2002 and 2001, reflecting US GAAP adjustments, are presented below.

Condensed balance sheets:

	2003		2002
Total current assets	Ps.	344,989	Ps.	260,915
Property, plant and equipment – Net		2,171,073		2,062,140
Other assets – Net		58,120		205,461

Total assets	Ps.	2,574,182	Ps.	2,528,516

Current liabilities	Ps.	715,633	Ps.	508,945
Total long-term liabilities		906,023		866,980

Total liabilities		1,621,656		1,375,925
Stockholders’ equity		952,526		1,152,591

Total liabilities and stockholders’ equity	Ps.	2,574,182	Ps.	2,528,516

Condensed statements of operations:

	2003		2002		2001
Net sales	Ps.	628,769	Ps.	617,879	Ps.	317,076
Cost of sales and operating expenses		(661,167)		(582,341)		(463,159)

Income (loss) from operations		(32,398)		35,538		(146,083)
Net comprehensive financing cost		(55,518)		(83,442)		(23,230)
Other income (expenses) – Net		(40,981)		(18,646)		53,814
Income tax benefit (expense)		(29,782)		55,425		88,560

Net loss	Ps.	(158,679)	Ps.	(11,125)	Ps.	(26,939)

Net loss	Ps.	(158,679)	Ps.	(11,125)	Ps.	(26,939)
Excess (insufficiency) in restated stockholders’ equity		55,308		(355,988)		(57,309)
Gain on holding and sale of investment in associated company		76,149

US GAAP comprehensive loss	Ps.	(27,222)	Ps.	(367,113)	Ps.	(84,248)

Changes in stockholders’ equity:

	2003		2002
Balance at beginning of the year	Ps.	1,152,591	Ps.	1,519,704
Net loss under US GAAP		(158,679)		(11,125)
Excess (insufficiency) in restated stockholders’ equity		55,308		(355,988)
Gain on holding and sale of investment in associated company		76,149
Increase due to merger		55,272
Receivable from sale of shares to CODUSA		(228,115)

Balance at end of the year	Ps.	952,526	Ps.	1,152,591

Condensed statements of cash flows:

	2003		2002		2001
Operating activities:
Net loss	Ps.	(158,679)	Ps.	(11,125)	Ps.	(26,939)
Items that did not require (generate) resources		154,980		11,699		(128,012)
Changes in operating assets and liabilities		23,529		29,403		159,118

Net resources generated by operating activities		19,830		29,977		4,167
Financing activities:
Short-term and long-term debt – Net		(1,648)		(1,124)		(1,251)
Other financing activities				371		(1,264)

Net resources used in financing activities		(1,648)		(753)		(2,515)

Investing activities:
Acquisition of machinery and equipment		(23,725)		(8,226)		(13,925)
Other investing activities		6,444		13,983		36,262

Net resources generated by (used in) investing activities		(17,281)		5,757		22,337

Effect of inflation and exchange rate changes on cash				(35,433)		(23,940)

Increase (decrease) in cash		1,195		(452)		49
Cash increase due to merger		294
Balance at beginning of year		142		594		545

Balance at end of year	Ps.	1,337	Ps.	142	Ps.	594

Supplemental cash flow information:
Interest paid	Ps.	85	Ps.	179	Ps.	369
Income tax and tax on asset paid		400		913		612

	Ps.	485	Ps.	1,092	Ps.	981

20	Reconciliation of Mexican GAAP to US GAAP

a.	Reconciliation of net loss for the year

	2003		2002		2001
Net loss under Mexican GAAP	Ps.	(128,540)	Ps.	(53,424)	Ps.	(49,419)
Deferred income taxes		(12,441)		(13,014)		(10,549)
Deferred employee statutory profit sharing expense		(8,715)		(1,113)		22,398
Purchase accounting adjustments:
Depreciation		1,360
Effect of fifth amendment to Bulletin B-10		(13,584)		(16,768)		(11,076)
Equity in earnings of associated company				88,027		21,707
Deferred start-up and research and development costs		3,241		(14,833)

	Ps.	(158,679)	Ps.	(11,125)	Ps.	(26,939)

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

We have audited the accompanying balance sheet of Industrias Centauro, S. A. de C. V. (the “Company”), a 99% owned subsidiary of Corporación Durango, S. A. de C. V. (“CODUSA”), as of December 31, 2003, and the related statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements present fairly, in all material respects, the financial position of Industrias Centauro, S. A. de C. V. as of December 31, 2003, and the results of its operations, changes in its stockholders’ equity and changes in its financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of stockholders’ equity and net loss as of and for the year ended December 31, 2003 to the extent summarized in Note 18.

The accompanying financial statements as of December 31, 2003 and for the year then ended have been prepared assuming that the Company will continue as a going concern. As described in Note 2.c to the financial statements, during 2003 and 2002 the Company incurred significant net losses, and since 2001 its operating margin has declined substantially. As of December 31, 2003 and 2002, the Company had negative working capital and, like CODUSA, is experiencing severe liquidity problems. Additionally, as mentioned in Note 14.b to the financial statements, the Company is guarantor of several financing agreements granted to CODUSA totaling US$623.7 million. Since November 2002 CODUSA has failed to comply with the payments of interest and principal related to such financing agreements and, as described in Note 1 to the financial statements, is currently in a debt restructuring process with its creditors. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans related to these matters and the description of CODUSA’s plan of restructuring are described in Note 1; however, this plan has not been completed. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and the restructuring of CODUSA’s debt. The accompanying financial statements do not include any adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern.

The accompanying financial statements have been translated into English for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Claudia Leticia Rizo Navarro

April 30, 2004
(June 28, 2004 as to Notes 1.d, 17, 18 and 19)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, April 8, 2003, except with respect to restatement to constant pesos as December 31, 2003 as to which the date is July 13, 2004.

To the Board of Directors and Shareholders of
Industrias Centauro, S. A. de C. V.:

We have audited the accompanying balance sheet of Industrias Centauro, S. A. de C. V. (the “Company”), as of December 31, 2002 and the related statements of income, of changes in shareholders’ equity and of changes in financial position for each of the two years in the period ended December 31, 2002, which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) as well as generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industrias Centauro, S. A. de C. V., as of December 31, 2002 and the results of its operations, the changes in its shareholders’ equity and the changes in its financial position for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the Unites States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of the net income for each of the two years in the period ended December 31, 2002 and the determination of the shareholders’ equity as of December 31, 2002, to the extent summarized in Note 18 to the financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which assumes that assets will be realized and liabilities will be settled in the normal course of business operations. As mentioned in Note 2, the Company has incurred significant net losses, and its operating margin has declined substantially. As of December 31, 2002, the Company had negative working capital and similar to its parent, Corporacion Durango, S.A. de C.V. (“CODUSA”), is experiencing severe liquidity problems. Additionally, as mentioned in Note 14.b to the financial statements, the Company is guarantor of several financing agreements granted to CODUSA. Since November 2002, CODUSA has failed to comply with the payments of interest and principal related to such financing agreements and, as described in Note 1, is currently in a debt restructuring process with its creditors. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements include no adjustment pertaining to the recoverability and classification of the amounts recorded as assets and the amounts and classification of the liabilities that may become necessary in the event that the Company is unable to continue in operation as a going concern. Management’s plans in this regard are mentioned in Note 1.

PricewaterhouseCoopers

/s/ PricewaterhouseCoopers

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