Form 20-F
period 2004-12-31
CORPORACION DURANGO S.A .DE C.V.
filed 2005-10-28
CIK 925262

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
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
Durango, Durango, Mexico 34208
+52 (618) 829-1000

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Series A Common Stock, without par value, or Series A Shares *
Ordinary Participation Certificates, or CPOs, each representing one Series A Share *
American Depositary Shares, or ADSs, each representing two CPOs

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the United States Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 91,835,193 Series A Shares, without par value
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑             No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐       Item 18 ☑

INTRODUCTION

     In this annual report, “our company,” “we,” “us” and “our” refer to Corporación Durango, S.A. de C.V. and its consolidated subsidiaries, as the context may require. We are a corporation organized under the laws of the United Mexican States, or Mexico.

Presentation of Financial Information

Currency and Exchange Rates

     All references herein to “peso,” “pesos,” and “Ps” are to Mexican pesos, the official currency of Mexico. All references to “dollars,” and “US$” are to United States dollars.

     On October 24, 2005, the exchange rate for pesos into dollars was Ps 10.8560 to US$1.00, based on the official exchange rate published by the Mexican Central Bank (Banco de Mexico). The peso/dollar exchange rate was Ps 11.1495 to US$1.00 as of December 31, 2004, Ps 11.2372 to US$1.00 as of December 31, 2003 and Ps 10.4393 to US$1.00 as of December 31, 2002. The peso/dollar exchange rate fluctuates, and the peso/dollar exchange rate at October 24, 2005 may not be indicative of future exchange rates. See “Item 3: Key Information—Exchange Rate Information” for information regarding the noon buying rate for the purchase of dollars, expressed in nominal pesos per dollar, since January 1, 2000, as reported by the Federal Reserve Bank of New York.

Financial Statements

     We report our financial statements in pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 24 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004. We have a fiscal year end of December 31.

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

     Except as otherwise indicated, financial data for all periods throughout this annual report have been restated in constant pesos as of December 31, 2004.

Rounding

     We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Market Data

     The Mexican government does not publish definitive data regarding the pulp and paper industry on a regular basis. Accordingly, information contained in this annual report regarding national production, imports, exports, apparent demand, market share and market position has been computed by us and is based on our estimates which are derived from statistics accumulated by us and our analysis of certain data obtained from the Mexican National Chamber for the Pulp and Paper Industry (Cámara Nacional de la Industria de la Celulosa y el Papel), and certain assumptions made by us based on our knowledge of the market and experience in the Mexican paper industry. Although we believe that the data taken from third parties and used in this annual report is reliable, we have not independently verified such data and take no responsibility for the accuracy of such data. Similarly, while we believe our internal research and estimates to be reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

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

     You should be aware that the occurrence of the events described in these risk factors and elsewhere could have a material adverse effect on our business, financial condition and results of operations. The forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

•	our substantial debt and significant debt service obligations;

•	the ability of our company to obtain and maintain normal terms with vendors and service providers and to maintain contracts that are critical to our operations;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental liabilities;

•	the competitive nature of the industries in which we are operating;

•	changes in the dollar-peso exchange rate, interest rates and other domestic and international market and industry conditions;

•	the cyclicality of the paper and packaging industries;

•	our ability to keep key personnel required to operate our business;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital; and

•	interest rate levels.

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

Item 3. Key Information.

Selected Combined and Consolidated Financial Data

     The following table set forth selected combined and consolidated financial information for our company and its consolidated subsidiaries at the dates and for each of the periods presented. The data does not represent all of our financial information. You should read this information together with, and this information is qualified in its entirety by reference to, our audited consolidated financial statements at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, including the notes thereto. The financial information at December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001, has been derived from audited combined and consolidated financial statements as restated that are not included in this annual report.

     The audited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 24 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004.

     Mexican GAAP requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant pesos as of December 31, 2004, unless otherwise noted. Although the restatement of nominal peso amounts into constant peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” pesos are to pesos that have not been adjusted for inflation.

	At and for the year ended December 31,
	2004		2003		2002		2001		2000
	(in millions of constant pesos, except per share data)
Statement of Income Data:
Mexican GAAP (6):
Net sales	Ps	7,852.4	Ps	7,150.5	Ps	8,475.4	Ps	11,220.5	Ps	13,585.5
Cost of sales		6,733.6		6,151.0		7,287.8		9,362.0		11,270.9

Gross profit		1,118.8		999.5		1,187.6		1,858.5		2,314.6
Selling, general and administrative expenses		676.2		678.6		659.5		785.9		845.9

Income from operations		442.7		320.9		528.0		1,072.6		1,468.8
Other income (expense)		(404.2)		(1,588.3)		(3,262.9)		486.8		1,667.0
Net comprehensive financing cost (result):
Interest expense		(1,121.6)		(1,247.4)		(1,185.8)		(1,171.6)		(1,174.6)
Interest income		40.2		44.1		41.9		73.5		135.6
Exchange (gain) loss, net		60.5		(864.0)		(1,050.1)		345.0		(111.2)
Monetary position gain		451.8		386.3		427.2		325.4		640.4

Total net comprehensive financing cost (result)		(569.0)		(1,681.0)		(1,766.8)		(427.7)		(509.8)

	At and for the year ended December 31,
	2004		2003		2002		2001		2000
	(in millions of constant pesos, except per share data)
Income (loss) from continuing operations before income taxes, employee statutory profit sharing, and equity in income of associated companies		(530.5)		(2,948.4)		(4,501.6)		1,131.7		2,626.0
Asset tax		(14.7)		—		—		—		—
Income tax benefit (expense)		501.0		0.7		707.2		(48.1)		(689.9)
Employee statutory profit sharing expense		—		(1.8)		(1.1)		(5.2)		(8.3)

Income (loss) from continuing operations before equity in income of associated companies		(44.1)		(2,949.5)		(3,795.6)		1,078.4		1,927.8
Equity in income of associated companies		2.6		2.0		2.1		—		—

Income (loss) from continuing operations		(41.5)		(2,947.5)		(3,793.5)		1,078.4		1,927.8
Discontinued operations		102.1		(577.7)		(108.2)		160.8		85.5
Extraordinary loss		—		—		—		(330.5)		—

Consolidated net income (loss)	Ps	60.6	Ps	(3,525.2)	Ps	(3,901.7)	Ps	908.7	Ps	2,013.3

Basic and diluted earnings per share (1)	Ps	0.66	Ps	(37.86)	Ps	(41.51)	Ps	9.61	Ps	19.35
Basic and diluted earnings per share from continuing operations (1)	Ps	(0.45)	Ps	(31.64)	Ps	(40.36)	Ps	11.42	Ps	18.44
Weighted-average number of shares outstanding		91,834,192		92,942,916		94,072,122		94,072,122		94,072,122

U.S. GAAP: (2) (3) (4)
Net sales	Ps	7,852.4	Ps	7,185.6	Ps	6,849.2	Ps	7,995.4	Ps	9,998.1
Operating income (loss)		457.7		(111.1)		(115.3)		1,174.1		1,578.4
Income (loss) before provisions for income and asset taxes, minority interest, special items and discontinued operations		304.0		(2,254.3)		(1,672.8)		367.2		1,064.2
Net income (loss)		732.1		(2,669.1)		(2,033.9)		360.5		(327.2)
Basic and diluted earnings per share (5)		7.97		(28.72)		(21.62)		3.83		(3.48)
Basic and diluted earnings per share from continuing operations (5)		6.75		(27.66)		(15.92)		2.99		11.31

Balance Sheet Data:
Mexican GAAP (6):
Cash and temporary investments	Ps	834.9	Ps	680.6	Ps	247.3	Ps	560.9	Ps	892.7
Total current assets		3,841.0		3,844.4		3,880.3		4,681.0		6,131.2
Property, plant and equipment, net		11,100.9		11,905.8		12,628.7		16,463.6		17,656.3
Total assets		15,531.1		16,749.8		18,973.2		23,418.2		26,071.5
Short-term debt, including current portion of long-term debt		178.1		9,104.5		8,276.1		678.8		953.7
Long-term debt		6,952.0		415.8		1,074.5		7,841.7		8,325.4
Capital stock		4,988.5		4,988.4		5,110.1		5,110.1		2,539.4
Total majority stockholders’ equity		1,564.7		1,593.4		4,787.9		8,644.9		7,303.2
Total minority stockholders’ equity		77.5		71.3		74.8		45.8		1,729.5
Total stockholders’ equity (net assets)		1,642.1		1,664.6		4,862.7		8,690.7		9,032.6

U.S. GAAP: (2)(4)
Total assets	Ps	15,185.3	Ps	15,495.7	Ps	18,478.6	Ps	19,866.3	Ps	22,047.2
Total stockholders’ equity (net assets).		472.5		(241.2)		2,501.6		5,412.3		3,846.7

Other Financial Data:
Mexican GAAP:

	At and for the year ended December 31,
	2004		2003		2002		2001		2000
	(in millions of constant pesos, except per share data)
Resources generated by (used in) operating activities	Ps	819.2	Ps	(465.0)	Ps	(166.7)	Ps	1,085.4	Ps	1,574.3
Resources generated by (used in) financing activities		(605.6)		(58.7)		892.7		(578.5)		2,046.9
Resources generated by (used in) investing activities		(59.4)		957.1		(1,039.7)		(838.7)		(3,738.2)
Capital expenditures		(207.3)		(111.8)		(479.1)		(890.8)		(1,240.1)

U.S. GAAP: (4)
Cash flow provided by (used in) operating activities	Ps	781.2	Ps	(330.4)	Ps	409.6	Ps	1,309.0	Ps	753.0
Cash flow provided by (used in) financing activities		(466.6)		(427.0)		1,443.6		(1,080.5)		356.0
Cash flow provided by (used in) investing activities		(54.5)		957.3		(1,523.5)		(553.2)		(1,382.9)

(1)	See note 3r to our audited consolidated financial statements.

(2)	Amounts of sales and long-term debt under Mexican GAAP do not differ materially from these amounts under U.S. GAAP. See Note 24 to our audited consolidated financial statements.

(3)	The difference between net income (loss) under Mexican GAAP and U.S. Mexican GAAP primarily reflects differing accounting treatment for minority interest, negative goodwill, deferred income tax, employees’ statutory profit sharing and the effects of inflation on fixed assets. See Note 24 to our audited consolidated financial statements.

(4)	As described in Note 24 to our audited consolidated financial statements, we have restated the U.S. GAAP reconciliation of our consolidated stockholders’ equity at December 31, 2003, 2002 and 2001 and the reconciliation of our consolidated results of operations for the years then ended, for the accounting for deferred income taxes as further described in Note 24.

(5)	See note 24 to our audited consolidated financial statements.

(6)	2004 information restated from that previously reported. See Note 1c to our audited financial statements.

Dividends

Please see “Item 8. Financial Information — Dividend Policy.”

Exchange Rate Information

     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate for the purchase of dollars, expressed in nominal pesos per dollar, as reported by the Federal Reserve Bank of New York.

	Noon Buying Rate
							Period
	High		Low		Average(1)		End
Year ended December 31,
2000	Ps	10.09	Ps	9.19	Ps	9.48	Ps	9.62
2001		9.97		9.03		9.34		9.16
2002		10.42		9.00		9.67		10.43
2003		11.41		10.11		10.79		11.24
2004		11.64		10.81		11.31		11.15

	Noon Buying Rate
				Period
	High	Low	Average(2)	End
Month Ended
April 30, 2005	Ps 11.23	Ps 11.04	Ps 11.11	Ps 11.08
May 31, 2005	11.03	10.89	10.98	10.91
June 30, 2005	10.88	10.76	10.82	10.77
July 31, 2005	10.80	10.59	10.67	10.60
August 31, 2005	10.90	10.58	10.69	10.79
September 30, 2005	10.81	10.68	10.78	10.81
October (through October 24)	10.90	10.69	10.83	10.86

(1)	Average of month-end rates.

(2)	Average of daily rates.

Source: Federal Reserve Bank of New York.

On October 24, 2005, the noon buying rate was Ps 10.86 per US$1.00.

Risk Factors

     We are subject to various risks resulting from changing economic, political, industry and business and financial conditions that may affect our results of operations or financial condition, including, but not limited to, the risks described below.

Risks Related the Paper and Packaging Industry and Our Business

We have substantial debt and may be unable to generate sufficient cash to service our debt.

     At December 31, 2004, we had Ps 7,130.1 million (US$639.5 million) of total debt, excluding Ps 1,081.9 million (US$97.0 million) of liabilities to be capitalized, substantially all of which was denominated in dollars.

     Our ability to make scheduled interest payments or to refinance our obligations with respect to our indebtedness will depend on the financial and operating performance of our subsidiaries. This performance, in turn, is subject to prevailing economic conditions in Mexico and the United States and to financial, business and other factors beyond our control, including but not limited to, fluctuations in international prices of our products as well as conditions in the paper and packaging industry conditions. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to delay capital expenditures, or sell material assets or operations, obtain additional capital or restructure our debt. Our operating performance, cash flow, and capital resources may not always be sufficient to service our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any transaction or how soon any transaction could be completed.

Our operations are and will continue to be restricted by covenants in our debt agreements.

     In connection with our financial restructuring, we entered into a common agreement, which we refer to as the Common Agreement, for the benefit of the holders of our Series B Step Up Rate Senior Secured Guaranteed Notes Due 2012, or 2012 notes, and the creditors under the Restructured Credit Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V., the Guarantors named therein, the Tranche A Holders named therein, and The Bank of New York, as Administrative Agent, or the Restructured Credit Agreement. The Common Agreement, as well as some of our other debt agreements, have negative covenants and other restrictions that will limit our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	pay dividends, acquire shares of stock of our company or certain of our subsidiaries, make payments on subordinated debt or make investments;

•	make distributions from our subsidiaries;

•	issue or sell capital stock of our company or certain of our subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into sale and lease-back transactions;

•	enter into transactions with stockholders and affiliates of our company;

•	create liens on assets of our company or certain of our subsidiaries; and

•	effect mergers.

     These negative covenants may have important consequences for our operations, including:

•	our ability to adjust to rapidly changing market conditions, thus making us more vulnerable in the event the downturn in general economic conditions or our business continues; and

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

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

We are vulnerable to competition in Mexico and the United States from producers of paper and packaging products with substantial resources.

     We face increasing competition in Mexico from international producers of paper and packaging due in part to significantly enhanced market access for imported products. Actions by our competitors, including any future increases in their capacity, may make it increasingly difficult for us to maintain our domestic market share in paper and packaging products. Increased competition from imports may have a material adverse effect on our company by driving down our prices and decreasing our revenues. Many of our competitors in Mexico are large international paper producers with substantial resources at their disposal.

     We face substantial competition in the United States from a variety of producers of paper and packaging products. Many of our competitors in the United States are substantially larger and have substantially greater financial, manufacturing, technological and marketing resources than our company.

     We anticipate that we may experience increasingly intense competition from international producers of paper and packaging products, both in Mexico and in the United States. There are no assurances that we will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our financial performance.

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

     We might not be able to recoup any future increases in the costs of raw materials through increases in sales prices for our products, which would adversely affect our operating income. We cannot assure that raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of sales and adversely affect our business results. Our operations may be adversely affected by increases in the price of raw materials.

Fluctuations in energy costs may adversely affect our costs of operations and our revenues.

     The price and supply of energy is unpredictable and fluctuates based on events beyond our control, including, among others, geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regional production patterns. Because our plants and facilities use significant amounts of electricity, natural gas and other forms of energy, increases in the cost of energy will increase our operating expenses and may have a material adverse effect upon our business, financial condition and results of operations.

Lack of water availability may adversely affect us.

     Water is an essential raw material in the paper production process. Some of our plants satisfy their water requirements through water wells licensed by the Mexican National Water Commission (Comisión Nacional del Agua). The Mexican government has the power to limit our water consumption and the volume of water that we may use according to our licenses, and it also has the power to revoke such licenses, in the event of our breach of the licenses’ terms.

     Although we believe that we are in compliance with our obligations under the licenses, we cannot assure you that the licenses will not be revoked. We also cannot be certain that the terms of any renewal of these licenses will be favorable, or that the volume of water that is currently available for use in manufacturing our products will be sufficient to satisfy our production requirements in the future. If our licenses are revoked, or the water that we may consume under our licenses is not sufficient to satisfy our production requirements, it may have an adverse effect on our cash flow, financial condition and operations.

We may be adversely affected by the imposition and enforcement of more stringent environmental and safety requirements.

     We are subject to strict environmental regulations in Mexico and in the United States. Changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could adversely affect us. Our Mexican operations are supervised by the Mexican Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) and our U.S. operations are supervised by the U.S. Environmental Protection Agency and other federal, state and local regulatory agencies. These agencies are responsible for the implementation of pollution control laws and regulations and could take action against us by shutting down plants, revoking licenses, imposing fines or obligating us to clean up waste that we produced, if we fail to comply with environmental regulations. It is also possible that the relevant governmental agencies could issue additional regulations, could seek a more stringent interpretation of existing regulations or could exercise stricter enforcement actions that would require us to spend additional funds on environmental matters. In addition, the enactment of new environmental laws or regulations in Mexico or the United States may cause us to spend additional funds, which may be material, in order to comply with the new laws or regulations.

If we lose key members of our management team and are unable to attract other qualified personnel, our business could be adversely affected.

     Our success largely depends on the continuing contributions of our management team. Our managers have been with our company for an average of 19 years. In particular, our chief executive officer, chief operations officer, and chief financial officer have been with our company since our founding. The loss of key personnel or our potential inability to attract and retain other qualified managers could adversely affect us.

Our principal stockholders own 79.0% of our shares and may take actions not in the interest of other holders of our shares

     We are controlled by the Rincón family, which indirectly owns 79.0% of our outstanding voting stock. See “Item 7. Major Stockholders and Related Party Transactions.” As a result, the Rincón family has the power to elect the majority of our directors and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. The interests of the Rincón family as stockholders may differ from the interests of other holders of our shares.

Risks Relating to Mexico

Political developments in Mexico may adversely affect our business.

     Political events in Mexico may significantly affect our business. In the Mexican federal elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party) or PAN, won the presidency. Although his victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican congress and state governorships. The resulting legislative gridlock, which is expected to continue at least until the Mexican presidential elections in 2006, has impeded the progress of structural reforms in Mexico, which may adversely affect economic conditions in Mexico, and consequently, our business results.

Economic developments in Mexico may adversely affect our business.

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

     The majority of our customers are Mexican companies or individuals and a substantial part of our operations and our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Paper and packaging prices in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Mexican gross domestic product, or GDP, grew by 0.9% in 2002, contracted by 1.2% in 2003 and grew by 4.4% in 2004. If the Mexican economy experiences a slow rate of growth, our business, financial condition and results of operations may be adversely affected because our customers may reduce their consumption of our products.

Currency devaluations may impair our ability to service our debt and adversely affect our profitability.

     The peso has devalued substantially against the dollar in the past and may devalue significantly in the future. The value of the peso, based on the exchange rate calculated and published by the Mexican Central Bank (Banco de México), declined by 61% against the dollar during 1994, by an additional 54% during 1995 and continued to weaken between 1995 and 1998. Despite stabilization of the peso/dollar exchange rate between 1999 and 2001, the peso devalued a further 13.8% during 2002 and 7.6% in 2003. In 2004, the peso appreciated by 0.8%.

     Changes in the value of the peso relative to the dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. Devaluation of the peso relative to the dollar adversely affects our results of operations by increasing our dollar-based costs, including our cost of borrowing, since the peso cost of interest payments on our dollar-denominated indebtedness increases. For example, our net loss in 2002 increased by Ps 4,810.4 million as compared to 2001, partially due to our exchange loss of Ps 1,050.1 million in 2002 which we incurred as a result of the 13.8% currency devaluation of the peso against the dollar in 2002. Similarly, the 7.6% currency devaluation of the peso against the dollar that occurred in 2003 generated an exchange loss of Ps 864.0 million which was one of the factors leading to our net loss of Ps 3,525.2 million in 2003. Substantially all of our indebtedness is denominated in dollars, while a majority of our revenues and operating expenses are denominated in pesos. We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for our company.

An increase in inflation may increase our operating costs but not our revenues.

     During most of the 1980s and through 1991, and 1995 through 1998, Mexico experienced periods of very high levels of inflation. Inflation has led to high interest rates, devaluations of the peso and, during the 1980s, substantial government controls over exchange rates and prices. Inflation in Mexico, as measured by changes in the NCPI, as provided by Banco de México, was 5.7% in 2002, 4.0% in 2003 and 5.2% in 2004.

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

Risks Relating to Our Series A Shares, CPOs and ADSs

The market for the ADSs and the Series A Shares is limited

     The Series A Shares are listed on the Mexican Stock Exchange, which is Mexico’s only stock exchange. There is no public market outside of Mexico for the Series A Shares. The Mexican securities market is not as large or as active as securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has experienced less liquidity and more volatility than has been experienced in such other markets.

     Prior to July 15, 2004, the ADSs were listed on the New York Stock Exchange, or the NYSE. On May 25, 2004, following our filing of concurso mercantil, the NYSE announced the trading of our ADSs would be suspended immediately. On July 15, 2004, our ADSs were delisted from the NYSE. Our ADSs are presently being quoted, and have been quoted since May 27, 2004, on the Pink Sheets Electronic Quotation Service, or the Pink Sheets, maintained by Pink Sheets LLC for the National Quotation Bureau, Inc. The ticker symbol CDURQ has been assigned to our ADSs for over-the-counter quotations.

     Shares traded on the Pink Sheets generally experience lower trading volume than those traded on the organized exchanges. The trading volume of the ADSs has decreased substantially since the NYSE delisting and the transfer of the ADSs to the Pink Sheets. In addition, companies listed on the Pink Sheets are not subject to the corporate governance standards adopted by the organized exchanges. We have no plans to list our ADSs on any organized exchange in the United States. There is no assurance that a significant trading market for the ADSs will develop on the Pink Sheets. If an active trading market does not develop, holders of ADSs may be unable to sell their ADSs. In addition, these market characteristics may adversely affect the market price of the ADSs.

Future sales of our Class A Shares directed by Banamex may affect the stock prices of our Series A Shares and ADSs

     Administradora Corporativa y Mercantil, S.A. de C.V., or ACM, and a trust organized for the benefit of certain members of the Rincón family have pledged Series A Shares representing approximately 28.0% of our issued and outstanding capital stock in favor of Banco Nacional de México, S.A., or Banamex. Under the terms of the pledge agreements, Banamex has the right to cause ACM and the trust to sell all or part of the Series A Shares held by ACM or the trust if the price of the Series A Shares on the Mexican Stock Exchange meets or exceeds the peso equivalent of US$1.50. Banamex may exercise this right at any time whether or not an event of default under these pledge agreements has occurred. Any such sales could adversely affect the market price of the Series A Shares and the ADSs.

Because our accounting standards are different from those in other countries, investors may find it difficult to accurately assess our business and financial operations.

     We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP as further discussed in note 24 to our audited consolidated financial statements. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries.

     A principal objective of the securities laws of Mexico is to promote full and fair disclosure of all material corporate information. The Series A Shares are listed on the Mexican Stock Exchange and, as a listed Mexican company, we are required to report quarterly financial information to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or CNBV. We file English translations of these filings with the United States Securities and Exchange Commission on Form 6-Ks. However, there may be less publicly available information about issuers of securities listed on the Mexican Stock Exchange, including our company, than would be regularly published by or about U.S. companies subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The protections afforded to minority shareholders in Mexico are different from those afforded to minority shareholders in the United States.

     Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws concerning duties of directors are not well developed, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits for the benefit of companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a United States company.

Holders of ADSs are not able to vote at our shareholder meetings.

     Holders of our ADSs may not vote at our shareholders meetings. Each of our ADSs represents two CPOs. Holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Series A Shares in the same manner as the majority of the Series A Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Rincón Family Trust owns a majority of the shares of Series A Shares that are not held in the CPO Trust.

Holders of ADSs may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of such holders equity interest in our company.

     Under Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are commonly referred to as preemptive rights. We may not be legally permitted to allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase unless (1) we file a registration statement with the United States Securities and Exchange Commission with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the United States Securities and Exchange Commission, as well as the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

     We cannot make any assurances that we will file a registration statement with the United States Securities and Exchange Commission to allow holders of ADSs in the United States to participate in a preemptive rights offering or that an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, will be available. As a result, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering.

The price of our Series A Shares and ADSs may be affected by economic developments in other emerging market countries.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Mexican securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuers in other countries, including Mexico. We cannot assure you that the market for Mexican securities will not continue to be affected negatively by events elsewhere, particularly in emerging markets, or that such developments will not have a negative impact on the market value of the Series A and ADSs.

Investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.

     We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Item 4. Information on Our Company.

     We are a vertically integrated producer of paper and packaging products with a distribution network that links our strategically located facilities with our customers. We believe that these factors, as well as our investment in modern manufacturing technology and our access to raw materials as Mexico’s only producer of unbleached virgin kraft pulp and one of Mexico’s largest users of recycled paper, based on information published by the Mexican National Chamber for the Pulp and Paper Industry, allow us to be one of the industry’s lowest cost producers. In 2004, our total sales volume was 1,304.5 thousand short tons.

     We are a strategically-focused paper company, supplying companies in the maquiladora sector, as well as the traditional Mexican export sector. We produce and supply paper to our converting facilities that in turn manufacture packaging products. Our products include:

•	Paper: containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet;

•	Packaging: corrugated containers and multi-wall sacks and bags; and

•	Other: plywood and particleboard.

     In Mexico, we are the largest domestic producer of newsprint with an estimated 35.1% market share in 2004, based on information published by the Mexican National Chamber for the Pulp and Paper Industry.

     We sell our products to a broad range of Mexican and United States manufacturers of consumable and durable goods, including the maquiladora sector and Mexico’s major exporters. Our customers in the United States and Mexico include many of the largest industrial, construction, consumer, agricultural, and media companies such as Pepsico, Sara Lee, Vitro, El Universal, Cemex and Minsa. In Mexico, we produce containerboard, corrugated containers, multi-wall sacks and bags, newsprint, uncoated free sheet, particleboard and plywood. In the United States, we produce containerboard and corrugated containers.

     Our net sales were Ps 7,852.4 million in 2004. In 2004, approximately 28.0% of our sales were made in dollars, with the balance primarily dollar-linked. In 2004, 76.2% of our total sales were made in Mexico and 23.8% were made in and into the United States.

     We are a corporation (sociedad anónima de capital variable) operating under the laws of Mexico. Our corporate domicile and principal executive offices are located at Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34208, and our telephone number is +52 (618) 829-1000.

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

     We produce products within the packaging paper and printing and writing paper categories.

North American Paper and Packaging Industry

     Since mid-1995, the North American paper and packaging industry has experienced a prolonged down-cycle characterized by continued price pressures, excess capacity and the inability of many industry participants to earn satisfactory returns on capital. To maintain reasonable capacity utilization, U.S. paper producers have generally maintained high export levels over the past three years, including in the exports to Mexico. These exports have increased supply in the Mexican market and kept pressure on Mexican paper prices during 2004.

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

Mexican Paper Industry

Apparent Demand for Paper Industry

     Based on installed capacity, Mexico’s paper industry is one of the largest in Latin America, according to the 2004 annual report of the Mexican National Chamber for the Pulp and Paper Industry. The total size of Mexico’s paper industry in 2004, based on “apparent demand,” was 6,710.6 million short tons including temporary imports, according to the 2004 annual report of the Mexican National Chamber for the Pulp and Paper Industry. Mexican production is distributed among 64 plants. Apparent demand consists of domestic production, as reported by manufacturers, plus imports, minus exports.

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

Mexican Apparent Demand
for the Paper Industry
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%	% GDP
Year	Production	Imports	Exports	Demand	Change	Change
2000	4,296	1,785	227	5,854	7.0%	6.6%
2001	4,272	1,884	237	5,919	1.1%	(0.3)%
2002	4,451	1,997	227	6,221	5.1%	0.9%
2003	4,497	2,090	197	6,391	2.7%	(1.2)%
2004	4,766	2,227	282	6,711	5.0%	4.4%

Source: 2004 Annual Report, Mexican National Chamber for the Pulp and Paper Industry

     The dominant portion of the total market for paper products is the market for packaging paper. The table below shows Mexican apparent demand from 2000 to 2004 for packaging paper in short tons. In 2004, packaging paper accounted for 44.0% of Mexico’s total paper production and 41.7% of apparent demand for paper.

Mexican Apparent Demand for Packaging Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2000	2,464	795	67	3,192	7.3%
2001	2,478	878	73	3,283	2.9%
2002	2,622	928	68	3,482	6.1%
2003	2,645	955	54	3,546	1.8%
2004	2,788	1,061	111	3,738	5.4%

Source: 2004 Annual Report, Mexican National Chamber for the Pulp and Paper Industry

     The table below shows Mexican apparent demand in short tons from 2000 to 2004 for newsprint in short tons. In 2004, newsprint accounted for 5.8% of Mexico’s total paper production and 6.9% of apparent demand for paper.

Mexican Apparent Demand for Newsprint
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2000	281	193	28	446	4.0%
2001	263	210	23	450	0.9%
2002	217	214	—	431	(4.3)%
2003	213	235	3	445	3.3%
2004	278	188	1	465	4.5%

Source: 2004 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.

     The table below shows Mexican apparent demand in short tons from 2000 to 2004 for printing and writing paper. In 2004, printing and writing paper accounted for 16.0% of Mexico’s total paper production and 18.3% of apparent demand for paper.

Mexican Apparent Demand for Printing and Writing Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2000	759	371	19	1,111	4.6%
2001	726	388	15	1,099	(1.1)%
2002	769	409	22	1,156	5.2%
2003	763	448	11	1,200	3.8%
2004	761	489	20	1,230	2.5%

Source: 2004 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.

Pricing

     In the past three years, prices in Mexico for the types of paper that we make have been influenced by a combination of factors, including:

•	the rate of growth of the Mexican economy and the demand for packaging;

•	prevailing inflation rates in Mexico;

•	U.S. paper price levels;

•	prevailing international prices for paper and packaging; and

•	fluctuations in the peso/dollar exchange rate.

     Containerboard, newsprint and uncoated free sheet are commodities priced in relation to international prices for paper, recycled fiber and pulp. Because the paper industry is highly capital intensive, prices may also be affected by industry capacity utilization rates, by additions of new capacity and by plant closures.

     Prevailing international prices for containerboard decreased by 3.0% during 2002, decreased by 1.3% during 2003 and increased by 26.0% during 2004. Prevailing international prices for newsprint declined by 19.7% during 2002, increased by 5.2% in 2003 and increased by 7.7% during 2004. Prevailing international prices for uncoated free sheet declined by 14.2% during 2002, increased by approximately 8% in 2003 and increased by approximately 2% during 2004.

     With generally low prices for containerboard in the United States over the last three years, competition in Mexico from imports has increased. Our prices for containerboard over the last three years have declined in the face of competition from imports.

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

     With generally low prices for packaging products in the United States over the last three years, competition in Mexico from imports has increased. Our prices for packaging products over the last three years have declined in the face of competition from imports.

     Under NAFTA, most of Mexico’s tariffs were eliminated during or prior to 2003. Tariffs on all of our products were eliminated prior to the beginning of 2002.

     As a result of an antidumping complaint brought by the Mexican National Chamber for the Pulp and Paper Industry, in August 2004 Mexico imposed provisional antidumping duties on one international producer of newsprint of 18.2% and on another international producer of newsprint of 5.5%. Both of these producers prevailed in this proceeding and the provisional antidumping duties were eliminated in May 2005.

     As a result of an earlier complaint filed by the Mexican National Chamber for the Pulp and Paper Industry, in October 1998 Mexico imposed definitive antidumping duties on U.S. cut-size free sheet paper. The duties ranged from 5.3% to 17.7%. In October 2003, Mexico initiated a review proceeding to determine whether the antidumping duties should be continued or revoked. Pursuant to that review proceeding, Mexico decided to continue the antidumping duties, at the previously established rates, until October 2008.

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

Significant Developments During 2004 and Recent Developments

Financial Restructuring

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

     On April 30, 2004, we entered into a plan support agreement with certain bank creditors and holders of our notes holding an aggregate of 55% of the outstanding principal amount of our unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of our company and the participating creditors. These obligations were not met by the agreed upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

     On May 18, 2004, we filed a voluntary petition under Mexico’s Business Reorganization Act (Ley de Concursos Mercantiles, or the LCM) with the First Federal District Court in Durango, Mexico, or the Mexican court. On May 20, 2004, our foreign representative, Gabriel Villegas Salazar, commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on our behalf and on behalf of guarantors of our existing unsecured financial indebtedness. None of our other subsidiaries filed for concurso mercantil or other bankruptcy protection.

     On May 25, 2004, following our filing under the LCM (the “concurso mercantil proceeding”), the New York Stock Exchange announced that the trading of our company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, our company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.

     On August 13, 2004, we reached an agreement in principle with creditors collectively holding approximately 68% of our unsecured debt regarding the terms of a proposed plan of reorganization and a proposed new plan support agreement.

     On August 25, 2004, the Mexican court declared that we had satisfied all of the requirements to be a debtor under the LCR. On November 17, 2004, the Mexican court certified the list of recognized claims in our concurso mercantil proceeding.

     On December 23, 2004, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in our concurso mercantil proceeding submitted our plan of reorganization to the holders of recognized claims and the plan was executed by us and the holders of recognized claims representing approximately 65% of the total number of recognized claims.

     The plan of reorganization provided that, in exchange for their debt, our unsecured financial creditors would receive new debt equal to approximately 85% of the aggregate outstanding principal amount of our unsecured debt. In addition to the new debt, the plan of reorganization provided that our unsecured financial creditors would receive shares of our series B common stock, no par value, or Series B Shares, representing an aggregate of approximately 17% of our capital stock on a fully diluted basis.

     On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization.

     On January 19, 2005, the U.S. bankruptcy court overseeing our 304 Proceeding entered an order permanently enjoining our creditors from taking action against our company in respect of their claims that were restructured in the concurso mercantil proceeding, as well as recognizing and giving effect to our plan of reorganization and the order from the Mexican court confirming the same.

     On February 23, 2005, our plan of reorganization was consummated. As a result:

•	Bank creditors of our company with claims against our company in the aggregate amount of US$136.6 million (Ps 1,611.3 million) received 2,392,957 of our Series B Shares, representing 2.16% of our issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of US$116.1 million (Ps 1,294.6 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears, and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of our company with claims against our company in the aggregate amount of US$510.3 million (Ps 5,689.9 million) related to our 12 5/8% Senior Notes due 2003, or 2003 notes, our 13 1/8% Senior Notes due 2006, or 2006 notes, our 13 1/2% Senior Notes due 2008, or 2008 notes, our 13 3/4% Senior Notes due 2009, or 2009 notes, and the note issued under our Euro Commercial Paper Program, or ECP note, received 16,412,961 of our Series B Shares, representing 14.84% of our issued and outstanding capital stock, and an aggregate principal amount of US$433.8 million (Ps 4,836.5 million) of our 2012 notes in respect to these claims. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

Bancomext Restructuring

     Our subsidiary, Grupo Pipsamex, borrowed an aggregate principal amount of US$80.0 million (Ps 892.0 million) from Banco Nacional de Comercio Exterior S.N.C., or Bancomext, under a loan agreement. In 2004, we defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, we applied US$28.0 million of the proceeds of our sale of our subsidiary, Productora Nacional de Papel, S.A. de C.V., or Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan agreement is secured by a first priority security interest in substantially all of the assets of Grupo Pipsamex and certain of its subsidiaries and is guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was US$56.3 million (Ps 627.5 million).

     Our subsidiary, Fábrica Mexicana de Papel, S.A. de C.V., borrowed an aggregate principal amount of US$15.4 million (Ps 171.7 million) from Bancomext under a loan agreement. In 2004, we defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, we applied US$12.0 million of the proceeds of our sale of our subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.153%, payable quarterly. This loan is secured by a second priority security interest in substantially all of the assets of Fábrica Mexicana de Papel, S.A. de C.V. and certain other subsidiaries of Grupo Pipsamex and is guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was US$8.6 million (Ps 95.6 million).

Acquisition of Empaques del Norte

     On April 11, 2005, our company entered into an agreement to acquire all of the capital stock of Empaques del Norte, S.A. de C.V. for US$5.8 million. The purchase price will be made in five installments between April 2005 and May 2006. Payment of the first four installment payments has been made. Under the purchase agreement, the seller retains title to these shares until all installment payments have been made. Empaques del Norte, S.A. de C.V. owns a corrugated container plant with an annual production capacity of 25,000 short tons.

Acquisition of Líneas Aéreas

     On April 18, 2005, our company purchased substantially all of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V., or Líneas Aéreas, for Ps 100.0 thousand from certain members of the Rincón family and some of their children. Líneas Aéreas owns two business jets and provides transportation services to our subsidiaries and third parties. In connection with this transaction, we assumed a financial lease agreement with GE Capital Leasing with respect to one of the business jets.

Sale of Chihuahua Particleboard Plant
     On July 15, 2005, our subsidiaries, Ponderosa and Compañía Forestal de Durango S.A. de C.V., sold the assets of our Chihuahua particleboard plant for US$30 million. As a result of this sale, the capacity of our other segment was reduced by 200 thousand short tons, we ceased producing particleboard and we no longer have any discontinued operations.

Subsidiaries and Operating Divisions

     The following chart sets forth our organizational structure as of October 24, 2005.

Organizational Structure

* CONICEPA =	Compañia Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V.	(1)	19.80% is controlled through Empaques de Cartón Titán 27.24% is controlled through Corporación Durango
		(2)	4.92% is controlled through Empaques de Cartón Titán
		(3)	16.19% is controlled through Compañia Papelera de Atenquique
		(4)	Title to these shares of Empaques del Norte, S.A. de C.V. will be retained by the seller until the full purchase price is paid. See “— Significant Developments During 2004 and Recent Developments—Acquisition of Empaques del Norte.”

     We are comprised of various operating divisions that are distinguished by product type as follows:

•	Paper: the Grupo Durango division, the Grupo Pipsamex division and Durango McKinley Paper Company

•	Packaging: Titán and its subsidiaries, or the Titán Group, and Durango McKinley Paper Company

•	Other: Ponderosa

     Our operating divisions are:

•	Grupo Durango. The Grupo Durango division produces containerboard. In 2004, approximately 83% of the 638.6 thousand short tons of linerboard and corrugating medium shipped by the Grupo Durango division was used to supply the Titán Group. The remainder of its production was sold to third party manufacturers in Mexico and the United States.

•	Grupo Pipsamex. The Grupo Pipsamex division produces newsprint and bond paper. In 2004, the Grupo Pipsamex division sold 158.1 thousand short tons of newsprint and 121.1 thousand short tons of uncoated free sheet. The Grupo Pipsamex division’s sales are predominantly to the Mexican market with the balance primarily sold in the United States.

•	Durango McKinley. Durango McKinley Paper Company is a recycled linerboard manufacturer located in the southwestern United States that serves the maquiladora region. Durango McKinley Paper Company is a significant collector of OCC material, which is processed to create recycled fiber. In 2004, approximately 80% of the paper needs of our packaging operations in Texas were supplied by other paper producers that supplied this paper in exchange for paper produced by Durango McKinley Paper Company.

•	Packaging. Our packaging division, which includes the packaging operations of Durango McKinley Paper Company and the Titán Group, is a large paper-based packaging manufacturer. The packaging division’s 2004 sales of 672.1 thousand short tons consisted of corrugated containers and multi-wall sacks and bags. The Grupo Durango division supplies approximately 97% of the Titán Group’s containerboard requirements. Waste material generated in production of corrugated containers is sold back to the Grupo Durango division for recycling and to produce pulp. The Titán Group’s sales are primarily to Mexico and the export sector.

•	Ponderosa. Ponderosa Industrial de México, S.A. de C.V., or Ponderosa, a forest-based building products manufacturer, markets its products throughout the NAFTA region. In 2004, Ponderosa’s continuing operations sold 11.7 thousand short tons of plywood.

     The Grupo Durango division, Durango McKinley Paper Company and the Titán Group are vertically integrated with the Grupo Durango division and Durango McKinley Paper Company supplying substantially all of the containerboard used by our packaging division. This integration enables us to limit purchases from external suppliers and reduce costs.

Our Products

General

     Our main product groups are:

•	Paper—containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet (bond, book stock, miscellaneous free sheet);

•	Packaging—corrugated containers and multi-wall sacks and bags; and

•	Other—plywood and particleboard.

     The total capacity of our continuing operations by product and number of mills and plants as of December 31, 2004, and our actual production for the periods indicated, is as follows:

			Production at December 31,
	Installed Capacity at	Mills/
Product Type	December 31, 2004	Plants	2004	2003	2002
	(in thousands of short tons per
	year)		(in thousands of short tons)
Paper:
Containerboard	900.0	6	891.8	859.9	831.4
Newsprint	160.0	1	160.4	131.0	125.4
Uncoated free sheet	155.0	1	133.1	143.5	145.5
Kraft paper (1)	—	—	—	—	56.8
Coated bleached board (1)	—	—	—	—	137.5

Total Paper	1,215.0	8	1,185.4	1,134.3	1,296.5

Packaging:
Corrugated containers	892.0	18	632.5	627.6	581.9
Multi-wall sacks and bags	66.0	3	39.2	36.9	44.6
Paper tubes (2)	—	—	—	1.4	4.3

Total Packaging	958.0	21	671.6	666.0	630.9
Other products (3)	58.0	3	10.5	10.2	15.4

Total Production	2,231.0	32	1,867.5	1,810.5	1,942.8

(1)	In October 2002, we sold all of our interest in Durango Paper Company, eliminating our production of kraft paper and our production of coated bleached board.

(2)	In April 2003, we sold our paper tube manufacturing operation to Tubos y Especialidades de México, S.A. de C.V., a related party, eliminating our production of paper tubes.

(3)	Does not include the capacity or production of our Chihuahua particleboard mill as we include the results of our Chihuahua particleboard mill in discontinued operations.

     The total sales volume of our continuing operations to third-parties and net sales by product for the periods indicated is as follows:

	December 31,
Product Type	2004			2003			2002
	Sales volume	Net Sales		Sales volume	Net Sales		Sales volume	Net Sales
	(in thousands	(in millions of		(in thousands	(in millions of		(in thousands	(in millions of
	of short tons)	constant pesos)		of short tons)	constant pesos)		of short tons)	constant pesos)
Paper:
Containerboard	341.6	Ps	1,573.4	312.7	Ps	1,250.7	273.6	Ps	1,160.2
Newsprint	158.1		924.6	130.8		710.5	127.4		730.4
Uncoated free sheet	121.1		990.2	124.4		968.6	117.0		931.7
Kraft paper (1)	—		—	—		—	57.2		418.3
Coated bleached board (1)	—		—	—		—	136.2		994.9

Total Paper	620.7		3,488.3	567.9		2,929.8	711.4		4,235.4

Packaging:
Corrugated containers	632.2		3,921.2	615.6		3,822.6	586.3		3,734.9
Multi-wall sacks and bags	39.9		336.0	35.9		309.3	45.5		399.1

Paper tubes (2)	—		—	0.4		3.0	1.0		7.5

Total Packaging	672.1		4,257.2	652.0		4,134.9	632.8		4,141.4
Other products	11.7		107.0	10.8		85.8	15.9		98.5

Total Sales Volume	1,304.5	Ps	7,852.4	1,230.7	Ps	7,150.5	1,360.1	Ps	8,475.4

(1)	In October 2002, we sold all of our interest in Durango Paper Company, eliminating our production of kraft paper and our production of coated bleached board.

(2)	In April 2003, we sold our paper tube manufacturing operation to Tubos y Especialidades de México, S.A. de C.V., a related party, eliminating our production of paper tubes.

Paper Products

     Below is a description of our paper products and their usage.

Product Type	Product Description and Usage

Containerboard	We produce linerboard and corrugating medium, white-top and mottled white linerboard and paper, and high-performance linerboard. Our products are used by corrugated container manufacturers in the production of a wide variety of corrugated containers.

Newsprint	We produce standard, peach and improved newsprint. Our products are used by newspaper and magazine publishers and advertisers for newspapers, books, advertisements, and magazines.

Uncoated free sheet	We produce bond, forms, tablet, copy, and book stock and miscellaneous free sheet. Our products are used by consumer goods and office supplies producers for printing and writing paper, office supplies, and educational books.

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

     In 2003 and 2004, all of particleboard sold by our company was manufactured at our Chihuahua particleboard mill, which is being held for sale and the operations of which are classified as discontinued operations.

     Demand in the Mexican forest products industry is driven primarily by the Mexican construction and furniture industries. Demand for our other products declined sharply in 2001 and remained depressed in 2002 and 2003. Demand for our other products began to recover in 2004.

Customers

     We primarily sell our products in Mexico and the United States. In 2004, 76.2% of our total sales were made in Mexico and 23.8% were made in and into the United States.

     Our major customers in Mexico and the United States include:

Paper	Packaging	Other Products
Mexico: El Universal Papel Carton y Derivados Pack to Pack Duro Bags Comisión Nacional de Libros de Texto Gratuito Servicarton Comercializadora	Mexico: Vitro Allen Pepsico Apasco Cemex Minsa	Mexico: Mexicana Pacific Triplay Alameda Aglomerados y Triplay VIC Triplay y Maderas Nacionales

United States: Weyerhauser Corru Kraft Independent Paperboard Georgia-Pacific Temple-Inland	United States: Sweetheart Cup Sara Lee Victor Pkg — Dallas Iris Bronco Packaging Malena Produce

Sales and Marketing

     In 2004, sales to our 10 largest customers accounted for approximately 28% of our net sales. None of our customers accounted for a material amount of our revenues. We do not believe that the loss of any single customer would have a material adverse effect on our business.

     Our sales and marketing staff are responsible for identifying and developing markets as well as notifying our research and development staff of customer product requirements. We sell our products through our direct sales force at our Mexican offices located in Mexico City, Guadalajara and Monterrey, Mexico, and our U.S. offices located in Albuquerque, New Mexico and Dallas, Texas. As of December 31, 2004, we had approximately 197 employees involved in direct sales. We make substantially all of our sales directly to our clients. We use brokers only in limited circumstances.

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

Recycled Fiber

     Our business is affected by trends in international and domestic prices of OCC and ONP material. In Mexico, the price differential between domestic and imported OCC and ONP material fluctuates in peso terms, due to demand and currency fluctuations, and at any given time we may supply ourselves from either market, depending on the then current price differential. In 2004, approximately 71% of the fiber we used in our Mexican operations was recycled and approximately 42% of this recycled fiber was imported from third party producers.

     In the United States, our McKinley mill uses only recycled fiber. In 2004, our recycling centers in Albuquerque, Phoenix and El Paso provided approximately 40% of our fiber requirements in the United States and we obtained the balance of our recycled fiber requirements in the open market.

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

     We believe that our McKinley mill is one of only three “zero-effluent” paper mills in the world. Water is initially obtained from wells, and after using it in the papermaking process, it is then treated and recycled through the plant. Accordingly, the ongoing water supply requirements at our McKinley mill are significantly less than for conventional paper mills.

Electric Power

     Our Atenquique mill generates its own electric power from an on-site power plant, while the other mills of the Grupo Durango division purchase all of their electric power from the Comisión Federal de Electricidad, the Mexican state-owned electric company. Some of our mills generate a portion of the power needed in our pulp mills: the Mexpape mill generates 50% of its electric power, the Centauro paper mill generates approximately 20% of its electric power, while the balance is purchased from the Mexican state-owned electric company. Our other Mexican plants purchase all their electric power from the Mexican state-owned electric company. The contracts for electric power supply signed with the Mexican state-owned electric company are the standard contracts used for all Mexican companies and there is no specific termination date for the contracts.

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

     We currently own approximately 85 trailer trucks and have access to approximately 1,500 additional trailer trucks owned by independent operators who provide services principally to us. We use our trucks to transport wood from forests to our production facilities, and we also use our trucks, and trucks operated by independent operators, to ship finished products to our customers in Mexico and in the United States. The independent operators benefit from their relationship with us because they can frequently haul our finished goods to industrial centers and raw material in the form of recycled fiber to our plants on a single round trip. This also reduces our shipping costs.

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

Our Competition

     In 2004, approximately 63% of our net sales of paper to third parties were to customers in Mexico and the remainder was to customers in the United States. In 2004, approximately 86% of our net sales of packaging products to third parties were to customers in Mexico and the remainder was to customers in the United States. In 2004, approximately 8% of our net sales of packaging products was to companies in Mexico that primarily export their products, including exporters located in the border region, maquiladoras located outside of the border region and other Mexican exporters.

     In Mexico, we compete with a number of Mexican paper producers and packaging producers and with major international integrated paper and packaging producers, who are primarily importers from the United States. In addition, as an integrated paper and packaging producer, we compete not only with other integrated paper and packaging producers, but also with companies that produce only paper, converted products, or packaging. Many of our competitors have greater financial resources than we do. We compete primarily on customer service, product quality differentiation and price.

     In the United States, we compete with a number of paper producers and packaging producers, including Boise Cascade Corp., Smurfit Corp., Stone Container Corp., International Paper, Abitibi Consolidated, Inc., Packaging Corporation of America, Bowater Incorporated, and Weyerhaeuser Company, many of which have greater financial resources than we do.

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

     We produce, distribute and sell different paper grades and paper products, which we believe gives us, unlike our Mexican competitors, the flexibility to reduce the impact of cyclically occurring in the market. We can increase paper production for export opportunities, as conditions warrant, such as changes in raw material prices, without interrupting a steady supply of paper to our internal converting operations and our existing customers. While the phased reduction in Mexican tariffs under NAFTA has increased our competition from U.S. producers of containerboard, we are not aware of any plans by domestic or foreign producers to construct additional production capacity in Mexico.

Environmental Matters

     Our Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General del Equilibrio Ecológico y de Protección al Ambiente) and the rules and regulations published under this law. Under this law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

     In 1988, we agreed with Mexican environmental regulatory authorities on a compliance plan that we proceeded to implement. Today, our paper mills are in compliance with general standards established by law and with specific standards promulgated by the Mexican regulatory authorities. In 1995, we purchased approximately 26% of Planta Ecológica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture processes and recycles water used by plants in the industrial park where our Monterrey paper mill is located. Our paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environment and Natural Resources. We have frequently been recognized for our environmental record and our role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find our environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, we could incur material compliance costs.

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

Property, Plant and Equipment

     The table below sets forth information regarding the identity, location, products and capacity of our production facilities as of December 31, 2004:

short tons per year
Paper:
Containerboard
Centauro Mill (Durango)	275,000
Atenquique Mill (Jalisco)	145,000
McKinley Mill (New Mexico, U.S.) (1)	210,000
Monterrey Mill (Nuevo León)	138,000
Guadalajara Mill (Jalisco)	55,000
Texcoco Mill (Edo. de México)	27,000
Tuxtepec Mill (Oaxaca) (2)	50,000

Total	900,000
Newsprint
Tuxtepec Mill (Oaxaca) (2)	160,000

Uncoated Free Sheet
Mexpape Mill (Veracruz)	155,000

1,215,000

short tons per year
Pulp:
Unbleached Softwood Pulp
Atenquique Mill (Jalisco)	80,000

Bleached Chemical Thermomecanical Pulp
Pipsamex Pulp Mill (Durango) (3)	79,000

Thermomecanical Pulp (TMP)
Tuxtepec Pulp Mill (Oaxaca)	52,000

Bleached Bagasse Pulp
Mexpape Pulp Mill (Veracruz) (3)	79,000

Bleached Deinking Pulp
Tuxtepec DIP Mill (Oaxaca)	92,000
Mexpape DIPHB Mill (Veracruz)	105,000

Total	197,000

487,000

Packaging:
Corrugated containers
Mexicali Plant (Baja California Norte) (1)	39,000
Chihuahua Plant (Chihuahua)	37,000
Monterrey Centro Plant (Nuevo León)	52,000
Cartonpack (Nuevo León)	59,000
Monterrey Plant (Nuevo León)	56,000
Culiacán Plant (Sinaloa)	39,000
Guadalajara Plant (Jalisco)	52,000
Guadalajara Ceosa Plant (Jalisco)	39,000
Guadalajara San Sebastián Plant (Jalisco)	16,000
Querétaro Plant (Querétaro)	47,000
Atenpack Juárez Plant (DF)	51,000
Atenpack Tultitlan Plant (Edo. De México)	52,000
Titán Tlalnepantla Plant (Edo. De México)	58,000
Eyemsa Izcalli Plant (Edo. de México)	47,000
Eyemsa Tlalnepantla Plant (Edo. de México)	46,000
Eyemsa Tapachula Plant (Chiapas)	52,000
Eyemsa Tepatitlán Plant (Jalisco)	50,000
Durango McKinley Paper Dallas Plant (Texas, U.S.)	100,000

Total	892,000
Multi-wall Sacks & Bags
Cd. Guzmán Plant (Jalisco)	22,000
Tula Plant (Hidalgo)	22,000
Apasco Plant (Edo. de México)	22,000

Total	66,000

958,000

Other:
Particleboard Chihuahua Mill (Chihuahua) (4)	200,000
Plywood Anahuac Mill (Chihuahua) (3)	26,000
Particleboard Durango Mill (Durango) (3)	17,000
Plywood Durango Mill (Durango)	15,000

Total	258,000

(1)	Leased facility.

(2)	This mill has a total capacity of 210,000 short tons of newsprint; however, as this mill has the ability to produce 50,000 short tons of containerboard per year on one of its newsprint machines and we used this machine principally to produce containerboard during the year ended December 31, 2004, we have reflected this amount as containerboard capacity as of December 31, 2004.

(3)	These facilities are not currently in operation.

(4)	These facilities were sold on July 15, 2005 and the operations of these facilities were classified as discontinued operations during the years ended December 31, 2003 and 2004.

     On April 11, 2005, our company entered into an agreement to acquire all of the capital stock of Empaques del Norte, S.A. de C.V. for US$5.8 million. The purchase price will be made in five installments between April 2005 and May 2006. Payment of the first four installment payments has been made. Under the purchase agreement, the seller retains title to these shares until all installment payments have been made. Empaques del Norte, S.A. de C.V. owns a corrugated container plant with an annual production capacity of 25,000 short tons.

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

Item 5. Operating and Financial Review and Prospects.

     The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2004 and 2003 and for the three years ended December 31, 2004 included in this annual report, as well as with the information presented under “Introduction—Presentation of Financial and Other Information” and “Item 3: Key Information—Selected Combined and Consolidated Financial Data.”

     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Introduction—Special Note Regarding Forward-Looking Statements” and “Item 3: Key Information—Risk Factors.”

General

     The discussion and analysis of our financial condition and results of operations has been organized to present the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting estimates;

•	a discussion of the principal factors that influence our results of operations and liquidity;

•	a discussion of developments since the end of 2004 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2004, 2003 and 2002;

•	a discussion of our liquidity and capital resources, including our changes in financial position for the years ended December 31, 2004, 2003 and 2002, and our short-term and long-term indebtedness;

•	a discussion of our capital expenditures and our contractual commitments; and

•	a qualitative and quantitative discussion of market risks that we face.

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

     Our results of operations have been influenced and will continue to be influenced by a variety of factors, including:

•	the substantial reduction in our production capacity and product offerings as a result of the disposition of Durango Paper Company, Pronal and the molded pulp division of Empaques de Cartón Titán, or Titán, and our proposed disposition of our Chihuahua particleboard plant;

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness, which affects our net financial expenses;

•	the Mexican and U.S. market prices of corrugated containers, containerboard and newsprint, which significantly affect our net revenue;

•	the level of production capacity in the United States and Mexico for the products that we sell and our capacity utilization rate, which significantly affects the cost of producing our products and may lead to the impairment of our assets;

•	the Mexican and U.S. market prices of OCC and ONP, the principal raw materials in our paper manufacturing operations, which significantly affects the cost of producing our products;

•	the growth rate of Mexican GDP and U.S. GDP, which affects the demand for our products, and consequently our sales volume;

•	the exchange rate of the peso against the dollar, which affects our net sales in pesos and our financing costs;

•	inflation rates in Mexico; and

•	our ability to use our net operating loss carryforwards.

Our financial condition and liquidity is and will be influenced by a variety of factors, including:

•	our defaults on our unsecured debt in November 2002 and our financial restructuring;

•	our ability to generate cash flows from our operations;

•	prevailing domestic and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our limited ability to borrow funds from Mexican and international financial institutions or to sell our debt securities in the Mexican and international securities markets, primarily as a result of our defaults on our unsecured indebtedness; and

•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities.

Financial Presentation and Accounting Policies

Consolidated Financial Statements

     We have prepared our audited consolidated financial statements at December 31, 2004 and 2003 and for the three years ended December 31, 2004 in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 24 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004.

     As discussed in Note 1c to our audited consolidated financial statements, our financial statements at and for the year ended December 31, 2004 have been restated subsequent to our filing these financial statements with the Mexican National Banking and Securities Commission. The aggregate effect of this restatement has been to increase our total assets at December 31, 2004 by Ps  2.7 million from our total assets as previously reported, increase our stockholders’ equity at December 31, 2004 by Ps 231.4 million from our stockholders’ equity as previously reported and revise the Ps 145.0 million net loss for the year ended December 31, 2004 as previously reported to net income of Ps 60.6 million for the year ended December 31, 2004.

Business Segments

     We manage our business and report our results on a product basis in three segments. Our reportable segments are:

•	Paper - This segment includes our production and sale of containerboard (linerboard and corrugating medium), newsprint, uncoated free sheet, kraft paper and coated bleached board. This segment includes the operating results of the Grupo Durango division and the Grupo Pipsamex division in Mexico and Durango Paper Company and Durango McKinley Paper Company’s paper operations in the United States. We sold Durango Paper Company in October 2002 and no longer produce kraft paper and coated bleached board.

•	Packaging - This segment includes the production and sale of corrugated containers, multi-wall sacks and bags and paper tubes. This segment includes the operating results of the packaging division in Mexico and the U.S. We sold our paper tube manufacturing operation to Tubos y Especialidades de México, S.A. de C.V., a related party, in April 2003 for Ps 2.1 million. As a result, we no longer produce paper tubes.

•	Other - This segment includes the production and sale of plywood and particleboard.

     In 2004, paper products accounted for 44.4% of our net sales to third parties; packaging products accounted for 54.2% of our net sales to third parties and other products accounted for the remaining 1.4% of our net sales to third parties.

Discontinued Operations

     In connection with our financial and operating restructuring, during 2003 we authorized the discontinuation and/or sale of some subsidiaries or significant assets. The related assets, liabilities and operating results are presented in our audited consolidated financial statements as discontinued operations. In 2003, our discontinued operations consisted of (1) the molded pulp division of Titán, which we sold on February 27, 2003, (2) Pronal, which we sold on November 14, 2003, and (3) the Chihuahua particleboard plant of Ponderosa. In 2004, our discontinued operations consisted of the Chihuahua particleboard plant of Ponderosa.

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

Deferred taxes

     As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves our estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as allowance for doubtful accounts, deferred assets, inventories, property, machinery and equipment, accrued expenses and tax loss carryforwards, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

     Significant management judgment is required in determining our provision for income taxes, and any valuation allowance recorded against our deferred tax assets. In evaluating the need for a valuation allowance for deferred income tax assets related to tax loss carryforwards, we first consider the reversal of existing taxable temporary differences that are expected to generate taxable income during the tax loss carryforward periods. Subsequently, we consider any tax planning strategies if prudent and feasible. As we have experienced significant losses in recent years, we have not considered future taxable income projections.

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

     Prior to December 31, 2003, Mexican GAAP required the calculation of impairment of long-lived assets by comparing the unamortized carrying amount of the asset to the undiscounted future expected cash flows to be generated by the assets, without interest charges. Under these rules, if the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss was recognized for the difference between the fair value and carrying value of the assets. We recorded impairment losses for our long-lived assets of Ps 636.1 million during 2003 and Ps 1,624.6 million during 2002 in other expenses in our statement of operations and reserved these amounts against the value of our property, plant and equipment on our balance sheet. The deferred income tax effect for this reserve resulted in a benefit of Ps 203.6 million during 2003 and Ps 528.3 during 2002, which was recorded in income tax expenses (benefit) in our statement of operations.

     On January 1, 2004, we adopted Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal,” issued by MIPA, or Bulletin C-15. Bulletin C-15 establishes general criteria for the identification and, if applicable, recording of losses from impairment or the decrease in value of long-lived tangible and intangible assets, including goodwill. Bulletin C-15 requires the calculation of impairment of long-lived assets by comparing the unamortized carrying amount of the asset to the net present value of future expected net cash flows. Under Bulletin

C-15, if the net present value of future expected net cash flows is less than the carrying amount of the asset, a loss was recognized for the difference between the net present value of future expected net cash flows and carrying value of the assets. We recorded impairment losses for our long-lived assets of Ps 463.7 million during 2004 in other expenses in our statement of operations and reserved these amounts against the value of our property, plant and equipment on our balance sheet. The deferred income tax effect for this reserve resulted in a benefit of Ps 139.1 million during 2004, which was recorded in income tax expenses (benefit) in our statement of operations.

     For U.S. GAAP purposes, beginning on January 1, 2002, we follow SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 provides criteria for when and in what circumstances an impairment loss (write-down) should be recorded and the manner in which the write-down should be measured. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS 144, the impairment criteria is met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. If it is determined that an asset is impaired, it is written down to its fair value, if available or the present value of expected future cash flows.

     The estimates of undiscounted cash flows and the net present value of future expected net cash flows takes into consideration expectations of future macroeconomic conditions as well as our company’s internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk that we have considered in our valuation, nevertheless, actual future results may differ.

     For assets to be disposed of, our company assesses whether machinery or equipment can be used at other facilities and if not, estimates the proceeds to be realized upon sale of the assets. Our company has recorded impairment losses related to certain unused assets and such losses may potentially occur in the future. We reviewed the fair value less disposal cost of the long-lived assets for which management has committed to a plan of disposal, principally Ponderosa’s particleboard plant in 2002 and 2003 and Pronal’s assets in 2002, and recorded impairment losses for these assets of Ps 369.5 million during 2003 and Ps 106.2 million during 2002 in loss on discontinued operations in our statement of operations. The deferred income tax effect for this reserve resulted in a benefit of Ps 118.2 during 2003 and Ps 34.0 during 2002, which was recorded in loss on discontinued operations in our statement of operations.

Pension plans, seniority premiums and indemnities

     The determination of our obligations for pension plans, seniority premiums and indemnities are dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 12 to our audited consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

Negative goodwill

     Negative goodwill is amortized under the straight-line method over a period not to exceed two years, which in our opinion, approximates the period in which the acquired subsidiaries are integrated into our company. The period that it takes an acquired subsidiary to be integrated into our company involves significant judgments and the use of estimates.

Principal Factors Affecting Our Results of Operations and Liquidity

Our Financial Restructuring

     In November 2002, we defaulted on payments of principal and interest under our unsecured indebtedness. As a result of the factors described below, we did not generate sufficient cash flows from our operations to make a total of US$52.2 million of principal or a total of US$34.7 million of interest payments that were due on our unsecured indebtedness during 2002. In 2003, we did not pay a total of US$77.3 million of principal or a total of US$78.3 million of interest that was due on our unsecured indebtedness. In 2004, we did not pay a total of US$66.4 million of principal or a total of US$72.9 million of interest that was due on our unsecured indebtedness.

     Our liquidity crisis was caused by, among other things:

•	the substantial capital expenditures required to expand our production capacity, which resulted in a substantial debt service burden and led to our default on our unsecured indebtedness, which has restricted our access to the capital markets;

•	the economic slow-down in the U.S. and Mexico, which resulted in a reduction in the demand for manufactured products requiring the goods supplied by our company;

•	a significant drop in international market prices for paper and packaging products;

•	the significant increase in raw material costs and other production costs;

•	the devaluation of the peso against the dollar from 2002 to 2004; and

•	a significant delay in the implementation of our planned divestiture of certain non-strategic assets.

     In December 2002, we retained financial advisors to advise us in evaluating debt-restructuring alternatives to implement a long-term solution to our capital structure and debt service requirements. We also began discussions with our bank creditors and certain holders of our debt securities.

     On May 18, 2004, we filed a voluntary petition for concurso mercantil (commercial reorganization) under the LCM with the Mexican court. None of our subsidiaries filed for concurso mercantil or other bankruptcy protection in Mexico. On August 25, 2004, the Mexican court declared that we had satisfied all of the requirements to be a debtor under the LCM.

     We continued to negotiate with our creditors, and on August 13, 2004, we reached an agreement in principle with creditors collectively holding approximately 68% of our unsecured debt regarding the terms of a proposed plan of reorganization and a proposed plan support agreement. On November 17, 2004, the Mexican court certified the list of recognized claims in our commercial reorganization proceeding. On December 23, 2004, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in our commercial reorganization proceeding submitted our plan of reorganization to the holders of recognized claims that were party to our plan support agreement. The plan of reorganization provided that, in exchange for their debt, our unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of our unsecured debt. In addition to the new debt, the plan of reorganization provided that our unsecured financial creditors would receive a number of our Series B Shares representing an aggregate of approximately 17% of our capital stock on a fully diluted basis. The plan was executed by our company and the holders of a majority of the recognized claims on December 23, 2004.

     The conciliator submitted our executed plan of reorganization to the Mexican court on January 11, 2005, and it was approved by the Mexican court on February 7, 2005. On February 23, 2005, our plan of reorganization was consummated. As a result:

•	Bank creditors of our company with claims against our company in the amount of US$136.6 million (Ps 1,611.3 million) received a 2,392,957 of our Series B Shares, representing 2.16% of our issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of US$116.1 million (Ps 1,294.6 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears, and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of our company with claims against our company in the amount of US$510.3 million (Ps 5,689.9 million) related to our 2003 notes, 2006 notes, 2008 notes, 2009 notes and ECP note received 16,412,961 of our Series B Shares, representing 14.84% of our issued and outstanding capital stock, and an aggregate principal amount of US$433.8 million (Ps 4,836.5 million) of our 2012 notes in respect to these claims. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

     Our obligations under the Restructured Credit Agreement and the 2012 notes are guaranteed by the following subsidiaries: (1) Administración Corporativa de Durango, S. A. de C. V., or ACD, (2) Empaques de Cartón Titán, S.A. de C.V. or Titán (3) Envases y Empaques de México, S. A. de C. V., or Eyemex, (4) Cartonpack, S.A. de C.V., or Cartonpack, (5) Industrias Centauro, or Centauro, (6) Compañía Papelera de Atenquique, S. A. de C. V., or Atenquique, (7) Ponderosa Industrial de México, S.A. de C. V. or Ponderosa, (8) Porteadores de Durango, S. A. de C. V., (9) Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V., (10) Reciclajes Centauro, S. A. de C. V., (11) Durango Internacional, S.A. de C. V. and (12) Durango International, Inc.

     In addition, our obligations under the Restructured Credit Agreement and the 2012 notes are secured by (1) the shares of Grupo Pipsamex and Durango McKinley Paper Company, (2) the real property of ACD, Titán, Eyemex, Cartonpack, Centauro, Atenquique and Ponderosa, and (3) certain assets of Titán and Eyemex.

Disposition of Certain of Our Operations

     Our results of operations have been affected during the last three years by our disposition of some of our operations. As a result of these dispositions, our net sales, gross profit and operating income have decreased significantly and we have recorded significant other expenses, net losses of discontinued operations and an extraordinary loss.

Disposition of Durango Paper Company

     In October 2002, we sold Durango Paper Company and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., a related party. As a result of this sale, the capacity of our paper segment was reduced by 420 thousand short tons and we ceased producing kraft paper and coated bleached board.

     This sale gave rise to an aggregate loss of Ps 1,587.4 million, which is included in other expenses in our statement of operations for 2002. Prior to this sale, we had guaranteed certain obligations of Durango Paper Company and its subsidiaries, including a loan agreement with the Bank of America, N.A. and certain letters of credit, in an aggregate principal amount of US$25.2 million (Ps 281.0 million). In 2003, the creditors of these obligations called these guarantees. As a result, we recorded a charge to the statement of operations of Ps 275.8 million (US$23.6 million), which is included in other expenses in 2003 and corresponds to the principal amount of these obligations at the date these obligations were transferred to our company.

Disposition of Molded Pulp Division

     On February 27, 2003, our subsidiary, Titán, sold the assets of its molded pulp division for approximately US$53.7 million (Ps 629.8 million), resulting in a gain of Ps 352.4 million, which is included in the net loss of discontinued operations in the statement of operations for 2003. Pursuant to the asset purchase agreement, Titán transferred to the buyer some accounts receivable and trade accounts payable, in order to enable the buyer to continue with the production and selling of molded products. As a result of this sale, the capacity of our packaging segment was reduced by 40 thousand short tons and we ceased producing molded pulp products.

Disposition of Pronal

     On November 14, 2003, our subsidiary, Grupo Pipsamex, sold its subsidiary, Pronal, for US$28.0 million (Ps 342.8 million), resulting in a loss of Ps 470.7 million, which is included in the net loss of discontinued operations in the statement of operations for 2003. As a result of this sale, the capacity of our paper segment was reduced by 160 thousand short tons and we ceased being the sole Mexican producer of newsprint.

     A portion of the proceeds of this sale was pledged to Bancomext under the terms of our loan agreements with Bancomext, and was included in our balance sheet as restricted cash as of December 31, 2003. On September 29, 2004, we used this restricted cash to prepay a portion of our loans to Bancomext.

Disposition of Mexico City Warehouse

     On November 25, 2003, our subsidiary, Grupo Pipsamex, sold a warehouse located in Mexico City for US$11.5 million (Ps 135.9 million). As part of the sale, Grupo Pipsamex reserved the right to use a portion of the warehouse representing approximately one third of the entire property for a period of five years at no cost. This sale generated a loss of Ps 204.0 million, which is recorded in other expenses in our statement of operations for 2003.

     A portion of the proceeds of this sale is pledged to Bancomext under the terms of our loan agreements with Bancomext, and was included in our balance sheet as restricted cash as of December 31, 2003. On September 29, 2004, we used this restricted cash to prepay a portion of our loans to Bancomext.

Disposition of Chihuahua Particleboard Operations

     During 2003, our management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. Based on negotiations with a potential buyer, we reduced the book value of the net assets to be sold by Ps 369.5 million, which reduction is included in the net loss of discontinued operations in the statement of operations for 2003. If we sell this plant, the capacity of our other segment will be reduced by 200 thousand short tons to 58 thousand short tons.

Effect of Level of Indebtedness and Interest Rates

     At December 31, 2004, our total outstanding indebtedness on a consolidated basis was Ps 7,130.1 million, excluding Ps 1,081.9 million (US$97.0 million) of liabilities to be capitalized. As a result of our substantial indebtedness, our company incurred interest expenses of Ps 1,121.6 million in 2004, Ps 1,247.4 million in 2003 and Ps 1,185.8 million in 2002. In addition, because substantially all of our indebtedness is denominated in dollars and the peso depreciated significantly against the dollar during 2003 and 2002, our company incurred foreign exchange losses of Ps 864.0 million in 2003 and Ps 1,050.1 million in 2002. These interest expenses and foreign exchange losses were substantial factors in our net losses for 2004, 2003 and 2002.

     Our debt obligations with variable interest rates expose our company to market risks from changes in the London interbank offered rate, or LIBOR.

     As a result of our defaults on our unsecured debt, on January 16, 2003, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, lowered our foreign and local currency corporate ratings to “SD.” On February 4, 2003, Standard & Poor’s lowered our foreign and local currency corporate ratings to “D.” “D” is Standard & Poor’s lowest rating category out of 22 and signifies a payment default. On January 21, 2003, Moody’s Investors Service, or Moody’s, lowered all ratings on existing notes to a rating of “Ca”. “Ca” is the 2nd-lowest rating category out of 22 and describes obligations which Moody’s believes are speculative to a high degree and which are often in default or have other marked shortcomings. These rating agencies have ceased rating our company and our debt instruments.

     As a result of the cessation of these ratings agencies’ coverage of our company and debt instruments, our access to sources for short-term financing has been severely restricted, thus impeding our ability to finance our operations. Furthermore, the negative publicity surrounding the downgrades and our financial restructuring has adversely affected the terms of our trade payables and our ability to obtain new customers.

Pricing of Our Products

     In 2004, paper products accounted for 44.4% of our net sales to third parties and packaging products accounted for 54.2% of our net sales to third parties. The pricing of our products is influenced by a number of factors, including:

•	industry capacity utilization and significant increases in capacity in the industry;

•	recycled fiber prices;

•	demand for packaging products as a result of the level of growth of the Mexican and U.S. economies;

•	fluctuations in the exchange rate between the peso and the dollar; and

•	prevailing inflation rates.

     Containerboard. Our prices for containerboard primarily reflect international paper prices. During 2002, our average price per short ton for containerboard declined by 11.0%, primarily because of the slowing of the economies in Mexico and the United States. During 2003, our average price per short ton for containerboard declined by 5.7%, principally due to the slow economic recovery in the United States and Mexico. During 2004, our average price per short ton for containerboard increased by 15.1%, principally as a result of increased economic activity in Mexico and the United States.

     Newsprint. Our prices for newsprint primarily reflect international paper prices. We were the only producer of newsprint in Mexico from the end of 1998, when we acquired Grupo Pipsamex, until November 2003, when we sold Pronal. During 2002, our average price per short ton for newsprint decreased by 16.3%, principally due to the slowing of the economies in Mexico and the United States. During 2003, our average price per short ton for newsprint decreased by 5.3%, principally due to the slow economic recovery in the United States and Mexico. In 2004, our average price per short ton for newsprint increased by 7.7%, principally as a result of the recovery of the international price of newsprint.

     Packaging products. In general, the prices of our packaging products fluctuate in accordance with international prices. As a result of generally low prices for packaging products in the United States, competition in Mexico from imports has increased. During 2002, our average price per short ton for corrugated containers decreased by 9.6%, principally due to the slowing of the economies in Mexico and the United States. During 2003, our average price per short ton for corrugated containers decreased by 2.5%, principally due to the slow economic recovery in the United States and Mexico. In 2004, our average price per short ton for corrugated containers decreased by 0.1%.

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

     The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
Containerboard	99%	99%	96%
Newsprint and uncoated free sheet	93%	94%	92%
Corrugated containers	71%	70%	67%
Multi-wall sacks and bags	59%	56%	68%

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

Recycled Fiber Costs

     OCC and ONP are the primary raw materials used in the production of our paper products. In 2004, OCC and ONP represented approximately 38% of the total cost of goods sold of our paper segment and approximately 30% of our consolidated cost of goods sold. The cost of OCC and ONP varies in accordance with international market prices, which fluctuate depending upon the supply of OCC and ONP and the demand for finished paper. Mexican OCC or ONP prices tend to follow price movements in the United States, but are generally lower because Mexican OCC or ONP is lower in quality.

     We believe that we are one of Mexico’s largest users of recycled paper and operate recycling centers in the United States in Albuquerque and Phoenix. In 2004, approximately 39% of the OCC and ONP used in our United States paper production were collected by our recycling centers. We purchase the remainder of our OCC and ONP requirements in the open market.

     Because the primary raw material of our packaging segment is containerboard produced by our paper segment or other paper producers with cost structures similar to ours, fluctuations in the international market price of OCC and ONP result in similar fluctuations in the cost of the primary raw materials of the packaging segment.

     We attempt to revise the prices for our products, which are generally denominated in dollars or are dollar-linked, to reflect changes in the international market prices of these products, which in turn reflect fluctuations in the international market prices of OCC and ONP. However, as a result of the imbalance between supply of and demand for paper and packaging products, during 2002 and 2003 we were not able to successfully pass through the increased prices of OCC and ONP to our customers.

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

Energy Costs

     In 2004, energy cost represented approximately 17% of our cost of production. In particular, our paper mills consume significant amounts of electric power. We purchase approximately 70% of the electric power needs of our Mexican operations from the Federal Electricity Commission (Comisión Federal de Electricidad), the Mexican state-owned electric company, under long-term contracts and we produce the remainder at our own power plants. These long-term contracts guarantee the supply of electric power at prices that have historically increased by the Mexican inflation rate. In the United States, our McKinley mill is supplied 100% by a rural electric cooperative at formula prices under a long-term contract. Our U.S. converting facilities purchase electric power from local utilities.

Mexican and United States Demand for Our Products

     We sell paper and packaging products in Mexico and the United States. The following is our geographic segment sales information for the periods indicated.

	Year Ended December 31,
	2004		2003		2002
	(in million of constant pesos)
Mexico	Ps	9,693.7	Ps	7,812.0	Ps	8,068.4
United States		2,391.3		2,101.3		3,432.6
Eliminations.		(4,232.5)		(2,762.7)		(3,025.7)

Total	Ps	7,852.4	Ps	7,150.5	Ps	8,475.4

     In 2004:

•	approximately 63% of our net sales of paper to third parties was to customers in Mexico, and the remainder was to customers in the United States; and

•	approximately 86% of our net sales of packaging products to third parties was to customers in Mexico, and the remainder was to customers in the United States.

     In 2004, approximately 8% of our net sales of packaging products was to companies in Mexico that primarily export their products, including exporters located in the border region, maquiladoras located outside of the border region and other Mexican exporters.

     As a Mexican company with most of our operations in Mexico, we are significantly affected by economic conditions in Mexico. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of Mexico’s GDP because our products are used in the packaging of a wide range of consumer, agricultural, manufacturing and industrial products.

     In addition, because a significant portion of our operations are in the United States and a large portion of our packaging products are used in Mexico to package consumer, agricultural, manufacturing and industrial products destined for the United States, our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the United States’ GDP.

     Mexican GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Mexican GDP grew by 0.9% in 2002, contracted by 1.2% in 2003 and grew by 4.4% in 2004. Our management believes that economic growth in Mexico would positively affect our future net sales and results of operations. However, a recession in Mexico would likely reduce our future net sales and have negative impacts on our results of operations.

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

     Approximately 28% of our sales were made in dollars during 2004 with the balance primarily dollar-linked. Historically, costs of production in Mexico have been incurred in pesos, although substantially all of the costs and expenses of Durango McKinley Paper Company are incurred in dollars. During 2004, 22% of our consolidated cost of goods sold was incurred in dollars or was dollar-linked. The primary dollar costs of our Mexican operations are incurred for imports of OCC and ONP. Fluctuations in the peso affect the cost of imported OCC and ONP and other dollar-linked or imported raw materials. The peso depreciated by 13.8% against the dollar in 2002 and by 7.6% in 2003, and appreciated by 0.8% against the dollar in 2004.

     Depreciation of the peso against the dollar generally results in our receiving more pesos for our dollar sales but our dollar-based costs increase. The net effect on our operating income is generally positive because the percentage of our net sales denominated in dollars or dollar-linked is significantly higher than the percentage of our costs and expenses that are denominated in dollars or dollar-linked. In addition, depreciation of the pesos against the dollar generally benefits Mexican traditional exporters and maquiladora exporters that consume our packaging products.

     Conversely, appreciation of the peso against the dollar generally results in our receiving fewer pesos for our dollar sales but our dollar-based costs decrease. The net effect on our operating income is generally negative because the percentage of our net sales denominated in dollars or dollar-linked is significantly higher than the percentage of our costs and expenses that are denominated in dollars or dollar-linked. In addition, appreciation of the peso against the dollar generally reduces the sales of Mexican traditional exporters and maquiladora exporters that consume our packaging products.

     At December 31, 2004, substantially all of our indebtedness was denominated in dollars. As a result, when the peso depreciates against the dollar:

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

     A component of our net comprehensive financing cost includes our gain or loss from monetary position, which refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain from monetary position results from holding net monetary liabilities during periods of inflation as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities, including debt and other payables, exceeded our monetary assets, including cash, temporary investments and accounts receivable, in 2002, 2003 and 2004 we recorded a gain from monetary position for those periods.

     The table below shows Mexican inflation according to the NCPI and our gain on monetary position for the periods indicated:

	Year Ended December 31,
	2004		2003		2002
	(in millions of constant pesos,
	except percentages)
Inflation		5.2%		4.0%		5.7%
Gain from monetary position	Ps	451.8	Ps	386.3	Ps	427.2

Effect of Taxes on Our Income

     In accordance with Mexican tax law, we are subject to federal income tax, tax on assets and employee statutory profit sharing.

Income Taxes and Employee Statutory Profit Sharing

     The income tax rate was 35% in 2002, 34% in 2003 and 33% in 2004. Mexican income taxes take into consideration the taxable and deductible effects of inflation. As a result of an amendment to the Income Tax Law that became effective on November 13, 2004, the income tax rate will be 30%, 29% and 28% in 2005, 2006 and 2007, respectively. These reductions in the income tax rate resulted in an increase in the value of our deferred income tax liability of Ps 22.6 million, which increase was charged to income tax benefit in our statement of income.

     Like other Mexican companies, we are required by law to pay our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments). Prior to 2002, the payment of employee statutory profit sharing was deductible in certain instances. This deduction was completely eliminated in 2002, but is scheduled to be reinstated in 2006. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability.

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

Tax Loss Carryforwards and Recoverable Asset Taxes

     Tax loss carryforwards and recoverable asset taxes for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized may be recovered subject to certain conditions. Due to a deterioration in the circumstances used to assess the realization of the benefit of tax loss carryforwards and recovery of tax on assets paid, the valuation allowance for benefit of tax loss carryforwards and recoverable tax on assets was increased by Ps 175.6 million in 2004 and Ps 575.3 million in 2003 and charged to results of operations.

     Restated amounts as of December 31, 2004 and expiration dates are:

	Tax Loss		Recoverable
Year of expiration	Carryforwards		Asset Taxes
	(millions of constant pesos)
2005	Ps	232.9	Ps	13.8
2006		158.1		27.6
2007		105.0		27.4
2008		155.0		26.6
2009		101.8		20.8
2010		118.1		25.1
2011		130.6		23.4
2012		1,524.1		60.5
2013		1,460.0		56.4
2014		423.9		5.6

Total	Ps	4,409.3	Ps	287.2

Recent Developments

Financial Restructuring

     As discussed above under “—Principal Factors Affecting Our Results of Operations and Liquidity—Our Financial Restructuring”, our plan of reorganization was executed by our company and the holders of a majority of the recognized claims on December 23, 2004. The conciliator submitted our executed plan of reorganization to the Mexican court on January 11, 2005, and it was approved by the Mexican court in final form on February 7, 2005.

     On February 23, 2005, our plan of reorganization was consummated. As a result:

•	Bank creditors of our company with claims against our company in the amount of US$136.6 million (Ps 1,611.3 million) received 2,392,957 of our Series B Shares, representing 2.16% of our issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of US$116.1 million (Ps 1,294.6 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears, and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of our company with claims against our company in the amount of US$510.3 million (Ps 5,689.9 million) related to our 2003 notes, 2006 notes, 2008 notes, 2009 notes and ECP note received 16,412,961 of our Series B Shares, representing 14.84% of our issued and outstanding capital stock, and an aggregate principal amount of US$433.8 million (Ps 4,836.5 million) of our 2012 notes in respect to these claims. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

     Our obligations under the Restructured Credit Agreement and the 2012 notes are guaranteed by the following subsidiaries: (1) ACD, (2) Titán, (3) Eyemex, (4) Cartonpack, (5) Centauro, (6) Atenquique, (7) Ponderosa, (8) Porteadores de Durango, S. A. de C. V., (9) Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V., (10) Reciclajes Centauro, S. A. de C. V., (11) Durango Internacional, S.A. de C. V. and (12) Durango International, Inc.

     In addition, our obligations under the Restructured Credit Agreement and the 2012 notes are secured by (1) the shares of Grupo Pipsamex and Durango McKinley Paper Company, (2) the real property of ACD, Titán, Eyemex, Cartonpack, Centauro, Atenquique and Ponderosa, and (3) certain assets of Titán and Eyemex.

Acquisition of Empaques del Norte

     On April 11, 2005, our company entered into an agreement to acquire all of the capital stock of Empaques del Norte, S.A. de C.V. for US$5.8 million. The purchase price will be made in five installments between April 2005 and May 2006. Payment of the first four installment payments has been made. Under the purchase agreement, the seller retains title to these shares until all installment payments have been made. Empaques del Norte, S.A. de C.V. owns a corrugated container plant with an annual production capacity of 25,000 short tons.

Acquisition of Líneas Aéreas

     On April 18, 2005, our company purchased substantially all of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V., or Líneas Aéreas, for Ps 100.0 thousand from certain members of the Rincón family and some of their children. Líneas Aéreas owns two business jets and provides transportation services to our subsidiaries and third parties. In connection with this transaction, we assumed a financial lease agreement with GE Capital Leasing with respect to one of the business jets.

     Under this financial lease agreement, we are required to make monthly lease payments with a final payment due in October 2007. The outstanding amount under this financial lease bears interest at a rate of prime + 1.50% per annum. Our obligations under this financial lease are secured by a pledge of the business jet and guaranteed by CODUSA. As of June 30, 2005, the aggregate principal amount outstanding under this financial lease was US$5.2 million (Ps 57.6 million).

Sale of Ponderosa (Unaudited)

     On July 15, 2005, our subsidiaries, Ponderosa and Compañía Forestal de Durango S.A. de C.V., sold the assets of our Chihuahua particleboard plant for US$30 million. As a result of this sale, the capacity of our other segment was reduced by 200 thousand short tons, we ceased producing particleboard and we no longer have any discontinued operations.

Results of Operations

     The following discussion of our results of operations is based on our audited consolidated financial statements prepared in accordance with Mexican GAAP. The discussion of the results of our business segments is based upon financial information reported for each of the three segments of our business, as detailed in note 22 to our audited consolidated financial statements.

     In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, except as the context otherwise indicates.

     The following table sets forth consolidated financial information for each of the three years ended December 31, 2004.

	Year Ended December 31,
	2004 as restated		2003		2002
	(in millions of constant pesos)
Net sales	Ps	7,852.4	Ps	7,150.5	Ps	8,475.4
Cost of sales		6,733.6		6,151.0		7,287.8

Gross profit		1,118.8		999.5		1,187.6
Selling, general and administrative expenses		676.2		678.6		659.5

Operating income		442.7		320.9		528.0
Other income (expense), net		(404.2)		(1,588.3)		(3,262.9)
Net comprehensive financing cost:
Interest expense		(1,121.6)		(1,247.4)		(1,185.8)
Interest income		40.2		44.1		41.9
Foreign exchange gain (loss)		60.5		(864.0)		(1,050.1)
Monetary position gain		451.8		386.3		427.2

		(569.0)		(1,681.0)		(1,766.8)

Loss from continuing operations before income taxes and employee statutory profit sharing		(530.5)		(2,948.4)		(4,501.6)
Asset tax		(14.7)		—		—
Income tax benefit		501.0		0.7		707.2
Employee statutory profit sharing expense		—		(1.8)		(1.1)

Loss before equity in income of associated companies		(44.1)		(2,949.5)		(3,795.6)
Equity in income of associated companies		2.6		2.0		2.1

Loss from continuing operations		(41.5)		(2,947.5)		(3,793.5)
Discontinued operations		102.1		(577.7)		(108.2)

Consolidated net loss	Ps	60.6	Ps	(3,525.2)	Ps	(3,901.7)

     The following table sets forth consolidated financial information for our business segments for each of the three years ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(in millions of constant pesos, except percentages)
Paper
Sales to third parties	Ps	3,488.3	Ps	2,929.8	Ps	4,235.4
Intersegment sales		3,936.3		2,605.5		2,879.4
Total sales		7,424.6		5,535.4		7,114.8
Operating income (loss)		55.5		(116.5)		8.9
Operating margin (%)		1.6%		(4.0)%		0.2%
Depreciation and amortization		285.8		278.5		348.4

Packaging
Sales to third parties	Ps	4,257.2	Ps	4,134.9	Ps	4,141.4
Intersegment sales		296.1		140.3		98.4
Total sales		4,553.3		4,275.2		4,239.8
Operating income		386.0		452.6		520.1
Operating margin (%)		9.1%		10.9%		12.6%
Depreciation and amortization		133.8		125.4		119.0

Other
Sales to third parties	Ps	107.0	Ps	85.8	Ps	98.5
Intersegment sales		0.1		17.0		47.9
Total sales		107.1		102.8		146.5
Operating income (loss)		1.2		(15.3)		(1.0)
Operating margin (%)		1.1%		(17.8)%		(1.0)%
Depreciation and amortization		7.5		11.6		10.6

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net Sales

     Net sales increased by 9.8% in 2004 due to:

•	the 19.1% increase of net sales to third parties of our paper segment;

•	the 3.0% increase of net sales to third parties of our packaging segment; and

•	the 24.7% increase of net sales to third parties of our other segment.

     Net sales to third parties of our paper segment increased by 19.1% in 2004, due to (1) a 25.8% increase in net sales to third parties of containerboard, principally due to a 15.1% increase in our average sales price for containerboard and a 9.3% increase in our sales volume of containerboard, (2) a 30.1% increase in net sales to third parties of newsprint, principally due to a 20.9% increase in our sales volume of newsprint and a 7.7% increase in our average sales price for newsprint, and (3) a 2.2% increase in net sales to third parties of uncoated free sheet, principally due to a 5.1% increase in our average sales price for uncoated free sheet, which was partially offset by a 2.7% decrease in our sales volume of uncoated free sheet.

     Net sales to third parties of our packaging segment increased by 3.0% in 2004, primarily as a result of (1) a 2.6% increase in net sales to third parties of corrugated containers, principally due to a 2.7% increase in our sales volume of corrugated containers, the effects of which were partially offset by a 0.1% decline in our average sales price for corrugated containers, and (2) an 8.6% increase in net sales to third parties of multi-wall sacks and bags, principally due to a 11.1% increase in our sales volume of multi-wall sacks and bags, the effects of which were partially offset by a 2.1% decline in our average sales price for multi-wall sacks and bags.

     Net sales to third parties of our other segment increased by 24.7% in 2004, primarily due to a 15.2% increase in our average sales price for our other products and an 8.2% increase in our sales volume of our other products.

Cost of Sales

     Cost of sales increased by 9.5% in 2004, primarily due to increased sales volumes of paper products. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 30% of our cost of sales in 2004, increased by 17.7% in nominal dollar terms to US$146 per short ton in 2004 from US$124 per short ton in 2003. Our energy cost, which represented approximately 17% of our cost of production in 2004, increased by 10.1%, primarily as a result of increased production volumes and increased prices for energy. On a unit cost basis, energy cost increased by 4% in 2004. Our labor cost, which represented approximately 12% of our cost of production in 2004, increased by 4%, primarily as a result of increases in wages paid to our employees. On a unit cost basis, labor costs decreased by 2% in 2004.

Gross Profit and Gross Margin

     Gross profit increased by 11.9% in 2004, primarily as a result of the increase in net sales of our paper and packaging segments. Gross margin increased to 14.2% in 2004 compared to 14.0% in 2003.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses remained stable at Ps 676.2 million in 2004 compared to Ps 678.6 million in 2003. Selling, general and administrative expenses as a percentage of our net sales decreased to 8.6% in 2004 compared to 9.5% in 2003 as a result of our greater control of our selling, general and administrative expenses which remained stable despite our increased net sales.

Operating Income

     Operating income increased by 38.0% in 2004, primarily as a result of the 11.9% increase in our gross profit that principally resulted from our increased net sales. Operating margin increased to 5.6% in 2004 compared to 4.5% in 2003.

     Operating income in our paper segment was Ps 55.5 million compared to operating loss of Ps 116.5 million in 2003, primarily as a result of (1) the recovery of this segment’s operating margin to 1.6% in 2004 compared to (4.0)% in 2003 as a result of the increase in average sales prices of our paper products, and (2) this segment’s increased net sales in 2004.

     Operating income in our packaging segment decreased by 14.7%, primarily as a result of the decline of the operating margin of this segment to 9.1% in 2004 compared to 10.9% in 2003, principally as a result of the decline in the average prices of our packaging products. The effects of this decline in operating margin was partially offset by the increased sales of this segment.

     Operating income in our other segment was Ps 1.2 million compared to operating loss of Ps 15.3 million in 2003, primarily as a result of (1) the recovery of this segment’s operating margin to 1.1% in 2004 compared to (17.8)% in 2003, primarily as a result of higher average prices for our other products, and (2) this segment’s increased net sales in 2004.

Other Expense, Net

     Other expense, net decreased by 74.6% in 2004. In 2004, other expense, net arose primarily as a result of:

•	a Ps 463.7 million expense recorded as a result of the impairment of long-lived assets at five of our mills and plants;

•	a Ps 322.8 million expense recorded as a result of the amortization in full of the debt issuance expenses relating to our 2003 notes, 2006 notes, 2008 notes and 2009 notes; and

•	a Ps 144.6 million expense reflecting the expenses we incurred in 2004 related to the restructuring of our indebtedness.

These expenses were partially offset by other income of Ps 620.8 million we recorded as a result of our purchase of notes issued by our company in the aggregate principal amount of US$48.1 million (Ps 536.3 million) for US$7.5 million (Ps 86.0 million).

     In 2003, other expense, net arose primarily as a result of:

•	a Ps 636.1 million expense recorded as a result of the impairment of long-lived assets at five of our mills and plants;

•	a Ps 287.0 million expense reflecting the expenses we incurred in 2003 related to the restructuring of our indebtedness, including our payment of US$12.0 million in fees related to certain forbearance agreements;

•	a Ps 331.4 million expense recorded as a result of our assumption of the Bank of America, N.A. loan agreement and the JPMorgan letters of credit relating to the call of our guarantees of these instruments following the defaults on these instruments by Durango Georgia Receivables Company and Durango Paper Company, respectively; and

•	a Ps 210.0 million expense reflecting our loss on the sale of property, plant and equipment, principally the sale of Grupo Pipsamex’s warehouse in Mexico City.

Net Comprehensive Financing Cost

     Net comprehensive financing cost decreased by 66.1% in 2003, primarily due to (1) the Ps 60.5 million foreign exchange gain we recorded in 2004 compared to the Ps 864.0 million foreign exchange loss we recorded in 2003 as a result of a 0.8% appreciation of the peso in 2004 as compared to a 7.6% depreciation of the peso in 2003, and (2) a 10.1% decrease in interest expense in 2004, primarily as a result of our ceasing to accrue interest on our outstanding unsecured debt after the Mexican court declared us to be in commercial reorganization under the LCM on August 25, 2004, the effect of which was partially offset by our accrual of interest on this debt at default rates in 2004 prior to August 25, 2004.

Income Tax Benefit

     Income tax benefit was Ps 501.0 million in 2004 as compared to Ps 0.7 million in 2003, principally due to the change in the valuation allowance for recoverable deferred income tax assets and recoverable tax on assets.

Income (Loss) from Discontinued Operations

     Income from discontinued operations was Ps 102.1 million in 2004 compared loss from discontinued operations of Ps 577.7 million in 2003. In 2004, our discontinued operations were the operations of our Chihuahua particleboard mill, which were held for sale at December 31, 2004. In 2003, our discontinued operations were:

•	the operations of our molded pulp division, which we sold for US$53.7 million on February 27, 2003;

•	the operations of Pronal, which we sold for US$28.0 million on November 14, 2003; and

•	the operations of our Chihuahua particleboard mill, which were held for sale at December 31, 2003.

     In 2004, income from discontinued operations was composed of:

•	income of Ps 68.1 million generated by our discontinued operations; and

•	a Ps 34.0 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations.

     In 2003, loss from discontinued operations was composed of:

•	a Ps 593.2 million loss incurred by our discontinued operations, including a Ps 369.5 million impairment charge assessed against the Chihuahua particleboard mill;

•	a Ps 470.7 million loss recorded on the sale of Pronal;

•	a Ps 352.4 million gain recorded on the sale of our molded pulp division; and

•	a Ps 133.8 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations.

Consolidated Net Income (Loss)

     Net income was Ps 60.6 in 2004 and a net loss of Ps 3,525.3 in 2003. Net income as a percentage of net sales decreased to 0.8% in 2004 compared to a net loss of 49.3% in 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Net Sales

     Net sales decreased by 15.6% in 2003 due to:

•	the 30.8% decrease of net sales to third parties of our paper segment;

•	the 12.9% decrease of net sales to third parties of our other segment; and

•	the 0.2% decrease of net sales to third parties of our packaging segment.

     Net sales to third parties of our packaging segment decreased by 0.2% in 2003, primarily as a result of a 22.5% decrease in net sales to third parties of multi-wall sacks and bags, principally due to a 21.1% decline in sales volumes as a result of our closure of a plant in Apasco. The effect of this decrease was partially offset by a 2.3% increase in net sales to third parties of corrugated containers, due to a 5.0% increase in sales volumes. This increase in sales volumes was partially offset by a 2.5% decrease in our average price of corrugated containers.

     Net sales to third parties of our paper segment decreased by 30.8% in 2003, primarily due to:

•	the elimination of our kraft paper and coated bleach board operations as a result of our sale of Durango Paper Company;

•	a 2.7% decrease in net sales to third parties of newsprint, principally due to a 5.3% decrease in our average sales price for newsprint and a 2.7% increase in our sales volume of newsprint; and

•	a 3.9% increase in net sales to third parties of uncoated free sheet, principally due to a 2.2% decline in our average sales price for uncoated free sheet, which was partially offset by a 6.3% increase in our sales volume of uncoated free sheet.

     Net sales to third parties of our other segment decreased by 12.9% in 2003, primarily due to a 32.0% decrease in sales volumes of our other products. The decrease in sales volume was partially offset by a 28.0% increase in our average price for our other products.

Cost of Sales

     Cost of sales decreased by 15.6% in 2003, primarily due to lower sales volumes of paper products and improved use of raw materials, which offset the higher unit costs we paid for the principal inputs in our production process. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 31% of our cost of sales in 2003, increased by 3.3% in nominal dollar terms to US$124 per short ton in 2003 from US$120 per short ton in 2002. Our energy cost, which represented approximately 18% of our cost of production in 2003, increased by only 4%, despite the higher prices we paid for energy, primarily as a result of increased prices for energy. On a unit cost basis, energy costs increased by 15% in 2003. Our labor cost, which represented approximately 11% of our cost of production in 2003, decreased by 29% in 2003, primarily as a result of our sale of Durango Paper Company in October 2002. On a unit cost basis, labor costs decreased by 21% in 2003, primarily as a result of our sale of Durango Paper Company, which had higher labor costs than our other paper plants.

Gross Profit and Gross Margin

     Gross profit decreased by 15.8% in 2003, primarily as a result of the decline in our net sales. Gross margin was stable at 14.0% in 2003 and 2002.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 2.9% in 2003; however, because we were not able to reduce these expenses at the same rate as the decline in our net sales, selling, general and administrative expenses as a percentage of our net sales increased to 9.5% in 2003 compared to 7.8% in 2002.

Operating Income

     Operating income decreased by 39.2% in 2003, primarily as a result of the 15.8% decline in our gross profit that principally resulted from our declining net sales. Operating margin decreased to 4.5% in 2003 compared to 6.2% in 2002.

     Operating loss in our paper segment was Ps 116.5 million compared to operating income of Ps 8.9 million in 2002, primarily as a result of this segment’s lower net sales and reduced operating margin as a result of the decline in average sales prices of our paper products. Operating margin in our paper segment decreased to (4.0)% in 2003 compared to 0.2% in 2002.

     Operating income in our packaging segment decreased by 13.0%, primarily as a result of a decline in the average prices of our packaging products. Operating margin in our packaging segment decreased to 10.9% in 2003 compared to 12.6% in 2002.

     Operating loss in our other segment decreased to Ps 15.3 million in 2003 from Ps 1.0 million in 2002, primarily as a result of lower net sales of our other products. Operating margin in our other segment decreased to (17.8)% in 2003 compared to (1.0)% in 2002.

Other Expense, Net

     Other expense, net was Ps 1,588.3 million in 2003 compared to Ps 3,262.9 million in 2002. In 2003, other expense, net arose primarily as a result of:

•	a Ps 636.1 million expense recorded as a result of the impairment of long-lived assets at five of our mills and plants.

•	a Ps 287.0 million expense reflecting the expenses we incurred in 2003 related to the restructuring of our indebtedness, including our payment of US$12.0 million in fees related to certain forbearance agreements.

•	a Ps 275.8 million expense recorded as a result of our assumption of the Bank of America, N.A. loan agreement and the JPMorgan letters of credit relating to the call of our guarantees of these instruments following the defaults on these instruments by Durango Georgia Receivables Company and Durango Paper Company, respectively.

•	a Ps 210.0 million expense reflecting our loss on the sale of property, plant and equipment, principally the sale of Grupo Pipsamex’s warehouse in Mexico City.

     In 2002, other expense, net arose primarily as a result of:

•	a Ps 1,624.6 million expense recorded as a result of the impairment of long-lived assets at nine of our mills and plants.

•	a Ps 1,587.4 million expense reflecting our loss on the sale of Durango Paper Company.

Net Comprehensive Financing Cost

     Net comprehensive financing cost decreased by 4.9% in 2003, primarily due to the 17.7% decrease in foreign exchange loss resulting from the reduction of the depreciation of the peso against the dollar to 7.6% in 2003 from 13.8% in 2002. This effect was partially offset by:

•	a 5.2% increase in interest expense, primarily as a result of an increase in the average interest rate for our debt obligations; and

•	a 9.6% decrease in gain from monetary position, primarily as a result of the reduction of the rate of inflation in Mexico to 4.0% in 2003 from 5.7% in 2002.

Income Tax Benefit

     Income tax benefit was Ps 0.7 million in 2003 compared to Ps 707.2 million in 2002. Our effective tax rate decreased to 0.0% in 2003 from 15.7% in 2002 to due mainly to a change in the valuation allowance for recoverable tax on assets and benefit of tax loss carryforwards.

Discontinued Operations, net

     Discontinued operations, net was a loss of Ps 577.7 million in 2003 compared to a loss of Ps 108.2 million in 2002. In 2003 and 2002, our discontinued operations were:

•	the operations of our molded pulp division, which we sold for US$53.7 million on February 27, 2003;

•	the operations of Pronal, which we sold for US$28.0 million on November 14, 2003; and

•	the operations of our Chihuahua particleboard mill, which were held for sale at December 31, 2003.

     In 2003, discontinued operations, net was composed of:

•	a Ps 593.2 million loss incurred by our discontinued operations, including a Ps 369.5 million impairment charge assessed against the Chihuahua particleboard mill;

•	a Ps 470.7 million loss recorded on the sale of Pronal;

•	a Ps 352.4 million gain recorded on the sale of our molded pulp division; and

•	a Ps 133.8 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations.

     In 2002, discontinued operations, net was composed of:

•	a Ps 11.9 million loss incurred by our discontinued operations, primarily as a result of the Ps 167.6 million net comprehensive financing cost incurred by our discontinued operations and the Ps 106.2 million impairment charge assessed against our Pronal mill, which exceeded the Ps 170.5 million operating income and the Ps 91.3 million other income of our discontinued operations; and

•	a Ps 96.3 million income tax and employee statutory profit sharing expense incurred by our discontinued operations.

Consolidated Net Loss

     Net loss decreased by 9.6% in 2003. Net loss as a percentage of net sales increased to 49.3% in 2003 compared to 46.0% in 2002.

Liquidity and Capital Resources

     Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing our indebtedness; and

•	capital expenditures related to investments in operations, major maintenance and expansion of plant facilities.

     Our principal sources of liquidity have historically consisted of:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

     At December 31, 2004 and December 31, 2003, we had cash and temporary investments of Ps 834.9 million and Ps 680.6 million, respectively. In addition, we had restricted cash totaling Ps 165.7 million at December 31, 2003. At December 31, 2004 and December 31, 2003, we had working capital of Ps 2,044.5 million and Ps (8,294.7) million, respectively. Our working capital position has substantially improved as a result of the restructuring of our indebtedness.

     We believe that cash generated by our operating activities will be adequate to meet our debt service requirements, capital expenditures and working capital needs for the foreseeable future. Our future operating performance and our ability to service our debt are subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Changes in Financial Position

Net Resources Generated (Used) by Operating Activities

     Operating activities generated net resources of Ps 819.2 million in 2004, used net resources of Ps 465.0 million in 2003 and Ps 166.7 million in 2002. The significant factors that led to the generation of net resources by operating activities in 2004 were our consolidated loss for continuing operations of Ps 79.0 million, net of items not requiring or generating resources, principally:

•	impairment of long-lived assets of Ps 463.7 million related to five of our mills and plants;

•	depreciation and amortization of Ps 427.0 million,

•	amortization of debt-issuance cost of Ps 327.5 million related to our 2003 notes, 2006 notes, 2008 notes and 2009 notes as a result of our financial restructuring, and

•	deferred income tax benefit of Ps 514.5 million, primarily as a result of the impairment of our long-lived assets.

These effects were supplemented by (1) a Ps 131.2 million decrease in trade accounts receivables, net, primarily as a result of greater efficiency in our collection process, (2) net income of discontinued operations, net of items not requiring the use of resources, of Ps 102.1 million, and (3) a Ps 70.8 million decrease in inventories. The effects of these items were partially offset by a Ps 215.5 million decrease in trade accounts payable.

     The significant factors that led to the use of net resources from operating activities in 2003 were our consolidated net loss of Ps 2,947.5 million, net of items not requiring or generating resources, principally:

•	impairment of long-lived assets of Ps 636.1 million related to five of our mills and plants;

•	depreciation and amortization of Ps 415.4 million,

•	loss related to Durango Paper Company of Ps 331.4 million; and

•	loss on sale of property, plant and equipment of Ps 210.0 million principally related to the sale of Grupo Pipsamex’s warehouse in Mexico City.

The effects of our net loss were supplemented by (1) net loss of discontinued operations, net of items not requiring the use of resources; of Ps 188.0 million, (2) a Ps 95.1 million increase in trade accounts receivable, net principally as a result of the increase in recoverable taxes; and (3) a Ps 85.8 million decrease in other, net resulting from an increase in deferred income of Grupo Pipsamex.

     The effects of these items were partially offset by:

•	a Ps 966.1 million increase in interest payable as a result of our failure to pay interest payments due on our unsecured indebtedness during 2003;

•	a Ps 90.6 million increase in trade accounts payable resulting from our decision to delay payments to certain of our trade creditors in order to conserve our cash resources;

•	a Ps 79.2 million increase in liabilities of discontinued operations; and

•	a Ps 50.8 million decrease in inventories, principally resulting from a decrease in spare parts and finished products.

     The significant factors that led to the use of net resources from operating activities in 2002 were our consolidated net loss of Ps 3,793.5 million, net of items not requiring or generating resources, principally:

•	deferred income tax benefit of Ps 828.0 million, primarily as a result of the impairment of certain of our long-lived assets;

•	impairment of long-lived assets of Ps 1,624.6 million related to nine of our mills and plants ;

•	loss related to Durango Paper Company of Ps 1,587.4 million; and

•	depreciation and amortization of Ps 478.0 million.

The effects of our net loss were supplemented by (1) a Ps 372.2 million decrease in trade accounts payable, primarily as a result of the sale of Durango Paper Company, (2) a Ps 163.7 million increase in assets of discontinued operations; and (3) a Ps 119.4 million decrease in liabilities of discontinued operations.

     The effects of these items were partially offset by:

•	a Ps 475.3 million decrease in trade accounts receivable, net, principally as a result of the sale of Durango Paper Company;

•	a Ps 257.0 million decrease in inventories, principally as a result of the sale of Durango Paper Company;

•	a Ps 167.1 million increase in interest payable, principally as a result of our failure to pay interest payments due on our unsecured indebtedness after November 29, 2002; and

•	the net income of discontinued operations, net of items not requiring the use of resources, of Ps 136.3 million.

Net Resources Generated (Used) by Financing Activities

     Financing activities used net resources of Ps 605.6 million in 2004 and Ps 58.7 million in 2003, and generated net resources of Ps 892.7 million in 2002. In 2004, net resources used by financing activities on a consolidated basis primarily consisted of payments of Ps 773.1 million of long-term debt, primarily payments on our capital leases and secured debt. The effects of these payments were partially offset by the incurrence of Ps 97.9 million of short-term and long-term debt, primarily as a result of the effects of the application of inflation accounting.

     In 2003, net resources used by financing activities on a consolidated basis primarily consisted of payments of Ps 427.0 million on our long-term debt, primarily payments on our capital leases and secured debt. The effects of these payments were partially offset by the incurrence of Ps 272.9 million of short-term and long-term debt, primarily as a result of the effects of the application of inflation accounting.

     In 2002, net resources generated by financing investing activities on a consolidated basis primarily consisted of our incurrence of:

•	the 2009 notes in an aggregate principal amount of US$175.0 million (Ps 1,951.2 million);

•	US$22.0 million (Ps 245.3 million) of indebtedness under the Bank of America, N.A. loan agreement; and

•	US$24.0 million (Ps 267.6 million) of indebtedness under the Bank of Albuquerque loan agreement.

     In 2002, in addition to scheduled amortizations under our outstanding debt:

•	we repurchased US$103.5 million (Ps 1,223.1 million) of our 12 5/8% Senior Notes due 2003;

•	we prepaid US$19.6 million (Ps 231.6 million) of our outstanding debt to Banamex; and

•	we prepaid US$3.9 million (Ps 46.1 million) of our outstanding debt to California Commerce Bank.

Net Resources Generated (Used) by Investing Activities

     Investing activities used net resources of Ps 59.4 million in 2004, generated net resources of Ps 957.1 million in 2003, and used net resources of Ps 1,039.7 million in 2002. In 2004, net resources used by investing activities on a consolidated basis primarily consisted of our acquisition of machinery and equipment for Ps 207.3 million. The effects of these transactions were partially offset by the termination of restrictions placed on Ps 165.7 million of the proceeds of the sales of Pronal and Grupo Pipsamex’s Mexico City warehouse as a result of the prepayment of a portion of our indebtedness to Bancomext in connection with the restructuring of our debt to Bancomext on September 30, 2004.

     In 2003, net resources generated by investing activities on a consolidated basis primarily consisted of (1) Ps 972.6 million received as proceeds from the sale of our molded products division and Pronal, and (2) Ps 242.4 million received as proceeds from the sale of property, plant and equipment, primarily Grupo Pipsamex’s Mexico City warehouse. The effects of these transactions were partially offset by the restrictions placed on Ps 165.7 million of the proceeds of the sales of Pronal and Grupo Pipsamex’s Mexico City warehouse and our acquisition of machinery and equipment for Ps 112.3 million.

     In 2002, net resources used in investing activities on a consolidated basis primarily consisted of our acquisition of machinery and equipment for Ps 479.1 million, our acquisition of other assets for Ps 399.0 million, and our investment of Ps 224.0 million in our subsidiaries, due to our sale of Durango Paper Company.

Indebtedness

     At December 31, 2004, our total outstanding indebtedness on a consolidated basis was Ps 7,130.1 million, excluding Ps 1,081.9 million (US$97.0 million) of liabilities to be capitalized, consisting of Ps 178.1 million of short-term indebtedness, including current portion of long-term indebtedness (or 2.5% of our total indebtedness), and Ps 6,952.0 million of long-term indebtedness (or 97.5% of our total indebtedness). All of our indebtedness at December 31, 2004 was denominated in foreign currencies. The weighted average interest rate on our indebtedness was 13.7% at December 31, 2004 without giving effect to our financial restructuring, 12.2% at December 31, 2003 and 11.3% at December 31, 2002.

Short-Term Indebtedness

     As a result of our financial restructuring, at December 31, 2004 we classified our unsecured bank debt and our 2003 notes, 2006 notes, 2008 notes, 2009 notes and ECP note as short-term and long-term debt with maturities corresponding to the 2012 notes and the notes to be issued under the Restructured Credit Agreement in accordance with the restructuring agreement.

Liabilities to be Capitalized

     As part of our financial restructuring, on February 23, 2005, we issued 18,805,918 of our Series B Shares, representing approximately 17.0% of our issued and outstanding capital stock, in respect of claims of our unsecured creditors for principal of Ps 1,081.9 million and accrued interest through December 31, 2004 of Ps 2,077.0 million. The amount of our long-term debt was reduced by Ps 1,081.9 million and the amount of our accrued interest was reduced by Ps 2,077.0 million in our balance sheet as of December 31, 2004 and these amounts were recorded as liabilities to be capitalized on our balance sheet as of December 31, 2004.

Long-Term Indebtedness

     The following table sets forth selected information with respect to certain of our principal outstanding long-term debt instruments at December 31, 2004. The amounts are shown net of the liabilities to be capitalized with respect to these debt instruments.

Outstanding
Principal Amount at
Instrument	December 31, 2004	Final Maturity

ECP Note	US$4.3 million	Restructured
2003 Notes	US$15.5 million	Restructured
2006 Notes	US$256.5 million	Restructured
2008 Notes	US$8.8 million	Restructured
2009 Notes	US$148.7 million	Restructured
Banamex Loan	US$64.0 million	Restructured
Banamex Promissory Note	US$4.3 million	Restructured
First California Commerce Bank Loan	US$9.9 million	Restructured
Second California Commerce Bank Loan	US$10.6 million	Restructured
JPMorgan Chase Loan	US$8.5 million	Restructured
Bank of America, N.A. Loan Agreement Guarantee	US$14.5 million	Restructured
First JPMorgan Chase Letter of Credit	US$2.2 million	Restructured
Second JPMorgan Chase Letter of Credit	US$2.0 million	Restructured
Bancomext Loan	US$56.3 million	September 2014
Bancomext Fabrica Mexicana Loan	US$8.6 million	September 2014
Bank of Albuquerque Loan	US$14.0 million	May 2008
Commerzbank Loan	€7.9 million	January 2010
NAFIN Loan	US$0.1 million	Repaid
Arrendadora Bank of America, N.A. Leases	US$3.8 million	August 2005
GE Capital Leasing Leases	US$6.9 million	April 2009

     A substantial portion of our debt was restructured on February 23, 2005. See “—Principal Factors Affecting Our Results of Operations and Liquidity—Our Financial Restructuring.”

Our Notes

     ECP Note. At December 31, 2004, before recognizing the effects of our financial restructuring, we had one series of notes outstanding under our Euro Commercial Paper Program in an aggregate amount of US$5.0 million (Ps 55.7 million). As part of our financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these notes was converted into an aggregate principal amount of US$4.3 million of our 2012 notes and 56,402 of our Series B Shares.

     2003 Notes. At December 31, 2004, before recognizing the effects of our financial restructuring, we had outstanding US$18.2 million (Ps 203.3 million) aggregate principal amount of our 2003 notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, we did not make interest payments on our 2003 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 notes was US$23.4 million (Ps 260.6 million). As part of our financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on our 2003 notes was converted into an aggregate principal amount of US$15.5 million of our 2012 notes and 563,348 of our Series B Shares.

     2006 Notes. At December 31, 2004, before recognizing the effects of our financial restructuring, we had outstanding US$301.7 million (Ps 3,364.3 million) aggregate principal amount of our 2006 notes. We did not make interest payments on our 2006 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 notes was US$392.1 million (Ps 4,371.5 million). As part of our financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on our 2006 notes was converted into an aggregate principal amount of US$256.5 million of our 2012 notes and 9,559,019 of our Series B Shares.

     2008 Notes. At December 31, 2004, before recognizing the effects of our financial restructuring, we had outstanding US$10.4 million (Ps 115.5 million) aggregate principal amount of our 2008 notes. We did not make interest payments on our 2008 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 notes was US$13.6 million (Ps 151.2 million). As part of our financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on our 2008 notes was converted into an aggregate principal amount of US$8.8 million of our 2012 notes and 334,333 of our Series B Shares.

     2009 Notes. At December 31, 2004, before recognizing the effects of our financial restructuring, we had outstanding US$175.0 million (Ps 1,951.2 million) aggregate principal amount of our 2009 notes. We did not make interest payments on the 2009 notes. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 notes was US$236.0 million (Ps 2,631.8 million). As part of our financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on our 2009 notes was converted into an aggregate principal amount of US$148.8 million of our 2012 notes and 5,899,859 of our Series B Shares.

Our Unsecured Bank Debt and Guarantees

     Banamex Loan. We borrowed an aggregate principal amount of US$94 million (Ps 1,048.1 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of our financial restructuring, the outstanding principal amount under this loan was US$75.3 million (Ps 840.0 million). We did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was US$18.1 million (Ps 201.8 million). As part of our financial restructuring, on February 23, 2005, we issued 1,318,455 of our Series B Shares to Banamex, and a note in the aggregate principal amount of US$64.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

     Banamex Note. We borrowed an aggregate principal amount of US$7.3 million (Ps 81.4 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of our financial restructuring, the outstanding principal amount under this promissory note was US$5.1 million (Ps 56.9 million). We did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was US$1.5 million (Ps 16.5 million). As part of our financial restructuring, on February 23, 2005, we issued 99,856 of our Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.

     California Commerce Bank Loans. We borrowed an aggregate principal amount of US$26.7 million (Ps 297.5 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of US$11.7 million (Ps 130.2 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of US$15.0 million (Ps 167.2 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. We did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was US$24.2 million (Ps 269.6 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was US$3.3 million (Ps 36.3 million). As part of our financial restructuring, on February 23, 2005, we issued 418,826 of our Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.

     JPMorgan Chase Loan. We borrowed an aggregate principal amount of US$50.0 million (Ps 557.5 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. We did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of due and unpaid principal under this loan was US$10.0 million (Ps 111.5 million) and the aggregate amount of due and unpaid interest under this loan was US$0.6 million (Ps 6.8 million). As part of our financial restructuring, on February 23, 2005, we issued 163,890 of our Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

     Bank of America, N.A. Loan. Our former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of US$22.0 million (Ps 245.3 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. We guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called our guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of our company in our financial statements. We did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of due and unpaid principal under this loan was US$17.0 million (Ps 189.5 million) and the aggregate amount of due and unpaid interest under this loan was US$1.9 million (Ps 20.8 million). As part of our financial restructuring, on February 23, 2005, we issued 292,019 of our Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on our guarantee obligations.

     First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of US$2.6 million (Ps 29.2 million) for the benefit of our former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. We guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called our guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of our company in our financial statements. We did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was US$2.6 million (Ps 29.2 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was US$0.3 million (Ps 3.8 million). As part of our financial restructuring, on February 23, 2005, we issued 53,910 of our Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on our guarantee obligations.

     Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of US$3.1 million (Ps 34.6 million) for the benefit of our former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. We guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called our guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of our company in our financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of our financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was US$2.4 million (Ps 26.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was US$0.3 million (Ps 3.3 million). As part of our financial restructuring, on February 23, 2005, we issued 46,001 of our Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on our guarantee obligations.

Our Secured Bank Debt

     Bancomext Loans. Our subsidiary, Grupo Pipsamex, borrowed an aggregate principal amount of US$80.0 million (Ps 892.0 million) from Bancomext under a loan agreement. In 2004, we defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, we applied US$28.0 million of the proceeds of our sale of our subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan is secured by a first priority security interest in substantially all of the assets of Grupo Pipsamex and certain of its subsidiaries and is guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was US$56.3 million (Ps 627.5 million).

     Our subsidiary, Fábrica Mexicana de Papel, S.A. de C.V., borrowed an aggregate principal amount of US$15.4 million (Ps 171.7 million) from Bancomext under a loan agreement. In 2004, we defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, we applied US$12.0 million of the proceeds of our sale of our subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.153%, payable quarterly. This loan is secured by a second priority security interest in substantially all of the assets of Fábrica Mexicana de Papel, S.A. de C.V. and certain other subsidiaries of Grupo Pipsamex and is guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was US$8.6 million (Ps 95.6 million).

     Bank of Albuquerque Loan. Our subsidiary, Durango McKinley Paper Company, borrowed an aggregate principal amount of US$24.0 million (Ps 267.6 million) from the Bank of Albuquerque under a loan agreement. In addition, the Bank of Albuquerque has issued letter of credits in an aggregate amount of US$10.5 million (Ps 117.1 million) under this loan agreement. This loan agreement was used to refinance a credit facility that our former subsidiary, Durango Paper Company, had with the Bank of America, N.A. The principal on the term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque loan agreement are secured by the accounts, inventory and equipment of Durango McKinley Paper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was US$14.0 million (Ps 156.1 million).

     Commerzbank Loan. Our subsidiary, Ponderosa, borrowed an aggregate principal amount of €10.7 million (Ps 161.5 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H., or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan was €7.9 million (Ps 116.9 million).

     NAFIN Loan. Our subsidiary, Atenquique, borrowed an aggregate principal amount of US$0.8 million (Ps 8.9 million) from Nacional Financiera, S.N.C., or NAFIN, under a loan agreement. This loan is payable in 96 quarterly installments beginning in August 1981 and bears interest at a rate of LIBOR+ 0.8125%. This loan is secured by a first priority security interest in certain equipment and fixtures of Atenquique. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was US$0.1 million (Ps 1.3 million). On May 13, 2005, we prepaid the balance of this loan without penalty.

Our Capital Leases

     Arrendadora Bank of America, N.A. Leases. We have entered into financial lease agreements with Arrendadora Bank of America, S.A. for the acquisition of certain machinery. We issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of US$17.3 million (Ps 192.9 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. We have sub-leased the machinery to certain of our subsidiaries. As of December 31, 2004, the aggregate principal amount outstanding under these promissory notes was US$3.8 million (Ps 42.2 million).

     GE Capital Leasing Leases. Our subsidiary, Titán, has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of US$10.0 million (Ps 111.5 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under these promissory notes was US$6.9 million (Ps 76.5 million).

Restrictive Covenants and Available Credit

     The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of our company and most of our subsidiaries to:

•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell capital stock of subsidiaries;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales;

•	enter into certain transactions with affiliates; or

•	merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

     The Common Agreement for the benefit of the holders of our 2012 notes and creditors under the Restructured Credit Agreement also requires prepayments of the indebtedness from the proceeds from certain asset sales, insurance, and incurrence of certain indebtedness. Our failure to comply with the restrictions contained in the Common Agreement constitutes an event of default, which could result in an acceleration of such indebtedness.

     We must maintain minimum debt service, minimum net worth and maximum leverage ratios under the Restructured Credit Agreement, and the Bank of Albuquerque loan agreement. Our failure to comply with these restrictions constitutes an event of default, which could result in an acceleration of such indebtedness.

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

Contractual Commitments and Capital Expenditures

Contractual Commitments

     The following table summarizes significant contractual obligations and commitments that have an impact on our liquidity at December 31, 2004, giving effect to the restructuring as if the restructuring had occurred on December 31, 2004:

	2005		2006		2007		2008		2009		Thereafter		Total
Ps million
Indebtedness	Ps	118.3	Ps	228.8	Ps	266.3	Ps	255.7	Ps	233.4	Ps	5,908.9	Ps	7,011.5
Interest on indebtedness (1)		43.0		48.1		52.5		51.4		50.0		48.6		293.6
Capital leases		59.8		17.7		17.7		17.7		5.8		—		118.7
Operating leases		26.8		19.9		18.9		16.9		16.9		35.2		134.7
Notes payable		48.8		38.1		22.6		17.9		10.4		—		137.8
Purchase obligations (2)		3.2		3.2		3.2		3.2		3.2		52.4		68.4

Total contractual obligations	Ps	299.9	Ps	355.8	Ps	381.2	Ps	362.8	Ps	319.7	Ps	6,045.1	Ps	7,764.5

(1)	Consists of estimated future payments of interest on our indebtedness, calculated based on interest rates and foreign exchange rates applicable at December 31, 2004 and assuming that all amortization payments and payments at maturity on our indebtedness will be made on their scheduled payment dates.

(2)	Consists of purchase commitments for raw materials and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2004.

     Our subsidiaries lease certain equipment under noncancelable operating leases. Estimated future minimum lease payments under noncancelable operating leases as of December 31, 2004 are included in operating leases in the table above.

Capital Expenditures

     Our capital expenditures on property, plant and equipment were Ps 207.3 million in 2004, Ps 111.8 million in 2003 and Ps 479.1 million in 2002. Our principal capital expenditures projects during 2002 through 2004 included:

•	Ps 336.6 million for the expansion of Titán’s corrugating plant in Tepatitlán, Jalisco, which was completed in 2002;

•	Ps 262.4 million for the installation of a new particleboard press at one of Ponderosa’s plant, which was completed in 2002;

•	Ps 154.1 million for the installation of Durango McKinley Paper Company’s BHS corrugating plant in Dallas, Texas, which was completed in 2003; and

•	Ps 154.2 million in 2004 for the purchase of printers for the packaging division and machinery and equipment for our paper mills, which increased our annual containerboard capacity by 57,000 short tons.

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

     The following table sets forth our capital expenditures for the periods indicated and sets forth our capital expenditures and capital commitments for environmental matters:

	Years Ended December 31,
							2005		2006
	2002		2003		2004		Estimated		Estimated
	(in millions of constant pesos)
Capital expenditures (other than environmental)	Ps	469.9	Ps	106.2	Ps	193.1	Ps	128.0	Ps	204.0
Environmental capital expenditures		9.2		5.6		14.2		12.0		16.0

Total	Ps	479.1	Ps	111.8	Ps	207.3	Ps	140.0	Ps	220.0

     Our loan agreements and the Common Agreement governing the Restructured Credit Agreement and the 2012 notes contain significant restrictions on our ability to make capital expenditures. We currently are budgeting total capital expenditures of approximately Ps 133.8 million for 2005 and Ps 133.8 million for 2006. Our principal capital expenditures for 2005 consist of efficiency enhancement projects and cost reduction projects.

     We expect to finance our capital expenditure plan with internally generated cash and supplier financing. No assurance can be given that we will be able to meet our capital expenditure budget.

Differences between Mexican GAAP and U.S. GAAP

     Our audited consolidated financial statements are prepared in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP. For more information about the differences between Mexican GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, see note 24 to our audited consolidated financial statements. It should be noted that our reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information,” since the application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

Restatement of U.S. GAAP deferred income tax amounts

During 2004, we changed the amount previously reported in the U.S. GAAP reconciliation for the accounting for deferred income taxes as follows:

(i)	The valuation allowance for deferred income tax assets — Previously, in establishing a valuation allowance, we fully reserved the total balance of the deferred income tax assets related to tax loss carryforwards without taking into consideration the reversal of existing taxable temporary differences during the tax loss carryforward periods. We have concluded that the evaluation of recoverability of the deferred income tax assets originated by tax loss carryforwards should be evaluated on an individual company basis taking into consideration the reversal of taxable temporary differences for both Mexican and U.S. GAAP. We considered tax planning strategies where prudent and feasible. Given our economic situation, we did not consider other potential sources of future taxable income.

(ii)	Other items — Previously, the tax basis used in the calculation of certain temporary differences, principally related to fixed assets, inventories and tax loss carryforwards were price-level adjusted using incorrect rates. Also, the tax rates used in the measurement of deferred taxes were incorrect. Finally, there were certain individually insignificant items that were identified during the process of reevaluating the deferred tax of years which we corrected as part of the restatement.

     The effect of the adjustments on previously reported U.S. GAAP consolidated net income (loss) and stockholders’ equity is as follows:

	Year ended December 31,
	2003	2002
U.S. GAAP net income (loss) as previously reported	(Ps 2,335.1)	(Ps 2,412.8)
Deferred income tax adjustments:
Correction to valuation allowance charge period to period	(115.1)	71.8
Correction of tax inflation indexing of NOL’s	(13.7)	180.5
Correction of book and tax basis of fixed assets and inventories due to inconsistent inflation indexing	(147.3)	71.0
Use of incorrect tax rates	(42.9)	42.9
Other individually insignificant items	(15.0)	12.8

U.S. GAAP net income (loss) as restated	(Ps 2,669.1)	(Ps 2,033.8)

Stockholders’ equity under U.S. GAAP as previously reported	(Ps 1,254.4)
Adjustment to the valuation allowance	990.6
Adjustment for other items	22.6
Stockholders’ equity under U.S. GAAP as restated	(Ps 241.2)

New Accounting Pronouncements

     In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required. The adoption of SFAS 123R did not have a material impact on our consolidated results of operations or financial position.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We are currently evaluating the potential impact of this statement.

     In June 2005, the FASB published SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We are evaluating the impact that this statement may have on our financial position or results of operations.

     In March 2005, the FASB issued Interpretation No. 47 (FIN 47). “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We have not quantified the impact of adopting FIN 47, but we do not expect the adoption to have material impact on our financial position or results of operations.

Item 6. Directors, Senior Management and Employees.

Directors

     Our board of directors is responsible for the management of our business. Our bylaws (estatutos sociales) provide that the board of directors will consist of the number of directors and alternate directors elected by our stockholders at the annual ordinary stockholders meeting, each of whom is elected for a term of one year.

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

     Our board of directors includes 15 directors. No alternate directors were elected by our stockholders at the most recent ordinary stockholders meeting.

     The table below sets forth the members of our board of directors:

Name	Current Title	Since

Miguel Rincón(1)	Chairman of the Board of Directors and Chief Executive Officer	1982
José Antonio Rincón(1)	Vice-Chairman of the Board of Directors and Chief Operating Officer	1982
Mayela Rincón de Velasco(1)	Director, Vice President and Chief Financial Officer	1982
Jesús Rincón(1)	Director	1987
Wilfrido Rincón(1)	Director	1987
Ignacio Rincón(1)	Director	1987
Ángel Del Palacio	Director	2001
Alfonso Fernández De Castro	Director	2001
Buenaventura G. Saravia	Director	2001
Roberto Isaac Hernández	Director	2001
Martín Rincón(1)	Director	2003
Juan Francisco Ealy Ortiz	Director	2005
Jose Luis Michel Nava	Director	2005
Javier Pérez Rocha	Director	2005
Rebeca Castaños Castaños	Director	2005

(1)	Miguel Rincón, José A. Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martín Rincón and Mayela Rincón de Velasco are siblings.

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

     Jose Antonio Rincón has been Vice-Chairman of the Board of Directors and Chief Operating Officer of our company since 1982. Since 1988, he has been a member of the Mexican National Chamber for the Pulp and Paper Industry and he was its President from 2002 to 2003. He is currently the president of Sector Privado Empresarial de Durango, A.C. He is currently the president of the philanthropic board of the General Hospital of Durango (Hospital General de Durango).

     Mayela Rincón de Velasco has been a Director, Vice-President and Chief Financial Officer of our company since 1982. From 1987 to 1994, she worked as a professor of international finance in the Durango State University (Universidad Juárez del Estado de Durango). She is an active member of MIPA and the Durango Association of Public Accountants (Colegio de Contadores Públicos de Durango, A.C.).

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

     Wilfrido Rincón has been a Director of our company since 1987. Since 2004, he has been the general manager of Planning and Development of our company. From 2002 to 2004 he was the Logistics Managing Director for domestic and imported raw materials for our company. From 1998 to 2002, he was the general manager of the Paper Division of Grupo Durango. From 1997 to 1998, he served as general manager of Ponderosa S.A. From 1994 to 1996 he worked as development manager of our company. He served as president of the Mexican National Chamber of the Forestry Industry (Consejo Consultivo Forestal Nacional) from 1997 to 1999 and is vice-president of the Mexican National Chamber for the Pulp and Paper Industry. He is an active member of the Mexican National Association for Forestry (Asociación Nacional de Forestales).

     Ignacio Rincón has been a Director of our company since 1987. Since 1999, he has been the general manager of Titán. From 1998 to 1999, he worked as the marketing manager of Titán. From 1994 to 1997, he worked as the planning manager of our company. He is currently an active member of the Association of Technicians in Pulp and Paper (Asociación de Técnicos de la Celulosa y del Papel).

     Ángel Del Palacio has been a Director of our company since 2001. He is an entrepreneur in the services sector and the general manager of several automobile dealerships in the north of Mexico. He has a bachelors degree in business and an MBA from the Monterrey Institute of Technology (ITESM).

     Alfonso Fernández de Castro has been a Director of our company since 2001. He is an entrepreneur in the Mexican forest industry. He is the founder and general manager of Grupo Forestal Alfa, one of the principal companies in the Mexican forest industry.

     Buenaventura G. Saravia has been a Director of our company since 2001. He is an entrepreneur in the cattle breeding industry and the general manager of Empresas la Punta one of the principal exporters of cattle from Mexico to the United States. He has a bachelors degree in business from the Monterrey Institute of Technology (ITESM).

     Roberto Isaac Hernández has been a Director of our company since 2001. He is an entrepreneur in the services sector and the general manager of a chain of gas stations and supermarkets in the north of Mexico. He has a bachelors degree in economics from the Monterrey Institute of Technology (ITESM) and an MBA from the Notre Dame University in France.

     Martín Rincón has been a Director of our company since 2003. Since 2002, he has been the general manager of Grupo Pipsamex. From 1998 to 2002, he was the commercial director of Grupo Pipsamex. From 1997 to 1998, he was the finance manager of McKinley Paper Company and was the supply manager of the Grupo Durango division from 1995 to 1997. In 1999, he was the Vice President of the Mexican National Chamber for the Pulp and Paper Industry. He is currently a member of the council of directors of the Mexican National Association of Paper Distributors (Asociación Nacional de Distribuidores de Papel) and of the Mexican National Book Association (Asociación Nacional del Libro).

     Juan Francisco Ealy Ortiz has been a Director of our company since April 2005. Since 1969, he has been the Chairman, Chief Executive Officer and General Manager of El Universal S.A. de C.V., one of the largest media companies in Mexico. He has a bachelors degree in economics from Universidad Nacional Autónoma de México (UNAM).

     Jose Luis Michel Nava has been a Director of our company since April 2005. He has been the head of Institutional Remedial Management for the Latin-America Region for Citibank, N.A. since August 2002. From February 2000 to August 2002, he was a private investor. He was the head of the Mexico office for Institutional Remedial Management Citibank N.A. Sucursal en Mexico between September 1996 and February 2000. He was a Private Bank Director for Mexico with Citibank N.A. Sucursal en Mexico between June 1991 and August 1996. Between March 1985 and June 1991 he held various other positions with Citibank N.A. Sucursal en

Mexico. He is a member of the board of directors of Compañía Industrial de Parras. He has a Bachelor in Science in Industrial Engineering from Universidad La Salle in México City and a Master in Science in economics from the University of Wisconsin.

     Javier Pérez Rocha has been a Director of our company since April 2005. He has practiced law as a sole practicioner since 1978. From 1965 through 1978, he was an associate or partner with the Mexican law firm of Santamaria y Steta. He is a member of the board of directors of G. Collado, S.A. de C.V. and Sanluis Corporación, S.A. de C.V. He has a degree in law from Universidad Nacional Autónoma de México (UNAM).

     Rebeca Castaños Castaños has been a Director of our company since April 2005. He has practiced as a certified accountant with Despacho Castaños, S.C. since 1990. From 1998 through 2000, she was controller of Durango Apparel, S.A. de C.V. She has a bachelors degree in accounting from Durango State University.

Executive Officers

     Our executive officers are appointed by the board of directors and serve until their successors have been appointed and take office.

     The table below sets forth our executive officers:

Name	Current Title	Since

Miguel Rincón(1)	Chief Executive Officer	1982
José Antonio Rincón(1)	Chief Operating Officer	1982
Mayela Rincón de Velasco(1)	Chief Financial Officer	1982
Gustavo Peyro Medina	Audit Managing Director	1996
Arturo Díaz Medina	Administrative Managing Director	1998
Jesús Romo Carrasco	Controller	1988
Gabriel Villegas Salazar	Secretary of the Board and General Counsel	1987

(1)	Miguel Rincón, José Antonio Rincón and Mayela Rincón de Velasco are siblings.

     The following is a summary of the business experience and areas of expertise of our current officers. Information regarding current officers who are also directors is provided above.

     Gustavo Peyro Medina has been Audit Managing Director of our company since 1996. He also was Manager of the Controller and Audit Department of our company from 1992 to 1999. Since 1983, he has been an active member of MIPA and the Durango Association of Public Accountants. He has been a member of the Institute of Internal Auditors since 2001. He is an active member of the Institute of Internal Auditors, Inc.

     Arturo Díaz Medina has been the Administrative Managing Director of our company since 1998. He held other finance and operations positions from 1994 to 1998 in two of our paper mills. Prior to joining our company, he was head of the finance and commercial areas of an auto parts company based in Durango, Mexico. Since 1990 he has been an active member of the Durango Association of Public Accountants.

     Jesús Romo has been the Controller of our company since 1998. He is a professor of accounting and statistics at Durango State University. Since 1978, he has been an active member of the Durango Association of Public Accountants. He has a bachelors degree in accounting from Durango State University and an MBA from the Monterrey Institute of Technology (ITESM).

     Gabriel Villegas Salazar has been Secretary of the Board and Legal Counsel of our company since 1987. In 1993, he was appointed General Counsel. He has studied American law at the Iberoamericana University coordinated by the Georgetown University Law Center.

Compensation of Directors and Officers

     Directors receive no compensation in their capacity as directors and there are no service contracts providing for benefits upon termination of employment of any of our directors. The aggregate amount of compensation paid by us to our executive officers during 2004 was Ps 21.9 million. In 2005, we expect that the aggregate amount of compensation paid to our executive officers will total approximately Ps 23.7 million.

     Each subsidiary pays performance-based cash bonuses to its management. The amount of the bonus is determined by a formula that weighs various factors, including the performance of the operating subsidiary measured in terms of earnings, market share and sales volume targets and the individual performance of the manager. The bonus varies for each manager depending on the above factors.

Statutory Auditor

     Under our bylaws in accordance with Mexican law, our annual stockholders’ meeting must elect at least one statutory auditor (comisario) and a corresponding alternate statutory auditor. The primary role of a statutory auditor is to report to our stockholders at the annual ordinary stockholders meeting regarding the accuracy of the financial information presented to our stockholders by our board of directors. Subject to terms and conditions, a statutory auditor is also authorized:

•	to call ordinary or extraordinary stockholders meetings;

•	to place items on the agenda for meetings of stockholders or our board of directors;

•	to attend meetings of stockholders and of our board of directors; and

•	generally to inspect the affairs of our company.

     On April 29, 2005, our ordinary stockholders meeting appointed Héctor Ortiz Rosales as our statutory auditor and appointed Carlos Orozco Rentería as our alternate statutory auditor. Prior to his appointment as statutory auditor, Mr. Ortiz had been our alternate statutory auditor since 2003.

Audit Committee

     Our audit committee recommends the external auditors of our company to our board of directors, suggests the terms and conditions of the auditors’ service, supervises the auditors’ work, acts as an intermediary between our board of directors and the auditors, guarantees the independence of the auditors, reviews the auditor’s working plan, communications and audit reports. Our audit committee informs our board of directors of audit results, recommends to our board of directors guidelines for financial reporting, assists our board of directors in the review of financial information, contributes in the determination of the general outline of the internal control system and evaluates its effectiveness, supports our board of directors in the evaluation and coordination of the annual internal audit programs, coordinates the internal, external and statutory auditing work, and verifies the compliance with such statutes and regulations as are applicable to our company.

     Our audit committee acts and adopts any resolution by majority vote. In case of conflict of interest, the members with conflicts do not participate. The committee has such powers specifically granted by our bylaws and participates in such studies, advisory work and additional matters submitted to it by our board of directors.

     Our audit committee informs the board of directors of its activities at least twice a year or at any other time that the audit committee deems appropriate or becomes aware of any acts or facts material to our company.

     Our audit committee may not delegate any of its powers to anyone, but may request advice from experts to adequately resolve such matters submitted to it.

     The member of our audit committee are Rebeca Castaños Castaños, Buenaventura G. Saravia and Mayela Rincón de Velasco. Rebeca Castaños Castaños is the president of our Audit Committee.

Remuneration Committee

     Our remuneration committee recommends designations of our principal officers, suggests evaluation criteria in accordance with the general guidelines issued by our board of directors and analyzes and submits to our board of directors the structures and remuneration of our principal officers.

     Our remuneration committee acts and adopts any resolution by majority vote. In case of conflict of interest, the members with conflicts do not participate. The committee has such powers specifically granted by our bylaws and participates in such studies, advisory work and additional matters submitted to it by our board of directors.

     Our remuneration committee informs the board of directors of its activities at least twice a year or at any other time that the remuneration committee deems appropriate or becomes aware of any acts or facts material to our company.

     Our remuneration committee may not delegate any of its powers, but may request advice from experts to resolve adequately such matters submitted to the remuneration committee.

     The members of our remuneration committee are Ángel del Palacio E., Roberto Isaac Hernández and Wilfrido Rincón. Ángel del Palacio E. is the president of our remuneration committee.

Financing and Planning Committee

     Our financing and planning committee evaluates and makes suggestions on our investment policies and our guidelines for strategic planning. It opines on matters related to our annual report, follows up on compliance of approved budgets and identifies risks affecting us.

     Our financing and planning committee acts and adopts any resolution by majority vote. In case of conflict of interest, the members with conflicts do not participate. The committee has such powers specifically granted by our bylaws and participates in such studies, advisory work and additional matters submitted to it by our board of directors.

     Our financing and planning committee informs the board of directors of its activities at least twice a year or at any other time that the financing and planning committee deems appropriate or becomes aware of any acts or facts material to our company.

     Our financing and planning committee may not delegate any of its powers to anyone, but may request advice from experts to resolve adequately such matters submitted to the remuneration committee.

     The members of our financing and planning committee are Alfonso Fernández de Castro, José A. Rincón and Mayela Rincón de Velasco. Alfonso Fernández de Castro is the president of our financing and planning committee.

Employees

     At December 31, 2004, we had 7,583 employees (7,301 in Mexico and 282 in the United States) and approximately 65% our work force was unionized. We have not experienced any work stoppages in our facilities or those of our subsidiaries, other than a strike at our Atenquique mill which lasted nine days in July 1998 and which was resolved by contract renegotiations. We currently have good relations with our employees at all our facilities.

     The table below shows the number of our employees in Mexico and the United States at the end of each of the past three years:

	As of December 31
	2004	2003	2002

Mexico (1)	7,301	7,283	8,493
United States	282	304	342

Total	7,583	7,587	8,835

(1)	Includes 1,124, 1,453 and 1,457 temporary employees as of December 31, 2002, 2003 and 2004, respectively. Includes 593, 211 and 192 employees of our discontinued operations as of December 31, 2002, 2003 and 2004, respectively.

Item 7. Major Stockholders and Related Party Transactions.

Major Stockholders

     We have two classes of common stock, represented by the Series A Shares and the Series B Shares. As of October 24, 2005, our issued and outstanding capital stock consisted of 91,835,193 Series A Shares, with no par value, and 18,805,918 Series B Shares, with no par value. Each Series A Share and Series B Shares is entitled to one vote at each meeting of our stockholders.

     As of June 28, 2005, there were 1,916,333 of our ADSs outstanding, each ADS representing two CPOs, each of which represents one Series A Share. As of June 28, 2005, approximately 4.1% of our outstanding Series A Shares were represented by ADSs and were held by approximately 435 beneficial owners.

     The stockholders who are presently part of our management currently own, directly and indirectly through their ownership in ACM and their beneficial ownership of the Banamex Trust and the Rincón Family Trust, approximately 79.0% of the issued and outstanding Series A Shares and Series B Shares and have the power to elect the majority of the directors and control our company. On April 29, 2005, our stockholders voted to elect 15 directors.

     The following table sets forth current information with respect to the beneficial ownership of our common stock as of October 24, 2005 by:

•	each person known by us to beneficially own more than 5%, in the aggregate, of each class of outstanding shares of our common stock; and

•	all of our directors and executive officers as a group.

Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Series A Shares		Series B Shares		Total
	Number of		Number of		Number of
	Shares	%	shares	%	shares	%
Rincón Family Trust (1)	56,350,367	61.4	—	—	56,350,367	50.9
Administradora Corporativa y Mercantil, S.A. de C.V. (ACM) (2)	15,068,000	16.4	—	—	15,068,000	13.6
Banamex Trust (3)	15,911,511	17.3	—	—	15,911,511	14.4
Miguel Rincón (4)	87,329,878	95.1	40,455	0.2	87,370,333	79.0
José Antonio Rincón (5)	87,329,878	95.1	14,699	0.1	87,344,577	78.9
Jesús Rincón (6)	87,329,878	95.1	—	—	87,329,878	78.9
Wilfrido Rincón (7)	87,329,878	95.1	14,256	0.1	87,344,134	78.9
Ignacio Rincón (8)	87,329,878	95.1	9,472	0.1	87,339,350	78.9
Martin Rincón (9)	87,329,878	95.1	3,168	*	87,333,046	78.9
Mayela Rincón (10)	71,418,367	77.8	8,807	*	71,427,174	64.6
All directors and executive officers as a group (19 persons) (11)	87,329,878	95.1	90,857	0.5	87,420,735	79.0

*	Less than 0.1%.

(1)	The beneficiaries of the Rincón Family Trust are Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martín Rincón and Mayela Rincón.

(2)	ACM is owned by Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martín Rincón. Mayela Rincón is a member of the board of directors of ACM.

(3)	The beneficiaries of the Banamex Trust are Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martín Rincón.

(4)	Includes 40,455 Series B Shares owned by Miguel Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Miguel Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Miguel Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(5)	Includes 14,699 Series B Shares owned by José Antonio Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. José Antonio Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. José Antonio Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(6)	Includes 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Jesús Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Jesús Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(7)	Includes 14,256 Series B Shares owned by Wilfrido Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Wilfrido Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Wilfrido Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(8)	Includes 9,472 Series B Shares owned by Ignacio Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Ignacio Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Ignacio Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(9)	Includes 3,168 Series B Shares owned by Martín Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Martin Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Martín Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(10)	Includes 8,807 Series B Shares owned by Mayela Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust and 15,068,000 Series A Shares owned by ACM. Mayela Rincón disclaims beneficial ownership of the Series A Shares owned by ACM. Mayela Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust, except to the extent of her beneficial ownership in the Rincón Family Trust.

(11)	Includes 90,857 Series B Shares owned by directors and officers of our company, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust.

Rincon Family Trust

     On June 22, 2005, the Rincón Family Trust was established by Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martín Rincón and Mayela Rincón de Velasco, as settlors and beneficiaries. The settlors contributed an aggregate of 56,350,367 Series A Shares to the Rincón Family Trust, representing 50.9% of the aggregate outstanding capital stock of Corporación Durango.

Under the agreement governing the Rincón Family Trust, resolutions of the technical committee must be adopted by the vote of at least 60% of the beneficial interests in the Rincón Family Trust. The technical committee of the Rincón Family Trust has the power to instruct the trustee with respect to the voting and disposition of the shares owned by the Rincón Family Trust, in the understanding that the main purpose of the Rincón Family Trust is to hold, at least, 50.9% of the outstanding capital stock of Corporación Durango throughout the term of the Rincón Family Trust. In addition, the agreement prohibits the members of the Rincón family from transferring any interest in the Rincón Family Trust to any person other than another member of the Rincón family or a direct descendant thereof. The Rincón Family Trust has a term of nine years. The Rincon Family Trust may be amended through resolutions of the technical committee adopted by the vote of at least 75% of the beneficial interests in the Rincón Family Trust, and approved in writing by the trustee. Upon the termination of the Rincón Family Trust, the shares contributed by the settlors will be transferred to them according to the number of shares originally contributed to the Rincón Family Trust by each settlor. The Trust Agreement establishing and governing the Rincón Family Trust is attached as Exhibit 3.1 hereto.

Banamex Trust

     On February 24, 2005, the Banamex Trust was established by Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martín Rincón, as settlors and beneficiaries. The settlors contributed an aggregate of 15,911,511 Series A Shares to the Banamex Trust. The Series A Shares held by the Banamex Trust are pledged to secure ACM’s obligations under a loan made by Banamex to ACM, or the ACM Loan. Under the agreement governing the Banamex Trust, each settlor is entitled to instruct the trustee of the Banamex Trust with respect to the voting of the Series A Shares contributed to the Banamex Trust by that settlor unless an event of default has occurred and is continuing under the pledge agreement between the Banamex Trust and Banamex. The pledge agreement permits Banamex to cause the Banamex Trust to sell all or part of the Series A Shares held by the Banamex Trust if the price of the Series A Shares on the Mexican Stock Exchange meets or exceeds the peso equivalent of US$1.50. Banamex may exercise this right at any time whether or not an event of default under the pledge agreement has occurred. All proceeds from any such sale are to be paid to Banamex and applied against ACM’s obligations under the ACM Loan.

ACM Pledge

     ACM granted a pledge in favor of Banamex over the all of the Series A Shares that ACM owns to secure ACM’s obligations under the ACM Loan. The pledge agreement permits Banamex to cause the sale of all or part of the Series A Shares owned by ACM if the price of the Series A Shares on the Mexican Stock Exchange meets or exceeds the peso equivalent of US$1.50. Banamex may exercise this right at any time whether or not an event of default under the pledge agreement has occurred. All proceeds from any such sale are to be paid to Banamex and applied against ACM’s obligations under the ACM Loan.

CPO Trust

     Certain Series A Shares are held in trust by Nacional Financiera S.N.C., or NAFIN, as the trustee of a trust, which we refer to as the CPO Trust, established under a trust agreement dated November 24, 1989 between NAFIN as the grantor and as trustee for the benefit of the holders of certain Ordinary Participation Certificates, or CPOs issued by the trustee. Each CPO represents an interest in one share of Series A Common Stock held in the CPO Trust. The CPO Trust and the CPOs issued under the trust agreement will expire on November 24, 2019.

     Holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Series A Shares in the same manner as the majority of the Series A Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently, the Rincón Family Trust owns a majority of the shares of Series A Shares that are not held in the CPO Trust. As of March 31, 2005, the latest date for which information is available, 3,930,078 Series A Shares were held in the CPO Trust.

Issuance of Series B Shares

     On February 23, 2005, in connection with our financial restructuring, we issued 18,805,918 of our Series B Shares, representing 17.0% of our issued and outstanding capital stock following this issuance. The issuance of our Series B Shares had a substantial dilutive effect on the holders of our Series A Shares, including our principal shareholders.

Related Party Transactions

Durango Paper Company

     On October 7, 2002, we sold our subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., or Operadora Omega. At the time of this transaction, all of the capital stock of Operadora Omega was owned by members of the Rincón family.

     Prior to this sale, we had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement, the JPMorgan letters of credit, in an aggregate principal amount of US$25.2 million (Ps 281.0 million). In 2003, the creditors of these obligations called these guarantees. As a result, we recorded Ps 275.8 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.

Administradora Corporativa y Mercantil, S.A. de C.V.

     From time to time, ACM, a company owned and controlled by the Rincón family, borrows funds from our company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was Ps 196.4 million at December 31, 2004. We recorded an allowance for doubtful accounts against these loans of Ps 184.4 million during 2003. These loans bear interest at a rate of 5% per annum and mature on May 17, 2006. In 2004, we accrued interest income in an aggregate amount of Ps 9.4 million on these loans. In 2004, ACM purchased paper from our company for Ps 4.9 million.

Líneas Aéreas Ejecutivas de Durango, S.A. de C.V.

     We obtain flight services from Líneas Aéreas, a company owned and controlled by the Rincón family. During the year ended December 31, 2004, we purchased services from Líneas Aéreas for an aggregate purchase price of Ps 35.1 million.

     In 2003, Líneas Aéreas borrowed Ps 14.7 million from our company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006. As of December 31, 2004, the outstanding balance of this loan was Ps 1.1 million. In 2004, Líneas Aéreas paid us interest in an aggregate amount of Ps 4.1 million.

     On April 18, 2005, our company purchased substantially all of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V., or Líneas Aéreas, for Ps 100.0 thousand from certain members of the Rincón family and some of their children. Líneas Aéreas owns two business jets and provides transportation services to our subsidiaries and third parties. In connection with this transaction, we assumed a financial lease agreement with GE Capital Leasing with respect to one of the business jets.

     Under this financial lease agreement, we are required to make monthly lease payments with a final payment due in October 2007. The outstanding amount under this financial lease bears interest at a rate of prime + 1.50% per annum. Our obligations under this financial lease are secured by a pledge of the business jet and guaranteed by CODUSA. As of June 30, 2005, the aggregate principal amount outstanding under this financial lease was US$5.2 million (Ps 57.6 million).

Transactions with Directors and their Affiliates

     We sell newsprint to El Universal at prices that are not materially more favorable than sales to other third parties. Juan Francisco Ealy Ortiz, one of our directors, is the Chairman, Chief Executive Officer and Managing Director of El Universal. During the year ended December 31, 2004, we recorded net sales to El Universal of approximately US$13.0 million (Ps 144.1 million).

Item 8. Financial Information.

     See “Item 18. Financial Statements.”

Legal Proceedings

     We are, or since January 1, 2004, have been a party to the following significant lawsuits:

Voluntary Concurso Mercantil Petition (Solicitud de Concurso Mercantil Presentada por el Propio Comerciante), Case No. 3/2004

     On May 18, 2004, we filed a voluntary petition for concurso mercantil under the LCR with the Mexican court. On August 25, 2004, the Mexican court declared that we had satisfied all of the requirements to be a debtor under the LCR. On November 17, 2004, the Mexican court certified the list of recognized claims in our concurso mercantil proceeding. On December 23, 2004, the conciliator submitted our plan of reorganization to the holders of recognized claims and the plan was executed by us and the holders of recognized claims representing approximately 65% of the total number of recognized claims. On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization and the termination of the concurso mercantil. On February 23, 2005, our plan of reorganization was consummated. For a description of our plan of reorganization, see “Item 4: Information on Our Company—Significant Developments During 2004 and Recent Developments— Financial Restructuring.”

In re: Petition of Gabriel Villegas Salazar, as Foreign Representative of Corporación Durango, S.A. de C.V., Debtor in Foreign Proceeding, Case No.: 04-13487(RDD).

     On May 20, 2004, our foreign representative, Gabriel Villegas Salazar, filed the 304 Proceeding with the United States Bankruptcy Court for the Southern District of New York, commencing a case in the United States ancillary to the concurso mercantil proceeding in Durango, Mexico. The 304 Proceeding was administered under the case caption “In re: Petition of Gabriel Villegas Salazar, as foreign representative of Corporación Durango, S.A. de C.V., Debtor in Foreign Proceeding.”

     Pursuant to sections 105(a) and 304(b) of the United States Bankruptcy Code and in furtherance of the concurso mercantil proceeding, on June 4, 2004 and August 16, 2004, the United States Bankruptcy Court for the Southern District of New York entered a preliminary injunction enjoining the commencement or continuation of any action against our company, its officers and directors, and four of our operating subsidiaries, Titán, Centauro, Atenquique, and Ponderosa. The preliminary injunction entered on August 16, 2004 provided that it would expire by its own terms on February 28, 2005.

     On December 28, 2004, our foreign representative filed a motion with the United States Bankruptcy Court for the Southern District of New York for entry of an order extending comity to our concurso mercantil proceeding and our plan of reorganization, as well as permanently enjoining our creditors from taking any action in respect of their claims that were restructured in the concurso mercantil proceeding. On January 19, 2005, the United States Bankruptcy Court for the Southern District of New York entered an order permanently enjoining our creditors from taking action against our company in respect of their claims that were restructured in the concurso mercantil proceeding, as well as recognizing and giving effect to our plan of reorganization and the order from the Mexican court confirming the same.

HG Estate, LLC v. Corporación Durango, S.A. de C.V., United States District Court, Southern District of New York, Case No. 02 CV 10059 (CSH)

     On December 19, 2002, HG Estate, LLC filed a complaint in the Southern District of New York seeking to accelerate and enforce the HG Estate notes. HG Estate, LLC also asserted a claim for indemnification pursuant to an indemnification agreement entered into by our company and HG Estate, LLC in connection with and contemporaneously to a stock purchase agreement dated December 9, 1999, by and among Durango Paper Company, HG Estate, LLC, St. Marys Railroad Corporation and W.O. Corporation. HG Estate, LLC alleged damages of approximately US$53 million. On August 4, 2004, HG Estate LLC and St. Marys Railroad Corporation executed special releases in favor of our company. HG Estate LLC also agreed to dismiss this litigation, without prejudice. The order of dismissal was entered by the court on August 23, 2004.

Compass Income Master Fund, Inc. et al. v. Corporación Durango, S.A. de C.V., Index No.: 600621/03, Supreme Court of the State of New York, County of New York.

     On February 25, 2003, Compass Income Master Fund, Inc., Compass Renta Fija America Latina F.I.I. and Interbank Overseas, Ltd. filed a suit against our company in New York state court for breach of contract seeking payment of US$3.5 million, plus interest at 9% per annum from February 13, 2003. The plaintiffs’ breach of contract action was based upon commercial paper we issued on or about August 13, 2002. On June 4, 2004, the action was stayed pursuant to an order of the United States Bankruptcy Court for the Southern District of New York. The plaintiffs subsequently informed us that they had sold the commercial paper that was the subject of their lawsuit. We signed a stipulation of discontinuance without prejudice at the request of the plaintiffs, and on March 1, 2005, the court ordered that the lawsuit be discontinued.

Comisión Nacional del Agua v. Productora Nacional de Papel, S.A. de C.V.

     On December 16, 2003, the Mexican government through the Mexican National Water Commission made demand upon Pronal, a former subsidiary of Grupo Pipsamex, for payment of Ps 159 million (US$14.5 million) for water consumed during the calendar years 2000 and 2001. On March 4, 2004, Pronal filed a declaratory action with the Administrative and Fiscal Mexican Federal Tribunal (Tribunal Federal de Justicia Fiscal y Administrativa) asking that the court find that Pronal is not liable for any amounts to the National Water Commission and that, as a result, the demand be nullified. The action is still in discovery. In the event Pronal is unsuccessful in having the demand nullified and required to pay the National Water Commission, Pronal could seek to assert indemnification rights against Grupo Pipsamex under the terms of the Stock Purchase Agreement executed on November 14, 2003, pursuant to which Grupo Pipsamex, as seller, agreed to indemnify Pronal and the buyer for certain debts. In addition, in the event Pronal is unable to recover in full from Grupo Pipsamex, Pronal could also demand payment from Corporacion Durango under the guaranty dated November 14, 2003.

The Official Committee of Unsecured Creditors of Durango Georgia Paper Company, et al. v. Corporación Durango, S.A. de C.V., et al, United States Bankruptcy Court, Southern District of Georgia, Adv. No. 04-2070

     On April 2, 2004, The Official Committee of Unsecured Creditors in the chapter 11 cases of Durango Georgia Paper Company, Durango Georgia Converting Corp. and Durango Georgia Converting, LLC, which we refer to as the Durango Georgia Entities, commenced an adversary proceeding in the Durango Georgia Entities’ chapter 11 cases, which we refer to as the Durango Georgia Action, by filing a complaint which sought: (1) recovery of alleged fraudulent and preferential transfers from the Durango Georgia Entities to CODUSA; (2) damages for fraudulent representations and breach of oral and written guaranty in connection with CODUSA’s alleged agreement to guarantee the debts of the Durango Georgia Entities; (3) estoppel; (4) equitable subordination of CODUSA’s claims against the Durango Georgia Entities; (5) substantive consolidation of CODUSA and the Durango Georgia Entities; and (6) a determination that the Durango Georgia Entities are the alter-ego of CODUSA. On August 24, 2004, we reached a consensual settlement of the claims against us, which settlement was approved by order of the United States Bankruptcy Court for the Southern District of Georgia on August 27, 2004.

Other Litigation

     We are party to various legal proceedings in the ordinary course of our business. We do not expect any of these proceedings, if determined adversely to us, individually or in the aggregate, to have a material adverse effect on the results of our operations or on our financial condition.

Dividend Policy

     We have not paid any dividends in the past five years. The declaration, amount and payment of dividends are determined by a majority vote of the stockholders, including holders of the Series A Shares, at our annual ordinary stockholders’ meeting, generally on the recommendation of the board of directors, and will depend on our results of operations, financial condition, cash requirements, the ability of our subsidiaries to pay cash dividends to us, future prospects and other factors deemed relevant by our stockholders. Our ability to declare and pay dividends is currently restricted under the terms of the Common Agreement.

Significant Changes

     Other than as otherwise disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in the annual report.

Item 9. The Offer and Listing.

General

     The Series A Shares are listed on the Mexican Stock Exchange.

     Our ADSs are issued by The Bank of New York, as depositary. Each ADS represents two CPOs issued by NAFIN, as trustee of the CPO Trust. Each CPO represents a financial interest in one Series A Share held in the CPO Trust. Our ADSs are presently being quoted, and have been quoted since May 27, 2004, on the Pink Sheets Electronic Quotation Service, or the Pink Sheets, maintained by Pink Sheets LLC for the National Quotation Bureau, Inc. The ticker symbol CDURQ has been assigned to our ADSs for over-the-counter quotations.

     Prior to July 15, 2005, our ADSs were listed and traded on the NYSE. As a result of our filing on May 18, 2004 of our concurso mercantil proceeding, on May 25, 2004, our ADSs were suspended from trading by the NYSE and, thereafter, delisted by the NYSE.

Trading on the Mexican Stock Exchange, the New York Stock Exchange and the Pink Sheets

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operation in the early 1900s and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation, the shares of which are held by 30 brokerage firms. The firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated system known as the Electronic Exchange System for Registered or Assigned Transactions (Sistema Electrónico de Negociación de Transacciones, Registro y Asignación), or SENTRA, between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Trades in securities listed on the Mexican Stock Exchange may, subject to certain requirements, also be effected off the Mexican Stock Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Mexican Stock Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.

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

     The Mexican Stock Exchange is one of Latin America’s two largest exchanges by market capitalization, but it remains relatively small and illiquid compared to major world markets. In December 2004, the five largest traded equity issues (measured by market capitalization) represented approximately 43% of the total value of equity issues traded on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by approximately 50 institutional investors. There is no formal over-the-counter market for securities in Mexico.

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

     The tables below set forth (1) the high and low closing sales prices (in nominal pesos) for our Series A Shares on the Mexican Stock Exchange, (2) the high and low closing sales prices for the ADSs on the New York Stock

Exchange, and (3) high and low quotations for our ADSs on the Pink Sheets for the periods indicated. Quotations on the Pink Sheets reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	Mexican Stock Exchange				New York Stock Exchange
	Pesos per Series A Share				Dollars per ADS
	High		Low		High			Low
2000	Ps	48.00	Ps	31.00	US$	6.06		US$	5.94
2001		24.00		24.00		5.55			5.15
2002		14.00		14.00		5.55			1.01
2003		16.30		3.00		1.70			0.40
2004		19.98		2.90		3.85	(1)		0.20	(1)

(1)	Through May 25, 2004. The high and low prices on the Pink Sheets between May 27, 2004 and December 31, 2004 were US$0.95 and US$0.20, respectively.
Source: Mexican Stock Exchange; New York Stock Exchange; Pink Sheets LLC.

	Mexican Stock Exchange				New York Stock Exchange (1)
	Pesos per Series A Share				Dollars per ADS
	High		Low		High			Low
2003
First Quarter	Ps	14.00	Ps	3.00	US$	1.34		US$	0.40
Second Quarter		5.80		3.00		1.60			0.44
Third Quarter		6.30		5.80		1.50			0.80
Fourth Quarter		16.30		10.70		1.70			0.97

2004
First Quarter		19.98		11.80		3.85			1.55
Second Quarter		14.50		10.98		2.40	(1)		0.95	(1)
Third Quarter		10.98		6.50		0.50			0.20
Fourth Quarter		7.00		2.90		0.65			0.25

2005
First Quarter		13.00		6.89		1.55			0.40
Second Quarter		12.00		6.69		1.25			0.60
Third Quarter (through October 24)		9.00		6.00		0.85			0.15

(1)	Through May 25, 2004. Prices after May 25, 2004 are prices quoted on the Pink Sheets.

(2)	Through May 25, 2004. The high and low prices on the Pink Sheets between May 27, 2004 and June 30, 2004 were US$0.95 and US$0.20, respectively.
Source: Mexican Stock Exchange; New York Stock Exchange; Pink Sheets LLC.

	Mexican Stock Exchange				Pink Sheets
	Pesos per Series A Share				Dollars per ADS
	High		Low		High		Low
April 2005	Ps	12.00	Ps	12.00	US$	1.25	US$	1.15
May 2005		12.64		6.25		1.15		0.60
June 2005		12.00		7.70		0.75		0.66
July 2005		8.00		6.50		0.70		0.15
August 2005		9.00		6.00		0.75		0.15
September 2005		9.00		7.82		0.85		0.55
October (through October 24)		9.50		9.00		0.85		0.50

Source: Mexican Stock Exchange; Pink Sheets LLC.

     On October 24, 2005, the closing sales price of our Series A Shares on the Mexican Stock Exchange was Ps 9.50 per share. Trading of our ADSs on the New York Stock Exchange was suspended on May 25, 2004. On July 15, 2004, our ADSs were delisted from the NYSE.

Item 10. Additional Information.

Organizational Documents

     Set forth below is a summary of the material provisions of our bylaws (estatutos sociales) and applicable Mexican law. This description does not purport to be complete and is qualified by reference to Mexican law and to the bylaws of our company, incorporated by reference herein.

Registration and Transfer

     The Series A Shares and Series B Shares are evidenced by share certificates in registered form. Our stockholders may hold their Series A Shares or Series B Shares in the form of physical certificates or indirectly through institutions that have an account with Indeval. Accounts may be maintained at Indeval by brokers, banks or other entities approved by the CNBV.

Voting Rights

     Each of our shares entitles the holder thereof to one vote at any general meeting of our stockholders. Currently, Series A Shares and Series B Shares are the only shares of our capital stock outstanding.

     Stockholders’ meetings may be ordinary stockholders meeting or extraordinary stockholders meetings. Extraordinary stockholders meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law (Ley General de Sociedades Mercantiles), including:

•	amendments to our bylaws;

•	anticipated dissolution of our company;

•	merger and transformation of our company from one type of company to another; and

•	increases or decreases affecting the fixed portion of our capital stock.

General meetings called to consider matters not required to be considered at an extraordinary stockholders meeting, including increases and decreases affecting the variable portion of our capital stock, are ordinary stockholders meetings. An annual ordinary stockholders meeting must be held at least once a year, within four months after the end of the preceding fiscal year.

     The annual ordinary stockholders meeting is held to consider the approval of the annual report of our board of directors and for our subsidiaries in which we have an investment that exceeds 20% of our net worth, including the approval of the financial statements for the preceding fiscal year, the election of directors and our statutory auditor and the allocation of our profits, if any, from the preceding year.

     The quorum for an ordinary stockholders meeting convened on the first call is at least 50% of all outstanding shares and action may be taken by holders of a majority of the shares represented at such meeting. If a quorum is not present, a subsequent ordinary stockholders meeting may be called at which a quorum shall exist regardless of the number of shares present, and action may be taken by a majority of the shares represented at such meeting. The quorum for an extraordinary stockholders meeting convened on the first call is 75% of all outstanding shares. If a quorum is not present, a subsequent extraordinary stockholders meeting may be called at which 50% of all outstanding shares constitute a quorum. Whether on first or subsequent call, actions at an extraordinary stockholders meeting may be taken only by holders of a majority of the outstanding shares.

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

     Notices of meetings must be published in a newspaper of major circulation in the city of Durango, Mexico at least 15 days prior to a meeting. Only stockholders who have either (1) deposited their shares at our offices, or (2) deposited their shares with a Mexican or non-Mexican credit institution or an institution for the deposit of securities and present a certificate of deposit from such institution prior to the meeting indicating ownership by such person will be admitted as such to stockholders’ meetings. A stockholder may be represented by an attorney-in-fact who holds a duly granted power-of-attorney on the form provided by the Company for such purposes.

Dividends

     At the annual ordinary stockholders meeting, our board of directors submits our financial statements for the previous fiscal year, together with a report thereon from our board of directors, to the stockholders for approval. The stockholders, after they have approved the financial statements, determine the allocation of our distributable earnings for the preceding year. Five percent of our net income must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our then current capital stock. As of October 24, 2005, our legal reserve was Ps 193.3 million. Allocation to the legal reserve is determined without reference to inflation adjustment under Mexican GAAP. Thereafter, the remainder of our net income is allocated as determined by the stockholders’ meeting and may be distributed as dividends. All shares which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Shares which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution.

     We have not paid any dividends in the past five years. The declaration, amount and payment of dividends will depend on our results of operations, financial condition, cash requirements, the ability of our subsidiaries to pay cash dividends to us, future prospects and other factors deemed relevant by our stockholders. Our ability to declare and pay dividends is currently restricted under the terms of the Common Agreement.

Liquidation Rights

     Upon our dissolution, one or more liquidators must be appointed by an ordinary stockholders meeting or an extraordinary stockholders meeting to wind up our affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Changes in Capital Stock

     The fixed portion of our capital stock may be increased or decreased by a resolution of an extraordinary stockholders meeting. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary stockholders meeting, unless such increase or decrease is derived from our repurchase of our shares, in which case a resolution of our board of directors authorizing such action would be sufficient. Capital increases and decreases must be recorded in our book of capital variations.

Pre-Emptive Rights

     In the event of a capital increase, a holder of issued and outstanding shares of our capital stock has a preemptive right to subscribe for a sufficient number of shares to maintain such holder’s existing proportional holdings of shares. However, our stockholders may waive these preemptive rights with respect to any specific capital increase at a stockholders meeting and such waiver would be binding on all stockholders, whether or not present or represented at the stockholder meeting. Preemptive rights, if not waived, must be exercised within 15 days following the publication of notice of the capital increase in the Official Gazette of the State of Durango (Periódico Oficial del Estado de Durango) and in a newspaper of major circulation in the city of Durango, Mexico. Under Mexican law, preemptive rights cannot be represented by an instrument that is negotiable separately from the corresponding share.

Repurchase Obligation

     In accordance with our bylaws, and as prescribed by the CNBV, our majority stockholders are obligated to make a public offer for the purchase of stock held by our minority stockholders in the event that the listing of our stock with the Mexican Stock Exchange is cancelled either by resolution of our company or by an order of the CNBV. The price at which the stock must be purchased by our majority stockholders is the greater of:

•	the average quotation price for the 30 days prior to the date of the offer; or

•	the book value, as reflected in the last report filed with the CNBV and the Mexican Stock Exchange.

     The majority stockholders are not bound to make such public offer if the cancellation of the listing is adopted by resolution of 95% of our stockholders and the amount offered to be paid for the shares owned by the public is less than 300,000 UDIS. This provision, contained in our bylaws, may not be amended without the consent of holders of at least 95% of our capital stock and the prior approval of the CNBV.

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

     Reimbursement of withdrawn shares is made at the lesser of:

•	95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective; and

•	the book value per share as calculated from our financial statements (as approved at the annual ordinary stockholders meeting) for the fiscal year at the end of which the withdrawal becomes effective.

Any such amount to be paid by us becomes due on the day following the annual ordinary stockholders meeting referred to above.

     Right of Dissenting Stockholders to Tender Their Shares. The Mexican Companies Law provides that upon the adoption at an extraordinary stockholders meeting of resolutions approving changes in our company’s business purpose, nationality or its form of corporate organization, dissenting stockholders acquire the right to withdraw from a Mexican company and to compel such company to “reimburse” their shares, subject to the fulfillment of certain terms and conditions. The amount of the reimbursement is determined by the proportion of the tendered shares to the net worth of such company as set forth in the financial statements approved at the then most recent stockholders’ meeting. Dissenting stockholders must perfect their withdrawal rights by making a request to this effect within 15 days following the date on which the meeting adopting the relevant resolution adjourns. Holders of CPOs, who cannot vote, are not entitled to this right.

     Restrictions on Foreign Investment. The bylaws provide that Series A Shares may only be acquired by Mexican investors and that Series A Shares shall at all times represent at least 51% of our company’s capital stock. The bylaws also provide that Series B Shares may be acquired either by Mexican or non-Mexican investors and that Series B Shares shall in no event represent more than 49% of the capital stock of our company.

     Forfeiture of Shares. As required by Mexican law, our bylaws provide, “Any foreigner who at the time of incorporation, or at any time thereafter, acquires a corporate interest or participation in the corporation shall be considered by that fact alone as Mexican with respect to such interest or participation and it shall be understood that he agrees not to invoke the protection of his Government under penalty, in case of failure to comply with such agreement, of forfeiture of such interest or participation in favor of the Mexican Nation.” Under this provision, a non-Mexican stockholder of our company is deemed to have agreed not to ask such stockholder’s government to impose a diplomatic claim against the Mexican government with respect to such stockholder’s rights as a stockholder. If the stockholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of any Mexican corporation admitting non-Mexican stockholders.

     Duration. Our existence under our bylaws continues until 99 years from the date of our incorporation and can be extended by resolution of an extraordinary stockholders meeting.

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

     Purchase by our company of its Shares. In accordance with the provisions of Article 14 Bis 3 of the Mexican Securities Market Law (Ley del Mercado de Valores), we may purchase our shares. An ordinary general meeting of stockholders may authorize, for any fiscal year, the repurchase of our shares, specifying the maximum amount of funds available, provided that the total amount of funds authorized for such purpose cannot exceed the retained earnings of our company. Upon any repurchase of our shares, our capital stock would be reduced accordingly.

     Shares Without Voting Rights. With the prior consent of the CNBV, we may issue shares without voting rights or restricted voting rights, and with restrictions to other corporate rights in addition to those restrictions set forth in Article 113 of the Mexican Companies Law. Any issuance of shares, other than common shares, may not exceed 25% of our issued and outstanding capital stock, unless issued with the prior approval of the CNBV. For calculation of the percentage, shares (or the corresponding CPOs) with voting restrictions based on the nationality of the related holders, will not be considered. We do not currently have shares without voting rights, but the voting rights of our shares deposited in the CPO Trust are limited.

     Prohibition on Purchase of Shares by Subsidiaries of our Company. Companies or other entities controlled by us may not purchase, directly or indirectly, shares of our capital stock or shares of companies or entities that are our stockholders.

Material Contracts

     Our company has not entered into any other material contracts other than those entered into in the ordinary course of business or those disclosed elsewhere within this Form 20-F.

     For a brief discussion of certain terms of our significant debt agreements, see “Item 5. Operating and Financial Review and Prospects — Indebtedness” and for a discussion of other transactions and agreements with our affiliates and associated companies, see “Item 7. Major Stockholders and Related Party Transactions — Related Party Transactions.”

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

     This summary is based upon the federal tax laws, regulations and treaty obligations of Mexico as in effect on October 24, 2005, which are subject to change. Such tax laws, their regulations and treaty obligations of Mexico are also subject to various interpretations, and the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican competent courts could later disagree with the explanations or conclusions set out below. The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico. Prospective purchasers of Series A Shares,

CPOs and ADSs are urged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of Series A Shares, Series A Shares represented by ADSs and CPOs, including, in particular, the effect of any foreign, state or local tax laws.

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

Series A Shares, ADSs, CPOs

Taxation of Dividends

     Under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), dividends, either in cash or in kind, paid with respect to Series A Shares underlying the CPOs and ADSs to a Foreign Holder will not be subject to any withholding tax.

     On the other hand, during 2004 Mexican companies paying dividends with profits that have not yet been subject to the corporate income tax, are obligated to pay a tax of 33% of the amount resulting from the increase to the amount of the dividend multiplied by a factor of 1.4925, as if the distributed profits would have been a profit after the payment of the tax. There are tax rate modifications for 2005 and will be subsequent changes in the following years. Tax rate applicable in 2005 is 30%. Such tax rate will decrease 1% in both 2006 and 2007, to a minimum rate of 28%, while the applicable factor will be 1.4286 during 2005, 1.4085 during 2006 and 1.3889 as of 2007.

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

     The sale or other disposition of Series A Shares or CPOs by a Foreign Holder will be:

•	Subject to Mexican income tax assessed at the rate of 25% on the total amount of the transaction, without any deduction. The purchaser of Series A Shares is obligated to withhold the tax only if he is a Mexican resident or has a permanent establishment in Mexico; in any other cases, the Foreign Holder will be obligated to pay the tax directly to the Mexican tax authorities; or

•	Subject to Mexican income tax assessed at the optional rate of 33% on the gains obtained (if any) as long as the Foreign Holder (i) has a representative in Mexico that meets certain requirements, and is appointed before the actual sale or disposition takes place, (ii) is not a resident of a country considered as a tax haven or of a country with territorial taxation system in terms of the provisions of the Income Tax Law, and (iii) files an audited opinion of the transaction prepared by a public accountant “authorized” for such purposes with the Mexican Ministry of Finance and Public Credit. In this case, the Foreign Holder will be obligated to pay the tax through the appointed representative to the Mexican tax authorities. There are tax rate modifications for 2005 and there will be subsequent changes in the following years. Tax rate applicable in 2005 is 30%. Such tax rate will decrease 1% in each of the subsequent years of 2006 and 2007, to a minimum rate of 28%; or

•	Exempt from Mexican income tax as long as (i) the transaction is carried out through the Mexican Stock Exchange, (ii) the Foreign Holder is an individual, and (iii) the income from the sale or other disposition would have been exempt if obtained by a Mexican resident individual.

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

United States Federal Income Taxation

     The following is a description of the material U.S. federal income tax consequences of owning and disposing of Series A Shares, CPOs or ADSs. This description addresses only the U.S. federal income tax considerations of holders that will hold Series A Shares, CPOs or ADSs as capital assets. This description is based on the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury Regulations (temporary, proposed and final) issued under the Code, and administrative and judicial interpretations of the Code and regulations, each as in effect and available as of the date of this annual report.

     These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of the Series A Shares, CPOs or ADSs, as the case may be. These income tax laws and regulations are also subject to various interpretations, and the U.S. Internal Revenue Service, or the IRS, or the U.S. courts could later disagree with the explanations or conclusions set out below.

     This description does not address all of the tax consequences that may be relevant to a holder. This description does not address, except as stated below, any of the tax consequences to:

•	holders that may be subject to special tax treatment, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, grantor trusts or dealers or traders in securities or currencies;

•	certain expatriates;

•	persons whose functional currency for U.S. federal income tax purposes is not the dollar; and

•	persons that will hold Series A Shares, CPOs or ADSs as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction for U.S. federal income tax purposes.

     This description does not address, except as stated below, any of the tax consequences to persons that received Series A Shares CPOs or ADSs as compensation for the performance of services, persons that will hold Series A Shares CPOs or ADSs or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of our company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Series A Shares, CPOs or ADSs.

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

ADSs

     This description is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The U.S. Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the sourcing rules described below for U.S. foreign tax credit purposes could be affected by future actions that may be taken by the U.S. Treasury Department.

Ownership of CPOs or ADSs in General

     For U.S. federal income tax purposes, a holder of CPOs or ADSs generally will be treated as the owner of the Series A Shares represented by such CPOs or ADSs.

Distributions

     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution by our company of cash or property (other than certain distributions, if any, of Series A Shares, CPOs or ADSs distributed pro rata to all stockholders of our company, including holders of CPOs or ADSs) with respect to Series A Shares, CPOs or ADSs, before reduction for any Mexican taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2008, (i.e., gains from the sale of capital assets held for more than one year). Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the Series A Shares, CPOs or ADSs and thereafter as capital gain. Our company does not maintain calculations of our company’s earnings and profits under U.S. federal income tax principles.

     Any such dividend paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the dollar value of the pesos on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Dividends received by a U.S. Holder with respect to Series A Shares, CPOs or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.” U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income.”

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

Sale or Exchange of Series A Shares or ADSs

     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize gain or loss on the sale or exchange of Series A Shares, CPOs or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the Series A Shares, CPOs or ADSs. Such gain or loss generally will be capital gain or loss. Currently, in the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such Series A Shares, CPOs or ADSs exceeds one year (i.e., long-term capital gains). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of Series A Shares, CPOs or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Series A Shares, CPOs or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

     A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

     Based on certain estimates of our company’s gross income and gross assets and the nature of our company’s business, our company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2004. Our company’s status in future years will depend on our company’s assets and activities in those years. Our company has no reason to believe that its assets or activities will change in a manner that would cause our company to be classified as a PFIC, but there can be no assurance that our company will not be considered a PFIC for any taxable year. If our company were a PFIC, a U.S. Holder of Series A Shares, CPOs or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Series A Shares, CPOs or ADSs.

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

U.S. Backup Withholding Tax and Information Reporting

     U.S. backup withholding tax and information reporting requirements generally will apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Series A Shares, CPOs or ADSs, in each case, made within the United States, or by a U.S. payor or U.S. middleman, to a holder of Series A Shares, CPOs or ADSs (other than an exempt recipient, including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any such payments within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010. In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

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

Documents on Display

     We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us, including this annual report and the exhibits hereto, at the United States Securities and Exchange Commission’s public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at one of the United States Securities and Exchange Commission’s public reference facilities in New York, New York and Chicago, Illinois. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference facilities. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

Enforceability of Civil Liabilities

     We are a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. In addition, most of our directors, officers and controlling persons, as well as experts named in this annual report reside outside the United States, and all or a substantial portion of their assets and the assets of our company are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Our company has been advised by Mexican counsel that there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in terms for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

Item 11. Quantitative and Qualitative Disclosure about Market Risk.

     We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices. We periodically review our exposure to risks arising from fluctuations in interest rates and foreign exchange and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We have not entered into market risk sensitive instruments for speculative purposes. See note 2i to our audited consolidated financial statements.

Interest Rate Risk

     We face primary market risk exposure due to interest rate risk. Approximately 33.3% of our long-term interest-bearing debt at December 31, 2004 was variable rate. Substantially all of our long-term debt is denominated in dollars. As a result, depreciation of the peso will result in increases in our interest expense in peso terms. Variable rate long-term debt denominated in dollars bears interest at rates tied to LIBOR, the rate that banks in the London interbank market offer for dollar deposits of varying maturities. Although we have from time to time entered into a derivative contracts for the purpose of hedging interest rate risk on this long-term debt, we had no open contracts at December 31, 2004.

     The table below summarizes our debt obligations, which include notes, bank loans and leases, at December 31, 2004. The table presents payment obligations in millions of pesos by maturity date and the related weighted-average interest rates. Dollar-denominated liabilities and notional amounts have been converted to pesos based on the exchange rate at December 31, 2004, which was Ps 11.1495 = US1.00.

Liabilities	2005	2006	2007	2008	2009	Thereafter
	(in millions of constant pesos)

Fixed Rate Debt
Millions of Pesos	—	—	—	—	—	4,836
Weighted Average rate	8.50%	9.50%	9.50%	9.50%	9.50%	9.50%

Variable Rate Debt
Millions of Pesos	178	246	284	273	242	1,070
Weighted Average rate	6.90%	7.75%	7.80%	7.84%	7.88%	7.93%

Total Debt
Millions of Pesos	178	246	284	273	242	5,906
Weighted Average rate	8.01%	9.01%	9.08%	9.15%	9.21%	9.28%

     In the event that the average interest rate applicable to our financial liabilities in 2005 is 1% higher than the average interest rate in 2004, our financial expenses would increase by approximately Ps 72.5 million.

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

     The table set forth above summarizes our debt obligations that are sensitive to foreign currency exchange rates at December 31, 2004. The table presents principal payment obligations in millions of pesos by maturity date for dollar-denominated debt.

     In the event that the peso depreciates by 10% against the dollar during 2005 as compared to the peso/dollar exchange rate at December 31, 2004, our financial expenses indexed to the dollar in 2005 would increase by approximately Ps 52.9 million.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     As discussed under “Item 4. Information on Our Company — Significant Developments During 2004 and Recent Developments—Financial Restructuring”, on November 29, 2002, we suspended payment of principal and interest on our unsecured debt instruments. As of December 31, 2004, our company was in default on payments of principal and/or interest under the following indebtedness:

•	the 2003 notes, the 2006 notes, the 2008 notes, the 2009 notes and the ECP note;

•	a bank loan issued under a credit agreement, dated as of May 25, 2001, between our company and Banamex;

•	a promissory note issued on July 22, 2002 to Banamex by our company;

•	bank loans issued under a business loan agreements, dated as of January 4, 2001 and May 18, 2001, between our company and California Commerce Bank;

•	a bank loan issued under a trade finance facility agreement, dated as of December 17, 1997, between our company, JPMorgan Chase Bank, Deutsche Bank AG and Banc of America Securities Limited;

•	a guarantee made by our company of a bank loan issued under a loan agreement, dated as of July 26, 2002, between Durango Georgia Receivables Company, our company and Bank of America, N.A.;

•	a guarantee of a reimbursement obligation of a letter of credit issued by JPMorgan Chase Bank to SunTrust Leasing Corporation for the benefit of our former subsidiary, Durango Georgia Paper Company; and

•	a guarantee of a reimbursement obligation of a letter of credit issued by JPMorgan Chase Bank to Pitney Bowes Credit Corporation for the benefit of our former subsidiary, Durango Georgia Paper Company.

For further information with respect to these debt instruments, see “Item 5: Operating and Financial Review and Prospects—Indebtedness—Long-term Indebtedness.”

     As discussed under “Item 4. Information on Our Company — Significant Developments During 2004 and Recent Developments—Financial Restructuring”, on February 23, 2005, our plan of reorganization was consummated. As a result, the creditors under each of the debt instruments set forth above received Series B Shares and 2012 notes or notes under our Restructured Credit Agreement in exchange for their recognized claims in our concurso mercantil proceeding.

     Under the terms of the Common Agreement governing the Restructured Credit Agreement and the 2102 notes, we were required to deliver certain financial information to the administrative agent under the Restructured Credit Agreement and the trustee under the indenture governing our 2012 notes on or prior to June 30, 2005. We did not deliver such financial information on or prior to June 30, 2005 and, consequently, a default occurred under the Common Agreement. The Common Agreement provides that such a default may be cured within 30 days following our receipt of a notice of default from certain or our creditors. As of October 28, 2005, we had not received a notice of default from any or our creditors. Upon the provision of this financial information to the administrative agent and the trustee on October 28, 2005, this default was cured and therefore does not give rise to any right of our creditors to accelerate the Restructured Credit Agreement or the 2012 notes.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

     As of December 31, 2004, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures.

     Based upon and as of the date of our evaluation, other than as described above, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2004, our disclosure controls and procedures were effective in providing reasonable assurance that information relating to us that is required to be included in our periodic filings with the United States Securities and Exchange Commission is recorded, processed, summarized and reported as and when required.

     Subsequent to the issuance of our annual report released to the Mexican Stock Exchange for the fiscal year ended December 31, 2004 and before we filed this annual report, we identified and corrected certain amounts that had been previously reported in our Mexican GAAP financial statements for the year ended December 31, 2004, as described in note 1.c. to our financial statements, and in our U.S. GAAP financial information for the years ended December 31, 2003 and 2002, as described in note 24 to our financial statements. As a result of the corrections, we also amended the reconciliation to U.S. GAAP of our net income and shareholders’ equity for the years ended December 31, 2001 and 2000 that also appear in this annual report.

     We recognize that the inadvertant errors that caused the need for the corrections described above represent a material weakness in our internal controls over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements. We are currently implementing measures to improve our internal controls over financial reporting as part of our effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. We believe that certain of these measures, undertaken to ensure the quality of the information and modifications to our internal control processes, including upgrading our information technologies through automation of our consolidation system, will improve our ability to prepare our financial information under both Mexican GAAP and U.S. GAAP, specifically in our deferred income tax calculations.

     There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Change in Internal Controls Over Financial Reporting

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. Other than as described above, there were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken, including corrective actions with regard to significant deficiencies and material weakness.

Item 16. [Reserved].

     Not applicable.

Item 16A. Audit Committee Financial Expert.

     The audit committee members are Rebeca Castaños Castaños, Buenaventura G. Saravia and Mayela Rincón de Velasco. Our Board of Directors has determined that Mayela Rincón de Velasco is our “audit committee financial expert” within the meaning of applicable law. Mayela Rincón de Velasco is our Chief Financial Officer and, therefore, is not independent with respect to our company. Our Board of Directors is reviewing the qualifications of the other members of the audit committee to determine is an “audit committee financial expert” within the meaning of applicable law and independent under the listing standards of a national securities exchange registered pursuant to section 6(a) of the Exchange Act or a national securities association registered pursuant to section 15A(a) of the Exchange Act that have been approved by the United States Securities and Exchange Commission.

Item 16B. Code of Ethics.

     We have adopted a Code of Conduct and Business Ethics Policy that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all our directors, other officers and employees. This Code of Conduct and Business Ethics Policy can be found at our website, www.corpdgo.com.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

     The following table summarizes the aggregate fees billed to us by our principal accounting firm, PricewaterhouseCoopers, for the fiscal year ended December 31, 2004 and the aggregate fees billed to us by our prior principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, or DTT, and other member firms of DTT, collectively, the DTT Member Firms, for the fiscal year ended December 31, 2003:

	For the year ended December 31,
	2004		2003
	(in thousands of constant pesos)

Audit Fees	Ps	9,850	Ps	10,544
Audit Related Fees		—		—
Tax Fees		856		756
Other Fees		5,248		—

Total Fees	Ps	15,954	Ps	11,300

     Audit fees and audit-related fees. Audit fees in the above table, which include all audit-related fees, for the year ended December 31, 2004 are the aggregate fees billed or expected to be billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and regulatory audits. Audit fees in the above table, which include all audit-related fees, for the year ended December 31, 2003 are the aggregate fees billed by DTT Member Firms in connection with the audit of our annual financial statements and regulatory audits. Additionally, the audit fees include review of our company’s annual financial statements and our company’s annual report to be filed with the United States Securities and Exchange Commission and the CNBV.

     Tax Fees. Tax fees in the above table for the year ended December 31, 2004 are fees billed or expected to be billed by PricewaterhouseCoopers for tax consultations and tax return preparation for our U.S. subsidiaries. Tax fees in the above table for the year ended December 31, 2003 are fees billed by DTT Member Firms for tax return preparation, assistance to obtain government approval for amounts included in tax filings such as value-added tax return assistance and request for technical advice from taxing authorities.

     Other Fees. Other fees in the above table for the year ended December 31, 2004 are fees billed by PricewaterhouseCoopers for non-audit services related to the financial restructuring of our company. As a percentage of total fees billed to our company, other fees represent 32.9% for 2004.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     During the year ended December 31, 2004, there were no purchases made by or on behalf of Corporación Durango, S.A. de C.V. or any “affiliated purchaser,” as defined in Section 240.10b-18(a)(3), of shares or other units of any class of Corporación Durango, S.A. de C.V.’s equity securities that are registered by Corporación Durango, S.A. de C.V. pursuant to Section 12 of the Exchange Act.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See pages F-1 to F-73, incorporated herein by reference.

Item 19. Exhibits.

Documents filed as exhibits to this annual report:

1.1	Bylaws of our company, as amended (English translation)
2.1	Indenture, dated as of February 23, 2005, between Corporación Durango S.A. de C.V. and Law Debenture Trust Company of New York, as Trustee
2.2	Restructured Credit Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V., the Guarantors named therein, the Tranche A Holders named therein, and The Bank of New York, as Administrative Agent
2.3	Common Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V., the Guarantors and Additional Guarantors named therein, the A Lenders named therein, The Bank of New York, as Administrative Agent, Law Debenture Trust Company of New York, as Trustee, Deutsche Bank Trust Company Americas, as Collateral Agent, Deutsche Bank Mexico, S.A., Institución De Banca Multiple, Trust Division, as Collateral Agent, Deutsche Bank Trust Company Americas, as Guarantor Paying Agent, and the Subordinating Creditors named therein.
2.4	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument, other than the Restructured Credit Agreement, does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the United States Securities and Exchange Commission upon request.
2.5	Form of Deposit Agreement among our company, The Bank of New York and owners and beneficial owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)
2.6	Trust Agreement, dated November 24, 1989, between NAFIN, as grantor, and NAFIN, Trust Department, as CPO trustee, together with an English translation (incorporated by reference to Exhibit 4.4 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)
2.7	Public Deed with respect to the CPOs, together with an English translation (incorporated by reference to Exhibit 4.5 to our company’s registration statement No. 33-80148 on Form F-1 filed on June 10, 1994)
3.1	Convenience translation of Irrevocable Trust Administration Agreement, dated June 22, 2005, between Miguel Rincón Arredondo, José A. Rincón Arredondo, Jesús Rincón Arredondo, Wilfrido Rincón Arredondo, Ignacio Rincón Arredondo, Martín Rincón Arredondo and Mayela Rincón Arredondo de Velasco, as Settlors and Beneficiaries, and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, as Trustee (incorporated by reference to Exhibit 99.5 filed as an exhibit to Amendment No. 3 to Schedule 13D filed with the United States Securities and Exchange Commission on July 18, 2005)
4.1	Securities Purchase Agreement, dated as of October 7, 2002, between our company and Operadora Omega Internacional, S.A. de C.V., relating to the sale of 100% of the total issued and outstanding capital stock and certain promissory notes of Durango Paper Company (incorporated by reference to Exhibit 4.1 to our company’s annual report on Form 20-F filed on June 30, 2003)
4.2	Asset Purchase Agreement, dated as of February 3, 2003, among our company, Titán and Empaques Moldeados de América Tecnologías, S.R.L. de C.V., relating to the sale of assets of our company’s molded pulp division (incorporated by reference to Exhibit 4.2 to our company’s annual report on Form 20-F filed on June 30, 2003)
4.3	Amendment No. 1, dated February 28, 2003, to the Asset Purchase Agreement, dated as of February 3, 2003, among our company, Titán and Empaques Moldeados de América Tecnologías, S.R.L. de C.V., relating to the sale of assets of our company’s molded pulp division (incorporated by reference to Exhibit 4.3 to our company’s annual report on Form 20-F filed on June 30, 2003)
8	List of Subsidiaries
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORACIÓN DURANGO, S.A. DE C.V.
By:	/s/ Mayela Rincón Arredondo de Velasco
	Name:	Mayela Rincón Arredondo de Velasco
	Title:	Chief Financial Officer

Date: October 28, 2005

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, April 14, 2005, except for Notes 1c, 17 and 24 as to which the date is July 14, 2005.

Board of Directors and Stockholders of
Corporación Durango, S. A. de C. V.:

We have audited the accompanying consolidated balance sheet of Corporación Durango, S.A. de C. V. and subsidiaries (collectively, the “Company”) as of December 31, 2004, and the related consolidated statements of operation, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2004 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 10b. to the consolidated financial statements, on February 23, 2005, the Company and its creditors signed a financial restructuring agreement and therefore, completed the “Concurso Mercantil” process. As a result of the financial restructuring, the Company reclassified, as of December 31, 2004, $9,695 millions of Mexican pesos of its short-term debt to long-term.

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Corporación Durango, S. A. de C. V. and subsidiaries as of December 31, 2004, and the consolidated results of their operations, the changes in their stockholders’ equity and changes in their financial position for the years ended December 31, 2004 and 2002, in conformity with accounting principles generally accepted in Mexico.

As discussed in Note 1c, the accompanying consolidated financial statements have been restated for the year ended December 31, 2004 from those which were previously filed with the Mexican National Banking and Securities Commission.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24, as restated, to the consolidated financial statements.

PricewaterhouseCoopers, S.C.

Javier Monroy C.P.
Audit Partner

Report of Independent Registered Public
Accounting Firm to the Board of Directors
and Stockholders of
Corporación Durango, S. A. de C. V.

We have audited the accompanying consolidated balance sheet of Corporación Durango, S. A. de C. V. and subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Corporación Durango, S. A. de C. V. and subsidiaries as of December 31, 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The application of the latter would have affected the determination of stockholders’ equity as of December 31, 2003, and the determination of net loss for the year then ended to the extent summarized in Note 24.

As discussed in Note 24 to the consolidated financial statements, the reconciliation to U.S. GAAP as of December 31, 2003 and for the year then ended has been restated for adjustments to deferred income taxes for U.S. GAAP purposes only.

The consolidated financial statements as of December 31, 2003 and for the year then ended issued on June 28, 2004 were prepared assuming that the Company will continue as a going concern. Since November 2002 the Company had failed to pay principal and interest of certain obligations, and therefore the Company reclassified most of its debt as short-term. In addition, during 2003 and 2002 the Company had incurred significant consolidated net losses, and since 2001 its operating margin has declined substantially. As of December 31, 2003, the Company had negative working capital and was experiencing severe liquidity problems. Furthermore, the Company estimated that upon the adoption of Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal”, whose application was mandatory for fiscal years beginning on or after January 1, 2004, a charge to results of operations for the year 2004 of Ps.653,881,000, net of deferred income taxes, would be required, which would additionally reduce its stockholders’ equity. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and to restructure its debt. The originally issued 2003 financial statements do not include any additional adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern.

The accompanying financial statements have been translated into English for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C.P.C. Claudia Leticia Rizo Navarro

April 30, 2004
(June 28, 2004 as to Notes 1.e, 24, 25, 26 and 27 to the originally issued 2003 financial statements, and
July 4, 2005 as to the restatement to constant Mexican pesos as of December 31, 2004 and the adjustment to deferred income taxes discussed in Note 24)

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
	as restated
Assets

Current Assets:
Cash and cash equivalents (Note 4)	$834,932	$680,628
Accounts receivable — Net (Note 5)	1,803,502	1,887,577
Short-term related parties (Note 15)	13,070	15,024
Inventories — Net (Note 6)	1,078,254	1,149,085
Prepaid expenses	6,727	23,540
Current assets of discontinued operations (Note 18)	104,493	88,559

Total current assets	3,840,978	3,844,413

Restricted cash (Note 7)	—	165,678

Property, plant and equipment — Net (Note 8)	11,100,932	11,905,795

Other assets — Net (Note 9)	339,927	567,976

Non-current assets of discontinued operations (Note 18)	249,296	265,969

Total assets	$15,531,133	$16,749,831

Liabilities

Current Liabilities:
Short-term debt (Note 10)	$42,152	$8,978,136
Current portion of long-term debt (Note 10)	135,994	126,353
Notes payable	48,818	54,471
Accrued interest	15,973	1,459,682
Trade accounts payable	736,931	952,478
Accrued expenses and taxes	688,821	476,410
Employee statutory profit sharing	848	2,537
Current liabilities of discontinued operations (Note 18)	126,912	89,071

Total current liabilities	1,796,449	12,139,138

Long-term Liabilities:
Long-term debt (Note 10)	6,951,969	415,833
Long-term notes payable	88,942	104,965
Deferred income taxes (Note 17)	1,441,792	2,015,309
Pension plans and seniority premiums (Note 12)	305,532	209,819
Long-term liabilities of discontinued operations (Note 18)	145,341	200,120
Liabilities to be capitalized to equity (Notes 10.c and 21)	3,158,970	—

Total long-term liabilities	12,092,546	2,946,046

Total liabilities	13,888,995	15,085,184

Stockholders’ Equity:
Common stock (Note 13)	4,988,460	4,988,413
Additional paid-in capital	1,459,044	1,459,044
Retained earnings	2,599,015	6,118,130
Net loss for the period	60,790	(3,519,115)
Loss from holding non monetary assets	(4,558,746)	(4,399,583)
Cumulative initial effect of deferred income taxes	(3,240,795)	(3,240,795)
Cumulative translation adjustment of foreign subsidiaries	256,894	187,259

Majority stockholders’ equity	1,564,662	1,593,353

Minority stockholders’ equity in consolidated subsidiaries	77,476	71,294

Total stockholders’ equity	1,642,138	1,664,647

Commitments and contingencies (Notes 19 and 20)	—	—

Total liabilities and stockholders’ equity	$15,531,133	$16,749,831

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2004, except per share amounts)

	2004	2003	2002
	as restated
Net sales	$7,852,415	$7,150,547	$8,475,357
Cost of sales	6,733,582	6,151,018	7,287,789

Gross profit	1,118,833	999,529	1,187,568

Selling, general and administrative expenses	676,156	678,643	659,530

Operating income	442,677	320,886	528,038

Other (expenses) — Net (Note 16)	(404,171)	(1,588,269)	(3,262,873)

Net comprehensive financing cost:
Interest expense	(1,121,609)	(1,247,356)	(1,185,826)
Interest income	40,201	44,130	41,923
Exchange gain (loss)	60,545	(864,019)	(1,050,078)
Gain on monetary position	451,823	386,259	427,203

	(569,040)	(1,680,986)	(1,766,778)

Loss from continuing operations before income taxes, employee statutory profit sharing and equity in income of associated companies	(530,534)	(2,948,369)	(4,501,613)

Asset tax	(14,718)	—	—
Income tax benefit (Note 17)	501,089	684	707,158
Employee statutory profit sharing	—	(1,823)	(1,138)

	486,371	(1,139)	706,020

Loss from continuing operations before equity in income of associated companies	(44,163)	(2,949,508)	(3,795,593)

Equity in the income of associated companies	2,648	1,994	2,106

Loss from continuing operations	(41,515)	(2,947,514)	(3,793,487)

Discontinued operations — Net (Note 18)	102,135	(577,740)	(108,202)

Consolidated net income (loss)	$60,620	($3,525,254)	($3,901,689)

Net income (loss):
Majority interest	$60,790	($3,519,115)	($3,905,103)
Minority interest	(170)	(6,139)	3,414

Consolidated net income (loss)	$60,620	($3,525,254)	($3,901,689)

Basic and diluted income (loss) per share of:
Continuing operations	$(0.45)	$(31.64)	$(40.36)
Discontinued operations	1.11	(6.22)	(1.15)

Basic and diluted net income (loss) per share	$0.66	$(37.86)	$(41.51)

Weighted average of shares outstanding	91,834,192	92,942,916	94,072,122

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Notes 1, 2 and 3)

(In thousands of constant Mexican pesos as of December 31, 2004)

							Cumulative	Cumulative	Minority
					Loss from	Additional	initial effect	translation	stockholders’
	Common		Additional		holding non	liability	of deferred	adjustment	equity	Total
	stock	Treasury	paid-in	Retained	monetary	for seniority	income	of foreign	in consolidated	stockholders’
	(Note 13)	stock	capital	earnings	assets	premiums	taxes	subsidiaries	subsidiaries	equity
Balances as of January 1, 2002	$5,110,092	$—	$1,390,881	$10,361,700	($4,952,912)	($154,051)	($3,240,795)	$129,993	$45,774	$8,690,682

Equity swap terminations		(121,679)	68,163							(53,516)
Comprehensive loss				(3,905,103)	139,746			(38,180)	29,055	(3,774,482)

Balances as of December 31, 2002	5,110,092	(121,679)	1,459,044	6,456,597	(4,813,166)	(154,051)	(3,240,795)	91,813	74,829	4,862,684

Reduction of common stock (Note 13.b)	(121,679)	121,679								—

Transfer of the additional liability for seniority premium (Note 12)				(154,051)		154,051				—

Allowance for doubtful accounts for receivable due from shareholders (Note 15.b)				(184,416)						(184,416)

Comprehensive loss				(3,519,115)	413,583			95,446	(3,535)	(3,013,621)

Balances as of December 31, 2003	4,988,413	—	1,459,044	2,599,015	(4,399,583)	—	(3,240,795)	187,259	71,294	1,664,647

Increase in common stock (Note 13.c)	47									47

Comprehensive loss				60,790	(159,163)			69,635	6,182	(22,556)

Balances as of December 31, 2004 (as restated)	$4,988,460	$—	$1,459,044	$2,659,805	($4,558,746)	$—	($3,240,795)	$256,894	$77,476	$1,642,138

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Notes 1, 2 and 3)

(In thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003	2002
	as restated
Operating activities:
Consolidated loss from continuing operations	($41,515)	($2,947,514)	($3,793,487)
Items applied to income that did not require (provide) resources:
Depreciation and amortization	427,024	415,418	477,977
Amortization of debt issuance costs and other financing costs	327,464	97,109	132,729
Loss on sale of property, plant and equipment	22,108	210,027	31,073
Impairment of long-lived assets	463,689	636,139	1,624,568
Loss on operations of Durango Paper Company	—	331,444	1,587,373
Deferred income tax	(514,481)	(76,103)	(828,014)
Other	16,472	23,123	214,422

	700,761	(1,310,357)	(553,359)

Changes in operating assets and liabilities:
Trade accounts receivable — Net	131,213	(95,097)	475,261
Inventories — Net	70,831	50,776	256,997
Other current assets	(28,371)	7,667	(12,724)
Trade accounts payable	(215,548)	90,622	(372,196)
Accrued interest	—	966,126	167,074
Accrued expenses and taxes other than income taxes	39,528	13,632	(43,594)
Other — Net	(3,217)	(85,840)	62,560

Net resources (used in) provided by operating activities before discontinued operations	695,197	(362,471)	(19,981)

Assets of discontinued operations	(15,934)	6,244	(163,650)
Liabilities of discontinued operations	37,842	79,216	(119,402)
Discontinued operations — net of items that did not require resources	102,135	(188,008)	136,313

	124,043	(102,548)	(146,739)

Net resources provided by (used in) operating activities	819,240	(465,019)	(166,720)

Financing activities:
Short-term and long-term debt	97,888	272,871	2,722,915
Payments of long-term debt	(773,124)	(427,048)	(1,792,002)
Common stock increase	47	—	—
Translation adjustment of foreign subsidiaries	69,635	95,446	(38,181)

Net resources (used in) generated by financing activities	(605,554)	(58,731)	892,732

Investing activities:
Restricted cash	165,678	(165,678)	—
Acquisition of machinery and equipment	(207,279)	(111,805)	(479,092)
Sale of property, plant and equipment	15,952	242,406	62,352
Revenue from the sale of discontinued operations	—	972,608	—
Investment in subsidiaries	—	—	(223,957)
Other assets	(33,733)	19,571	(398,981)

Net resources (used in) generated by investing activities	(59,382)	957,102	(1,039,678)

Increase in cash and cash equivalents	154,304	433,352	(313,666)
Balance of cash and cash equivalents at beginning of year	680,628	247,276	560,942

Balance of cash and cash equivalents at end of year	$834,932	$680,628	$247,276

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of constant Mexican pesos as of December 31, 2004)

NOTE 1 — THE ENTITY:

a.	Entity — Corporación Durango, S. A. de C. V. (“CODUSA”) and subsidiaries (collectively, the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall bags and sacks ), paper (containerboard, newsprint and bond) and other wood products (plywood and particleboard) in Mexico and in the United States of America.

b.	In October 2002, the Company sold its investment in Durango Paper Company (“DPC”) to Operadora Omega Internacional, S.A. de C.V. This sale resulted in an aggregate loss in 2002 of $1,587,373, which was recorded within other expenses in the statement of operations. The Company granted certain guarantees for a bank loan and certain letters of credit issued by DPC, amounting to $280,967 (US$25.2 million). During 2003, the creditors called these guarantees and consequently, the 2003 statement of operations reflects a charge of $275,792 (US$23.6 million). These liabilities were included in the restructured debt.

c.	Subsequent to the filing of the Mexican GAAP financial statements with the Mexican National Banking and Securities Commission for the year ended December 31, 2004, management identified and corrected the following inadvertent errors:

(i)	The deferred income tax liability amount recorded at December 31, 2004 was reduced by $228,703 as a result of using the enacted income tax rate in effect at the date of the expected future reversal of temporary differences instead of the 30% rate which was previously used, which only represented the tax rate for the year ended December 31, 2004. This restatement resulted in a reduction of the deferred income tax charge for the year ended December 31, 2004 for the same amount.

(ii)	The Company corrected the income tax liability of foreign subsidiaries at December 31, 2004, which was reduced by $37,639, resulting in a reduction of the current income tax charge for the year ended December 31, 2004 for the same amount.

(iii)	The Company has also written off certain legal fees amounting to $34,889 which were previously erroneously capitalized within other assets.

As a result of the above adjustments minority interest in the results of operations was impacted by $2,782.

NOTE 2 — BASIS OF PRESENTATION:

a.	Debt restructuring — Since November 2002, the Company was not able to make principal and interest payments on certain of its long-term debt (see Note 10c.) and was in default. As a result, certain of the Company’s long-term debt was reclassified to short-term in 2003. With the debt restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2004, to short-term and long-term in accordance with the terms of the restructuring.

b.	Basis of presentation — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) issued by the Mexican Institute of Public Accountants (“MIPA”).

c.	Consolidation of financial statements — The consolidated financial statements include the assets, liabilities and income or loss of the subsidiaries in which the Company holds more than 50% ownership and operating and financial control. The ownership percentage in the capital stock of the Company’s significant consolidated subsidiaries is shown below. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Group	Ownership
(or Company)	percentage	Activity
Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper for corrugated boxes

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of paper for corrugated boxes

Envases y Empaques de México, S. A. de C. V.	100%	Manufacturing of corrugated boxes and multi-wall sacks

Empaques de Cartón Titán, S. A. de C. V. and subsidiary	100%	Manufacturing of corrugated boxes and multi-wall sacks

Grupo Pipsamex, S. A. de C. V. and subsidiaries	100%	Manufacturing of newsprint and bond paper

Durango Internacional, S. A. de C. V. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and corrugated boxes

Porteadores de Durango, S.A. de C.V. and subsidiaries	100%	Hauling freight

Administración Corporativa de Durango, S. A. de C. V.	100%	Administrative services

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood and particleboard

d.	Translation of financial statements of foreign subsidiaries — The accounting policies of foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rates, and retained earnings at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

The financial statements of foreign subsidiaries included in the 2003 and 2002 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.

NOTE 3 — ACCOUNTING POLICIES:

The significant accounting policies followed by the Company are as follows:

a.	Estimates — The preparation of the financial statements require the Company’s management to make certain estimates and assumptions for valuation purposes and to make certain required disclosures. Although actual results could differ from those estimates, the Company’s management believes that the estimates and assumptions used are adequate in the circumstances.

b.	Recognition of the effects of inflation — The consolidated financial statements have been prepared in accordance with Statement B-10 “Recognition of the Effects of Inflation on Financial Information,” issued by the Mexican Institute of Public Accountants (“MIPA”), which provides guidance for the recognition of the effects of inflation in the financial statements.

i.	The Company restates its statement of operations to reflect the purchasing power of the Mexican peso as of the most recent reporting date (December 31, 2004), using a restatement factor derived from the change in the National Consumer Price Index (“NCPI”) from the month in which the transaction occurred to the most recent year-end. The financial statements have been restated to Mexican pesos as of December 31, 2004 purchasing power, using a restatement factor derived from the change in the NCPI. The financial statements of the previous years have also been restated in terms of the purchasing power of the Mexican peso as of the most recent financial reporting date, thus making them comparable. The NCPI restatement factor for 2004 and 2003 was 1.0519 and 1.0397, respectively.

ii.	Capital stock, additional paid-in capital and accumulated deficit represent the historical cost of these items stated in purchasing power as of the most recent balance sheet date, calculated by applying factors derived from the change in the NCPI.

iii.	The gain or loss on net monetary position represents the inflation gain or loss, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent balance sheet date.

iv.	Comprehensive financing income (cost) consists of interest income and expense, exchange gains or losses, and the gain or loss on the net monetary position.

v.	Statement B-12 “Statement of Changes in Financial Position,” issued by the MIPA, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant monetary units. Statement B-12 identifies the sources and applications of resources as the differences between beginning and ending financial statement balances in constant monetary units. The Statement also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

c.	Cash equivalents — Cash equivalents consist of highly liquid investments with original maturities of three months or less, and are stated at the lower of acquisition cost, plus accrued yields, or their estimated net realizable value.

d.	Inventories and cost of sales — Inventories are stated at the lower average cost or net realizable value, which is similar to the most recent purchase price or production cost. Cost of sales is stated at replacement cost at the time of sale.

e.	Spare parts and materials – Spare parts and materials are used in the production process and are valued at the lower of weighted average cost or market. Additionally, they are restated to constant purchasing power using factors derived from the change in the NCPI.

f.	Property, plant and equipment — Property, plant and equipment are initially recorded at acquisition cost and are restated to constant purchasing power using factors derived from the change in the NCPI. For fixed assets of non-Mexican origin, acquisition cost is restated to constant currency using the inflation of the country of origin and then converted into Mexican pesos at the exchange rate in effect at the balance sheet date. Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives, as follows:

Years
Buildings	25-50
Industrial machinery and equipment	23-40
Transportation equipment	1-5
Computer equipment	1-3
Office furniture and equipment	5-10

These assets are evaluated annually for potential impairment.

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated applying factors derived from the change in the NCPI.

g.	Impairment of long-lived assets — Through December 31, 2003, the Company evaluated potential impairment losses related to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining useful life of the assets by comparing such carrying value to the undiscounted future expected cash flows generated by the assets, excluding interest charges. If the sum of the expected future undiscounted cash flow was less than the carrying amount of the assets, a loss was recognized equal to the difference between the fair value and carrying value of the assets. Long-lived assets were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable.

Effective January 1, 2004, the Company adopted Statement C-15, “Impairment in the Value of Long-Lived Assets and their Disposal”, issued by the MIPA, which establishes general criteria for the identification and, if applicable, recording of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. The Company performed its annual impairment evaluation of long-lived assets during 2004 and determined a charge of $463,689, which is recorded in the statement of operations within other expenses (See Note 8).

h.	Intangible assets — Intangible assets are recognized provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with indefinite useful lives are not amortized. Definite lived intangible assets are amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The carrying value of intangible assets is subject to an annual impairment evaluation.

i.	Financial instruments — Financial instruments held for trading or available for sale and are valued at fair value (which is similar to market value) with gains or losses recognized in the statements of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arms’-length transaction between interested and willing parties.

j.	Derivative financial instruments — Investments in derivative financial instruments for trading or for hedging purposes are recorded as assets or liabilities at fair value. Realized and unrealized gains or losses on those investments are recorded in the statement of operations. In accordance with Statement C-2 “Financial Instruments”, derivative financial instruments that qualify for hedge accounting are recorded on the balance sheet on the same basis of the hedged assets or liabilities, and changes in value are recorded in each period in the statement of operations. Derivative financial instruments that do not qualify for hedge accounting are recorded in the balance sheet at their fair value and changes in the fair value are recorded in each period in the statement of operations. At December 31, 2004 and 2003, the Company had no derivative financial instruments.

k.	Pension plans and seniority premiums — Pension plans and seniority premiums to which employees are entitled upon termination of employment after 15 years of service, are non contributory and are recorded as costs of the year in which the respective services are rendered, based on actuarial calculations using the projected unit credit method (See Note 12).

Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

l.	Debt issuance costs — Debt issuance costs, which are included in other assets, are capitalized and restated by applying the change in the NCPI. Amortization is calculated as a proportion between the period the debt is outstanding and the maturity period of the debt. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

m.	Income tax and employee statutory profit sharing – Income tax is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities (See Note 17). A valuation allowance is recorded for deferred tax assets when it is likely that they will not be realized. Asset Taxes (“AT”) paid is charged in the statement of operation due to uncertainty of its recoverability.

Deferred employee statutory profit sharing (“ESPS”) is recorded only for temporary differences between the net book and tax profit for the period applicable to PTU that can reasonably be presumed to give rise to a future benefit or liability.

n.	Contingencies – Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated.

ñ.	Foreign currency balances and transactions — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations, except those amounts capitalized as a component of construction of fixed assets.

o.	Stockholders’ equity – Common stock, legal reserve and retained earnings represent the value of those items in terms of purchasing power at the end of the latest period presented, and are determined applying by factors derived from the NCPI to the historical values.

Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.

p.	Loss from holding non monetary assets – loss from holding non monetary assets represents the initial accrued result on monetary position and the result of holding non-monetary assets pertaining to inventory and fixed assets, as well as the effect of the respective deferred tax, stated in Mexican pesos of purchasing power at the end of the latest period presented.

q.	Comprehensive loss – Comprehensive loss represents the net loss for the period presented in the consolidated statements of operations, plus the effects of holding non-monetary assets, the profit (loss) from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

r.	Net income (loss) per share – Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during the period.

s.	Revenue recognition – Sales are recognized upon delivery of products and the receipt of customer acceptance. Revenues are recognized only when the Company has transferred to the buyer the significant risk and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be reliably measured.

t.	Segment information – The provisions contained in Statement B-5, “Financial Information by Segment” are mandatory for public entities listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores). Statement B-5 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates in three reporting segments (See Note 22).

u.	Exchange rate information (unaudited) — In 2004, the average exchange rate between Mexican pesos and U.S. dollars was $11.3091, and the December 31, 2004 period end exchange rate between Mexican pesos and U.S. dollars was $11.1495.

NOTE 4 — CASH AND CASH EQUIVALENTS:

	2004	2003
Cash	$302,364	$311,973
Cash equivalents	532,568	368,655

	$834,932	$680,628

NOTE 5 — ACCOUNTS RECEIVABLE:

	2004	2003
Trade accounts receivable	$1,752,146	$1,843,745
Recoverable taxes	143,214	98,030
Other	79,149	98,201

	1,974,509	2,039,976
Allowance for doubtful accounts	(171,007)	(152,399)

	$1,803,502	$1,887,577

NOTE 6 — INVENTORIES:

	2004	2003
Finished goods	$184,437	$219,267
Production-in-process	8,723	11,251
Raw materials	332,888	344,005
Spare parts and materials	267,565	254,412
Molds and dies	94,704	77,007
Other	26,084	28,005

	914,401	933,947
Allowance for obsolete inventories	(29,848)	(29,815)

	884,553	904,132
Advances to suppliers	74,586	48,124
Merchandise-in-transit	119,115	196,829

	$1,078,254	$1,149,085

NOTE 7 — RESTRICTED CASH:

Represents $165,678 (US$14 million) in 2003, which was provided from the proceeds received from the sale of the warehouse described in Note 16 and the sale of the Company’s equity interest in Productora Nacional de Papel, S. A. de C. V. as described in Note 18. In September 2004, the Company used this amount to prepay a loan from Bancomext, S.N.C. (“Bancomext”).

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT:

	2004	2003
Buildings	$3,535,660	$3,533,391
Industrial machinery and equipment (*)	17,930,767	18,560,616
Transportation, computer, office equipment and furniture	1,269,734	1,253,409

	22,736,161	23,347,416
Accumulated depreciation and amortization	(12,485,831)	(12,295,185)

	10,250,330	11,052,231
Land	800,049	804,246

Construction-in-progress	50,553	49,318

	$11,100,932	$11,905,795

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $397,871, $392,066 and $471,148, respectively.

(*)	For the year ended December 31, 2004, under the provisions of Statement C-15, the Company recognized and impairment charge of $463,689, which was reflected in the consolidated statement of operations as other expenses. The related deferred income tax effect was $139,107 and was credited to income for the year.

The 2004 impairment reserve related to the following:

Industrial machinery and equipment	$18,394,456
Impairment reserve	463,689
Depreciation	10,291,025

Industrial machinery and equipment, net of impairment and depreciation	$7,639,742

During 2003 and 2002, the Company reviewed the recoverable value of its long-lived assets in use, based on future cash flows resulting from production and sale operations during the remaining useful life of the fixed assets evaluated, which is from 20 to 35 years after 2003. The effect of that evaluation resulted in an impairment provision of $636,139 and $1,624,566 in 2003 and 2002, respectively, recorded in the consolidated statement of operations within other expenses. The deferred income tax effect was a credit to income in the amounts of $203,564 and $528,317 in 2003 and 2002, respectively.

As of December 31, 2004 and 2003, the Company had temporarily idle assets with a net carrying amount of $10,972 and $97,814, respectively.

At December 31, the Company’s capitalized lease assets are as follows:

	2004	2003
Industrial machinery and equipment	$354,287	$372,674
Accumulated depreciation	(57,844)	(46,543)

	$296,443	$326,131

As a result of its financial restructuring which was finalized in February 2005, CODUSA and its subsidiaries granted security interests over their principal fixed assets (See Note 10). In addition, various loans are collateralized with the machinery and equipment.

The carrying value of capitalized comprehensive financing costs at December 31, 2004 and 2003 was $53,309 and $72,948, respectively.

NOTE 9 — OTHER ASSETS:

	Intangible asset	Debt
	related to seniority	issuance
2004	premiums	costs	Other	Total
Cost:
Balances as of January 1, 2004	$106,302	$634,007	$174,076	$914,385

Net movement	83,320	(1,446)	31,992	123,866

Balances as of December 31, 2004	189,622	632,561	216,068	1,038,251

Accumulated amortization:
Balances as of January 1, 2004	—	309,799	36,610	346,409

Amortization for the period	—	322,762	29,153	351,915

Balances as of December 31, 2004	—	632,561	65,763	698,324

Net balances as of December 31, 2004	$189,622	$—	$150,305	$339,927

	Intangible asset	Debt
	related to seniority	issuance
2003	premiums	costs	Other	Total
Cost:
Balances as of January 1, 2003	$70,923	$648,663	$178,988	$898,574

Net movement	35,379	(14,656)	(4,912)	15,811

Balances as of December 31, 2003	106,302	634,007	174,076	914,385

Accumulated amortization:
Balances as of January 1, 2003	—	222,337	5,743	228,080

Amortization for the period	—	87,462	30,867	118,329

Balances as of December 31, 2003	—	309,799	36,610	346,409

Net balances as of December 31, 2003	$106,302	$324,208	$137,466	$567,976

In 2003 and 2002, the amortization of debt issuance cost was $87,462 and $130,054, respectively. In 2004, the Company wrote-off debt issuance costs in the amount of $322,762, due to advanced maturity of the related bonds, and to the debt restructuring.

NOTE 10 — FINANCINGS:

a.	Short-term and long-term debt not capitalized to equity as of December 31, is as follows:

	2004	2003
Short-term debt	$42,152	$8,978,136
Current portion of long-term debt	135,994	126,353
Long-term debt	6,951,969	415,833

	$7,130,115	$9,520,322

b.	Financial restructuring

In November 2002, the Company defaulted on payments of principal and interest under its unsecured indebtedness. In December 2002, the Company retained financial advisors to advice it in evaluating debt-restructuring alternatives to implement a long-term solution to the Company’s capital structure and debt service requirements. The Company also began discussions with its bank creditors and certain holders of its debt securities.

On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.

On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act (Ley de Concurso Mercantile, or the LCM with the First Federal District Court in Durango, Mexico, or the Mexican court. On May 20, 2004, the Company’s foreign representative commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for concurso mercantil or other bankruptcy protection.

On May 25, 2004, following the Company’s filing under the Business Reorganization Act (the “concurso proceeding”), the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.

On August 13, 2004, the Company reached an agreement in principle with creditors collectively holding approximately 68% of its unsecured debt regarding the terms of a proposed plan of reorganization and a proposed new plan support agreement.

On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under the LCM. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s concurso proceeding.

On December 23, 2004, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in the Company’s concurso proceeding submitted its plan of reorganization to the holders of recognized claims and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims.

The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt. In addition to the new debt, the plan of reorganization provided that the unsecured financial creditors would receive shares of the Company’s series B common stock, no par value, or Series B Shares, representing an aggregate of approximately 17% of the Company’s capital stock on a fully diluted basis.

On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization.

On January 19, 2005, the U.S. bankruptcy court overseeing the Company’s 304 Proceeding entered an order permanently enjoining its creditors from taking action against the Company in respect of their claims that were restructured in the concurso proceeding, as the well as recognizing and giving effect to the Company’s plan of reorganization and the order from the Mexican court confirming the same.

On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:

•	Bank creditors of the Company with claims against it in the aggregate amount of $1,611,298 (US$136.6 million) received 2,392,957 of the Company’s Series B Shares, representing 2.16% of the Company’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,294,579 (US$116.1 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,689,892 (US$510.3 million) related to the Company’s 12 5/8% Senior Notes due 2003, or 2003 notes, its 13 1/8% Senior Notes due 2006, or 2006 notes, its 13 1/2% Senior Notes due 2008, or 2008 notes, its 13 3/4% Senior Notes due 2009, or 2009 notes, and the note issued under its Euro Commercial Paper Program, or ECP note, received 16,412,961 of the Company’s Series B Shares, representing 14.84% of its issued and outstanding capital stock, and an aggregate principal amount of $4,836,492 (US$433.8 million) of its 2012 notes in respect to these claims. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

c.	Total short-term and long-term debt by composition as of December 31, after reclassifications described in Note 2a, is as follows:

	2004	2003
Restructured debt
Senior Notes (1)	$4,789,107	$5,973,279
Bank loans (2)	1,247,336	1,555,751
Letters of credit (2)	47,243	78,470
Euro Commercial Paper (1)	47,385	59,102

	$6,131,071	$7,666,602

Non-restructured debt
Notes payable	—	568,538
Financial lease agreements (3)	118,664	204,813
Other long-term debt (4)	880,380	1,080,369

	$999,044	$1,853,720

Total debt not capitalized to equity	$7,130,115	$9,520,322

Debt to be capitalized to equity (5)
15% of principal to be capitalized (15%)	$1,081,949	—
Interest to be capitalized	$2,077,021	—

	$3,158,970	—

Total debt	$10,289,085	$9,520,322

(1)	Senior Notes and Euro Commercial Paper

Senior Notes consist of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:

     2003 Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $203,255 (US$18.2 million) aggregate principal amount of its 2003 notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 notes was $260,554 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 notes was converted into an aggregate principal amount of US$15.5 million of the 2012 notes and 563,348 of the Series B Shares.

     2006 Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,364,284 (US$301.7 million) aggregate principal amount of its 2006 notes. The Company did not make interest payments on its 2006 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 notes was $4,371,505 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 notes was converted into an aggregate principal amount of US$256.5 million of its 2012 notes and 9,559,019 of its Series B Shares.

     2008 Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $115,542 (US$10.4 million) aggregate principal amount of the 2008 notes. The Company did not make interest payments on its 2008 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 notes was $151,218 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 notes was converted into an aggregate principal amount of US$8.8 million of its 2012 notes and 334,333 of its Series B Shares.

     2009 Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $1,951,163 (US$175 million) aggregate principal amount of its 2009 notes. The Company did not make interest payments on the 2009 notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 notes was $2,631,773 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 notes was converted into an aggregate principal amount of US$148.8 million of its 2012 notes and 5,899,859 of its Series B Shares.

     Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $55,748 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these notes was converted into an aggregate principal amount of US$4.3 million of the 2012 notes and 56,402 of the Series B Shares.

     The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Notes due 2012 with an aggregate principal amount of $4,836,492 (US$433.8 million), which bear quarterly interest at the rates of 7.50% in 2005, 8.50% in 2006 and 2007 and 9.50% in subsequent years.

     (2) Bank loans and letters of credit

     Banamex Loan. The Company borrowed an aggregate principal amount of $1,048,053 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $839,955 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $201,757 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

     Banamex Note. The Company borrowed an aggregate principal amount of $81,391 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $56,862 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $16,534 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.

     California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $297,469 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $130,226 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $167,243 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $269,595 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $36,321 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.

     JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $557,475 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $111,495 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $6,843 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.

     Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $245,289 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $189,541 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $20,848 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.

     First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $29,164 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $29,164 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,774 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

     Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $34,563 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed

Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $26,419 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,261 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

(3) Financial leasing

     Arrendadora Bank of America, N.A. Leases. The Company has entered into financial lease agreements with Arrendadora Bank of America, N.A. for the acquisition of certain machinery. The Company issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $192,886 (US$17.3 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. The Company have sub-leased the machinery to certain of the Company’s subsidiaries. As of December 31, 2004, the aggregate principal amount outstanding under these promissory notes was $42,152 (US$3.8 million).

     GE Capital Leasing Leases. The Company’s subsidiary, Empaques de Cartón Titán, S. A. de C. V. (“Titán”), has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $111,495 (US$10 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under these promissory notes was $76,512 (US$6.9 million).

(4) Other long-term debt

Bancomext Loans. The Company’s subsidiary, Grupo Pipsamex, S. A. de C. V. (“Grupo Pipsamex”), borrowed an aggregate principal amount of $891,960 (US$80 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$28.0 million of the proceeds of the sale of its subsidiary, Productora Nacional de Papel, S. A. de C. V. (“Pronal”), and Grupo Pipsamex’s warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan is secured by a first priority security interest in substantially all of the assets of Grupo Pipsamex and certain of its subsidiaries and is guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was $627,473 (US$56.3 million).

The Company’s subsidiary, Fábrica Mexicana de Papel, S.A. de C.V., borrowed an aggregate principal amount of $171,702 (US$15.4 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$12.0 million of the proceeds of the sale of its subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.153%, payable quarterly. This loan is secured by a second priority security interest in substantially all of the assets of Fábrica Mexicana de Papel, S.A. de C.V. and certain other subsidiaries of Grupo Pipsamex and is guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was $95,554 (US$8.6 million).

     Bank of Albuquerque Loan. The Company’s subsidiary, Durango McKinley Paper Company, borrowed an aggregate principal amount of $267,588 (US$24.0 million) from the Bank of Albuquerque under a loan agreement. In addition, the Bank of Albuquerque has issued letter of credits in an aggregate amount of $117,070 (US$10.5 million) under this loan agreement. This loan agreement was used to refinance a credit facility that the Company’s former subsidiary, Durango Paper Company, had with the Bank of America, N.A. The principal on the term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque loan agreement are secured by the accounts, inventory and equipment of Durango McKinleyPaper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was $156,093 (US$14.0 million).

     Commerzbank Loan. The Company’s subsidiary, Ponderosa Industrial de México, S. A. de C. V. (“Ponderosa”), borrowed an aggregate principal amount of $161,530 (€10.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H. or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2004, the aggregate principal amount outstanding under this loan was $116,915 (€7.9 million).

     NAFIN Loan. The Company’s subsidiary, Compañía Papelera de Atenquique, S. A. de C. V. (“Atenquique”), borrowed an aggregate principal amount of $8,920 (US$0.8 million) from Nacional Financiera, S.N.C., or NAFIN, under a loan agreement. This loan is payable in 96 quarterly installments beginning in August 1981 and bears interest at a rate of LIBOR+ 0.8125%.

This loan is secured by a first priority security interest in certain equipment and fixtures of Atenquique. As of December 31, 2004, the aggregate principal amount outstanding under this loan agreement was $1,260 (US$0.1 million). On May 13, 2005, the Company prepaid the balance of this loan without penalty.

(5) The reduction in the carrying value of debt the amounting to $1,081,949 (15% of principal amount capitalized) plus accrued interest capitalized of $2,077,021 which combined totaled $3,158,970; will be exchanged for an aggregate of 17% of the Company’s capital stock.

In connection with the restructuring process, the Company incurred legal, consulting, financial advisory, and other expenses amounting to $144,624 in 2004 ($287,048 in 2003), which were recorded within other expenses.

d.	As of December 31, 2004, long-term debt maturities are as follows:

Year ended December 31,
2006	$246,447
2007	284,003
2008	273,411
2009	239,188
2010	233,425
2011 and thereafter	5,675,495

$6,951,969

e.	At December 31, 2004, the minimum rental commitments under capital leases are as follows:

Total minimum lease obligations	$120,863
Unearned interest	(2,199)

Present value of lease obligations	118,664
Current portion of lease obligations	62,039

Long-term portion of lease obligations	$56,625

Capital lease obligations, which include a purchase option at the end of the lease term, are payable as follows:

Year ended December 31,
2005	$62,039
2006	17,687
2007	17,687
2008	17,687
2009	3,564

$118,664

NOTE 11 — FINANCIAL INSTRUMENTS:

a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate.

The long term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2004, the fair value of the Company’s long-term debt was determined on the basis of CODUSA’s agreement of “Concurso Mercantil” which was then being negotiated and formalized with CODUSA’s unsecured creditors.

b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers to whom sales exceeded 10% of consolidated net sales for any of the periods presented.

NOTE 12 – PENSION PLANS AND SENIORITY PREMIUMS AND POSTRETIREMENT OBLIGATIONS:

Pension Plans and Seniority Premiums

México — The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The pension plans and seniority premiums are unfunded.

The present values of these obligations at December 31, are as follows:

	2004	2003
Accumulated benefit obligation	$204,458	$209,819

Projected benefit obligation	$231,513	$188,354
Unrecognized items:
Variances for assumptions and adjustments based on experience	5,846	11,176
Transition amount	(124,773)	(96,013)

Net projected liability	112,586	103,517
Additional minimum liability	91,872	106,302

	$204,458	$209,819

Intangible asset	$91,872	$106,302

The real rates (net of inflation) used in the actuarial calculations for the years ended December 31, were as follows:

	2004	2003	2002
Discount rate	5%	5%	5%
Salary increases	2%	2%	2%

The amortization periods for the unamortized items are as follows:

	Remaining Years
	2004	2003
Transition asset	17	18
Variances in assumptions and adjustments based on experience	17	18

In connection with the reorganization of the Company’s operations, certain administrative and operating personnel were terminated during 2003 and as a result, payments incurred totaling $62,338, were recognized and included within other expenses.

United States of America - The subsidiaries in the United States of America have established the following defined contribution plans: a 401(k) retirement savings plan, health insurance plan, disability plan, and life insurance plan, among others. For the years ended December 31, 2004 and 2003, total expenses related to these plans were $28,311 and $35,341, respectively.

As of December 31, 2004 and 2003, the Company did not have any defined benefits plans; therefore, during 2003 the additional liability related to seniority premiums, which was presented separately at stockholders’ equity, was transferred to retained earnings in the amount of $154,051.

Postretirement obligations

Since 2004, the Company started granting to its employees, postretirement benefits. Therefore, the Company recognizes since 2004, those labor liabilities for postretirement obligations.

The present value of these obligations at December 31, 2004 is as follows:

Accumulated postretirement benefit obligation	$101,074

Postretirement other benefit obligation	$100,672
Unrecognized prior service cost to be amortized in 17 years	(102,832)

Net projected liability	(2,160)
Additional minimum liability	103,234

$101,074

Intangible asset	$97,750

Other comprehensive income	$5,473

Total labor obligations presented in balance sheet are as follows:

	2004	2003
Seniority premiums and pensions	$204,458	$209,819

Postretirement obligations	101,074	—

	$305,532	$209,819

Total intangible asset — labor obligations are as follow:

	2004	2003
Seniority premiums and pensions	$91,872	$106,302

Postretirement obligations	97,750	—

	$189,622	$106,302

Net period cost for the years ended December 31, is as follows:

	2004	2003
Service cost	$7,172	$5,768
Amortization of transition asset, variances for assumptions and adjustments based on experience	16,515	8,854
Financial cost	14,250	9,392

	$37,937	$24,014

NOTE 13 — STOCKHOLDERS’ EQUITY:

a.	Common shares at par value as of December 31 are comprised as follows:

	2004
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,761	$1,832,187	$2,531,948

Variable capital:
Series A	45,222,022	678,873	1,777,639	2,456,512

Total shares	91,835,193	$1,378,634	$3,609,826	$4,988,460

	2003
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,610,100	$699,714	$1,832,187	$2,531,901

Variable capital:
Series A	45,222,022	678,873	1,777,639	2,456,512

Total shares	91,832,122	$1,378,587	$3,609,826	$4,988,413

Common stock consists of common nominative Series A shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On June 30, 2003, Board of Directors approved the conversion of 2,240,000 treasury shares; consequently, variable capital was reduced by $121,679 ($33,627 at par value). On April 30, 2004, Board of Directors cancelled the conversion of the 2,240,000 treasury shares and increased the fixed share capital by $282,360 and authorized the issuance of 18,808,989 treasury shares.

c.	On May 17, 2004, Board of Directors approved the contribution of $47 to its fixed share capital and the sale of 3,071 treasury shares.

d.	As of December 31, 2004, the Company had unsubscribed fixed share capital of $282,313 represented by 18,805,918 treasury shares.

e.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2003, the legal reserve, in historical nominal pesos, was $251,267.

f.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2004, the rate was 33% (34% in 2003) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution, may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

g.	The balances of the tax account related to stockholders’ equity as of December 31, are as follows:

	2004	2003
Contributed capital account	$3,369,435	$3,369,435
Consolidated after tax profits account	1,893,841	1,893,841
Consolidated reinvested after tax profits account	917,014	917,014

	$6,180,290	$6,180,290

NOTE 14 — FOREIGN CURRENCY TRANSACTIONS AND BALANCES:

a.	At December 31, the foreign currency monetary position is as follows:

	2004	2003
Thousands of US dollars:
Monetary assets	55,092	39,219
Monetary liabilities	(960,713)	(929,657)

Monetary (liability) position, net	(905,621)	(890,438)

Equivalent in Mexican pesos	($10,097,221)	($10,006,030)

Thousands of Euros:
Monetary (liability) position, net	(10,251)	(10,346)

Equivalent in Mexican pesos	($155,439)	($146,282)

b.	Non-monetary assets of foreign origin at December 31, 2004 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	US dollar	19,556	$218,043
Industrial machinery and equipment:
United States of America	US dollar	536,820	5,985,273
Brazil	Real	183,446	770,068
Japan	Yen	4,564,261	497,048
Germany	Euro	32,122	487,071
Canada	Canadian dollar	12,343	114,728
Other		55,719	642,322

c.	The condensed financial information of the principal foreign countries, as of December 31 before intercompany eliminations, is as follows:

	(In thousands of
	US dollars)
	2004	2003	2002
United States of America
Net sales	212,347	146,646	291,700
Income from operations	3,352	4,471	(17,570)
Net (loss)	(1,867)	(54,559)	(96,610)

Current assets	206,049	30,216	45,203
Total assets	278,272	115,022	132,544
Current liabilities	71,118	18,960	33,522
Total liabilities	92,265	48,204	65,183

d.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	US dollars)
	2004	2003	2002
Export sales	205,617	166,230	302,174
Interest expense	(90,306)	(96,455)	(81,441)
Interest income	68	31	613
Import purchases	(238,801)	(167,303)	(337,821)
Acquisition of machinery and equipment	(555)	(35,486)	(20,978)

e.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31
			April 14,
	2004	2003	2005
US dollar	$11.1495	$11.2372	$11.0615
Euros	15.1633	14.1390	14.0708

NOTE 15 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties, for the years ended December 31, carried out in the ordinary course of business, were as follows:

	2004	2003	2002
Interest income	$13,509	$26,378	$22,042
Sale of paper	4,895	12,761	—
Sale of industrial machinery and equipment and other equipment	—	17,034	—
Freight expenses	—	44,517	—
Air transportation services	35,053	—	5,592
Other (expenses) income	(979)	3,359	—

b.	Accounts receivable from related parties as of December 31, are as follows:

	2004	2003
Short-term receivable -
Administradora Corporativa y Mercantil, S.A. de C.V. (1 and 4)	$196,391	$184,416
Durango Georgia Receivables Company (2 and 4)	204,966	204,966
Durango Paper Company (2 and 4)	61,609	61,609
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V.(3)	1,095	14,718
Other	—	306

	464,061	466,015
Allowance for doubtful accounts	(450,991)	(450,991)

	$13,070	$15,024

(1)	Administradora Corporativa y Mercantil, S.A. de C.V (“ACM”) — From time to time, ACM, a company owned and controlled by the Rincón family, the majority Company’s shareholders, borrows funds from the Company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was $12.0 million at December 31, 2004. These loans bear interest at a rate of 5% per annum and mature on May 17, 2006. In 2004, the Company accrued interest income in an aggregate amount of $9.4 million on these loans.

(2)	Durango Paper Company — On October 7, 2002, the Company sold its subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V., or Operadora Omega, whose capital stock was owned by members of the Rincón family. The sale was made for an aggregate amount of US$100 thousand.

Prior to this sale, the Company had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement, the J.P. Morgan letters of credit, which in the aggregate, totaled a principal amount of US$25.2 million ($281.0 million). In 2003, these creditors called these guarantees. As a result, the Company recorded $275.8 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.

(3)	Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. — The Company obtains flight services from Líneas Aéreas, a company owned and controlled by the Rincón family. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. For the year ended December 31, 2004, the Company purchased services from Líneas Aéreas for an aggregate amount of $35.1 million.

In 2003, Líneas Aéreas borrowed $14.7 million from the Company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006. As of December 31, 2004, the outstanding balance of this loan was $1.1 million. In 2004, Líneas Aéreas paid the Company interest.in.an.aggregate.amount of$$4.1 million.

(4)	During 2003, the Company recorded an allowance for doubtful accounts in connection with the account receivable from ACM, Durango Georgia Receivables Company and Durango Paper Company. Since the Company’s controlling shareholders own ACM, the $184,416 charge was recorded in retained earnings.

Transactions with Directors and their Affiliates — The Company sells newsprint to El Universal, a daily newspaper. Juan Francisco Ealy Ortiz, one of the Company’s directors, is an executive officer of El Universal. During the year ended December 31, 2004, the Company’s net sales to El Universal were approximately $144.1 million (US$13.0 million).

NOTE 16 — OTHER EXPENSES, net:

	2004	2003	2002
Loss on sale of property, plant and equipment (1)	($22,108)	($210,027)	($31,073)
Severance payments due to reorganization	—	(62,338)	—
Debt restructuring expenses	(144,624)	(287,048)	—
Write off of debt issuance costs	(322,762)	—	—
Reserve for fixed assets value	—	(636,139)	(1,624,566)
Impairment of long-lived assets	(463,689)	—	—
Loss from operations of DPC (3)	—	(331,444)	(1,587,373)
Gain on repurchase of debt (2)	620,779	—	—
Other expenses, net	(71,767)	(61,273)	(19,861)

	($404,171)	($1,588,269)	($3,262,873)

(1)	On November 25, 2003, the Company sold property for $135,900 (US$11.5 million). As part of the sale, the Company reserved the right to use approximately a third of the property for a period of five years at no cost. This sale resulted in a loss of $203,954.

(2)	On August 5, 2004, HG Estate LLC and St. Mary’s Railroad Corporation sold certain notes in an aggregate principal amount of US$48.1 million ($536.3 million) issued by Durango Paper Company in favor of HG Estate LLC and St. Mary’s Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V., for US$7.5 million ($ 86 million) which the parties agreed was the fair market value of these notes. The Company recorded a gain of $620,779 as a result of the purchase of these notes.

(3)	In 2003, this amount includes $275,792 of expenditures for certain guarantees granted by the Company on a bank loan and some letters of credit issued by DPC, which were called by the creditors (see Note 1.b).

NOTE 17 — INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEES’ STATUTORY PROFIT SHARING (ESPS):

In accordance with Mexican tax laws, the Company is subject to income tax (“IT”) and asset tax (“AT”). The difference between taxable income for income tax and pre-tax income for accounting purposes is due principally to the differences in inflation accounting for book and income tax purposes, foreign currency translation effects, differences between book and tax depreciation and amortizations, non deductible or taxable items and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

As a result of the amendments to the Income Tax (IT) Law in effect as of November 13, 2004, the IT rate will be gradually reduced to 30%, 29% and 28% in 2005, 2006 and 2007, respectively. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes with a resulting decrease in the income tax liability of $22,569 thus reducting net loss by the same amount.

AT is calculated by applying the 1.8% rate to the net average of the majority of inflation restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is carried forward and applied against the excess of IT over AT over the following ten years.

The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in the proportion that the Company owns the voting stock of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion and the tax results of the holding company are also consolidated at 60%. Estimated IT and AT payments of both CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.

a.	IT (provision) benefit consists of the following:

	2004	2003	2002
	as restated
Current	($22,038)	($161,336)	($191,734)
Deferred	514,481	76,103	828,014
Benefit from tax consolidation	8,646	85,917	70,878

	$501,089	$684	$707,158

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT and ESPS for the years ended December 31, 2004, 2003 and 2002 is:

	2004	2003	2002
	as restated
Statutory IT rate	33%	34%	35%

Plus (less) the effect of:
Non-deductible expenses	(5.43%)	(1.30%)	(0.24%)
Other	10.23%	(14.59%)	(0.75%)
Effects of inflation	7.05%	0.93%	(0.61%)
Effect of the rate reduction on deferred IT	16.59%	0.49%	4.70%
Change in valuation allowance of recoverable deferred IT asset and AT	33.01%	(19.51%)	(22.40%)

Effective IT rate	94.45%	0.02%	15.70%

c.	At December 31, 2004 and 2003 the main components of the net deferred IT liability balance are:

	2004	2003 (1)
	as restated
Deferred IT liability (asset):
Property, plant and equipment	$2,543,315	$3,035,370
Inventories	34,678	(50,360)
Allowance for doubtful accounts	(63,486)	(48,896)
Accrued expenses	(91,660)	(65,292)
Other assets	43,086	41,656
Other, net	(44,373)	(9,038)

Deferred IT from temporary differences	2,421,560	2,903,440

Tax loss carryforwards	(1,258,738)	(1,694,754)
Recoverable AT carryforwards	(329,647)	(332,767)

	833,175	875,919
Valuation allowance	608,617	1,139,390

Net long-term deferred IT liability	$1,441,792	$2,015,309

(1)	Certain reclassifications amongst line items have been made which did not impact the total net deferred income tax liability.

d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards the Company established a valuation allowance for those amounts it does not expect to recover.

e.	At December 31, 2004 and 2003, the Company has taxable temporary differences related to deferred ESPS, mainly inventories and property, plant and equipment, for which the deferred ESPS liabilities were not recognized since the Company believes that they will not materialize due to the continuity of its operations (i.e will be replaced in the future with similar temporary differences).

f.	Consolidated unamortized tax loss carryforwards and AT recoverable of Mexican companies of the group for which the deferred IT asset and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. Inflation restated amount. December 31, 2004 and their respective expiration dates are as follows:

Year of	Tax loss	Recoverable
Expiration	carryforwards	AT
2005	$232,854	$13,753
2006	158,143	27,638
2007	104,953	27,446
2008	154,965	26,621
2009	101,779	20,795
2010	118,070	25,094
2011	130,625	23,363
2012	1,524,155	60,513
2013	1,459,847	56,420
2014	423,966	5,568

	$4,409,357	$287,211

g.	For the years ended December 31, 2004, 2003 and 2002, the change in gain (loss) from holding non monetary assets includes the effect of the deferred income tax of ($78,757), $211,095 and $345,767, respectively.

NOTE 18 — DISCONTINUED OPERATIONS:

As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been presented as discontinued operations for the years ended on December 31, 2004, 2003 and 2002. Discontinued operations are as follows:

a.	On February 27, 2003, the Company sold the assets of its molded pulp division for approximately $629,800 (US$53.7 million), resulting in a gain of $352,354, which is included in the net loss of discontinued operations in the accompanying statements of operations for the year ended December 31, 2003. Additionally, according to the purchase agreement, the

Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.

b.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S.A. de C. V. for $342,800 (US$28.0 million), which gave rise to a $470,689 loss; this amount is included in the net loss of discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2003.

c.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer. Based on the negotiations with the potential buyer, the Company reduced the book value of the net assets to be sold by $369,523, which is included in the net loss of discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2003. However the letter of intent expired on October 25, 2004 with no agreement. In 2004, the Company’s Board of Directors decided to continue negotiations with interested potential buyers of this plant.

The balances for the years ended December 31, 2004 and 2003 and operations as of December 31, 2004, 2003 and 2002 are as follows:

	2004	2003
Cash and cash equivalents	$7,329	$3,453
Trade accounts receivable — Net	62,770	59,774
Inventories — Net	33,595	25,030
Prepaid expenses	799	302

Total current assets	104,493	88,559

Property, plant and equipment — Net	249,286	265,959
Other assets — Net	10	10

Total long-term assets	249,296	265,969

Total assets	$353,789	$354,528

Current portion of long-term debt	$21,326	$31,689
Trade accounts payable	31,644	41,237
Accrued expenses and taxes	73,942	16,145

Total current liabilities	126,912	89,071

Long-term debt	95,968	117,012
Deferred income taxes	48,249	82,361
Pension plans and seniority premiums	1,124	747

Total long-term liabilities	145,341	200,120

Total liabilities	$272,253	$289,191

Net assets of discontinued operations	$81,536	$65,337

d.	The statements of operations reflect the effects of discontinued operations, which are comprised as follows:

	2004	2003	2002
Net sales	$335,089	$728,674	$891,023
Cost of sales	280,641	739,647	644,534

Gross profit (loss)	54,448	(10,973)	246,489
Operating expenses — Net	30,781	43,975	75,975

Income (loss) from operations	23,667	(54,948)	170,514

Net comprehensive financing income (cost)	44,116	(142,303)	(167,562)
Other income (expenses) — Net	308	(26,421)	91,301
Impairment of long-lived assets	—	(369,523)	(106,201)

Income (loss) from discontinued operations	68,091	(593,195)	(11,948)

Revenue from sales of discontinued operations	—	972,608	—
Cost of sales of assets of discontinued operations	—	1,090,943	—

Loss on sales of discontinued operations	—	(118,335)	—

IT and ESPS	34,044	133,790	(96,254)

Net income (loss) from discontinued operations	$102,135	$(577,740)	$(108,202)

Depreciation and amortization	$15,227	$39,630	$46,305

NOTE 19 — COMMITMENTS:

a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. Rental expenses totaled $49,963, $53,168 and $62,818 for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, estimated future minimum lease payments were as follows:

Year ended December 31
2005	$26,789
2006	19,947
2007	18,947
2008	16,947
2009 and thereafter	52,108

$134,738

b.	McKinley Paper Company leases certain equipment under non-cancelable operating leases. Rental expenses under these leases were $3,707 and $4,737 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, there are no significant future minimum lease payments.

NOTE 20 — CONTINGENCIES:

a.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V., as described in Note 18, the Mexican National Water Commission billed the Company $165,296 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor.

b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican National Water Commission billed the Company $1,932 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the acceptance of this appeal.

c.	As a result of operations with related foreign entities, tax differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.

d.	The Company has filed a request for an injunction against the Mexican tax authorities claiming the unconstitutionality of certain changes in the federal tax law as approved in the tax amendments which went into effect on November 13, 2004, specifically, regarding the new requirement to deduct cost of sales rather than purchases as had been allowed previously. Although the Company’s management and its legal advisors believe favorable rulings would be issued to the Company, the related impact has not been quantified.

e.	The Company would be obligated to pay severance payments to its employees in case of dismissal under certain circumstances under the Ley Federal del Trabajo (Federal Labor Law). As of December 31, 2004, there are no obligations for such severance payments.

f.	The Company’s Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General del Equilibrio Ecológico y de Protección al Ambiente) and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

In 1988, the Company agreed with Mexican environmental regulatory authorities on a compliance plan that the Company proceeded to implement. The Company’s paper mills are in compliance with general standards promulgated by the Mexican regulatory authorities. In 1995, the Company purchased approximately 26% of Planta Ecológica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environmental and Natural Resources. The Company has frequently been recognized for its environmental record and its role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find the Company’s environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcements of existing laws to increase, or new environmental laws to be enacted, the Company could incur material compliance costs.

The Company’s U.S. operations are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, and primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environment Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, or CERCLA, and Resources Conservation and Recovery Act, or RCRA, has required the Company to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

The Company is committed to protecting the health and welfare of the Company’s employees, the public, and the environment and the Company strive to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, the Company intends to use modern technology for air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

g.	The Company has initiated an injunction against the Mexican tax authorities regarding the methodology used to determine its employee statutory profit sharing. Management does not believe that any liabilities relating to this injunction are likely to have a material adverse effect on the Company ´s consolidated financial condition or results of operations.

NOTE 21 — SUBSEQUENT EVENTS:

a.	As discussed in Note 10c, on February 8, 2005, the Federal District Court of Durango, Mexico, approved a financial restructuring plan through “Concurso Mercantil” process proposed by the Company and supported by a majority of its unsecured creditors. Therefore, at December 31, 2004, the Company classified the maturities of its unsecured bank debt and debenture liability as short-term and long-term in accordance with the terms of the restructuring agreement.

On February 23, 2005, the financial restructuring agreements were concluded and executed by the Company and its unsecured creditors.

Additionally, the restructuring agreements established the payment of 15% of the restructured debt through the issuance of 18,805,918 common nominative Series B shares without par value of CODUSA, which were issued on February 28, 2005 and resulted in an increase in common stock of $3,158,970 (US$283.3 million). For disclosure purposes, set forth below are the consolidated condensed balance sheet showing the proforma effect of this capitalization in the respective captions:

		(Unaudited)
	Actual	Pro forma
	2004	2004
Current assets	$3,840,978	$3,840,978
Fixed assets	11,100,932	11,100,932
Other assets	589,223	589,223

Total assets	$15,531,133	$15,531,133

Short-term liabilities	$1,796,449	$1,796,449
Long-term liabilities	12,092,546	8,933,576
Stockholders’ equity	1,642,138	4,801,108

Total liabilities and stockholders’ equity	$15,531,133	$15,531,133

b.	On April 11, 2005, the Company entered into agreement to acquire all of the capital stock of Empaques del Norte, S.A. de C.V. for $64,667 (US$5.8 million). The purchase price will be made in five installments between April 2005 and May 2006. Payment of the first four installments has been made. Under the purchase agreement, the seller retains title to these shares until all installment payments have been made. Empaques del Norte, S.A. de C.V. owns a corrugated container plant with an annual production capacity of 25,000 short tons.

c.	On April 18, 2005 (Unaudited), the Company purchased substantially all of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V., or Líneas Aéreas, for $100 from certain members of the Rincón family and some of their children. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties.

d.	“Sale of Ponderosa (Unaudited) — On July 15, 2005, our subsidiaries, Ponderosa Industrial de México, S.A. de C.V. and Compañía Forestal de Durango, S.A. de C.V., sold the assets of our Chihuahua particleboard plant for US$30 million. As a result of this sale, the capacity of our other segment was reduced by 200 thousand short tons, we ceased producing particleboard and we no longer have any discontinued operations.”

NOTE 22 — SEGMENT INFORMATION:

The Company has disclosed its operating segments based on its components for which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for segment reporting is based on internal reports used by management.

The following summarizes the aggregation of the Company’s operating segments into reportable segments:

Paper – This segment includes the production and sale of containerboard (linerboard and corrugating medium), newsprint, uncoated free sheet, kraft paper and coated bleached board. This segment includes the operating results of the Grupo Durango division and the Grupo Pipsamex division in Mexico and Durango Paper Company and Durango McKinley Paper Company’s paper operations in the United States. The Company sold Durango Paper Company in October 2002 and no longer produces kraft paper and coated bleached board.

Packaging – This segment includes the production and sale of corrugated containers, multi-wall sacks and bags and paper tubes. This segment includes the operating results of the packaging division in Mexico and the U.S. The Company sold its paper tube manufacturing operation to Tubos y Especialidades de México, S.A. de C.V., a related party, in April 2003 for $2.1 million. As a result, the Company no longer produces paper tubes.

Other – This segment includes the production and sale of plywood and particleboard.

a. Information by operating segments of continuing operations:

	2004
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,488,253	$4,257,187	$106,975	$7,852,415	$—	$7,852,415
Intersegment sales	3,936,342	296,093	104	4,232,539	(4,232,539)	—

Total sales	7,424,595	4,553,280	107,079	12,084,954	(4,232,539)	7,852,415

Depreciation and amortization	285,761	133,768	7,495	427,024	—	427,024

Income from operations	55,484	386,031	1,162	442,677	—	442,677

Total assets	21,130,978	30,766,829	1,205,576	53,103,383	(37,926,039)	15,177,344

Capital expenditures	117,297	64,682	25,300	207,279	—	207,279

Impairment	463,689	—	—	463,689	—	463,689

Interest income	620,854	1,869,686	1,200	2,491,740	(2,451,539)	40,201
Interest expense	(923,240)	(2,608,343)	(4,177)	(3,535,760)	2,414,151	(1,121,669)

Income tax	$1,055,052	($695,002)	$126,321	$486,371	$—	$486,371

	2003
			Other	Total			Total
	Paper	Packaging	segments	segments	Eliminations		consolidated
Sales to external customers	$2,929,828	$4,134,918	$85,801	$7,150,547	$		$7,150,547
Intersegment sales	2,605,530	140,254	16,955	2,762,739		(2,762,739)

Total sales	5,535,358	4,275,172	102,756	9,913,286		(2,762,739)	7,150,547

Depreciation and amortization	278,470	125,354	11,594	415,418		—	415,418

Income (loss) from operations	(116,492)	452,637	(15,259)	320,886		—	320,886

Total assets	19,399,699	27,196,052	1,008,726	47,604,477		(31,209,174)	16,395,303

Capital expenditures	78,723	32,519	563	111,805		—	111,805

Impairment	—	—	—	—		—	—

Interest income	427,603	1,452,720	8,491	1,888,814		(1,844,684)	44,130
Interest expense	(702,101)	(2,355,965)	(562)	(3,058,628)		1,811,272	(1,247,356)

Income tax	$(375,180)	$323,948	$51,916	$684		—	$684

	2002
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$4,235,382	$4,141,442	$98,533	$8,475,357	$—	$8,475,357
Intersegment sales	2,879,371	98,362	47,932	3,025,665	(3,025,665)

Total sales	7,114,753	4,239,804	146,465	11,501,022	(3,025,665)	8,475,357

Depreciation and amortization	348,397	118,960	10,620	477,977	—	477,977

Income (loss) from operations	8,911	520,082	(955)	528,038	—	528,038

Total assets	17,804,205	21,106,832	1,138,466	40,049,503	(23,277,859)	16,771,644

Capital expenditures	224,495	154,948	99,649	479,092	—	479,092

Impairment	—	—	—	—	—	—

Interest income	86,598	965,922	21,458	1,073,978	(1,032,055)	41,923

Interest expense	(392,461)	(1,735,965)	(905)	(2,129,331)	943,505	(1,185,826)

Income tax	$(13,816)	$603,215	$117,759	707,158	—	$707,158

b.	General information of continuing operations by product:

Net revenues	2004	2003	2002
Packaging	$3,921,159	$3,822,587	$3,734,900
-Corrugated container	336,028	309,283	399,063
-Paper sacks	—	3,048	7,479

	2004	2003	2002
Paper-
-Containerboard	1,573,381	1,250,687	1,160,178
-Newsprint	924,639	710,546	730,401
-Uncoated free sheet	990,233	968,595	931,653
- Kraft paper	—	—	418,260
- Coated bleached board	—	—	994,890
Other segments	106,975	85,801	98,533

Consolidated total	$7,852,415	$7,150,547	$8,475,357

c.	General segment information of continuing operations by geographical area:

	2004
		Total	Capital
	Net sales	assets	expenditures
Mexico	$9,693,685	$51,824,523	$206,695
United States of America	2,391,269	1,278,860	584
Intersegment eliminations	(4,232,539)	(37,926,039)	—

Consolidated total	$7,852,415	$15,177,344	$207,279

	2003
		Total	Capital
	Net sales	assets	expenditures
Mexico	$7,812,029	$44,414,574	$94,918
United States of America	2,101,257	3,189,903	16,887
Intersegment eliminations	(2,762,739)	(31,209,174)	—

Consolidated total	$7,150,547	$16,395,303	$111,805

	2002
		Total	Capital
	Net sales	assets	expenditures
Mexico	$8,068,391	$36,051,246	$317,173
United States of America	3,432,631	3,998,257	161,919

	2002
		Total	Capital
	Net sales	assets	expenditures
Intersegment eliminations	(3,025,665)	(23,277,859)	—

Consolidated total	$8,475,357	$16,771,644	$479,092

d.	Additional revenue analysis:

Annual revenues from the following client groups to which the Company sells are:

	2004	2003	2002
Packaging -
Food and beverage	$2,980,744	$2,843,145	$3,595,752
Agribusiness	458,776	521,546	502,096
Agriculture	305,851	256,938	262,289
Maquila sector	235,270	279,947	281,024

Paper sacks -
Cement	208,673	159,614	249,882
Lime and plaster	67,878	55,062	53,883

Paper -
Editorial	1,596,076	1,609,407	1,692,507
Scholastic	479,779	239,833	188,290

Forest -
Furniture manufacturers	106,975	85,801	98,533
Other	1,412,393	1,099,254	1,551,101

Total	$7,852,415	$7,150,547	$8,475,357

NOTE 23 — NEW ACCOUNTING PRINCIPLES:

Effective January 1, 2005, the dispositions contained in following Statements issued by the MIPA went into effect:

Statement B-7, “Business Acquisitions”, establishes, among other things, that the purchase method of accounting is the only acceptable method to account for business acquisitions. In addition, it modifies the accounting treatment of the goodwill, ceasing its amortization but subject to annual impairment tests. Statement B-7 also provides specific guidance for the acquisition of the minority interest and transfer of assets or stock amongst entities under common control.

Amendments to the Statement C-2, “Financial Instruments”, which requires that the fair value adjustments for available for sale financial instruments be recognized in equity.

Statement C-10, “Derivative Financial Instruments and Hedging Operations”, provides guidance for recording, valuing and disclosures applicable to all derivative financial instruments. In addition, it will require that the hedge effectiveness of cash flow hedges and of net investment in foreign subsidiaries be assessed and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income (loss).

New dispositions of Statement D-3, “Labor Obligations”, which establish rules for the estimating and recording the liabilities related to severance payments due to employees upon dismissal. The Company estimated a severance liability as of January 1, 2005 of $4,109 related to this concept.

The Company estimates that the adoption of these new standards will not have a significant impact on its results of operations or financial position.

NOTE 24 - RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10. The application of this Statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

Restatement of US GAAP deferred income tax amounts:

During 2004, the Company changed the amount previously reported in the U.S. GAAP reconciliation for the accounting for deferred income taxes as follows:

(i)	The valuation allowance for deferred income tax assets — Previously, in establishing a valuation allowance, the Company fully reserved the total balance of the deferred income tax assets related to tax loss carryforwards without taking into consideration the reversal of existing taxable temporary differences during the tax loss carryforward periods. The Company has concluded that the evaluation of recoverability of the deferred income tax assets originated by tax loss carryforwards should be evaluated on an individual company basis taking into consideration the reversal of taxable temporary differences for both Mexican and U.S. GAAP. Tax planning strategies were considered where prudent and feasible. Given the economic situation of the Company, other potential sources of future taxable income were not considered.

(ii)	Other items — Previously, the tax basis used in the calculation of certain temporary differences, principally related to fixed assets, inventories and tax loss carryforwards were price-level adjusted using incorrect rates. Also, in certain cases, the tax rates used in the measurement of deferred taxes were incorrect. Finally, there were certain individually insignificant items that were identified during the process of reevaluating the deferred tax of years which we corrected as part of the restatement.

The effect of the adjustments on previously reported US GAAP consolidated net income (loss) and stockholders’ equity is as follows:

	2003	2002
US GAAP net income (loss) as previously reported	($2,335,145)	($2,412,800)
Deferred income tax adjustments:
Correction to valuation allowance change period to period	(115,098)	71,779
Correction of tax inflation indexing of NOL’s	(13,738)	180,471
Correction of book and tax basis of fixed assets and inventories due to inconsistent inflation indexing	(147,255)	71,009
Use of incorrect tax rates	(42,951)	42,951
Other individually insignificant items	(14,969)	12,740

US GAAP net income (loss) as restated	($2,669,156)	($2,033,850)

Stockholders’ equity under US GAAP as previously reported	($1,254,400)
Deferred income taxes:
Adjustment to the valuation allowance	990,631
Adjustment for other items	22,613

Stockholders’ equity (deficit) under US GAAP as restated	($241,156)

The principal differences between Mexican GAAP and U.S. GAAP are presented in the following pages with an explanation of certain adjustments that affect the consolidated net income and shareholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.

Reconciliation of consolidated statements of operations:

		Years ended December 31,
		2004	2003 as restated	2002 as restated
Majority interest net loss as reported under Mexican GAAP		$60,790 (1)	($3,519,115)	($3,905,103)
Deferred income taxes	i	(150,551)	(267,761)	(380,211)
Deferred employee profit sharing	i	115,458	266,413	(50,774)
Purchase accounting adjustment - depreciation	ii	107,976	165,070	165,070
Effect of fifth amendment to Statement B-10	iii	(54,731)	(70,854)	(67,374)
Debt issuance costs and repurchase of bonds	iv	299,625	46,998	12,605
Capitalized financing costs	v	36,630	12,528	34,123
Effect of Statement B-15 on restatement to constant currency	vi	—	(1,005)	29,033
Adjustment to impairment of long-lived assets	vii	316,624	269,839	817,057
Adjustment to loss on sale of subsidiaries	viii	—	259,168	1,484,710
Equity swaps	ix	—	—	(53,515)
Deferred start-up, research and development costs	x	3,702	97,888	(110,081)
Effect of U.S. GAAP adjustments on minority interest	xi	(3,379)	(3,401)	(9,390)
Reversal of loss on sale of discontinued operations	xii	—	75,076	—

U.S. GAAP net income (loss)		$732,144	($2,669,156)	($2,033,850)

(1) As restated

Reconciliation of consolidated shareholders’ equity:

		Years ended December 31,
		2004	2003 as restated
Total shareholders’ equity corresponding to majority interest as reported under Mexican GAAP		$1,564,662 (1)	$1,593,353
Deferred income taxes	i	54,136	283,444
Deferred employee profit sharing	i	(741,144)	(856,601)
Purchase accounting adjustments:	ii
Accumulated negative goodwill		(4,302,639)	(4,302,639)
Accumulated depreciation		942,258	834,282
Effect of fifth amendment to Statement B-10:	iii
Fixed assets		3,308,019	2,992,815
Accumulated depreciation		(2,000,762)	(1,799,828)
Debt issuance costs and repurchase of bonds	iv	239,152	(60,473)
Capitalized financing costs	v	111,618	74,988
Effect of Statement B-15 on restatement to constant currency	vi	—	19,247
Adjustment to impairment on long-lived assets	vii	1,299,511	982,887
Deferred start-up, research and development costs:	x	(110,081)	(110,081)
▪ Accumulated amortization		101,589	97,887
Effect of U.S. GAAP adjustments on minority interest	xi	6,182	9,563

Total U.S. GAAP shareholders’ equity (deficit)		$472,501	($241,156)

(1) As restated

Provided below is an analysis of the changes in shareholders’ equity under U.S. GAAP:

	Years ended December 31,
	2004	2003 as restated
Balance at beginning of the year (as restated)	($241,156)	$2,501,599
Net income (loss) under U.S. GAAP	732,144	(2,669,156)
Deficit from restatement	(68,919)	(22,149)
Cumulative translation adjustment	50,385	132,966
Allowance for accounts receivable due from shareholders	—	(184,416)
Increase in capital stock	47	—

Balance at end of the year	$472,501	($241,156)

Comprehensive loss

Comprehensive loss under Mexican GAAP is as follows:

	Years ended December 31,
	2004	2003	2002
Majority interest net loss under Mexican GAAP	$60,790	($3,519,115)	($3,905,103)

Other comprehensive (loss) income, net:
Other comprehensive (loss) income	(89,528)	663,080	101,566

Net majority comprehensive loss	($28,738)	($2,856,035)	($3,803,537)

Cumulative other comprehensive loss	($7,542,647)	($7,453,119)	($8,116,199)

The components of cumulative other comprehensive loss as of December 31, 2004, 2003 and 2002 under Mexican GAAP, are as follows:

	Cumulative
	initial	Additional	Effects of	(Loss) from	Cumulative
	effect of	liability	translation	holding	other
	deferred	for seniority	of foreign	non monetary	comprehensive
	income tax	premiums	subsidiaries	assets (1)	loss
Balances at January 1, 2002	($3,240,795)	($154,051)	$129,993	($4,952,912)	($8,217,765)
Current period changes	—	—	(38,180)	139,746	101,566

Balances at December 31, 2002	(3,240,795)	(154,051)	91,813	(4,813,166)	(8,116,199)
Current period changes	—	154,051	95,446	413,583	663,080

Balance at December 31, 2003	(3,240,795)	—	187,259	(4,399,583)	(7,453,119)
Current period changes	—	—	69,635	(159,163)	(89,528)

Balance at December 31, 2004	($3,240,795)	$—	$256,894	($4,558,746)	($7,542,647)

(1)	For 2004 and 2003, (loss) gain from holding non-monetary assets includes deferred tax effect of ($78,757) and $211,095, respectively, as a result of the application of Statement D-4.

Effects of the U.S. GAAP adjustments on discontinued operations

The following reconciles the net income (loss) under Mexican GAAP to U.S. GAAP for each of the periods presented, reflecting the U.S. GAAP adjustments related to the business disposed of as disclosed in Note 18.

Reconciliation of consolidated statements of operations:

		Years ended December 31,
		2004	2003	2002
Net income (loss) as reported under Mexican GAAP		$102,135	($577,740)	($108,202)
Deferred income taxes	i	199	152,955	84,144
Deferred employee profit sharing	i	13,367	—	(69,079)
Purchase accounting adjustments - depreciation	ii	11,279	(14,027)	24,355
Effect of fifth amendment to Statement B-10	iii	69	—	(1,207)
DPC liability		—	265,451	(570,213)
Adjustment to impairment of long-lived assets	vii	(14,472)	—	104,009
Reversal of loss on sale of discontinued operations	xii	—	75,076	—

U.S. GAAP net income (loss)		$112,577	($98,285)	($536,193)

i.	Deferred income tax and employee profit sharing

Statement of Financial Accounting Standards No. 109, “Accounting For Income Taxes” (“SFAS No. 109”), requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which, in management’s opinion, are more likely than not to be realized). The subsequent realization of this benefit does not affect the income tax provision.

Temporary differences under SFAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Statement D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or loss.

The significant components of income and asset tax expense from continuing operations under U.S. GAAP, by jurisdiction, were as follows:

	Years ended December 31,
	2004	2003 as restated	2002 as restated
Income and asset tax expense (benefit):
Current
Domestic	$28,110	$75,419	$120,854

Deferred
Domestic	(273,978)	36,692	(679,799)
Foreign	(70,232)	209,196	373,073

	(344,210)	245,888	(306,726)

Income and asset tax (benefit) provision — continuing operations	($316,100)	$321,307	($185,872)

For the years ended December 31, 2004, 2003 and 2002, the net benefit in the income statements for discontinued operations was $34,112, $290,712, and $85,152, respectively.

The income tax and profit sharing effects of significant items comprising the Company’s net deferred income tax and profit sharing assets and liabilities under U.S. GAAP are as follows:

	2004	2003 as restated
Deferred income tax liabilities (assets):
Inventory	$256,613	$330,796
Inventory Rule 106	(221,935)	(377,561)
Property, plant and equipment	2,363,557	2,654,264
Other assets	45,005	36,194
Allowance for doubtful accounts	(63,485)	(44,010)
Accrued expenses	(124,133)	(134,783)
Other	50,767	25,691
Asset tax credits	(329,650)	(332,767)
Tax loss carryforwards	(1,258,737)	(1,694,754)

Total net deferred income tax liability — continuing operations	718,002	463,070
Valuation allowance	669,654	1,268,798

	1,387,656	1,731,868

Discontinued operations, net	48,249	82,359

Total net deferred income tax liability	$1,435,905	$1,814,227

	December 31
	2004	2003
Deferred employee profit sharing liabilities (assets):

Inventory	$85,123	$103,374
Inventory Rule 106	(73,978)	(117,988)
Property, plant and equipment	740,563	840,435
Other assets	29,300	(3,177)
Allowance for doubtful accounts	(16,680)	(13,754)
Accrued expenses	—	(32,006)
Other	(42,553)	(25,491)
Valuation allowance	—	72,471

Total net deferred employee profit sharing liability from continuing operations	721,775	823,864

Discontinued operations, net	19,369	32,737

Total net deferred employee profit sharing liability	$741,144	$856,601

For the years ended December 31, 2004 and 2003, the difference in net deferred income tax liabilities between Mexican and U.S. GAAP was as follows:

	Mexican	U.S.
	GAAP	GAAP		Difference
Deferred income tax liability:
At December 31, 2002	$2,197,463	$1,857,353	(1)	$340,110
At December 31, 2003	2,097,671	1,814,227	(1)	283,444

Net change	($99,792)	($43,126)		($56,666)

Deferred income tax liability:
At December 31, 2003	2,097,671	1,814,227	(1)	283,444
At December 31, 2004	$1,490,041 (1)	$1,435,905		$54,136

Net change	($607,630)	($378,322)		($229,308)

_________________

(1) As restated

The net change in the deferred tax liabilities during 2004 and 2003 was allocated to the following components:

Deferred tax liability in 2004:

	Mexican		U.S.
	GAAP		GAAP	Difference
Reflected in:
Deferred tax expense line item	($548,525)		($378,322)	($170,203)
Gain on monetary position	19,652		—	19,652

Total income statement effect	(528,873	)(1)	(378,322)	(150,551)

Loss from holding non-monetary assets(2)	(78,757)		—	(78,757)

Total change in deferred tax liability	($607,630	)(1)	($378,322)	($229,308)

Deferred tax liability in 2003:

	Mexican	U.S.
	GAAP	GAAP		Difference
Reflected in:
Deferred tax expense line item	($213,861)	($43,126	)(1)	($170,735)
Loss on monetary position	(97,026)	—		(97,026)

Total income statement effect	(310,887)	(43,126)		(267,761)

Gain from holding non-monetary assets(2)	211,095	—		211,095

Total change in deferred tax liability	($99,792)	($43,126	)(1)	($56,666)

Deferred tax liability in 2002:

	Mexican	U.S.
	GAAP	GAAP		Difference
Reflected in:
Deferred tax expense line item	($828,014)	($391,878	)(2)	($436,136)
Gain on monetary position	55,925	—		55,925

Total income statement effect	(772,089)	(391,878)		(380,211)

Gain from holding non-monetary assets(2)	345,699	—		345,699

Total change in deferred tax liability	($426,390)	($391,878	)(2)	($34,512)

(1)	As restated

(2)	Represents the deferred income tax effect resulting from the difference in restating the Company’s non-monetary assets of foreign origin using the Mexican peso against foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate versus applying the Mexican NCPI.

ii. Purchase accounting adjustments

For various acquisitions that took place in 1998 and 1999, under Mexican GAAP, the Company has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill is being amortized into income over the period in which the Company expects to integrate these operations into the Company. Under Mexican GAAP, negative goodwill was fully amortized into earnings by 2001.

Under U.S. GAAP, these acquisitions have been accounted for under the purchase method and, consequently, the purchase price has been allocated to assets acquired and liabilities assumed based on the relative fair values. As a result under U.S. GAAP, negative goodwill was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets). As such, the U.S. GAAP net income adjustment reflects the difference in depreciation of long-lived assets that results from differences in the carrying value between U.S. GAAP and Mexican GAAP of these assets.

iii. Effect of fifth amendment to Statement B-10

As mentioned in Note 3f., the Company restates its non-monetary assets of foreign origin based on the change of the Mexican Peso against foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate. This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under U.S. GAAP, these assets, which are used in Mexico, would be adjusted by the Mexican NCPI and depreciation would be calculated on this basis.

iv. Debt issuance costs and repurchase of bonds

Under Mexican GAAP, consent fees, other fees and expenses incurred in connection with the issuance of debt may be capitalized and amortized over the term of the debt using a straight-line method. However, for U.S. GAAP purposes some of these costs should be expensed as incurred.

In addition, during 2004, for Mexican GAAP purposes, the Company wrote-off $322,762 representing the unamortized debt issuance cost, as part of the restructuring process of its debt. For U.S. GAAP, this was a 2005 transaction, and as such, the Company should continue to amortize these costs using the effective interest method, through the date of the restructuring.

v. Capitalized financing costs

Under Mexican GAAP the capitalization of financing costs as part of the cost of assets under construction include interest costs, gains or losses from monetary position and foreign exchange losses.

U.S. GAAP requires the capitalization of interest during construction on qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice to capitalize interest net of the monetary gain on the related Mexican Peso debt, but not to capitalize the monetary gain on U.S. Dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange losses.

vi. Effect of Statement B-15 on restatement to constant currency

Statement B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet presented (December 31, 2004).

Under U.S. GAAP, the primary financial statements should be presented in the same constant reporting currency for all periods. Prior to the adoption of Statement B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments were considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Statement B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate a balance to December 31, 2004 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

	2003	2002
Consolidated statements of operations:
As previously reported, indexed for effects of inflation in Mexico	$(3,520,120)	($3,876,070)
As reported under Statement B-15	(3,519,115)	(3,905,103)

	($1,005)	$29,033

Consolidated shareholders’ equity:
As previously reported, indexed for effects of inflation in Mexico	$1,612,600	$4,770,588
As reported under Statement B-15	1,593,353	4,787,855

	$19,247	($17,267)

vii. Adjustment to impairment of long-lived assets

The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long – Lived Assets” (“SFAS 144”). An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS 144, the impairment criteria are met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. If it is determined that an asset is impaired, it is written down to its fair value, if available or the present value of expected future cash flows.

Under both Mexican GAAP and U.S. GAAP, the Company tested certain long–lived assets for recoverability in response to significant adverse changes in business climate occurring during each of the years presented. Under U.S. GAAP, certain assets being evaluated for recoverability had lower book values than under Mexican GAAP due to other U.S. GAAP adjustments such as the allocation of negative goodwill from acquisitions and the specific index inflation restatement. As such, the impairment charges recorded under Mexican GAAP during 2004, 2003 and 2002 were greater than the impairment charges calculated under U.S. GAAP. As a result, the Company recognized an adjustment to U.S. GAAP net income (loss) of $316,624, $269,839, and $817,057 in 2004, 2003, and 2002, respectively. These impairments relate primarily to machinery and equipment.

viii. Adjustment to loss on sale of subsidiaries

In October 2002, the Company sold the shares of Durango Paper Co. (DPC) to Operadora Omega, S.A. de C.V. Additionally, during 2003 the Company sold its investments in Pronal and the assets of its molded pulp division, and approved a plan to sell a particleboard plant located in Chihuahua. Historically, under U.S. GAAP the carrying value of such subsidiaries was different to the carrying value recorded under Mexican GAAP due to deferred income taxes, negative goodwill and the reversal of loss on sale of fixed assets. As such, the Company reversed the amount of the U.S. GAAP cumulative adjustments relating to these businesses. In accordance with SFAS No. 144, “Accounting for the Impairment or disposal of Long – Lived Assets”, the sale of these components of the Company have been presented as discontinued operations in the consolidated statement of operations as of December 31, 2002 and 2003

ix. Equity swaps

In prior years, the Company entered into “Equity Share Swap Transactions” (collectively, “Equity Swaps”) with financial institutions, with respect to its American Depository Receipts (“ADR’s”) at prices ranging from US$10.4489 to US$14.2813. The Equity Swaps had notional amounts of US$5.15 at December 31, 2001, respectively, bearing interest at LIBOR plus 2.95% payable semiannually and were due in 2002. The Company had no outstanding swaps at December 31, 2004, 2003 and 2002.

Under Mexican GAAP, the Company has recorded the fair value of the Equity Swaps on the balance sheet, with a corresponding adjustment to shareholders’ equity.

For U.S. GAAP purposes, this Equity Swap should be recorded at fair value and changes in fair values recorded in earnings for the period, as it did not qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.

The U.S. GAAP 2002 net income adjustment reflects the difference under Mexican and U.S. GAAP regarding the termination of the Equity Swap contracts.

x. Deferred start-up research and development costs

In 2002, under Mexican GAAP the Company deferred certain costs in relation to the reconstruction of a manufacturing plant (Ponderosa Industrial de México, S.A. de C.V.) and the development of a new paper manufacturing process. Under U.S. GAAP, SFAS No. 2, “Accounting for Research and Development Costs”, and SOP 98–5, “Reporting on the Costs of Start–Up Activities” require that the Company expense the start up and research and development costs as incurred. As such, the adjustment in 2002 for the start-up and research and development costs represents the reversal of the amounts capitalized under Mexican GAAP in such year.

The adjustment to U.S. GAAP in net income for 2004 and 2003 represents the reversal of the amortization recorded under Mexican GAAP for those start up, research and development costs that should not be capitalized for U.S. GAAP purposes.

xi. Minority Interest

This adjustment represents the minority interest in part of the U.S. GAAP adjustments described above for non-wholly owned subsidiaries.

xii. Reversal of loss on sale of discontinued operations

As described in Note 1 in October 2002, the Company sold its shares of DPC. Additionally, as disclosed in Note 18, during 2003 the Company sold its investment in Pronal and the assets of its molded pulp division, and approved a plan to sell a particleboard plant located in Chihuahua.

Historically, under U.S. GAAP the carrying value of such subsidiaries and discontinued operations differed from the carrying value recorded under Mexican GAAP due to deferred income taxes, negative goodwill, fixed asset impairment, and the reversal of loss on sale of fixed assets. As such, the Company reversed the amount of the U.S. GAAP cumulative prior period adjustments relating to DPC, Pronal, the molded pulp division and the particleboard plant. In accordance with SFAS No. 144, the sale of theses components of the Company have been presented as discontinued operations in the condensed statement of operations for all periods presented.

SUPPLEMENTAL U.S. GAAP DISCLOSURES

a. Condensed information

The following tables present the Company’s condensed balance sheets as of December 31, 2004 and 2003 and statements of operations for the three years ended December 31, 2004, 2003 and 2002, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2004 constant Mexican Pesos, using the Mexican NCPI factor:

CONDENSED CONSOLIDATED BALANCE SHEETS:

	At December 31,
	2004	2003 as restated
Assets
Current assets:
Cash and cash equivalents	$834,932	$683,688
Accounts receivable, net	1,803,502	1,892,300
Inventories, net	1,078,254	1,152,577
Deferred income tax and employee profit sharing	65,480	—
Short-term assets of discontinued operations	104,493	88,559
Other	19,797	38,998

Total current assets	3,906,458	3,856,122

Property, plant and equipment	10,458,937	10,712,235
Long-term assets of discontinued operations	249,296	265,970
Other assets	570,587	661,389

Total assets	$15,185,278	$15,495,716

Liabilities and shareholders’ equity (deficit)

Current liabilities:
Short-term debt, notes payable and current portion of long-term debt	$226,964	$9,105,723
Accrued liabilities and other payables	1,442,573	2,955,326
Deferred income tax and employee profit sharing	—	198,842
Current liabilities of discontinued operations	126,912	121,807

Total current liabilities	1,796,449	12,381,698

Long-term debt	6,951,969	420,153
Seniority premiums	305,532	209,819
Deferred income tax and employee profit sharing	2,174,911	2,356,890
Other long-term debt	3,247,911	106,459
Long-term liabilities of discontinued operations	164,710	200,120

Total long-term liabilities	12,845,033	3,293,441

Total liabilities	14,641,482	15,675,139

Minority interest	71,295	61,733

Shareholders’ equity (deficit)	472,501	(241,156)

Total liabilities and shareholders’ equity (deficit)	$15,185,278	$15,495,716

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS:

	Years ended December 31,
	2004	2003 as restated	2002 as restated
Net sales	$7,852,415	$7,185,558	$6,849,206
Cost of sales	6,729,880	6,168,601	5,426,462

Gross profit	1,122,535	1,016,957	1,422,744

Selling, general and administrative expenses	664,762	1,128,070	1,144,078
Severance and gain on sale of non-strategic assets	—	—	393,924

Operating income (loss)	457,773	(111,113)	(115,258)

Financing cost:
Interest expense	1,084,979	1,188,271	1,050,801
Interest income	(40,201)	(44,630)	(41,143)
Foreign exchange (gain) loss, net	(60,545)	864,019	1,050,078
Gain from monetary position, net	(471,345)	(286,427)	(440,337)

	512,888	1,721,233	1,619,399

Other income (expenses), net	359,144	(421,949)	61,825

Income (loss) before income tax provisions, equity in income of associated companies, minority interest and discontinued operations	304,029	(2,254,295)	(1,672,832)

Provision for:
Income and asset tax (benefit) expense	(316,100)	321,307	(185,872)
Minority interest	3,210	(2,737)	12,803
Equity in income of associated companies	(2,648)	(1,994)	(2,106)

Net income (loss) from continuing operations	619,567	(2,570,871)	(1,497,657)

Discontinued operations, net	112,577	(98,285)	(536,193)

Net income (loss)	$732,144	($2,669,156)	($2,033,850)

b. Cash flow information

Under U.S. GAAP, pursuant to SFAS No. 95, “Statement of Cash Flows”, a statement of cash flow is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. SFAS No. 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (the “SEC”), the effect of inflation restatements and foreign exchange gains and losses on cash flow has been included in a separate line after cash flows from financing activities.

The U.S. GAAP statements of cash flows for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years ended December 31,
	2004	2003 as restated	2002 as restated
Operating activities:

U.S. GAAP net income (loss) from continuing operations	$629,837	($2,570,871)	($1,497,657)
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	330,327	373,864	354,887
Minority interest	3,380	—	12,805
Deferred income taxes	(344,210)	243,465	(300,818)
Deferred employee profit sharing	(102,091)	(266,413)	50,774
Allowance for doubtful accounts	47,227	69,949	13,518
Inventory obsolescence allowance	1,900	2,151	3,769
Gain from monetary position	(471,344)	(371,848)	(504,795)
Equity Swap	—	—	53,515
Loss (gain) on sale of non-strategic assets	36,529	210,027	54,923
Impairment on long-lived assets	132,593	617,724	885,237
Debt assumption	—	72,277	—
Unrealized foreign exchange loss, net	21,002	820,558	1,161,565
Amortization of debt issuance costs and other financing costs	24,137	—	—
Other	16,472	24,014	150,784

	325,759	(775,103)	438,507

	Years ended December 31,
	2004	2003 as restated	2002 as restated
Changes in operating assets and liabilities:
Accounts receivable, net	($90,650)	($1,058,263)	($889,550)
Inventories, net	68,931	81,937	(491,317)
Prepaid expenses	(4,896)	—	(25,616)
Other liabilities	368,436	1,643,761	1,913,858

Cash flow provided by (used in) operating activities before discontinued operations	667,580	(107,668)	945,882
Discontinued operations	113,601	(222,757)	(536,192)

Cash flows provided by (used in) operating activities:	781,181	(330,425)	409,690

Financing activities:
Bank loans	500	—	4,076,119
Payments of long-term debt	(467,164)	(427,048)	(2,579,882)
Payment of debt issuance cost	—	—	(52,623)

Capital increase	47	—	—
Cash flows (used in) provided by financing activities	(466,617)	(427,048)	1,443,614

Investing activities:
Acquisitions of fixed assets	(202,026)	(112,258)	(493,093)
Proceeds from sale of non-strategic assets	15,548	243,063	106,069
Investments in subsidiaries	—	—	(785,651)
Acquisitions of minority interest	—	—	25,624
Restricted cash	165,678	(165,678)	—
Other assets	(33,733)	19,568	(376,426)
Proceeds from sale of discontinued operations	—	972,608	—

Cash flows used in investing activities	(54,533)	957,303	(1,523,477)
Effect of inflation and exchange rate changes on cash and cash equivalents	(108,787)	204,202	(592,847)

Net increase (decrease) in cash and cash equivalents	151,244	404,032	(263,020)

Cash and cash equivalents at beginning of year	683,688	279,656	542,676

Cash and cash equivalents at end of year	$834,932	$683,688	$279,656

Supplemental cash flow disclosures:

	Years ended December 31
	2004	2003	2002
Cash paid during the year for:
Interest, net of capitalized interest	$35,291	$151,232	$845,470
Income and asset tax	106,431	172,274	205,971

Supplemental balance sheet information

•	Employee benefits

Liabilities and costs related to pension plans and seniority premiums are recorded under Mexican GAAP according to Statement D-3, “Labor Liabilities”, as described in Note 3 k. Under U.S. GAAP, the requirements of SFAS No. 87, “Employers’ Accounting for Pensions”, as amended by SFAS No. 132, “Employees Disclosures about Pensions and Other Postretirement Benefits”, for recording liabilities and costs relating to pension plans and seniority premiums using actuarial computations are similar to those of Statement D-3.

The following sets forth the changes in benefit obligations, and the funded status of such plans for 2004 and 2003, reconciled with the amounts reported in the consolidated balance sheets under U.S. GAAP.

	December 31
	2004	2003
Accumulated benefit obligation:
Continuing operations	$204,458	$209,819
Discontinued operations	—	747

	$204,458	$210,566

Change in benefit obligation:
Projected benefit obligation, beginning of year	$235,520	$225,333

Less — projected benefit obligation of discontinued operations at beginning of year	—	26,619

	235,520	251,952
Service cost	7,143	6,398
Interest cost	14,250	9,105
Actuarial loss	16,514	(16,933)
Benefits paid and variations in assumptions	(39,914)	(17,002)

Projected benefit obligations, end of year	$231,513	$233,520

	December 31
	2004	2003
Unfunded liability	$231,513	$233,520

Unrecognized transition obligation and other	(77,489)	(86,110)

Net projected liability	$154,024	$147,410

	December 31
	2004	2003
Amounts recognized in balance sheets:
Accrued benefit liability	$204,458	$209,819
Intangible pension asset — labor obligations	(91,872)	(106,302)

Net amount recognized under U.S. and Mexican GAAP	$112,586	$103,517

There were no plan assets during 2004 nor 2003.

Postretirement obligations

Since 2004, the Company started granting to its employees, postretirement benefits. Therefore, the Company recognizes since 2004, those labor liabilities for postretirement obligations.

The present value of these obligations at December 31, 2004 is as follows:

Accumulated postretirement benefit obligation	$101,074

Postretirement other benefit obligation	$100,672
Unrecognized prior service cost to be amortized in 17 years	(102,832)

Net projected liability	(2,160)
Additional minimum liability	103,234

$101,074)

Total labor obligations showed in Balance Sheet are as follows:

	2004	2003
Seniority premiums and pensions	$204,458	$209,819
Postretirement obligations	101,074	—

	$305,532	$209,819

•	Valuation and qualifying accounts:

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002:

	Years ended December 31
	2004	2003	2002
Balance at the beginning of the period	($152,399)	($144,429)	($157,177)
Effects of inflation	7,139	11,099	9,748
Increase in the allowance	(47,227)	(69,949)	(13,518)
Write-offs	21,480	50,880	16,518

Balance at the end of the period	($171,007)	($152,399)	($144,429)

The following table presents the roll forward of the inventory obsolescence allowance for the years ended December 31, 2004, 2003 and 2002:

	Years ended December 31
	2004	2003	2002
Balance at the beginning of the period	($29,815)	($44,723)	($51,595)
Effects of inflation	1,471	1,738	2,781
Increase in the allowance	(1,900)	(2,236)	(3,769)
Write-offs	396	15,406	7,860

Balance at the end of the period	($29,848)	($29,815)	($44,723)

•         Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component with stockholders equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders equity.

•         2005 Subsequent event – debt restructuring

As mentioned in Note 10.b, a financial restructuring was achieved. For U.S. GAAP purposes, the accounting for this transaction is effective with the approval by the Creditors on February 23, 2005.

Although this is a 2005 transaction, the financial assistance granted by the Company’s creditors was deemed to be a troubled debt restructuring since the Company was experiencing financial difficulties, and there were concessions granted to it based on the guidelines established by EITF 02-4 and FAS 15. Accordingly, the Company followed FAS 15 to account for this restructuring at fair value. The differences between the fair value of the new debt plus equity granted and the carrying value of the old debt should be recorded in the consolidated statement of operations in 2005.

U.S. GAAP — New Accounting pronouncements

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required. The adoption of SFAS 123R did not have a material impact on the Company’s consolidated results of operations or financial position.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets” (An amendment to APB Opinion No. 29) (SFAS 153). This statement addresses the measurement of exchanges of nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. The Company is currently evaluating the potential impact of this statement.

On November 30, 2004, the FASB ratified EITF 03-13, “Applying the conditions in paragraph 42 of FASB Statement No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’, in determining whether to report discontinued operations” (“EITF paragraph 42A (elimination of cash flows) and paragraph 42B (no significant continuing involvement) of FSA 144. EITF 03-13 is effective for all periods beginning after December 15, 2004. The Company is evaluating the impact that this statement may have on its financial position or results of operations.

In June 2005, the FASB published SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the impact that this statement may have on its financial position or results of operations.

NOTE 25 DEFAULT UNDER COMMON AGREEMENT (UNAUDITED)
     Under the terms of the Common Agreement governing the Company’s restructured indebtedness, the Company was required to deliver certain financial information to the Administrative Agent under the Company’s amended and restated bank debt and the Trustee under the Company’s outstanding notes on or prior to June 30, 2005. The Company did not deliver such financial information on or prior to June 30, 2005 and, consequently, a default occurred under the Common Agreement. The Common Agreement provides that such a default may be cured within 30 days following the receipt by the Company of a notice of default from certain of its creditors. As of October 24, 2005, the Company had not received a notice of default from any of its creditors. Upon the provision of this financial information to the Administrative Agent and the Trustee on October 24, 2005, this default was cured and therefore does not give rise to any right of the Company’s creditors to accelerate the amended and restated bank debt or the outstanding notes.