Form 20-F
period 2005-12-31
CORPORACION DURANGO S.A .DE C.V.
filed 2006-07-03
CIK 925262

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
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
91,835,193 Series A Shares, without par value and 18,805,918 Series B Shares, without par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☑ No ☐

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
     On June 27, 2006, the exchange rate for pesos into dollars was Ps 11.4180 to US$1.00, based on the official exchange rate published by the Mexican Central Bank (Banco de Mexico). The peso/dollar exchange rate was Ps 10.6344 to US$1.00 as of December 31, 2005, Ps 11.1495 to US$1.00 as of December 31, 2004 and Ps 11.2372 to US$1.00 as of December 31, 2003. The peso/dollar exchange rate fluctuates, and the peso/dollar exchange rate at June 27, 2006 may not be indicative of future exchange rates. See “Item 3: Key Information—Exchange Rate Information” for information regarding the noon buying rate for the purchase of dollars, expressed in nominal pesos per dollar, since January 1, 2001, as reported by the Federal Reserve Bank of New York.
Financial Statements
     We report our financial statements in pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 23 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005. We have a fiscal year end of December 31.
     Pursuant to Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, A.C.), or MIPA, our audited consolidated financial statements are reported in period-end pesos to adjust for the effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Consequently, under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin and those of our non-Mexican subsidiaries, are restated using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), or the NCPI. Inventories are restated at current replacement costs while fixed assets of non-Mexican origin are restated by the inflation of the country of origin prior to translation to pesos at the period-end exchange rate.
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
     Except as otherwise indicated, financial data for all periods throughout this annual report have been restated in constant pesos as of December 31, 2005.
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
     You should be aware that the occurrence of the events described in these risk factors and elsewhere could have a material adverse effect on our business, financial condition and results of operations. The forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:
•	our substantial debt and significant debt service obligations;

•	the cyclicality of the paper and packaging industries;

•	the competitive nature of the industries in which we are operating;

•	our ability to keep key personnel required to operate our business;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental liabilities;

•	changes in the dollar-peso exchange rate, interest rates and other domestic and international market and industry conditions;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital; and

•	interest rate levels.
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
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
Selected Consolidated Financial Data
     The following table set forth selected consolidated financial information for our company and its consolidated subsidiaries at the dates and for each of the periods presented. The data does not represent all of our financial information. You should read this information together with, and this information is qualified in its entirety by reference to, our audited consolidated financial statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, including the notes thereto. The financial information at December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002, has been derived from audited consolidated financial statements as restated that are not included in this annual report.
     The audited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 23 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.
     Mexican GAAP requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant pesos as of December 31, 2005, unless otherwise noted. Although the restatement of nominal peso amounts into constant peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” pesos are to pesos that have not been adjusted for inflation.

	At and for the year ended December 31,
	2005		2004		2003		2002		2001
	(in millions of constant pesos, except per share data)
Statement of Income Data:
Mexican GAAP:
Net sales	Ps	8,143.3	Ps	8,039.3	Ps	7,327.3	Ps	8,632.7	Ps	11,395.6
Cost of sales		7,096.3		6,889.5		6,300.0		7,402.1		9,482.1

Gross profit		1,047.0		1,149.8		1,027.3		1,230.6		1,913.5
Selling, general and administrative expenses		677.7		694.1		698.2		675.1		802.0

Operating income		369.3		455.7		329.1		555.5		1,111.4
Other income (expense) — net		5.2		(417.9)		(1,638.8)		(3,322.8)		478.0
Net comprehensive financing cost (result):
Interest expense		(592.4)		(1,158.3)		(1,288.1)		(1,219.1)		(1,202.0)
Interest income		42.6		41.5		44.7		42.4		75.2
Exchange gain (loss) — net		334.6		62.6		(892.8)		(1,085.0)		356.5
Gain on monetary position		198.7		469.4		399.5		440.4		335.2

	At and for the year ended December 31,
	2005		2004		2003		2002		2001
	(in millions of constant pesos, except per share data)
Total net comprehensive financing cost (result)		(16.5)		(584.8)		(1,736.7)		(1,821.3)		(435.0)

Income (loss) from continuing operations before income taxes, employee statutory profit sharing, and equity in income of associated companies		357.9		(547.1)		(3,046.3)		(4,588.6)		1,154.4
Income tax benefit (expense)		(304.0)		502.7		2.3		721.5		(44.5)
Employee statutory profit-sharing expense		(0.7)		—		(1.9)		(1.2)		(5.3)

Income (loss) from continuing operations before equity in income of associated companies		53.2		(44.4)		(3,045.9)		(3,868.3)		1,104.5
Equity in income of associated companies		1.9		2.7		2.1		2.2		—

Income (loss) from continuing operations		55.1		(41.7)		(3,043.8)		(3,866.1)		1,104.5
Income (loss) from discontinued operations — net		108.8		105.5		(597.0)		(111.8)		166.2
Extraordinary loss		—		—		—		—		(334.7)

Consolidated net income (loss)		163.9	Ps	63.9	Ps	(3,640.8)	Ps	(3,977.9)	Ps	936.1

Basic and diluted earnings per share (1)	Ps	1.65	Ps	0.70	Ps	(39.10)	Ps	(42.32)	Ps	9.90
Basic and diluted earnings per share from continuing operations (1)	Ps	0.63	Ps	(0.48)	Ps	(32.7)	Ps	(41.16)	Ps	11.69
Weighted-average number of shares outstanding		108,528,665		91,834,192		92,942,916		94,072,122		94,072,122

U.S. GAAP: (2) (3)
Net sales	Ps	8,143.3	Ps	8,113.9	Ps	7,424.6	Ps	7,077.3	Ps	8,261.6
Operating income (loss)		458.3		473.0		(114.8)		(119.1)		1,213.2
Income (loss) before provisions for income and asset taxes, minority interest, special items and discontinued operations		566.9		314.3		(2,327.9)		(1,728.5)		379.4
Net income (loss)		1,344.9		756.9		(2,760.1)		(2,101.6)		372.5
Basic and diluted earnings per share (4)		12.39		8.24		(29.70)		(22.34)		3.96
Basic and diluted earnings per share from continuing operations (4)		11.38		6.97		(28.60)		(16.45)		3.09

Balance Sheet Data:
Mexican GAAP:
Cash and cash equivalents	Ps	700.4	Ps	859.9	Ps	697.9	Ps	250.8	Ps	572.5
Total current assets		3,657.0		3,946.6		3,951.9		3,989.4		4,790.0
Property, plant and equipment, net		10,913.1		11,433.2		12,260.1		13,002.4		16,802.3
Total assets		14,830.4		15,988.2		17,244.1		19,536.8		23,938.9

	At and for the year ended December 31,
	2005		2004		2003		2002		2001
	(in millions of constant pesos, except per share data)
Short-term debt, including current portion of long-term debt		257.6		182.0		9,405.3		8,539.4		688.1
Long-term debt		6,505.1		7,178.2		422.1		1,110.2		8,076.3
Common stock		5,445.3		5,154.6		5,154.5		5,280.3		5,280.3
Total majority stockholders’ equity		4,654.6		1,583.9		1,612.7		4,916.6		8,798.8
Total minority stockholders’ equity		58.3		80.1		73.7		77.3		47.3
Total stockholders’ equity (net assets)		4,712.9		1,663.9		1,686.4		4,993.9		8,846.1

U.S. GAAP: (2)
Total assets	Ps	14,979.6	Ps	15,691.0	Ps	16,011.3	Ps	19,093.9	Ps	20,527.8
Total stockholders’ equity (net assets)		1,681.8		482.4		(254.7)		2,584.9		5,592.5

Other Financial Data:
Mexican GAAP:
Resources generated by (used in) operating activities	Ps	143.1	Ps	849.0	Ps	(482.6)	Ps	(174.0)	Ps	1,126.9
Resources generated by (used in) financing activities		(551.1)		(625.7)		(60.7)		922.4		(597.8)
Resources generated by (used in) investing activities		248.5		(61.4)		990.4		(1,070.1)		(866.3)
Capital expenditures		(134.8)		(214.2)		(114.7)		(493.1)		(920.9)

U.S. GAAP:
Cash flow provided by (used in) operating activities	Ps	(53.7)	Ps	796.4	Ps	(343.5)	Ps	423.2	Ps	1,352.6
Cash flow provided by (used in) financing activities		(38.0)		(482.2)		(441.3)		1,491.7		(1,116.5)
Cash flow provided by (used in) investing activities		555.6		(56.3)		989.2		(1,574.2)		(571.6)

(1)	See note 3u to our audited consolidated financial statements.

(2)	Amounts of sales and long-term debt under Mexican GAAP do not differ materially from these amounts under U.S. GAAP. See note 23 to our audited consolidated financial statements.

(3)	The difference between net income (loss) under Mexican GAAP and U.S. Mexican GAAP primarily reflects differing accounting treatment for minority interest, negative goodwill, deferred income tax, employees’ statutory profit sharing and the effects of inflation on fixed assets. See note 23 to our audited consolidated financial statements.

(4)	See note 23 to our audited consolidated financial statements.
Dividends
Please see “Item 8. Financial Information — Dividend Policy.”
Exchange Rate Information
     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate for the purchase of dollars, expressed in nominal pesos per dollar, as reported by the Federal Reserve Bank of New York.

	Noon Buying Rate
							Period
Year ended December 31,	High		Low		Average(1)		End
2001	Ps	9.97	Ps	9.03	Ps	9.34	Ps	9.16
2002		10.42		9.00		9.67		10.43
2003		11.41		10.11		10.79		11.24
2004		11.64		10.81		11.31		11.15
2005		11.41		10.41		10.89		10.63

	Noon Buying Rate
							Period
Month Ended	High		Low		Average(2)		End
December 31, 2005	Ps	10.77	Ps	10.41	Ps	10.63	Ps	10.63
January 31, 2006		10.64		10.44		10.54		10.44
February 28, 2006		10.53		10.43		10.48		10.45
March 31, 2006		10.95		10.46		10.75		10.45
April 30, 2006		11.16		10.86		11.05		11.09
May 31, 2006		11.30		10.84		11.09		11.29
June (through June 27)		11.46		11.28		11.40		11.42

(1)	Average of month—end rates.

(2)	Average of daily rates.
Source: Federal Reserve Bank of New York.
On June 27, 2006, the noon buying rate was Ps 11.42 per US$1.00.
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
     At December 31, 2005, we had Ps 6,762.7 million (US$635.9 million) of total debt, substantially all of which was denominated in dollars.
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
     We have entered into a common agreement, which we refer to as the Common Agreement, for the benefit of the holders of our Series B Step Up Rate Senior Secured Guaranteed Notes Due 2012, or 2012 notes, and the creditors under the Restructured Credit Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V., the Guarantors named therein, the Tranche A Holders named therein, and The Bank of New York, as Administrative Agent, or the Restructured Credit Agreement. The Common Agreement, as well as some of our other debt agreements, have negative covenants and other restrictions that will limit our ability and the ability of our subsidiaries to:
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
     Our business is affected by trends in international prices and demand for paper and packaging products. Prices for containerboard and, to a lesser extent, converted products such as corrugated containers and multi-wall sacks have historically been subject to cyclical fluctuations. Pricing is affected not only by demand for paper and packaging products, which correlates with real economic growth, but also by current inventory levels of customers. In addition, the paper and packaging industries are highly capital intensive and the impact of new production facilities may result in imbalances between supply and demand. Any decrease in demand or increase in supply could adversely affect the prices of our products and our net sales revenue.
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
Our principal stockholders own 78.9% of our shares and may take actions not in the interest of other holders of our shares
     We are controlled by the Rincón family, which indirectly owns 78.9% of our outstanding voting stock. See “Item 7. Major Stockholders and Related Party Transactions.” As a result, the Rincón family has the power to elect the majority of our directors and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. The interests of the Rincón family as stockholders may differ from the interests of other holders of our shares.
Risks Relating to Mexico
Political developments in Mexico may adversely affect our business.
     Political events in Mexico may significantly affect our business. In the Mexican federal elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party) or PAN, won the presidency. Although his victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party), or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican congress and state governorships. The resulting legislative gridlock, which is expected to continue at least until the Mexican presidential elections in July 2006, has impeded the progress of structural reforms in Mexico, which may adversely affect economic conditions in Mexico, and consequently, our business results.
     The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. The presidential race is highly contested among a number of different parties, including the PRI, the PAN and the Partido de la Revolución Democrática (the Party of the Democratic Revolution) or PRD, each with its own political platform. As a result, we cannot predict which party will prevail in the elections or whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions or the industry in which we operate in Mexico and therefore our results of operations and financial position.
Adverse economic developments in Mexico may adversely affect our financial condition and results of operations.
     We are a Mexican company with a substantial part of our operations and assets in Mexico. For the year ended December 31, 2005, 79.5% of our total revenues were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deteriorations in economic conditions that have had a negative impact on our company. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results of operations.
     Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.
Downturns in the Mexican economy adversely affect us.
     The majority of our customers are Mexican companies or individuals and a substantial part of our operations and our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Paper and packaging prices in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Mexican gross domestic product, or GDP, grew by 1.4% in 2003, 4.2% in 2004 and 3.0% in 2005. If the Mexican economy experiences a slow rate of growth, our business, financial condition and results of operations may be adversely affected because our customers may reduce their consumption of our products.
Depreciation of the Mexican peso relative to the dollar may impair our ability to service our debt and adversely affect our profitability.
     The peso has depreciated substantially against the dollar in the past and may depreciate significantly in the future. The value of the peso, based on the exchange rate calculated and published by Banco de México (the Mexican Central Bank), declined by 7.6% against the dollar in 2003, and appreciated by 0.8% against the dollar in 2004 and by 4.6% against the dollar in 2005. Depreciation of the peso relative to the dollar adversely affects our results of operations by increasing our dollar-based costs, including our cost of borrowing, since the peso cost of interest payments on our dollar-denominated indebtedness increases. For example, the 7.6% depreciation of the peso against the dollar that occurred in 2003 generated an exchange loss of Ps 892.8 million which was one of the factors leading to our net loss of Ps 3,640.8 million in 2003. Substantially all of our indebtedness is denominated in dollars, while a majority of our revenues and operating expenses are denominated in pesos. We do not have in place hedging arrangements with respect to depreciation risk because we do not believe them to be cost effective for our company.
     A severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into dollars for the purpose of making timely payments of interest and principal on our dollar-denominated indebtedness. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods.
An increase in inflation may increase our operating costs but not our revenues.
     Our profitability may be adversely affected by increases in inflation. Inflation in Mexico, as measured by changes in the NCPI, as provided by the Mexican Central Bank, was 4.0% in 2003, 5.2% in 2004 and 3.3% in 2005. However, Mexico has experienced high levels of inflation in the past. High levels of inflation would cause our operating costs to increase because approximately 82.5% of our cost of goods sold and selling, general and administrative expenses are payable in pesos and generally are based on short-term contracts, which may be subject to inflationary pressures. However, the prices that we charge for our products are generally denominated in dollars or are dollar-linked and may not increase at the same rate as our costs because the prices that we charge our customers for products are either fixed by long-term contract or effectively limited by the competitive nature of the markets in which we operate. If we are unable to pass on the increased costs of our inputs to our customers, the real prices of our products will not keep pace with inflation, and as a result, our operating income may decline.
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
Future sales of our Series A Shares directed by Banamex may affect the stock prices of our Series A Shares and ADSs
     Administradora Corporativa y Mercantil, S.A. de C.V., or ACM, and a trust organized for the benefit of certain members of the Rincón family have pledged Series A Shares representing approximately 28.0% of our issued and outstanding capital stock in favor of Banco Nacional de México, S.A., or Banamex. Under the terms of the pledge agreements, Banamex has the right to cause ACM and the trust to sell all or part of the Series A Shares held by ACM or the trust if the price of the Series A Shares on the Mexican Stock Exchange meets or exceeds the peso equivalent of US$1.50. Banamex may exercise this right at any time whether or not an event of default under these pledge agreements has occurred. Any such sales could adversely affect the market price of the Series A Shares and the ADSs.
Because our accounting standards are different from those in other countries, investors may find it difficult to accurately assess our business and financial operations.
     We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP as further discussed in note 23 to our audited consolidated financial statements. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries.
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
     Holders of our ADSs may not vote at our shareholders meetings. Each of our ADSs represents two CPOs and each CPO represents a financial interest in one Series A Share. Holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Series A Shares in the same manner as the majority of the Series A Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Rincón Family Trust owns a majority of the shares of Series A Shares that are not held in the CPO Trust.
Holders of ADSs may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of such holders equity interest in our company.
     Under Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are commonly referred to as preemptive rights. We may not be legally permitted to allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase unless (1) we file a registration statement with the United States Securities and Exchange Commission, or the SEC, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.
     We cannot make any assurances that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering or that an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, will be available. As a result, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering.
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

Item 4. Information on Our Company.
     We are a vertically integrated producer of paper and packaging products with a distribution network that links our strategically located facilities with our customers. We believe that these factors, as well as our investment in modern manufacturing technology and our access to raw materials as Mexico’s only producer of unbleached virgin kraft pulp and one of Mexico’s largest users of recycled paper, based on information published by the Mexican National Chamber for the Pulp and Paper Industry, allow us to be one of the industry’s lowest cost producers. In 2005, our total sales volume was 1,336.5 thousand short tons.
     We are a strategically-focused paper company, supplying companies in the traditional Mexican export sector and major manufacturers in Mexico, as well as the maquiladora sector. We produce and supply paper to our converting facilities that in turn manufacture packaging products. Our products include:
•	Paper: containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet;

•	Packaging: corrugated containers and multi-wall sacks; and

•	Other: plywood.
     We sell our products to a broad range of Mexican and United States manufacturers of consumable and durable goods, including the maquiladora sector and Mexico’s major exporters. Our customers in the United States and Mexico include many of the largest industrial, construction, consumer, agreicultural and media companies such as Pepsico, Vitro, El Universal, Apasco, Kimberly Clark, Comisión Nacional de Libros de Texto Gratuitos and Chiquita. In Mexico, we produce containerboard, corrugated containers, multi-wall sacks, newsprint, uncoated free sheet and plywood. In the United States, we produce containerboard and corrugated containers.
     Our net sales were Ps 8,143.3 million in 2005. In 2005, approximately 24.9% of our sales were made in dollars, with the balance primarily dollar-linked. In 2005, 79.5% of our total sales were made in Mexico and 20.5% were made in and into the United States.
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

North American Paper and Packaging Industry
     Since mid-1995, the North American paper and packaging industry has experienced a prolonged down-cycle characterized by continued price pressures, excess capacity and the inability of many industry participants to earn satisfactory returns on capital. To maintain reasonable capacity utilization, U.S. paper producers have generally maintained high export levels over the past three years, including in the exports to Mexico. These exports have increased supply in the Mexican market and kept pressure on Mexican paper prices during 2005.
Mexican Paper Industry
Apparent Demand for Paper Industry
     Based on installed capacity, Mexico’s paper industry is one of the largest in Latin America, according to the 2005 annual report of the Mexican National Chamber for the Pulp and Paper Industry. The total size of Mexico’s paper industry in 2005, based on “apparent demand,” was 7,012 million short tons according to the 2005 annual report of the Mexican National Chamber for the Pulp and Paper Industry. Mexican production is distributed among 64 plants. Apparent demand consists of domestic production, as reported by manufacturers, plus imports, minus exports.
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
Mexican Apparent Demand
for the Paper Industry
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%	% GDP
Year	Production	Imports	Exports	Demand	Change	Change
2001	4,272	1,884	237	5,919	1.1%	(0.2)%
2002	4,451	1,997	227	6,221	5.1%	0.8%
2003	4,497	2,090	197	6,391	2.7%	1.4%
2004	4,766	2,227	282	6,711	5.0%	4.2%
2005	4,904	2,381	273	7,012	4.5%	3.0%

Source: 2005 Annual Report, Mexican National Chamber for the Pulp and Paper Industry
     The dominant portion of the total market for paper products is the market for packaging paper. The table below shows Mexican apparent demand from 2001 to 2005 for packaging paper in short tons. In 2005, packaging paper accounted for 57.7% of Mexico’s total paper production and 54.7% of apparent demand for paper. Mexican production of packaging paper as a percentage of apparent demand has declined from 77.2% in 2000 to 73.7% in 2005.
Mexican Apparent Demand for Packaging Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2001	2,478	878	73	3,283	2.9%
2002	2,622	928	68	3,482	6.1%
2003	2,645	955	54	3,546	1.8%
2004	2,788	1,054	111	3,731	5.2%
2005	2,829	1,114	107	3,836	2.8%

Source: 2005 Annual Report, Mexican National Chamber for the Pulp and Paper Industry

     The table below shows Mexican apparent demand in short tons from 2001 to 2005 for printing and writing paper. In 2005, printing and writing paper accounted for 16.2% of Mexico’s total paper production and 19.1% of apparent demand for paper. Mexican production of printing and writing paper as a percentage of apparent demand has declined from 68.3% in 2000 to 59.3% in 2005.
Mexican Apparent Demand for Printing and Writing Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2001	726	388	15	1,099	(1.1)%
2002	769	409	22	1,156	5.2%
2003	763	448	11	1,200	3.8%
2004	761	492	20	1,233	2.8%
2005	795	569	23	1,341	8.4%

Source: 2005 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.
     The table below shows Mexican apparent demand in short tons from 2001 to 2005 for newsprint in short tons. In 2005, newsprint accounted for 5.8% of Mexico’s total paper production and 6.3% of apparent demand for paper. Mexican production of newsprint as a percentage of apparent demand declined from 63.0% in 2000 to 47.9% in 2003, but recovered in 2004 and 2005 reaching 64.1% in 2005.
Mexican Apparent Demand for Newsprint
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2001	263	210	23	450	0.9%
2002	217	214	—	431	(4.3)%
2003	213	235	3	445	3.3%
2004	278	188	1	465	4.5%
2005	282	164	6	440	(5.4)%

Source: 2005 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.
Pricing
     In the past three years, prices in Mexico for the types of paper that we make have been influenced by a combination of factors, including:
•	the rate of growth of the Mexican economy and the demand for packaging;

•	prevailing inflation rates in Mexico;

•	U.S. paper price levels;

•	prevailing international prices for paper and packaging; and

•	fluctuations in the peso/dollar exchange rate.
     Containerboard, newsprint and uncoated free sheet are commodities priced in relation to international prices for paper, recycled fiber and pulp. Because the paper industry is highly capital intensive, prices may also be affected by industry capacity utilization rates, by additions of new capacity and by plant closures.

     Prevailing international prices for containerboard decreased by 1.3% during 2003, and increased by 26.0% in 2004 and approximately 3% in 2005. Prevailing international prices for uncoated free sheet increased by approximately 8% in 2003, 2% in 2004 and 4% in 2005. Prevailing international prices for newsprint increased by 5.2% in 2003, 7.7% during 2004 and approximately 7% in 2005.
     With generally low prices for containerboard in the United States over the last three years, competition in Mexico from imports has increased. Changes in our prices for containerboard are generally correlated to changes prevailing prices in the United States, although we and other Mexican containerboard producers generally set prices at a discount to prevailing prices in the United States.
     The prices of corrugated containers and multi-wall sacks in Mexico are affected by prevailing prices of containerboard, as well as the following factors:
•	resistance specifications;

•	quality control;

•	customer service;

•	printing and graphics specifications;

•	volume of production runs; and

•	proximity to customers and industrial centers (due to the transportation cost of converted products).
     With generally low prices for packaging products in the United States over the last three years, competition in Mexico from imports has increased. Changes in our prices for packaging products are generally correlated to changes prevailing prices in the United States, although we and other Mexican packaging producers generally set prices at a discount to prevailing prices in the United States.
Tariffs
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
History and Development of Our Company
     We were incorporated on January 22, 1982 for a period of 99 years. However, some of our underlying operating companies have been in existence since 1975. We were formed in 1975 from the combination of a forest products transportation company and a regional wholesaler of building products. Between 1987 and 2000 we pursued a strategy of vertical integration, implemented by both acquisitions and internal expansion, to attain our present position as Mexico’s largest producer, in terms of capacity, of containerboard and corrugated containers, based on information published by the Mexican National Chamber for the Pulp and Paper Industry.

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
Significant Developments During 2005 and Recent Developments
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
     On February 23, 2005, our plan of reorganization was consummated. As a result:
•	Bank creditors of our company with claims against our company in the aggregate amount of US$136.3 million (Ps 1,611.3 million) received 2,392,957 of our Series B Shares, representing 2.16% of our issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit

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
Acquisition of Empaques del Norte
     On April 11, 2005, our company entered into an agreement to acquire all of the capital stock of Empaques del Norte, S.A. de C.V. for US$5.8 million (Ps 64.9 million). The purchase price was paid in installments between April 2005 and May 2006. Empaques del Norte, S.A. de C.V. owns a corrugated container plant with an annual production capacity of 25,000 short tons.
Acquisition of Líneas Aéreas
     On April 18, 2005, our company purchased substantially all of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V., or Líneas Aéreas, for Ps 15.0 thousand from certain members of the Rincón family and some of their children. Líneas Aéreas owns two business jets and provides transportation services to our subsidiaries and third parties. In connection with this transaction, we assumed a financial lease agreement with GE Capital Leasing with respect to one of the business jets. We have entered into a contract to sell one of these business jets for US$6.0 million and expect that the closing under this contract will occur in July 2006.
Acquisition of Inmobiliaria Industrial
     On June 28, 2005, our company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S.A. de C.V. for Ps 735.0 thousand. This company was owned by some of the members of the Rincón family.
Sale of Chihuahua Particleboard Plant
     On July 15, 2005, our subsidiaries, Ponderosa Industrial de México, S.A. de C.V., or Ponderosa, and Compañía Forestal de Durango, S.A. de C.V., sold the assets of our Chihuahua particleboard plant for Ps 334.4 million (US$30 million). As a result of this sale, the capacity of our other segment was reduced by 200 thousands short tons, we ceased producing particleboard and, as of the date of this annual report, we no longer have any discontinued operations.
Recapitalization of Series A Shares and Series B Shares
     On January 25, 2006 and February 20, 2006, respectively, our board of directors and shareholders approved a recapitalization of our company under which we created a new sole series of common stock, no par value, and each of our outstanding Series A Shares and Series B Shares will be converted into one newly issued share of common stock. Following this recapitalization:
•	each of our outstanding CPOs will represent a financial interest in one share of our common stock;

•	each of our outstanding ADSs will continue to represent two CPOs; and

•	we expect that our common stock will be listed on the Mexican Stock Exchange.

     We expect that the new common stock will be publicly traded over the Mexican Stock Exchange, subject to the approval of the CNBV and to the registration of the new common stock with the National Stock Registry of the CNBV. If approved and registered by the CNBV, we expect that the recapitalization and public trading of the new common stock will become effective within 15 days following the date on which the CNBV grants its approval.
Debt Reduction Program
     On February 27, 2006, we announced a debt reduction program to be undertaken during 2006. As of June 27, 2006, we have prepaid US$66.4 million of our outstanding debt and made amortization and payments at maturity of an additional US$4 million. The following are the most significant pre-payments made under this debt redection program:
•	we have prepaid US$47.0 million to Bancomext under certain outstanding loan agreements;

•	we have prepaid US$10.0 million to Bank of Albuquerque, representing the full amount outstanding under our loan agreement with Bank of Albuquerque;

•	we have prepaid US$4.8 million to GE Capital Leasing under our capital leases, representing the full amount outstanding under these leases; and

•	we have prepaid US$4.6 million to GE Capital Corporation under an outstanding capital lease.
We have financed these prepayments through the issuance and sale of capital stock of Pipsamex to our majority stockholders, the proceeds from the divestiture of some minor non-strategic assets and operating cash flow.
Tizayuca Mill Lease Agreement
     On March 31, 2006, we purchased land and an industrial facility in Tizayuca, Hidalgo at which a paper mill and converter are located for US$10.0 million. Effective March 31, 2006, we entered into an operating lease agreement under which we lease machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at the Tizayuca industrial facility. The lease agreement has a term of 7.5 years and requires payments over its term of US$65.9 million. We have an option to purchase the machinery and equipment for fair market value on the seventh anniversary of the commencement of this lease.
Subsidiaries and Operating Divisions
     The following chart sets forth our organizational structure as of June 27, 2006.

* CONICEPA =	Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V.	(1) (2) (3)	4.92% is controlled through Empaques de Cartón Titán
16.19% is controlled through Compañia Papelera de Atenquique
19.80% is controlled through Empaques de Cartón Titán, and 27.24% is controlled through Corporación Durango
     We are comprised of various operating divisions that are distinguished by product type as follows:
•	Paper: the Grupo Durango division, the Grupo Pipsamex division and Durango McKinley Paper Company

•	Packaging: Titán and its subsidiaries, or the Titán Group, and Durango McKinley Paper Company

•	Other: Ponderosa
     Our operating divisions are:
•	Grupo Durango. The Grupo Durango division produces containerboard. In 2005, approximately 85% of the 651.1 thousand short tons of linerboard and corrugating medium shipped by the Grupo Durango division was used to supply the Titán Group. The remainder of its production was sold to third party manufacturers in Mexico and the United States.

•	Grupo Pipsamex. The Grupo Pipsamex division produces newsprint and bond paper. In 2005, the Grupo Pipsamex division sold 142.4 thousand short tons of newsprint and 133.0 thousand short tons of uncoated free sheet. The Grupo Pipsamex division’s sales are predominantly to the Mexican market with the balance primarily sold in the United States.
•	Durango McKinley. Durango McKinley Paper Company is a recycled linerboard manufacturer located in the southwestern United States that serves the maquiladora region. Durango McKinley Paper Company is a significant collector of OCC material, which is processed to create recycled fiber. In 2005, approximately 81% of the paper needs of our packaging operations in Texas were supplied by other paper producers that supplied this paper in exchange for paper produced by Durango McKinley Paper Company.

•	Packaging. Our packaging division, which includes the packaging operations of Durango McKinley Paper Company and the Titán Group, is a large paper-based packaging manufacturer. The packaging division’s 2005 sales of 708.6 thousand short tons consisted almost entirely of corrugated containers and multi-wall sacks. The Grupo Durango division supplies approximately 97% of the Titán Group’s containerboard requirements. Waste material generated in production of corrugated containers is sold back to the Grupo Durango division for recycling and to produce pulp. The Titán Group’s sales are primarily to Mexico and the export sector.

•	Ponderosa. Ponderosa, a forest-based building products manufacturer, markets its products throughout the NAFTA region. In 2005, Ponderosa’s continuing operations sold 9.7 thousand short tons of plywood.
     The Grupo Durango division, Durango McKinley Paper Company and the Titán Group are vertically integrated with the Grupo Durango division and Durango McKinley Paper Company supplying substantially all of the containerboard used by our packaging division. This integration enables us to limit purchases from external suppliers and reduce costs.
Our Products
General
     Our main product groups are:
•	Paper—containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet (bond, book stock, miscellaneous free sheet);

•	Packaging—corrugated containers and multi-wall sacks; and

•	Other—plywood.
     The total capacity of our continuing operations by product and number of mills and plants as of December 31, 2005, and our actual production for the periods indicated, is as follows:

					Production at December 31,
	Installed Capacity at		Mills/
Product Type	December 31, 2005		Plants		2005	2004	2003
	(in thousands of short
	tons per year)				(in thousands of short tons)
Paper:
Containerboard	900.0		6		924.0	891.8	859.9
Newsprint	160.0		1		148.1	160.4	131.0
Uncoated free sheet	155.0		1		155.4	133.1	143.5

Total Paper	1,215.0		8		1,227.5	1,185.4	1,134.3
Packaging:
Corrugated containers	917.0	(1)	19	(1)	662.8	632.5	627.6
Multi-wall sacks	66.0		3		43.6	39.2	36.9
Total Packaging	983.0		22		706.4	671.6	664.6
Other products (2)	58.0		3		9.9	10.5	10.2

Total Production	2,256.0		33		1,943.8	1,867.5	1,809.1

(1)	Includes 58,000 tons of capacity at our Titán Tlalnepantla Plant. On December 30, 2005, we suffered a casualty loss at this plant as a result of a fire. This plant has been out of service since that date. We expect to reopen this plant by the end of 2006.

(2)	Does not include the capacity or production of our Chihuahua particleboard mill as we include the results of our Chihuahua particleboard mill in discontinued operations.
     The total sales volume of our continuing operations to third-parties and net sales by product for the periods indicated is as follows:

	December 31,
Product Type	2005			2004			2003
	Sales volume	Net Sales		Sales volume	Net Sales		Sales volume	Net Sales
	(in thousands	(in millions of		(in thousands	(in millions of		(in thousands	(in millions of
	of short tons)	constant pesos)		of short tons)	constant pesos)		of short tons)	constant pesos)
Paper:
Containerboard	342.8	Ps	1,381.3	341.6	Ps	1,575.9	312.7	Ps	1,252.6
Newsprint	142.4		936.7	158.1		955.4	130.8		734.2
Uncoated free sheet	133.0		1,172.1	121.1		1,023.2	124.4		1,000.8

Total Paper	618.1		3,490.1	620.7		3,554.5	567.9		2,987.6

Packaging:
Corrugated containers	665.1		4,153.0	632.2		4,027.0	615.6		3,928.3
Multi-wall sacks	42.0		388.9	39.9		347.2	35.9		319.6
Paper tubes (1)	1.5		10.9	—		—	0.4		3.2

Total Packaging	708.6		4,552.8	672.1		4,374.2	652.0		4,251.0
Other products	9.7		100.4	11.7		110.5	10.8		88.7

Total Sales Volume	1,336.5	Ps	8,143.3	1,304.5	Ps	8,039.3	1,230.7	Ps	7,327.3

(1)	In April 2003, we sold our paper tube manufacturing operation to Tubos y Especialidades de México, S.A. de C.V., a related party, eliminating our production of paper tubes. In January, 2005, we purchased machinery to manufacture paper tubes.
Paper Products
     Below is a description of our paper products and their usage.

Product Description and Usage

Containerboard	We produce linerboard and corrugating medium, white-top and mottled white linerboard and paper, and high-performance linerboard. Our products are used by corrugated container manufacturers in the production of a wide variety of corrugated containers.

Newsprint	We produce standard, peach and improved newsprint. Our products are used by newspaper and magazine publishers and advertisers for newspapers, books, advertisements, and magazines.

Uncoated free sheet	We produce bond, forms, tablet, copy, and book stock and miscellaneous free sheet. Our products are used by consumer goods and office supplies producers for printing and writing paper, office supplies, and educational books.
     We are able to produce a wide variety of paper products, in terms of weight and resistance, and we can use virgin and recycled fiber as raw material in different proportions to achieve the characteristics required by our customers. We sell our linerboard in rolls of varying widths depending on the capacity of the converting machinery on which it will be used.

Packaging Products
     Below is a brief description of our packaging products and their usage.

Product Description and Usage

Corrugated containers	We produce corrugated containers manufactured in converting plants from containerboard. Our products are used by consumer, industrial and agricultural goods producers to ship products including home appliances, electronics, spare parts, grocery products, produce, books, tobacco and furniture.

Multi-wall sacks	We produce flat, expandable, glued, sewn and laminated sacks. Our products are used by cement, powdered foods and chemicals manufacturers for delivery of cement, flour, powdered food, chemical products, gypsum and lime products.
     We produce a wide range of corrugated containers depending on the product to be shipped, its size and weight and the distance the product is to be shipped. Our multi-wall sacks are high-resistance containers that are designed to be used reliably in adverse conditions of filling, handling, transportation, warehousing and distribution. The multi-wall sacks we manufacture are made from paper produced from virgin pulp which gives our sacks their superior strength.
Other Products
     We produce pine plywood. Our pine plywood is used in the construction industry in Mexico and the United States. Other uses are for signs, doors, concrete pouring, and toys.
Customers
     We primarily sell our products in Mexico and the United States. In 2005, 79.5% of our total sales were made in Mexico and 20.5% were made in and into the United States.
     Our major customers in Mexico and the United States include:

Paper	Packaging	Other Products
Mexico:	Mexico:	Mexico:
El Universal Compañía Periodística Nacional, S.A. de C.V.	Grupo Vitro, S.A. de C.V.	Maderería El Cueramo, S.A. de C.V.
Duro Bag Comisión Nacional de Libros de Texto Gratuitos	Grupo Pepsico, S.A. de C.V. Kimberly Clark de Mexico, S.A. de C.V.	Mexicana Pacific, S.A. de C.V. Triplay Alameda, S.A. de C.V. Aglomerados y Triplay VIC, S.A. de C.V.
Allen del Norte, S.A. de C.V. Grupo Apasco, S.A. de C.V. Chiquita, S.A. de C.V.

United States:	United States:
South Key Mission	Harris Packaging Bronco Packaging Bana, Inc. Victor Pkg — Dallas
Sales and Marketing
     In 2005, sales to our 10 largest customers accounted for approximately 28% of our net sales. None of our customers accounted for a material amount of our revenues. We do not believe that the loss of any single customer would have a material adverse effect on our business.

     Our sales and marketing staff are responsible for identifying and developing markets as well as notifying our research and development staff of customer product requirements. We sell our products through our direct sales force at our Mexican offices located in Mexico City, Guadalajara and Monterrey, Mexico, and our U.S. offices located in Albuquerque, New Mexico and Dallas, Texas. As of December 31, 2005, we had approximately 208 employees involved in direct sales. We make substantially all of our sales directly to our clients. We use brokers only in limited circumstances.
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
Recycled Fiber
     Our business is affected by trends in international and domestic prices of OCC and ONP material. In Mexico, the price differential between domestic and imported OCC and ONP material fluctuates in peso terms, due to demand and currency fluctuations, and at any given time we may supply ourselves from either market, depending on the then current price differential. In 2005, approximately 73% of the fiber we used in our Mexican operations was recycled and approximately 49% of this recycled fiber was imported from third party producers.
     In the United States, our McKinley mill uses only recycled fiber. In 2005, our recycling centers in Albuquerque, Phoenix and El Paso provided approximately 39% of our fiber requirements in the United States and we obtained the balance of our recycled fiber requirements in the open market.
Pulp
     We are Mexico’s sole producer of unbleached kraft pulp and we are currently able to produce 80,000 short tons of unbleached kraft pulp per year, which is more than sufficient to supply our internal requirements for virgin kraft pulp. We are also able to produce 79,000 short tons per year of chemical thermo-mechanical pulp, 52,000 short tons per year of thermo-mechanical pulp, 79,000 short tons per year of sugar cane bagasse pulp, and 197,000 short tons per year of deinked pulp.
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
Electric Power
     Our Mexpape and Tuxtepec mills generate approximately 50% of their electric power, and our Centauro and Atenquique paper mills generate approximately 20% of their electric power. The balance of our electricity requirements in Mexico is purchased from the Comisión Federal de Electricidad, the Mexican state-owned electric company. The contracts for electric power supply signed with the Mexican state-owned electric company are the standard contracts used for all Mexican companies and there is no specific termination date for the contracts.
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
     At December 31, 2005, we owned approximately 90 trailer trucks and had access to approximately 1,500 additional trailer trucks owned by independent operators who provide services principally to us. We use our trucks to transport wood from forests to our production facilities, and we also use our trucks, and trucks operated by independent operators, to ship finished products to our customers in Mexico and in the United States. The independent operators benefit from their relationship with us because they can frequently haul our finished goods to industrial centers and raw material in the form of recycled fiber to our plants on a single round trip. This also reduces our shipping costs.
     Among our products, containerboard, newsprint and printing grades, which are transported in large rolls, can be economically shipped over long distances. Corrugated containers and multi-wall sacks have a much smaller economic shipping radius because their low density results in a relatively high transport cost per ton compared to paper. Consequently, our broad network of container and bag plants, located near major industrial centers around Mexico, is an important factor in the timely and economic delivery of our packaging products to both local and national customers.
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
Our Competition
     In 2005, approximately 68% of our net sales of paper to third parties were to customers in Mexico and the remainder was to customers in the United States. In 2005, approximately 88% of our net sales of packaging products to third parties were to customers in Mexico and the remainder was to customers in the United States.
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
     In the United States, we compete with a number of paper producers and packaging producers, including Smurfit Corp., Stone Container Corp., International Paper, Abitibi Consolidated, Inc., Packaging Corporation of America, Bowater Incorporated, and Weyerhaeuser Company, many of which have greater financial resources than we do.
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
     We produce, distribute and sell different paper grades and paper products, which we believe gives us, unlike our Mexican competitors, the flexibility to reduce the impact of cyclically occurring in the market. We can increase paper production for export opportunities, as conditions warrant, such as changes in raw material prices, without interrupting a steady supply of paper to our internal converting operations and our existing customers. While the elimination of Mexican tariffs under NAFTA has increased our competition from U.S. producers of all of our paper products, we are not aware of any plans by domestic or foreign producers to construct additional production capacity in Mexico.
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
     We are committed to protecting the health and welfare of our employees, the public, and the environment and we strive to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. See “Item 5. Operating and Financial Review and Prospects—Contractual Commitments and Capital Expenditures—Capital Expenditures.” In any construction of new facilities and the modernization of existing facilities, we intend to use modern technology for our air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.
Insurance
     We carry “all risk” insurance policies for each of our facilities. These policies cover our property, plant, equipment, raw materials, finished products and inventory at levels customary with market practice.
Property, Plant and Equipment
     The table below sets forth information regarding the identity, location, products and capacity of our production facilities as of December 31, 2005:

Short tons
per year

Paper:
Containerboard
Centauro Mill (Durango)	275,000
Atenquique Mill (Jalisco)	145,000
McKinley Mill (New Mexico, U.S.)	210,000
Monterrey Mill (Nuevo León)	138,000
Guadalajara Mill (Jalisco)	55,000
Texcoco Mill (Edo. de México)	27,000
Tuxtepec Mill (Oaxaca) (2)	50,000

Total	900,000
Newsprint
Tuxtepec Mill (Oaxaca) (2)	160,000

Uncoated Free Sheet
Mexpape Mill (Veracruz)	155,000

1,215,000

Pulp:
Unbleached Softwood Pulp
Atenquique Mill (Jalisco)	80,000

Bleached Chemical Thermomecanical Pulp
Pipsamex Pulp Mill (Durango) (3)	79,000

Thermomecanical Pulp (TMP)
Tuxtepec Pulp Mill (Oaxaca)	52,000

Short tons
per year
Bleached Bagasse Pulp
Mexpape Pulp Mill (Veracruz) (3)	79,000

Bleached Deinking Pulp
Tuxtepec DIP Mill (Oaxaca)	92,000
Mexpape DIPHB Mill (Veracruz)	105,000

Total	197,000

487,000

Packaging:
Corrugated containers
Mexicali Plant (Baja California Norte) (1)	39,000
Chihuahua Plant (Chihuahua)	37,000
Monterrey Centro Plant (Nuevo León)	52,000
Cartonpack (Nuevo León) (1)	59,000
Monterrey Plant (Nuevo León)	56,000
Culiacán Plant (Sinaloa) (1)	39,000
Guadalajara Plant (Jalisco) (1)	52,000
Guadalajara Ceosa Plant (Jalisco)	39,000
Guadalajara San Sebastián Plant (Jalisco)	16,000
Querétaro Plant (Querétaro)	47,000
Atenpack Juárez Plant (DF)	51,000
Atenpack Tultitlan Plant (Edo. De México)	52,000
Titán Tlalnepantla Plant (Edo. De México) (1)(3)(4)	58,000
Eyemsa Izcalli Plant (Edo. de México)	47,000
Eyemsa Tlalnepantla Plant (Edo. de México)	46,000
Eyemsa Tapachula Plant (Chiapas)	52,000
Eyemsa Tepatitlán Plant (Jalisco)	50,000
Empaques del Norte Plant (Monterrey)	25,000
Durango McKinley Paper Dallas Plant (Texas, U.S.)	100,000

Total	917,000
Multi-wall Sacks
Cd. Guzmán Plant (Jalisco)	22,000
Tula Plant (Hidalgo) (1)	22,000
Apasco Plant (Edo. de México)	22,000

Total	66,000

983,000

Other:
Plywood Anahuac Mill (Chihuahua) (3)	26,000
Particleboard Durango Mill (Durango) (3)	17,000
Plywood Durango Mill (Durango)	15,000

Total	58,000

(1)	Leased facility.

(2)	This mill has a total capacity of 210,000 short tons of newsprint; however, as this mill has the ability to produce 50,000 short tons of containerboard per year on one of its newsprint machines and we used this machine principally to produce containerboard during the year ended December 31, 2005, we have reflected this amount as containerboard capacity as of December 31, 2005.

(3)	These facilities are not currently in operation.

(4)	On December 30, 2005, we suffered a casualty loss at this plant as a result of a fire. This plant has been out of service since that date. The delivery commitments and customers of this plant are currently being served by our other corrugated container plants. We expect to reopen this plant by the end of 2006.
     Effective March 31, 2006, we entered into an operating lease agreement under which we lease machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at the Tizayuca industrial facility. The capacity of this industrial facility is not included in the table above. The raw materials used by the Tizayuca paper mill consist entirely of OCC purchased in Mexico, a substantial portion of which is supplied by a nearby recycling facility. The Tizayuca industrial facility includes a generator fueled by natural gas which generates all of the electricity used by this facility, and obtains all of its water from wells located at this facility.
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
     The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 included in this annual report, as well as with the information presented under “Introduction—Presentation of Financial and Other Information” and “Item 3: Key Information—Selected Consolidated Financial Data.”
     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Introduction—Special Note Regarding Forward-Looking Statements” and “Item 3: Key Information—Risk Factors.”
General
     The discussion and analysis of our financial condition and results of operations have been organized to present the following:
•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting estimates;

•	a discussion of the principal factors that influence our results of operations and liquidity;

•	a discussion of developments since the end of 2005 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2005, 2004 and 2003;

•	a discussion of our liquidity and capital resources, including our changes in financial position for the years ended December 31, 2005, 2004 and 2003, and our long-term indebtedness;

•	a discussion of our capital expenditures and our contractual commitments; and

•	a discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our financial statements.
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
     Our results of operations have been influenced and will continue to be influenced by a variety of factors, including:
•	the substantial reduction in our production capacity and product offerings as a result of the disposition of Pronal and the molded pulp division of Empaques de Cartón Titán, or Titán, and our disposition of our Chihuahua particleboard plant;

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness, which affects our net financial expenses;

•	the Mexican and U.S. market prices of corrugated containers, containerboard and newsprint, which significantly affect our net revenue;

•	the level of production capacity in the United States and Mexico for the products that we sell and our capacity utilization rate, which significantly affects the cost of producing our products and may lead to the impairment of our assets;

•	the Mexican and U.S. market prices of OCC and ONP, the principal raw materials in our paper manufacturing operations, which significantly affect the cost of producing our products;

•	the growth rates of Mexican GDP and U.S. GDP, which affect the demand for our products, and consequently our sales volume;

•	the exchange rate of the peso against the dollar, which affects our net sales in pesos and our financing costs;

•	inflation rates in Mexico; and

•	our ability to use our net operating loss carryforwards.
Our financial condition and liquidity are and will be influenced by a variety of factors, including:
•	our financial restructuring following our defaults on our unsecured debt in November 2002;

•	our ability to generate cash flows from our operations;

•	prevailing domestic and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our limited ability to borrow funds from Mexican and international financial institutions or to sell our debt securities in the Mexican and international securities markets, primarily as a result of covenants included in our restructured indebtedness; and

•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities.
Financial Presentation and Accounting Policies
Consolidated Financial Statements
     We have prepared our audited consolidated financial statements at December 31, 2005 and 2004 and for the three years ended December 31, 2005 in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 23 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2005 and 2004 and for the three years ended December 31, 2005.
Business Segments
     We manage our business and report our results on a product basis in three segments. Our reportable segments are:
•	Paper — This segment includes our production and sale of containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet. This segment includes the operating results of the Grupo Durango division and the Grupo Pipsamex division in Mexico and Durango McKinley Paper Company’s paper operations in the United States.

•	Packaging — This segment includes the production and sale of corrugated containers, multi-wall sacks and paper tubes. This segment includes the operating results of the packaging division in Mexico and the U.S.

•	Other — This segment includes the production and sale of plywood.
     In 2005, paper products accounted for 42.9% of our net sales to third parties, packaging products accounted for 55.9% of our net sales to third parties and other products accounted for the remaining 1.2% of our net sales to third parties.
Discontinued Operations
     In connection with our financial and operating restructuring, during 2003 we authorized the discontinuation and/or sale of some subsidiaries or significant assets. The related assets, liabilities and operating results are presented in our audited consolidated financial statements as discontinued operations. In 2003, our discontinued operations consisted of (1) the molded pulp division of Titán, which we sold on February 27, 2003, (2) Pronal, which we sold on November 14, 2003, and (3) the Chihuahua particleboard plant of Ponderosa. In 2004, our discontinued operations consisted of the Chihuahua particleboard plant of Ponderosa. In 2005, our discontinued operations consisted of the Chihuahua particleboard plant of Ponderosa, which we sold on July 15, 2005.
Critical Accounting Estimates
     We have identified the most critical accounting estimates that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting estimates under Mexican GAAP.
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
Property, plant and equipment
     Fixed assets and intangible assets are assigned useful lives, which impact the annual depreciation and amortization expense. The assignment of useful lives involves significant judgments and the use of estimates. Changes in technology or changes in intended use of these assets may cause the estimated useful life to change. We also evaluate the carrying value of property, plant and equipment to be held and used and any assets to be disposed of when events or circumstances suggest that the carrying value may not be recoverable, such as temporary shut downs of plants or permanent closures. Such reviews have been necessary in recent years.
     Prior to December 31, 2003, Mexican GAAP required the calculation of impairment of long-lived assets by comparing the unamortized carrying amount of the asset to the undiscounted future expected cash flows to be generated by the assets, without interest charges. Under these rules, if the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss was recognized for the difference between the fair value and carrying value of the assets. We recorded impairment losses for our long-lived assets of Ps 656.1 million during 2003 in other income (expenses) — net in our statement of operations and reserved these amounts against the value of our property, plant and equipment on our balance sheet. The deferred income tax effect for this reserve resulted in a benefit of Ps 210.0 million during 2003, which was recorded in income tax benefit (expenses) in our statement of operations.
     On January 1, 2004, we adopted Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal,” issued by MIPA, or Bulletin C-15. Bulletin C-15 establishes general criteria for the identification and, if applicable, recording of losses from impairment or the decrease in value of long-lived tangible and intangible assets, including goodwill. Bulletin C-15 requires the calculation of impairment of long-lived assets by comparing the unamortized carrying amount of the asset to the net present value of future expected net cash flows. Under Bulletin C-15, if the net present value of future expected net cash flows is less than the carrying amount of the asset, a loss was recognized for the difference between the net present value of future expected net cash flows and carrying value of the assets. We recorded a favorable adjustment of Ps 113.8 million and a charge of Ps 479.1 million during 2005 and 2004, respectively, in other income (expenses).
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

     The estimates of undiscounted cash flows and the net present value of future expected net cash flows takes into consideration expectations of future macroeconomic conditions as well as our company’s internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk that we have considered in our valuation; nevertheless, actual future results may differ.
     For assets to be disposed of, our company assesses whether machinery or equipment can be used at other facilities and if not, estimates the proceeds to be realized upon sale of the assets. Our company has recorded impairment losses related to certain unused assets and such losses may potentially occur in the future. We reviewed the fair value less disposal cost of the long-lived assets for which management has committed to a plan of disposal, principally Ponderosa’s Chihuahua particleboard plant in 2003, and recorded impairment losses for these assets of Ps 381.8 million during 2003 in income (loss) from discontinued operations — net in our statement of operations. The deferred income tax effect for this reserve resulted in a benefit of Ps 122.1 during 2003, which was recorded in income (loss) from discontinued operations — net in our statement of operations.
Pension plans, seniority premiums and indemnities
     The determination of our obligations for pension plans, seniority premiums and indemnities are dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 11 to our audited consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.
Negative goodwill
     Until December 31, 2004, negative goodwill is amortized under the straight-line method over a period not to exceed two years, which in our opinion, approximates the period in which the acquired subsidiaries are integrated into our company. Determination of the period that it takes an acquired subsidiary to be integrated into our company involves significant judgments and the use of estimates.
     Effective January 1, 2005, Statement B-7, “Business Acquisitions”, establishes, among other things, that the purchase method should be used to account for business acquisition. In addition, it modifies the accounting treatment of goodwill, ceasing its amortization, but subjecting it to annual impairment test. Statement B-7 also provides specific guidance for the accounting for acquisition of minority interest and transfer of assets of stock among entities under common control.
     Leasing operations are registered under Statement D-5, “Leasing”. We capitalize leased asset related to industrial machinery and equipment. These assets are depreciated under the depreciation rates of the common acquired assets.
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
     The conciliator submitted our executed plan of reorganization to the Mexican court on January 11, 2005, and it was approved by the Mexican court on February 7, 2005. On February 23, 2005, our plan of reorganization was consummated. As a result:
•	Bank creditors of our company with claims against our company in the amount of US$136.3 million (Ps 1,611.3 million) received 2,392,957 of our Series B Shares, representing 2.16% of our issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of US$116.1 million (Ps 1,294.6 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears, and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.
•	Unsecured creditors of our company with claims against our company in the amount of US$510.3 million (Ps 5,689.9 million) related to our 2003 notes, 2006 notes, 2008 notes, 2009 notes and ECP note received 16,412,961 of our Series B Shares, representing 14.84% of our issued and outstanding capital stock, and an aggregate principal amount of US$433.8 million (Ps 4,836.5 million) of our 2012 notes in respect to these claims. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.
     Our obligations under the Restructured Credit Agreement and the 2012 notes are guaranteed by the following subsidiaries: (1) Administración Corporativa de Durango, S. A. de C. V., or ACD, (2) Empaques de Cartón Titán, S.A. de C.V. or Titán (3) Envases y Empaques de México, S. A. de C. V., or Eyemex, (4) Cartonpack, S.A. de C.V., or Cartonpack, (5) Industrias Centauro, S.A. de C.V., or Centauro, (6) Compañía Papelera de Atenquique, S. A. de C. V., or Atenquique, (7) Ponderosa Industrial de México, S.A. de C. V. or Ponderosa, (8) Porteadores de Durango, S. A. de C. V., (9) Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V., (10) Reciclajes Centauro, S. A. de C. V., (11) Durango Internacional, S.A. de C. V. and (12) Durango International, Inc.
     In addition, our obligations under the Restructured Credit Agreement and the 2012 notes are secured by (1) the shares of Grupo Pipsamex and Durango McKinley Paper Company, (2) the real property of ACD, Titán, Eyemex, Cartonpack, Centauro, Atenquique and Ponderosa, and (3) certain assets of Titán and Eyemex.
Disposition of Certain of Our Operations
     Our results of operations have been affected during the last three years by our disposition of some of our operations. As a result of these dispositions, our net sales, gross profit and operating income have decreased significantly and we have recorded significant other expenses and losses from discontinued operations.
Disposition of Molded Pulp Division
     On February 27, 2003, our subsidiary, Titán, sold the assets of its molded pulp division for approximately US$53.7 million (Ps 650.8 million), resulting in a gain of Ps 364.1 million, which is included in income (loss) from discontinued operations — net in the statement of operations for 2003. Pursuant to the asset purchase agreement, Titán transferred to the buyer some accounts receivable and trade accounts payable, in order to enable the buyer to continue with the production and selling of molded products. As a result of this sale, the capacity of our packaging segment was reduced by 40 thousand short tons and we ceased producing molded pulp products.
Disposition of Pronal
     On November 14, 2003, our subsidiary, Grupo Pipsamex, sold its subsidiary, Pronal, for US$28.0 million (Ps 354.2 million), resulting in a loss of Ps 486.4 million, which is included in income (loss) from discontinued operations — net in the statement of operations for 2003. As a result of this sale, the capacity of our paper segment was reduced by 160 thousand short tons and we ceased being the sole Mexican producer of newsprint.
     A portion of the proceeds of this sale was pledged to Bancomext under the terms of our loan agreements with Bancomext, and was included in our balance sheet as restricted cash as of December 31, 2003. On September 29, 2004, we used this restricted cash to prepay a portion of our loans to Bancomext.
Disposition of Mexico City Warehouse
     On November 25, 2003, our subsidiary, Grupo Pipsamex, sold a warehouse located in Mexico City for US$11.5 million (Ps 140.4 million). As part of the sale, Grupo Pipsamex reserved the right to use a portion of the warehouse representing approximately one third of the entire property for a period of five years at no cost. This sale generated a loss of Ps 210.7 million, which is recorded in other expenses — net in our statement of operations for 2003.
     A portion of the proceeds of this sale is pledged to Bancomext under the terms of our loan agreements with Bancomext, and was included in our balance sheet as restricted cash as of December 31, 2003. On September 29, 2004, we used this restricted cash to prepay a portion of our loans to Bancomext.
Disposition of Chihuahua Particleboard Operations
     During 2003, our management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. Based on negotiations with a potential buyer, we reduced the book value of the net assets to be sold by Ps 381.8 million, which reduction is included in the net loss of discontinued operations in the statement of operations for 2003.
     On July 15, 2005, our subsidiaries, Ponderosa and Compañía Forestal de Durango S.A. de C.V., sold the assets of our Chihuahua particleboard plant for US$30 million. As a result of this sale, the capacity of our other segment was reduced by 200 thousand short tons, we ceased producing particleboard and, as of the date of this annual report, we no longer have any discontinued operations.
Effect of Level of Indebtedness and Interest Rates
     At December 31, 2005, our total outstanding indebtedness on a consolidated basis was Ps 6,762.7 million. As a result of our substantial indebtedness, our company incurred interest expenses of Ps 592.4 million in 2005, Ps 1,158.3 million in 2004 and Ps 1,228.1 million in 2003. In addition, because substantially all of our indebtedness is denominated in dollars and the peso depreciated significantly against the dollar during 2003, our company incurred foreign exchange losses of Ps 892.8 million in 2003. These interest expenses and foreign exchange losses were substantial factors in our losses from continuing operations in 2004 and 2003.
     Our debt obligations with variable interest rates expose our company to market risks from changes in the London interbank offered rate, or LIBOR.
     As a result of our defaults on our unsecured debt, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, and Moody’s Investors Service, or Moody’s, have ceased rating our company and our debt instruments. As a result of the cessation of these ratings agencies’ coverage of our company and debt instruments, our access to sources of short-term and long-term financing has been severely restricted.
Pricing of Our Products
     In 2005, paper products accounted for 42.9% of our net sales to third parties and packaging products accounted for 55.9% of our net sales to third parties. The pricing of our products is influenced by a number of factors, including:
•	industry capacity utilization and significant increases in capacity in the industry;

•	recycled fiber prices;

•	demand for packaging products as a result of the level of growth of the Mexican and U.S. economies;

•	fluctuations in the exchange rate between the peso and the dollar; and

•	prevailing inflation rates.
     Containerboard. Our prices for containerboard primarily reflect international paper prices. During 2003, our average price per short ton for containerboard declined by 5.7%, principally due to the slow economic recovery in the United States and Mexico. During 2004, our average price per short ton for containerboard increased by 15.2%, principally as a result of increased economic activity in Mexico and the United States. During 2005, our average price per short ton for containerboard declined by 12.7%, principally as a result of the contraction of the manufacturing industry in Mexico during 2005.
     Uncoated Free Sheet. Our prices for uncoated free sheet primarily reflect international paper prices. During 2003, our average price per short ton for uncoated free sheet decreased by 2.2%, principally due to the slow economic recovery in the United States and Mexico. During 2004, our average price per short ton for uncoated free sheet increased by 5.1%, principally as a result of increased economic activity in the United States and Mexico. During 2005, our average price per short ton for uncoated free sheet increased by 4.3%, principally reflecting the recovery of international prices of uncoated free sheet.

     Newsprint. Our prices for newsprint primarily reflect international paper prices. We were the only producer of newsprint in Mexico from the end of 1998, when we acquired Grupo Pipsamex, until November 2003, when we sold Pronal. During 2003, our average price per short ton for newsprint decreased by 5.3%, principally due to the slow economic recovery in the United States and Mexico. During 2004, our average price per short ton for newsprint increased by 7.7%, principally as a result of the recovery of the international price of newsprint. During 2005, our average price per short ton for newsprint increased by 8.9%, principally reflecting the recovery of international prices of newsprint.
     Packaging products. In general, the prices of our packaging products fluctuate in accordance with international prices. As a result of generally low prices for packaging products in the United States, competition in Mexico from imports has increased. During 2003, our average price per short ton for corrugated containers decreased by 2.5%, principally due to the slow economic recovery in the United States and Mexico. During 2004, our average price per short ton for corrugated containers decreased by 0.2%. During 2005, our average price per short ton for corrugated containers decreased by 2.0%, principally due to the contraction of the manufacturing industry in Mexico during 2005.
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
     We expect that these cyclical trends in international selling prices and operating margins relating to global capacity shortfalls and additions will likely persist in the future, principally due to the continuing impact of four general factors:
•	cyclical trends in general business and economic activity produce swings in demand for paper and packaging products;

•	during periods of reduced demand, the high fixed cost structure of the capital intensive paper industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;

•	significant capacity additions, whether through plant expansion or construction, can take two to three years to implement and are therefore necessarily based upon estimates of future demand; and

•	as competition in paper and packaging products is generally focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale but construction of high capacity plants may result in significant increases in capacity that can outstrip demand growth.
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

     The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,
	2005	2004	2003
Containerboard	100%	99%	99%
Newsprint and uncoated free sheet	96%	93%	94%
Corrugated containers	72%	71%	70%
Multi-wall sacks	66%	59%	56%
Effects of Fluctuations in Raw Materials Prices
     Fluctuations in the market price of OCC and ONP, which are the primary raw materials used in our paper making activities have significant effects on our costs of goods sold and the prices that we are able to charge our customers for our paper and packaging products. In addition, our cost of goods sold is significantly affected by energy costs.
Recycled Fiber Costs
     OCC and ONP are the primary raw materials used in the production of our paper products. In 2005, OCC and ONP represented approximately 40% of the total cost of goods sold of our paper segment and approximately 30% of our consolidated cost of goods sold. The cost of OCC and ONP varies in accordance with international market prices, which fluctuate depending upon the supply of OCC and ONP and the demand for finished paper. Mexican OCC or ONP prices tend to follow price movements in the United States, but are generally lower because Mexican OCC or ONP is lower in quality.
     We believe that we are one of Mexico’s largest users of recycled paper and operate recycling centers in the United States in Albuquerque and Phoenix. In 2005, approximately 39% of the OCC and ONP used in our United States paper production were collected by our recycling centers. We purchase the remainder of our OCC and ONP requirements in the open market.
     Because the primary raw material of our packaging segment is containerboard produced by our paper segment or other paper producers with cost structures similar to ours, fluctuations in the international market price of OCC and ONP result in similar fluctuations in the cost of the primary raw materials of the packaging segment.
     We attempt to revise the prices for our products, which are generally denominated in dollars or are dollar-linked, to reflect changes in the international market prices of these products, which in turn reflect fluctuations in the international market prices of OCC and ONP. However, as a result of the imbalance between supply of and demand for paper and packaging products, during 2003 we were not able to successfully pass through the increased prices of OCC and ONP to our customers.
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
Energy Costs

     In 2005, energy cost represented approximately 19% of our cost of production. In particular, our paper mills consume significant amounts of electric power. We purchase approximately 70% of the electric power needs of our Mexican operations from the Federal Electricity Commission (Comisión Federal de Electricidad), the Mexican state-owned electric company, under long-term contracts and we produce the remainder at our own power plants. These long-term contracts guarantee the supply of electric power at prices that have historically increased by the Mexican inflation rate. In the United States, our McKinley mill is supplied 100% by a rural electric cooperative at formula prices under a long-term contract. Our U.S. converting facilities purchase electric power from local utilities.
Mexican and United States Demand for Our Products
     We sell paper and packaging products in Mexico and the United States. The following is our geographic segment sales information for the periods indicated.

	Year Ended December 31,
	2005		2004		2003
	(in million of constant pesos)
Mexico	Ps	10,555.4	Ps	10,016.5	Ps	8,072.0
United States		2,291.4		2,358.6		2,072.7
Eliminations		(4,703.5)		(4,335.8)		(2,817.4)

Total	Ps	8,143.3	Ps	8,039.3	Ps	7,327.3

     In 2005:
•	approximately 68% of our net sales of paper to third parties was to customers in Mexico, and the remainder was to customers in the United States; and
•	approximately 88% of our net sales of packaging products to third parties was to customers in Mexico, and the remainder was to customers in the United States.
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
     Mexican GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Mexican GDP grew by 1.4% in 2003, 4.2% in 2004 and 3.0% in 2005 . Our management believes that economic growth in Mexico would positively affect our future net sales and results of operations. However, a recession in Mexico would likely reduce our future net sales and negatively impact our results of operations.
Effects of Fluctuations in Exchange Rates between the Peso and the Dollar
     Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the peso against the dollar because:
•	a substantial portion of our net sales are denominated in dollars or linked to dollars;

•	we have significant amounts of dollar-denominated liabilities that require us to make principal and interest payments in dollars;

•	the operations of our subsidiary, Durango McKinley Paper Company, are conducted in the United States;

•	our costs for some of our raw materials, principally imports of OCC and OPP to Mexico and certain chemicals required in our production processes, are incurred in dollars or are dollar-linked; and

•	we are permitted to deduct our foreign exchange losses in calculating our taxable income and, conversely, are required to treat foreign exchange gains as taxable income.
     Approximately 25% of our sales were made in dollars during 2005 with the balance primarily dollar-linked. Historically, costs of production in Mexico have been incurred in pesos, although substantially all of the costs and expenses of Durango McKinley Paper Company are incurred in dollars. During 2005, approximately 18% of our consolidated cost of goods sold was incurred in dollars or was dollar-linked. The primary dollar costs of our Mexican operations are incurred for imports of OCC and ONP. Fluctuations in the peso affect the cost of imported OCC and ONP and other dollar-linked or imported raw materials. The peso depreciated by 7.6% in 2003, appreciated by 0.8% against the dollar in 2004 and appreciated by 4.6% in 2005.
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
     At December 31, 2005, substantially all of our indebtedness was denominated in dollars. As a result, when the peso depreciates against the dollar:
•	the interest costs on our dollar-denominated indebtedness in pesos increases, which negatively affects our results of operations;

•	the amount of our dollar-denominated indebtedness in pesos increases, and our total liabilities in pesos increase; and

•	our financial expenses increase as a result of foreign exchange losses that we must record.
For example, the 7.6% devaluation of the peso in 2003 substantially increased our financial expenses and were substantial factors in our net losses for those years.
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
     A component of our net comprehensive financing cost includes our gain or loss from monetary position, which refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain from monetary position results from holding net monetary liabilities during periods of inflation as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities, including debt and other payables, exceeded our monetary assets, including cash, cash equivalents and accounts receivable, in 2003, 2004 and 2005 we recorded a gain from monetary position for those periods.
     The table below shows Mexican inflation according to the NCPI and our gain on monetary position for the periods indicated:

	Year Ended December 31,
	2005		2004		2003
	(in millions of constant pesos,
	except percentages)
Inflation		3.3%		5.2%		4.0%
Gain from monetary position	Ps	198.7	Ps	469.4	Ps	399.5
Effect of Taxes on Our Income
     In accordance with Mexican tax law, we are subject to federal income tax, tax on assets and employee statutory profit sharing.
Income Taxes and Employee Statutory Profit Sharing
     The income tax rate was 34% in 2003, 33% in 2004 and 30% in 2005. Mexican income taxes take into consideration the taxable and deductible effects of inflation. As a result of an amendment to the Income Tax Law that became effective on November 13, 2004, the income tax rate will be 29% and 28% in 2006 and 2007, respectively. These reductions in the income tax rate resulted in a decrease in the value of our deferred income tax liability of Ps 23.3 million in 2004 and Ps 17.2 million in 2005, which increases were charged to income tax benefit (expenses) in our statement of operations.
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

If in any year the asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which income taxes exceeded asset taxes in the three preceding years and any required payment of asset taxes may be credited against the excess of income taxes over asset taxes of the following ten years. The asset taxes paid that are expected to be recoverable are recorded as an advance payment of income taxes and decrease the deferred income tax liability on our balance sheet.
Tax Loss Carryforwards and Recoverable Asset Taxes
     Tax loss carryforwards and recoverable asset taxes for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized may be recovered subject to certain conditions. Due to a deterioration in the circumstances used to assess the realization of the benefit of tax loss carryforwards and recovery of tax on assets paid, the valuation allowance for benefit of tax loss carryforwards and recoverable tax on assets was increased by Ps 183.2 million in 2005 and Ps 181.4 million in 2004 and charged to results of operations.
     Restated amounts as of December 31, 2005 and expiration dates are:

	Tax Loss		Recoverable
Year of expiration	Carryforwards		Asset Taxes
	(millions of constant pesos)
2006	Ps	158.3	Ps	28.6
2007		107.6		28.4
2008		149.2		27.5
2009		70.6		21.5
2010		63.6		25.9
2011		87.2		24.1
2012		361.2		64.1
2013		1,128.2		59.7
2014		384.3		6.4
2015		1,038.0		1.0

Total	Ps	3,548.2	Ps	287.2

Recent Developments
Recapitalization of Series A Shares and Series B Shares
     On January 25, 2006 and February 20, 2006, respectively, our board of directors and shareholders approved a recapitalization of our company under which we created a new sole series of common stock, no par value, and each of our outstanding Series A Shares and Series B Shares will be converted into one newly issued share of common stock. Following this recapitalization:
•	each of our outstanding CPOs will represent a financial interest in one share of our common stock;

•	each of our outstanding ADSs will continue to represent two CPOs; and

•	we expect that our common stock will be listed on the Mexican Stock Exchange.
     We expect that the new common stock will be publicly traded over the Mexican Stock Exchange, subject to the approval of the CNBV and to the registration of the new common stock with the National Stock Registry of the CNBV. If approved and registered by the CNBV, we expect that the recapitalization and public trading of the new common stock will become effective within 15 days following the date on which the CNBV grants its approval.
Debt Reduction Program
     On February 27, 2006, we announced a debt reduction program to be undertaken during 2006. As of June 27, 2006, we have prepaid US$66.4 million of our outstanding debt and made amortization and payments at maturity of an additional US$4 million. The following are the most significant pre-payments made under this debt redection program:
•	we have prepaid US$47.0 million to Bancomext under certain outstanding loan agreements;

•	we have prepaid US$10.0 million to Bank of Albuquerque, representing the full amount outstanding under our loan agreement with Bank of Albuquerque;

•	we have prepaid US$4.8 million to GE Capital Leasing under our capital leases, representing the full amount outstanding under these leases; and

•	we have prepaid US$4.6 million to GE Capital Corporation under an outstanding capital lease.
We have financed these prepayments through the issuance and sale of capital stock of Pipsamex to our majority stockholders, the proceeds from the divestiture of some minor non-strategic assets and operating cash flow.
Pipsamex Capital Increase
     On March 6, 2006, Pipsamex issued and sold 2,177,042,255 shares of its series B capital stock, representing 13.3% of Pipsamex’ outstanding capital stock to NKM Corporativo, S.A. de C.V., a company owned and controlled by the Rincón family, for Ps 314.6 million. The proceeds of this sale were used to fund our debt reduction program.
Tizayuca Mill Lease Agreement
     On March 31, 2006, we purchased land and an industrial facility in Tizayuca, Hidalgo at which a paper mill and converter are located for US$10.0 million. Effective March 31, 2006, we entered into an operating lease agreement under which we lease machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at the Tizayuca industrial facility. The lease agreement has a term of 7.5 years and requires payments over its term of US$66.0 million. We have an option to purchase the machinery and equipment for fair market value on the seventh anniversary of the commencement of this lease.
Results of Operations
     The following discussion of our results of operations is based on our audited consolidated financial statements prepared in accordance with Mexican GAAP. The discussion of the results of our business segments is based upon financial information reported for each of the three segments of our business, as detailed in note 21 to our audited consolidated financial statements.
     In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, except as the context otherwise indicates.
     The following table sets forth consolidated financial information for each of the three years ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(in millions of constant pesos)
Net sales	Ps	8,143.3	Ps	8,039.3	Ps	7,327.3
Cost of sales		7,096.3		6,889.5		6,300.0

Gross profit		1,047.0		1,149.8		1,027.3
Selling, general and administrative expenses		677.7		694.1		698.2

Operating income		369.3		455.7		329.1
Other income (expense), net		5.2		(417.9)		(1,638.8)
Net comprehensive financing cost:
Interest expense		(592.4)		(1,158.3)		(1,288.1)
Interest income		42.6		41.5		44.7

	Year Ended December 31,
	2005		2004		2003
	(in millions of constant pesos)
Foreign exchange gain (loss)		334.6		62.6		(892.8)
Monetary position gain		198.7		469.4		399.5

		(16.5)		(584.8)		(1,736.7)

Loss from continuing operations before income taxes and employee statutory profit sharing		357.9		(547.1)		(3,046.3)
Income tax benefit		(304.0)		502.7		2.3
Employee statutory profit sharing expense		(0.7)		—		(1.9)

Loss before equity in income of associated companies		53.2		(44.4)		(3,045.9)
Equity in income of associated companies		1.9		2.7		2.1

Loss from continuing operations		55.1		(41.7)		(3,043.8)
Discontinued operations		108.8		105.5		(597.0)

Consolidated net income (loss)	Ps	163.9	Ps	63.9	Ps	(3,640.8)

     The following table sets forth consolidated financial information for our business segments for each of the three years ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(in millions of constant pesos, except percentages)
Paper
Sales to third parties	Ps	3,490.1	Ps	3,554.5	Ps	2,987.6
Intersegment sales		4,199.8		4,029.7		2,655.0
Total sales		7,689.8		7,584.2		5,642.6
Operating income (loss)		122.5		55.5		(122.6)
Operating margin (%)		3.5%		1.6%		(4.1)%
Depreciation and amortization		276.6		293.1		285.7
Packaging
Sales to third parties	Ps	4,552.8	Ps	4,374.2	Ps	4,251.0
Intersegment sales		413.3		306.0		144.9
Total sales		4,966.2		4,680.2		4,395.9
Operating income		236.7		398.9		467.5
Operating margin (%)		5.2%		9.1%		11.0%
Depreciation and amortization		133.4		137.4		128.8
Other
Sales to third parties	Ps	100.4	Ps	110.5	Ps	88.7
Intersegment sales		90.4		0.1		17.5
Total sales		190.8		110.6		106.2
Operating income (loss)		10.1		1.2		(15.8)
Operating margin (%)		10.0%		1.1%		(17.8)%
Depreciation and amortization		11.6		7.7		12.0
Year Ended December 31, 2005 Compared with Year Ended December 31, 2004
Net Sales
     Net sales increased by 1.3% in 2005, primarily due to the 4.1% increase of net sales to third parties of our packaging segment. The effect of this increase was partially offset by the 1.8% decrease of net sales to third parties of our paper segment and the 9.2% decrease of net sales to third parties of our other segment.
     Net sales to third parties of our packaging segment increased by 4.1% in 2005, primarily as a result of:

•	a 3.1% increase in net sales to third parties of corrugated containers, principally due to a 5.2% increase in our sales volume of corrugated containers, the effects of which were partially offset by a 2.0% decline in our average sales price for corrugated containers; and

•	a 12.0% increase in net sales to third parties of multi-wall sacks, principally due to a 5.4% increase in our sales volume of multi-wall sacks and a 6.2% increase in our average sales price for multi-wall sacks.
Net sales to third parties of our paper segment decreased by 1.8% in 2005, due to:
•	a 12.3% decrease in net sales to third parties of containerboard, principally due to a 12.7% decrease in our average sales price for containerboard, the effects of which were partially offset by a 0.4% increase in our sales volume of containerboard; and

•	to a lesser extent, a 2.0% decrease in net sales to third parties of newsprint, principally due to a 9.9% decrease in our sales volume of newsprint, the effects of which were partially offset by an 8.9% increase in our average sales price for newsprint.
     The effects of these decreases was partially offset by a 14.6% increase in net sales to third parties of uncoated free sheet, principally due to a 4.3% increase in our average sales price for uncoated free sheet and a 9.8% increase in our sales volume of uncoated free sheet.
     Net sales to third parties of our other segment decreased by 9.2% in 2005, primarily due to 16.9% decrease in our sales volume of our other products. The effects of this decrease were partially offset by a 9.3% increase in our average sales price for our other products.
Cost of Sales
     Cost of sales increased by 3.0% in 2005, primarily due to increased sales volumes of packaging products. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 30% of our cost of goods sold in 2005, increased by 15.9% in nominal dollar terms to US$169 per short ton in 2005 from US$146 per short ton in 2004. Our energy cost, which represented approximately 19% of our cost of production in 2005, increased by 11.9%, primarily as a result of increased production volumes and increased prices for energy. On a unit cost basis, energy cost increased by 9% in 2005. Our labor cost, which represented approximately 11% of our cost of production in 2005, decreased by 1%, primarily as a result of a reduction in the number of our employees at the higher end of our wage scale. On a unit cost basis, labor costs decreased by 3% in 2005.
Gross Profit and Gross Margin
     Gross profit decreased by 8.9% in 2005, primarily as a result of the decrease in net sales of our paper and other segments. Gross margin decreased to 12.9% in 2005 compared to 14.3% in 2004.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses decreased by 2.4% in 2005, and selling, general and administrative expenses as a percentage of our net sales decreased to 8.3% in 2005 compared to 8.6% in 2004, primarily as a result of our greater control of our selling, general and administrative expenses which decreased despite our increased net sales.
Operating Income
     Operating income decreased by 19.0% in 2005, primarily as a result of the 8.9% decrease in our gross profit that principally resulted from our increased cost of sales. Operating margin declined to 4.5% in 2005 compared to 5.7% in 2004.

     Operating income in our paper segment increased to Ps 122.5 million in 2005 from Ps 55.5 million in 2004. Operating margin of this segment increased to 3.5% in 2005 compared to 1.6% in 2004, principally due to price increases for newsprint and uncoated free sheet that exceeded the increases in the unit costs of these products.
     Operating income in our packaging segment decreased by 40.7%, primarily as a result of the decline in the average prices of our packaging products in 2005. Operating margin of this segment declined to 5.2% in 2005 compared to 9.1% in 2004, principally due to the decline in the average price of corrugated cartons.
     Operating income in our other segment was Ps 10.1 million in 2005 compared to Ps 1.2 million in 2004, primarily as a result of higher average prices for our other products. Operating margin of this segment increased to 10.0% in 2005 compared to 1.1% in 2004.
Other Income (Expense), Net
     Other income, net was Ps 5.2 million in 2005 compared to other expense, net of Ps 417.9 million in 2004. In 2005, other income, net arose primarily as a result of a Ps 113.8 million gain recorded as a result of the revaluation of long-lived assets in use at five of our mills and plants. The effect of this gain, was partially offset by a Ps 65.7 million restructuring expense recorded in 2005 in connection with our financial restructuring.
     In 2004, other expenses — net arose primarily as a result of:
•	a Ps 479.1 million expense recorded as a result of the impairment of long-lived assets in use at five of our mills and plants;

•	a Ps 333.5 million expense recorded as a result of the amortization in full of the debt issuance expenses relating to our 2003 notes, 2006 notes, 2008 notes and 2009 notes; and

•	a Ps 149.4 million restructuring expense recorded in 2004 in connection with our financial restructuring.
These expenses were partially offset by other income of Ps 641.5 million we recorded as a result of our purchase of notes issued by our company in the aggregate principal amount of US$48.1 million (Ps 554.2 million) for US$7.5 million (Ps 88.9 million).
Net Comprehensive Financing Cost
     Net comprehensive financing cost decreased by 97.2% in 2005, primarily due to (1) a 48.9% decrease in interest expense in 2005, principally as a result of the restructuring of a portion of our outstanding debt in February 2005, which reduced the aggregate outstanding principal amount of our debt and the average applicable interest rate, and (2) an increase in our foreign exchange gain to Ps 334.6 million in 2005 compared to Ps 62.6 million in 2004 as a result of a 4.6% appreciation of the peso in 2005 compared to the 0.8% appreciation of the peso in 2004. These effects were partially offset by a 57.7% decrease in monetary position gain in 2005, principally due to the reduction of Mexican inflation to 3.3% in 2005 compared to 5.2% in 2004, and the reduction of the aggregate outstanding principal amount of our debt.
Income Tax and Employee Statutory Profit Sharing Benefit (Expenses)
     Income tax and employee statutory profit sharing expense was Ps 304.7 million in 2005 as compared to a benefit of Ps 502.7 million in 2004, principally due to tax benefits accrued in 2004 as a result of the impairment of certain of our long-lived assets. Our effective tax rate decreased to 84.9% in 2005 compared to 94.4% in 2004.
Income (Loss) from Discontinued Operations
     Income from discontinued operations increased by 3.1% in 2005. In 2004 and 2005, our discontinued operations were the operations of our Chihuahua particleboard mill, which we sold on July 15, 2005.
     In 2005, income from discontinued operations was composed of:

•	income of Ps 59.3 million generated by our discontinued operations;

•	a Ps 65.2 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations; and

•	a Ps 15.8 million loss recorded on the sale of our Chihuahua particleboard plant.
     In 2004, income from discontinued operations was composed of:
•	income of Ps 70.4 million generated by our discontinued operations; and

•	a Ps 35.2 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations.
Consolidated Net Income
     Net income was Ps 163.9 million in 2005 compared to Ps 63.9 million in 2004. Net income as a percentage of net sales increased to 2.0% in 2005 compared to 0.8% in 2004.
Year Ended December 31, 2004 Compared with Year Ended December 31, 2003
Net Sales
     Net sales increased by 9.7% in 2004 due to:
•	the 19.0% increase of net sales to third parties of our paper segment;

•	the 2.9% increase of net sales to third parties of our packaging segment; and

•	the 24.7% increase of net sales to third parties of our other segment.
Net sales to third parties of our paper segment increased by 19.0% in 2004 due to:
•	a 25.8% increase in net sales to third parties of containerboard, principally due to a 15.2% increase in our average sales price for containerboard and a 9.3% increase in our sales volume of containerboard;

•	a 30.1% increase in net sales to third parties of newsprint, principally due to a 20.9% increase in our sales volume of newsprint and a 7.7% increase in our average sales price for newsprint; and

•	a 2.2% increase in net sales to third parties of uncoated free sheet, principally due to a 5.1% increase in our average sales price for uncoated free sheet, which was partially offset by a 2.7% decrease in our sales volume of uncoated free sheet.
     Net sales to third parties of our packaging segment increased by 2.9% in 2004, primarily as a result of:
•	a 2.5% increase in net sales to third parties of corrugated containers, principally due to a 2.7% increase in our sales volume of corrugated containers, the effects of which were partially offset by a 0.2% decline in our average sales price for corrugated containers; and

•	an 8.7% increase in net sales to third parties of multi-wall sacks, principally due to a 11.0% increase in our sales volume of multi-wall sacks, the effects of which were partially offset by a 2.1% decline in our average sales price for multi-wall sacks.

     Net sales to third parties of our other segment increased by 24.7% in 2004, primarily due to a 15.2% increase in our average sales price for our other products and an 8.2% increase in our sales volume of our other products.
Cost of Sales
     Cost of sales increased by 9.4% in 2004, primarily due to increased sales volumes of paper products. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 30% of our cost of sales in 2004, increased by 17.7% in nominal dollar terms to US$146 per short ton in 2004 from US$124 per short ton in 2003. Our energy cost, which represented approximately 17% of our cost of production in 2004, increased by 10.1%, primarily as a result of increased production volumes and increased prices for energy. On a unit cost basis, energy cost increased by 4% in 2004. Our labor cost, which represented approximately 12% of our cost of production in 2004, increased by 4%, primarily as a result of increases in wages paid to our employees. On a unit cost basis, labor costs decreased by 2% in 2004.
Gross Profit and Gross Margin
     Gross profit increased by 11.9% in 2004, primarily as a result of the increase in net sales of our paper and packaging segments. Gross margin increased to 14.3% in 2004 compared to 14.0% in 2003.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses remained stable at Ps 694.1 million in 2004 compared to Ps 698.2 million in 2003. Selling, general and administrative expenses as a percentage of our net sales decreased to 8.6% in 2004 compared to 9.5% in 2003 as a result of our greater control of our selling, general and administrative expenses which remained stable despite our increased net sales.
Operating Income
     Operating income increased by 38.4% in 2004, primarily as a result of the 11.9% increase in our gross profit that principally resulted from our increased net sales. Operating margin increased to 5.7% in 2004 compared to 4.5% in 2003.
     Operating income in our paper segment was Ps 55.5 million compared to operating loss of Ps 122.6 million in 2003, primarily as a result of the increase in average sales prices of our paper products and this segment’s increased net sales in 2004. Operating margin of this segment increased to 1.6% in 2004 compared to (4.1)% in 2003, principally due to price increases for containerboard and newsprint and uncoated free sheet that exceeded the increases in the unit costs of these products.
     Operating income in our packaging segment decreased by 14.7%, primarily as a result of the decline in the average prices of our packaging products, partially offset by the increased sales of this segment. Operating margin of this segment declined to 9.1% in 2004 compared to 11.0% in 2003, principally due to increases in the unit costs of corrugated containers.
     Operating income in our other segment was Ps 1.2 million compared to operating loss of Ps 15.8 million in 2003, primarily as a result of higher average prices for our other products and this segment’s increased net sales in 2004. Operating margin of this segment increased to 1.1% in 2004 compared to (17.8)% in 2003.
Other Expenses — Net
     Other expenses — net decreased by 74.5% in 2004. In 2004, other expenses — net arose primarily as a result of:
•	a Ps 479.1 million expense recorded as a result of the impairment of long-lived assets in use at five of our mills and plants;

•	a Ps 333.5 million expense recorded as a result of the amortization in full of the debt issuance expenses relating to our 2003 notes, 2006 notes, 2008 notes and 2009 notes; and

•	a Ps 149.4 million restructuring expense recorded in 2004 in connection with our financial restructuring.
These expenses were partially offset by other income of Ps 641.5 million we recorded as a result of our purchase of notes issued by our company in the aggregate principal amount of US$48.1 million (Ps 554.2 million) for US$7.5 million (Ps 88.9 million).
     In 2003, other expenses — net arose primarily as a result of:
•	a Ps 656.1 million expense recorded as a result of the impairment of long-lived assets in use at five of our mills and plants;

•	a Ps 342.5 million expense recorded as a result of our assumption of the Bank of America, N.A. loan agreement and the JPMorgan letters of credit relating to the call of our guarantees of these instruments following the defaults on these instruments by Durango Georgia Receivables Company and Durango Paper Company, respectively;

•	a Ps 296.6 million restructuring expense recorded in 2003 in connection with our financial restructuring, including our payment of US$12.0 million in fees related to certain forbearance agreements; and

•	a Ps 217.0 million expense reflecting our loss on the sale of property, plant and equipment, principally the sale of Grupo Pipsamex’s warehouse in Mexico City.
Net Comprehensive Financing Cost
     Net comprehensive financing cost decreased by 66.3% in 2003, primarily due to (1) the Ps 62.6 million foreign exchange gain we recorded in 2004 compared to the Ps 892.8 million foreign exchange loss we recorded in 2003 as a result of a 0.8% appreciation of the peso in 2004 as compared to a 7.6% depreciation of the peso in 2003, and (2) a 10.1% decrease in interest expense in 2004, primarily as a result of our ceasing to accrue interest on our outstanding unsecured debt after the Mexican court declared us to be in commercial reorganization under the LCM on August 25, 2004, the effect of which was partially offset by our accrual of interest on this debt at default rates in 2004 prior to August 25, 2004.
Income Tax and Employee Statutory Profit Sharing Benefit
     Income tax and employee statutory profit sharing benefit was Ps 502.7 million in 2004 as compared to Ps 0.4 million in 2003, principally due to the change in the valuation allowance for recoverable deferred income tax assets and recoverable tax on assets. Our effective tax rate increased to 94.5% in 2004 compared to 0.02% in 2003.
Income (Loss) from Discontinued Operations
     Income from discontinued operations was Ps 105.5 million in 2004 compared to loss from discontinued operations of Ps 597.0 million in 2003. In 2004, our discontinued operations were the operations of our Chihuahua particleboard mill, which were held for sale at December 31, 2004. In 2003, our discontinued operations were:
•	the operations of our molded pulp division, which we sold for US$53.7 million on February 27, 2003;

•	the operations of Pronal, which we sold for US$28.0 million on November 14, 2003; and

•	the operations of our Chihuahua particleboard mill, which were held for sale at December 31, 2003.
     In 2004, income from discontinued operations was composed of:
•	income of Ps 70.4 million generated by our discontinued operations; and

•	a Ps 35.2 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations.
     In 2003, loss from discontinued operations was composed of:
•	a Ps 612.9 million loss incurred by our discontinued operations, including a Ps 381.8 million impairment charge assessed against the Chihuahua particleboard mill;

•	a Ps 486.4 million loss recorded on the sale of Pronal;

•	a Ps 364.1 million gain recorded on the sale of our molded pulp division; and

•	a Ps 138.2 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations.
Consolidated Net Income (Loss)
     Net income was Ps 63.9 million in 2004 compared to net loss of Ps 3,640.8 million in 2003. Net income as a percentage of net sales was to 0.8% in 2004 compared to a net loss as a percentage of net sales of 49.7% in 2003.
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
     At December 31, 2005 and December 31, 2004, we had cash and cash equivalents of Ps 700.4 million and Ps 859.9 million, respectively. At December 31, 2005 and December 31, 2004, we had working capital of Ps 2,018.0 million and Ps 2,104.5 million, respectively.
     We believe that cash generated by our operating activities will be adequate to meet our debt service requirements, capital expenditures and working capital needs for the foreseeable future. Our future operating performance and our ability to service our debt are subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.
Changes in Financial Position
Net Resources Provided by (Used in) Operating Activities
     Operating activities provided net resources of Ps 143.1 million in 2005, Ps 849.0 million in 2004 and used net resources of Ps 482.6 million in 2003. The significant factors that led to the provision of net resources by operating activities in 2005 were our consolidated net income from continuing operations of Ps 55.1 million, net of items not requiring or providing resources, principally:
•	depreciation and amortization of Ps 421.6 million;

•	deferred income tax expense of Ps 241.1 million, primarily as a result of the revaluation of long-lived assets in use at five of our mills and plants; and

•	a Ps 113.8 million gain as a result of the revaluation of long-lived assets in use at five of our mills and plants.
     These effects were supplemented by (1) a Ps 92.2 million decrease in other current assets, and (2) a Ps 90.4 million increase in trade accounts payable. The effects of these items were partially offset by:
•	a Ps 307.7 million loss from discontinued operations, net of items that did not require resources;

•	a Ps 135.6 million decrease in accrued expenses and taxes, other than income taxes;

•	a Ps 100.2 million decrease in other liabilities, net; and

•	a Ps 90.0 million increase in inventories.
     The significant factors that led to the provision of net resources by operating activities in 2004 were our consolidated loss from continuing operations of Ps 41.6 million, net of items not requiring or providing resources, principally:
•	impairment of long-lived assets of Ps 479.1 million related to five of our mills and plants;

•	depreciation and amortization of Ps 438.2 million,

•	amortization of debt-issuance cost of Ps 338.1 million related to our 2003 notes, 2006 notes, 2008 notes and 2009 notes as a result of our financial restructuring, and

•	deferred income tax benefit of Ps 531.3 million, primarily as a result of the impairment of our long-lived assets.
These effects were supplemented by (1) a Ps 135.6 million decrease in trade accounts receivables, net, primarily as a result of greater efficiency in our collection process, (2) net income of discontinued operations, net of items not requiring the use of resources, of Ps 105.5 million, and (3) a Ps 73.2 million decrease in inventories. The effects of these items were partially offset by a Ps 222.7 million decrease in trade accounts payable.
     The significant factors that led to the use of net resources from operating activities in 2003 were our consolidated net loss of Ps 3,043.8 million, net of items not requiring or providing resources, principally:
•	impairment of long-lived assets of Ps 656.1 million related to five of our mills and plants;

•	depreciation and amortization of Ps 426.4 million;

•	loss related to Durango Paper Company of Ps 342.5 million; and

•	loss on sale of property, plant and equipment of Ps 217.0 million principally related to the sale of Grupo Pipsamex’s warehouse in Mexico City.
The effects of our net loss were supplemented by (1) net loss of discontinued operations, net of items not requiring the use of resources, of Ps 194.3 million, (2) a Ps 98.3 million increase in trade accounts receivable, net principally as a result of the increase in recoverable taxes; and (3) a Ps 88.3 million decrease in other liabilities, net resulting from an increase in deferred income of Grupo Pipsamex.
     The effects of these items were partially offset by:
•	a Ps 998.3 million increase in interest payable as a result of our failure to pay interest payments due on our unsecured indebtedness during 2003;

•	a Ps 93.6 million increase in trade accounts payable resulting from our decision to delay payments to certain of our trade creditors in order to conserve our cash resources;

•	a Ps 81.9 million increase in liabilities of discontinued operations; and

•	a Ps 52.5 million decrease in inventories, principally resulting from a decrease in spare parts and finished products.
Net Resources Used in Financing Activities
     Financing activities used net resources of Ps 555.1 million in 2005, Ps 625.7 million in 2004 and Ps 60.7 million in 2003. In 2005, net resources used in financing activities on a consolidated basis primarily consisted of (1) a Ps 3,989.0 million decrease in short-term and long-term debt, partially offset by (2) a Ps 290.7 million increase in capital stock and a Ps 2,973.7 million increase in additional paid-in capital, reflecting the effects of our issuance of Series B Shares in connection with our financial restructuring. These effects were supplemented by payments of long-term debt of Ps 170.5 million, primarily payments on our capital leases and secured debt.
     In 2004, net resources used in financing activities on a consolidated basis primarily consisted of payments of Ps 798.9 million of long-term debt, primarily payments on our capital leases and secured debt. The effects of these payments were partially offset by the incurrence of Ps 101.1 million of short-term and long-term debt, primarily as a result of the effects of the application of inflation accounting.
     In 2003, net resources used in financing activities on a consolidated basis primarily consisted of payments of Ps 441.3 million on our long-term debt, primarily payments on our capital leases and secured debt. The effects of these payments were partially offset by the incurrence of Ps 282.0 million of short-term and long-term debt, primarily as a result of the effects of the application of inflation accounting.
Net Resources Generated by (Used in) Investing Activities
     Investing activities generated net resources of Ps 248.5 million in 2005, used net resources of Ps 61.4 million in 2004, and generated net resources of Ps 990.4 million in 2003. In 2005, net resources generated by investing activities on a consolidated basis primarily consisted of (1) Ps 334.4 million received as proceeds from the sale of our Chihuahua particleboard plant, and (2) Ps 74.8 million received as proceeds from the sale of property, plant and equipment. The effects of these transactions were partially offset by (1) Ps 134.8 million of acquisitions of machinery and equipment, and (2) Ps 54.0 million of investment in subsidiaries.
     In 2004, net resources used in investing activities on a consolidated basis primarily consisted of our acquisition of machinery and equipment for Ps 214.2 million. The effects of these transactions were partially offset by the termination of restrictions placed on Ps 171.2 million of the proceeds of the sales of Pronal and Grupo Pipsamex’s Mexico City warehouse as a result of the prepayment of a portion of our indebtedness to Bancomext in connection with the restructuring of our debt to Bancomext on September 30, 2004.
     In 2003, net resources generated by investing activities on a consolidated basis primarily consisted of (1) Ps 1,005.0 million received as proceeds from the sale of our molded products division and Pronal, and (2) Ps 251.2 million received as proceeds from the sale of property, plant and equipment, primarily Grupo Pipsamex’s Mexico City warehouse. The effects of these transactions were partially offset by the restrictions placed on Ps 171.2 million of the proceeds of the sales of Pronal and Grupo Pipsamex’s Mexico City warehouse and our acquisition of machinery and equipment for Ps 114.7 million.

Indebtedness
     At December 31, 2005, our total outstanding indebtedness on a consolidated basis was Ps 6,762.7 million, consisting of Ps 257.6 million of short-term indebtedness, including current portion of long-term indebtedness (or 3.8% of our total indebtedness), and Ps 6,505.1 million of long-term indebtedness (or 96.2% of our total indebtedness). All of our indebtedness at December 31, 2005 was denominated in foreign currencies. The weighted average interest rate on our indebtedness was 7.6% at December 31, 2005, 7.3% at December 31, 2004 without giving effect to our financial restructuring, and 10.8% at December 31, 2003.
Short-Term Indebtedness
     At December 31, 2005, we have no outstanding short-term indebtedness, other than the current porion of our long-term indebtedness.
Long-Term Indebtedness
     The following table sets forth selected information with respect to certain of our principal outstanding long-term debt instruments at December 31, 2005.

Outstanding
Principal Amount at
Instrument	December 31, 2005	Final Maturity
2012 notes	US$433.8 million	December 2012
Restructured Credit Agreement	US$110.3 million	December 2012
Bancomext Loan	US$55.6 million	September 2014
Bancomext Fabrica Mexicana Loan	US$8.5 million	September 2014 (repaid)
Bank of Albuquerque Loan	US$10.0 million	May 2008 (repaid)
Commerzbank Loan	€6.4 million	January 2010
GE Capital Leasing Leases	US$5.3 million	April 2009
GE Capital Corporation Lease	US$4.9 million	October 2007
2012 Notes
     On February 23, 2005, we issued an aggregate principal amount of US$433.8 million (Ps 4,836.5 million) of our 2012 notes in connection with our restructuring. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.
Restructured Credit Agreement
     On February 23, 2005, we entered into the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of US$116.1 million (Ps 1,294.6 million) were issued in connection with our restructuring. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears, and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012. As of December 31, 2005, the aggregate principal amount outstanding under the Restrucured Credit Agreement was US$110.3 million (Ps 1,173.0 million).
Other Secured Bank Debt
     Bancomext Loans. Our subsidiary, Grupo Pipsamex, borrowed an aggregate principal amount of US$80.0 million (Ps 921.7 million) from Bancomext under a loan agreement. In 2004, we defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, we applied US$28.0 million of the proceeds of our sale of our subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan is secured by a first priority security interest in substantially all of the assets of Grupo Pipsamex and certain of its subsidiaries and is guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was US$55.6 million (Ps 591.5 million). On February 26, 2006, we prepaid US$26.5 million under this loan agreement, and on June 8, 2006, we prepaid an additional US$12.0 million under this loan agreement.
     Our subsidiary, Fábrica Mexicana de Papel, S.A. de C.V., borrowed an aggregate principal amount of US$15.4 million (Ps 177.4 million) from Bancomext under a loan agreement. In 2004, we defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, we applied US$12.0 million of the proceeds of our sale of our subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.153%, payable quarterly. This loan is secured by a second priority security interest in substantially all of the assets of Fábrica Mexicana de Papel, S.A. de C.V. and certain other subsidiaries of Grupo Pipsamex and is guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was US$8.5 million (Ps 90.1 million). On February 26, 2006, we prepaid all outstanding amounts under this loan agreement.
     Bank of Albuquerque Loan. Our subsidiary, Durango McKinley Paper Company, borrowed an aggregate principal amount of US$22.0 million (Ps 255.2 million) from the Bank of Albuquerque under a loan agreement. In addition, the Bank of Albuquerque has issued letters of credit in an aggregate amount of US$10.5 million (Ps 111.7 million) under this loan agreement. This loan agreement was used to refinance a credit facility between our former subsidiary, Durango Paper Company, and the Bank of America, N.A. The principal on the term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque loan agreement are secured by the accounts, inventory and equipment of Durango McKinley Paper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was US$10.0 million (Ps 106.3 million). On March 24, 2006, we prepaid US$8.0 million under this loan agreement, and on April 7, 2006, we prepaid the remaining outstanding balance under this loan agreement.
     Commerzbank Loan. Our subsidiary, Ponderosa, borrowed an aggregate principal amount of €10.7 million (Ps 166.9 million) from Commerzbank under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan was €6.4 million (Ps 80.3 million).
Our Capital Leases
     GE Capital Leasing Leases. Our subsidiary, Titán, has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of US$10.0 million (Ps 115.0 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under these promissory notes was US$5.3 million (Ps 56.1 million). On February 26, 2006, we prepaid US$4.8 million under these promissory notes.
     GE Capital Corporation Lease. In connection with our acquisition of Líneas Aéreas, we assumed a financial lease agreement with GE Capital Corporation with respect to a business jet. The original amount outstanding under this lease was US$8.0 million (Ps 85.1 million), payable in 60 monthly installments through October 2007. At the time of our acquisition of Líneas Aéreas, the amount outstanding under this lease was US$5.3 million (Ps 56.4 million). The interest rate under this lease was the prime rate + 1.50% per annum with the prime rate not to be less than 4.75% per annum. As of December 31, 2005, the aggregate principal amount outstanding under this lease agreement was US$4.9 million ($52.3 million). On February 24, 2006, we prepaid US$4.6 million under this lease agreement. We expect to prepay the remaining outstanding amounts under this lease agreement in connection with our pending sale of the business jet.
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
Off-Balance Sheet Arrangements
     We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments and Capital Expenditures
Contractual Commitments
     The following table summarizes significant contractual obligations and commitments at December 31, 2005 that have an impact on our liquidity:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(millions of constant pesos)

Indebtedness	Ps	235.4	Ps	533.6	Ps	477.1	Ps	5,408.2	Ps	6,654.3
Interest on indebtedness (1)		524.7		1,604.9		973.7		454.2		3,557.5
Capital leases		22.2		80.7		5.5		—		108.4
Operating leases (2)		107.0		162.1		99.7		24.9		393.7
Notes payable		48.3		49.4		14.4		—		112.0

Total contractual obligations	Ps	937.6	Ps	2,430.7	Ps	1,570.4	Ps	5,887.3	Ps	10,825.9

(1)	Consists of estimated future payments of interest on our indebtedness, calculated based on interest rates and foreign exchange rates applicable at December 31, 2005 and assuming that all amortization payments and payments at maturity on our indebtedness will be made on their scheduled payment dates.

(2)	Consists of estimated future minimum lease payments as of December 31, 2005 under noncancelable operating leases of equipment to our subsidiaries.
Capital Expenditures
     Our capital expenditures on property, plant and equipment were Ps 134.8 million in 2005, Ps 214.2 million in 2004 and Ps 114.7 million in 2003. Our principal capital expenditures projects during 2003 through 2005 included:
•	Ps 152.0 million for the installation of Durango McKinley Paper Company’s BHS corrugating plant in Dallas, Texas, which was completed in 2003;

•	Ps 159.3 million in 2004 for the purchase of printers for the packaging division and machinery and equipment for our paper mills, which increased our annual containerboard capacity by 57,000 short tons; and

•	Ps 110.9 million in 2005 for the purchase of printers for the packaging division and machinery and equipment for our paper mills.
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

     The following table sets forth our capital expenditures for the periods indicated and sets forth our capital expenditures and capital commitments for environmental matters:

	Years Ended December 31,
							2006		2007
	2003		2004		2005		Estimated		Estimated
	(in millions of constant pesos)
Capital expenditures (other than environmental)	Ps	109.1	Ps	200.0	Ps	122.8	Ps	183.5	Ps	200.0
Environmental capital expenditures		5.6		14.2		12.0		16.5		10.0

Total	Ps	114.7	Ps	214.2	Ps	134.8	Ps	200.0	Ps	210.0

     Our loan agreements and the Common Agreement governing the Restructured Credit Agreement and the 2012 notes contain significant restrictions on our ability to make capital expenditures. We currently are budgeting total capital expenditures of approximately Ps 200.0 million for 2006 and Ps 210.0 million for 2007. Our principal capital expenditures for 2006 consist of efficiency enhancement projects and cost reduction projects.
     We expect to finance our capital expenditure plan with internally generated cash and supplier financing. No assurance can be given that we will be able to meet our capital expenditure budget.
Differences between Mexican GAAP and U.S. GAAP
     Our audited consolidated financial statements are prepared in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP. For more information about the differences between Mexican GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, see note 23 to our audited consolidated financial statements. It should be noted that our reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information,” since the application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.
New Accounting Pronouncements
In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14). EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on the Company s consolidated financial position, results of operations or cash flows.

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.
SFAS No.155 “Accounting for certain hybrid financial instruments-and amendment of FASB Statements No. 133 and 140” issued on February 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company’s management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.
SFAS No. 156 “Accounting for servicing of financial assets-an amendment of FASB Statement No.140” issued on March 2006. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Company’s management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.

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
     Mayela Rincón de Velasco has been a Director, Vice-President and Chief Financial Officer of our company since 1982. From 1987 to 1994, she worked as a professor of international finance in the Durango State University (Universidad Juárez del Estado de Durango). She is an active member of MIPA and the Durango Association of

Public Accountants (Colegio de Contadores Públicos de Durango, A.C.). She is currently a member of the Board of Directors of BBVA Bancomer.
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
     Wilfrido Rincón has been a Director of our company since 1987. Since 2004, he has been the general manager of Planning and Development of our company. From 2002 to 2004 he was the Logistics Managing Director for domestic and imported raw materials for our company. From 1998 to 2002, he was the general manager of the Paper Division of Grupo Durango. From 1997 to 1998, he served as general manager of Ponderosa S.A., and from 1994 to 1996 he worked as development manager of our company. He served as president of the Mexican National Chamber of the Forestry Industry (Consejo Consultivo Forestal Nacional) from 1997 to 1999 and is vice-president of the Mexican National Chamber for the Pulp and Paper Industry. He is an active member of the Mexican National Association for Forestry (Asociación Nacional de Forestales).
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
     Martín Rincón has been a Director of our company since 2003. Since 2002, he has been the general manager of Grupo Pipsamex. From 1998 to 2002, he was the commercial director of Grupo Pipsamex. From 1997 to 1998, he was the finance manager of McKinley Paper Company and was the supply manager of the Grupo Durango division from 1995 to 1997. In 1999, he was the vice-president of the Mexican National Chamber for the Pulp and Paper Industry. He is currently president of the Mexican National Chamber for the Pulp and Paper Industry, a member of the council of directors of the Mexican National Association of Paper Distributors (Asociación Nacional de Distribuidores de Papel) and a member of the Mexican National Book Association (Asociación Nacional del Libro).
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
     Javier Pérez Rocha has been a Director of our company since April 2005. He has served as counsel in the Mexico City office of White & Case LLP since 2005. Prior to that time, he practiced law as a sole practicioner since 1978. From 1965 through 1978, he was an associate or partner with the Mexican law firm of Santamarina y Steta S.C.. He is a member of the board of directors of G. Collado, S.A. de C.V. and Sanluis Corporación, S.A. de C.V. He has a degree in law from Universidad Nacional Autónoma de México (UNAM).
     Rebeca Castaños Castaños has been a Director of our company since April 2005. She has practiced as a certified accountant with Despacho Castaños, S.C. since 1990. From 1998 through 2000, she was controller of Durango Apparel, S.A. de C.V. She has a bachelors degree in accounting from Durango State University.
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
Compensation of Directors and Officers
     Directors receive no compensation in their capacity as directors or as members of any committee of our board of directors and there are no service contracts providing for benefits upon termination of employment of any of our directors. The aggregate amount of compensation paid by us to our executive officers during 2005 was Ps 23.4 million, including employee benefits. In 2006, we expect that the aggregate amount of compensation paid to our executive officers will total approximately Ps 25.0 million, including benefits. Our executive officers participate in benefit programs that provide them with health and life insurance as well as other employee benefits mandated by Mexican law.
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
     On April 28, 2006, our ordinary stockholders meeting reappointed Héctor Ortiz Rosales as our statutory auditor and Carlos Orozco Rentería as our alternate statutory auditor. Prior to his appointment as statutory auditor in 2005, Mr. Ortiz had been our alternate statutory auditor since 2003.
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
     The members of our audit committee are Rebeca Castaños Castaños, Buenaventura G. Saravia and Mayela Rincón de Velasco. Rebeca Castaños Castaños is the president of our Audit Committee.
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
Employees
     At December 31, 2005, we had 8,006 employees (7,721 in Mexico and 285 in the United States) and approximately 65% our work force was unionized. We have not experienced any work stoppages in our facilities or those of our subsidiaries, other than a strike at our Atenquique mill which lasted nine days in July 1998 and which was resolved by contract renegotiations. We currently have good relations with our employees at all our facilities.

     The table below shows the number of our employees in Mexico and the United States at the end of each of the past three years:

	As of December 31
	2005	2004	2003
Mexico (1)	7,721	7,301	7,283
United States	285	282	304
Total	8,006	7,583	7,587

(1)	Includes 1,453, 1,457 and 1,453 temporary employees as of December 31, 2003, 2004 and 2005, respectively. Includes 211 and 192 employees of our discontinued operations as of December 31, 2003 and 2004, respectively.
Share Ownership of Directors and Officers
     The total number of shares owned by members of our board of directors and executive officers as of June 27, 2006 represents 78.9% of our capital stock. See “Item 7. Major Stockholders and Related Party Transactions—Major Stockholders.”
Item 7. Major Stockholders and Related Party Transactions.
Major Stockholders
     We have two classes of common stock, represented by the Series A Shares and the Series B Shares. As of June 27, 2006, our issued and outstanding capital stock consisted of 91,835,193 Series A Shares, with no par value, and 18,805,918 Series B Shares, with no par value. Each Series A Share and Series B Shares is entitled to one vote at each meeting of our stockholders.
     On January 25, 2006 and February 20, 2006, respectively, our board of directors and shareholders approved a recapitalization of our company under which we created a new sole series of common stock, no par value, and each of our outstanding Series A Shares and Series B Shares will be converted into one newly issued share of common stock. Following this recapitalization:
•	each of our outstanding CPOs will represent a financial interest in one share of our common stock;

•	each of our outstanding ADSs will continue to represent two CPOs; and

•	we expect that our common stock will be listed on the Mexican Stock Exchange.
     We expect that the new common stock will be publicly traded over the Mexican Stock Exchange subject to the approval of the CNBV and to the registration of the new common stock with the National Stock Registry of the CNBV. If approved and registered by the CNBV, we expect that the recapitalization and public trading of the new common stock will become effective within 15 days following the date on which the CNBV grants its approval.
     As of March 31, 2006, there were 1,952,789 of our ADSs outstanding, each ADS representing two CPOs, each of which represents one Series A Share. As of March 31, 2006, approximately 4.3% of our outstanding Series A Shares were represented by ADSs and were held by approximately 277 beneficial owners.
     The stockholders who are presently part of our management currently own, directly and indirectly through their ownership in ACM and their beneficial ownership of the Banamex Trust and the Rincón Family Trust, approximately 78.9% of the issued and outstanding Series A Shares and Series B Shares and have the power to elect the majority of the directors and control our company. On April 28, 2006, our stockholders voted to elect 15 directors.
     The following table sets forth current information with respect to the beneficial ownership of our common stock as of June 27, 2006 by:

•	each person known by us to beneficially own more than 5%, in the aggregate, of each class of outstanding shares of our common stock; and

•	all of our directors and executive officers as a group.
Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Series A Shares		Series B Shares		Total
	Number of Shares	%	Number of shares	%	Number of shares	%
Rincón Family Trust (1)	56,350,367	61.4	—	—	56,350,367	50.9
Administradora Corporativa y Mercantil, S.A. de C.V. (ACM) (2)	15,068,000	16.4	—	—	15,068,000	13.6
Banamex Trust (3)	15,911,511	17.3	—	—	15,911,511	14.4
Miguel Rincón (4)	87,329,878	95.1	40,455	0.2	87,370,333	79.0
José Antonio Rincón (5)	87,329,878	95.1	14,699	0.1	87,344,577	78.9
Jesús Rincón (6)	87,329,878	95.1	—	—	87,329,878	78.9
Wilfrido Rincón (7)	87,329,878	95.1	14,256	0.1	87,344,134	78.9
Ignacio Rincón (8)	87,329,878	95.1	9,472	0.1	87,339,350	78.9
Martin Rincón (9)	87,329,878	95.1	3,168	*	87,333,046	78.9
Mayela Rincón (10)	71,418,367	77.8	8,807	*	71,427,174	64.6
All directors and executive officers as a group (19 persons) (11)	87,329,878	95.1	90,857	0.5	87,420,735	78.9

*	Less than 0.1%.

(1)	The beneficiaries of the Rincón Family Trust are Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martín Rincón and Mayela Rincón.

(2)	ACM is owned by Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martín Rincón. Mayela Rincón is a member of the board of directors of ACM.

(3)	The beneficiaries of the Banamex Trust are Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martín Rincón.

(4)	Includes 40,455 Series B Shares owned by Miguel Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Miguel Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Miguel Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(5)	Includes 14,699 Series B Shares owned by José Antonio Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. José Antonio Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. José Antonio Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(6)	Includes 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Jesús Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Jesús Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(7)	Includes 14,256 Series B Shares owned by Wilfrido Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Wilfrido Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Wilfrido Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(8)	Includes 9,472 Series B Shares owned by Ignacio Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Ignacio Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Ignacio Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(9)	Includes 3,168 Series B Shares owned by Martín Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust. Martin Rincón disclaims beneficial ownership of the Series A Shares owned by ACM, except to the extent of his ownership of ACM. Martín Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(10)	Includes 8,807 Series B Shares owned by Mayela Rincón, 56,350,367 Series A Shares owned by the Rincón Family Trust and 15,068,000 Series A Shares owned by ACM. Mayela Rincón disclaims beneficial ownership of the Series A Shares owned by ACM. Mayela Rincón disclaims beneficial ownership of the Series A Shares owned by the Rincón Family Trust, except to the extent of her beneficial ownership in the Rincón Family Trust.

(11)	Includes 90,857 Series B Shares owned by directors and officers of our company, 56,350,367 Series A Shares owned by the Rincón Family Trust, 15,068,000 Series A Shares owned by ACM, and 15,911,511 Series A Shares owned by the Banamex Trust.
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
Related Party Transactions
Administradora Corporativa y Mercantil, S.A. de C.V.
     From time to time, ACM, a company owned and controlled by the Rincón family, borrows funds from our company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was Ps 202.4 million at December 31, 2005. We recorded an allowance for doubtful accounts in the full amount of these loans during 2003. These loans bear interest at a rate of 5% per annum and mature on December 31, 2012.
Durango Paper Company
     On October 7, 2002, the Company sold its subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V. The sale was made for an aggregate amount of US$100 thousand. Prior to this sale, the Company had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement and the J.P. Morgan letters of credit, which in the aggregate, totaled a principal amount of US$25.2 million ($290.4 million). In 2003, these creditors called these guarantees. As a result, the Company recorded $285.0 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.
Líneas Aéreas Ejecutivas de Durango, S.A. de C.V.
     On April 18, 2005, our company purchased substantially all of the capital stock of Líneas Aéreas for Ps 15.0 thousand from certain members of the Rincón family and some of their children. Líneas Aéreas owns two business jets and provides transportation services to our subsidiaries and third parties. In connection with this transaction, we assumed a financial lease agreement with GE Capital Leasing with respect to one of the business jets.
     Under this financial lease agreement, we are required to make monthly lease payments with a final payment due in October 2007. The outstanding amount under this financial lease bears interest at a rate of prime + 1.50% per annum. Our obligations under this financial lease are secured by a pledge of the business jet. As of December 31, 2005, the aggregate principal amount outstanding under this financial lease was US$4.9 million (Ps 52.3 million). On February 24, 2006, we prepaid US$4.6 million under this financial lease. We expect to prepay the remaining outstanding amounts under this financial lease in connection with our pending sale of the business jet.
     In 2003, Líneas Aéreas borrowed Ps 15.2 million from our company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006. As a result of our acquisition of Líneas Aéreas, the amount of this loan is eliminated in the consolidation of our financial statements.
     During the year ended December 31, 2005 prior to our acquisition of Líneas Aéreas, we purchased services from Líneas Aéreas for an aggregate purchase price of Ps 1.1 million.
Transactions with Directors and their Affiliates
     We sell newsprint to El Universal at prices that are not materially more favorable than sales to other third parties. Juan Francisco Ealy Ortiz, one of our directors, is the Chairman, Chief Executive Officer and Managing Director of El Universal. During the year ended December 31, 2005, we recorded net sales to El Universal of approximately US$15.0 million (Ps 159.7 million).
     On June 28, 2005, our company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S.A. de C.V. for Ps 735.0 thousand. This company was owned by some of the members of the Rincón family.
     On March 6, 2006, Pipsamex issued and sold 2,177,042,255 shares of its series B capital stock, representing 13.3% of Pipsamex’ outstanding capital stock to NKM Corporativo, S.A. de C.V., a company owned and controlled by the Rincón family, for Ps 314.6 million. The proceeds of this sale were used to fund a portion of our debt redection program.
Item 8. Financial Information.
     See “Item 18. Financial Statements.”
Legal Proceedings
     We are, or since January 1, 2005, have been a party to the following significant lawsuits:
Voluntary Concurso Mercantil Petition (Solicitud de Concurso Mercantil Presentada por el Propio Comerciante), Case No. 3/2004
     On May 18, 2004, we filed a voluntary petition for concurso mercantil under the LCM with the Mexican court. On August 25, 2004, the Mexican court declared that we had satisfied all of the requirements to be a debtor under the LCM. On November 17, 2004, the Mexican court certified the list of recognized claims in our concurso mercantil proceeding. On December 23, 2004, the conciliator submitted our plan of reorganization to the holders of recognized claims and the plan was executed by us and the holders of recognized claims representing approximately

65% of the total number of recognized claims. On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization and the termination of the concurso mercantil. On February 23, 2005, our plan of reorganization was consummated. For a description of our plan of reorganization, see “Item 4: Information on Our Company—Significant Developments During 2004 and Recent Developments— Financial Restructuring.”
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
Trading on the Mexican Stock Exchange, the New York Stock Exchange and the Pink Sheets
     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operation in the early 1900s and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation, the shares of which are held by 31 brokerage firms. The firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated system known as the Electronic Exchange System for Registered or Assigned Transactions (Sistema Electrónico de Negociación de Transacciones, Registro y Asignación), or SENTRA, between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Trades in securities listed on the Mexican Stock Exchange may, subject to certain requirements, also be effected off the Mexican Stock Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Mexican Stock Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility.
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
     The Mexican Stock Exchange is one of Latin America’s two largest exchanges by market capitalization, but it remains relatively small and illiquid compared to major world markets. In December 2005, the five largest traded equity issues (measured by market capitalization) represented approximately 43% of the total value of equity issues traded on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by approximately 50 institutional investors. There is no formal over-the-counter market for securities in Mexico.
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

					New York Stock Exchange/
	Mexican Stock Exchange				Pink Sheets (1)
	Pesos per Series A Share				Dollars per ADS
	High		Low		High		Low
2001	Ps	24.00	Ps	24.00	US$	5.55	US$	5.15
2002		14.00		14.00		5.55		1.01
2003		16.30		3.00		1.70		0.40
2004		19.98		2.90		3.85		0.20
2005		13.00		4.11		1.30		0.15

(1)	Prices through May 25, 2004 are prices quoted on the New York Stock Exchange. Prices after May 25, 2004 are prices quoted on the Pink Sheets.

(2)	Through May 25, 2004. The high and low prices on the Pink Sheets between May 27, 2004 and December 31, 2004 were US$0.95 and US$0.20, respectively.
Source: Mexican Stock Exchange; New York Stock Exchange; Pink Sheets LLC.

					New York Stock Exchange/
	Mexican Stock Exchange				Pink Sheets (1)
	Pesos per Series A Share				Dollars per ADS
	High		Low		High		Low
2004
First Quarter	Ps	19.98	Ps	11.80	US$	3.85	US$	1.55
Second Quarter		14.50		10.98		2.40		0.95
Third Quarter		10.98		6.50		0.50		0.20
Fourth Quarter		7.00		2.90		0.65		0.25

2005
First Quarter		13.00		6.89		1.55		0.40
Second Quarter		12.00		6.69		1.25		0.60
Third Quarter		9.00		6.01		0.85		0.15
Fourth Quarter		9.00		4.11		1.25		0.25

2006
First Quarter		12.97		4.10		1.25		0.25
Second Quarter (through June 27)		7.71		4.10		1.30		0.37

(1)	Prices through May 25, 2004 are prices quoted on the New York Stock Exchange. Prices after May 25, 2004 are prices quoted on the Pink Sheets.
Source: Mexican Stock Exchange; New York Stock Exchange; Pink Sheets LLC.

	Mexican Stock Exchange				Pink Sheets
	Pesos per Series A Share				Dollars per ADS
	High		Low		High		Low
December 2005	Ps	9.00	Ps	4.11	US$	1.25	US$	0.25
January 2006		12.97		6.00		0.25		0.35
February 2006		11.23		9.99		0.35		0.35
March 2006		9.99		4.10		1.12		0.35
April 2006		7.20		4.10		0.37		0.37
May 2006		7.20		4.90		1.30		0.50
June 2006 (through June 27)		7.15		7.71		0.65		0.50

Source: Mexican Stock Exchange; Pink Sheets LLC.
     On June 27, 2006, the closing sales price of our Series A Shares on the Mexican Stock Exchange was Ps 7.71 per share.
Item 10. Additional Information.
Organizational Documents
     Set forth below is a summary of the material provisions of our bylaws (estatutos sociales) and applicable Mexican law. This description does not purport to be complete and is qualified by reference to Mexican law and to the bylaws of our company, incorporated by reference herein.
     On December 30, 2005, the new Mexican Securities Market Law (Ley del Mercado de Valores) was published. This law became effective on June 28, 2006. The Mexican Securities Market Law includes provisions that seek to improve the regulation of disclosure of information, minority shareholder rights and corporate governance. In addition, the Mexican Securities Law imposes further duties and liabilities on the members of the Board of Directors as well as on the relevant officers (such as a duty of loyalty and a duty of care). Likewise, under the Mexican Securities Law we are required to adopt specific amendments to our bylaws on or prior to December 24, 2006. We currently expect the most significant of these amendments to relate to: (1) revising our corporate name to reflect that we have adopted a new corporate form called a publicly held company (sociedad anónima bursátil), (2) creating the corporate practices committee, a new committee of our Board of Directors, which will consist exclusively of independent directors, and (3) eliminating the role and responsibilities of the statutory auditor, whose responsibilities will be assumed by the Board of Directors through the audit committee and the new corporate practices committee, as well as by our external auditor. The following summary does not give effect to these amendments.
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
Dividends
     At the annual ordinary stockholders meeting, our board of directors submits our financial statements for the previous fiscal year, together with a report thereon from our board of directors, to the stockholders for approval. The stockholders, after they have approved the financial statements, determine the allocation of our distributable earnings for the preceding year. Five percent of our net income must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our then current capital stock. As of June 30, 2006, our legal reserve was Ps 267.8 million. Allocation to the legal reserve is determined without reference to inflation adjustment under Mexican GAAP. Thereafter, the remainder of our net income is allocated as determined by the stockholders’ meeting and may be distributed as dividends. All shares which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Shares which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution.
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
     This summary is based upon the federal tax laws, regulations and treaty obligations of Mexico as in effect on June 27, 2006, which are subject to change. Such tax laws, their regulations and treaty obligations of Mexico are also subject to various interpretations, and the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican competent courts could later disagree with the explanations or conclusions set out below. The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico. Prospective purchasers of Series A Shares, CPOs and ADSs are urged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of Series A Shares, Series A Shares represented by ADSs and CPOs, including, in particular, the effect of any foreign, state or local tax laws.
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
     This description does not address all of the tax consequences that may be relevant to a holder. This description does not address, except as stated below, any of the tax consequences to:
•	holders that may be subject to special tax treatment, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, grantor trusts or dealers or traders in securities or currencies;

•	certain former citizens or long-term residents of the United States;

•	persons whose functional currency for U.S. federal income tax purposes is not the dollar; and

•	persons that will hold Series A Shares, CPOs or ADSs as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction for U.S. federal income tax purposes.
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
     For purposes of this description, a U.S. Holder is a beneficial owner of Series A Shares, CPOs or ADSs who for U.S. federal income tax purposes is:
•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

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
Distributions
     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution by our company of cash or property (other than certain distributions, if any, of Series A Shares, CPOs or ADSs distributed pro rata to all stockholders of our company, including holders of CPOs or ADSs) with respect to Series A Shares, CPOs or ADSs, before reduction for any Mexican taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally may be taxed on such distributions at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2010, (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that do not meet a minimum holdings period requirement during which they are not protected from the risk of loss will not be eligible for the reduced rates of taxation. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the Series A Shares, CPOs or ADSs and thereafter as capital gain. Our company does not maintain calculations of our company’s earnings and profits under U.S. federal income tax principles.
     Any such dividend paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the dollar value of the pesos on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
     Dividends received by a U.S. Holder with respect to Series A Shares, CPOs or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.” U.S. Holders should note that the “financial services income” category will be eliminated with respect to taxable years beginning after December 31, 2006, and the foreign tax credit limitation categories after such time will be limited to “passive category income” and “general category income.”

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
     Based on certain estimates of our company’s gross income and gross assets and the nature of our company’s business, our company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2005. Our company’s status in future years will depend on our company’s assets and activities in those years. Our company has no reason to believe that its assets or activities will change in a manner that would cause our company to be classified as a PFIC, but there can be no assurance that our company will not be considered a PFIC for any taxable year. If our company were a PFIC, a U.S. Holder of Series A Shares, CPOs or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Series A Shares, CPOs or ADSs.

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
U.S. Backup Withholding Tax and Information Reporting
     U.S. backup withholding tax and information reporting requirements generally will apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Series A Shares, CPOs or ADSs, in each case, made within the United States, or by a U.S. payor or U.S. middleman, to a holder of Series A Shares, CPOs or ADSs (other than an exempt recipient, including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any such payments within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010. In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.
THE ABOVE DESCRIPTION OF MEXICAN INCOME TAXATION AND U.S. FEDERAL INCOME TAXATION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SERIES A SHARES, CPOs OR ADSs. PROSPECTIVE PURCHASERS OF SERIES A SHARES, CPOs OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.
Documents on Display
     The documents concerning our company that are referred to in this annual report may be inspected at our offices at Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34208.
Item 11. Quantitative and Qualitative Disclosure about Market Risk.
     We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices. We periodically review our exposure to risks arising from fluctuations in interest rates and foreign exchange and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We have not entered into market risk sensitive instruments for speculative purposes. See note 3j to our financial statements.
Interest Rate Risk
     We face primary market risk exposure due to interest rate risk. Approximately 29.1% of our long-term interest-bearing debt at December 31, 2005 was variable rate. Substantially all of our long-term debt is denominated in dollars. As a result, depreciation of the peso will result in increases in our interest expense in peso terms. Variable rate long-term debt denominated in dollars bears interest at rates tied to LIBOR, the rate that banks in the London interbank market offer for dollar deposits of varying maturities.
     The table below summarizes our debt obligations, which include notes, bank loans and leases, at December 31, 2005. The table presents payment obligations in millions of pesos by maturity date and the related weighted-average interest rates. Dollar-denominated liabilities and notional amounts have been converted to pesos based on the exchange rate at December 31, 2005, which was Ps 10.6344 = US1.00.

Liabilities	2006	2007	2008	2009	2010	Thereafter
	(in millions of constant pesos)
Fixed Rate Debt
Millions of Pesos	—	—	—	—	—	4,613.0
Weighted Average rate	8.94%	9.99%	9.99%	9.99%	9.99%	9.99%

Variable Rate Debt
Millions of Pesos	257.6	335.7	278.6	248.5	256.5	772.8
Weighted Average rate	8.37%	8.42%	8.51%	8.54%	8.61%	8.69%

Total Debt
Millions of Pesos	257.6	335.7	278.6	248.5	256.5	5,385.8
Weighted Average rate	8.76%	9.54%	9.61%	9.68%	9.74%	9.80%
     In the event that the average interest rate applicable to our financial liabilities in 2006 is 1% higher than the average interest rate in 2005, our financial expenses would increase by approximately Ps 53.0 million.
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
     The table set forth above summarizes our debt obligations that are sensitive to foreign currency exchange rates at December 31, 2005. The table presents principal payment obligations in millions of pesos by maturity date for dollar-denominated debt.
     In the event that the peso depreciates by 10% against the dollar during 2006 as compared to the peso/dollar exchange rate at December 31, 2005, our financial expenses indexed to the dollar in 2006 would increase by approximately Ps 59.0 million.
Item 12. Description of Securities Other than Equity Securities.
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.
     Not applicable.

Item 15. Controls and Procedures.
Evaluation of Disclosure Controls and Procedures
     As of December 31, 2005, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures.
     Based upon and as of the date of our evaluation, for the reasons described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, our disclosure controls and procedures were ineffective in providing reasonable assurance that information relating to us that is required to be included in our periodic filings with the SEC is recorded, processed, summarized and reported as and when required.
     During 2004, we restated our financial statements to correct certain amounts previously reported in our Mexican GAAP financial statements for the year ended December 31, 2004. Additionally, we also restated our U.S. GAAP financial information for the years ended December 31, 2003, 2002, 2001 and 2000. These corrections made for our Mexican and U.S. GAAP financial information were related to the determination of our deferred tax provision.
     We recognized that such corrections described above represented a material weakness in our internal control over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No.2 , An audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements. We have not fully remediated this material weakness during 2005 since we are still in the process to upgrading our information technologies through the automation of our consolidated system that will improve our ability to prepare our financial information under both Mexican GAAP and U.S. GAAP specifically in our deferred income tax calculations.
Item 16. [Reserved].
     Not applicable.
Item 16A. Audit Committee Financial Expert.
     The audit committee members are Rebeca Castaños Castaños, Buenaventura G. Saravia and Mayela Rincón de Velasco. Our Board of Directors has determined that Mayela Rincón de Velasco is our “audit committee financial expert” within the meaning of applicable law. Mayela Rincón de Velasco is our Chief Financial Officer and, therefore, is not independent with respect to our company. Our Board of Directors is reviewing the qualifications of the other members of the audit committee to determine whether any is an “audit committee financial expert” within the meaning of applicable law and independent under the listing standards of a national securities exchange registered pursuant to section 6(a) of the Exchange Act or a national securities association registered pursuant to section 15A(a) of the Exchange Act that have been approved by the SEC.

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
Item 16C. Principal Accountant Fees and Services.
Audit Fees
     The following table summarizes the aggregate fees billed to us by our principal accounting firm, PricewaterhouseCoopers, for the fiscal years ended December 31, 2005 and 2004:

	For the year ended December 31,
	2005		2004
	(in thousands of constant pesos)
Audit Fees	Ps	13,270	Ps	10,178
Tax Fees		130		884
Other Fees		597		5,423

Total Fees	Ps	13,997	Ps	16,485

     Audit fees and audit-related fees. Audit fees in the above table, which include all audit-related fees, for the years ended December 31, 2005 and 2004, are the aggregate fees billed or expected to be billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and regulatory audits. Additionally, the audit fees include review of our company’s annual financial statements and our company’s annual reports to be filed with the SEC and the CNBV. We did not incur any audit related fees during the years ended December 31, 2005 and 2004.
     Tax Fees. Tax fees in the above table for the years ended December 31, 2005 and 2004 are fees billed or expected to be billed by PricewaterhouseCoopers for tax consultations.
     Other Fees. Other fees in the above table for the year ended December 31, 2004 are fees billed by PricewaterhouseCoopers for non-audit services related to the financial restructuring of our company. Other fees in the above table for the year ended December 31, 2005 are fees billed by Pricewaterhouse Coopers for non-audit services related to our compliance with the Sarbanes-Oxley Act of 2002. As a percentage of total fees billed to our company, other fees represent 4.3% for 2005 and 32.9% for 2004.
Audit Committee’s Pre-Approval Policy and Procedures
     Our audit committee is charged with the responsibility of pre-approving all audit and non-audit services provided to us and our subsidiaries by our independent auditor and any other auditing firm. In performing this duty, the audit committee is guided by the following pre-approval policies and procedures:
•	the audit committee must pre-approve services performed by our independent auditor for us or our subsidiaries, which may include audit, review, attest and non-audit services permitted under applicable law, such as the rules and regulations of the SEC, the Public Company Accounting Oversight Board and any other regulatory or self-regulatory body, collectively, the covered services;

•	the audit committee must pre-approve all covered services provided by other firms besides our independent auditor to the extent our independent auditor expressly relies on the audit report of these other firms in preparing its own audit report; and

•	the audit committee may delegate its authority to pre-approve the covered services to one or more members of the audit committee.

     In considering whether to grant approval, the audit committee considers the nature and scope of the service as proposed in light of applicable law, as well as the principles and other guidance of the SEC and the Public Company Accounting Oversight Board with respect to auditor independence. The audit committee also considers whether the overall level of non-audit services is compatible with the independence of the independent auditor. In general, predictable and recurring services are approved by the audit committee on an annual basis at or about the start of each fiscal year.
     While our policies and procedures acknowledge the de minimus exception granted by SEC regulations, which allows certain services to be exempt from pre-approval, we do not normally rely on this exception. Our chief financial officer is responsible for bringing to the audit committee’s attention any instance in which services may have been provided without prior approval. Substantially all of the above fees paid to PricewaterhouseCoopers were subject to our pre-approval policies and procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.
     Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     During the year ended December 31, 2005, there were no purchases made by or on behalf of Corporación Durango, S.A. de C.V. or any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Exchange Act, of shares or other units of any class of Corporación Durango, S.A. de C.V.’s equity securities that are registered by Corporación Durango, S.A. de C.V. pursuant to Section 12 of the Exchange Act.

PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     See pages F-1 to F-77, incorporated herein by reference.
Item 19. Exhibits.
Documents filed as exhibits to this annual report:

1.1	Bylaws of our company, as amended (English translation)

2.1
Indenture, dated as of February 23, 2005, between Corporación Durango S.A. de C.V. and Law Debenture Trust Company of New York, as Trustee (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F filed on October 28, 2005)

2.2
Restructured Credit Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V., the Guarantors named therein, the Tranche A Holders named therein, and The Bank of New York, as Administrative Agent (incorporated by reference to Exhibit 2.2 to our annual report on Form 20-F filed on October 28, 2005)

2.3
Common Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V., the Guarantors and Additional Guarantors named therein, the A Lenders named therein, The Bank of New York, as Administrative Agent, Law Debenture Trust Company of New York, as Trustee, Deutsche Bank Trust Company Americas, as Collateral Agent, Deutsche Bank Mexico, S.A., Institución De Banca Multiple, Trust Division, as Collateral Agent, Deutsche Bank Trust Company Americas, as Guarantor Paying Agent, and the Subordinating Creditors named therein (incorporated by reference to Exhibit 2.3 to our annual report on Form 20-F filed on October 28, 2005)

2.4
The total amount of long-term debt securities of our company and its subsidiaries under any one instrument, other than the Indenture and the Restructured Credit Agreement, does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the United States Securities and Exchange Commission upon request.

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

Date: June 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders of
Corporación Durango, S. A. de C. V.:
We have audited the consolidated balance sheets of Corporación Durango, S.A. de C. V. and subsidiaries (collectively the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Durango International, Inc. and Subsidiaries which statements reflect 7.5% of consolidated total assets as of December 31, 2005, and 17% net sales and 0.2% of consolidated net income for the year ended December 31, 2005. Those statements, prepared in accordance with generally accepted accounting principles in the United States, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries on such basis of accounting is based solely on the report of such other auditor.
We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements, including the Company’s conversion of the amounts in the financial statements of Durango International, Inc. and Subsidiaries prepared in accordance with generally accepted accounting principles in the United States presented in U.S. dollars, to amounts in accordance with generally accepted accounting principles in Mexico presented in Mexican pesos of equivalent purchasing power at December 31, 2005. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.
In our opinion, based in our audits and the report of the other auditor, the aforementioned financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporación Durango, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in Mexico.
Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 23, to the consolidated financial statements.
PricewaterhouseCoopers, S.C.
Mexico City, April 24, 2006, except for Note 23 as to which the date is June 30, 2006.
Javier Monroy C.P.
Audit Partner

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
To the Board of Directors and
Stockholders Durango International, Inc.
We have audited the accompanying consolidated balance sheet of Durango International, Inc. (“DII”) (a wholly owned subsidiary of Corporacion Durango S.A. de C.V.) and subsidiaries referred to herein as (“the Company”) as of December 31, 2005, and the related consolidated statements of income, shareholder’s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The combined financial statements of Durango McKinley Paper Company and Durango International Inc. as of and for the year ended December 31, 2004 were audited by other auditors whose report dated April 22, 2005 expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Durango International, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
KBA GROUP LLP
Dallas, Texas
February 21, 2006, except as to Note K for which the date is as of April 10, 2006

14241 Dallas Parkway, Suite 200
Dallas,Texas 75254
Phone 972.702.8262
Fax 972.702.0673
•www.kbagroupllp.com

Report of Independent Registered Public
Accounting Firm to the Board of Directors
and Stockholders of
Corporación Durango, S. A. de C. V.
We have audited the accompanying consolidated balance sheet of Corporación Durango, S. A. de C. V. and subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States (U. S. GAAP). The application of the latter would have affected the determination of stockholders’ equity as of December 31, 2003, and the determination of net loss for the year then ended to the extent summarized in Note 23.
As discussed in Note 23 to the consolidated financial statements, the reconciliation to U. S. GAAP as of December 31, 2003 and for the year then ended has been restated for adjustments to deferred income taxes for U. S. GAAP purposes only.
The consolidated financial statements as of December 31, 2003 and for the year then ended issued on June 28, 2004 were prepared assuming that the Company will continue as a going concern. Since November 2002 the Company had failed to pay principal and interest of certain obligations, and therefore the Company reclassified most of its debt as short-term. In addition, during 2003 and 2002 the Company had incurred significant consolidated net losses, and since 2001 its operating margin has declined substantially. As of December 31, 2003, the Company had negative working capital and was experiencing severe liquidity problems. Furthermore, the Company estimated that upon the adoption of Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal”, whose application was mandatory for fiscal years beginning on or after January 1, 2004, a charge to results of operations for the year 2004 of Ps.675,655,000, net of deferred income taxes, would be required, which would additionally reduce its stockholders’ equity. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits and to restructure its debt. The originally issued 2003 financial statements do not include any additional adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern.
The accompanying financial statements have been translated into English for the convenience of readers in the United States of America.
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu
C.P.C. Claudia Leticia Rizo Navarro
April 30, 2004
(June 28, 2004 as to Notes 1.e, 24, 25, 26 and 27 to the originally issued 2003 financial statements, July 4, 2005 as to the adjustment to deferred income taxes discussed in Note 23, and June 29, 2006 as to the restatement to constant Mexican pesos as of December 31, 2005)

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$700,408	$859,886
Accounts receivable — Net (Note 5)	1,733,285	1,852,745
Short-term related parties (Note 14)	11,803	13,505
Inventories — Net (Note 6)	1,195,809	1,105,815
Prepaid expenses	15,655	6,711
Current assets of discontinued operations (Note 17)	—	107,973

Total current assets	3,656,960	3,946,635

PROPERTY, MACHINERY PLANT AND EQUIPMENT — NET (Note 7)	10,913,101	11,433,228

OTHER ASSETS — NET (Note 8)	260,386	350,785

NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS (Note 17)	—	257,598

Total assets	$14,830,447	$15,988,246

LIABILITIES

CURRENT LIABILITIES:
Short-term debt (Note 9)	$—	$43,554
Current portion of long-term debt (Note 9)	257,572	138,429
Notes payable	48,274	49,887
Accrued interest	13,564	15,920
Trade accounts payable	843,891	753,464
Accrued expenses and taxes	474,599	708,875
Employee statutory profit sharing	1,000	876
Current liabilities of discontinued operations (Note 17)	—	131,138

Total current liabilities	1,638,900	1,842,143

LONG-TERM LIABILITIES:
Long-term debt (Note 9)	6,505,139	7,178,232
Long-term notes payable	63,773	89,927
Deferred income taxes (Note 16)	1,601,824	1,483,957
Pension plans and seniority premiums (Note 11)	307,899	315,706
Long-term liabilities of discontinued operations (Note 17)	—	150,181
Liabilities to be capitalized to equity (Note 9)	—	3,264,164

Total long-term liabilities	8,478,635	12,482,167

Total liabilities	10,117,535	14,324,310

STOCKHOLDERS’ EQUITY:
Common stock (Note 12)	5,445,303	5,154,576
Additional paid-in capital	4,481,354	1,507,630
Retained earnings	2,750,209	2,686,117
Net gain for the year	179,176	64,092
Loss from holding non monetary assets	(5,462,129)	(4,745,267)
Cumulative initial effect of deferred income taxes	(3,348,713)	(3,348,713)
Cumulative translation adjustment of foreign subsidiaries	609,425	265,449

Majority stockholders’ equity	4,654,625	1,583,884

Minority stockholders’ equity in consolidated subsidiaries	58,287	80,052

Total stockholders’ equity	4,712,912	1,663,936

Commitments and contingencies (Notes 18 and 19)	—	—

Total liabilities and stockholders’ equity	$14,830,447	$15,988,246

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005, except per share amounts)

	2005	2004	2003
Net sales	$8,143,300	$8,039,294	$7,327,253
Cost of sales	7,096,308	6,889,515	6,299,962

Gross profit	1,046,992	1,149,779	1,027,291

Selling, general and administrative expenses	677,735	694,128	698,168

Operating income	369,257	455,651	329,123

Other income (expenses) — net (Note 15)	5,235	(417,906)	(1,638,756)

Net comprehensive financing cost:
Interest expense	(592,425)	(1,158,265)	(1,288,087)
Interest income	42,555	41,503	44,727
Exchange gain (loss)	334,613	62,561	(892,766)
Gain on monetary position	198,708	469,359	399,457

	(16,549)	(584,842)	(1,736,669)

Income (loss) from continuing operations before income taxes, employee statutory profit sharing and equity in income of associated companies	357,943	(547,097)	(3,046,302)

Income tax benefit (Note 16)	(304,016)	502,740	2,297
Employee statutory profit sharing	(719)	—	(1,884)

	(304,735)	502,740	413

Income (loss) from continuing operations before equity in income of associated companies	53,208	(44,357)	(3,045,889)

Equity in the income of associated companies	1,901	2,736	2,061

Income (loss) from continuing operations	55,109	(41,621)	(3,043,828)

Discontinued operations — Net (Note 17)	108,802	105,536	(596,964)

Consolidated net income (loss)	$163,911	$63,915	($3,640,792)

Net income (loss):
Majority interest	$179,176	$64,092	($3,634,451)
Minority interest	(15,265)	(177)	(6,341)

Consolidated net income (loss)	$163,911	$63,915	($3,640,792)

Basic and diluted net income (loss) per share of Continuing operations	0.51	(0.45)	(32.75)
Discontinued operations	1.00	1.15	(6.42)

Basic and diluted net income (loss) per share	1.51	0.70	(39.17)

Weighted average number of shares outstanding	108,528,665	91,834,192	92,942,916

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

							Cumulative	Cumulative	Minority
					Loss fron	Additional	initial effect	translation	stockholders’
	Common		Additional		holding non	liability	of deferred	adjustment	equity	Total
	stock	Treasury	paid-in	Retained	monetary	for seniority	income	of foreign	in consolidated	stockholders’
	(Note 12)	stock	capital	earnings	assets	premiums	taxes	subsidiaries	subsidiaries	equity
Balances as of January 1, 2003	$5,280,258	($125,731)	$1,507,630	$6,670,306	($5,002,821)	($159,181)	($3,348,713)	$94,870	$77,319	$4,993,937
Reduction of common stock (Note 12.b)	(125,731)	125,731								—

Transfer of the additional liability for seniority premium (Note 11)				(159,181)		159,181				—

Allowance for doubtful accounts for receivable due from shareholders (Note 14.b)				(190,557)						(190,557)

Comprehensive loss				(3,634,451)	422,477			98,625	(3,653)	(3,117,002)

Balances as of December 31, 2003	5,154,527	—	1,507,630	2,686,117	(4,580,344)	—	(3,348,713)	193,495	73,666	1,686,378

Increase in common stock (Note 12.c)	49									49

Comprehensive income				64,092	(164,923)			71,954	6,386	(22,491)

Balances as of December 31, 2004	5,154,576	—	1,507,630	2,750,209	(4,745,267)	—	(3,348,713)	265,449	80,052	1,663,936

Increase in common stock	290,727									290,727

Premium in Issuance of Shares			2,973,724							2,973,724

Comprehensive income				179,176	(716,862)			343,976	(21,765)	(215,475)

Balances as of December 31, 2005	$5,445,303	$—	$4,481,354	$2,929,385	($5,462,129)	$—	($3,348,713)	$609,425	$58,287	$4,712,912

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004	2003
Operating activities:
Consolidated income (loss) from continuing operations	$55,109	($41,621)	($3,043,828)
Items applied to income that did not require (provide) resources:
Depreciation and amortization	421,617	438,236	426,407
(Income) expense from deferred income tax	241,143	(531,254)	(79,473)
(Revaluation) impairment of long-lived assets	(113,803)	479,130	656,144
(Loss) income on sale of property, plant and equipment	(1,696)	22,844	217,015
Other (expenses) income	(26,107)	17,020	24,813
Amortization of debt issuance costs and other financing costs	—	338,148	99,999
Loss on operations of Durango Paper Company	—	—	342,472

	576,263	722,503	(1,356,451)

Trade accounts receivable — Net	20,036	135,582	(98,261)
Inventories	(89,994)	73,190	52,466
Other current assets	92,182	(29,316)	7,922
Trade accounts payable	90,427	(222,726)	93,638
Accrued interest	(2,356)	—	998,272
Accrued expenses and taxes other than income taxes	(135,602)	44,958	14,085
Other — Net	(100,163)	(3,324)	(88,319)

Net resources (used in) provided by operating activities before discontinued operations	450,793	720,867	(376,648)

Assets of discontinued operations	107,973	(16,465)	6,452
Liabilities of discontinued operations	(131,138)	39,102	81,852
Discontinued operations — net of items that did not require resources	(284,509)	105,536	(194,264)

(Loss) income from discontinued operations	(307,674)	128,173	(105,960)

Net resources provided by (used in) operating activities	143,119	849,040	(482,608)

Financing activities:
(Decrease) increase of short-term and long-term debt	(3,988,996)	101,148	281,951
Payments of long-term debt	(170,546)	(798,869)	(441,257)
Common stock increase	290,727	49	—
Additional paid-in capital	2,973,724	—	—
Translation adjustment of foreign subsidiaries	343,976	71,954	98,622

Net resources used in financing activities	(551,115)	(625,718)	(60,684)

Investing activities:
Revenue from the sale of discontinued operations	334,393	—	1,004,969
Acquisition of machinery and equipment	(134,849)	(214,181)	(114,733)
Restricted cash	—	171,195	(171,195)
Divestment of subsidiaries	(54,002)	—	—
Investment in (divestment of) other assets	28,205	(34,856)	20,222
Sale of property, plant and equipment	74,771	16,483	251,150

Net resources (used in) generated by investing activities	248,518	(61,359)	990,413

(Decrease) increase in cash and cash equivalents	(159,478)	161,963	447,121
Balance of cash and cash equivalents at beginning of year	859,886	697,923	250,802

Balance of cash and cash equivalents at end of year	$700,408	$859,886	$697,923

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of constant Mexican pesos as of December 31, 2005)
NOTE 1 — THE ENTITY:
a.	Entity — Corporación Durango, S. A. de C. V. (“CODUSA”) and subsidiaries (collectively, the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks ), paper (containerboard, newsprint and bond) and other wood products (plywood) in Mexico and in the United States of America.

b.	In October 2002, the Company sold its investment in Durango Paper Company (DPC) to Operadora Omega Internacional, S.A. de C.V. Prior to this sale, the Company provided certain guarantees for a bank loan and certain letters of credit issued by DPC, amounting to $290,323 (US$25.2 million). DPC’s creditors called these guarantees and consequently, the 2003 statement of operations reflects a charge of $284,976 (US$23.6 million) which was recorded in other expenses. These liabilities were included in the restructured debt.
NOTE 2 — BASIS OF PRESENTATION:
a.	Going concern – The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, with realization of its assets and liability payments in the ordinary course of business. As a consequence of the inability of the Company to pay principal and interest of certain obligations, the Company reclassified most of its debt as a short-term during 2002 and 2003, as mentioned in Note 9.b. As a result of the financial restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2004 and 2005, to short-term and long-term debt in accordance with the maturity of those balances. (See Note 9).

b.	Basis of presentation — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants (MIPA).

c.	Consolidation of financial statements — The consolidated financial statements include the assets, liabilities and income or loss of the subsidiaries in which the Company holds more than 50% ownership and operating and financial control. The ownership percentage in the capital stock of the Company’s significant consolidated subsidiaries is shown below. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Group	Ownership
(or Company)	percentage	Activity
Administración Corporativa de Durango, S. A. de C. V. and subsidiaries	100%	Administrative services

Compañía Forestal de Durango, S. A. de C. V.	100%	Administrative services

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of paper for corrugated boxes

Durango International, Inc. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and corrugated boxes.

Durango Internacional, S. A. de C. V. and subsidiary	100%	Advisory, administrative and organization services

Empaques de Cartón Titán, S. A. de C. V. and subsidiaries	100%	Manufacturing of corrugated boxes and multi-wall sacks

Grupo Pipsamex, S. A. de C. V. and subsidiaries	100%	Manufacturing of newsprint and bond paper

Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper for corrugated boxes

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood

Porteadores de Durango S.A. de C.V. and subsidiaries	100%	Hauling freight
d.	Translation of financial statements of foreign subsidiaries — The accounting policies of foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rates, and retained earnings at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

The financial statements of foreign subsidiaries included in the 2005, 2004 and 2003 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.
NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES:
The consolidated financial statements have been prepared in accordance with Mexican GAAP and reflect the purchasing power of the Mexican peso as of the most recent reporting date. For comparison purposes, consolidated financial statements of prior years have also been restated to reflect identical purchasing power, using factors derived from changes in the National Consumer Products Index (NCPI) issued by Banco de México.

The significant accounting policies followed by the Company including concepts, methodology and criteria used for the recognition of the effects of inflation in financial information are as follows:
a.	All significant intercompany balances and transactions have been eliminated for consolidation purposes. The consolidation process was done based on subsidiaries’ audited financial statements. See Note 14.

b.	Investments in cash equivalents include debt and stock investments and are classified based on management’s anticipated use of the investments at the time of sale either as debt to be held to maturity, financial investments or available-for sale instruments. They are recorded at acquisition cost and are subsequently valued as discussed in the following paragraphs.
i.	Debt investments to be held to maturity are valued at acquisition cost less prime amortizations, plus discount amortizations, based on the outstanding balance during the life of the investment. If necessary, a reduction in value is registered.

ii.	Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with gains or losses recognized in the statements of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arms’-length transaction between interested and willing parties.
c.	Accumulated preferred dividends of the limited voting rights shares, declared only if earnings are obtained, are not recognized as liability until they are declared.

d.	Investments in affiliated and associated companies stocks are valued by the participation method. The acquisition cost of the stocks is modified by the proportional part of the changes in the capital stock of affiliated and associated companies after the acquisition date. Participation of the Company in the affiliated and associated companies’ income is presented separately in the statements of operations.

e.	Inventories and cost of sales are stated at average cost and are later restated using factors derived from changes in the NCPI at its reposition costbased on the most recent purchase price or production cost. The value should not exceed its market value. See Note 6.

f.	Property, machinery and equipment of Mexican origin are recorded at acquisition cost and are restated to reflect Mexican pesos of constant purchasing power using factors derived from changes in the NCPI.

Machinery and equipment of non-Mexican origin are recorded at acquisition cost and the acquisition cost is restated to constant currency using the inflation of the country of origin, then converted into Mexican pesos at the exchange rate in effect at the balance sheet date.

Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their useful lives, as follows:

Years
Buildings	25-50
Machinery and industrial equipment	23-40
Transportation equipment	1-5
Computer equipment	1-3
Office furniture and equipment	5-10
These assets are evaluated annually for potential impairment.

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Net comprehensive financing cost incurred during the period of construction and installation of property, machinery and equipment is capitalized and restated applying factors derived from changes in the NCPI.

g.	Intangible assets are recognized in the balance sheet provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The carrying value of intangible assets is subject to an annual impairment evaluation.

h.	Effective January 1, 2004, the Company adopted Statement C-15, “Impairment in the Value of Long-Lived Assets and their Disposal”, issued by MIPA, which establishes general criteria for the identification and, if applicable, recording of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. The Company performed its annual impairment evaluation of long-lived assets at December 31, 2005 and 2004, and, as a result, recorded a favorable adjustment of $113,803 and a charge of $479,130, respectively, in other income (expenses).

i.	Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with gains or losses recognized in the statement of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arm’s-length transaction between interested and willing parties.

j.	Investments in derivative financial instruments for trading or hedging purposes are recorded as assets or liabilities at fair value. Realized and unrealized gains or losses on those investments are recorded in the statement of operations. As of January 1, 2005, the Company adopted amendments to Statement C-2, “Financial Instruments”. Statement C-2, as amended, requires effects for valuation of derivative financial instruments for trading to be recorded in capital stock and impairment effects losses to be calculated. The adoption of the amendments to this Statement by the Company did not have any impact on the accompanying financial statements because the Company did not have derivative financial instruments.

k.	Long-lived tangible and intangible assets (including goodwill) are subject to an annual impairment evaluation to calculate their useful value and determine if impairment is applicable.

l.	Liabilities and provisions for liabilities represent present obligations of the Company with a probable requirement to pay those obligations in cash. The provisions have been recorded based on the best reasonable estimation by management of the present payment obligation; however, actual results could differ from recorded provisions.

m.	Income tax (IT) is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities. Asset tax (AT) paid is charged in the statement of operations due to uncertainty of its recoverability. See Note 16.

Deferred employee statutory profit sharing (EPS) is recorded only when there are temporary differences in accounting and tax net income that could cause a future benefit or liability and the amount can be reasonably estimated.

n.	Pension plans and seniority premiums to which employees are entitled upon termination of employment after 15 years of service are non- contributory and are recorded as costs of the year in which the respective services are rendered, based on actuarial calculations using the projected unit credit method.

As of January 1, 2005, the Company adopted amendments to Statement D-3, “Labor Obligations”, issued by MIPA. Statement D-3, as amended, establishes rules for estimating and recording the liabilities related to severance payments due to employees upon dismissal for causes other than financial restructuring. These effects are recognized through actuarial calculations using the projected credit unit method. The net cost for the year ended December 31, 2005 for this item was $5,139, which was recorded in the results for the year. The initial adoption of the amendments to this Statement did not have a material impact on the financial statements.

Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to income in the year in which they become payable.

o.	Debt issuance costs — Debt issuance costs, which are included in other assets, are capitalized and restated by applying changes in the NCPI. Amortization is calculated based on the proportion of the initial tenor of the debt during which the debt has been outstanding. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

p.	Common stock, legal reserve and retained earnings represent the value of those items in terms of purchasing power of the Mexican peso as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical values.

q.	Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.

r.	Insufficiency in capital stock restatement represents the initial accrued result on monetary position and the result of holding non-monetary assets (inventories and/or fixed assets) stated in Mexican pesos of purchasing power as of the most recent balance sheet date.

s.	Comprehensive income (loss) represents the net income (loss) for the period presented in the consolidated statements of operations, plus the effects of holding non-monetary assets, the profit from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

t.	The result on monetary position represents income due to inflation changes, measured by NCPI factors, on the years’ net monthly monetary assets and liabilities, stated in Mexican pesos of purchasing power as of the most recent balance sheet date. Inflation rates were 3.33% in 2005, 5.19% in 2004 and 3.97% in 2003.

u.	Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during the period. There are no effects from potential dilutive shares.

v.	Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated.

w.	Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Differences due to exchange rate fluctuations from transactions and payment dates or valuations as of the most recent balance sheet date are recognized in income. See Note 13.

Financial statements of foreign subsidiaries included in the consolidation process are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year-end closing. The effect of exchange rate fluctuations is presented in stockholders’ equity in “Cumulative translation adjustment of foreign subsidiaries”.

Financial statements of foreign subsidiaries are translated as follows: a) cash and cash equivalents at the exchange rate in effect at the closing date; b) non-cash items at historical exchange rates; c) statements of operations items at monthly average exchange rates for the period; and d) the translated effect is recorded in net comprehensive financing cost. Financial statements in Mexican pesos are restated at year-end closing as specified by Statement B-10 .

x.	Sales are recognized upon delivery of products and receipt of customer acceptance. Revenue is recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs when those goods are delivered in compliance with the customer’s orders and when the amount of revenue and the cost incurred or to be incurred in the transaction can be reliably measured.

y.	Information by Segment — The provisions contained in Statement B-5, “Financial Information by Segment”, issued by MIPA are mandatory for public entities listed on the Mexican Stock Exchange. Statement B-5 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates in three reporting segments. See Note 21.

z.	B-7 “Business Acquisitions” — Effective 2005 Statement B-7, “Business Acquisitions”, establishes, among other things, that the purchase method to account for business acquisition. In addition, it modifies the accounting treatment of goodwill, ceasing its amortization but subject to annual impairment test. Statement B-7 also provides specific guidance for the acquisition of minority interest and transfer of assets of stock amongst entities common control.

aa.	Leasing — Leasing operations are registered under Statement D-5 “Leasing”. The Company capitalizes leased asset related to industrial machinery and equipment. These assets are depreciated under the depreciations rates of the common acquired assets.
NOTE 4 — CASH AND CASH EQUIVALENTS:

	2005	2004
Cash	$410,996	$310,107
Cash equivalents	289,412	549,779

	$700,408	$859,886

NOTE 5 — ACCOUNTS RECEIVABLE:

	2005	2004
Trade accounts receivable	$1,731,075	$1,800,888
Recoverable taxes	44,862	145,988
Other	112,053	81,567

	1,887,990	2,028,443

Allowance for doubtful accounts	(154,705)	(175,698)

	$1,733,285	$1,852,745

NOTE 6 — INVENTORIES:

	2005	2004
Finished goods	$278,389	$189,472
Production-in-process	7,281	8,911
Raw materials	371,014	342,107
Spare parts and materials	283,434	274,278
Molds and dies	78,606	96,867
Other	10,693	26,770

	1,029,417	938,405
Allowance for obsolete inventories	(32,778)	(30,842)

	996,639	907,563
Advances to suppliers	38,458	76,137
Merchandise-in-transit	160,712	122,115

	$1,195,809	$1,105,815

NOTE 7 — PROPERTY, MACHINERY AND EQUIPMENT:

	2005	2004
Buildings	$3,692,976	$3,641,466
Machinery and industrial equipment (*)	17,949,942	18,486,387
Transportation equipment, computer equipment and office furniture and equipment	1,416,746	1,310,730

	23,059,664	23,438,583
Accumulated depreciation	(13,063,873)	(12,883,117)

	9,995,791	10,555,466
Land	863,749	825,617
Construction-in-progress	53,561	52,145

	$10,913,101	$11,433,228

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $390,006, $408,333 and $402,278, respectively.
For the years ended December 31, 2005 and 2004, under the provisions of Statement C-15, the Company recognized an increase of $113,803 and a decrease of $479,130 in fixed assets value, respectively, which were reflected in the consolidated statement of operations as other income and other expenses, respectively. The related deferred income tax effect was a charge of $31,865 and a credit of $134,156 in 2005 and 2004, respectively.

(*)	The value impairment effect was recognized in accordance with Statement C-15 in the fixed assets items that originated it with the following results:

	2005	2004
Machinery and industrial equipment	$17,836,139	$18,965,517
Revaluation impairment	113,803	(479,130)
Depreciation	(10,117,787)	(10,633,716)

Machinery and industrial equipment	$7,832,155	$7,852,671

During 2003, the Company reviewed the recoverable value of its long-lived assets in use, based on future cash flows resulting from production and sale operations during the remaining useful life of the fixed assets evaluated, which is from 20 to 35 years after 2003. The effect of that evaluation resulted in an impairment provision of $656,144 in 2003, recorded in the consolidated statement of operations within other expenses. The deferred income tax effect was a credit to income in the amounts of $209,966.
On January 1, 2005, Statement B-7, “Business Acquisitions”, issued by MIPA became effective, changing the accounting treatment of goodwill. Goodwill is not longer permitted to be amortized and is subject to annual impairment tests. The effect of Statement B-7 was a charge of $119,296 for Empaques del Norte, S.A. de C.V., $11,069 for Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. and $25,307 for Inmobiliaria Industrial de Durango, S.A. de C.V., in each case recorded as an adjustments to its fixed assets.
As of December 31, 2005, 2004 and 2003, the Company had temporarily idle assets with a net carrying amount of $364, $11,337 and $101,071, respectively.

At December 31, the Company’s capitalized lease assets are as follows:

	2005	2004
Machinery and industrial equipment	$175,802	$366,085
Accumulated depreciation	(13,707)	(59,770)

	$162,095	$306,315

At March 14, 2006, we have pre-paid substantially all of the balance of our financial leases; the remaining balance is $8,853.
As a result of its financial restructuring which was finalized in February 2005, the Company and its subsidiaries granted security interests over their principal fixed assets. See Note 9.c. In addition, various loans are collateralized with substantially all of the Company’s machinery and equipment.
The carrying value of capitalized comprehensive financing costs at December 31, 2005, 2004 and 2003 was $69,422, $55,084 and $75,377, respectively.
NOTE 8 — OTHER ASSETS:

	Intangible asset	Debt
	related to seniority	issuance
2005	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2005	$195,936	$653,625	$222,581	$1,072,142

Net movement	(30,583)	—	(28,205)	(58,788)

Balances as of December 31, 2005	165,353	653,625	194,376	1,013,354

Accumulated amortization:

Balances as of January 1, 2005	—	653,625	67,732	721,357

Amortization for the period	—	—	31,611	31,611

Balances as of December 31, 2005	—	653,625	99,343	752,968

Net balances as of December 31, 2005	$165,353	$—	$95,033	$260,386

	Intangible asset	Debt
	related to seniority	issuance
2004	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2004	$109,839	$655,119	$179,191	$944,194

Net movement	86,097	(1,494)	43,390	127,993

Balances as of December 31, 2004	195,936	653,625	222,581	1,072,142

Accumulated amortization:

Balances as of January 1, 2004	—	320,115	37,829	357,944

Amortization for the period	—	333,510	29,903	363,413

Balances as of December 31, 2004	—	653,625	67,732	721,357

Net balances as of December 31, 2004	$195,936	$—	$154,849	$350,785

	Intangible asset	Debt
	related to seniority	issuance
2003	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2003	$73,282	$670,265	$184,267	$927,814

Net movement	36,557	(15,146)	(5,076)	16,335

Balances as of December 31, 2003	109,839	655,119	179,191	944,149

Accumulated amortization:

Balances as of January 1, 2003	—	227,292	6,524	233,816

Amortization for the period	—	92,823	31,305	124,128

Balances as of December 31, 2003	—	320,115	37,829	357,944

Net balances as of December 31, 2003	$109,839	$335,004	$140,462	$586,205

In 2004, the Company wrote-off debt issuance costs in the amount of $333,510, due to advanced maturity of the related bonds, and to the financial restructuring.

NOTE 9 – SHORT AND LONG-TERM DEBT:
a.	Short-term and long-term debt not capitalized to equity as of December 31, is as follows:

	2005	2004
Short-term debt	$—	$43,554
Current portion of long-term debt	257,572	138,429
Long-term debt	6,505,139	7,178,232

	$6,762,711	$7,360,215

b.	Financial restructuring
In an effort to expand its production capacity and maintain its leadership in the Mexican and Latin American paper industries, the Company obtained significant resources in U.S. Dollars from domestic and foreign financial institutions (mainly in the United States ). In addition, the Company issued Notes, some of which were listed on the New York Stock Exchange. However, during 2002, the Company suffered from a combination of economic factors beyond the Company’s control, including the economic recession in the United States , a significant reduction in the paper price worldwide, a dramatic reduction in the manufacturing output in industries supplied by our subsidiaries, an increase in power, raw material, gas and labor costs and imports of our products into the Mexican market.
These economic factors made the last quarter of the year 2002 a difficult one for the Company, and resulted in a significant reduction in cash flow, making it impossible for the Company during November 2002 to make principal and interest payments on some of its debt and causing the Company to default on payments of principal and interest under its unsecured indebtedness. As a result, the Company reclassified a portion of its long-term debt as short-term debt, resulting in negative working capital and concern regarding the Company’s ability to continue as a going concern.
During 2002, the Company started negotiations with credit institutions and bondholders, in an effort to re-negotiate its debt. In addition, the Company decided to sell certain non-strategic assets. In April 2003, the Company signed a “Forbearance Agreement” with certain of its creditors postponing the rights of those creditors to enforce their remedies. The Forbearance Agreement expired on June 30, 2003.
On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed-upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.
On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act with the First Federal District Court in Durango, Mexico. On May 20, 2004, the Company’s foreign representative commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for concurso mercantil or other bankruptcy protection.
On May 25, 2004, following the Company’s filing under Mexico’s Business Reorganization Act, the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.
On August 13, 2004, the Company reached an agreement to support its financial restructuring program with most of its unsecured financial creditors and members of the Ad hoc Committee of bondholders.
On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under the Mexico’s Business Reorganization Act. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s “Concurso Proceeding”.
On December 23, 2004, the conciliator appointed by the Mexican Federal Institute of Commercial Reorganization Specialists in the Company’s concurso proceeding submitted its plan of reorganization to the holders of recognized claims and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims. The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt.
Uninsured bank creditors would modify their loans to “Portion A” loans of approximately $116.1 million dollars.
Holders of other unsecured loans, including 5/8% Notes maturing in 2003, 13 1/8% Notes maturing in 2006, 13 1/2% Notes maturing in 2008 and 13 3/4% Notes maturing in 2009, will receive Series B Notes to be issued in the amount of approximately $433.8 million dollars in exchange for the their current debt, in addition, all creditors will receive 17% of the Company’s capital stock”.

On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization, ending the concurso proceeding for the Company.
On January 19, 2005, the U.S. bankruptcy court overseeing our 304 Proceeding entered an order permanently enjoining our creditors from taking action against our company in respect of their claims that were restructured in the concurso mercantil proceeding, as well as recognizing and giving effect to our plan of reorganization and the order from the Mexican court confirming the same.
On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:
•	Bank creditors of the Company with claims against it in the aggregate amount of $1,611,298 (US$136.3 million) received 2,392,957 Series B Shares, representing 2.16% of the Company’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,294,579 (US$116.1 million) were issued to the holders of these claims. These Senior Notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.
•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,689,892 (US$510.3 million) related to its 12 5/8 Senior Notes due 2003 (the “2003 Senior Notes”), its 13 1/8 Senior Notes due 2006 (the “2006 Senior Notes”), its 13 1/2 Senior Notes due 2008 (the “2008 Senior Notes”), its 13 3/4 Senior Notes due 2009 (the “2009 Senior Notes”) and the note issued under its Euro Commercial Paper Program, (the “ECP note”) received 16,412,961 Series B Shares, representing 14.84% of the Company’s issued and outstanding capital stock, and an aggregate principal amount of $4,836,492 (US$433.8 million) of its 2012 Senior Notes in respect to these claims. The 2012 Senior Notes bear interest at a rate of 7.5% per annum until December 31, 2005, 8.5% per annum from January 1, 2006 through December 31, 2006, and 9.5% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.
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

•	The Company announced on February 27, 2006 a debt reduction program during the year. At issue date of these financial statements, the Company has pre-paid US$60 million. This program has been sourced by majority stockholders capital contribution, some non-strategic assets divestments and cash flow.
c.	Total short-term and long-term debt by composition as of December 31 is as follows:

	2005	2004
Senior Notes	$4,613,050	$4,948,584
Bank loans	1,173,046	1,288,872
Financial lease agreements	108,392	122,613
Letters of credit	—	48,819
Euro Commercial Paper	—	48,963
Other long-term debt	868,223	902,364

	$6,762,711	$7,360,215

RESTRUCTURED DEBT
(1) Senior Notes and Euro Commercial Paper
Senior Notes consisted of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:
     2003 Senior Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $210,023 (US$18.2 million) aggregate principal amount of its 2003 Senior Notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 Senior Notes was $269,230 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 Senior Notes was converted into an aggregate principal amount of US$15.5 million of the 2012 Senior Notes and 563,348 of the Series B Shares.

     2006 Senior Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,476,315 (US$301.7 million) aggregate principal amount of its 2006 Senior Notes. The Company did not make interest payments on its 2006 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 Senior Notes was $4,517,076 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 Senior Notes was converted into an aggregate principal amount of US$256.5 million of its 2012 Senior Notes and 9,559,019 of its Series B Shares.
     2008 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $119,390 (US$10.4 million) aggregate principal amount of the 2008 Senior Notes. The Company did not make interest payments on its 2008 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 Senior Notes was $156,254 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 Senior Notes was converted into an aggregate principal amount of US$8.8 million of its 2012 Senior Notes and 343,333 of its Series B Shares.
     2009 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $2,016,137 (US$175 million) aggregate principal amount of its 2009 Senior Notes. The Company did not make interest payments on the 2009 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 Senior Notes was $2,719,411 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 Senior Notes was converted into an aggregate principal amount of US$148.8 million of its 2012 Senior Notes and 5,899,859 of its Series B Shares.
     Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $57,604 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these Senior Notes was converted into an aggregate principal amount of US$4.3 million of the 2012 Senior Notes and 56,402 of the Series B Shares.
     The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Senior Notes due 2012 with an aggregate principal amount of $4,613,050 (US$433.8 million), which bear quarterly interest payments in arrears at rates of 7.5% in 2005, 8.5% in 2006 and 2007 and 9.5% in subsequent years.

(2) Bank loans and letters of credit
     Banamex Loan. The Company borrowed an aggregate principal amount of $1,082,953 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $867,926 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $208,476 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
     Banamex Note. The Company borrowed an aggregate principal amount of $84,101 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. Before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $58,756 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $17,085 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.
     California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $307,375 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $134,563 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $172,812 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $278,573 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $37,530 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.
     JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $576,039 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $115,208 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $7,071 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
     Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $253,457 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $195,853 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $21,542 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.
     First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $30,135 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $30,135 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,900 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
     Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $35,714 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $27,299 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,370 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
(3) Financial lease agreements
     Arrendadora Bank of America, N.A. Leases. The Company has entered into financial lease agreements with Arrendadora Bank of America, N.A. for the acquisition of certain machinery. The Company issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $199,309 (US$17.3 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. The Company has sub-leased the machinery to certain of the Company’s subsidiaries. As of December 31, 2005, these promissory notes had been paid in full.

     GE Capital Leasing Leases. The Company’s subsidiary, Empaques de Cartón Titán, S. A. de C. V. (“Titán”), has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $115,028 (US$10 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under these promissory notes was $56,106 (US$5.2 million).
     GE Capital Corporation Lease. In connection with our acquisition of Líneas Aéreas, we assumed a financial lease agreement with GE Capital Corporation with respect to a business jet. The original amount outstanding under this lease was US$8.0 million (Ps 85.1 million), payable in 60 monthly installments through October 2007. At the time of our acquisition of Líneas Aéreas, the amount outstanding under this lease was US$5.3 million (Ps 56.4 million). The interest rate under this lease was the prime rate + 1.50% per annum with the prime rate not to be less than 4.75% per annum. As of December 31, 2005, the aggregate principal amount outstanding under these lease agreement was US$4.9 million ($52.3 million).
(4) Other long-term debt
     Bancomext Loans. The Company’s subsidiary, Grupo Pipsamex, S. A. de C. V. (“Grupo Pipsamex”), borrowed an aggregate principal amount of $921,662 (US$80 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$28.0 million of the proceeds of the sale of its subsidiary, Productora Nacional de Papel, S. A. de C. V. (“Pronal”), and Grupo Pipsamex’s warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan is secured by a first priority security interest in substantially all of the assets of Grupo Pipsamex and certain of its subsidiaries and is guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $591,498 (US$55.6 million). On February 26, 2006, the Company pre-paid US$26.5 million. As of March 31, 2006, the aggregate principal amount outstanding under this loan agreement was US$29.1 million.
     The Company’s subsidiary, Fábrica Mexicana de Papel, S.A. de C.V., borrowed an aggregate principal amount of $177,420 (US$15.4 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$12.0 million of the proceeds of the sale of its subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.153%, payable quarterly. This loan is secured by a second priority security interest in substantially all of the assets of Fábrica Mexicana de Papel, S.A. de C.V. and certain other subsidiaries of Grupo Pipsamex and is guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $90,105 (US$8.5 million). On February 26, 2006, the Company pre-paid this loan and as of the date of issue of these financial statements, Bancomext is in the process of releasing the secured assets.
     Bank of Albuquerque Loan. The Company’s subsidiary, Durango McKinley Paper Company, borrowed an aggregate principal amount of $255,226 (US$22.0 million) from the Bank of Albuquerque under a loan agreement. In addition, the Bank of Albuquerque has issued letter of credits in an aggregate amount of $111,661 (US$10.5 million) under this loan agreement. This loan agreement was used to refinance a credit facility that the Company’s former subsidiary, Durango Paper Company, had with the Bank of America, N.A. The principal on the term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque loan agreement are secured by the accounts, inventory and equipment of Durango McKinley Paper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $106,345 (US$10.0 million). On March 24, 2006, the Company prepaid US$8.0 million and, as of that date, the aggregate principal amount outstanding under this loan agreement was US$2.0 million. On April 7, 2006, the Company prepaid the remaining US$10.0 million . As of the date of issue of these financial statements, Bank of Albuquerque is in the process of releasing the property securing this loan.
     Commerzbank Loan. The Company’s subsidiary, Ponderosa Industrial de México, S. A. de C. V. (“Ponderosa”), borrowed an aggregate principal amount of $166,909 (€10.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H. or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan was $80,275 (€6.4 million).
     (5) Reduction in the 2005 carrying value debt.
Outstanding debt of $3,264,451, consisting of principal of $1,117,978 (15% of the principal of the restructured debt) and accrued interest of $2,146,473, was exchanged for a 17% of the Company’ capital stock during 2005.

     (6) Restrictive Covenants and Available Credit
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
DEBT AT DECEMBER 31, 2005
TRANCHE A.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $1,294,579 (US$116.1 million) as a result of the financial restructuring of the Company. These Senior Notes bear interest payable quarterly in arrears at rates of LIBOR + 2.75% and the principal of these Senior Notes amortize on a quarterly basis until their maturity on December 30, 2012. The outstanding principal balance of these notes at December 31, 2005 was $1,173,046 (US$110.3 million).
TRANCHE B.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $4,836,492 (US$433.8 million) as a result of the financial restructuring of the Company. The 2012 Senior Notes bear interest payable quarterly in arrears at rate of 7.5% until December 31, 2005, 8.5% from January 1, 2006 to December 31, 2006, and 9.5% thereafter until its maturity on December 30, 2012. The outstanding principal balance of the 2012 Senior Notes at December 31, 2005 was $4,613,050 (US$433.8 million).

d. Long-term debt maturities for year ended December 31, 2005 are:

2007	$335,693
2008	278,619
2009	248,521
2010	234,107
2011	225,188
2012 and thereafter	5,183,011

$6,505,139

e. At December 31, 2005, the minimum rental commitments under financial leases are as follows:

Total minimum lease obligations	$112,496
Unearned interest	(4,104)

Present value of lease obligations	108,392
Current portion of lease obligations	22,187

Long-term portion of lease obligations	$86,205

Financial leases obligations, which include a purchase option at the end of the lease term, are payable as follows:

2006	$22,187
2007	63,840
2008	16,871
2009	5,494

$108,392

NOTE 10 — FINANCIAL INSTRUMENTS:
a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate.

The long-term debt consists of debt instruments that bear interest at fixed or variable rates.

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
NOTE 11 — PENSION PLANS, SENIORITY PREMIUMS AND POST-RETIREMENT OBLIGATIONS:
Pension Plans and Seniority Premiums .
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
The present values of these obligations at December 31, are as follows:

	2005	2004
Accumulated benefit obligation	$202,581	$211,267

Projected benefit obligation	$224,802	$239,223
Unrecognized items:
Variances for assumptions and adjustments based on experience	19,008	6,040
Transition amount	(116,225)	(128,928)

Net projected liability	127,585	116,335
Additional minimum liability	74,996	94,932

	$202,581	$211,267

Intangible asset	$74,281	$94,932

The real rates (net of inflation) used in the actuarial calculations for the years ended December 31, were as follows:

	2005	2004
Discount rate	5%	5%
Salary increases	2%	2%
The amortization periods for the unamortized items are as follows:

	Remaining Years
	2005	2004
Transition asset	17	18
Variances in assumptions and adjustments based on experience	17	18
In connection with the reorganization of the Company’s operations, certain administrative and operating personnel were terminated during 2003 and as a result, payments totaling $64,414 were incurred and were recognized and included within other income (expenses).
United States of America — The subsidiaries in the United States of America have established the following defined contribution plans: a 401(k) retirement savings plan, health insurance plan, disability plan, and life insurance plan, among others. For the years ended December 31, 2005, 2004 and 2003, total expenses related to these plans were $21,125, $27,924 and $34,858 respectively.
As of December 31, 2005 and 2004 the Company did not have any defined benefits plans. During 2003 the additional liability related to seniority premiums in the amount of $159,181, which was presented separately in the statement of changes in stockholders’ equity, was transferred to retained earnings.
Post-retirement obligations
Beginning in 2004, the Company has granted post-retirement benefits to its employees. As a result, the Company recognized labor liabilities for post-retirement obligations.

The present value of these obligations at December 31, 2005 is as follows:

	2005	2004
Accumulated post-retirement benefit obligation	$97,887	$104,439

Post-retirement other benefit obligation	$101,260	$104,024
Variances for assumptions and adjustments based on experience	(12,229)	—
Unrecognized prior service cost to be amortized over 17 years	(89,509)	(106,256)

Net projected liability	(478)	(2,232)
Additional minimum liability	98,365	106,256

	$97,887	$104,439

Intangible asset	$86,625	$101,004

Retirement compensation
The present value of these obligations at December 31, 2005 is as follows:

Accumulated post-retirement benefit obligation	$7,431

Post-retirement other benefit obligation	$16,731
Unrecognized prior service cost to be amortized over 17 years	(13,747)

Net projected liability	2,984
Additional minimum liability	4,447

$7,431

Intangible asset	$4,447

Total labor obligations presented in the balance sheet are as follows:

	2005	2004
Seniority premiums and pensions	$202,581	$211,267
Post-retirement obligations	97,887	104,439
Retirement compensation	7,431	—

	$307,899	$315,706

Total intangible asset – labor obligations are as follow:

	2005	2004
Seniority premiums and pensions	$74,281	$94,932
Post-retirement obligations	86,625	101,004
Retirement compensation	4,447	—

	$165,353	$195,936

Net period cost for the years ended December 31, is as follows:

	2005	2004
Service cost	$10,380	$7,411
Amortization of transition asset, variances for assumptions and adjustments based on experience	16,731	17,065
Financial cost	14,548	14,724

Net period cost	$41,659	$39,200

NOTE 12 — STOCKHOLDERS’ EQUITY:
a.	Shares of common stock at par value as of December 31 are comprised as follows:

	2005
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$1,916,502	$2,616,262
Series B	18,805,918	282,314	8,413	290,727

Variable capital:
Series A	45,222,022	678,873	1,859,441	2,538,314

	110,641,111	$1,660,947	$3,784,356	$5,445,303

	2004
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$1,916,502	$2,616,262

Variable capital:
Series A	45,222,022	678,873	1,859,441	2,538,314

	91,835,193	$1,378,633	$3,775,943	$5,154,576

Common stock consists of common nominative shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.
b.	On June 30, 2003, Board of Directors approved the conversion of 2,240,000 treasury shares; consequently, variable capital was reduced by $125,731 ($33,627 at par value). On April 30, 2004, Board of Directors cancelled the conversion of the 2,240,000 treasury shares and increased the fixed minimum portion by $291,763 and authorized the issuance of 18,808,989 treasury shares.

c.	On May 17, 2004, Board of Directors approved the contribution of $49 to its fixed share capital and the sale of 3,071 treasury shares.

d.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005, 2004 and 2003 the legal reserve, in historical nominal pesos, was $259,634.

e.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2005, the rate was 30% (33% in 2004 and 34% in 2003) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

f.	The balances of the tax account related to stockholders’ equity as of December are as follows:

	2005	2004
Contributed capital account	$3,772,365	$3,481,637
After tax profits account	1,803,263	1,956,906
Reinvested after tax profits account	947,551	947,551

Total	$6,523,179	$6,386,094

NOTE 13 — FOREIGN CURRENCY TRANSACTIONS AND BALANCES:
a.	At December 31, the foreign currency monetary position is as follows:

	2005		2004
Thousands of U.S. dollars:
Monetary assets	US$	64,042	US$	55,092
Monetary liabilities		(665,179)		(960,713)

Monetary (liability) position, net	(US$	601,137)	(US$	905,621)

Equivalent in Mexican pesos		($6,392,727)		($10,097,221)

Thousands of Euros:
Monetary (liability) position, net		(8,317)		(10,251)

Equivalent in Mexican pesos		($104,287)		($155,439)

b.	Non-monetary assets of foreign origin at December 31, 2005 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	U.S. dollar	19,796	$210,519

Machinery and industrial equipment:
United States of America	U.S. dollar	462,925	4,922,932
Brazil	Real	188,436	862,381
Japan	Yen	4,109,349	370,540
Germany	Euro	25,214	316,154
Canada	Canadian dollar	35,610	324,419
Other	Several		305,462
c.	The condensed financial information of the principal foreign countries before inter-company eliminations, is as follows:

	(In thousands of
	U.S. dollars)
	2005	2004	2003
United States of America
Net sales	213,216	212,347	146,646
Income from operations	2,337	3,352	4,471
Net (loss)	(15,488)	(1,867)	(54,559)
Current assets	132,768	206,049	30,216
Total assets	317,285	278,272	115,022
Current liabilities	65,869	71,118	18,960
Total liabilities	87,207	92,265	48,204

d.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	2005	2004	2003
Export sales	189,563	205,617	166,230
Interest expense	(50,544)	(90,306)	(96,455)
Interest income	534	68	31
Import purchases	(219,570)	(238,801)	(167,303)
Acquisition (sales) of machinery and equipment	14,829	(555)	(35,486)
e.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31,		April 24,
	2005	2004	2006
U.S. dollar	$10.6344	$11.1495	$11.0656
Euros	12.5390	15.1633	13.7545
NOTE 14 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:
a.	Transactions with related parties, for the years ended December 31, carried out in the ordinary course of business, were as follows:

	2005	2004	2003
Interest income	$—	$13,959	$27,256
Sale of paper	—	5,058	13,186
Sale of machinery and industrial equipment and other equipment	—	—	17,601
Freight expenses	—	—	45,999
Air transportation services	—	36,220	—
Other (expenses) income	—	(1,012)	3,471
b.	Accounts receivable from related parties as of December 31, are as follows:

	2005	2004
Administradora Corporativa y Mercantil, S.A. de C.V. (1 and 4)	$11,803	$202,931
Durango Georgia Receivables Company (DGC) (2 and 4)	—	211,791
Durango Paper Company (DPC) (2 and 4)	—	63,661
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V.(3)	—	1,131
Other	—	—

	11,803	479,514
Allowance for doubtful accounts	—	(466,009)

	$11,803	$13,505

     In 2005, accounts receivable were applied to the corresponding reserves.
(1)	Administradora Corporativa y Mercantil, S.A. de C.V (“ACM”) — From time to time, ACM, a company owned and controlled by the Rincón family, borrows funds from our company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was Ps 202.4 million at December 31, 2005. We recorded an allowance for doubtful accounts in the full amount of these loans during 2003. These loans bear interest at a rate of 5% per annum and mature on December 31, 2012.

(2)	Durango Paper Company — On October 7, 2002, the Company sold its subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V. The sale was made for an aggregate amount of US$100 thousand. Prior to this sale, the Company had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement and the J.P. Morgan letters of credit, which in the aggregate, totaled a principal amount of US$25.2 million ($290.4 million). In 2003, these creditors called these guarantees. As a result, the Company recorded $285.0 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.

(3)	Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. — The Company obtains service flights from Líneas Aéreas, a company that was owned and controlled by the Rincón family until April 18, 2005. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. For the year ended December 31, 2003, the Company purchased services from Líneas Aéreas for an aggregate amount of $1,131.

Under this financial lease agreement, we are required to make monthly lease payments with a final payment due in October 2007. The outstanding amount under this financial lease bears interest at a rate of prime + 1.50% per annum. Our obligations under this financial lease are secured by a pledge of the business jet. As of December 31, 2005, the aggregate principal amount outstanding under this financial lease was US$4.9 million (Ps 52.3 million).

In 2003, Líneas Aéreas borrowed $15.2 million from the Company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006. As of December 31, 2004, the outstanding balance of this loan was $1.1 million. In 2004, Líneas Aéreas paid the Company interest in an aggregate amount of $4.2 million.

(4)	During 2003, the Company recorded an allowance for doubtful accounts in connection with the account receivable from ACM. Since the Company’s controlling shareholders own ACM, the $190,557 charge was recorded in retained earnings.

Transactions with Directors and their Affiliates — We sell newsprint to El Universal at prices that are not materially more favorable than sales to other third parties. Juan Francisco Ealy Ortiz, one of our directors, is the Chairman, Chief Executive Officer and Managing Director of El Universal. During the year ended December 31, 2005, we recorded net sales to El Universal of approximately US$15.0 million
(Ps 159.7 million).

On June 28, 2005, our company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S.A. de C.V. for Ps 735.0 thousand. This company was owned by some of the members of the Rincón family.

On March 6, 2006, Pipsamex issued and sold 2,177,042,255 shares of its series B capital stock, representing 13.3% of Pipsamex’ outstanding capital stock to NKM Corporativo, S.A. de C.V., a company owned and controlled by the Rincón family, for Ps 314.6 million. The proceeds of this sale were used to fund our debt reduction program.
c.	Acquisition of new subsidiaries:

In April 11, 2005, the Company acquired 99.99% of the capital stock of Empaques del Norte, S.A. de C.V. for $64,928 (US$5.8 million). The liability at December 31, 2005 was $8,517. See Note 7.

On April 18, 2005 the Company acquired 99.99% of the capital stock of Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. (“Líneas Aéreas”) for $15. This company was owned by some of the Rincón family members. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. See Note 7.

On June 28, 2005, the Company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S.A. de C.V. for $735. This company was owned by some of the Rincón family members (See Note 7).

d.	Creation of new subsidiary:

Corporación Durango, S.A. de C.V., Empaques de Cartón Titán, S.A. de C.V., Industrias Centauro, S.A. de C.V. and Inmobiliaria Industrial Tizayuca, S.A. de C.V., entered into an operating lease agreement with GE Capital CEF México, S. de R.L. de C.V., effective as of March 31, 2006. This agreement has a term of 7.5 years by US$50 million. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S.A. de C.V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company.
NOTE 15 — OTHER INCOME (EXPENSES), NET:

	2005	2004	2003
Loss on sale of property, plant and equipment (1)	($1,696)	($22,844)	($217,015)
Severance payments due to reorganization	—	—	(64,414)
Restructuring expenses	(65,717)	(149,440)	(296,607)
Write-off of debt issuance costs	—	(333,510)	—
Reserve for fixed assets value	—	—	(656,144)
Revaluation (impairment) of long-lived assets in use	113,803	(479,130)	—
Loss on operations of DPC (2)	—	—	(342,472)
Debt repurchase at market price (3)	—	641,451	—
Other expenses, net	(41,155)	(74,433)	(62,104)

	$5,235	($417,906)	($1,638,756)

(1)	On November 25, 2003, the Company sold property for $140,425 (US$11.5 million). As part of the sale, the Company reserved the right to use approximately a third of the property for a period of five years at no cost. This sale resulted in a loss of $210,746.

(2)	In 2003, this amount included $284,976 of expenditures for certain guarantees granted by the Company on a bank loan and some letters of credit issued by DPC, which were called by the creditors (See Note 1.b.).

(3)	On August 5, 2004, HG Estate LLC and St. Marys Railroad Corporation sold certain notes in an aggregate principal amount of US$48.1 million ($554.2 million) issued by Durango Paper Company in favor of HG Estate LLC and St. Mary’s Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V. for US$7.5 million ($88.9 million) which the parties agreed was the fair market value of these notes. The Company recorded a debt reduction of $641,451 in other income (expenses), as a consequence of the market value purchase of these notes.
NOTE 16 — INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEES’ STATUTORY PROFIT SHARING (EPS):

The Company is subject to IT and AT. IT is calculated considering as taxable or non-taxable some inflation effects, like calculated depreciation based on constant values and cost of sales deduction instead of purchases (until December 31, 2004 purchases instead of cost of sales), allowing for actual costs deduction and the inflation effect of some liabilities and monetary assets is accumulated or deducted through the annual inflation adjustment which is similar to the result for monetary position.
As a result of the amendments to the Income Tax Law in effect as of November 13, 2004, the IT rate will be 29% in 2006 and 28% in 2007. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes, creating for 2005 and 2004, a decrease in income tax liability of $17,225 and $23,321, respectively, which reduced net income by the same amount.
AT is calculated by applying a 1.8% rate to the net average of the majority of inflation restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is carried forward and applied against the excess of IT over AT over the following ten years.
The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in proportion to the Company’s voting stock in each of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 100% and 60% of such proportion for 2005 and 2004, respectively, and the tax results of the holding company are also consolidated at 100% and 60% for 2005 and 2004, respectively. Estimated IT and AT payments of CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.
a.	IT (provision) benefit consists of the following:

	2005	2004	2003
Current	($122,223)	($37,448)	($165,952)
Deferred	(241,143)	531,254	79,473
Benefit from tax consolidation	59,350	8,934	88,776

	($304,016)	$502,740	$2,297

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT and EPS for the years ended December 31, 2005, 2004 and 2003 is:

	2005	2004	2003
Statutory income tax rate	30%	33%	34%
Plus (less) the effect of permanent differences:
Non-deductible expenses	16.72%	(5.43%)	(1.30%)
Other	13.17%	10.23%	(14.59%)
Effects of inflation	(7.24%)	7.05%	0.93%
Effect of the rate reduction on deferred IT	(18.89%)	16.59%	0.49%
Change in valuation allowance of recoverable deferred IT asset and AT	51.17%	33.01%	(19.51%)

Effective IT rate	84.93%	94.45%	0.02%

c.	At December 31, 2005 and 2004 the main components of the net deferred IT liability balance are:

	2005	2004
Deferred IT liability (asset):
Property, machinery and equipment	$2,434,657	$2,628,007
Inventories	(121,026)	35,833
Allowance for doubtful accounts	(49,767)	(65,600)
Accrued expenses	(40,965)	(94,712)
Other assets	(26,829)	44,521
Other, net	(65,307)	(45,851)

Deferred IT from temporary differences	2,130,763	2,502,198

Tax loss carryforwards	(1,005,278)	(1,300,654)
Recoverable AT carryforwards	(329,849)	(340,624)

	795,636	860,920
Valuation allowance	806,188	623,037

Net long-term deferred IT liability	$1,601,824	$1,483,957

Certain reclassifications among line items have been made that did not impact the total net deferred income tax liability.

d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for the amounts that it does not expect to recover.

e.	At December 31, 2005 and 2004, the Company has taxable temporary differences related to deferred EPS, mainly inventories and property, machinery and equipment, for which the deferred EPS liabilities were not recognized since the Company believes that they will not materialize due to the continuity of its operations (i.e. will be replaced in the future with similar temporary differences).

f.	Consolidated unamortized tax loss carryforwards and recoverable AT of the Mexican companies for which the deferred IT assets and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. The restated amounts of tax loss carryforwards and recoverable AT and their respective expiration dates at December 31, 2005 are as follows:

Year of	Tax loss	Recoverable
Expiration	carryforwards	AT
2006	$158,265	$28,558
2007	107,569	28,361
2008	149,179	27,510
2009	70,629	21,487
2010	63,618	25,931
2011	87,156	24,142
2012	361,183	64,104
2013	1,128,248	59,711
2014	384,274	6,397
2015	1,038,042	961

	$3,548,163	$287,162

g.	For the years ended December 31, 2005, 2004 and 2003, the change in gain (loss) from holding non-monetary assets includes the effect of the deferred income tax of $148,636, $266,804 and $220,789, respectively.
NOTE 17 — DISCONTINUED OPERATIONS:
As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been presented as discontinued operations for the years ended December 31, 2005, 2004 and 2003. Discontinued operations are as follows:
a.	On February 27, 2003, the Company sold the assets of its molded pulp division for approximately $650,772 (US$53.7 million), resulting in a gain of $364,087, which is included in the net loss of discontinued operations in the accompanying statements of operations for the year ended December 31, 2003. Additionally, according to the purchase agreement, the

Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.

b.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S.A. de C. V. for $354,224 (US$28.0 million), which gave rise to a $486,362 loss; this amount is included in gain (loss) from discontinued operations-net in the accompanying consolidated statements of operations for the year ended December 31, 2003.

c.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer. Based on the negotiations with the potential buyer, the Company reduced the book value of the net assets to be sold by $381,828, which is included in the net loss of discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2003.

On July 15, 2005, our subsidiaries, Ponderosa Industrial de México, S.A. de C.V. and Compañía Forestal de Durango, S.A. de C.V., sold the assets of our Chihuahua particleboard plant for $334,393 (US$30 million). As a result of this sale, the capacity of the Company’s other segment was reduced by 200 thousands short tons, the Company ceased producing particleboard and the Company no longer has any discontinued operations.

The balance sheet of the Company’s discontinued operations for the year ended December 31, 2004 is as follows:

2004
Cash and cash equivalents	$7,573
Trade accounts receivable — Net	64,860
Inventories — Net	34,714
Prepaid expenses	826

Total current assets	107,973

Property, plant and equipment — Net	257,587
Other assets — Net	11

Total long-term assets	257,598

Total assets	$365,571

2004
Current portion of long-term debt	$22,036
Trade accounts payable	32,698
Accrued expenses and taxes	76,404

Total current liabilities	131,138

Long-term debt	99,164
Deferred income taxes	49,856
Pension plans and seniority premiums	1,161

2004
Total long-term liabilities	150,181

Total liabilities	$281,319

Net assets of discontinued operations	$84,252

d.	The statements of operations reflect the effects of discontinued operations, which are comprised as follows:

	2005	2004	2003
Net sales	$166,046	$346,247	$752,938
Cost of sales	141,112	289,986	764,277

Gross profit (loss)	24,934	56,261	(11,339)
Operating expenses — Net	21,953	31,806	45,439

Income (loss) from operations	2,981	24,455	(56,778)

Net comprehensive financing income (cost)	76,253	45,585	(147,042)
Other income (expenses) — Net	(19,886)	318	(27,285)
Impairment of long-lived assets	—	—	(381,828)

Income (loss) from discontinued operations	59,348	70,358	(612,933)

Revenue from sales of discontinued operations	334,393	—	1,004,996
Cost of sales of assets of discontinued operations	350,171	—	1,127,271

Loss on sales of discontinued operations	(15,778)	—	(122,275)

IT and EPS	65,232	35,178	138,244

Net income (loss) from discontinued operations	$108,802	$105,536	($596,964)

Depreciation and amortization	$6,947	$15,734	$40,950

NOTE 18 — COMMITMENTS:
a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. Rental expenses totaled $51,214, $51,627 and $54,938 for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, estimated future minimum lease payments were as follows:

Year	Amount
2006	$25,022
2007	19,461
2008	17,399
2009	17,399
2010 and thereafter	42,280

$121,561

b.	McKinley Paper Company leases certain equipment under non-cancelable operating leases. Rental expenses under these leases were $9,248, $3,656 and $4,672 for the years ended December 31, 2005, 2004 and 2003 respectively. As of December 31, 2005, estimated future minimum lease payments were as follows:

Year	Amount
2006	$7,710
2007	6,700
2008	5,073
2009	6,103

$25,586

NOTE 19 — CONTINGENCIES:
a.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V., as described in Note 17, the Mexican National Water Commission billed the Company $170,800 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor.
b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican National Water Commission billed the Company $1,996 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the acceptance of this appeal.
c.	The Company has filed a request for an injunction against the Mexican tax authorities claiming the unconstitutionality of certain changes in the federal tax law as approved in the tax amendments which went into effect on November 13, 2004, specifically, regarding the new requirement to deduct cost of sales rather than purchases as had been allowed previously. Although the Company’s management and its legal advisors believe favorable rulings would be issued to the Company, the related impact has not been quantified

d.	As a result of operations with related foreign entities, tax differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.
e.	The Company would be obligated to pay severance payments to its employees in case of dismissal under certain circumstances under the Federal Labor Law. As of December 31, 2005, there are no obligations for such severance payments. Beginning in 2005, in accordance with Statement D-3, as amended, this liability is recorded in the results for the year.
f.	The Company’s Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

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

The Company is committed to protecting the health and welfare of the Company’s employees, the public, and the environment and the Company strives to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, the Company intends to use modern technology for air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

g.	Tax authority may have a different criteria from the Company’s as a result of tax documentation review.

h.	On December 31, 2005 a facility from Empaques de Cartón Titán, S.A. de C.V., Silvamex, had an accidental fire. Plant, equipment, finished product inventory and raw material inventory were lost. During March of 2006 a pre-payment of $32,807 was recovered from the insurance company.
NOTE 20 — SUBSEQUENT EVENTS:
a.	CODUSA announced on February 27, 2006 a debt reduction program during the year. At April 24, 2006, the Company has pre-paid US$60 million. This program has been sourced by majority stockholders capital contribution, proceeds from divestiture of some minor non-strategic assets and operating cash flow.

b.	Corporación Durango, S.A. de C.V. and some subsidiaries, entered into an operating lease agreement with GE Capital CEF México, S. de R.L. de C.V., effective as of April 1, 2006. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S.A. de C.V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company. (See Note 14d.).
NOTE 21 — SEGMENT INFORMATION:
The Company has disclosed its operating segments based on its components about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for segment reporting is based on internal reports used by management.
The following summarizes the aggregation of the Company’s operating segments into reportable segments:
Paper — This segment includes the production and sale of containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet. This segment includes the operating results of the Grupo Durango division and the Grupo Pipsamex division in Mexico and Durango McKinley Paper Company’s paper operations in the United States.
Packaging — This segment includes the production and sale of corrugated containers, multi-wall sacks and paper tubes. This segment includes the operating results of the packaging division in Mexico and the U.S. The company sold Durango Paper Company in October 2002, and no longer produces brown or bleached.

Other — This segment includes the production and sale of plywood.
a. Information by operating segments of continuing operations:

	2005
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,490,053	$4,552,832	$100,415	$8,143,300	$—	$8,143,300
Intersegment sales	4,199,757	413,345	90,379	4,703,481	(4,703,481)	—

Total sales	7,689,810	4,966,177	190,794	12,846,781	(4,703,481)	8,143,300

Depreciation and amortization	276,630	133,404	11,583	421,617	—	421,617
Income (loss) from operations	122,481	236,691	10,085	369,257	—	369,257

Total assets	18,950,232	27,704,559	1,247,590	47,902,381	(33,071,934)	14,830,447
Capital expenditures	83,368	42,183	9,298	134,849	—	134,849

Impairment	(113,803)	—	—	(113,803)	—	(113,803)

Interest income	663,036	3,063,836	10,630	3,737,502	(3,694,947)	42,555
Interest expense	(1,109,666)	(2,873,822)	(39,061)	(4,022,549)	3,430,124	(592,425)

Income tax	$437,451	($631,932)	($109,535)	($304,016)	$—	($304,016)

	2004
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,554,513	$4,374,244	$110,537	$8,039,294	$—	$8,039,294
Intersegment sales	4,029,699	305,953	107	4,335,759	(4,335,759)	—

Total sales	7,584,212	4,680,197	110,644	12,375,053	(4,335,759)	8,039,294

Depreciation and amortization	293,051	137,441	7,744	438,236	—	438,236
Income (loss) from operations	55,521	398,928	1,202	455,651	—	455,651

Total assets	21,776,482	31,363,373	1,245,722	54,385,577	(38,762,902)	15,622,675
Capital expenditures	121,203	66,835	26,143	214,181	—	214,181

Impairment	479,130	—	—	479,130	—	479,130

Interest income	640,604	1,931,947	1,240	2,573,791	(2,532,288)	41,503
Interest expense	(923,258)	(2,695,201)	(4,316)	(3,652,775)	2,494,510	(1,158,265)

Income tax	$1,090,359	($718,146)	$130,527	$502,740	—	$502,740

	2003
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$2,987,613	$4,250,984	$88,656	$7,327,253	$—	$7,327,253
Intersegment sales	2,654,968	144,920	17,519	2,817,407	(2,817,407)	—

Total sales	5,642,581	4,395,904	106,175	10,144,660	(2,817,407)	7,327,253

Depreciation and amortization	285,676	128,751	11,980	426,407	—	426,407
Income (loss) from operations	(122,562)	467,452	(15,767)	329,123	—	329,123

Total assets	19,982,164	28,100,949	1,042,289	49,125,402	(32,247,600)	16,877,802
Capital expenditures	80,548	33,604	581	114,733	—	114,733

Interest income	440,946	1,501,096	8,773	1,950,815	(1,906,088)	44,727
Interest expense	(724,671)	(2,434,418)	(580)	(3,159,669)	1,871,582	(1,288,087)

Income tax	$(386,083)	$334,735	$53,645	2,297	—	$2,297
b. General information of continuing operations by product:

Net revenues	2005	2004	2003
Packaging
- Corrugated container	$4,152,975	$4,027,026	$3,928,260
- Paper sacks	388,909	347,218	319,574
- Tubes	10,948	—	3,150

Paper
- Containerboard	1,381,262	1,575,876	1,252,557
- Newsprint	936,693	955,429	734,207
- Uncoated free sheet	1,172,098	1,023,208	1,000,849
Other segments	100,415	110,537	88,656

Consolidated total	$8,143,300	$8,039,294	$7,327,253

c. General segment information of continuing operations by geographical area:

	2005
		Total	Capital
	Net sales	assets	expenditures
Mexico	$10,555,422	$46,853,270	$111,918
United States of America	2,291,359	1,049,217	22,931
Intersegment eliminations	(4,703,481)	(33,071,934)	—

Consolidated total	$8,143,300	$14,830,447	$134,849

	2004
		Total	Capital
	Net sales	assets	expenditures
Mexico	$10,016,485	$53,124,205	$213,605
United States of America	2,358,568	1,261,372	576
Intersegment eliminations	(4,335,759)	(38,762,902)	—

Consolidated total	$8,039,294	$15,622,675	$214,181

	2003
		Total	Capital
	Net sales	assets	expenditures
Mexico	$8,071,959	$45,978,850	$98,076
United States of America	2,072,701	3,146,552	16,657
Intersegment eliminations	(2,817,407)	(32,247,600)	—

Consolidated total	$7,327,253	$16,877,802	$114,733

d. Additional revenue analysis:
     Annual revenues from the following client groups to which the Company sells are:

Net income	2005	2004	2003
Packaging -

Food and beverage	$3,180,846	$3,080,003	$2,937,822
Agribusiness	440,215	474,053	538,913
Agriculture	348,850	316,036	265,494
Maquila sector	249,179	243,104	289,269

Paper sacks -

Cement	234,901	215,622	164,929
Lime and plaster	68,448	70,138	56,896

Paper -

Editorial	1,886,063	1,649,225	1,663,000
Scholastic	390,536	495,756	247,819

Forest -

Furniture manufacturers	100,415	110,537	88,656
Other	1,243,847	1,384,820	1,074,455

Total	$8,143,300	$8,039,294	$7,327,253

NOTE 22 — NEW ACCOUNTING PRINCIPLES:
As of June 1, 2004, the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, assumed the responsibility of establishing Mexican accounting and reporting standards. As part of its responsibility, and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards (Normas de Información Financiera, or NIFs) that became effective on January 1, 2006.
The principal objective of the CINIF in issuing the NIFs is to achieve greater concurrence between Mexican GAAP and International Financial Reporting Standards (IFRSs).
The structure of the NIFs is as follows:
•	New bulletins and interpretations to the bulletins issued by CINIF

•	Existing bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been amended, replaced or repealed by the new NIFs

•	IFRSs that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance
The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are replaced or repealed by NIFs.
The NIFs issued to date are not expected to have a significant effect on financial reporting. They are the following:
•	NIF A-1 “Financial Information Standards Structure”

•	NIF A-2 “Basic Principles”

•	NIF A-3 “Users Requirements and Financial Statement Objectives”

•	NIF A-4 “Financial Statements Qualitative Characteristics”

•	NIF A-5 “Financial Statements Basic Elements”

•	NIF A-6 “Recognition and Valuation”

•	NIF A-7 “Presentation and Disclosure”

•	NIF A-8 “Supplementary Standards to Mexican GAAP”

•	NIF B-1 “Accounting Changes and Error Corrections”
In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14). EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on the Company s consolidated financial position, results of operations or cash flows.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting For Nonmonetary Transactions (SFAS 153). SFAS 153 is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company s current financial condition or results of operations.

NOTE 23 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP
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
Reconciliation of consolidated statements of operations:

		Years ended December 31,
		2005	2004	2003
Majority interest net gain (loss) as reported under Mexican GAAP		$179,176	$64,092	( $3,634,451)
Deferred income taxes	i	928,816	(155,205)	(278,818)
Deferred employee profit sharing	i	76,159	119,302	275,285
Purchase accounting adjustment — depreciation	ii	132,660	111,571	170,567
Effect of fifth amendment to Statement B-10	iii	(53,177)	(56,554)	(73,213)
Debt issuance costs and repurchase of bonds	iv	(247,117)	309,603	48,563
Capitalized financing costs	v	(29,610)	37,850	12,945
Effect of Statement B-15 on restatement to constant currency	vi	—	(1,278)	(2,795)
Adjustment to impairment of long-lived assets	vii	(150,948)	327,168	278,825
Adjustment to loss on sale of subsidiaries	viii	—	—	267,798
Deferred start-up, research and development costs	ix	4,261	3,824	101,148
Troubled debt restructuring effect, net of inflation and exchange rate effects	x	524,465	—	—
Effect of U.S. GAAP adjustments on minority interest	xi	3,046	(3,491)	(3,514)
Reversal of (loss) income on sale of discontinued operations	xii	(11,195)	—	77,576
Severance payments	xiii	(11,592)	—	—

U.S. GAAP net income (loss)		$1,344,944	$756,882	( $2,760,084)

Reconciliation of consolidated stockholders’ equity:

		Years ended December 31,
		2005	2004
Total stockholders’ equity corresponding to majority interest as reported under Mexican GAAP		$4,654,625	$1,583,884
Deferred income taxes	i	887,947	50,092
Deferred employee profit sharing	i	(689,665)	(765,824)
Purchase accounting adjustments:	ii
Accumulated negative goodwill		(4,083,970)	(4,445,917)
Accumulated depreciation		1,006,986	973,635
Effect of fifth amendment to Statement B-10:	iii
Fixed assets		3,269,220	3,418,176
Accumulated depreciation		(1,859,098)	(2,067,387)
Debt issuance costs and repurchase of bonds	iv	—	247,117
Capitalized financing costs	v	85,725	115,335
Effect of Statement B-15 on restatement to constant currency	vi	—	32,885
Adjustment to impairment on long-lived assets	vii	918,004	1,342,785
Deferred start-up, research and development costs:	ix	(4,514)	(8,775)
Reversal of premium on issuance of shares related to the troubled debt restructuring effect	x	(2,503,593)	—
Effect of U.S. GAAP adjustments on minority interest	xi	9,436	6,390
Severance payments	xiii	(9,300)	—

Total U.S. GAAP stockholders’ equity		$1,681,803	$482,396

Provided below is an analysis of the changes in stockholders’ equity under U.S. GAAP:

	Years ended December 31,
	2005	2004
Balance at beginning of the year	$482,396	($254,747)
Net income under U.S. GAAP	1,344,944	756,882
Deficit from restatement	(693,021)	(72,359)
Cumulative translation adjustment	311,091	52,571
Increase in capital stock and additional paid — in capital, net	236,393	49

Balance at end of the year	$1,681,803	$482,396

Comprehensive loss
Comprehensive loss under Mexican GAAP is as follows:

	Years ended December 31,
	2005	2004	2003
Majority interest net income (loss) under Mexican GAAP	$179,176	$64,092	($3,634,451)

Other comprehensive (loss) income, net:	(372,886)	(92,969)	680,283

Net majority comprehensive loss	($193,710)	($28,877)	($2,954,168)

Cumulative other comprehensive loss	($8,201,417)	($7,828,531)	($7,735,562)

The components of other accumulated comprehensive loss as of December 31, 2005, 2004 and 2003 under Mexican GAAP, are as follows:

	Cumulative
	initial	Additional	Effects of	(Loss) from	Cumulative
	effect of	liability	translation	holding	other
	deferred	for seniority	of foreign	non monetary	comprehensive
	income tax	premiums	subsidiaries	assets (1)	loss
Balances at January 1, 2003	($3,348,713)	($159,181)	$94,870	($5,002,821)	($8,415,845)
Current period changes	—	159,181	98,625	422,477	680,283

Balances at December 31, 2003	(3,348,713)	—	193,495	(4,580,344)	(7,735,562)
Current period changes	—	—	71,954	(164,923)	(92,969)

Balance at December 31, 2004	(3,348,713)	—	265,449	(4,745,267)	(7,828,531)
Current period changes	—	—	343,976	(716,862)	(372,886)

Balance at December 31, 2005	($3,348,713)	$—	$609,425	($5,462,129)	($8,201,417)

(1)	For 2005 and 2004, loss from holding non-monetary assets includes deferred tax effect of ($90,961) and ($82,064), respectively, as a result of the application of Statement D-4.

Effects of the U.S. GAAP adjustments on discontinued operations
Reconciliation of consolidated statements of operations:

		Years ended December 31,
		2005	2004	2003
Income (loss) as reported under Mexican GAAP		$108,802	$105,536	($596,964)
Deferred income taxes	i	(9,316)	206	158,048
Deferred employee profit sharing	i	21,380	13,811	—
Purchase accounting adjustments — depreciation	ii	—	11,655	(14,494)
Effect of fifth amendment to Statement B-10	iii	—	72	—
DPC liability		—	—	274,291
Adjustment to impairment of long-lived assets	vii	—	(14,954)	—
Reversal of (loss) income on sale of discontinued operations	xii	(11,195)	—	77,576

U.S. GAAP income (loss)		$109,671	$116,326	($101,543)

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
The significant components of income and asset tax expense from continuing operations under U.S. GAAP, by jurisdiction, were as follows:

	Years ended December 31,
	2005	2004	2003
Income and asset tax expense (benefit):
Current:
Domestic	$62,873	$29,046	$78,374

Deferred:
Domestic	(706,361)	(283,104)	37,914
Foreign	(4,636)	(72,792)	219,250

	(710,997)	(355,896)	257,164

Income and asset tax provision (benefit) — continuing operations	($648,124)	($326,850)	$335,538

The income tax and profit sharing effects of significant items comprising the Company’s net deferred income tax and profit sharing assets and liabilities under U.S. GAAP are as follows:

	Years ended December 31,
	2005	2004
Deferred income tax liabilities (assets):

Inventory	$81,759	$265,158
Inventory Rule 106	(202,786)	(229,325)
Property, plant and equipment	2,248,980	2,442,263
Other assets	(29,114)	46,504
Allowance for doubtful accounts	(49,767)	(65,599)
Accrued expenses	(101,678)	(128,267)
Other reserves	(3,573)	52,458
Troubled debt restructuring	(701,006)	—
Asset tax credits	(329,849)	(340,627)
Tax loss carryforwards	(1,005,278)	(1,300,652)

Total net deferred income tax (asset) liability — continuing operations	(92,312)	741,913
Valuation allowance	806,189	691,953

	713,877	1,433,866
Discontinued operations, net	—	49,855

Total net deferred income tax liability	$713,877	$1,483,721

	Years ended December 31,
	2005	2004
Deferred employee profit sharing liabilities (assets):
Inventory	$29,200	$87,957
Inventory Rule 106	(72,424)	(76,442)
Property, plant and equipment	795,482	765,223
Other assets	683	30,276
Allowance for doubtful accounts	(15,471)	(17,235)
Other	(47,805)	(43,969)

Total net deferred employee profit sharing liability from continuing operations	689,665	745,810
Discontinued operations, net	—	20,014

Total net deferred employee profit sharing liability	$689,665	$765,824

For the years ended December 31, 2005 and 2004, the difference in net deferred tax liabilities between Mexican and U.S. GAAP (continuing and discontinued operations) was as follows:

	Mexican	U.S.
	GAAP	GAAP	Difference
Deferred income tax liability:
At December 31, 2003	$2,162,003	$1,874,640	$287,363
At December 31, 2004	1,533,813	1,483,721	50,092

Net change	($628,190)	($390,919)	($237,271)

Deferred income tax liability:
At December 31, 2004	$1,533,813	$1,483,721	$50,092
At December 31, 2005	1,601,824	713,877	887,947

Net change	$68,011	($769,844)	$837,855

Deferred tax liability in 2005:

	Mexican	U.S.
	GAAP	GAAP	Difference
Reflected in:
Deferred tax expense line item	$175,278	($769,844)	$945,122
Gain on monetary position	(16,306)	—	(16,306)

Total income statement effect	158,972	(769,844)	928,816

Gain from holding non-monetary assets(1)	(90,961)	—	(90,961)

Total change in deferred tax liability	$68,011	($769,844)	$837,855

Deferred tax liability in 2004:

	Mexican	U.S.
	GAAP	GAAP	Difference
Reflected in:
Deferred tax gain line item	($566,432)	($390,919)	($175,513)
Loss on monetary position	20,308	—	20,308

Total income statement effect	(546,124)	(390,919)	(155,205)

Gain from holding non-monetary assets(1)	(82,066)	—	(82,066)

Total change in deferred tax liability	($628,190)	($390,919)	($237,271)

Deferred tax liability in 2003:

	Mexican	U.S.
	GAAP	GAAP	Difference
Reflected in:
Deferred tax gain line item	($221,817)	($44,562)	($177,255)
Gain on monetary position	(101,563)	—	(101,563)

Total income statement effect	(323,380)	(44,562)	(278,818)

Loss from holding non-monetary assets(1)	216,639	—	216,639

Total change in deferred tax liability	($106,741)	($44,562)	($62,179)

(1)	Represents the deferred income tax effect resulting from the differences in restating the Company‘s non-monetary assets of foreign origin using the Mexican peso against foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate versus applying the Mexican NCPI.

ii. Purchase accounting adjustments
For various acquisitions that took place in 1998 and 1999, under Mexican GAAP, the Company has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill was being amortized into income over the period in which the Company expects to integrate these operations into the Company. Under Mexican GAAP, negative goodwill was fully amortized into earnings by 2001.
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
In addition, during 2004, for Mexican GAAP purposes, the Company wrote-off $333,510 representing the unamortized debt issuance cost, as part of the restructuring process of its debt. For U.S. GAAP, this was a 2005 transaction.

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
vi. Effect of Statement B-15 on restatement to constant currency
Statement B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet presented (December 31, 2005).
Under U.S. GAAP, the primary financial statements should be presented in the same constant reporting currency for all periods. Prior to the adoption of Statement B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments were considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Statement B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate a balance to December 31, 2005 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income (loss) and stockholders’ equity.

	Years ended December 31,
	2004	2003
Consolidated statements of operations:
As previously reported, indexed for effects of inflation in Mexico	$62,814	($3,637,246)
As reported under Statement B-15	64,092	(3,634,451)

	($1,278)	($2,795)

Consolidated stockholders’ equity:
As previously reported, indexed for effects of inflation in Mexico	$1,616,769	$1,666,258
As reported under Statement B-15	1,583,884	1,612,712

	$32,885	$53,546

vii. Adjustment to impairment on long-lived assets
The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long – Lived Assets”. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 144, the impairment criteria is met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. If it is determined that an asset is impaired, it is written down to its fair value, if available or the present value of expected future cash flows.
Under both Mexican GAAP and U.S. GAAP, the Company tested certain long–lived assets for recoverability in response to significant adverse changes in business climate occurring during each of the years presented. Under U.S. GAAP, certain assets being evaluated for recoverability had lower book values than under Mexican GAAP due to other U.S. GAAP adjustments such as the allocation of negative goodwill from acquisitions and the specific index inflation restatement. As such, the impairment charges recorded under Mexican GAAP during 2005, 2004 and 2003 were greater than the impairment charges calculated under U.S. GAAP. As a result, the Company recognized an adjustment to U.S. GAAP net (loss) income of $150,948, $327,168, and $278,825 in 2005, 2004, and 2003, respectively. These impairments relate primarily to machinery and equipment.
viii. Adjustment to loss on sale of subsidiaries
In October 2002, the Company sold the shares of Durango Paper Co. (DPC) to Operadora Omega, S.A. de C.V. Additionally, during 2003 the Company sold its investments in Pronal and the assets of its molded pulp division, and approved a plan to sell a particleboard plant located in Chihuahua. Historically, under US GAAP the carrying value of such subsidiaries was different to the carrying value recorded under Mexican GAAP due to deferred income taxes, negative goodwill and the reversal of loss on sale of fixed assets. As such, the Company reversed the amount of the U.S. GAAP cumulative adjustments relating to these businesses. In accordance with SFAS No. 144, “Accounting for the Impairment or disposal of Long – Lived Assets”, the sale of these components of the Company have been presented as discontinued operations in the consolidated statement of operations as of December 31, 2005, 2004 and 2003.

ix. Deferred start-up research and development costs
In 2002, under Mexican GAAP the Company deferred certain costs in relation to the reconstruction of a manufacturing plant (Ponderosa Industrial de México, S.A. de C.V.) and the development of a new paper manufacturing process. Under U.S. GAAP, SFAS No. 2 “Accoun-ting for Research and Development Costs” and SOP 98 – 5, “Reporting on the Costs of
Start – Up Activities” require that the Company expense the start up and research and develop-ment costs as incurred. As such, the adjustment in 2002 for the start up and research and development costs represents the reversal of the amounts capitalized under Mexican GAAP in such year.
The adjustment to U.S. GAAP in net income for 2005, 2004 and 2003 represents the reversal of the amortization recorded under Mexican GAAP for those start up, research and development costs that should not be capitalized for U.S. GAAP purposes.
x. Troubled Debt Restructuring
As described in Note 9, the Company restructured its financial debt with credit institutions and bondholders. As of the date of the restructuring the carrying value of the old debt amounted to Ps.9,599.6 million, and the face value of the new debt issued amounted to Ps.6,131.1 million. Such difference was settled with shares issued by the Company.
Under Mexican GAAP, the Company recorded the new debt at face value plus accrued interest at year end, based on the contractual interest rate specified in the new terms. The unsettled amount of debt of Ps.3,468.5 million, was attributed to 17% of the Company’s equity. The shares issued were recorded at its par value, and the difference between the par value and the 17% of the equity was recorded under ‘Additional-paid-in capital’ in the statements of changes in shareholders’ equity. No gain or loss was recorded on the restructured debt.
For U.S. GAAP purposes, under SFAS No. 15 — ‘Accounting by Debtors and Creditors for Trouble Debt Restructurings’, the restructuring was deemed to be a ‘trouble debt restructuring’. Therefore, the carrying value of the old debt was reduced by the fair value of the shares granted. No gain was recorded on the restructured debt as the remaining unsettled amount of the debt was less than the total future cash payments specified by the new terms of the debt. Interest expense was computed using an effective interest rate that equals the future cash payments specified by the new terms with the carrying amount of the debt.

xi. Minority interest
This adjustment represents the minority interest in part of the U.S. GAAP adjustments described above for non-wholly owned subsidiaries.
In addition, under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component with stockholders equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders equity.
xii. Reversal of loss on sale of discontinued operations
As described in Note 1 in October 2002, the Company sold its shares of DPC. Additionally, as disclosed in Note 17, during 2003 the Company sold its investment in Pronal and the assets of its molded pulp division, and approved a plan to sell a particleboard plant located in Chihuahua.
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
xiii. Severance payments
As more fully disclosed in Note 11 to these consolidated financial statements, effective Janurary 1, 2005, Durango adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. Durango opted for the transitional method of recognizing the actuarially determined severance liability of Ps.7,430 over the remaining expected employee service period and consequently, as of December 31, 2005 has recognized a total liability and charge to earnings of Ps.5,139. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.
In November 2005, the AICPA International Practices Task Force concluded that conceptually, the accounting for severance liabilities under revised Bulletin D-3 did not differ from that which is required pursuant to U.S. GAAP under SFAS N° 112 “Employers’ Accounting for Post-employment Benefits”. For the purposes of the December 31, 2005 reconciliation of earnings and equity, Durango has recorded for U.S. GAAP purposes the remaining amount of the liability not yet recognized under Mexican GAAP which totals Ps.16,731. Durango has determined that not recognizing this liability for U.S. GAAP purposes in prior years was not significant.

SUPPLEMENTAL U.S. GAAP DISCLOSURES
a. Condensed information
The following tables present the Company’s condensed balance sheets as of December 31, 2005 and 2004 and statements of operations for the three years ended December 31, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2005 constant Mexican Pesos, using the Mexican NCPI factor:

CONDENSED CONSOLIDATED BALANCE SHEETS:

	Years ended December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$700,408	$862,735
Accounts receivable, net	1,733,285	1,863,799
Inventories, net	1,195,809	1,114,160
Deferred income tax and employee profit sharing	816,774	67,660
Short-term assets of discontinued operations	—	107,973
Other	27,458	20,216

Total current assets	4,473,734	4,036,543

Property, plant and equipment	10,249,968	10,807,220
Long-term assets of discontinued operations	—	257,598
Other assets	255,871	589,589

Total assets	$14,979,573	$15,690,950

Liabilities and shareholders’ equity (deficit)

Current liabilities:
Short-term debt, notes payable and current portion of long-term debt	$257,572	$234,522
Accrued liabilities and other payables	1,380,328	1,490,611
Current liabilities of discontinued operations	—	131,138

Total current liabilities	1,637,900	1,856,271

Long-term debt	9,008,732	7,183,469
Seniority premiums	317,199	315,706
Deferred income tax and employee profit sharing	2,221,314	2,247,336
Other long-term debt	63,774	3,361,914
Long-term liabilities of discontinued operations	—	170,195

Total long-term liabilities	11,611,019	13,278,620

Total liabilities	13,248,919	15,134,891

Minority interest	48,851	73,663

Shareholders’ equity (deficit)	1,681,803	482,396

Total liabilities and shareholders’ equity (deficit)	$14,979,573	$15,690,950

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS:

	Years ended December 31,
	2005	2004	2003
Net sales	$8,143,300	$8,113,900	$7,424,644
Cost of sales	7,092,047	6,953,985	6,373,850

Gross profit	1,051,253	1,159,915	1,050,794

Selling, general and administrative expenses	592,929	686,898	1,165,617

Operating income (loss)	458,324	473,017	(114,823)

Financing cost:
Interest expense	283,984	1,121,109	1,227,808
Interest income	(42,555)	(41,540)	(46,115)
Foreign exchange (gain) loss, net	(437,656)	(62,561)	892,766
Gain from monetary position, net	(268,070)	(487,176)	(297,345)

	(464,297)	529,832	1,777,114

Other (expenses) income, net	(355,685)	371,102	(435,957)

Income (loss) before income tax provisions, equity in income of associated companies , minority interest and discontinued operations	566,936	314,287	(2,327,894)

Provision for:
Income and asset tax (benefit) expense	(648,124)	(326,850)	335,538
Minority interest	(18,311)	3,316	(2,829)
Equity in income of associated companies	(1,902)	(2,735)	(2,062)

Net income (loss) from continuing operations	1,235,273	640,556	(2,658,541)

Discontinued operations, net	109,671	116,326	(101,543)

Net income (loss)	$1,344,944	$756,882	($2,760,084)

b. Cash flow information
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
The U.S. GAAP statements of cash flows for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years ended December 31,
	2005	2004	2003
Operating activities:

U.S. GAAP net income (loss) from continuing operations	$1,235,273	$640,556	($2,658,541)
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	288,957	341,327	386,314
Minority interest	(18,311)	3,316	—
Deferred income taxes	(710,997)	(355,896)	251,573
Deferred employee profit sharing	(56,145)	(105,491)	(275,285)
Allowance for doubtful accounts	32,493	48,800	72,278
Inventory obsolescence allowance	4,823	1,963	2,223
Gain from monetary position	(268,070)	(487,176)	(384,230)
Loss (gain) on sale of non-strategic assets	(10,662)	37,745	217,020
Impairment on long-lived assets	37,145	137,008	638,294
Debt assumption	—	—	74,684
Unrealized foreign exchange loss, net	(160,752)	21,701	847,883
Amortization of debt issuance costs and other financing costs	—	24,941	—
Other	(14,518)	17,021	24,813

	359,236	325,815	(802,974)

	Years ended December 31,
	2005	2004	2003
Changes in operating assets and liabilities:
Accounts receivable, net	($95,307)	($93,669)	($1,093,503)
Inventories, net	(94,817)	71,226	84,665
Prepaid expenses	(3,212)	(5,059)	—
Other liabilities	88,167	380,705	1,698,498

Cash flow (used in) provided by operating activities before discontinued operations	254,067	679,018	(113,314)
Discontinued operations	(307,795)	117,384	(230,174)

Cash flows (used in) provided by operating activities:	(53,728)	796,402	(343,488)

Financing activities:
Bank loans	132,558	517	—
Payments of long-term debt	(170,546)	(482,721)	(441,269)
Increase in capital stock	—	49	—

Cash flows (used in) provided by financing activities	(37,988)	(482,155)	(441,269)

Investing activities:
Acquisitions of fixed assets	(105,238)	(208,753)	(115,996)
Proceeds from sale of non-strategic assets	346,204	16,066	251,157
Investments in subsidiaries	(54,002)	—	—
Restricted cash	—	171,195	(171,196)
Other assets	271,061	(34,856)	20,222
Proceeds from sale of discontinued operations	97,585	—	1,004,996

Cash flows used in investing activities	555,610	(56,348)	989,183

Effect of inflation and exchange rate changes on cash and cash equivalents	(626,221)	(93,087)	204,523

Net (decrease) increase in cash and cash equivalents	(162,327)	164,812	408,949

Cash and cash equivalents at beginning of year	862,735	697,923	288,974

Cash and cash equivalents at end of year	$700,408	$862,735	$697,923

Supplemental cash flow disclosures:

	Years ended December 31,
	2005	2004	2003
Cash paid during the year for:
Interest, net of capitalized interest	$579,102	$36,466	$156,268
Income and asset tax	25,876	109,975	178,011

Non — cash transactions:

2005
Exchange debt	($3,542,539)
Exchange gain	278,088
Common stock	290,727
Premium in issuance of shares	$2,973,724

Supplemental balance sheet information
•	Employee benefits
Liabilities and costs related to pension plans and seniority premiums are recorded under Mexican GAAP according to Statement D-3, “Labor Liabilities”, as described in Note 3 n. Under U.S. GAAP, the requirements of SFAS No. 87, “Employers’ Accounting for Pensions”, as amended by SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, for recording liabilities and costs relating to pension plans and seniority premiums using actuarial computations are similar to those of Statement D-3.
The following sets forth the changes in benefit obligations, and the funded status of such plans for 2005 and 2004, reconciled with the amounts reported in the consolidated balance sheets under U.S. GAAP.

	December 31,
	2005	2004

Actual benefit obligation:	$202,581	$211,267

Change in benefit obligation:
Projected benefit obligation, beginning of year	$239,223	$241,296
Service cost	10,380	7,381
Interest cost	14,548	14,725
Actuarial loss	16,731	17,064
Benefits paid and variations in assumptions	(56,080)	(41,243)

Projected benefit obligations, end of year	$224,802	$239,223

•	Post – retirement benefits

	December 31,
	2005	2004

Actual benefit obligation:	$97,887	$104,439

Change in benefit obligation:
Projected benefit obligation, beginning of year	$104,024	$114,141
Service cost	400	436
Interest cost	4,942	5,310
Benefits paid	(8,106)	(15,863)

Projected benefit obligation, end of year	$101,260	$104,024

There were no plan assets during 2005 or 2004.

•	Postretirement obligations
Since 2004, the Company started granting postretirement benefits to its employees. Therefore, the Company recognizes since 2004, labor liabilities for postretirement obligations.
The present value of these obligations at December 31, 2005 is as follows:

	December 31,
	2005	2004

Actual benefit obligation:	$7,431	$—

Change in benefit obligation:
Projected benefit obligation, beginning of year	$14,565	$—
Service cost	3,115	—
Interest cost	1,206	—
Benefits paid	(2,155)	—

Projected benefit obligation, end of year	$16,731	$—

Total labor obligations showed in Balance Sheet are as follows:

Seniority premiums and pensions	$202,581	$211,266
Postretirement obligations	97,887	104,440
Severance payments	16,731	—

	$317,199	$315,706

•	Valuation and qualifying accounts:
The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003:

	Years ended December 31,
	2005	2004	2003

Balance at the beginning of the period	($175,698)	($156,470)	($148,234)
Effects of inflation	4,691	7,377	11,468
Increase in the allowance	(32,493)	(48,800)	(72,278)
Write-offs	48,795	22,195	52,574

Balance at the end of the period	($154,705)	($175,698)	($156,470)

The following table presents the roll forward of the inventory obsolescence allowance for the years ended December 31, 2005, 2004 and 2003:

	Years ended December 31,
	2005	2004	2003

Balance at the beginning of the period	($30,842)	($30,808)	($46,213)
Effects of inflation	994	1,520	1,796
Increase in the allowance	(4,823)	(1,963)	(2,310)
Write-offs	1,893	409	15,919

Balance at the end of the period	($32,778)	($30,842)	($30,808)

U.S. GAAP — New Accounting pronouncements
In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14). EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on the Company s consolidated financial position, results of operations or cash flows.

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.
SFAS No.155 “Accounting for certain hybrid financial instruments-and amendment of FASB Statements No. 133 and 140” issued on February 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company’s management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.
SFAS No. 156 “Accounting for servicing of financial assets-an amendment of FASB Statement No.140” issued on March 2006. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Company’s management is in the process of determining the potential impact of adopting this Standard on its consolidated financial position and results of operations.
- - - - - - - - - - - - - - - -

EXHIBIT INDEX

Ex-1.1 Bylaws
Ex-8 List of Subsidiaries
Ex-12.1 Section 302 Certification of the CEO
Ex-12.2 Section 302 Certification of the CFO
Ex-13.1 Section 906 Certification of the CEO
Ex-13.2 Section 906 Certification of the CFO