Form 20-F
period 2006-12-31
CORPORACION DURANGO S.A.B. DE C.V.
filed 2007-07-03
CIK 925262

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-13148
Corporación Durango, S.A.B. de C.V.
(formerly known as Corporación Durango, S.A. de C.V.)
(Exact name of Registrant as specified in its charter)
Durango Corporation
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Torre Corporativa Durango
Potasio 150
Ciudad Industrial
Durango, Durango, Mexico 34208
+52 (618) 829-1000
(Address and telephone number of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 110,641,111 Common Shares, without par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☑ No ☐
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
Yes ☑           No ☐

INTRODUCTION
     In this annual report, “our company,” “we,” “us” and “our” refer to Corporación Durango, S.A.B. de C.V. and its consolidated subsidiaries, as the context may require. We are a corporation organized under the laws of the United Mexican States, or Mexico.
Presentation of Financial Information
Currency and Exchange Rates
     All references herein to “peso,” “pesos,” and “Ps” are to Mexican pesos, the legal currency of Mexico. All references to “dollars,” and “US$” are to United States dollars, the legal currency of the United States.
     On June 29, 2007, the exchange rate for pesos into dollars was Ps 10.7946 to US$1.00, based on the official exchange rate published by the Mexican Central Bank (Banco de Mexico). The peso/dollar exchange rate was Ps 10.8116 to US$1.00 as of December 31, 2006, Ps 10.6344 to US$1.00 as of December 31, 2005 and Ps 11.1495 to US$1.00 as of December 31, 2004. The peso/dollar exchange rate fluctuates widely, and the peso/dollar exchange rate at June 29, 2007 may not be indicative of future exchange rates. See “Item 3: Key Information—Exchange Rate Information” for information regarding the noon buying rate for the purchase of dollars, expressed in nominal pesos per dollar, since January 1, 2002, as reported by the Federal Reserve Bank of New York.
Financial Statements
     We report our financial statements in pesos and prepare our financial statements in constant pesos in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera aplicables en México, or NIF), or Mexican FRS, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 23 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) for each of the three years in the period ended December 31, 2006 and total stockholders’ equity as of December 31, 2006 and 2005. We have a fiscal year end of December 31.
     Pursuant to Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information,” and Bulletin B-12, “Statement of Changes in Financial Position,” issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, A.C.), or MIPA, our audited consolidated financial statements are reported in period-end pesos to adjust for the effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Consequently, under Mexican FRS, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin and those of our non-Mexican subsidiaries, are restated using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), or the NCPI. Inventories are restated at current replacement costs while fixed assets of non-Mexican origin are restated by the inflation of the country of origin prior to translation to pesos at the period-end exchange rate.
     We use Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations,” which prescribes the methodology for the translation and recognition of inflation of the financial information of non-Mexican subsidiaries. Therefore, the peso amounts of the revenues and expenses of our U.S. based subsidiaries may be impacted by foreign exchange rate fluctuations and inflation rates in the United States.
     Our audited consolidated balance sheets as of December 31, 2006 and 2005 and the consolidated statements of income and changes in financial position for the years ended December 31, 2006, 2005 and 2004 included in this annual report are presented in constant pesos in purchasing power as of December 31, 2006. Except as otherwise indicated, financial data at all dates and for all periods presented in this annual report have been restated in constant pesos in purchasing power as of December 31, 2006.

Rounding
     Certain figures included in this annual report and in our financial statements have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.
Market Data
     This annual report includes information from third-party sources that we believe are reliable, such as the Mexican National Chamber for the Pulp and Paper Industry (Cámara Nacional de la Industria de la Celulosa y el Papel) and the Mexican Central Bank, among others. Although we have no reason to believe that any of this information is inaccurate in any material respect, we have not independently verified this information provided by third parties and take no responsibility for the accuracy of such data.
     The Mexican government does not publish definitive data regarding the pulp and paper industry on a regular basis. Accordingly, information contained in this annual report regarding national production, imports, exports, apparent demand, market share and market position has been computed by us and is based on our estimates which are derived from statistics accumulated by us and our analysis of certain data obtained from the Mexican National Chamber for the Pulp and Paper Industry, and certain assumptions made by us based on our knowledge of the market and experience in the Mexican paper industry. While we believe our internal research and estimates to be reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.
Special Note Regarding Forward-Looking Statements
     This annual report includes forward-looking statements that involve substantial risks and uncertainties, including, in particular statements about our plans, objectives, expectations, estimates and intentions in the “Item 3: Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company.” These statements are based on current expectations and projections about future events and financial trends that affect or may affect our business. Several factors may adversely affect our plans, objectives, expectations, estimates and intentions, including, but not limited to:
•	our substantial debt and significant debt service obligations;

•	cost and availability of raw materials, water, steam, transportation and other supplies and services;

•	labor relations;

•	customer relations;

•	the cyclicality of the paper and packaging industries;

•	the competitive nature of the industries in which we are operating;

•	our ability to keep key personnel required to operate our business;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental liabilities;

•	changes in general economic and political conditions, particularly in Mexico, including changes in the dollar-peso exchange rate, interest rates and other domestic and international market and industry conditions;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital; and

•	interest rate levels.
     Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “estimate”, “project”, “predict”, “should,” “may,” “seek,” “continue,” and other similar words are used in this annual report to identify forward-looking statements, but are not the exclusive means of identifying these statements. You should read these forward-looking statements carefully because they include information concerning results and projections, strategy, funding plans, competitive position, the paper and packaging sector environment, potential opportunities for growth, the effects of future regulations and the effects of competition.
     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. The factors set forth under the caption “Item 3: Key Information—Risk Factors,” as well as any cautionary language in this annual report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We caution you that the foregoing factors are not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Given such limitations, investors should not make any decision to invest in the notes on the basis of the forward-looking statements contained herein.
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
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
Selected Consolidated Financial Data
     The following table presents our selected consolidated financial information as of and for each of the periods indicated. The data does not represent all of our financial information. This data is qualified in its entirety by reference to, and should be read together with, our audited consolidated financial statements at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006, including the notes thereto. The data should also be read together with “Introduction—Presentation of Financial and Certain Other Information” and “Item 5. Operating and Financial Review and Prospects.”
     The selected financial data at December 31, 2006 and 2005 and for the three years ended December 31, 2006 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data at December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002, has been derived from audited consolidated financial statements that are not included in this annual report. Unless otherwise indicated, all peso information is stated in constant pesos in purchasing power as of December 31, 2006.
     Our audited financial statements have been prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. Note 23 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and related items for each of the three years in the period ended December 31, 2006 and total stockholders’ equity as of December 31, 2006 and 2005.
     Mexican FRS requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant pesos as of December 31, 2006, unless otherwise indicated. Although the restatement of nominal peso amounts into constant peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” pesos are to pesos that have not been adjusted for inflation.

	As of and for the year ended December 31,
	2006		2005		2004		2003		2002
	(in millions of constant pesos, except per share data)
Statement of Income Data:
Mexican FRS:
Net sales	Ps	9,698.2	Ps	8,475.9	Ps	8,368.4	Ps	7,627.0	Ps	8,987.8
Cost of sales		8,142.8		7,386.2		7,171.7		6,557.8		7,707.5
Gross profit		1,555.3		1,089.6		1,196.7		1,069.2		1,280.3

Selling, general and administrative expenses		721.9		705.4		722.5		726.6		702.8

Operating income		833.4		384.3		474.2		342.6		577.6
Other income (expense) – net		65.5		5.5		(434.8)		(1,705.3)		(3,459.4)
Net comprehensive financing cost (result):
Interest expense		(591.8)		(616.5)		(1,205.3)		(1,340.4)		(1,268.7)

	As of and for the year ended December 31,
	2006		2005		2004		2003		2002
	(in millions of constant pesos, except per share data)
Interest income		31.2		44.3		43.2		46.6		44.2
Exchange gain (loss) – net		(87.2)		348.2		65.1		(929.0)		(1,129.0)
Gain on monetary position		252.0		206.7		488.3		415.7		458.3

Total net comprehensive financing cost (result)		(395.8)		(17.3)		(608.7)		(1,807.1)		(1,895.3)

Income (loss) from continuing operations before income taxes, employee statutory profit sharing, and equity in income of associated companies		503.1		372.4		(569.3)		(3,169.9)		(4,777.2)
Income tax benefit (expense)		(532.9)		(316.3)		523.1		2.3		751.1
Employee statutory profit-sharing expense		(3.5)		(0.8)		—		(2.0)		(1.2)

Income (loss) from continuing operations before equity in income of associated companies		(33.3)		55.4		(46.2)		(3,169.5)		(4,027.3)
Equity in income of associated companies		3.0		2.0		2.8		2.1		2.3

Income (loss) from continuing operations		(30.3)		57.3		(43.4)		(3,167.4)		(4,025.0)
Income (loss) from discontinued operations – net		—		113.2		109.8		(621.2)		(116.3)

Consolidated net income (loss)	Ps	(30.3)	Ps	170.5	Ps	66.5	Ps	(3,788.6)	Ps	(4,141.3)

Basic and diluted earnings per share (1)	Ps	(0.27)	Ps	1.57	Ps	0.72	Ps	(40.76)	Ps	(44.02)
Basic and diluted earnings per share from continuing operations (1)	Ps	(0.30)	Ps	0.51	Ps	(0.50)	Ps	(34.10)	Ps	(42.81)
Weighted-average number of shares outstanding		110,641,111		108,528,665		91,834,192		92,942,916		94,072,122

U.S. GAAP: (2) (3)
Net sales	Ps	9,698.2	Ps	8,473.1	Ps	8,442.9	Ps	7,725.3	Ps	7,363.9
Operating income (loss)		995.8		476.9		492.2		(119.4)		(123.9)
Income (loss) before provisions for income and asset taxes, minority interest, special items and discontinued operations		819.6		589.9		327.0		(2,422.2)		(1,798.5)
Net income (loss)		173.6		1,399.4		787.5		(2,871.9)		(2,186.7)
Basic and diluted earnings per share (4)		1.57		12.89		8.58		(30.90)		(23.25)
Basic and diluted earnings per share from continuing operations (4)		7.41		5.44		3.56		(26.06)		(19.12)

Balance Sheet Data:
Mexican FRS:
Cash and cash equivalents	Ps	466.6	Ps	729.0	Ps	894.9	Ps	726.5	Ps	261.2
Total current assets		3,638.3		3,805.9		4,107.6		4,113.0		4,151.9
Property, plant and equipment, net		11,254.5		11,356.5		11,898.4		12,759.2		13,531.3

	As of and for the year ended December 31,
	2006		2005		2004		2003		2002
	(in millions of constant pesos, except per share data)
Total assets		15,159.1		15,433.3		16,639.0		17,946.3		20,331.4
Short-term debt, including current portion of long-term debt		169.5		268.1		189.4		6,817.0		8,886.0
Long-term debt		5,624.5		6,768.7		7,469.5		439.5		1,155.2
Common stock		5,665.8		5,665.8		5,363.3		4,363.3		5,494.1
Total majority stockholders’ equity		4,786.4		4,844.5		1,649.5		1,679.5		5,117.1
Total minority stockholders’ equity		419.1		60.6		83.3		76.6		80.5
Total stockholders’ equity (net assets)		5,205.5		4,905.1		1,732.8		1,756.1		5,197.6

U.S. GAAP: (2)
Total assets	Ps	15,760.1	Ps	15,586.2	Ps	16,326.5	Ps	16,659.8	Ps	19,867.2
Total stockholders’ equity (net assets)		1,950.6		1,750.2		501.9		(265.0)		2,689.6

Other Financial Data:
Mexican FRS:
Resources generated by (used in) operating activities	Ps	888.4	Ps	150.8	Ps	859.6	Ps	(502.1)	Ps	(180.9)
Resources generated by (used in) financing activities		(884.7)		(573.4)		(651.1)		(63.1)		959.8
Resources generated by (used in) investing activities		(266.1)		256.8		(40.1)		1,030.6		(1,113.4)
Capital expenditures		(227.0)		(64.3)		(181.9)		(119.4)		(513.1)

U.S. GAAP:
Cash flow provided by (used in) operating activities		1,693.9	Ps	(55.9)	Ps	828.6	Ps	(357.4)	Ps	440.3
Cash flow provided by (used in) financing activities		(1,606.7)		(39.5)		(501.7)		(459.2)		1,552.1
Cash flow provided by (used in) investing activities		(700.6)		578.1		(58.6)		1,029.3		(1,638.0)

(1)	See note 3t to our audited consolidated financial statements.

(2)	Amounts of sales and long-term debt under Mexican FRS do not differ materially from these amounts under U.S. GAAP. See note 23 to our audited consolidated financial statements.

(3)	The difference between net income (loss) under Mexican FRS and U.S. GAAP primarily reflects differing accounting treatment for minority interest, negative goodwill, deferred income tax, employees’ statutory profit sharing and the effects of inflation on fixed assets. See note 23 to our audited consolidated financial statements.

(4)	See note 23 to our audited consolidated financial statements.
Dividends
Please see “Item 8. Financial Information — Dividend Policy.”

Exchange Rate Information
     Since November 1991, Mexico has had a free market for foreign exchange and, since 1994, the Mexican government has allowed the peso to float freely against the dollar. The peso was relatively stable from 1999 to 2001. In 2002 and 2003, the peso declined in value against the dollar and appreciated in 2004, 2005 and 2006. We cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.
     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate for the purchase of dollars, expressed in nominal pesos per dollar, as reported by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

	Noon Buying Rate
							Period
Year ended December 31,	High		Low		Average(1)		End
2002	Ps	10.42	Ps	9.00	Ps	9.67	Ps	10.43
2003		11.41		10.11		10.79		11.24
2004		11.64		10.81		11.31		11.15
2005		11.41		10.41		10.89		10.63
2006		11.46		10.43		10.91		10.80

	Noon Buying Rate
							Period
Month Ended	High		Low		Average(2)		End
December 31, 2007	Ps	10.99	Ps	10.77	Ps	10.85	Ps	10.81
January 31, 2007		11.09		10.77		10.96		11.04
February 28, 2007		11.16		10.92		11.00		11.16
March 31, 2007		11.18		11.01		11.11		11.04
April 30, 2007		11.03		10.92		10.98		10.93
May 31, 2007		10.93		10.74		10.82		10.74
June (through June 29)		10.98		10.74		10.84		10.79

(1)	Average of month-end rates.

(2)	Average of daily rates.

Source: Federal Reserve Bank of New York.
     The Mexican economy has had balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future, as has occurred from time to time in the past. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert pesos into dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, as well as to obtain foreign programming and other goods, would be adversely affected. See “Item 3: Key Information—Risk Factors—Risks Relating to Mexico—Depreciation of the Mexican peso relative to the dollar may impair our ability to service our debt and adversely affect our profitability”.
     On June 29, 2007, the noon buying rate as reported by the Federal Reserve Bank of New York was Ps 10.79 per US$1.00.
Risk Factors
     We are subject to various risks resulting from changing economic, political, industry and business and financial conditions that may affect our results of operations or financial condition, including, but not limited to, the risks described below.

Risks Related to the Paper and Packaging Industry and Our Business
We have substantial debt and may be unable to generate sufficient cash to service our debt.
     At December 31, 2006, we had Ps 5,793.9 million of total debt, substantially all of which was denominated in dollars.
     Our ability to make scheduled interest payments or to refinance our obligations with respect to our indebtedness will depend on the financial and operating performance of our subsidiaries. This performance, in turn, is subject to prevailing economic conditions in Mexico and the United States and to financial, business and other factors beyond our control, including but not limited to, fluctuations in international prices of our products as well as conditions in the paper and packaging industry. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to delay capital expenditures, or sell material assets or operations, obtain additional capital or restructure our debt. Our operating performance, cash flow and capital resources may not always be sufficient to service our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any transaction or how soon any transaction could be completed.
Our operations are and will continue to be restricted by covenants in our debt agreements.
     We have entered into a common agreement, which we refer to as the Common Agreement, for the benefit of the holders of our Series B Step Up Rate Senior Secured Guaranteed Notes Due 2012, or Series B notes, and the creditors under the Restructured Credit Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V., the Guarantors named therein, the Tranche A Holders named therein, and The Bank of New York, as Administrative Agent, or the Restructured Credit Agreement. The Common Agreement, as well as some of our other debt agreements, have negative covenants and other restrictions that will limit our ability and the ability of our subsidiaries to:
•	incur additional debt;

•	pay dividends, acquire shares of stock of our company or certain of our subsidiaries, make payments on subordinated debt or make investments;

•	make distributions from our subsidiaries;

•	issue or sell capital stock of our company or certain of our subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into sale and lease-back transactions;

•	enter into transactions with stockholders and affiliates of our company;

•	create liens on assets of our company or certain of our subsidiaries; and

•	effect mergers.
     These negative covenants may have important consequences for our operations, including:
•	our ability to adjust to rapidly changing market conditions, thus making us more vulnerable in the event of a downturn in general economic conditions or our business concerns; and

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

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
     We might not be able to recoup any future increases in the costs of raw materials through increases in sales prices for our products, which would adversely affect our operating income. We cannot assure that raw material prices will not increase in the future. Increases in the prices of raw materials would increase our cost of sales and adversely affect our business results. Our operations may be adversely affected by increases in the price of raw materials.
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
Our principal stockholders own 80.4% of our shares and may take actions not in the interest of other holders of our shares.
     We are controlled by the Rincón family, which indirectly owns 80.4% of our outstanding voting stock. See “Item 7. Major Stockholders and Related Party Transactions.” As a result, the Rincón family has the power to elect the majority of our directors and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. The interests of the Rincón family as stockholders may differ from the interests of other holders of our shares.
If we have a catastrophic loss or unforeseen or recurring operational problems at any of our facilities, we could suffer significant lost production and/or cost increases.
     Our manufacturing facilities and distribution warehouses may suffer catastrophic loss due to fire, flood, terrorism, or other natural or man-made events. If any of these facilities were to experience natural disasters, power outages, and other catastrophic losses, it could disrupt our operations, delay production, delay or reduce shipments, reduce revenue, and result in significant expenses to repair or replace the facility. These expenses and losses may not be adequately covered by property or business interruption insurance we maintain. Even if covered by insurance, our inability to deliver our products to customers, even on a short-term basis, may cause us to lose market share on a more permanent basis.

Adverse developments in our relationship with our employees could adversely affect our business.
     As of December 31, 2006, we employed approximately 8,639 persons and approximately 66.0% of our work force was unionized. Our relationship with these unions generally has been satisfactory, but occasional work stoppages have occurred. On May 28, 2007, members of the Sindicato de Trabajadores de Fábricas de Papel Tuxtepec, S. A. de C. V., covering approximately 300 employees at our Oaxaca mill, commenced a strike. In the annual review of our collective bargaining agreement with the Sindicato de Trabajadores de Fábricas de Papel Tuxtepec, S. A. de C. V., the union presented wage demands that we did not accept. As a result, the members of this union employed at our Oaxaca mill initiated a strike and the operations of this mill were halted. On June 30, 2007, we reached an agreement with this union as a result of which we expect to resume production at our Oaxaca mill on July 3, 2007. In addition to our collective bargaining agreement with this union, we are party to collective bargaining agreements with 31 other unions in Mexico and one in the United States. We may not be able to negotiate extensions of these agreements or new agreements prior to the expiration date of these agreements. As a result, we may experience additional labor disruptions in the future. A widespread work stoppage could have a material adverse effect on our results of operations, financial position and cash flows if it were to last for a significant period of time.
Risks Relating to Mexico
Political conditions in Mexico could materially and adversely affect Mexican economic policy or business conditions and, in turn, our operations.
     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and us, in particular, and on market conditions, prices and returns on Mexican securities, including ours.
     Presidential and federal congressional elections were held in Mexico on July 2, 2006. Based on preliminary election results, the Federal Electoral Institute announced on July 6, 2006, that Felipe de Jesús Calderón Hinojosa of the center-right Partido Acción Nacional (the National Action Party), or PAN, obtained a plurality of the vote, with a narrow margin over Andrés Manuel López Obrador of the center-left Partido de la Revolución Democrática (the Party of the Democratic Revolution), or PRD. Claiming electoral fraud, Mr. López Obrador initiated legal challenges to the preliminary election results and commenced protests in Mexico City. On September 5, 2006, the Federal Electoral Tribunal (Tribunal Electoral del Poder Judicial de la Federación) unanimously determined in a non-appealable ruling that Mr. Calderón won the election and formally declared him to be president-elect. Mr. Calderón was sworn in as Mexico’s president on December 1, 2006, succeeding Vicente Fox, of the same party. Mr. Calderón’s term continues until November 30, 2012. Mr. López Obrador has announced that he will continue to lead demonstrations protesting the electoral process and the legitimacy of Mr. Calderón’s electoral victory. We cannot predict the impact that these protests may have on the Mexican government or on economic and business conditions in Mexico.
     Although the PAN won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the next Congressional election in July 2009. This situation, combined with the expected continued protests led by Mr. López Obrador, members of the PRD and their supporters, may result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.
     Felipe Calderón’s presidency may also bring significant changes in laws, public policies and/or regulations that could adversely affect Mexico’s political and economic situations, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. It is possible that political uncertainty may adversely affect financial markets.

Adverse economic developments in Mexico may adversely affect our financial condition and results of operations.
     We are a Mexican company with a substantial part of our operations and assets in Mexico. For the year ended December 31, 2006, 83.5% of our total revenues were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deteriorations in economic conditions that have had a negative impact on our company. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results of operations.
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
     The majority of our customers are Mexican companies or individuals and a substantial part of our operations and our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Paper and packaging prices in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Mexican gross domestic product, or GDP, grew by 4.2% in 2004, 3.0% in 2005 and 4.8% in 2006. If the Mexican economy experiences a slow rate of growth, our business, financial condition and results of operations may be adversely affected because our customers may reduce their consumption of our products.
Depreciation of the Mexican peso relative to the dollar may impair our ability to service our debt and adversely affect our profitability.
     The peso has depreciated substantially against the dollar in the past and may depreciate significantly in the future. The value of the peso, based on the exchange rate calculated and published by Banco de México (the Mexican Central Bank), appreciated by 0.8% against the dollar in 2004, appreciated by 4.6% against the dollar in 2005, and depreciated by 1.7% against the dollar in 2006 . Depreciation of the peso relative to the dollar adversely affects our results of operations by increasing our dollar-based costs, including our cost of borrowing, since the peso cost of interest payments on our dollar-denominated indebtedness increases. For example, the 7.6% depreciation of the peso against the dollar that occurred in 2003 generated an exchange loss of Ps 929.0 million which was one of the factors leading to our net loss of Ps 3,788.6 million in 2003. Substantially all of our indebtedness is denominated in dollars, while a majority of our revenues and operating expenses are denominated in pesos. We do not have in place hedging arrangements with respect to depreciation risk because we do not believe them to be cost effective for our company.
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
     Our profitability may be adversely affected by increases in inflation. Inflation in Mexico, as measured by changes in the NCPI, as provided by the Mexican Central Bank, was 5.2% in 2004, 3.3% in 2005 and 4.1% in 2006. However, Mexico has experienced high levels of inflation in the past. High levels of inflation would cause our operating costs to increase because approximately 82.8% of our cost of goods sold and selling, general and administrative expenses are payable in pesos and generally are based on short-term contracts, which may be subject to inflationary pressures. However, the prices that we charge for our products are generally denominated in dollars or are denominated in pesos based on international reference prices denominated in dollars, which we refer to as dollar-linked, and may not increase at the same rate as our costs because the prices that we charge our customers for products are either fixed by long-term contract or effectively limited by the competitive nature of the markets in which we operate. If we are unable to pass on the increased costs of our inputs to our customers, the real prices of our products will not keep pace with inflation, and as a result, our operating income may decline.
If foreign currency exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which exposes investors to foreign currency exchange risk.
     In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive currency exchange control policy in the future. Any such restrictive foreign currency exchange control policy could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt.
Mexican Antitrust Laws May Limit Our Ability to Expand and Operate Through Acquisitions or Joint Ventures.
     Mexico’s federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, to enter into new or complementary businesses or joint ventures and to complete acquisitions. Approval of the Comisión Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or to enter into significant joint ventures. The Mexican Antitrust Commission may not approve any proposed future acquisition or joint venture that we may pursue.
Risks Relating to Our Common Shares and ADSs
The market for the ADSs and the Common Shares is limited
     Shares of our common stock, without par value, or our Common Shares, are listed on the Mexican Stock Exchange, which is Mexico’s only stock exchange. There is no public market outside of Mexico for our Common Shares. The Mexican securities market is not as large or as active as securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has experienced less liquidity and more volatility than has been experienced in such other markets.
     Prior to July 15, 2004, the American Depositary Shrares, or ADSs, were listed on the New York Stock Exchange, or the NYSE. On May 25, 2004, following our filing of a voluntary petition for commercial reorganization (concurso mercantil), the NYSE announced the trading of our ADSs would be suspended immediately. On July 15, 2004, our ADSs were delisted from the NYSE. Our ADSs are presently being quoted, and have been quoted since May 27, 2004, on the Pink Sheets Electronic Quotation Service, or the Pink Sheets, maintained by Pink Sheets LLC for the National Quotation Bureau, Inc. The ticker symbol CDURQ has been assigned to our ADSs for over-the-counter quotations.
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
Future sales of our Common Shares directed by Banamex may affect the stock prices of our Common Shares and ADSs
     Administradora Corporativa y Mercantil, S.A. de C.V., or ACM, and a trust organized for the benefit of certain members of the Rincón family have pledged Common Shares representing approximately 28.0% of our issued and outstanding capital stock in favor of Banco Nacional de México, S.A., or Banamex. Under the terms of the pledge agreements, Banamex has the right to cause ACM and the trust to sell all or part of the Common Shares held by ACM or the trust if the price of the Common Shares on the Mexican Stock Exchange meets or exceeds the peso equivalent of US$1.50. Banamex may exercise this right at any time whether or not an event of default under these pledge agreements has occurred. Any such sales could adversely affect the market price of the Common Shares and the ADSs.
Because our accounting standards are different from those in other countries, investors may find it difficult to accurately assess our business and financial operations.
     We prepare our financial statements in accordance with Mexican FRS. These principles differ in significant respects from U.S. GAAP as further discussed in note 23 to our audited consolidated financial statements. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and published financial statements. The effects of inflation accounting under Mexican FRS are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries.
     A principal objective of the securities laws of Mexico is to promote full and fair disclosure of all material corporate information. Our Common Shares are listed on the Mexican Stock Exchange and, as a listed Mexican company, we are required to report quarterly financial information to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or CNBV. However, there may be less publicly available information about issuers of securities listed on the Mexican Stock Exchange, including our company, than would be regularly published by or about U.S. companies subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
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
Holders of ADSs are not entitled to attend shareholders’ meetings, and they may vote only through the depositary.
     Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the applicable deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting. We cannot assure that holders of our shares in the form of ADSs will receive notice of shareholders meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.
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
The price of our Common Shares and ADSs may be affected by economic developments in other emerging market countries.
     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Mexican securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuers in other countries, including Mexico. We cannot assure you that the market for Mexican securities will not continue to be affected negatively by events elsewhere, particularly in emerging markets, or that such developments will not have a negative impact on the market value of our Common Shares and ADSs.
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

Item 4. Information on Our Company.
     We are one of the largest integrated paper producers based in Latin America in terms of sales, with operations in Mexico and the United States. We are a vertically integrated producer of paper and packaging products with a distribution network that links our strategically located facilities with our customers. We believe that these factors, as well as our investment in modern manufacturing technology and our access to raw materials as Mexico’s only producer of unbleached virgin kraft pulp and one of Mexico’s largest users of recycled paper, based on information published by the Mexican National Chamber for the Pulp and Paper Industry, allow us to be one of the industry’s lowest cost producers. In 2006, our total sales volume was 1,507.8 thousand short tons.
     We produce a variety of grades and sizes of containerboard at six paper mills in Mexico and one in the United States, 78% of which we use to supply our 22 packaging plants, which in turn manufacture corrugated containers and multi-wall sacks. In addition, our newsprint mill is the largest producer of newsprint in Mexico, and we operate a paper mill in Mexico that produces uncoated free sheet and a plywood plant.
     We sell our products to a broad range of Mexican and United States manufacturers of consumable and durable goods, including customers in the maquiladora sector and Mexico’s major exporters. A maquiladora is a factory that imports materials and equipment on a duty-free and tariff-free basis for assembly or manufacturing and exports assembled products, usually back to the country that supplied the materials and equipment. Our customers in the United States and Mexico include many of the largest companies in the domestic and international industrial, construction, consumer, agricultural and media sectors, such as Pepsico, Vitro, El Universal, Cemex, Apasco, Kimberly Clark and Comisión Nacional de Libros de Texto Gratuitos. In 2006, our market share in Mexico was 32% for sales of containerboard, 54% for sales of newsprint and 23% for sales of uncoated free sheet, according to estimates published by the Mexican National Chamber for the Pulp and Paper Industry. We estimate that our market share in Mexico for packaging products was 35% in 2006.
     Our net sales were Ps 9,698.2 million in 2006. In 2006, approximately 26.2% of our sales were made in dollars, with the balance primarily dollar-linked. In 2006, 83.5% of our total sales were made in Mexico and 16.5% were made in and into the United States.
     We are a corporation (sociedad anónima bursátil de capital variable) operating under the laws of Mexico. Our corporate domicile and principal executive offices are located at Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34208, and our telephone number is +52 (618) 829-1000.
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
Mexican Paper Industry
Apparent Demand for Paper Industry
     Based on installed capacity, Mexico’s paper industry is one of the largest in Latin America, according to the 2006 annual report of the Mexican National Chamber for the Pulp and Paper Industry. The total size of Mexico’s paper industry in 2006, based on “apparent demand,” was 7.4 million short tons according to the 2006 annual report of the Mexican National Chamber for the Pulp and Paper Industry. Mexican production is distributed among 42 plants. Apparent demand consists of domestic production, as reported by manufacturers, plus imports, minus exports.
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
Mexican Apparent Demand
for the Paper Industry
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%	% GDP
Year	Production	Imports	Exports	Demand	Change	Change
2002	4,451	1,997	227	6,221	5.1%	0.8%
2003	4,497	2,090	197	6,391	2.7%	1.4%
2004	4,766	2,227	282	6,711	5.0%	4.2%
2005	4,904	2,381	273	7,012	4.5%	2.8%
2006	4,975	2,719	290	7,404	5.6%	4.8%

Source: 2006 Annual Report, Mexican National Chamber for the Pulp and Paper Industry
     The dominant portion of the total market for paper products is the market for packaging paper. The table below shows Mexican apparent demand from 2002 to 2006 for packaging paper in short tons. In 2006, packaging paper accounted for 45% of Mexico’s total paper production and 42% of apparent demand for paper. Mexican production of packaging paper as a percentage of apparent demand has declined from 75.3% in 2002 to 72.0% in 2006.
Mexican Apparent Demand for Packaging Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2002	2,622	928	68	3,482	6.1%
2003	2,645	955	54	3,546	1.8%
2004	2,788	1,054	111	3,731	5.2%
2005	2,829	1,114	107	3,836	2.8%
2006	2,241	876	6	3,111	(18.9)%

Source: 2006 Annual Report, Mexican National Chamber for the Pulp and Paper Industry

     The table below shows Mexican apparent demand in short tons from 2002 to 2006 for printing and writing paper. In 2006, printing and writing paper accounted for 16.3% of Mexico’s total paper production and 19.0% of apparent demand for paper. Mexican production of printing and writing paper as a percentage of apparent demand has declined from 66.5% in 2002 to 57.6% in 2006.
Mexican Apparent Demand for Printing and Writing Paper
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2002	769	409	22	1,156	5.2%
2003	763	448	11	1,200	3.8%
2004	761	492	20	1,233	2.8%
2005	795	569	23	1,341	8.4%
2006	809	613	17	1,405	4.8%

Source: 2006 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.
     The table below shows Mexican apparent demand in short tons from 2002 to 2006 for newsprint in short tons. In 2006, newsprint accounted for 6.0% of Mexico’s total paper production and 6.3% of apparent demand for paper. Mexican production of newsprint as a percentage of apparent demand declined from 50.3% in 2002 to 47.9% in 2003, but recovered in 2004, 2005 and 2006 reaching 63.9% in 2006.
Mexican Apparent Demand for Newsprint
(all figures in thousands of short tons, except percentages)

	Aggregate			Apparent	%
Year	Production	Imports	Exports	Demand	Change
2002	217	214	—	431	(4.3)%
2003	213	235	3	445	3.3%
2004	278	188	1	465	4.5%
2005	282	164	6	440	(5.4)%
2006	299	170	1	468	6.3%

Source: 2006 Annual Report, Mexican National Chamber for the Pulp and Paper Industry.
Pricing
     In the past three years, prices in Mexico for the types of paper that we make have been influenced by a combination of factors, including:
•	the rate of growth of the Mexican economy and the demand for packaging;

•	prevailing inflation rates in Mexico;

•	U.S. paper price levels;

•	prevailing international prices for paper and packaging; and

•	fluctuations in the peso/dollar exchange rate.
     Containerboard, newsprint and uncoated free sheet are commodities priced in relation to international prices for paper, recycled fiber and pulp. Because the paper industry is highly capital intensive, prices may also be affected by industry capacity utilization rates, by additions of new capacity and by plant closures.

     Prevailing international prices for containerboard increased by 26.0% in 2004, increased by approximately 3% in 2005 and increased by approximately 13% in 2006. Prevailing international prices for uncoated free sheet increased by approximately 2% in 2004, 4% in 2005 and 18% in 2006. Prevailing international prices for newsprint increased by 7.7% during 2004, approximately 7% in 2005 and 2% in 2006.
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
History and Development of Our Company
     We were incorporated on January 22, 1982. However, some of our underlying operating companies have been in existence since 1975. We were formed in 1975 from the combination of a forest products transportation company and a regional wholesaler of building products. Between 1987 and 2000 we pursued a strategy of vertical integration, implemented by both acquisitions and internal expansion, to attain our present position as Mexico’s largest producer, in terms of capacity, of containerboard, newsprint and corrugated containers, based on information published by the Mexican National Chamber for the Pulp and Paper Industry.
     On October 8, 2001, our company, which was then named Grupo Industrial Durango, S.A. de C.V., merged with Corporación Durango, S.A. de C.V., or CODUSA. Our company, the surviving entity, was subsequently renamed

Corporación Durango, S.A. de C.V. Prior to the merger, CODUSA owned 59% of our capital stock and all of the outstanding capital stock of Grupo Pipsamex, S.A. de C.V., or Pipsamex, and Durango Paper Company (which was subsequently sold on October 7, 2002). In connection with the merger, shares of our company were issued to members of the Rincón family in exchange for their shares of CODUSA.
     In November 2002, we defaulted on payments of principal and interest under our unsecured indebtedness. On May 18, 2004, we filed a voluntary petition for commercial reorganization (concurso mercantil) under Mexico’s Business Reorganization Act (Ley de Concursos Mercantiles, or the LCM) with the First Federal District Court in Durango, Mexico, or the Mexican court. We negotiated with our creditors, and on August 13, 2004, we reached an agreement in principle with creditors collectively holding approximately 68% of our unsecured debt regarding the terms of a proposed plan of reorganization and a proposed plan support agreement. The conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in our commercial reorganization proceeding submitted our executed plan of reorganization to the Mexican court on January 11, 2005, and it was approved by the Mexican court on February 7, 2005. On February 23, 2005, our plan of reorganization was consummated.
Significant Developments During 2006 and Recent Developments
Pipsamex Capital Increase
     On February 13, 2006, Pipsamex issued and sold 2,177,042,255 shares of its series B capital stock, representing 13.3% of Pipsamex’s outstanding capital stock to NKM Corporativo, S.A. de C.V., a company owned and controlled by the Rincón family, for Ps 314.6 million. The proceeds of this sale were used to fund our debt reduction program.
Tizayuca Mill Lease Agreement
     On March 31, 2006, we purchased land and an industrial facility in Tizayuca, Hidalgo at which a paper mill and converter are located for US$10.0 million. Effective March 31, 2006, we entered into an operating lease agreement under which we lease machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at the Tizayuca industrial facility. The lease agreement has a term of 7.5 years and requires total payments over its term of US$65.9 million. We have an option to purchase the machinery and equipment for fair market value on the seventh anniversary of the commencement of this lease.
Conversion of Series A Shares and Series B Shares to Common Shares
     On February 20, 2006, we created a new sole series of common stock, no par value, or Common Shares. On August 11, 2006, we converted each of our outstanding Series A Shares and Series B Shares into one newly issued Common Share. Following this recapitalization:
•	each of our outstanding Ordinary Participation Certificates, or CPOs, represented a financial interest in one Common Share;

•	each of our outstanding ADSs continued to represent two CPOs; and

•	our Common Shares were listed on the Mexican Stock Exchange.
     On April 11, 2007, the Common Shares that had been deposited with Nacional Financiera S.N.C., or NAFIN, as the trustee of a trust, which we refer to as the CPO Trust, established under a trust agreement dated November 24, 1989 between NAFIN as the grantor and as trustee for the benefit of the holders of certain CPOs issued by the trustee, were transferred to BBVA Bancomer S.A., as custodian of our American Depositary Receipt, or ADR, program. As a result, each of our outstanding ADSs now represents two Common Shares.

Conversion to S.A.B. de C.V.
     On December 8, 2006, in compliance with the new Mexican Securities Market Law (Ley del Mercado de Valores), we adopted new bylaws under which we became a sociedad anónima bursátil de capital variable. For a description of our new bylaws, see “Item 10: Additional Information –Organizational Documents.”
Corporate Reorganization
     On December 31, 2006, our subsidiary Compañía Forestal de Durango, S.A. de C.V. transferred its interests in Servicios Industriales Tizayuca, S.A. de C.V. to our subsidiary Inmobiliaria Industrial Tizayuca, S.A. de C.V., or Tizayuca.
     On January 10, 2007, Tizayuca formed the following companies to provide administrative services and labor to our paper and corrugated container facilities:
•	Ectsa Industrial, S.A. de C.V.

•	Cartonpack Industrial, S.A. de C.V.

•	Eyemsa Industrial, S.A. de C.V.

•	Administración Industrial Centauro, S.A. de C.V.

•	Administradora Industrial Durango, S.A. de C.V.

•	Atenmex, S.A. de C.V.

•	Atensa, S.A. de C.V.

•	Mexpape, S.A. de C.V.

•	Fapatux, S.A. de C.V.

•	Servicios Pipsamex, S.A. de C.V.
     On January 31, 2007, our subsidiaries Fábricas de Papel Tuxtepec, S.A. de C.V., Fábrica Mexicana de Papel, S.A. de C.V., Fibras de Durango, S.A. de C.V. and Inmobiliaria Industrial de Durango, S.A. de C.V. merged with and into Pipsamex.
     On February 1, 2007, Tizayuca transferred its interests in Mexpape, S.A. de C.V., Fapatux, S.A. de C.V. and Servicios Pipsamex, S.A. de C.V. to Pipsamex.
     On February 15, 2007, our subsidiaries Envases y Empaques de México, S.A. de C.V., or Eyemex, Empaques del Norte, S.A. de C.V., Cartonpack, S.A. de C.V., or Cartonpack, Durango Internacional, S.A. de C.V., Industrias Centauro, S.A. de C.V., Compañía Papelera de Atenquique, S.A. de C.V., Compañía Forestal de Durango, S.A. de C.V., and Papel y Empaques Tizayuca, S.A. de C.V. merged with and into our subsidiary Empaques de Cartón Titán, S.A. de C.V., or Titán.

     As a result of these transactions, our organizational structure as of June 29, 2007 was as set forth in the following chart.

* CONICEPA =	Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V.

(1) 28.34% is indirectly controlled through Corporación Durango
Operating Divisions
     We operate through six operating divisions distinguished by product type and location as follows:
•	Paper: the Grupo Durango division, the Grupo Pipsamex division and Durango McKinley Paper Company’s paper division;

•	Packaging: the Titán division and Durango McKinley Paper Company’s packaging division; and

•	Other: the Ponderosa division.
     Our operating divisions are:
•	Grupo Durango. The Grupo Durango division, which is part of our subsidiary Titán, produces containerboard. In 2006, approximately 78% of the 753.0 thousand short tons of linerboard and corrugating medium shipped by the Grupo Durango division was used to supply the Titán division. The remainder of its production was sold to third party manufacturers in Mexico and the United States.

•	Grupo Pipsamex. The Grupo Pipsamex division, which consists of our subsidiary Pipsamex and its subsidiaries, produces newsprint and bond paper. In 2006, the Grupo Pipsamex division sold 162.8 thousand short tons of newsprint and 153.0 thousand short tons of uncoated free sheet. The Grupo Pipsamex division’s sales are predominantly to the Mexican market with the balance primarily sold in the United States.

•	Durango McKinley Paper Company – Paper Division. Durango McKinley Paper Company and its subsidiary operate a paper division and a packaging division. The paper division consists of a recycled linerboard manufacturer located in the southwestern United States. Durango McKinley Paper Company is a significant collector of OCC material, which is processed to create recycled fiber. This division’s sales are primarily to customers in the United States and a substantial portion of its sales are made in exchange for paper supplied by other paper producers to Durango McKinley Paper Company’s packaging division.

•	Titán. The Titán division, which is part of our subsidiary Titán, is a large paper-based packaging manufacturer. The Titán division’s 2006 sales of 657.5 thousand short tons consisted almost entirely of corrugated containers and multi-wall sacks. In 2006, the Grupo Durango division supplied approximately 99% of the Titán division’s containerboard requirements. Waste material generated in production of corrugated containers is sold back to the Grupo Durango division for recycling and to produce pulp. The Titán division’s sales are primarily to Mexico and the Mexican export sector.

•	Durango McKinley Paper Company – Packaging Division. The packaging division of Durango McKinley Paper Company is a large paper-based packaging manufacturer. This division’s 2006 sales of 85.7 thousand short tons consisted entirely of corrugated containers. In 2006, approximately 80% of the paper needs of Durango McKinley Paper Company’s packaging division were supplied by other paper producers in exchange for paper produced by Durango McKinley Paper Company. This division’s sales are made primarily in Texas.

•	Ponderosa. The Ponderosa division, which is operated by our subsidiary Ponderosa Industrial de México, S.A. de C. V., or Ponderosa, manufactures plywood that it markets throughout the NAFTA region. In 2006, the Ponderosa division sold 10.8 thousand short tons of plywood.
Our Products
General
     Our main product groups are:
•	Paper—containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet (bond, book stock, miscellaneous free sheet);

•	Packaging—corrugated containers and multi-wall sacks; and

•	Other—plywood.

     The total capacity of our continuing operations by product and number of mills and plants as of December 31, 2006, and our actual production for the periods indicated, is as follows:

			Production at December 31,
	Installed Capacity at	Mills/
Product Type	December 31, 2006	Plants	2006	2005	2004
	(in thousands of short
	tons per year)		(in thousands of short tons)
Paper:
Containerboard (1)	1,117.0	7	1,008.2	924.0	891.8
Newsprint	164.0	1	163.9	148.1	160.4
Uncoated free sheet	172.0	1	162.3	155.4	133.1

Total Paper	1,453.0	9	1,334.4	1,227.5	1,185.4
Packaging:
Corrugated containers (1)	944.0 (2)	19	711.0	662.8	632.5
Multi-wall sacks	59.0	3	40.6	43.6	39.2

Total Packaging	1,003.0	22	751.6	706.4	671.6
Other products (3)	62.0	3	10.8	9.9	10.5

Total Production	2,518.0	34	2,096.7	1,943.8	1,867.5

(1)	Includes production of the Tizayuca mill and Tizayuca plant since March 31, 2006, the date on which we entered into the operating lease with respect to these facilities.

(2)	Includes 32,000 short tons of capacity at our Puente de Vigas Plant. On December 30, 2005, we suffered a casualty loss at this plant as a result of a fire. As a result, this plant was out of service from December 30, 2005 until February 15, 2007.

(3)	Does not include the capacity or production of our Chihuahua particleboard mill as we include the results of our Chihuahua particleboard mill in discontinued operations.
     The total sales volume of our continuing operations to third-parties and net sales by product for the periods indicated is as follows:

	Year Ended December 31,
Product Type	2006				2005				2004
	Sales volume	Net Sales		% of Net Sales	Sales volume	Net Sales		% of Net Sales	Sales volume	Net Sales		% of Net Sales
	(in thousands of short tons or millions of constant pesos in purchasing power
	as of December 31, 2006, except for percentages)
Paper:
Containerboard	436.3	Ps	1,977.7	20.4%	342.8	Ps	1,439.0	17.0%	341.6	Ps	1,641.9	19.6%
Newsprint	162.8		1,139.6	11.8	142.4		974.6	11.5	158.1		994.1	11.9
Uncoated free sheet	153.0		1,412.4	14.6	133.0		1,219.6	14.4	121.1		1,064.6	12.7

Total Paper	752.0		4,529.7	46.7	618.1		3,633.2	42.9	620.7		3,700.7	44.2

Packaging:
Corrugated containers	702.3		4,643.0	47.9	665.1		4,322.2	51.0	632.2		4,191.3	50.1
Multi-wall sacks	40.9		395.7	4.1	42.0		404.7	4.8	39.9		361.3	4.3
Paper tubes (1)	1.7		11.9	0.1	1.5		11.4	0.1	—		—	—

Total Packaging	745.0		5,050.6	52.1	708.6		4,738.2	55.9	672.1		4,552.6	54.4
Other products	10.8		117.9	1.2	9.7		104.5	1.2	11.7		115.0	1.4

Total Sales Volume	1,507.8	Ps	9,698.2	100.0%	1,336.5	Ps	8,475.9	100.0%	1,304.5	Ps	8,368.4	100.0%

(1)	In January, 2005, we purchased machinery to manufacture paper tubes.

Paper Products
     Below is a description of our paper products and their usage.

Product Description and Usage
Containerboard	We produce linerboard and corrugating medium, white-top and mottled white linerboard and paper, and high-performance linerboard. Our products are used by corrugated container manufacturers in the production of a wide variety of corrugated containers.

Newsprint	We produce standard, peach and improved newsprint. Our products are used by newspaper and magazine publishers and advertisers for newspapers, books, advertisements, and magazines.

Uncoated free sheet	We produce bond, forms, tablet, copy, and book stock and miscellaneous free sheet. Our products are used by consumer goods and office supplies producers for printing and writing paper, office supplies, and educational books.
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
Customers
     We primarily sell our products in Mexico and the United States. In 2006, 83.5% of our total sales were made in Mexico and 19.8% were made in and into the United States.
     Our major customers in Mexico and the United States include:

Paper	Packaging	Other Products
Mexico:	Mexico:	Mexico:

El Universal Compañía Periodística
Nacional, S.A. de C.V.	Nestle	Maderería El Cueramo, S.A. de C.V.
Fernández Editores	Grupo Femsa	Triplay Alameda, S.A. de C.V.
Comisión Nacional de Libros de
Texto Gratuitos	Grupo Vitro, S.A. de C.V.	Cimbra-Mex, S.A. de C.V.
Periodico Excelsior, S.A. de C.V. Telmex	Grupo Pepsico, S.A. de C.V. Kimberly Clark de Mexico, S.A. de C.V.
Grupo Milenio	Allen del Norte, S.A. de C.V.
Grupo Apasco, S.A. de C.V.
Crisa Libbey

United States:	United States:
Weyerhaeuser Company	Harris Packaging
Georgia Pacific Co.	Bronco Packaging
Boise Paper Solutions	Bana, Inc.
Temple Inland Corrugated Packaging	Victor Packaging — Dallas
Sales and Marketing
     In 2006, sales to our 10 largest customers accounted for approximately 23% of our net sales. None of our customers accounted for a material amount of our revenues. We do not believe that the loss of any single customer would have a material adverse effect on our business.
     Our sales and marketing staff are responsible for identifying and developing markets as well as notifying our research and development staff of customer product requirements. We sell our products through our direct sales force at our Mexican offices located in Mexico City, Guadalajara and Monterrey, Mexico, and our U.S. offices located in Albuquerque, New Mexico and Dallas, Texas. As of December 31, 2006, we had approximately 226 employees involved in direct sales. We make substantially all of our sales directly to our clients. We use brokers only in limited circumstances.
     Our sales strategy involves targeting niche markets, such as the maquiladora sector and growers of fruits and vegetables, growing manufacturing regions in central and southern Mexico, Mexican export markets and lightweight markets. A core element of our sales strategy is to establish long-term customer relationships by ensuring that we satisfy our customers’ specific requirements. The customized service we provide and the strategic relationships we have developed ensure we retain our existing customers while attracting new ones. To enable us to maintain the advantages of strategically located facilities, we continue to update our distribution network to accommodate the trends of our important manufacturing customers.
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
Recycled Fiber
     Our business is affected by trends in international and domestic prices of OCC and ONP material. In Mexico, the price differential between domestic and imported OCC and ONP material fluctuates in peso terms, due to demand and currency fluctuations, and at any given time we may supply ourselves from either market, depending on the then current price differential. In 2006, approximately 73% of the fiber we used in our Mexican operations was recycled and approximately 39% of this recycled fiber was imported from third party producers.
     In 2006, our six recycling centers in Mexico provided approximately 30% of our fiber requirements in Mexico and we obtained the balance of our recycled fiber requirements in the open market. In the United States, our McKinley mill uses only recycled fiber. In 2006, our recycling centers in Albuquerque, Phoenix and El Paso provided approximately 49% of our fiber requirements in the United States and we obtained the balance of our recycled fiber requirements in the open market.
Pulp
     We are Mexico’s sole producer of unbleached kraft pulp and we are currently able to produce 80,000 short tons of unbleached kraft pulp per year, which is more than sufficient to supply our internal requirements for unbleached kraft pulp. We are also able to produce 79,000 short tons per year of chemical thermo-mechanical pulp, 52,000 short tons per year of thermo-mechanical pulp, 79,000 short tons per year of sugar cane bagasse pulp, and 197,000 short tons per year of deinked pulp.
     In Mexico, we buy our wood, the raw material from which we produce unbleached kraft pulp, from small property owners and ejidos, which are small plots of land granted by the Mexican government to small groups of land workers. The wood is purchased from sellers located in the states of Durango, Jalisco, Oaxaca and Michoacán. In total we have access to approximately 600,000 hectares of forestry land. We have traditionally managed our supply of resources through direct negotiations with landowners. In general, we believe that our existing wood supply arrangements are sufficient to provide for our currently anticipated rates of consumption for the foreseeable future. We also have a strong presence in the Mexican forestry sector that allows us to effectively source our wood supply.
Water
     Other than at our Atenquique and Mexpape pulp and paper mills, which use treated river water, we obtain our water requirements for both our Mexican and U.S. operations from wells located at our production facilities. We believe that our water supply is sufficient for all existing and contemplated activities.
     We have concessions from the Mexican National Water Commission to operate the wells at our production facilities in Mexico. The prices that we pay for these rights depend on the tariffs of the region of Mexico in which the well is located as well as the volume of water consumed. Although we are not required to recycle the water that we use under these concessions, we recycle a substantial portion of the water we use.
     We believe that our McKinley mill is one of only three “zero-effluent” paper mills in the world. Water is initially obtained from wells, and after using it in the papermaking process, it is then treated and recycled through the plant.

Accordingly, the ongoing water supply requirements at our McKinley mill are significantly less than for conventional paper mills.
Energy
     Our Tizayuca mill generates all of its electric power, our Mexpape and Tuxtepec mills generate approximately 50% of their electric power, and our Centauro and Atenquique paper mills generate approximately 20% of their electric power. The balance of our electricity requirements in Mexico is purchased from the Federal Electricity Commission (Comisión Federal de Electricidad), the Mexican state-owned electric company. The contracts for electric power supply signed with the Federal Electricity Commission are the standard contracts used for all Mexican companies and there is no specific termination date for the contracts.
     In the United States, a rural electric cooperative supplies 100% of the electric power used by our McKinley mill at formula prices under a long-term contract. Our U.S. converting facilities purchase electric power from local utilities.
     We use heating oil and natural gas to produce steam for our operations. Our purchases of heating oil and natural gas account for approximately 35% of our energy consumption. We purchase heating oil in the open market and we purchase natural gas from Petróleos Mexicanos.
Distribution and Supply of Our Products
     Our distribution network is an extensive and efficient delivery system within the Mexican paper and packaging industry. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time for our products. We distribute and deliver our products from our plants as well as from several warehouses strategically located throughout Mexico. In the United States, we deliver our products from our plants located in Prewitt, New Mexico and Dallas, Texas. We are able to deliver our products to our customers within one to five days from the date of the purchase order. We are able to adjust deliveries of our products through the use of a just-in-time system, offering same day deliveries, at the request of our customers.
     At December 31, 2006, we owned approximately 110 trailer trucks and had access to additional trailer trucks owned by independent operators who provide services principally to us. We use our trucks to transport wood from forests to our production facilities, and we also use our trucks, and trucks operated by independent operators, to ship finished products to our customers in Mexico and in the United States. The independent operators benefit from their relationship with us because they can frequently haul our finished goods to industrial centers and raw material in the form of recycled fiber to our plants on a single round trip. This also reduces our shipping costs.
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

Our Competition
     In 2006, approximately 71% of our net sales of paper to third parties were to customers in Mexico and the remainder was to customers in the United States. In 2006, approximately 88% of our net sales of packaging products to third parties were to customers in Mexico and the remainder was to customers in the United States.
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
     In the United States, we compete with a number of paper producers and packaging producers, including Smurfit-Stone Container Corporation, International Paper Company, Abitibi-Consolidated, Inc., Packaging Corporation of America, Bowater Incorporated, and Weyerhaeuser Company, many of which have greater financial resources than we do.
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
Property, Plant and Equipment
     The table below sets forth information regarding the identity, location, products and capacity of our production facilities as of December 31, 2006:

Short tons
per year
Paper:
Containerboard
Centauro Mill (Durango)	308,000
Tizayuca Mill (Hidalgo) (1)	200,000
McKinley Mill (New Mexico, U.S.)	220,000
Atenquique Mill (Jalisco)	155,000
Monterrey Mill (Nuevo León)	143,000
Texcoco Mill (Edo. de México)	27,000
Tuxtepec Mill (Oaxaca) (2)	64,000

Total	1,117,000
Newsprint
Tuxtepec Mill (Oaxaca) (2)	164,000

Uncoated Free Sheet
Mexpape Mill (Veracruz)	172,000

1,453,000

Pulp:
Unbleached Softwood Pulp
Atenquique Mill (Jalisco)	80,000

Bleached Chemical Thermomechanical Pulp
Pipsamex Pulp Mill (Durango) (3)	79,000

Thermomechanical Pulp (TMP)
Tuxtepec Pulp Mill (Oaxaca)	52,000

Bleached Bagasse Pulp
Mexpape Pulp Mill (Veracruz) (3)	79,000

Bleached Deinking Pulp
Tuxtepec DIP Mill (Oaxaca)	100,000
Mexpape DIPHB Mill (Veracruz)	110,000

Total	210,000

500,000

Packaging:
Corrugated containers
Mexico Plant (Edo. de México)	59,000
Tizayuca Plant (Hidalgo) (1)	100,000
Puente de Vigas Plant (Edo. de México) (1)(4)	32,000
Tultitlan Plant (Edo. de México)	59,000

Short tons
per year
Juárez Plant (Edo. de México)	48,000
Izcalli Plant (Edo. de México)	44,000
Apodaca Plant (Nuevo León) (1)	56,000
Monterrey Plant (Nuevo León)	54,000
San Nicolás Plant (Nuevo León)	43,000
Nogalar Plant (Nuevo León)	31,000
Zona Industrial Plant (Jalisco) (1)	26,000
Tepatitlán Plant (Jalisco)	52,000
Fresno Plant (Jalisco)	49,000
Tapachula Plant (Chiapas)	32,000
Querétaro Plant (Querétaro)	44,000
Mexicali Plant (Baja California Norte) (1)	37,000
Culiacán Plant (Sinaloa) (1)	43,000
Chihuahua Plant (Chihuahua)	35,000
Durango McKinley Paper Dallas Plant (Texas, U.S.)	100,000

Total	944,000
Multi-wall Sacks
Cd. Guzmán Plant (Jalisco)	30,000
Tula Plant (Hidalgo) (1)	14,000
Apasco Plant (Edo. de México)	15,000

Total	59,000

1,003,000

Other:
Plywood Anahuac Mill (Chihuahua) (3)	26,000
Particleboard Durango Mill (Durango) (3)	17,000
Plywood Durango Mill (Durango)	19,000

Total	62,000

(1)	Leased facility.

(2)	This mill has a total capacity of 210,000 short tons of newsprint; however, as this mill has the ability to produce 50,000 short tons of containerboard per year on one of its newsprint machines and we used this machine principally to produce containerboard during the year ended December 31, 2006, we have reflected this amount as containerboard capacity as of December 31, 2006.

(3)	These facilities are not currently in operation.

(4)	On December 30, 2005, we suffered a casualty loss at this plant as a result of a fire. As a result, this plant was out of service from December 30, 2005 until February 15, 2007.
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
Item 4A. Unresolved Staff Comments.
     Not applicable.

Item 5. Operating and Financial Review and Prospects.
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and the notes thereto included in this annual report, as well as the information presented under “Introduction—Presentation of Financial and Other Information” and “Item 3: Key Information—Selected Consolidated Financial Data.” Our financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. See Note 23 to our audited consolidated financial statements for a description of the main differences between Mexican FRS and U.S. GAAP as they relate to us.
     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Introduction—Special Note Regarding Forward-Looking Statements” and “Item 3: Key Information—Risk Factors.”
General
     The discussion and analysis of our financial condition and results of operations have been organized to present the following:
•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting estimates;

•	a discussion of the principal factors that influence our results of operations and liquidity;

•	a discussion of developments since the end of 2006 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2006, 2005 and 2004;

•	a discussion of our liquidity and capital resources, including our changes in financial position for the years ended December 31, 2006, 2005 and 2004, and our long-term indebtedness;

•	a discussion of our capital expenditures and our contractual commitments; and

•	a discussion of the principal differences between Mexican FRS and U.S. GAAP as they relate to our financial statements.
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
     Our results of operations have been influenced and will continue to be influenced by a variety of factors, including:
•	the Mexican and U.S. market prices of corrugated containers, containerboard and newsprint, which significantly affect our net revenue;

•	the level of production capacity in the United States and Mexico for the products that we sell and our capacity utilization rate, which significantly affects the cost of producing our products and may lead to the impairment of our assets;

•	the Mexican and U.S. market prices of OCC and ONP, the principal raw materials in our paper manufacturing operations, and the prices at which we purchase energy, which significantly affect the cost of producing our products;

•	the growth rates of Mexican GDP and U.S. GDP, which affect the demand for our products, and consequently our sales volume;

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness, which affects our net financial expenses;

•	the exchange rate of the peso against the dollar, which affects our net sales in pesos and our financing costs;

•	inflation rates in Mexico; and

•	our ability to use our net operating loss carryforwards.
     Our financial condition and liquidity are and will be influenced by a variety of factors, including:
•	our ability to generate cash flows from our operations;

•	prevailing domestic and international interest rates and movements in exchange rates, which affect our debt service requirements;

•	our limited ability to borrow funds from Mexican and international financial institutions or to sell our debt securities in the Mexican and international securities markets, primarily as a result of covenants included in our restructured indebtedness; and

•	our capital expenditure requirements.
Financial Presentation and Accounting Policies
Consolidated Financial Statements
     We have prepared our audited consolidated financial statements at December 31, 2006 and 2005 and for the three years ended December 31, 2006 in accordance with Mexican FRS, which differ in significant respects from U.S. GAAP. Note 23 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP applicable to our company and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2006 and 2005 and for the three years ended December 31, 2006.
Business Segments
     We manage our business and report our results on a product basis in three segments. Our reportable segments are:
•	Paper - This segment includes the production and sale of containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet. This segment includes the operating results of our Grupo Durango division and our Grupo Pipsamex division in Mexico and Durango McKinley Paper Company’s paper division in the United States.

•	Packaging - This segment includes the production and sale of corrugated containers, multi-wall sacks and paper tubes. This segment includes the operating results of our Titán division in Mexico and Durango McKinley Paper Company’s packaging division in the United States.

•	Other - This segment includes the production and sale of plywood. This segment includes the operating results of our Ponderosa division in Mexico.
     In 2006, paper products accounted for 46.7% of our net sales to third parties, packaging products accounted for 52.1% of our net sales to third parties and other products accounted for the remaining 1.2% of our net sales to third parties.
Discontinued Operations
     In connection with our financial and operating restructuring, during 2003 we authorized the discontinuation and/or sale of some subsidiaries or significant assets. The related assets, liabilities and operating results are presented in our audited consolidated financial statements as discontinued operations. In 2004 and 2005, our discontinued operations consisted of the Chihuahua particleboard plant of Ponderosa, which we sold on July 15, 2005.
Critical Accounting Estimates
     We have identified the most critical accounting estimates that involve a higher degree of judgment and complexity and that management believes are important to a more complete understanding of our financial position and results of operations. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to the following critical accounting estimates under Mexican FRS.
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
     Significant management judgment is required in determining our provision for income taxes and any valuation allowance recorded against our deferred tax assets. In evaluating the need for a valuation allowance for deferred income tax assets related to tax loss carryforwards, we first consider the reversal of existing taxable temporary differences that are expected to generate taxable income during the tax loss carryforward periods. Subsequently, we consider any forecast of future taxable income and tax planning strategies if prudent and feasible.
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
     On January 1, 2004, we adopted Bulletin C-15, “Impairment of the Value of Long-Lived Assets and Their Disposal,” issued by MIPA, or Bulletin C-15. Bulletin C-15 establishes general criteria for the identification and, if applicable, recording of losses from impairment or the decrease in value of long-lived tangible and intangible assets, including goodwill. Bulletin C-15 requires the calculation of impairment of long-lived assets by comparing the unamortized carrying amount of the asset to the net present value of future expected net cash flows. Under Bulletin C-15, if the net present value of future expected net cash flows is less than the carrying amount of the asset, a loss was recognized for the difference between the net present value of future expected net cash flows and the carrying value of the assets. We recorded a gain as a result of the revaluation of long-lived assets in use at five of our mills and plants of Ps 25.9 million and Ps 118.4 million during 2006 and 2005, respectively, in other income (expenses).
     The Company recalculates on an annual basis its estimations regarding the impairment of long-lived assets under MFRS. These estimations are based on projections of revenues recognized at the end of the fiscal year and the expected variances over sale prices and production volumes. Shall these expectations over sale prices and volumes varied significantly the Company could recognize more losses for impairment purposes.
     For U.S. GAAP purposes, as of January 1, 2002, we follow SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 provides criteria for when and in what circumstances an impairment loss (write-down) should be recorded and the manner in which the write-down should be measured. An evaluation of impairment is undertaken whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS 144, the impairment criteria is met when the carrying value of assets exceeds the sum of expected future cash flows (undiscounted and without interest charges) of the related assets. If it is determined that an asset is impaired, it is written down to its fair value, if available, or the present value of expected future cash flows.
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
Pension plans, seniority premiums and indemnities
     The determination of our obligations for pension plans, seniority premiums and indemnities are dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 11 to our audited consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with Mexican FRS, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.
Negative goodwill
     Until December 31, 2004, negative goodwill was amortized under the straight-line method over a period not to exceed two years, which in our opinion, approximates the period in which the acquired subsidiaries are integrated into our company. Determination of the period that it takes an acquired subsidiary to be integrated into our company involves significant judgments and the use of estimates.
     Effective January 1, 2005, Statement B-7, “Business Acquisitions,” established, among other things, that the purchase method of accounting should be used to account for business acquisitions. In addition, Statement B-7 modified the accounting treatment of goodwill, which is no longer permitted to be amortized and is subject to annual impairment tests. Statement B-7 also provides specific guidance for the accounting treatment of acquisitions of minority interests and transfers of stock among entities under common control.
     Under Statement D-5, “Leasing,” we capitalize leased assets related to industrial machinery and equipment. These assets are depreciated in accordance with the depreciation rates of the common acquired assets.
Principal Factors Affecting Our Results of Operations and Liquidity
Pricing of Our Products
     In 2006, paper products accounted for 46.7% of our net sales to third parties and packaging products accounted for 52.1% of our net sales to third parties. The pricing of our products is influenced by a number of factors, including:
•	industry capacity utilization;

•	recycled fiber prices;

•	demand for packaging products as a result of the level of growth of the Mexican and U.S. economies;

•	fluctuations in the exchange rate between the peso and the dollar; and

•	prevailing inflation rates.
     Containerboard. Our prices for containerboard primarily reflect international paper prices. During 2004, our average price per short ton for containerboard increased by 15.2%, principally as a result of increased economic activity in Mexico and the United States. During 2005, our average price per short ton for containerboard declined by 12.7%, principally as a result of the contraction of the manufacturing industry in Mexico during 2005. During 2006, our average price per short ton for containerboard increased by 8.0%, principally as a result of increased economic activity in Mexico and the United States.
     Uncoated Free Sheet. Our prices for uncoated free sheet primarily reflect international paper prices. During 2004, our average price per short ton for uncoated free sheet increased by 5.1%, principally as a result of increased economic activity in the United States and Mexico. During 2005, our average price per short ton for uncoated free sheet increased by 4.3%, principally reflecting the recovery of international prices of uncoated free sheet. During 2006, our average price per short ton for uncoated free sheet increased by 0.7%, principally reflecting the recovery of international prices of uncoated free sheet.
     Newsprint. Our prices for newsprint primarily reflect international paper prices. During 2004, our average price per short ton for newsprint increased by 7.7%, principally as a result of the recovery of the international price of newsprint. During 2005, our average price per short ton for newsprint increased by 8.9%, principally reflecting the recovery of international prices of newsprint. During 2006, our average price per short ton for newsprint increased by 2.2%, principally reflecting the recovery of international prices of newsprint.
     Packaging Products. In general, the prices of our packaging products fluctuate in accordance with international prices. As a result of generally low prices for packaging products in the United States, competition in Mexico from imports has increased. During 2004, our average price per short ton for corrugated containers decreased by 0.2%. During 2005, our average price per short ton for corrugated containers decreased by 2.0%, principally due to the contraction of the manufacturing industry in Mexico during 2005. During 2006, our average price per short ton for corrugated containers increased by 1.7%, principally as a result of increased economic activity in Mexico and the United States.
Cyclicality Affecting the Paper and Packaging Industry, Capacity Utilization and Disposition of Chihuahua Particleboard Plant
     Global consumption of containerboard and newsprint has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased capacity utilization rates and international market prices for our paper products, leading to increased operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates and international paper prices, leading to declining operating margins.
     We expect that these cyclical trends in international paper prices and operating margins relating to global capacity shortfalls and additions will likely persist in the future, principally due to the continuing impact of four general factors:
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
     Since mid-1995, the North American paper and packaging industry has experienced a prolonged down cycle characterized by continued price pressures, excess capacity and the inability of many industry participants to earn satisfactory returns on capital. To maintain reasonable capacity utilization, U.S. paper producers have generally maintained high export levels over the past three years, including in exports to Mexico.
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

     The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
Containerboard(1)	94%	100%	99%
Newsprint and uncoated free sheet(1)	97%	96%	93%
Corrugated containers(2)	94%	85%	83%
Multi-wall sacks(2)	81%	78%	70%

(1)	Calculated based on seven days per week and three shifts per day.

(2)	Calculated based on six days per week and three shifts per day.
Acquisition of Tizayuca Mill and Plant and Disposition of Chihuahua Particleboard Plant
Acquisition of Tizayuca Mill and Plant
     On March 31, 2006, we purchased land and an industrial facility in Tizayuca, Hidalgo at which a paper mill and converter are located for US$10.0 million. Effective March 31, 2006, we entered into an operating lease agreement under which we lease machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at the Tizayuca industrial facility in the state of Hidalgo. The lease agreement has a term of 7.5 years and requires total payments over its term of US$65.9 million. We have an option to purchase the machinery and equipment for fair market value on the seventh anniversary of the commencement of this lease.
Disposition of Chihuahua Particleboard Plant
     On July 15, 2005, our subsidiaries, Ponderosa and Compañía Forestal de Durango S.A. de C.V., sold the assets of our Chihuahua particleboard plant for US$30 million. As a result of this sale, the capacity of our other segment was reduced by 200,000 short tons and we ceased producing particleboard.
Effects of Fluctuations in Raw Materials Prices
     Fluctuations in the market price of OCC and ONP, which are the primary raw materials used in our paper making activities, have significant effects on our cost of goods sold and the prices that we are able to charge our customers for our paper and packaging products. In addition, our cost of goods sold is significantly affected by energy costs.
Recycled Fiber Costs
     OCC and ONP are the primary raw materials used in the production of our paper products. In 2006, OCC and ONP represented approximately 42% of the total cost of goods sold of our paper segment and approximately 30% of our consolidated cost of goods sold. The cost of OCC and ONP varies in accordance with international market prices, which fluctuate depending upon the supply of OCC and ONP and the demand for finished paper. Mexican OCC or ONP prices tend to follow price movements in the United States, but are generally lower because Mexican OCC or ONP is lower in quality.
     We believe that we are one of Mexico’s largest users of recycled paper. In 2006, our six recycling centers in Mexico provided approximately 30% of our fiber requirements in Mexico and we obtained the balance of our recycled fiber requirements in the open market. In the United States, our McKinley mill uses only recycled fiber. In 2006, our recycling centers in Albuquerque, Phoenix and El Paso provided approximately 49% of our fiber requirements in the United States and we obtained the balance of our recycled fiber requirements in the open market.
     Because the primary raw material of our packaging segment is containerboard produced by our paper segment or other paper producers with cost structures similar to ours, fluctuations in the international market price of OCC and ONP result in similar fluctuations in the cost of the primary raw materials of the packaging segment.

     We attempt to revise the prices for our products, which are generally denominated in dollars or are dollar-linked, to reflect changes in the international market prices of these products, which in turn reflect fluctuations in the international market prices of OCC and ONP. However, as a result of the imbalance between supply of and demand for paper and packaging products, during the past three years we have not always been able to successfully pass through the increased prices of OCC and ONP to our customers.
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
Energy Costs
     In 2006, energy cost represented approximately 17% of our cost of production. In particular, our paper mills consume significant amounts of electric power. We purchase approximately 70% of the electric power needs of our Mexican operations from the Federal Electricity Commission under standard contracts used for all Mexican companies and we produce the remainder at our own power plants. These standard contracts guarantee the supply of electric power at prices that have historically increased by the Mexican inflation rate. In the United States, our McKinley mill is supplied 100% by a rural electric cooperative at formula prices under a long-term contract. Our U.S. converting facilities purchase electric power from local utilities.
     In addition, we use heating oil and natural gas to produce steam for our operations. Our purchases of heating oil and natural gas account for approximately 35% of our energy consumption. We purchase heating oil in the open market and we purchase natural gas from Petróleos Mexicanos.
Mexican and United States Demand for Our Products
     We sell paper and packaging products in Mexico and the United States. The following is our geographic segment sales information for the periods indicated.

	Year Ended December 31,
	2006		2005		2004
	(in millions of constant pesos in purchasing power as of
	December 31, 2006)
Mexico	Ps	12,345.1	Ps	10,974.8	Ps	10,422.7
United States		2,299.6		2,388.7		2,458.9
Intercompany Sales		(4,946.6)		(4,887.6)		(4,513.1)

Total	Ps	9,698.2	Ps	8,475.9	Ps	8,368.4

     In 2006:
•	approximately 71% of our net sales of paper to third parties was to customers in Mexico, and the remainder was to customers in the United States; and

•	approximately 88% of our net sales of packaging products to third parties was to customers in Mexico, and the remainder was to customers in the United States.
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
     Mexican GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Mexican GDP grew by 4.2% in 2004, 3.0% in 2005 and 4.8% in 2006. Our management believes that economic growth in Mexico would positively affect our future net sales and results of operations. However, a recession in Mexico would likely reduce our future net sales and negatively impact our results of operations.
Effect of Level of Indebtedness and Interest Rates
     At December 31, 2006, our total outstanding indebtedness on a consolidated basis was Ps 5,793.9 million. As a result of our substantial indebtedness, our company incurred interest expenses of Ps 591.8 million in 2006, Ps 616.5 million in 2005 and Ps 1,205.3 million in 2004. These interest expenses were substantial factors in our losses from continuing operations in 2004.
     Our debt obligations with variable interest rates expose our company to market risks from changes in the London interbank offered rate, or LIBOR. We do not have in place hedging arrangements with respect to variations in LIBOR because we do not believe them to be cost effective for our company.
     As a result of our defaults on our unsecured debt, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service and Fitch Inc. ceased rating our company and our debt instruments. In June 2007, Standard & Poor’s resumed rating our company on a global basis and assigned an initial rating of “B+” to our company.
     On February 27, 2006, we announced a debt reduction program to be undertaken during 2006. During 2006, we prepaid US$76 million of our outstanding debt and made amortization and payments at maturity of an additional US$24 million. The following are the most significant pre-payments made under this debt reduction program:
•	we prepaid US$56 million to Bancomext under certain outstanding loan agreements;

•	we prepaid US$10 million to Bank of Albuquerque, representing the full amount outstanding under our loan agreement with Bank of Albuquerque;

•	we prepaid US$5 million to GE Capital Leasing under our capital leases, representing the full amount outstanding under these leases; and

•	we prepaid US$5 million to GE Capital Corporation under an outstanding capital lease.
     We financed these prepayments through the issuance and sale of capital stock of Pipsamex to our majority stockholders, the proceeds from the divestiture of some minor non-strategic assets and operating cash flow.
Effects of Fluctuations in Exchange Rates between the Peso and the Dollar
     Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the peso against the dollar because:
•	a substantial portion of our net sales are denominated in dollars or dollar-linked;

•	we have significant amounts of dollar-denominated liabilities that require us to make principal and interest payments in dollars;

•	the operations of our subsidiary, Durango McKinley Paper Company, are conducted in the United States;

•	our costs for some of our raw materials, principally imports of OCC and OPP to Mexico and certain chemicals required in our production processes, are incurred in dollars or are dollar-linked; and

•	we are permitted to deduct our foreign exchange losses in calculating our taxable income and, conversely, are required to treat foreign exchange gains as taxable income.
     Approximately 26% of our sales were made in dollars during 2006 with the balance primarily dollar-linked. Historically, costs of production in Mexico have been incurred in pesos, although substantially all of the costs and expenses of Durango McKinley Paper Company are incurred in dollars. During 2006, approximately 17% of our consolidated cost of goods sold was incurred in dollars or was dollar-linked. The primary dollar costs of our Mexican operations are incurred for imports of OCC and ONP. Fluctuations in the peso affect the cost of imported OCC and ONP and other dollar-linked or imported raw materials. The peso appreciated by 0.8% against the dollar in 2004, appreciated by 4.6% in 2005 and depreciated by 1.7% in 2006.
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
     At December 31, 2006, substantially all of our indebtedness was denominated in dollars. As a result, when the peso depreciates against the dollar:
•	the interest costs on our dollar-denominated indebtedness in pesos increases, which negatively affects our results of operations;

•	the amount of our dollar-denominated indebtedness in pesos increases, and our total liabilities in pesos increase; and

•	our financial expenses increase as a result of foreign exchange losses that we must record.
     For example, the 7.6% devaluation of the peso in 2003 substantially increased our financial expenses and were substantial factors in our net losses for 2003.
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
     A component of our net comprehensive financing cost includes our gain or loss from monetary position, which refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain from monetary position results from holding net monetary liabilities during periods of inflation as the purchasing power represented by nominal peso liabilities declines over time. Accordingly, since our monetary liabilities, including debt and other payables, exceeded our monetary assets, including cash, cash equivalents and accounts receivable, in 2004, 2005 and 2006 we recorded a gain from monetary position for those periods.
     The table below shows Mexican inflation according to the NCPI and our gain on monetary position for the periods indicated:

	Year Ended December 31,
	2006		2005		2004
	(in millions of constant pesos in purchasing power as of December 31,
	2006, except percentages)
Inflation		4.1%		3.3%		5.2%
Gain from monetary position	Ps	252.0	Ps	206.7	Ps	488.3
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
     We continued to negotiate with our creditors, and on August 13, 2004, we reached an agreement in principle with creditors collectively holding approximately 68% of our unsecured debt regarding the terms of a proposed plan of reorganization and a proposed plan support agreement. On November 17, 2004, the Mexican court certified the list of recognized claims in our commercial reorganization proceeding. On December 23, 2004, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists in our commercial reorganization proceeding submitted our plan of reorganization to the holders of recognized claims that were party to our plan support agreement. The plan of reorganization provided that, in exchange for their debt, our unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of our unsecured debt. In addition to the new debt, the plan of reorganization provided that our unsecured financial creditors would receive a number of our Series B Shares representing an aggregate of approximately 17% of our capital stock on a fully diluted basis. The plan was executed by our company and the holders of a majority of the recognized claims on December 23, 2004.
     The conciliator submitted our executed plan of reorganization to the Mexican court on January 11, 2005, and it was approved by the Mexican court on February 7, 2005. On February 23, 2005, our plan of reorganization was consummated. As a result:
•	Bank creditors of our company with claims against our company in the amount of US$136.3 million (Ps 1,473.6 million) received 2,392,957 of our Series B Shares, representing 2.16% of our issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of US$116.1 million (Ps 1,255.2 million) were issued to the holders of these claims.

•	Unsecured creditors of our company with claims against our company in the amount of US$510.3 million (Ps 5,517.2 million) related to our outstanding unsecured notes received 16,412,961 of our Series B Shares, representing 14.84% of our issued and outstanding capital stock, and an aggregate principal amount of US$433.8 million (Ps 4,690.1 million) of our Series B notes with respect to these claims.
Effect of Taxes on Our Income
     In accordance with Mexican tax law, we are subject to federal income tax, tax on assets and employee statutory profit sharing.
Income Taxes and Employee Statutory Profit Sharing
     The income tax rate was 33% in 2004, 30% in 2005 and 29% in 2006. Mexican income taxes take into consideration the taxable and deductible effects of inflation. As a result of an amendment to the Income Tax Law that became effective on November 13, 2004, the income tax rate will be 28% in 2007. This reduction in the income tax rate resulted in a decrease in the value of our deferred income tax liability of Ps 18.0 million in 2005 and Ps 14.1 million in 2006, which increases were charged to income tax benefit (expenses) in our statement of operations.
     Like other Mexican companies, we are required by law to pay our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments). Prior to 2002, the payment of employee statutory profit sharing was deductible in certain instances. This deduction was completely eliminated in 2002, but was reinstated in 2006. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability.
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
Tax Loss Carryforwards and Recoverable Asset Taxes
     Tax loss carryforwards and recoverable asset taxes for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized may be recovered subject to certain conditions. Due to a deterioration in the circumstances used to assess the realization of the benefit of tax loss carryforwards and recovery of tax on assets paid, the valuation allowance for benefit of tax loss carryforwards and recoverable tax on assets was increased by Ps 253.7 million in 2006 and Ps 190.6 million in 2005 and charged to results of operations.
     Restated amounts as of December 31, 2006 and expiration dates are:

	Tax Loss		Recoverable
Year of expiration	Carryforwards		Asset Taxes
	(millions of constant pesos)
2007	Ps	13.6	Ps	29.5
2008		117.2		28.6
2009		131.7		22.4
2010		66.2		27.0
2011		58.5		25.1
2012		374.8		66.7
2013		959.6		62.6
2014		367.7		6.7
2015		1,060.7		1.1
2016		256.0		1.2

Total	Ps	3,405.8	Ps	270.9

Recent Developments
     On June 21, 2007, we commenced a cash tender offer for any and all of our outstanding Series B notes. The tender offer will expire on July 19, 2007, unless we extend it. In connection with the consummation of our repurchase of the tendered Series B notes, we intend to redeem all of the Series B notes not purchased in the tender offer and prepay all amounts due under the Restructured Credit Agreement. We intend to finance these transactions through the issuance of new debt securities.
     Concurrently with the Tender Offer, we are soliciting consents from each registered holder of the Series B notes to proposed amendments to the indenture under which the Series B notes were issued and the Common Agreement eliminating most of the covenants in the indenture and the Common Agreement governing our actions, other than the covenants to pay principal of and interest on the Series B notes when due, and the related events of default.

Results of Operations
     The following discussion of our results of operations is based on our audited consolidated financial statements prepared in accordance with Mexican FRS. The discussion of the results of our business segments is based upon financial information reported for each of the three segments of our business, as detailed in note 21 to our audited consolidated financial statements.
     In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, except as the context otherwise indicates.
     The following table sets forth consolidated financial information, and the percentage of net sales represented by each line item, for each of the three years ended December 31, 2006.

	Year Ended December 31,
	2006			2005			2004
	(in millions of constant pesos in purchasing power as of December 31,
	2006, except percentages)
Net sales	Ps	9,698.2	100.0%	Ps	8,475.9	100.0%	Ps	8,368.4	100.0%
Cost of sales		8,142.8	84.0		7,386.2	87.1		7,171.7	85.7

Gross profit		1,555.3	16.0		1,089.6	12.9		1,196.7	14.3
Selling, general and administrative expenses		721.9	7.4		705.4	8.3		722.5	8.6

Operating income		833.4	8.6		384.3	4.5		474.2	5.7
Other income (expense), net		65.5	0.7		5.5	0.1		(434.8)	(5.2)
Net comprehensive financing cost:
Interest expense		(591.8)	(6.1)		(616.5)	(7.3)		(1,205.3)	(14.4)
Interest income		31.2	0.3		44.3	0.5		43.2	0.5
Foreign exchange gain (loss)		(87.2)	(0.9)		348.2	4.1		65.1	0.8
Monetary position gain		252.0	2.6		206.7	2.4		488.3	5.8

		(395.8)	(4.1)		(17.3)	(0.2)		(608.7)	(7.3)

Loss from continuing operations before income taxes and employee statutory profit sharing		503.1	5.2		372.4	4.4		(569.3)	(6.8)
Income tax benefit		(532.9)	(5.5)		(316.3)	(3.7)		523.1	6.3
Employee statutory profit sharing expense		(3.5)	(0.0)		(0.8)	0.0		—	0.0

Loss before equity in income of associated companies		(33.3)	(0.3)		55.4	0.7		(46.2)	(0.6)
Equity in income of associated companies		3.0	0.0		2.0	0.0		2.8	0.0

Loss from continuing operations		(30.3)	(0.3)		57.3	0.7		(43.4)	(0.5)
Discontinued operations		—	—		113.2	1.3		109.8	1.3

Consolidated net income (loss)	Ps	(30.3)	(0.3)	Ps	170.5	2.0	Ps	66.5	0.8

     The following table sets forth consolidated financial information for our business segments for each of the three years ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(in millions of constant pesos in purchasing power as of
	December 31, 2006, except percentages)
Paper:
Sales to third parties	Ps	4,529.7	Ps	3,633.2	Ps	3,700.7
Percentage of consolidated net sales		46.7%		42.9%		44.2%
Intersegment sales		4,335.7		4,363.5		4,194.7
Total sales		8,865.3		7,996.7		7,895.4
Operating income (loss)		510.2		127.5		57.9
Operating margin (%)		11.3%		3.5%		1.6%
Depreciation and amortization		276.3		287.9		305.0
Packaging:
Sales to third parties	Ps	5,050.6	Ps	4,738.2	Ps	4,552.6
Percentage of consolidated net sales		52.1%		55.9%		54.4%
Intersegment sales		429.4		430.1		318.4
Total sales		5,480.0		5,168.3		4,871.0
Operating income		329.7		246.2		415.1
Operating margin (%)		6.5%		5.2%		9.1%
Depreciation and amortization		121.4		138.8		143.0
Other:
Sales to third parties	Ps	117.9	Ps	104.5	Ps	115.0
Percentage of consolidated net sales		1.2%		1.2%		1.4%
Intersegment sales		181.5		94.0		0.1
Total sales		299.4		198.5		115.1
Operating income (loss)		(6.4)		10.5		1.3
Operating margin (%)		(5.5)%		10.0%		1.1%
Depreciation and amortization		12.7		12.1		8.1
Year Ended December 31, 2006 Compared with Year Ended December 31, 2005
Net Sales
     Net sales increased by 14.4% in 2006, primarily due to (1) the 24.7% increase of net sales to third parties of our paper segment, and (2) the 6.6% increase of net sales to third parties of our packaging segment.
     Net sales to third parties of our paper segment increased by 24.7% in 2006, due to:
•	a 37.4% increase in net sales to third parties of containerboard, principally due to a 27.3% increase in our sales volume of containerboard and an 8.0% increase in our average sales price for containerboard to Ps 4,533 per short ton in 2006 from Ps 4,198 per short ton in 2005;

•	a 15.8% increase in net sales to third parties of uncoated free sheet, principally due to a 15.1% increase in our sales volume of uncoated free sheet and a 0.7% increase in our average sales price for uncoated free sheet to Ps 9,231 per short ton in 2006 from Ps 9,171 per short ton in 2005; and

•	a 16.9% increase in net sales to third parties of newsprint, principally due to a 14.4% increase in our sales volume of newsprint, and a 2.2% increase in our average sales price for newsprint to Ps 7,000 per short ton in 2006 from Ps 6,847 per short ton in 2005.
     Net sales to third parties of our packaging segment increased by 6.6% in 2006, primarily as a result of a 7.4% increase in net sales to third parties of corrugated containers, principally due to a 5.6% increase in our sales volume of corrugated containers, and a 1.7% increase in our average sales price for corrugated containers to Ps 6,611 per short ton in 2006 from Ps 6,499 per short ton in 2005.

     Net sales to third parties of our other segment increased by 12.8% in 2006, primarily due to 10.5% increase in our sales volume of plywood, and a 2.1% increase in our average sales price for plywood to Ps 10,964 per short ton in 2006 from Ps 10,741 per short ton in 2005.
Cost of Sales
     Cost of sales increased by 10.2% in 2006, primarily due to increased sales volumes of paper products. The principal components of our cost of sales are (1) fiber, consisting of OCC, ONP and virgin fiber, (2) energy, including electricity purchased from others and natural gas and fuel oil that we use to produce steam, and (3) labor. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 30% of our cost of goods sold in 2006, declined by 10% in nominal dollar terms to US$152 per short ton in 2006 from US$169 per short ton in 2005. Our energy cost, which represented approximately 17% of our cost of production in 2006, increased by 5%, primarily as a result of increased production volumes. On a unit cost basis, energy cost declined by 7% in 2006. Our labor cost, which represented approximately 10% of our cost of production in 2006, increased by 2.1%, primarily as a result of an increase in the number of our employees at the higher end of our wage scale. On a unit cost basis, labor costs decreased by 10% in 2006.
Gross Profit and Gross Margin
     Gross profit increased by 42.7% in 2006, primarily as a result of the increase in net sales of our paper and packaging segments and the improvement in our gross margin. Gross margin increased to 16.0% in 2006 compared to 12.9% in 2005.
Selling, General and Administrative Expenses
     Our selling general and administrative expenses consist primarily of wages and remuneration for our administrative, marketing and sales personnel, sales commissions, extetnal legal and accounting services, and travel expenses. Selling, general and administrative expenses increased by 2.3% in 2006, while selling, general and administrative expenses as a percentage of our net sales decreased to 7.4% in 2006 compared to 8.3% in 2005, primarily as a result of our greater control of our selling, general and administrative expenses, which increased at a much lower pace than our net sales.
Operating Income
     Operating income increased to Ps 883.4 million in 2006 from Ps 384.3 million in 2005, primarily as a result of the increase in our gross profit. Operating margin increased to 8.6% in 2006 compared to 4.5% in 2005.
     Operating income in our paper segment increased to Ps 510.2 million in 2006 from Ps 127.5 million in 2005, primarily as a result of the increase in net sales of this segment and the improvement in this segment’s operating margin. Operating margin of this segment increased to 11.3% in 2006 compared to 3.5% in 2005, principally due to price increases for newsprint and uncoated free sheet and decreases in the principal unit costs of these products.
     Operating income in our packaging segment increased by 33.9% to Ps 329.7 million in 2006 from Ps 246.2 million in 2005, primarily as a result of the increase in net sales of this segment and the improvement in this segment’s operating margin. Operating margin of this segment increased to 6.5% in 2006 compared to 5.2% in 2005, principally due to price increases for corrugated containers that exceeded the increases in the unit costs of these products.
     Operating loss in our other segment was Ps 6.4 million in 2006 compared to operating income of Ps 10.5 million in 2005, primarily as a result of the negative margins generated by this segment. Operating margin of this segment declined to (5.5)% in 2006 compared to 10.0% in 2005, primarily as a result of the higher cost of sales of our other products.

Other Income, Net
     Other income, net was Ps 65.5 million in 2006 compared to other income, net of Ps 5.5 million in 2005. In 2006, other income, net arose primarily as a result of a Ps 68.6 million insurance recovery related to a casualty loss at our Puente de Vigas Plant and a Ps 25.9 million gain recorded as a result of the revaluation of long-lived assets in use at five of our mills and plants. The effect of these gains was partially offset by a Ps 27.4 million restructuring expense recorded in 2006 in connection with our financial restructuring, and a Ps 16.2 million loss on the sale of property, plant and equipment, principally our sale of a business jet.
     In 2005, other income, net arose primarily as a result of a Ps 118.4 million gain recorded as a result of the revaluation of long-lived assets in use at five of our mills and plants. The effect of this gain was partially offset by a Ps 68.4 million restructuring expense recorded in 2005 in connection with our financial restructuring.
Net Comprehensive Financing Cost
     Net comprehensive financing cost increased to Ps 395.8 million in 2006 from Ps 17.3 million in 2005, primarily due to a foreign exchange loss of Ps 87.2 million in 2006 compared to a foreign exchange gain of Ps 348.2 million in 2005 as a result of a 1.7% depreciation of the peso in 2006 compared to a 4.6% appreciation of the peso in 2005. The effects of this loss were partially offset by (1) a 21.9% increase in monetary position gain in 2006, principally due to the increase of Mexican inflation to 4.1% in 2006 compared to 3.3% in 2005, and (2) a 4.0% decrease in interest expense in 2006, principally as a result of the reduction of the aggregate outstanding principal amount of our debt.
Income Tax and Employee Statutory Profit Sharing Benefit (Expenses)
     Income tax and employee statutory profit sharing expense increased by 69.2% in 2006, principally due to a 62.6% increase in deferred taxes as a result of an increase in the valuation allowance on tax loss carryforwards and recoverable tax assets. Our effective tax rate increased to 105.9% in 2006 compared to 84.9% in 2005.
Income from Discontinued Operations
     We had no discontinued operations in 2006. In 2005, our discontinued operations were the operations of our Chihuahua particleboard mill, which we sold on July 15, 2005. Income from discontinued operations was Ps 113.2 million in 2005, which consisted of:
•	income of Ps 61.8 million generated by our discontinued operations;

•	a Ps 67.9 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations; and

•	a Ps 16.7 million loss recorded on the sale of our Chihuahua particleboard plant.
Consolidated Net Income (Loss)
     Reflecting the above factors, net loss was Ps 30.3 million in 2006 compared to net income of Ps 170.5 million in 2005. Net income (loss) as a percentage of net sales was (0.3)% in 2006 compared to 2.0% in 2005.
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
     Net sales to third parties of our packaging segment increased by 4.1% in 2005, primarily as a result of:

•	a 3.1% increase in net sales to third parties of corrugated containers, principally due to a 5.2% increase in our sales volume of corrugated containers, the effects of which were partially offset by a 2.0% decline in our average sales price for corrugated containers to Ps 6,499 per short ton in 2005 from Ps 6,630 per short ton in 2004; and

•	a 12.0% increase in net sales to third parties of multi-wall sacks, principally due to a 5.4% increase in our sales volume of multi-wall sacks and a 6.2% increase in our average sales price for multi-wall sacks to Ps 9,627 per short ton in 2005 from Ps 9,064 per short ton in 2004.
     Net sales to third parties of our paper segment decreased by 1.8% in 2005, due to:
•	a 12.4% decrease in net sales to third parties of containerboard, principally due to a 12.7% decrease in our average sales price for containerboard to Ps 4,198 per short ton in 2005 from Ps 4,807 in 2004, the effects of which were partially offset by a 0.4% increase in our sales volume of containerboard; and

•	to a lesser extent, a 2.0% decrease in net sales to third parties of newsprint, principally due to a 9.9% decrease in our sales volume of newsprint, the effects of which were partially offset by an 8.9% increase in our average sales price for newsprint to Ps 6,847 per short ton in 2005 from Ps 6,289 per short ton in 2004.
     The effects of these decreases was partially offset by a 14.6% increase in net sales to third parties of uncoated free sheet, principally due to a 4.3% increase in our average sales price for uncoated free sheet to Ps 9,171 per short ton in 2005 from Ps 8,794 per short ton in 2004, and a 9.8% increase in our sales volume of uncoated free sheet.
     Net sales to third parties of our other segment decreased by 9.2% in 2005, primarily due to a 16.9% decrease in our sales volume of our other products. The effects of this decrease were partially offset by a 9.3% increase in our average sales price for our other products.
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
Selling, General and Administrative Expenses
     Selling, general and administrative expenses decreased by 2.4% in 2005, and selling, general and administrative expenses as a percentage of our net sales decreased to 8.3% in 2005 compared to 8.6% in 2004, primarily as a result of our greater control of our selling, general and administrative expenses, which decreased despite our increased net sales.
Operating Income
     Operating income decreased by 19.0% in 2005, primarily as a result of the 8.9% decrease in our gross profit that principally resulted from our increased cost of sales. Operating margin declined to 4.5% in 2005 compared to 5.7% in 2004.

     Operating income in our paper segment increased to Ps 127.5 million in 2005 from Ps 57.9 million in 2004. Operating margin of this segment increased to 3.5% in 2005 compared to 1.6% in 2004, principally due to price increases for newsprint and uncoated free sheet that exceeded the increases in the unit costs of these products.
     Operating income in our packaging segment decreased by 40.7%, primarily as a result of the decline in the average prices of our packaging products in 2005. Operating margin of this segment declined to 5.2% in 2005 compared to 9.1% in 2004, principally due to the decline in the average price of corrugated cartons.
     Operating income in our other segment was Ps 10.5 million in 2005 compared to Ps 1.3 million in 2004, primarily as a result of higher average prices for our other products. Operating margin of this segment increased to 10.0% in 2005 compared to 1.1% in 2004.
Other Income (Expense), Net
     Other income, net was Ps 5.5 million in 2005 compared to other expense, net of Ps 434.8 million in 2004. In 2005, other income, net arose primarily as a result of a Ps 118.4 million gain recorded as a result of the revaluation of long-lived assets in use at five of our mills and plants. The effect of this gain was partially offset by a Ps 68.4 million restructuring expense recorded in 2005 in connection with our financial restructuring.
     In 2004, other expenses — net arose primarily as a result of:
•	a Ps 498.6 million expense recorded as a result of the impairment of long-lived assets in use at five of our mills and plants;

•	a Ps 347.0 million expense recorded as a result of the write-off of the debt issuance expenses relating to our outstanding unsecured notes in connection with our financial restructuring; and

•	a Ps 155.5 million restructuring expense recorded in 2004 in connection with our financial restructuring.
These expenses were partially offset by other income of Ps 667.4 million we recorded as a result of our purchase of notes issued by our company in the aggregate principal amount of US$48.1 million (Ps 577.7 million) for US$7.5 million (Ps 92.7 million).
Net Comprehensive Financing Cost
     Net comprehensive financing cost decreased by 97.2% in 2005, primarily due to (1) a 48.8% decrease in interest expense in 2005, principally as a result of the restructuring of a portion of our outstanding debt in February 2005, which reduced the aggregate outstanding principal amount of our debt and the average applicable interest rate, and (2) an increase in foreign exchange gain to Ps 348.2 million in 2005 compared to Ps 65.1 million in 2004 as a result of a 4.6% appreciation of the peso in 2005 compared to the 0.8% appreciation of the peso in 2004. These effects were partially offset by a 57.7% decrease in monetary position gain in 2005, principally due to the reduction of Mexican inflation to 3.3% in 2005 compared to 5.2% in 2004, and the reduction of the aggregate outstanding principal amount of our debt.
Income Tax and Employee Statutory Profit Sharing Benefit (Expenses)
     Income tax and employee statutory profit sharing expense was Ps 317.1 million in 2005 as compared to a benefit of Ps 523.1 million in 2004, principally due to tax benefits accrued in 2004 as a result of the impairment of certain of our long-lived assets. Our effective tax rate decreased to 84.9% in 2005 compared to 94.4% in 2004.
Income (Loss) from Discontinued Operations
     Income from discontinued operations increased by 3.1% in 2005. In 2004 and 2005, our discontinued operations were the operations of our Chihuahua particleboard mill, which we sold on July 15, 2005.

     In 2005, income from discontinued operations was composed of:
•	income of Ps 61.8 million generated by our discontinued operations;

•	a Ps 67.9 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations; and

•	a Ps 16.4 million loss recorded on the sale of our Chihuahua particleboard plant.
     In 2004, income from discontinued operations was composed of:
•	income of Ps 73.2 million generated by our discontinued operations; and

•	a Ps 36.6 million income tax and employee statutory profit sharing benefit recorded with respect to our discontinued operations.
Consolidated Net Income
     Reflecting the above factors, net income increased to Ps 170.5 million in 2005 from Ps 66.5 million in 2004. Net income as a percentage of net sales increased to 2.0% in 2005 compared to 0.8% in 2004.
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
     At December 31, 2006 and December 31, 2005, we had cash and cash equivalents of Ps 466.6 million and Ps 729.0 million, respectively. At December 31, 2006 and December 31, 2005, we had working capital of Ps 1,807.2 million and Ps 2,100.1 million, respectively.
     We believe that cash generated by our operating activities and other sources of liquidity will be adequate to meet our debt service requirements, capital expenditures and working capital needs for the next 12 months. Our future operating performance and our ability to service our debt are subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.
Changes in Financial Position
Net Resources Provided by (Used in) Operating Activities
     Operating activities provided net resources of Ps 888.4 million in 2006, Ps 150.8 million in 2005 and Ps 859.6 million in 2004.

     The significant factors that led to the provision of net resources by operating activities in 2006 were items not requiring or providing resources, principally:
•	depreciation and amortization of Ps 410.5 million;

•	provision for deferred income tax of Ps 408.1 million; and

•	a Ps 113.6 million decrease in inventories, primarily as a result of improved management of our inventory.
The effects of these items were partially offset by a Ps 108.6 million increase in our trade accounts receivable, net, primarily as a result of an increase in net sales, and our Ps 30.3 million net loss.
     The significant factors that led to the provision of net resources by operating activities in 2005 were our consolidated net income from continuing operations of Ps 57.3 million, net of items not requiring or providing resources, principally:
•	depreciation and amortization of Ps 438.8 million;

•	income from deferred income tax of Ps 250.9 million, primarily as a result of the revaluation of long-lived assets in use at five of our mills and plants; and

•	a Ps 118.4 million gain as a result of the revaluation of long-lived assets in use at five of our mills and plants.
These effects were supplemented by a Ps 95.9 million decrease in other current assets, and a Ps 94.1 million increase in trade accounts payable. The effects of these items were partially offset by:
•	a Ps 296.0 million loss from discontinued operations, net of items that did not require resources;

•	a Ps 141.1 million decrease in accrued expenses and taxes, other than income taxes;

•	a Ps 104.3 million decrease in other liabilities, net; and

•	a Ps 93.6 million increase in inventories.
     The significant factors that led to the provision of net resources by operating activities in 2004 were our consolidated loss from continuing operations of Ps 43.4 million, net of items not requiring or providing resources, principally:
•	impairment of long-lived assets of Ps 498.6 million related to five of our mills and plants;

•	depreciation and amortization of Ps 456.1 million;

•	amortization of debt-issuance cost of Ps 351.9 million related to our outstanding unsecured notes as a result of our financial restructuring; and

•	deferred income tax expense of Ps 552.8 million, primarily as a result of the impairment of our long-lived assets.
These effects were supplemented by a Ps 141.1 million decrease in trade accounts receivables, net, primarily as a result of greater efficiency in our collection process, net income of discontinued operations, net of items not requiring the use of resources, of Ps 109.8 million, and a Ps 76.2 million decrease in inventories. The effects of these items were partially offset by a Ps 231.8 million decrease in trade accounts payable.

Net Resources Used in Financing Activities
     Financing activities used net resources of Ps 884.7 million in 2006, Ps 573.4 million in 2005 and Ps 651.1 million in 2004. In 2006, net resources used in financing activities on a consolidated basis primarily consisted of payments of long-term debt in the aggregate amount of Ps 1,081.5 million. The effects of these payments were partially offset by our receipt of an aggregate Ps 317.0 million as proceeds of the sale of 2,177,042,255 shares of series B capital stock of Pipsamex, representing 13.3% of Pipsamex’s outstanding capital stock.
     In 2005, net resources used in financing activities on a consolidated basis primarily consisted of (1) a Ps 4,150.6 million decrease in short-term and long-term debt, partially offset by (2) a Ps 302.5 million increase in capital stock and a Ps 3,094.2 million increase in additional paid-in capital, reflecting the effects of our issuance of Series B Shares in connection with our financial restructuring. These effects were supplemented by payments of long-term debt of Ps 177.5 million, primarily payments on our capital leases and secured debt.
     In 2004, net resources used in financing activities on a consolidated basis primarily consisted of payments of Ps 831.3 million of long-term debt, primarily payments on our capital leases and secured debt. The effects of these payments were partially offset by the incurrence of Ps 105.2 million of short-term and long-term debt, primarily as a result of the effects of the application of inflation accounting.
Net Resources Generated by (Used in) Investing Activities
     Investing activities used net resources of Ps 266.1 million in 2006, generated net resources of Ps 256.8 million in 2005 and used net resources of Ps 40.1 million in 2004.
     In 2006, net resources used by investing activities on a consolidated basis primarily consisted of (1) Ps 227.0 million of acquisitions of machinery and equipment consisting of land and buildings for the Tizayuca mill and machinery for our packaging division, and (2) Ps 39.1 million of investments in other assets.
     In 2005, net resources generated by investing activities on a consolidated basis primarily consisted of (1) Ps 347.9 million received as proceeds from the sale of our Chihuahua particleboard plant, and (2) Ps 29.3 million received as proceeds from the sale of property, plant and equipment. The effects of these transactions were partially offset by (1) Ps 64.3 million of acquisitions of machinery and equipment, and (2) Ps 56.2 million of investment in subsidiaries.
     In 2004, net resources used in investing activities on a consolidated basis primarily consisted of our acquisition of machinery and equipment for Ps 181.9 million. The effects of these transactions were partially offset by the termination of restrictions placed on Ps 178.1 million of the proceeds of the sales of our subsidiary Productora Nacional de Papel, S. A. de C. V., or Pronal, and Pipsamex’s Mexico City warehouse as a result of the prepayment of a portion of our indebtedness to Bancomext in connection with the restructuring of our debt to Bancomext on September 30, 2004.
Indebtedness
     At December 31, 2006, our total outstanding indebtedness on a consolidated basis was Ps 5,793.9 million, consisting of Ps 169.5 million of short-term indebtedness, including current portion of long-term indebtedness (or 2.9% of our total indebtedness), and Ps 5,624.5 million of long-term indebtedness (or 97.1% of our total indebtedness). All of our indebtedness at December 31, 2006 was denominated in foreign currencies. The weighted average interest rate on our indebtedness was 8.9% at December 31, 2006, 7.6% at December 31, 2005 and 7.3% at December 31, 2004 (without giving effect to our financial restructuring).
Short-Term Indebtedness
     At December 31, 2006, we had no outstanding short-term indebtedness, other than the current portion of our long-term indebtedness.

Long-Term Indebtedness
     The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at December 31, 2006.

Outstanding
Principal Amount at
Instrument	December 31, 2006	Final Maturity
Series B notes	US$426.8 million	December 2012
Restructured Credit Agreement	US$95.0 million	December 2012
Bancomext Loan	US$7.8 million	September 2014
Commerzbank Loan	€5.0 million	January 2010
GE Capital Leasing Leases	US$0.4 million	October 2013
     Our obligations under the Restructured Credit Agreement and the Series B notes are guaranteed by the following subsidiaries:
•	Titán;

•	Ponderosa;

•	Durango International, Inc.;

•	Porteadores de Durango, S. A. de C. V.;

•	Reciclajes Centauro, S. A. de C. V.;

•	Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V.;

•	Administración Corporativa de Durango, S. A. de C. V.;

•	Líneas Aéreas Ejecutivas de Durango, S.A. de C.V.;

•	Inmobiliaria Industrial Tizayuca, S.A. de C.V.;

•	Servicios Industriales Tizayuca, S.A. de C.V. ;

•	Atenmex, S.A. de C.V.;

•	Atensa, S.A. de C.V.;

•	Ectsa Industrial, S.A. de C.V.;

•	Eyemsa Industrial, S.A. de C.V.;

•	Cartonpack Industrial, S.A. de C.V.;

•	Administradora Industrial Durango, S.A. de C.V.; and

•	Administración Industrial Centauro, S.A. de C.V.
     In addition, our obligations under the Restructured Credit Agreement and the Series B notes are secured by:
•	the shares of Pipsamex and Durango McKinley Paper Company owned by our company;

•	the real property of Administración Corporativa de Durango, S. A. de C. V. and Ponderosa;

•	the real property of Titán that was owned by Titán, Eyemex, Cartonpack, Industrias Centauro, S.A. de C.V., and Compañía Papelera de Atenquique, S.A. de C.V. prior to the mergers of Eyemex, Cartonpack, Industrias Centauro, S.A. de C.V., and Compañía Papelera de Atenquique, S.A. de C.V. with and into Titán; and

•	certain assets of Titán that were owned by Titán, Eyemex and Cartonpack prior to the merger of Eyemex and Cartonpack with and into Titán.
Series B Notes
     On February 23, 2005, we issued an aggregate principal amount of US$433.8 million (Ps 4,690.1 million) of our Series B notes in connection with our restructuring. The Series B notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012. As of December 31, 2006, the aggregate principal amount of our outstanding Series B notes was US$426.8 million (Ps 4,614.5 million).

Restructured Credit Agreement
     On February 23, 2005, we entered into the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of US$116.1 million (Ps 1,255.2 million) were issued in connection with our restructuring. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears, and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012. As of December 31, 2006, the aggregate principal amount outstanding under the Restructured Credit Agreement was US$95.0 million (Ps 1,027.1 million).
Other Secured Bank Debt
     Bancomext Loan. Our subsidiary, Pipsamex, borrowed an aggregate principal amount of US$80.0 million (Ps 864.9 million) from Bancomext under a loan agreement. In 2004, we defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, we applied US$28.0 million of the proceeds of our sale of our subsidiary, Pronal, and Pipsamex’s warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan is secured by a first priority security interest in substantially all of the assets of Pipsamex and is guaranteed by CODUSA. As part of our debt reduction program, we voluntarily prepaid US$56.3 million under this loan agreement during 2006. As of December 31, 2006, the aggregate principal amount outstanding under this loan agreement was US$7.8 million (Ps 84.1 million).
     Commerzbank Loan. Our subsidiary, Ponderosa, borrowed an aggregate principal amount of €10.7 million (Ps 173.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H., or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2006, the aggregate principal amount outstanding under this loan was €5.0 million (Ps 63.5 million).
GE Capital Leasing Leases
     Our subsidiary, Titán, has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of US$10.0 million (Ps 108.1 million) which were payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bore interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. On March 31, 2006, we entered into an addendum to these financial lease agreements under which the interest rate on the promissory notes was fixed at 8.17% per annum and the remaining amounts due under the promissory notes as of that date are payable in 30 quarterly installments with the final payments due in October 2013. As of December 31, 2006, the aggregate principal amount outstanding under these promissory notes was US$0.4 million (Ps 4.8 million).
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
     The Common Agreement also requires prepayments of the indebtedness from the proceeds from certain asset sales, insurance, and incurrence of certain indebtedness. Our failure to comply with the restrictions contained in the Common Agreement constitutes an event of default, which could result in an acceleration of such indebtedness.
     We must maintain minimum debt service, minimum net worth and maximum leverage ratios under the Restructured Credit Agreement. Our failure to comply with these restrictions constitutes an event of default, which could result in an acceleration of such indebtedness.
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
Contractual Commitments and Capital Expenditures
Contractual Commitments
     The following table summarizes significant contractual obligations and commitments at December 31, 2006 that have an impact on our liquidity:

	Payments Due by Period
			One to				More
	Less than		Three		Three to		than Five
	One Year		Years		Five Years		Years		Total
	(millions of constant pesos in purchasing power
	as of December 31, 2006)
Indebtedness	Ps	168.8	Ps	421.7	Ps	423.4	Ps	4,775.3	Ps	5,789.1
Interest on indebtedness (1)		539.5		941.7		763.3		299.5		2,544.0
Capital leases		0.7		1.4		1.4		1.4		4.8
Operating leases (2)		108.3		226.2		267.9		252.2		854.6
Notes payable		54.9		73.4		42.3		26.1		196.7

Total contractual obligations	Ps	872.2	Ps	1,664.4	Ps	1,498.3	Ps	5,354.5	Ps	9,389.4

(1)	Consists of estimated future payments of interest on our indebtedness, calculated based on interest rates and foreign exchange rates applicable at December 31, 2006 and assuming that all amortization payments and payments at maturity on our indebtedness will be made on their scheduled payment dates.

(2)	Consists of estimated future minimum lease payments as of December 31, 2006 under noncancelable operating leases of equipment to our subsidiaries.

Capital Expenditures
     Our capital expenditures on property, plant and equipment were Ps 227.0 million in 2006, Ps 140.4 million in 2005, and Ps 222.9 million in 2004. Our principal capital expenditures projects during 2004 through 2006 included:
•	Ps 165.8 million in 2004 for the purchase of printers for the packaging division and machinery and equipment for our paper mills, which increased our annual containerboard capacity by 57,000 short tons;

•	Ps 115.4 million in 2005 for the purchase of printers for the packaging division and machinery and equipment for our paper mills; and

•	Ps 118.3 million in 2006 for the purchase of land and buildings for the Tizayuca mill and Ps 106.6 million in 2006 for the purchase of machinery for our packaging division.
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
     The following table sets forth our capital expenditures for the periods indicated and sets forth our capital expenditures and capital commitments for environmental matters:

	Years Ended December 31,
							2007		2008
	2004		2005		2006		Estimated		Estimated
	(in millions of constant pesos in purchasing power as of
	December 31, 2006)
Capital expenditures (other than environmental)	Ps	208.1	Ps	127.9	Ps	209.8	Ps	208.1	Ps	130.0
Environmental capital expenditures		14.8		12.5		17.2		10.4		14.0

Total	Ps	222.9	Ps	140.4	Ps	227.0	Ps	218.5	Ps	144.0

     Our loan agreements and the Common Agreement governing the Restructured Credit Agreement and the Series B notes contain significant restrictions on our ability to make capital expenditures. We currently are budgeting total capital expenditures of approximately Ps 218.5 million for 2007 and Ps 144.0 million for 2008. Our principal capital expenditures for 2007 consist of efficiency enhancement projects and cost reduction projects.
     We expect to finance our capital expenditure plan with internally generated cash and supplier financing. No assurance can be given that we will be able to meet our capital expenditure budget.
Differences between Mexican FRS and U.S. GAAP
     Our audited consolidated financial statements are prepared in accordance with Mexican FRS. Mexican FRS differs in significant respects from U.S. GAAP. For more information about the differences between Mexican FRS and U.S. GAAP and a reconciliation to U.S. GAAP of our consolidated net income (loss) and total stockholders’ equity as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, see note 23 to our audited consolidated financial statements. It should be noted that our reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information,” since the application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.
New Accounting Pronouncements
     SFAS No. 155, “Accounting for certain hybrid financial instruments-and amendment of FASB Statements Nos. 133 and 140,” was issued on February 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial

Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the impact of adopting SFAS 155 on our financial condition and results of operations.
     SFAS No. 156, “Accounting for servicing of financial assets-an amendment of FASB Statement No. 140,” was issued on March 2006. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. We are currently evaluating the impact of adopting SFAS 156 on our financial condition and results of operations.
     SFAS No. 157 “Fair Value Measurements’’ was issued in September 2006. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157 on our financial condition and results of operations.
     SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’’ an amendment of FASB Statements No. 87, 88, 106, and 132(R) was published by FASB in September 2006. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This Statement amends Statement 87, FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, Statement 106, and FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, and other related accounting literature. Upon initial application of this Statement and subsequently, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost.
     The required date of adoption of the recognition and disclosure provisions of this Statement an employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer’s benefit plans. Retrospective application of this Statement is not permitted. We are currently evaluating the impact of adopting SFAS 158 on our financial condition and results of operations.
     EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” was issued in June 2005. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The Task Force also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvement are purchased. This consensus should be applied to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. We do not anticipate that the adoption of EITF 05-6 will have an impact on our financial condition or results of operations.
     In July, 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of adopting FIN 48.
     In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have any impact on our current financial condition or results of operations.

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
     Our board of directors is our legal representative. Our board of directors must approve, among other matters:
•	our general strategy;

•	with the favorable opinion of the audit and corporate practices committees:
•	any transactions with related parties, subject to certain limited exceptions;

•	the appointment or removal of the general director and establish guidelines for the appointment of executive officers;

•	our financial statements and those of our subsidiaries;

•	unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (1) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (2) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; and

•	contracts with external auditors;
•	calling shareholders’ meetings and acting on their resolutions;

•	the financial statements and the accounting and internal control policies; and

•	policies for disclosure of information.
     Meetings of the board of directors will be validly convened and held if a majority of our members are present. Resolutions at the meetings will be valid if approved by a majority of the members of the board of directors, unless our by-laws require a higher number. The chairman has a tie-breaking vote. Notwithstanding the board’s authority, our shareholders pursuant to decisions validly taken at a shareholders’ meeting at all times may override the board.
     The table below sets forth the members of our board of directors:

Name	Current Title	Since
Miguel Rincón(1)	Chairman of the Board of Directors and Chief Executive Officer	1982
José Antonio Rincón(1)	Vice-Chairman of the Board of Directors and Chief Operating Officer	1982
Mayela Rincón de Velasco(1)	Director, Vice President and Chief Financial Officer	1982
Jesús Rincón(1)	Director	1987
Wilfrido Rincón(1)	Director	1987
Ignacio Rincón(1)	Director	1987

Name	Current Title	Since
Ángel Del Palacio	Director	2001
Alfonso Fernández de Castro	Director	2001
Buenaventura G. Saravia	Director	2001
Roberto Isaac Hernández	Director	2001
Martín Rincón(1)	Director	2003
Juan Francisco Ealy Ortiz	Director	2005
Jose Luis Michel Nava	Director	2005
Javier Pérez Rocha	Director	2005
Rebeca Castaños Castaños	Director	2005

(1)	Miguel Rincón, José A. Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martín Rincón and Mayela Rincón de Velasco are siblings.
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
     Wilfrido Rincón has been a Director of our company since 1987. Since 2004, he has been the general manager of Planning and Development of our company. From 2002 to 2004 he was the Logistics Managing Director for domestic and imported raw materials for our company. From 1998 to 2002, he was the general manager of the Paper Division of Grupo Durango. From 1997 to 1998, he served as general manager of Ponderosa, and from 1994 to 1996 he worked as development manager of our company. He served as president of the Mexican National Chamber of the Forestry Industry (Consejo Consultivo Forestal Nacional) from 1997 to 1999 and is vice-president of the Mexican National Chamber for the Pulp and Paper Industry. He is an active member of the Mexican National Association for Forestry (Asociación Nacional de Forestales).
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
     Martín Rincón has been a Director of our company since 2003. Since 2002, he has been the general manager of Pipsamex. From 1998 to 2002, he was the commercial director of Pipsamex. From 1997 to 1998, he was the finance manager of McKinley Paper Company and was the supply manager of the Grupo Durango division from 1995 to 1997. In 1999, he was the vice-president of the Mexican National Chamber for the Pulp and Paper Industry. He is currently president of the Mexican National Chamber for the Pulp and Paper Industry, a member of the council of directors of the Mexican National Association of Paper Distributors (Asociación Nacional de Distribuidores de Papel) and a member of the Mexican National Book Association (Asociación Nacional del Libro).
     Juan Francisco Ealy Ortiz has been a Director of our company since April 2005. Since 1969, he has been the Chairman, Chief Executive Officer and General Manager of El Universal S.A. de C.V., one of the largest media companies in Mexico. He has a bachelor’s degree in economics from Universidad Nacional Autónoma de México (UNAM).
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
     Javier Pérez Rocha has been a Director of our company since April 2005. He has served as counsel in the Mexico City office of White & Case LLP in 2005 and 2006. Prior to that time, he practiced law as a sole practicioner since 1978. From 1965 through 1978, he was a partner with the Mexican law firm of Santamarina y Steta S.C. He is a member of the board of directors of G. Collado, S.A. de C.V. and Sanluis Corporación, S.A. de C.V. He has a degree in law from Universidad Nacional Autónoma de México (UNAM).
     Rebeca Castaños Castaños has been a Director of our company since April 2005. She has practiced as a certified accountant with Despacho Castaños, S.C. since 1990. From 1998 through 2000, she was controller of Durango Apparel, S.A. de C.V. She has a bachelor’s degree in accounting from Durango State University.
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
     Jesús Romo Carrasco has been the Controller of our company since 1998. He is a professor of accounting and statistics at Durango State University. Since 1978, he has been an active member of the Durango Association of Public Accountants. He has a bachelor’s degree in accounting from Durango State University and an MBA from the Monterrey Institute of Technology (ITESM).
     Gabriel Villegas Salazar has been Secretary of the Board and Legal Counsel of our company since 1987. In 1993, he was appointed General Counsel. He has a degree in law and studied American law at the Iberoamericana University coordinated by the Georgetown University Law Center.
Compensation of Directors and Executive Officers
     Directors receive no compensation in their capacity as directors or as members of any committee of our board of directors and there are no service contracts providing for benefits upon termination of employment of any of our directors. The aggregate amount of compensation paid by us to our executive officers during 2006 was Ps 24.7 million, including employee benefits. In 2007, we expect that the aggregate amount of compensation paid to our executive officers will total approximately Ps 25.9 million, including benefits. Our executive officers participate in benefit programs that provide them with health and life insurance as well as other employee benefits mandated by Mexican law.
     Each subsidiary pays performance-based cash bonuses to its management. The amount of the bonus is determined by a formula that weighs various factors, including the performance of the operating subsidiary measured in terms of earnings, market share and sales volume targets and the individual performance of the manager. The bonus varies for each manager depending on the above factors.
Audit and Corporate Practices Committee
     Our audit and corporate practices committee recommends the external auditors of our company to our board of directors, suggests the terms and conditions of the auditors’ service, supervises the auditors’ work, acts as an intermediary between our board of directors and the auditors, obtains annual confirmation of independence, reviews the auditor’s working plan, communications and audit reports. This committee also recommends to our board of directors guidelines for financial reporting, assists our board of directors in the review of financial information, contributes in the determination of the general outline of the internal controls system and evaluates its effectiveness, supports our board of directors in the evaluation and coordination of the annual internal audit programs, coordinates the internal and external auditing work, and verifies the compliance with such statutes and regulations as are applicable to our company.
     Our audit and corporate practices committee is also responsible for the evaluation and review of any transaction with our shareholders or related parties and may recommend the cancellation or modification of such transactions.
     Our audit and corporate practices committee’s duties also include:
•	providing opinions to our board of directors;

•	when necessary, requesting and obtaining opinions from independent third parties;

•	calling shareholder meetings;

•	assisting the board in the preparation of annual reports and other reporting obligations; and

•	reporting to the board.
     Our audit and corporate practices committee acts and adopts any resolution by majority vote. In case of conflicts of interest, the members with conflicts do not participate in the vote. The committee has such powers specifically granted to it by our bylaws and by the new Mexican Securities Market Law and participates in such studies, advisory work and additional matters submitted to it by our board of directors.
     The members of our audit and corporate practices committee must meet at least four times per year and informs the board of directors of its activities at least twice a year or at any other time that the audit and corporate practices committee deems appropriate or becomes aware of any acts or facts material to our company.
     Our audit and corporate practices committee may not delegate any of its powers to anyone, but may request advice from experts to adequately resolve such matters submitted to it.
     The members of our audit and corporate practices committee are Rebeca Castaños Castaños, Alfonso Fernández De Castro and Buenaventura G. Saravia. Rebeca Castaños Castaños is the president of our audit and corporate practices committee.
Employees
     At December 31, 2006, we had 8,639 employees (8,336 in Mexico and 303 in the United States) and approximately 66.0% our work force was unionized. Our employees in Mexico are represented by 32 unions and our employees in the United States are represented by one union. We have not experienced any work stoppages in our facilities or those of our subsidiaries during the last five years, other than a strike covering approximately 300 employees at our Oaxaca mill that commenced on May 28, 2007. In the annual review of our collective bargaining agreement with the Sindicato de Trabajadores de Fábricas de Papel Tuxtepec, S. A. de C. V., the union presented wage demands that we did not accept. As a result, the members of this union employed at our Oaxaca mill initiated a strike and the operations of this mill were halted. On June 30, 2007, we reached an agreement with this union as a result of which we expect to resume production at our Oaxaca mill on July 3, 2007. We believe that we currently have good relations with our employees at all of our other facilities.

     The table below shows the number of our employees in Mexico and the United States at the end of each of the past three years:

	As of December 31
	2006	2005	2004
Mexico (1)	8,336	7,721	7,301
United States	303	285	282

Total	8,639	8,006	7,583

(1)	Includes 1,776, 1,453 and 1,457 temporary employees as of December 31, 2006, 2005 and 2004, respectively. Includes 192 employees of our discontinued operations as of December 31, 2004.
     We maintain a pension plan for certain employees in Mexico. In addition, in accordance with the Mexican Labor Law, we provide seniority premium benefits to our employees in Mexico under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. Our subsidiaries in the United States have established the defined contribution plans, including a 401(k) retirement savings plan, a health insurance plan, a disability plan, and a life insurance plan.
Share Ownership of Directors and Officers
     The total number of shares owned by members of our board of directors and executive officers as of June 29, 2007 represents 80.4% of our capital stock. See “Item 7. Major Stockholders and Related Party Transactions—Major Stockholders.”
Item 7. Major Stockholders and Related Party Transactions.
Major Stockholders
     We have one class of common stock, represented by the Common Shares. As of June 29, 2007, our issued and outstanding capital stock consisted of 110,641,111 Common Shares. Each Common Share is entitled to one vote at each meeting of our stockholders.
     On February 20, 2006, we created a new sole series of common stock, no par value. On August 11, 2006, we converted each of our outstanding Series A Shares and Series B Shares into one newly issued Common Share. Following this recapitalization:
•	each of our outstanding CPOs represented a financial interest in one Common Share;

•	each of our outstanding ADSs continued to represent two CPOs; and

•	our Common Shares were listed on the Mexican Stock Exchange.
     On April 11, 2007, the Common Shares that had been deposited with NAFIN as the trustee of the CPO Trust were transferred to BBVA Bancomer S.A., as custodian of our ADR program. As a result, each of our outstanding ADSs now represents two Common Shares.
     As of June 29, 2007, there were 769,633 of our ADSs outstanding, each ADS representing two Common Shares. As of June 29, 2007, approximately 1.4% of our outstanding Common Shares were represented by ADSs and were held by approximately 280 beneficial owners.
     The stockholders who are presently part of our management currently own, directly and indirectly, through their ownership in ACM and their beneficial ownership of the Banamex Trust and the Rincón Family Trust, approximately 80.4% of the issued and outstanding Common Shares and have the power to elect the majority of the directors and to control our company. On April 30, 2007, our stockholders voted to elect 15 directors.

     The following table sets forth current information with respect to the beneficial ownership of our common stock as of June 29, 2007 by:
•	each person known by us to beneficially own more than 5%, in the aggregate, of outstanding shares of our common stock; and

•	all of our directors and executive officers as a group.
     Our principal shareholders have the same voting rights with respect to our shares that they own as other holders of our shares of common stock.

	Number of
	shares	%
Rincón Family Trust (1)	57,916,367	52.3
Administradora Corporativa y Mercantil, S.A. de C.V. (ACM) (2)	15,068,000	13.6
Banamex Trust (3)	15,911,511	14.4
Miguel Rincón (4)	88,936,333	80.4
José Antonio Rincón (5)	88,910,577	80.4
Jesús Rincón (6)	88,895,878	80.3
Wilfrido Rincón (7)	88,910,134	80.4
Ignacio Rincón (8)	88,905,350	80.4
Martín Rincón (9)	88,899,046	80.3
Mayela Rincón (10)	72,993,174	66.0
All directors and executive officers as a group (19 persons) (11)	88,986,735	80.4

*	Less than 0.1%.

(1)	The beneficiaries of the Rincón Family Trust are Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martín Rincón and Mayela Rincón.

(2)	ACM is owned by Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martín Rincón. Mayela Rincón is a member of the board of directors of ACM.

(3)	The beneficiaries of the Banamex Trust are Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martín Rincón.

(4)	Includes 40,455 Common Shares owned by Miguel Rincón, 57,916,367 Common Shares owned by the Rincón Family Trust, 15,068,000 Common Shares owned by ACM, and 15,911,511 Common Shares owned by the Banamex Trust. Miguel Rincón disclaims beneficial ownership of the Common Shares owned by ACM, except to the extent of his ownership of ACM. Miguel Rincón disclaims beneficial ownership of the Common Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(5)	Includes 14,699 Common Shares owned by José Antonio Rincón, 57,916,367 Common Shares owned by the Rincón Family Trust, 15,068,000 Common Shares owned by ACM, and 15,911,511 Common Shares owned by the Banamex Trust. José Antonio Rincón disclaims beneficial ownership of the Common Shares owned by ACM, except to the extent of his ownership of ACM. José Antonio Rincón disclaims beneficial ownership of the Common Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(6)	Includes 57,916,367 Common Shares owned by the Rincón Family Trust, 15,068,000 Common Shares owned by ACM, and 15,911,511 Common Shares owned by the Banamex Trust. Jesús Rincón disclaims beneficial ownership of the Common Shares owned by ACM, except to the extent of his ownership of ACM. Jesús Rincón disclaims beneficial ownership of the Common Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(7)	Includes 14,256 Common Shares owned by Wilfrido Rincón, 57,916,367 Common Shares owned by the Rincón Family Trust, 15,068,000 Common Shares owned by ACM, and 15,911,511 Common Shares owned by the Banamex Trust. Wilfrido Rincón disclaims beneficial ownership of the Common Shares owned by ACM, except to the extent of his ownership of ACM. Wilfrido Rincón disclaims beneficial ownership of the Common Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(8)	Includes 9,472 Common Shares owned by Ignacio Rincón, 57,916,367 Common Shares owned by the Rincón Family Trust, 15,068,000 Common Shares owned by ACM, and 15,911,511 Common Shares owned by the Banamex Trust. Ignacio Rincón disclaims beneficial ownership of the Common Shares owned by ACM, except to the extent of his ownership of ACM. Ignacio Rincón disclaims beneficial ownership of the Common Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(9)	Includes 3,168 Common Shares owned by Martín Rincón, 57,916,367 Common Shares owned by the Rincón Family Trust, 15,068,000 Common Shares owned by ACM, and 15,911,511 Common Shares owned by the Banamex Trust. Martín Rincón disclaims beneficial ownership of the Common Shares owned by ACM, except to the extent of his ownership of ACM. Martín Rincón disclaims beneficial ownership of the Common Shares owned by the Rincón Family Trust and the Banamex Trust, except to the extent of his beneficial ownership in the Rincón Family Trust and the Banamex Trust.

(10)	Includes 8,807 Common Shares owned by Mayela Rincón, 57,916,367 Common Shares owned by the Rincón Family Trust and 15,068,000 Common Shares owned by ACM. Mayela Rincón disclaims beneficial ownership of the Common Shares owned by ACM. Mayela Rincón disclaims beneficial ownership of the Common Shares owned by the Rincón Family Trust, except to the extent of her beneficial ownership in the Rincón Family Trust.

(11)	Includes 90,857 Common Shares owned by directors and officers of our company, 57,916,367 Common Shares owned by the Rincón Family Trust, 15,068,000 Common Shares owned by ACM, and 15,911,511 Common Shares owned by the Banamex Trust.
Rincón Family Trust
     On June 22, 2005, the Rincón Family Trust was established by Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martín Rincón and Mayela Rincón de Velasco, as settlors and beneficiaries. The settlors contributed an aggregate of 56,350,367 Series A Shares to the Rincón Family Trust, representing 50.9% of the aggregate outstanding capital stock of Corporación Durango. On August 11, 2006, each of the Series A Shares were converted into one Common Share. Between January 1, 2006 and June 29, 2007, the Rincón Family Trust acquired 1,566,000 Common Shares through market transactions.
     Under the agreement governing the Rincón Family Trust, resolutions of the technical committee must be adopted by the vote of at least 60% of the beneficial interests in the Rincón Family Trust. The technical committee of the Rincón Family Trust has the power to instruct the trustee with respect to the voting and disposition of the shares owned by the Rincón Family Trust, in the understanding that the main purpose of the Rincón Family Trust is to hold at least 50.9% of the outstanding capital stock of Corporación Durango throughout the term of the Rincón Family Trust. In addition, the agreement prohibits the members of the Rincón family from transferring any interest in the Rincón Family Trust to any person other than another member of the Rincón family or a direct descendant thereof. The Rincón Family Trust has a term of nine years. The Rincón Family Trust may be amended through resolutions of the technical committee adopted by the vote of at least 75% of the beneficial interests in the Rincón Family Trust, and approved in writing by the trustee. Upon the termination of the Rincón Family Trust, the shares contributed by the settlors will be transferred to them according to the number of shares originally contributed to the Rincón Family Trust by each settlor.

Banamex Trust
     On February 24, 2005, the Banamex Trust was established by Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón and Martín Rincón, as settlors and beneficiaries. The settlors contributed an aggregate of 15,911,511 Series A Shares to the Banamex Trust. On August 11, 2006, each of the Series A Shares were converted into one Common Share. The Common Shares held by the Banamex Trust are pledged to secure ACM’s obligations under a loan made by Banamex to ACM, or the ACM Loan. Under the agreement governing the Banamex Trust, each settlor is entitled to instruct the trustee of the Banamex Trust with respect to the voting of the Common Shares contributed to the Banamex Trust by that settlor unless an event of default has occurred and is continuing under the pledge agreement between the Banamex Trust and Banamex. The pledge agreement permits Banamex to cause the Banamex Trust to sell all or part of the Common Shares held by the Banamex Trust if the price of the Common Shares on the Mexican Stock Exchange meets or exceeds the peso equivalent of US$1.50. Banamex may exercise this right at any time whether or not an event of default under the pledge agreement has occurred. All proceeds from any such sale are to be paid to Banamex and applied against ACM’s obligations under the ACM Loan.
ACM Pledge
     ACM granted a pledge in favor of Banamex over all of the Common Shares that ACM owns to secure ACM’s obligations under the ACM Loan. The pledge agreement permits Banamex to cause the sale of all or part of the Common Shares owned by ACM if the price of the Common Shares on the Mexican Stock Exchange meets or exceeds the peso equivalent of US$1.50. Banamex may exercise this right at any time whether or not an event of default under the pledge agreement has occurred. All proceeds from any such sale are to be paid to Banamex and applied against ACM’s obligations under the ACM Loan.
Related Party Transactions
Administradora Corporativa y Mercantil, S.A. de C.V.
     ACM, a company owned and controlled by the Rincón family, borrowed funds from our company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was Ps 12.3 million at December 31, 2005. These loans were fully repaid during 2006. These loans bore interest at a rate of 5% per annum and were scheduled to mature on December 31, 2012.
Transactions with Directors and their Affiliates
     We sell newsprint to El Universal at prices that are not materially more favorable than sales to other third parties. Juan Francisco Ealy Ortiz, one of our directors, is the chairman, chief executive officer and managing director of El Universal. During the year ended December 31, 2006, we recorded net sales to El Universal of approximately US$11.1 million (Ps 120.3 million).
     On February 13, 2006, Pipsamex issued and sold 2,177,042,255 shares of its series B capital stock, representing 13.3% of Pipsamex’s outstanding capital stock to NKM Corporativo, S.A. de C.V., a company owned and controlled by the Rincón family, for Ps 314.6 million. The proceeds of this sale were used to fund a portion of our debt reduction program.
Item 8. Financial Information.
See “Item 18. Financial Statements.”
Legal Proceedings
Comisión Nacional del Agua v. Productora Nacional de Papel, S.A. de C.V.
     On November 14, 2003, the Company sold its investment in Pronal. On December 16, 2003, the Mexican government through the Mexican National Water Commission made demand upon Pronal for payment of Ps 213.0 million for water alleged to have been consumed by Pronal during the calendar years 2000 and 2001. On March 4, 2004, Pronal filed a declaratory action with the Federal Tax and Administrative Court (Tribunal Federal de Justicia Fiscal y Administrativa) asking that the court find that Pronal is not liable for any amounts to the National Water Commission and that, as a result, the demand be nullified. The action is still in discovery. Our management believes that there are insufficient grounds for this suit and that the court will rule in its favor. However, we are evaluating the option to participate in a program of the Mexican government that would allow us to resolve this matter by paying 20% of the amount alleged to be due and receiving a waiver of all fines and penalties.
     In the event Pronal is unsuccessful in having the demand nullified and required to pay the National Water Commission, Pronal could seek to assert indemnification rights against Pipsamex under the terms of the Stock Purchase Agreement executed on November 14, 2003, pursuant to which Pipsamex, as seller, agreed to indemnify Pronal and the buyer for certain debts. In addition, in the event Pronal is unable to recover in full from Pipsamex, Pronal could also demand payment from Corporacion Durango under a guaranty.
Other Litigation
     We are party to various legal proceedings in the ordinary course of our business. We do not expect any of these proceedings, if determined adversely to us, individually or in the aggregate, to have a material adverse effect on the results of our operations or on our financial condition.
Dividend Policy
     We have not paid any dividends in the past five years. The declaration, amount and payment of dividends are determined by a majority vote of the stockholders, including holders of the Common Shares, at our annual ordinary stockholders’ meeting, generally on the recommendation of the board of directors, and will depend on our results of operations, financial condition, cash requirements, the ability of our subsidiaries to pay cash dividends to us, future prospects and other factors deemed relevant by our stockholders. Our ability to declare and pay dividends is currently restricted under the terms of the Common Agreement.
Significant Changes
     Other than as otherwise disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in the annual report.
Item 9. The Offer and Listing.
General
     The Common Shares have been listed on the Mexican Stock Exchange since August 17, 2006. Prior to that date, our Series A Shares were listed on the Mexican Stock Exchange. On February 20, 2006, we created a new sole series of common stock, no par value. On August 11, 2006, we converted each of our outstanding Series A Shares and Series B Shares into one newly issued Common Share.
     Our ADSs are issued by The Bank of New York, as depositary. Prior to August 11, 2006, each of our ADSs represented two CPOs, each of which represented a financial interest in one of our Series A Shares. As a result of the conversion of our Series A Shares into Common Shares on August 11, 2006, from August 11, 2006 until April 11, 2007, each of our ADSs represented two CPOs, each of which represented a financial interest in one of our Common Shares.
     On April 11, 2007, the Common Shares that had been deposited with NAFIN, as the trustee of the CPO Trust, were transferred to BBVA Bancomer S.A., as custodian of our ADR program. As a result, since April 11, 2007, each of our outstanding ADSs has represented two Common Shares.
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
     The Mexican Stock Exchange is one of Latin America’s two largest exchanges by market capitalization, but it remains relatively small and illiquid compared to major world markets. In December 2006, the five largest traded equity issues (measured by market capitalization) represented approximately 55% of the total value of equity issues traded on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by approximately 134 institutional investors. There is no formal over-the-counter market for securities in Mexico.
     Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the applicable deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting.
     The tables below set forth (1) the high and low closing sales prices (in nominal pesos) for our Series A Shares on the Mexican Stock Exchange prior to August 11, 2006 and our Common Shares subsequent to August 17, 2006, (2) the high and low closing sales prices for the ADSs on the New York Stock Exchange, and (3) high and low quotations for our ADSs on the Pink Sheets for the periods indicated. Quotations on the Pink Sheets reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	Mexican Stock Exchange				New York Stock Exchange/
	Pesos per Series A Share/				Pink Sheets (2)
	Common Share (1)				Dollars per ADS
	High		Low		High		Low
2002	Ps	14.00	Ps	14.00	US$	5.55	US$	1.01
2003		16.30		3.00		1.70		0.40
2004		19.98		2.90		3.85		0.20
2005		13.00		4.11		1.55		0.15
2006		13.25		4.10		2.00		0.25

(1)	Prices through August 11, 2006 are prices for Series A Shares. Prices after August 17, 2006 are for Common Shares.

(2)	Prices through May 25, 2004 are prices quoted on the New York Stock Exchange. Prices after May 25, 2004 are prices quoted on the Pink Sheets.
Source: Mexican Stock Exchange; New York Stock Exchange; Pink Sheets LLC.

	Mexican Stock Exchange
	Pesos per Series A Share/				Pink Sheets
	Common Share (1)				Dollars per ADS
	High		Low		High		Low
2005
First Quarter	Ps	13.00	Ps	6.89	US$	1.55	US$	0.40
Second Quarter		12.00		6.69		1.25		0.60
Third Quarter		9.00		6.01		0.85		0.15
Fourth Quarter		9.00		4.11		1.25		0.25

2006
First Quarter		12.97		4.10		1.05		0.25
Second Quarter		8.33		4.10		1.25		0.40
Third Quarter		12.85		8.10		1.95		0.75
Fourth Quarter		13.25		8.14		2.00		1.05

2007
First Quarter		16.00		10.50		3.00		1.70
Second Quarter (through June 29)		16.74		13.50		3.56		2.40

(1)	Prices through August 11, 2006 are prices for Series A Shares. Prices after August 17, 2006 are for Common Shares.
Source: Mexican Stock Exchange; Pink Sheets LLC.

	Mexican Stock Exchange				Pink Sheets
	Pesos per Common Share				Dollars per ADS
	High		Low		High		Low
December 2006	Ps	11.50	Ps	10.56	US$	2.00	US$	1.75
January 2007		12.00		10.50		2.20		2.00
February 2007		14.00		10.50		2.50		1.70
March 2007		16.00		14.00		2.55		2.00
April 2007		16.00		14.00		3.00		2.40
May 2007		16.74		13.50		3.56		2.80
June 2007 (through June 29)		16.00		14.00		3.20		2.90

Source: Mexican Stock Exchange; Pink Sheets LLC.

     On June 29, 2007, the closing sales price of our Common Shares on the Mexican Stock Exchange was Ps 14.80 per share.
Item 10. Additional Information.
Organizational Documents
     Set forth below is a summary of the material provisions of our bylaws (estatutos sociales) and applicable Mexican law. This description does not purport to be complete and is qualified by reference to Mexican law and to the bylaws of our company, incorporated by reference herein.
     On December 30, 2005, the new Mexican Securities Market Law was published. This law became effective on June 28, 2006. The Mexican Securities Market Law includes provisions that seek to improve the regulation of disclosure of information, minority shareholder rights and corporate governance. In addition, the Mexican Securities Law imposes further duties and liabilities on the members of the Board of Directors as well as on the relevant officers (such as a duty of loyalty and a duty of care). On December 8, 2006, in compliance with the new Mexican Securities Market Law, we adopted new bylaws under which we became a sociedad anónima bursátil de capital variable.
Registration and Transfer
     The Common Shares are evidenced by share certificates in registered form. Our stockholders may hold their Common Shares in the form of physical certificates or indirectly through institutions that have an account with Indeval. Accounts may be maintained at Indeval by brokers, banks or other entities approved by the CNBV.
Voting Rights
     Each of our shares entitles the holder thereof to one vote at any general meeting of our stockholders. Currently, Common Shares are the only shares of our capital stock outstanding.
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
     The annual ordinary stockholders meeting is held to consider the approval of the annual report of our board of directors and for our subsidiaries in which we have an investment that exceeds 20% of our net worth, including the approval of the financial statements for the preceding fiscal year, the election of directors and the allocation of our profits, if any, from the preceding year.
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
     Stockholders’ meetings may be called by:
•	our board of directors;

•	stockholders representing at least 10% of our outstanding shares by requesting our board of directors or our audit and corporate practices committee to issue such a call;

•	a Mexican court in the event our board of directors or our audit and corporate practices committee do not comply with a valid request of our stockholders; and

•	any stockholder when no meeting has been held for two consecutive years or when any of the following matters has not been dealt with at such a meeting:

•	the annual report of our board of directors regarding our financial statements;

•	the appointment of directors; or

•	the compensation of our directors.
     Notices of meetings must be published in a newspaper of major circulation in the city of Durango, Mexico at least 15 days prior to a meeting. Only stockholders who have either (1) deposited their shares at our offices, or (2) deposited their shares with a Mexican or non-Mexican credit institution or an institution for the deposit of securities and present a certificate of deposit from such institution prior to the meeting indicating ownership by such person will be admitted as such to stockholders’ meetings. A stockholder may be represented by an attorney-in-fact who holds a duly granted power-of-attorney.
Dividends
     At the annual ordinary stockholders meeting, our board of directors submits our financial statements for the previous fiscal year, together with a report thereon from our board of directors, to the stockholders for approval. The stockholders, after they have approved the financial statements, determine the allocation of our distributable earnings for the preceding year. Five percent of our net income must be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of our then current capital stock. As of December 31, 2006, our legal reserve was Ps 201.5 million. Allocation to the legal reserve is determined without reference to inflation adjustment under Mexican FRS. Thereafter, the remainder of our net income is allocated as determined by the stockholders’ meeting and may be distributed as dividends. All shares which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Shares which are only partially paid participate in a dividend or distribution in the same proportion that such shares have been paid at the time of the dividend or distribution.
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
Repurchase Obligation
     In accordance with our bylaws, and as prescribed by the new Mexican Securities Market Law, our majority stockholders are obligated to make a public offer for the purchase of stock held by our minority stockholders in the event that the listing of our stock with the Mexican Stock Exchange is cancelled either by resolution of our company or by an order of the CNBV. The price at which the stock must be purchased by our majority stockholders is the greater of:
•	the average quotation price for the 30 days in which our stock has been traded prior to the date of the offer, provided that such 30 days occur within a six-month period; or

•	the book value, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange, which may be modified if material information has not been disclosed by our company.
     The majority stockholders are not bound to make such public offer if the cancellation of the listing is adopted by resolution of 95% of our stockholders and the number of shares and the amount offered to be paid for the shares owned by the public is not material, as determined by the CNBV. Currently, a CNBV disposition has determined that such an offer is not necessary if the amount offer is less than 300,000 UDIS.
Other Provisions
     Variable Capital and Withdrawal Rights. Under our bylaws, neither the variable portion nor the minimum fixed portion of our capital stock may be withdrawn by our stockholders.
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
     Duration. Under our bylaws, the duration of our existence is unlimited.
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
     Purchase by our company of its Shares. In accordance with the provisions of Article 56 of the Mexican Securities Market Law (Ley del Mercado de Valores), we may purchase our shares. An ordinary general meeting of stockholders may authorize, for any fiscal year, the repurchase of our shares, specifying the maximum amount of funds available, provided that the total amount of funds authorized for such purpose cannot exceed the retained earnings of our company. Upon any repurchase of our shares, our capital stock would be reduced accordingly, unless the acquisition is made by applying resources in equity accounts other than the capital stock account.
     Shares Without Voting Rights. With the prior consent of the CNBV, we may issue shares without voting rights or restricted voting rights, and with restrictions to other corporate rights in addition to those restrictions set forth in Article 113 of the Mexican Companies Law. Any issuance of shares, other than common shares, may not exceed 25% of our issued and outstanding capital stock that is considered publicly traded by the CNBV, unless issued with the prior approval of the CNBV. For calculation of the percentage, shares with voting restrictions based on the nationality of the related holders, will not be considered. We do not currently have shares without voting rights.
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
Mexican Income Taxation
     The following is a description of the material Mexican income tax consequences of the purchasing, owning and disposing of Common Shares and ADSs. The tax treatment of a holder of the Common Shares and the Common Shares represented by ADSs may vary depending upon the particular situation of the holder.
     The following summary of the principal consequences under Mexican law, as currently in effect, and of the Treaty (defined below) is limited to an investment in Common Shares and ADSs by a holder who is not a resident of Mexico and who will not hold Common Shares and ADSs or a beneficial interest therein in connection with a permanent establishment (establecimiento permanente) in Mexico, or Foreign Holder. For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary requirements to be considered a Mexican resident for tax purposes as described below is deemed to be a Foreign Holder. For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her home in Mexico. When the individual in question has a home in another country, the individual will be deemed a resident in Mexico if his or her center of vital interests is located in Mexican territory. This will be deemed to occur if (i) more than 50% of the aggregate income realized by such individual in the calendar year is from a Mexican source, (ii) the principal center of his/her professional activities is located in Mexico or (iii) the individual in question is of Mexican nationality working as an Officer of the United Mexican States, even if the principal center of such individual’s professional activities is located outside of Mexico. A legal entity is a resident of Mexico if it was incorporated under Mexican law or it has its main management or its principal administrative office located in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment of a non-resident will be required to pay taxes in Mexico with respect to income attributable to such permanent establishment in accordance with applicable law.
     This summary is based upon the federal tax laws, regulations and treaty obligations of Mexico as in effect on June 29, 2007, which are subject to change. Such tax laws, their regulations and treaty obligations of Mexico are also subject to various interpretations, and the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican competent courts could later disagree with the explanations or conclusions set out below. The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico. Prospective purchasers of Common Shares and ADSs are urged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of Common Shares and Common Shares represented by ADSs, including, in particular, the effect of any foreign, state or local tax laws.
     The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Income Taxes and accompanying protocol, or the Treaty, that generally became effective on January 1, 1994. In general, the Treaty does not have adverse effects on holders of ADSs and Common Shares.
     The United States and Mexico have also entered into an agreement that regulates the exchange of information regarding tax matters.
Common Shares and ADSs
Taxation of Dividends
     Under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), dividends, either in cash or in kind, paid with respect to Common Shares underlying the ADSs to a Foreign Holder will not be subject to any withholding tax.
     On the other hand, during 2005 Mexican companies paying dividends with profits that have not yet been subject to the corporate income tax, are obligated to pay a tax of 30% of the amount resulting from the increase to the amount of the dividend multiplied by a factor of 1.4286, as if the distributed profits would have been a profit after the payment of the tax. There are tax rate modifications for 2006 and there will be subsequent changes in 2007. The tax rate applicable in 2006 is 29%. Such tax rate will decrease 1% in 2007, to a minimum rate of 28%, while the applicable factor will be 1.4085 during 2006 and 1.3889 as of 2007.
     However, Mexican companies will not be subject to any income tax in addition to the corporate tax as long as the amount maintained in its after tax profits account (cuenta de utilidad fiscal neta, or CUFIN) exceeds or equals the dividend payment to be made.
     In addition, prior to December 31, 2001, Mexican companies were authorized to defer a portion of their taxes, provided that the company maintained a reinvested after tax profits account (cuenta de utilidad fiscal neta reinvertida, or CUFINRE). In this regard, companies that had elected to defer their income taxes are required to pay such deferred taxes when distributing their profits that were partially taxed; therefore, any dividend coming from their CUFINRE balances will be taxed by applying a rate of 3% (in case those profits were obtained during 1999) or of 5% (in case those profits were obtained during 2000 and 2001) to the amount of distributed dividends already grossed-up by a factor of 1.5385.
     Mexican companies that maintain a CUFINRE account set up under the provisions in full force and effect during the tax years prior to 2002, must first exhaust the balance in their CUFINRE account before they can utilize CUFIN balances.
Disposition of Common Shares and ADSs
     The sale or other disposition of shares or securities that represent the ownership of assets by nonresidents are subject to income taxation in Mexico if (i) they are issued by a Mexican resident, or (ii) more than 50% of the value of the shares or securities is attributable to immovable property located in Mexico.
     However, deposits of Common Shares in exchange for ADSs and withdrawals of Common Shares in exchange for ADSs will not give rise to Mexican taxation. The sale or other disposition of ADSs by a Foreign Holder will not be subject to Mexican tax.
     The sale or other disposition of Common Shares by a Foreign Holder will be:
•	Subject to Mexican income tax assessed at the rate of 25% on the total amount of the transaction, without any deduction. The purchaser of Common Shares is obligated to withhold the tax only if he is a Mexican resident or has a permanent establishment in Mexico; in any other cases, the Foreign Holder will be obligated to pay the tax directly to the Mexican tax authorities; or

•	Subject to Mexican income tax assessed at the optional rate of 28% on the gains obtained (if any) as long as the Foreign Holder (i) has a representative in Mexico that meets certain requirements, and is appointed before the actual sale or disposition takes place, (ii) is not a resident of a country considered by the Mexican tax authorities to be a tax haven or of a country with territorial taxation system in terms of the provisions of the Income Tax Law, and (iii) files an audited opinion of the transaction prepared by a public accountant “authorized” for such purposes with the Mexican Ministry of Finance and Public Credit. In this case, the Foreign Holder will be obligated to pay the tax through the appointed representative to the Mexican tax authorities; or

•	Exempt from Mexican income tax as long as (i) the transaction is carried out through an authorized Stock Exchange in accoradance with the Securities and Exchange Law, or the Common Shares are transferred through the Stock Exchange of a country with a Tax Treaty to avoid double taxation, (ii) it is an individual or corporation, and (iii) it is not a registered operation or protected cross-border.
     However, under the Treaty, a Foreign Holder that is eligible to claim the benefits of the Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Common Shares, so long as such Foreign Holder did not own, directly or indirectly, 25% or more of the outstanding shares of our company (including those represented by ADSs) within the 12-month period preceding such sale or other disposition.

Estate and Gift Taxes
     A Foreign Holder will not be liable in Mexico for estate, gift, inheritance or similar taxes with respect to its holdings of Common Shares or ADSs; provided, however, that gifts or any gratuitous transfers of Common Shares may in certain circumstances result in the imposition of a Mexican federal income tax upon the recipient. There are no Mexican stamp, issue, registration or similar taxes payable by a Foreign Holder with respect to the Common Shares or ADSs.
United States Federal Income Taxation
     The following is a description of the material U.S. federal income tax consequences of owning and disposing of Common Shares or ADSs. This description addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This description is based on the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury Regulations (temporary, proposed and final) issued under the Code, and administrative and judicial interpretations of the Code and regulations, each as in effect and available as of the date of this annual report.
     All of the foregoing, however, may change at any time, and any change could be retroactive to the issuance date of the Common Shares or ADSs, as the case may be. These income tax laws and regulations are also subject to various interpretations, and the U.S. Internal Revenue Service, or the IRS, or the U.S. courts could later disagree with the explanations or conclusions set out below.
     This description does not address all of the tax consequences that may be relevant to a holder. This description does not address, except as stated below, any of the tax consequences to:
•	holders that may be subject to special tax treatment, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, grantor trusts or dealers or traders in securities or currencies;

•	certain former citizens or long-term residents of the United States;

•	holders that will hold Common Shares or ADSs through a partnership or other pass through entity;

•	persons whose functional currency for U.S. federal income tax purposes is not the dollar; and

•	persons that will hold Common Shares or ADSs as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction for U.S. federal income tax purposes.
     This description does not address, except as stated below, any of the tax consequences to persons that received Common Shares or ADSs as compensation for the performance of services, persons that will hold Common Shares or ADSs that own (or are deemed to own) 10% or more (by voting power or value) of the stock of our company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs.
     For purposes of this description, a U.S. Holder is a beneficial owner of Common Shares or ADSs who for U.S. federal income tax purposes is:
•	a citizen or resident of the United States;

•	a corporation (or other entity treated as such for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.
     A non-U.S. Holder is a beneficial owner of the Common Shares or ADSs that is neither a U.S. Holder nor a partnership (or other entity treated as such for U.S. federal income tax purposes).
     If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our Common Shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.
Ownership of ADSs in General
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
     For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Common Shares represented by such ADSs.
Distributions
     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution by our company of cash or property (other than certain distributions, if any, of Common Shares or ADSs distributed pro rata to all stockholders of our company, including holders of ADSs) with respect to Common Shares or ADSs, before reduction for any Mexican taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally may be taxed on such distributions at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2010, (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that do not meet a minimum holdings period requirement during which they are not protected from the risk of loss will not be eligible for the reduced rates of taxation. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the Common Shares or ADSs and thereafter as capital gain. Our company does not maintain calculations of our company’s earnings and profits under U.S. federal income tax principles.
     Any such dividend paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the dollar value of the pesos on the date of receipt which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
     Dividends received by a U.S. Holder with respect to Common Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, dividend income with respect to your common shares or ADSs should generally constitute “passive income,” or in the case of certain U.S. Holders, “financial services income,” and, for table years beginning after December 31, 2006, such dividend income should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” Further, in certain circumstances, if you have held our common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss; or are obligated to make payments related to dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividend income with respect to our Common Shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to United States federal income or withholding tax on dividends received on Common Shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.
Sale or Exchange of Common Shares or ADSs
     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize gain or loss on the sale or exchange of Common Shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the Common Shares or ADSs. Such gain or loss generally will be capital gain or loss. Currently, in the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year (i.e., long-term capital gains). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
     The initial tax basis of Common Shares to a U.S. Holder will be the dollar value of any peso-denominated purchase price determined on the date of purchase. If the Common Shares are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such Common Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of dollars to pesos and the immediate use of that currency to purchase Common Shares generally will not result in taxable gain or loss for a U.S. Holder.
     With respect to the sale or exchange of Common Shares, the amount realized generally will be the dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Common Shares are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.
     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of Common Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.
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
     Based on certain estimates of our company’s gross income and gross assets and the nature of our company’s business, our company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2006. Our company’s status in future years will depend on our company’s assets and activities in those years. Our company has no reason to believe that its assets or activities will change in a manner that would cause our company to be classified as a PFIC, but there can be no assurance that our company will not be considered a PFIC for any taxable year. If our company were a PFIC, a U.S. Holder of Common Shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Common Shares or ADSs.
     If our company were a PFIC, a U.S. Holder of Common Shares or ADSs could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Common Shares or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if our company were treated as a PFIC.
U.S. Backup Withholding Tax and Information Reporting
     U.S. backup withholding tax and information reporting requirements generally will apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADSs, in each case, made within the United States, or by a U.S. payor or U.S. middleman, to a holder of Common Shares or ADSs (other than an exempt recipient, including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any such payments within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.
THE ABOVE DESCRIPTION OF MEXICAN INCOME TAXATION AND U.S. FEDERAL INCOME TAXATION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES OR ADSs. PROSPECTIVE PURCHASERS OF COMMON SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.
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
Interest Rate Risk
     We face primary market risk exposure due to interest rate risk. Approximately 20.3% of our long-term interest-bearing debt at December 31, 2006 was variable rate. Substantially all of our long-term debt is denominated in dollars. As a result, depreciation of the peso will result in increases in our interest expense in peso terms. Variable rate long-term debt denominated in dollars bears interest at rates tied to LIBOR, the rate that banks in the London interbank market offer for dollar deposits of varying maturities.

     The table below summarizes our debt obligations, which include notes, bank loans and leases, at December 31, 2006. The table presents payment obligations in millions of pesos by maturity date and the related weighted-average interest rates. Dollar-denominated liabilities and notional amounts have been converted to pesos based on the exchange rate at December 31, 2006, which was Ps 10.8116 = US1.00.

	2007	2008	2009	2010	2011	Thereafter
	(in millions of constant pesos in purchasing power as of December 31, 2006,
	except percentages)
Liabilities
Fixed Rate Debt
Millions of pesos	0.7	0.7	0.7	0.7	0.7	4,615.9
Weighted Average rate	9.98%	9.98%	9.99%	9.99%	9.99%	9.99%

Variable Rate Debt
Millions of pesos	168.8	234.6	187.0	172.3	251.1	160.7
Weighted Average rate	8.64%	8.52%	8.50%	8.53%	8.53%	8.53%

Total Debt
Millions of pesos	169.5	235.3	187.7	173.0	251.8	4,776.7
Weighted Average rate	9.75%	9.78%	9.82%	9.87%	9.94%	9.94%
     In the event that the average interest rate applicable to our financial liabilities in 2007 is 1% higher than the average interest rate in 2006, our financial expenses would increase by approximately Ps 57.9 million.
Foreign Currency Exchange Rate Risk
     Since substantially all of our long-term interest-bearing debt is denominated in dollars, the interest expense varies with exchange rate movements between the peso and the dollar. We have not entered into any derivative contracts to limit our exposure to exchange rate fluctuations. Although prices for our products in Mexico are quoted in pesos, prices are dollar-linked. We believe that this link mitigates in part the effect of exchange rate fluctuations between the dollar and the peso. However, because the majority of our costs of production are paid in pesos, in periods in which the peso appreciates against the dollar, our operating margins are reduced.
     The table set forth above summarizes our debt obligations that are sensitive to foreign currency exchange rates at December 31, 2006. The table presents principal payment obligations in millions of pesos by maturity date for dollar-denominated debt.
     In the event that the peso depreciates by 10% against the dollar during 2007 as compared to the peso/dollar exchange rate at December 31, 2006, our financial expenses indexed to the dollar in 2007 would increase by approximately Ps 54.1 million.
Item 12. Description of Securities Other than Equity Securities.
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     Not applicable.
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
     We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedure, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
     Based upon our evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Remediation of Material Weakness in Internal Control over Financial Reporting
     As previously reported in our annual report on Form 20-F for the fiscal year ended December 31, 2005, we had identified a material weakness in our internal controls over financial reporting with respect to the preparation of our consolidated financial information and the determination of our deferred tax provision. Our remediation activities initiated in 2005 and completed during 2006 included the following:
•	During 2006, we implemented effective procedures designed to ensure a consistent and effective process of preparation and documentation of the consolidating financial information presented in the notes to our consolidated financial statements. In particular, we formalized specific controls, procedures and requirements for determining the deferred tax provision and preparing and documenting the consolidating financial information. These controls over financial reporting are designed to ensure that this information presented in the notes to our consolidated financial statements is appropriately prepared and determined in our consolidated financial statements.

•	During 2006, we reassigned the roles and responsibilities of personnel over accounting and financial reporting to the Financial Information Manager’s office to ensure that the personnel responsible for the preparation of the financial information are not also responsible for the supervision and review of the financial information and the authorization of its release.

•	In 2006, we revised our closing procedures for the monthly, quarterly and annual reporting periods in order to centralize the processes and information to be released in the Financial Information Manager’s office.

•	In 2005 and 2006, we reduced the number of different information systems used by our subsidiaries and implemented uniform information systems at our subsidiaries in order to eliminate the risk of errors in the financial information due to use of the different information technology platforms. As a result we and all of our significant and material subsidiaries use only two ERP systems working “Baan” and “SAP”.

•	From 2005, we strengthened the processes and controls for the review, calculation methodologies applied and models for determining deferred taxes of all of the companies of the group which are now centralized at the Financial Information Manager’s office. Activities were segregated among the personnel in the department, ensuring appropriate supervision and supported by mandatory attendance at recurring training programs in this area.
     Codusa’s management has concluded that the activities undertaken above have remediated the previously reported material weakness in its internal control over financial reporting. Accordingly Codusa’s management believes that the financial statements included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.
Changes in Internal Control over Financial Reporting
     The activities noted above with respect to the remediation of the material weakness represent changes in our internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved].
     Not applicable.
Item 16A. Audit Committee Financial Expert.
     The members of our audit and corporate practices committee are Rebeca Castaños Castaños, Alfonso Fernández De Castro and Buenaventura G. Saravia. Our Board of Directors has determined that Rebeca Castaños Castaños is our “audit committee financial expert” within the meaning of applicable law.
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

Item 16C. Principal Accountant Fees and Services.
Audit Fees
     The following table summarizes the aggregate fees billed to us by our principal accounting firm, PricewaterhouseCoopers, for the fiscal years ended December 31, 2006 and 2005:

	For the year ended December 31,
	2006		2005
	(in thousands of constant pesos)
Audit Fees	Ps	15,071	Ps	13,807
Tax Fees		—		135
Other Fees		120		621

Total Fees	Ps	15,191	Ps	14,564

     Audit fees and audit-related fees. Audit fees in the above table, which include all audit-related fees, for the years ended December 31, 2006 and 2005, are the aggregate fees billed or expected to be billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and regulatory audits. Additionally, the audit fees include review of our company’s annual financial statements and our company’s annual reports to be filed with the SEC and the CNBV. We did not incur any audit related fees during the years ended December 31, 2006 and 2005.
     Tax Fees. Tax fees in the above table for the years ended December 31, 2006 and 2005 are fees billed or expected to be billed by PricewaterhouseCoopers for tax consultations.
     Other Fees. Other fees in the above table for the year ended December 31, 2005 are fees billed by PricewaterhouseCoopers for non-audit services related to the financial restructuring of our company. Other fees in the above table for the year ended December 31, 2006 are fees billed by Pricewaterhouse Coopers for non-audit services related to our compliance with the Sarbanes-Oxley Act of 2002. As a percentage of total fees billed to our company, other fees represent 0.8% for 2006 and 4.3% for 2005.
Audit and Corporate Practices Committee’s Pre-Approval Policy and Procedures
     Our audit and corporate practices committee is charged with the responsibility of pre-approving all audit and non-audit services provided to us and our subsidiaries by our independent auditor and any other auditing firm. In performing this duty, the audit and corporate practices committee is guided by the following pre-approval policies and procedures:
•	the audit and corporate practices committee must pre-approve services performed by our independent auditor for us or our subsidiaries, which may include audit, review, attest and non-audit services permitted under applicable law, such as the rules and regulations of the SEC, the Public Company Accounting Oversight Board and any other regulatory or self-regulatory body, collectively, the covered services;

•	the audit and corporate practices committee must pre-approve all covered services provided by other firms besides our independent auditor to the extent our independent auditor expressly relies on the audit report of these other firms in preparing its own audit report; and

•	the audit and corporate practices committee may delegate its authority to pre-approve the covered services to one or more members of the audit and corporate practices committee.
     In considering whether to grant approval, the audit and corporate practices committee considers the nature and scope of the service as proposed in light of applicable law, as well as the principles and other guidance of the SEC and the Public Company Accounting Oversight Board with respect to auditor independence. The audit and corporate practices committee also considers whether the overall level of non-audit services is compatible with the independence of the independent auditor. In general, predictable and recurring services are approved by the audit and corporate practices committee on an annual basis at or about the start of each fiscal year.

     While our policies and procedures acknowledge the de minimus exception granted by SEC regulations, which allows certain services to be exempt from pre-approval, we do not normally rely on this exception. Our chief financial officer is responsible for bringing to the audit and corporate practices committee’s attention any instance in which services may have been provided without prior approval. Substantially all of the above fees paid to PricewaterhouseCoopers were subject to our pre-approval policies and procedures.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     During the year ended December 31, 2006, there were no purchases made by or on behalf of Corporación Durango, S.A. de C.V. or any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Exchange Act, of shares or other units of any class of Corporación Durango, S.A.B. de C.V.’s equity securities that are registered by Corporación Durango, S.A.B. de C.V. pursuant to Section 12 of the Exchange Act.

PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     See pages F-1 to F-74, incorporated herein by reference.
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

CORPORACIÓN DURANGO, S.A.B. DE C.V.

By:	/s/ Mayela Rincón Arredondo de Velasco

Name: Mayela Rincón Arredondo de Velasco
Title: Chief Financial Officer
Date: July 2, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders of
Corporación Durango, S. A. B. de C. V.:
We have audited the accompanying consolidated balance sheets of Corporación Durango, S. A. B. de C. V. and subsidiaries (collectively the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Durango International, Inc. and subsidiaries (a wholly–owned subsidiary) which statements reflect 7.5% of consolidated total assets as of December 31, 2005, and 17% of net sales and 0.2% of consolidated net income for the year ended December 31, 2005. Those statements, prepared in accordance with generally accepted accounting principles in the United States, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Durango International, Inc. and subsidiaries is based solely on the report of such other auditor.
We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, including the Company’s conversion of the amounts in the financial statements of Durango International, Inc. and Subsidiaries as of December 31, 2005 and for the year then ended, prepared in accordance with generally accepted accounting principles in the United States presented in U.S. dollars, to amounts in accordance with Mexican financial reporting standards presented in Mexican pesos of equivalent purchasing power al December 31, 2006. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor for 2005 provide a reasonable basis for our opinion.

In our opinion, based in our audit and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporación Durango, S. A. B. de C. V. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.
Mexican Financial Reporting Standards vary in certain significant respects form accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 23, to the consolidated financial statements.
PricewaterhouseCoopers, S.C.
Mexico City, April 27, 2007. except for Note 23 as to which the date is July 2, 2007.
Javier Monroy, C.P.
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
Dallas,Texas 75254
Phone 972.702.8262
Fax 972.702.0673
•www.kbagroupllp.com

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
(formerly known as Corporación Durango, S. A. de C. V. and subsidiaries)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

	2006	2005
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$466,603	$728,963
Accounts receivable — Net (Note 5)	1,924,745	1,803,856
Related parties (Note 14)	—	12,281
Inventories — Net (Note 6)	1,212,675	1,244,473
Prepaid expenses	32,098	16,289
Other current assets	2,156	—

Total current assets	3,638,277	3,805,862

PROPERTY, MACHINERY, PLANT AND EQUIPMENT — NET (Note 7)	11,254,499	11,356,508

OTHER ASSETS — NET (Note 8)	266,308	270,932

Total assets	$15,159,084	$15,433,302

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$169,489	$268,088
Notes payable	54,883	50,251
Accrued interest	6,414	14,129
Trade accounts payable	921,141	878,248
Accrued expenses and taxes	674,403	493,970
Employee statutory profit sharing	4,782	1,041

Total current liabilities	1,831,112	1,705,727

LONG-TERM LIABILITIES:
Long-term debt (Note 9)	5,624,457	6,768,724
Long-term notes payable	141,680	66,414
Deferred income taxes (Note 16)	2,049,230	1,666,963
Pension plans and seniority premiums (Note 11)	307,084	320,369

Total long-term liabilities	8,122,451	8,822,470

Total liabilities	9,953,563	10,528,197

STOCKHOLDERS’ EQUITY:
Common stock (Note 12)	5,665,838	5,665,838
Additional paid-in capital	4,669,618	4,662,849
Retained earnings	3,048,077	2,861,646
Net (loss) income for the year	(71,710)	186,431
Loss from holding non-monetary assets	(5,535,742)	(5,682,079)
Cumulative initial effect of deferred income taxes	(3,484,336)	(3,484,336)
Cumulative translation adjustment of foreign subsidiaries	494,658	634,107

Majority stockholders’ equity	4,786,403	4,844,456
Minority stockholders’ equity in consolidated subsidiaries	419,118	60,649

Total stockholders’ equity	5,205,521	4,905,105

Commitments and contingencies (Notes 18 and 19)	—	—
Subsequent Events (Note 20)	—	—

Total liabilities and stockholders’ equity	$15,159,084	$15,433,302

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance dated April 27, 2007, by the Board of Directors.

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

	2006	2005	2004
Net sales	$9,698,173	$8,475,857	$8,368,372
Cost of sales	8,142,843	7,386,213	7,171,708

Gross profit	1,555,330	1,089,644	1,196,664

Selling, general and administrative expenses	721,935	705,378	722,462

Operating income	833,395	384,266	474,202

Other income (expenses) – Net (Note 15)	65,501	5,504	(434,840)

Net comprehensive financing cost:
Interest expense	(591,766)	(616,495)	(1,205,261)
Interest income	31,171	44,284	43,187
Exchange (loss) gain	(87,236)	348,163	65,099
Gain on monetary position	252,032	206,725	488,287

	(395,799)	(17,323)	(608,688)

Income (loss) from continuing operations before income taxes and employee statutory profit sharing	503,097	372,447	(569,326)

Income tax (Note 16)	(532,877)	(316,324)	523,119
Employee statutory profit sharing	(3,501)	(761)	—

	(536,378)	(317,085)	523,119

(Loss) income from continuing operations before equity in income of associated companies	(33,281)	55,362	(46,207)

Equity in income of associated companies	3,011	1,978	2,847

(Loss) income from continuing operations	(30,270)	57,340	(43,360)

Discontinued operations — Net (Note 17)	—	113,208	109,815

Consolidated net (loss) income	$(30,270)	$170,548	$66,455

Net (loss) income:
Majority interest	$(71,710)	$186,431	$66,636
Minority interest	41,440	(15,883)	(181)

Consolidated net (loss) income	$(30,270)	$170,548	$66,455

Basic and diluted net (loss) income per share of
Continuing operations	$(0.27)	$0.53	$(0.47)
Discontinued operations	—	1.04	1.19

Basic and diluted net (loss) income per share	$(0.27)	$1.57	$0.72

Weighted average number of shares outstanding	110,641,111	108,528,665	91,834,192

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance dated April 27, 2007, by the board of directors.

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

				Cumulative	Cumulative	Cumulative	Minority
				loss from	initial effect	translation	stockholders’
	Common	Additional		holding non	of deferred	adjustment	equity	Total
	stock	paid-in	Retained	monetary	income	of foreign	in consolidated	stockholders’
	(Note 12)	capital	earnings	assets	taxes	subsidiaries	subsidiaries	equity
Balances as of January 1, 2004	$5,363,286	$1,568,689	$2,795,010	$(4,764,488)	$(3,484,336)	$201,332	$76,649	$1,756,142
Increase in common stock (Note 12b.)	51							51
Comprehensive loss			66,636	(171,573)		74,868	6,645	(23,424)

Balances as of December 31, 2004	5,363,337	1,568,689	2,861,646	(4,936,061)	(3,484,336)	276,200	83,294	1,732,769
Increase in common stock	302,501							302,501
Premium in issuance of shares		3,094,160						3,094,160
Comprehensive loss			186,431	(746,018)		357,907	(22,645)	(224,325)

Balances as of December 31, 2005	5,665,838	4,662,849	3,048,077	(5,682,079)	(3,484,336)	634,107	60,649	4,905,105
Premium in issuance of shares		6,769						6,769
Minority interest (Note 2c.)							358,469	358,469
Comprehensive income			(71,710)	146,337		(139,449)		(64,822)

Balances as of December 31, 2006	$5,665,838	$4,669,618	$2,976,367	$(5,535,742)	$(3,484,336)	$494,658	$419,118	$5,205,521

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance dated April 27, 2007, by the board of directors.

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Notes 1, 2 and 3)
Expressed in thousands of constant Mexican pesos of purchasing power as of December 31, 2006

Operating activities:	2006	2005	2004
Consolidated (loss) income from continuing operations	$(30,270)	$57,340	$(43,360)

Items applied to income that did not require (provide) resources:
Depreciation and amortization	410,467	438,805	456,129
(Expense) income from deferred income tax	408,107	250,913	(552,811)
(Revaluation) impairment of long-lived assets	(25,917)	(118,412)	498,559
Other income (expenses)	41,364	(27,165)	17,711
Amortization of debt issuance costs and other financing costs	—	—	351,869

	803,751	601,481	728,097

Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable — Net	(108,608)	20,847	141,080
Inventories	113,607	(93,639)	76,157
Other current assets	(17,965)	95,915	(30,504)
Trade accounts payable	42,893	94,089	(231,757)
Accrued interest	(7,715)	(2,451)	—
Accrued expenses and taxes other than income taxes	36,179	(141,094)	46,602
Other — Net	26,256	(104,258)	(3,459)

Net resources provided by operating activities before discontinued operations	888,398	470,890	726,216

Assets of discontinued operations	—	112,346	(17,132)
Liabilities of discontinued operations	—	(136,449)	40,688
Discontinued operations — net of items that did not require resources	—	(296,032)	109,815

(Loss) income from discontinued operations	—	(320,135)	133,371

Net resources provided by operating activities	888,398	150,755	859,587

Financing activities:

Increase (decrease) of long-term debt	12,463	(177,453)	(831,263)
Payments of long-term debt	(1,081,464)	(4,150,550)	105,249
Common stock increase	—	302,501	51
Additional paid-in capital	6,769	3,094,160	—
Increase in minority interest	317,030	—	—
Translation adjustment of foreign subsidiaries	(139,449)	357,907	74,868

Net resources used in financing activities	(884,651)	(573,435)	(651,095)

Investing activities:

Revenue from the sale of discontinued operations	—	347,936	—
Acquisition and sale of machinery and equipment	(227,000)	(64,322)	(181,943)
Restricted cash	—	—	178,137
Divestment in subsidiaries	—	(56,189)	—
(Divestment of) investment in other assets	(39,107)	29,347	(36,270)

Net resources (used in) generated by investing activities	(266,107)	256,772	(40,076)

(Decrease) increase in cash and cash equivalents	(262,360)	(165,908)	168,416
Balance of cash and cash equivalents at beginning of year	728,963	894,871	726,455

Balance of cash and cash equivalents at end of year	$466,603	$728,963	$894,871

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance dated April 27, 2007, by the board of directors.

CORPORACIÓN DURANGO, S. A. B. DE C. V. AND SUBSIDIARIES
(formerly known as Corporación Durango, S. A. de C. V. and subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
Thousands of constant Mexican pesos of purchasing power as of December 31, 2006
NOTE 1 — THE ENTITY:
a.	Entity — Corporación Durango, S. A. B. de C. V. (“CODUSA”) and subsidiaries (collectively, the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks), paper (containerboard, newsprint and bond) and other wood products (plywood) in Mexico and in the United States of America.

b.	On December 8, 2006, the board of Director’s decided to modify the social denomination of Corporación Durango, S. A. de C. V. to Corporación Durango, S. A. B. de C. V.; also, they modified the Company’s by-laws to reflect the new integration, organization and operation of its corporate organisms and the new rights of the minority stockholders, in accordance to Mexican Law of Stock Market, published on December 30, 2005.
NOTE 2 — BASIS OF PRESENTATION:
a.	Going concern — The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, with realization of its assets and liability payments in the ordinary course of business. As a result of the financial restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2006 and 2005, to short-term and long-term debt in accordance with the maturity of those balances. See Note 9.

b.	Basis of presentation — The accompanying consolidated financial statements have been prepared in accordance with the Mexican Financial Reporting Standards (“NIFs for its initials in Spanish”), issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF for its initials in Spanish”).

On May 31, 2004, the Mexican Institute of Public Accountants (MIPA) formally transferred the function of issuing financial information standards to the CINIF, consistently with the international trend of requiring this function to be performed by an entity independent from the accounting professional boards.

Accordingly, the task of establishing Mexican GAAP bulletins and Circulars formerly issued by the MIPA was transferred to CINIF, which adopted and subsequently renamed standards of Mexican GAAP as NIF and determines that NIF encompasses: i) new bulletins established under the new function; ii) any interpretation issued thereon iii) any Mexican GAAP bulletins that have not been amended, replaced, revoked by the new NIFs; and iv) International Reporting Standards (IFRS) that are supplementary guidance to be used when NIF or Mexican GAAP does not provide primary guidance. As of January 1, 2006, all financial statements must be prepared in accordance with NIF.

c.	Consolidation of financial statements — The consolidated financial statements include the assets, liabilities and income or loss of the subsidiaries in which the Company holds more than 50% ownership and operating and financial control. The ownership percentage in the capital stock of the Company’s significant consolidated subsidiaries is shown below. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Group	Ownership
or Company	percentage	Activity
Administración Corporativa de Durango, S. A. de C. V. and subsidiaries	100%	Administrative services

Cartonpack, S.A. de C.V. (See Note 14e)	95%	Manufacturing of corrugated boxes

Compañía Forestal de Durango, S. A. de C. V.	100%	Administrative services

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of paper for corrugated boxes

Durango International, Inc. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and corrugated boxes.

Durango Internacional, S. A. de C. V. and subsidiaries	100%	Advisory, administrative and organization services

Empaques de Cartón Titán, S. A. de C. V. and subsidiaries	100%	Manufacturing of corrugated boxes and multi-wall sacks

Grupo Pipsamex, S. A. de C. V. and subsidiaries (See Note 14e)	87%	Manufacturing of newsprint and bond paper

Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper for corrugated boxes

Papel y Empaques Tizayuca, S.A. de C.V. (See Note 14d)	100%	Manufacturing of paper for corrugated boxes

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood

Porteadores de Durango S. A. de C. V. and subsidiaries	100%	Hauling freight

d.	Translation of financial statements of foreign subsidiaries — The accounting policies of the company’s foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rates, and retained earnings at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

The financial statements of foreign subsidiaries included in the 2006, 2005 and 2004 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.

e.	These Financial Statements were reclassified for comparative purposes.
NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES:
The accompanying financial statements were authorized for issuance on April 27, 2007 by Board of Directors.
The significant accounting policies followed by the Company including concepts, methodology and criteria used for the recognition of the effects of inflation in financial information are as follows:
a.	The consolidation process was done based on subsidiaries’ audited financial statements. See Note 14.

b.	Investments in capital stock of affiliated and associated companies are valued by the participation method when the Company exercises significant influence on the investee. The acquisition cost of the capital stock is modified by the proportional part of the changes in the capital stock of affiliated and associated companies after the acquisition date. Participation of the Company in the affiliated and associated companies’ income is presented separately in the statements of operations.

c.	Inventories and cost of sales are stated using the average cost method and are later restated using factors derived from changes in the NCPI at replacement cost based on the most recent purchase price or production cost. The value should not exceed its market value. See Note 6.

d.	Property, machinery and equipment of Mexican origin are recorded at acquisition cost and are restated to reflect Mexican pesos of constant purchasing power using factors derived from changes in the NCPI.

Machinery and equipment of non-Mexican origin are recorded at acquisition cost and the acquisition cost is restated to constant currency using the inflation of the country of origin, then converted into Mexican pesos at the exchange rate in effect at the balance sheet date.

Depreciation is calculated based on the probable useful live as determined by independent appraisers, for machinery and industrial equipment is based on units produced in the period in relation to the total estimated production of the assets over their useful lives, as follows:

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

e.	Intangible assets are recognized in the balance sheet provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The carrying value of intangible assets is subject to an annual impairment evaluation.

f.	Effective January 1, 2004, the Company adopted Statement C-15, “Impairment in the Value of Long-Lived Assets and their Disposal”, issued by MIPA, which establishes general criteria for the identification and, if applicable, recording of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. The Company performed its annual impairment evaluation of long-lived assets at December 31, 2006, 2005 and 2004, and, as a result, recorded a favorable adjustment of $25,917 and $118,412, and a charge of $498,559, respectively, in other income.

g.	Investments in derivative financial instruments for trading purposes, are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income.

On January 1, 2005, the company adopted Statement C-10, “Derivative Financial Instruments and Coverage Operations”. This Statement, provides guidance for recording, valuation and disclosure criteria applicable to all derivative financials instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income. The Company has segregated service contracts in foreign currency representing an exchange rate risk during the term of such contracts, the adoption of this Statement as of December 31, 2006 resulted in an income for $43,127.

h.	Long-lived tangible and intangible assets (including goodwill) are subject to an annual impairment evaluation to calculate their useful value and determine if impairment is applicable.

i.	Liabilities and provisions for liabilities represent present obligations of the Company with a probable requirement to pay those obligations in cash. The provisions have been recorded based on the best reasonable estimation by management of the present payment obligation; however, actual results could differ from recorded provisions.

j.	Income tax (“IT”) is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities. Asset tax (“AT”) paid is charged in the statements of operations due to uncertainly of its recoverability. See Note 16.

Deferred employee statutory profit sharing (“EPS”) is recorded only when there are temporary differences in accounting and tax net income that could cause a future benefit or liability and the amount can be reasonably estimated.

k.	Pension plans and seniority premiums to which employees are entitled upon termination of employment after 15 years of service are non- contributory and are recorded as costs of the year in which the respective services are rendered, based on actuarial calculations using the projected unit credit method.

As of January 1, 2005, the Company adopted amendments to Statement D-3, “Labor Obligations”, which, establishes rules for estimating and recording the liabilities related to severance payments due to employees upon dismissal for causes other than financial restructuring. These effects are recognized through actuarial calculations using the projected credit unit method. The net cost for the year ended December 31, 2006 for this item was $5,929, which was recorded in the results for the year. The initial adoption of the amendments to this Statement did not have a material impact on the financial statements.

Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to income in the year in which they become payable.

l.	Debt issuance costs, which are included in other assets, are capitalized and restated by applying changes in the NCPI. Amortization is calculated based on the proportion of the initial tenor of the debt during which the debt has been outstanding. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

m.	Common stock, legal reserve, premium in issuance of shares and retained earnings represent the value of those items in terms of purchasing power of the Mexican peso as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical values.

n.	Additional paid-in capital represents the excess of payments for shares described over their par value, and is restated applying NCPI factor.

n.	Cumulative loss from holding non-monetary assets, represents the initial accrued result on monetary position and the result of holding non-monetary assets (inventories and/or fixed assets) stated in Mexican pesos of purchasing power as of the most recent balance sheet date.

o.	Comprehensive (loss) income represents the net (loss) income, plus the effects of holding non-monetary assets, the profit from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

p.	The result on monetary position represents income due to inflation changes, measured by NCPI factors, on the years’ net monthly monetary assets and liabilities, stated in Mexican pesos of purchasing power as of the most recent balance sheet date. Inflation rates were 4.05% in 2006, 3.33% in 2005 and 5.19% in 2004.

q.	Net (loss) income per common share is calculated by dividing the net (loss) income of majority stockholders for the period by the weighted average number of shares outstanding during 2006, 2005 and 2004. There are no effects from potential dilutive shares.

r.	Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated.

s.	Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Differences due to exchange rate fluctuations from transactions and payment dates or valuations as of the most recent balance sheet date are recognized in income. See Note 13.

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

t.	Sales are recognized upon delivery of products and receipt of customer acceptance. Revenue is recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs when those goods are delivered in compliance with the customer’s orders and when the amount of revenue and the cost incurred or to be incurred in the transaction can be reliably measured.

u.	The provisions contained in Statement B-5, “Financial Information by Segment”, issued by MIPA are mandatory for public entities listed on the Mexican Stock Exchange. Statement B-5 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented, the Company operates in three reporting segments. See Note 21.

v.	As of January 1, 2005, Statement B-7, “Business Acquisitions”, established, among other things, the purchase method to account for business acquisition. In addition, Statement B-7 modified the accounting treatment of goodwill, which is no longer permitted to be amortized and is subject to annual impairment evaluation. Also provides specific guidance for the acquisition of minority interest and transfer of assets of stock among entities of common control.

w.	Leasing operations are registered under Statement D-5, “Leasing”. The Company only capitalizes financial leased assets related to industrial machinery and equipment. These assets are depreciated under the depreciation rates of the acquired assets.

NOTE 4 — CASH AND CASH EQUIVALENTS:

	December 31,
	2006	2005
Cash	$136,542	$427,815
Cash equivalents	330,061	301,148

	$466,603	$728,963

NOTE 5 — ACCOUNTS RECEIVABLE:

	December 31,
	2006	2005
Trade accounts receivable	$1,867,534	$1,801,506
Recoverable taxes	—	46,710
Other	198,264	116,611

	2,065,798	1,964,827

Allowance for doubtful accounts	(141,053)	(160,971)

	$1,924,745	$1,803,856

NOTE 6 — INVENTORIES:

	December 31,
	2006	2005
Finished goods	$172,684	$289,700
Production-in-process	8,930	7,578
Raw materials	568,504	495,301
Spare parts and materials	285,850	295,001
Molds and dies	77,082	81,790
Other	18,712	11,126

	1,131,762	1,180,496
Allowance for obsolete inventories	(33,940)	(34,106)

	1,097,822	1,146,390
Advances to suppliers	51,336	40,016
Merchandise-in-transit	63,517	58,067

	$1,212,675	$1,244,473

NOTE 7 — PROPERTY, MACHINERY AND EQUIPMENT:

	December 31,
	2006	2005
Buildings	$3,894,038	$3,843,004
Machinery and industrial equipment *	18,526,572	18,678,591
Transportation equipment, computer equipment and office furniture and equipment	1,404,477	1,474,188

	23,825,087	23,995,783
Accumulated depreciation	(13,672,984)	(13,593,769)

	10,152,103	10,402,014
Land	893,475	898,763
Construction-in-progress	208,921	55,731

	$11,254,499	$11,356,508

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $389,981, $405,887 and $425,004, respectively.

For the years ended December 31, 2006, 2005 and 2004, under the provisions of Statement C-15, the Company recognized an increase (decrease) in fixed assets value for $25,917, $118,412 and ($498,559), respectively, which were reflected in the consolidated statement of operations as other income and (expenses). The related deferred income tax effect was a charge of $7,257, $33,155 and a credit of $139,589 in 2006, 2005 and 2004, respectively.
*	The value impairment effect was recognized in accordance with Statement C-15 in the fixed assets items that originated it with the following results:

	December 31,
	2006	2005
Machinery and industrial equipment	$18,500,655	$18,560,179
Revaluation impairment	25,917	118,412
Depreciation	(10,497,271)	(10,529,234)

Machinery and industrial equipment	$8,029,301	$8,149,357

On January 1, 2005, Statement B-7, “Business Acquisitions”, issued by MIPA became effective, changing the accounting treatment of goodwill. Goodwill is not longer permitted to be amortized and is subject to annual impairment tests. The effect of Statement B-7 was a charge of $124,127 for Empaques del Norte, S. A. de C. V., $11,517 for Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. and $26,332 for Inmobiliaria Industrial de Durango, S. A. de C. V., in each case recorded as a fair value impairment adjustment to the fixed assets of each Company.
As of December 31, 2006, 2005 and 2004, the Company had temporarily idle assets with a net carrying amount of $364, $379 and $11,796, respectively.
The Company’s capitalized lease assets are as follows:

	December 31,
	2006	2005
Machinery and industrial equipment	$93,739	$182,922
Accumulated depreciation	(3,186)	(14,262)

	$90,553	$168,660

At December 31, 2006, the Company has pre-paid substantially all of the balance of its financial leases; the remaining balance is $4,815.

As a result of its financial restructuring which was finalized in February 2005, the Company and its subsidiaries granted security interests over their principal fixed assets. See Note 9.c. In addition, the Company’s financial leases are collateralized with substantially all of its machinery and equipment.
The carrying value of capitalized comprehensive financing costs at December 31, 2006, 2005 and 2004 was $68,992, $72,234 and $57,315, respectively.
NOTE 8 — OTHER ASSETS:

	Embedded
	derivative	Intangible
	lease-	asset related	Debt
	agreement	to seniority	issuance
December 31, 2006	(Note 3g.)	premiums	costs	Other	Total
Assets:
Balances as of January 1, 2006	$—	$172,050	$680,130	$202,288	$1,054,468
Net movement	40,972	(23,245)	—	(1,865)	15,862

Balances as of December 31, 2006	40,972	148,805	680,130	200,423	1,070,330

Accumulated amortization:
Balances as of January 1, 2006	—	—	680,130	103,406	783,536
Amortization for the period	—	—	—	20,486	20,486

Balances as of December 31, 2006		—	680,130	123,892	804,022

Net balances as of December 31, 2006	$40,972	$148,805	$—	$76,531	$266,308

	Intangible
	asset related	Debt
	to seniority	issuance
December 31, 2005	premiums	costs	Other	Total
Assets:
Balances as of January 1, 2005	$203,882	$680,130	$231,635	$1,115,647
Net movement	(31,832)	—	(29,347)	(61,179)

Balances as of December 31, 2005	172,050	680,130	202,288	1,054,468

Accumulated amortization:
Balances as of January 1, 2005	—	680,130	70,488	750,618
Amortization for the period	—	—	32,918	32,918

Balances as of December 31, 2005	—	680,130	103,406	783,536

Net balances as of December 31, 2005	$172,050	$—	$98,882	$270,932

	Intangible
	asset related	Debt
	to seniority	issuance
December 31, 2004	premiums	costs	Other	Total
Assets:
Balances as of January 1, 2004	$114,295	$681,684	$187,167	$983,146
Net movement	89,587	(1,554)	44,468	132,501

Balances as of December 31, 2004	203,882	680,130	231,635	1,115,647

Accumulated amortization:
Balances as of January 1, 2004	—	333,096	39,363	372,459
Amortization for the period	—	347,034	31,125	378,159

Balances as of December 31, 2004	—	680,130	70,488	750,618

Net balances as of December 31, 2004	$203,882	$—	$161,147	$365,029

In 2004, the Company wrote-off debt issuance costs in the amount of $347,034, due to advanced maturity of the related bonds, and to the financial restructuring.
NOTE 9 — SHORT AND LONG-TERM DEBT:
a.	Short-term and long-term debt not capitalized to equity, is as follows:

	December 31,
	2006	2005
Current portion of long-term debt	$169,489	$268,088
Long-term debt	5,624,457	6,768,724

	$5,793,946	$7,036,812

b.	Financial restructuring

In an effort to expand its production capacity and maintain its leadership in the Mexican and Latin American paper industries, the Company obtained significant resources in U.S. Dollars from domestic and foreign financial institutions (mainly in the United States ). In addition, the Company issued Notes, some of which were listed on the New York Stock Exchange. However, during 2002, the Company suffered from a combination of economic factors beyond the Company’s control, including the economic recession in the United States, a significant reduction in the paper price worldwide, a dramatic reduction in the manufacturing output in industries supplied by our subsidiaries, an increase in power, raw material, gas and labor costs and imports of the Company’s products into the Mexican market.

These economic factors made the last quarter of the year 2002 a difficult one for the Company, and resulted in a significant reduction in cash flow.

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

On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act with the First Federal District Court in Durango, Mexico. On May 20, 2004, the Company’s foreign representative commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for commercial reorganization (concurso mercantil) or other bankruptcy protection.

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

On December 23, 2004, the conciliator appointed by the Mexican Federal Institute of Commercial Reorganization Specialists in the Company’s concurso proceeding submitted its plan of reorganization to unsecured financial creditors (Steering Group) and members of the Ad hoc Committee of bondholders and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims. The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt.

Uninsured bank creditors would modify their loans to “Portion A” loans of approximately $116.1 million dollars.

Holders of other unsecured loans, including 12 5/8% Notes maturing in 2003, 13 1/8% Notes maturing in 2006, 13 1/2% Notes maturing in 2008 and 13 3/4% Notes maturing in 2009, will receive Series B Notes to be issued in the amount of approximately $433.8 million dollars in exchange for the their current debt, in addition, all creditors will receive 17% of the Company’s capital stock.

On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican Court, and on February 7, 2005, the Mexican Court approved the plan of reorganization, ending the concurso proceeding for the Company.

On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:
•	Bank creditors of the Company with claims against it in the aggregate amount of $1,676,556 (US$136.3 million) received 2,392,957 Series B Shares, representing 2.16% of the Company’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,347,009 (US$116.1 million) were issued to the holders of these claims. These Senior Notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,920,333 (US$510.3 million) related to its 12 5/8 Senior Notes due 2003 (the “2003 Senior Notes”), its 13 1/8 Senior Notes due 2006 (the “2006 Senior Notes”), its 13 1/2 Senior Notes due 2008 (the “2008 Senior Notes”), its 13 3/4 Senior Notes due 2009 (the “2009 Senior Notes”) and the note issued under its Euro Commercial Paper Program, (the “ECP note”) received 16,412,961 Series B Shares, representing 14.84% of the Company’s issued and outstanding capital stock, and an aggregate principal amount of $5,032,370 (US$433.8 million) of its 2012 Senior Notes in respect to these claims. The 2012 Senior

Notes bear interest at a rate of 7.5% per annum until December 31, 2005, 8.5% per annum from January 1, 2006 through December 31, 2006, and 9.5% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

•	The Company announced on February 27, 2006 a debt reduction program during the year. At issue date of these financial statements, the Company has pre-paid US$57 million. This program has been sourced by majority stockholders capital contribution, some non-strategic assets divestments and cash flow.
c.	Total current portion of long-term debt and long-term debt by composition, is as follows:

	December 31,
	2006	2005
Senior Notes	$4,614,539	$4,799,879
Bank loans	1,027,050	1,220,554
Financial lease agreements	4,815	112,782
Other long-term debt	147,542	903,597

	$5,793,946	$7,036,812

     RESTRUCTURED DEBT
     (1) Senior Notes and Euro Commercial Paper
Senior Notes consisted of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:

2003 Senior Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $218,529 (US$18.2 million) aggregate principal amount of its 2003 Senior Notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 Senior Notes was $280,134 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 Senior Notes was converted into an aggregate principal amount of US$15.5 million of the 2012 Senior Notes and 563,348 of the Series B Shares.
2006 Senior Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,617,106 (US$301.7 million) aggregate principal amount of its 2006 Senior Notes. The Company did not make interest payments on its 2006 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 Senior Notes was $4,700,018 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 Senior Notes was converted into an aggregate principal amount of US$256.5 million of its 2012 Senior Notes and 9,559,019 of its Series B Shares.
2008 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $124,225 (US$10.4 million) aggregate principal amount of the 2008 Senior Notes. The Company did not make interest payments on its 2008 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 Senior Notes was $162,582 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 Senior Notes was converted into an aggregate principal amount of US$8.8 million of its 2012 Senior Notes and 343,333 of its Series B Shares.
2009 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $2,097,791 (US$175 million) aggregate principal amount of its 2009 Senior Notes. The Company did not make interest payments on the 2009 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 Senior Notes was $2,829,547 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 Senior Notes was converted into an aggregate principal amount of US$148.8 million of its 2012 Senior Notes and 5,899,859 of its Series B Shares.
Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $59,937 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these Senior Notes was converted into an aggregate principal amount of US$4.3 million of the 2012 Senior Notes and 56,402 of the Series B Shares.

The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Senior Notes due 2012 with an aggregate principal amount of $4,799,879 (US$433.8 million), which bear quarterly interest payments in arrears at rates of 7.5% in 2005, 8.5% in 2006 and 2007 and 9.5% in subsequent years.
(2) Bank loans and letters of credit
Banamex Loan. The Company borrowed an aggregate principal amount of $1,126,813 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $903,077 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $216,919 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
Banamex Note. The Company borrowed an aggregate principal amount of $87,507 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $61,136 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $17,777 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.
California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $319,824 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $140,013 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $179,811 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $289,855 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $37,792 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.
JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $599,369 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $119,874 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $7,357 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $263,722 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $203,785 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $22,414 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.

First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $31,355 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $31,355 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $4,058 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $37,160 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $28,405 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,506 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.

(3) Financial lease agreements
GE Capital Leasing Leases. The Company’s subsidiary, Empaques de Cartón Titán, S. A. de C. V. (Titán), has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $119,687 (US$10 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of March 31, 2006 an Addendum to the agreements was made to increase the leasing period into 30 quarterly successive and consecutive payments with a maturity date as of October 1, 2013, and bear an interest of 8.17%. As of December 31, 2006, the aggregate principal amount outstanding under these promissory notes was $4,815 (US$0.4 million).
(4) Other long-term debt
Bancomext Loans. The Company’s subsidiary, Grupo Pipsamex, S. A. de C. V. (“Grupo Pipsamex”), borrowed an aggregate principal amount of $958,989 (US$80 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$28.0 million of the proceeds of the sale of its subsidiary, Productora Nacional de Papel, S. A. de C. V. (“Pronal”), and Grupo Pipsamex warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan is secured by a first priority security interest in substantially all of the assets of Grupo Pipsamex and certain of its subsidiaries and is guaranteed by CODUSA. As of December 31, 2006 and 2005, the aggregate principal amount outstanding under this loan agreement was $84,084 (US$7.8 million) and $615,454 (US$55.6 millions), respectively.
The Company’s subsidiary, Fábrica Mexicana de Papel, S. A. de C. V., borrowed an aggregate principal amount of $184,606 (US$15.4 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$12.0 million of the proceeds of the sale of its subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.153%, payable quarterly. This loan is secured by a second priority security interest in substantially all of the assets of Fábrica Mexicana de Papel, S. A. de C. V. and certain other subsidiaries of Grupo Pipsamex and is guaranteed by CODUSA. As of December 31, 2006, this loan was totally paid. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $93,754 (US$8.5 million).
Bank of Albuquerque Loan. The Company’s subsidiary, Durango McKinley Paper Company, borrowed an aggregate principal amount of $266,070 (US$22.0 million) from the Bank of Albuquerque under a loan agreement. In addition, the Bank of Albuquerque has issued letter of credits in an aggregate amount of $116,405 (US$10.5 million) under this loan agreement. This loan agreement was used to refinance a credit facility that the Company’s former subsidiary, Durango Paper Company, had with the Bank of America, N.A. The principal on the term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque loan agreement are secured by the accounts receivable, inventory and equipment of Durango McKinley Paper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc. As of December 31, 2006, this loan was totally paid. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $110,863 (US$10.0 million).
Commerzbank Loan. The Company’s subsidiary, Ponderosa, borrowed an aggregate principal amount of $173,669 (€10.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H. or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2006 and 2005, the aggregate principal amount outstanding under this loan was $63,458 (€5.0 million) and $83,526 (€6.4 million), respectively.
(5) Reduction in the 2005 carrying value debt.
Reduction in the 2005 of $1,163,256 (15% of the principal of the restructured debt) and accrued interest of $2,146,473, that combined summarized $3,396,661, was exchanged for a 17% of the Company’ capital stock during 2005.
(6) Restrictive Covenants and Available Credit.
The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of the Company and most of their subsidiaries to:
•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell capital stock of subsidiaries;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales or

•	enter into certain transactions with affiliates.
DEBT AT DECEMBER 31, 2006 AND 2005

TRANCHE A.

On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $1,347,009 (US$116.1 million) as a result of the financial restructuring of the Company. These Senior Notes bear interest payable quarterly in arrears at rates of LIBOR + 2.75% and the principal of these Senior Notes amortize on a quarterly basis until their maturity on December 30, 2012. The outstanding principal balance of these notes at December 31, 2006 and 2005 was $1,027,050 (US$95.0 million) and $1,220,554 (US$110.3 million), respectively.

TRANCHE B.

On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $5,032,370 (US$433.8 million) as a result of the financial restructuring of the Company. The 2012 Senior Notes bear interest payable quarterly in arrears at rate of 7.5% until December 31, 2005, 8.5% from January 1, 2006 to December 31, 2006, and 9.5% thereafter until its maturity on December 30, 2012. The outstanding principal balance of the 2012 Senior Notes at December 31, 2006 and 2005 was $4,614,538 (US$426.8 million) and $4,799,879 (US$433.8 million), respectively.

d.	Long-term debt maturities are:

	December 31,
	2006	2005
2007	$—	$349,373
2008	235,331	289,945
2009	187,729	258,586
2010	172,964	243,588
2011	251,776	234,308
2012	4,775,965	5,034,187
2013 and thereafter	692	358,737

	$5,624,457	$6,768,724

e.	The minimum rental commitments under financial leases are as follows:

	December 31,
	2006	2005
Total minimum lease obligations	$4,815	$117,052
Unearned interest	—	(4,720)

Present value of lease obligations	4,815	112,782
Current portion of lease obligations	688	23,086

Long-term portion of lease obligations	$4,127	$89,696

Financial leases obligations, which include a purchase option at the end of the lease term, are payable as follows:

2007	$688
2008	687
2009	687
2010	687
2011	687
2012	687
2013	692

$4,815

NOTE 10 — FINANCIAL INSTRUMENTS:
a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at fixed or variable rates.

b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in well-known financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers to whom sales exceeded 10% of consolidated net sales for any of the periods presented.
NOTE 11 — PENSION PLANS, SENIORITY PREMIUMS AND POST-RETIREMENT OBLIGATIONS:
a. Pension Plans and Seniority Premiums.
México — The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Federal Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual benefit cost are calculated by independent actuaries in accordance with the plan’s basis, using the unit projected credit method The pension plans and seniority premiums are unfunded.
The present values of these obligations, are as follows:

	December 31,
	2006	2005
Accumulated benefit obligation	$205,165	$210,785

Projected benefit obligation	$229,010	$233,906
Unrecognized items:
Variances for assumptions and adjustments based on experience	20,133	19,777
Transition asset	(108,723)	(120,932)

Net projected liability	140,420	132,751
Additional minimum liability	64,745	78,034

	$205,165	$210,785

Intangible asset	$63,262	$77,290

The real rates (net of inflation) used in the actuarial calculations for the years ended December 31, were as follows:

	2006	2005
Discount rate	5%	5%
Salary increases	2%	2%
     The amortization periods for the unamortized items are as follows:

	Remaining Years
	2006	2005
Transition asset	16	17
Variances in assumptions and adjustments based on experience	16	17
United States of America - The Company’s subsidiaries in the United States of America have established the following defined contribution plans: a 401(k) retirement savings plan, health insurance plan, disability plan, and life insurance plan, among others. For the years ended December 31, 2006, 2005 and 2004, total expenses related to these plans were $24,063, $20,023 and $29,110 respectively.
As of December 31, 2006 and 2005 the Company did not have any defined benefits plans.
b. Post-retirement obligations
The Company has granted post-retirement benefits to its employees. As a result, the Company recognized labor liabilities for post-retirement obligations.
The present value of these obligations is as follows:

	December 31,
	2006	2005
Accumulated post-retirement benefit obligation	$91,162	$101,852

	December 31,
	2006	2005
Post-retirement other benefit obligation	$95,035	$105,361
Variances for assumptions and adjustments based on experience	(12,518)	(12,724)
Unrecognized prior service cost to be amortized over 16 years	(86,208)	(93,134)

Net projected liability	(3,691)	(497)
Additional minimum liability	94,853	102,349

	$91,162	$101,852

Intangible asset	$82,689	$90,133

c. Retirement compensation
The present value of these obligations, is as follows:

	December 31,
	2006	2005
Accumulated post-retirement benefit obligation	$10,757	$7,732

Post-retirement other benefit obligation	$20,263	$17,409
Variances for assumptions and adjustments based on experience	1,622	—
Unrecognized prior service cost to be amortized over 16 years	(14,078)	(14,304)

Net projected liability	7,807	3,105
Additional minimum liability	2,950	4,627

	$10,757	$7,732

Intangible asset	$2,854	$4,627

d. Total labor obligations presented in the balance sheet are as follows:

	December 31,
	2006	2005
Seniority premiums and pensions	$205,165	$210,785
Post-retirement obligations	91,162	101,852
Retirement compensation	10,757	7,732

	$307,084	$320,369

Total intangible asset — labor obligations are as follow:

	December 31,
	2006	2005
Seniority premiums and pensions	$63,262	$77,290
Post-retirement obligations	82,689	90,133
Retirement compensation	2,854	4,627

	$148,805	$172,050

Net period cost, is as follows:

	December 31,
	2006	2005
Service cost	$12,047	$10,800
Amortization of transition asset, variances for assumptions and adjustments based on experience	17,564	17,409
Financial cost	14,764	15,137

Net period cost	$44,375	$43,346

NOTE 12 — STOCKHOLDERS’ EQUITY:
a. Shares of common stock at par value as of December 31, are comprised as follows:

	2006
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Unique Series	65,419,089	$982,074	$2,042,648	$3,024,722
Variable capital:
Unique Series	45,222,022	678,873	1,962,243	2,641,116

	110,641,111	$1,660,947	$4,004,891	$5,665,838

On February 20, 2006, Board of Directors decided to change the series A and B for an unique series of ordinary shares, which confer same rights and obligations to they owners.

	2005
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$2,022,461	$2,722,221
Series B	18,805,918	282,314	20,187	302,501
Variable capital:
Series A	45,222,022	678,873	1,962,243	2,641,116

	110,641,111	$1,660,947	$4,004,891	$5,665,838

Common stock consists of common nominative shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On May 17, 2004, the Board of Directors approved contributing $51 to the company’s fixed share capital and the subsequent sale of 3,071 treasury shares.

c.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2006, 2005 and 2004 the legal reserve, in historical nominal pesos, was $201,477, $193,281 and $193,281, respectively.

d.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2006, the rate was 29% (30% in 2005 and 33% in 2004) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

e.	The balances of the tax account related to stockholders’ equity, are as follows:

	December 31,
	2006	2005
Contributed capital account	$3,876,816	$3,925,146
After tax profits account	1,953,729	1,876,295
Reinvested after tax profits account	985,927	985,927

Total	$6,816,472	$6,787,368

NOTE 13 — FOREIGN CURRENCY TRANSACTIONS AND BALANCES:
a. The foreign currency monetary position is as follows:

	December 31,
	2006		2005
Thousands of U.S. dollars:
Monetary assets	US$	40,308	US$	64,042
Monetary liabilities		(571,487)		(665,179)

Monetary (liability) position, net	US$	(531,179)	US$	(601,137)

Equivalent in Mexican pesos		$(5,742,895)		$(6,392,727)

Thousands of Euros:
Monetary (liability) position, net		€(13,767)		€(8,317)

Equivalent in Mexican pesos		$(195,953)		$(104,287)

b. Non-monetary assets of foreign origin at December 31, 2006 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	U.S. dollar	31,099	$336,229

Machinery and industrial equipment:
United States of America	U.S. dollar	392,883	4,247,694
Brazil	Real	190,092	962,607
Japan	Yen	3,534,443	320,574
Germany	Euro	24,239	345,003
Canada	Canadian dollar	40,769	378,316
Other	Several		370,116

c.	The condensed financial information of the principal foreign countries in which the Company operates before inter-company eliminations, is as follows:

	(In thousands of
	U.S. dollars)
	2006	2005	2004
United States of America
Net sales	212,485	213,216	212,347
Income from operations	14,562	2,337	3,352
Net income (loss)	176	(15,488)	(1,867)
Current assets	133,819	132,768	206,049
Total assets	316,723	317,285	278,272
Current liabilities	61,918	65,869	71,118
Total liabilities	79,836	87,207	92,265
d. Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	2006	2005	2004
Export sales	234,874	189,563	205,617
Interest expense	(50,792)	(50,544)	(90,306)
Interest income	573	534	68
Import purchases	(261,014)	(219,570)	(238,801)
Acquisition (sales) of machinery and equipment	5,401	14,829	(555)
e.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31,		April 27,
	2006	2005	2007
U.S. dollar	$10.8116	$10.6344	$10.9200
Euros	14.2335	12.5390	14.8795

NOTE 14 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:
a.	Transactions with related parties carried out in the ordinary course of business, were as follows:

	December 31,
	2006	2005	2004
Interest income	$—	$—	$14,525
Sale of paper	—	—	5,263
Air transportation services	—	—	37,687
Other (expenses) income	—	—	(1,053)
b. Accounts receivable from related parties as of December 31, are as follows:

	2006	2005
Administradora Corporativa y Mercantil, S. A. de C. V. *	$—	$12,281

*	Administradora Corporativa y Mercantil, S. A. de C. V, a company owned and controlled by the Rincón family, borrowed founds from the Company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was $12,281 at December 31, 2005. These loans were fully repaid during 2006. These loans bore interest rate of 5% per annum and was due to mature on December 31, 2012.
Transactions with Directors and their Affiliates — The Company sells newsprint to El Universal at prices that are not materially more favorable than sales to other third parties. Juan Francisco Ealy Ortiz, one of CODUSA’s Directors, is the Chairman, Chief Executive Officer and Managing Director of El Universal. During the years ended December 31, 2006, 2005 and 2004, the Company recorded net sales to El Universal of approximately $120 (US$11.1 million), $166 (US$15.0 million) and $149 (US$13.0 million).

c.	Acquisition of new subsidiaries:

On April 11, 2005, the Company acquired 99.99% of the capital stock of Empaques del Norte, S. A. de C. V. for $67,558 (US$5.8 million). The due amount to the previous stockholder as of December 31, 2005, was of $8,862. See note 7.

April 18, 2005, the Company acquired 99.99% of the capital stock of Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. (“Líneas Aéreas”) for $16. This company was owned by some of the Rincón family members. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. See note 7.

On June 28, 2005, the Company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S. A. de C. V. for $765. This company was owned by some of the Rincón family members. See note 7.

d.	Creation of new subsidiaries:

Corporación Durango, S. A. B. de C. V., Empaques de Cartón Titán, S. A. de C. V., Industrias Centauro, S. A. de C. V. and Inmobiliaria Industrial Tizayuca, S. A. de C. V., entered into an operating lease agreement with GE Capital CEF México, S. de R. L. de C. V., effective as of March 31, 2006 for US$50 million with a 7.5 year term. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S.A. de C.V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company.

e.	Ownership percentage movements:

On February 13, 2006, Grupo Pipsamex, S. A. de C. V. issued and sold 2,177,042,255 shares of its series B capital stock representing 13.3% of Pipsamex’s outstanding capital stock to NKM Corporativo, S. A. de C. V., a company owned and controlled by the Rincón family, for $314,610. The proceeds of this sale were used to fund a portion of our debt reduction program.

On December 31, 2006, Corporación Durango, S. A. B. de C. V., capitalized Cartonpack, S. A. de C. V., for an amount of $3,066,509, with a 94.7% participation in that Company.
NOTE 15 — OTHER INCOME (EXPENSES), NET:

	December 31,
	2006	2005	2004
Loss on sale of property, plant and equipment	$(16,189)	$(1,765)	$(23,771)
Restructuring expenses	(27,374)	(68,379)	(155,492)
Write-off of debt issuance costs	—	—	(347,034)
Revaluation (impairment) of long-lived assets in use	25,917	118,412	(498,559)
Debt repurchase at market price (1)	—	—	667,430
Recovery from insurance company	68,649	—	—
Other income (expenses) – Net	14,498	(42,764)	(77,414)

	$65,501	$5,504	$(434,840)

(1)	On August 5, 2004, HG Estate LLC and St. Marys Railroad Corporation sold certain notes in an aggregate principal amount of US$48.1 million ($577.7 million) issued by Durango Paper

Company in favor of HG Estate LLC and St. Mary’s Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V. for US$7.5 million ($92.7 million) which the parties agreed was the fair market value of these notes.
NOTE 16 — INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEES’ STATUTORY PROFIT SHARING (EPS):
The tax result differs from the accounting result due to temporary and permanent differences, the latter arising basically from recognition in the effects of inflation on different bases and to non-deductible expenses.
As a result of the amendments to the Income Tax Law in effect as of November 13, 2004, the IT rate will be 29% and 28% in 2006 and 2007, respectively. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes, creating for 2006 and 2005, a decrease in income tax liability of $14,073 and of $17,957, respectively, which increased net income by the same amount.
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
The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in proportion to the Company’s voting stock in each of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries and the holding company are consolidated at 100% of such proportion for 2006 and 2005. Estimated IT and AT payments of CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.
a. IT (provision) benefit consists of the following:

	December 31,
	2006	2005	2004
Current	$(208,903)	$(127,165)	$(38,988)
Deferred	(408,107)	(250,913)	552,811
Benefit from tax consolidation	84,133	61,754	9,296

	$(532,877)	$(316,324)	$523,119

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT and EPS for the years ended December 31, 2006, 2005 and 2004 is:

	2006	2005	2004
Statutory income tax rate	29%	30%	33%
Plus (less) the effect of permanent differences:
Non-deductible expenses	3.86%	16.72%	(5.43%)
Other	9.56%	13.17%	10.23%
Cancellation rule 106	9.78%	—	—
Effects of inflation	(5.13%)	(7.24%)	7.05%
Effect of the rate reduction on deferred IT	8.84%	(18.89%)	16.59%
Change in valuation allowance of recoverable deferred IT asset and AT	50.01%	51.17%	33.01%

Effective IT rate	105.92%	84.93%	94.45%

c.	The main components of the net deferred IT liability balance are:

	December 31,
	2006	2005
Deferred IT liability (asset):
Property, machinery and equipment	$2,469,127	$2,533,261
Inventories	(67,815)	(125,928)
Allowance for doubtful accounts	(47,056)	(51,783)
Accrued expenses	(85,984)	(42,624)
Deferred assets	24,703	(27,916)
Other, net	(112,096)	(67,951)

Deferred IT from temporary differences	2,180,879	2,217,059
Tax loss carryforwards	(953,634)	(1,045,992)
Recoverable AT carryforwards	(270,851)	(343,208)

	956,394	827,859
Valuation allowance	1,092,836	839,104

Net long-term deferred IT liability	$2,049,230	$1,666,963

(1)	Certain reclassifications among line items have been made that did not impact the total net deferred income tax liability.

d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for the amounts that it does not expect to recover.
e.	At December 31, 2006 and 2005, the Company has taxable temporary differences related to deferred EPS, mainly inventories and property, machinery and equipment, for which the deferred EPS liabilities were not recognized since the Company believes that they will not materialize due to the continuity of its operations (i.e. will be replaced in the future with similar temporary differences).
f.	Consolidated unamortized tax loss carryforwards and recoverable AT of the Mexican companies for which the deferred IT assets and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. The restated amounts of tax loss carryforwards and recoverable AT and their respective expiration dates at December 31, 2006 are as follows:

Year of	Tax loss	Recoverable
Expiration	carryforwards	AT
2007	$13,550	$29,510
2008	117,206	28,624
2009	131,670	22,359
2010	66,198	26,982
2011	58,481	25,120
2012	374,777	66,704
2013	959,627	62,591
2014	367,701	6,658
2015	1,060,652	1,106
2016	255,974	1,197

	$3,405,836	$270,851

g.	For the years ended December 31, 2006, 2005 and 2004, the change in gain (loss) from holding non-monetary assets includes the effect of the deferred income tax of $130,964, $154,656 and $277,610, respectively.
NOTE 17 — DISCONTINUED OPERATIONS:
As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been presented as discontinued operations for the years ended December 31, 2005 and 2004. Discontinued operations were as follows:

On July 15, 2005, CODUSA’s subsidiaries, Ponderosa and Compañía Forestal de Durango, S. A. de C. V., sold the assets of the Company’s Chihuahua particleboard plant for $347,936 (US$30 million). As a result of this sale, the capacity of the Company’s other segment was reduced by 200 thousands short tons, the Company ceased producing particleboard and the Company no longer has any discontinued operations.
The statements of operations reflect the effects of discontinued operations, which were comprised as follows:

	December 31,
	2005	2004
Net sales	$172,771	$360,270
Cost of sales	146,827	301,730

Gross profit	25,944	58,540
Operating expenses — Net	22,842	33,094

Income from operations	3,102	25,446

Net comprehensive financing income — Net	79,341	47,435
Other (expenses) income — Net	(20,692)	331

Income from discontinued operations	61,751	73,212

Revenue from sales of discontinued operations	347,936	—
Cost of sales of assets of discontinued operations	364,353	—

Loss on sales of discontinued operations	(16,417)	—

IT and EPS	67,874	36,603

Net income from discontinued operations	$113,208	$109,815

Depreciation and amortization	$7,229	$16,372

NOTE 18 — COMMITMENTS:
a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. Rental expenses totaled $117,484, $53,288 and $53,718 for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, estimated future minimum lease payments were as follows:

Year	Amount
2007	$99,125
2008	102,393
2009	108,237
2010	123,593
2011 and thereafter	393,306

$826,654

b.	McKinley Paper Company leases certain equipment under non-cancelable operating leases. Rental expenses under these leases were $8,329, $9,641 and $3,811 for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, estimated future minimum lease payments were as follows:

Year	Amount
2007	$9,211
2008	8,174
2009	7,352
2010	3,222

$27,959

NOTE 19 — CONTINGENCIES:
a.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S. A. de C. V. (Pronal). Subsequent to the sale of Pronal, the Mexican National Water Commission billed the Company $213,000 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor. However, the Company is evaluating an option by a decree allowing for an 80% discount of the due amount and a 100% discount of fines and other expenses.
b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican National Water Commission billed the Company $2,100 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. In 2005, the Company filed an appeal with the Federal Tax and Administrative Court, and is currently accounting the acceptance of this appeal.

c.	As a result of operations with related foreign entities, tax differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.
d.	The Company’s Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

In 1988, the Company agreed with Mexican environmental regulatory authorities on a compliance plan that the Company proceeded to implement. The Company’s paper mills are in compliance with general standards promulgated by the Mexican regulatory authorities. In 1995, the Company purchased approximately 26% of Planta Ecológica Industrial, S. A. de C. V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environmental and Natural Resources. The Company has frequently been recognized for its environmental record and its role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find the Company’s environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, the Company could incur material compliance costs.

The Company’s U.S. operations are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environment Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 and Resources Conservation and Recovery Act has required the Company to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

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
e.	The Mexican tax authority may have a different criteria from the Company’s as a result of tax documentation review.

f.	On May 26, 2006, the subsidiary Fábrica Mexicana de Papel, S. A. de C. V., interposed a demand of nullity, against the resolution that determines a tax assessment for $15,176 regarding 1984 fiscal year, previous date of the acquisition of the subsidiary, for dividend distribution supposedly associated to non deducible expenses. The Company is evaluating the option that allows the partial waiver of taxes, published on April 2007.
NOTE 20 — SUBSEQUENT EVENTS:
a.	On January 10, 2007, twelve companies were created to provide administrative services and labor to the Company’s paper and corrugated container facilities. Inmobiliaria Industrial Tizayuca, S.A. de C.V. is the stockholder, as follows:

	Ownership
Company	percentage	Activity
Secodusa, S. A. de C. V.	100%	Administrative services
Servicios Pipsamex, S. A. de C. V.	100%	Administrative services
Mexpape, S. A. de C. V.	100%	Administrative services
Fapatux, S. A. de C. V.	100%	Administrative services
Ectsa Industrial, S. A. de C. V.	100%	Administrative services
Enosa Industrial, S. A. de C. V.	100%	Administrative services
Cartonpack Industrial, S. A. de C. V.	100%	Administrative services
Eyemsa Industrial, S. A. de C. V.	100%	Administrative services
Administración Industrial Centauro, S. A. de C. V.	100%	Administrative services
Administradora Industrial Durango, S. A. de C. V.	100%	Administrative services
Atenmex, S. A. de C. V.	100%	Administrative services
Atensa, S. A. de C. V.	100%	Administrative services
b.	On January 31, 2007, Board of Directors approved the merger of Grupo Pipsamex, S. A. de C. V., with the following companies: Fábricas de Papel Tuxtepec, S. A. de C. V., Fábrica Mexicana de Papel, S. A. de C. V., Fibras de Durango, S. A. de C. V. and Inmobiliaria Industrial de Durango, S. A. de C. V. Grupo Pipsamex, S. A. de C. V., was the surviving company in these mergers.
c.	On February 6, 2007, Administración Corporativa Titán, S. A. de C. V., was created, being Corporación Durango, S. A. B. de C. V. the holding company.

d.	On February 10, 2007, Board of Directors approved the merger of Empaques de Cartón Titán, S. A. de C. V. (Ectsa) with the following companies: Envases y Empaques de México, S. A. de C. V., Empaques del Norte, S. A. de C. V., Cartonpack, S. A. de C. V., Durango Internacional, S. A. de C. V., Industrias Centauro, S. A. de C. V., Compañía Papelera de Atenquique, S. A. de C. V., Compañía Forestal de Durango, S. A. de C. V., and Papel y Empaques Tizayuca, S. A. de C. V. Ectsa was the surviving company in these merger.
e.	On February 28, 2007, board of Directors approved the merger of Empaques de Cartón Titán, S. A. de C. V. with Administración Corporativa Titán, S. A. de C. V.
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
Other — This segment includes the production and sale of plywood.
a. Information by operating segments of continuing operations:

2006
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$4,529,681	$5,050,630	$117,862	$9,698,173	$—	$9,698,173
Intersegment sales	4,335,657	429,407	181,536	4,946,600	(4,946,600)	—

Total sales	8,865,338	5,480,037	299,398	14,644,773	(4,946,600)	9,698,173

Depreciation and amortization	276,310	121,421	12,736	410,467	—	410,467
Income (loss) from operations	510,162	329,661	(6,428)	833,395	—	833,395

Total assets	20,312,241	28,011,960	1,127,027	49,451,228	(34,292,144)	15,159,084
Acquisition and sale of property, plant and equipment	225,192	84,522	(82,714)	227,000	—	227,000

Impairment	65,068	—	(39,151)	25,917	—	25,917

Interest income	506,193	1,636,977	37,111	2,180,281	(2,149,110)	31,171
Interest expense	(636,600)	(2,030,786)	(83,893)	(2,751,279)	2,159,513	(591,766)

Income tax	(416,749)	(86,749)	(29,379)	(532,877)	—	(532,877)

2005
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,633,168	$4,738,207	$104,482	$8,475,857	$—	$8,475,857
Intersegment sales	4,363,498	430,087	94,039	4,887,624	(4,887,624)	—

Total sales	7,996,666	5,168,294	198,521	13,363,481	(4,887,624)	8,475,857

Depreciation and amortization	287,917	138,835	12,053	438,805	—	438,805
Income (loss) from operations	127,544	246,229	10,493	384,266	—	384,266

Total assets	19,719,939	28,826,593	1,298,117	49,844,649	(34,411,347)	15,433,302
Acquisition and sale of property, plant and equipment	70,964	(15,138)	8,496	64,322	—	64,322

Impairment	118,412	—	—	118,412	—	118,412

Interest income	689,948	3,187,922	11,061	3,888,931	(3,844,647)	44,284
Interest expense	(1,154,695)	(2,990,211)	(40,643)	(4,185,549)	3,569,054	(616,495)

Income tax	455,160	(657,513)	(113,971)	(316,324)	—	(316,324)

2004
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,700,712	$4,552,641	$115,019	$8,368,372	$—	$8,368,372
Intersegment sales	4,194,662	318,359	112	4,513,133	(4,513,133)	—

Total sales	7,895,374	4,871,000	115,131	12,881,505	(4,513,133)	8,368,372

Depreciation and amortization	305,032	143,039	8,058	456,129	—	456,129
Income (loss) from operations	57,852	415,100	1,250	474,202	—	474,202

Total assets	22,661,917	32,635,149	1,296,235	56,593,301	(40,334,646)	16,258,655
Acquisition and sale of property, plant and equipment	98,745	59,574	23,624	181,943	—	181,943

Impairment	(498,559)	—	—	(498,559)	—	(498,559)

Interest income	666,617	2,010,286	1,290	2,678,193	(2,635,006)	43,187
Interest expense	(991,757)	(2,804,490)	(4,491)	(3,800,738)	2,595,477	(1,205,261)

Income tax	1,134,537	(747,231)	135,813	523,119	—	523,119

b. General information of continuing operations by product:

Net revenues	2006	2005	2004
Packaging
- Corrugated container	$4,643,005	$4,322,156	$4,191,344
- Paper sacks	395,722	404,660	361,297
- Tubes	11,903	11,391	—

Paper-
- Containerboard	1,977,707	1,438,971	1,641,941
- Newsprint	1,139,593	974,629	994,124
- Uncoated free sheet	1,412,381	1,219,568	1,064,647
- Other segments	117,862	104,482	115,019

Consolidated total	$9,698,173	$8,475,857	$8,368,372

c. General segment information of continuing operations by geographical area:

2006
			Acquisition and sale
		Total	of property, plant
	Net sales	assets	and equipment
Mexico	$12,345,130	$46,026,950	$222,089
United States of America	2,299,643	3,424,278	4,911
Intersegment eliminations	(4,946,600)	(34,292,144)	—

Consolidated total	$9,698,173	$15,159,084	$227,000

2005
			Acquisition and sale
		Total	of property, plant
	Net sales	assets	and equipment
Mexico	$10,974,771	$46,327,161	$54,700
United States of America	2,388,710	3,517,488	9,622
Intersegment eliminations	(4,887,624)	(34,411,347)	—

Consolidated total	$8,475,857	$15,433,302	$64,322

2004
			Acquisition and sale
		Total	of property, plant
	Net sales	assets	and equipment
Mexico	$10,422,651	$55,278,296	$188,597
United States of America	2,458,854	1,315,005	(6,654)
Intersegment eliminations	(4,513,133)	(40,334,646)	—

Consolidated total	$8,368,372	$16,258,655	$181,943

d.	Additional revenue analysis:

Annual revenues from the following client groups to which the Company sells are:

	December 31,
Net income	2006	2005	2004
Packaging -

Food and beverage	$3,552,164	$3,309,670	$3,204,743
Agribusiness	487,516	458,044	493,252
Agriculture	436,442	362,978	328,835
Maquila sector	213,578	259,270	252,950

Paper sacks -

Cement	281,754	244,415	224,355
Lime and plaster	53,818	71,220	72,979

Paper -

Editorial	2,311,750	1,962,449	1,716,019
Scholastic	444,393	406,353	515,834

Forest

Furniture manufacturers	117,862	104,482	115,014
Other	1,798,896	1,296,976	1,444,391

Total	$9,698,173	$8,475,857	$8,368,372

NOTE 22 — NEW ACCOUNTING PRINCIPLES:
Beginning January 1, 2007, the dispositions of the following Mexican Financial Reporting Standards (NIFs) issued by the Mexican Financial Reporting Standards Board (CINIF) became effective. These dispositions will not have a significant impact on the financial information:
NIF B-3 “Income statement” — Incorporates, among others, a new approach to classify income costs and expenses in ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as on ordinary expense and not as a profit tax.
NIF B-13 “Subsequent events” — Requires, among others, recognition of assets and liabilities restructuring in the periods in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. These issues will only be disclosed in the notes to the financial statements.
NIF C-13 “Related parties” — Extends, among others, the definition (scope) of the related parties’ concept and increases the disclosure requirements in the notes to the financial statements.
NIF D-6 “Capitalization of the Financing Integral Result” — Establishes, among others, the obligation of capitalization of the financing integral result and the rules for its capitalization.
NOTE 23 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (MFRS or NIF, for its initials in Spanish) or (“Mexican GAAP”), which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of fixed assets of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.
The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated statements of operations as of December 31, 2006, 2005 and 2004 and stockholders’ equity as of December 31, 2006 and 2005 is presented below, with an explanation of the adjustments.

Reconciliation of consolidated statements of operations:

		Years ended December 31,
		2006	2005	2004
Majority interest net (loss) gain as reported under Mexican GAAP		$(71,710)	$186,431	$66,636
Deferred income taxes	i	(77,235)	966,437	(161,532)
Deferred employee profit sharing	i	(1,184)	79,243	124,134
Purchase accounting adjustment — depreciation	ii	138,599	138,032	116,090
Effect of fifth amendment to Statement B-10	iii	(57,328)	(55,330)	(58,844)
Debt issuance costs and repurchase of bonds	iv	—	(257,125)	322,141
Capitalized financing costs	v	6,358	(30,810)	39,383
Effect of Statement B-15 on restatement to constant currency	vi	—	2	(1,275)
Adjustment to impairment of long-lived assets	vii	(216,092)	(157,062)	340,418
Adjustment for Tizayuca Transaction:	viii
Embedded derivative		(43,127)	—	—
Financing lease		29,512	—	—
Deferred start-up, research and development costs	ix	3,167	4,433	3,979
Troubled debt restructuring effect, net of inflation and exchange rate effects	x	462,335	545,707	—
Effect of U.S. GAAP adjustments on minority interest	xi	147	3,170	(3,633)
Reversal of (loss) income on sale of discontinued operations	xii	—	(11,649)	—
Severance payments	xiii	171	(12,061)	—

U.S. GAAP net income		$173,613	$1,399,418	$787,497

Reconciliation of consolidated stockholders’ equity:

		Years ended December 31,
		2006	2005
Total stockholders’ equity corresponding to majority interest as reported under Mexican GAAP		$4,786,403	$4,844,456
Deferred income taxes	i	823,474	924,173
Deferred employee profit sharing	i	(718,779)	(717,596)
Purchase accounting adjustments:	ii
Accumulated negative goodwill		(4,249,371)	(4,249,371)
Accumulated depreciation		1,186,368	1,047,768
Effect of fifth amendment to Statement B-10:	iii
Fixed assets		3,664,418	3,401,624
Accumulated depreciation		(2,219,240)	(1,934,391)
Capitalized financing costs:	v
Capitalized Interes		103,488	95,493
Acumulated amortization		(7,933)	(6,296)
Effect of Statement B-15 on restatement to constant currency	vi	—	(1,320)
Adjustment to impairment on long-lived assets	vii	739,092	955,183
Adjustment for Tizayuca Transaction:	viii
Embedded derivative		(43,127)
Financing lease		29,512
Deferred start-up, research and development costs:	ix	(1,530)	(4,697)
Reversal of premium on issuance of shares related to the troubled debt restructuring effect	x	(2,142,652)	(2,604,987)
Severance payments	xiii	(9,506)	(9,677)
Effect of U.S. GAAP adjustments on minority interest	xi	9,965	9,818

Total U.S. GAAP shareholders’ equity		$1,950,582	$1,750,180

Provided below is an analysis of the changes in stockholders’ equity under U.S. GAAP:

	Years ended December 31,
	2006	2005
Balance at beginning of the year	$1,750,180	$502,329
Net income under U.S. GAAP	173,613	1,399,418
Gain (deficit) from restatement	158,148	(721,529)
Cumulative translation adjustment	(138,129)	323,995
Increase in capital stock and additional paid — in capital, net	6,769	245,967

Balance at end of the year	$1,950,581	$1,750,180

Comprehensive loss
Comprehensive loss under Mexican GAAP is as follows:
Accumulated Comprehensive loss

	Years ended December 31,
	2006	2005	2004
Majority interest net (loss) income under Mexican GAAP	$(71,710)	$186,431	$66,636

Other comprehensive income (loss), net:	6,888	(388,111)	(96,705)

Net majority comprehensive loss	$(64,822)	$(201,680)	$(30,069)

Accumulated other comprehensive loss	$(8,525,420)	$(8,532,308)	$(8,144,197)

The components of other accumulated comprehensive loss as of December 31, 2006, 2005 and 2004 under Mexican GAAP, are as follows:

	Accumulated	Effects of	(Loss) from	Accumulated
	effect of	translation	holding	other
	deferred	of foreign	non monetary	comprehensive
	income tax	subsidiaries	assets(1)	loss
Balances at January 1, 2004	$(3,484,336)	$201,332	$(4,764,488)	$(8,047,492)
Current period changes	—	74,868	(171,573)	(96,705)

Balances at December 31, 2004	(3,484,336)	276,200	(4,936,061)	(8,144,197)
Current period changes	—	357,907	(746,018)	(388,111)

Balance at December 31, 2005	(3,484,336)	634,107	(5,682,079)	(8,532,308)
Current period changes	—	(139,449)	146,337	6,888

Balance at December 31, 2006	$(3,484,336)	$494,658	$(5,535,742)	$(8,525,420)

(1)	For 2006, 2005 and 2004, loss from holding non-monetary assets includes deferred tax effect of ($23,464), ($94,701) and ($85,402), respectively, as a result of the application of Statement D-4.

Effects of the U.S. GAAP adjustments on discontinued operations
Reconciliation of consolidated statements of operations:

		Years ended December 31,
		2005	2004
Income (loss) as reported under Mexican GAAP		$113,208	$109,815
Deferred income taxes	i	(9,693)	214
Deferred employee profit sharing	i	22,247	14,371
Purchase accounting adjustments — depreciation	ii	—	12,127
Effect of fifth amendment to Statement B-10	iii	—	74
DPC liability		—	—
Adjustment to impairment of long-lived assets	vii	—	(15,559)
Reversal of (loss) income on sale of discontinued operations	xii	(11,649)	—

U.S. GAAP income (loss)		$114,113	$121,042

The Company does not have discontinued operations in 2006.
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
The significant components of income and asset tax expense from continuing operations under U.S. GAAP, by jurisdiction, were as follows:

	Years ended December 31,
	2006	2005	2004
Income and asset tax expense (benefit):
Current:
Domestic	$124,770	$65,419	$30,224

Deferred:
Domestic	449,458	(734,972)	(294,570)
Foreign	33,508	(4,824)	(75,726)

	482,966	(739,796)	(370,296)

Income and asset tax provision (benefit) — continuing operations	$607,736	$(674,377)	$(340,072)

The income tax and profit sharing effects of significant items comprising the Company’s net deferred income tax and profit sharing assets and liabilities under U.S. GAAP are as follows:

	Year ended December 31, 2006
		Tax effect on
		US GAAP
	Mexican GAAP	adjustments	US GAAP
Deferred income tax liabilities (assets):

Inventory	$82,726	$—	$82,726
Inventory Rule 106	(150,541)	—	(150,541)
Property, plant and equipment	2,469,127	(108,886)	2,360,241
Other assets	(16,963)	36,224	19,261
Allowance for doubtful accounts	(47,056)	—	(47,056)
Accrued expenses	(208,393)	(138,791)	(347,184)
Troubled debt restructuring		(599,943)	(599,943)
Other reserves	51,979	(12,078)	39,901
Asset tax credits	(270,851)	—	(270,851)
Tax loss carryforwards	(953,634)		(953,634)

Total net deferred income tax (asset) liability — continuing operations	956,394	(823,474)	132,920
Valuation allowance	1,092,836		1,092,836

Total net deferred income tax liability	$2,049,230	$(823,474)	$1,225,756

	Year ended December 31, 2005
		Tax effect on
		US GAAP
	Mexican GAAP	adjustments	US GAAP
Deferred income tax liabilities (assets):

Inventory	$85,071	$	$85,071
Inventory Rule 106	(210,999)		(210,999)
Property, plant and equipment	2,533,261	(193,198)	2,340,063
Other assets	(28,715)	(1,578)	(30,293)
Allowance for doubtful accounts	(51,782)		(51,782)
Accrued expenses	(105,796)		(105,796)
Troubled debt restructuring	—	(729,397)	(729,397)
Other reserves	(3,717)		(3,717)
Asset tax credits	(343,208)		(343,208)
Tax loss carryforwards	(1,045,992)		(1,045,992)

Total net deferred income tax (asset) liability — continuing operations	828,123	(924,173)	(96,050)
Valuation allowance	838,840	—	838,840

Total net deferred income tax liability	$1,666,963	$(924,173)	$742,790

	Years ended December 31,
	2006	2005
Deferred employee profit sharing liabilities (assets):

Inventory	$30,368	$30,382
Inventory Rule 106	(53,765)	(75,357)
Property, plant and equipment	826,310	827,696
Other assets	8,321	711
Allowance for doubtful accounts	(13,437)	(16,097)
Other	(79,018)	(49,739)

Total net deferred employee profit sharing liability	$718,779	$717,596

For the years ended December 31, 2006 and 2005, the difference in net deferred tax liabilities between Mexican and U.S. GAAP (continuing and discontinued operations) was as follows:

	Mexican	U.S.
	GAAP	GAAP	Difference
Deferred income tax liability:
At December 31, 2004	$1,596,248	$1,543,811	$52,437
At December 31, 2005	1,666,963	742,790	924,173

Net change	$70,715	$(801,021)	$871,736

Deferred income tax liability:
At December 31, 2005	$1,666,963	$742,790	$924,173
At December 31, 2006	2,049,230	1,225,756	823,474

Net change	$382,267	$482,966	$(100,699)

Deferred tax liability in 2006:

	Mexican	U.S.
	GAAP	GAAP	Difference
Reflected in:
Deferred tax expense line item	$408,107	$482,966	$(74,859)
Loss on monetary position	(2,376)	—	(2,376)

Total income statement effect	405,731	482,966	(77,235)

Loss from holding non-monetary assets(1)	(23,464)	—	(23,464)

Total change in deferred tax liability	$382,267	$482,966	$(100,699)

Deferred tax liability in 2005:

	Mexican	U.S.
	GAAP	GAAP	Difference
Reflected in:
Deferred tax gain line item	$182,380	$(801,021)	$983,401
Loss on monetary position	(16,964)	—	(16,964)

Total income statement effect	165,416	(801,021)	966,437

Loss from holding non-monetary assets(1)	(94,701)	—	(94,701)

Total change in deferred tax liability	$70,715	$(801,021)	$871,736

Deferred tax liability in 2004:

	Mexican	U.S.
	GAAP	GAAP	Difference
Reflected in:
Deferred tax gain line item	$(589,413)	$(406,752)	$(182,661)
Gain on monetary position	21,129	—	21,129

Total income statement effect	(568,284)	(406,752)	(161,532)

Loss from holding non-monetary assets(1)	(85,402)	—	(85,402)

Total change in deferred tax liability	$(653,686)	$(406,752)	$(246,934)

(1)	Represents the deferred income tax effect resulting from the differences in restating the Company’s non-monetary assets of foreign origin using the Mexican peso against foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate versus applying the Mexican NCPI.
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
In addition, during 2004, for Mexican GAAP purposes, the Company wrote-off $322,141 representing the unamortized debt issuance cost, as part of the restructuring process of its debt. For U.S. GAAP, purpose this was expensed in 2005.
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
vi. Effect of Statement B-15 on restatement to constant currency
Statement B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet presented (December 31, 2006).
Under U.S. GAAP, the primary financial statements should be presented in the same constant reporting currency for all periods. Prior to the adoption of Statement B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments were considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Statement B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate a balance to December 31, 2006 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income (loss) and stockholders’ equity.

	Years ended December 31,
	2005	2004
Consolidated statements of operations:
As previously reported, indexed for effects of inflation in Mexico	$186,433	$65,361
As reported under Statement B-15	186,431	66,636

	$2	$(1,275)

Consolidated stockholders’ equity:
As previously reported, indexed for effects of inflation in Mexico	$4,843,136	$1,682,329
As reported under Statement B-15	4,844,456	1,649,475

	$(1,320)	$32,854

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
Under both Mexican GAAP and U.S. GAAP, the Company tested certain long–lived assets for recoverability in response to significant adverse changes in business climate occurring during each of the years presented. Under U.S. GAAP, certain assets being evaluated for recoverability had lower book values than under Mexican GAAP due to other U.S. GAAP adjustments such as the allocation of negative goodwill from acquisitions and the specific index inflation restatement. Impairments recognized under Mexican GAAP for 2004 were higher than impairments calculated for U.S. GAAP purposes. However, in 2006 and 2005 the Company recorded a positive adjustment under Mexican GAAP as a result of the revaluation of certain long lived assets and thus the reversal of prior years entries for impairment. For U.S. GAAP purposes the Company reversed these entries as restoration of a previously recognized impairment loss is prohibited. Adjustments for 2006, 2005 and 2004 were ($216,092), ($157,062) and $340,418, respectively.
viii. Tizayuca Transaction:
During 2006, the Company entered into an agreement with group of creditors to acquire assets of Cartonajes Estrella, a bankrupt corporation. The Company acquired in a combined set of transactions, land & building, machinery, inventory and the workforce. The company also assumed labor liabilities related to workforce as at the acquisition date. Additionally, the Company also entered into a lease agreement for most of the machinery and equipment located at the plant. The acquisition of the various assets of Cartonajes Estrella was considered a business combination under Mexican GAAP and

U.S. GAAP. However, while for Mexican GAAP the lease agreement was classified as operating, for U.S. GAAP purposes the transaction normal be accounted for a financing arrangement (see applicable guidance in paragraphs below). This derived in the recognition of a negative goodwill amounting to $2,076,824 which was allocated pro rata to the acquired non-current assets.
Below is the fair value allocation as result of business combination under U.S. GAAP

			Adjusted net
	Fair value of net assets on	Negative Goodwill	assets at fair value
	March 31, 2006	allocation	on March 31, 2006

Assets:
Machinery	2,342,103	(1,960,800)	381,303
Land & Building	108,935	(94,237)	14,698
Other	21,787	(21,787)	—
Inventory	10,894	—	10,894
Deferred Taxes	126,887		126,887

	2,610,606	(2,076,824)	533,782

Liabilities:
Current liabilities	(10,894)		(10,894)
Non-current liabilities	(522,888)		(522,888)

Value in excess over investment (negative goodwill)	2,076,824	(2,076,824)	—

     Under U.S. GAAP, the basis for concluding that the lease agreement represents a financing lease is the concept of sales leaseback transaction under FAS 98 and integral equipments as prescribed by EITF 00-13. An adjustment of $29,512 was posted to reflect the change in treatment of the lease transaction between Mexican and US GAAP. The adjustment was based on the difference between rental expense recognized under Mexican GAAP and amortization of the lease asset plus interest expense of lease obligation as calculated for US GAAP purpose.
     The adjustment was calculated based on the assumption that the Company is going to ultimately execute the purchase option. Also, fair market value and estimated useful life as obtain from third party independent valuators of the machine was used in deriving the adjustment.

     Maturity debt table for financing leases in effect at December 31, 2006 are shown in the table below:

Amount
2006	$35,068
2007	70,137
2008	75,982
2009	81,825
2010	99,359
2011	1167,893
2012	116,893
2013	116,893

Total	713,050

Less: Amount	(202,797)

$420,253

Finally, the lease payments are fixed in US dollars and functional currency of the Company and lessors is Mexican Peso. Therefore, under Mexican GAAP the company recorded an embedded derivative relating to this operating lease. Under US GAAP, financing lease is considered a financial instrument and thus embedded derivative is derecognized as bifurcation would not be applicable. Thus an adjustment of 43,127 was posted on US GAAP reconciliation to derecognize the embedded derivative.
ix. Deferred start-up research and development costs
In 2002, under Mexican GAAP the Company deferred certain costs in relation to the reconstruction of a manufacturing plant (Ponderosa Industrial de México, S.A. de C.V.) and the development of a new paper manufacturing process. Under U.S. GAAP, SFAS No. 2 “Accoun-ting for Research and Development Costs” and SOP 98 – 5, “Reporting on the Costs of Start – Up Activities” require that the Company expense the start up and research and develop-ment costs as incurred. As such, the adjustment for the start up and research and development costs represents the reversal of the amounts capitalized under Mexican GAAP in such year.
The adjustment to U.S. GAAP in net income for 2006, 2005 and 2004 represents the reversal of the amortization recorded under Mexican GAAP for those start up, research and development costs that should not be capitalized for U.S. GAAP purposes.
x. Troubled Debt Restructuring
As described in Note 9, the Company restructured its financial debt with credit institutions and bondholders in 2005. As of the date of the restructuring the carrying value of the old debt amounted to $9,988.4 million, and the face value of the new debt issued amounted to $6,379.4 million. Such difference was settled with shares issued by the Company.

Under Mexican GAAP, the Company recorded the new debt at face value plus accrued interest at year end, based on the contractual interest rate specified in the new terms. No gain or loss was recorded on the restructured debt. The Company recorded interest amount of $518,566 during 2006.
For U.S. GAAP purposes, under SFAS No. 15 — ‘Accounting by Debtors and Creditors for Trouble Debt Restructurings’, the restructuring was deemed to be a ‘trouble debt restructuring’. Therefore, the carrying value of the old debt was reduced by the fair value of the shares granted. No gain was recorded on the restructured debt as the remaining unsettled amount of the debt was less than the total future cash payments specified by the new terms of the debt. Interest expense on the new debt provided to the holders is determined using an effective interest rate that equates the present value of the future cash payments specified in the new debt, with the carrying amount of the debt. During 2006, the company accrued $112,490 for interest.
The following table shows the adjustment required for US GAAP purposes:

	US GAAP	MEX GAAP	ADJUSTMENT

Total debt balance as of December 31, 2005	8,625,658	6,020,670	2,604,987

Plus: Accrued interest as of December 31, 2006	112,490	518,566	(406,076)
Less Payments of the period	(1,081,464)	(1,081,464)	—
Exchange loss an monetary position	(199,883)	(143,624)	(56,259)

Total debt Balances as of December 31, 2006	7,456,801	5,457,772	2,142,652

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
xii. Reversal of loss on sale of discontinued operations
As described in Note 1 in October 2002, the Company sold its shares of Durango Paper Company (DPC). Additionally, as disclosed in Note 17, during 2003 the Company sold its investment in Pronal and the assets of its molded pulp division, and approved a plan to sell a particleboard plant located in Chihuahua.
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
xiii. Severance payments
As more fully disclosed in Note 11 to these consolidated financial statements, effective January 1, 2005, Durango adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. Durango opted for the transitional method of recognizing the actuarially determined severance liability of $7,430 over the remaining expected employee service period and consequently, as of December 31, 2005 has recognized a total liability and charge to earnings of $5,139. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.
In November 2005, the AICPA International Practices Task Force concluded that conceptually, the accounting for severance liabilities under revised Bulletin D-3 did not differ from that which is required pursuant to U.S. GAAP under SFAS N° 112 “Employers’ Accounting for Post-employment Benefits”. For the purposes of the December 31, 2005 reconciliation of earnings and equity, Durango recorded for U.S. GAAP purposes the remaining amount of the liability not yet recognized under Mexican GAAP which totaled $16,731. Durango has determined that not recognizing this liability for U.S. GAAP purposes in prior years was not significant.
SUPPLEMENTAL U.S. GAAP DISCLOSURES
a. Condensed information
The following tables present the Company’s condensed balance sheets as of December 31, 2006 and 2005 and statements of operations for the three years ended December 31, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2006 constant Mexican Pesos, using the Mexican NCPI factor:

CONDENSED CONSOLIDATED BALANCE SHEETS:

	Years ended December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$466,603	$728,775
Accounts receivable, net	1,924,745	1,803,483
Inventories, net	1,212,675	1,244,239
Deferred income tax and employee profit sharing	903,628	849,853
Other	29,943	28,570

Total current assets	4,537,594	4,654,920

Property, plant and equipment	10,865,615	10,665,092
Other assets	356,863	266,235

Total assets	$15,760,072	$15,586,247

Liabilities and shareholders’ equity

Current liabilities:

Short-term debt, notes payable and current portion of long-term debt	$169,489	$268,004
Accrued liabilities and other payables	1,714,405	1,436,231

Total current liabilities	1,883,894	1,704,235

Long-term debt	7,767,109	9,373,584
Seniority premiums	316,590	330,046
Deferred income tax and employee profit sharing	2,848,161	2,311,015
Other long-term debt	584,583	66,356

Total long-term liabilities	11,516,443	12,081,001

Total liabilities	13,400,337	13,785,236

Minority interest	409,153	50,831

Shareholders’ equity	1,950,582	1,750,180

Total liabilities and shareholders’ equity	$15,760,072	$15,586,247

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS:

	Years ended December 31,
	2006	2005	2004
Net sales	$9,698,173	$8,473,104	$8,442,917
Cost of sales	8,094,503	7,379,275	7,235,969

Gross profit	1,603,670	1,093,829	1,206,948

Selling, general and administrative expenses	607,840	616,942	714,753

Operating income	995,830	476,887	492,195

Financing cost:
Interest expense	216,365	295,485	1,166,571
Interest income	(31,171)	(44,278)	(43,224)
Foreign exchange (gain) loss, net	171,324	(278,928)	(65,098)
Gain from monetary position, net	(368,248)	(455,382)	(506,930)

	(11,730)	(483,103)	551,319

Other (expenses) income, net	(187,929)	(370,091)	386,110

Income before income tax provisions, equity in income of associated companies, minority interest and discontinued operations	819,631	589,899	326,986

Provision for:
Income and asset tax (benefit) expense	607,736	(674,377)	(340,072)
Minority interest	41,293	(19,052)	3,450
Equity in income of associated companies	(3,011)	(1,977)	(2,847)

Net income from continuing operations	173,613	1,285,305	666,455

Discontinued operations, net	—	114,113	121,042

Net income	$173,613	$1,399,418	$787,497

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
The U.S. GAAP statements of cash flows for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Years ended December 31,
	2006	2005	2004
Operating activities:

U.S. GAAP net income (loss) from continuing operations	$173,613	$1,285,305	$666,455
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	286,080	300,659	355,151
Minority interest	41,293	(19,053)	3,450
Deferred income taxes	482,966	(739,792)	(370,310)
Deferred employee profit sharing	1,183	(58,419)	(109,763)
Allowance for doubtful accounts	17,118	33,809	50,775
Inventory obsolescence allowance	2,484	5,018	2,043
Gain from monetary position	(351,052)	(278,927)	(506,907)
Loss (gain) on sale of non-strategic assets	(102,569)	(11,094)	39,274
Impairment on long-lived assets	190,175	38,649	142,557
Unrealized foreign exchange loss, net	50,086	(167,262)	22,580
Amortization of debt issuance costs and other financing costs	—	—	25,951
Other	41,190	(15,103)	17,710

	832,567	373,790	338,966

	Years ended December 31,
	2006	2005	2004
Changes in operating assets and liabilities:
Accounts receivable, net	$(387,026)	$(99,167)	$(97,462)
Inventories, net	159,787	(98,657)	74,111
Prepaid expenses	(1,800)	(3,342)	(5,264)
Other liabilities	1,012,788	91,738	396,123

Cash flow (used in) provided by operating activities before discontinued operations	1,616,316	264,362	706,474
Discontinued operations	—	(320,260)	122,138

Cash flows (used in) provided by operating activities:	1,616,316	(55,898)	828,612

Financing activities:
Bank loans	(525,193)	137,926	538
Payments of long-term debt	(1,081,464)	(177,453)	(502,271)
Increase in capital stock	—	—	51

Cash flows (used in) provided by financing activities	(1,606,657)	(39,527)	(501,682)

Investing activities:
Acquisitions of fixed assets	(625,412)	(109,500)	(217,208)
Proceeds from sale of non-strategic assets	86,115	101,538	16,716
Investments in subsidiaries	—	(56,189)	—
Restricted cash	—	—	178,128
Other assets	(42,274)	282,039	(36,268)
Proceeds from sale of discontinued operations	—	360,226	—

Cash flows used in investing activities	(581,571)	578,114	(58,632)

Effect of inflation and exchange rate changes on cash and cash equivalents	309,738	(651,591)	(96,812)

Net (decrease) increase in cash and cash equivalents	(262,172)	(168,902)	171,486

Cash and cash equivalents at beginning of year	728,775	897,677	726,191

Cash and cash equivalents at end of year	$466,603	$728,775	$897,677

Supplemental cash flow disclosures:

	Years ended December 31,
	2006	2005	2004
Cash paid during the year for:
Interest, net of capitalized interest	$582,170	$602,556	$37,943
Income and asset tax	2,924	26,924	114,429

Non – cash transactions:

2006
Premium in issuance of shares	$6,769

Financing lease Agreement	$533,782

Supplemental balance sheet information
•	Employee benefits
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
The following sets forth the changes in benefit obligations, and the funded status of such plans for 2006 and 2005, reconciled with the amounts reported in the consolidated balance sheets under U.S. GAAP.

	December 31,
	2006	2005
Actual benefit obligation:	$205,165	$210,785

Change in benefit obligation:
Projected benefit obligation, beginning of year	$233,906	$248,910
Service cost	12,047	10,800
Interest cost	14,764	15,137
Actuarial loss	17,564	17,409
Benefits paid and variations in assumptions	(49,271)	(58,350)

Projected benefit obligations, end of year	$229,010	$233,906

•	Post – retirement benefits

	December 31,
	2006	2005
Actual benefit obligation:	$91,162	$101,852

Change in benefit obligation:
Projected benefit obligation, beginning of year	$105,361	$108,237
Service cost	278	416
Interest cost	4,880	5,142
Benefits paid	(15,484)	(8,434)

Projected benefit obligation, end of year	$95,035	$105,361

There were no plan assets during 2006 or 2005.
•	Postretirement obligations
Since 2004, the Company started granting postretirement benefits to its employees. Therefore, the Company recognizes since 2004, labor liabilities for postretirement obligations.
The present value of these obligations at December 31, 2006 is as follows:

	December 31,
	2006	2005
Actual benefit obligation:	$10,757	$7,732

Change in benefit obligation:
Projected benefit obligation, beginning of year	$17,409	$15,155
Service cost	779	3,241
Interest cost	4,307	1,255
Benefits paid	(2,232)	(2,242)

Projected benefit obligation, end of year	$20,263	$17,409

Total labor obligations showed in Balance Sheet are as follows:

Seniority premiums and pensions	$205,165	$210,785
Postretirement obligations	91,162	101,852
Severance payments	20,263	17,409

	$316,590	$330,046

•	Valuation and qualifying accounts:
The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004:

	Years ended December 31,
	2006	2005	2004
Balance at the beginning of the period	$(160,971)	$(182,814)	$(162,808)
Effects of inflation	6,266	4,881	7,676
Increase in the allowance	(17,118)	(33,809)	(50,776)
Write-offs	30,770	50,771	23,094

Balance at the end of the period	$(141,053)	$(160,971)	$(182,814)

The following table presents the roll forward of the inventory obsolescence allowance for the years ended December 31, 2006, 2005 and 2004:

	Years ended December 31,
	2006	2005	2004
Balance at the beginning of the period	$(34,105)	$(32,091)	$(32,056)
Effects of inflation	1,327	1,034	1,582
Increase in the allowance	(2,484)	(5,018)	(2,043)
Write-offs	1,322	1,970	426

Balance at the end of the period	$(33,940)	$(34,105)	$(32,091)

New Accounting pronouncements
SFAS No. 155, “Accounting for certain hybrid financial instruments-and amendment of FASB Statements Nos. 133 and 140” was issued on February 2006. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of adopting SFAS 155 on its financial condition and results of operations.
SFAS No. 156, “Accounting for servicing of financial assets-an amendment of FASB Statement No. 140” was issued on March 2006. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This Statement permits an entity to reclassify certain available-for-sale securities to trading securities, regardless of the restriction in paragraph 15 of Statement 115, provided that those available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. This option is available only once, as of the beginning of the fiscal year in which the entity adopts this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Company is currently evaluating the impact of adopting SFAS 156 on its financial condition and results of operations.
SFAS No. 157 ‘‘Fair Value Measurements’’ was issued in September 2006. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.
SFAS No. 158 ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’’ an amendment of FASB Statements No. 87, 88, 106, and 132(R) was published by FASB in September 2006. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This Statement amends Statement 87, FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, Statement 106, and FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, and other related accounting literature. Upon initial application of this Statement and subsequently, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost.
The required date of adoption of the recognition and disclosure provisions of this Statement an employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged; however, early application must be for all of an employer’s benefit plans. Retrospective application of this Statement is not permitted. The Company is currently evaluating the impact of adopting SFAS 158 on its financial condition and results of operations.
EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” was issued in June 2005. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The Task Force also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvement are purchased. This consensus should be applied to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate that the adoption of EITF 05-6 will have an impact on its financial condition or results of operations.
In July, 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48.
     In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have any impact on the Company’s current financial condition or results of operations.
- - - - - - - - - - - - - - - - -